06013805

82- SUBMISSIONS FACING SHEET

BEST AVAILABLE COPY

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shiningbank Energy Income Fund

*CURRENT ADDRESS 1310, 111-5th Ave. S.W.
Calgary, Alberta T2P 3Y6
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 3 1 2006
THOMSON
FINANCIAL

FILE NO. 82- 34977 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 5/30/06

SHININGBANK
Energy Income Fund

January 18, 2005

TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES FEBRUARY 2005 MONTHLY DISTRIBUTION

Shiningbank Energy Income Fund today announced that its cash distribution for February will be **$0.23 PER UNIT.** This distribution is consistent with the monthly distribution paid to unitholders since June 2003.

The distribution is payable on February 15, 2005 to unitholders of record on January 31, 2005. The ex-distribution date is January 27, 2005

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

SHININGBANK
Energy Income Fund

February 15, 2005 **TSX: SHN.UN**

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES MARCH 2005 MONTHLY DISTRIBUTION

Shiningbank Energy Income Fund today announced that its cash distribution for March 2005 will be **$0.23 PER UNIT.** This distribution is consistent with the monthly distribution paid to unitholders since June 2003.

The distribution is payable on March 15, 2005 to unitholders of record on February 28, 2005. The ex-distribution date is February 24, 2005.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

SHININGBANK
Energy Income Fund

February 17, 2005 **TSX: SHN.UN**

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES 2004 CANADIAN INCOME TAX INFORMATION

Shiningbank Energy Income Fund (the "Fund") today announced that distributions to unitholders in 2004 were **73.57% taxable and 26.43% tax deferred.** A total of $2.76 per unit was distributed from January to December of 2004.

Unitholders holding their investment in a Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF) or Deferred Profit Sharing Plan should not report any distribution income on their 2004 income tax return.

Unitholders holding their units outside such plans will receive a "T3 Supplementary" slip from the Fund's Trustee, Computershare Trust Company of Canada, if their units are held in registered form, or from their broker if the units are held in a brokerage account. The deadline for mailing all T3 Supplementary slips to unitholders is March 31, 2005.

The taxable portion of distributions received should be recorded as "Other Income" on the 2004 income tax return in accordance with the following table. Amounts received, which were not considered taxable are not reported on the T3 and are used to adjust the cost base (ACB) of the units for calculating capital gains or losses upon disposition of the units.

Record Date	Payment Date	Distribution ($ per unit)	Taxable Income ($ per unit)	ACB Reduction ($ per unit)
December 31, 2003	January 15, 2004	$0.23	$0.1692	$0.0608
January 31, 2004	February 15, 2004	$0.23	$0.1692	$0.0608
February 28, 2004	March 15, 2004	$0.23	$0.1692	$0.0608
March 31, 2004	April 15, 2004	$0.23	$0.1692	$0.0608
April 30, 2004	May 15, 2004	$0.23	$0.1692	$0.0608
May 31, 2004	June 15, 2004	$0.23	$0.1692	$0.0608
June 30, 2004	July 15, 2004	$0.23	$0.1692	$0.0608
July 31, 2004	August 15, 2004	$0.23	$0.1692	$0.0608
August 31, 2004	September 15, 2004	$0.23	$0.1692	$0.0608
September 30, 2004	October 15, 2004	$0.23	$0.1692	$0.0608
October 31, 2004	November 15, 2004	$0.23	$0.1692	$0.0608
November 30, 2004	December 15, 2004	$0.23	$0.1692	$0.0608
Totals 2004		**$2.76**	**$2.0304**	**$0.7296**

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust and its units are listed on The Toronto Stock Exchange under the symbol "SHN.UN".

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

A-4

Computershare

Computershare Trust Company of Canada
530 - 8th Ave SW, Suite 600
Calgary, Alberta
T2P 3S8
Telephone: (403) 267-6800
Facsimile: (403) 267-6529
www.computershare.com

February 18, 2005

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
Toronto Stock Exchange

Dear Sirs:

Subject: Shiningbank Energy Income Fund

We advise the following with respect to the upcoming Meeting of Trust Unitholders for the subject Income Fund:

1.	Meeting Type	: Annual General & Special Meeting
2.	Security Description of Voting Issue	: Trust Units
3.	CUSIP Number	: 824 916 100
4.	ISIN Number	: CA 8249161008
5.	Record Date	: March 21, 2005
6.	Meeting Date	: May 10, 2005
7.	Meeting Location	: Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"

Jodie Hansen
Assistant Corporate Trust Officer
Direct Dial No. (403) 267-6889

SHININGBANK
Energy Income Fund

February 18, 2005 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES 2004 INCOME TAX INFORMATION FOR U.S. INVESTORS

Shiningbank Energy Income Fund (the "Fund") today announced that its distributions to U.S. investors in 2004 were **82.39% taxable as "qualified dividends" and 17.61% tax deferred.** The Fund calculated earnings and profits under U.S. tax principles in order to provide this information to investors.

U.S. investors holding their investment in a Qualified Retirement Plan should not report any income related to distributions received on their 2004 tax return. U.S. investors holding units outside a Qualified Retirement Plan should report the taxable portion as "qualified dividend income". Amounts which are not considered taxable reduce the cost base of the units for calculating capital gains or losses upon disposition of the units.

After consulting with its tax advisors, and according to IRS notices 2003-71 and 2004-79, the Fund is of the opinion that the 2004 distributions paid to U.S. residents are to be treated as "qualified dividends". Under the Jobs and Growth Tax Relief Reconciliation Act of 2003 "qualified dividends" are subject to a maximum tax rate of 15%.

According to IRS statements a trust does not need to be recognized in certain databases established on behalf of U.S brokers for the trust to be recognized as a "qualified foreign corporation". Canadian trusts that are not SEC filers cannot satisfy the safe harbours necessary to be included in such databases but may very well be qualified corporations. Firms subscribing to such databases are advised that status as a "qualified foreign corporation" is to be based solely on the IRS's procedures.

As non-residents of Canada, U.S. investors in the Fund are subject to a 15% Canadian withholding tax on the total distribution. This is a non refundable tax and in most cases the amount withheld can be treated as a foreign tax credit for U.S. tax purposes. Registered non-resident unitholders will receive a Form NR4 from the Fund's transfer agent, Computershare Trust Company of Canada, stating the amount of foreign tax withheld. Non-registered unitholders will receive the information through their broker.

The Fund is not required to file Form 1099s, and is providing this information in lieu of such requirement. Brokers, acting as intermediaries for investors, may be required to provide Form 1099s for their clients but these may not accurately reflect the information presented here. Form 1099 reporting does not control how the taxpayer is entitled to report distributions. Investors should consult with their brokers and tax advisors to ensure that the information presented in this news release is accurately reflected in their 1099s and tax returns.

This information is not exhaustive of all possible U.S. income tax considerations, and is provided as a general guideline only. Unitholders of the Fund should consult their own legal and tax advisors regarding their individual tax consequences.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust and its units are listed on The Toronto Stock Exchange under the symbol "SHN.UN".

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.

Telephone:	(403) 268-7477
Facsimile:	(403) 268-7499
Toll Free:	(866) 268-7477
Email:	irinfo@shiningbank.com
Website:	www.shiningbank.com

SHININGBANK
Energy Income Fund

March 4, 2005 **TSX: SHN.UN**

NEWS RELEASE – FOR IMMEDIATE RELEASE
SHININGBANK ENERGY ANNOUNCES 2004 RESERVE INFORMATION

Shiningbank Energy Income Fund (the "Fund" or "Shiningbank"), today announced the results of its December 31, 2004 independent reserves evaluation. Parts of the evaluation were conducted by each of Paddock Lindstrom & Associates Ltd. ("PLA") and Sproule Associates Limited ("Sproule") effective December 31, 2004 and prepared in accordance with National Instrument 51-101. The following information aggregates the results of the two reports.

2004 HIGHLIGHTS

- Increased proved plus probable reserves by 22% and proved reserves by 15% through acquisition and development in 2004;
- Proved producing reserves constitute 84% of total proved reserves and total proved reserves equate to 68% of total proved plus probable reserves;
- Shiningbank replaced 277% of 2004 production with new reserves acquired or developed in the year, bringing cumulative replacement to 276% of production over the life of the Fund;
- On the basis of proved plus probable reserves:
  - New reserves were acquired at an average cost of $12.90 per barrel of oil equivalent ("boe") including future development costs ("FDCs") and $11.16 per boe excluding FDCs;
  - Three year acquisition costs averaged $11.98 per boe including FDCs and $10.66 per boe excluding FDCs;
  - Development costs for the year aggregated $11.79 per boe including technical revisions and changes in FDCs and $9.80 per boe excluding revisions and FDCs;
  - Total acquisition and development costs, including revisions and the change in FDCs and technical revisions, aggregated $12.70 per boe, $10.81 per boe without revisions and FDCs;
  - The recycle ratio for 2004, based on an operating netback of $25.96 per boe, was 2.0 to 1, indicating extremely cost effective reserve additions.
  - The Fund's reserve life index ("RLI") stands at 9.8 years based on estimated 2005 production. Shiningbank's RLI has fluctuated between 9.6 and 10.4 years over the past five years.

The following tables summarize the independent reserve estimates and value at December 31, 2004:

Summary of Oil and Gas Reserves - Forecast Prices and Costs

	Reserves (Company Interest)				
	Oil (mbbl)	Natural Gas (mmcf)	NGL (mbbl)	2004 Oil Equivalent (mboe)	2003 Oil Equivalent (mboe)
Proved					
Developed Producing	4,791.6	173,242.7	5,979.9	39,645.3	35,852.1
Developed Non-Producing	29.5	17,025.5	424.5	3,291.6	2,846.1
Undeveloped	159.8	19,459.3	1,069.0	4,472.0	2,353.4
Total Proved	4,980.9	209,727.5	7,473.4	47,408.9	41,051.6
Probable	2,558.4	97,880.7	3,771.2	22,643.1	16,343.6
Total Proved plus Probable	7,539.3	307,608.2	11,244.6	70,052.0	57,395.2

Value of Reserves using Forecast Prices and Costs

	Discount factor				
(000s)	0%	5%	10%	12%	15%
Present value of reserves					
Proved Developed Producing	$ 864,857	$ 689,424	$ 584,968	$ 553,666	$ 514,101
Proved Developed Non-Producing	68,892	51,863	41,798	38,828	35,116
Proved Undeveloped	81,373	59,707	45,987	41,840	36,615
Total Proved	1,015,122	800,994	672,753	634,334	585,832
Probable	464,884	273,833	188,585	166,835	141,620
Total Proved plus Probable	$ 1,480,006	$ 1,074,827	$ 861,338	$ 801,169	$ 727,452

Reserves Reconciliation

	Reserves (Company Interest)			
	Oil (mbbl)	Natural Gas (mmcf)	NGL (mbbl)	2004 Oil Equivalent (mboe)
Total Proved				
December 31, 2003	4,572.8	182,862.3	6,001.7	41,051.6
Acquisitions	1,434.2	41,014.7	1,891.9	10,161.9
Dispositions	(86.5)	(536.7)	(15.6)	(191.6)
Extensions	0.0	2,196.9	121.8	488.0
Discoveries	37.5	15,893.2	701.4	3,387.8
Technical revisions and economic factors	(105.6)	(20.7)	(84.0)	(193.1)
Production	(871.5)	(31,682.2)	(1,143.8)	(7,295.7)
December 31, 2004	4,980.9	209,727.5	7,473.4	47,408.9
Total Proved plus Probable				
December 31, 2003	6,786.6	252,953.5	8,449.7	57,395.2
Acquisitions	2,216.3	67,384.7	3,117.3	16,564.4
Dispositions	(149.8)	(626.1)	(15.6)	(269.8)
Extensions	0.0	2,976.7	160.2	656.4
Discoveries	50.4	23,589.6	1,108.2	5,090.2
Technical revisions and economic factors	(492.7)	(6,988.0)	(431.4)	(2,088.7)
Production	(871.5)	(31,682.2)	(1,143.8)	(7,295.7)
December 31, 2004	7,539.3	307,608.2	11,244.6	70,052.0

Notes to tables:

1. Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.
2. Company interest includes working interest plus royalty interests attributable to the Fund.
3. The present value of reserves is net of estimated future capital expenditures, royalty burdens, operating costs and abandonment costs, but prior to any provision for general and administrative expenses. It should not be assumed that present value is representative of the fair market value of the assets. Present value is based on Sproule's escalated price forecast as of January 1, 2005, which assumes a base 2005 oil price of US$44.29/bbl and an Alberta natural gas reference price of C$6.76/mcf.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust and its units are listed on The Toronto Stock Exchange under the symbol "SHN.UN".

For further information contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

SHININGBANK
Energy Income Fund

March 4, 2005 TSX: SHN.UN

NEWS RELEASE – FOR IMMEDIATE RELEASE
SHININGBANK ENERGY ANNOUNCES 2004 FINANCIAL RESULTS

Shiningbank Energy Income Fund (the "Fund" or "Shiningbank"), today announced its audited financial results for the year ended December 31, 2004.

2004 HIGHLIGHTS

- Production volumes increased by 19% over 2003 to average 19,933 boe/d of which 72% was natural gas.
- Production increases were mainly due to the acquisition of Birchill Resources Limited in early 2004 and the subsequent development drilling.
- Revenues increased by 24% in 2004 to $307.5 million, as a result of higher production volumes and commodity prices.
- Net earnings before income tax increased by 3% to $52.6 million from $51.2 million in 2003.
- Net earnings after income tax increased by 117% to $138.8 million from $64.0 million due to a $74.8 million one-time recovery of future income taxes related to a corporate restructuring completed in the fourth quarter. This had no effect on cash flow or distributions.
- Cash flow before change in non-cash working capital increased 29% in 2004 to $174.9 million, up from $136.0 million in 2003.
- Fourth quarter distributions totaling $37.4 million resulted in a payout ratio of 79% in the quarter and 84% for the year.
- The combination of strong commodity prices and level operating expenses, 1% higher than in 2003, resulted in record operating netbacks of $25.96 per boe.
- The Fund's balance sheet ended the year in very healthy condition with a debt to annual cash flow ratio of 1 to 1.
- **Investors' pre-tax total return for 2004 amounted to 30%, comprised of a 15% cash-on-cash distribution yield and a 15% increase in unit price.**

Shiningbank Energy Income Fund - 2004 Financial and Operating Highlights

	Three months ended December 31,			Year ended December 31,		
	2004	2003[1]	%	2004	2003[1]	%
FINANCIAL						
($ thousands except per Trust Unit amounts)						
Oil and natural gas sales[2]	$ 82,453	$ 58,474	41	$ 307,514	$ 247,207	24
Net earnings before income tax	13,974	6,092	129	52,607	51,232	3
Future income tax (recovery)	(74,064)	738	(10,136)	(86,199)	(12,722)	578
Net earnings after income tax	88,038	5,354	1,544	138,806	63,954	117
Cash flow before change in non-cash working capital	47,220	30,082	57	174,878	136,038	29
Distributions to unitholders	37,390	30,629	22	146,360	122,287	20
Distributions per Trust Unit	0.69	0.69	-	2.76	2.85	(3)
Long term debt	182,147	121,691	50	182,147	121,691	50
Unitholders' equity	515,944	364,215	42	515,944	364,215	42
OPERATIONS						
Daily Production						
Oil (bbl/d)	2,502	2,018	24	2,381	2,023	18
Natural gas (mmcf/d)	90.4	76.6	18	86.6	74.9	16
Natural gas liquids (bbl/d)	3,259	2,530	29	3,125	2,252	39
Oil equivalent (boe/d)	20,833	17,311	20	19,933	16,759	19
Average Prices (including hedging)[2]						
Oil ($/bbl)	$ 42.61	$ 33.62	27	$ 43.14	$ 37.95	14
Natural gas ($/mcf)	$ 7.20	$ 6.32	14	$ 7.06	$ 7.00	1
Natural gas liquids ($/bbl)	$ 43.70	$ 32.93	33	$ 40.24	$ 33.65	20
Oil equivalent ($/boe)	$ 43.23	$ 36.71	18	$ 42.14	$ 40.42	4
UNIT TRADING						
Units traded (thousands)	12,715	9,073	40	44,001	37,262	18
Value traded ($ thousands)	$ 277,894	$ 153,851	81	$ 865,687	$ 612,995	41
Unit price						
High	$ 23.98	$ 18.99		$ 23.98	$ 18.99	
Low	$ 20.01	$ 15.05		$ 16.51	$ 14.80	
Close	$ 21.49	$ 18.64		$ 21.49	$ 18.64	
Units outstanding (thousands)	54,141	44,343		54,141	44,343	

[1] *2003 figures restated as per note 3 to the consolidated financial statements.*

[2] *Oil & natural gas sales and average prices are stated before transportation costs.*

The following discussion and analysis of the operating and financial results of Shiningbank is for the three months and year ended December 31, 2004. This information is provided as of March 1, 2005. The fourth quarter and year-end results have been compared with the corresponding periods in 2003. Certain comparative figures have been restated to reflect the accounting changes described in Note 3 to the consolidated financial statements. Average prices have been restated to be prior to transportation costs in order to be consistent with the 2004 presentation. This discussion and analysis should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the accompanying notes included herein. Additional information about the Fund is available on SEDAR at www.sedar.com.

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. All figures are in Canadian dollars unless otherwise noted.

Results of Operations

PRODUCTION VOLUMES

Daily Production Volumes

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	**2004**	2003	%
Oil (bbl/d)	**2,502**	2,018	24	**2,381**	2,023	18
Natural gas (mmcf/d)	**90.4**	76.6	18	**86.6**	74.9	16
Natural gas liquids (bbl/d)	**3,259**	2,530	29	**3,125**	2,252	39
Oil equivalent (boe/d)	**20,833**	17,311	20	**19,933**	16,759	19
Natural gas % of production	**72%**	74%	(2)	**72%**	74%	(2)

Fourth quarter daily average production grew 20% over fourth quarter 2003, and 19% year over year. Natural gas liquids ("NGL") accounted for the majority of the volume increases as a result of the acquisition of NGL-rich properties, notably Ferrier, during the year. The volume growth in 2004 was primarily due to acquisitions, along with a successful development drilling program.

The most significant acquisitions were the first quarter 2004 purchases of Birchill Resources Limited ("Birchill") for $170.1 million and Good Ridge Explorations Ltd. ("Good Ridge") for $7.0 million. Both acquisitions closed in early March and, together, added approximately 19% to 2004 production. These acquisitions were partially offset by the natural declines of producing properties, which are estimated to average 14% per year. Production in 2005 is expected to average between 19,500 and 20,000 boe/d.

The Fund's 2004 drilling program added approximately 2,000 boe/d to year-end production rates. Due to wet weather in the spring and summer of 2004 which restricted field access, the effect of the drilling program was not fully realized until late in the year, and will carry over to 2005. Production from these new wells will initially decline faster than the Fund's average. The impact is expected to be a slight increase in the average decline rate in 2005, as well as a marginal reduction in the Fund's reserve life index until the wells have stabilized at a level of long-term deliverability.

PRICING (INCLUDING HEDGING ACTIVITY)

Average Prices - After Hedging

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	**2004**	2003	%
Average Prices						
Oil ($/bbl)	**$ 42.61**	$ 33.62	27	**$ 43.14**	$ 37.95	14
Natural gas ($/mcf)	**$ 7.20**	$ 6.32	14	**$ 7.06**	$ 7.00	1
Natural gas liquids ($/bbl)	**$ 43.70**	$ 32.93	33	**$ 40.24**	$ 33.65	20
Oil equivalent ($/boe)	**$ 43.23**	$ 36.71	18	**$ 42.14**	$ 40.42	4
Benchmark Prices						
WTI (US$/bbl)	**$ 48.28**	$ 31.21	55	**$ 41.40**	$ 31.04	33
AECO natural gas (Cdn$/mcf)	**$ 7.08**	$ 5.59	27	**$ 6.79**	$ 6.70	1

Natural Gas

Shiningbank's realized natural gas prices averaged $7.20/mcf for the fourth quarter, 14% higher than for the same period in 2003. For the full year, the average price was 1% higher than 2003 at $7.06/mcf. Natural gas pricing remained relatively flat throughout 2004 despite significant increases in oil prices. Hedging decreased the realized gas price by $0.11/mcf for the quarter and $0.07/mcf for the year, which compares with a 2003 hedging gain of $0.35/mcf for the quarter and $0.11/mcf for the year.

Gas pricing fundamentals remain strong. The Fund expects prices to weaken late in first quarter 2005 with the end of winter, a normal seasonal effect. The Fund also expects that there will be significant market volatility in 2005 with benchmark prices averaging in the range of Cdn$6.50 to $7.50/mcf. Shiningbank does not control the prices

received for its production, but it does mitigate market risk through various methods including hedges and geographical diversity.

Oil and Natural Gas Liquids

Realized oil prices for the quarter were $42.61/bbl, up 27% from fourth quarter 2003. Hedging reduced the realized price by $8.36/bbl for the quarter compared with a hedging loss of $1.50/bbl in fourth quarter 2003.

For full-year 2004, Shiningbank's average oil price rose 14% to $43.14/bbl. Hedging reduced this realized price by $5.46/bbl as compared to a $1.33/bbl decline in 2003. The benchmark West Texas Intermediate ("WTI") price averaged 33% higher than in 2003, however strength in the Canadian dollar partially offset this increase. Oil prices are expected to remain high in US dollar terms, with many analysts calling for a US$40.00/bbl average price for 2005. Futures prices at the time of writing were over US$50.00/bbl.

NGL prices were also strong, reflecting high oil prices. The average NGL price in the fourth quarter 2004 was 33% higher than in fourth quarter 2003 at $43.70/bbl, and 20% higher for the full year at an average $40.24/bbl.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of cash flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. During 2004, the Fund hedged an average of 26% of total gas production (25% - 2003) and 39% of total oil production (37% - 2003). Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2004 – March 31, 2005	Gas	5,000 GJ/d	$5.91 /GJ
November 1, 2004 – March 31, 2005	Gas	5,000 GJ/d	$7.50 /GJ floor $11.00/GJ ceiling
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00 /GJ floor $6.39/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ

REVENUES

	Three months ended December 31,				Year ended December 31,			
(000s)	**2004**	**% of Revenue**	2003	% of Revenue	**2004**	**% of Revenue**	2003	% of Revenue
Oil	**$ 11,731**	**14**	$ 6,520	11	**$ 42,352**	**14**	$ 29,000	12
Natural gas	**60,850**	**74**	42,116	72	**226,040**	**74**	188,454	76
Natural gas liquids	**13,102**	**15**	7,664	13	**46,019**	**15**	27,667	11
Other income (loss)	**(398)**	**-**	49	-	**91**	**-**	84	-
Gas hedging	**(909)**	**(1)**	2,402	4	**(2,229)**	**(1)**	2,980	1
Oil hedging	**(1,923)**	**(2)**	(277)	-	**(4,759)**	**(2)**	(978)	-
	$ 82,453	**100**	$ 58,474	100	**$ 307,514**	**100**	$ 247,207	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

SALES VARIANCE ANALYSIS (INCLUDING HEDGING ACTIVITY)

(000s)	Three months ended December 31, 2004/2003	Year ended December 31, 2004/2003
Oil and natural gas liquids		
Volume increase	$ 3,705	$ 15,880
Price increase	5,298	12,043
Net increase	$ 9,003	$ 27,923
Natural gas		
Volume increase	$ 8,057	$ 30,388
Price increase	7,366	1,989
Net increase	$ 15,423	$ 32,377

ROYALTIES

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	**2004**	2003	%
Total royalties, net (000s)	**$ 19,159**	$ 12,794	50	**$ 63,930**	$ 53,628	19
As a % of revenue	**23.2%**	21.9%	6	**20.8%**	21.7%	(4)
Per boe	**$ 10.00**	$ 8.03	25	**$ 8.76**	$ 8.77	-

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate was marginally lower in 2004 due to a one-time credit received in the third quarter of 2004 related to 2003 Crown royalties, offset in part by the high commodity price environment. The fourth quarter royalty rate was 6% higher due to the hedging loss experienced in 2004 as compared to a hedging gain in 2003. Hedging gains and losses affect revenue without a corresponding effect on royalties. The 2004 fourth quarter pre-hedging royalty rate was 22.4% which is comparable to the 2003 rate of 22.7% for the same period. The Fund expects that commodity prices in 2005 will be similar to those realized in 2004, resulting in little change to the 2005 royalty rate. The Alberta government provides a credit under the Alberta Royalty Credit program, which the Fund is eligible to access on a small portion of its properties. The Fund recorded the maximum credit of $500,000 in both 2004 and 2003.

TRANSPORTATION COSTS

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	**2004**	2003	%
Transportation costs (000s)	**$ 1,186**	$ 1,293	(8)	**$ 5,550**	$ 5,050	10
Per boe	**$ 0.62**	$ 0.81	(23)	**$ 0.76**	$ 0.83	(8)

Transportation costs decreased 23% on a boe basis from fourth quarter 2003. The decrease was the result of prior quarter adjustments flowing through the fourth quarter. The 8% year over year decrease was the result of lower pricing and termination of certain transportation service commitments. In 2005, transportation costs are expected to be flat on a boe basis with 2004.

OPERATING COSTS

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	**2004**	2003	%
Operating costs (000s)	**$ 11,465**	$ 11,058	4	**$ 48,692**	$ 40,536	20
Per boe	**$ 5.98**	$ 6.94	(14)	**$ 6.67**	$ 6.63	1

Operating costs on a boe basis decreased 14% from fourth quarter 2003 and increased 1% year over year. Higher field and plant maintenance costs in most areas were offset by volume increases in some areas with lower operating costs. The Fund expects 2005 costs to average $7.00/boe. While the Fund has gained efficiencies of scale in its operations on a per boe basis, operating costs will remain under pressure due to rising field costs, aging of the property portfolio and the likelihood of higher energy costs in 2005.

OPERATING NETBACKS

Natural Gas Wells

	Three months ended December 31,			Year ended December 31,		
($/boe)	**2004**	2003	%	**2004**	2003	%
Oil and natural gas sales	**$ 44.47**	$ 35.36	26	**$ 42.90**	$ 40.12	7
Hedging gain (loss)	**(1.22)**	1.50	(181)	**(0.78)**	0.42	(286)
Royalties	**10.09**	8.07	25	**8.83**	8.91	(1)
Transportation costs	**0.65**	0.87	(25)	**0.80**	0.89	(10)
Operating costs	**5.59**	6.50	(14)	**6.29**	6.25	1
Operating netback	**$ 26.92**	$ 21.42	26	**$ 26.20**	$ 24.49	7

Oil Wells

	Three months ended December 31,			Year ended December 31,		
($/boe)	**2004**	2003	%	**2004**	2003	%
Oil and natural gas sales	**$ 49.70**	$ 35.27	41	**$ 46.94**	$ 39.49	19
Hedging gain (loss)	**(7.54)**	(0.97)	677	**(4.45)**	(1.00)	345
Royalties	**8.07**	7.06	14	**7.55**	6.64	14
Operating costs	**14.29**	13.50	6	**14.15**	11.96	18
Operating netback	**$ 19.80**	$ 13.74	44	**$ 20.79**	$ 19.89	5

All Wells

	Three months ended December 31,			Year ended December 31,		
($/boe)	**2004**	2003	%	**2004**	2003	%
Oil and natural gas sales	**$ 44.71**	$ 35.35	26	**$ 43.10**	$ 40.09	8
Hedging gain (loss)	**(1.48)**	1.33	(211)	**(0.96)**	0.33	(391)
Other income (loss)	**(0.21)**	0.03	(800)	**0.01**	-	-
Royalties	**10.00**	8.03	25	**8.76**	8.77	-
Transportation costs	**0.62**	0.81	(23)	**0.76**	0.83	(8)
Operating costs	**5.98**	6.94	(14)	**6.67**	6.63	1
Operating netback	**$ 26.42**	$ 20.93	26	**$ 25.96**	$ 24.19	7

Total operating netback increased 26% quarter over quarter due mainly to higher commodity prices and lower transportation and operating costs. The year over year operating netback increased 7% due to higher commodity prices and lower transportation costs.

GENERAL AND ADMINISTRATIVE COSTS

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	**2004**	2003	%
General and administrative costs (000s)	**$ 1,686**	$ 1,432	18	**$ 6,681**	$ 4,649	44
Per boe	**$ 0.88**	$ 0.90	(2)	**$ 0.92**	$ 0.76	21
Per average Trust Unit	**$ 0.03**	$ 0.03	-	**$ 0.13**	$ 0.11	18

General and administrative costs per boe decreased 2% from fourth quarter 2003, and increased 21% year over year. The increases, including higher per average Trust Unit metrics, were due to higher activity levels resulting from acquisitions and increasing costs for corporate governance due to additional regulation. At year end, Shiningbank had 43 full-time employees and 24 full-time and part-time consultants at its head office. Field and production staff consisted of two production superintendents, 18 full-time employees and 38 contract operators. Costs of field and production staff are included in operating costs. General and administrative costs for 2005 are expected to trend upward to approximately $1.25/boe as a result of further corporate governance and related administrative costs.

INTEREST ON LONG TERM DEBT

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	**2004**	2003	%
Interest on long term debt (000s)	**$ 1,759**	$ 1,093	61	**$ 6,159**	$ 6,103	1
Per boe	**$ 0.92**	$ 0.69	33	**$ 0.84**	$ 1.00	(16)
Per average Trust Unit	**$ 0.03**	$ 0.02	50	**$ 0.12**	$ 0.15	(20)

Interest expense, which includes bank charges, increased 61% from fourth quarter 2003 due to higher debt levels resulting from the funding of capital expenditures. Year over year interest expense was relatively flat due to higher debt levels being offset by lower interest rates. Shiningbank is currently in compliance with all external debt covenants. Interest expense in 2005 is expected to be approximately $1.25/boe due to higher projected debt levels and interest rates.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	**2004**	2003	%
Depletion, depreciation and accretion (000s)	**$ 32,035**	$ 22,865	40	**$ 118,547**	$ 78,853	50
Per boe	**$ 16.71**	$ 14.36	16	**$ 16.25**	$ 12.89	26

Depletion, depreciation and accretion rose 16% per boe for the fourth quarter and 26% year over year. These increases were primarily due to expansion of the asset base from acquisitions made during the first quarter and associated future development costs. The fourth quarter depletion calculation was based on December 31, 2004 reserve estimates.

The 2003 comparative figure has been restated and increased by $3.8 million as a result of the adoption of the new asset retirement obligation standard. The accretion of discount on the asset retirement liability and additional depletion due to asset retirement costs are now included as part of this expense.

TRUST UNIT INCENTIVE COMPENSATION

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	**2004**	2003	%
Trust unit incentive compensation (000s)	**$ 333**	$ 147	127	**$ 1,263**	$ 572	121
Per boe	**$ 0.17**	$ 0.09	89	**$ 0.17**	$ 0.09	89

During fourth quarter 2003, the Fund elected to prospectively adopt amendments to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" for all rights issued on or after January 1, 2003. At that time, a total of $572,000 was expensed for 2003, representing the fair value of rights issued and which vested in 2003.

During fourth quarter 2004, one new issue of rights was granted. Six new issues of rights, aggregating 580,000 in total (2003 – 525,000) were granted during the year. The fair value of rights issued was determined using a Black-Scholes model, and will be brought into income over the vesting period of the rights. Expenses in 2004 of $1.3 million represented the fair value of rights issued during 2003 and 2004 and which vested in 2004. All of these costs are "non-cash" costs and are not deducted in calculating distributions to unitholders.

INTERNALIZATION OF MANAGEMENT CONTRACT

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	**2004**	2003	%
Internalization of management contract (000s)	**$ 1,307**	$ 1,561	(16)	**$ 3,511**	$ 5,989	(41)
Per boe	**$ 0.68**	$ 0.98	(31)	**$ 0.48**	$ 0.98	(51)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former Manager of the Fund. Prior to the acquisition, the Fund paid fees of 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During 2004, $2.7 million (2003 - $5.4 million) was expensed, representing the amortization of these escrowed Exchangeable Shares. At December 31, 2004, $1.9 million was left to be amortized ($1.3 million in 2005, $0.4 million in 2006 and $0.2 million in 2007).

Total consideration for the internalization was reduced by $1.8 million at the time of the transaction to provide for performance and retention bonuses to be paid to employees. During 2004, the remaining balance of this bonus pool, or $817,250, was paid out in cash and included in internalization expenses. This compares with $582,000 paid in 2003.

TAXES

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	**2004**	2003	%
Capital and large corporation taxes (000s)	**$ (451)**	$ 139	(424)	**$ 574**	$ 595	(4)
Future income tax (recovery) (000s)	**$ (74,064)**	$ 738	(10,136)	**$ (86,199)**	$ (12,722)	578
Per boe	**$ (38.88)**	$ 0.55	(7,169)	**$ (11.74)**	$ (1.98)	493

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or Shiningbank Energy Ltd.

In first quarter 2004, the Alberta government passed legislation to reduce the provincial corporate income tax rate to 11.5% from 12.5% effective April 1, 2004. Shiningbank's expected future income tax rate incorporating this rate reduction is approximately 38.49% compared with the current rate of approximately 38.62% applicable to the 2004 tax year.

During the fourth quarter, the Fund changed its organizational structure to take advantage of certain tax attributes of a partnership acquired in the Birchill acquisition. These changes eliminated future income taxes payable within the Fund on income earned from the Birchill assets by taking advantage of the tax flow-through structure of that partnership. As a result of the Fund's restructuring, a reduction in future income taxes was credited to income in the fourth quarter in accordance with Canadian generally accepted accounting principles ("GAAP"). The effect on earnings for the year was an additional $78.4 million, or $1.50 per Trust Unit ($1.47 diluted). Net earnings were also affected through increased depletion charges arising from future income taxes being recorded in the cost of the assets at the time of the Birchill acquisition. This additional depletion reduced earnings by $8.1 million, or $0.15 per Trust Unit, basic and diluted. The costs of the restructuring were included in general and administrative costs in the fourth quarter.

NET EARNINGS

Shiningbank's fourth quarter earnings were $88.0 million or $1.62 per Trust Unit ($1.60 diluted). Earnings in fourth quarter 2003, after restatement for the retroactive application of new accounting policies, were $5.4 million or $0.12 per Trust Unit, basic and diluted. For the year ended December 31, 2004 net earnings were $138.8 million or $2.66 per Trust Unit ($2.61 diluted), compared with restated 2003 figures of $64.0 million or $1.54 per Trust Unit ($1.51 diluted). Net earnings for the fourth quarter were increased by $78.4 million or $1.44 per Trust Unit ($1.43 diluted) as a result of an internal restructuring which reduced future income taxes. See "Taxes".

DISTRIBUTIONS TO UNITHOLDERS

Distributions to unitholders

	Three months ended December 31,			Year ended December 31,		
(000s except per Trust Unit amounts)	**2004**	2003	%	**2004**	2003	%
Cash flow before change in non-cash working capital	**$ 47,220**	$ 30,082	57	**$ 174,878**	$ 136,038	29
Capital expenditures	**(13,323)**	(6,865)	94	**(56,339)**	(22,931)	146
Asset retirement expenditures	**(208)**	(57)	265	**(684)**	(218)	214
Working capital adjustments	**3,701**	7,469	(50)	**28,505**	9,398	203
Distributions to unitholders	**$ 37,390**	$ 30,629	22	**$ 146,360**	$ 122,287	20
Distributions per Trust Unit	**$ 0.69**	$ 0.69	-	**$ 2.76**	$ 2.85	(3)
Trust Units outstanding	**54,141**	44,343	22	**54,141**	44,343	22

Distributions to unitholders for the quarter increased 22% over the same period in 2003 to $37.4 million, while distributions per Trust Unit were consistent in both periods at $0.69. For full-year 2004, distributions to unitholders increased 20% to $146.4 million from $122.3 million in 2003. The increases in distributions to unitholders for both periods in 2004 were due to higher production volumes, large gains in pricing for oil and NGL and strong gas prices. On a per Trust Unit basis, the effect of an increased number of Trust Units outstanding offset the increase in distributions to unitholders. Full-year distributions decreased 3% to $2.76 in 2004 from $2.85 in 2003 as a result of greater holdbacks to fund capital expenditures. The Fund paid out 84% of its cash flow in 2004 compared with 90% in 2003. Management expects that the current distribution level will continue through 2005 provided that commodity prices remain at or near 2004 levels.

2005 Cash Flow Sensitivities

The estimated sensitivity of cash flow to commodity price variables is shown in the table below.

	(000s)	Per Trust Unit
US $1 per bbl	$ 1,700	$ 0.03
Cdn $0.25 per mcf	$ 5,900	$ 0.11
US $0.01 exchange	$ 800	$ 0.01
100 bbl/d	$ 1,100	$ 0.02
1 mmcf/d	$ 1,700	$ 0.03
1% prime rate	$ 1,900	$ 0.03

INCOME TAX INFORMATION

In 2004, 73.57% of cash distributions paid by the Fund were required to be included in the income of unitholders. The remaining 26.43% reduced each unitholder's adjusted cost base ("ACB") for income tax purposes. A summary of cash distributions paid in 2004 and the implications for Canadian taxpayers is shown below.

Record Date	Payment Date	Distribution[1] ($ per Trust Unit)	Taxable Income ($ per Trust Unit)	ACB Reduction ($ per Trust Unit)
December 31, 2003	January 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
January 31, 2004	February 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
February 29, 2004	March 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
March 31, 2004	April 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
April 30, 2004	May 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
May 31, 2004	June 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
June 30, 2004	July 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
July 31, 2004	August 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
August 31, 2004	September 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
September 30, 2004	October 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
October 31, 2004	November 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
November 30, 2004	December 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
Total		$ 2.76	$ 2.0304	$ 0.7296

[1] Distributions for income tax purposes are based on cash received during 2004 rather than accrual-based income reported elsewhere in this report.

For US unitholders, 82.39% of distributions were taxable in 2004. Unitholders in both Canada and the US should consult tax advisors as to the proper treatment of Shiningbank distributions for income tax purposes.

ANNUAL FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	2004	2003	2002
		Restated (note 3)	Restated (note 3)
Oil and natural gas sales	**$ 307,514**	$ 247,207	$ 142,661
Net earnings (loss) before income tax	**52,607**	51,232	(1,859)
Per Trust Unit – basic	**1.01**	1.23	(0.06)
Per Trust Unit – diluted	**0.99**	1.21	(0.06)
Net earnings after income tax	**138,806**	63,954	12,598
Per Trust Unit – basic	**2.66**	1.54	0.40
Per Trust Unit – diluted	**2.61**	1.51	0.40
Total assets	**826,797**	614,149	507,824
Total long term debt	**182,147**	121,691	115,283
Property acquisitions	**2,615**	156,829	49,595
Corporate acquisitions	**177,067**	-	-
Capital expenditures	**56,339**	22,931	11,867
Cash flow before change in non-cash working capital	**174,878**	136,038	68,243
Per weighted average Trust Unit	**3.35**	3.27	2.15
Distributions to unitholders	**146,360**	122,287	69,607
Per Trust Unit	**2.76**	2.85	2.16
Payout ratio	**84%**	90%	102%
Trust Units outstanding	**54,141**	44,343	33,194
Weighted average	**52,209**	41,595	31,677
Dividends to former Manager	**-**	-	517

Acquisitions are a key driver of Shiningbank's growth. In 2003, the Fund completed a major acquisition of properties at Ferrier/O'Chiese. In 2004, the Fund completed a major corporate acquisition of Birchill and a much smaller corporate acquisition of Good Ridge. Such acquisitions add to production volumes, revenues, earnings and assets. Revenues and earnings are also greatly affected by commodity prices, particularly natural gas prices as 72% of the Fund's 2004 production was natural gas. With its high weighting to natural gas, the Fund's revenue and earnings results closely track changes in natural gas pricing.

In 2003, substantial production growth through acquisitions and a rebound in oil and gas prices boosted revenues and earnings compared with relatively weak natural gas prices in 2002 which resulted in lower revenues and earnings. In 2004, the same combination of acquisition-driven production growth and high commodity prices resulted in higher revenues and cash flow. Earnings increased as a percentage of revenue in 2004 as a result of the recovery of future income taxes related to the Fund's internal restructuring.

QUARTERLY FINANCIAL INFORMATION

(000s except per Trust Unit amounts)		March 31	June 30	September 30	December 31
2004					
Oil and natural gas sales		**$ 69,625**	**$ 80,723**	**$ 74,713**	**$ 82,453**
Net earnings before income tax		**13,485**	**12,851**	**12,297**	**13,974**
Per Trust Unit	- basic	**0.29**	**0.24**	**0.24**	**0.26**
	- diluted	**0.28**	**0.24**	**0.23**	**0.25**
Net earnings after income tax		**18,796**	**16,072**	**15,900**	**88,038**
Per Trust Unit	- basic	**0.40**	**0.30**	**0.30**	**1.62**
	- diluted	**0.39**	**0.29**	**0.29**	**1.60**
Cash flow before change in non-cash working capital		**39,544**	**45,190**	**42,924**	**47,220**
Per weighted average Trust Unit		**0.84**	**0.84**	**0.80**	**0.87**
Distributions to unitholders		**34,767**	**36,977**	**37,226**	**37,390**
Per Trust Unit		**0.69**	**0.69**	**0.69**	**0.69**
Payout ratio		**88%**	**82%**	**87%**	**79%**
2003					
Oil and natural gas sales		$ 60,180	$ 65,507	$ 63,046	$ 58,474
Net earnings before income tax		16,885	15,027	13,227	6,092
Per Trust Unit	- basic	0.47	0.36	0.30	0.14
	- diluted	0.47	0.35	0.29	0.14
Net earnings after income tax		19,499	23,583	15,517	5,354
Per Trust Unit	- basic	0.55	0.56	0.35	0.12
	- diluted	0.54	0.55	0.35	0.12
Cash flow before change in non-cash working capital		34,176	36,723	35,057	30,082
Per weighted average Trust Unit		0.96	0.87	0.79	0.68
Distributions to unitholders		30,886	30,330	30,442	30,629
Per Trust Unit		0.78	0.69	0.69	0.69
Payout ratio		90%	83%	87%	102%

As with Shiningbank's annual results, quarterly fluctuations are primarily the result of production increases due to acquisitions, the Fund's development drilling program and realized gas prices which can be extremely volatile. Volume increases from acquisitions occurred in second quarter 2003 through the acquisition of assets at Ferrier/O'Chiese and again, in second quarter 2004 with the acquisitions of Birchill and Good Ridge.

Natural gas prices remained strong and relatively consistent through the two years, apart from exceptionally strong prices in first quarter 2003 which led to higher distributions for that period. Oil prices increased substantially in late 2004, however, with oil playing a small role in Shiningbank's overall revenues, and with increased capital programs absorbing the extra cash flow, there was no change in distributions.

COSTS OF ACQUISITIONS AND DEVELOPMENT

During the first quarter, Shiningbank spent $177.1 million on the acquisitions of Birchill and Good Ridge. These acquisitions added approximately 19% to Shiningbank's production volumes for 2004 with the majority of additions coming in the Ferrier area, adjacent to Shiningbank's existing property and using much of the same infrastructure.

A total of $56.3 million was spent on drilling and new facilities during 2004, compared with $22.9 million in 2003. Cash flow was used to fund $27.8 million of these expenditures, with the balance being funded by debt. The increased expenditures funded a successful development drilling program concentrated in the Ferrier/O'Chiese area. Of the year's total, $13.3 million was spent in the fourth quarter compared with $6.9 million in fourth quarter 2003. A total of 96 wells (20.3 net) were drilled in 2004, 88 (18.5 net) of which were successful gas wells, four (0.9 net) were successful oil wells and four (0.9 net) were dry and abandoned. In addition, Shiningbank farmed-out an additional 30 wells for which no costs were incurred.

In 2005, the Fund plans to spend approximately $50 million on drilling, new facilities and maintenance capital. This will be funded through a combination of cash flow and debt financing.

NET ASSET VALUE

(000s except per Trust Unit amounts)	Discount Factor 10%	12%
Present value of reserves[1]		
Proved	$ 672,753	$ 634,333
Probable	188,585	166,835
Undeveloped lands	27,800	27,800
Working capital deficiency	(10,015)	(10,015)
Total assets	879,123	818,953
Long term debt	(182,147)	(182,147)
Net asset value	$ 696,976	$ 636,806
Trust Units outstanding	54,141	54,141
Net asset value per Trust Unit at December 31, 2004	$ 12.87	$ 11.76

[1] The present value of reserves is calculated based on price forecasts and reserve estimates prepared by Sproule Associates Limited in their December 31, 2004 evaluations.

LIQUIDITY AND CAPITAL RESOURCES

Shiningbank's ability to grow depends on access to bank lines of credit supplemented by periodic equity infusions. Smaller acquisitions through the course of the year are funded by bank debt. Equity is issued to fund single large acquisitions, or to pay down debt acquired following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

Since the Fund's initial public offering in 1996, 11 public equity issues have been completed. Acquisitions have led to steady accretion in value to unitholders. This accretion is offset when equity is issued as existing unitholders are diluted by the issue of new units. However, as all new equity issues have been done in conjunction with an acquisition, over time, unitholders have not been diluted. This is apparent in the stability of the Net Asset Value (NAV) per unit of the Fund over time. At the inception of the Fund, the NAV was $9.43 per unit, discounted at 10%. At the end of 2004, despite payment of over $19 per unit in distributions over eight years, the NAV per unit is at a level of $12.87, discounted at 10%, *indicating that unitholders have not been diluted.*

Long Term Debt

The Fund has a $225 million revolving credit facility with a syndicate of four Canadian chartered banks of which $182.1 million was drawn at December 31, 2004. The revolving period extends to April 27, 2005, at which time the facility reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2005. The facility is secured by a $300 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee.

Unitholders' Equity

On March 8, 2004, the Fund issued 8,800,000 new Trust Units at $17.00 each for gross proceeds of $149.6 million. In addition, a total of 997,204 Trust Units were issued during the year under the Trust Unit Rights Incentive Plan, under the Fund's Distribution Reinvestment Plan, and through the exercise of Exchangeable Shares.

When equity is raised, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of March 1, 2005, the Fund had 54,280,516 Trust Units, 263,482 non-escrowed Exchangeable Shares and 353,614 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next three years under the terms of two escrow agreements. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of December 31, 2004, the exchange rate was 1 to 1.32647.

Future Growth

Shiningbank's growth is based on its ability to raise debt and equity capital in Canadian financial markets. The Fund examines acquisition opportunities and selects those it believes to be accretive for such parameters as cash flows, distributions, net asset value, production and reserves.

Acquisitions are typically made using the Fund's credit facilities. Periodically, new Trust Units are issued, and the proceeds are used to pay down debt accumulated from previous acquisitions.

If the Canadian equity or debt markets were unable to satisfy Shiningbank's funding needs, it would impair the Fund's ability to continue to replace production and maintain distributions. The Fund has lines of credit held by four Canadian chartered banks, which provide sufficient debt capital to satisfy the Fund's ability to complete all but the largest acquisitions. However, the Fund's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual cash flow.

Contractual Obligations

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	$ 182,147	$ -	$ 182,147	$ -	$ -
Operating leases	8,071	826	3,003	3,173	1,069
Pipeline transportation	5,234	1,306	2,612	1,316	-
Total obligations	$ 195,452	$ 2,132	$ 187,762	$ 4,489	$ 1,069

[1] The long term debt obligation assumes that the revolving credit line is not renewed in April 2005.

Shiningbank has on-going capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of cash flow, debt financing and periodic equity financing.

CRITICAL ACCOUNTING ESTIMATES

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

Reserves

The Fund must estimate its reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Board's Environmental, Corporate Governance and Reserve Review Committee all review and approve the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and asset impairment test.

Asset Retirement Obligation

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

FINANCIAL REPORTING

During 2003 and 2004, there were numerous changes to financial reporting and regulatory requirements. The most important changes for Shiningbank are described below.

Asset Retirement Obligations

Effective January 1, 2004, Shiningbank adopted CICA handbook section 3110, "Asset Retirement Obligations." The standard requires the recognition and measurement of liabilities related to legal obligations to retire property, plant and equipment upon acquisition of the liability. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized and depleted into earnings over time.

Hedging Relationships

Effective January 1, 2004, the Fund adopted Accounting Guideline 13, "Hedging Relationships" which establishes standards for the documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. The adoption of this standard had no effect on the Fund's financial results.

Trust Unit Incentive Compensation

In September 2003, the CICA amended section 3870 of its handbook - "Stock-based Compensation and Other Stock-based Payments." Effective January 1, 2004, companies are required to use the fair value method to measure all stock-based payments and recognize compensation expense in their financial statements. The Fund elected to adopt these amendments in fourth quarter 2003 for all rights issued on or after January 1, 2003.

Previously the Fund followed common practice in the sector and used the excess of the unit price over the exercise price at the date of the financial statement as a surrogate for fair value. If the Fund were to continue to use this method under the amended standard, the Fund could experience large fluctuations, even recoveries, in compensation expense over the next 10 years. Because of the highly volatile nature of distributions and unit trading prices, management believes amounts expensed and/or recovered under this calculation do not properly represent the benefit conveyed to rights holders during the vesting period, and could be confusing when reading the financial statements.

Management considered numerous methods of determining the fair value of rights granted and has chosen to use a Black-Scholes option-pricing model to determine fair value. The calculation of fair value requires management to make numerous assumptions, as outlined in note 7 to the financial statements. Readers are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

Supplemental Disclosure

Management believes that distributions to unitholders, cash flow and netbacks are useful supplemental measures. Distributions to unitholders should not be construed as an alternate to net income as determined by Canadian GAAP. All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital, which management uses to analyze operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Operating netbacks, which are calculated as average unit sales price less royalties, transportation costs and operating costs, represent the cash margin for product sold, calculated on a boe basis. Distributions to unitholders, cash flow and netbacks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measure for other entities.

Forward-looking statements

This MD&A contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "may," "expects" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the

business risks discussed in this MD&A and in the AIF, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Barrel of oil equivalent

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

Consolidated Balance Sheets

December 31 ($ thousands)	2004	2003
		Restated (note 3)
ASSETS		
Current assets		
Accounts receivable	$ 50,712	$ 31,587
Prepaid expenses	4,471	2,630
	55,183	34,217
Fixed assets *(note 4)*		
Petroleum and natural gas properties and equipment	1,133,426	826,352
Accumulated depletion and depreciation	(364,814)	(248,670)
	768,612	577,682
Other assets	3,002	2,250
	$ 826,797	$ 614,149
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 40,268	$ 30,727
Trust Unit distributions payable	24,930	20,428
	65,198	51,155
Long term debt *(note 5)*	182,147	121,691
Future income taxes *(note 6)*	33,266	50,564
Asset retirement obligation *(note 3)*	30,242	26,524
Unitholders' equity		
Trust Units *(note 7)*	706,954	550,267
Exchangeable Shares *(note 7)*	7,019	5,267
Contributed surplus *(note 7)*	1,416	572
Accumulated earnings	308,517	169,711
Accumulated Trust Unit distributions	(507,962)	(361,602)
	515,944	364,215
	$ 826,797	$ 614,149

See accompanying notes to the consolidated financial statements

Consolidated Statements of Earnings and Unitholders' Equity

Year ended December 31 ($ thousands, except per Trust Unit amounts)	2004	2003
		Restated (note 3)
Revenues		
Oil and natural gas sales	$ 307,514	$ 247,207
Royalties	63,930	53,628
	243,584	193,579
Expenses		
Transportation	5,550	5,050
Operating	48,692	40,536
General and administrative	6,681	4,649
Interest on long term debt	6,159	6,103
Depletion, depreciation and accretion	118,547	78,853
Trust Unit incentive compensation *(note 7)*	1,263	572
Internalization of management contract *(note 10)*	3,511	5,989
	190,403	141,752
Earnings before taxes	53,181	51,827
Capital and large corporation taxes *(note 6)*	574	595
Future income tax recovery *(note 6)*	(86,199)	(12,722)
Net earnings	$ 138,806	$ 63,954
Unitholders' equity, beginning of year	364,215	264,887
Issue of Trust Units	156,687	158,297
Change in Exchangeable Shares, net *(note 7)*	1,752	(1,208)
Change in contributed surplus *(note 7)*	844	572
Distributions to Unitholders	(146,360)	(122,287)
Unitholders' equity, end of year	$ 515,944	$ 364,215
Net earnings per Trust Unit *(note 7)*		
Basic	$ 2.66	$ 1.54
Diluted	$ 2.61	$ 1.51

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

Years ended December 31 ($ thousands)	2004	2003
		Restated (note 3)
Operating activities		
Net earnings	$ 138,806	$ 63,954
Items not requiring cash		
Depletion, depreciation and accretion	118,547	78,853
Internalization of management contract	2,693	5,381
Trust Unit incentive compensation	1,263	572
Gain on sale of other assets	(232)	-
Future income tax recovery	(86,199)	(12,722)
Cash flow before change in non-cash working capital	174,878	136,038
Asset retirement expenditures	(684)	(218)
Change in non-cash working capital *(note 8)*	(21,291)	1,514
	152,903	137,334
Financing activities		
Increase in long term debt	60,456	6,408
Distributions to Unitholders	(146,360)	(122,287)
Issue of Trust Units	155,327	151,708
	69,423	35,829
Change in non-cash working capital *(note 8)*	4,502	512
	73,925	36,341
Total cash provided	$ 226,828	$ 173,675
Investing activities		
Property acquisitions	$ (2,615)	$ (156,829)
Corporate acquisitions *(note 4)*	(177,067)	-
Capital expenditures	(56,339)	(22,931)
Long term investments	(23)	(211)
Proceeds on sale of fixed assets	3,496	5,770
Proceeds on sale of other assets	1,000	-
	(231,548)	(174,201)
Change in non-cash working capital *(note 8)*	4,720	526
Total cash used	$ (226,828)	$ (173,675)

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

For the years ended December 31, 2004 and 2003
($ thousands, except Trust Units and per Trust Unit amounts)

1. ORGANIZATION

Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is an unincorporated open-end investment trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated May 16, 1996 and subsequently amended. Operations commenced on July 1, 1996. The beneficiaries of the Fund are the holders (the "Unitholders") of trust units (the "Trust Units").

On March 5, 2004, the Fund acquired all of the shares of Good Ridge Explorations Ltd. ("Good Ridge") through its wholly owned indirect subsidiary Shiningbank Energy Ltd. (the "Corporation"). On March 8, 2004, the Corporation acquired all of the shares of Birchill Resources Limited ("Birchill") which in turn held substantially all of its assets in a partnership. Also on March 8, 2004, the Corporation, Good Ridge and Birchill were amalgamated, continuing as Shiningbank Energy Ltd. The partnership, which was renamed Shiningbank Energy Partnership ("SEP"), remained in place and was held by the Corporation.

On December 31, 2004, the Corporation transferred substantially all of its interest in SEP to a newly formed limited partnership called Shiningbank Limited Partnership ("SLP") and SEP was wound up. SLP is held by a newly created operating trust called Shiningbank Operating Trust ("SOT"), the sole beneficiary of which is the Fund. The Corporation is the general partner of SLP.

The trust indenture provides that 300,000,000 Trust Units may be issued. Each Trust Unit represents an equal fractional beneficial interest in any distributions from the Fund and in the net assets of the Fund on termination or winding up of the Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. The trust indenture provides that Trust Units are redeemable at any time on demand by the Unitholders at amounts as determined by a market price formula. The total amount payable by the Fund in respect of all Trust Units tendered for redemption, however, may not exceed $100,000 in any calendar month.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management using Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Significant items subject to such estimates and assumptions include the amounts recorded for depletion and depreciation of the petroleum and natural gas properties, accretion of discount on asset retirement obligations, and asset retirement expenditures which are based on estimates of reserves and future costs and the amounts recorded for Trust Unit incentive compensation which are based on the estimated fair value of rights granted. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Fund and its direct and indirect subsidiaries, including the Corporation, SLP, SOT, Shiningbank Holdings Corporation ("SHC") and 1130243 Alberta Inc.

(b) Fixed assets

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized. Such costs include land acquisition, geological, geophysical and drilling costs for productive and non-productive wells and directly related overhead charges. Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs. Gains or losses upon disposition of such properties are not recognized unless the disposition would alter the depletion and depreciation rate by 20% or more.

The costs of fixed assets, plus a provision for future development costs of proved undeveloped reserves, are depleted and depreciated using the unit-of-production method based on estimated total proved reserves volumes, before royalties, as determined by independent engineers. Proved reserves are converted to a common unit of measure on the basis of their approximate relative energy content. Other miscellaneous assets are depreciated on a declining balance basis at 20% per annum.

Oil and gas assets are evaluated annually to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects, exceeds the carrying amount of the cost centre. When the carrying amount is in excess, and is therefore assessed as not recoverable, an impairment loss would be recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate (see note 4).

(c) Goodwill

Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying or net book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

(d) Asset retirement obligation

Shiningbank recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimation of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying value of the asset. In periods subsequent to initial measurement, the passage of time results in liability changes and the amount of accretion is charged against current period income. The liability is also adjusted for revisions to previously used estimates.

Previously, Shiningbank recognized a provision for estimated future site restoration and abandonment costs calculated on the unit-of-production method over the remaining proved reserves. Actual site restoration and abandonment costs were charged against the liability as incurred.

(e) Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

The Fund's corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

The Fund's corporate subsidiaries are taxable Canadian corporations and are liable for tax on income that they retain. The Corporation is also subject to capital taxes in jurisdictions where such taxes apply and these taxes are deducted from distributions to Unitholders.

(f) Financial instruments

The Corporation from time to time employs financial instruments to manage exposures related to interest rates and commodity prices. These instruments are not used for speculative trading purposes. The Fund formally documents all relationships between hedging instruments and hedged items and assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses on commodity price hedges are included in

revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of earnings.

(g) Trust Unit Rights Incentive Plan

The Fund accounts for the Trust Unit Rights Incentive Plan using the fair value based method. Under this method, compensation costs attributed to the Trust Unit rights are measured at fair value at the grant date and recognized over the vesting period, with a corresponding increase to contributed surplus. Consideration paid by employees and directors of the Corporation on the exercise of Trust Unit rights under this plan is recorded in Trust Units equity upon receipt, along with the amount of non-cash Trust Unit incentive compensation expense recognized in contributed surplus.

(h) Joint ventures

Substantially all of the Fund's petroleum and natural gas activities are conducted jointly with others and, accordingly, these financial statements reflect only the Fund's proportionate interest in such activities.

(i) Per Trust Unit amounts

Basic earnings per Trust Unit is computed by dividing net earnings by the weighted average number of Trust Units outstanding for the year. Diluted net earnings per Trust Unit amounts reflect the potential dilution that could occur if securities or other contracts to issue Trust Units were exercised or converted to Trust Units.

(j) Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered.

(k) Comparative figures

Comparative figures have been reclassified to conform to current year presentation.

3. CHANGE IN ACCOUNTING POLICIES

(a) Asset retirement obligation

Effective January 1, 2004 Shiningbank has adopted CICA handbook section 3110, "Asset Retirement Obligations." The standard requires the recognition and measurement of liabilities related to legal obligations to retire property, plant and equipment upon acquisition of the liability. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized and depleted into earnings over time.

This change in accounting policy has been adopted retroactively with restatement of the prior period presented for comparative purposes. The effect of the adoption is as follows:

Balance sheet	December 31, 2003	December 31, 2002
Increase in fixed assets for asset retirement costs	$ 12,531	$ 13,521
Net increase in asset retirement obligation	15,329	15,560
Decrease in future income tax liability	(771)	(493)
Decrease in accumulated earnings	(2,028)	(1,546)

Statement of earnings	Year ended December 31, 2003
Accretion expense on asset retirement obligation	$ 1,981
Increased depletion due to asset retirement costs	1,845
Eliminate prior provision for site restoration	(3,066)
Increase future income tax recovery	(277)
Net earnings impact	$ 483
Basic net earnings per Trust Unit	$ 0.01
Diluted net earnings per Trust Unit	$ 0.01

The estimated asset retirement obligation is based upon the Fund's net ownership interest in each area, estimated costs to abandon and reclaim wells and facilities in the area, and the anticipated timing of such expenditures.

Undiscounted expenditures totalling $37.6 million are expected to be made over the next 33 years. The Fund's credit adjusted risk free rate of 7% and an inflation rate of 2% were used to calculate the present value of the obligation.

The Fund's asset retirement obligation is as follows:

	Year ended December 31, 2004	Year ended December 31, 2003
Carrying amount, beginning of year	$ 26,524	$ 23,907
Liability incurred during the year, net of dispositions	2,212	854
Settlement of liability during the year	(684)	(218)
Accretion expense	2,190	1,981
Carrying amount, end of year	$ 30,242	$ 26,524

(b) Trust Unit incentive compensation

During 2003 the Fund elected to adopt the amendments to the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." The section was adopted effective January 1, 2003 and Trust Unit incentive compensation expense of $572,000 was recorded in 2003 for rights granted during 2003 and vesting within the year.

(c) Hedging relationships

Effective January 1, 2004, the Fund adopted Accounting Guideline 13, "Hedging Relationships" that establishes standards for the documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. The adoption of this standard had no effect on the Fund's financial results.

4. FIXED ASSETS

(a) Acquisition of Birchill Resources Limited

Effective January 1, 2004 the Corporation acquired all the outstanding shares of Birchill for $170.1 million. The transaction closed on March 8, 2004. The acquisition was accounted for by the purchase method and the results of operations of Birchill are included in the accounts from the closing date. Birchill and the Corporation were subsequently amalgamated.

Cash consideration	$ 169,639
Related fees and expenses	463
Cost of acquisition	$ 170,102
Working capital deficiency	$ (5,724)
Future income tax	(66,700)
Asset retirement obligation	(3,028)
Petroleum and natural gas properties and equipment	245,554
Total consideration	$ 170,102

(b) Acquisition of Good Ridge Explorations Ltd.

Effective January 1, 2004 the Corporation acquired all the outstanding shares of Good Ridge for $7.0 million. The transaction closed on March 5, 2004. The acquisition was accounted for by the purchase method and the results of operations of Good Ridge are included in the accounts from the closing date. Good Ridge and the Corporation were subsequently amalgamated.

Cash consideration	$ 6,935
Related fees and expenses	30
Cost of acquisition	$ 6,965
Working capital	$ 578
Future income tax	(2,201)
Asset retirement obligation	(147)
Petroleum and natural gas properties and equipment	7,025
Goodwill	1,710
Total consideration	$ 6,965

(c) Ceiling test

The Fund performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of fixed assets. Future prices were obtained from third parties, adjusted for commodity differentials specific to the Fund, and then escalated based on factors in the Fund's year-end independent reserves evaluation. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from proved reserves exceeded the carrying value of the Fund's fixed assets at December 31, 2004.

	Oil		Gas	
Year	WTI	Edmonton Light	AECO	Alberta Reference
	US$/bbl	C$/bbl	C$/mmbtu	C$/mmbtu
2005	$ 44.29	$ 51.25	$ 6.97	$ 6.76
2006	41.60	48.03	6.66	6.45
2007	37.09	42.64	6.21	6.00
2008	33.46	38.31	5.73	5.55
2009	31.84	36.36	5.37	5.21
2010	32.32	36.91	5.47	5.31
2011	32.80	37.47	5.57	5.38
2012	33.30	38.03	5.67	5.48
2013	33.79	38.61	5.77	5.58
2014	34.30	39.19	5.87	5.68
2015	34.82	39.78	5.98	5.79
Thereafter	+ 1.5%/annum	+ 1.5%/annum	+ 1.5%/annum	+ 1.5%/annum

5. LONG TERM DEBT

The Corporation has a $225 million revolving credit facility with a syndicate of four Canadian chartered banks of which $182.1 million was drawn at December 31, 2004 (2003 - $121.7 million). The revolving period extends to April 27, 2005. If the revolving facility is not renewed on that date, it will revert to a two year term with principal payments commencing on July 28, 2005. The facility is secured by a $300 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to cash flow ratio, or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee.

6. INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to the Corporation's and SHC's earnings before income taxes. This difference results from the following items:

	2004	2003
Taxable loss of the Corporation and SHC	$ (27,800)	$ (17,400)
Combined federal and provincial tax rate	38.62%	40.60%
Computed income tax recovery	(10,700)	(7,100)
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	3,500	1,800
Other	2,901	(222)
Internalization of management contract	1,400	2,400
Resource allowance	(1,800)	(1,900)
Change in tax rate	(3,100)	(7,700)
Internal restructuring	(78,400)	-
Future income tax recovery	(86,199)	(12,722)
Capital and large corporation taxes	574	595
Income and capital taxes	$ (85,625)	$ (12,127)

The recovery of future income taxes, through the internal restructuring, resulted from the transfer of the partnership acquired in the Birchill acquisition from the Corporation to a new operating trust, the beneficiary of which is the Fund.

The components of the Corporation's and SHC's future income tax liability at December 31, are as follows:

	2004	2003
Future income taxes:		
Oil and natural gas properties	$ 49,151	$ 59,999
Asset retirement obligation	(9,084)	(4,636)
Non-capital losses	(4,383)	(3,935)
Other	(2,418)	(864)
	$ 33,266	$ 50,564

7. TRUST UNITS

(a) Authorized

300,000,000 Trust Units

(b) Issued

	2004		2003	
	Number	Amount	Number	Amount
Balance, beginning of year	44,343,415	$ 550,267	33,193,937	$ 391,970
Issued for cash	8,800,000	149,600	10,338,500	155,078
Less: Commissions and issue costs	-	(8,143)	-	(8,216)
Issued on exercise of rights	618,166	8,024	134,673	1,831
Issued for cash under Dividend Reinvestment Plan	296,538	5,846	179,488	3,016
Issued on conversion of Exchangeable Shares	82,500	941	496,817	6,588
Transfer from contributed surplus on exercise of rights	-	419	-	-
Balance, end of year	54,140,619	$ 706,954	44,343,415	$ 550,267

(c) Exchangeable Shares

On October 9, 2002, SHC issued 1,136,614 Exchangeable Shares in connection with the management internalization transaction. The Exchangeable Shares are exchangeable, at the option of the holder, into Trust Units for no additional consideration. As at December 31, 2004, 353,614 (2003 - 555,678) Exchangeable Shares were held in escrow to be released over periods up to October 2007 under the terms of two escrow agreements. The number of Trust Units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is adjusted by the distributions paid to Unitholders divided by the 10-day weighted average unit price preceding the record date. The Exchangeable Shares are not eligible for distributions.

	2004		2003	
	Number	Amount	Number	Amount
Balance, beginning of year	126,290	$ 5,267	378,872	$ 6,475
Released from escrow	202,064	-	202,064	-
Conversion of Exchangeable Shares	(64,872)	(941)	(454,646)	(6,589)
Amortization of deferred portion	-	2,693	-	5,381
Balance, end of year	263,482	$ 7,019	126,290	$ 5,267
Exchange ratio, end of year	1.32647		1.18417	
Trust Units issuable upon conversion of non-escrowed shares	349,501		149,549	
Trust Units issuable upon conversion of escrowed shares	469,058		658,016	
Total Trust Units issuable upon conversion of all shares	818,559		807,565	

(d) Trust Unit Rights Incentive Plan

Under Shiningbank's Trust Unit Rights Incentive Plan the initial exercise price of rights granted may not be less than the current market price of the Trust Units as of the date of grant and the maximum term of each right is not to exceed 10 years. The exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to Unitholders in any calendar quarter exceed 2.5% (10% annually) of the Fund's consolidated net book value of fixed assets. A total of 3,197,796 Trust Units have been reserved for issuance under the plan. At December 31, 2004, there were 1,396,901 (2003 - 1,460,067) rights outstanding, of which 395,234 (2003 – 583,401) were exercisable at a weighted average exercise price of $13.34 (2003 - $14.20). In January 2005, a further 717,500 Trust Unit rights were granted.

Rights	2004		2003	
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	1,460,067	$ 13.93	1,059,000	$ 15.00
Granted	580,000	$ 18.75	525,000	$ 15.24
Forfeited	(25,000)	$ 16.44	-	$ -
Exercised	(618,166)	$ 12.98	(123,933)	$ 13.44
Balance before reduction of exercise price	1,396,901	$ 16.31	1,460,067	$ 15.22
Reduction of exercise price		(1.57)		(1.29)
Balance, end of year	1,396,901	$ 14.74	1,460,067	$ 13.93

The following table summarizes information about Trust Unit rights outstanding and exercisable at December 31, 2004:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding At 12/31/04	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price	Number Exercisable At 12/31/04	Weighted Average Exercise Price
$ 10.00 to $ 12.99	481,667	7.8	$ 12.08	65,000	$ 11.96
$ 13.00 to $ 16.99	380,234	6.8	$ 13.92	330,234	$ 13.62
$ 17.00 to $ 21.50	535,000	9.1	$ 17.71	-	$ -
$ 10.00 to $ 21.50	1,396,901	8.0	$ 14.74	395,234	$ 13.34

Shiningbank recorded Trust Unit incentive compensation expense of $1,263,000 for the year ended December 31, 2004 (2003 – $572,000) for rights issued in 2003 and 2004, and vesting within the year.

During the year, $419,000 (2003 - $nil) of contributed surplus was transferred to Trust Unit equity in respect of rights exercised during the period.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	2004	2003
Balance, beginning of year	$ 572	$ -
Trust Unit incentive compensation	1,263	572
Net benefit on rights exercised [1]	(419)	-
Balance, end of year	$ 1,416	$ 572

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to Unitholders' capital.

The fair value of the 580,000 rights issued during the year was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rates ranging from 4.33 to 4.82% (2003 – 4.16 to 4.76%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated drop in the strike price.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. For the years ended December 31, 2004 and 2003, Shiningbank's net income would have decreased by $508,000 per year ($0.01 per basic and diluted Trust Unit in 2003 and 2004) due to additional Trust Unit incentive compensation expense related to rights granted in 2002.

(e) Distribution Reinvestment Plan

The Distribution Reinvestment Plan ("DRIP") entitles eligible Unitholders to purchase additional Trust Units by re-investing their cash distributions or by making additional optional cash payments of up to a maximum of $3,000 per quarter for the purchase of additional Trust Units. Trust Units are acquired on the open market at the prevailing market price or issued from treasury at the average market price over the last 10 days of trading. During 2004, 296,538 Trust Units were issued from treasury (2003 – 179,488) under the DRIP for proceeds of $5.8 million (2003 - $3.0 million).

(f) Per Trust Unit amounts

For the year ended December 31, 2004, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 52,208,852 (2003 - 41,594,854). In computing diluted net earnings per Trust Unit, the dilutive effect of unit rights and escrowed Exchangeable Shares, added 984,155 Trust Units (2003 – 772,760) to the weighted average number of Trust Units outstanding.

8. OTHER CASH FLOW DISCLOSURES

(a) Change in non-cash operating working capital

	2004	2003
Accounts receivable	$ (24,271)	$ (7,950)
Prepaid expenses	(1,841)	248
Accounts payable and accrued liabilities	4,821	9,216
	$ (21,291)	$ 1,514

(b) Change in non-cash financing working capital

	2004	2003
Distributions payable to Unitholders	$ 4,502	$ 512

(c) Change in non-cash investing working capital

	2004	2003
Accounts payable for capital accruals	$ 4,720	$ 526

(d) Cash payments

	2004	2003
Cash payments made for taxes	$ 1,231	$ 625
Cash payments made for interest	$ 6,023	$ 6,077

9. FINANCIAL INSTRUMENTS

As at December 31, 2004, there are no significant differences between the carrying amounts and the fair value of accounts receivable, accounts payable, accrued liabilities, Trust Unit distributions payable, and long-term debt. The Corporation is exposed to interest rate variance on the long term debt disclosed in the balance sheet. Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risk. Substantially all derivative financial instruments are entered into with Canadian chartered banks in order to reduce credit risk.

At December 31, 2004, Shiningbank held certain oil and natural gas hedge contracts, the terms of which are listed in the following table. The estimated market value at December 31, 2004, had the contracts been settled at that time, would have been a loss of $103,484.

Period	Commodity	Volume	Price
April 1, 2004 – March 31, 2005	Gas	5,000 GJ/d	$5.91 /GJ
November 1, 2004 – March 31, 2005	Gas	5,000 GJ/d	$7.50 /GJ floor $11.00/GJ ceiling
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00 /GJ floor $6.39/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling

Subsequent to December 31, 2004, Shiningbank entered into two additional hedge contracts.

Period	Commodity	Volume	Price
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ

10. INTERNALIZATION OF MANAGEMENT CONTRACT

Effective October 9, 2002, the Fund acquired all of the outstanding shares of Shiningbank Energy Management Inc., the former Manager of the Fund. Total consideration for the transaction consisted of a cash payment of $2.91 million plus 1,136,614 Exchangeable Shares. Total consideration was reduced by $1.8 million to provide for performance/retention bonuses to be paid to employees. During 2004, the remainder of this bonus pool, or $817,250 (2003 - $582,750) was paid out in cash and expensed.

Total consideration:

Cash	$ 2,910
Exchangeable Shares issued	16,490
Costs associated with the transaction	1,195
Total purchase price	$ 20,595

Prior to the acquisition, the Fund paid fees to the former Manager of 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of the management agreement. The acquisition resulted in the elimination of all fees and dividends under the management contract.

Exchangeable Shares in the amount of $10.0 million were originally subject to escrow provisions and are being deferred and amortized into income as internalization of management contract expense over the specific vesting periods through 2007. For the year ending December 31, 2004, $2,693,400 (2003 - $5,380,600) has been recorded as expense representing the amortization of these escrowed Exchangeable Shares.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust and its units are listed on The Toronto Stock Exchange under the symbol "SHN.UN".

For further information contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

SHININGBANK
Energy Income Fund

March 17, 2005 **TSX: SHN.UN**

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES APRIL 2005 MONTHLY DISTRIBUTION

Shiningbank Energy Income Fund today announced that its cash distribution for April 2005 will be **$0.23 PER UNIT.** This distribution is consistent with the monthly distribution paid to unitholders since June 2003.

The distribution is payable on April 15, 2005 to unitholders of record on March 31, 2005. The ex-distribution date is March 29, 2005.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

AGREEMENT AMENDING ROYALTY AGREEMENT

February 28, 2003

Between

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta (the "Grantor")

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in Calgary, Alberta ("Trustee") for and on behalf of **Shiningbank Energy Income Fund**, a trust formed in accordance with the laws of Alberta (the "Fund")

Recitals

A. The holders of the trust units of Shiningbank Energy Income Fund (the "Fund") resolved at a Special Meeting thereof held on October 8, 2002 (the "Meeting"), to effect an internalization of the management of the Fund (the "Internalization Transaction") by the purchase of all of the issued and outstanding shares of Shiningbank Energy Management Inc. ("SEMI") by Shiningbank Holdings Corporation, a subsidiary of the Fund and subsequently amalgamating the Grantor and SEMI (the "Amalgamation").

B. The holders of the trust units of the Fund also resolved at the Meeting to amend this Royalty Agreement to provide that the distributions to the holders of the trust units may be made monthly rather than quarterly if deemed desirable by the Board of Directors of the Grantor.

C. All actions have now been taken to give effect to the Internalization Transaction and the Amalgamation.

D. The parties hereto wish to amend and restate the Royalty Agreement to reflect the above.

The parties agree as follows.

Article 1
Amendments

The parties hereto agree that the Royalty Agreement will be amended effective as of the date set out above such that it shall be amended and restated, such restatement to be in the form attached hereto as Schedule "A" to this Agreement, and such Restated Royalty Agreement shall be the Royalty Agreement.

Article 2
Continuation

The Royalty Agreement, as amended as aforesaid, shall continue in full force and effect in accordance with the terms thereof.

Article 3
Miscellaneous

3.1 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

3.2 Waivers in Writing

No waiver by any party hereto of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other party hereto unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

3.3 Amendments

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the parties hereto unless made in writing and signed by the duly authorized representatives of each of the parties hereto.

3.4 Liability

The parties hereto acknowledge that the Trustee is entering into this agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the holders of the Trust Units of the Trust and that any recourse against the Trust, the Trustee or any holder of the Trust Units of the Trust in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture with respect to the Trust as the

same was amended and restated as of February 28, 2003.

Executed and delivered.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee for and on behalf of SHININGBANK ENERGY INCOME FUND

Per: "signed"

Per: "signed"

SHININGBANK ENERGY LTD

Per: "signed"

Per: "signed"

CLARKR/916502.1

Schedule A

Amended and restated
as of February 28, 2003

Royalty Agreement

Between:

SHININGBANK ENERGY LTD., a corporation incorporated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta as trustee for and on behalf of **Shiningbank Energy Income Fund**, a trust formed in accordance with the laws of Alberta

Recital:

The Grantor wishes to grant the Royalty and the Royalty Owner wishes to acquire the Royalty from the Grantor on the terms and conditions set forth herein.

The parties agree as follows.

Article 1
Definitions

1.1 Definitions

For the purposes of this Agreement, including the recitals, the following words and expressions shall have the following meanings except where the context otherwise expressly provides:

"**Additional Properties**" means those P&NG Rights and any related Tangibles and Miscellaneous Interests which are acquired by the Grantor after the Closing Date;

"**Administrative Services Agreement**" means the agreement between the Grantor and the Trustee as trustee for and on behalf of the Royalty Fund dated October 9, 2002, pursuant to which the Grantor has agreed to provide certain management and administration services to the Royalty Fund and the Trustee, and all amendments thereof, substitutions therefor and replacements thereof;

"**Affiliate**" means an affiliated body corporate within the meaning of Section 2(l) of the *Business Corporations Act* (Alberta);

"**Agreement**" means this agreement including the Schedule A hereto;

"**ARC**" means credits or rebates in respect of Crown Royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as 'Alberta Royalty Credits';

"**Asset Value**" in respect of any Property or the Properties at any time means the present worth (using the Discount Rate) of the estimated pre-tax net cash flow from such Property or the Properties of the Proved Reserves and 50% of the Probable Reserves shown on the most recent independent engineering report relating to such Property or the Properties;

"**Business Day**" means a day other than a Saturday, Sunday or statutory holiday in Alberta;

"**Canadian resource property**" shall have the meaning attributable to such term in the Tax Act,

"**Capital Costs**" means:

(a) drilling costs, completion costs and equipping costs of wells; and

(b) all other costs relating to the Properties which are "capital costs" under GAAP;

but does not include Future Acquisition Costs;

"**Closing**" means the closing of the issuance of Trust Units by the Royalty Fund contemplated by a final prospectus dated July 18, 1996;

"**Closing Date**" means the date upon which the Closing occurs;

"**Commodity Price Swaps**" means swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate fluctuations in prices or commodities which affect Production Costs or revenues attributable to the Properties;

"**Credit Facilities**" means the credit facilities of the Grantor existing as of the date hereof, and those made available to the Grantor, from time to time hereafter, to fund the payment of or to refinance the payment of Production Costs, Future Acquisition Costs and other corporate requirements of the Grantor, and all amendments thereto, substitutions therefor and replacements thereof;

"**Crown**" means Her Majesty the Queen in Right of Canada or a Province thereof;

"**Crown Royalties**" means any amount paid or payable to or received or receivable by the Crown by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute as a royalty, tax (other than municipal or school tax), lease rental or bonus or in lieu thereof that may be reasonably regarded as being in relation to P&NG Rights or the production of Petroleum Substances;

"**Currency Exchange Swaps**" means swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate fluctuations in rates of exchange of one currency for another which affect Production Costs or revenues attributable to the Properties;

"**Debt Service Charges**" means, in respect of a Period:

(a) all interest, penalties, fees, indemnities, legal costs, and other costs, expenses and disbursements for which the Grantor is liable pursuant to the Credit Facilities and which, in each case, accrue during such Period;

(b) all amounts payable during such Period on account of principal pursuant to the Credit Facilities including, without limitation, scheduled, prepaid (voluntary or mandatory) and accelerated principal and (subject to the provisos below) any amounts required to be paid on account of banker's acceptances and letters of credit (other than fees described in (a) above);

(c) plus (if there is a net loss) or minus (if there is a net profit) the net profit or loss from Interest Rate Swaps which accrues during such Period;

provided that the difference between the face amount of a banker's acceptance which is issued and accepted pursuant to the Credit Facilities and its discount proceeds (such difference being the "imputed interest") shall be treated as interest accruing at the times that it is considered to accrue in accordance with GAAP and provided that when the Grantor becomes liable under the Credit Facilities to pay the full amount of a banker's acceptance, the face amount less the amount of imputed interest for such banker's acceptance shall be included in the Debt Service Charges;

"**Deductible Production Costs**" means, in respect of a Period and without duplication:

(a) Production Costs for that Period; plus

(b) Deductible Production Costs which are carried forward to such Period pursuant to Section 3.4;

less

(c) Production Costs paid from advances made pursuant to the Credit Facilities; and

(d) payments made in that Period by the Grantor in respect of Production Costs from Other Revenues and Grantor Disposition Proceeds pursuant to subsection 2.4(c);

"**Deferred Purchase Payment**" means any payment in addition to the payment of the Initial Purchase Payment required to be made by the Royalty Owner to the Grantor pursuant to Section 2.2 as additional consideration for the Royalty;

"**Discount Rate**" on any particular day shall be the lesser of:

(a) twice the yield on ten year Government of Canada Bonds on the fifth Business Day preceding the particular date, rounded down to the nearest whole percentage point;

(b) the yield on ten year Government of Canada Bonds on the fifth Business Day preceding the particular date plus 8%, rounded down to the nearest whole percentage point; or

(c) 15%;

"**Execution Date**" means July 31, 1996;

"**Farmout**" means an agreement whereby a Person at arm's length to the Grantor and the Royalty Owner agrees to pay for the drilling of one or more wells on one or more of the Properties in order to earn an interest therein with the Grantor retaining a royalty or residual interest in such Properties;

"**Future Acquisition Costs**" means amounts paid by or on behalf of the Grantor in respect of the costs of acquiring interests in Additional Properties (including purchase price, adjustments, broker's fees and commissions, professional and consulting fees and disbursements);

"**GAAP**" means, as of any time, generally accepted accounting principles in Canada as at such time;

"**General and Administrative Costs**" means the amount in aggregate representing all expenditures and costs incurred in the management and administration of the Grantor and the Royalty Fund including, without limitation:

(a) all reasonable costs and expenses relating to the Grantor and the Royalty Fund and paid directly to Third Parties by or on behalf of the Grantor or the Royalty Fund or their Affiliates, including, without limitation, Trustee's fees; and

(b) all reasonable costs and expenses incurred by the Grantor specifically for the Royalty Fund including, without limitation, auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries and all of those costs and expenses incurred by the Grantor (or any successor to it as administrator under the Administrative Services Agreement) in discharging its obligations under the Administrative Services Agreement;

"**Grantor**" means Shiningbank Energy Ltd. and each of its Affiliates, unless the context or an express indication indicates otherwise;

"**Grantor Disposition Proceeds**" means:

(a) 1% of the proceeds of assignment, sale or other disposition of the Properties or any portion thereof (excluding proceeds in respect of Tangibles and Miscellaneous Interests directly related thereto); plus the portion of the remaining 99% of such proceeds which are utilized to repay borrowings of the Grantor; and

(b) 100% of the proceeds of assignment, sale or other disposition of Tangibles and Miscellaneous Interests directly related to the Properties assigned, sold or otherwise disposed of;

"**Grantor's Share**" means the share (determined as if the Royalty had not been granted) which is attributable to the Properties, for which the Grantor is responsible or to which the Grantor is entitled;

"**Grantor's Share of Production**" means the Grantor's Share of the production of Petroleum Substances from the Royalty Lands and lands pooled or unitized therewith;

"***In Specie* Distribution**" means a distribution pursuant to Section 3.13 of the Trust Indenture;

"**Initial Properties**" means those P&NG Rights, Tangibles and Miscellaneous Interests in which the Grantor has an interest (whether contingent or absolute, legal or beneficial, present or future, vested or not) as of the Execution Date including, without limitation, the P&NG Rights, Tangibles and Miscellaneous Interests relating to the lands and leases described in Schedule A;

"**Initial Purchase Payment**" means the net proceeds from the issuance of Trust Units by the Royalty Fund contemplated by a final prospectus dated July 18, 1996 after deducting underwriting fees, legal fees, accounting fees and printing expenses and all other fees and expenses which may be incurred in connection with such issuance, representing the consideration for the Royalty (other than Deferred Purchase Payments) an estimate of which is paid by the Royalty Owner on the Execution Date and the balance of which shall be paid or refunded (if overpaid) within 120 days of the Execution Date and, for greater certainty, the Initial Purchase Payment shall total $48,769,730 and shall be satisfied, in part through a cash payment of $27,612,398 and in part by an absolute assignment of the Royalty Owner's entire right, title and interest in and to the Instalment Receivables and certain rights under the Instalment Receipt Agreement;

"**Instalment Receipt Agreement**" means the Instalment Receipt and Pledge Agreement dated July 31, 1996 made between the Royalty Fund, Richardson Greenshields of Canada Limited, CIBC Wood Gundy Securities Inc., Levesque Beaubien Geoffrion Inc., TD Securities Inc., Moss Lawson & Company Limited, First Marathon Securities Limited, Montreal Trust Company of Canada and The Trust Company of the Bank of Montreal;

"**Instalment Receipts**" means the Instalment Receipts issued on the closing of the Offering, representing beneficial ownership of the Trust Units issued pursuant to the Offering subject to the pledge of such Trust Units as security for the payment of the Instalment Receivables pursuant to the Instalment Receipt and Pledge Agreement;

"**Instalment Receivables**" means the unpaid final instalments of $4.00 per Trust Unit payable to the Royalty Fund on or before July 31, 1997 in respect of the Instalment Receipts issued on closing of the Offering;

"**Interest Rate Swaps**" means interest rate swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate exposure to fluctuations in interest rates applicable to the Credit Facilities or which otherwise affect Production Costs;

"**Leases**" means collectively the leases, reservations, permits, licenses, certificates of title or other documents of title (including all renewals and extensions of such documents and all documents issued in substitution therefor) by virtue of which the holder thereof is entitled to drill for, win, own, remove

and/or receive proceeds from the sale or disposition of Petroleum Substances within, upon or under all or any part of the Royalty Lands or lands pooled or unitized therewith;

"**Lender**" means:

(a) the lender or lenders (if there is more than one) that make the Credit Facilities available to the Grantor and includes any agent acting on their behalf; and

(b) the Person or Persons with whom the Grantor makes Swap Arrangements;

"**Miscellaneous Interests**" means all interests, property, rights and assets of the Grantor, whether contingent or absolute, legal or beneficial, present or future, vested or not (and not being P&NG Rights, Tangibles, seismic or geophysical data), which pertain to the P&NG Rights or Tangibles or are described below in this definition, including without limitation, the interests of the Grantor in any of the following property, rights and assets:

(a) contracts, agreements and documents (including Title and Operating Documents) relating to any of such P&NG Rights or Tangibles or any rights in relation thereto;

(b) Surface Rights which are used or held for use in connection with any of such P&NG Rights or Tangibles;

(c) permits, licences, authorizations and deposits relating to any of such P&NG Rights or Tangibles, including in respect of facilities, wells and pipelines, the export, removal, transportation, purchase or sale of Petroleum Substances;

(d) the wells, including without limitation the wells listed in Schedule A hereto;

(e) all extensions, renewals, replacements or amendments of the foregoing items described in subparagraphs (a) to (d) of this definition;

(f) books, maps, records, documents, geological, engineering, data processing, well, plant and other reports, studies, data, information, tapes, disks, computer programs, papers or other records which relate to or are necessary or useful in connection with the Properties or any of the property or assets referred to in subparagraphs (a), (b), (c), (d) or (e) of this definition;

provided always that Miscellaneous Interests and Properties shall not include the well bores for wells located on the Royalty Lands which are dry and abandoned and for which a certificate of reclamation or certificate of restoration has been issued;

"**Month**" means a period commencing at 7:00 a.m. Calgary time on the first day of a calendar month and ending at 7:00 a.m. Calgary time on the first day of the following calendar month;

"**Non-Deductible Crown Royalties**" means Crown Royalties which are either:

(a) required to be included in taxable income pursuant to the Tax Act, or

(b) not permitted to be deducted in computing taxable income pursuant to the Tax Act;

"**Offering**" means the offering by the Royalty Fund of 5,289,333 Trust Units pursuant to the Prospectus dated July 18, 1996, at a price of $10.00 per Trust Unit payable on an instalment basis, with the initial payment of $6.00 per Trust Unit payable on the closing of the Offering and the final instalment of $4.00 per Trust Unit payable on or before July 31, 1997;

"**Other Revenues**" means, in respect of a Period, ARC payable to the Grantor during the Period and the Grantor's Share of all revenues which accrue during such Period including, without limitation:

(a) fees and similar payments made by Third Parties for processing, transportation, gathering, refining or treatment of their Petroleum Substances in facilities comprised in the Tangibles;

(b) proceeds from the sale of Petroleum Substances purchased from Third Parties and processed in facilities comprised in the Tangibles;

(c) take or pay and similar payments made to the Grantor in lieu of a buyer taking delivery of all or a portion of the Grantor's Share of Production;

(d) proceeds from the sale of Tangibles and Miscellaneous Interests (except when sold in connection with P&NG Rights);

(e) insurance proceeds, including business interruption insurance, property damage insurance and third party liability insurance proceeds;

(f) the net profit or loss (which will be a negative amount for purposes of computing the Other Revenues if there is a net loss) from Currency Exchange Swaps which settled during the Period;

(g) incentives, rebates and credits in respect of Production Costs payable to the Grantor during the Period; and

(h) proceeds from the sale or licensing of seismic and similar data;

but not including Production Revenues and proceeds from the sale of P&NG Rights and any related Tangibles and Miscellaneous Interests;

"**P&NG Rights**" means all of the right, title, estate and interest of the Grantor (whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an interest in land) in or to:

(a) rights to explore for, drill for, produce, take, save or market Petroleum Substances;

(b) rights to a share of the production of Petroleum Substances;

(c) rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances, other than rights under agreements for the sale of Petroleum Substances;

(d) the interests set forth in Schedule A hereto in and to and in respect of the Leases and the Royalty Lands subject to the burdens, liens and encumbrances listed in Schedule A hereto;

(e) the interests in and to and in respect of the Leases and the Royalty Lands hereafter acquired by the Grantor subject to the burdens, liens and encumbrances existing at the time of such acquisition;

(f) rights to acquire any of the rights described in subparagraphs (a) to (e) of this definition; and

(g) interests in any rights described in subparagraphs (a) to (f) of this definition;

including, without limitation, all interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests; fractional or undivided interests in any of the foregoing; and all freehold, leasehold or other interests in any lands, but not including, Tangibles or Miscellaneous Interests;

"**Party**" means the Royalty Owner or the Grantor;

"**Period**" means Quarter provided that from time to time the Board of Directors of the Grantor may give notice that Period shall mean either Month or Quarter, as the case may be, effective at the end of the Quarter within which such notice is given in each case, and thereafter Period shall mean whatever is specified by such notice, provided that the two Month period commencing at 7:00 a.m. Calgary time on January 1, 2003 and the Month commencing at 7:00 a.m. Calgary time on March 1, 2003 shall each be a Period;

"**Permitted Investments**" means:

(a) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of any Canadian chartered bank or other financial institution the short-term debt or deposits of which have been rated at least Al or the equivalent thereof by Standard & Pools Ratings Group or at least Pl or the equivalent thereof by Moody's Investor Service, Inc. or which have been rated at least Al by CBRS Inc. and Rl by Dominion Bond Rating Service Limited; and

(c) commercial paper rated at least Al or the equivalent by CBRS Inc. and Rl (high) by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"**Person**" shall be interpreted broadly and shall include any individual, partnership, joint venture, body corporate, association, trust, unincorporated organization, government or other entity;

"**Petroleum Substances**" means petroleum, crude bitumen, oil sands, natural gas, coal bed methane, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur;

"**Probable Reserves**" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions provided that the Probable Reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that included in Proved Reserves which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future;

"**Proceeds Account**" means the interest bearing account maintained by the Grantor in trust for the Royalty Fund with a Canadian chartered bank pursuant to Section 8.3;

"**Production Costs**" means, in respect of a Period and without duplication, the following items:

(a) Debt Service Charges;

(b) the Grantor's Share of all costs and expenses (including, both operating costs and Capital Costs) in respect of the Properties and the Title and Operating Documents incurred in such Period, including, without limitation:

(i) costs and expenses for lifting or otherwise recovering Grantor's Share of Production (including, without limitation, costs and expenses of waterflood, miscible flood and other secondary and tertiary recovery operations);

(ii) costs and expenses for extracting and processing Grantor's Share of Production (including without limitation costs and expenses of compressing, dehydrating, separating and treating Grantor's Share of Production);

(iii) royalty and other amounts pursuant to the Leases (other than Non-Deductible Crown Royalties);

(iv) costs and expenses for storing or stockpiling Grantor's Share of Production;

(v) costs and expenses for gathering and transporting (whether by pipelines, trucking or otherwise) Grantor's Share of Production to the point of sale;

(vi) costs and expenses for marketing Grantor's Share of Production;

(vii) drilling costs, completion costs, equipping costs and operating costs of wells;

(viii) costs and expenses of obtaining, processing, reprocessing and interpreting of seismic, geological and other data;

(ix) insurance premiums and similar items and property, municipal, production, *ad valorem,* mineral and other taxes and assessments in respect of the Royalty Lands or operations thereon, or the Tangibles or the operation thereof or the production therefrom;

(x) costs and expenses for the purpose of generating Other Revenues;

(xi) costs, expenses and other amounts in respect of Third Party claims arising in connection with the Properties including, without limitation, claims and adjustments arising out of the acquisition, sale or disposition of the Properties;

(xii) costs and expenses for clean-up and remediation of spills of hazardous substances and other environmental damage and costs and expenses paid for land reclamation obligations associated with the Properties;

(xiii) costs and expenses including payments to a sinking fund for abandonment of wells and decommissioning of Tangibles;

(xiv) costs and expenses of acquiring Tangibles and Miscellaneous Interests (except when acquired together with P&NG Rights) and costs and expenses of maintaining, operating, repairing and replacing Tangibles and Miscellaneous Interests (including, without limitation, Surface Rights);

(xv) all other costs and expenses (including both operating costs and Capital Costs) pursuant to the Leases or the Title and Operating Documents; and

(xvi) cash calls paid for any of the costs and expenses enumerated items (i) through (xv) above, inclusive;

(c) current income taxes, capital taxes and other direct taxes of the Grantor which accrue during such Period;

(d) the Grantor's general overhead and administrative expenses for the Period, including without limitation the General and Administrative Costs payable in such Period; and

(e) all costs and expenses not listed above related to the Properties which are incurred during such Period;

provided, however, that items (b) through (e) shall not include: (v) Future Acquisition Costs, (w) depreciation or deferred taxes, (x) losses from Commodity Price Swaps (y) Non-

Deductible Crown Royalties or (z) any amounts paid with respect to the acquisition of the shares or other securities of Shiningbank Energy Management Inc.;

"**Production Revenues**" means, in respect of a Period, the gross proceeds from the sale of the Grantor's Share of Production which accrue during such Period (including, without limitation, the share reserved to the Crown) after taking into account the credit or set off for take or pay payments plus income from royalties, net profits interests and other similar interests plus the net profit or loss (which will be a negative amount for this purpose) from Commodity Price Swaps; provided, however, that Production Revenues shall not include, (x) proceeds of the Grantor in connection with the disposition of any P&NG Rights and any related Tangibles and Miscellaneous Interests, or (y) ARC receivable by the Grantor during such Period;

"**Properties**" means the Initial Properties and the Additional Properties;

"**Proved Reserves**" means reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir;

"**Quarter**" means the period from 7:00 a.m. Calgary time on the Execution Date to 7:00 a.m. on September 30, 1996 and any period of three consecutive Months thereafter which commences on the first day of January, April, July or October;

"**Regulations**" means all statutes, laws, rules, orders and regulations in effect from time to time and made by governments or governmental boards or agencies having jurisdiction over the Properties;

"**Royalty**" means the entitlement granted herein to receive the Royalty Income subject to the terms described herein;

"**Royalty Disposition Proceeds**" means 99% of the proceeds of assignment, sale or other disposition of the Properties, or any portion thereof (excluding proceeds in respect of Tangibles and Miscellaneous Interests directly related thereto) to the extent not utilized to repay borrowings of the Grantor;

"**Royalty Fund**" means Shiningbank Energy Income Fund;

"**Royalty Income**" means in respect of a Period the amount by which 99% of Production Revenue for such Period exceeds 99% of the Deductible Production Costs for such Period;

"**Royalty Lands**" means the lands to which the P&NG Rights relate;

"**Royalty Owner**" means Shiningbank Energy Income Fund, a trust formed in accordance with the laws of Alberta pursuant to the Trust Indenture or such other owner or owners of the Royalty;

"**Royalty Owner Working Capital Amount**" means at any particular time the amount of the Royalty Owner's available working capital at such time including, without limitation, the proceeds received by the Royalty Owner from the issue of any Trust Units after the Closing Date and the funds deposited in the Proceeds Account;

"**Royalty Payment**" means in respect of a Period, the payment for such Period to which the Royalty Owner is entitled pursuant to subsection 2.1(b);

"**Special Resolution**" means a resolution passed by a majority of not less than 66 2/3% of the votes cast, either in person or by proxy, at a meeting of Unitholders (at which a quorum is present consisting of at least two Persons representing at least 10% of the votes attaching to all units held by Unitholders entitled to vote on such resolution), called for the purpose of approving such resolution, or approved in writing by not less than 66 2/3% of the Unitholders entitled to vote on such resolution;

"**Subsidiary**" and "**Subsidiaries**" have the meaning set out in subsection 2.2(c);

"**Surface Rights**" means rights (whether fee simple or pursuant to orders, licences, leases, easements, rights-of-way or otherwise) of the Grantor to enter upon, use or occupy the surface of:

(a) any Royalty Lands or lands pooled or unitized therewith;

(b) the lands on which any of the Tangibles is located; and

(c) any lands required to gain access to the foregoing lands;

"**Swap Arrangements**" means Commodity Price Swaps, Currency Exchange Swaps and Interest Rate Swaps;

"**Tangibles**" means:

(a) the interests of the Grantor in and to all tangible property, apparatus, plant, equipment, machinery and facilities used or held for use for purposes of producing Petroleum Substances or for storing, measuring, compressing, treating, processing or collecting Petroleum Substances including, without limitation, the interests of the Grantor in the tangible equipment described in Schedule A.

(b) all right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, held by the Grantor in connection with the P&NG Rights in and to any tangible property, apparatus, plant, equipment, machinery and facilities, fixed or non-fixed, real or personal, used or capable of use in exploiting any Petroleum Substances (whether the P&NG Rights to which such Petroleum Substances are attributable are owned by the Grantor or by others or both), including:

(i) systems, plants and facilities used or useful in producing, gathering, compressing, dehydrating, scrubbing, processing, treating, separating, collecting, refrigerating, refining, measuring, storing, transporting or shipping Petroleum Substances;

(ii) tangible property and assets used or intended for use in exploring for, producing, storing, injecting or removing Petroleum Substances; and

(iii) all extensions, additions and accretions to any item described in subparagraphs (i) or (ii) of this definition;

excluding the lands on which any system, plant or facility, property or asset described in subparagraphs (a) or (b) of this definition is located, but including all producing, shut-in, injection, disposal and other wells, casing, tubing, wellheads, buildings, plants, erections, production equipment, improvements, flowlines, pipelines, pipeline connections, extraction facilities, meters, generators, motors, compressors, separators, gas treating and processing equipment, dehydrators, scrubbers, pumps, refineries, pump jacks, tanks, boilers, communications equipment, enhanced recovery systems and other machinery, apparatus and equipment;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1952 c.148 and the regulations thereunder, as amended;

"**Third Party**" means any Person other than the Grantor and the Royalty Owner;

"**Title and Operating Documents**" means, in respect of the Properties, all of the agreements, contracts, instruments and other documents (including Leases, reservations, permits, licences of all sorts, exploration agreements, operating agreements, unit agreements, pooling agreements, assignments, trust declarations and other agreements to recognize the interests of the Grantor, participation agreements, farm-in and farm-out agreements, royalty agreements, purchase agreements and transfers; gas, oil, condensate and other production sale contracts; gathering, common stream, transportation and processing agreements; and agreements for the construction, ownership and/or operation of Tangibles) by virtue of which such P&NG Rights or Tangibles were acquired or constructed or are held by the Grantor or pursuant to which the construction, ownership, operation, exploration, exploitation, development, production, transportation or marketing of such P&NG Rights, Tangibles or Petroleum Substances are subject or which grant rights which are or may be used by the Grantor in connection therewith; and the rights and benefits (except for P&NG Rights) granted under or created by such documents;

"**Trust Indenture**" means a trust indenture dated May 16, 1996, as amended among the Trustee, Shiningbank Energy Management Inc., Richardson Greenshields of Canada Limited and Montreal Trust Company of Canada;

"**Trust Unit**" means a fractional undivided interest in the Royalty Fund, which represents an undivided beneficial interest in any distributions from the Royalty Fund and in the net assets of the Royalty Fund in the event of termination or winding-up of the Royalty Fund;

"**Trustee**" means Computershare Trust Company of Canada in its capacity as trustee for and on behalf of the Royalty Fund; and

"**Unitholders**" means holders, from time to time, of Trust Units.

1.1 Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.2 References

The table of contents and headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. A reference herein to an Article, Section or subsection without further reference shall be a reference to an Article, Section or subsection of this Agreement.

1.3 Choice of Law

This Agreement shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

1.4 Attornment

Any legal action or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta and the courts of appeal therefrom. Each Party hereby attorns to and accepts for itself and in respect of its assets generally, irrevocably and unconditionally, the exclusive jurisdiction of such courts.

1.5 Monetary Sums

All references herein to dollar amounts or sums of money are to lawful funds of Canada.

1.6 *In Specie* Distribution

In the event of an *in specie* distribution of an interest in the Royalty pursuant to the rights of retraction in the Trust Indenture, as amended, there will be no further acquisition of properties under this Agreement.

Article 2
Royalty

2.1 Royalty Grant

(a) Subject to the terms and conditions hereof, the Grantor hereby grants, transfers, assigns and conveys the Royalty to the Royalty Owner.

(b) Subject to the terms and conditions hereof, the Royalty Owner, as the owner of the Royalty, shall be entitled to a payment from the Grantor with respect to each Period equal to the Royalty Income and the Grantor hereby covenants and agrees to make such payment.

(c) The Royalty Owner shall reimburse to the Grantor 99% of all Non-Deductible Crown Royalties payable by the Grantor in respect of the Properties or the production of Petroleum Substances therefrom. The Grantor shall be entitled to set off Royalty Payments against amounts reimbursable to it pursuant to this subsection 2.1(c).

(d) Subject to Section 6.6, the Grantor may acquire Additional Properties. Upon the acquisition of Additional Properties by the Grantor, such Additional Properties shall also automatically be subject to the Royalty, subject, to the extent applicable, to the security described in subsection 9.2(b).

2.2 Payment for Royalty Grant

(a) The Royalty Owner shall pay to the Grantor as consideration for the granting and transferring of the Royalty:

(i) the Initial Purchase Payment; and

(ii) the Deferred Purchase Payments.

(b) The Grantor acknowledges that the Royalty Owner has paid an estimate of the Initial Purchase Payment on the Execution Date by way of a cash payment in the sum of $27,612,398.00 and the balance of $21,157,332 by way of an absolute assignment of the Royalty Owner's right, title and interest in and to the Instalment Receivables and certain rights under the Instalment Receipt Agreement. Within 120 days of the Execution Date the amount of the Initial Purchase Payment shall be finalized and the Royalty Owner or the Grantor shall pay to the other the underpayment or overpayment, respectively.

(c) If the Grantor acquires any Additional Properties, whether by way of a purchase of Additional Properties or the acquisition of the shares of a corporation or an interest in a partnership, trust or other entity (such corporations, partnerships, trusts and other entities being hereinafter referred to as a "Subsidiary" or "Subsidiaries") that owns Additional Properties and the subsequent amalgamation, winding-up, liquidation or similar combination (a "Combination") of such Subsidiary with the Grantor, the Royalty Owner shall make a Deferred Purchase Payment to the Grantor in an amount equal to 99% of the amount of the purchase price (including adjustments) for such Additional Properties that is allocated to Canadian resource property, to the extent that such purchase price is not financed with indebtedness incurred or assumed by the Grantor, provided that in the event of an acquisition of Additional Properties by way of acquisition of a Subsidiary and its subsequent Combination with the Grantor for purposes of determining the amount of the Deferred Purchase Payment respecting such Additional Property:

(i) the purchase price for such Additional Property shall be deemed to include the purchase price paid for the securities of such Subsidiary and the indebtedness of such Subsidiary that is not discharged prior to such acquisition; and

(ii) the purchase price for such Additional Property shall be allocated among the assets of such Subsidiary in accordance with their fair market value and the indebtedness of such Subsidiary and any indebtedness incurred to acquire such Subsidiary or assumed as a result of such acquisition (including for greater certainty all indebtedness of such Subsidiary that is not discharged prior to such acquisition) shall be deemed to be indebtedness incurred or assumed by the Grantor in that regard, and such indebtedness shall be first allocated to any Canadian resource property that is included in such Additional Property up to the fair market value of such Canadian resource property, and the remaining indebtedness, if any, shall be allocated among the other components of such Additional Property pro rata in accordance with their respective fair market values.

(d) If the Grantor designates any Capital Costs on or before the date on which the same are incurred, the Royalty Owner shall make a Deferred Purchase Payment to the Grantor in an amount equal to 99% of the amount of such designated Capital Costs incurred by the Grantor to the extent that such Capital Costs are not financed with indebtedness incurred or assumed by the Grantor.

(e) If at any time while the Royalty Owner has an obligation to make a Deferred Purchase Payment to the Grantor, the Grantor is indebted to the Royalty Owner, the Deferred Purchase Payment shall be set off against such indebtedness.

(f) If the Royalty Owner issues any Trust Units after the Closing Date (a "Future Offering"), the Royalty Owner shall make, if requested to do so by the Grantor, a Deferred Purchase Payment to the Grantor in such amount as may be specified by the Grantor, not exceeding the lesser of:

(i) the net proceeds of the Future Offering after deducting, without limitation, underwriters' fees and legal, accounting, engineering, professional fees and other disbursements; and

(ii) 99% of the principal amount of any outstanding indebtedness under the Credit Facility which reasonably relates to the Canadian resource property purchase price component of any Additional Property acquired by the Grantor on or before such Future Offering with the proceeds of the Credit Facility.

2.3 INTENTIONALLY DELETED

2.4 Use of Other Revenues and Grantor Disposition Proceeds

The Grantor shall not pay or be required to pay to the Royalty Owner the Other Revenues or the Grantor Disposition Proceeds. The Royalty Owner shall have no interest of any kind whatsoever in the Other Revenues or the Grantor Disposition Proceeds, provided however, after the Closing Date and as soon as reasonably practicable after receipt thereof by the Grantor, the Grantor shall use the Other Revenues and such portion of the Grantor Disposition Proceeds not utilized to repay borrowings of the Grantor for any of the following purposes:

(a) purchase of Permitted Investments;

(b) payment of Future Acquisition Costs;

(c) general corporate purposes of the Grantor; and

(d) payment of or provision for Production Costs (which would otherwise be deducted in determining Deductible Production Costs);

provided that the Grantor shall not use the Other Revenues for the payment of or provision for Production Costs unless the grantor is of the opinion that such payment will not have any adverse tax consequences for the Grantor or the Royalty Owner.

2.5 No Right to Take In Kind

The Royalty Owner shall not have the right:

(a) to take in kind all or any portion of the Grantor's Share of Production for a Period; or

(b) to separately sell or market all or any portion of the Grantor's Share of Production for a Period.

2.6 No Share of Production

The Royalty Owner shall not own or have any rights to any of the Grantor's Share of Production.

2.7 Amendment to Schedule A

The Grantor shall from time to time as the P&NG Rights, Tangibles and Miscellaneous Interests pertaining to the Initial Properties are assigned, conveyed, surrendered or otherwise disposed of pursuant hereto and as Additional Properties are acquired or assigned, conveyed, surrendered or otherwise disposed of pursuant hereto, issue a revised composite Schedule A to this Agreement. Such revised Schedule A shall bear the effective date of the revision, shall be numbered sequentially to the most recent revision issued by the Grantor, shall be initialled by the Grantor and a copy thereof shall be sent to the Royalty Owner.

2.8 Petroleum Substances Used in Operations

The Royalty shall not apply to Petroleum Substances lost or consumed in operations.

2.9 Not an Interest in Land

The Royalty:

(a) is not a covenant attached to or running with the Royalty Lands;

(b) is not an interest in land;

(c) is not an interest in real property; and

(d) does not attach to or form part of the Leases.

Article 3
Payments and Statements

3.1 Payments

(a) On the fifteenth day of the Month following the end of a Period or the next following Business Day, if such day is not a Business Day, the Grantor shall pay the Royalty Payment for such Period to the Royalty Owner.

(b) To the extent that Royalty Disposition Proceeds create a credit balance in the Grantor's cumulative Canadian oil and gas property expense account (as defined under the Tax Act) as at the end of any calendar year, the Grantor shall remit to the Royalty Owner on or before the tenth day of the following January, an amount from the Proceeds Account equal to such credit balance so as to permit the distribution thereof.

(c) Royalty Disposition Proceeds shall be paid by the Grantor to the Royalty Owner in accordance with any required approval obtained from the Unitholders or the board of directors of the Grantor to an assignment, sale, exchange or other disposition of Properties and in any event, any Royalty Disposition Proceeds which are not used to purchase Additional Properties within one year from the date the same are deposited in the Proceeds Account shall be forthwith paid by the Grantor to the Royalty Owner.

(d) On the fifteenth day of the Month following the end of a Period or the next following Business Day, if such day is not a Business Day, interest income accrued on the Proceeds Account during such Period shall be paid by the Grantor to the Royalty Owner.

(e) Where there are amounts owing by a Royalty Owner as a result of the provisions of this Agreement, any payments pursuant to this Article may be offset against such amounts owing

(f) The Grantor shall satisfy, perform and discharge all obligations and responsibilities under the *Income Tax Act* (Canada) or any similar provincial legislation, including withholding any taxes required to be withheld from such payments.

3.2 Statements

(a) Each Royalty Payment in respect of a Quarter, and each Royalty Payment in respect of the last Month in a Quarter, shall be accompanied by a statement setting forth:

(i) the amount of the Royalty Payment for such Quarter;

(ii) all calculations used in determining the Royalty Payment for such Quarter;

(iii) the Grantor's Share of Production (itemized by product) sold during such Quarter;

(iv) the Non-Deductible Crown Royalties for such Quarter;

(v) the Production Revenues for such Quarter;

(vi) the Other Revenues for such Quarter;

(vii) an itemized list of the Production Costs and Deductible Production Costs for such Quarter;

(viii) the Properties surrendered, farmed out, disposed of or acquired in such Quarter;

(ix) wells drilled, cased, or abandoned in such Quarter; and

(x) the amount of the Proceeds Account and Royalty Owner Working Capital Account as at the end of such Quarter and the amount of the Deferred Purchase Payments, if any, made in such Quarter.

3.3 Overpayments

If the payment made by the Grantor on account of the Royalty for a Period is greater than the actual amount of the Royalty Payment for such Period, the Grantor will be entitled to recover the overpayment by set off against Royalty Payments for subsequent Periods.

3.4 Carry Forward of Deductible Production Costs

If the Deductible Production Costs for a Period exceed the Production Revenues for such Period, there shall be no Royalty Payment for such Period and the amount of the excess shall be carried forward and treated as Deductible Production Costs for the following Period and, if required, subsequent Periods.

3.5 Collection of Production Revenues and Other Revenues

The Grantor will use all commercially reasonable efforts to obtain the payment of Production Revenues and Other Revenues but shall not have any liability to the Royalty Owner to the extent that it fails to collect them, notwithstanding such commercially reasonable efforts to do so.

Article 4
Insurance

4.1 Maintenance of Insurance

The Grantor shall obtain and maintain such property damage and third party liability insurance with respect to the Properties with reputable insurers in such amounts and covering such risks as it reasonably determines to be appropriate, having regard to the insurance maintained by the operators pursuant to the Title and Operating Documents.

Article 5
Books and Records

5.1 Examination

During the term hereof and for a period of two years thereafter the Grantor shall maintain in Calgary, Alberta complete books and records pertaining to (i) the Royalty, (ii) Petroleum Substances attributable to the Royalty Lands consumed or sold by the Grantor, and (iii) all calculations made by the Grantor to determine the amount of payments on account of the Royalty. The Royalty Owner shall have the right at all reasonable times during business hours to inspect such books and records to the extent reasonably necessary in order to verify the amount paid or payable hereunder in respect of the Royalty.

5.2 Audit

Upon notice to the Grantor, the Royalty Owner shall have the right to audit the books and records referred to in Section 5.1 within the 24 month period next following the end of the calendar year to which they relate. The costs of any such audit shall be borne by the Royalty Owner. Any claims of discrepancies disclosed by such audit shall be made in writing to the Grantor within two months of the completion of such audit. The Grantor shall respond to any claims within six months of receipt of such claims. If the Grantor is unable to respond to the claims during the six month period, one extension of three months may be allowed if requested in writing by the Grantor within such six month period. If the Grantor disagrees with such claim or discrepancy and such matter cannot be settled, then the matter will be referred to arbitration in accordance with the *Arbitration Act* (Alberta) as amended. In the event that the Grantor agrees with the claim or discrepancy or the claim or discrepancy is upheld, in whole or in part, by arbitration, the Grantor will forthwith rectify same and where such rectification includes payment of sums, promptly credit such sums to the Production Revenues, Other Revenues, Grantor Disposition Proceeds or otherwise as appropriate.

5.3 Confidentiality

The Royalty Owner shall keep all information provided to it pursuant to this Agreement (including, without limitation, information made available to it in connection with the audits, examinations and inspections conducted by it pursuant to the foregoing provisions of this Article 5) strictly confidential, except for information which it is required by law to be disclosed or becomes publicly available through no act or omission of the Royalty Owner or which becomes available to the Royalty Owner from a source other than the Grantor, without confidentiality restrictions.

Article 6
Operations

6.1 Generally

Having regard to and subject to the provisions of the Title and Operating Documents and the Grantor's rights and obligations thereunder, the Grantor shall use all reasonable efforts so that:

(a) operations on the Royalty Lands and lands pooled or unitized therewith for the recovery of Petroleum Substances and the operation of the Tangibles are conducted in compliance with all applicable Regulations and in accordance with good oil and gas field practices;

(b) all duties and obligations of the Grantor under the Title and Operating Documents are diligently and promptly performed and all amounts payable as rental, royalty or similar charges from time to time due in respect of the Properties or in accordance with applicable laws are paid and all other actions as may be reasonably necessary to maintain the Title and Operating Documents in good standing at all times are taken, subject to the terms and provisions hereof; and

(c) all Surface Rights needed for the proper operation of the Royalty Lands and the Tangibles are acquired and maintained in good standing and all taxes, rates, assessments and other amounts from time to time payable in respect of the Royalty Lands and the Tangibles are promptly paid.

(d) the Grantor:

  (i) will pay or cause to be paid, as they become due and payable, Grantor's Share of all accounts of contractors and claims for wages or salaries for services rendered or performed for the Grantor and for materials supplied to the Grantor;

  (ii) will keep the Royalty Lands free from liens and encumbrances resulting from the failure to pay the costs described in subsection 6.1(d)(i) above, unless and to the extent there is a *bona fide* dispute with respect thereto; and

  (iii) will not permit any dues or claims from any Workers' Compensation Board or similar authority established under any Regulations to become in arrears with respect to Grantor's employees.

6.2 No Obligation to Develop

Nothing contained in this Agreement shall impose any obligation, expressed or implied, on the Grantor to explore or develop the Royalty Lands.

6.3 Compliance with and Maintenance of Title and Operating Documents

The Grantor covenants to and in favour of the Royalty Owner that, except as provided in Article 7, the Grantor will:

(a) observe and perform all of its duties and obligations under the Title and Operating Documents; and

(b) not, without the written consent of the Royalty Owners owning greater than 50% of the Royalty which will not be unreasonably withheld or delayed:

(i) agree to the amendment or termination of the Title and Operating Documents; or

(ii) waive or consent to a departure from the performance by any Person of any of such Person's obligations under the Title and Operating Documents;

which could have a material, adverse effect on the Royalty or the rights and obligations of the Royalty Owner in respect of the Royalty, provided, however, that acts or omissions by Persons (including operators) without specific authorization from the joint operators and acts or omissions approved by affirmative vote of the joint operators which the Grantor did not vote in favour of and which are binding upon the Grantor shall not constitute a breach of the foregoing provisions.

6.4 Rights and Obligations

Except as otherwise expressly provided for herein, as between the Royalty Owner and the Grantor, the Grantor shall have exclusive control and authority over the production, operation, exploration and development of the Royalty Lands and lands pooled or unitized therewith and the recovery of Petroleum Substances from the Royalty Lands and lands pooled or unitized therewith and the marketing thereof. As between the Royalty Owner and the Grantor, the Grantor shall make all decisions regarding drilling, completion, equipping, suspension and abandonment of wells and the rates of production of Petroleum Substances therefrom. Subject to the other provisions of this Article 6, the Grantor shall undertake and implement such activities in such manner as it determines in its sole discretion. The Royalty Owner acknowledges that, as owner of the Royalty, it shall not be entitled to any interest in the Properties or the Title and Operating Documents and the Grantor acknowledges that the Royalty Owner, as owner of the Royalty, shall not be liable for any of the duties or obligations arising thereunder. The Grantor shall arrange for the sale of the Grantor's Share of Production on such terms and conditions as the Grantor (acting in good faith and in accordance with good oil and gas field practices) may determine.

6.5 Capital Costs

(a) Subject to subsection 6.5(b) below the Grantor may approve future Capital Costs or other obligations intended to maintain or improve production from the Properties. The Grantor shall not approve Capital Costs on exploration drilling without the approval of the Unitholders except where such drilling relates to the extension of an existing pool. The Grantor may finance Capital Costs by borrowings or by using Grantor's working capital. The Royalty Owner acknowledges that the non-approval of Capital

Costs on exploration or development drilling may result in a production penalty or forfeiture under the Title and Operating Documents.

(b) The aggregate amount of Capital Costs incurred by the Grantor during any calendar year shall not exceed 15% of the "net cash flow" from the Properties unless financed with borrowings or additional issuances of Trust Units. For the purposes of this subsection, "net cash flow" means the amount by which Production Revenues for such calendar year exceeds Deductible Production Costs for such calendar year, plus Capital Costs for such calendar year less all applicable Non-Deductible Crown Royalties net of ARC payable to the Grantor for such calendar year.

6.6 Borrowing

(a) Subject to subsection 6.6(b) below, the Grantor may borrow funds pursuant to the Credit Facilities or from the Royalty Owner or otherwise to finance the purchase of Additional Properties, for Capital Costs or for other financial obligations or encumbrances in respect of the Properties or for working capital purposes and grant security on the Properties in priority to the Royalty in accordance with subsection 9.3(b);

(b) The Grantor may not borrow funds under subsection 6.6(a) in circumstances where immediately after such proposed borrowing:

(i) the Grantor's total indebtedness pursuant to the Credit Facilities to parties other than the Trustee and the Grantor's Affiliates will exceed 40% of the aggregate Asset Value of all Initial Properties and the Additional Properties owned by the Grantor and its Affiliates, including for greater certainty any Additional Properties to be acquired with the proceeds of such proposed borrowing; or

(ii) the projected Debt Service Charges for the next twelve Months exceed 30% of the projected Royalty Payments for the next twelve Months.

Notwithstanding the above limitations on borrowing:

(c) Any present or future liability or obligation of the Grantor to a financial institution in respect of a borrowing that contravenes subsection 6.6(b) including any obligation to repay a financial institution upon demand, shall not be affected, reduced or impaired by such contravention; and

(d) the priority, validity, effectiveness and enforceability of any mortgage, charge, security interest or other security whatsoever now or hereafter granted by the Grantor to any financial institution and which contravenes subsection 6.6(b) shall not be affected, prejudiced or impaired by such contravention.

6.7 Costs of Tangibles and Miscellaneous Interests

The cost of Tangibles and Miscellaneous Interests comprising any Additional Properties shall be paid by the Grantor utilizing its own working capital or funds borrowed by it for such purposes pursuant to the Credit Facilities or from the Royalty Owner or otherwise.

6.8 Site Restoration Costs

If an *In Specie* Distribution has occurred, the Grantor may, at its discretion, create a sinking fund to fund site restoration and other liabilities as a result of abandonment of wells.

Article 7
Farmouts, Pooling, Unitization, Surrender, Abandonment

7.1 Farmouts

The Grantor shall have full right, power and authority to Farmout (and subsequently assign any interest earned pursuant thereto) any of the P&NG Rights comprised in the Properties, from time to time, provided that, in the Grantor's sole discretion, the Farmout is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

7.2 Pooling and Unitization

The Grantor shall have full right, power and authority to pool or unitize any of the P&NG Rights comprised in the Properties, from time to time, with other P&NG rights provided that, in the Grantor's sole discretion, the pooling or unitization is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

7.3 Surrender

Subject to the Title and Operating Documents, the Grantor may surrender a Lease, in whole or in part, without the consent of the Royalty Owner, provided that in the reasonable opinion of the Grantor there are no wells located on the lands covered by the Lease capable of producing Petroleum Substances in paying quantities from the zones which the Grantor proposes to surrender. From and after any such surrender, this Agreement and the Royalty shall cease to apply to the Royalty Lands surrendered except as to matters which occurred prior to the surrender.

7.4 Abandonment and Reclamation

The Grantor shall have the full right, power and authority without the prior consent of the Royalty Owner to authorize the abandonment of any well comprised in the Properties and/or the reclamation of any of the Properties if:

(a) the Grantor determines in its sole discretion that such well is not capable of producing Petroleum Substances in paying quantities;

(b) the operator of such well or portion of the Properties recommends or elects to do so; or

(c) it is in accordance with the Regulations or any order of any government or agency.

Article 8
Disposition of Properties

8.1 Dispositions of Properties

Except as provided in Article 7 and Sections 8.2, 8.3 and 9.2, the Grantor shall not assign, sell or otherwise dispose of any interest in the Properties without first notifying the Royalty Owner of its intention to do so and obtaining the written consent of the Royalty Owner, which consent shall not be unreasonably withheld or delayed.

8.2 Release of Royalty

The Grantor may assign, sell, exchange or otherwise dispose of all or any portion of the Properties and the Royalty Owner irrevocably authorizes the Grantor to release the Royalty therefrom provided that the Grantor determines such assignment, sale, exchange or other disposition would be in the best interests of the Unitholders and that such assignment, sale, exchange or other disposition is in accordance with the following:

(a) an assignment, sale, exchange or other disposition of Properties for proceeds in excess of 5% of Asset Value must be approved by the board of directors of the Grantor. In connection with such approval, the board of directors of the Grantor shall determine whether the Royalty Disposition Proceeds in respect of such assignment sale or other disposition should be distributed to Unitholders or used to purchase Additional Properties; and

(b) all assignments, sales, exchanges or other dispositions of Properties in a calendar year having an aggregate Asset Value of greater than 25% of the Asset Value of all Properties must be approved by a Special Resolution of the Unitholders. In connection with such approval, the Unitholders shall determine whether the net proceeds of such assignments, sales, exchanges or other dispositions should be distributed to the Unitholders or used to purchase Additional Properties.

8.3 Proceeds of Disposition of Properties

(a) As consideration for the release of the Royalty as provided for in Section 8.2, the Grantor shall, forthwith upon the receipt of any Royalty Disposition Proceeds, deposit the same in an interest bearing account maintained by the Grantor in trust for the Royalty Fund with a Canadian chartered bank (the "Proceeds Account").

(b) Subject to the entitlement of the Royalty Owner to receive payments in respect of interest earned on the Proceeds Account and to receive distributions of principal from the Proceeds Account as specifically provided for in this Agreement, the Grantor shall hold and apply the funds deposited in the Proceeds Account towards the Royalty Owner's obligation to make Deferred Purchase Payments in accordance with the provisions in this Agreement.

Article 9
Assignment

9.1 Consent to Assign; Assumption

Except as provided in Section 9.2, a Party shall not assign, sell, mortgage, pledge, charge or grant a security interest in, or otherwise dispose of any interest under this Agreement without first notifying the other Party of its intention to do so and obtaining the written consent of the other Party, which consent will not be unreasonably withheld or delayed. Subject to subsections 9.2, no such assignment, sale or transfer shall be effective as against the other Party until the assignee, purchaser or transferee shall have executed and delivered a written undertaking, in favour of, and enforceable by, such other Party, agreeing to be bound by and to perform all of the terms and provisions of this Agreement applicable to the interest assigned, sold or disposed of.

9.2 Grant of Security

Notwithstanding Sections 8.1, 8.2 and 9.1:

(a) the Grantor, without the consent of the Royalty Owner, may:

(i) dispose of tools, machinery and equipment which is surplus to its needs;

(ii) dispose of Petroleum Substances in the ordinary course of business;

(b) the Grantor, without the consent of the Royalty Owner, may mortgage, pledge, charge or grant a security interest in the Initial Properties, the Additional Properties or this Agreement:

(i) to secure its obligations and liabilities under the Credit Facilities or under Swap Arrangements, which security may be granted in priority to the Royalty; and

(ii) to finance the purchase of Additional Properties or for Capital Costs or other financial obligations or encumbrances in respect of the Initial Properties and/or the Additional Properties or for working capital purposes, and such security on the Initial Properties and/or the Additional Properties may be granted in priority to the Royalty to secure the borrowing of such funds,

and may enter into subordination and postponement agreements with the holders of the obligations owed under the Credit Facilities, Swap Arrangements and other financing transactions confirming the subordination of the Royalty thereto.

(c) the Lender or a receiver or receiver-manager of the Grantor or of all or part of its assets or any other enforcement agent may sell, mortgage or otherwise dispose of the Properties or the Grantor's interest under this Agreement, in whole or in part, without the approval of the Royalty Owner in the course of realization on security for the Grantor's liabilities and obligations under or in connection with the Credit Facilities

or Swap Arrangements and the Royalty may be released, terminated or foreclosed out in accordance with subsection 9.2(d); and

(d) if all or a portion of the Properties is to be sold, transferred or conveyed (a "Disposition") by a receiver or receiver-manager of the Grantor or any of its assets or a secured creditor of the Grantor in the course of enforcement of any security having priority over the Royalty (a "Disposing Person") and the Royalty in relation thereto is released, terminated or foreclosed, the portion of the proceeds of the Disposition, net of the cost of the Disposition, to which the Royalty Owner shall be entitled on account of the release, termination or foreclosure of the Royalty and the Royalty Owner's interest in this Agreement or portion thereof pursuant to the Disposition shall be the greater of the following:

(i) $10.00; and

(ii) 99% of the amount remaining (the "Remainder") after the proceeds of the Disposition, net of the cost of Disposition, have been applied to (A) Production Costs for the Month in which the Disposition occurs (determined as if such Month ended on the date that the Disposition occurred) and (B) the amount of all outstanding liabilities and obligations in respect of the Credit Facilities and Swap Arrangements, to the extent (if any) not included in such Production Costs; provided that payment of the Remainder pro rata to the Royalty Owners shall only be made when payments by the Person to whom the Disposition is made are received and after the applications described in items (A) and (B) above have been made.

The balance of the net proceeds of a Disposition not allocated to the interest in the Royalty and the Royalty Owner's interest in this Agreement released pursuant thereto will be allocated to the interest in the Properties disposed of pursuant thereto.

Article 10
Term of Agreement

10.1 Term

Subject to Article 9, this Agreement shall continue in full force and effect until there are no Properties to which the Royalty applies. Thereafter, this Agreement shall nevertheless remain in full force and effect:

(a) in respect of any accrued and unfulfilled obligations of either Party; and

(b) as to Articles 5 and 9.

Article 11
Notices and Payments

11.1 Addresses for Service and Payments

All payments hereunder in respect of the Royalty shall be paid or tendered to the Royalty Owner at its address for notices hereunder or such other place or depository as the Royalty Owner may request by written notice to the Grantor, provided that no change in the place at which payments on account of the Royalty are to be paid or tendered shall be effective until 30 days after written notice thereof has been provided to the Grantor by the Royalty Owner.

11.2 Giving and Deemed Receipt of Notices

Whether or not so stipulated herein, all notices, communications and statements (herein called "notices") required or permitted hereunder shall be in writing. Notices may be served:

(a) by delivering them to the Party on which they are to be served at the Party's address for notices hereunder, provided such delivery shall be during normal business hours of the addressee. Such notices shall be deemed received by the addressee when actually delivered as aforesaid; or

(b) by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the Party on which they are to be served at the Party's telecopy number for notices hereunder. Such notices shall be deemed received by the addressee thereof (i) when actually received by it if sent within the normal working hours of a Business Day of the addressee, or (ii) otherwise at the commencement of the next ensuing Business Day following transmission thereof, whichever is earlier.

11.3 Addresses

The address for service for telecopy numbers and notices hereunder of each of the Parties shall be as follows:

Grantor:

Shiningbank Energy Ltd.
1050, 250 - 6th Avenue S.W.
Calgary, AB T2P 3C4

Attention: Chief Financial Officer
Telecopy: (403) 231-3099

Royalty Owner:

Computershare Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust Department
Telecopy: (403) 267-6598

11.4 Change of Address

A Party may change its said address or telecopy number for notices hereunder by notice to the other Party.

11.5 *In Specie* Distribution

Should an *In Specie* Distribution occur, the new Royalty Owner shall provide an address for payment and service to the Grantor.

Article 12
Miscellaneous

12.1 Enurement

Subject to Section 9.1, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

12.2 Waivers in Writing

No waiver by any Party of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other Party unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

12.3 Time of Essence

Time is of the essence of this Agreement.

12.4 No Partnership

Nothing herein shall be construed as creating a partnership and neither Party shall have any partnership rights or liabilities hereunder or in connection herewith.

12.5 Severability

This Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants or conditions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of other terms, covenants or conditions hereof unenforceable or invalid and the Parties agree that this Agreement shall be construed as if such unenforceable or invalid term, covenant or condition was never contained herein.

12.6 Amendments

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the Parties unless made in writing and signed by the duly authorized representatives of each of the Parties.

Article 13
Concerning the Trustee

13.1 Acknowledgement

The Parties hereto acknowledge that Computershare Trust Company of Canada is entering into this Agreement solely in its capacity as trustee of the Royalty Fund and the obligations of the Royalty Owner hereunder shall not be personally binding upon Computershare Trust Company of Canada or any of the Unitholders and that any recourse against the Royalty Fund, Computershare Trust Company of Canada as trustee of the Royalty Fund, or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Royalty Owner arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Royalty Fund as defined in the Trust Indenture dated as of May 16, 1996 as it may be amended by supplemental from time to time.

Executed and delivered.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee for and on behalf of SHININGBANK ENERGY INCOME FUND	**SHININGBANK ENERGY LTD.**
Per:______________________________	Per:______________________________
Per:______________________________	Per:______________________________

Schedule A dated July 31, 1996, as amended, forming part of a Royalty Agreement dated July 31, 1996 between Computershare Trust Company of Canada, as Trustee for and on behalf of Shiningbank Energy Income Fund and Shiningbank Energy Ltd.

P&NG Rights, Tangibles and Miscellaneous Interests

Royalty Agreement

Between

SHININGBANK ENERGY LTD.

and

Computershare Trust Company of Canada
Amended and Restated
as of February 28, 2003

Table of Contents

::ODMA\PCDOCS\CAL_LAW\916502\1

ADMINISTRATIVE SERVICES AGREEMENT

THIS AGREEMENT is made as of the 9th day of October, 2002.

AMONG:

Shiningbank Energy Ltd., a corporation amalgamated under the laws of Alberta having its registered office and principal place of business in Calgary, Alberta (the "Corporation")

OF THE FIRST PART

AND

Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada (the "Trustee") as trustee for and on behalf of Shiningbank Energy Income Fund, a trust formed in accordance with the laws of Alberta (the "Trust")

OF THE SECOND PART

WHEREAS the Trust was created pursuant to the terms of the Shiningbank Energy Income Fund Trust Indenture dated May 16, 1996, as amended (the "Trust Indenture");

AND WHEREAS Trust Units in the Trust have been issued to the public;

AND WHEREAS Shiningbank Energy Ltd., the predecessor by amalgamation to the Corporation, has purchased certain assets and has granted a royalty (the "Royalty") on the income generated from such assets to the Trust;

AND WHEREAS the Trust indirectly acquired all of the issued shares of Shiningbank Energy Management Inc. ("SEMI") on October 9, 2002;

AND WHEREAS Shiningbank Energy Ltd. was a wholly-owned subsidiary of SEMI;

AND WHEREAS Shiningbank Energy Ltd. and SEMI were amalgamated on October 9, 2002, to form the Corporation;

AND WHEREAS the holders of the Trust Units (the "Unitholders") of the Trust resolved at a Special Meeting of Unitholders held on October 8, 2002 (the "Meeting"), to approve the transactions referenced above, to amend the Trust Indenture and to ratify the execution of this agreement;

AND WHEREAS all actions have now been taken to give effect to the resolutions passed at the Meeting;

AND WHEREAS the parties hereto wish to enter into this agreement to reflect the above;

AND WHEREAS the Trustee wishes to retain the Corporation to provide certain management, advisory and administrative services in connection with the Royalty, the Trust and the Trust Units;

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

As used herein, the following terms shall have the meanings set forth below:

a. "Administrative Expenses" means the amount in aggregate representing all expenditures and costs incurred by the Corporation in the management and administration of the Trust, including: (i) reasonable costs and expenses solely and exclusively relating to the Trust which are paid to third parties by the Corporation; and (ii) reasonable costs and expenses incurred by the Corporation to the extent such costs and expenses are reasonably identifiable as being incurred specifically for the Trust including, without limitation, auditing, accounting, bookkeeping, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries and bonuses incurred in providing services provided hereunder;

b. "Agreement" means this Administrative Services Agreement as amended from time to time;

c. "Managed Entities" means Shiningbank Holdings Corporation, the Corporation, any Subsidiary of the Trust, any Subsidiary of the Corporation and any Subsidiary of any other Managed Entity;

d. "Parties" means the parties to this Agreement;

e. "Properties" means all assets of the Corporation including, without limitation, the working, royalty or other interests of the Corporation in any petroleum and natural gas rights, tangibles and miscellaneous interests which the Corporation may own from time to time;

f. "Royalty Agreement" means the Royalty Agreement entered into between the Corporation and Montreal Trust Company of Canada as trustee of the Trust as of July 31, 1996 as amended and restated from time to time;

g. "Trust Indenture" means the trust indenture establishing the Trust dated May 16, 1996, as amended between the Trustee, SEMI and Richardson Greenshields of Canada Limited, as further amended and restated from time to time;

h. "Trust Services" mean the services set forth in Section 3.1 hereof.

1.2 Additional Definitions

Unless the context otherwise requires, capitalized terms used herein without definition as well as the word "person" shall mean the same as defined in the Trust Indenture.

1.3 Headings

The section headings hereof have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

1.4 Generally Accepted Accounting Principles

Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under generally accepted accounting principles which are in effect from time to time in Canada consistently applied and reference to any balance sheet item, statement of income and retained earnings item or statement of cash flow item means such item as computed from the applicable financial statement prepared in accordance with such principles.

1.5 Insurance

With respect to the insurance policies maintained by the Corporation from time to time relating to liability insurance, the Corporation covenants to use its best commercial efforts to add the Fund and the Trustee as additional insureds under such policies, as their interests may appear.

1.6 Effective Date

The parties acknowledge that this Agreement shall become effective upon the 9th day of October, 2002.

ARTICLE 2
ENGAGEMENT

2.1 Engagement by the Trust

The Trustee hereby engages and delegates to the Corporation and the Corporation hereby accepts such engagement and delegation and agrees to provide the Trust Services to the Trust, subject to the terms and conditions of this Agreement and the terms, conditions and limitations contained in the Trust Indenture, and to perform such duties as are delegated to the Corporation as Administrator pursuant to the Trust Indenture or otherwise.

2.2 Employees, Agents or Contractors of the Corporation

All employees, agents or contractors used in connection with the provision by the Corporation of the Trust Services shall be employees, agents or contractors of the Corporation and not of the Trustee or

the Trust, and the Corporation shall be solely responsible for complying with all laws applicable to such employment, agency or contractor relationship.

ARTICLE 3
SERVICES PROVIDED TO THE TRUST

3.1 Services Provided to the Trust

The Corporation shall during the term of this Agreement, provide and perform for the Trustee the following services (the "Trust Services"):

a. exercise the specific powers and authorities of the Trustee set forth in Sections 7.1 and 7.2 of the Trust Indenture;

b. exercise the specific authority of the Trust or the Trustee set forth in Section 3.2 and 3.15 of the Trust Indenture;

c. calculate or cause to be calculated any amounts to be paid by the Trustee to Unitholders in accordance with the Trust Indenture;

d. ensure compliance by the Trustee with its legal obligations, including its continuous disclosure obligations under all applicable securities legislation;

e. assist the Trustee in providing the information which is made available to Unitholders pursuant to Section 16.5 of the Trust Indenture;

f. prepare and furnish to each Unitholder all reports, financial statements, all necessary tax information and other information required to be sent to Unitholders pursuant to Sections 16.2, 16.3 and 16.4 of the Trust Indenture and all notices, reports and information to be provided under applicable legislation including pursuant to Section 10.2 of the Trust Indenture;

g. if any material change occurs in relation to the Trust, provide the Unitholders with all such reports as law or regulatory policy may require and notify Unitholders of such material change in the next quarterly report of the Trust following such material change;

h. call, hold and distribute material in respect of any meetings of Unitholders as required pursuant to the Trust Indenture;

i. prepare and file all required tax returns on behalf of the Trust;

j. make such changes or corrections to this Agreement as the Trustee may advise are necessary or desirable and which the Trustee confirms are not adverse to the interests of the Unitholders;

k. provide advisory services, investor relations services and coordination and administration of any assets of the Trust;

l. have available, in performing its duties hereunder, the office space, equipment and staff including all accounting, secretarial, corporate and administrative personnel that are reasonably necessary to allow it to perform its duties hereunder;

m. arrange such audit, legal, insurance and other professional services which, in its discretion, may be reasonably necessary to allow it to perform its duties hereunder;

n. provide such reports to the Trustee as it may reasonably request in respect of the administration and affairs of the Trust, including: (i) the status of the assets of the Trust; (ii) on an annual basis, within 140 days of the fiscal year end of the Trust, a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officers of the Corporation as may be acceptable to the Trustee, certifying that the Corporation is in compliance, in all material respects, with its covenants, duties and obligations under the Trust Indenture, as amended, and the Royalty Agreement, as amended, relating to the administration and affairs of the Trust, or if such is not the case, specifying such non-compliance and providing particulars thereof;

o. provide to the Trustee recommendations in respect of the reinvestment of any amounts by the Trust in securities or royalties of the Managed Entities or other persons; and

p. provide to the Trustee for the benefit of the Trust such other support as may be necessary for the Trustee to discharge its responsibilities under the Trust Indenture.

The Corporation shall provide, upon request but not more frequently than monthly, reports to the Trustee generally outlining the nature and details of the Trust Services that have been provided.

ARTICLE 4
ACTIVITIES OF THE CORPORATION

4.1 Standard of Care

In exercising its powers and discharging its duties under this Agreement, the Corporation shall exercise the degree of care, diligence and skill that a reasonably prudent administrator would exercise.

4.2 Delegation

The Corporation may delegate specific aspects of its obligations hereunder to any other corporation or entity, provided that such delegation shall not relieve the Corporation of any of its material obligations under this Agreement. The Corporation shall not be liable for the action or inaction of any person

to which any such obligations may have been delegated provided that the Corporation has acted in accordance with Section 4.1 in selecting such person.

4.3 Limitations on Liability

a. The Corporation, its directors, officers, employees and agents, shall not be liable, answerable or accountable to the Trustee, the Trust, or any Unitholder for any loss or damage resulting from, incidental to or relating to the provision of Trust Services hereunder or other authority delegated to the Corporation under the Trust Indenture, including any exercise or refusal to exercise a discretion, any mistake or error of judgement or any act or omission believed by such person to be within the scope of authority conferred by this Agreement or under the Trust Indenture, provided that this provision shall not relieve the Corporation or a director, officer, employee or agent of the Corporation, as the case may be, from loss or damage resulting from its or his own gross negligence, wilful misconduct or fraud.

b. The Corporation shall not be liable, answerable or accountable for, and shall be fully protected from, any loss or damage occasioned by any reasonable reliance by the Corporation in performing its obligations hereunder or under the Trust Indenture on (i) any statement of fact by any other person or persons (any of whom may be persons with whom the Corporation is affiliated) who are reasonably considered by the Corporation to be knowledgeable of such facts; or (ii) the opinion or advice of or information obtained from any legal counsel, auditor, valuer, engineer, surveyor, appraiser or other expert who is reasonably considered by the Corporation to be a person on whom it should rely in the circumstances.

c. None of the Unitholders, the Trust or the Trustee shall have any right of action against the Corporation or any of the directors, officers, employees or agents of the Corporation for acts of the Corporation or any of its directors, officers, employees or agents of the Corporation in respect of matters delegated to the Corporation under this Agreement or the Trust Indenture where such action is based on any allegation that the Corporation or any director, officer, employee or agent of the Corporation was a trustee for, or acting in a fiduciary capacity (or any other basis similar thereto) with respect to the Unitholders, the Trust or the Trustee.

ARTICLE 5
RESTRICTIONS ON CORPORATION

5.1 General

The Corporation shall at all times during the performance of the Trust Services provide information to the Trustee on a timely basis in order to allow the Trustee to exercise its powers and discharge its duties as required by applicable law. The Corporation acknowledges and agrees that the performance of the Trust Services is subject to the power and duty of the Trustee to set policy and issue directives in respect of the administration of the Trust and will conduct the administration of the Trust in accordance with the policies and directives set by the Trustee, from time to time.

ARTICLE 6
EXPENSES

6.1 Payment of Administrative Expenses

The Corporation shall be entitled to payment from the Trust for Administrative Expenses. Such payment is not intended to provide the Corporation, directly or indirectly, with any financial gain or loss and the Corporation agrees that such payment will be made only to the extent necessary to reimburse the Corporation for actual costs incurred, including carrying costs until payment. Costs and expenses incurred by the Corporation for the benefit of the Trustee or the Trust and others shall be prorated in a reasonable manner and shall be subject to reimbursement only to the extent such costs and expenses can reasonably be attributed to the services provided hereunder.

6.2 Payment of Administrative Expenses

The Administrative Expenses set forth in this Article 6 shall be calculated by the Corporation and invoiced to the Trust from time to time at intervals no more frequent than each calendar quarter. Such invoices shall be payable within 30 days of their issuance. The Administrative Expenses may be paid from the amounts received from the sale of Petroleum Substances collected from the Properties and may be paid prior to the payment of the Royalty to the Trustee on behalf of the Trust for any such period at the discretion of the Corporation. Each invoice rendered by the Corporation to the Trust shall be sufficiently detailed to permit the Trust to verify that the expenses which are the subject of such invoice are properly chargeable to the Trust.

6.3 Audits

The Corporation will allow access by the Trustee or its representatives at all reasonable times to the books, records and employees of the Corporation for the purpose of conducting an audit in respect of any Administrative Expenses or other matters necessary or advisable to be audited in order for the Trust to conduct an audit of its financial affairs. The Corporation agrees to keep and maintain in Calgary suitable records and accounts for such purposes.

ARTICLE 7
OTHER ACTIVITIES OF THE CORPORATION

7.1 Other Activities

The Corporation shall not engage, directly or indirectly, in other operations in which the Trust or any of the Managed Entities (excluding the Corporation) does not have a direct or indirect interest or which do not relate to the Trust, without the consent of the Trustee.

7.2 Additional Information

The parties hereto acknowledge that development activities on the Properties may have the incidental effect of providing additional information with respect to, or augmenting the value of, properties in which Affiliates of the Corporation or any one of the directors, officers or employees of the Corporation at the time have an interest not acquired in breach of this Agreement and the parties hereto agree that such persons shall not be liable to account to any of them with respect to such activities or results.

ARTICLE 8
CONFIDENTIAL INFORMATION
AND DISCLOSURE OF MATERIAL INFORMATION

8.1 Confidentiality

The Corporation hereby agrees that it will not at any time use, disclose or make available to any party any confidential information concerning the operation, assets or affairs of the Trust, whether acquired in connection with the performance of the Trust Services by the Corporation hereunder or otherwise, except:

a. such use as may be expressly permitted in or necessary or advisable for the performance of this Agreement or the Trust Indenture;

b. such disclosures as may be required in order to comply with any statute, regulation or the order of a regulatory authority having jurisdiction;

c. such information as comes into the public domain independently; and

d. such information as can be demonstrated by the party desiring to disclose such information, to have been in its possession prior to this Agreement or to have come into its possession independently of anything done under this Agreement.

8.2 Binding Effect

The Corporation shall take all necessary steps to ensure that the obligations of confidentiality imposed under Section 8.1 hereunder are binding upon the directors, officers, employees, agents and contractors of the Corporation who have access to any confidential information of the Trust that is subject to an obligation of confidence under Section 8.1 hereof.

8.3 Disclosure of Material Changes

The Corporation acknowledges that the Trust Units of the Trust are listed on the Toronto Stock Exchange and that the Trust is a reporting issuer under applicable securities laws in each of the provinces in Canada and as such has certain disclosure obligations pursuant to the rules and policies of such stock exchange or applicable securities laws.

ARTICLE 9
INDEMNIFICATION

9.1 Indemnification of the Corporation

The Corporation and any person who is serving or has served as a director, officer, employee, or agent of the Corporation, shall be indemnified by the Trust out of its assets against all liabilities (including environmental liabilities), obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement with the approval of the Trust, as the case may be, and reasonable counsel fees) arising from or related in any manner to this Agreement or the delegation of authority to the Corporation under the Trust Indenture, provided:

a. the Corporation shall be indemnified only to the extent such liabilities, obligations, costs or expenses have not resulted from the gross negligence, wilful misconduct or fraud of the Corporation;

b. any other person claiming indemnification hereunder shall be indemnified only to the extent such person is not finally adjudged in said action, suit or proceeding to have acted with wilful misfeasance, bad faith or gross negligence and provided that any such person shall not be indemnified if such person is finally adjudged to have acted other than honestly and in good faith.

9.2 Indemnification of the Trustee and the Trust

The Trustee and any person who is serving or has served as a director, officer, employee or agent of the Trustee shall be indemnified by the Corporation out of the assets of the Corporation against all liabilities (including environmental liabilities), obligations, costs and expenses (including judgments, fines, penalties, amount paid in settlement with the approval of the Corporation, as the case may be, and reasonable counsel fees) arising from or related to any manner of breach of this Agreement by the Corporation or in any way arising from or related in any manner to the fraud, wilful misconduct, or gross negligence of the Corporation in the performance of its obligations hereunder provided any other person claiming indemnification hereunder shall be indemnified only to the extent such person is not finally adjudged in said action, suit or proceeding to have acted with wilful misfeasance, bad faith, or gross negligence and provided that any such person shall not be indemnified if such person is finally adjudged to have acted other than honestly and in good faith.

9.3 Idem

For the purposes of Section 9.1 and 9.2, "action, suit or proceeding" shall include every action, suit or proceeding, civil, criminal or other. The foregoing right of indemnification shall not be exclusive of any other rights to which the Corporation or any person referred to in Section 9.1 and 9.2 may be entitled as a matter of law which may be lawfully granted to him. The foregoing right of indemnification shall enure to the benefit of the successors, assigns, personal representatives and heirs of any person entitled to indemnification. The indemnities and protections provided under Section 4.3 and this Article 9 shall survive the termination of this Agreement and the removal or resignation of the Trustee and any removal of the Corporation as the administrator hereunder and, in addition, shall survive with respect to any director, officer, employee or agent of the Trustee or the Corporation, as the case may be, if such person shall cease to be a director, officer, employee or agent of the Trustee or the Corporation, as the case may be.

ARTICLE 10
TERM AND TERMINATION

10.1 Term

This Agreement shall continue until terminated in accordance with Section 10.4 below.

10.2 Effective Date of Termination

For the purposes of this Article, "effective date of termination" means the date on which this Agreement terminates under Section 10.4 below.

10.3 Payment

From and after the effective date of termination of this Agreement, the Corporation shall be reimbursed for all expenses incurred in its capacity as Administrator under the terms of this Agreement or the Trust Indenture, to the effective date of termination.

10.4 Termination

a. Notwithstanding anything contained elsewhere in this Agreement, this Agreement may be terminated by the Trustee, by notice in writing given by the Trustee to the Corporation, following which this Agreement shall terminate upon the earlier of 3 months from the date of such notice and the date on which a satisfactory replacement Administrator is appointed in compliance with the terms of the Trust Indenture respecting the replacement of the Administrator.

b. Upon the effective date of termination, the Corporation shall forthwith:

i. pay to or to the order of the Trust, as the case may be, all monies collected and held for it pursuant to this Agreement, after deducting any amounts incurred to which it is then entitled; and

ii. deliver to or to the order of the Trust a complete report including a statement showing all payments collected by it, and a statement of all monies held by it pursuant to this Agreement during the period following the date of the last audited statement furnished to the Trust pursuant to this Agreement and prior to the effective date of termination and should an auditor's report for this period be requested, the expense of such a report will be borne by the Trust.

ARTICLE 11
MISCELLANEOUS

11.1 No Partnership or Joint Venture

The parties to this Agreement are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them.

11.2 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns. This Agreement may be amended or varied by the Trustee only with the consent of the Unitholders by Special Resolution provided however, that the Corporation and the Trustee may, without the approval of the Unitholders, agree to amendments to this Agreement for the purpose of:

a. removing any conflicts or inconsistencies between this Agreement and any applicable law or regulation if in the opinion of counsel for the Trust such amendments are not prejudicial to the interests of the Unitholders; or

b. making such changes or corrections to this Agreement as the Corporation may advise are necessary or desirable and which the Trustee confirms are not adverse to the interests of the Unitholders.

11.3 Assignment

This Agreement shall not be assigned by any party hereto without the prior written consent of all other parties and the consent of the Unitholders by Special Resolution as defined in the Trust Indenture; provided, however, that the Corporation may, without the consent of the Trustee or any of the Managed Entities, mortgage, pledge, charge or grant a security interest in this Agreement and the rights and benefits of the Corporation hereunder to secure its obligations and liabilities under the "Credit Facilities" and the "Swap Arrangements" (as those terms are defined in the Royalty Agreement), and such security may be granted in priority to all obligations and liabilities of the Corporation under this Agreement. The parties acknowledge that the obligations of the Corporation to the Trust and the other Managed Entities under this Agreement may be subject to the terms of subordination and postponement agreements entered into by the Trustee under such Credit Facilities and Swap Arrangements.

11.4 Subsequent Parties to this Agreement

Any replacement of the Trustee or the Corporation as Administrator shall, prior to becoming the Trustee or the Administrator, execute one or more counterparts of this Agreement (whether or not the same has been executed by another corporation acting as a Trustee or Administrator) and shall thereafter be entitled to all of the benefits of and be bound by the terms and conditions of the Agreement in the same manner as if it had been an original party hereto.

11.5 Severability

If any provision of this Agreement shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provisions in such jurisdiction and shall not in any manner effect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Agreement in any jurisdiction.

11.6 Notices

All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering same or mailing same by pre-paid registered mail to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if mailed, shall be deemed to have been given or made and received on the fifth (5th) Business Day following the day on which it was so mailed. The parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Corporation:
Shiningbank Energy Ltd.
1310, 111 - 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Attention: President
Fax: (403) 268-7499

The Trustee:
Computershare Trust Company of Canada
7th Floor
530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Manager, Corporate Trust
Fax: (403) 267-6598

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by telecommunications device or other means of prepaid, transmitted and recorded communication.

11.7 Further Assurances

Each of the parties hereto shall from time to time do all such further acts and execute and deliver all such further documents as shall be reasonably required in order to fully to perform and carry out the terms, intent and purposes of this Agreement.

11.8 Entire Agreement

The terms of this Agreement express and constitute the entire agreement between the parties hereto (except as provided for in the Trust Indenture) and no implied covenants or liability of any kind on the part of the parties is created or shall arise by reason of anything contained in this Agreement. This Agreement

supercedes all other agreements (except as provided for in the Trust Indenture), documents, writings and verbal understandings between the parties relating to the matters herein contained.

11.9 Liability of Trustee

The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trustee hereunder shall not be personally binding upon the Trustee or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

11.10 Governing Law

The provisions of this Agreement shall be governed by and construed in accordance with the laws of Alberta.

IN WITNESS WHEREOF each of the parties has caused these presents to be executed by its duly authorized representatives as of the date first above written.

Shiningbank Energy Ltd.

Per: "signed"

Per: "signed"

Computershare Trust Company of Canada
as Trustee for and on behalf of Shiningbank Energy Income Fund.

Per: "signed"

Per: "signed"

TABLE OF CONTENTS

PROMISSORY NOTE

TO: SHININGBANK ENERGY INCOME FUND ("SEIF")

FOR VALUABLE CONSIDERATION received, Shiningbank Energy Ltd. ("Shiningbank") hereby promises to pay to SEIF at Calgary, Alberta, on demand in writing made by SEIF to Shiningbank, the sum of **CDN $142,000,000.00** with interest thereon calculated and compounded annually at a rate of interest per annum equal to the prime rate of interest plus one quarter of one percent announced from time to time by The Toronto-Dominion Bank for Canadian dollar loans made available in the City of Calgary, in the Province of Alberta, as well after as before maturity, default and judgment, until paid in accordance with the terms hereof.

The indebtedness evidenced hereunder shall be deemed to be owing as of and from, and the interest calculated hereunder shall apply and accrue from, the date hereof.

Dated this 8th day of March, 2004.

SHININGBANK ENERGY LTD.

Per: ______________________

CAL_LAW\ 1019982\1

Agreement Amending and Restating
Unitholders' Rights Plan Agreement

May 31, 2004

Recitals

A. Shiningbank Energy Income Fund (the "Fund"), Shiningbank Energy Ltd. ("SEL") and Montreal Trust Company of Canada ("MT") entered into a Unitholders' Rights Plan Agreement dated January 25, 2000 (the "URP Agreement") with MT acting as Rights Agent thereunder.

B. Pursuant to an Assignment Agreement dated January 16, 2002 among the Fund, SEL, MT and Computershare Trust Company of Canada ("Computershare"), MT transferred and assigned to Computershare all of its rights, powers, duties and obligations under the URP Agreement and resigned as Rights Agent.

C. At unitholders' meetings held in 2002 and 2004, the unitholders of the Fund reconfirmed the URP Agreement.

D. The Fund, SEL and Computershare wish to amend the URP Agreement, such amendments having been approved by the unitholders of the Fund at the unitholders' meeting held in 2004.

E. The parties hereto wish to restate the URP Agreement to reflect the above.

The parties agree as follows:

ARTICLE 1
Amendment and Restatement

1.1 **Amendment**

The URP Agreement shall be amended, effective as of the date hereof, such that the definition of "Expiration Time" as contained in Section 1.1(m) of the URP Agreement will now read as follows:

"Expiration Time" means the earlier of: (i) the Termination Time; (ii) the Close of Business on the date of the annual meeting of the unitholders of the Trust at which the Independent Unitholders do not approve the resolution referred to in section 5.21 in accordance with section 5.21 at such meeting; and (iii) the time which is immediately after the termination of the annual meeting of the holders of Trust Units held, pursuant to the terms of the Trust Indenture, in 2006;"

1.2 **Restatement**

The URP Agreement shall be restated to give effect to the amendment referred to in 1.1 above, such restatement to be in the form attached hereto as schedule "A" to this Agreement.

ARTICLE 2
Continuation

The URP Agreement, as amended and restated as aforesaid, shall continue in full force and effect in accordance with the terms thereof.

ARTICLE 3
Miscellaneous

3.1 **Enurement**

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

3.2 **Waivers in Writing**

No waiver by any party hereto of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other party hereto unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

3.3 **Amendments**

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the parties hereto unless made in writing and signed by the duly authorized representatives of each of the parties hereto.

Executed and delivered.

SHININGBANK ENERGY INCOME FUND by its Administrator, SHININGBANK ENERGY LTD.

Per: *"signed"*

Per: *"signed"*

SHININGBANK ENERGY LTD.

Per: *"signed"*

Per: *"signed"*

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: *"signed"*

Per: *"signed"*

SCHEDULE "A"

UNITHOLDERS' RIGHTS PLAN AGREEMENT

AMONG

SHININGBANK ENERGY INCOME FUND

- and -

SHININGBANK ENERGY LTD.

- and -

MONTREAL TRUST COMPANY OF CANADA

Dated: January 25, 2000 and Amended
and Restated as of May 31, 2004

TABLE OF CONTENTS

AMENDED AND RESTATED AS OF MAY 31, 2004

UNITHOLDERS' RIGHTS PLAN AGREEMENT

THIS AGREEMENT made as of the 25th day of January, 2000.

AMONG:

SHININGBANK ENERGY INCOME FUND, an open-ended investment trust created under the laws of Alberta (hereinafter referred to as the "Trust")

- and -

SHININGBANK ENERGY LTD., a body corporate incorporated under the laws of Alberta (hereinafter referred to as "Shiningbank")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada (hereinafter referred to as the "Rights Agent")

WHEREAS pursuant to articles 7.1 and 7.2 of the Shiningbank Energy Income Fund Trust Indenture (the "Trust Indenture") dated May 16, 1996, as amended, between Shiningbank Energy Management Inc. (the "Manager") and Montreal Trust Company of Canada (the "Trustee), the Trustee may exercise from time to time in respect of the Trust any and all rights, powers and privileges that could be exercised by a beneficial owner of the trust units of the Trust and the Trustee possesses and may exercise all rights, powers and privileges appertaining to the ownership of all or any part of the assets of the Trust;

AND WHEREAS pursuant to section 4.1(a) of the Management Agreement (the "Management Agreement") dated July 31, 1996, as amended, among the Manager, Shiningbank, Shiningbank Energy Acquisitions Ltd., and the Trustee, the Manager has the authority to exercise the specific powers and authorities of the Trustee set forth in articles 7.1 and 7.2 of the Trust Indenture;

AND WHEREAS pursuant to section .6.1 of the Management Agreement the Board of Directors of Shiningbank (the "Board") has authority to set policy and issue directives for and on behalf of the Trust;

AND WHEREAS the Board has determined, after careful consideration of the recommendations received from its advisors, that it is advisable for the Trust to adopt a unitholder rights plan (the "Rights Plan") to ensure, to the extent possible, that all unitholders of the Trust are treated fairly in connection with any take-over offer for the Trust, to protect the Trust and its unitholders from unfair, abusive or coercive acquisition tactics, and to provide sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize unitholder value;

AND WHEREAS, in order to implement the Rights Plan, the Board has instructed the Manager to:

(a) authorize and declare the issuance of one right (a "Right") effective at the Record Time (as hereinafter defined) in respect of each Trust Unit (as hereinafter defined) outstanding at the Record Time;

(b) authorize the issuance of one Right in respect of each Trust Unit issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

(c) authorize the issuance of Rights Certificates (as hereinafter defined) to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Trust pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Board has directed the Manager to propose that the Rights Plan be ratified by the unitholders of the Trust at the Annual General Meeting of the unitholders to be held in the 2000 calendar year;

AND WHEREAS the Board has directed the Manager to propose that the term of the Rights Plan be for a period of 6 years, subject to the Rights Plan being reconfirmed by the unitholders of the Trust every two years;

AND WHEREAS the Board desires to appoint the Rights Agent to act on behalf of the Trust and holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a) "Acquiring Person" means any Person who is the Beneficial Owner of 20% or more of the outstanding Trust Units of the Trust; provided, however, that the term "Acquiring Person" does not include:

(i) the Trust or any Subsidiary of the Trust;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units of the Trust as a result of any one or a combination of:

(A) an acquisition or redemption by the Trust of Trust Units which, by reducing the number of Trust Units outstanding, increases the proportionate number of Trust Units Beneficially Owned by such Person to 20% or more of the Trust Units then outstanding (a "Trust Unit Reduction");

(B) a Permitted Bid Acquisition (as hereinafter defined);

(C) Trust Unit acquisitions: (1) in respect of which the Board has waived the application of Section 3.1 hereof pursuant to subsections 5.1(b), (c) or (d); or (2) which were made on or prior to the date of this Agreement; or (3) which were made pursuant to a distribution reinvestment plan of the Trust; or (4) pursuant to the receipt or exercise of rights issued by the Trust to all the holders of the Trust Units to subscribe for or purchase Trust Units or Convertible Securities, provided that such rights are acquired directly from the Trust and not from any other person; or (5) pursuant to a distribution by the Trust of Trust Units or Convertible Securities made pursuant to a prospectus; or (6) pursuant to a distribution by the Trust of Trust Units or Convertible Securities by way of a private placement by the Trust or upon the exercise by an individual employee of Trust Unit options granted under a Trust Unit option plan of the Trust or rights to purchase securities granted under a Trust Unit purchase plan of the Trust, provided that: (i) all necessary stock exchange approvals for such private placements, Trust Unit option plan or Trust Unit purchase plan have been obtained and such private placement, Trust Unit option plan or Trust Unit purchase plan complies with the terms and conditions of such approvals; and (ii) such Person does not become the Beneficial Owner of more than 25% of the Trust Units outstanding immediately prior to the distribution, and in making this determination the Trust Units to be issued to such Person in the distribution shall be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Trust Units immediately prior to the distribution ("Exempt Acquisition");

(D) the acquisition of Trust Units upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as hereinafter defined) ("Convertible Security Acquisitions"); or

(E) acquisitions as a result of a distribution of Trust Units or a Trust Unit split or other event pursuant to which such Person receives or acquires Trust Units or Convertible Securities on the same *pro rata* basis as all other holders of Trust Units of the same class ("Pro Rata Acquisitions");

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Trust Units then outstanding by reason of any one or a combination of a Trust Unit Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition, and thereafter becomes the Beneficial Owner of an additional 1% of the outstanding Trust Units (other than pursuant to any of the foregoing) then, as of the date that such Person becomes a Beneficial Owner of such additional Trust Units, such Person shall become an "Acquiring Person";

(iii) a Person who is the Beneficial Owner of 20% or more of the outstanding Trust Units of the Trust determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to such Person in the event that such Person shall after the Record Time become the Beneficial Owner of any additional Trust Units that increases its Beneficial Ownership of Trust Units by more than 1% of the number of Trust Units outstanding, other than through one or any combination of a Trust Unit Reduction, Permitted Bid Acquisition, Exempt Acquisition, Convertible Security Acquisition, Pro Rata Acquisition or an acquisition pursuant to a distribution reinvestment plan of the Trust;

(iv) for the period of 10 days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units as a result of such Person becoming disqualified from relying on section 1.1(d)(B) solely because such Person makes or announces an intention to make a Take-over Bid, either alone or by acting jointly with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or intends to make a Take-over Bid; or

(v) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Trust Units in connection with a distribution of securities by way of prospectus or private placement;

(b) "Affiliate", when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) "Associate", of a specified individual means (i) a spouse of such specified individual, (ii) any individual of either sex with whom such specified individual is living in a conjugal relationship outside marriage or (iii) any relative of such specified individual or of an individual mentioned in clauses (i) or (ii) of this definition if that relative has the same home as the specified individual;

(d) A Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity and includes any securities in respect of which such Person or any of such Person's Affiliates or Associates owns at law or in equity any related instalment receipts;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has, directly or indirectly the right to acquire (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement, pledge or understanding or otherwise, whether such right is exercisable immediately or within a period of 45 days thereafter and whether such right is exercisable upon the occurrence of a contingency or payment of instalments or otherwise (other than: (I) customary agreements with and between underwriters or banking group or selling group members, with respect to a distribution to the public of securities; or (II) pledges of securities in the ordinary course of business); and

(iii) any securities that are Beneficially Owned within the meaning of paragraph 1.1(d) (i) or (ii) by any other Person with which such Person or any of such Person's Affiliates or Associates is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A) where such security has been agreed to be deposited or tendered pursuant to a Permitted Lock-up Agreement or is deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any Person referred to in paragraph 1.1(d)(iii) until such deposited or tendered security is accepted unconditionally for payment or exchange or is taken up and paid for;

(B) where such Person, any of such Person's Affiliates or Associates or any Person referred to in paragraph 1.1(d)(iii), holds such security, provided that:

(1) the ordinary business of such Person (the "Investment Manager") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the account of any other Person;

(2) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and

holds such security, and is acting, in the ordinary course of such duties for the estate of such deceased or incompetent Person or for such other accounts;

(3) such Person (the "Plan Trustee") is the administrator or trustee of one or more pension plans or funds (each a "Plan") registered under applicable laws and holds such security for the purposes of its activities as such;

(4) such Person (the "Statutory Body") is a Plan or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person includes the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) of various public bodies and the Statutory Body holds such security for the purposes of its activities as such; or

(5) such Person is a Crown agent or agency (collectively, the "Crown Agent") and the ordinary business of such Person includes acting as an agent of the Crown in the management of public assets;

but only if the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body, or the Crown Agent, as the case may be, is not then making a Take-over Bid or has not announced an intention to make a Take-over Bid, other than an Offer to Acquire Trust Units or other securities pursuant to a distribution by the Trust or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or an organized over-the-counter market, alone or by acting jointly or in concert with any other Person; or

(C) where such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security; or

(D) where such Person (i) is a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (ii) has an account with a Trust Company and such security is owned at law or in equity by the Trust Company, or (iii)

a Plan and such security is owned at law or in equity by the Plan Trustee; or

(E) where such Person holds securities as a result of carrying on the business of, or acting as nominee for, a securities depositary.

For purposes of this Agreement, the percentage of Trust Units Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

100 x A/B

where:

A = the aggregate number of votes for the election of all directors generally attaching to the Trust Units Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Trust Units.

For the purposes of the foregoing formula, where any person is deemed to Beneficially Own unissued Trust Units which may be acquired pursuant to Convertible Securities, such Trust Units shall be deemed to be outstanding for the purpose of calculating the percentage of Trust Units Beneficiall Owned by such person in both the numerator and the denominator, but r other unissued Trust Units which may be acquired pursuant to any oth outstanding Convertible Securities shall, for the purposes of t calculation, be deemed to be outstanding;

(e) "Board" means the board of directors of Shiningbank or such other Pers whom the Trust has delegated or may delegate the authority to take act connection with the matters referred to herein;

(f) "Business Day" shall mean any day, other than a Saturday or Sunday or which banking institutions in the City of Calgary are authorized or obl law to close;

(g) "Close of Business" on any given date shall mean 5:00 p.m. (Calga such date (or, if such date is not a Business Day, 5:00 p.m. (Calgary next succeeding Business Day);

(h) "Competing Permitted Bid" means a Take-over Bid that:

(i) is made after a Permitted Bid has been made and prior to th Permitted Bid; and

(ii) satisfies all components of the definition of a Permitted requirements set out in the clause (ii) of that definition;

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Trust Units will be taken up or paid for pursuant to the Takeover Bid prior to the Close of Business on the date that is no earlier than the later of (A) 21 calendar days after the date of the Takeover Bid constituting the Competing Permitted Bid; and (B) 45 calendar days following the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and only if at the date that the Trust Units are to be taken up, more than 50% of the Trust units held by Independent Unitholders have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn.

(i) "Convertible Securities" means:

(i) any right (contractual or otherwise and regardless of whether such right constitutes a security) to acquire Trust Units from the Trust; and

(ii) any securities issued by the Trust from time to time (other than the Rights) carrying any exercise, conversion or exchange right;

which is then exercisable or exercisable within a period of 45 calendar days from that time pursuant to which the holder thereof may acquire Trust Units or other securities which are convertible into or exercisable or exchangeable for Trust Units (in each case, whether such right is then exercisable or exercisable within a period of 45 calendar days from that time and whether or not on condition or the happening of any contingency);

(j) "Convertible Security Acquisitions" has the meaning set forth in the definition of "Acquiring Person";

(k) "Effective Date" shall mean January 25, 2000, subject to the provisions of subsection 5.19;

(l) "Exercise Price" shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $50.00;

(m) "Expiration Time" means the earlier of: (i) the Termination Time; (ii) the Close of Business on the date of the annual meeting of the unitholders of the Trust at which the Independent Unitholders do not approve the resolution referred to in section 5.21 in accordance with section 5.21 at such meeting; and (iii) the time which is immediately after the termination of the annual meeting of the holders of Trust Units held, pursuant to the terms of the Trust Indenture, in 2006;

"Expiry Date of the Permitted Bid" means the date, which shall not be less than 45 calendar days following the date on which the proper Take-over Bid

documentation relating to such Permitted Bid is sent to the unitholders of the Trust, which is indicated in such documentation as the date until which such Permitted Bid is open for acceptance;

(o) "Flip-in Event" means a transaction or event occurring subsequent to the date of this Agreement in or pursuant to which any Person becomes an Acquiring Person provided, however, that a Flip-in Event shall be deemed to occur at the Close of Business on the tenth day (or later day as the Board may determine) after the Stock Acquisition Date.

(p) "Independent Unitholders" shall mean holders of outstanding Trust Units, other than:

(i) any Acquiring Person;

(ii) any Offeror;

(iii) any Person acting jointly or in concert with such Acquiring Person or Offeror;

(iv) any Associate or Affiliate of such Acquiring Person, Offeror or Person referred to in (iii); or

(v) a Person who is a trustee of any employee benefit plan, deferred profit sharing plan, unit participation plan or trust for the benefit of employees of Shiningbank or a wholly-owned Subsidiary of the Trust, unless the beneficiaries of such plan or trust direct the manner in which such Trust Units are to be voted or direct whether the Trust Units are to be tendered to a Take-over Bid;

(q) "Market Price" per security of any securities on any date of determination means the average of the daily Closing Prices Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the Trading Day immediately preceding such date of determination, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or if the date of determination is not a Trading Day, on the Trading Day immediately preceding such date of determination. The "Closing Price Per Security" of any securities on any date shall be:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian stock exchange (as determined by the Board) on which such securities are listed or admitted to trading;

(ii) if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price, or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal United States securities exchange (as determined by the Board) on which such securities are listed or admitted to trading;

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board); or

(iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any reporting system (as determined by the Board), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board;

provided, however, that if for any reason none of such prices is available on such date, the Closing Price Per Security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities. Provided further that the Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date by multiplying such amount by the United States-Canadian exchange rate set by the Bank of Canada on such date, or where no such rate is set, as determined by the Board acting in good faith;

(r) "Offer to Acquire" includes:

(i) an offer to purchase or a solicitation of an offer to sell Trust Units; and

(ii) an acceptance of an offer to sell Trust Units, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(s) "Offeror" shall mean a Person who has announced an intention to make, or who has made, a Take-over Bid;

(t) "Offeror's Securities" means the aggregate of the Trust Units Beneficially Owned on the date of an Offer to Acquire by any Person who is making a Take-over Bid;

(u) "Permitted Bid" means a Take-over Bid made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made to all holders of record of Trust Units as registered on the books of the Trust, other than the Offeror;

(ii) the Take-over Bid contains, and the take up and payment for Trust Units tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Trust Units shall be taken up or paid for pursuant to the Take-over Bid prior to the Close of Business on a date which is not less than 45 calendar days following the date on which the proper Take-over Bid documentation relating to such Permitted Bid is sent to the unitholders of the Trust;

(iii) the Take-over Bid contains irrevocable and unqualified provisions that, unless such Take-over Bid is withdrawn, Trust Units may be deposited pursuant to such Take-over Bid at any time prior to the Close of Business on the date of the first take-up or payment for Trust Units and that any Trust Units deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the Close of Business on such date;

(iv) the Take-over Bid contains an irrevocable and unqualifed condition that more than 50% of the outstanding Trust Units held by Independent Unitholders, determined as at the date of first take-up or payment for Trust Units under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the Close of Business on the date of first take-up or payment for Trust Units; and

(v) the Take-over Bid contains an irrevocable and unqualified provision that in the event that more than 50% of the then outstanding Trust Units held by Independent Unitholders shall have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Trust Units under the Take-over Bid, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Trust Units for not less than 10 Business Days from the date of such public announcement.

provided that if a Take-over bid constitutes a Competing Permitted Bid, the term "Permitted Bid" shall also mean the Competing Permitted Bid;

(v) "Permitted Bid Acquisition" means an acquisition of Trust Units made pursuant to a Permitted Bid or a Competing Permitted Bid;

(w) "Permitted Lock-up Agreement" means an agreement (the "Lock-up Agreement") between a Person and one or more holders of Trust Units (each such holder herein referred to as a "Locked-up Person") (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Trust) not later than the date of the Lock-up Bid (as hereinafter defined) or, if the Lock-up Bid has been made prior to the date of the Lock-up Agreement, not later than the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Trust Units held by such holder to a Take-over Bid (the "Lock-up Bid") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in section 1.1(d)(iii) provided that:

(i) the Lock-up Agreement permits the Locked-up Person to withdraw its Trust Units from the Lock-up Agreement in order to deposit or tender the Trust Units to another Take-over Bid or to support another transaction prior to the Trust Units being taken up and paid for under the Lock-up Bid:

(A) at a price or value per Trust Unit that is at least 7% in excess of the price or value per Trust Unit offered under the Lock-up Bid; or

(B) for a number of Trust Units at least 7% greater than the number of Trust Units that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Trust Unit that is not less than the price or value per Trust Unit offered under the Lock-up Bid; or

(C) (1) that contains an offering price for each Trust Unit that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Trust Unit contained in or proposed to be contained in the Lock-up Bid and (II) does not by itself provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid; and

for greater clarity, the Lock-up Agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or other similar limitation on a Locked-up Person's right to withdraw Trust Units from the Lock-up Agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw

Trust Units during the period of the other Take-over Bid or transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A) 2½% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(A) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Trust Units to the Lock-up Bid or withdraws Trust Units previously tendered thereto in order to deposit or tender such Trust Units into another Take-over Bid or support another transaction.

(x) "Person" includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation, or other incorporated or unincorporated organization, syndicate or other entity;

(y) "Record Time" means the Close of Business on the day before the Effective Date;

(z) "Rights" means the right to purchase securities pursuant to the terms and subject to the conditions set forth herein;

(aa) "Rights Certificate" means the certificates representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit "A";

(bb) "*Securities Act*" means the *Securities Act* (Alberta), as amended, and the rules and regulation or regulations made thereunder;

(cc) "Separation Time" means, subject to Section 5.1(d), the Close of Business on the 10th Trading Day after the earlier of:

(i) the Stock Acquisition Date;

(ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Trust or any Subsidiary of the Trust) to commence a Take-over Bid (other than (x) a Take-over Bid which is a Permitted Bid or a Competing Permitted Bid, or (y), a Take-over Bid in respect of which the Board has determined to waive the application of Section 3.1 pursuant to Section 5.1), provided that, if any Take-over Bid

referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this Section 1.1(ee), never to have been made; and

(iii) the date upon which a Permitted Bid ceases to be a Permitted Bid;

or such later date as may from time to time be determined by the Board acting in good faith provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time;

(dd) "Subsidiary" of any specified Person means any corporation or other entity controlled by such specified Person;

(ee) "Take-over Bid" means an Offer to Acquire Trust Units or securities convertible into Trust Units where the Trust Units subject to the Offer to Acquire, together with the Trust Units into which the securities subject to the Offer to Acquire are convertible, and the Offerer's Securities, constitute, in the aggregate 20% or more of the outstanding Trust Units at the date of the Offer to Acquire;

(ff) "Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 hereof;

(gg) "Trading Day", when used with respect to any securities, means the day on which the principal Canadian or United States securities exchange (as determined by the Board) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;

(hh) "Trust Units" shall mean the trust units of the Trust, each trust unit representing an equal undivided beneficial interest in the Trust as constituted on the date hereof, and any other security of the Trust into which the Trust Units may be subdivided, consolidated, reclassified or changed;

(ii) "Trust Unit Acquisition Date" shall mean the first date of public announcement (which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 141 of the *Securities Act*) by the Trust or an Acquiring Person of facts indicating that a Person has become an Acquiring Person; and

(jj) "Trust Unit Reduction" means an acquisition or redemption by the Trust of Trust Units which, by reducing the number of Trust Units outstanding, increases the proportionate number of Trust Units Beneficially Owned by any Person to 20% or more of the Trust Units then outstanding.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Number and Gender

Wherever the context will require, terms used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include the other.

1.4 Sections and Headings

The division of this Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereunder", "hereof", and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any Agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and subsections are to Articles, Sections and subsections to this Agreement.

1.5 Statutory References

Unless the context otherwise requires, any reference to a specific section, subsection, clause, policy, or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6 Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person for the purpose of acquiring, or making an Offer to Acquire any Trust Units of the Trust (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement or pursuant to a pledge of securities in the ordinary course of business).

1.7 Control

A Person is "controlled" by another Person or two or more other Persons acting jointly or in concert if:

(a) in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(b) in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

ARTICLE 2
THE RIGHTS

2.1 Legend on Trust Unit Certificates

Certificates for the Trust Units issued after the Record Time but prior to the Close of Business on the earlier of: (i) the Separation Time; and (ii) the Expiration Time, shall also evidence one Right for each Trust Unit represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> "Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Unitholders' Rights Plan Agreement, dated as of January 25, 2000 (the "Rights Agreement"), between Shiningbank Energy Income Fund and Montreal Trust Company of Canada, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive office of the Trust. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Trust will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Certificates representing Trust Units that are issued and outstanding at the Record Time shall evidence one Right for each Trust Unit, evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of: (i) the Separation Time; and (ii) the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Trust Unit, for the Exercise Price as at the Business Day immediately preceding the Separation Time (which Exercise Price and number of Trust Units are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Trust or any of its subsidiaries shall be void.

(b) Until the Separation Time: (i) the Rights shall not be exercisable and no Right may be exercised; and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Trust Unit registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights

Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Trust Unit.

(c) After the Separation Time and prior to the Expiration Time, the Rights may be exercised, and the registration and transfer of the Rights shall be separate from and independent of Trust Units. Promptly following the Separation Time, the Rights Agent will mail to each holder of record of Rights as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights) at such holder's address as shown by the records of the Trust (the Trust hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i) a Rights Certificate in substantially the form of Exhibit "A" hereto with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Trust may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii) a disclosure statement describing the Rights.

(d) Rights may be exercised in whole or in part (but only with respect to a whole Right) on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its office in the City of Calgary or such other office of the Rights Agent designated for that purpose by the Trust:

(i) the Rights Certificate evidencing such Rights together with an election to exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii) payment by cash, certified cheque, banker's draft or money order payable to the order of the Trust, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Trust Units in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, with an Election to Exercise and payment as set forth in section 2.2(d), the Rights Agent (unless otherwise instructed by the

Trust if the Trust is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the Trust's transfer agent Trust Unit certificates representing the number of Trust Units to be purchased (the Trust hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions);

(ii) after receipt of such Trust Unit certificates, deliver such certificates to, or to the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii) when appropriate, requisition from the Trust the amount of cash, if any, to be paid in lieu of issuing fractional Trust Units;

(iv) when appropriate, after receipt of such cash, deliver such cash to, or to the order of, the registered holder of the Rights Certificate; and

(v) tender to the Trust all payments received upon exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to Section 5.5) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Trust covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Trust Units delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Trust Units (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the formation documents of the Trust and of the *Securities Act* and comparable legislation of each of the other provinces and territories of Canada, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Trust Units upon exercise of the Rights;

(iii) use reasonable efforts to cause all Trust Units issued upon exercise of the Rights to be listed on the principal exchanges or traded in the over-the-counter markets on which the Trust Units are listed at that time;

(iv) pay when due and payable any and all Canadian and United States federal, provincial and state transfer taxes (for greater certainty not including any

income taxes of the holder or exercising holder or any liability of the Trust to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Trust Units issued upon exercise of Rights, provided that the Trust shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights or the issuance or delivery of certificates for Trust Units issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised;

(v) if applicable, cause to be reserved and kept available out of the authorized and unissued Trust Units of the Trust, the number of Trust Units that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(vi) after the Separation Time, except as permitted by Section 5.1, not take any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights; and

(vii) provide, or cause to be provided to, the Rights Agent a list of registered holders of Trust Units as and when requested by the Rights Agent.

2.3 **Adjustments to Exercise Price; Number of Rights**

(a) The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(b) If the Trust shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a distribution on the Trust Units payable in Trust Units (or other securities exchangeable for or convertible into or giving a right to acquire Trust Units or other securities of the Trust) other than pursuant to any optional distribution plan;

(ii) subdivide or change the then outstanding Trust Units into a greater number of Trust Units;

(iii) combine or change the then outstanding Trust Units into a smaller number of Trust Units; or

(iv) issue any Trust Units (or other securities exchangeable for or convertible into or giving a right to acquire Trust Units) in respect of, in lieu of or in exchange for existing Trust Units, in a reclassification, amalgamation, merger, statutory arrangement or consolidation,

the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights) shall be adjusted as follows:

(A) if the Exercise Price and number of Rights outstanding are to be adjusted:

(1) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Trust Units that a holder of one Trust Unit immediately prior to such distribution, subdivision, change, combination or issuance would hold thereafter as a result thereof (the "Adjustment Factor"); and

(2) each Right held prior to such adjustment will become that number of Rights equal to the Adjustment Factor, and the adjusted number of Rights will be deemed to be allocated among the Trust Units with respect to which the original Rights were associated (if they remain outstanding) and the Trust Units issued in respect of such distribution, subdivision, change, combination or issuance, so that each such Trust Unit will have exactly one Right associated with it.

(B) if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such distribution, subdivision, change, combination or issuance would hold thereafter as a result thereof.

(c) If after the Record Time and prior to the Expiration Time, the Trust shall issue any of its securities other than Trust Units in a transaction of a type described in subsection 2.3(b)(i) or 2.3(b)(iv), such securities shall be treated herein as nearly equivalent to Trust Units as may be practicable and appropriate under the circumstances and the Trust and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(d) If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1 hereof.

(e) If the Trust shall at any time after the Record Time and prior to the Separation Time issue any Trust Units otherwise than in a transaction referred to in subsections 2.3(b)(i) to 2.3(b)(iv), each such Trust Unit so issued shall

automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Trust Unit.

(f) If the Trust shall, at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Trust Units of rights or warrants entitling them (for a period expiring within 45calendar days after such record date) to subscribe for or purchase Trust Units (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units) at a price per Trust Unit (or, in the case of a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units, having a conversion, exchange or exercise price per Trust Unit (including the price required to be paid to purchase such convertible or exchangeable security or right)) less than the Market Price per Trust Unit on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction:

(i) of which the numerator shall be the number of Trust Units outstanding on such record date plus the number of Trust Units which the aggregate offering price of the total number of Trust Units so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price per Trust Unit; and

(ii) of which the denominator shall be the number of Trust Units outstanding on such record date plus the number of additional Trust Units to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid in a consideration, part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holder of the Rights. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such rights or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based on the number of Trust Units (or securities convertible into or exchangeable for Trust Units) actually issued upon the exercise of such Rights.

For purposes of this Agreement, the granting of the right to purchase Trust Units (whether from treasury or otherwise) pursuant to any distribution reinvestment plan or any Trust Unit participation plan providing for the reinvestment of distributions or the investment of periodic optional payments or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the

delivery of rights or warrants by the Trust) shall not be deemed to constitute an issue of rights or warrants by the Trust; provided, however, that in the case of any distribution reinvestment or Trust Unit participation plan, the right to purchase Trust Units is at a price per Trust Unit of not less than 90% of the current market price per Trust Unit (determined as provided in such plans) of the Trust Units.

(g) If the Trust shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Trust Units (including any such distribution made in connection with a merger in which the Trust is the continuing entity) of evidences of indebtedness, cash or assets (other than an ordinary course distribution or a distribution referred to in subsection 2.3(b)(i)) or of rights or warrants entitling them to subscribe for or purchase Trust Units (excluding those referred to in subsection 2.3(f)) at a price per Trust Unit (or, in the case of a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units, having a conversion, exchange or exercise price per Trust Unit (including the price required to be paid to purchase such convertible or exchangeable security or right)) less than the Market Price per Trust Unit on such record date, the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the assets, evidences of indebtedness, cash, rights or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

(h) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable distribution, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to subsection 2.3(b) above; and

(ii) the record date for the applicable distribution, in the case of an adjustment made pursuant to subsections 2.3(f) or 2.3(g) above, subject to readjustment to reverse the same if such distribution is not made.

(i) If the Trust shall at any time after the Record Time and prior to the Expiration Time issue any securities (other than Trust Units), or rights or warrants to subscribe for or purchase any such securities or securities convertible into or exchangeable for any such securities, in a transaction of a type referred to in subsections 2.3(b)(i) to 2.3(b)(iv), 2.3(f) or 2.3(g) above and, if the Board acting in good faith determines that the adjustments contemplated by subsections 2.3(b), 2.3(f) and 2.3(g) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Board may, subject to receipt of all necessary regulatory approvals, determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights

would be appropriate and, notwithstanding subsections 2.3(b), (f) and (g) above, such adjustments, rather than the adjustments contemplated by subsections 2.3(b), 2.3(f) and 2.3(g) above, shall be made. The Trust and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(j) Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(j) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments made pursuant to this Section 2.3 shall be calculated to the nearest cent or to the nearest hundredth of a Trust Unit or Right, as the case may be. Whenever an adjustment is made to the Exercise Price, the Trust shall promptly file with the Rights Agent and the transfer agent for the Trust Units a copy of a certificate setting forth such adjustment and a brief statement of facts accounting for it and mail a summary thereof to the holders of Rights.

(k) All Rights originally issued by the Trust subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Trust Units purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(l) In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Trust may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Trust Units and other securities of the Trust, issuable upon such exercise over and above the number of Trust Units and other securities of the Trust, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Trust shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Trust Units (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(m) Notwithstanding anything in this Section 2.3 to the contrary, the Trust shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgement the Board shall determine to be advisable in order that any:

(i) consolidation or subdivision of Trust Units;

(ii) issuance wholly or in part for cash of any Trust Units or securities that by their terms are convertible into or exchangeable for Trust Units;

(iii) Trust Unit distributions; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Trust to holders of its Trust Units shall not be taxable to such unitholders.

(n) The Trust covenants and agrees that, after the Separation Time, it will not, except as permitted by Section 5.1 or 5.4, take any action, if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(o) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to represent the securities so purchasable which were represented in the initial Rights Certificates issued hereunder.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Trust Units or other securities, property or assets, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Trust Units or other securities, property or assets, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Person hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Trust Unit transfer books of the Trust are closed, such Person shall be deemed to have become the record holder of such Trust Units on, and such certificate shall be dated, the next succeeding Business Day on which the Trust Unit transfer books of the Trust are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Trust by any one officer or director of Shiningbank. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of Shiningbank shall bind the Trust, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Trust learns of the Separation Time, the Trust will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Trust to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Trust) and send such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 **Registration, Registration of Transfer and Exchange**

(a) After the Separation Time, the Trust will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Trust will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Trust and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) and 3.1(b) below, the Trust will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Trust, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Trust or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate, under this Section 2.6, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.7 **Mutilated, Lost, Stolen and Destroyed Rights Certificates**

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Trust shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Trust and the Rights Agent prior to the Expiration Time: (i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and (ii) such security or indemnity as may be required by them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Trust or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Trust shall execute and

upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate, shall evidence an original additional contractual obligation of the Trust, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners

The Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Trust Units).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Trust may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Trust may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Trust.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Trust and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Trust Unit;

(c) that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d) that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) for registration of transfer, the Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Trust Unit certificate made by anyone other than the Trust or the Rights Agent) for all purposes whatsoever, and neither the Trust nor the Rights Agent shall be affected by any notice to the contrary;

(e) that, such holder of Rights has waived its right to receive any fractional Rights or any fractional Trust Units or other securities, upon exercise of a Right (except as provided herein);

(f) that, such holder of Rights shall not be entitled to any payment on a redemption of Rights hereunder if the payment owing to the holder would be less than $2.00;

(g) that, if expressly provided in this Agreement, without the approval of any holder of Rights or Trust Units and upon the sole authority of the Board, this Agreement may be supplemented or amended from time to time as provided herein; and

(h) notwithstanding anything in this Agreement to the contrary, neither the Trust nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by a governmental authority, prohibiting or otherwise restraining performance of such obligations.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 **Flip-in Event**

(a) Subject to subsection 3.1(b) and subsections 5.1(b), (c) and (d), in the event that prior to the Expiration Time a Flip-in Event occurs, the Board shall take such action as shall be necessary to ensure and provide, within 10 Business Days or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation, so that, except as provided below, each Right shall thereafter constitute the right to purchase from the Trust, upon exercise thereof in accordance with the terms hereof, that number of Trust Units having an aggregate Market Price on the date of consummation or

occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Trust Units).

(b) Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Trust Unit Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person); or

(ii) a transferee of Rights, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) in a transfer made after the date hereof, whether or not for consideration, that the Board acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person) that has the purpose or effect of avoiding subsection 3.1(b)(i),

shall become null and void without any further action and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provisions of this Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either subsections 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

> "The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement."

provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but is required to impose such legend only if instructed to do so by the Trust or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person or an Affiliate or Associate thereof.

(d) In the event that there shall not be sufficient Trust Units authorized for issuance to permit the exercise in full of the Rights in accordance with this section, the Trust shall take all such action as may be necessary to authorize additional Trust Units for issuance upon the exercise of the Rights.

3.2 **Further Acts**

Nothing contained in this Article 3 shall be construed as limiting or prohibiting the Trust or any offeror from proposing or engaging in any acquisition, disposition or other transfer of any securities of the Trust, any merger, amalgamation, arrangement, recapitalization or business combination or transaction involving the Trust, any sale or other transfer of assets of the Trust, any liquidation, dissolution or winding up of the Trust or any other business combination or other transaction, or any other action by the Trust or any offeror; provided that the holders of Rights shall have the rights set forth in this Agreement with respect to any such acquisition, disposition, transfer, merger, amalgamation, arrangement, recapitalization, sale, liquidation, dissolution, winding up, business combination or transaction or action.

ARTICLE 4
THE RIGHTS AGENT

4.1 **General**

(a) The Trust hereby appoints the Rights Agent to act as agent for the Trust and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Trust may from time to time appoint such co-rights agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Trust appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Trust may determine. The Trust agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert retained by the Rights Agent with the

approval of the Board, such approval not to be unreasonably withheld). The Trust also agrees to indemnify the Rights Agent, its directors, officers, agents and employees for, and to hold them harmless against, any loss, liability, damages or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for, or in respect of, any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Trust Units, Rights Certificate, certificate for other securities of the Trust, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons.

(c) The Trust shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers and directors of Shiningbank.

4.2 **Merger, Amalgamation, Consolidation or Change of Name of Rights Agent**

(a) Any corporation into which the Rights Agent or any successor rights agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor rights agent is a party, or any corporation succeeding to the unitholder or stockholder services business of the Rights Agent or any successor rights agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor rights agent under the provisions of Section 4.4 hereof. In case at the time such successor rights agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor rights agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor rights agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor rights agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 **Duties of Rights Agent**

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Trust and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Trust) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Trust (such approval not to be unreasonably withheld), and at the expense of the Trust, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Trust prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be an officer or director of Shiningbank and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct;

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Trust Units, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Trust only;

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of

the validity or execution of any certificate for Trust Units or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Trust of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Trust Units to be issued pursuant to this Agreement or any Rights or as to any Trust Units, when issued, being duly and validly authorized, issued and delivered as fully paid and non-assessable;

(f) The Trust agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any individual designated in writing by Shiningbank, and to apply to such individual for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions;

(h) The Rights Agent and any unitholder or stockholder, director officer or employee of the Rights Agent may buy, sell or deal in Trust Units, Rights or other securities of the Trust or become pecuniarily interested in any transaction in which the Trust may be interested, or contract with or lend money to the Trust or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Trust or for any other legal entity; and

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Trust resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Trust) in writing mailed to the Trust and to each transfer agent of Trust Units by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Trust may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Trust Units by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Trust will appoint a successor to the Rights Agent. If the Trust fails to make such appointment within a period of 30 days after such removal or after it has received notice in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor rights agent, whether appointed by the Trust or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a trust company in the Province of Alberta. After appointment, the successor rights agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but upon payment by the Trust to the predecessor Rights Agent of outstanding fees and expenses owing by the Trust, the predecessor Rights Agent shall deliver and transfer to the successor rights agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Trust will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Trust Units and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor rights agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption, Waiver and Termination

(a) The Board acting in good faith may, with the prior consent of holders of Trust Units or of the holders of the Rights given in accordance with Section 5.1(f) or (g), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. The Board may, prior to the date of the unitholders' meeting described in Section 5.19, elect to redeem all but not less than all of the then outstanding Rights without the approval of the holders of Rights or Trust Units, provided such redemption is otherwise in accordance with this Section 5.1(a).

(b) With the prior consent of the holders of Trust Units obtained in accordance with subsection 5.1(f), the Board may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Trust Units otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units and otherwise than in the circumstances set forth in subsection 5.1(d), waive the application of Section 3.1 to such Flip-in Event. In the event that the Board proposes such a waiver, the Board shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of unitholders called to approve such waiver.

(c) Subject to Section 5.1(b), the Board, at its option, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a takeover bid circular sent to all holders of record of Trust Units; further provided that if the Board waives the application of Section 3.1 to such a Flip-in Event, the Board shall be deemed to have waived the application of Section 3.1 to any Flip-in Event occurring by reason of any Take-over Bid made by means of a take-over bid circular to all holders of record of Trust Units which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.1(c).

(d) The Board may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

(i) the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

(ii) such Acquiring Person has reduced its Beneficial Ownership of Trust Units such that at the time of the waiver pursuant to this subsection 5.1(d), it is no longer an Acquiring Person and has provided the Board with satisfactory evidence thereof, and in the event of any such waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred and the Separation Time shall be deemed not to have occurred as a result of such Person having inadvertently become an Acquiring Person.

(e) The Board shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person who has made a Permitted Bid or a Takeover Bid in respect of which the Board has waived, or is deemed to have waived, pursuant to Section 5.1(c), the application of Section 3.1, takes up and pays for the Trust Units pursuant to the terms and conditions of the Permitted Bid or Takeover Bid, as the case may be.

(f) If a redemption of Rights pursuant to Section 5.1(a) or a waiver of a Flip-in Event pursuant to Section 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Trust Units. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Unitholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the formation documents of the Trust.

(g) If a redemption of Rights pursuant to Section 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by a Person referred to in clauses (i) to (v) inclusive of the definition of Independent Unitholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the formation documents of the Trust with respect to meetings of unitholders of the Trust.

(h) Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all of the outstanding Rights at the Redemption Price. Notwithstanding such redemption, all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and Rights shall remain attached to the Trust Units, subject to and in accordance with the terms of this Agreement.

(i) If the Board elects to or is deemed to have elected to redeem the Rights the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price, if applicable, and no further Rights shall thereafter be issued.

(j) Within 10 Business Days of the Board electing or having been deemed to have elected to redeem the Rights, the Trust shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the register for Trust Units maintained by the Trust's transfer agent. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made. The Trust may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Trust Units prior to the Separation Time.

(k) The Trust shall give prompt notice to the Rights Agent of any waiver or proposed waiver of the application of Section 3.1 made by the Board.

5.2 **Expiration**

No person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1 hereof.

5.3 **Issuance of New Rights Certificates**

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Trust may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the number or kind or class of Trust Units purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 **Supplements and Amendments**

(a) The Trust may make, without the approval of the holders of Rights or Trust Units, any amendments to this Agreement specifically contemplated in subsection 2.3(i) or any other provision hereof, to correct any clerical or typographical error, or which are required to maintain the validity and effectiveness of the Agreement as a result of any change in any applicable laws, rules or regulatory requirements. The Trust may, prior to the date of the unitholders' meeting referred to in Section 5.19, supplement, amend, vary or delete any of the provisions of this Agreement and the Rights without the approval of any holder of Rights or Trust Units (whether or not such action would materially adversely affect the interests of the holders of Rights generally), where the Board acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to subsection 5.4(a), the Trust may, with the prior consent of the holders of Trust Units obtained as set forth below, at any time before the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Trust Units at a special meeting called and held in compliance with applicable laws, rules and regulatory requirements and the requirements in the formation documents of the Trust. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by all Independent Unitholders represented in person or by proxy at the special meeting.

(c) The Trust may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether

or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a special meeting of holders of Rights called and held in compliance with applicable laws, rules and regulatory requirements and, to the extent possible, with the requirements in the formation documents of the Trust applicable to meetings of holders of Trust Units, applied *mutatis mutandis*. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to subsection 3.1(b)), represented in person or by proxy at the special meeting.

(d) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the formation documents of the Trust with respect to meetings of unitholders of the Trust.

(e) Any amendments made by the Trust pursuant to subsection 5.4(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i) if made before the Separation Time, be submitted to the unitholders at the next meeting of unitholders and the unitholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of unitholders of the Trust and the holders of Rights may, by resolution on passed by the majority referred to in Subsection 5.4(d) confirm or reject such amendment.

Any amendment, variation or deletion shall be effective from the date of the resolution of the Board adopting such amendment, variation or deletion until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment, variation or deletion is confirmed, it continues in effect in the form so confirmed. If such amendment, variation or deletion is rejected by the unitholders or the holders of Rights or is not submitted to the unitholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to

amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the unitholders or holders of Rights, as the case may be.

5.5 Fractional Rights and Fractional Trust Units

(a) The Trust will not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights, as of the date such fractional Right would otherwise be issuable.

(b) The Trust shall not be required to issue fractional Trust Units upon exercise of the Rights or to distribute certificates that evidence fractional Trust Units. In lieu of issuing fractional Trust Units, the Trust shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Trust Unit at the date of such exercise.

5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Trust to enforce, or otherwise act in respect of, such holder's right to exercise such holder's Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7 Holder of Rights Not Deemed a Unitholder

No holder, as such, of any Rights shall be entitled to vote, receive distribution or be deemed for any purpose the holder of Trust Units or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a unitholder of the Trust or any right to vote for the election of directors, or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any action of the Trust or Shiningbank, or to receive notice of meetings or other actions affecting unitholders (except as provided in Section 5.8 hereof) or to receive distributions or subscription rights or otherwise, until such Rights or Right to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

5.8 Notice of Proposed Actions

In case the Trust proposes after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Trust's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding up of the Trust or the sale of all or substantially all of the Trust's assets,

then, in each such case, the Trust shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of the taking of such proposed action by the Trust.

5.9 **Notices**

Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Trust will be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, or by fax machine (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Trust following the giving of the notice or demand by fax); addressed (until another address is filed in writing with the Rights Agent or the Trust, as applicable), as follows:

(a) if to the Trust:

Shiningbank Energy Income Fund
c/o Shiningbank Energy Ltd.
Suite 1050, Bow Valley Square 4
250 - 6th Avenue S.W.
Calgary, Alberta T2P 3H7
Fax: (403) 268-7499
Attention: Corporate Secretary, or
Chief Financial Officer

(b) if to the Rights Agent:

MONTREAL TRUST COMPANY OF CANADA
7th Floor, Western Gas Tower
530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Fax: (403) 267-6598
Attention: Manager, Corporate Trust Department

(c) if to the holder of any Rights:

to the address of such holder as it appears on the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Trust for the Trust Units. Any notice which is mailed or sent or delivered in the manner herein provided for shall be deemed given whether or not the holder receives the notice.

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Trust and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Trust or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Trust or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means of publication once in each of two successive weeks in the business section of a national newspaper and, as long as the Trust has a transfer agent in the United States, in a daily publication in the United States designated by the Trust, or in such other publication or publications as may be designated by the Trust and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.10 Costs of Enforcement

The Trust agrees that if the Trust fails to fulfill any of its obligations pursuant to this Agreement, then the Trust will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11 Regulatory Approvals

Any obligation of the Trust or action or event contemplated by this Agreement, or any amendment to this Agreement, shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt security) of the Trust upon the exercise of Rights and any amendment to this Agreement shall be subject to the prior consent of the stock exchange on which the Trust Units are listed, if required.

5.12 Declaration as to Non-Canadian Holders

If in the opinion of the Board (who may rely on the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada, the Board acting in good faith may take such actions as it may deem appropriate to ensure such compliance. In no event shall the Trust or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.13 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Trust or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.14 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Trust, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Trust, the Rights Agent and the holders of the Rights.

5.15 Governing Law

This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.16 Language

The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in English.

5.17 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.18 Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision will be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.19 Effective Date

This Agreement is effective from the date hereof. If this Agreement is not confirmed by resolution passed by a majority of the votes cast by Independent Unitholders who vote in respect of confirmation of this Agreement at a meeting of unitholders to be held not later than the date on which the annual meeting of unitholders of the Trust held in 2000 terminates, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect, on and from that date which is the earlier of (a) the date of termination of the meeting called to consider the confirmation of this Agreement under this Section 5.19 and (b) the date of termination of the annual meeting of unitholders of the Trust held in 2000.

5.20 **Time of the Essence**

Time shall be of the essence hereof.

5.21 **Unitholder Review**

At the first annual meeting of unitholders of the Trust following the second anniversary of the date of this Agreement, and at every second annual meeting of unitholders of the Trust held thereafter, provided that a Flip-in Event has not occurred prior to such time, the Board shall submit a resolution to the Independent Unitholders for their consideration and, if thought fit approval, ratifying the continued existence of the Rights Agreement. If a majority of the votes cast by Independent Unitholders who vote in respect of such resolution are voted against the continued existence of the Rights Agreement, the Board shall, immediately upon the confirmation by the chairman of such unitholders' meeting of the result of the vote on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.22 Determinations and Actions by the Board

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board in good faith, shall not subject any member of the Board to any liability whatsoever to the holders of the Rights.

Executed and Delivered

EXHIBIT A

FORM OF RIGHTS CERTIFICATE

Certificate No. ______

______ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE TRUST, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM, MAY BECOME VOID.

Rights Certificate

This certifies that ______________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Unitholder Rights Plan Agreement dated as of January 25, 2000 as amended from time to time (the "Rights Agreement") among Shiningbank Energy Income Fund, an open-ended investment trust created under the laws of Alberta (the "Trust"), Shiningbank Energy Ltd. ("Shiningbank"), a body corporate incorporated under the laws of Alberta, and Montreal Trust Company of Canada, a trust company incorporated under the laws of Canada, as Rights Agent (the "Rights Agent"), which term shall include any successor rights agent under the Rights Agreement, to purchase from the Trust at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the earlier of (i) the Termination Time (as such term is defined in the Rights Agreement) and (ii) the termination of the annual meeting of the Trust in the year 2000, one fully paid trust unit of the Trust (a "Trust Unit") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Calgary or in such other cities as may be designated by the Trust from time to time. The Exercise Price shall initially be $50.00 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, the number of Trust Units, which each Right entitles the registered holder thereof to purchase, shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, the terms, provisions and conditions of which are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Trust, Shiningbank and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the principal executive offices of the Trust and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Trust at a redemption price of $.00001 per Right, subject to adjustment in certain events, under certain circumstances, at its option.

No fractional Trust Units will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Trust Units or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a unitholder of the Trust or any right to vote for the election of directors or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting unitholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until the Rights Agent shall have countersigned it.

WITNESS the facsimile signature of the proper officers of the Trust and its corporate seal.

Date: _______________

By: Shiningbank Energy Ltd.
On behalf of the Shiningbank Energy Income Fund

______________________ ______________________

Authorized Officer Authorized Officer

Countersigned:
Montreal Trust Company of Canada
By: ______________________
Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder
if such holder desires to transfer the Rights represented by this Rights Certificate.)

FOR VALUE RECEIVED ____________________ hereby sells, assigns and transfers to ______________________

(Please print name and address of transferee) the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints ____________________________ as attorney, to transfer the within Rights on the books of the Trust, with full power of substitution.

Dated: ___________

Signature Guaranteed:

____

____
Signature
(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Trust Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: _______________ Signature: __________________

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Trust will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO: SHININGBANK ENERGY INCOME FUND

The undersigned hereby irrevocably elects to exercise ________________________ whole Rights represented by the attached Rights Certificate to purchase the Trust Units (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such units (or other securities or title to such property) be issued in the name of :

____
(Name)

____
(Street)

____
(City and State or Province)

____
(Country, Postal Code or Zip Code)

____
SOCIAL INSURANCE, SOCIAL SECURITY OR
OTHER TAXPAYER IDENTIFICATION NUMBER

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to :

____
(Name)

____
(Street)

____
(City and State or Province)

____
(Country, Postal Code or Zip Code)

____
SOCIAL INSURANCE, SOCIAL SECURITY OR
OTHER TAXPAYER IDENTIFICATION NUMBER

Dated: ___________

Signature Guaranteed:

______________________ ______________________
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Trust Units, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms are used as defined in the Rights Agreement).

Dated: _______________ Signature: __________________

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the Trust will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

CAL_LAW\ 1014681\1

ROYALTY AGREEMENT made effective the 8th day of March, 2004

Between:

Shiningbank Energy Ltd., a corporation incorporated under the laws of Alberta with office in Calgary, Alberta, as Managing Partner for and on behalf of **SHININGBANK ENERGY PARTNERSHIP**, a general partnership formed under the laws of Alberta, having its office and principal place of business in Calgary, Alberta (the "**Grantor**")

and

Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta as trustee for and on behalf of **SHININGBANK ENERGY INCOME FUND**, a trust formed in accordance with the laws of Alberta, having its office and principal place of business in Calgary, Alberta (the "**Royalty Owner**")

Recital:

A. The Grantor wishes to grant the Royalty and the Royalty Owner wishes to acquire the Royalty from the Grantor on the terms and conditions set forth herein; and

B. It is the intent of the parties hereto that the Royalty be a Canadian resource property, as defined herein.

The parties agree as follows.

ARTICLE 1 DEFINITIONS

1.1 Definitions

For the purposes of this Agreement, including the recitals, the following words and expressions shall have the following meanings except where the context otherwise expressly provides:

"Additional Properties" means those P&NG Rights and other related Tangibles and Miscellaneous Interests which are acquired by the Grantor after the Amalgamation Date;

"Affiliate" means an affiliated body corporate within the meaning of Section 2(1) of the *Business Corporations Act* (Alberta);

"Agreement" means this agreement;

"Amalgamation" means the amalgamation of Good Ridge Explorations Ltd., Birchill Resources Limited and SEL into a corporation that shall also be known as Shiningbank Energy Ltd.;

"Amalgamation Date" means the 8th day of March, 2004;

"ARC" means credits or rebates in respect of Crown Royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as 'Alberta Royalty Credits';

"Arrangement" means the Plan of Arrangement described in a Notice of Special Meeting of TUSK Energy Inc. Shareholders to be held October 28, 2004 and Notice of Petition to the Court of Queen's Bench of Alberta and Information Circular with respect to a such arrangement, all dated September 28, 2004;

"Arrangement Notes" mean the notes issued by the Grantor or any of its Partners or preceding entities that became due to the Grantee in the course of the Arrangement, as refinanced from time to time and as described in Schedule "A" hereto, and such other notes or indebtedness as are described from time to time in Schedule "A" as amended by agreement between the parties;

"Asset Value" in respect of any Property or the Properties at any time means the present worth (using the Discount Rate) of the estimated pre-tax net cash flow from such Property or the Properties of the Proved Reserves and 50% of the Probable Reserves shown on the most recent independent engineering report relating to such Property or the Properties;

"Birchill Notes" means notes in the amount of $170,101,624 issued by SEL to SEIF, which is the amount of the debt incurred by SEL in the course of its acquisition of Birchill Resources Ltd., as refinanced from time to time and as described in Schedule "A" hereto and as reduced (directly or indirectly) by the Royalty Sale Price paid pursuant hereto, and such other notes or indebtedness as are described from time to time in Schedule "A" as amended by agreement between the parties;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday in Alberta;

"Canadian resource property" shall have the meaning attributable to such term in the Tax Act,

"Capital Costs" means:

(a) drilling costs, completion costs and equipping costs of wells; and

(b) all other costs relating to the Properties which are "capital costs" under GAAP;

but does not include Future Acquisition Costs;

"Commodity Price Swaps" means swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate fluctuations in prices or commodities which affect Production Costs or revenues attributable to the Properties;

"Credit Facilities" means the Birchill Notes and credit facilities of the Grantor existing as of the date hereof, and those made available to the Grantor, from time to time hereafter, to fund the payment of or to refinance the payment of Production Costs, Future Acquisition Costs and other

requirements of the Grantor, and all amendments thereto, substitutions therefor and replacements thereof;

"Crown" means Her Majesty the Queen in Right of Canada or a Province thereof;

"Crown Royalties" means any amount paid or payable to or received or receivable by the Crown by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute as a royalty, tax (other than municipal or school tax), lease rental or bonus or in lieu thereof that may be reasonably regarded as being in relation to P&NG Rights or the production of Petroleum Substances;

"Currency Exchange Swaps" means swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate fluctuations in rates of exchange of one currency for another which affect Production Costs or revenues attributable to the Properties;

"Debt Service Charges" means, in respect of a Period:

(a) all interest, penalties, fees, indemnities, legal costs, and other costs, expenses and disbursements pursuant to the Credit Facilities and which, in each case, accrue during such Period;

(b) all amounts payable during such Period on account of principal pursuant to the Credit Facilities including, without limitation, scheduled, prepaid (voluntary or mandatory) and accelerated principal and (subject to the provisos below) any amounts required to be paid on account of banker's acceptances and letters of credit (other than fees described in (a) above);

(c) plus (if there is a net loss) or minus (if there is a net profit) the net profit or loss from Interest Rate Swaps which accrues during such Period;

provided that the difference between the face amount of a banker's acceptance which is issued and accepted pursuant to the Credit Facilities and its discount proceeds (such difference being the "imputed interest") shall be treated as interest accruing at the times that it is considered to accrue in accordance with GAAP and provided that when the Grantor becomes liable under the Credit Facilities to pay the full amount of a banker's acceptance, the face amount less the amount of imputed interest for such banker's acceptance shall be included in the Debt Service Charges;

"Deductible Production Costs" means, in respect of a Period and without duplication:

(a) Production Costs for that Period; plus

(b) Deductible Production Costs which are carried forward to such Period pursuant to Section 3.4;

less

(c) Production Costs paid from advances made pursuant to the Credit Facilities; and

(d) payments made in that Period by the Grantor in respect of Production Costs from Other Revenues and Grantor Disposition Proceeds pursuant to subsection 2.3(c);

"Deferred Purchase Payment" means any payment in addition to the payment of the Initial Purchase Payment required to be made by the Royalty Owner to the Grantor pursuant to Section 2.2 as additional consideration for the Royalty;

"Discount Rate" on any particular day shall be the lesser of:

(a) twice the yield on ten year Government of Canada Bonds on the fifth Business Day preceding the particular date, rounded down to the nearest whole percentage point;

(b) the yield on ten year Government of Canada Bonds on the fifth Business Day preceding the particular date plus 8%, rounded down to the nearest whole percentage point; or

(c) 15%;

"Farmout" means an agreement whereby a Person at arm's length to the Grantor and the Royalty Owner agrees to pay for the drilling of one or more wells on one or more of the Properties in order to earn an interest therein with the Grantor retaining a royalty or residual interest in such Properties;

"Future Acquisition Costs" means amounts paid by or on behalf of the Grantor in respect of the costs of acquiring interests in Additional Properties (including purchase price, adjustments, broker's fees and commissions, professional and consulting fees and disbursements);

"GAAP" means, as of any time, generally accepted accounting principles in Canada as at such time;

"General and Administrative Costs" means the amount in aggregate representing all expenditures and costs incurred in the management and administration of the Grantor and the Royalty Owner including, without limitation:

(a) all reasonable costs and expenses relating to the Grantor and the Royalty Owner and paid directly to Third Parties by or on behalf of the Grantor or the Royalty Owner or their Affiliates, including, without limitation, Trustee's fees; and

(b) all reasonable costs and expenses incurred by the Grantor specifically for the Royalty Owner including, without limitation, auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries and all of those costs and expenses incurred by the Grantor in discharging its obligations to the Royalty Owner and Trustee;

"Grantor" means Shiningbank Energy Ltd., a corporation incorporated under the laws of Alberta with office in Calgary, Alberta, as Managing Partner for and on behalf of Shiningbank Energy Partnership, a general partnership formed under the laws of Alberta;

"Grantor Disposition Proceeds" means:

(a) 1% of the proceeds of assignment, sale or other disposition of the Properties or any portion thereof (excluding proceeds in respect of Tangibles and Miscellaneous Interests directly related thereto); plus the portion of the remaining 99% of such proceeds which are utilized to repay borrowings of the Grantor; and

(b) 100% of the proceeds of assignment, sale or other disposition of Tangibles and Miscellaneous Interests directly related to the Properties assigned, sold or otherwise disposed of;

"Grantor's Share" means the share (determined as if the Royalty had not been granted) which is attributable to the Properties, for which the Grantor is responsible or to which the Grantor is entitled;

"Grantor's Share of Production" means the Grantor's Share of the production of Petroleum Substances from the Royalty Lands and lands pooled or unitized therewith;

"Initial Properties" means those P&NG Rights, Tangibles and Miscellaneous Interests in which the Grantor has an interest (whether contingent or absolute, legal or beneficial, present or future, vested or not) as of the Amalgamation Date including, without limitation, the P&NG Rights, Tangibles and Miscellaneous Interests;

"Initial Purchase Payment" means the payment by the Royalty Owner of the Royalty Sale Price;

"Interest Rate Swaps" means interest rate swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate exposure to fluctuations in interest rates applicable to the Credit Facilities or which otherwise affect Production Costs;

"***In Specie*** **Distribution**" means a distribution pursuant to Section 3.13 of the Trust Indenture;

"Leases" means collectively the leases, reservations, permits, licenses, certificates of title or other documents of title (including all renewals and extensions of such documents and all documents issued in substitution therefor) by virtue of which the holder thereof is entitled to drill for, win, own, remove and/or receive proceeds from the sale or disposition of Petroleum Substances within, upon or under all or any part of the Royalty Lands or lands pooled or unitized therewith;

"Lender" means:

(a) the lender or lenders (if there is more than one) that make the Credit Facilities available to the Grantor or other pertinent parties and includes any agent acting on their behalf; and

(b) the Person or Persons with whom the Grantor makes Swap Arrangements;

"Miscellaneous Interests" means all interests, property, rights and assets of the Grantor, whether contingent or absolute, legal or beneficial, present or future, vested or not (and not being P&NG Rights, Tangibles, seismic or geophysical data), which pertain to the P&NG Rights or Tangibles or are described below in this definition, including without limitation, the interests of the Grantor in any of the following property, rights and assets:

(a) contracts, agreements and documents (including Title and Operating Documents) relating to any of such P&NG Rights or Tangibles or any rights in relation thereto;

(b) Surface Rights which are used or held for use in connection with any of such P&NG Rights or Tangibles;

(c) permits, licences, authorizations and deposits relating to any of such P&NG Rights or Tangibles, including in respect of facilities, wells and pipelines, the export, removal, transportation, purchase or sale of Petroleum Substances;

(d) the wells;

(e) all extensions, renewals, replacements or amendments of the foregoing items described in subparagraphs (a) to (d) of this definition;

(f) books, maps, records, documents, geological, engineering, data processing, well, plant and other reports, studies, data, information, tapes, disks, computer programs, papers or other records which relate to or are necessary or useful in connection with the Properties or any of the property or assets referred to in subparagraphs (a), (b), (c), (d) or (e) of this definition;

provided always that Miscellaneous Interests and Properties shall not include the well bores for wells located on the Royalty Lands which are dry and abandoned and for which a certificate of reclamation or certificate of restoration has been issued;

"Month" means a period commencing at 7:00 a.m. Calgary time on the first day of a calendar month and ending at 7:00 a.m. Calgary time on the first day of the following calendar month;

"Non-Deductible Crown Royalties" means Crown Royalties which are either:

(a) required to be included in taxable income pursuant to the Tax Act, or

(b) not permitted to be deducted in computing taxable income pursuant to the Tax Act;

"Other Revenues" means, in respect of a Period, ARC payable to the Grantor during the Period and the Grantor's Share of all revenues which accrue during such Period including, without limitation:

(a) fees and similar payments made by Third Parties for processing, transportation, gathering, refining or treatment of their Petroleum Substances in facilities comprised in the Tangibles;

(b) proceeds from the sale of Petroleum Substances purchased from Third Parties and processed in facilities comprised in the Tangibles;

(c) take or pay and similar payments made to the Grantor in lieu of a buyer taking delivery of all or a portion of the Grantor's Share of Production;

(d) proceeds from the sale of Tangibles and Miscellaneous Interests (except when sold in connection with P&NG Rights);

(e) insurance proceeds, including business interruption insurance, property damage insurance and third party liability insurance proceeds;

(f) the net profit or loss (which shall be a negative amount for purposes of computing the Other Revenues if there is a net loss) from Currency Exchange Swaps which settled during the Period;

(g) incentives, rebates and credits in respect of Production Costs payable to the Grantor during the Period; and

(h) proceeds from the sale or licensing of seismic and similar data;

but not including Production Revenues and proceeds from the sale of P&NG Rights and any related Tangibles and Miscellaneous Interests;

"P&NG Rights" means all of the right, title, estate and interest of the Grantor (whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an interest in land) that are Canadian resource properties in or to:

(a) rights to explore for, drill for, produce, take, save or market Petroleum Substances;

(b) rights to a share of the production of Petroleum Substances;

(c) rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances, other than rights under agreements for the sale of Petroleum Substances;

(d) interests in and to and in respect of the Leases and the Royalty Lands held by the Grantor as of the Amalgamation Date subject to the burdens, liens and encumbrances existing as of the Amalgamation Date;

(e) the interests in and to and in respect of the Leases and the Royalty Lands hereafter acquired by the Grantor subject to the burdens, liens and encumbrances existing at the time of such acquisition;

(f) rights to acquire any of the rights described in subparagraphs (a) to (e) of this definition; and

(g) interests in any rights described in subparagraphs (a) to (f) of this definition;

including, without limitation, all interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests; fractional or undivided interests in any of the foregoing; and all freehold, leasehold or other interests in any lands, but not including, Tangibles or Miscellaneous Interests;

"Party" means the Royalty Owner or the Grantor;

"Period" means Month provided that from time to time the Grantor may give notice that Period shall mean either Month or Quarter, as the case may be, effective at the end of the Quarter within which such notice is given in each case, and thereafter Period shall mean whatever is specified by such notice, provided that the first Period shall be deemed to commence on the Amalgamation Date and end at 7:00 a.m. Calgary time on the first day of April, 2004;

"Permitted Investments" means:

(a) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of any Canadian chartered bank or other financial institution the short-term debt or deposits of which have been rated at least Al or the equivalent thereof by Standard & Pools Ratings Group or at least Pl or the equivalent thereof by Moody's Investor Service, Inc. or which have been rated at least Al by CBRS Inc. and Rl by Dominion Bond Rating Service Limited; and

(c) commercial paper rated at least Al or the equivalent by CBRS Inc. and Rl (high) by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"Person" shall be interpreted broadly and shall include any individual, partnership, joint venture, body corporate, association, trust, unincorporated organization, government or other entity;

"Petroleum Substances" means petroleum, crude bitumen, oil sands, natural gas, coal bed methane, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur;

"Probable Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions provided that the Probable Reserves to be obtained by the application of enhanced recovery processes shall be the increased recovery over and above that included in Proved Reserves which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future;

"Proceeds Account" means the interest bearing account maintained by the Grantor in trust for the Royalty Owner with a Canadian chartered bank pursuant to Section 8.3;

"Production Costs" means, in respect of a Period and without duplication, the following items:

(a) Debt Service Charges;

(b) the Grantor's Share of all costs and expenses (including, both operating costs and Capital Costs) in respect of the Properties and the Title and Operating Documents incurred in such Period, including, without limitation:

(i) costs and expenses for lifting or otherwise recovering Grantor's Share of Production (including, without limitation, costs and expenses of waterflood, miscible flood and other secondary and tertiary recovery operations);

(ii) costs and expenses for extracting and processing Grantor's Share of Production (including without limitation costs and expenses of compressing, dehydrating, separating and treating Grantor's Share of Production);

(iii) royalty and other amounts pursuant to the Leases (other than Non-Deductible Crown Royalties);

(iv) costs and expenses for storing or stockpiling Grantor's Share of Production;

(v) costs and expenses for gathering and transporting (whether by pipelines, trucking or otherwise) Grantor's Share of Production to the point of sale;

(vi) costs and expenses for marketing Grantor's Share of Production;

(vii) drilling costs, completion costs, equipping costs and operating costs of wells;

(viii) costs and expenses of obtaining, processing, reprocessing and interpreting of seismic, geological and other data;

(ix) insurance premiums and similar items and property, municipal, production, *ad valorem,* mineral and other taxes and assessments in

respect of the Royalty Lands or operations thereon, or the Tangibles or the operation thereof or the production therefrom;

(x) costs and expenses for the purpose of generating Other Revenues;

(xi) costs, expenses and other amounts in respect of Third Party claims arising in connection with the Properties including, without limitation, claims and adjustments arising out of the acquisition, sale or disposition of the Properties;

(xii) costs and expenses for clean-up and remediation of spills of hazardous substances and other environmental damage and costs and expenses paid for land reclamation obligations associated with the Properties;

(xiii) costs and expenses including payments to a sinking fund for abandonment of wells and decommissioning of Tangibles;

(xiv) costs and expenses of acquiring Tangibles and Miscellaneous Interests (except when acquired together with P&NG Rights) and costs and expenses of maintaining, operating, repairing and replacing Tangibles and Miscellaneous Interests (including, without limitation, Surface Rights);

(xv) all other costs and expenses (including both operating costs and Capital Costs) pursuant to the Leases or the Title and Operating Documents; and

(xvi) cash calls paid for any of the costs and expenses enumerated items (i) through (xv) above, inclusive;

(c) current income taxes, capital taxes and other direct taxes of the Grantor which accrue during such Period;

(d) the Grantor's general overhead and administrative expenses for the Period, including without limitation the General and Administrative Costs payable in such Period; and

(e) all costs and expenses not listed above related to the Properties which are incurred during such Period;

provided, however, that items (b) through (e) shall not include: (v) Future Acquisition Costs, (w) depreciation or deferred taxes, (x) losses from Commodity Price Swaps or (y) Non-Deductible Crown Royalties;

"Production Revenues" means, in respect of a Period, the gross proceeds from the sale of the Grantor's Share of Production which accrue during such Period (including, without limitation, the share reserved to the Crown) after taking into account the credit or set off for take or pay payments plus income from royalties, net profits interests and other similar interests plus the net profit or loss (which shall be a negative amount for this purpose) from Commodity Price Swaps; provided, however, that Production Revenues shall not include, (x) proceeds of the Grantor in

connection with the disposition of any P&NG Rights and any related Tangibles and Miscellaneous Interests, (y) ARC receivable by the Grantor during such Period or (z) any revenues that are not derived from Canadian resource properties;

"Properties" means the Initial Properties and the Additional Properties;

"Proved Reserves" means reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir;

"Quarter" means the period from 7:00 a.m. Calgary time on the Amalgamation Date to 7:00 a.m. on July 1, 2004 and any period of three consecutive Months thereafter which commences on the first day of January, April, July or October;

"Regulations" means all statutes, laws, rules, orders and regulations in effect from time to time and made by governments or governmental boards or agencies having jurisdiction over the Properties;

"Royalty" means the entitlement granted herein to receive the Royalty Income subject to the terms described herein;

"Royalty Disposition Proceeds" means 99% of the proceeds of assignment, sale or other disposition of the Properties, or any portion thereof (excluding proceeds in respect of Tangibles and Miscellaneous Interests directly related thereto) to the extent not utilized to repay borrowings of the Grantor;

"Royalty Income" means in respect of a Period the amount by which 99% of Production Revenue for such Period exceeds 99% of the Deductible Production Costs for such Period;

"Royalty Lands" means the lands to which the P&NG Rights relate;

"Royalty Owner" means Shiningbank Energy Income Fund, a trust formed in accordance with the laws of Alberta pursuant to the Trust Indenture or such other owner or owners of the Royalty;

"Royalty Owner Working Capital Amount" means at any particular time the amount of the Royalty Owner's available working capital at such time including, without limitation, the proceeds received by the Royalty Owner from the issue of any Trust Units after the Amalgamation Date and the funds deposited in the Proceeds Account;

"Royalty Sale Price" means the sum of $10.00 paid by the Royalty Owner to the Grantor pursuant hereto, the receipt and sufficiency of which is hereby acknowledged, and such additional amount as is paid by the Royalty Owner to the Grantor by transfer of a portion of the Birchill Notes, provided that if any revenue authority with jurisdiction to do so assesses or reassesses the Grantor or the Royalty Owner to income tax or any other tax, levy or charge or

proposes such an assessment or reassessment on the basis that the fair market value of the Royalty does not equal the Royalty Sale Price, the following adjustments shall be made:

(a) for the purposes of the adjustments hereunder the fair market value of the Royalty shall be deemed to be:

(i) subject to paragraph (a)(iii), the fair market value of the Royalty as determined by the authority making or proposing such an assessment or reassessment, provided that the parties agree that such determination is accurate;

(ii) subject to paragraph (a)(iii), where the parties do not agree that the authority's determination is accurate, the fair market value of the Royalty as determined by a qualified person whom the Grantor shall appoint to make that determination forthwith following the making or proposing of such an assessment or reassessment; or

(iii) where any such assessment or reassessment is the subject of an appeal to a court of competent jurisdiction, the fair market value of the Royalty as determined by that court;

(b) if the fair market value determined pursuant to paragraph (a) is less than the Royalty Sale Price as previously determined, the Grantor shall pay to the Royalty Owner the amount of such deficiency plus interest at the rate prescribed pursuant to the Income Tax Act (Canada) from time to time with respect to employee benefits and other amounts and calculated from the Amalgamation Date to the time of payment, such payment to be made by certified cheque, bank draft or solicitor's trust cheque as soon as reasonably possible but in any event no later than 90 days following such determination of fair market value; and

(c) if the fair market value determined pursuant to paragraph (a) is more than the Royalty Purchase Price as previously determined, the Royalty Owner shall pay to the Grantor the amount of such deficiency plus interest at the rate prescribed pursuant to the Income Tax Act (Canada) from time to time with respect to employee benefits and calculated from the Amalgamation Date to the time of payment, such payment to be made by certified cheque, bank draft or solicitors trust cheque as soon as reasonably possible but in any event no later than 90 days following such determination of fair market value;

"Royalty Payment" means in respect of a Period, the payment for such Period to which the Royalty Owner is entitled pursuant to subsection 2.1(b);

"SEL" means Shiningbank Energy Ltd., a corporation incorporated under the Business Corporations Act (Alberta);

"Special Resolution" means a resolution passed by a majority of not less than 66⅔% of the votes cast, either in person or by proxy, at a meeting of Unitholders (at which a quorum is present consisting of at least two Persons representing at least 10% of the votes attaching to all

units held by Unitholders entitled to vote on such resolution), called for the purpose of approving such resolution, or approved in writing by not less than 66⅔% of the Unitholders entitled to vote on such resolution;

"Subsidiary" and **"Subsidiaries"** have the meaning set out in subsection 2.2(b);

"Surface Rights" means rights (whether fee simple or pursuant to orders, licences, leases, easements, rights-of-way or otherwise) of the Grantor to enter upon, use or occupy the surface of:

(a) any Royalty Lands or lands pooled or unitized therewith;

(b) the lands on which any of the Tangibles is located; and

(c) any lands required to gain access to the foregoing lands;

"Swap Arrangements" means Commodity Price Swaps, Currency Exchange Swaps and Interest Rate Swaps;

"Tangibles" means:

(a) the interests of the Grantor in and to all tangible property, apparatus, plant, equipment, machinery and facilities used or held for use for purposes of producing Petroleum Substances or for storing, measuring, compressing, treating, processing or collecting Petroleum Substances.

(b) all right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, held by the Grantor in connection with the P&NG Rights in and to any tangible property, apparatus, plant, equipment, machinery and facilities, fixed or non-fixed, real or personal, used or capable of use in exploiting any Petroleum Substances (whether the P&NG Rights to which such Petroleum Substances are attributable are owned by the Grantor or by others or both), including:

(i) systems, plants and facilities used or useful in producing, gathering, compressing, dehydrating, scrubbing, processing, treating, separating, collecting, refrigerating, refining, measuring, storing, transporting or shipping Petroleum Substances;

(ii) tangible property and assets used or intended for use in exploring for, producing, storing, injecting or removing Petroleum Substances; and

(iii) all extensions, additions and accretions to any item described in subparagraphs (i) or (ii) of this definition;

excluding the lands on which any system, plant or facility, property or asset described in subparagraphs (a) or (b) of this definition is located, but including all producing, shut-in, injection, disposal and other wells, casing, tubing, wellheads,

buildings, plants, erections, production equipment, improvements, flowlines, pipelines, pipeline connections, extraction facilities, meters, generators, motors, compressors, separators, gas treating and processing equipment, dehydrators, scrubbers, pumps, refineries, pump jacks, tanks, boilers, communications equipment, enhanced recovery systems and other machinery, apparatus and equipment;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1952 c.148 and the regulations thereunder, as amended;

"Third Party" means any Person other than the Grantor and the Royalty Owner;

"Title and Operating Documents" means, in respect of the Properties, all of the agreements, contracts, instruments and other documents (including Leases, reservations, permits, licences of all sorts, exploration agreements, operating agreements, unit agreements, pooling agreements, assignments, trust declarations and other agreements to recognize the interests of the Grantor, participation agreements, farm-in and farm-out agreements, royalty agreements, purchase agreements and transfers; gas, oil, condensate and other production sale contracts; gathering, common stream, transportation and processing agreements; and agreements for the construction, ownership and/or operation of Tangibles) by virtue of which such P&NG Rights or Tangibles were acquired or constructed or are held by the Grantor or pursuant to which the construction, ownership, operation, exploration, exploitation, development, production, transportation or marketing of such P&NG Rights, Tangibles or Petroleum Substances are subject or which grant rights which are or may be used by the Grantor in connection therewith; and the rights and benefits (except for P&NG Rights) granted under or created by such documents;

"Trust Indenture" means a trust indenture dated May 16, 1996, as amended among the Trustee, Shiningbank Energy Management Inc., Richardson Greenshields of Canada Limited and Montreal Trust Company of Canada;

"Trust Unit" means a fractional undivided interest in the Royalty Fund, which represents an undivided beneficial interest in any distributions from the Royalty Fund and in the net assets of the Royalty Fund in the event of termination or winding-up of the Royalty Fund;

"Trustee" means Computershare Trust Company of Canada in its capacity as trustee for and on behalf of the Royalty Fund; and

"Unitholders" means holders, from time to time, of Trust Units.

1.2 Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 References

The table of contents and headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. A reference herein to an Article,

Section or subsection without further reference shall be a reference to an Article, Section or subsection of this Agreement.

1.4 Choice of Law

This Agreement shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

1.5 Attornment

Any legal action or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta and the courts of appeal therefrom. Each Party hereby attorns to and accepts for itself and in respect of its assets generally, irrevocably and unconditionally, the exclusive jurisdiction of such courts.

1.6 Monetary Sums

All references herein to dollar amounts or sums of money are to lawful funds of Canada.

1.7 *In Specie* Distribution

In the event of an *in specie* distribution of an interest in the Royalty pursuant to the rights of retraction in the Trust Indenture, as amended, there shall be no further acquisition of properties under this Agreement.

1.8 Canadian resource property

It is the intent of the parties hereto that the Royalty be a Canadian resource property as that term is defined herein. Accordingly, if the operation of any provision herein would render the Royalty something other than a Canadian resource property, such provision shall be modified to the minimum extent possible to cause the Royalty to be a Canadian resource property while changing the economics of the relationship hereby created as little as is reasonably possible.

ARTICLE 2
ROYALTY

2.1 Royalty Grant

(a) Subject to the terms and conditions hereof, the Grantor hereby grants, transfers, assigns and conveys the Royalty to the Royalty Owner.

(b) Subject to the terms and conditions hereof, the Royalty Owner, as the owner of the Royalty, shall be entitled to a payment from the Grantor with respect to each Period equal to the Royalty Income and the Grantor hereby covenants and agrees to make such payment.

(c) Upon written invoice from time to time with respect to a specified period, the Royalty Owner shall reimburse to the Grantor the portion specified by the Gantor of all Non-Deductible Crown Royalties payable by the Grantor in respect of the Properties or the production of Petroleum Substances therefrom with respect to such period, which shall not be more than ninety-nine percent (99%) of all such Non-Deductible Crown Royalties payable by the Grantor in respect of such period. The Grantor shall be entitled to set off such reimbursable amounts against any payment required hereunder.

(d) Subject to Section 6.6, the Grantor may acquire Additional Properties. Upon the acquisition of Additional Properties by the Grantor, such Additional Properties shall also automatically be subject to the Royalty, subject, to the extent applicable, to the security described in subsection 9.2(b).

2.2 Payment for Royalty Grant

(a) The Royalty Owner shall pay to the Grantor as consideration for the granting and transferring of the Royalty:

(i) the Initial Purchase Payment; and

(ii) the Deferred Purchase Payments.

(b) If the Grantor acquires any Additional Properties, whether by way of a purchase of Additional Properties or the acquisition of the shares of a corporation or an interest in a partnership, trust or other entity (such corporations, partnerships, trusts and other entities being hereinafter referred to as a "Subsidiary" or "Subsidiaries") that owns Additional Properties and the subsequent winding-up, liquidation or similar combination (a "Combination") of such Subsidiary with the Grantor, the Royalty Owner shall make a Deferred Purchase Payment to the Grantor in an amount equal to 99% of the amount of the purchase price (including adjustments) for such Additional Properties that is allocated to Canadian resource property, to the extent that such purchase price is not financed with indebtedness incurred or assumed by the Grantor, provided that in the event of an acquisition of Additional Properties by way of acquisition of a Subsidiary and its subsequent Combination with the Grantor for purposes of determining the amount of the Deferred Purchase Payment respecting such Additional Property:

(i) the purchase price for such Additional Property shall be deemed to include the purchase price paid for the securities of such Subsidiary and the indebtedness of such Subsidiary that is not discharged prior to such acquisition; and

(ii) the purchase price for such Additional Property shall be allocated among the assets of such Subsidiary in accordance with their fair market value and the indebtedness of such Subsidiary and any indebtedness incurred to acquire such Subsidiary or assumed as a result of such acquisition (including for greater certainty all indebtedness of such Subsidiary that is

not discharged prior to such acquisition) shall be deemed to be indebtedness incurred or assumed by the Grantor in that regard, and such indebtedness shall be first allocated to any Canadian resource property that is included in such Additional Property up to the fair market value of such Canadian resource property, and the remaining indebtedness, if any, shall be allocated among the other components of such Additional Property pro rata in accordance with their respective fair market values.

(c) If the Grantor designates any Capital Costs on or before the date on which the same are incurred, the Royalty Owner shall make a Deferred Purchase Payment to the Grantor in an amount equal to 99% of the amount of such designated Capital Costs incurred by the Grantor to the extent that such Capital Costs are not financed with indebtedness incurred or assumed by the Grantor.

(d) If at any time while the Royalty Owner has an obligation to make a Deferred Purchase Payment to the Grantor, the Grantor is indebted to the Royalty Owner, the Deferred Purchase Payment shall be set off against such indebtedness.

2.3 Use of Other Revenues and Grantor Disposition Proceeds

The Grantor shall not pay or be required to pay to the Royalty Owner the Other Revenues or the Grantor Disposition Proceeds. The Royalty Owner shall have no interest of any kind whatsoever in the Other Revenues or the Grantor Disposition Proceeds, provided however, after the Amalgamation Date and as soon as reasonably practicable after receipt thereof by the Grantor, the Grantor shall use the Other Revenues and such portion of the Grantor Disposition Proceeds not utilized to repay borrowings of the Grantor for any of the following purposes:

(a) purchase of Permitted Investments;

(b) payment of Future Acquisition Costs;

(c) general corporate purposes of the Grantor; and

(d) payment of or provision for Production Costs (which would otherwise be deducted in determining Deductible Production Costs);

provided that the Grantor shall not use the Other Revenues for the payment of or provision for Production Costs unless the grantor is of the opinion that such payment shall not have any adverse tax consequences for the Grantor or the Royalty Owner.

2.4 No Right to Take In Kind

The Royalty Owner shall not have the right:

(a) to take in kind all or any portion of the Grantor's Share of Production for a Period; or

(b) to separately sell or market all or any portion of the Grantor's Share of Production for a Period.

2.5 No Share of Production

The Royalty Owner shall not own or have any rights to any of the Grantor's Share of Production.

2.6 Petroleum Substances Used in Operations

The Royalty shall not apply to Petroleum Substances lost or consumed in operations.

2.7 Not an Interest in Land

The Royalty:

(a) is not a covenant attached to or running with the Royalty Lands;

(b) is not an interest in land;

(c) is not an interest in real property; and

(d) does not attach to or form part of the Leases.

ARTICLE 3
PAYMENTS AND STATEMENTS

3.1 Payments

(a) As soon as is reasonably practicable following the end of a Period the Grantor shall pay the Royalty Payment for such Period to the Royalty Owner.

(b) To the extent that Royalty Disposition Proceeds create a credit balance in the Grantor's cumulative Canadian oil and gas property expense account (as defined under the Tax Act) as at the end of any calendar year, the Grantor shall remit to the Royalty Owner on or before the tenth day of the following January, an amount from the Proceeds Account equal to such credit balance so as to permit the distribution thereof.

(c) Royalty Disposition Proceeds shall be paid by the Grantor to the Royalty Owner in accordance with any required approval obtained from the Unitholders or the board of directors of the Grantor to an assignment, sale, exchange or other disposition of Properties and in any event, any Royalty Disposition Proceeds which are not used to purchase Additional Properties within one year from the date the same are deposited in the Proceeds Account shall be forthwith paid by the Grantor to the Royalty Owner.

(d) On the fifteenth day of the Month following the end of a Period or the next following Business Day, if such day is not a Business Day, interest income

accrued on the Proceeds Account during such Period shall be paid by the Grantor to the Royalty Owner.

(e) Where there are amounts owing by a Royalty Owner as a result of the provisions of this Agreement, any payments pursuant to this Article may be offset against such amounts owing

(f) The Grantor shall satisfy, perform and discharge all obligations and responsibilities under the *Income Tax Act* (Canada) or any similar provincial legislation, including withholding any taxes required to be withheld from such payments.

3.2 Statements

(a) Each Royalty Payment in respect of a Quarter, and each Royalty Payment in respect of the last Month in a Quarter, shall be accompanied by a statement setting forth:

(i) the amount of the Royalty Payment for such Quarter;

(ii) all calculations used in determining the Royalty Payment for such Quarter;

(iii) the Grantor's Share of Production (itemized by product) sold during such Quarter;

(iv) the Non-Deductible Crown Royalties for such Quarter;

(v) the Production Revenues for such Quarter;

(vi) the Other Revenues for such Quarter;

(vii) an itemized list of the Production Costs and Deductible Production Costs for such Quarter;

(viii) the Properties surrendered, farmed out, disposed of or acquired in such Quarter;

(ix) wells drilled, cased, or abandoned in such Quarter; and

(x) the amount of the Proceeds Account and Royalty Owner Working Capital Account as at the end of such Quarter and the amount of the Deferred Purchase Payments, if any, made in such Quarter.

3.3 Overpayments

If the payment made by the Grantor on account of the Royalty for a Period is greater than the actual amount of the Royalty Payment for such Period, the Grantor shall be entitled to recover the overpayment by set off against Royalty Payments for subsequent Periods.

3.4 Carry Forward of Deductible Production Costs

If the Deductible Production Costs for a Period exceed the Production Revenues for such Period, there shall be no Royalty Payment for such Period and the amount of the excess shall be carried forward and treated as Deductible Production Costs for the following Period and, if required, subsequent Periods.

3.5 Collection of Production Revenues and Other Revenues

The Grantor shall use all commercially reasonable efforts to obtain the payment of Production Revenues and Other Revenues but shall not have any liability to the Royalty Owner to the extent that it fails to collect them, notwithstanding such commercially reasonable efforts to do so.

ARTICLE 4
INSURANCE

4.1 Maintenance of Insurance

The Grantor shall obtain and maintain such property damage and third party liability insurance with respect to the Properties with reputable insurers in such amounts and covering such risks as it reasonably determines to be appropriate, having regard to the insurance maintained by the operators pursuant to the Title and Operating Documents.

ARTICLE 5
BOOKS AND RECORDS

5.1 Examination

During the term hereof and for a period of two years thereafter the Grantor shall maintain in Calgary, Alberta complete books and records pertaining to (i) the Royalty, (ii) Petroleum Substances attributable to the Royalty Lands consumed or sold by the Grantor, and (iii) all calculations made by the Grantor to determine the amount of payments on account of the Royalty. The Royalty Owner shall have the right at all reasonable times during business hours to inspect such books and records to the extent reasonably necessary in order to verify the amount paid or payable hereunder in respect of the Royalty.

5.2 Audit

Upon notice to the Grantor, the Royalty Owner shall have the right to audit the books and records referred to in Section 5.1 within the 24 month period next following the end of the calendar year to which they relate. The costs of any such audit shall be borne by the Royalty Owner. Any claims of discrepancies disclosed by such audit shall be made in writing to the Grantor within two months of the completion of such audit. The Grantor shall respond to any claims within six months of receipt of such claims. If the Grantor is unable to respond to the claims during the six month period, one extension of three months may be allowed if requested in writing by the Grantor within such six month period. If the Grantor disagrees with such claim or discrepancy and such matter cannot be settled, then the matter shall be referred to arbitration in accordance with the *Arbitration Act* (Alberta) as amended. In the event that the Grantor

agrees with the claim or discrepancy or the claim or discrepancy is upheld, in whole or in part, by arbitration, the Grantor shall forthwith rectify same and where such rectification includes payment of sums, promptly credit such sums to the Production Revenues, Other Revenues, Grantor Disposition Proceeds or otherwise as appropriate.

5.3 Confidentiality

The Royalty Owner shall keep all information provided to it pursuant to this Agreement (including, without limitation, information made available to it in connection with the audits, examinations and inspections conducted by it pursuant to the foregoing provisions of this Article 5) strictly confidential, except for information which it is required by law to be disclosed or becomes publicly available through no act or omission of the Royalty Owner or which becomes available to the Royalty Owner from a source other than the Grantor, without confidentiality restrictions.

ARTICLE 6
OPERATIONS

6.1 Generally

Having regard to and subject to the provisions of the Title and Operating Documents and the Grantor's rights and obligations thereunder, the Grantor shall use all reasonable efforts so that:

(a) operations on the Royalty Lands and lands pooled or unitized therewith for the recovery of Petroleum Substances and the operation of the Tangibles are conducted in compliance with all applicable Regulations and in accordance with good oil and gas field practices;

(b) all duties and obligations of the Grantor under the Title and Operating Documents are diligently and promptly performed and all amounts payable as rental, royalty or similar charges from time to time due in respect of the Properties or in accordance with applicable laws are paid and all other actions as may be reasonably necessary to maintain the Title and Operating Documents in good standing at all times are taken, subject to the terms and provisions hereof; and

(c) all Surface Rights needed for the proper operation of the Royalty Lands and the Tangibles are acquired and maintained in good standing and all taxes, rates, assessments and other amounts from time to time payable in respect of the Royalty Lands and the Tangibles are promptly paid.

(d) the Grantor:

(i) shall pay or cause to be paid, as they become due and payable, Grantor's Share of all accounts of contractors and claims for wages or salaries for services rendered or performed for the Grantor and for materials supplied to the Grantor;

(ii) shall keep the Royalty Lands free from liens and encumbrances resulting from the failure to pay the costs described in subsection 6.1(d)(i) above, unless and to the extent there is a *bona fide* dispute with respect thereto; and

(iii) shall not permit any dues or claims from any Workers' Compensation Board or similar authority established under any Regulations to become in arrears with respect to Grantor's employees.

6.2 No Obligation to Develop

Nothing contained in this Agreement shall impose any obligation, expressed or implied, on the Grantor to explore or develop the Royalty Lands.

6.3 Compliance with and Maintenance of Title and Operating Documents

The Grantor covenants to and in favour of the Royalty Owner that, except as provided in Article 7, the Grantor shall:

(a) observe and perform all of its duties and obligations under the Title and Operating Documents; and

(b) not, without the written consent of the Royalty Owners owning greater than 50% of the Royalty which shall not be unreasonably withheld or delayed:

(i) agree to the amendment or termination of the Title and Operating Documents; or

(ii) waive or consent to a departure from the performance by any Person of any of such Person's obligations under the Title and Operating Documents;

which could have a material, adverse effect on the Royalty or the rights and obligations of the Royalty Owner in respect of the Royalty, provided, however, that acts or omissions by Persons (including operators) without specific authorization from the joint operators and acts or omissions approved by affirmative vote of the joint operators which the Grantor did not vote in favour of and which are binding upon the Grantor shall not constitute a breach of the foregoing provisions.

6.4 Rights and Obligations

Except as otherwise expressly provided for herein, as between the Royalty Owner and the Grantor, the Grantor shall have exclusive control and authority over the production, operation, exploration and development of the Royalty Lands and lands pooled or unitized therewith and the recovery of Petroleum Substances from the Royalty Lands and lands pooled or unitized therewith and the marketing thereof. As between the Royalty Owner and the Grantor, the Grantor shall make all decisions regarding drilling, completion, equipping, suspension and

abandonment of wells and the rates of production of Petroleum Substances therefrom. Subject to the other provisions of this Article 6, the Grantor shall undertake and implement such activities in such manner as it determines in its sole discretion. The Royalty Owner acknowledges that, as owner of the Royalty, it shall not be entitled to any interest in the Properties or the Title and Operating Documents and the Grantor acknowledges that the Royalty Owner, as owner of the Royalty, shall not be liable for any of the duties or obligations arising thereunder. The Grantor shall arrange for the sale of the Grantor's Share of Production on such terms and conditions as the Grantor (acting in good faith and in accordance with good oil and gas field practices) may determine.

6.5 Capital Costs

The Grantor may approve future Capital Costs or other obligations intended to maintain or improve production from the Properties. The Grantor shall not approve Capital Costs on exploration drilling without the approval of the Unitholders except where such drilling relates to the extension of an existing pool. The Grantor may finance Capital Costs by borrowings or by using Grantor's working capital. The Royalty Owner acknowledges that the non-approval of Capital Costs on exploration or development drilling may result in a production penalty or forfeiture under the Title and Operating Documents.

6.6 Borrowing

(a) Subject to subsection 6.6(b) below, the Grantor may borrow funds pursuant to the Credit Facilities or from the Royalty Owner or otherwise to finance the purchase of Additional Properties, for Capital Costs or for other financial obligations or encumbrances in respect of the Properties or for working capital purposes and grant security on the Properties in priority to the Royalty in accordance with subsection 9.2(b);

(b) The Grantor may not borrow funds under subsection 6.6(a) in circumstances where immediately after such proposed borrowing:

(i) the Grantor's total indebtedness pursuant to the Credit Facilities to parties other than the Trustee and the Grantor's Affiliates shall exceed 40% of the aggregate Asset Value of all Initial Properties and the Additional Properties owned by the Grantor and its Affiliates, including for greater certainty any Additional Properties to be acquired with the proceeds of such proposed borrowing; or

(ii) the projected Debt Service Charges for the next twelve Months exceed 30% of the projected Royalty Payments for the next twelve Months.

Notwithstanding the above limitations on borrowing:

(c) Any present or future liability or obligation of the Grantor to a financial institution in respect of a borrowing that contravenes subsection 6.6(b) including any obligation to repay a financial institution upon demand, shall not be affected, reduced or impaired by such contravention; and

(d) the priority, validity, effectiveness and enforceability of any mortgage, charge, security interest or other security whatsoever now or hereafter granted by the Grantor to any financial institution and which contravenes subsection 6.6(b) shall not be affected, prejudiced or impaired by such contravention.

6.7 Costs of Tangibles and Miscellaneous Interests

The cost of Tangibles and Miscellaneous Interests comprising any Additional Properties shall be paid by the Grantor utilizing its own working capital or funds borrowed by it for such purposes pursuant to the Credit Facilities or from the Royalty Owner or otherwise.

6.8 Site Restoration Costs

If an *In Specie* Distribution has occurred, the Grantor may, at its discretion, create a sinking fund to fund site restoration and other liabilities as a result of abandonment of wells.

ARTICLE 7
FARMOUTS, POOLING, UNITIZATION, SURRENDER, ABANDONMENT

7.1 Farmouts

The Grantor shall have full right, power and authority to Farmout (and subsequently assign any interest earned pursuant thereto) any of the P&NG Rights comprised in the Properties, from time to time, provided that, in the Grantor's sole discretion, the Farmout is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

7.2 Pooling and Unitization

The Grantor shall have full right, power and authority to pool or unitize any of the P&NG Rights comprised in the Properties, from time to time, with other P&NG rights provided that, in the Grantor's sole discretion, the pooling or unitization is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

7.3 Surrender

Subject to the Title and Operating Documents, the Grantor may surrender a Lease, in whole or in part, without the consent of the Royalty Owner, provided that in the reasonable opinion of the Grantor there are no wells located on the lands covered by the Lease capable of producing Petroleum Substances in paying quantities from the zones which the Grantor proposes to surrender. From and after any such surrender, this Agreement and the Royalty shall cease to apply to the Royalty Lands surrendered except as to matters which occurred prior to the surrender.

7.4 Abandonment and Reclamation

The Grantor shall have the full right, power and authority without the prior consent of the Royalty Owner to authorize the abandonment of any well comprised in the Properties and/or the reclamation of any of the Properties if:

(a) the Grantor determines in its sole discretion that such well is not capable of producing Petroleum Substances in paying quantities;

(b) the operator of such well or portion of the Properties recommends or elects to do so; or

(c) it is in accordance with the Regulations or any order of any government or agency.

ARTICLE 8
DISPOSITION OF PROPERTIES

8.1 Dispositions of Properties

Except as provided in Article 7 and Sections 8.2, 8.3 and 9.2, the Grantor shall not assign, sell or otherwise dispose of any interest in the Properties without first notifying the Royalty Owner of its intention to do so and obtaining the written consent of the Royalty Owner, which consent shall not be unreasonably withheld or delayed.

8.2 Release of Royalty

The Grantor may assign, sell, exchange or otherwise dispose of all or any portion of the Properties and the Royalty Owner irrevocably authorizes the Grantor to release the Royalty therefrom provided that the Grantor determines such assignment, sale, exchange or other disposition would be in the best interests of the Unitholders and that such assignment, sale, exchange or other disposition is in accordance with the following:

(a) an assignment, sale, exchange or other disposition of Properties for proceeds in excess of 5% of Asset Value must be approved by the board of directors of the Grantor. In connection with such approval, the board of directors of the Grantor shall determine whether the Royalty Disposition Proceeds in respect of such assignment sale or other disposition should be distributed to Unitholders or used to purchase Additional Properties; and

(b) all assignments, sales, exchanges or other dispositions of Properties in a calendar year having an aggregate Asset Value of greater than 25% of the Asset Value of all Properties must be approved by a Special Resolution of the Unitholders. In connection with such approval, the Unitholders shall determine whether the net proceeds of such assignments, sales, exchanges or other dispositions should be distributed to the Unitholders or used to purchase Additional Properties.

8.3 Proceeds of Disposition of Properties

(a) As consideration for the release of the Royalty as provided for in Section 8.2, the Grantor shall, forthwith upon the receipt of any Royalty Disposition Proceeds, deposit the same in an interest bearing account maintained by the Grantor in trust for the Royalty Fund with a Canadian chartered bank (the "Proceeds Account").

(b) Subject to the entitlement of the Royalty Owner to receive payments in respect of interest earned on the Proceeds Account and to receive distributions of principal from the Proceeds Account as specifically provided for in this Agreement, the Grantor shall hold and apply the funds deposited in the Proceeds Account towards the Royalty Owner's obligation to make Deferred Purchase Payments in accordance with the provisions in this Agreement.

ARTICLE 9
ASSIGNMENT

9.1 Consent to Assign; Assumption

Except as provided in Section 9.2, a Party shall not assign, sell, mortgage, pledge, charge or grant a security interest in, or otherwise dispose of any interest under this Agreement without first notifying the other Party of its intention to do so and obtaining the written consent of the other Party, which consent shall not be unreasonably withheld or delayed. Subject to subsections 9.2, no such assignment, sale or transfer shall be effective as against the other Party until the assignee, purchaser or transferee shall have executed and delivered a written undertaking, in favour of, and enforceable by, such other Party, agreeing to be bound by and to perform all of the terms and provisions of this Agreement applicable to the interest assigned, sold or disposed of.

9.2 Grant of Security

Notwithstanding Sections 8.1, 8.2 and 9.1:

(a) the Grantor, without the consent of the Royalty Owner, may:

(i) dispose of tools, machinery and equipment which is surplus to its needs;

(ii) dispose of Petroleum Substances in the ordinary course of business;

(b) the Grantor, without the consent of the Royalty Owner, may mortgage, pledge, charge or grant a security interest in the Initial Properties, the Additional Properties or this Agreement:

(i) to secure its obligations and liabilities under the Credit Facilities or under Swap Arrangements, which security may be granted in priority to the Royalty;

(ii) to secure its obligations and liabilities under any guarantee, contract of indemnity or contract of suretyship (in each case, a "Guarantee") in respect of any liabilities and obligations of any Person, including, without limitation, any Guarantee given in respect of any liabilities and obligations of SEL or any of its Affiliates or any other Person in which the Royalty Owner directly or indirectly holds an interest (whether shares, partnership interests, beneficial interests or otherwise), which security may be granted in priority to the Royalty; and

(iii) to finance the purchase of Additional Properties or for Capital Costs or other financial obligations or encumbrances in respect of the Initial Properties and/or the Additional Properties or for working capital purposes, and such security on the Initial Properties and/or the Additional Properties may be granted in priority to the Royalty to secure the borrowing of such funds,

and may enter into subordination and postponement agreements with the holders of the obligations owed under the Credit Facilities, the Swap Arrangements, any Guarantees and other financing or guarantee transactions confirming the subordination of the Royalty thereto.

(c) the Lender, any holder or beneficiary of any Guarantee or a receiver or receiver-manager of the Grantor or of all or part of its assets or any other enforcement agent may sell, mortgage or otherwise dispose of the Properties or the Grantor's interest under this Agreement, in whole or in part, without the approval of the Royalty Owner in the course of realization on security for the Grantor's liabilities and obligations under or in connection with the Credit Facilities or Swap Arrangements or any Guarantee and the Royalty may be released, terminated or foreclosed out in accordance with subsection 9.2(d); and

(d) if all or a portion of the Properties is to be sold, transferred or conveyed (a "Disposition") by a receiver or receiver-manager of the Grantor or any of its assets or a secured creditor of the Grantor in the course of enforcement of any security having priority over the Royalty (a "Disposing Person") and the Royalty in relation thereto is released, terminated or foreclosed, the portion of the proceeds of the Disposition, net of the cost of the Disposition, to which the Royalty Owner shall be entitled on account of the release, termination or foreclosure of the Royalty and the Royalty Owner's interest in this Agreement or portion thereof pursuant to the Disposition shall be the greater of the following:

(i) $10.00; and

(ii) 99% of the amount remaining (the "Remainder") after the proceeds of the Disposition, net of the cost of Disposition, have been applied to (A) Production Costs for the Month in which the Disposition occurs (determined as if such Month ended on the date that the Disposition occurred) and (B) the amount of all outstanding liabilities and obligations in respect of the Credit Facilities and Swap Arrangements and all outstanding Guarantees, to the extent (if any) not included in such Production Costs; provided that payment of the Remainder pro rata to the Royalty Owners shall only be made when payments by the Person to whom the Disposition is made are received and after the applications described in items (A) and (B) above have been made.

The balance of the net proceeds of a Disposition not allocated to the interest in the Royalty and the Royalty Owner's interest in this Agreement released pursuant

thereto shall be allocated to the interest in the Properties disposed of pursuant thereto.

ARTICLE 10
TERM OF AGREEMENT

10.1 Term

Subject to Article 9, this Agreement shall continue in full force and effect until there are no Properties to which the Royalty applies. Thereafter, this Agreement shall nevertheless remain in full force and effect:

(a) in respect of any accrued and unfulfilled obligations of either Party; and

(b) as to Articles 5 and 9.

ARTICLE 11
NOTICES AND PAYMENTS

11.1 Addresses for Service and Payments

All payments hereunder in respect of the Royalty shall be paid or tendered to the Royalty Owner at its address for notices hereunder or such other place or depository as the Royalty Owner may request by written notice to the Grantor, provided that no change in the place at which payments on account of the Royalty are to be paid or tendered shall be effective until 30 days after written notice thereof has been provided to the Grantor by the Royalty Owner.

11.2 Giving and Deemed Receipt of Notices

Whether or not so stipulated herein, all notices, communications and statements (herein called "notices") required or permitted hereunder shall be in writing. Notices may be served:

(a) by delivering them to the Party on which they are to be served at the Party's address for notices hereunder, provided such delivery shall be during normal business hours of the addressee. Such notices shall be deemed received by the addressee when actually delivered as aforesaid; or

(b) by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the Party on which they are to be served at the Party's telecopy number for notices hereunder. Such notices shall be deemed received by the addressee thereof (i) when actually received by it if sent within the normal working hours of a Business Day of the addressee, or (ii) otherwise at the commencement of the next ensuing Business Day following transmission thereof, whichever is earlier.

11.3 Addresses

The address for service for telecopy numbers and notices hereunder of each of the Parties shall be as follows:

Grantor:

Shiningbank Energy Partnership
1310, 111 – 5th Avenue S.W.
Calgary, AB T2P 3Y6

Attention: Chief Financial Officer
Telecopy: (403) 268-7499

Royalty Owner:

Shiningbank Energy Ltd.
as Administrator for
Shiningbank Energy Income Fund
1310, 111 – 5th Avenue S.W.
Calgary, AB T2P 3Y6

Attention: Chief Financial Officer
Telecopy: (403) 231-3099

with a copy to:

Computershare Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust Department
Telecopy: (403) 267-6598

11.4 Change of Address

A Party may change its said address or telecopy number for notices hereunder by notice to the other Party.

11.5 *In Specie* Distribution

Should an *In Specie* Distribution occur, the new Royalty Owner shall provide an address for payment and service to the Grantor.

ARTICLE 12
MISCELLANEOUS

12.1 Enurement

Subject to Section 9.1, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

12.2 Waivers in Writing

No waiver by any Party of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other Party unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

12.3 Time of Essence

Time is of the essence of this Agreement.

12.4 No Partnership

Nothing herein shall be construed as creating a partnership between the Parties and neither Party shall have any partnership rights or liabilities hereunder or in connection herewith.

12.5 Severability

This Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants or conditions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of other terms, covenants or conditions hereof unenforceable or invalid and the Parties agree that this Agreement shall be construed as if such unenforceable or invalid term, covenant or condition was never contained herein.

12.6 Amendments

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the Parties unless made in writing and signed by the duly authorized representatives of each of the Parties.

ARTICLE 13
CONCERNING THE TRUSTEE

13.1 Acknowledgement

The Parties hereto acknowledge that Computershare Trust Company of Canada is entering into this Agreement solely in its capacity as trustee of the Royalty Fund and the obligations of the Royalty Owner hereunder shall not be personally binding upon Computershare Trust Company of Canada or any of the Unitholders and that any recourse against the Royalty Fund, Computershare Trust Company of Canada as trustee of the Royalty Fund, or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Royalty Owner arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Royalty Fund as defined in the Trust Indenture dated as of May 16, 1996 as it may be amended by supplemental from time to time.

Executed and delivered.

SHININGBANK ENERGY LTD. as Administrator, for and on behalf of COMPUTERSHARE TRUST COMPANY OF CANADA, Trustee of SHININGBANK ENERGY INCOME FUND

Per: *"signed"*

SHININGBANK ENERGY LTD., as General Partner for and on behalf of SHININGBANK LIMITED PARTNERSHIP

Per: *"signed"*

Schedule "A"

[Describe Birchill Notes]

Royalty Agreement
Between
SHININGBANK ENERGY LTD.
and
Computershare Trust Company of Canada
Effective
as of March 8, 2004

Table of Contents

Table of Contents

Page

Shiningbank Energy Income Fund
Ninth Supplemental Trust Indenture

RECEIVED
2003 MAY -2 A 11:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 7, 2003

Recitals

A. The holders of the trust units (the "Unitholders") of the Shiningbank Energy Income Fund (the "Trust") resolved at a Special Meeting of the Unitholders held on October 8, 2002 (the "Meeting"), that the Trust indirectly acquire (the "Internalization Transaction") 100% of the shares of Shiningbank Energy Management Inc. (the "Manager"), that the Manager and Shiningbank Energy Ltd. be amalgamated to form Shiningbank Energy Ltd. and that Shiningbank Energy Ltd., as amalgamated, be the Administrator of the Trust, and that the Shiningbank Energy Income Fund Trust Indenture dated May 16, 1996, as amended (the "Trust Indenture") be further amended.

B. All actions have now been taken to give effect to the Internalization Transaction and the amalgamation.

C. The parties hereto wish to amend and restate the Trust Indenture to reflect the above.

The parties agree as follows:

Article 1
Amendment and Restatement

The Trust Indenture shall be amended and restated, such restatement to be in the form attached as Schedule "A" to this Agreement and such restated Trust Indenture shall be the Trust Indenture for the purposes of the Trust.

Article 2
Continuation

The Trust Indenture, as amended and restated as aforesaid, shall continue in full force and effect in accordance with the terms thereof.

Article 3
Miscellaneous

3.1 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

3.2 Waivers in Writing

No waiver by any party hereto of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other party hereto unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

3.3 Amendments

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the parties hereto unless made in writing and signed by the duly authorized representatives of each of the parties hereto.

Executed and delivered.

SHININGBANK ENERGY LTD.

Per: "signed"

Per: "signed"

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: "signed"

Per: "signed"

::ODMA\PCDOCS\CAL_LAW\916440\2

SCHEDULE "A"

Amended and Restated as of March 7, 2003

Shiningbank Energy Income Fund
Trust Indenture

Table of Contents

Amended and Restated as of October 9, 2002.

Shiningbank Energy Income Fund
Trust Indenture

May 16, 1996

Between

RICHARDSON GREENSHIELDS OF CANADA LIMITED, a body corporate incorporated under the laws of Canada with offices in Calgary, Alberta ("**Settlor**")

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in Calgary, Alberta ("**Trustee**")

and

SHININGBANK ENERGY LTD., a body corporate amalgamated under the laws of Alberta, with offices in Calgary, Alberta ("**Administrator**")

Recitals

A. The Settlor has paid to the Trustee one hundred dollars in lawful money of Canada as the Settled Amount for the purpose of settling the Trust constituted hereby;

B. The Trustee has agreed to hold the Settled Amount and all amounts and other property subsequently received under this Indenture in trust in accordance with the provisions hereinafter set forth;

C. It is intended that the beneficiaries of the Trust shall be the holders of Trust Units, each of which Trust Units shall rank equally in all respects with every other Trust Unit;

D. It is intended that the Trust will offer the Trust Units for sale from time to time and that the net proceeds of the first Offering thereof shall be used to acquire the Royalty, as hereinafter defined;

E. It is intended that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of paragraph 108(2) and subsection 132(6) of the *Income Tax Act* (Canada); and

F. The parties hereto desire to set out the terms and conditions which shall govern the settlement and the administration of the Trust.

The parties agree as follows.

Article 1
Interpretation

1.1 Definitions

In this Indenture including the recitals and in the Trust Certificates and schedules hereto, unless the context otherwise requires, the following words and expressions shall have the following meanings:

"**Administrative Services Agreement**" means the agreement to be entered into between the Administrator and the Trustee as trustee for and on behalf of the Trust dated October 9, 2002 as the same may be amended from time to time and includes any subsequent agreement between the Trustee and an administrator whereby an administrator is engaged to provide certain services in connection with the management and administration of the Trust or the Royalty, as set forth herein and therein;

"**Administrator**" means Shiningbank Energy Ltd., in its capacity as administrator of the Trust in accordance with the provisions of the Administrative Services Agreement and shall be deemed to include any replacements or successor administrators under such agreement or as the Trustee may appoint hereunder, or its successor or successors in the office of the administrator of the Trust hereunder;

"**Affiliate**" or "**Associate**", when used to indicate a relationship with a person or company, means the same as is set forth in the *Securities Act* (Alberta);

"**ARC**" means credits or rebates in respect of Crown Royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as 'Alberta Royalty Credits';

"**Auditors**" means KPMG LLP, Chartered Accountants, or such other firm of chartered accountants as may be appointed as auditor or auditors of the Trust and of the Managed Entities, by or in accordance with Article 15;

"**Business Day**" means a day other than a Saturday, Sunday or statutory holiday in the Provinces of Alberta, Ontario and Quebec, as may be applicable;

"**Certified Resolution**" means a copy of a resolution or bylaw certified by the Secretary or an Assistant Secretary or other authorized officer of the Administrator under its corporate seal to have been duly passed by the directors or shareholders thereof, as the case may be, and to be in full force and effect on the effective date of such certification;

"**Closing Market Price**" means an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices of the Trust Units if there was no trading on the date.

"Corporation" means Shiningbank Energy Ltd.;

"**Counsel**" means a law firm acceptable to the Trustee acting reasonably;

"**Crown**" means Her Majesty the Queen in Right of Canada or a Province thereof;

"**Crown Royalties**" means any amount paid or payable to or received or receivable by the Crown by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute as a royalty, tax (other than municipal or school tax), lease rental or bonus or in lieu thereof that may be reasonably regarded as being in relation to petroleum and natural gas rights or the production of Petroleum Substances;

"**Date of Closing**" means the date on which an issue of Trust Units to the public pursuant to an Offering is completed;

"**Deferred Purchase Payments**" means any additional payments made by the Trust to the Managed Entities pursuant to the Royalty Agreement as further consideration for the Royalty;

"**Distribution Date**" means the fifteenth day of the month following a month within which a Distribution Record Date occurs, or such other date as may be specified by written notice given to the Trustee by the Administrator in respect of any Distribution Record Date specified by the Administrator therein;

"**Distribution Record Date**" means such dates as the Trustee may from time to time, upon the written direction given to the Trustee by the Administrator, designate as a 'Distribution Record Date' except that December 31 shall be a Distribution Record Date;

"**Issue Expenses**" means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding underwriters' fees and Trust Expenses;

"**Lender**" means the lender(s) providing the financing to any of the Managed Entities for the ownership and operation of the Properties;

"**Managed Entities**" means Shiningbank Energy Ltd., Shiningbank Holdings Corporation, and all other Subsidiaries of the Trust, and any Subsidiary of a Managed Entity;

"**Market Price**" means an amount equal to the simple average of the closing price of the Trust Units for each of the ten trading days on the principal market on which the Trust Units are quoted for trading and on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "closing price" shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was a trade on the applicable exchange or market for fewer than five of the ten trading days, the Market Price shall be the simple average of the Closing Market Price on each of the ten trading days.

"**Material Contracts**" means the Royalty Agreement, the Administrative Services Agreement and the Unanimous Shareholder Agreement each as amended or replaced from time to time, and any underwriting agreement;

"**Net Proceeds**" means the proceeds of an Offering after deduction of underwriters' fees and Issue Expenses;

"**Offering**" means any issuance and offering of Trust Units (or any rights to acquire Trust Units), or any rights, warrants, special warrants, subscription receipts, exchangeable securities, or other securities to purchase, convert or redeem or exchange into Trust Units or other securities of the Trust (including, without limitation, debt convertible into Trust Units or other securities of the Trust) on a public or private basis pursuant to an Offering Document in Canada or elsewhere;

"**Offering Document**" includes any one or more of a prospectus, information memorandum, private placement memorandum, rights offering circular and similar public or private offering document in relation to, or any written understanding, commitment or agreement with respect to, an Offering;

"**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of those Unitholders and Special Unitholders present in person or represented by proxy at the meeting, as counted together;

"**outstanding**", in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

"**Permitted Investments**" means: (i) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of any Canadian chartered bank or other financial institution the short-term debt or deposits of which have been rated at least A1 or the equivalent thereof by Standard & Poors Ratings Group or at least P1 or the equivalent thereof by Moodys Investor Service, Inc. or which have been rated at least A1 by CBRS Inc. or at least R1 (high) by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; (iii) loan advances to and share capital in Managed Entities or their subsidiaries or to or in other corporations in which the Trust owns or has the

right to acquire more than 66 2/3% of all outstanding securities and securities under option; and (iv) trust units of Managed Entities.

"**person**" shall be interpreted broadly and shall include any individual, partnership, joint venture, body corporate, association, trust, unincorporated organization, government or other entity;

"**Petroleum Substances**" means petroleum, crude bitumen, oil sands, natural gas, coal bed methane, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur;

"**Properties**" means all assets of any Managed Entity including, without limitation, the working, royalty or other interests of the Managed Entities in any petroleum and natural gas rights, tangibles and miscellaneous interests which the Managed Entities may own from time to time;

"**pro rata share**" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are outstanding at that time;

"**Redemption Price**" means a price per Trust Unit equal to the lesser of: (i) 95% of the Market Price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for retraction; and (ii) the Closing Market Price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for retraction.

"**Royalty**" means the royalty payable by any Managed Entities to the Trust in respect of the Properties, as more particularly defined in the applicable Royalty Agreement;

"**Royalty Disposition Proceeds**" means the proceeds of disposition of an interest in any of the Properties which are allocable to the Trust Fund pursuant to the Royalty Agreement in consideration for the release of the Royalty with respect to the interest so disposed of, and which are more particularly defined as the 'Royalty Disposition Proceeds' in the Royalty Agreement;

"**Royalty Income**" means the 'Royalty Income' as defined in the Royalty Agreement;

"**Royalty Agreement**" means the Royalty Agreement entered into between the Corporation and the Trustee dated as of the date of the closing of the first Offering relating to the purchase of the Royalty, as amended from time to time, or any other Royalty Agreement between the Trustee and any Managed Entity, as amended from time to time;

"**Settled Amount**" means the amount of one hundred dollars in lawful money of Canada paid by the Settlor to the Trustee for the purpose of settling the Trust;

"**Special Resolution**" has the meaning attributed thereto in Section 10.6 hereof;

"**Special Unitholder**" means the holder from time to time of a Special Voting Unit and "**Special Unitholders**" means the holders from time to time of Special Voting Units;

"**Special Voting Unit**" means a special voting unit of the Trust issued hereunder and for the time being entitled to the benefits and subject to the limitations set out in Section 3.15;

"**Subsidiary**" means, in relation to any specified person, any company, corporation, partnership of any kind having a separate legal status, trust, joint stock company, joint venture or other entity, a majority of the total voting power of the outstanding capital stock or other equity interests entitled to vote in the election of directors (or members of a comparable governing body) of which is at that time owned or controlled, directly or indirectly, by the specified person;

"**Support Agreement**" means that certain Support Agreement to be entered into October 9, 2002, among the Trust, Shiningbank Holdings Corporation and Shiningbank Energy Ltd., as amended from time to time, or any other Support Agreement among the Trust, any Managed Entity and any trustee, as amended from time to time;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended from time to time;

"**Transfer Agent**" means the Trustee in its capacity as transfer agent for the Trust Units or such other company as may from time to time be appointed by the Trustee to act as transfer agent for the Trust Units together, in either such case, with any sub-transfer agent duly appointed by the transfer agent;

"**Trust**" refers to the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

"**Trust Certificate**" means the definitive certificate evidencing one or more Trust Units;

"**Trust Expenses**" means all expenses incurred by the Trustee, the Administrator or any third party, in each case for the account of the Trust, in connection with this Trust Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.8 and 7.9, and all amounts payable to the Administrator under the Administrative Services Agreement;

"**Trust Fund**", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of the Trust under this Trust Indenture:

(a) the Settled Amount;

(b) all funds realized from the sale of Trust Units and any Permitted Investments in which such funds may from time to time be invested;

(c) the Royalty;

(d) any proceeds of disposition of any of the foregoing property including, without limitation, the Royalty;

(e) shares and debt of any Managed Entity; and

(f) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

"**Trust Units**" means the Trust Units of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof and for greater certainty Trust Units do not include Special Voting Units;

"**Trustee**" means Computershare Trust Company of Canada in its capacity as trustee of the Trust or its successor or successors for the time being as trustee hereunder;

"**Unanimous Shareholder Agreement**" means the unanimous shareholder agreement to be entered into between the Corporation or any other Managed Entity, the Trustee for and on behalf of the Trust and any shareholders of such Corporation or other Managed Entity if the Trustee on behalf of the Trust is not a shareholder or not the sole shareholder of such Corporation or other Managed Entity pursuant to which the Unitholders will be entitled, inter alia, to elect a majority of the Board of Directors of the Corporation or the Managed Entity;

"**underwriters' fees**" means the amount so designated in an underwriting agreement;

"**underwriting agreement**" means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers, and such other persons, including the Administrator, as may be party thereto, relating to an Offering;

"**Unitholders**" means the holders from time to time of one or more Trust Units;

"**Voting and Exchange Trust Agreement**" means that certain Voting and Exchange Trust Agreement to be entered into October 9, 2002, among the Trust, Shiningbank Holdings Corporation and Shiningbank Energy Ltd., as amended from time to time, or any other Voting and Exchange Trust Agreement among the Trust, any Managed Entity and any trustee, as amended from time to time; and

"**year**" means, initially, the period commencing on the date hereof and ending on December 31, 1996 and thereafter means a calendar year.

1.2 Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that:

(a) when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding; and

(b) for the purposes of any provision of this Indenture entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, Trust Units owned directly or indirectly, legally or equitably, by the Administrator or any affiliate thereof shall be disregarded except that for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Trust Units which the Trustee knows are so owned shall be so disregarded.

1.3 References to Acts Performed by the Trust

For greater certainty, where any reference is made herein to an act to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof.

1.4 Tax Act

Any reference to the Tax Act shall refer to the *Income Tax Act,* Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.5 Headings

The division of this Trust Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.6 Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Trust Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

Article 2
Declaration of Trust

2.1 Settlement of Trust

The Settlor hereby confirms that it has paid the Settled Amount to the Trustee for the purpose of creating and settling the Trust and the Settlor is hereby issued ten initial Trust Units in the Trust.

2.2 Declaration of Trust

The Trustee hereby agrees that it does and shall hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth.

2.3 Name

The Trust shall be known and designated as "Shiningbank Energy Income Fund" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name "Shiningbank Energy Income Fund" is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name. Without limiting the foregoing, the Trustee may enter into agreements and other documents for and on behalf of the Trust under the name "Shiningbank Energy Income Fund" and the Trustee hereby acknowledges and confirms that any such agreement or other documents so entered into under the name "Shiningbank Energy Income Fund" shall for all purposes be and be deemed to have been entered into by, and be binding on, the Trustee, as trustee for and on behalf of the Trust.

2.4 Nature of the Trust

The Trust is a open-end investment trust established for the purpose of issuing the Trust Units and acquiring and holding the Royalty and Permitted Investments. The only undertaking of the Trust is and will be investing the funds of the Trust in the Royalty and Permitted Investments. The Trust shall not carry on any business. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustee, the Administrator, the Managed Entities or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever liable or responsible hereunder as partners, or joint

venturers. Neither the Trustee, the Administrator nor any Managed Entity shall be, or be deemed to be, an agent of the Unitholders and shall have no power to bind any Unitholder. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.5 Legal Entitlements and Restrictions of Unitholders

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Administrator with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Administrator under this Indenture.

(c) Subject to the provisions of section 3.13, the legal ownership of the assets of the Trust and the right to conduct the business of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee or such other persons as the Trustee may determine, and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Trust Indenture. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6 Liability of Unitholders

No Unitholder shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture and no Unitholder shall be liable to indemnify the Trustee or any other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trustee or by the Trustee or any other person on behalf of or in connection with the Trust; provided, however, to the extent that notwithstanding the foregoing, any such liabilities of Unitholders may be determined by a court of competent jurisdiction, they shall be enforceable only against, and shall be satisfied only out of, the Trust Fund.

2.7 Contracts of the Trust

Every contract entered into by or on behalf of the Trust, whether by the Trustee, the Administrator or otherwise, shall (except as the Trustee or Administrator may otherwise in any respect determine) include a provision substantially to the following effect:

> The parties hereto acknowledge that the Trustee is entering into this agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the Unitholders of the Trust and that any recourse against the Trust, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of May 16, 1996, as amended or restated from time to time.

The omission of such provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Administrator or the Unitholders or in any way affect the validity, enforceability or binding effect of such instrument.

2.8 Head Office of Trust

The head office of the Trust hereby created shall be located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta T2P 3Y6 or at such other place or places in Canada as the Trustee may from time to time designate.

Article 3
Issue and Sale of Trust Units

3.1 Creation of Trust Units

The beneficial interests of the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein. The aggregate number of Trust Units which may be authorized and issued hereunder is limited to 300,000,000 Trust Units.

3.2 Offerings of Trust Units

Trust Units, including rights to acquire Trust Units, may be created, issued, sold and delivered pursuant hereto on terms and conditions and at such time or times as the Trustee may determine. The Trust is further authorized to create, issue, sell, or deliver any rights, warrants, special warrants, subscription receipts, instalment receipts, exchangeable securities or other securities to purchase, convert, redeem or exchange into Trust Units or other securities of the Trust (including,

without limitation, debt convertible into Trust Units or other securities of the Trust), on such terms and conditions as the Trustee may determine.

3.3 Issue of Trust Units

(a) Trust Units are issuable only in fully registered form. Trust Certificates evidencing Trust Units authorized pursuant to Section 3.2 shall forthwith be executed by the Administrator and delivered to the Trustee and shall thereupon be certified by and on behalf of the Trustee and shall be delivered by the Trustee to or upon the written order of the Administrator.

(b) No Trust Certificate shall be issued or, if issued, shall entitle the holder to the benefits of this Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in the Schedule hereto or in some other form approved by the Trustee. Such certification on any Trust Certificate shall be conclusive evidence that such Trust Certificate is duly issued and is entitled to the benefits hereof. The certificate of the Trustee signed on the Trust Certificates shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Trust Certificates or as to the issuance of the Trust Certificates. The certificate of the Trustee signed on any Trust Certificate shall, however, be a representation and warranty by the Trustee that such Trust Certificate has been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

(c) It is a condition of the closing of the first Offering of Trust Units that at least 300 persons each purchase a minimum of 100 Trust Units.

3.4 Certificates for Trust Units

The definitive form of certificate for the Trust Units (i) shall be in either the English or French language or both, substantially in the form set forth in the Schedule hereto, (ii) shall be dated as of the date of issue thereof and (iii) shall contain such distinguishing letters and numbers as the Trustee may prescribe.

3.5 Ranking of Trust Units

Each Trust Unit represents an equal fractional undivided beneficial interest in the Trust Fund. All Trust Units outstanding from time to time shall be entitled to an equal fractional undivided share of any distributions by the Trustee and, in the event of termination of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority whatever may be the actual date or terms of issue of the same respectively.

3.6 Trust Units Fully Paid and Non-Assessable

Trust Units are only to be issued as fully paid and are not to be subject to future calls or assessments; provided however that the Trust Units to be issued under the Offering may be issued for a consideration payable in instalments and that the Trust may take security over such Trust Units to be issued under the Offering as security for the payment of unpaid instalments.

3.7 No Conversion, Retraction, Redemption or Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit. Subject to the provisions of section 3.11, there are no conversion, retraction, redemption or preemptive rights attaching to the Trust Units.

3.8 No Fractional Trust Units

Fractions of Trust Units shall not be issued.

3.9 Transferability of Trust Units

The Trust Units are transferable.

3.10 Non-Resident Holders

At no time may more than one-half of the outstanding Trust Units be held by non-residents of Canada ("non-residents") within the meaning of the Tax Act. If at any time the Trustee becomes aware, as a result of requiring declarations as to beneficial ownership under Section 7.12 or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration pursuant to Section 7.12 that the person is not a non-resident. If notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee may send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any such sale by the Trustee shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the Trust Certificates representing such Trust Units.

3.11 Retraction Right

Trust Units will be retractable at any time on demand by the holder thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting retraction. Upon receipt of the retraction request by the Trust, all rights to and under the Trust Units tendered for retraction shall be surrendered and the holder thereof shall be entitled to receive the Redemption Price.

3.12 Limit on Cash Payments

The aggregate cash Redemption Price payable by the Trust in respect of any Trust Units surrendered for retraction during any calendar month shall be satisfied by way of a cash payment on the last day of the following month; provided that the entitlement of Unitholders to receive cash upon redemption of their Trust Units is subject to the limitations that:

(a) the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for retraction in the same calendar month shall not exceed \$100,000 provided that such limitation may be waived at the discretion of the board of directors of the Corporation;

(b) at the time such Trust Units are tendered for retraction the outstanding Trust Units of the Trust shall be listed for trading on a stock exchange or traded or quoted on any other market which the board of directors of the Corporation considers in its sole discretion, provides representative fair market value prices for the Trust Units; or

(c) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the date that the Trust Units are tendered for retraction or for more than five trading days during the ten day trading period commencing immediately after the date on which the Trust Units are tendered for retraction.

3.13 Distribution *In Specie*

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the redemption price for such Trust Units shall be the fair market value thereof as determined by the board of directors of the Corporation and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution *in specie* of the Trust's property (the "Property"). Such Property may include interests in shares and/or debt instruments (the "Securities"). No fractional Securities will be distributed and where the number of Securities to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. The Trust shall be entitled to all interest paid or accrued and unpaid and to all dividends paid or declared payable with respect to the Property on or before the

date of the distribution *in specie*. The holders of Property will be subject to the provisions of all material agreements that relate to such Property.

3.14 Non-Eligibility of *In Specie* Distribution

The Trustee, the Administrator and the Managed Entities shall not be liable to the Unitholder for any costs, expenses, charges, penalties or taxes imposed on a Unitholder as a result of or by virtue of Property received pursuant to Section 3.13 not being an eligible investment for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

3.15 Special Voting Units

In addition to Trust Units, the Trust is authorized to create, issue, sell and deliver an unlimited number of Special Voting Units entitling the holders thereof to such number of votes at meetings of Unitholders as may be determined by the Administrator and set out in any applicable Voting and Exchange Trust Agreement. The Special Voting Units may have such other rights or limitations and may be issued on such terms and may take such form as the Administrator may determine and as are set out in any applicable Voting and Exchange Trust Agreement. The Administrator shall determine any matter of doubt or uncertainty which may arise with respect to any Special Voting Unit regarding voting eligibility, entitlement or procedure or other matter which in the opinion of the Administrator is not determined by the applicable Voting and Exchange Trust Agreement. Notwithstanding any of the foregoing, Special Voting Units may only be issued by the Trust in conjunction with the issuance by Shiningbank Holdings Corporation or any other Managed Entity of exchangeable shares and the holders of Special Voting Units, as such, shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any part of the Trust Fund during the administration of the Trust or on termination or winding-up of the Trust. Without restricting any other authority of the Trust to issue Trust Units, Trust Units shall be issued and delivered as required pursuant to the terms and conditions of any applicable Voting and Exchange Trust Agreement and Support Agreement.

Article 4
Investments of Trust Fund

4.1 Initial Investments

At the closing of the first Offering, the Trustee shall use the Net Proceeds of such Offering as follows:

(a) to acquire the Royalty on the terms and conditions set forth in the Royalty Agreement, at and for the consideration specified therein;

(b) to pay all amounts due to the Corporation under the Royalty Agreement;

(c) to pay all Issue Expenses and underwriters' fees incurred in connection with the Offering and all structuring or other fees disclosed in the relevant Offering Document;

(d) to repurchase for cancellation the ten initial Trust Units issued to the Settlor on the execution of these presents; and

(e) to invest all remaining Net Proceeds in Permitted Investments.

4.2 Subsequent Offerings

The Net Proceeds of Offerings after the first Offering by the Trust, if any, shall only be used to make Deferred Purchase Payments, Permitted Investments, payments pursuant to section 3.11 and such other purposes as the board of directors of the Corporation may determine to be in the best interests of Unitholders and to pay costs, fees and expenses associated therewith or incidental thereto.

4.3 Other Investment Restrictions

Without in any manner qualifying or limiting the restrictions imposed by Section 4.2, under no circumstances shall the Trustee purchase any investment which (a) is defined as "foreign property" under any provision of the Tax Act, (b) is a "small business security" as that term is used in Part L1 of the Income Tax Regulations, or (c) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act at the time such investment was acquired.

Article 5
Distributions

5.1 Determination of Net Income

In this Article 5 and Section 7.2, "Net Income" means, in respect of a particular Distribution Record Date, the sum of the following amounts calculated as of such Distribution Record Date:

(a) all interest income that has accrued to the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date;

(b) all previously undistributed dividends, payments on return of capital or redemption of shares, principal repayments, proceeds from the sale of shares or debt and any trust distributions of income or capital received by the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be received on or before the Distribution Date immediately following the particular Distribution Record Date;

(c) all previously undistributed Royalty Income received by the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be received on or before the Distribution Date immediately following the particular Distribution Record Date;

(d) all previously undistributed ARC received by the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be received on or before the Distribution Date immediately following the particular Distribution Record Date; and

(e) all other income received by the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be received on or before the Distribution Date immediately following the particular Distribution Record Date;

less the sum of:

(f) all Trust Expenses incurred after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date;

(g) any other amounts (including taxes) required by law or hereunder to be deducted, withheld or paid by or in respect of the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date; and

(h) all Crown Royalties which are not deductible for income tax purposes and that have been reimbursed by the Trust to the Corporation by way of set-off or otherwise after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date;

except to the extent that any portion of such amount becomes payable under Section 5.3 hereof on or before the particular Distribution Record Date, provided that for the purposes of calculating Net Income for the first Distribution Record Date, the references above to the "immediately preceding Distribution Record Date" shall be deemed to mean the Date of Closing of the first Offering, and further provided that items of income or expense not provided for above or in Section 5.3 may also be included or deducted in determining Net Income hereunder as may be considered appropriate by the Trustee.

5.2 Distributions of Net Income

The Trustee shall, with respect to each Distribution Record Date, declare to be payable to the persons who are Unitholders of record on that Distribution Record Date such part of Net Income as may be specified in the written notice given to the Trustee by the Administrator in respect of

any period specified by the Administrator ending on or before that Distribution Record Date. Such Net Income, or part thereof, shall be payable to such Unitholders on either the Distribution Record Date or the Distribution Date, as such notice may specify.

Notwithstanding the foregoing, the amount of any Net Income that is determined by the Trustee to be required to be retained by the Trustee in order to pay any tax liability of the Trust or any payments in respect of the Redemption Price shall not be distributed by the Trustee to the Unitholders.

5.3 Income for Tax Purposes to Become Payable

On December 31 of each year, the amount equal to the Trust's net income for such year determined in accordance with the Tax Act, other than subsection 104(6) thereof, to the extent not otherwise payable pursuant to this Article on any date in the year to any Unitholder or not otherwise deemed to have become payable in the year pursuant to subsection 104(29) of the Tax Act, shall become payable to the Unitholders on that date and a Unitholder shall be entitled to enforce payment thereof on that day. Absent a demand from a Unitholder to enforce payment, such amount shall be paid to Unitholders on or before February 15th of the following year, provided that any amount determined by the Trustee to be required to be retained by the Trustee in order to pay any tax liability of the Trust shall not be paid by the Trustee to the Unitholders. The share of such Net Income for each Trust Unit shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding as of such December 31. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder on such December 31. Notwithstanding the foregoing, the amount of any Net Income so determined for a year that is determined by the Trustee to be required to be retained by the Trustee in order to pay any tax liability of the Trust in respect of that or any prior year shall not be payable by the Trustee to Unitholders.

5.4 Other Amounts

Any amounts not otherwise payable to Unitholders pursuant to this Article 5 may be declared by the Trustee to be payable to Unitholders and distributed to Unitholders in the manner provided for in Section 5.2.

5.5 Amounts to Become Payable

Each Unitholder shall have the right to enforce payment of any amount payable to such Unitholder under this Article 5 at the time the amount became payable.

5.6 Withholding Taxes

The Trustee may deduct or withhold from the amounts payable to any Unitholder, amounts required by law to be withheld from such Unitholder's distributions or payments under this Article 5 or from any payments made to a Unitholder in respect of the Redemption Price.

Article 6
Appointment, Resignation and Removal of Trustee

6.1 Trustee's Term of Office

Subject to Sections 6.2 and 6.3, Montreal Trust Company of Canada is hereby appointed as trustee hereunder for an initial term of office which shall expire immediately upon the second annual meeting of Unitholders. A decision to reappoint, or to appoint a successor to, a Trustee shall be made at the second annual meeting of the Unitholders and thereafter at each second annual meeting of Unitholders following any such reappointment or appointment. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 6.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 6.4.

6.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Administrator but no such resignation shall be effective until (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 6.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.3 Removal of Trustee

The Trustee shall be removed on not less than 21 days' notice in writing delivered by the Administrator to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 6.6 or shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction, or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority or if the Trustee shall otherwise become incapable of performing or shall fail in any material respect to perform its responsibilities under this Indenture or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this Section 6.3 shall become effective until approved by a Special Resolution at a meeting of Unitholders duly called for that purpose and the appointment of, and acceptance of such appointment by, a new Trustee under Section 6.4 in the place of the Trustee to be removed.

6.4 Appointment of Successor to Trustee

(a) A successor to a Trustee who has been removed by a Special Resolution of Unitholders under Section 6.3 or which has given notice of resignation under Section 6.2, shall be appointed by an Ordinary Resolution passed at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 6.6;

(b) Subject to Section 6.6, the Administrator may appoint a successor to any Trustee who has been removed by a Special Resolution of the Unitholders under Section 6.3 or which has given a notice of resignation under Section 6.2, if the Unitholders fail to do so at such meeting.

No appointment of any successor Trustee (including under Section 6.5) shall be effective until such successor Trustee shall have complied with the provisions of Section 6.2(ii).

6.5 Failure to Appoint Successor

In the event that no successor to a Trustee who has delivered a notice of resignation in accordance with Section 6.2, or who has received notice of removal in accordance with Section 6.3, has accepted an appointment within 120 days after the receipt by the Administrator of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Administrator or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require the approval of Unitholders.

6.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 6 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture. The Trustee shall be a corporation which has reported in its last annual audited consolidated financial statements shareholders' equity of at least $100 million, which financial statements shall be dated not more than 365 days prior to the date of appointment.

Article 7
Concerning the Trustee

7.1 Powers of the Trustee

(a) Subject to the terms and conditions of this Indenture or other contracts or obligations of the Trustee or the Trust, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof, except as specifically designated in subparagraph b. below.

(b) The Corporation may exercise from time to time any and all rights, powers and privileges in relation to all matters relating to the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the assets of the Trust or the Managed Entities, or of any subsidiary of the Trust or the Managed Entities (an "Offer") including: (i) any Unitholder rights plan either prior to or during the course of any Offer; (ii) any defensive action either prior to or during the course of any Offer; (iii) the preparation of any "Directors' Circular" in response to any Offer; (iv) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (v) any regulatory or court action in respect of any matters related to any Offer; and (vi) the carriage of any and all matters related to, or ancillary to, any Offer; and the Corporation accepts such responsibility and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interest of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing, the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of the exercise of any such rights, powers or privileges.

7.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture or other contracts or obligations of the Trustee or the Trust, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 7.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee without any action or consent by the Unitholders shall have the following powers and authorities which may be exercised by it from time to time in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a) to accept subscriptions for Trust Units received by the Trust and to issue Trust Units pursuant thereto;

(b) to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof;

(d) to apply for Alberta Royalty Tax Credits or any other similar incentive credits or payments;

(e) to deposit funds of the Trust in interest-bearing accounts in banks, whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(f) to possess and exercise all the rights, powers and privileges appertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power and the Trustee shall ensure that the directors of the Corporation and where applicable, any other Managed Entity, be elected or appointed (or re-elected or re-appointed, as the case may be) at intervals not exceeding eighteen months;

(g) where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(h) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(i) to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee, the Administrator or the Unitholders against any and all claims and liabilities of any

nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee, Administrator or Unitholders;

(j) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(k) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(l) to pay out of the Trust Fund all reasonable fees, costs and expenses incurred in the administration of the Trust;

(m) to pay out of the Trust Fund the Net Income in accordance with the provisions hereof;

(n) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Administrator and to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(o) to enter into and perform its obligations under any agreements with a Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder;

(p) to convey the Royalty in accordance with the terms of the Royalty Agreement in connection with any realization by a Lender upon the Properties;

(q) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful for the operation of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture;

(r) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of subsections 108(2) and 132(6) of the Tax Act;

(s) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) underwriting fees;

(ii) the purchase price of the Royalty; and

(iii) Issue Expenses;

all as contemplated by the Offering Documents;

(t) to cancel or sell any Trust Unit tendered for retraction pursuant to section 3.11;

(u) to make a payment to a Unitholder pursuant to section 3.11, or to distribute assets of the Trust Fund to a Unitholder who has tendered a Trust Unit for retraction pursuant to section 3.13;

(v) to enter into and perform its obligations under any Voting and Exchange Trust Agreement and any Support Agreement;

(w) to acquire shares of corporations and to loan money to Managed Entities; and

(x) on behalf of the Trust Fund, to enter into a trust indenture.

provided that the exercise of powers and authorities shall not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act and the exercise of any powers and authorities shall only be to the extent the same are within the reasonable control of the Trustee and/or the Administrator.

7.3 Restrictions on Powers

The Trustee shall have no power to borrow, incur any indebtedness or give any guarantee on behalf of the Trust or any other person or to charge, pledge, hypothecate or grant any security interest over or with respect to all or any of the assets of the Trust, but for greater certainty the Trustee shall have the authority to enter into the Support Agreement.

Except as permitted in the Royalty Agreement, the Trustee shall not sell, assign or otherwise dispose of the assets of the Trust without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

7.4 Banking

The banking business of the Trust, or any part thereof, shall be transacted with such bank, trust company (including the Trustee) or other firm or corporation carrying on a banking business as the Trustee may designate, appoint or authorize from time to time and all such banking business or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee or other persons (who may be officers or employees of the Administrator) as the Trustee may designate, appoint or authorize from time to time.

7.5 Standard of Care

Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated hereby which may be binding on the Trustee or the Trust. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

7.6 Fees and Expenses

The Trustee shall be entitled to be paid from the Trust Fund such fees as may be agreed upon from time to time by the Administrator and the Trustee. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section 7.8 or 7.9) properly incurred by the Trustee on behalf of the Trust shall be payable out of the Trust Fund. The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

7.7 Limitations on Liability of Trustee

The Trustee, its officers and agents shall not be liable to any Unitholder for any action taken in good faith in reliance on any documents that are, *prima facie,* properly executed, for any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any property, for any inaccuracy in any evaluation provided by the Administrator or any other appropriately qualified person, for relying on any such evaluation, for any action or failure to act of the Administrator, or for any other action or failure to act (including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by the Administrator to perform its duties under this Indenture or any Material Contract), unless such liabilities arise out

of the Trustee's or such officer's or agent's gross negligence, willful default or fraud. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under this Indenture or any Material Contract, the Trustee may act or refuse to act based on the advice of such expert or advisor and the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor.

7.8 Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its officers and agents in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such officer or agent, as the case may be, for or in respect of anything done or permitted to be done in respect of the Trust and the execution of all duties, responsibilities, powers and authorities pertaining thereto; and

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arises out of the Trustee's or such officer's or agent's gross negligence, willful default or fraud, in which case the provisions of this Section 7.8 shall not apply.

7.9 Environmental Indemnity

(a) Subject to Section 7.9(c), the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, and agents, and all of their successors and assigns (collectively, the "Indemnified Parties") against any loss, expense, claim, liability or asserted liability (including strict liability and including costs and expenses of abatement and remediation of spills or releases or releases of contaminants and including liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

(i) the administration of the trust created hereby;

(ii) the exercise by the Trustee of any rights or obligations hereunder;

which result from or relate, directly or indirectly, to:

(iii) the presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such release or presence of the contaminants was under the control, care or management of the Trust or the Administrator, or of a previous owner or operator of a Property;

(iv) any contaminant present on or released from any contiguous property to the Properties; or

(v) the breach or alleged breach of any environmental laws by the Trust or the Administrator.

(b) For purposes of this Section 7.9, "liability" shall include (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party, and (iii) liability of the Indemnified Party for damage to or impairment of the environment;

(c) In no event shall the Trust be liable to indemnify an Indemnified Party against any loss, expense, claims, liability or asserted liability to the extent resulting from the gross negligence, willful default or fraud of the Indemnified Party.

7.10 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

7.11 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Trustee becomes aware that the Trust Units have ceased to be eligible investments for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Trustee shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes

imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Trustee to have given such notice, provided the Trustee has complied with Section 7.5.

7.12 Declaration as to Beneficial Ownership

The Trustee may require any Unitholder as shown on the register of Unitholders to provide a declaration, in form prescribed by the Trustee, as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owner is resident.

7.13 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall be conditional upon the Administrator or Unitholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

Article 8
Delegation of Powers

8.1 The Administrator and the Corporation

(a) Except as expressly prohibited by law, and without regard to whether such authority is normally granted or delegated by trustees, the Trustee shall delegate to the Corporation the authority to exercise all rights, powers and privileges in relation to all matters set out in Section 7.1(b).

(b) Except as expressly prohibited by law, the Trustee may grant or delegate to the Administrator such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Administrator to administer and manage the day-to-day operations of the Trust and the Trust Fund, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee, provided that the Administrator shall make no decisions with respect to the exercise of the voting rights at meetings of the Corporation or any other Managed

Entity. The Administrator shall have the powers and duties expressly provided for herein and in any administrative services agreement including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Administrator shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof). The Trustee may enter into a contract with the Administrator relating to the Administrator's authority, term of appointment, compensation and any other matters deemed desirable by the Trustee. The Administrator of the Trust Fund with respect to the Trust Units shall be the Corporation, and the Trustee shall enter into the Administrative Services Agreement with the Corporation. In the event of any replacement of the Corporation as Administrator, the person replacing the Corporation as Administrator shall become a party to this Indenture in the place and stead of the Corporation and shall agree to perform and be bound by and entitled to the benefits of and the covenants, obligations and duties of the Administrator herein and the Corporation shall be released from the obligations hereunder, provided that nothing herein shall release the Corporation of those covenants, obligations and duties required to be performed by the Corporation as Administrator prior to the date of such replacement.

8.2 Offerings

The Trustee hereby delegates to the Administrator responsibility for any or all matters relating to the offering of Trust Units or rights to Trust Units including (i) ensuring compliance with all applicable laws, (ii) all matters relating to the content of any Offering Documents and the accuracy of the disclosure contained therein, including the certification thereof, (iii) all matters concerning the terms of the Material Contracts, and (iv) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units. The Administrator may, and if directed by the Administrator the Trustee shall, execute any agreements on behalf of the Trust as the Administrator shall have authorized within the scope of any authority delegated to it hereunder.

8.3 Power of Attorney

Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to the Administrator, who may in turn delegate to the Corporation, from time to time the full power and authority, and constitutes the Administrator or the Corporation as the case may be, its true and lawful attorney in fact, to sign on behalf of the Trust all prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time.

8.4 Liability of Trustee

The Trustee shall have no liability or responsibility for any actions of the Administrator hereunder or under the Administrative Services Agreement and the Trustee, in relying upon the Administrator, shall be deemed to have complied with its obligations under Section 7.5 hereof.

8.5 Performance of Duties

In the event that the Administrator is unable or unwilling to perform its duties under the Administrative Services Agreement, or there is no Administrator, the Trustee shall either perform all duties of the Administrator thereunder or shall be entitled to engage another person that is duly qualified to perform such duties.

Article 9
Amendment

9.1 Amendment

Except where specifically provided otherwise, the provisions of this Indenture, the Administrative Services Agreement and the Royalty Agreement of the Corporation may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.

Any of the provisions of this Indenture, the Administrative Services Agreement or the Royalty Agreement of the Corporation may be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person, for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, the Administrative Services Agreement or the Royalty Agreement and any other agreement of the Trust or any prospectus filed with any regulatory or governmental body with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(e) making changes for any other purpose not inconsistent with the terms of this Indenture, the Administrative Services Agreement and the Royalty Agreement, including the correction or rectification of any ambiguities, defective or

inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 9.1 or provide that a Trust Unit represents less than an equal fractional undivided interest in any distribution of the Trust Fund or, in the event of termination of the Trust, in the net assets of the Trust without the consent of the holders of all of the Trust Units then outstanding. The execution of this Trust Indenture by the Administrator shall not in any manner constitute or be deemed to constitute the consent or agreement to any amendment of the Royalty Agreement or the Administrative Services Agreement.

9.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to this Article 9, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

Article 10
Meetings of Unitholders

10.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be held, commencing in 1997, on a day, at a time and at a place to be set by the Trustee. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 10, or as the Trustee may determine. Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. For the purposes of determining such percentage required for such written request, the holders of any issued Special Voting Units shall not be regarded as representing outstanding Trust Units. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Trustee shall designate. The Chairman of any annual or special meeting shall be a person designated by the Trustee for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.

10.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder and Special Unitholder at his registered address, mailed at least 21 days and not more than 60 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment

thereon, together with the text of any resolution proposed, at the time of mailing of the notice, to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by any Unitholder or Special Unitholder shall not invalidate any resolution passed at any such meeting.

10.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less than 5% of the outstanding Trust Units. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present in person or represented by proxy at the meeting shall not be regarded as representing outstanding Trust Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within one half (½) hour after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.4 Voting Rights of Unitholders

Only Unitholders and Special Unitholders of record shall be entitled to vote at any meeting of the Unitholders. Each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote; each Special Voting Unit shall entitle the holder thereof to such number of votes as shall be determined in accordance with the applicable Voting and Exchange Trust Agreement. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification at least twenty-four hours prior to the commencement of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 11.3 shall be entitled to cast such vote. Any holder of a Special Voting Unit may vote by proxy or more than one proxy in accordance with the applicable Voting and Exchange Trust Agreement.

10.5 Resolutions

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders:

(i) change or cause the Administrator to change the Auditors as provided in Section 15.3;

(ii) exercise or cause the Administrator or others to exercise the voting rights at meetings of the Managed Entities in favour of the appointment of auditors of the Managed Entities;

(iii) exercise or cause the Administrator or others to exercise the voting rights at meetings of the Managed Entities in favour of the election of directors of the Managed Entities;

(iv) exercise or cause the Administrator or others to exercise the voting rights at meetings of the Managed Entities in favour of the ratification of any new bylaw of the Managed Entities or the amendment, repeal or modification of any bylaw of the Managed Entities; and

(v) exercise or cause the Administrator or others to exercise the voting rights at meetings of the Managed Entities in favour of any matter which requires security holder approval pursuant to stock exchange rules or securities laws, regulations or policies applicable to the Trust.

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

(i) subject to Section 9.1, amend this Indenture;

(ii) subject to Section 9.1, approve any amendment to the Royalty Agreement of the Corporation;

(iii) subdivide or consolidate Trust Units;

(iv) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety or, subject to the Royalty Agreement, assign, transfer or dispose of the Royalty in whole or in part;

(v) subject to Section 9.1, amend the Administrative Services Agreement or enter into a replacement Administrative Services Agreement;

(vi) exercise or cause the Administrator or others to exercise the voting rights at meetings of the Managed Entities in favour of any matter which, under

the *Business Corporations Act* (Alberta) or such other legislation as may at the relevant time govern the Managed Entities, requires the sanction of a special resolution of the shareholders of the Managed Entities;

(vii) appoint an Inspector if so requested pursuant to Section 10.9;

(viii) resign if removed pursuant to Section 6.3;

(ix) commence to windup and windup the affairs of the Trust if requested pursuant to Section 12.2; and

(x) commence, defend, adjust or settle suits or legal proceedings in connection with the Trust and to represent the Trust in any such suits or legal proceedings (provided that the Trustee shall be required to comply with such authority and requirements only in the event that the Trustee has been provided with reasonable security for the payment of all costs which may be incurred in connection therewith).

Except with respect to the above matters set out in this Section 10.5 and the matters set forth in Sections 6.3, 6.4 and 12.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution unless the contrary is otherwise expressly provided under any specific provisions of this Indenture.

10.6 Meaning of "Special Resolution"

Subject to Section 12.2, the expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purpose of determining such quorum, the holder of any issued Special Voting Unit who is present in person or represented by proxy at the meeting shall not be regarded as representing outstanding Trust Units. For the purpose of determining such percentage of votes upon any such resolution, the holder of any issued Special Voting Unit who is present in person or represented by proxy at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to such number of votes as shall be determined in accordance with the applicable Voting and Exchange Trust Agreement. Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

10.7 Record Date for Voting

For the purpose of determining the Unitholders and any Special Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 60 days and not less than 35 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders and any Special Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder and any Special Unitholder who was a Special Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units or Special Voting Units, as the case may be, and no Unitholder or Special Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 10.2.

10.8 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders and Special Unitholders, whether present at or absent from such meeting, and each and every Unitholder and Special Unitholder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

10.9 Appointment of Inspector

The Trustee shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding for the purpose of considering the appointment of an Inspector to investigate the performance by the Trustee of any of the responsibilities thereof. For the purpose of determining such percentage required for such written request, the holder of any issued Special Voting Unit shall not be regarded as holding Trust Units. The Inspector shall have such powers not inconsistent herewith, as may be conferred upon him at the meeting when he is appointed but in all events shall not have any powers to act in any capacity as the Trustee hereunder or in place or in stead of the Trustee in any manner hereunder.

10.10 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. A Special Unitholder shall have the right to appoint one or more proxies to attend and act for the Special Unitholder at any meeting of Unitholders as determined in accordance with the applicable Voting and Exchange Trust Agreement. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with all provisions of the *Business Corporations Act* (Alberta) and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

10.11 No Breach

Notwithstanding any provisions of this Indenture, Unitholders and Special Unitholders shall have no power to effect any amendment hereto which would require the Trustee to take any action which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

Article 11
Certificates, Registration and Transfer of Trust Units

11.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections 2.4 and 2.5(c) and the provisions of this Article 11 shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the registered ownership of Trust Units and the recording of all such transactions whether by the Trustee, securities dealers, stock exchanges, transfer agents, registrars or other persons.

11.2 Certificates

The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

11.3 Register of Unitholders

A register shall be kept at the principal corporate trust office of the Trustee in the City of Calgary by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate. The Trustee shall designate an office in the Cities of Toronto and Montreal at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary, Toronto and Montreal, the Trustee shall have the power at any time to close

any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The registers referred to in this Section shall at all reasonable times be open for inspection by the Unitholders, the Administrator and the Trustee.

11.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 11, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch registers of transfer maintained by the Trustee or Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 11, Trust Units shall be transferable on the register or one of the branch registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to a Transfer Agent of the Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new certificate for the residue thereof (if any) shall be issued to the transferor.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing certificate to the Trustee, but until such record

is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

11.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

11.6 Performance of Trust

The Trustee, the Administrator, the Unitholders and any officer or agent of the Trustee or Administrator shall not be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

11.7 Lost Certificates

In the event that any certificate for Trust Units is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated certificates. The Trustee shall pay all such premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and

direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated certificate without further action or approval by the Trustee.

11.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Trust Indenture nor give such Unitholder's personal representative a right to an accounting or to take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Trust Units in place of the certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

11.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a non-interest bearing account pending payment to the person or persons entitled thereto. The Trustee shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

11.10 Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged, upon payment by a Unitholder of the Trustee's normal fees and charges relating thereto, for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 11. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled.

Article 12
Termination

12.1 Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2096.

12.2 Termination by Special Resolution of Unitholders

(a) The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for the purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the Trust Units or the Trust Units have become ineligible for investment by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

(b) For the purpose of this Section and notwithstanding any other provision hereof, a quorum of at least 50% of the issued and outstanding Trust Units must be present or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

12.3 Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

12.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

12.5 Sale of Investments

After the date referred to in Section 12.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the Royalty and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 12.2) and the Administrator (subject to any resolution of the Unitholders, in the case of termination pursuant to Section 12.2). Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Royalty and other investments shall have been disposed of, and under no circumstances shall any Unitholder come into possession of any interest in the Royalty, except as permitted in section 3.13.

12.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Royalty and other assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their pro rata shares.

12.7 Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within 6 months after the time specified in the notice referred to in Section 12.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their pro rata shares of the amounts referred to in Section 12.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

12.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of the Royalty or other assets or cash forming part of the Trust Fund after the date referred to in Section 12.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 12.6.

Article 13
Supplemental Indentures

13.1 Provision for Supplemental Indentures

From time to time the Trustee may, subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver by its proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) adding to the provisions hereof such additional provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Trustee prejudicial to the interests of the Unitholders;

(b) giving effect to any Special Resolution passed as provided in Article 10;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof;

(e) modifying any of the provisions of this Indenture (including relieving the Administrator from any obligations, conditions or restrictions herein contained) provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative; and

(f) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby.

Article 14
Notices to Unitholders

14.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch register is maintained. Any notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

14.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

14.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

14.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

Article 15
Auditors

15.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Alberta.

15.2 Appointment of Auditors

The Trustee hereby appoints KPMG Peat Marwick Thorne, Chartered Accountants, as the Auditors of the Trust, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee. The Auditors will be appointed at each annual meeting of Unitholders, and the Trustee shall, from time to time, approve the remuneration to be paid to the Auditors.

15.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of a majority of votes cast by Unitholders at a meeting duly called for the purpose.

15.4 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 16.3.

Article 16
Accounts, Records and Financial Statements

16.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all

transactions of the Trust, a list of the Royalty and other assets of the Trust Fund from time to time and a copy of this Indenture and the Material Contracts with any amendments thereto.

16.2 Quarterly Reporting to Unitholders

The Trustee will mail to each Unitholder on or before May 30, August 29 and November 29 in each year, an unaudited quarterly financial statement of the Trust Fund for the most recent calendar quarter and an unaudited statement of receipts and disbursements related to the Royalty.

16.3 Annual Reporting to Unitholders

The Trustee will mail:

(a) to each Unitholder, within 140 days after the end of each year, the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon;

(b) to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, tax reporting information relating to such year for the purpose of enabling such persons to report the income tax consequences of their respective investments in Trust Units in their respective annual Canadian income tax returns; and

(c) annually to each Unitholder a summary review of the acquisitions and dispositions of assets that have occurred during the preceding year, and activities conducted thereon, including well locations and aggregate amounts of petroleum and natural gas produced therefrom and related operating costs. A summary description of material changes in the Trust's financial affairs and their expected impact on Unitholders will also be provided.

16.4 Additional Reporting to Unitholders

If any material change occurs in relation to the Trust, Unitholders will be advised thereof in accordance with applicable law and regulatory policy. The Trust will comply with its continuous disclosure obligations under all applicable securities legislation.

16.5 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list

(the "basic list") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units: or

(iii) any other matter relating to the affairs of the Trust.

16.6 Income Tax: Obligation of the Trustee

The Trustee shall satisfy, perform and discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

16.7 Income Tax: Designations

In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, and any interest payable to Unitholders in the year, as shall be permitted under the provisions of the Tax

Act and as the Trustee in its sole discretion shall deem to be reasonable and equitable. In the first year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

16.8 Income Tax: Deductions

The Administrator shall determine the tax deductions to be claimed by the Trust in any year, and the Trustee shall claim such deductions for the purposes of computing the income of the Trust pursuant to the provisions of the Tax Act.

16.9 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

Article 17
Take-Over Bid Provisions

17.1 Definitions

In this Article 17:

(a) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in section 17.2 and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(b) "**Offer**" means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(c) "**offer to acquire**" includes an acceptance of an offer to sell;

(d) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Trust Units;

(e) "**Offeror's Notice**" means the notice described in section 17.3;

(f) "**Offeror's Units**" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror;

17.2 Offers for Trust Units

If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Units;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer, and

(c) the Offeror complies with sections 17.3 and 17.5

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

17.3 Offeror's Notice

Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to subsection (2), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

(a) Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(c) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(d) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Fund within 21 days after the date of the sending of the Offeror's Notice.

17.4 Delivery of Trust Unit Certificates

A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection (3) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trustee, duly endorsed for transfer.

17.5 Payment for Trust Units

Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection (3), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to section 17.2.

17.6 Deposit of Funds

The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under section 17.5. The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

17.7 Transfer of Trust Units

Within 30 days after the date of the sending of an Offeror's Notice pursuant to section 17.3, the Trustee, if the Offeror has complied with section 17.5 shall:

(a) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(b) send to each Dissenting Unitholder who has complied with section 17.4 the consideration to which such Dissenting Unitholder is entitled under this Article 17; and

(c) send to each Dissenting Unitholder who has not complied with section 17.4 a notice stating that:

   (i) his or her Trust Units have been transferred to the Offeror;

   (ii) the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

   (iii) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Certificate(s) or such other documents as the Trustee, or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

17.8 Delivery of Offer to the Trustee

An Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trustee.

Article 18
Miscellaneous

18.1 Continued Listing

The Trustee hereby appoints the Administrator as its agent and the Administrator hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on The Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations of each of the provinces of Canada.

18.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and, in the case of the Administrator, its assigns.

18.3 Counterparts

This Trust Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.4 Severability

If any provision of this Trust Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

18.5 Day Not a Business Day

In the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

18.6 Time of the Essence

Time shall be of the essence in this Trust Indenture.

18.7 Governing Law

This Trust Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

18.8 Notices to Trustee and Administrator

(a) Any notice to the Trustee under this Trust Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of the Trust at the principal trust office of the Trustee at 710, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, Attention: Manager Corporate Trust or to the attention of any employee or officer of the Trustee who shall be designated by the Trustee, or may be given by telex or telecommunications device, at (403) 267-6598 and shall be deemed to have been given on the date of delivery or, if mailed, effective five (5) days after deposit in the Canadian mail.

(b) Any notice to the Administrator under this Trust Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Administrator at 1310, 111 - 5th Avenue S.W., Calgary, Alberta T2P 3Y6, Attention: the President, or may be given by telex or telecommunications device at (403) 268-7499 and shall be deemed to have been effectively given on the date of delivery or, if mailed, five (5) days after deposit in the Canadian mail.

(c) The Administrator or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Administrator or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, telex, telecommunications device or other means of prepaid, transmitted and recorded communication.

18.9 References to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

Executed and delivered.

Schedule

To the annexed indenture dated as of May 16, 1996 and amended and restated as of October 9, 2002

and made between

SHININGBANK ENERGY LTD.,
RICHARDSON GREENSHIELDS OF CANADA LIMITED

and

COMPUTERSHARE TRUST COMPANY OF CANADA

(Form of Certificate for the Trust
Units in the English Language)

TRUST UNITS

Shiningbank Energy Income Fund

(a trust created under the laws of the Province of Alberta
by a Trust Indenture dated as of May 16, 1996)

No.______________________________ ______________________________
Trust Units

CUSIP__________________________

THIS CERTIFIES THAT

____

is the registered holder of ____________ fully paid Trust Units issued by Shiningbank Energy Income Fund.

The Trust Units represented by this Certificate are issued upon the terms and subject to the conditions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") dated as of May 16, 1996 and amended and restated as of October 9, 2002 and made between Richardson Greenshields of Canada Limited, Shiningbank Energy Ltd. and Computershare Trust Company of Canada (the "Trustee") which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this Certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable photocopying costs from the head office of Shiningbank Energy Income Fund (the "Trust").

This Trust Certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the registers to be kept at the office of the Trustee in the City of Calgary and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

This Trust Certificate shall not be valid for any purpose until it shall have been certified by the Trustee under the Trust Indenture.

Executed and delivered.

DATED ____________________

Shiningbank Energy Income Fund by Shiningbank Energy Ltd., as Administrator

Per:____________________________________
Authorized Officer

(Form of Trustee's Certificate)

This Trust Certificate is one of the Trust Certificates referred to in the Trust Indenture within mentioned and certified by Computershare Trust Company of Canada, as Trustee.

COMPUTERSHARE TRUST COMPANY OF CANADA, Trustee

Per:__________________________________

Authorized Officer

Transfer Form

For Value Received the undersigned sells, assigns and transfers unto

____

____

(please print or typewrite name and address of assignee)

__________ Trust Units of Shiningbank Energy Income Fund represented by this Trust Certificate and hereby irrevocable constitutes and appoints the Trustee as Attorney to transfer the said Trust Units on the registers of the Trustee for the said purpose, with full power of substitution in the premises.

Dated _________________ ___________________________________

____

(Signature of Transferor)

____

The signature of the registered holder of the within Trust Certificate to the foregoing assignment must be guaranteed by a chartered bank, by a trust company, or a member firm of The Toronto Stock Exchange.

UNANIMOUS SHAREHOLDER AGREEMENT

Among

Shiningbank Holdings Corporation

and

Computershare Trust Company of Canada

and

Proximus Energy Corporation

and

Kivacorp Petroleum Ltd.

October 9, 2002

Unanimous Shareholder Agreement
October 9, 2002

Between

SHININGBANK HOLDINGS CORPORATION, a body corporate with offices in Calgary, Alberta (the "Corporation")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta, for and on behalf of the Fund (the "Trustee")

- and -

PROXIMUS ENERGY CORPORATION, a body corporate with offices in Calgary, Alberta (the "Proximus")

- and -

KIVACORP PETROLEUM LTD., a body corporate with offices in Calgary, Alberta (the "Kivacorp")

Recitals

A. The Corporation was incorporated on July 24, 2002 under the *Business Corporations Act* (Alberta) as 999972 Alberta Inc.; the Articles of Incorporation were amended October 8, 2002 to, among other things, change the name of the Corporation; the sole holder of voting shares of the Corporation is the Fund, and Proximus and Kivacorp are all of the holders of non-voting Exchangeable shares;

B. The authorized capital of the Corporation consists of an unlimited number of voting Common shares and an unlimited number of non-voting Exchangeable shares which are exchangeable, at the option of the holder, to Trust Units;

C. The Fund is an open-end investment trust created under the laws of the Province of Alberta pursuant to the Trust Indenture;

E. The Trustee has been appointed as trustee for the Unitholders pursuant to the Trust Indenture;

F. The Parties wish to establish the rights and obligations of the Fund in respect of the Shares now or hereafter owned by it, the rights of the Unitholders and the management and control of the Corporation and certain other matters as hereinafter set forth;

G. The Parties intend that this Agreement shall operate and be construed as a unanimous shareholder agreement under the Act;

H. The Parties have agreed to do all such things as may be necessary in order to give effect to this Agreement; and

I. The Trustee joins in this Agreement as Trustee for and on behalf of the Unitholders and the Fund and in no other capacity.

The parties agree as follows.

Article 1
Interpretation

1.1 The parties hereto represent that, to the extent that the subject matter therein is within their knowledge or control, the recitals to this Agreement are true and correct and the parties hereto agree that the same form an integral part of this Agreement.

1.2 In the Agreement unless there is something in the subject matter or context inconsistent therewith:

"Act" means the *Business Corporations Act* (Alberta), as amended from time to time and every statute that may be substituted therefor, and in the case of any such amendment and substitution, any reference in this Agreement to the Act shall be read as referring to the amended or substituted provisions therefor;

"Administrative Services Agreement" means the Administrative Services Agreement dated October 9, 2002 between the Corporation and the Trustee, as Trustee for and on behalf of the Fund, as amended;

"Affiliate" has the meaning ascribed thereto in the Act;

"Agreement" means this Agreement and any agreements or schedules supplemental or ancillary hereto and the expression "Article" followed by a number means and refers to the specified Article of this Agreement;

"Appoint" includes "elect" and vice versa;

"Articles of Incorporation" means the Articles of Incorporation of the Corporation, as the same may be amended from time to time;

"By-Laws" means the by-laws of the Corporation from time to time in force and effect;

"Directors" means the members of the Board of Directors of the Corporation;

"Fund" means Shiningbank Energy Income Fund;

"Parties" means the parties to this Agreement;

"Person" means an individual, corporation, partnership, trustee, syndicate, entity, association or unincorporated organization, and words importing persons have a similar meaning;

"Shares" means the common voting shares of the Corporation of any class that entitles the holder thereof to vote in favour of the election of Directors from time to time outstanding which, as of the date hereof, consists of 100 Common shares without nominal or par value, which are held by the Fund;

"Special Resolution" means a resolution of Unitholders passed by a majority of not less than two-thirds of the votes cast by the Unitholders who voted in respect of such resolution;

"Special Voting Unit" has the meaning ascribed thereto in the Trust Indenture;

"Special Unitholder" means the holder from time to time of a Special Voting Unit;

"Trust Indenture" means the amended and restated Trust Indenture made as of October 9, 2002, among Richardson Greenshields of Canada Limited, Shiningbank Energy Ltd. and the Trustee providing for the establishment of the Fund and the creation and issue of the Trust Units, as the same may be amended from time to time;

"Trust Units" has the meaning ascribed thereto in the Trust Indenture; and

"Unitholders" means the holders from time to time of one or more Trust Units.

1.3 Unless the context otherwise requires, where capitalized terms defined in the Trust Indenture are used herein without definition, the definitions set out therein shall apply to this Agreement.

1.4 In this Agreement, words importing the singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neuter gender and vice versa where the context so requires.

1.5 The division of this Agreement into Articles and Sections and the Article and Section headings are for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

Article 2
Effect and Implementation of Agreement

2.1 This Agreement constitutes a unanimous shareholder agreement within the meaning of the Act.

2.2 The Trustee on behalf of the Fund covenants and agrees that at all times it shall vote or cause to be voted the Shares of the Corporation owned by the Fund to accomplish and give effect to the terms and conditions of this Agreement.

2.3 In the event of any conflict between the provisions of this Agreement on the one hand, and the Articles of Amalgamation or By-Laws on the other, the Trustee on behalf of the Fund agrees to vote or to cause to be voted the Shares owned by the Fund so as to cause the Articles or By-laws, or both, as the case may be, to be amended to resolve any such conflict in favour of the provisions of this Agreement.

2.4 The Corporation by its execution hereof acknowledges that it has actual notice of the terms of this Agreement, consents hereto and hereby covenants with the Trustee for the benefit of the Fund and the Unitholders that it will at all times during the terms of this Agreement be governed by the terms and provisions hereof in carrying out its business and affairs and, accordingly, shall give or cause to be given such notices, execute or cause to be executed such documents and do or cause to be done all such acts, matters and things as may from time to time be necessary or required to carry out the terms and intent hereof.

2.5 For purposes of Section 2.7 of the Trust Indenture, the parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee on behalf of the Fund and the obligations of the Trustee hereunder shall not be personally binding upon the Trustee or any of the holders of Trust Units and that any recourse against the Fund, the Trustee or any holders of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which

this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund; provided however that the limitation on recourse against the Trustee shall not be limited as aforesaid in the event of the fraud, wilful default or gross negligence of the Trustee.

Article 3
Directions to Trustee

3.1 The Board of Directors of the Corporation shall consist of a minimum of three members and a maximum of nine members, and shall initially be set at five members. The members of the Board of Directors shall be selected by a vote of the Unitholders and Special Unitholders at a meeting of Unitholders and Special Unitholders held in accordance with the Trust Indenture and thereafter the Trustee on behalf of the Fund shall elect the individuals so selected by the Unitholders and Special Unitholders to the Board of Directors of the Corporation.

3.2 The Trustee on behalf of the Fund shall only vote the Shares of the Corporation as resolved by the Unitholders and Special Unitholders at a meeting of Unitholders and Special Unitholders held in accordance with the Trust Indenture with respect to all matters set out in section 10.5 of the Trust Indenture.

Article 4
Voting

4.1 Unitholders shall be entitled to notice of, to attend at and to direct the manner in which the Trustee on behalf of the Fund will vote the Shares owned by the Fund at any meeting of, and in respect of any matter put before the shareholders of the Corporation including, without limitation, voting on the election of directors of the Corporation, receiving its financial statements and appointing its auditors and the auditors of the Fund. Prior to the Trustee on behalf of the Fund voting the Shares owned by the Fund, each Unitholder shall be entitled to vote in respect of the matter at a meeting of Unitholders called for the purpose of considering the matter on the basis of one vote per Trust Unit held and the Trustee on behalf of the Fund shall be required to vote the Shares owned by the Fund in accordance with the result of the vote of Unitholders on the matter.

4.2 Without limitation, the rights granted to Unitholders pursuant to Section 4.1 hereof, shall include the entitlement to direct the Trustee on behalf of the Fund as to how to vote the Shares owned by the Fund at any meeting of shareholders at which amendments to this Agreement are being proposed, to vote on such amendments.

4.3 Notwithstanding any provision herein to the contrary, the Trustee acknowledges and agrees with the parties hereto that it shall have no voting rights in respect of the Trust Units

registered in the name of the Fund and that any such rights shall be exercised solely by Unitholders.

Article 5
Issue of Shares

5.1 The Corporation may not issue any further Shares provided, however, that additional Shares may be issued if approval of Unitholders by Special Resolution is obtained and upon any such holder becoming a party to this Agreement in accordance with Section 10.1.

Article 6
Waiver

6.1 To the extent permitted by law, the Trustee on behalf of the Fund waives each and every provision contained in the Articles of Amalgamation or By-laws insofar as they may conflict with the provisions of this Agreement.

Article 7
Subsequent Parties to this Agreement

7.1 Any Person who shall hereafter become the registered owner of one or more Shares shall, prior to becoming such registered holder, and any replacement of the Trustee shall, prior to becoming the Trustee, execute one or more counterparts of this Agreement (whether or not the same has previously been executed by any other Person(s)) and shall thereafter be entitled to all of the benefits of and be bound by the terms and conditions of this Agreement in the same manner as if it had been an original party hereto.

Article 8
Fund No Longer Bound

8.1 If the Trustee on behalf of the Fund has disposed of all of the Shares owned by the Fund it shall no longer be bound by any of the provisions of this Agreement provided that it shall be a condition of any sale of the Shares that the transferee of the Shares shall become a party to and be subject to this Agreement in accordance with Article 10.

Article 9
Term of Agreement

9.1 This Agreement shall be in effect until terminated, cancelled or amended in writing by the agreement of the Corporation and the Trustee on behalf of the Fund, provided that the Trustee will only act on the direction of a Special Resolution of the Unitholders.

Article 10
Covenant for Further Agreements

10.1 The Corporation and the Trustee on behalf of the Fund covenant and agree that the parties shall execute and deliver a unanimous shareholder agreements containing the same terms and conditions as this Agreement relating to the rights of the Unitholders with respect to any wholly-owned subsidiary of the Fund in addition to the Corporation, or any subsidiary of a wholly-owned subsidiary of Fund, including the Corporation, created or acquired during the term of this Agreement.

Article 11
General Provisions

11.1 Each party hereto covenants and agrees to execute or cause to be done or executed all such further and other acts, deeds, things, instruments and assurances whatsoever for the better or more perfect and absolute performance of the terms and conditions of this Agreement.

11.2 Each communication provided for in this Agreement or arising in connection therewith (including the service of any documents or notices as may be required by any court or judge or by any court proceedings) shall be in writing and shall be mailed or delivered to the parties addressed as follows:

the Corporation:	Shiningbank Holdings Corporation Suite 1310, 111 - 5th Avenue S.W. Calgary, Alberta T2P 3Y6 Attention: President Fax: (403) 268-7499
the Trustee:	Computershare Trust Company of Canada Suite 710, 530 - 8th Avenue SW Calgary, Alberta T2P 3S8 Attention: Manager, Corporate Trust Department Fax: (403) 267-6598

Each party may change its mailing or delivery address by giving to the other parties written notice to that effect.

11.3 Each such communication shall, if delivered be deemed to have been given to and received by the addressee when delivered or, if mailed at any post office in Canada by prepaid registered post in an envelope addressed to the party to whom the same is directed, be deemed to have been given to and received by the addressee on the fifth (5th) business day following the mailing, except where there exists a labour strike or disturbance the result of

which is the interference to normal mail deliveries, in which case every communication provided for in this Agreement or arising in connection herewith shall be delivered to the parties at the above addresses.

11.4 Without restricting the generality of the foregoing, the holder of any Shares or Trust Units now owned or hereinafter acquired by any Person shall have the benefits granted to such holder under this Agreement and shall be subject to the obligations imposed by this Agreement on such holders.

11.5 The Trustee joins in this Agreement on behalf of the Fund and the Unitholders and agrees to be bound hereby and to take all necessary measures to enforce this Agreement and all benefits and obligations created hereunder in favour of the Unitholders.

11.6 This Agreement may be executed in any number of counterparts with the same effect as if all the parties hereto signed the same document. All counterparts shall be construed together and shall constitute one instrument.

11.7 Notwithstanding the place of negotiation or execution of this Agreement or the province of residence of any of the parties hereto or of any of the Unitholders, it is agreed that this Agreement shall be interpreted and construed in accordance with the laws of the Province of Alberta and the Corporation and the Trustee hereby attorn to the exclusive jurisdiction of the courts of the Province of Alberta.

11.8 Should any portion of this Agreement be judicially held to be invalid or wholly or partially unenforceable, such holding shall not invalidate or void the remainder of this Agreement, and the parties hereby agree that the parts so held to be wholly or partially invalid or unenforceable shall be deemed to have been stricken herefrom with the same force and effect as if such part or parts had never been included herein or had always been revised and reduced in scope so as to be valid and enforceable, as the case may be.

11.9 This Agreement shall enure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors and permitted assigns and, through the Trustee, this Agreement shall enure to the benefit of and be binding upon the Unitholders, their respective heirs, executors, administrators, successors and permitted assigns.

11.10 Any and all certificates representing Shares now or hereafter beneficially owned by the Fund or any other Person during the term of this Agreement (whether such certificates are issued initially or with respect to a transfer or otherwise) shall have endorsed thereon in bold type the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A UNANIMOUS SHAREHOLDER AGREEMENT, WHICH AGREEMENT CONTAINS RESTRICTIONS RELATING TO THE TRANSFER, HYPOTHECATION OR OTHER DISPOSITION OF SUCH SHARES AND NOTICE OF THE TERMS AND CONDITIONS OF SUCH AGREEMENT IS HEREBY GIVEN."

11.11 This Agreement shall constitute the entire agreement between the parties and may be modified or amended only in accordance with the terms of this agreement, in writing by authorized representatives of each of the parties.

11.12 Time shall be of the essence of this Agreement.

Executed and delivered.

SHININGBANK HOLDINGS CORPORATION	**COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee for Shiningbank Energy Income Fund**
Per: "signed"	Per: "signed"
Per: "signed"	Per: "signed"

PROXIMUS ENERGY CORPORATION	**KIVACORP PETROLEUM LTD.**
Per: "signed"	Per: "signed"

UNANIMOUS SHAREHOLDER AGREEMENT

Among

Shiningbank Energy Ltd.

and

Shiningbank Holdings Corporation

and

Computershare Trust Company of Canada

October 9, 2002

Unanimous Shareholder Agreement
October 9, 2002

Among

SHININGBANK HOLDINGS CORPORATION, a body corporate with offices in Calgary, Alberta ("SHC")

and

SHININGBANK ENERGY LTD., a body corporate with offices in Calgary, Alberta (the "Corporation")

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta, for and on behalf of the Unitholders (the "Trustee")

Recitals

A. The Corporation was amalgamated on October 9, 2002 under the *Business Corporations Act* (Alberta) and the sole shareholder of the Corporation is SHC;

B. The authorized capital of the Corporation consists of an unlimited number of Common shares and an unlimited number of Preferred shares;

C. The Fund is an open-end investment trust created under the laws of the Province of Alberta pursuant to the Trust Indenture;

D. The Trustee has been appointed as trustee for the Unitholders pursuant to the Trust Indenture;

E. Pursuant to the Royalty Agreement, the Fund has purchased the Royalty from the Corporation;

F. The Parties wish to establish the rights and obligations of SHC in respect of the Shares now or hereafter owned by it, the rights of the Unitholders and the management and control of the Corporation and certain other matters as hereinafter set forth;

G. The Parties intend that this Agreement shall operate and be construed as a unanimous shareholder agreement under the Act;

H. The Parties have agreed to do all such things as may be necessary in order to give effect to this Agreement; and

I. The Trustee joins in this Agreement as Trustee for and on behalf of the Unitholders and in no other capacity.

The parties agree as follows.

Article 1
Interpretation

1.1 The parties hereto represent that, to the extent that the subject matter therein is within their knowledge or control, the recitals to this Agreement are true and correct and the parties hereto agree that the same form an integral part of this Agreement.

1.2 In the Agreement unless there is something in the subject matter or context inconsistent therewith:

"Act" means the *Business Corporations Act* (Alberta), as amended from time to time and every statute that may be substituted therefor, and in the case of any such amendment and substitution, any reference in this Agreement to the Act shall be read as referring to the amended or substituted provisions therefor;

"Administrative Services Agreement" means the Administrative Services Agreement dated October 9, 2002 between the Corporation and the Trustee, as Trustee for and on behalf of the Fund, as amended;

"Affiliate" has the meaning ascribed thereto in the Act;

"Agreement" means this Agreement and any agreements or schedules supplemental or ancillary hereto and the expression "Article" followed by a number means and refers to the specified Article of this Agreement;

"Appoint" includes "elect" and vice versa;

"Articles of Amalgamation" means the Articles of Amalgamation of the Corporation, as the same may be amended from time to time;

"By-Laws" means the by-laws of the Corporation from time to time in force and effect;

"Directors" means the members of the Board of Directors of the Corporation;

"Fund" means Shiningbank Energy Income Fund;

"Parties" means the parties to this Agreement;

"Person" means an individual, corporation, partnership, trustee, syndicate, entity, association or unincorporated organization, and words importing persons have a similar meaning;

"Royalty" means the Royalty payable by the Corporation to the Fund pursuant to the Royalty Agreement;

"Royalty Agreement" means the Royalty Agreement made as of July 31, 1996, as amended and restated on November 1, 2001 and the date hereof, between the Corporation (or its predecessors) and the Trustee for and on behalf of the Fund;

"Shares" means the shares of the Corporation of any class from time to time outstanding which, as of the date hereof, consists of 100 Common shares without nominal or par value, which are held by SHC;

"Special Resolution" means a resolution of Unitholders passed by a majority of not less than two-thirds of the votes cast by the Unitholders who voted in respect of such resolution;

"Special Voting Unit" has the meaning ascribed thereto in the Trust Indenture;

"Special Unitholders" means the holders from time to time of a Special Voting Unit;

"Trust Indenture" means the amended and restated Trust Indenture made as of October 9, 2002, among Richardson Greenshields of Canada Limited, the Corporation and the Trustee providing for the establishment of the Fund and the creation and issue of the Trust Units, as the same may be amended from time to time;;

"Trust Units" has the meaning ascribed thereto in the Trust Indenture; and

"Unitholders" means the holders from time to time of one or more Trust Units.

1.3 Unless the context otherwise requires, where capitalized terms defined in the Trust Indenture are used herein without definition, the definitions set out therein shall apply to this Agreement.

1.4 In this Agreement, words importing the singular number shall include the plural and vice versa and words importing the masculine gender shall include the feminine or neuter gender and vice versa where the context so requires.

1.5 The division of this Agreement into Articles and Sections and the Article and Section headings are for convenience of reference only and shall not affect the interpretation or construction of this Agreement.

Article 2
Effect and Implementation of Agreement

2.1 This Agreement constitutes a unanimous shareholder agreement within the meaning of the Act.

2.2 SHC covenants and agrees that at all times it shall vote or cause to be voted the Shares of the Corporation owned by it to accomplish and give effect to the terms and conditions of this Agreement.

2.3 In the event of any conflict between the provisions of this Agreement on the one hand, and the Articles of Amalgamation or By-Laws on the other, SHC agrees to vote or to cause to be voted the Shares owned by it so as to cause the Articles or By-laws, or both, as the case may be, to be amended to resolve any such conflict in favour of the provisions of this Agreement.

2.4 The Corporation by its execution hereof acknowledges that it has actual notice of the terms of this Agreement, consents hereto and hereby covenants with SHC and the Trustee for the benefit of the Fund and the Unitholders that it will at all times during the terms of this Agreement be governed by the terms and provisions hereof in carrying out its business and affairs and, accordingly, shall give or cause to be given such notices, execute or cause to be executed such documents and do or cause to be done all such acts, matters and things as may from time to time be necessary or required to carry out the terms and intent hereof.

2.5 For purposes of Section 2.7 of the Trust Indenture, the parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee on behalf of the Fund and the obligations of the Trustee hereunder shall not be personally binding upon the Trustee or any of the holders of Trust Units and that any recourse against the Fund, the Trustee or any holders of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund; provided however that the limitation on recourse against the Trustee shall not be limited as aforesaid in the event of the fraud, wilful default or gross negligence of the Trustee.

Article 3
Directions to SHC

3.1 The Board of Directors of the Corporation shall consist of a minimum of three members and a maximum of nine members, and shall initially be set at five members. The members of the Board of Directors shall be selected by a vote of the Unitholders and Special Unitholders at a meeting of Unitholders and Special Unitholders held in accordance with the Trust Indenture and thereafter SHC shall elect the individuals so selected by the Unitholders and Special Unitholders to the Board of Directors of the Corporation.

3.2 SHC shall only vote the Shares of the Corporation as resolved by the Unitholders and Special Unitholders at a meeting of Unitholders and Special Unitholders held in accordance with the Trust Indenture with respect to all matters set out in section 10.5 of the Trust Indenture.

Article 4
Voting

4.1 Unitholders shall be entitled to notice of, to attend at and to direct the manner in which SHC will vote its Shares at any meeting of, and in respect of any matter put before the shareholders of the Corporation including, without limitation, voting on the election of directors of the Corporation, receiving its financial statements and appointing its auditors and the auditors of the Fund. Prior to SHC voting its Shares, each Unitholder shall be entitled to vote in respect of the matter at a meeting of Unitholders called for the purpose of considering the matter on the basis of one vote per Trust Unit held and SHC shall be required to vote its Shares in accordance with the result of the vote of Unitholders on the matter.

4.2 Without limitation, the rights granted to Unitholders pursuant to Section 4.1 hereof, shall include the entitlement to direct SHC as to how to vote its Shares at any meeting of shareholders at which amendments to this Agreement are being proposed, to vote on such amendments.

4.3 Notwithstanding any provision herein to the contrary, the Trustee acknowledges and agrees with the parties hereto that it shall have no voting rights in respect of the Trust Units registered in the name of the Fund and that any such rights shall be exercised solely by Unitholders.

Article 5
Issue of Shares

5.1 The Corporation may not issue any further Shares provided, however, that additional Shares may be issued if approval of Unitholders by Special Resolution is obtained and upon any such holder becoming a party to this Agreement in accordance with Section 10.1.

Article 6
Waiver

6.1 To the extent permitted by law, SHC waives each and every provision contained in the Articles of Amalgamation or By-laws insofar as they may conflict with the provisions of this Agreement.

Article 7
Subsequent Parties to this Agreement

7.1 Any Person who shall hereafter become the registered owner of one or more Shares shall, prior to becoming such registered holder, and any replacement of the Trustee shall, prior to becoming the Trustee, execute one or more counterparts of this Agreement (whether or not the same has previously been executed by any other Person(s)) and shall thereafter be entitled to all of the benefits of and be bound by the terms and conditions of this Agreement in the same manner as if it had been an original party hereto.

Article 8
SHC No Longer Bound

8.1 If SHC has disposed of all of its Shares it shall no longer be bound by any of the provisions of this Agreement provided that it shall be a condition of any sale of the Shares that the transferee of the Shares shall become a party to and be subject to this Agreement in accordance with Article 10.

Article 9
Term of Agreement

9.1 This Agreement shall be in effect until terminated, cancelled or amended in writing by the agreement of SHC, the Corporation and the Trustee, provided that the Trustee will only act on the direction of a Special Resolution of the Unitholders.

Article 10
Covenant for Further Agreements

10.1 SHC and the Trustee covenant and agree that the parties shall execute and deliver a unanimous shareholders agreement containing the same terms and conditions as this Agreement relating to the rights of the Unitholders with respect to any wholly-owned subsidiary of SHC in addition to the Corporation, or any subsidiary of a wholly-owned subsidiary of SHC, including the Corporation, created or acquired during the term of this Agreement.

Article 11
General Provisions

11.1 Each party hereto covenants and agrees to execute or cause to be done or executed all such further and other acts, deeds, things, instruments and assurances whatsoever for the better or more perfect and absolute performance of the terms and conditions of this Agreement.

11.2 Each communication provided for in this Agreement or arising in connection therewith (including the service of any documents or notices as may be required by any court or judge or by any court proceedings) shall be in writing and shall be mailed or delivered to the parties addressed as follows:

SHC:	Shiningbank Holdings Corporation Suite 1310, 111 - 5th Avenue SW Calgary, Alberta T2P 3Y6 Attention: President Fax: (403) 268-7499
the Corporation:	Shiningbank Energy Ltd. Suite 1310, 111 - 5th Avenue SW Calgary, Alberta T2P 3Y6 Attention: President Fax: (403) 268-7499
the Trustee:	Computershare Trust Company of Canada Suite 710, 530 - 8th Avenue SW Calgary, Alberta T2P 3S8 Attention: Manager, Corporate Trust Department Fax: (403) 267-6598

Each party may change its mailing or delivery address by giving to the other parties written notice to that effect.

11.3 Each such communication shall, if delivered be deemed to have been given to and received by the addressee when delivered or, if mailed at any post office in Canada by prepaid registered post in an envelope addressed to the party to whom the same is directed, be

deemed to have been given to and received by the addressee on the fifth (5th) business day following the mailing, except where there exists a labour strike or disturbance the result of which is the interference to normal mail deliveries, in which case every communication provided for in this Agreement or arising in connection herewith shall be delivered to the parties at the above addresses.

11.4 Without restricting the generality of the foregoing, the holder of any Shares or Trust Units now owned or hereinafter acquired by any Person shall have the benefits granted to such holder under this Agreement and shall be subject to the obligations imposed by this Agreement on such holders.

11.5 The Trustee joins in this Agreement on behalf of the Unitholders and agrees to be bound hereby and to take all necessary measures to enforce this Agreement and all benefits and obligations created hereunder in favour of the Unitholders.

11.6 This Agreement may be executed in any number of counterparts with the same effect as if all the parties hereto signed the same document. All counterparts shall be construed together and shall constitute one instrument.

11.7 Notwithstanding the place of negotiation or execution of this Agreement or the province of residence of any of the parties hereto or of any of the Unitholders, it is agreed that this Agreement shall be interpreted and construed in accordance with the laws of the Province of Alberta and SHC, the Corporation and the Trustee hereby attorn to the exclusive jurisdiction of the courts of the Province of Alberta.

11.8 Should any portion of this Agreement be judicially held to be invalid or wholly or partially unenforceable, such holding shall not invalidate or void the remainder of this Agreement, and the parties hereby agree that the parts so held to be wholly or partially invalid or unenforceable shall be deemed to have been stricken herefrom with the same force and effect as if such part or parts had never been included herein or had always been revised and reduced in scope so as to be valid and enforceable, as the case may be.

11.9 This Agreement shall enure to the benefit of and be binding upon the parties hereto, their respective heirs, executors, administrators, successors and permitted assigns and, through the Trustee, this Agreement shall enure to the benefit of and be binding upon the Unitholders, their respective heirs, executors, administrators, successors and permitted assigns.

11.10 Any and all certificates representing Shares now or hereafter beneficially owned by SHC or any other Person during the term of this Agreement (whether such certificates are issued initially or with respect to a transfer or otherwise) shall have endorsed thereon in bold type the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE PROVISIONS OF A UNANIMOUS SHAREHOLDER AGREEMENT, WHICH AGREEMENT CONTAINS RESTRICTIONS RELATING TO THE TRANSFER, HYPOTHECATION OR OTHER DISPOSITION OF SUCH

SHARES AND NOTICE OF THE TERMS AND CONDITIONS OF SUCH AGREEMENT IS HEREBY GIVEN."

11.11 This Agreement shall constitute the entire agreement between the parties and may be modified or amended only in accordance with the terms of this agreement, in writing by authorized representatives of each of the parties.

11.12 Time shall be of the essence of this Agreement.

Executed and delivered.

SHININGBANK ENERGY LTD.

Per: "signed"

Per: "signed"

SHININGBANK HOLDINGS CORPORATION

Per: "signed"

Per: "signed"

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee for SHININGBANK ENERGY INCOME FUND

Per: "signed"

Per: "signed"

8. To vote at the discretion of said proxy upon any amendments to or variations of the above matters or any other matters brought before the Fund Meeting or adjournments thereof.

This Proxy is solicited by management of the Corporation, as administrator of the Fund. If named as proxy, the management designees will vote the Trust Units represented by this proxy as directed above, and if not directed, will vote in favour of each of the matters referred to above.

A Unitholder has the right to appoint a proxy other than management's nominees to attend and act for it at the Fund Meeting. To exercise this right, cross out the names of management's nominees and print the name of your appointee, who need not be a Unitholder, in the space provided above.

The undersigned hereby revokes any proxy previously given to vote at the Fund Meeting.

DATED this ____day of _____________,2005

____

(signature of unitholder)

____

(name of unitholder, please print)

NOTE: Joint owners should each sign; executors, trustees, administrators etc. should include their full title; and for corporations, the proxy must be under seal, or by a duly authorized officer or attorney. A proxy will not be valid unless properly completed, dated (if this proxy is not dated, it shall be deemed to bear the date on which it was mailed) and received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 24 hours preceding the time set for the Fund Meeting, or any adjournment thereof (excluding Saturdays, Sundays and holidays.

SHININGBANK ENERGY INCOME FUND
PROXY FOR SPECIAL AND ANNUAL GENERAL MEETING OF UNITHOLDERS

The undersigned Unitholder of Shiningbank Energy Income Fund (the "Fund") hereby appoints Arne Nielsen, Chairman of Shiningbank Energy Ltd. (the "Corporation") of Calgary, Alberta, or, failing him, David Fitzpatrick, President of the Corporation, of Calgary, Alberta, or instead of them, ________________________________ as proxy of the undersigned with full power of substitution, to attend, act and vote for the undersigned, at the proxy's discretion, except as specified below, at the Special and Annual General Meeting of Unitholders of the Fund, to be held on May 10, 2005, at any adjournments thereof (the "Fund Meeting") and at every poll arising therefrom:

1. **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the appointment of KPMG LLP as auditors of the Fund and to authorize Computershare Trust Company of Canada, as trustee of the Fund (the "Trustee"), to determine the remuneration of the auditors;

2. To direct the Trustee on behalf of the Fund to vote at Shiningbank Holdings Corporation's shareholder meeting on May 10, 2005, with respect to the following matters:

   (a) **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the appointment of KPMG LLP as auditors of Shiningbank Holdings Corporation.

   (b) **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the nominees set out in the accompanying information circular of the Fund dated March 21, 2005 (the "Circular") as the directors of Shiningbank Holdings Corporation for the ensuing year;

3. To direct Shiningbank Holdings Corporation to vote at the Corporation's meeting on May 10, 2005, with respect to the following matters:

   (a) **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the appointment of KPMG LLP as auditors of the Corporation.

   (b) **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the nominees set out in the Circular as the directors of the Corporation for the ensuing year;

4. To direct the Trustee on behalf of the Fund to vote at 1130243 Alberta Inc.'s shareholder meeting on May 10, 2005, with respect to the following matters:

   (a) **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the appointment of KPMG LLP as auditors of 1130243 Alberta Inc.

   (b) **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the nominees set out in the Circular as the directors of 1130243 Alberta Inc. for the ensuing year;

5. **VOTE FOR ____or VOTE AGAINST ___** the resolution, as set out in the Circular, to re-appoint Computershare Trust Company of Canada as the trustee of the Fund in accordance with the Trust Indenture dated May 16, 1996, as amended and restated on March 7, 2003, between the Trustee on behalf of the Fund and the Corporation (the "Trust Indenture");

6. **VOTE FOR ____or VOTE AGAINST ____** the special resolution, as set out in the Circular, to authorize the Trustee to amend the royalty agreement between the Trustee on behalf of the Fund and the Corporation dated July 31, 1996, as amended and restated on February 28, 2003, as further described in the Circular.

7. **VOTE FOR ____or VOTE AGAINST ____** the special resolution, as set out in the Circular, to amend the Trust Indenture, as further described in the Circular.

(see reverse)

SHININGBANK ENERGY INCOME FUND

NOTICE OF THE SPECIAL AND ANNUAL GENERAL MEETING OF UNITHOLDERS

TAKE NOTICE that a special and annual general meeting (the "Fund Meeting") of the Unitholders of Shiningbank Energy Income Fund (the "Fund") will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Ave. S.W., Calgary, Alberta, at 3:00 p.m. (Calgary time) on Tuesday, May 10, 2005 for the following purposes:

1. to receive the consolidated financial statements of the Fund for the year ended December 31, 2004 and the auditors' report thereon;
2. to appoint auditors of the Fund;
3. to direct the appointment of auditors for Shiningbank Holdings Corporation, Shiningbank Energy Ltd. and 1130243 Alberta Inc.;
4. to elect nominees for directors of Shiningbank Holdings Corporation;
5. to elect nominees for directors of Shiningbank Energy Ltd.;
6. to elect nominees for directors of 1130243 Alberta Inc.;
7. to re-appoint Computershare Trust Company of Canada as trustee of the Fund (the "Trustee");
8. to consider a special resolution which, if passed, will amend the Royalty Agreement between the Trustee on behalf of the Fund and Shiningbank Energy Ltd.;
9. to consider a special resolution which, if passed, will amend the Trust Indenture between the Trustee on behalf of the Fund and Shiningbank Energy Ltd.; and
10. to transact any other business which may properly come before the Fund Meeting.

Calgary, Alberta
March 21, 2005

Shiningbank Energy Income Fund by its Administrator,
Shiningbank Energy Ltd.

(signed) "Richard W. Clark"
Richard W. Clark, Corporate Secretary

The specific details of the matters proposed to be put before the Fund Meeting and the text of the resolutions are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF THE FUND WHO ARE UNABLE TO ATTEND THE FUND MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO, OR DEPOSIT IT WITH, COMPUTERSHARE TRUST COMPANY OF CANADA ("COMPUTERSHARE"), STOCK AND BOND TRANSFER DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1. IN ORDER TO BE VALID AND ACTED UPON AT THE FUND MEETING, A FORM OF PROXY MUST BE RECEIVED BY COMPUTERSHARE AT LEAST 24 HOURS BEFORE THE TIME SET FOR THE FUND MEETING OR ANY ADJOURNMENT THEREOF (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS). PLEASE NOTE THAT NO PROXIES CAN BE ACCEPTED AFTER THIS TIME INCLUDING AT THE FUND MEETING. UNITHOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 21, 2005, WILL BE ENTITLED TO NOTICE OF, AND TO ATTEND AND VOTE AT, THE FUND MEETING.

SHININGBANK HOLDINGS CORPORATION

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting of the shareholders of Shiningbank Holdings Corporation ("SHC") will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Ave. S.W., Calgary, Alberta, at 4:00 p.m. (Calgary time) on Tuesday, May 10, 2005, at which Unitholders of Shiningbank Energy Income Fund are entitled to attend, for the following purposes:

1. to receive and consider the financial statements of SHC for the year ended December 31, 2004;

2. to appoint auditors of SHC;

3. to elect directors of SHC; and

4. to transact any other business which may properly come before the meeting.

Calgary, Alberta
March 21, 2005

By Order of the Board of Directors

(signed) "Richard W. Clark"
Richard W. Clark, Corporate Secretary

The specific details of the matters proposed to be put before the meeting of SHC are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND ARE ENTITLED TO ATTEND THIS MEETING BUT ARE NOT ENTITLED TO VOTE. AT THE MEETING OF SHC, COMPUTERSHARE TRUST COMPANY OF CANADA, ON BEHALF OF SHININGBANK ENERGY INCOME FUND, WILL VOTE ALL OF THE SHARES OF SHC ACCORDING TO THE DIRECTIONS GIVEN BY RESOLUTIONS TO BE PASSED AT THE MEETING OF UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND.

SHININGBANK ENERGY LTD.

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting of the shareholders of Shiningbank Energy Ltd. (the "Corporation") will be held at the Calgary Petroleum Club, McMurray Room, 319 - 5th Ave. S.W., Calgary, Alberta, at 4:15 p.m. (Calgary time) on Tuesday, May 10, 2005, at which Unitholders of Shiningbank Energy Income Fund are entitled to attend, for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended December 31, 2004;

2. to appoint auditors of the Corporation;

3. to elect directors of the Corporation; and

4. to transact any other business which may properly come before the meeting.

Calgary, Alberta
March 21, 2005

By Order of the Board of Directors

(signed) "Richard W. Clark"
Richard W. Clark, Corporate Secretary

The specific details of the matters proposed to be put before the meeting of the Corporation are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND ARE ENTITLED TO ATTEND THIS MEETING BUT ARE NOT ENTITLED TO VOTE. AT THE MEETING OF THE CORPORATION, SHININGBANK HOLDINGS CORPORATION WILL VOTE ALL OF THE SHARES OF THE CORPORATION ACCORDING TO THE DIRECTIONS GIVEN BY RESOLUTIONS TO BE PASSED AT THE MEETING OF UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND.

1130243 ALBERTA INC.

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting of the shareholders of 1130243 Alberta Inc. ("1130243") will be held at the Calgary Petroleum Club, McMurray Room, 319 - 5th Ave. S.W., Calgary, Alberta, at 4:30 p.m. (Calgary time) on Tuesday, May 10, 2005, at which Unitholders of Shiningbank Energy Income Fund are entitled to attend, for the following purposes:

1. to receive and consider the financial statements of 1130243 for the year ended December 31, 2004;

2. to appoint auditors of 1130243;

3. to elect directors of 1130243; and

4. to transact any other business which may properly come before the meeting.

Calgary, Alberta
March 21, 2005

By Order of the Board of Directors

(signed) "Richard W. Clark"
Richard W. Clark, Secretary

The specific details of the matters proposed to be put before the meeting of 1130243 are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND ARE ENTITLED TO ATTEND THIS MEETING BUT ARE NOT ENTITLED TO VOTE. AT THE MEETING OF 1130243, COMPUTERSHARE TRUST COMPANY OF CANADA, ON BEHALF OF SHININGBANK ENERGY INCOME FUND, WILL VOTE ALL OF THE SHARES OF 1130243 ACCORDING TO THE DIRECTIONS GIVEN BY RESOLUTIONS TO BE PASSED AT THE MEETING OF UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND.

SHININGBANK ENERGY INCOME FUND

INFORMATION CIRCULAR

SPECIAL AND ANNUAL GENERAL MEETING OF UNITHOLDERS

SOLICITATION OF PROXIES FOR FUND MEETING

This Information Circular is furnished in connection with the solicitation of proxies by the management of Shiningbank Energy Ltd., as the administrator of Shiningbank Energy Income Fund (the "Fund"), for use at the Special and Annual General Meeting (the "Fund Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") issued by the Fund, to be held on May 10, 2005 at 3:00 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting. Information contained herein is given as of March 21, 2005, unless otherwise specifically stated.

SHC SHAREHOLDER'S MEETING

Pursuant to the terms of a Unanimous Shareholder Agreement dated October 9, 2002 (the "SHC Unanimous Shareholder Agreement"), Unitholders are entitled to notice of, and to attend at, the meeting of the shareholders of Shiningbank Holdings Corporation ("SHC") to be held on May 10, 2005 at 4:00 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, but have no right to vote at that meeting. This meeting is described herein as the "SHC Shareholder's Meeting". At the SHC Shareholder's Meeting, Computershare Trust Company of Canada, on behalf of the Fund (the "Trustee"), will vote all of the shares of SHC according to the directions given by resolutions to be passed at the Fund Meeting. The Fund has agreed to refrain from exercising its voting rights as a shareholder of SHC, except as directed by the Unitholders.

CORPORATION SHAREHOLDER'S MEETING

Pursuant to the terms of a Unanimous Shareholder Agreement dated October 9, 2002 (the "Corporation Unanimous Shareholder Agreement"), Unitholders are entitled to notice of, and to attend at, the annual general meeting of Shiningbank Energy Ltd. (the "Corporation") to be held on May 10, 2005 at 4:15 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, but have no right to vote at that meeting. This meeting is described herein as the "Corporation Shareholder's Meeting". At the Corporation Shareholder's Meeting, SHC will vote all of the shares of the Corporation according to the directions given by resolutions to be passed at the Fund Meeting. SHC has agreed to refrain from exercising its voting rights as a shareholder of the Corporation except as directed by the Unitholders.

1130243 SHAREHOLDER'S MEETING

Unitholders shall receive notice of, and may attend at, the annual general meeting of 1130243 Alberta Inc. ("1130243") to be held on May 10, 2005 at 4:30 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, but have no right to vote at that meeting. This meeting is described herein as "1130243 Shareholder's Meeting". At the 1130243 Shareholder's Meeting, the Trustee, on behalf of the Fund, will vote all of the shares of 1130243 according to the directions given by resolutions to be passed at the Fund Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are officers of the Corporation.

A UNITHOLDER HAS A RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A UNITHOLDER OF THE FUND, OTHER THAN A PERSON DESIGNATED IN THE FORM OF PROXY AS NOMINEE, TO ATTEND AND ACT FOR AND ON BEHALF OF SUCH UNITHOLDER AT THE FUND MEETING AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY PROVIDED OR MAY SUBMIT ANOTHER APPROPRIATE FORM OF PROXY. IF A UNITHOLDER APPOINTS A PERSON DESIGNATED IN THE FORM OF PROXY AS NOMINEE AND DOES NOT DIRECT THE SAID NOMINEE TO VOTE EITHER IN FAVOUR OF OR AGAINST OR TO ABSTAIN ON A MATTER OR MATTERS WITH RESPECT TO WHICH AN OPPORTUNITY HAS BEEN GIVEN TO SPECIFY HOW THE TRUST UNITS REGISTERED IN THE NAME OF SUCH UNITHOLDER SHALL BE VOTED, THE PROXY SHALL BE VOTED IN FAVOUR OF SUCH MATTER OR MATTERS.

In order to be acted upon and voted, properly executed proxies of Unitholders must be received at the Toronto office of Computershare Trust Company of Canada, Trustee for the Trust Units, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 24 hours before the time set for the Fund Meeting or any adjournments thereof (excluding Saturdays, Sundays and holidays). Accordingly, such proxies must be received by no later than 3:00 p.m. (Calgary time) on Monday, May 9, 2005. **PLEASE NOTE THAT NO PROXIES CAN BE ACCEPTED AFTER THIS TIME INCLUDING AT THE FUND MEETING.**

Any person or corporation giving a proxy has the power to revoke such proxy prior to the exercise thereof by instrument in writing executed by the Unitholder, or by his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the Toronto office for the Trustee at the address set out above, at least 24 hours before the time set for the Fund Meeting or any adjournments thereof (excluding Saturdays, Sundays and holidays) or with the Chairman of the Fund Meeting prior to the commencement of the Fund Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

ACTION TO BE TAKEN UNDER THE PROXY

Unless the Unitholder specifies otherwise, proxies in the form enclosed which are properly executed and returned will be voted in favour of the matters referred to in the Notices of Meeting. In each case where the giver of a proxy has appropriately specified that the proxy is to be voted otherwise, it will be voted in accordance with the specifications so made. The persons named in the enclosed proxy, who are members of the management of the Corporation, may, if in their judgment it is deemed to be advisable, vote such proxy to adjourn the Fund Meeting from time to time. It is the intention that, as to any matters or business other than the matters described herein which may be properly brought before the meeting, a vote may be cast pursuant to the enclosed proxy in accordance with the judgment of the person or persons voting the same. Management of the Corporation knows of no such amendments, variations, or other matters to come before the meeting other than the matters referred to in the Notices of Meeting.

SIGNATURE OF PROXY

The Form of Proxy must be executed by the Unitholder or his attorney authorized in writing, or if a Unitholder is a corporation, the Form of Proxy must be signed in its corporate name under its corporate seal or under the hand of any officer or attorney duly authorized and persons signing as executors, administrators, trustees or in some other representative capacity should so indicate following their signature. The appropriate instrument evidencing qualification and authority to act should accompany the proxy (unless such has been previously filed with the Trustee or the Fund). **IF YOUR TRUST UNITS ARE REGISTERED IN THE NAME OF A BROKER OR OTHER INTERMEDIARY, THE FORM OF PROXY RECEIVED BY THE TRUSTEE MUST BE SIGNED BY THE REGISTERED HOLDER. THE INSTRUCTIONS FROM THE INTERMEDIARY ENCLOSED WITH THE FORM OF PROXY SHOULD BE FOLLOWED.**

THIS SOLICITATION IS MADE ON BEHALF OF THE ADMINISTRATOR OF THE FUND

The solicitation is made on behalf of the Fund by the management of the Corporation, as the administrator of the Fund. This solicitation is being made primarily by mail but may also be made personally by telephone and facsimile by directors, officers and other employees of the Corporation who have been delegated responsibility for the solicitation of proxies on behalf of the Fund and who will not be additionally compensated therefore. The total cost of soliciting proxies will be borne by the Fund.

TRUST UNITS ENTITLED TO VOTE AND PRINCIPAL UNITHOLDERS

Pursuant to the terms of the Trust Indenture dated May 16, 1996, as amended and restated on March 7, 2003 between the Corporation and the Trustee, on behalf of the Fund (the "Trust Indenture"), Unitholders are entitled to notice of, and to attend at the Fund Meeting and to one vote per Trust Unit held on any ballot thereat.

The Corporation has set the close of business of the Trustee at its office in Calgary, Alberta, on March 21, 2005 (the "Record Date") as the date for determination of Unitholders entitled to receive notice of the Fund Meeting, the SHC Shareholder's Meeting, the Corporation Shareholder's Meeting and the 1130243 Shareholder's Meeting. The registered Unitholders at that time are entitled to attend and vote at the Fund Meeting and to attend the SHC Shareholder's Meeting, the Corporation Shareholder's Meeting and the 1130243 Shareholder's Meeting.

As at the Record Date, the Fund had 54,309,735 issued and outstanding Trust Units. In addition, there are 617,096 Exchangeable Shares (as defined below) issued and outstanding, which Exchangeable Shares are entitled to one vote per share at the Fund Meeting. To the best of the knowledge of the management of the Corporation, no persons beneficially own, directly or indirectly, Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units.

MATTERS TO BE CONSIDERED AT THE FUND MEETING

Capitalized terms used in this section and not otherwise defined herein shall have the meanings ascribed to such terms in the Trust Indenture.

FINANCIAL STATEMENTS

The consolidated financial statements of the Fund for the year ended December 31, 2004, together with the auditors' report thereon, are contained in the 2004 Annual Report mailed to Unitholders with this information circular, and will be presented at the Fund Meeting.

APPOINTMENT OF AUDITORS

It is proposed that the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, be re-appointed as auditors of the Fund, to hold office until the next annual general meeting of the Unitholders or until their successor is appointed and that the Trustee be authorized to fix the remuneration of the auditors. KPMG LLP have been the auditors of the Fund since its inception in 1996. The persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to re-appoint KPMG LLP as auditors of the Fund and authorize the Trustee to fix their remuneration.

Pursuant to the terms of the SHC Unanimous Shareholder Agreement, the Unitholders will direct the Trustee as to the appointment of auditors of SHC. It is proposed that KPMG LLP be appointed auditors of SHC until the next annual meeting of SHC, and that the Trustee be authorized to fix the remuneration of the auditors.

Pursuant to the terms of the Corporation Unanimous Shareholder Agreement, the Unitholders will direct SHC as to the appointment of auditors of the Corporation. It is proposed that KPMG LLP be appointed auditors of the Corporation until the next annual meeting of the Corporation, and that the Trustee be authorized to fix the remuneration of the auditors.

The Unitholders will direct the Trustee as to the appointment of auditors of 1130243. It is proposed that KPMG LLP be appointed auditors of 1130243 until the next annual meeting of 1130243, and that the Trustee be authorized to fix the remuneration of the auditors.

INSTRUCTION TO TRUSTEE AS TO ELECTION OF DIRECTORS OF SHC, THE CORPORATION AND 1130243

Pursuant to the terms of the SHC Unanimous Shareholder Agreement and the Corporation Unanimous Shareholder Agreement, the members of the Boards of Directors of SHC and the Corporation are to be selected by a vote of the Unitholders at the Fund Meeting. Pursuant to the Trust Indenture, the members of the Board of Directors of 1130243 are to be selected by a vote of the Unitholders at the Fund Meeting. Arne R. Nielsen, David M. Fitzpatrick, D. Grant Gunderson, Edward W. Best and Warren D. Steckley have been proposed as the Fund's nominees as directors of SHC and the Corporation. Arne R. Nielsen, David M. Fitzpatrick and Warren D. Steckley have been proposed as the Fund's nominees as directors of 1130243. **At the Fund Meeting, the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies (i) to direct the Trustee, on behalf of the Fund, to vote the shares of SHC and to direct SHC to vote the shares of the Corporation in favour of the election, as directors of the SHC and the Corporation, of Arne R. Nielsen, David M. Fitzpatrick, D. Grant Gunderson, Edward W. Best and Warren D. Steckley, and (ii) to direct the Trustee, on behalf of the Fund, to vote the shares of 1130243 in favour of the election, as directors of 1130243, of Arne R. Nielsen, David M. Fitzpatrick and Warren D. Steckley.**

Name and Principal Occupation	Province and Country of Residence	Director Since	Trust Units of the Fund Directly and Indirectly Beneficially Owned
Arne R. Nielsen(1)(2)(3) Chairman of SHC and the Corporation	Alberta, Canada	April 22, 1996	38,371(4)
David M. Fitzpatrick President and Chief Executive Officer of SHC and the Corporation	Alberta, Canada	April 22, 1996	54,066(5)
D. Grant Gunderson (1)(2)(3) Consultant	Alberta, Canada	April 22, 1996	10,000
Edward W. Best (1)(2)(3) Consultant	Alberta, Canada	April 22, 1996	35,500
Warren D. Steckley (1)(2)(3) President and Chief Operating Officer, Barnwell of Canada, Limited	Alberta, Canada	April 22, 1996	35,300

Notes:

(1) Member of the Audit Committee of the Corporation. **For more information on the composition and mandate of the Audit Committee of the Corporation, as required pursuant to Multilateral Instrument 52-110 *Audit Committees*, please refer to the heading "Audit Committee" of the Fund's Annual Information Form for the year ended December 31, 2004, a copy of which will be filed on SEDAR concurrently with this document.**

(2) Member of the Compensation Committee of the Corporation.

(3) Member of the Environmental, Corporate Governance and Reserve Review Committee of the Corporation.

(4) In addition, pursuant to the acquisition of Shiningbank Energy Management Inc. by the Corporation in October of 2002, Mr. Nielsen, through Proximus Energy Corporation, holds 313,999 Exchangeable Shares that may be converted (as at March 15, 2005) into 426,269 Trust Units of the Fund at any time, and of which 126,291 Exchangeable Shares are subject to certain escrow conditions. Pursuant to a special voting unit, each Exchangeable Share carries with it the right to one vote at all meetings of holders of Trust Units.

(5) In addition, pursuant to the acquisition of Shiningbank Energy Management Inc. by the Corporation in October of 2002, Mr. Fitzpatrick, through Kivacorp Petroleum Ltd., holds 303,097 Exchangeable Shares that may be converted (as at March 15, 2005) into 411,469 Trust Units of the Fund at any time, and of which 227,323 Exchangeable Shares are subject to certain escrow conditions. Pursuant to a special voting unit, each Exchangeable Share carries with it the right to one vote at all meetings of holders of Trust Units.

Unless otherwise disclosed herein, no proposed director of the Fund, the Corporation, SHC or 1130243:

(a) is, as at the date hereof, or has been, within the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

REAPPOINTMENT OF TRUSTEE

Pursuant to Article 6.1 of the Trust Indenture, it is necessary to reappoint, or to appoint a successor to, the Trustee of the Fund at an annual general meeting of the Unitholders, for an ensuing two years. It is proposed that Computershare Trust Company of Canada be re-appointed Trustee of the Fund for the two year period ending at the close of the Special and Annual General Meeting of the Unitholders in 2007. Computershare (including its predecessor Montreal Trust Company of Canada) has been the Trustee of the Fund since its inception in 1996.

Resolution

Unitholders will be requested at the Fund Meeting to consider and, if thought fit, approve the re-appointment of Computershare Trust Company of Canada as Trustee of the Fund by passing the following resolution:

> "BE IT RESOLVED THAT Computershare Trust Company of Canada ("Trustee") be re-appointed trustee of Shiningbank Energy Income Fund under the Trust Indenture dated May 16, 1996, as amended and restated on March 7, 2003 between Shiningbank Energy Ltd. and the Trustee, for a two year period ending upon the termination of the Special and Annual General Meeting of the Unitholders of Shiningbank Energy Income Fund to be held in the year 2007."

The foregoing resolution will be passed if it is approved by more than 50% of the votes cast in respect thereof by or on behalf of the Unitholders present in person or represented by proxy at the Fund Meeting.

AMENDMENT TO ROYALTY AGREEMENT

Under the terms of the amended and restated royalty agreement between the Trustee, on behalf of the Fund, and the Corporation dated July 31, 1996, as amended and restated on February 28, 2003 (the "Royalty Agreement"), the Corporation may approve and fund capital expenditures to maintain or improve production and to exploit the Corporation's assets. The Royalty Agreement provides in Section 6.5(b) thereof that the aggregate "capital costs" incurred by the Corporation (which does not include certain costs to the Corporation of acquiring additional properties) during any calendar year shall not exceed 15% of the "net cash flow" (as that term is defined in the Royalty Agreement) from the properties of the Corporation unless those capital costs are financed with borrowings by the Corporation or additional issuances of Trust Units. It is the view of management of the Corporation that the amount of such capital costs that may be required to be spent in the future by the Corporation to maintain and improve production and to exploit its assets, may exceed the 15% limit set out in Section 6.5(b). The amounts spent on any such capital costs by the Corporation will not be available for use in distribution to Unitholders.

In order for the management of the Corporation to have the flexibility to expend capital costs in a manner that is in the best interests of the Corporation, the Fund and the Unitholders, at the Fund Meeting, the Unitholders will be asked to approve a special resolution amending the Royalty Agreement to remove Section 6.5(b) thereof.

Resolutions

Unitholders will be requested at the Fund Meeting to consider and, if thought fit, approve the following special resolutions to amend the Royalty Agreement:

> "BE IT RESOLVED THAT:
>
> (a) the Royalty Agreement between the Trustee, on behalf of Shiningbank Energy Income Fund (the "Fund") and Shiningbank Energy Ltd. (the "Corporation") dated July 31, 1996, as amended and restated on February 28, 2003 (the "Royalty Agreement") be amended such that: (i) Section 6.5(b) shall be deleted from the Royalty Agreement; (ii) the words "Subject to subsection 6.5(b) below" shall be deleted from Section 6.5(a) of the Royalty Agreement; and (iii) such other

changes shall be made to the Royalty Agreement so as to reflect the above as the same is determined by the Trustee and the Corporation such determination to be evidenced by the execution and delivery of the appropriate document so amending the Royalty Agreement; and

(b) any one of the officers or directors of the Corporation shall execute and deliver all such agreements, documents, certificates and other writings, and take such other actions, for and on behalf of the Corporation, in its own capacity and in its capacity as administrator of the Fund, as such person determines necessary or desirable, to give effect to the foregoing resolutions."

The foregoing special resolutions will be passed if they are approved by not less than 66⅔% of the votes cast in respect thereof by or on behalf of the Unitholders present in person or represented by proxy at the Fund Meeting.

AMENDMENT TO TRUST INDENTURE

Section 7.3 of the Trust Indenture provides that the Trustee shall have no power to borrow, incur any indebtedness or give any guarantee on behalf of the Fund or any other person or to charge, pledge, hypothecate or grant any security interest over any other entity or over the assets of the Fund. This provision may prevent the Fund from issuing debt securities such as convertible debentures, secured or otherwise. In order to afford flexibility to the Fund in this regard, at the Fund Meeting, the Unitholders will be asked to approve a special resolution amending the Trust Indenture to remove this restriction preventing the Trustee from borrowing or incurring indebtedness or giving a guarantee on behalf of the Fund or charging, pledging, hypothecating or granting any security interest over any other entity or over the assets of the Fund.

Resolutions

Unitholders will be requested at the Fund Meeting to consider, and, if thought fit, approve the following special resolutions to amend the Trust Indenture:

"BE IT RESOLVED THAT:

(a) the Trust Indenture dated May 16, 1996, as amended and restated on March 7, 2003 between Shiningbank Energy Ltd. (the "Corporation") and the Trustee, on behalf of Shiningbank Energy Income Fund (the "Fund") (the "Trust Indenture"), be amended such that: (i) the First Paragraph in Section 7.3 shall be deleted, and (ii) such other changes shall be made to the Trust Indenture so as to reflect the above as the same is determined by the Trustee and the Corporation such determination to be evidenced by the execution and delivery of the appropriate document so amending the Trust Indenture; and

(b) any one of the officers or directors of the Corporation shall execute and deliver all such agreements, documents, certificates and other writings, and take such other actions, for and on behalf of the Corporation, in its own capacity and in its capacity as administrator of the Fund, as such person determines necessary or desirable, to give effect to the foregoing resolutions."

The foregoing special resolutions will be passed if they are approved by not less than 66⅔% of the votes cast in respect thereof by or on behalf of the Unitholders present in person or represented by proxy at the Fund Meeting.

OTHER BUSINESS

The Corporation knows of no amendment, variation or other matter to come before the Fund Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Fund Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

MATTERS TO BE CONSIDERED AT THE SHC SHAREHOLDER'S MEETING

APPOINTMENT OF AUDITORS

The Trustee, on behalf of the Fund, will vote the shares of SHC as directed by resolution of the Unitholders at the Fund Meeting, for the appointment of its auditors. KPMG LLP, Chartered Accountants, using their offices in Calgary, Alberta, have been proposed for re-appointment as auditors of the Corporation, to hold office until the next annual meeting thereof. KPMG LLP were first appointed auditors of SHC on August 22, 2002. See "Matters to be Considered at the Fund Meeting – Appointment of Auditors".

ELECTION OF DIRECTORS

The terms of the current directors of SHC expire at the end of the SHC Shareholder's Meeting. Pursuant to the terms of the SHC Unanimous Shareholder Agreement, the Trustee, on behalf of the Fund, will vote for the Board of Directors of SHC pursuant to the instructions of the Unitholders. The Unitholders will direct the Trustee, on behalf of the Fund, how to vote with respect to the five nominees: Arne R. Nielsen, David M. Fitzpatrick, D. Grant Gunderson, Edward W. Best and Warren D. Steckley as directors of SHC. See "Matters to be Considered at the Fund Meeting – Instruction to Trustee as to Election of Directors of SHC, the Corporation and 1130243".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the SHC Shareholder's Meeting other than the matters referred to in the Notice of Meeting for the SHC Shareholder's Meeting.

MATTERS TO BE CONSIDERED AT THE CORPORATION SHAREHOLDER'S MEETING

APPOINTMENT OF AUDITORS

SHC will vote the shares of the Corporation as directed by resolution of the Unitholders at the Fund Meeting, for the appointment of its auditors. KPMG LLP, Chartered Accountants, using their offices in Calgary, Alberta, have been proposed for re-appointment as auditors of the Corporation, to hold office until the next annual meeting thereof. KPMG LLP were first appointed auditors of the Corporation on April 22, 1996. See "Matters to be Considered at the Fund Meeting – Appointment of Auditors".

ELECTION OF DIRECTORS

The terms of the current directors of the Corporation expire at the end of the Corporation Shareholder's Meeting. Pursuant to the terms of the Corporation Unanimous Shareholder Agreement, SHC will vote for the Board of Directors of the Corporation pursuant to the instructions of the Unitholders. The Unitholders will direct SHC how to vote with respect to the five nominees: Arne R. Nielsen, David M. Fitzpatrick, D. Grant Gunderson, Edward W. Best and Warren D. Steckley as directors of the Corporation. See "Matters to be Considered at the Fund Meeting - Instruction to Trustee as to Election of Directors of SHC, the Corporation and 1130243".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Corporation Shareholder's Meeting other than the matters referred to in the Notice of Meeting for the Corporation Shareholder's Meeting.

MATTERS TO BE CONSIDERED AT THE 1130243 SHAREHOLDER'S MEETING

APPOINTMENT OF AUDITORS

The Trustee, on behalf of the Fund, will vote the shares of 1130243 as directed by resolution of the Unitholders at the Fund Meeting, for the appointment of its auditors. KPMG LLP, Chartered Accountants, using their offices in Calgary, Alberta, have been proposed for appointment as auditors of 1130243, to hold office until the next annual meeting thereof. See "Matters to be Considered at the Fund Meeting – Appointment of Auditors".

ELECTION OF DIRECTORS

The terms of the current directors of 1130243 expire at the end of the 1130243 Shareholder's Meeting. The Trustee, on behalf of the Fund will vote for the Board of Directors of 1130243 pursuant to the instructions of the Unitholders. The Unitholders will direct the Fund how to vote with respect to the three nominees: Arne R. Nielsen, David M. Fitzpatrick and Warren D. Steckley as directors of the Corporation. See "Matters to be Considered at the Fund Meeting - Instruction to Trustee as to Election of Directors of SHC, the Corporation and 1130243".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the 1130243 Shareholder's Meeting other than the matters referred to in the Notice of Meeting for the 1130243 Shareholder's Meeting.

EXECUTIVE COMPENSATION

COMPENSATION OF THE DIRECTORS AND OFFICERS OF SHC AND 1130243

The officers and directors of both SHC and 1130243 do not receive compensation of any kind for their positions as officers or directors of such companies.

COMPENSATION OF DIRECTORS OF THE CORPORATION

The Board of Directors of the Corporation consists of five members, one of whom is a member of management, one of whom is chairman of the Board of Directors (who up until July 31, 2003 was a member of management but is currently considered to be unrelated) and three of whom are unrelated directors. For purposes of the discussion below, compensation of the chairman will be disclosed separately from that of the other unrelated directors. The chairman will be paid an annual retainer of $25,000 (same as 2004) and a meeting attendance fee of $1,500 (same as 2004 after committee appointments) for each board meeting or committee meeting attended, excluding teleconference meetings and any meetings in excess of one on any one day. The unrelated directors will be paid an annual retainer of $15,000 for 2005 ($12,000 in 2004) and meeting attendance fees of $1,000 (same as 2004) for each board or committee (of which they are a member) meeting attended, excluding teleconference meetings and any meetings in excess of one on any one day. For 2005, an additional annual fee of $2,500 ($1,000 in 2004) will be paid to unrelated directors who are committee chairmen, except the chairman of the audit committee who will be paid an annual fee of $5,000 ($3,000 in 2004). The fee increases are commensurate with the increased responsibilities and risks to the directors of the Corporation. The members of the Board of Directors of the Corporation are reimbursed for any expenses to attend board and committee meetings. All fees and expenses of the Board of Directors are paid by the Corporation. No directors' fees are paid to the member of the Board of Directors who is a member of management.

Each member of the Board of Directors of the Corporation is eligible to receive options to purchase Trust Units ("Unit Options") under the Trust Unit Rights Incentive Plan of the Fund adopted and approved by the Board of Directors and the Unitholders on May 8, 2001, as amended from time to time (the "Option Plan"). The following table sets out the number of Unit Options granted to the chairman and the unrelated directors, along with the number of Unit Options currently held. All Unit Options vest over a period of three years, with the Unit Options first becoming exercisable one year from the date of grant. The Unit Options granted to members of the Board of Directors who are members of management are discussed under the heading "Summary of Executive Compensation".

Holder	Date of Grant	Total Options Granted	Grant Price(3)	Expiry Date	Currently Held(4)
Chairman(1)	July 1, 2001	50,000	$17.25	June 30, 2011	16,667
	January 1, 2002	70,000	$13.97	December 31, 2011	23,333
	January 1, 2003	90,000	$15.15	December 31, 2012	60,000
	January 1, 2004	20,000	$18.64	December 31, 2013	20,000
	January 1, 2005	25,000	$21.49	December 31, 2014	25,000
Unrelated directors(2)	July 1, 2001	150,000	$17.25	June 30, 2011	-
	January 1, 2002	60,000	$13.97	December 31, 2011	-
	January 1, 2003	60,000	$15.15	December 31, 2012	20,001
	January 1, 2004	60,000	$18.64	December 31, 2013	39,999
	January 1, 2005	75,000	$21.49	December 31, 2014	75,000

Notes:

(1) Arne R. Nielsen, the chairman of the Board of Directors, was the Executive Chairman of the Board, and a salaried employee, of the Corporation (and prior to October 9, 2002, of the manager of the Fund) until July 31, 2003.

(2) Each of the unrelated directors receives an equal number of Unit Options when granted.

(3) The actual exercise price of these Unit Options reduces as distributions are paid by the Trust on its Trust Units. For more information on the reducing exercise price of these Unit Options, including the exercise price thereof as of March 21, 2005, refer to "Executive Compensation- Summary of Executive Compensation- Unit Options".

(4) Since the inception of the Option Plan in 2001, the unrelated directors have exercised 270,000 Unit Options and the chairman has exercised 110,000 Unit Options. All Unit Options are subject to three year vesting periods.

EMPLOYMENT AGREEMENTS

Employment agreements have been entered into with each of the executive officers of the Corporation. Upon a change of control (as defined in the applicable employment agreement), then within 30 days of the earlier of: (i) the date that the executive officer has been terminated without cause; (ii) the date of resignation by the executive (which must occur within 6 months of the change of control); or (iii) in the case of the President, the date the Administrative Services Agreement is terminated, the Corporation will be responsible for a lump sum payment to the executive officers of 36 months of salary in the case of the President and 18 months salary in the case of the Vice Presidents, plus benefits applicable at time of termination. In the event that a change of control as defined in the applicable employment agreement does not result in a change of control as defined in the Option Plan, the executive shall elect to either (i) exercise all of the unexercised outstanding Unit Options held by the executive, whether or not such Unit Options have vested, and receive Trust Units upon payment of the exercise price, or (ii) receive a further lump sum payment equal to the 'in-the-money' value of all unexercised Unit Options held at that time, whether or not such Unit Options have vested, and upon the payment of such amount, the executive shall consent to the termination of all such Unit Options. In addition, if the Corporation terminates any executive officer without cause, the Corporation will be responsible for a lump sum payment equal to, in the case of the President, 36 months salary and any earned portion of the bonus, and in the case of any Vice President, 18 months salary, and such lump sum payment shall include benefits applicable at time of termination.

SUMMARY OF EXECUTIVE COMPENSATION

The following Summary Compensation Table details compensation for the referenced fiscal periods paid by the Corporation to the Chief Executive Officer, the Chief Financial Officer and the other executive officers whose total salary and bonus exceeded $150,000 in the most recently completed financial year.

		Annual Compensation			Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)[3]**	**Securities Under Options Granted (#)**	**Shares or Units Subject to Resale Restrictions ($)**	**LTIP Payouts ($)**	**All Other Compensation[6] ($)**
David M. Fitzpatrick [1]	2004	250,000	200,000	Nil	100,000	Nil	Nil	18,338
President and CEO	2003	212,500	Nil	Nil	90,000	Nil	Nil	13,328
	2002	180,000	Nil	Nil	70,000	Nil	Nil	11,912
Bruce K. Gibson[2]	2004	170,000	150,000	Nil	60,000	Nil	Nil	12,809
Vice President, Finance	2003	149,500	90,000[4]	Nil	60,000	Nil	Nil	9,637
and CFO	2002	30,949	30,000[5]	Nil	Nil	Nil	Nil	8,958
Gregory D. Moore[2]	2004	170,000	115,000	Nil	60,000	Nil	Nil	12,783
Vice President,	2003	149,500	90,000[4]	Nil	60,000	Nil	Nil	9,582
Operations	2002	30,949	30,000[5]	Nil	Nil	Nil	Nil	8,929
Terry Prokopy[2]	2004	170,000	115,000	Nil	60,000	Nil	Nil	12,640
Vice President, Land	2003	149,500	90,000[4]	Nil	60,000	Nil	Nil	9,358
	2002	30,949	30,000[5]	Nil	Nil	Nil	Nil	8,748

Notes:

(1) David M. Fitzpatrick currently is a salaried employee of the Corporation. Mr. Fitzpatrick was a salaried employee of Shiningbank Energy Management Inc., the former manager of the Fund, which was not a subsidiary of the Fund (the "Former Manager"). Prior to the management internalization that took place on October 9, 2002 (the "Management Internalization"), the Former Manager received reimbursement from the Fund for general and administrative expenses, including the salary paid to David M. Fitzpatrick, incurred by it in its former role as manager of the Fund.

(2) Prior to the Management Internalization, Messrs. Moore, Prokopy and Gibson received their compensation from the Former Manager. Since the Management Internalization, they have received their compensation from the Corporation, which is a subsidiary of the Fund. During the period from October 9 to December 31, 2002, each of Messrs. Moore, Prokopy and Gibson received salary at the rate of $136,000 per annum pursuant to their employment agreements with the Corporation.

(3) Except as disclosed in the table, perquisites and other personal benefits are less than $50,000 and 10% of the total annual salary and bonus for any of the named executive officers.

(4) Out of this bonus amount, $25,000 was paid by the issuance of 1,599 Trust Units to each of executive officers at a deemed issue price of $15.63 per Trust Unit.

(5) This bonus amount was paid by the issuance of 1,981 Trust Units to each of the executive officers at a deemed issue price of $15.14 per Trust Unit.

(6) Includes the annual contributions by the Corporation in accordance with the employee savings plan and the insurance premium paid by the Corporation with respect to term life insurance for the benefit of the executive officers.

UNIT OPTIONS

The purpose of the Option Plan is to encourage ownership of Trust Units, to maintain a direct link between compensation and performance and to retain and motivate directors, officers, employees and consultants to optimize the Fund's long-term financial success.

The directors, officers, employees and other service providers of the Corporation are eligible to participate in the Option Plan. Under the current Option Plan a maximum of 3,995,692 Trust Units may be reserved for grants of Unit Options, which represents 7.357% of the Fund's issued and outstanding Trust Units. The number of Trust Units reserved under the Option Plan shall not at any time exceed 7.5% of the aggregate number of issued and outstanding Trust Units unless otherwise approved by the Toronto Stock Exchange (the "TSX") and the Unitholders. At the annual and special meeting held May 12, 2004, Unitholders approved the increase in the number of Trust Units reserved for issuance under the Option Plan from 2,793,163 to 3,995,692. Under the terms of the Option Plan, one-third of the Unit Options granted to each optionee may be exercised commencing after the first anniversary of the date of grant and an additional one-third become exercisable upon each of the following two anniversaries of the date of grant. However, these vesting provisions will be accelerated upon a change of control (as defined in the Option Plan). The aggregate number of Unit Options granted to any single participant under the Option Plan shall not exceed 5% of the issued and outstanding Trust Units of the Fund. Unit Options will be granted at the per unit closing price of the Trust Units on the TSX on the day preceding the date of grant. The Option Plan provides for an exercise period not exceeding ten years on all Unit Options granted under the Option Plan. Upon the cessation of an participant's services to the Corporation for any reason whatsoever, other than death (including services as a member of the Board of Directors of the Corporation), any unvested Unit Options terminate immediately and such participant will have the shorter of 60 days from the date of such cessation and the end of the exercise period to exercise all vested Unit Options, after which time such unexercised Unit Options will terminate; provided, however, that upon termination for cause, all Unit Options, whether vested or unvested, may, at the discretion of the Board of Directors, be terminated immediately. Upon cessation of services by reason of death, the executor or personal representative shall be entitled to exercise all vested Unit Options of the deceased for a period commencing on the date of death and ending on the date which is the shorter of 6 months and the end of the exercise period.

As at March 21, 2005, a total of 2,032,734 Unit Options were outstanding under the Option Plan as follows:

Number of Options Outstanding	As a % of the Issued and Outstanding Trust Units	Grant Date	Grant Price	Current Exercise Price
325,234	0.60%	July 1, 2001	$17.25 per Trust Unit	$13.27 per Trust Unit
80,000	0.15%	January 1, 2002	$13.97 per Trust Unit	$10.32 per Trust Unit
340,001	0.63%	January 1, 2003	$15.15 per Trust Unit	$12.21 per Trust Unit
15,000	0.03%	June 2, 2003	$16.68 per Trust Unit	$14.40 per Trust Unit
10,000	0.02%	June 9, 2003	$16.90 per Trust Unit	$14.62 per Trust Unit
429,999	0.79%	January 1, 2004	$18.64 per Trust Unit	$17.07 per Trust Unit
15,000	0.03%	March 1, 2004	$17.33 per Trust Unit	$16.02 per Trust Unit
15,000	0.03%	April 15, 2004	$17.81 per Trust Unit	$16.62 per Trust Unit
55,000	0.10%	July 5, 2004	$19.40 per Trust Unit	$18.52 per Trust Unit
15,000	0.03%	August 3, 2004	$19.86 per Trust Unit	$19.09 per Trust Unit
15,000	0.03%	December 16, 2004	$21.19 per Trust Unit	$20.86 per Trust Unit
717,500	1.32%	January 1, 2005	$21.49 per Trust Unit	$21.27 per Trust Unit

A further 1,083,395 Unit Options (1.99% of the Fund's issued and outstanding Trust Units) are currently available to be granted to eligible participants under the Option Plan. Under the terms of the Option Plan, the exercise price of each Unit Option is reduced monthly pursuant to a formula. This formula provides that the exercise price of each Unit Option is reduced monthly by the aggregate amount of any decreases in the daily closing prices on the TSX of the Trust Units from the date prior to the date the Trust Units first trade "ex-distribution" (the "Ex-Distribution Date") of the monthly distribution amount thereon to the date that is prior to the next Ex-Distribution Date that is in excess of 0.83333% of the Fund's consolidated net fixed assets (the "Monthly Return Amount"); provided however that such monthly decrease in the exercise price will not exceed the amount of that month's per Trust Unit distribution amount that exceeds the Monthly Return Amount (the "Excess Monthly Return"). In addition, any amount by which the aggregate of the monthly reduction in the exercise price is less than the Excess Monthly Return for that month can be carried over to future months to permit the exercise price to be reduced further by that amount. The Option Plan may be amended, modified or terminated by the Board of Directors with the approval of the TSX, and any Unitholder approvals required by the TSX.

Unit Options Granted During the Most Recently Completed Financial Year

The following table indicates the Unit Options granted during the financial year ended December 31, 2004 to the Chief Executive Officer, the Chief Financial Officer and the other executive officers whose total salary and bonus exceeded $150,000 for the most recently completed financial year.

Name	Securities Under Unit Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price at Date of Grant ($/Security)	Market Value of Securities Underlying Unit Options at Date of Grant ($/Security)	Expiration Date
David M. Fitzpatrick	100,000	17%	$18.64	$18.64	12/31/2013
Bruce K. Gibson	60,000	10%	$18.64	$18.64	12/31/2013
Gregory D. Moore	60,000	10%	$18.64	$18.64	12/31/2013
Terry P. Prokopy	60,000	10%	$18.64	$18.64	12/31/2013

Also see "Unit Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values" for details on further Unit Options granted on January 1, 2005.

Unit Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table indicates Unit Option exercises by the named executive officers of the Corporation during the financial year ended December 31, 2004 and the year end values of the Unit Options held by those persons as at December 31, 2004.

Name[(1)]	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Options at December 31, 2004 (#) Exercisable / Unexercisable	Value of Unexercised in the money Unit Options at December 31, 2004 [(2)] ($) Exercisable/ Unexercisable
David M. Fitzpatrick	89,767	711,153	36,900/183,333	291,141/1,198,930
Bruce K. Gibson	36,666	270,929	125,000/116,667	986,250/784,070
Gregory D. Moore	119,999	753,513	41,667/116,667	349,953/784,070
Terry P. Prokopy	33,333	302,197	145,000/116,667	1,165,250/784,070

Notes:

(1) On January 1, 2005, a further 125,000 Unit Options were granted to David Fitzpatrick and a further 70,000 Unit Options were granted to each of Bruce Gibson, Terry Prokopy and Gregory Moore, all at a grant price of $21.49 per Trust Unit (currently exercisable at $21.27 per Trust Unit).

(2) The value of unexercised Unit Options at December 31, 2004 was based on a closing price per Trust Unit on the TSX on December 31, 2004 of $21.49.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Corporation's Board of Directors has appointed a compensation committee (the "Compensation Committee") whose mandate includes compensation awards, issues and policies, and evaluation of executive performance. The Compensation Committee is comprised of four unrelated directors, Edward W. Best, D. Grant Gunderson, Warren D. Steckley and Arne R. Nielsen, and is chaired by Mr. Best.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee, whose members are appointed by and from the Board of Directors, convenes at least once a year to assess executive management, review proposals for compensation for all executive officers and conduct an independent evaluation of compensation for current management. The Compensation Committee submits its recommendations to the Board of Directors. The Compensation Committee has the goal of achieving an effective compensation structure that aligns the interests of management with that of the Unitholders.

The Corporation's policy is to provide a compensation package that will attract and retain qualified executive officers and at the same time link incentives to short and long term corporate and Trust Unit performance. Currently, the compensation program for executive officers of the Corporation is comprised of salary, benefits, Unit Options and a bonus plan.

The following are the components of executive compensation at the Corporation. Although each of the following components have different objectives, each are considered by the Compensation Committee to be equally important and each must be competitive within the Fund's peer group.

Base Salary and Benefits

Base salaries and benefits for executive officers are determined by the Compensation Committee on the basis of position held and related responsibilities and functions performed, having regard to base salary and benefit ranges for similar positions in the Corporation's comparative group. The Compensation Committee also utilizes an independent annual industry survey containing comparative data for a peer group of oil and gas royalty trusts and similarly sized oil and gas exploration and production companies. Compensation levels are to approximate the median level of the survey but individual, executive group and Fund performance are also considered by the Compensation Committee in assessing compensation.

Bonus Plan

The purpose of the bonus plan is to relate a component of compensation directly to the annual results of the Fund and performance of the individual and executive group. The bonus plan was created by the Board of Directors upon the recommendation of the Compensation Committee. Bonus awards are determined by considering the Corporation's growth, financial and operating factors such as cash flow, operating and general and administrative costs and netbacks, all considered on a per boe basis. None of these factors is given a specific weight in determining the bonuses awarded under the bonus plan.

The Compensation Committee compares the Fund's results with comparative data for a peer group of oil and gas royalty trusts in order to remove non-controllable external factors such as royalty rates and commodity prices. The Board of Directors has retained complete discretion in the awarding of bonuses and utilizes independently collected comparative data.

Unit Options

Unit Options are granted as a long-term incentive. The Compensation Committee, in determining the number of Unit Options to be granted, will consider the number and terms of Unit Options held, the responsibilities and functions of the executive officer, the officer's individual and group performance and the overall performance of the Fund over a period of recent years. A wide range of performance factors such as unit price, distribution per Trust Unit, annual and multi-year yields, net asset value per Trust Unit, finding, development and acquisition costs per barrel, recycle ratio and internal rate of return are considered.

Compensation of the Chief Executive Officer

The factors considered by the Compensation Committee in determining total compensation for the CEO, as well as the manner in which these factors are reviewed, are similar to those used in determining total compensation for the other executives of the Corporation. However, in the case of the CEO, more weight is given to the overall performance of the Fund, as well as the CEO's performance in such areas as leadership, communications skills and strategic vision.

The foregoing report is respectfully submitted to the Unitholders by the Compensation Committee.

Edward W. Best D. Grant Gunderson Warren D. Steckley Arne R. Nielsen

REIMBURSEMENT OF THE CORPORATION BY THE FUND - ADMINISTRATIVE EXPENSES

Pursuant to an administrative services agreement (the "Administrative Services Agreement") entered into by the Corporation and the Trustee, on behalf of the Fund, dated October 9, 2002, the Corporation is entitled to reimbursement from the Fund for administrative expenses. Such payment is not intended to provide the Corporation, directly or indirectly, with any financial gain or loss and the Corporation has agreed that such payment will be made only to the extent necessary to reimburse the Corporation for actual costs incurred, including carrying costs until payment. Costs and expenses incurred by the Corporation for the benefit of the Trustee or the Fund and others shall be prorated in a reasonable manner and shall be subject to reimbursement only to the extent such costs and expenses can reasonably be attributed to the services provided under the Administrative Services Agreement.

Administrative expenses are defined in the Administrative Services Agreement as the amount in aggregate representing all expenditures and costs incurred by the Corporation in the management and administration of the Fund, including: (i) reasonable costs and expenses solely and exclusively relating to the Fund which are paid to third parties by the Corporation; and (ii) reasonable costs and expenses incurred by the Corporation to the extent such costs and expenses are reasonably identifiable as being incurred specifically for the Fund including, without limitation, auditing, accounting, bookkeeping, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries and bonuses incurred in providing services provided under the Administrative Services Agreement.

The Administration Services Agreement may be terminated by the Trustee upon the earlier of 3 months from the date of such notice and the date on which a satisfactory replacement administrator is appointed in compliance with the terms of the Trust Indenture.

Upon the effective date of termination, the Corporation shall: (i) pay to or to the order of the Fund, as the case may be, all monies collected and held for it pursuant to the Administrative Services Agreement, after deducting any amounts incurred to which it is then entitled; and (ii) deliver to or to the order of the Fund a complete report including a statement showing all payments collected by it, and a statement of all monies held by it pursuant to the Administrative Services Agreement during the period following the date of the last audited statement furnished to the Fund pursuant to the Administrative Services Agreement and prior to the effective date of termination and should an auditor's report for this period be requested, the expense of such a report will be borne by the Fund.

EMPLOYEE SAVINGS PLAN

Effective January 1, 2001, the Corporation established an Employee Trust Unit Savings Plan (the "ESP") to assist employees in meeting long term savings goals through the acquisition of Trust Units of the Fund and other professionally managed investment funds and to encourage its employees to have a direct investment in the Fund. Under the ESP, employees may contribute as much of their semi-monthly pay period earnings to the ESP as they wish, subject to a minimum contribution of 2% per pay period. The Corporation contributes an amount equal to the amount contributed by the employee to a maximum of 6% per pay period. The Corporation's contributions accumulate and are directly deposited into the employee's account on a monthly basis. Once deposited, the contributions vest immediately in favour of the employee even if his or her employment with the Corporation ends afterwards. All contributions under the ESP are contributed to the employees' respective self-directed RRSP accounts or non-RRSP accounts. The contributions made under the ESP by the Corporation are used to purchase Trust Units of the Fund from the secondary market through the facilities of the TSX. All commissions payable respecting the purchase of Trust Units are paid by the Corporation. Employees are responsible for commissions payable in connection with the sale of their Trust Units or other securities held under the ESP.

TRUST PERFORMANCE GRAPH

The following graph and table compare the percentage change in the cumulative Unitholder return since commencement of operation of the Fund, with the cumulative total return of the TSX 300 Index, assuming reinvestment of distributions.


450
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
SHN.UN
S&P/TSX 300 Total Return Index

	December 1999	December 2000	December 2001	December 2002	December 2003	December 2004
SHN.UN	100	188	201	245	329	413
S&P/TSX 300	100	107	94	82	104	119

OTHER

Richard W. Clark is the corporate secretary of the Corporation and a partner at the law firm of Gowling Lafleur Henderson LLP, which receives fees for the provision of legal services to the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table details all compensation plans under which equity securities of the Fund are authorized for issuance as of December 31, 2004.

Plan Category	Number of Trust Units to be issued upon exercise of outstanding Unit Options, Warrants and Rights	Weighted-Average Exercise Price of outstanding Unit Options, Warrants and Rights	Number of Trust Units remaining available for future issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(1)	1,396,901	$14.74	1,800,895
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
TOTAL	1,396,901	$14.74	1,800,895

Note:

(1) See "Executive Compensation – Unit Options".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the inception of the Fund, no directors or officers of the Corporation, the Former Manager, nor any associate or affiliate of any of them, have been indebted to the Fund or the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, management of the Corporation is not aware of any material interest of any informed person, director, proposed director or officer of the Corporation, SHC or 1130243, any shareholder of the Corporation, SHC or 1130243, or any Unitholder who beneficially owns more than 10% of the common shares of the Corporation or of the Trust Units, or any known associate or affiliate of these persons, in any transaction since the commencement of the last fiscal year of the Fund or in any proposed transaction that has materially affected or would materially affect the Fund or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Fund is on the SEDAR website at www.sedar.com. The Fund has a current Annual Information Form ("AIF") filed with the securities commissions of all the provinces and territories of Canada pursuant to National Instrument 44-101. Financial information is provided in the Fund's comparative financial statements and MD&A for its most recently completed financial year. The following documents will be provided to any Unitholder upon request to the Corporate Secretary of the Corporation:

1. A copy of the AIF of the Fund, together with one copy of any document or the pertinent pages of any document, incorporated by reference in the AIF; and

2. A copy of the comparative financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year, together with the applicable MD&A.

Such documents are also publicly available on the Fund's website at www.shiningbank.com.

CORPORATE GOVERNANCE

Details of the manner in which the Fund presently responds to the Toronto Stock Exchange corporate governance guidelines, implemented by the Corporation, are provided in Schedule "A" to this Information Circular.

In response to Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110"), the Corporation has updated its audit committee charter to address such items as: (a) the procedure to nominate the external auditor and the recommendation of its compensation; (b) the overview of the external auditor's work; (c) pre-approval of non-audit services; (d) the review of financial statements, MD&A and financial sections of other public reports requiring board of director approval; (e) the procedure to respond to complaints respecting accounting, internal accounting controls or auditing matters and the procedure for confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and (f) the review of the Corporation's hiring policies towards present or former employees or partners of the Corporation's present or former external auditor. **Refer to the heading "Audit Committee" in the Fund's AIF for the disclosure required by Section 5.1 of MI 52-110.**

APPROVAL

The contents and mailing of this Information Circular have been approved by the directors of the Corporation.

SCHEDULE "A"

	TSX Guidelines	Compliant	Implementation of the Guidelines
1.	*The Board of Directors of every Corporation should explicitly assume responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:*	Yes	The Board has established procedures with regard to the approval of material transactions, the delegation of authority and the execution of documents as part of its organizational structure. The Board receives an annual report and recommendations from the Environmental, Corporate Governance and Reserves Review Committee in relation to the mandates and terms of reference for each of its committees. The Board meets quarterly in the absence of management and communicates its expectations to management directly.
	(a) adoption of a strategic planning process:	Yes	Substantial strategic planning occurs at the Board level on at least an annual basis. Strategic plans proposed by management are reviewed by the Board by considering such items as forecasts and capital budgets, effective allocation of resources and the opportunities and risks associated with the Fund. The Board also approves the Fund's financial statements, major investments, the raising of capital and any organizational restructuring.
	(b) the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks:	Yes	Management specifically identifies the Fund's principal risks and reports to the Board thereon. The Board has established committees to review and monitor the systems put in place to address these risks. As an example, the Environmental, Corporate Governance and Reserve Review Committee regularly reviews the Corporation's environmental, health and safety management system, and through the Corporation's Chief Executive Officer, monitors its operation. The same committee reviews the reserve reports prepared by independent reservoir engineering firms, meets with the independent engineers and with management and is apprised of any major changes, or potential future changes to reserves and reserves reporting. Following its review, the committee meets with the full Board to make recommendations regarding the acceptance of such reports. In addition, this committee considers the human resources, organizational structure and succession planning matters annually and reports to the Board. It also reviews the Corporation's overall external communication policies to ensure effective communication with the shareholders and the public. As a further example, the Audit Committee regularly reviews corporate risks, internal control systems, risk management and mitigation, including hedging policies and activities and the implementation of accounting guidelines. The Compensation Committee regularly reviews the competitive position of the Fund in the area of human resources.
	(c) succession planning, including appointing, training and monitoring senior management:	Yes	The Board regularly reviews the issues of appointing, training and monitoring senior management as they apply to the management of the assets and operations of the Fund. As part of this review, the Compensation Committee reviews the compensation paid to management annually. Annual reviews of the performance of senior management are conducted by the Compensation Committee.

TSX Guidelines	Compliant	Implementation of the Guidelines
(d) a communications policy for the Corporation:	Yes	The Board and management have put structures in place to avoid selective disclosure and to ensure open, accessible and effective communication within the Corporation as well as between the Corporation, its stakeholders, the public and regulatory authorities. These structures include Audit Committee review and approval of the financial statements with accompanying management discussion and analysis and Board review and approval of all significant disclosure documents such as annual and quarterly reports, financial statements, annual information forms, circulars and press releases regarding material events. The Environmental, Corporate Governance and Reserve Review Committee reviews and approves disclosure of reserves data. Shiningbank also maintains an extensive website at www.shiningbank.com to provide investors with current information pertaining to the Fund and has also established facilities to broadcast live conference calls respecting major developments which are promptly made available via the Internet or telephone.
(e) the integrity of the Corporation's internal control and management information systems:	Yes	Management has implemented an effective system of internal controls, including the management of information systems. Various committees of the Board regularly review, advise and report to the Board on corporate strategy in the following areas: (i) Human Resources: policies and remuneration; (ii) Risk Management and Environment: all issues, including minimization of the major operating risks faced by the Corporation and environmental and health and safety compliance; (iii) Audit and Finance: compliance of financial reporting with GAAP, oversight of all financing plans and control and management of information systems, monitoring of the independence and performance of the external auditors; (iv) Corporate Governance: determining Board priorities and reviewing the effectiveness of management's interaction with and responsiveness to the Board; and (v) Reserves: review of independent reserves evaluators and reserve evaluation reports to ensure reserves are reported fairly and to ensure the Board is apprised of any major changes or potential changes to reserves and reserves reporting standards, review of the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities and procedures for providing information to the reserves evaluators, and review and recommend to the Board in relation to content and filing of statements required under National Instrument 51-101 following the meeting with the independent reserves evaluators and management.

	TSX Guidelines	Compliant	Implementation of the Guidelines
2.	*The Board of Directors of every Corporation shall be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the Corporation has a significant shareholder, in addition to the majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the Corporation or the significant shareholder.*	Yes	The Board is presently comprised of five directors, the majority of whom are considered unrelated. Other than Mr. Nielsen, none of the unrelated directors or their associates have worked for the Fund or the Corporation, have material contracts with the Fund or the Corporation or have received material remuneration from the Fund (other than in the form of unit options) or the Corporation in excess of directors' fees. The Board participates in the Fund's Option Plan. The Board meets independently of management when appropriate. The Unitholders of the Fund have the right to elect the Board of Directors of the Corporation. There is no significant Unitholder having the ability to exercise a majority of the votes for the election of directors of the Corporation.
3.	*The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a Corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the Corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the principles supporting this conclusion.*	Yes	A majority of the Board is comprised of unrelated directors, specifically: David M. Fitzpatrick (President and CEO of the Corporation)- related Arne R. Nielsen (Chairman of the Board)- unrelated* Warren D. Steckley- unrelated Edward W. Best- unrelated D. Grant Gunderson- unrelated *Mr. Nielsen does not have a direct or indirect material relationship with the Corporation and is not currently a member of management, having resigned in July of 2003 and under MI 52-110 he is considered to be independent.
4.	*The Board of Directors of every Corporation shall appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.*	Yes	Proposals to the Board regarding new nominees to the Board and the assessment of directors on an ongoing basis are functions performed by the Environmental, Corporate Governance and Reserve Review Committee which is comprised entirely of unrelated directors. This committee has established a written charter that clearly establishes the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board. In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board considers necessary to possess as a whole, the competencies and skills the Board considers each existing director needs to possess and the competencies and skills each new nominee will bring to the boardroom.

	TSX Guidelines	Compliant	Implementation of the Guidelines
5.	*Every Board of Directors should implement a process to be carried out by the nominating committee for assessing the effectiveness of the board as a whole, the committees of the board, and the contribution of individual directors.*	Partially	The Board has determined that the implementation of a performance assessment mechanism for individual directors is neither practical nor realistically effective. The mandate of the Environmental, Corporate Governance and Reserve Review Committee includes: (i) monitoring the quality of the relationship between management and the Board and recommending improvements; (ii) annually assessing the effectiveness of the Board and each of its committees; (iii) reviewing the Terms of Reference of committees and recommending changes to the Board if required; (iv) reviewing the structures and procedures of the Board and its relationship to management to ensure the Board can function independently of management; and (v) reviewing the Corporation's overall approach to corporate governance and, as appropriate, making recommendations to the Board.
6.	*Every Corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.*	Yes	The Chairman is responsible for orienting new and existing directors. From time to time, presentations are made to the Board on directors' duties and responsibilities. New directors will meet with management to familiarize themselves with the business and operations, and management is available to meet with the directors upon request. The Environmental, Corporate Governance and Reserve Review Committee tours field sites periodically, which serves to give the directors additional insight into the Corporation's business. In addition, each new director is provided materials detailing the responsibilities of (a) the committees on which he sits, (b) the Chairman, and (c) the President and CEO, as well as corporate governance materials and copies of all the Corporation's policies. Directors are kept up to date on changes affecting their responsibilities, and are encouraged to attend seminars or other learning forums with the consent of the Environmental, Corporate Governance and Reserve Review Committee.
7.	*Every Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.*	Yes	The Board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Environmental, Corporate Governance and Reserve Review Committee reviews whether the current size of the Board promotes effectiveness and efficiency. The Board currently is composed of five directors – a minimal, but sufficient number to fulfill its responsibilities effectively and efficiently.

TSX Guidelines	Compliant	Implementation of the Guidelines
8. *The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and the risks involved in being an effective director.*	Yes	The Compensation Committee has the mandate to review and make recommendations to the Board respecting the remuneration of directors. Factors such as market conditions, time commitment and responsibilities are considered in determining remuneration. It is the Board's belief that the establishment of the Corporation's long-term Option Plan assists in aligning Directors' interests with those of the Unitholders of the Fund and in attracting and retaining competent and effective executives to meet and exceed performance milestones. The Compensation Committee has established a written charter that clearly establishes the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board. One of such responsibilities is to review executive compensation disclosure before it is publicly disclosed.
9. *Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee may include one or more inside directors.*	Yes	The Corporation's Board Committees are composed entirely of unrelated directors.
10. *Every Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Corporation's approach to corporate governance issues. This committee would, amongst other things, be responsible for the Corporation's response to these governance guidelines.*	Yes	The Environmental, Corporate Governance and Reserve Review Committee has established a written mandate that includes developing the Corporation's approach to corporate governance issues and in responding to the TSX governance guidelines. The committee is keeping abreast of recent developments in this area and is assessing its current policies and procedures in light of the proposed changes. At a minimum, the committee's mandate is reviewed annually to ensure that all aspects of responsible corporate governance are being addressed.
11. *The Board of Directors, together with the CEO, should develop position descriptions for the board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.*	Yes	There is no specific mandate for the Board, since the Board has plenary power. Any responsibility which is not delegated to senior management or a Board Committee remains with the full Board. Each Committee has specific Terms of Reference approved by the Environmental, Corporate Governance and Reserve Review Committee. The Environmental, Corporate Governance and Reserve Review Committee reviews and recommends to the Board the CEO's authorities and responsibilities. The Board reviews and approves corporate objectives as part of its planning process and then monitors performance.
12. *Every Board of Directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities, or (ii) adopt alternative means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as a "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee.*	Yes	The Board meets independently of management on a quarterly basis. The Environmental, Corporate Governance and Reserve Review Committee is composed of unrelated directors and ensures that the Board functions independently of management. The Chairman of the Board is not a member of management of the Corporation. Each of the committees has the authority to engage and compensate independent advisors as it deems appropriate.

TSX Guidelines	Compliant	Implementation of the Guidelines
13. *The audit committee of every Board of Directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee's duties should include oversight responsibilities for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.*	Yes	The Audit Committee is composed only of outside directors. As well, none of the members of the committee have a direct or indirect material relationship with the Corporation or the Fund, and none are deemed to have a material relationship. The Terms of Reference of the Audit Committee specifically define its duties and responsibilities which include meeting separately with external auditors to discuss and review specific issues as appropriate. The Audit Committee annually recommends to the Board the auditors to be appointed and the remuneration to be paid. The auditors report directly to the Audit Committee. This committee also approves all non-audit services provided by the external auditor and reviews all financial information before it is publicly disclosed. The Audit Committee also reviews internal control systems of the Corporation and the Fund. It is the Board's position that each member of the Audit Committee is "financially literate" and accordingly sufficiently competent to provide effective review of the Corporation's finances. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. For further information, refer to the Fund's Annual Information Form.
14. *The Board of Directors should implement a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.*	Yes	Individual directors may engage outside advisers at corporate expense upon receipt of written authorization from the Environmental, Corporate Governance and Reserve Review Committee.

Shiningbank Energy Income Fund

RENEWAL ANNUAL INFORMATION FORM
for the year ended December 31, 2004

March 21, 2005

TABLE OF CONTENTS

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TABLE OF CONTENTS

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GLOSSARY OF TERMS

The following are defined terms used in this Annual Information Form:

"923720" means 923720 Alberta Inc., a wholly-owned subsidiary of the Fund used for the purpose of the acquisition of Ionic, which was amalgamated with the Corporation and Ionic on May 4, 2001.

"Administrative Services Agreement" means the agreement between the Corporation and the Trustee on behalf of the Fund, dated October 9, 2002, as amended, pursuant to which the Corporation agreed to provide certain management, advisory and administrative services in connection with the Royalties, the Fund, the Trust Units and any entity of the Fund administered by the Corporation;

"ARTC" means Alberta Royalty Tax Credit;

"Birchill" means Birchill Resources Limited, which was amalgamated with Shiningbank Energy Ltd. on March 8, 2004;

"Birchill Acquisition" means the acquisition of Birchill by the Corporation on March 8, 2004. See "General Development of the Fund – Significant Developments in 2004" and "Birchill Acquisition";

"Birchill Acquisition Note" means the promissory note issued to the Fund by the Corporation pursuant to the acquisition of Birchill. See "Incorporation and Organization - The Birchill Acquisition Note";

"Cambright" means Cambright Gas Corporation, which was amalgamated with Shiningbank Energy Ltd. on July 1, 2000;

"Cash Distribution Date" means the date Distributable Cash is paid to Unitholders, which is not later than the fifteenth day of the month following the applicable Distribution Record Date;

"Corporation" means Shiningbank Energy Ltd.;

"Corporation Royalty Agreement" means the royalty agreement dated July 31, 1996, as amended and restated as of February 28, 2003 between the Corporation and the Trustee;

"Corporation USA" means the unanimous shareholder agreement of the Corporation dated October 9, 2002 among the Corporation, SHC and the Trustee;

"Crown" means Her Majesty the Queen in Right of Canada or a Province thereof;

"Debt Service Charges" means all interest and principal repayments relating to the borrowing of funds by the Corporation. See "Incorporation and Organization - The Corporation - Borrowing";

"Deferred Purchase Price Obligation" means the ongoing obligation of the Fund to pay to the Corporation and SLP, in certain circumstances, an amount equal to 99% of the cost of any additional Canadian resource properties (as defined in the Tax Act) which may be subsequently acquired by the Corporation and SLP, directly or by way of corporate take-over or other business combination, to the extent that such cost is not financed by the borrowings of the Corporation and SLP; 99% of any indebtedness incurred by the Corporation and SLP for the purposes of acquiring any additional Canadian resource properties; and 99% of any capital expenditures incurred in respect of the Properties and so designated by the Corporation and SLP, to the extent such cost is not financed by the borrowings of the Corporation and SLP. See "Incorporation and Organization - The Royalties - Deferred Purchase Price Obligation";

"Distributable Cash" means, for any particular period, "net income" as calculated pursuant to the terms of the Trust Indenture, and means the Royalty Income received or receivable by the Fund plus interest and dividend

income received or receivable and Alberta Royalty Credit received or receivable, if any, and other payments or distributions from the Managed Entities, less the aggregate of Crown charges and any other direct cash expenses of the Fund;

"Distribution Record Date" means such dates as the Trustee may from time to time, upon written direction from the Corporation, designate as a "Distribution Record Date" except that December 31 shall be a Distribution Record Date;

"Exchangeable Shares" means the non-voting exchangeable shares of SHC, which are exchangeable into Trust Units based on the Exchange Ratio, of which 1,136,614 were issued to Kivacorp and Proximus collectively, on October 9, 2002, pursuant to the Management Internalization Transactions, 353,614 of which remain subject to escrow at March 21, 2005. See "General Development of the Business of the Fund – Three Year History – Management Internalization Transactions";

"Exchange Ratio" means the ratio pursuant to which Exchangeable Shares can be converted to Trust Units. See "General Development of the Business of the Fund – Three Year History – Management Internalization Transactions";

"Exempt Plan" means an RRSP, DPSP or RRIF;

"Former Manager" means Shiningbank Energy Management Inc.;

"Fund" means Shiningbank Energy Income Fund;

"Ionic" means Ionic Energy Inc.;

"Ionic Acquisition Notes" means the promissory notes issued by a predecessor to the Corporation in exchange for shares of Ionic. See "Incorporation and Organization - The Ionic Acquisition Notes";

"Kivacorp" means Kivacorp Petroleum Ltd.;

"Managed Entities" means the Corporation, SHC, 113024 Alberta Inc., SOT and SLP and all other subsidiary entities of the Fund and of any Managed Entity;

"Management Agreement" means the management agreement dated July 31, 1996, as amended, and terminated October 9, 2002, among the Former Manager, the Corporation and the Trustee pursuant to which the Former Manager provided management services to the Corporation and the Fund prior to the Management Internalization Transactions;

"Management Fee" means a management fee which was payable by the Corporation to the Former Manager prior to October 9, 2002.

"Management Internalization Transactions" means the series of transactions by which the Fund effected an internalization of its management by acquiring, through its wholly-owned subsidiary SHC, all of the shares of the Former Manager and subsequently amalgamating the Former Manager with the Corporation and continuing as the Corporation. See "General Development of the Business of the Fund – Three Year History – Management Internalization Transactions";

"Net Operating Income" means Net Production Revenue plus capital expenditures less all applicable Crown charges net of Alberta Royalty Credit, if applicable;

"Net Production Revenue" *means the amount received or receivable by the Corporation and by SLP in respect of* the sale of its interest in all Petroleum Substances collected from the Properties less: (i) expenditures paid or payable by or on behalf of the Corporation and of SLP in respect of the operation of the Properties including,

without limitation, the cost of gathering, compressing, processing, lifting, transporting and marketing all Petroleum Substances produced therefrom, the cost of equipment repair and maintenance and all other amounts paid or payable to third parties which are calculated with reference to production from the Properties including, without limitation, gross overriding royalties, lessors' royalties, but excepting Crown charges and other applicable charges; and (ii) capital and asset retirement expenditures paid or payable;

"NI 44-101" means Canadian Securities Administrators' National Policy 44-101 – Prompt Offering Qualification System – Short Form Prospectus Distributions;

"NI 51-101" means Canadian Securities Administrators' National Policy 51-101 – Standards of Disclosure for Oil and Gas Activities;

"Paddock" means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"Paddock Report" means the report dated February 14, 2005 prepared by Paddock that reports on certain reserves attributable to the Fund as at December 31, 2004;

"Petroleum Substances" means oil, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"Property" or "Properties" means the working, royalty or other interests of the Corporation and of SLP in any petroleum and natural gas rights, tangibles and miscellaneous interests which the Corporation and SLP may own from time to time. See "Statement of Reserves Data and Other Oil and Gas Information";

"Proximus" means Proximus Energy Corporation;

"Raider" means Raider Resources Ltd.;

"Raider Acquisition Notes" means the promissory notes issued by a predecessor to the Corporation in exchange for shares of Raider. See "Incorporation and Organization – The Raider Acquisition Notes";

"Royalties" means the entitlement of the Fund to receive Royalty Income derived from the Corporation's and SLP's working interests in the Properties. See "Intercorporate and Organization - The Royalties";

"Royalty Agreements" means collectively, the Corporation Royalty Agreement and the SLP Royalty Agreement;

"Royalty Income" means 99% of the amount by which Net Production Revenue exceeds the aggregate of Debt Service Charges, costs, expenses, taxes and other applicable charges payable by the Corporation and SLP in respect of their Properties;

"SEAL" means Shiningbank Energy Acquisitions Ltd.;

"SHC" means Shiningbank Holdings Corporation;

"SHC USA" means the unanimous shareholders agreement of SHC dated October 9, 2002 among SHC, the Trustee, Proximus and Kivacorp;

"SOT" means Shiningbank Operating Trust;

"SLP" means Shiningbank Limited Partnership;

"SLP Royalty Agreement" means the royalty agreement dated effective March 8, 2004 between the Corporation, as general partner of SLP and the Trustee, as the same shall be amended from time to time;

"Special Resolution" means a resolution passed by a majority of not less than 66 2/3% of the votes cast by the Unitholders who voted in respect of that resolution;

"Sproule" means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

"Sproule Report" means the report dated February 8, 2005 prepared by Sproule that reports on certain reserves attributable to the Fund as at December 31, 2004;

"Statement" means the statement and disclosure provided in this Annual Information Form under the heading "Statement of Reserves Data and Other Oil and Gas Information";

"Tax Act" means the *Income Tax Act* (Canada), as amended from time to time;

"Trustee" means Computershare Trust Company of Canada, or its successors, as trustee of the Fund. See "Incorporation and Organization – Trustee";

"Trust Indenture" means the trust indenture of the Fund dated May 16, 1996, as amended and restated on March 7, 2003, by the Trustee and the Corporation. See "Incorporation and Organization – Trust Units";

"Trust Unit" means an equal undivided beneficial interest in the Fund;

"TSX" means The Toronto Stock Exchange;

"Unitholder" means a holder of one or more Trust Units.

ABBREVIATIONS, TERMS AND CONVERSIONS

Certain terms and abbreviations used in this Annual Information Form are defined below:

"bbl"	barrel of oil or NGL;
"bcf"	billion cubic feet of natural gas;
"boe"*	barrel of oil equivalent;
"boe/d"*	barrel of oil equivalent per day;
"bbl/d"	barrel of oil or NGL per day;
"mbbl"	thousand barrels;
"mboe"*	thousand barrels of oil equivalent;
"mmbtu"	million British Thermal Units;
"mcf"	thousand cubic feet of natural gas;
"mcf/d"	thousand cubic feet of natural gas per day;
"mmcf"	million cubic feet of natural gas;
"mmcf/d"	million cubic feet of natural gas per day;
"mstb"	thousand stock tank barrels;
"NGL"	natural gas liquids;

* A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. Boe's may be misleading, particularly if used in isolation. The boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this Annual Information Form measurements are given in standard Imperial or metric units only. The following table sets forth certain standard conversions.

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbl	cubic metres	0.159
cubic metres	bbl	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

Unless stated otherwise, all sums of money referred to in this Annual Information Form are expressed in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, including estimates of reserves, estimates of future cash flow and estimates of future production as well as other statements about anticipated future events or results, are forward-looking statements. Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements that are contained in this Annual Information Form involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading "Risk Factors" in this Annual Information Form. Additional information regarding these factors

and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements. The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading "Risk Factors" and to those that may be discussed as part of particular forward-looking statements.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas information contained in this Annual Information Form has been prepared and presented in accordance with Canadian Securities Administrators' National Instrument 51-101 ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Annual Information Form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. There is no assurance that the constant or forecast prices and costs or other assumptions made in connection with the reserves disclosed herein will be attained and variances could be material.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of revenue and future net revenue for all properties, due to the effects of aggregation.

NON-GAAP MEASURES

In this Annual Information Form, the Fund uses the terms "cash flow", "cash available for distribution" and "distributable cash" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. The Fund also uses the term "netbacks", which are calculated as average unit sales price less royalties, transportation costs and operating costs, to represent the cash margin for product sold, calculated on a boe basis. "Cash flow", "cash available for distribution", "distributable cash" and "netbacks" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "cash flow", "cash available for distribution", "distributable cash" and "netbacks" of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow", "cash available for distribution", "distributable cash" and "netbacks" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Cash available for distribution cannot be assured and future distributions may vary.

INCORPORATION AND ORGANIZATION

The Fund

The Fund is an unincorporated open-ended investment trust created under the laws of the Province of Alberta and formed and governed by the Trust Indenture. The head and principal offices of the Fund are located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta T2P 3Y6. The registered office of the Fund is located at Suite 1200, 700 - 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The Fund's assets consist primarily of the Royalties granted by the Corporation and SLP, the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note. The Royalties entitle the Fund to receive Royalty Income earned by the Corporation and by SLP. See "Incorporation and Organization - The Royalties". The Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note entitle the Fund to receive payments of principal and interest from the Corporation and from SLP in accordance with the terms of promissory notes arising at the time of acquisition of the shares of Raider, Ionic and Birchill.

Holders of Trust Units are the beneficiaries of the Fund. Unitholders indirectly receive the benefit of the Royalties consisting of the entitlement to receive an amount equal to the Royalty Income and also indirectly receive the benefit of the interest income on the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note received by the Fund from the Corporation and SLP.

Shiningbank Energy Ltd.

Shiningbank Energy Ltd. was incorporated under the *Business Corporations Act* (Alberta) on March 7, 1996 as Proximity Energy Ltd. Its articles were amended by Certificate of Amendment dated April 9, 1996 to change its name to Shiningbank Energy Ltd. Effective July 1, 2000, and pursuant to the provisions of the *Business Corporations Act* (Alberta), Shiningbank Energy Ltd. amalgamated with Shiningbank Energy Acquisitions Ltd. ("SEAL"), Raider and Raider's wholly-owned subsidiary Cambright Gas Corporation ("Cambright") and continued under the name Shiningbank Energy Ltd. Effective May 4, 2001, and pursuant to the provisions of the *Business Corporations Act* (Alberta), Shiningbank Energy Ltd. amalgamated with 923720 Alberta Inc. and Ionic Energy Inc. and continued under the name Shiningbank Energy Ltd. Effective October 9, 2002, Shiningbank Energy Ltd. amalgamated with Shiningbank Energy Management Inc. and continued under the name Shiningbank Energy Ltd. Effective January 1, 2004, Shiningbank Energy Ltd. amalgamated with Jocsak Energy Ltd. and continued under the name Shiningbank Energy Ltd. Effective March 8, 2004, Shiningbank Energy Ltd. amalgamated with Birchill Resources Limited and Good Ridge Explorations Ltd. to form the Corporation The Corporation is a wholly-owned subsidiary of SHC and an indirect wholly-owned subsidiary of the Fund. The head and principal office of the Corporation is located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of the Corporation is located at Suite 1200, 700 - 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The Corporation is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties, providing certain administrative services to the Fund and acting as general partner of SLP. The Corporation has approximately 65 employees. The Corporation has agreed, pursuant to the Administrative Services Agreement, to provide certain management, advisory and administrative services in connection with the Royalties, the Fund, the Trust Units and any entity of the Fund administered by the Corporation. The Corporation receives no management fees for acting as administrator of the Fund or as general partner of SLP and is reimbursed only for administrative expenses incurred in connection therewith.

Shiningbank Holdings Corporation

Shiningbank Holdings Corporation was incorporated under the *Business Corporations Act* (Alberta) on July 24, 2002 as 999972 Alberta Inc. Its articles were amended by a Certificate of Amendment dated October 8, 2002 to, among other things, change its name to Shiningbank Holdings Corporation and authorize the issuance of an unlimited number of non-voting exchangeable shares. With the exception of the non-voting Exchangeable Shares, the Fund owns all of the issued and outstanding shares of SHC. The head and principal office of SHC is located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SHC is located at Suite 1200, 700 - 2nd Street S.W., Calgary, Alberta, T2P 4V5.

SHC was incorporated for the purpose of acquiring all of the shares of the Former Manager, for cash and Exchangeable Shares, to effect the internalization of the Fund's management. SHC has no business or employees other than holding the shares of the Corporation. See "General Development of the Business of the Fund – Management Internalization Transactions".

Shiningbank Limited Partnership

Shiningbank Limited Partnership ("SLP") is a limited partnership which was formed on December 10, 2004 under the *Partnership Act* (Alberta). The head and principal office of SLP is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SLP is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

SLP is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties. Shiningbank Operating Trust owns 100% of the limited partnership interests in SLP and SEL is the general partner of SLP.

Shiningbank Operating Trust

Shiningbank Operating Trust ("SOT") is an unincorporated commercial trust created under the laws of the Province of Alberta and governed by a trust indenture between Arne R. Nielsen, as settlor, and 1130243 Alberta Inc., as trustee, dated September 30, 2004. The head and principal office of SOT is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The trustee of SOT is 1130243 Alberta Inc. All of the beneficial interest of SOT is held by the Fund. The assets of SOT currently consist of its limited partnership interest in SLP.

1130243 Alberta Inc.

1130243 Alberta Inc. was incorporated under the ABCA on September 30, 2004. Its head and principal office is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6 and its registered office is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

1130243 Alberta Inc. was incorporated for the purpose of being the trustee of SOT. All of the outstanding shares of 1130243 Alberta Inc. are held by the Fund.

Intercorporate Relationships

The following diagram illustrates the flow of cash from the Properties to the Fund and from the Fund to the Unitholders. Reference should be made to the appropriate sections of this Annual Information Form for a complete description of the structure of the Fund:



Unitholders
Distributable Income
The Fund
Administrative Services Agreement
100% of the Common Voting Shares
100% of the Common Voting Shares
1130243 Alberta Inc.
100% Beneficial Interest
99% Royalty Acquisition Notes
SHC (Shiningbank Holdings Corporation)
Trustee
99% Royalty Acquisition Notes
100% of Common Voting Shares
SOT (Shiningbank Operating Trust)
The Corporation (Shiningbank Energy Ltd.)
Limited Partner
SLP (Shiningbank Limited Partnership)
Cash Flow
General Partner
Cash Flow
Properties
Properties

The Royalties

Pursuant to the Royalty Agreements, the Corporation and SLP have granted the Royalties to the Fund. The Royalties do not constitute an interest in land and the Fund is not entitled to take its share of production in kind or to separately sell or market its share of Petroleum Substances.

The Corporation and SLP are required to pay all Crown charges in respect of the Properties and the Fund is required to reimburse the Corporation and SLP for 99% of the portion thereof not deductible for income tax purposes. At the option of the Corporation and SLP, such reimbursement may be effected by set off against amounts of Royalty Income which the Corporation and SLP are obliged to pay the Fund.

The Royalty Agreements provide that the Fund will be entitled to be paid by the Corporation and SLP, by way of cash payments, the amount payable in respect of the Royalties for each month or quarter (a "Period"), at the election of the Corporation and SLP, on or before the fifteenth day of the month following the completion of each Period.

Deferred Purchase Price Obligation

Recognizing that cash-flows from properties acquired by the Corporation and SLP will be subject to the Royalties for the benefit of Unitholders, the Royalty Agreement imposes upon the Fund the obligation to pay a deferred purchase price (the "Deferred Purchase Price Obligation"). The Deferred Purchase Price Obligation constitutes an ongoing obligation of the Fund to pay to the Corporation and SLP, as additions to the purchase price for the Royalties on the following basis: (i) 99% of the cost of any Canadian resource properties (as defined in the Tax Act) which may be subsequently acquired by the Corporation and SLP, directly or by way of corporate or other business combination, to the extent that such cost is not financed by the debt incurred or assumed by the Corporation and SLP; and (ii) 99% of any capital expenditures incurred in respect of the Properties and so designated by the Corporation and SLP to the extent that such cost is not financed by debt incurred or assumed by the Corporation and SLP. If the Corporation or SLP does not make a designation in respect of capital expenditures at the time they are incurred, the Deferred Purchase Price Obligation shall not be applicable to such expenditures. The Royalty Agreement also provides that the net proceeds realized by the Fund from any offerings of Trust Units which occur subsequent to the initial public offering of Trust Units may be payable by the Fund to the Corporation and SLP pursuant to the Deferred Purchase Price Obligation outstanding at the relevant time.

The cost of the 1% of Canadian resource properties acquired by the Corporation or SLP that is not subject to the Deferred Purchase Price Obligation and the entire cost of depreciable tangible equipment relating to any such additional properties, shall be borne by the Corporation and SLP utilizing their own working capital or funds borrowed by them for such purposes from the Fund or otherwise.

Release of Royalties and Acquisition of Replacement Properties

Pursuant to the terms of the Royalty Agreements, the Corporation and SLP may assign, sell, exchange or otherwise dispose of, all or any portion of the Properties and may release the Royalties therefrom, provided that they determine that such assignments, sales, exchanges or other dispositions would be in the best interests of the Unitholders and that such sales are in accordance with the following:

(i) all assignments, sales, exchanges or other dispositions of Properties for proceeds in excess of 5% of the net asset value (as defined in the Royalty Agreements) of all Properties must be approved by the Board of directors of the Corporation and, in connection with such approval, the Board of directors of the Corporation must determine whether the net proceeds of any sales allocable to the Fund should be distributed to Unitholders or used to purchase additional properties; and

(ii) all assignments, sales, exchanges or other dispositions of Properties having a value (as defined in the Royalty Agreements) greater than 25%, in a calendar year, of the net asset value of all Properties must be approved by a Special Resolution of the Unitholders and, in connection with such approval, the Unitholders, subject to the recommendation by the Board of directors of the Corporation, are also required to consider whether the net proceeds of the assignment, sale, exchange or other disposition, allocable to the Fund should be distributed to the Unitholders or used to purchase additional properties.

The Royalty Agreements provide, with respect to the release of the Royalties, that:

(i) the proceeds of disposition of an interest in any of the Properties (excluding proceeds in respect of related tangible equipment and certain other miscellaneous interests), to the extent not applied to repay borrowings of the Corporation and SLP, shall be allocated 99% to the Fund and 1% to the residual interest of the Corporation and SLP and 100% of the proceeds in respect of related tangible equipment and certain other miscellaneous interests shall be allocated to the Corporation and SLP;

(ii) the proceeds of disposition allocable as aforesaid to the Fund (the "Royalty Disposition Proceeds") shall be forthwith deposited in an interest bearing account with a Canadian chartered bank maintained by the Corporation or SLP, as the case may be, in trust for the Fund (the "Proceeds Account") and to the extent that there is a Deferred Purchase Price Obligation outstanding, the amount thereof shall be paid to the Corporation out of those proceeds of disposition;

(iii) interest received on the Proceeds Account during any Period shall be paid by the Corporation and to the Fund on or before the fifteenth day of the month following the end of such Period;

(iv) to the extent that Royalty Disposition Proceeds create a negative balance in the cumulative Canadian oil and gas property expense account of the Fund (as defined in the *Tax Act*) as at the end of any calendar year, the Corporation and SLP shall remit to the Fund an amount from the Proceeds Account equal to such negative balance so as to permit the distribution thereof; and

(v) to the extent that Royalty Disposition Proceeds are not used to purchase replacement properties within one year from the date such proceeds are deposited in the Proceeds Account, such proceeds shall be forthwith paid by the Corporation and SLP to the Fund and distributed to Unitholders.

The Raider Acquisition Notes

In June, 2000, the Fund, through SEAL, completed the acquisition of all of the outstanding Raider common shares. SEAL paid approximately $420,000 in cash and the Fund issued approximately 2.44 million Trust Units in order to acquire 100% of the Raider common shares. Effective July 1, 2000, Shiningbank Energy Ltd., SEAL, Raider and Cambright were amalgamated, continuing as Shiningbank Energy Ltd. Prior to this amalgamation, the Fund transferred to SEAL all of the Raider common shares acquired by it pursuant to the Raider Offer in exchange for the Raider Acquisition Notes. The Raider Acquisition Notes issued by SEAL to the Fund in connection with the acquisition of Raider total approximately $17.4 million and bear interest at a rate equal to the prime rate of interest announced from time to time by a major Canadian chartered bank for Canadian dollar loans. The Raider Acquisition Notes are now obligations of the Corporation.

The Ionic Acquisition Notes

In April, 2001, the Fund, through 923720, completed the acquisition of all of the outstanding Ionic common shares. The Fund and 923720 paid approximately $45 million in cash and the Fund issued 5,035,362 Trust Units in order to acquire 100% of the Ionic common shares. Effective May 4, 2001, Shiningbank Energy Ltd., 923720 and Ionic were amalgamated pursuant to the provisions of the *Business Corporations Act* (Alberta), continuing as Shiningbank Energy Ltd., which was a wholly-owned subsidiary of the Former Manager. Prior to such amalgamation, the Fund transferred to 923720 all of the Ionic common shares acquired by it pursuant to the Ionic Offer in exchange for demand promissory notes and the Fund transferred the shares of 923720 to Shiningbank Energy Ltd. These demand promissory notes issued by 923720 to the Fund in connection with the acquisition of Ionic total approximately $77.6 million (the "Ionic Acquisition Notes"), bear interest at a rate equal to the prime rate of interest announced from time to time by a major Canadian chartered bank for Canadian dollar loans plus one quarter of one percent. The Ionic Acquisition Notes are now obligations of the Corporation.

The Birchill Acquisition Note

On March 8, 2004, Shiningbank Energy Ltd. acquired all of the issued and outstanding shares of Birchill Resources Limited for a purchase price of $170.1 million. Of this purchase price, $141.5 million was provided by the Fund which funds were raised by way of a public offering of subscription receipts of the Fund (see "General Development of the Business of the Fund – Significant Developments in 2004"). The remainder of the purchase price for the acquisition of Birchill came from Shiningbank Energy Ltd.'s bank credit facilities. The $141.5 million in funds provided by the Fund to Shiningbank Energy Ltd. was provided in exchange for a demand promissory note of Shiningbank Energy Ltd. in the same amount. This demand promissory note (the "Birchill Acquisition Note") bears interest at a rate equal to the prime rate of interest announced from time to time by a major Canadian chartered bank for Canadian dollar loans plus one quarter of one percent. A portion of the Birchill Acquisition Note was transferred to SLP pursuant to the restructuring that occurred in late 2004 (see "General Development of the Business of the Fund – Year Ended December 31, 2004"). Effective March 8, 2004, Shiningbank Energy Ltd. amalgamated with Birchill Resources Limited and Good Ridge Explorations Ltd. to form the Corporation.

Trust Units

A maximum of 300,000,000 Trust Units are authorized for issuance pursuant to the Trust Indenture, of which 54,309,735 were issued and outstanding as at March 21, 2005. The Trust Units represent equal and undivided beneficial interests in the Fund. All Trust Units share equally in all distributions from the Fund and all Trust Units carry equal voting rights at meetings of Unitholders. No conversion or pre-emptive rights are attached to the Trust Units.

The following is a summary of certain provisions of the Trust Indenture. For a complete description of the Trust Indenture, reference should be made to the Trust Indenture, a copy of which may be obtained from the Trustee or viewed at the offices of the Corporation at Calgary, Alberta.

Distributions of Cash

The amount of cash to be distributed annually per Trust Unit is equal to a pro rata share of the Fund's Distributable Cash for the year. Cash distributions of Distributable Cash are made on a monthly basis on the Cash Distribution Date. The Corporation determines the Royalty Income and interest income accrued to the Fund on the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note for a particular period and arranges for payment of all direct expenses of the Fund from such income.

Future Offerings

The Fund may offer additional Trust Units or rights to purchase additional Trust Units (up to the authorized maximum) at such times and on such terms and conditions as the Corporation may determine with the approval of the Board of directors of the Corporation. The Royalties will attach to the interests of the Corporation and SLP in any additional properties which are acquired, whether directly or by way of corporate or other business combination, from time to time. Accordingly, the proceeds from any future offerings may be used to finance the acquisition of additional properties, whether directly or by way of corporate or other business combination, should such be available on terms and conditions acceptable to the Corporation, with the approval of the Board of directors of the Corporation in certain circumstances.

Meetings and Voting

Annual meetings of the Unitholders have been held since the inception of the Fund. Special meetings of Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon the written request of Unitholders holding in the aggregate not less than 20% of the issued and outstanding Trust Units. Notice of all meetings of Unitholders shall be given to Unitholders at least 21 days (or such other period of time as may be prescribed by applicable securities legislation) prior to the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxy holder need not be a holder of Trust Units. Two persons present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attaching to all outstanding Trust Units constitute a quorum for the transaction of business at all such meetings.

Unitholders are entitled to one vote per Trust Unit at all meetings of Unitholders. A Special Resolution of the Unitholders is required to, among other things, amend (except for certain amendments that are not consequentional or are required to ensure the Fund complies with applicable laws) the Trust Indenture, the Royalty Agreements, the Administrative Services Agreement, the Corporation USA, the SHC USA, to remove the Trustee, or terminate the Fund.

In addition, holders of Exchangeable Shares have the right to receive notice of, and to vote, at meetings of Unitholders. The holders of the Exchangeable Shares are entitled to vote at meetings of Unitholders through a Special Voting Unit issued by the Fund, on the basis of one vote for each outstanding Exchangeable Share. These rights are governed by a Voting and Exchange Trust Agreement dated October 9, 2002 among the Fund, SHC and the Corporation, and a Support Agreement dated October 9, 2002 among the Fund, SHC and the Corporation as the trustee of the Exchangeable Shares. See "General Development of the Business of the Fund – Three Year History – Management Internalization Transactions".

Corporation USA

The Corporation, SHC and the Trustee, have entered into the Corporation USA which provides that the Unitholders will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and except as set forth below, to direct the manner in which SHC votes its shares in the Corporation at all such meetings. Prior to SHC voting its shares of the Corporation, each Unitholder will be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and SHC will be required to vote its shares of the Corporation in accordance with the result of the votes of Unitholders. Holders of Trust Units are entitled to direct SHC as to how to vote in respect of all matters placed before it as the holder of all voting shares of the Corporation, including the election of directors of the Corporation and the appointment of the auditors of the Corporation and the Fund. In addition, Unitholders are entitled to direct SHC as to how to vote its shares in the Corporation on any proposed amendment to the Corporation USA, the Trust Indenture or the Administrative Services Agreement, which amendments are required to be approved by Special Resolution. SHC is not entitled to exercise its rights as a shareholder except as set forth above.

The Corporation USA also provides that the Board of directors of the Corporation shall consist of a minimum of three and a maximum of nine directors. The number of directors is currently set at five.

SHC USA

SHC, the Trustee, Proximus and Kivacorp have entered into the SHC USA which provides that the Unitholders will be entitled to receive notice of and to attend all meetings of the shareholders of SHC and, except as set forth below, to direct the manner in which the Trustee, on behalf of the Fund, votes its shares in SHC at all such meetings. Prior to the Trustee voting the Fund's shares in SHC, each Unitholder will be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and the Trustee will be required to vote the Fund's shares in SHC in accordance with the result of the votes of Unitholders. Holders of Trust Units are entitled to direct the Trustee as to how to vote in respect of all matters placed before the shareholders of SHC, including the election of directors of SHC and the appointment of the auditors of SHC. In addition, Unitholders are entitled to direct the Trustee as to how to vote the Fund's shares in SHC on any proposed amendment to the SHC USA, the Trust Indenture or the Administrative Services Agreement, which amendments are required to be approved by Special Resolution. The Fund is not entitled, without the direction of the Unitholders, to exercise its rights as a shareholder, except as set forth above.

The SHC USA also provides that the Board of directors of SHC shall consist of a minimum of three and a maximum of nine directors. The number of directors is currently set at five.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act. Accordingly, the Trust Indenture provides that at no time may non-residents be the beneficial owners of a majority of the Trust Units. The Trustee may require declarations as to the jurisdictions in which beneficial holders of Trust Units are resident. If the Trustee becomes aware, as a result of requiring such declarations or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee shall make a public announcement thereof and shall not accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration that the person is a resident of Canada. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee shall send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee shall on behalf of such Unitholders sell such Trust Units and in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any such sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units. To the best of the knowledge of management, non-resident ownership of the Trust does not exceed 20% as of the date of this Annual Information Form.

Laws in certain jurisdictions outside Canada may also limit the ownership of Trust Units by certain non-residents, and the Trustee may from time to time take steps similar to the foregoing to minimize any adverse consequences to non-resident Unitholders arising from such laws.

Voting at Meetings of SHC, the Corporation and 1130243 Alberta Inc.

The Unitholders are entitled to certain voting rights at meetings of SHC, the Corporation and 1130243 Alberta Inc. including voting rights with respect to the appointment of auditors and directors of these corporations. See "Incorporation and Organization – Trust Units – Corporation USA" and "Incorporation and Organization – Trust Units – SHC USA".

Termination of the Fund

The Unitholders may vote to terminate the Fund at any meeting of the Unitholders, subject to the following: (a) the vote is requested in writing by the holders of not less than 20% of the Trust Units; or (b) if the Trust Units have become ineligible for investment by Exempt Plans; and (c) a quorum of holders of 50% of the issued and outstanding Trust Units is present in person or by proxy at the meeting; and (d) the termination is approved by Special Resolution of the Unitholders at the meeting.

Unless the Fund is terminated or extended by vote of the Unitholders earlier, the Trustee shall commence to wind up the affairs of the Fund on December 31, 2096. In the event that the Fund is wound-up, the Trustee will liquidate all the assets of the Fund, pay, retire, discharge or make provision for some or all obligations of the Fund and then distribute the remaining proceeds of sale, if any, to Unitholders.

Reporting to Unitholders

The Fund furnishes to Unitholders, within 45 days of the end of the first, second and third quarters of each year, a report which includes an unaudited statement of receipts and disbursements attributable to the Royalties for the quarter. Within 90 days of the end of each calendar year, the Fund furnishes tax reporting information to each person who received Distributable Cash at any time during the previous calendar year (or such shorter period of time as may be prescribed by applicable securities legislation).

The financial statements of the Fund are audited at least annually by an independent, recognized firm of chartered accountants and the audited financial statements of the Fund, together with the report of such

chartered accountants, are mailed by the Trustee to Unitholders within 90 days of the end of each calendar year. The fiscal year end of the Fund is December 31.

The Fund also furnishes annually to Unitholders a summary review of the acquisitions and dispositions of Properties that have occurred during the preceding year and activities conducted thereon, including locations of Properties and aggregate amounts of crude oil, natural gas and natural gas liquids produced therefrom and related operating costs. A summary description of material changes in the Fund's financial affairs and their expected impact on Unitholders is also provided.

Take-over Bids and Unitholder Rights Plan

The Trust Indenture contains provisions to the effect that if a take-over bid is made for Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror shall be entitled to acquire the Trust Units held by Unitholders who did not accept the offer on the terms offered by the offeror, subject to compliance with the relevant provisions of the Trust Indenture. On January 25, 2000, the Board of directors of the Corporation approved the adoption by the Fund of a unitholder rights plan (the "Rights Plan"). The Unitholders ratified the adoption of the Rights Plan at the Special and Annual General Meeting of Unitholders held on May 9, 2000. The provisions of the Rights Plan require that Unitholders ratify the continued existence of the Rights Plan at the first annual meeting of Unitholders of the Fund following the second anniversary of the date of the Rights Plan, and at every second annual meeting of Unitholders of the Fund held thereafter. In addition, pursuant to amendments to the Trust Indenture approved by Unitholders on May 9, 2000, the Trustee has delegated its authority to the Corporation to address all matters pertaining to the Unitholder Rights Plan or the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the assets of the Trust or any of the Managed Entities. The Unitholders reconfirmed the Rights Plan at the Special and Annual General Meetings of Unitholders held on May 7, 2002 and May 12, 2004.

Retraction Rights

Trust Units will be retractable at any time on demand by the holder thereof upon delivery to the Fund of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting retraction. Upon receipt of the retraction request by the Fund, all rights to and under the Trust Units tendered for retraction shall be surrendered and the holder thereof shall be entitled to receive a price per Trust Unit ("Redemption Price") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for retraction; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for retraction.

The "market price" for the purposes of a retraction of Trust Units will be an amount equal to the simple average of the closing price of the Trust Units for each of the 10 trading days on the principal market on which the Trust Units are quoted for trading and on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "closing price" shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was a trade on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the "closing market price" on each of the 10 trading days. The "closing market price" shall be an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices of the Trust Units if there was no trading on the date.

The aggregate cash Redemption Price payable by the Fund in respect of any Trust Units surrendered for retraction during any calendar month shall be satisfied by way of a cash payment on the last day of the following month; provided that the entitlement of Unitholders to receive cash upon redemption of their Trust Units is subject to the limitations that: (i) the total amount payable by the Fund in respect of such Trust Units and all other Trust Units tendered for retraction in the same calendar month shall not exceed $100,000 provided that such

limitation may be waived at the discretion of the Board of directors of the Corporation; (ii) at the time such Trust Units are tendered for retraction the outstanding Trust Units of the Fund shall be listed for trading on a stock exchange or traded or quoted on any other market which the Board of directors of the Corporation consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or (iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the date that the Trust Units are tendered for retraction or for more than five trading days during the 10 day trading period commencing immediately after the date on which the Trust Units are tendered for retraction.

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the Redemption Price for such Trust Units shall be the fair market value thereof as determined by the Board of directors of the Corporation and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution in specie of the Fund's property (the "Fund Property"). The Fund Property may include interests in shares and/or debt instruments (the "Securities"). No fractional Securities will be distributed and where the number of Securities to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. The Fund shall be entitled to all interest paid or accrued and unpaid and to all dividends paid or declared payable with respect to the Fund Property on or before the date of such distribution in specie. The holders of the Fund Property will be subject to the provisions of all material agreements that relate to the Fund Property.

It is not anticipated that the retraction right will be the primary mechanism for Unitholders to liquidate their investment. The Securities which may be distributed to Unitholders in connection with any retraction may be subject to resale restrictions under applicable securities laws, will not be listed on any stock exchange and no market is expected to develop for such Securities. The Securities received as a result of a retraction of Trust Units may not be qualified investments for Exempt Plans, depending upon the circumstances existing at that time. The holders of the Securities will be subject to the provisions of all agreements that relate to the Securities. See "Incorporation and Organization - The Royalties, The Raider Acquisition Notes, The Ionic Acquisition Notes and The Birchill Acquisition Note".

Trustee

Computershare Trust Company of Canada ("Computershare") is the Trustee of the Fund and also acts as the transfer agent for the Trust Units. The Trustee is responsible for, or has delegated to the Corporation, the following: (i) receiving and reviewing subscriptions for Trust Units and issuing Trust Units pursuant thereto; (ii) maintaining books and records of the Fund and providing timely reports to holders of Trust Units; (iii) paying Distributable Cash to Unitholders; and (iv) monitoring, on a continuous basis, the activities of the Fund. The Trustee may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident.

The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Fund and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated by the Trust Indenture, which may be binding upon the Trustee or the Fund.

The Trustee is reappointed or changed every two years as may be determined by a majority of the votes cast at a meeting of the Unitholders. At the Special and Annual General Meeting of the Unitholders to be held on May 10, 2005 the Unitholders will be asked to consider and vote on a resolution that Computershare be reappointed and reconfirmed as Trustee. The Trustee may resign upon 60 days' notice to the Corporation. The Trustee may also be removed by Special Resolution of the Unitholders if the Trustee becomes bankrupt or insolvent or otherwise incapable of performing its responsibilities under the Trust Indenture or as the result of a material increase in the fees charged by the Trustee. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee. Prior to November 1, 2001, Montreal Trust Company of Canada ("Montreal Trust") was the trustee of the Fund and was replaced by Computershare, the successor in interest to Montreal Trust by virtue of the acquisition of certain assets of Montreal Trust by Computershare early in 2001.

The Corporation, on behalf of the Trustee, keeps such books and records as are necessary for the proper recording of the business transactions of the Fund. Where it is practical to do so, these records are similar to those required to be maintained by a distributing corporation incorporated under the *Business Corporations Act* (Alberta). Unitholders generally have access to such records to the same extent as though they were shareholders of such a corporation. All such records are kept by the Corporation at its offices in Calgary, Alberta.

The Trust Indenture provides that the Trustee shall be under no liability to any holder of Trust Units for any action taken in good faith reliance upon any documents that are, prima facie, properly executed, for any depreciation of, or loss to, the Fund incurred by reason of the sale of any property, for any inaccuracy in any evaluation provided by the Corporation or any other appropriately qualified person, for relying on any such evaluation, for any action or failure to act of the Corporation, or for any other action or failure to act (including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under the Trust Indenture, or the Royalty Agreements, the Administrative Services Agreement, the Corporation USA, the SHC USA or any underwriting agreement to which the Fund is a party), unless such liabilities arise out of the Trustee's gross negligence, wilful default or fraud. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under the Trust Indenture or the Royalty Agreements, the Trustee may act or refuse to act based on the advice of any such expert or advisor without liability. The Trustee shall be indemnified out of the assets of the Fund and shall have no additional recourse against Unitholders for: (i) any taxes or other government charges imposed upon the Trustee in consequence of its performance of its duties; (ii) losses suffered by it arising out of the performance of its duties *under the Trust Indenture; and (iii) for losses arising in respect of third party environmental claims, provided:* (a) that such losses do not arise out of the Trustee's gross negligence, wilful default or fraud; and (b) the assets of the Fund are sufficient to satisfy the above losses of the Trustee. Pursuant to the Administrative Services Agreement, the Trustee and any person who is serving or has served as a director, officer, employee or agent of the Trustee shall be indemnified by the Corporation out of the assets of the Corporation against all liabilities (including environmental liabilities), obligations, costs and expenses (including judgments, fines, penalties, amount paid in settlement with the approval of the Corporation, as the case may be, and reasonable counsel fees) arising from or related to any manner of breach of the Administrative Services Agreement by the Corporation or in any way arising from or related in any manner to the fraud, wilful misconduct, or gross negligence of the Corporation in the performance of its obligations thereunder, provided any other person claiming indemnification hereunder shall be indemnified only to the extent such person is not finally adjudged in said action, suit or proceeding to have acted with wilful misfeasance, bad faith, or gross negligence and provided that any such person shall not be indemnified if such person is finally adjudged to have acted other than honestly and in good faith.

The Trust Indenture provides that all contracts signed by or on behalf of the Fund must (except as the Trustee or Corporation may otherwise, in any respect, determine) contain a provision to the effect that the obligations in such agreement will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. In addition, the *Income Trust Liability Act* (Alberta) provides that a beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee. See "Risk Factors – Unitholder Liability".

Administrative Services Agreement

The Trustee and the Corporation entered into the Administrative Services Agreement on October 9, 2002. The Administrative Services Agreement may be terminated by the Trustee on the earlier of the expiry of 3 months written notice of termination given by the Trustee to the Corporation, and the date on which a satisfactory replacement administrator is appointed.

Pursuant to the Administrative Services Agreement, the Corporation provides certain management, advisory and administrative services in connection with the Royalties, the Fund, the Trust Units and any entity of the Fund managed by the Corporation. In return, the Corporation is reimbursed only for administrative expenses incurred, with the intention that the Corporation not derive any financial gain, nor suffer any financial loss, as a result of providing such services.

The main duties of the Corporation under the Administrative Services Agreement include:

- managing all of the operations and other affairs of the Fund;
- advising the Fund in respect of the Royalties;
- administering all matters respecting the assets of the Fund and the Trust Units;
- providing or causing to be provided to Unitholders all information to which Unitholders are entitled under the Trust Indenture;
- determining the timing and terms of future offerings of Trust Units, if any, and all other services as may be necessary for the Trustee to discharge its responsibilities under the Trust Indenture;
- ensuring compliance by the Fund with continuous disclosure obligations under all applicable securities legislation;
- providing investor relations services to the Fund;
- calling and holding all necessary meetings of Unitholders and distributing materials including notices of meetings and information circulars in respect thereof;
- determining the amounts payable from time to time to Unitholders and arranging for distributions to Unitholders of Distributable Cash; and
- providing office space, equipment and staff, including clerical, technical, managerial and accounting services for the Fund and the Corporation.

In exercising its powers and discharging its duties under the Administrative Services Agreement, the Corporation is required to exercise that degree of care, diligence and skill that a reasonably prudent administrator would exercise in comparable circumstances.

The Corporation will be indemnified by the Fund in respect of certain liabilities, obligations, costs and expenses which it may suffer in discharging its obligations under the Administrative Services Agreement provided that such liabilities, obligations, costs and expenses do not arise from the fraud, wilful misconduct or gross negligence of the Corporation.

The Board of directors of the Corporation reviews the provision of services under the Administrative Services Agreement on an ongoing basis. Any significant amendment to the Administrative Services Agreement must be approved by the Board of directors of the Corporation, the Trustee and by Special Resolution of the Unitholders.

The Corporation's Business Strategy

The Corporation manages and administers the assets of the Fund according to the terms and conditions set forth in the Administrative Services Agreement. A business strategy has been set out which utilizes the extensive management, technical and business experience of the directors and officers of the Corporation with the objective of maintaining and enhancing Distributable Cash to Unitholders and the value of the Trust Units. Optimizing income and value will be achieved by increasing both the quality and quantity of the assets held by the Corporation and underlying the Royalties. To achieve this strategy the Corporation:

- plans to acquire additional producing assets having a long reserve life;
- operates a significant number of the Properties in order to proactively manage the factors impacting Distributable Cash, including operating costs, capital costs, development plans and timing, abandonment liabilities, commodity markets, joint venture billings and receipts;

- uses capital to exploit oil and natural gas assets and optimize cash-flow where the Corporation considers the risk to be reasonable;

- has developed a production marketing strategy to provide a competitive commodity price portfolio as well as to reduce price volatility; and

- endeavours to optimize cash flow by reducing operating costs and general and administrative costs.

The Corporation endeavours to capitalize on the operating, exploitation, evaluation and management experience of its officers and the directors in order to be competitive in the asset acquisition and cash flow enhancement process.

The Corporation's Acquisition Criteria

The Corporation may periodically purchase additional oil and natural gas properties or acquire corporations or other entities holding such assets, with a view to maintaining or increasing Distributable Cash for Unitholders. Such acquisitions generally comply with the following criteria and procedures:

- each must be evaluated by an independent engineer except for properties from a single vendor acting at arm's length where the purchase price of the properties is not in excess of $15 million;

- each is evaluated using industry accepted pricing and reserve definitions and discount rates. Payout periods and acquisition costs per boe are rigorously evaluated as part of the process to attempt to ensure a competitive Distributable Cash will result from such acquisitions;

- not more than 50% of the net asset value of all Properties can be attributable to a single pool;

- at least 60% of the net asset value of all Properties must be represented by proved reserves;

- the Properties must be selected, in part, on the basis that the amount of anticipated capital expenditures required thereon will be of the type which are intended to maintain, realize or improve production from such properties; and

- the approval of the Board of directors of the Corporation is required for acquisitions exceeding $20 million per transaction.

The oil and natural gas industry continues to go through a period of consolidation and rationalization which has resulted in an increase in property divestitures by industry participants. The Corporation believes that this process will continue, thereby providing it with opportunities to acquire oil and natural gas producing properties which meet the foregoing acquisition criteria.

The Corporation and SLP

Business

The Corporation was incorporated and organized for the purpose of, and carries on the business of, acquiring, developing, exploiting and disposing of oil and natural gas properties and granting the royalty to the Fund under the terms of the Corporation Royalty Agreement. It also performs its duties under the Administrative Services Agreement and its duties as general partner of SLP under the limited partnership agreement for SLP.

SLP was formed for the purpose of, and carries on the business of, acquiring, developing, exploiting and disposing of oil and natural gas properties. It granted the royalty to the Fund under the terms of the SLP Royalty Agreement. The Corporation is the general partner of SLP and, in that capacity, directs the operations and policies of SLP.

Borrowing

The Corporation has a $225 million revolving committed credit facility with a syndicate of Canadian chartered banks. The facility has a revolving period ending on April 27, 2006, at which time the facility, unless renewed, reverts to a two year term with principal payments, if necessary, commencing on July 28, 2005. The credit facility is accessed through the use of funding instruments as provided for under the credit facility and is secured by: (i) $300 million floating charge demand debentures pursuant to which all of the Corporation's and SLP's assets are pledged; and (ii) general security agreements under which all personal property of the Corporation and of SLP has been mortgaged and charged. The facility contains provisions which may restrict the ability of the Corporation and SLP to pay the Royalties and which may compel a sale of the working interests underlying the Royalties in certain circumstances, with all proceeds from such sale going to the banks and not to the Fund. The Corporation may borrow certain amounts to finance its ongoing operations as well as those of SLP, including certain costs incurred on behalf of the Fund and SLP.

Limitations on Borrowing

Pursuant to the Royalty Agreement, the Corporation is permitted to borrow funds to finance the purchase of Properties, incur capital expenditures or other financial obligations or encumbrances in respect of the Properties or for working capital purposes and to grant security on the Properties in priority to the Royalties to secure the loans of such monies. However, the Royalty Agreements restrict the ability of the Corporation to borrow from third parties if: (i) the amounts borrowed from such third parties to finance the purchase of Properties exceeds 40% of the asset value of all of the Properties at the time of borrowing; or (ii) the Debt Service Charges on amounts borrowed from such third parties to finance the purchase of Properties or capital expenditures to maintain or improve production from the Properties or other borrowings, exceed 30% of the aggregate of the projected annual Royalty Income and the projected annual income from the Birchill Acquisition Note, the Raider Acquisition Notes and the Ionic Acquisition Notes.

Capital Expenditures

The Corporation may approve and fund capital expenditures under the terms of the Royalty Agreements. Future capital expenditures are intended to maintain or improve production and to exploit the assets of the Corporation and of SLP. Capital expenditures will not be incurred to fund what management considers to be high risk exploratory drilling activities. Capital expenditures may be financed from Royalty Income, additional issuances of Trust Units, borrowings or by joint venture agreements on the basis that the joint venture partner will assume such capital expenditures in exchange for a working interest participation in the Properties. Under the terms of the Royalty Agreements, annual capital expenditures are not to exceed 15% of the annual Net Operating Income from the Properties unless financed with borrowings or additional issuances of Trust Units (this requirement is proposed to be removed subject to approval of Unitholders at the Fund's annual meeting of unitholders to be held this year). Capital expenditures which are funded from Royalty Income may result in a short term reduction in Distributable Cash.

Environmental Obligations

The Corporation and SLP are liable for their respective working interest share of ongoing environmental obligations and for the ultimate reclamation of the Properties upon abandonment. Ongoing environmental obligations are expected to be funded as incurred. Management of the Corporation believes that funding environmental obligations in this manner is appropriate given that the Corporation and SLP operate a significant number of the Properties. The Corporation pro-actively monitors the factors giving rise to environmental liabilities on behalf of itself and SLP.

The provision for abandonment costs by the Corporation and SLP is calculated over the remaining life of their respective reserves using the "unit-of-production" method. The Corporation and SLP record a liability equal to the present value of future abandonment and reclamation costs and a corresponding increase in property, plant and equipment costs. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in such fair value. The asset retirement cost is capitalized and depleted into earnings over time. Actual abandonment costs incurred in a specific period are charged against this provision. For

Royalty Income calculation, actual abandonment costs paid or payable are charged as an expense. All salvaged equipment is re-used or sold to help offset well abandonment and site reclamation costs.

Insurance

The Corporation carries insurance policies to provide protection for the assets of the Corporation and SLP, providing coverage at or above industry standards. Insurance policies cover property damage, business interruption and general liability. The ongoing level, type and maintenance of insurance will be determined by the Corporation based upon the availability and cost of such insurance and the Corporation's perception of the risk of loss. The Corporation carries insurance which provides standard industry levels of coverage to individuals for all good faith acts carried out by them on behalf of the Corporation in their capacity as directors or officers of the Corporation.

The DRIP Plan

On March 14, 2000, the Board of directors of the Corporation approved the adoption by the Fund of a distribution reinvestment and optional trust unit purchase plan (the "DRIP Plan"). On May 9, 2000, the adoption of the DRIP Plan was ratified by the Unitholders at the Special and Annual Meeting of Unitholders. The purpose of the DRIP Plan is to allow eligible Unitholders to purchase additional Trust Units by either re-investing their cash distributions or by making additional optional cash payments of up to a maximum of $3,000 per quarter for the purchase of additional Trust Units. During 2004, 296,538 Trust Units were issued from treasury pursuant to the DRIP Plan and the balance were purchased through the facilities of the TSX.

Rights Incentive Plan

Effective July 1, 2001, the Fund replaced its trust unit option plan with a trust unit rights incentive plan (the "Rights Incentive Plan"). The Rights Incentive Plan permits the Board of directors of the Corporation to grant rights to purchase Trust Units to employees, officers, directors or other service providers of the Corporation. The purpose of the Rights Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of the long-term Trust Unit trading price performance and distributions of the Fund, thereby reflecting the total return to Unitholders. Further information on the Rights Incentive Plan is available in the Fund's Information Circular dated March 21, 2005 that relates to the Special and Annual General Meeting of the Unitholders of the Fund to be held on May 10, 2005.

Unitholder Rights Plan

For details respecting the Unitholder Rights Plan, see "Trust Units – Take-over Bids and Unitholder Rights Plan" above.

Employee Savings Plan

Effective January 1, 2001, the Corporation established an Employee Trust Unit Savings Plan (the "ESP") to assist employees in meeting long term savings goals through the acquisition of Trust Units of the Fund and other professionally managed investment funds and to encourage its employees to have a direct investment in the Corporation. Under the ESP, employees may contribute as much of their semi-monthly pay period earnings to the Plan as they wish, subject to a minimum contribution of 2% per pay period. The Corporation contributes an amount equal to the amount contributed by the employee to a maximum of 6% per pay period. The Corporation's contributions accumulate and are directly deposited into the employee's account on a monthly basis. Once deposited, the contributions vest immediately in favour of the employee even if his or her employment with the Corporation ends thereafter. All contributions under the ESP are contributed to the employees' respective self-directed RRSP accounts or non-RRSP accounts. The contributions made under the ESP by the Corporation are used to purchase Trust Units of the Fund in the secondary market through the facilities of the TSX. All commissions payable respecting the purchase of Trust Units are paid by the Corporation. Employees are responsible for commissions payable in connection with the sale of their Trust Units or other securities held under the ESP.

General

The Fund was created in July 1996, pursuant to an initial public offering of $53 million of Trust Units, the proceeds of which were used to acquire the royalty from the Corporation under the terms of the Corporation Royalty Agreement. The Fund is a conventional oil and gas royalty trust which earns income from the Royalties and from the Birchill Acquisition Note, Raider Acquisition Notes and Ionic Acquisition Notes, for the benefit of Unitholders and operates as an open-end mutual fund trust, providing Unitholders with regular payments of Distributable Cash. The Corporation and SLP acquire, develop and operate oil and gas properties, the cash flow from which pays the Royalties and the principal and interest under the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note. The Corporation is the general partner of SLP.

Three Year History

Year Ended December 31, 2002

On May 2, 2002, the Fund issued 4,025,000 Trust Units at $14.20 each for gross proceeds of $57,155,000 which was used to finance the purchase of long-life oil and natural gas properties.

During 2002, the Corporation expended an aggregate of $49.6 million in various property acquisitions in 16 separate transactions ranging in size from $22,000 to $21.1 million. Each of these acquisitions were structured as asset acquisitions and were funded by a combination of debt and proceeds from the issue of Trust Units described above. The largest transaction was the purchase in May 2002 of a natural gas producing property at Minehead in west-central, Alberta at a cost of $21.1 million.

On October 9, 2002, the Fund, through SHC, purchased all of the outstanding shares of the Former Manager for net aggregate consideration of $19.4 million consisting of $2.9 million in cash and 1,136,614 Exchangeable Shares valued at $16.5 million, at a deemed value of $14.508 per Exchangeable Share. See "General Development of the Business of the Fund – Three Year History – Management Internalization Transactions".

At a special meeting of Unitholders held on October 8, 2002, Unitholders approved changes to the Trust Indenture and the Corporation Royalty Agreement to allow for monthly distributions of Distributable Cash to Unitholders. The Fund commenced monthly distributions in the first quarter of 2003. The record date for each monthly distribution is the last day of the calendar month with such distribution being paid on the 15th day of the following month. The record date for the first monthly distribution was February 28, 2003.

Management Internalization Transactions

After receiving the approval of Unitholders at the special meeting held on October 8, 2002, the Fund effected an internalization of its management structure by acquiring, through its wholly-owned subsidiary SHC, all of the shares of the Former Manager, and subsequently amalgamating the Former Manager with the Corporation and continuing as the Corporation. The purposes of the transaction were to eliminate the Fund's on-going management fees and improve its competitiveness and flexibility in making acquisitions, while at the same time retaining the executive officers and key personnel of the Former Manager and better aligning their interests with those of the Unitholders. The consideration paid for the shares of the Former Manager was $19.4 million, of which $2.9 million was paid in cash and the balance was paid by the issuance of 1,136,614 Exchangeable Shares of SHC at a deemed value of $14.508 per Exchangeable Share.

Prior to the internalization, the shareholders of the Former Manager were Proximus, as to 50%, a corporation wholly-owned by Arne R. Nielsen, the Chairman of the Board and a director of the Former Manager and the Corporation, and Kivacorp as to 50%, a corporation wholly-owned by David M. Fitzpatrick, the President, Chief Executive Officer and a director of the Former Manager and the Corporation. The transaction was negotiated on behalf of the Fund by an independent committee of the Board of directors of the Corporation (the "Independent Committee") consisting of the three directors of the Corporation who are independent of management of the

Corporation. The Independent Committee obtained independent legal advice and an independent opinion with respect to the fairness, from a financial point of view, of the consideration payable under the transactions from National Bank Financial Inc. Mr. Nielsen and Mr. Fitzpatrick abstained from voting on the approval of the transactions, both as directors of the Corporation and as Unitholders.

The Trustee, for and on behalf of the Fund, the Corporation and the Former Manager had entered into the Management Agreement, which required the Former Manager to provide management services to the Fund and the Corporation. Under the terms of the Management Agreement, the Former Manager received annual management fees equal to 3.25% of the net operating income of the Corporation (as that term was defined in the Management Agreement) and acquisition fees equal to 1.5% of the purchase price of acquisitions made by the Corporation or its affiliates. A quarterly dividend was also paid to the Former Manager by the Corporation. The dividend amount was equal to approximately 1% of the Distributable Cash for such quarter. During the year ended December 31, 2002, the fees received by the Former Manager under the Management Agreement consisted of management fees of $1,938,795, acquisition fees of $720,742 and dividends of $517,130. Following the acquisition of the Former Manager and its subsequent amalgamation with the Corporation, the Management Agreement was terminated and replaced with the Administrative Services Agreement. See "Incorporation and Organization – Administrative Services Agreement".

The Exchangeable Shares are exchangeable into Trust Units at the election of the holder. The number of Trust Units required to be issued for each Exchangeable Share tendered at the time of the exchange (the "Exchange Ratio") was initially one to one, based on the deemed value of $14.508 per Exchangeable Share at their issue date of October 9, 2002. The Exchange Ratio is increased at the time of payment of each distribution of Distributable Cash to Unitholders by an amount equal to the distribution per Trust Unit divided by the weighted average trading price of the Trust Units on the TSX for the 10 trading days ending on the record date for that distribution. As at December 31, 2004 the Exchange Ratio was 1.32647 Trust Units for each Exchangeable Share and as of March 21, 2005, the Exchange Ratio was 1.35755 Trust Units for each Exchangeable Share.

Holders of Exchangeable Shares have the right to receive notice of and to vote at meetings of Unitholders. The holders of the Exchangeable Shares are entitled to vote at meetings of Unitholders through a Special Voting Unit issued by the Fund, on the basis of one vote for each outstanding Exchangeable Share. These rights are governed by a Voting and Exchange Trust Agreement dated October 9, 2002 among the Fund, SHC and the Corporation, and a Support Agreement dated October 9, 2002 among the Fund, SHC and the Corporation as the trustee of the Exchangeable Shares.

In order to encourage the retention of the management of the Fund, 378,871 of the 568,307 Exchangeable Shares received by each of Kivacorp and Proximus, and the underlying Trust Units into which they may be exchanged, were placed in escrow with Valiant Trust Company as the escrow agent. Under the terms of the escrow agreement with Kivacorp, one fifth of the escrowed securities were released to Kivacorp on October 9 in 2003 and 2004 with one fifth releasable on October 9 in each of 2005, 2006 and 2007 as long as Mr. Fitzpatrick remains the President and CEO of the Corporation. If Mr. Fitzpatrick voluntarily terminates his employment with the Corporation before October 9, 2007, the Exchangeable Shares or Trust Units remaining in escrow at the time of such termination will be cancelled without consideration. Proximus has a similar escrow agreement but for a period of three years, respecting Mr. Nielsen and his position of Chairman or Executive Chairman of the Corporation, the release dates of which were October 9 in each of 2003 and 2004 with the last release scheduled for October 9, 2005. At December 31, 2004, 263,482 Exchangeable Shares were exercisable and 353,614 remained in escrow.

Under the provisions of a unanimous shareholders agreement of the Corporation, as amended and restated on November 1, 2001, the Former Manager had the right to appoint two directors to the Board of directors of the Corporation, with the balance of the directors being elected by the Unitholders. This unanimous shareholder agreement has been terminated and replaced by the Corporation USA. Pursuant to the terms of the Corporation USA, all of the directors of the Corporation are to be elected annually by the Unitholders; however, the Corporation has agreed that Mr. Fitzpatrick will be a nominee director for at least five years and Mr. Nielsen for at least three years, provided their respective employment with the Corporation continues.

Year Ended December 31, 2003

On January 15, 2003, the Corporation acquired long-life oil and gas reserves in the Modeste Creek, Whitecourt and Long Coulee areas of Alberta, all of which were complementary to its existing operations, in two separate transactions. The aggregate cost of these acquisitions was $16.7 million. The Modeste Creek asset acquisitions were effective October 1, 2002 and the Whitecourt and Long Coulee asset acquisitions were both effective November 1, 2002.

Pursuant to an offering of 3,340,000 Trust Units under its prospectus dated January 31, 2003, the Fund raised net proceeds of approximately $47,345,000 which were applied to the amounts owing to the Corporation under its Deferred Purchase Price Obligation.

On March 31, 2003, the Corporation acquired, with an effective date of January 1, 2003, operated and non-operated interests in long life oil and gas reserves principally located in the Ferrier and O'Chiese areas of west central Alberta (the "Ferrier/O'Chiese Properties"), adjacent to the Corporation's then existing properties in the Ferrier area, for a purchase price of $134.3 million net of closing adjustments (the "Ferrier/O'Chiese Acquisition"). The Ferrier/O'Chiese Properties are characterized by long-life, liquids-rich gas production combined with low operating costs. The natural gas production from the Ferrier/O'Chiese Properties, which constituted 72% of total production from these properties in 2004, is primarily uncontracted. The Ferrier/O'Chiese Acquisition also included 22,755 net acres of undeveloped land. Cash flow and income from the Ferrier/O'Chiese Properties has been consolidated with the Corporation's financial position since April 1, 2003. The Ferrier/O'Chiese Acquisition was funded entirely through the Corporation's credit facilities. For the purposes of the Canadian Securities Administrators' National Instrument 44-101 ("NI 44-101"), the Ferrier/O'Chiese Acquisition was a "significant acquisition" for the Fund.

Pursuant to an offering of 6,497,500 Trust Units under its prospectus dated April 22, 2003, the Fund raised net proceeds of approximately $92,589,000 which were used to repay a portion of the debt incurred by the Corporation in connection with the Ferrier/O'Chiese Acquisition.

Effective August 1, 2003, Mr. Arne R. Nielsen became the non-executive Chairman of the Corporation. Prior thereto he was the Executive Chairman of the Corporation. Mr. Nielsen continues to remain involved with the business of the Corporation as a director.

During 2003, additional acquisitions for a total cost of $9.1 million in 11 separate transactions and dispositions of non-core assets with total proceeds of $5.8 million in 13 separate transactions were completed.

Year Ended December 31, 2004

Effective January 1, 2004 the Corporation acquired all the outstanding shares of Good Ridge Explorations Ltd. for $7.0 million. The transaction closed on March 5, 2004.

On February 19, 2004, the Corporation entered into a share purchase agreement (the "Share Purchase Agreement") with Dutch Canadian Investments S.A. and Anthos Canada Inc. (collectively, the "Vendor") providing for the acquisition of all of the issued and outstanding shares of Birchill Resources Limited ("Birchill"), a private company incorporated under the laws of Alberta, for a purchase price of $170.1 million (the "Birchill Acquisition"), which acquisition closed on March 8, 2004. Birchill's oil and gas properties (the "Birchill Properties") and facilities included a mix of operated and non-operated interests located primarily in west central Alberta and southern Saskatchewan. The principal Birchill Properties are located in the Ferrier, Kaybob/Winterburn and Rainbow areas of Alberta and in the Nottingham and Coleville areas of southern Saskatchewan. The Birchill Acquisition complemented the Corporation's production in the Ferrier/O'Chiese area, which has become the Corporation's largest core property. The acquisition of Birchill's interest at Ferrier also provided additional facility synergies and yielded a significant number of additional development drilling opportunities. In 2004, the Birchill Properties produced an average of 3,712 boe/d of which 59% was natural gas. For the purposes of NI 44-101, the Birchill Acquisition was a "significant acquisition" for the Fund.

The Fund completed an underwritten financing on March 8, 2004, issuing 8,800,000 subscription receipts for net proceeds of approximately $141.5 million which were used to complete the Birchill Acquisition.

Each subscription receipt entitled the holder thereof to receive, without payment of additional consideration, one Trust Unit. On March 8, 2004, a total of 8,800,000 Trust Units were issued pursuant to the terms of these subscription receipts.

In December, 2004, the Fund implemented an internal reorganization of certain of its subsidiaries and assets which resulted in the transfer of certain assets which the Corporation acquired pursuant to the Birchill Acquisition to SLP, a newly formed limited partnership, of which SOT, a newly formed commercial trust, is the sole limited partner and the Corporation is the general partner. The Fund owns all of the shares of 1130243 Alberta Inc. which is the Trustee of SOT. The Fund is SOT's sole beneficiary. The SLP Royalty Agreement was entered into between SLP and the Fund. In addition, as part of the restructuring, a portion of the Birchill Acquisition Note was transferred to SLP. See "Incorporation and Organization – Shiningbank Limited Partnership", "Incorporation and Organization – Shiningbank Operating Trust", "Incorporation and Organization – 1130243 Alberta Inc." and "Incorporation and Organization – Intercorporate Relationships".

Trends

Commodity prices are cyclical. In recent years, the price of oil has moved through a large range and is currently in the high end of that range. It is the Corporation's expectation that the price of oil over the longer term will average in the area of US$40 to US$50 per bbl.

Natural gas prices have also moved through a large range in the last several years, reaching peak prices of over $13 per mcf in February, 2003. Pricing has remained relatively flat throughout 2004, averaging $7.06 per mcf. The Corporation expects that the price of natural gas will fluctuate in the range of $6.50 to $7.50 per mcf during the medium to long term. This expectation is based upon the Corporation's view of supply and demand fundamentals in North American energy markets.

The expectations for natural gas prices are currently in a state of flux, and have led to significant increases in the prices paid to acquire natural gas producing properties. The Fund is dependent on a steady supply of newly acquired properties in order to offset natural production declines and to continue to grow. In order to maintain its natural gas focus, acquisition costs will likely rise.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

This statement of reserves data and other information (the "Statement") is dated March 21, 2005 and is effective December 31, 2004. The preparation date of the information regarding reserves in the Statement from the Paddock Report was February 14, 2005 and from the Sproule Report was February 8, 2005.

The future net revenue numbers presented throughout this Statement, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value.

Disclosure of Reserve Data

The following reserves data and associated tables summarize the reserves of crude oil, natural gas and associated products and the net present values of future net revenues associated with the Corporation's reserves as evaluated or audited in the Paddock Report and the Sproule Report, based on constant and forecast price assumptions presented in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

The tables summarize the data contained in the Paddock Report and the Sproule Report and, as a result, may contain slightly different numbers than the Paddock Report and the Sproule Report due to rounding. There is no assurance that the price and cost assumptions set out below will be attained and variances could be material. The reserve estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

All of the Corporation's properties, reserves and production are located in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Ontario.

The following tables detail the aggregate gross, net and "Company Interest" reserves of the Corporation as a whole derived from both the Paddock Report and the Sproule Report, as at December 31, 2004, using constant prices and costs as well as the aggregate net present value of future net revenue attributable to the reserves estimated using constant prices and costs, calculated without discount and using discount rates of 5%,10%, 15% and 20%:

Summary of Oil and Gas Reserves
Constant Prices and Costs
as at December 31, 2004
TOTAL RESERVES

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
Reserves Category	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[(1)] (mmcf)	Gross (mmcf)	Net (mmcf)	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)
PROVED												
Developed Producing	4,519.0	4,475.2	3,903.0	305.8	305.8	276.0	173,375	159,505	139,290	5,984.2	5,937.6	4,100.8
Developed Non-Producing	29.5	29.5	25.8	0.0	0.0	0.0	17,126	16,429	13,675	427.0	418.3	297.6
Undeveloped	160.5	160.5	141.2	0.0	0.0	0.0	19,456	19,337	15,123	1,068.9	1,062.4	741.9
TOTAL PROVED	4,709.0	4,665.2	4,070.0	305.8	305.8	276.0	209,958	195,272	168,087	7,480.0	7,418.2	5,140.2
PROBABLE	2,438.7	2,428.3	2,033.7	131.8	131.8	118.9	98,121	94,890	77,966	3,780.6	3,763.4	2,600.2
TOTAL PROVED PLUS PROBABLE	7,147.7	7,093.5	6,103.7	437.6	437.6	394.8	308,079	290,162	246,054	11,260.6	11,181.6	7,740.4

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"). See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the table above its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Constant Prices and Costs
as at December 31, 2004
TOTAL RESERVES

	Before and After Income Taxes Discounted at[1][2]				
	0%	5%	10%	15%	20%
Reserves Category	($thousands)	($thousands)	($thousands)	($thousands)	($thousands)
PROVED					
Developed Producing	1,036,818	810,189	674,042	582,101	515,479
Developed Non-Producing	84,180	62,856	50,103	41,618	35,556
Undeveloped	104,877	76,579	58,777	46,689	38,013
TOTAL PROVED	1,225,875	949,625	782,922	670,407	589,048
PROBABLE	568,280	341,038	235,622	176,365	138,829
TOTAL PROVED PLUS PROBABLE	1,794,155	1,290,663	1,018,544	846,772	727,878

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables detail the gross, net and "Company Interest" reserves as at December 31, 2004 of the Corporation that are evaluated in the Paddock Report, using constant prices and costs as well as the net present value of future net revenue attributable to the reserves estimated using constant prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

Summary of Oil and Gas Reserves
Constant Prices and Costs
as at December 31, 2004
Paddock Report

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
	Company Interest[1]	Gross	Net	Company Interest[1]	Gross	Net	Company Interest[1]	Gross	Net	Company Interest[1]	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)	(mbbl)	(mbbl)	(mbbl)
PROVED												
Developed Producing	3,358.5	3,314.7	2,995.9	271.1	271.1	244.6	117,960	104,801	96,064	2,993.3	2,966.6	2,022.2
Developed Non-Producing	27.4	27.4	24.8	0.0	0.0	0.0	10,646	9,949	8,508	178.4	169.7	125.4
Undeveloped	160.5	160.5	141.2	0.0	0.0	0.0	4,093	4,093	3,305	225.0	225.0	156.2
TOTAL PROVED	3,546.4	3,502.6	3,161.9	271.1	271.1	244.6	132,699	118,843	107,876	3,396.6	3,361.2	2,303.8
PROBABLE	1,661.6	1,651.2	1,437.8	87.2	87.2	78.6	51,930	48,930	41,313	1,288.5	1,278.0	864.6
TOTAL PROVED PLUS PROBABLE	5,208.0	5,153.8	4,599.7	358.2	358.2	323.2	184,629	167,773	149,189	4,685.1	4,639.2	3,168.4

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined

in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"). See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the table above its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Constant Prices and Costs
as at December 31, 2004
Paddock Report

	Before and After Income Taxes Discounted at (1)(2)				
Reserves Category	0% ($thousands)	5% ($thousands)	10% ($thousands)	15% ($thousands)	20% ($thousands)
PROVED					
Developed Producing	663,423	516,805	427,811	367,574	323,965
Developed Non-Producing	49,609	37,716	30,138	24,955	21,213
Undeveloped	21,027	13,194	8,862	6,183	4,386
TOTAL PROVED	734,059	567,715	466,811	398,712	349,563
PROBABLE	270,927	165,632	115,425	86,849	68,658
TOTAL PROVED PLUS PROBABLE	1,004,986	733,347	582,236	485,561	418,222

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables detail the gross, net and "Company Interest" reserves, as at December 31, 2004 of the Corporation that are evaluated in the Sproule Report, using constant prices and costs as well as the net present value of future net revenue attributable to the reserves estimated using constant prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

Summary of Oil and Gas Reserves
Constant Prices and Costs
as at December 31, 2004
Sproule Report

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
Reserves Category	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[(1)] (mmcf)	Gross (mmcf)	Net (mmcf)	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)
PROVED												
Developed Producing	1,160.5	1,160.5	907.1	34.7	34.7	31.4	55,415	54,704	43,226	2,990.9	2,971.0	2,078.6
Developed Non-Producing	2.1	2.1	1.0	0.0	0.0	0.0	6,480	6,480	5,167	248.6	248.6	172.2
Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	15,363	15,244	11,818	843.9	837.4	585.7
TOTAL PROVED	1,162.6	1,162.6	908.1	34.7	34.7	31.4	77,259	76,429	60,211	4,083.4	4,057.0	2,836.4
PROBABLE	777.1	777.1	595.9	44.6	44.6	40.3	46,191	45,960	36,653	2,492.1	2,485.4	1,735.6
TOTAL PROVED PLUS PROBABLE	1,939.7	1,939.7	1,504.0	79.4	79.4	71.6	123,450	122,389	96,865	6,575.5	6,542.4	4,572.0

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"). See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the table above its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Constant Prices and Costs
as at December 31, 2004
Sproule Report

	Before and After Income Taxes Discounted at[1][2]				
	0%	5%	10%	15%	20%
Reserves Category	($thousands)	($thousands)	($thousands)	($thousands)	($thousands)
PROVED					
Developed Producing	373,395	293,384	246,231	214,527	191,514
Developed Non-Producing	34,571	25,140	19,965	16,663	14,343
Undeveloped	83,850	63,385	49,915	40,506	33,627
TOTAL PROVED	491,816	381,910	316,111	271,695	239,485
PROBABLE	297,353	175,406	120,197	89,516	70,171
TOTAL PROVED PLUS PROBABLE	789,169	557,316	436,308	361,211	309,656

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables detail the aggregate gross, net and "Company Interest" reserves as at December 31, 2004 of the Corporation as a whole derived from both the Paddock Report and the Sproule Report, as at December 31, 2004, using forecast prices and costs as well as the aggregate net present value of future net revenue attributable to the reserves estimated using forecast prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

Summary of Oil and Gas Reserves
Forecast Prices and Costs
as at December 31, 2004
TOTAL RESERVES

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
Reserves Category	Company Interest(1) (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest(1) (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest(1) (mmcf)	Gross (mmcf)	Net (mmcf)	Company Interest(1) (mbbl)	Gross (mbbl)	Net (mbbl)
PROVED												
Developed Producing	4,483.7	4,439.9	3,887.8	307.9	307.9	279.2	173,243	159,375	138,695	5,979.9	5,933.2	4,132.7
Developed Non-Producing	29.5	29.5	25.9	0.0	0.0	0.0	17,026	16,307	13,487	424.5	415.4	297.9
Undeveloped	159.8	159.8	142.8	0.0	0.0	0.0	19,459	19,340	15,121	1,069.0	1,062.5	744.7
TOTAL PROVED	4,673.0	4,629.2	4,056.5	307.9	307.9	279.2	209,727	195,021	167,304	7,473.3	7,411.0	5,175.4
PROBABLE	2,424.7	2,414.3	2,046.5	133.7	133.7	121.3	97,881	94,650	78,153	3,771.2	3,754.0	2,616.7
TOTAL PROVED PLUS PROBABLE	7,097.7	7,043.5	6,102.9	441.4	441.4	400.5	307,607	289,671	245,457	11,244.5	11,165.0	7,792.1

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the COGE Handbook. See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the above table its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Forecast Prices and Costs
as at December 31, 2004
TOTAL RESERVES

	Before and After Income Taxes Discounted at[1][2]				
Reserves Category	0% ($thousands)	5% ($thousands)	10% ($thousands)	15% ($thousands)	20% ($thousands)
PROVED					
Developed Producing	864,857	689,424	584,968	514,101	462,232
Developed Non-Producing	68,892	51,863	41,798	35,116	30,330
Undeveloped	81,373	59,707	45,987	36,615	29,852
TOTAL PROVED	1,015,123	800,994	672,752	585,833	522,414
PROBABLE	464,884	273,833	188,585	141,620	112,127
TOTAL PROVED PLUS PROBABLE	1,480,006	1,074,827	861,338	727,453	634,541

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables detail the gross, net and "Company Interest" reserves as at December 31, 2004 of the Corporation that are evaluated in the Paddock Report, using forecast prices and costs as well as the net present value of future net revenue attributable to the reserves estimated using forecast prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

Summary of Oil and Gas Reserves
Forecast Prices and Costs
as at December 31, 2004
Paddock Report

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
	Company Interest[1]	Gross	Net	Company Interest[1]	Gross	Net	Company Interest[1]	Gross	Net	Company Interest[1]	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)	(mbbl)	(mbbl)	(mbbl)
PROVED												
Developed Producing	3,353.5	3,309.7	3,002.2	271.1	271.1	245.9	117,908	104,751	95,538	2,992.4	2,965.7	2,055.7
Developed Non-Producing	27.4	27.4	24.9	0.0	0.0	0.0	10,602	9,883	8,364	177.6	168.5	126.7
Undeveloped	159.8	159.8	142.8	0.0	0.0	0.0	4,093	4,093	3,292	225.0	225.0	158.9
TOTAL PROVED	3,540.7	3,496.9	3,169.9	271.1	271.1	245.9	132,603	118,727	107,195	3,395.0	3,359.1	2,341.4
PROBABLE	1,662.7	1,652.3	1,455.3	87.2	87.2	79.4	51,818	48,818	41,593	1,287.4	1,276.9	884.1
TOTAL PROVED PLUS PROBABLE	5,203.4	5,149.2	4,625.1	358.2	358.2	325.3	184,420	167,545	148,788	4,682.4	4,636.0	3,225.5

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"). See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the table above its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Forecast Prices and Costs
as at December 31, 2004
Paddock Report

	Before and After Income Taxes Discounted at [1][2]				
Reserves Category	0% ($thousands)	5% ($thousands)	10% ($thousands)	15% ($thousands)	20% ($thousands)
PROVED					
Developed Producing	543,339	433,170	366,548	321,136	287,871
Developed Non-Producing	40,057	30,779	24,889	20,855	17,931
Undeveloped	15,030	9,269	6,070	4,085	2,748
TOTAL PROVED	598,427	473,218	397,507	346,076	308,550
PROBABLE	216,234	131,031	91,667	69,596	55,609
TOTAL PROVED PLUS PROBABLE	814,660	604,249	489,174	415,672	364,159

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables detail the gross, net and "Company Interest" reserves as at December 31, 2004 of the Corporation that are evaluated in the Sproule Report, using forecast prices and costs as well as the net present value of future net revenue attributable to the reserves estimated using forecast prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

Summary of Oil and Gas Reserves
Forecast Prices and Costs
as at December 31, 2004
Sproule Report

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
	Company Interest(1)	Gross	Net	Company Interest(1)	Gross	Net	Company Interest(1)	Gross	Net	Company Interest(1)	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)	(mbbl)	(mbbl)	(mbbl)
PROVED												
Developed Producing	1,130.2	1,130.2	885.6	36.8	36.8	33.3	55,335	54,624	43,157	2,987.5	2,967.5	2,077.0
Developed Non-Producing	2.1	2.1	1.0	0.0	0.0	0.0	6,424	6,424	5,123	246.9	246.9	171.2
Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	15,366	15,247	11,829	844.0	837.5	585.8
TOTAL PROVED	1,132.3	1,132.3	886.6	36.8	36.8	33.3	77,124	76,294	60,109	4,078.3	4,051.9	2,834.0
PROBABLE	762.0	762.0	591.2	46.5	46.5	41.9	46,063	45,832	36,560	2,483.8	2,477.1	1,732.6
TOTAL PROVED PLUS PROBABLE	1,894.3	1,894.3	1,477.8	83.2	83.2	75.2	123,187	122,126	96,669	6,562.1	6,529.0	4,566.6

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"). See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the table above its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Forecast Prices and Costs
as at December 31, 2004
Sproule Report

	Before and After Income Taxes Discounted at (% / year)[(1)(2)]				
	0%	5%	10%	15%	20%
Reserves Category	($thousands)	($thousands)	($thousands)	($thousands)	($thousands)
PROVED					
Developed Producing	321,518	256,254	218,420	192,965	174,361
Developed Non-Producing	28,835	21,084	16,909	14,261	12,399
Undeveloped	66,343	50,438	39,917	32,530	27,104
TOTAL PROVED	416,696	327,776	275,245	239,757	213,864
PROBABLE	248,650	142,802	96,918	72,024	56,518
TOTAL PROVED PLUS PROBABLE	665,346	470,578	372,164	311,781	270,382

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables provide (i) a breakdown of various elements of future net revenue attributable to proved reserves and proved plus probable reserves of the Corporation for its properties as a whole derived from both the Paddock Report and the Sproule Report estimated using both constant prices and costs and forecast prices and costs and calculated without discount, and (ii) the volume of production of the Corporation estimated for 2005 for its reserves as a whole derived from both the Paddock Report and the Sproule Report:

Total Future Net Revenue
as at December 31, 2004
and Estimated Production for 2005
TOTAL RESERVES

($thousands)	Constant Prices & Costs (Undiscounted)		Forecast Prices (Undiscounted)	
	Proved Reserves	Proved plus Probable Reserves	Proved Reserves	Proved plus Probable Reserves
Revenue	2,049,188	3,028,651	1,853,012	2,755,033
Royalties	405,170	610,513	361,379	538,670
Operating costs	365,888	540,640	418,657	645,527
	1,278,130	1,877,498	1,072,976	1,570,837
Development costs	31,791	61,638	32,414	62,211
Well abandonment costs	20,464	21,705	25,439	28,620
Future Net Revenue(1)(2)	1,225,875	1,794,155	1,015,123	1,480,006
2005 Production (Company Interest)(3)				
Oil(mstb)	786	848	787	849
Gas(bcf)	32.6	34.9	32.6	34.9
NGL(mstb)	1,176	1,246	1,177	1,246
Oil equivalent (mboe)	7,393	7,908	7,395	7,910
2005 Production (Gross)				
Oil(mstb)	780	842	781	842
Gas(bcf)	30.4	32.6	30.4	32.6
NGL(mstb)	1,164	1,233	1,165	1,233
Oil equivalent (mboe)	7,007	7,514	7,009	7,516
2005 Production (Net)				
Oil(mstb)	664	710	664	709
Gas(bcf)	24.5	26.2	24.6	26.3
NGL(mstb)	809	855	809	856
Oil equivalent (mboe)	5,561	5,935	5,571	5,946

Notes:

(1) Both before and after income taxes. After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to unitholders under the structure of the Fund.

(2) Including ARTC.

(3) Company Interest is the Corporation's working interest share of production before reduction for royalty obligations plus the Corporation's share of production resulting from its royalty interests.

The following tables provide (i) a breakdown of the various elements of future net revenue attributable to proved reserves and proved plus probable reserves of the Corporation that are evaluated in the Paddock Report estimated using both constant prices and costs and forecast prices and costs and calculated without discount, and (ii) the volume of production of the Corporation estimated for 2005 for its reserves that are evaluated in the Paddock Report:

Total Future Net Revenue
as at December 31, 2004
and Estimated Production for 2005
Paddock Report

($thousands)	Constant Prices & Costs (Undiscounted)		Forecast Prices (Undiscounted)	
	Proved Reserves	Proved plus Probable Reserves	Proved Reserves	Proved plus Probable Reserves
Revenue	1,249,361	1,738,024	1,136,865	1,591,895
Royalties	219,825	315,022	198,810	280,957
Operating costs	265,429	372,430	305,267	445,367
	764,107	1,050,572	632,788	865,571
Development costs	13,405	28,178	13,635	28,076
Well abandonment costs	16,643	17,408	20,726	22,835
Future Net Revenue(1)(2)	734,059	1,004,986	598,427	814,660
2005 Production (Company Interest)(3)				
Oil(mstb)	537	580	537	581
Gas(bcf)	20.1	21.8	20.1	21.8
NGL(mstb)	502	533	502	533
Oil equivalent (mboe)	4,382	4,738	4,382	4,739
2005 Production (Gross)				
Oil(mstb)	531	574	531	575
Gas(bcf)	18.0	19.7	18.0	19.7
NGL(mstb)	494	525	494	525
Oil equivalent (mboe)	4,030	4,379	4,030	4,380
2005 Production (Net)				
Oil(mstb)	474	507	475	508
Gas(bcf)	15.3	16.6	15.4	16.7
NGL(mstb)	341	362	341	362
Oil equivalent (mboe)	3,372	3,634	3,382	3,645

Notes:

(1) *Both before and after income taxes. After Income Tax values are the same as Before Income Tax values due to the flow through of income* tax attributes to unitholders under the structure of the Fund.

(2) Including ARTC.

(3) Company Interest is the Corporation's working interest share of production before reduction for royalty obligations plus the Corporation's share of production resulting from its royalty interests.

The following tables provide (i) a breakdown of the various elements of future net revenue attributable to proved reserves and proved plus probable reserves of the Corporation that are evaluated in the Sproule Report estimated using both constant prices and costs and forecast prices and costs and calculated without discount, and (ii) the volume of production of the Corporation estimated for 2005 for its reserves that are evaluated in the Sproule Report:

Total Future Net Revenue
as at December 31, 2004
and Estimated Production for 2005
Sproule Report

($thousands)	Constant Prices & Costs (Undiscounted)		Forecast Prices (Undiscounted)	
	Proved Reserves	Proved plus Probable Reserves	Proved Reserves	Proved plus Probable Reserves
Revenue	799,827	1,290,627	716,147	1,163,138
Royalties	185,345	295,491	162,569	257,712
Operating costs	100,459	168,210	113,390	200,160
	514,023	826,926	440,188	705,266
Development costs	18,386	33,460	18,779	34,135
Well abandonment costs	3,821	4,297	4,713	5,785
Future Net Revenue(1)(2)	491,816	789,169	416,696	665,346
2005 Production (Company Interest)(3)				
Oil(mstb)	249	268	249	268
Gas(bcf)	12.5	13.1	12.5	13.1
NGL(mstb)	675	713	675	713
Oil equivalent (mboe)	3,012	3,170	3,013	3,171
2005 Production (Gross)				
Oil(mstb)	249	268	249	268
Gas(bcf)	12.3	13.0	12.4	13.0
NGL(mstb)	670	708	670	708
Oil equivalent (mboe)	2,977	3,135	2,978	3,136
2005 Production (Net)				
Oil(mstb)	190	202	189	202
Gas(bcf)	9.2	9.6	9.2	9.6
NGL(mstb)	468	493	468	494
Oil equivalent (mboe)	2,190	2,301	2,189	2,301

Notes:

(1) Both before and after income taxes. After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to unitholders under the structure of the Fund.

(2) Including ARTC.

(3) Company Interest is the Corporation's working interest share of production before reduction for royalty obligations plus the Corporation's share of production resulting from its royalty interests.

The following table details by production group the net present value of future net revenue (before deducting future income tax expenses) for the reserves of the Corporation as a whole derived from both the Paddock Report and the Sproule Report estimated using both constant prices and costs and forecast prices and costs and calculated using a discount rate of 10%:

Future Net Revenue
By Production Group
As of December 31, 2004
TOTAL RESERVES

		Future Net Revenue before Income Taxes (discounted at 10%/year)	
Reserves Category	Production Group	Constant prices and costs ($thousands)	Forecast prices and costs ($thousands)
Proved	Light and Medium Oil[1]	94,942	77,996
	Heavy Oil[1]	4,621	3,734
	Natural Gas[2]	661,886	569,993
	Facility Income & Other Revenue	18,443	18,234
	Alberta Royalty Tax Credit	3,030	2,795
		782,922	672,752
Total Proved plus Probable	Light and Medium Oil[1]	130,772	104,772
	Heavy Oil[1]	5,802	4,816
	Natural Gas[2]	858,419	728,582
	Facility Income & Other Revenue	19,786	19,651
	Alberta Royalty Tax Credit	3,765	3,517
		1,018,544	861,338

Notes:

(1) Including solution gas and other by-products.

(2) *Including by-products but excluding solution gas from oil wells.*

The following table details by production group the net present value of future net revenue (before deducting future income tax expenses) for the reserves of the Corporation that are evaluated in the Paddock Report estimated using both constant prices and costs and forecast prices and costs and calculated using a discount rate of 10%:

Future Net Revenue
By Production Group
As of December 31, 2004
Paddock Report

		Future Net Revenue before Income Taxes (discounted at 10%/year)	
Reserves Category	Production Group	Constant prices and costs ($thousands)	Forecast prices and costs ($thousands)
Proved	Light and Medium Oil(1)	73,307	58,816
	Heavy Oil(1)	4,507	3,345
	Natural Gas(2)	371,094	317,887
	Facility Income & Other Revenue	15,203	14,994
	Alberta Royalty Tax Credit	2,700	2,465
		466,811	397,507
Total Proved plus Probable	Light and Medium Oil(1)	99,848	78,104
	Heavy Oil(1)	5,465	4,020
	Natural Gas(2)	458,053	388,563
	Facility Income & Other Revenue	15,692	15,557
	Alberta Royalty Tax Credit	3,178	2,930
		582,236	489,174

Notes:

(1) Including solution gas and other by-products.

(2) Including by-products but excluding solution gas from oil wells.

The following table details by production group the net present value of future net revenue (before deducting future income tax expenses) for the reserves of the Corporation that are evaluated in the Sproule Report estimated using both constant prices and costs and forecast prices and costs and calculated using a discount rate of 10%:

Future Net Revenue
By Production Group
As of December 31, 2004
Sproule Report

		Future Net Revenue before Income Taxes (discounted at 10%/year)	
Reserves Category	Production Group	Constant prices and costs ($thousands)	Forecast prices and costs ($thousands)
Proved	Light and Medium Oil[1]	21,635	19,180
	Heavy Oil[1]	114	389
	Natural Gas[2]	290,792	252,106
	Facility Income & Other Revenue	3,240	3,240
	Alberta Royalty Tax Credit	330	330
		316,111	275,245
Total Proved plus Probable	Light and Medium Oil[1]	30,924	26,668
	Heavy Oil[1]	337	796
	Natural Gas[2]	400,366	340,019
	Facility Income & Other Revenue	4,094	4,094
	Alberta Royalty Tax Credit	587	587
		436,308	372,164

Notes:

(1) Including solution gas and other by-products.

(2) Including by-products but excluding solution gas from oil wells.

Pricing Assumptions

The following tables detail the benchmark reference prices for the regions in which the Corporation operated as at December 31, 2004 reflected in the reserves data disclosed above under "Statement of Reserves Data and Other Oil and Gas Information – Disclosure of Reserves Data". The pricing assumptions for both the constant prices and costs and forecast prices and costs were provided by Sproule and were relied upon by Sproule in the Sproule Report and by Paddock in the Paddock Report. Both Paddock and Sproule are independent reserves evaluators and auditors.

Summary of Pricing Assumptions
As of December 31, 2004
Constant Prices and Costs(1)

	OIL			EDMONTON LIQUIDS PRICES			
Year	Edmonton Reference ($Cdn/bbl)	Hardisty 12° API ($Cdn/bbl)	NATURAL GAS AECO Monthly Index ($Cdn/mmbtu)	Condensate ($Cdn/bbl)	Butane ($Cdn/bbl)	Propane ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
As at December 31, 2004	46.51	15.26	6.78	51.80	39.78	36.11	0.84

Note:

(1) The prices shown on the table were adjusted to reflect actual prices received for each area.

Summary of Pricing and Inflation Rate Assumptions
As of December 31, 2004
Forecast Prices and Costs

	OIL					EDMONTON LIQUIDS PRICES				
Year	WTI Cushing ($US/bbl)	Edmonton Reference ($Cdn/bbl)	Hardisty 25° ($Cdn/bbl)	Cromer 29° ($Cdn/bbl)	NATURAL GAS AECO Monthly Index ($Cdn/ mmbtu)	Condensate ($Cdn/bbl)	Butane ($Cdn/bbl)	Propane ($Cdn/bbl)	Inflation Rate %/Year	Exchange Rate ($US/$Cdn)
Forecast:										
2005	44.29	51.25	36.26	44.53	6.97	52.49	38.20	32.09	2.5%	0.84
2006	41.60	48.03	34.89	41.87	6.66	49.19	34.01	30.07	2.5%	0.84
2007	37.09	42.64	32.11	37.27	6.21	43.67	30.20	26.70	2.5%	0.84
2008	33.46	38.31	30.68	33.43	5.73	39.23	27.13	23.98	2.5%	0.84
2009	31.84	36.36	29.08	31.70	5.37	37.24	25.75	22.76	1.5%	0.84
2010	32.32	36.91	29.60	32.22	5.47	37.80	26.13	23.11	1.5%	0.84
2011	32.80	37.47	30.13	32.75	5.57	38.37	26.53	23.46	1.5%	0.84
2012	33.30	38.03	30.67	33.29	5.67	38.95	26.93	23.81	1.5%	0.84
2013	33.79	38.61	31.21	33.83	5.77	39.54	27.34	24.17	1.5%	0.84
2014	34.30	39.19	31.76	34.38	5.87	40.14	27.75	24.53	1.5%	0.84
2015	34.82	39.78	32.33	34.95	5.98	40.74	28.17	24.90	1.5%	0.84
Thereafter	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	0.84

The Corporation's weighted average prices received in 2004 were $43.14/bbl for oil, $7.06/mcf for natural gas and $40.24/bbl for natural gas liquids.

Reconciliations of Changes in Reserves and Future Net Revenue

The following table outlines the reconciliation of changes in the net reserves estimates for the Corporation as a whole derived from both the Paddock Report and the Sproule Report for the period December 31, 2003 to December 31, 2004 using forecast prices and costs:

Reconciliation of Changes in Net Oil and Gas Reserves
Forecast Prices and Costs
as at December 31, 2004[1]

	Light & Medium Oil			Heavy Oil			Associated & Non-Associated Gas[2]			Natural Gas Liquids		
	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable
Factors	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)	(mbbl)	(mbbl)	(mbbl)
December 31,2003	3,753.8	1,813.7	5,567.5	339.6	123.3	462.9	147,198	55,618	202,816	4,329.5	1,762.6	6,092.1
Acquisitions	1,008.6	561.3	1,569.9	39.0	41.9	80.9	32,314	21,629	53,943	1,147.2	737.6	1,884.8
Dispositions	(5.5)	(2.3)	(7.8)	(75.9)	(44.0)	(119.9)	(400)	(66)	(466)	(10.9)	-	(10.9)
Extensions	-	-	-	-	-	-	2,175	502	2,677	98.9	22.0	120.9
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries[4]	31.9	11.0	42.9	-	-	-	11,734	5,944	17,678	657.0	386.0	1,043.0
Technical Revisions	(86.8)	(337.1)	(423.9)	19.8	0.1	19.9	(717)	(5,486)	(6,203)	(145.9)	(293.6)	(439.5)
Economic Factors	0.6	-	0.6	-	-	-	73	13	86	5.5	1.1	6.6
Production[3]	(646.5)	-	(646.5)	(43.2)	-	(43.2)	(25,073)	-	(25,073)	(905.2)	-	(905.2)
December 31,2004	4,056.1	2,046.6	6,102.7	279.3	121.3	400.6	167,304	78,154	245,458	5,176.1	2,615.7	7,791.8

Notes:

(1) The above table is a combination of data from the Sproule Report and the Paddock Report, adjusted for the items referred to in notes 2, 3 and 4 below.

(2) Includes solution gas.

(3) Includes acquired production from the effective date of the Birchill and Good Ridge acquisitions.

(4) Includes development activity associated with the Birchill and Good Ridge acquisitions after the effective date thereof.

The following table outlines the reconciliation of changes in respect of future net revenue for the Corporation as a whole, derived from both the Paddock Report and the Sproule Report, estimated using constant prices and costs and calculated using a 10% discount rate, attributable to net proved reserves of the Corporation:

Reconciliation of Changes in Net Present Values of Future Net Revenue
Discounted at 10% Per Year

Net Proved Reserves

Constant Prices and Costs
as at December 31, 2004

Factors	($millions)
Estimated Net Present Value of Future Net Revenue, beginning of year	$ 548.6
Estimated 2004 net operating income discounted at 10%	(168.5)
Net Changes in prices, costs and royalties related to future production [(1)]	70.7
Changes in previously estimated development costs incurred in period	-
Changes in estimated future development costs	0.3
Changes resulting from extensions and improved recovery	-
Changes resulting from discoveries	36.1
Changes resulting from acquisitions of reserves	225.5
Changes resulting from dispositions of reserves	(2.0)
Net change resulting from revisions in quantity estimates	9.6
Accretion of discount	72.6
Net change in royalty tax credits	-
All other changes	(10.0)
Estimated Net Present Value of Future Net Revenue, end of year	$ 782.9

Note:

(1) The impact of changes in prices and other economic factors on future net revenue.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The proved and probable undeveloped reserves of the Corporation have been estimated in accordance with procedures and standards contained in the COGE Handbook. In general, the Corporation's undeveloped reserves are scheduled to be developed within the next two years. See "Statement of Reserves Data and Other Oil and Gas Information – Oil and Gas Properties" for the Corporation's general development plans for its undeveloped reserves.

Significant Factors or Uncertainties

For details of important economic factors or significant uncertainties that may affect the components of the reserves data in this Statement, see "Management's Discussion and Analysis" and "Risk Factors".

Future Development Costs

The following table details the development costs deducted in the estimation of future net revenue attributable to proved reserves of the Corporation derived from both the Paddock Report and the Sproule Report (estimated using both constant prices and costs and forecast prices and costs) and proved plus probable reserves of the Corporation (estimated using forecast prices and costs):

Future Development Costs
($thousands)

	Proved Reserves		Proved plus Probable Reserves
Year	(Constant prices and costs)	(Forecast prices and costs)	(Forecast prices and costs)
2005	16,922	16,922	32,734
2006	11,471	11,744	21,755
2007	822	847	1,955
2008	803	840	1,638
2009	383	406	950
Remainder	1,390	1,655	3,179
Total Undiscounted	31,791	32,414	62,211
Total Discounted at 10%	28,162	28,537	54,700

The Corporation's source of funding for future development costs of the Corporation's reserves will be derived from a combination of cash flow, debt and new equity. Management of the Corporation does not anticipate that the costs of funding referred to above will materially affect the Corporation's disclosed reserves and future net revenues or will make the development of any of the Corporation's properties uneconomic.

Oil and Gas Properties

The assets of the Corporation are the oil and natural gas interests upon which the Royalty has been granted and the oil and natural gas interests underlying the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note. The assets of the Corporation include operated and non-operated interests. Set out below is a description of the Corporation's principal producing properties, plants, facilities and installations. All of the Corporation's properties referred to below are onshore properties.

Ferrier/O'Chiese, Alberta

The Corporation owns various operating and non-operating interests in long life oil and gas reserves located in the Ferrier and O'Chiese areas of west central Alberta. These properties are characterized by long-life, liquids-rich gas production combined with low operating costs. The natural gas production from these properties, which constitutes 72% of total production on a boe basis, is primarily uncontracted and is processed in three non-operated gas plants in which the Corporation owns minor working interests or processes for a fee as a non-owner. The Corporation owns and operates an average 44.3% working interest in 131 gross (57.8 net) producing natural gas wells and 7 gross (3.3 net) producing oil wells in this area. During 2005, the Corporation has plans to drill up to 23 gross (13.1 net) wells in the area to further develop the producing pools.

Whitecourt, Alberta

The Corporation owns and operates an average 54% working interest in 55 gross (31.2 net) producing natural gas wells and five gross (2.0 net) producing oil wells in the Whitecourt area. The natural gas is processed in the Corporation operated Whitecourt gas plant. The property is located approximately 150 km northwest of Edmonton, Alberta. The Corporation has an ongoing program of well recompletions and workovers designed to optimize production from the area, but no significant development activity is planned.

Caroline, Alberta

The Corporation holds an average 56% working interest in 31 gross (19.5 net) oil wells and 14 gross (4.1 net) natural gas wells in the Caroline area. The property consists of varying working interests in four separate units, including an 86.5% working interest in 21 gross (18.2 net) producing oil wells in the Corporation operated Caroline Cardium "B" Sand Unit No. 1, along with an interest in 24 gross (5.4 net) non-unit producing oil and natural gas wells. This property is located immediately southwest of the town of Caroline, Alberta. The Corporation has no further development plans in this mature field.

Penhold, Alberta

The Corporation owns and operates an average 58% working interest in 40 gross (24.8 net) producing natural gas wells and 6 gross (3.3 net) oil wells in the Penhold area. This property is located immediately southwest of Red Deer, Alberta. Natural gas is processed in three gas plants operated by others. The Corporation holds an interest in one of these gas plants.

Paddle River, Alberta

The Corporation owns various interests averaging 37% in 44 gross (17.1 net) producing oil and natural gas wells in the Paddle River area, located approximately 120 km northwest of Edmonton, Alberta, which produce primarily from the Nordegg formation. The natural gas produced from this area is liquids-rich with an average ratio of 44 barrels of NGL per mmcf of natural gas. The natural gas is processed at a third party owned and operated gas plant.

Windfall, Alberta

The Corporation owns and operates an average 78% working interest in 21 gross (16.4 net) producing natural gas wells in the Windfall area. The natural gas is processed at a third party owned and operated gas plant. The property is located approximately 200 km northwest of Edmonton, Alberta.

Dunvegan, Alberta

The Corporation holds an average 4.2% working interest in 160 gross (6.8 net) producing wells in the Dunvegan area, located approximately 400 km northwest of Edmonton, Alberta. Included in this is a 4.29% working interest in the Dunvegan Gas Unit No. 1 (the "Unit"), which consists of 143 gross (6.1 net) producing natural gas wells. Production comes from as many as seven pay zones, but primarily the Debolt zone. The Unit was initially placed on production in 1973. The operator of this property has virtually continuous development drilling activity in the area, in which the Corporation participates up to its proportionate share, but due to its small interest, has no control over approvals.

Monias, British Columbia

The Corporation holds an average 57% working interest in, and operates, the Monias gas field and related facilities, located approximately 50 km southwest of Fort St. John, British Columbia. Production is from the Triassic Halfway formation, which exhibits low decline rates and long producing life. Production is processed in a non-operated gas plant in which the Corporation holds no interest.

Medicine Hat, Alberta

The Corporation owns an overriding royalty interest in approximately 475 producing natural gas wells in the Medicine Hat area. The property is located immediately northeast of the City of Medicine Hat. By virtue of the terms of the overriding royalty agreement, the Corporation receives revenue from the wells through the operator and is not responsible for operating or capital costs. Over the last several years this area has been the subject of development drilling by others which has increased the Corporation's production from the area at no cost.

Minehead, Alberta

The Corporation owns and operates an average 45% working interest in 21 gross (9.5 net) producing natural gas wells in the Minehead area. The property is located approximately 160 km east of Edmonton, Alberta. Production is from the Cardium formation, which is characterized by liquids rich gas exhibiting low decline rates and long producing life. Production is processed in a non-operated gas plant in which the Corporation holds no interest. During 2005, the Corporation has plans to drill up to 8 gross (2.8 net) wells in the area to further develop the producing pools.

Long Coulee, Alberta

The Corporation owns and operates a 99% interest in the Long Coulee Unit #2, which consists of 31 gross (30.7 net) producing oil wells. The Corporation also holds an interest in 10 gross (6.3 net) non-unit producing oil and natural gas wells in the Long Coulee area. The property is located approximately 90 km southeast of Calgary, Alberta. During 2005, the Corporation has plans to drill up to 2 gross (2.0 net) wells in the area to further develop the producing pools. The Corporation operates an oil battery but gas is processed at a third party operated gas plant.

Producing and Non-Producing Wells

The following table summarizes the Corporation's interests, as at December 31, 2004 in oil and gas wells:

Producing and Non-producing Wells as at December 31, 2004

	Oil wells		Natural gas wells		Total	
	Gross	Net	Gross	Net	Gross	Net
Producing[1]						
Alberta	527	140.8	1,824	324.0	2,351	464.8
Ontario	90	90.0	47	46.0	137	136.0
British Columbia	2	-	18	6.8	20	6.8
Saskatchewan	59	14.7	1,598	7.8	1,657	22.5
TOTAL PRODUCING	678	245.5	3,487	384.6	4,165	630.1
Non-producing[2]						
Alberta	323	53.2	297	54.2	620	107.4
Ontario	-	-	9	9.0	9	9.0
British Columbia	2	2	8	3.0	10	5.0
Saskatchewan	1	-	25	0.7	26	0.7
TOTAL NON-PRODUCING	326	55.2	339	66.9	665	122.1

Notes:

(1) Includes wells that are temporarily shut-in but which are capable of production.

(2) Includes wells that are not capable of production but that are not yet abandoned.

Properties with no Attributed Reserves

The following table summarizes information with respect to the Corporation's properties to which no reserves have been specifically attributed:

Land Holdings Without Attributed Reserves
as at December 31, 2004

	Unproved Properties (Acres)		Expiring in 2005 (Acres)	
	Gross	Net	Gross	Net
Alberta	447,420	180,460	108,326	54,230
British Columbia	19,923	3,525	-	-
Ontario	14,822	13,470	-	-
Saskatchewan	39,476	1,272	80	10
TOTAL	521,641	198,727	108,406	54,240

There are no material work commitments on the above undeveloped land holdings.

Forward Contracts

For information with respect to the forward contracts of the Corporation as at December 31, 2004, see the section titled "Results of Operations – Pricing (including Hedging Activity) – Current Hedging" in the Management's Discussion and Analysis contained on page 27 of the Fund's Annual Report for the year ended December 31, 2004, which section is incorporated herein by reference.

Additional Information Concerning Abandonment and Reclamation

The Corporation bases its estimates for the costs of abandonment and reclamation of surface leases, wells, facilities and pipelines on previous experience of management with similar well sites and facility locations. As at December 31, 2004, management expected to incur such costs on 752.2 net wells. The total of such costs, net of estimated salvage value, was $15.0 million (undiscounted) and $6.0 million (discounted at 10%).

Future net revenue figures set forth in this Statement include abandonment liabilities only for wells assigned reserves. Reclamation costs of $15.8 million (undiscounted) and salvage values of $22.5 million are not considered in the future net revenue figures. Within the next three financial years, it is expected such costs will total approximately $3.3 million ($2.9 million discounted at 10%).

Tax Horizon

Under its existing trust structure, the Corporation and the Fund do not pay income tax because the tax liability is transferred to the individual Unitholders of the Fund.

Costs Incurred

For the year ended December 31, 2004, the Corporation incurred the following costs on its properties:

Costs Incurred
Year Ended December 31, 2004
($thousands)

Property Acquisition costs	
Proved Properties	857
Unproved Properties	1,758
Exploration costs	11
Development costs	56,328
	58,954

In addition to the above, the Corporation purchased Birchill Resources Limited and Good Ridge Explorations Ltd. in 2004 at a total cash cost of $177.1 million (see "General Development of the Business of the Fund – Three Year History").

Exploration and Development Activities

For the year ended December 31, 2004, the Corporation completed the following exploratory and development wells:

Exploration and Development Activities
Year ended December 31, 2004

	Exploratory wells		Development wells	
	Gross	Net	Gross	Net
Oil	-	-	4	0.9
Gas	-	-	88	18.5
Service	-	-	-	-
Dry	-	-	4	0.9
Total	-	-	96	20.3

The Corporation's most important current and likely exploration and development activities are described under "Statement of Reserves Data and Other Oil and Gas Information - Oil and Gas Properties".

Production History

The following tables set forth the average daily production volumes, royalties, production costs and the resulting netbacks for the periods indicated as at December 31, 2004:

Average Daily Production[1]
Company Interest
Year ended December 31, 2004

	Quarter Ended			
	31-Mar	30-Jun	30-Sep	31-Dec
Oil (bbl/d)	2,142	2,725	2,156	2,502
Gas (mmcf/d)	82.0	89.6	84.2	90.4
NGL (bbl/d)	2,670	3,034	3,531	3,259
Oil equivalent (boe/d)	18,478	20,693	19,721	20,833

Note:

(1) Before deduction of royalties.

Production and Netback History
Company Interest[1]
Year ended December 31, 2004

GAS WELLS	Quarter Ended			
	31-Mar	30-Jun	30-Sep	31-Dec
Production volumes				
Oil (bbl)	121,219	160,263	154,890	145,072
Gas (mcf)	7,489,704	7,925,731	7,884,234	8,047,766
NGL (bbl)	226,570	300,297	304,184	299,251
Oil equivalent (boe)	1,596,073	1,781,515	1,773,113	1,785,618
Average price received				
Oil ($/bbl)	41.01	47.19	52.93	50.81
Gas ($/mcf)	6.98	7.28	6.85	7.32
NGL ($/bbl)	38.01	37.34	41.92	43.72
Oil equivalent ($/boe)	41.26	42.94	42.27	44.47
Hedge Loss ($/boe)	0.22	0.76	0.84	1.22
Royalties ($/boe)	8.84	7.80	8.86	10.09
Transportation costs ($/boe)	0.84	0.86	0.84	0.65
Operating costs ($/boe)	5.24	6.24	7.28	5.59
Netback ($/boe)	26.12	27.28	24.45	26.92

OIL WELLS	Quarter Ended			
	31-Mar	30-Jun	30-Sep	31-Dec
Production volumes				
Oil (bbl)	76,384	76,089	69,196	68,350
Gas (mcf)	85,344	87,197	81,052	80,692
NGL (bbl)	3,082	3,320	3,085	3,971
Oil equivalent (boe)	93,690	93,942	85,865	85,770
Average price received				
Oil ($/bbl)	41.82	46.26	53.06	51.31
Gas ($/mcf)	7.12	7.03	6.71	7.12
NGL ($/bbl)	36.20	34.25	40.48	40.64
Oil equivalent ($/boe)	41.76	45.21	50.59	49.70
Hedge Loss ($/boe)	1.45	3.27	5.94	7.54
Royalties ($/boe)	7.01	7.07	7.72	8.07
Operating costs ($/boe)	15.43	13.22	15.10	14.29
Netback ($/boe)	17.87	21.65	21.83	19.80

Note:

(1) Company Interest is the Corporation's working interest share of production plus the Corporation's share of production resulting from its royalty interests.

The following table sets forth the production by area for the Corporation's properties for the year ended December 31, 2004:

Production by Area
Year Ended December 31, 2004
Company Interest

	Area	Light & Medium Oil (bbl/d)	Gas (mcf/d)	NGL (bbl/d)	Total Oil Equivalent (boe/d)
Alberta	Ferrier/O'Chiese	82	25,590	1,528	5,875
	Whitecourt	21	7,474	52	1,318
	Caroline	143	3,485	228	952
	Penhold	22	3,192	155	710
	Paddle River	60	3,208	78	672
	Windfall	7	2,746	205	669
	Dunvegan	3	2,976	157	657
	Medicine Hat	-	3,322	-	554
	Minehead	-	2,481	133	547
	Long Coulee	407	704	3	527
	McLeod	5	2,159	85	449
	St. Anne	109	2,052	-	451
	Rainbow	268	948	2	428
	Pembina	66	1,763	65	424
	Nottingham	241	240	126	407
	Kakut	56	1,532	32	344
	Belloy	4	1,600	22	293
	Virginia Hills	181	183	21	232
	Swan Hills	205	28	13	222
	Coleville	86	674	-	198
	Niton	6	908	36	193
	Rosevear	-	976	23	186
	Carvel	-	944	-	157
	Rycroft	-	904	4	155
	Meyer	-	735	-	123
	Vega	-	705	1	119
	Blueridge	7	535	6	102
	Alexander/Majeau	4	494	7	93
	Good Ridge	1	553	-	93
	Lochend	20	645	(55)	73
	Wembley	-	266	9	53
	Cadotte	-	57	-	10
	Other	279	7,142	185	1,654
Ontario		98	1,626	3	372
British Columbia	Monias	-	3,716	1	621
		2,381	86,563	3,125	19,933

Definitions, Notes and Other Cautionary Statements

In the tables set forth in "Statement of Reserves Data and Other Oil and Gas Information" and elsewhere in this Annual Information Form, unless otherwise indicated, the following definitions and other notes are applicable.

1. ***"Gross"*** means:

(a) in relation to the Corporation's and SLP's interest in production and reserves, its "gross revenues", which are the Corporation's and SLP's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation and SLP;

(b) in relation to wells, the total number of wells in which the Corporation and SLP has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation and SLP has an interest.

2. ***"Net"*** means:

(a) in relation to the Corporation's and SLP's interest in production and reserves, its "net reserves", which are the Corporation's and SLP's interest (operating and non-operating) share after deduction of royalty obligations, plus the Corporation's and SLP's royalty interest in production of reserves;

(b) in relation to wells, the number of wells obtained by aggregating the Corporation's and SLP's working interest in each of its gross wells; and

(c) in relation to the Corporation's and SLP's interest in a property, the total area in which the Corporation and SLP has an interest multiplied by the working interest owned by the Corporation and SLP.

3. *Definitions used for reserve categories are as follows:*

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions, which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
- At least a 50 percent probability that the quantities recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

4. *Forecast prices and costs*

Future prices and costs that are:

(a) Generally acceptable as being a reasonable outlook of the future; and

(b) If and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation and SLP is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

5. *Constant prices and costs*

Prices and costs used in an estimate that are:

(a) the Corporation's and SLP's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) If, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation and SLP is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation's and SLP's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

6. ARTC is included in the cumulative cash flow amounts, ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Fund qualifies for the maximum ARTC.

7. *Future income tax expense*

Future income tax expenses are estimated:

(a) Making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes;

(b) Without deducting estimated future costs that are not deductible in computing taxable income;

(c) Taking into account estimated tax credits and allowances; and

(d) Applying to the future pre-tax net cash flows relating to the Corporation's and SLP's oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.

Under its existing trust structure, the Corporation, SLP and the Fund do not pay income tax because the tax liability is transferred to individual Unitholders of the Fund.

8. "**Development well**" means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic location horizon known to be productive.

9. "**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines to the extent necessary in developing the reserves;

(b) Drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) Acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) Provide improved recovery systems.

10. "**Exploration well**" means a well that is not a development well, a service well or a stratigraphic test well.

11. "**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

    (a) Costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

    (b) Costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

    (c) Dry hole contributions and bottom hole contributions;

    (d) Costs of drilling and equipping exploratory wells; and

    (e) Costs of drilling exploratory type stratigraphic test wells.

12. "**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

13. Numbers may not add due to rounding.

14. The estimates of future net revenue presented do not represent fair market value.

15. Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

16. Estimated future abandonment and reclamation costs related to a property have been taken into account by Paddock and Sproule in determining reserves that should be attributable to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.

17. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

18. The extended character of all factual data supplied to Paddock and Sproule were accepted by them as represented. No field inspection was conducted.

DISTRIBUTABLE CASH

Unitholders of record on each Distribution Record Date are entitled to receive cash distributions of the Distributable Cash. The Corporation will calculate the Distributable Cash that will be paid by the Trustee to the Unitholders on each Cash Distribution Date. The accompanying table summarizes cash distributions from the Fund since January of 2002. Commencing February of 2003, the Fund began paying cash distributions monthly.

Record Date	Payment Date	Distribution per Trust Unit
March 31, 2002	April 15, 2002	$0.500
June 30, 2002	July 15, 2002	$0.540
September 30, 2002	October 15, 2002	$0.520
December 31, 2002	January 15, 2003	$0.600
February 28, 2003	March 15, 2003	$0.220
March 31, 2003	April 15, 2003	$0.280
April 30, 2003	May 15, 2003	$0.280
May 31, 2003	June 15, 2003	$0.230
June 30, 2003	July 15, 2003	$0.230
July 31, 2003	August 15, 2003	$0.230
August 31, 2003	September 15, 2003	$0.230
September 31, 2003	October 15, 2003	$0.230
October 31, 2003	November 15, 2003	$0.230
November 30, 2003	December 15, 2003	$0.230
December 31, 2003	January 15, 2004	$0.230
January 31, 2004	February 15, 2004	$0.230
February 29, 2004	March 15, 2004	$0.230
March 31, 2004	April 15, 2004	$0.230
April 30, 2004	May 15, 2004	$0.230
May 31, 2004	June 15, 2004	$0.230
June 30, 2004	July 15, 2004	$0.230
July 31, 2004	August 15, 2004	$0.230
August 31, 2004	September 15, 2004	$0.230
September 30, 2004	October 15, 2004	$0.230
October 31, 2004	November 15, 2004	$0.230
November 30, 2004	December 15, 2004	$0.230
December 31, 2004	January 15, 2005	$0.230
January 31, 2005	February 15, 2005	$0.230
February 28, 2005	March 15, 2005	$0.230

The total distributions per Trust Unit paid in 2004 were $2.76.

MARKET FOR SECURITIES

The outstanding Trust Units of the Fund are listed and posted for trading on the TSX under the symbol SHN.UN.

The following table sets out the price range for, and trading volume of, the Trust Units as reported by the TSX on a monthly basis for the most recently completed financial year:

	Low	High	Volume
January 2004	$17.43	$18.85	2,647,392
February 2004	$16.51	$18.34	3,111,490
March 2004	$17.00	$17.85	4,875,808
April 2004	$17.44	$19.19	4,133,039
May 2004	$18.12	$19.28	3,120,029
June 2004	$18.45	$19.74	3,498,967
July 2004	$18.86	$19.97	2,650,153
August 2004	$18.83	$20.25	2,498,498
September 2004	$19.15	$22.48	4,750,479
October 2004	$21.21	$23.98	5,760,841
November 2004	$20.01	$22.59	4,028,471
December 2004	$20.27	$22.25	2,925,339

PRIOR SALES

During the most recently completed financial year, a total of 580,000 options to purchase Trust Units were granted to directors, officers and employees of the Corporation, at the following grant prices:

Number Granted	Grant Price
465,000	$18.64 per Trust Unit
15,000	$17.33 per Trust Unit
15,000	$17.81 per Trust Unit
55,000	$19.40 per Trust Unit
15,000	$19.86 per Trust Unit
15,000	$21.19 per Trust Unit

DIRECTORS AND OFFICERS

The Board of directors of the Corporation is currently set at five members, all of whom are elected in accordance with a vote of Unitholders taken at the annual meeting of Unitholders of the Fund. The Fund does not have any directors or officers.

The following are the names, municipalities of residence and principal occupations of the directors and officers of the Corporation.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation
Arne R. Nielsen(1)(2)(3) Alberta, Canada	Chairman	Chairman of the Corporation
David M. Fitzpatrick Alberta, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation
Warren D. Steckley(1)(2)(3) Alberta, Canada	Director	President and Chief Operating Officer, Barnwell of Canada, Limited, a private oil and gas company
Edward W. Best (1)(2)(3) Alberta, Canada	Director	Corporate director
D. Grant Gunderson(1)(2)(3) Alberta, Canada	Director	Consultant
Gregory D. Moore Alberta, Canada	Vice President, Operations	Vice President, Operations of the Corporation
Terry P. Prokopy Alberta, Canada	Vice President, Land	Vice President, Land of the Corporation
Bruce K. Gibson Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of the Corporation
Richard W. Clark Alberta, Canada	Corporate Secretary	Partner with Gowling Lafleur Henderson LLP, lawyer

Notes:

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Environmental, Reserve Review and Corporate Governance Committee

Each of the Directors has been a director since the inception of the Fund in July, 1996. Directors are elected at each annual general meeting of Unitholders to hold office until the next such meeting. The next annual general meeting of Unitholders will be held on May 10, 2005. Including the Exchangeable Shares held beneficially by Mr. Nielsen and Mr. Fitzpatrick, as a group, the Directors and Executive Officers of the Corporation

beneficially own, directly or indirectly, or exercise control over, 836,434 Trust Units or 2% of issued and outstanding Trust Units See "General Development of the Business of the Fund – Management Internalization Transactions".

Arne R. Nielsen

Mr. Nielsen was President of Mobil Oil Canada Ltd. ("Mobil") from 1967 through 1977 and thereafter through 1982 was President and Chief Executive Officer of Canadian Superior Oil Ltd. also serving as Chairman from 1982 through 1986. Pursuant to the acquisition of Canadian Superior Oil Ltd. by Mobil, Mr. Nielsen served as Chairman and CEO of Mobil from 1986 through 1989. Since that time, Mr. Nielsen has served as Chairman and Chief Executive Officer of Bowtex Energy (Canada) Corporation and thereafter through May of 1994 in executive positions with Poco Petroleums Ltd. Since May of 1994, Mr. Nielsen has consulted to various western Canadian and international oil companies. In April of 1995, Mr. Nielsen was appointed Chairman and a director of Serenpet Inc., a position he held until July 31, 1996 when he resigned upon closing of the Fund's initial public offering. On July 31, 2003, Mr. Nielsen retired as the Executive Chairman of the Corporation. He remains the non-executive Chairman of the Corporation. Mr. Nielsen currently is also a director of the following companies: VAALCO Energy Inc., Grand River Resources Ltd. and Softrock Petroleums Ltd. Mr. Nielsen graduated from the University of Alberta in 1949 with an Honors Bachelor of Science Degree in Geology and, subsequently, a Master's Degree in Geology in 1950. In 2000 he received an Honorary Doctorate of Science Degree from the University of Alberta. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, the American Association of Petroleum Geologists and the American Institute of Professional Geologists. In 1998, Mr. Nielsen was inducted into the Canadian Petroleum Hall of Fame.

David M. Fitzpatrick

Mr. Fitzpatrick was employed in various senior management positions at Serenpet Inc. including Chief Operating Officer and, most recently, Senior Vice-President, Corporate Development and Gas Marketing from 1990 until July 31, 1996 when he resigned upon closing of the Fund's initial public offering. Prior to joining Serenpet Inc., Mr. Fitzpatrick held engineering and supervisory positions with Canadian Hunter Exploration Ltd. and Amoco Canada Petroleum Co. Ltd. Mr. Fitzpatrick graduated from Queen's University in 1981 with a degree in Geological Engineering and received an Executive Management Program certificate from Queen's University in 1994. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta and the Society of Petroleum Engineers.

Warren D. Steckley

Mr. Steckley is currently President and Chief Operating Officer of Barnwell of Canada, Limited, an oil and gas company and a wholly-owned subsidiary of Barnwell Industries Inc., a public company which trades on the American Stock Exchange. From 1994 to 1998, he was an independent consultant providing a range of technical and financial services to emerging oil and gas companies. Prior to 1994, Mr. Steckley was employed at PowerWest Financial Ltd. (now ARC Financial Corporation) as a Senior Investment Analyst and then as a Vice-President. He is also a director of several public and private junior oil and gas companies.

Edward W. Best

Mr. Best was President of the Oil and Gas Division and a director of BP Canada Inc. from 1980 to 1985 when he retired after being employed with BP Canada Inc. and related companies in various management and professional functions for 30 years. From 1985 to 1995 he was a partner of Foster Research, a management and economic consulting firm. He has consulted internationally and domestically for a number of companies, governments and associations, primarily in the petroleum industry. Mr. Best has been a director for a variety of Canadian companies such as NOVA Corporation, Polysar Energy and Chemical Corporation, Canterra Energy Ltd., ProGas Ltd. and CanWest Gas Supply Inc. He is also a director of a number of junior oil and gas companies and was a member of the Alberta Environmental Appeal Board.

D. Grant Gunderson

Mr. Gunderson was Vice-President, Economics and Planning of Canadian Superior Oil Ltd. from 1981 through January 1986 when that company was acquired by Mobil Oil Canada. From 1986 through 1987, Mr. Gunderson was Manager of Mobil Canada's heavy oil division. From 1988 until July 1990, Mr. Gunderson worked in Mobil Oil's head offices in New York and Fairfax, Virginia, in a planning capacity. Returning to Canada in July 1990, Mr. Gunderson served as Vice President, Business Development of Bowtex Energy (Canada) Corporation until 1992, and as President and Director of that company until July 1, 1983 when Bowtex was merged with Luscar Oil and Gas Ltd. Mr. Gunderson joined Sayer Securities Limited in February 1994, as an associate, and continued in that position until his retirement on June 30, 2003. While at Superior and Mobil, Mr. Gunderson developed long range financial planning models to use as valuation tools and for strategic planning purposes. During his tenure with Bowtex and Sayer, Mr. Gunderson directed corporate and asset evaluation activities, developed budgets (and a system for monitoring the same) and business plans and participated in financial reorganizations. Over the course of his career, along with the extensive experience he obtained in corporate valuations, Mr. Gunderson had the opportunity to work closely with the controllers and other financial officers in the preparation of financial information and disclosure, in addition to his regular review of reserves data and financial statement information for purposes of preparing corporate valuation reports.

Gregory D. Moore

Prior to joining the Corporation on July 1, 1996, Mr. Moore held various engineering and senior management positions with a number of oil and gas exploration and production companies in western Canada and Australia with emphasis on field operations, drilling and completions, production engineering, property acquisitions and dispositions and reservoir exploitation. Most recently, Mr. Moore was Vice President, Production and Operations with Omega Hydrocarbons Ltd. Prior to this, he held positions of increasing responsibility with Suncor Inc., Delhi Petroleum Pty. Ltd. in Australia, Husky Oil Operations Ltd. and Amoco Canada Petroleum Co. Ltd. Mr. Moore graduated from Nova Scotia Technical College in 1970 with a degree in Chemical Engineering and received a Western Executive Program Certificate in 1989 from the University of Western Ontario. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Society of Petroleum Engineers and the Canadian Institute of Mining, Metallurgy and Petroleum.

Terry P. Prokopy

Mr. Prokopy has over 29 years of land experience with both major and junior oil and gas companies. Mr. Prokopy was appointed Vice President, Land of the Corporation in July 2001. Prior to joining the Corporation in December 2000, Mr. Prokopy consulted to Cabre Exploration from 1999. From 1996 through 1999, Mr. Prokopy was Vice President, Land for Gardiner Exploration Limited. He was Vice President, Land for Gardiner Oil and Gas Ltd. (formerly Asamera Inc.) from 1988 through 1996 and he served as Land Manager for Asamera Inc. from 1986 through 1988. Prior to this, he held various senior positions with Unicorp Resources, Shelter Hydrocarbons Ltd., Francana Oil & Gas Ltd., Provident Resources Ltd., Amoco Canada Petroleum Company Ltd. and Red River Oils. Mr. Prokopy has a Bachelor of Arts Degree in Economics from the University of Calgary and is a member of the Canadian Association of Professional Landmen.

Bruce K. Gibson

Bruce K. Gibson was appointed Vice President, Finance and Chief Financial Officer of the Corporation on September 16, 1997. From January, 1996 to September, 1997, Mr. Gibson was Vice-President, Finance of Magrath Energy Corporation. From September, 1987 to July, 1995, Mr. Gibson was Vice President, Finance of Northridge Exploration Ltd. Mr. Gibson obtained a Bachelor of Commerce Degree from the University of Calgary in 1978. He is a member of the Canadian and Alberta Institutes of Chartered Accountants and a member of the Canadian Petroleum Tax Society.

Richard W. Clark

Mr. Clark is a partner at the Calgary office of the national law firm of Gowling Lafleur Henderson LLP, and practices primarily in the areas of securities and corporate finance law. He received a Bachelor of Laws degree from the University of Calgary in 1990, a Bachelor of Arts degree from the University of Calgary in 1987 and

was admitted to the Law Society of Alberta in 1990. He is the Corporate Secretary of the Corporation, a position he has held since the inception of the Fund in July 1996. Mr. Clark is the Secretary of Rise Healthware Inc., a company listed on the TSX. Mr. Clark is a director of Platform Resources Inc., and is the CEO and a director of Strike Petroleum Ltd. both of which are listed on the TSX. In addition, Mr. Clark is also a director or officer of a number of private companies.

AUDIT COMMITTEE

The purpose of the Corporation's audit committee is to provide assistance to the Board of directors of the Corporation in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation and its subsidiaries. It is the objective of the audit committee to maintain a free and open means of communication among the Board of directors of the Corporation, the independent auditors and the financial and senior management of the Corporation.

The full text of the audit committee's terms of reference is included as Schedule A to this Annual Information Form.

Composition of the Audit Committee

The audit committee is comprised of Arne R. Nielsen, Warren D. Steckley, Edward W. Best and D. Grant Gunderson. Mr. Gunderson is the chairman of the audit committee. Each of the members is financially literate under Section 1.5 of MI 52-110 and independent under Section 1.4 of MI 52-110.

Relevant Education and Experience

See the descriptions for each of Messrs. Nielsen, Steckley, Best and Gunderson under "Directors and Officers".

Pre-Approval Policies and Procedures

The audit committee pre-approves engagements for non-audit services provided by the external auditors or their affiliates, together with estimated fees and potential issues of independence.

Audit Fees

The aggregate fees billed by the Corporation's external auditor for audit services in the fiscal year ended December 31, 2004 were $315,940 ($260,400 – 2003).

Tax Fees

The aggregate fees billed by the Corporation's external auditor for professional services including tax compliance, tax advice and tax planning in the fiscal year ended December 31, 2004 were $111,043 ($27,118 – 2003).

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of management of the Corporation, no director or executive officer of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a) is, as at the date hereof, or within the 10 years before the date hereof has been, a director or officer of any issuer, that while that person was acting in that capacity:

  (i) was the subject of a cease trade or similar order, or an order that denied the relevant issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

To the knowledge of management of the Corporation, no director or executive officer of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(a) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with the Canadian securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Some of the directors of the Corporation are also directors of other oil and natural gas companies, which may from time to time be in competition with the Corporation and the Fund for property acquisitions, or other limited resources. Where required by law, appropriate disclosure of such conflicts will be made by the applicable directors. In particular, the Corporation follows the provisions of the *Business Corporations Act* (Alberta). These provisions state that in the event that a director has an interest in a contract or proposed contract or agreement, *such director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in* respect of such contract or agreement unless otherwise permitted by the *Business Corporations Act* (Alberta).

INFORMATION CONCERNING THE OIL AND NATURAL GAS INDUSTRY

Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. It is not expected that any of such controls or regulations would affect the operations of the Fund, the Corporation or SLP in a manner materially different than they would affect other companies of similar size in the oil and natural gas industry. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of the refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration requires an

exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts in excess of two years must continue to meet certain criteria prescribed by the NEB and the government of Canada. As is the case with oil, natural gas exports for a term of less than two years must be made pursuant to an NEB order, or, in the case of exports for a longer duration, pursuant to an NEB license and Governor in Council approval. The price received by the Corporation or SLP depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms.

The governments of Alberta and British Columbia also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada - U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade and then only if the export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, the provinces of Alberta, Saskatchewan and British Columbia have legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on the prescribed reference prices, well productivity, geographical location, field discovery date, the method of recovery and the type or quality of the petroleum product produced.

From time to time the provincial governments of Canada have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced production projects.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by the Corporation to governments. These incentives increase the net income of the Corporation.

There are no assurances that the government's programs or other incentives currently in place will remain so. The termination of any of the current incentives may have a significant effect upon

the Fund and the amount of Distributable Cash available to Unitholders. Alberta Royalty Tax Credit may be claimed in respect of eligible properties only by the Corporation or the Fund and not by holders of Trust Units. The Fund is currently eligible to claim the full amount of the Alberta Royalty Tax Credit.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations and can affect the location and operation of wells and other facilities and the extent to which exploration and development is permitted. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines or clean-up orders.

The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature, as a result of the increasingly stringent laws relating to the protection of the environment. The Corporation's internal procedures are designed to ensure that the environmental aspects of new developments are taken into account prior to proceeding. The Corporation believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

RISK FACTORS

The Trust Units do not represent a traditional investment in the oil and natural gas industry. Prospective purchasers of the Trust Units should carefully consider the information set forth below and the other information set forth herein before deciding to invest in the Trust Units.

Development of Additional Reserves

The Fund's future success and its Distributable Cash are dependent upon the Corporation's and SLP's ability to develop or acquire additional oil and natural gas reserves that are economically recoverable at attractive acquisition prices. Except to the extent that the Corporation and SLP conduct successful development activities or acquires properties containing proved reserves, or both, the proved reserves and production of the Corporation and SLP will generally decline as reserves are produced. If prevailing oil and natural gas prices were to increase significantly, the Corporation's and SLP's costs to add reserves could be expected to increase. The drilling of oil and natural gas wells involves a high degree of risk, especially the risk of a dry hole or of a well that is not sufficiently productive to provide an economic return on the capital expended to drill the well.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Corporation's and SLP's ability to make the necessary capital investments to maintain or expand their oil and natural gas reserves will be impaired. To the extent that the Corporation and SLP is required to use Net Production Revenue to finance capital expenditures or property acquisitions, the level of Distributable Cash will be reduced.

There is strong competition relating to all aspects of the oil and gas industry. The Corporation and SLP will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Corporation and SLP.

There can be no assurance that the Corporation and SLP will be successful in developing additional reserves or acquiring reserves on terms that meet the Fund's investment criteria.

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focussing exploitation efforts in areas in which the Corporation has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three dimensional seismography, reservoir simulation studies and horizontal drilling may, where appropriate, be used by the Corporation to improve its ability to find, develop and produce oil and natural gas.

Oil and Natural Gas Prices - Marketability of Production

The Fund's revenues are dependent upon prevailing prices for oil and natural gas. Oil and natural gas prices can be extremely volatile and are affected by the actions of foreign governments, international cartels and the Canadian federal and provincial governments. In addition, the marketability of the production underlying the Royalties depends upon the availability and capacity of gathering systems and pipelines, the effect of federal and provincial regulation on such production, supply and demand conditions for oil and gas and general economic conditions. All of these factors are beyond the control of the Corporation and the Fund.

The Fund operates in a competitive environment, wherein the commodity price is and could be affected by a number of factors beyond the control of the Fund. The Corporation's and SLP's results of operations and financial position, and therefore the amounts paid to the Fund pursuant to the Royalties, the Raider Acquisition Notes, Ionic Acquisition Notes and Birchill Acquisition Note, are dependent on the prices received for their oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Corporation and the Fund. Any decline in oil or natural gas prices could have a material adverse effect on the Corporation's and SLP's operations, financial condition, proved reserves and the level of expenditures for the development of their oil and natural gas reserves. Distributable Cash will therefore be sensitive to prevailing oil and natural gas prices.

The Corporation may manage the risk associated with changes in commodity prices and foreign exchange rates by causing the Corporation and SLP, from time to time, to enter into crude oil or natural gas price hedges and forward foreign exchange contracts. To the extent that the Corporation engages in risk management activities related to commodity prices and foreign exchange rates, it and SLP will be subject to credit risks associated with counter parties with which they contract.

Title

Although satisfactory title reviews of the Properties are conducted in accordance with industry standards, those title reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Corporation or SLP to a Property. A reduction of Royalty Income could result in those circumstances.

Environmental Concerns

The operation of oil and natural gas wells involves a number of natural hazards which may result in blowouts, environmental damage or other unexpected or dangerous conditions resulting in liability to the Corporation and SLP and possibly liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean-up orders. The Corporation and SLP will make reasonable provision for well abandonment where appropriate, however there can be no assurance that such provision will be sufficient to satisfy all such obligations. No sinking fund or reserve will be established for the purpose of site reclamation or abandonment costs. Actual abandonment costs incurred in a specific period are deducted for purposes of the Royalty Income and will reduce the amount of Distributable Cash available for distribution to Unitholders.

Reserves

Although Paddock, Sproule and the Fund have carefully prepared the reserve estimates included herein and believe that the methods of estimating reserves have been verified by judgment and operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of the Corporation and SLP that are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Unitholders. Trust Units will have little or no value once all of the oil and natural gas reserves of the Corporation and SLP have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Purchase of Reserves

Acquisitions of resource companies and resource assets by the Corporation and SLP will be based on engineering and economic assessments made by management and reviewed by independent engineers. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas and operating costs, future capital expenditures and royalties and other governmental levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the Corporation or the Fund. In particular, changes in the prices of and markets for oil and natural gas from those anticipated at the time of making such assessments will affect the return on and value of the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than anticipated.

Depletion of Reserves

The Fund has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of the Corporation's and SLP's oil and gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Corporation and SLP will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, the Corporation's and SLP's initial production levels and reserves will decline.

The Corporation's and SLP's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Corporation's and SLP's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Corporation's and SLP's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Corporation's and SLP's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that the Corporation and SLP are required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash will be reduced.

There can be no assurance that the Corporation or SLP will be successful in developing or acquiring additional reserves on terms that meet the Fund's investment objectives.

Reliance on Key Personnel

Unitholders are entirely dependent on the Corporation in respect of administration of all matters relating to the Properties and the Trust Units. Investors who are not willing to rely on the Corporation should not invest in the Trust Units.

The Fund is highly dependent upon the executive officers and key employees of the Corporation. The unexpected loss of the services of any of these individuals could have a detrimental effect on the Fund. In particular, termination of the Administrative Services Agreement between the Corporation and the Trustee, could

result in a significant loss to the Fund. See "Directors and Officers". The directors and officers of the Corporation have extensive experience in oil and natural gas production activities.

Credit Facility

The Corporation has credit facilities in the amount of $225 million. Variations in interest rates could result in significant changes in the amount required to be applied to debt service before payment of the Royalties and principal and interest on the Raider Acquisition Notes, Ionic Acquisition Notes and Birchill Acquisition Note. Certain covenants of the agreements of the Corporation with the bank could limit distributions to the Fund. Although the Corporation believes that the bank lines of credit are sufficient, there can be no assurance that the amount will be adequate for the financial obligations of the Corporation or SLP or that additional funds can be obtained. If the Corporation and SLP do not earn sufficient income from the Properties to meet the debt service obligations under the credit facilities, the bank could foreclose on the Properties and, if the Properties are sold, also cause the Royalties, the Raider Acquisition Notes, Birchill Acquisition Note and/or Ionic Acquisition Notes to be sold. Upon annual review of the underlying assets pledged as security for the credit facilities, the bank may adjust the size of the credit facilities. Principal repayments as required by the bank or as determined by the Corporation will reduce Distributable Cash. The credit facilities contain provisions which may restrict the ability of the Corporation and SLP to pay the Royalties, principal or interest on the Raider Acquisition Notes, Ionic Acquisition Notes and Birchill Acquisition Note and which may compel a sale of the working interests underlying the Royalties and those notes in certain circumstances, with all proceeds from such sale going to the bank and not to the Fund.

Foreign Exchange

Operating costs incurred by the Corporation and SLP are generally paid in Canadian dollars. World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact the Corporation's and SLP's net production revenue. To the extent that the Corporation has engaged or will in the future engage in risk management activities related to commodity prices and foreign exchange rates, through entry into oil and natural gas price hedges and forward foreign exchange contracts or otherwise, the Corporation and SLP will be subject to unfavourable price changes and credit risks associated with the counterparties with which it contracts.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of Distributable Cash for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Potential Conflicts of Interest

Some of the directors of the Corporation are also directors of other oil and natural gas companies, which may from time to time be in competition with the Corporation and the Fund for property acquisitions, or other limited resources. Where required by law, appropriate disclosure of such conflicts will be made by the applicable directors. In particular, the Corporation follows the provisions of the *Business Corporations Act* (Alberta). These provisions state that in the event that a director has an interest in a contract or proposed contract or agreement, such director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise permitted by the *Business Corporations Act* (Alberta).

Competition

The oil and natural gas industry is intensely competitive and the Corporation and SLP will compete for joint venture partners and capital with a substantial number of other companies which have greater resources. Many such companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a worldwide basis and as such have greater and more diverse resources upon which to draw. There is also competition between the oil industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers. Oil and natural gas operations

involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

Operating Risks

The oil and natural gas business involves a variety of operating risks, including the risk of fire, explosions, blowouts and encountering formations with abnormal pressure and oil spills, the occurrence of any of which could result in substantial losses to the Fund. The Corporation and SLP maintain insurance against some, but not all, of these risks, in amounts which meet or exceed standard industry practice. There can be no assurance that any insurance will continue to be available at premium levels that justify its purchase or whether insurance will be available at all.

Continuing production from the Properties, and to some extent the marketing of production therefrom, are dependent upon the ability of the operator of such Properties. To the extent that the operator of a Property fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent or experiences cash flow problems.

Changes in Legislation

There can be no assurance that income tax laws, other laws or government incentive programs relating to the oil and gas industry, such as the status of investment trusts and resource allowance, will not be changed in a manner which will adversely affect the Fund and Unitholders. There can be no assurance that tax authorities having jurisdiction will agree with how the Fund calculates its income for tax purposes or that such tax authorities will not change their administrative practices to the detriment of the Fund or the Unitholders.

Investment Eligibility

The Corporation will seek to ensure that the Trust Units are qualified investments for Exempt Plans under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time. If the Fund ceases to qualify at any relevant time as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for Exempt Plans.

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in the Fund. The Trust Units represent an equal undivided beneficial interest in the Fund. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price per Trust Unit is a function of anticipated Distributable Cash, the market's perception of the value of Properties and the Corporation's ability to effect long-term growth in the value of the Fund.

Unitholder Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Fund or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be, with certain exceptions, enforceable only against, and will be satisfied only out of the Fund's assets.

The Trust Indenture provides that all contracts signed by or on behalf of the Fund must (except as the Trustee or the Corporation may otherwise, in any respect, determine) contain a provision to the effect that the obligations in such agreement will not be binding upon Unitholders personally. Personal liability may also arise in

respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that a beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Fund's, the Corporation's and SLP's ability to make the necessary capital investments to maintain or expand their oil and gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that the Corporation and SLP are required to use distributable cash flow to finance capital expenditures, property acquisitions or asset acquisitions, as the case may be, the level of Distributable Cash will be reduced.

Return of Capital

Trust Units will have limited value when reserves from the Properties can no longer be economically produced. Distributions of Distributable Cash may not represent a "yield" in the traditional sense as they may represent either a return of capital, a return on investment or both.

Distribution of Cash

The amount of cash available for distribution to holders of Trust Units is subject to a number of factors, including prevailing prices for oil and natural gas, operating costs, capital costs, general and administrative costs, borrowing costs, the cost of capital, Crown and freehold royalty payments and other forms of taxation applied to the Corporation and SLP and their production, as well as the magnitude of other direct expenses of the Corporation and SLP. It is possible that no Distributable Cash will be available for distribution to holders of Trust Units due to these or other factors.

Enforcement of Operating Agreements

Operations of the wells located on properties not operated by the Corporation or SLP are generally governed by operating agreements that typically require the operator to conduct operations in a good and workmanlike manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or wilful misconduct. In addition, third-party operators are generally not fiduciaries with respect to the Corporation, SLP, the Fund or the Unitholders. The Corporation and SLP, as owners of working interests in properties not operated by them, will generally have a cause of action for damages arising from a breach of such duty. Although not established by definitive legal precedent, it is unlikely that the Fund or Unitholders would be entitled to bring suit against third-party operators to enforce the terms of the operating agreements; thus, Unitholders will be dependent on the Corporation and SLP, as owner of the working interest, to enforce such rights.

Delays in Cash Distribution

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of oil and gas properties, and by the operator to the Corporation and SLP, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of oil and gas properties or the establishment by the operator of reserves for such expenses. Any of these delays could adversely affect distributions made by the Fund.

Potential For Write-Downs

Under Canadian accounting rules, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation and SLP must charge the amount of the excess against earnings. As oil and gas prices decline, the Corporation's and SLP's net capitalized cost may approach and, in certain circumstances, may exceed this cost ceiling resulting in a charge against earnings. While these write-downs would not affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's and SLP's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

LEGAL PROCEEDINGS

To the knowledge of management of the Corporation, there are no legal proceedings to which the Corporation or the Fund or which any of their property is the subject, nor are any such proceedings that are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere herein, no director or officer or principal shareholder, or any associate or affiliate of the foregoing, has or has had, any material interest, direct or indirect, in any transaction within the three most recently completed financial years or in the current financial year that has materially affected or will materially affect the Corporation or the Fund.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar of the Trust Units of the Fund is Computershare Trust Company of Canada, at its offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that were entered into within the most recently completed financial year, or before the most recently completed financial year and still in effect:

1. The Trust Indenture;
2. the Royalty Agreements;
3. the Corporation USA;
4. the SHC USA;
5. the Administration Services Agreement;
6. the Rights Plan; and
7. the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note.

INTERESTS OF EXPERTS

Paddock prepared the Paddock Report relating to certain reserves of the Corporation and Sproule prepared the Sproule Report relating to certain reserves of the Corporation. As of the date hereof, the directors, officers and associates of Paddock Lindstrom & Associates Ltd., as a group, and of Sproule Associates Limited, as a group, own beneficially, directly or indirectly, no outstanding Trust Units.

ADDITIONAL INFORMATION

Additional information, including remuneration and indebtedness of directors and officers of the Corporation, the principal holders of Trust Units and the securities authorized for issuance under equity compensation plans, is contained in the Fund's information circular relating to the Annual and Special Meeting of Unitholders to be held on May 10, 2005, or any adjournment thereof. Additional financial information is provided in the annual audited financial statements of the Fund for the year ended December 31, 2004 and the Management's Discussion and Analysis pertaining thereto.

The above documents and other information may be found on SEDAR at www.SEDAR.com.

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR AND AUDITOR FORM 51-101F2

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

To the Board of Directors of Shiningbank Energy Ltd. (the "Company"):

1. We have evaluated and audited the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation and audit.

   We carried out our evaluation and audit in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation and audit to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation and audit also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated and audited by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated and audited and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation/Audiit Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue ($millions - before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Paddock Lindstrom & Associates Ltd.	February 14, 2005	Canada	48.5	440.7	nil	489.2

5. In our opinion, the reserves data respectively evaluated and audited by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta, Canada

Execution Date: February 14, 2005

(signed) "L.K. Lindstrom"
L.K. Lindstrom, P.Eng.
President

FORM 51-101F2

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR AND AUDITOR

Report on Reserves Data

To the Board of Directors of Shiningbank Energy Ltd. (the "Company"):

1. We have evaluated the Company's Reserves Data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (10% Discount Rate) Audited (M$)	Evaluated (M$)	Reviewed (M$)	Total ($M)
Sproule	Evaluation of Certain P&NG Reserves of Shiningbank Energy Ltd., as of December 31, 2004 prepared October 2004 through January 2005	Canada	Nil	372,164	Nil	372,164

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta

February 8, 2005

(signed) "Greg D. Robinson"
Greg D. Robinson, P.Eng.
Manager, Engineering, and Associate
Project Leader

(signed) "Floyd P. Williams"
Floyd P. Williams, P.Eng.
Intermediate Engineer, and Associate

(signed) "Michael W. Maughan"
Michael W. Maughan, C.P.G., P.Geol.
Manager, Geoscience, and Associate

(signed) "Robert N. Johnson"
Robert N. Johnson, P.Eng.
Manager, Engineering, and Director

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION FORM 51-101F3

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Shiningbank Energy Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators and auditors have evaluated and audited the Company's reserves data. The reports of the independent qualified reserves evaluators and auditors are presented in the Annual Information Form of Shiningbank Energy Income Fund effective as of December 31, 2004.

The Environmental, Corporate Governance and Reserve Review Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator and auditor;

(b) met with the independent qualified reserves evaluators and auditors to determine whether any restrictions affected the ability of the independent qualified reserves evaluators and auditors to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators and auditors.

The Environmental, Corporate Governance and Reserve Review Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Environmental, Corporate Governance and Reserve Review Committee, approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator and auditor on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer

(signed) "Gregory D. Moore"
Gregory D. Moore
Vice President, Operations

(signed) "Edward W. Best"
Edward W. Best
Director

(signed) "Warren D. Steckley"
Warren D. Steckley
Director

Dated: March 21, 2005

SCHEDULE "A"

SHININGBANK ENERGY LTD.

AUDIT COMMITTEE - TERMS OF REFERENCE

(Adopted by the Board of Directors of Shiningbank Energy Ltd. effective March 2, 2005)

PURPOSE

The overall purpose of the Audit Committee (the "**Committee**") of the Board of Directors of Shiningbank Energy Ltd. (the "**Corporation**") is to carry out the functions associated with an audit committee of an issuer of the size and nature of the Corporation and the Fund (as defined below). The purpose of the Committee is to ensure that the Corporation's management has designed and implemented an effective system to review and report on the integrity of the consolidated financial statements of Shiningbank Energy Income Fund ("**SEIF**") and its consolidated subsidiaries (collectively referred to as the "**Fund**"). As part of this mandate, the Committee shall take all necessary steps so as to ensure compliance by the Fund with all laws and regulatory policies, rules, regulations and instruments pertaining to audit and financial reporting that are applicable to the Fund from time to time (the "**Applicable Laws**").

COMPOSITION, PROCEDURES AND ORGANIZATION

1. The Committee shall consist of not less than three members of the Board of Directors of the Corporation (the "**Board**"), each of whom:

   (a) must meet any independence tests; and

   (b) must satisfy any financial literacy or other competency standards;

as set out under Applicable Laws, except as may be allowed under any applicable exemptions provided for under Applicable Laws or any exemption orders obtained from applicable regulatory authorities.

2. The Board, at its organizational meeting held in conjunction with each annual general meeting of the holders of trust units of SEIF, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair (the "**Chairman**") from amongst their number.

4. The Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

5. The quorum for meetings shall be a majority of the members (the "**Members**") of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

6. The Committee shall have access to such officers and employees of the Corporation and of the other consolidated subsidiaries of the Fund, and to the Fund's external auditors and to such information respecting the Fund, as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities.

7. Meetings of the Committee shall be conducted as follows:

(a) the Committee shall meet at least four times annually at such times and at such locations as may be requested by the Chairman. The Fund's external auditors or any member of the Committee may request a meeting of the Committee;

(b) the Fund's external auditors shall receive notice of and have the right, and shall be encouraged, to attend all meetings of the Committee; and

(c) the Chief Executive Officer and the Chief Financial Officer of the Corporation shall be invited to attend all meetings of the Committee, except executive sessions and private sessions with the external auditors. Other management representatives of the Corporation shall be invited to attend as necessary.

8. The internal auditors of the Fund (if any) and the external auditors of the Fund shall have a direct line of communication to the Committee through the Chairman. The Fund shall require the external auditors of the Fund to report directly to the Committee.

DUTIES AND RESPONSIBILITIES

9. The overall duties and responsibilities of the Committee shall include:

(a) assisting the Board in the discharge of its responsibilities relating to the Fund's accounting principles, reporting practices and internal controls and approving the Fund's annual and quarterly consolidated financial statements;

(b) establishing and maintaining a direct line of communication with the Fund's internal (if any) and external auditors and assessing their performance;

(c) ensuring that the management of the Corporation has designed, implemented and is maintaining an effective system of internal controls for the Fund;

(d) reporting regularly to the Board on the fulfilment of the duties and responsibilities of the Committee;

(e) ensure adequate procedures are in place for the review of the Fund's public disclosure of financial information extracted or derived from the Fund's financial statements and periodically assess the adequacy of those procedures;

(f) review the appropriateness and effectiveness of the Fund's policies and business practices which impact on the financial integrity of the Fund, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(g) review compliance with any business conduct policy that the Fund may put in place and periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

(h) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Fund.

10. The duties and responsibilities of the Committee as they relate to the external auditors shall include:

(a) recommending to the Board a firm of external auditors to be engaged by the Fund;

(b) reviewing and approving the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Fund, including the resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting;

(d) reviewing the audit plan of the external auditors prior to the commencement of the audit;

(e) reviewing with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Corporation's financial and auditing personnel;

(iv) co-operation received from the Corporation's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Fund; and

(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;

(f) pre-approving all non-audit services to be provided to the Fund by the Fund's external auditor in accordance with Applicable Laws; and

(g) periodically review the Fund's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

11. The Committee shall hold *in camera* (i.e. without the presence of management of the Corporation) meetings with the external auditors at least once a year prior the approval of the audited annual financial statements of the Fund and at such other times as determined necessary or appropriate by the Committee.

12. The duties and responsibilities of the Committee as they relate to the Fund's internal auditors (if any) shall include:

(a) periodically reviewing the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b) reviewing and approving the internal audit plan; and

(c) reviewing significant internal audit findings and recommendations, and management's response thereto.

13. The Committee is also charged with the responsibility to:

(a) review and approve the Fund's financial statements (annual and interim) and MD&A (annual and interim) as well as the financial sections of prospectuses and other public reports requiring approval by the Board before such documents are publicly disclosed by the Fund;

(b) review regulatory filings and decisions as they relate to the Fund's consolidated financial statements;

(c) review the minutes of any audit committee meeting of associated companies, partnerships or trusts;

(d) review with management, the external auditors and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material affect upon the financial position or operating results of the Fund and the manner in which such matters have been disclosed in the consolidated financial statements;

(e) establish procedures for the receipt, retention and treatment of complaints received by the Fund regarding accounting, internal accounting controls, or auditing matters;

(f) establish procedures for the confidential, anonymous submission by employees of the Corporation or any other consolidated subsidiary of the Fund of concerns regarding questionable accounting or auditing matters,

(g) review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Fund; and

(h) develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of unitholders.

14. The Committee has the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(b) to set and pay the compensation for any advisors employed by the Committee.

CAL_LAW\ 1110360\9

Certification of Annual Filings during Transition Period

I, Bruce K. Gibson, Vice President, Finance and Chief Financial Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund, (the issuer) for the annual period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 29, 2005

(signed) "Bruce K. Gibson"
Bruce K. Gibson
Vice President, Finance and
Chief Financial Officer

Certification of Annual Filings during Transition Period

I, David M. Fitzpatrick, President and Chief Executive Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund, (the issuer) for the annual period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 29, 2005

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer

SHININGBANK
Energy Income Fund

March 29, 2005 **TSX: SHN.UN**

NEWS RELEASE - FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES FILING OF ANNUAL INFORMATION FORM AND RESERVES INFORMATION DISCLOSURE

Shiningbank Energy Income Fund (the "Fund" or "Shiningbank") today announces that it has filed its annual information form ("AIF") for its year ended December 31, 2004 on the System for Electronic Document Analysis and Retrieval ("SEDAR").

The AIF contains the supplemental disclosure, including detailed reserves information, as mandated and required by Canadian Securities Administrators National Instrument 51-101 including the Statements and Reports required by Forms 51-101F1, 51-101F2 and 51-101F3.

A copy of the AIF as well as the Statements and Reports mandated by NI 51-101 referred to above can be viewed on SEDAR at www.sedar.com. A copy of the AIF is also available on Shiningbank's website at www.shiningbank.com.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust and its units are listed on the Toronto Stock Exchange under the symbol "SHN.UN".

For further information, contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
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Email: irinfo@shiningbank.com
Website: www.shiningbank.com

SHININGBANK
Energy Income Fund

May 6, 2005 TSX: SHN.UN

NEWS RELEASE FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES FIRST QUARTER 2005 FINANCIAL RESULTS

Shiningbank Energy Income Fund (the "Fund"), today announced its financial results for the three months ended March 31, 2005. Production for the first quarter was 20,031 barrels of oil equivalent per day (boe/d) where natural gas is converted to barrels of oil equivalent on the basis of 6 mcf per boe. Production volumes increased by 8% for the quarter from 2004, and revenues increased by 15% in the three month period to $80.1 million from $69.6 million in 2004 due to higher volumes and prices. The Fund distributed $0.69 per Trust Unit in the quarter representing a 13% annualized pre-tax cash-on-cash distribution rate on the period closing price of Trust Units. The accompanying table provides additional highlights.

	Three months ended March 31,		
	2005	2004	%
FINANCIAL ($ thousands except per Trust Unit amounts)			
Oil and natural gas sales	**$ 80,139**	$ 69,625	15
Net earnings before income tax	**12,889**	13,485	(4)
Future income tax recovery	**(1,486)**	(5,311)	(72)
Net earnings after income tax	**14,375**	18,796	(24)
Cash flow before change in non-cash working capital	**44,509**	39,544	13
Distributions to unitholders	**37,497**	34,767	8
Distributions per Trust Unit	**0.69**	0.69	-
Long term debt	**178,746**	164,864	8
Unitholders' equity	**496,898**	492,768	1
OPERATIONS			
Daily Production			
Oil (bbl/d)	**2,327**	2,142	9
Natural gas (mmcf/d)	**86.8**	82.0	6
Natural gas liquids (bbl/d)	**3,242**	2,670	21
Oil equivalent (boe/d)	**20,031**	18,478	8
Average Prices (including hedging)			
Oil ($/bbl)	**$ 56.25**	$ 39.54	42
Natural gas ($/mcf)	**$ 7.03**	$ 7.05	-
Natural gas liquids ($/bbl)	**$ 45.91**	$ 35.96	28
Oil equivalent ($/boe)	**$ 44.41**	$ 41.04	8
UNIT TRADING			
Units traded (thousands)	**9,574**	10,635	(10)
Value traded ($ thousands)	**$ 211,929**	$ 187,371	13
Unit price			
High	**$ 23.35**	$ 18.85	
Low	**$ 19.77**	$ 16.51	
Close	**$ 21.49**	$ 17.78	
Units outstanding (thousands)	**54,320**	53,279	

The following discussion and analysis of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is for the three months ended March 31, 2005. This information is provided as of May 5, 2005. The first quarter results have been compared with the corresponding period in 2004. This discussion and analysis should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the accompanying notes, and the December 31, 2004 Annual Information Form ("AIF"). These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

SUPPLEMENTAL DISCLOSURE

Management believes that distributions to unitholders, cash flow and operating netbacks are useful supplemental measures. Distributions to unitholders should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles ("GAAP"). All references to cash flow throughout this discussion and analysis are based on cash flow before changes in non-cash working capital, which management uses to analyze operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Operating netbacks, which are calculated as average unit sales price less royalties, transportation costs and operating costs, represent the cash margin for product sold, calculated on a boe basis. Distributions to unitholders, cash flow and operating netbacks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measure for other entities.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "may," "expects" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this discussion and analysis and in the AIF, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

BARREL OF OIL EQUIVALENT

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

REPORTING CURRENCY

All figures are in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

PRODUCTION VOLUMES

Daily Production Volumes

	Three months ended March 31,		
	2005	2004	%
Oil (bbl/d)	**2,327**	2,142	9
Natural gas (mmcf/d)	**86.8**	82.0	6
Natural gas liquids (bbl/d)	**3,242**	2,670	21
Oil equivalent (boe/d)	**20,031**	18,478	8
Natural gas % of production	**72%**	74%	(2)

First quarter daily average production grew 8% over first quarter 2004 primarily due to the acquisition of Birchill Resources Limited ("Birchill") late in first quarter 2004. Natural gas liquids ("NGL") accounted for the majority of the volume increase as a result of the acquisition of NGL-rich properties from Birchill.

A successful development drilling program and well tie-ins during the second half of 2004 also contributed to the quarter over quarter volume growth. Drilling in the first quarter was at a moderate level with the emphasis on partner-operated wells and arresting production declines. Average production in 2005 is expected to be 19,500 - 20,000 boe/d.

PRICING (INCLUDING HEDGING ACTIVITY)

Average Prices - After Hedging

	Three months ended March 31,		
	2005	2004	%
Average Prices			
Oil ($/bbl)	**$ 56.25**	$ 39.54	42
Natural gas ($/mcf)	**$ 7.03**	$ 7.05	-
Natural gas liquids ($/bbl)	**$ 45.91**	$ 35.96	28
Oil equivalent ($/boe)	**$ 44.41**	$ 41.04	8
Benchmark Prices			
WTI (US$/bbl)	**$ 49.84**	$ 35.14	42
AECO natural gas (Cdn$/mcf)	**$ 6.69**	$ 6.61	1

Natural Gas

Shiningbank's realized natural gas prices remained flat in the first quarter averaging $7.03/mcf. Hedging increased the gas price by $0.04/mcf for the quarter compared with a hedging loss of $0.01/mcf in first quarter 2004. Futures prices remain high, with summer prices averaging over $7.40/mcf and the upcoming winter prices averaging over $8.50/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $56.25/bbl, up 42% from first quarter 2004. Hedging reduced the price by $0.37/bbl for the quarter compared with a hedging loss of $2.09/bbl in first quarter 2004.

The benchmark West Texas Intermediate ("WTI") price averaged 42% higher than in first quarter 2004, however strength in the Canadian dollar partially offset this increase. Oil prices continue to be exceptionally high, with futures prices averaging over $50.00/bbl for the remainder of 2005.

NGL prices were also strong, reflecting high oil prices. The average NGL price in first quarter 2005 was 28% higher than in first quarter 2004 at $45.91/bbl. NGL prices continue to average between 80 - 85% of realized pre-hedged oil prices.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of cash flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00 /GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65 /GJ floor $7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90 /GJ floor $9.50/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling

REVENUES

	Three months ended March 31,			
(000s)	**2005**	**% of Revenue**	2004	% of Revenue
Oil	**$ 11,858**	**15**	$ 8,114	12
Natural gas	**54,567**	**68**	52,691	75
Natural gas liquids	**13,396**	**17**	8,738	13
Other income	**72**	**-**	615	1
Gas hedging	**324**	**-**	(125)	-
Oil hedging	**(78)**	**-**	(408)	(1)
	$ 80,139	**100**	$ 69,625	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended March 31,
(000s)	**2005/2004**
Oil and natural gas liquids	
Volume increase	**$ 2,328**
Price increase	**6,404**
Net increase	**$ 8,732**
Natural gas	
Volume increase	**$ 2,453**
Price decrease	**(128)**
Net increase	**$ 2,325**

ROYALTIES

	Three months ended March 31,		
	2005	2004	%
Total royalties, net (000s)	**$ 18,541**	$ 13,776	35
As a % of revenue	**23.1%**	19.8%	17
Per boe	**$ 10.28**	$ 8.19	26

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate increased in first quarter 2005 due to an adjustment related to prior periods regarding the Birchill acquisition. Excluding this one time adjustment, the royalty rate would have been 22.3%. The Fund expects rates to average 22.5% in 2005.

TRANSPORTATION COSTS

	Three months ended March 31,		
	2005	2004	%
Transportation costs (000s)	**$ 1,167**	$ 1,335	(13)
Per boe	**$ 0.65**	$ 0.79	(18)

Transportation costs decreased 18% on a boe basis from first quarter 2004. The decrease was the result of lower pricing following the termination of certain transportation service commitments. These terminations are not expected to impact the Fund's ability to market production.

OPERATING COSTS

	Three months ended March 31,		
	2005	2004	%
Operating costs (000s)	**$ 11,772**	$ 11,106	6
Per boe	**$ 6.53**	$ 6.60	(1)

Operating costs on a boe basis were flat in first quarter 2005, decreasing 1% from first quarter 2004. Higher field and plant maintenance costs in most areas were offset by volume increases in some areas with lower operating costs. Operating costs are expected to average $7.00/boe in 2005.

OPERATING NETBACKS

	Three months ended March 31,		
($/boe)	**2005**	2004	%
Oil and natural gas sales	**$ 44.41**	$ 41.40	7
Other income (loss)	**0.04**	(0.36)	(111)
Royalty expenses	**(10.28)**	(8.19)	26
Transportation expenses	**(0.65)**	(0.79)	(18)
Operating expenses	**(6.53)**	(6.60)	(1)
Operating netbacks	**$ 26.99**	$ 25.46	6

Operating netbacks increased 6% quarter over quarter due mainly to higher commodity prices which were partially offset by higher royalty expenses.

GENERAL AND ADMINISTRATIVE COSTS

	Three months ended March 31,		
	2005	2004	%
General and administrative costs (000s)	**$ 2,177**	$ 1,547	41
Per boe	**$ 1.21**	$ 0.92	32
Per average Trust Unit	**$ 0.04**	$ 0.03	33

General and administrative costs increased on all metrics including on a per boe basis and per average Trust Unit. These increases were due to higher activity levels related to acquisitions, development activities and increasing costs for corporate governance from additional regulation. Costs are expected to average $1.25/boe in 2005.

INTEREST ON LONG TERM DEBT

		Three months ended March 31,			
		2005		2004	%
Interest on long term debt (000s)	**$**	**1,844**	$	1,471	25
Per boe	**$**	**1.02**	$	0.87	17
Per average Trust Unit	**$**	**0.03**	$	0.03	-

Interest expense, which includes bank charges, increased 25% from first quarter 2004 due to higher debt levels resulting from the funding of acquisitions and capital expenditures. Shiningbank is currently in compliance with all external debt covenants.

DEPLETION, DEPRECIATION AND ACCRETION

		Three months ended March 31,			
		2005		2004	%
Depletion, depreciation and accretion (000s)	**$**	**30,637**	$	25,648	19
Per boe	**$**	**16.99**	$	15.25	11

Depletion, depreciation and accretion rose 11% per boe for the first quarter. The increase was primarily related to expansion of the asset base from acquisitions made late in first quarter 2004 and associated future development costs.

TRUST UNIT INCENTIVE COMPENSATION

		Three months ended March 31,			
		2005		2004	%
Trust Unit incentive compensation (000s)	**$**	**615**	$	298	106
Per boe	**$**	**0.34**	$	0.18	89

During first quarter 2005, one new issue of Trust Unit rights was granted. The fair value of rights issued was determined using a Black-Scholes model, and will be brought into income over the vesting period of the rights. The total first quarter 2005 expense of $615,000 (2004 - $298,000) represented the fair value of rights issued during 2003 through to 2005 and which vested in first quarter 2005. All of these costs are "non-cash" costs and are not deducted in calculating distributions to unitholders.

INTERNALIZATION OF MANAGEMENT CONTRACT

		Three months ended March 31,			
		2005		2004	%
Internalization of management contract (000s)	**$**	**368**	$	734	(50)
Per boe	**$**	**0.20**	$	0.44	(55)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former Manager of the Fund. Prior to the acquisition, the Fund paid fees of 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During first quarter 2005, $368,000 (2004 - $734,000) was expensed, representing the amortization of these escrowed Exchangeable Shares.

TAXES

		Three months ended March 31,			
		2005		2004	%
Capital and large corporation taxes (000s)	**$**	**129**	$	225	(43)
Future income tax recovery (000s)	**$**	**(1,486)**	$	(5,311)	(72)
Per boe	**$**	**(0.75)**	$	(3.02)	(75)

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities.

NET EARNINGS

Shiningbank's first quarter earnings were $14.4 million or $0.26 per Trust Unit, basic and diluted. Earnings in first quarter 2004 were $18.8 million or $0.40 per Trust Unit ($0.39 diluted).

Distributions to Unitholders

	Three months ended March 31,		
(000s except per Trust Unit amounts)	**2005**	2004	%
Cash flow before change in non-cash working capital	**$ 44,509**	$ 39,544	13
Capital expenditures	**(14,462)**	(11,007)	31
Asset retirement expenditures	**(473)**	(199)	138
Working capital adjustments	**7,923**	6,429	23
Distributions to unitholders	**$ 37,497**	$ 34,767	8
Distributions per Trust Unit	**$ 0.69**	$ 0.69	-
Trust Units outstanding	**54,320**	53,279	2

Distributions to unitholders for the quarter increased 8% over the same period in 2004 to $37.5 million. The increase was based on higher production volumes, large gains in pricing for oil and NGL and strong gas prices.

On a per Trust Unit basis, distributions were consistent in both periods at $0.69. The increase in the number of Trust Units outstanding offset the higher cash flow. The Fund paid out 84% of its first quarter cash flow compared with 88% in first quarter 2004.

QUARTERLY FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Oil and natural gas sales	**$ 80,139**	$ 82,453	$ 74,713	$ 80,723
Net earnings before income tax	**12,889**	13,974	12,297	12,851
Per Trust Unit - basic	**0.24**	0.26	0.24	0.24
- diluted	**0.23**	0.25	0.23	0.24
Net earnings after income tax	**14,375**	88,038	15,900	16,072
Per Trust Unit - basic	**0.26**	1.62	0.30	0.30
- diluted	**0.26**	1.60	0.29	0.29
Cash flow before change in non-cash working capital	**44,509**	47,220	42,924	45,190
Per weighted average Trust Unit	**0.81**	0.87	0.80	0.84
Distributions to unitholders	**37,497**	37,390	37,226	36,977
Per Trust Unit	**0.69**	0.69	0.69	0.69
Payout ratio	**84%**	79%	87%	82%
	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Oil and natural gas sales	$ 69,625	$ 58,474	$ 63,046	$ 65,507
Net earnings before income tax	13,485	6,092	13,227	15,027
Per Trust Unit - basic	0.29	0.14	0.30	0.36
- diluted	0.28	0.14	0.29	0.35
Net earnings after income tax	18,796	5,354	15,517	23,583
Per Trust Unit - basic	0.40	0.12	0.35	0.56
- diluted	0.39	0.12	0.35	0.55
Cash flow before change in non-cash working capital	39,544	30,082	35,057	36,723
Per weighted average Trust Unit	0.84	0.68	0.79	0.87
Distributions to unitholders	34,767	30,629	30,442	30,330
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	88%	102%	87%	83%

Quarterly fluctuations are primarily the result of production increases due to acquisitions, the Fund's development drilling program and realized commodity prices which can be extremely volatile. Volume increases from acquisitions occurred in second quarter 2003 through the acquisition of assets at Ferrier/O'Chiese and again, in second quarter 2004 with the acquisition of Birchill.

Natural gas prices remained strong and relatively consistent through the eight quarters. Oil prices increased substantially in late 2004. With oil playing a small role in Shiningbank's overall revenues and with increased capital programs absorbing the extra cash flow, there was no change in distributions.

COSTS OF ACQUISITIONS AND DEVELOPMENT

A total of $14.5 million was spent on drilling and new facilities in first quarter 2005, compared with $11.0 million in the same period in 2004. Cash flow funded $7.0 million of these expenditures, with the balance funded by debt and proceeds from the Fund's Distribution Reinvestment Plan. The capital program funded a successful development drilling program concentrated in the Ferrier/O'Chiese area and the completion and tie-in of those wells. Most expenditures in first quarter 2005 were associated with partner-operated activities. The Fund's drilling program will be more active in the summer and fall of 2005 when drilling costs are expected to be lower.

LIQUIDITY AND CAPITAL RESOURCES

Shiningbank's ability to grow depends on access to bank lines of credit and periodic equity infusions. Smaller acquisitions through the course of a year are funded by bank debt. Equity is issued to fund single large acquisitions, or to pay down debt acquired following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

LONG TERM DEBT

The Fund has a $250 million revolving credit facility with a syndicate of four Canadian chartered banks of which $178.7 million was drawn at March 31, 2005. The revolving period extends to April 27, 2006, at which time the facility reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2006. The facility is secured by a $300 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. At March 31, 2005 the debt to cash flow ratio was 1:1.

UNITHOLDERS' EQUITY

A total of 179,116 Trust Units were issued during the quarter under the Trust Unit Rights Incentive Plan and under the Fund's Distribution Reinvestment Plan.

When equity is raised, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of May 5, 2005, the Fund had 54,437,186 Trust Units, 263,482 non-escrowed Exchangeable Shares and 353,614 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next three years under the terms of two escrow agreements.

Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of March 31, 2005, the exchange rate was 1 to 1.35755.

CONTRACTUAL OBLIGATIONS

	Payments Due by Period				
(000s)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	$ 178,746	$ -	$ 178,746	$ -	$ -
Operating leases	8,064	1,113	3,112	3,171	668
Pipeline transportation	4,908	1,306	2,612	990	-
Total obligations	$ 191,718	$ 2,419	$ 184,470	$ 4,161	$ 668

[1] The long term debt obligation assumes that the revolving credit line is not renewed in April 2006.

Shiningbank has on-going capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of cash flow, debt financing and periodic equity financing.

IMPACT OF NEW ACCOUNTING POLICIES

NON-CONTROLLING INTEREST

On March 8, 2005, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants amended its position on the reporting of exchangeable securities issued by subsidiaries of income trusts. The amendment states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The amendment will take effect in the second quarter of 2005 and the changes may result in a restatement of 2004 earnings and comparable figures. It is not expected that these changes will have a material impact on the financial statements.

CRITICAL ACCOUNTING ESTIMATES

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

RESERVES

The Fund must estimate its reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Board's Environmental, Corporate Governance and Reserve Review Committee all review and approve the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and asset impairment test.

ASSET RETIREMENT OBLIGATION

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

CONSOLIDATED BALANCE SHEETS

($ thousands)		March 31, 2005		December 31, 2004
		(unaudited)		(audited)
ASSETS				
Current assets				
Accounts receivable	**$**	**43,277**	$	50,712
Prepaid expenses		**4,473**		4,471
		47,750		55,183
Fixed assets				
Petroleum and natural gas properties and equipment		**1,149,330**		1,133,426
Accumulated depletion and depreciation		**(394,809)**		(364,814)
		754,521		768,612
Other assets		**2,617**		3,002
	$	**804,888**	$	826,797
LIABILITIES AND UNITHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	**$**	**41,960**	$	40,268
Trust Unit distributions payable		**25,013**		24,930
		66,973		65,198
Long term debt *(note 2)*		**178,746**		182,147
Future income taxes		**31,780**		33,266
Asset retirement obligation		**30,491**		30,242
Unitholders' equity				
Trust Units *(note 3)*		**710,246**		706,954
Exchangeable Shares *(note 3)*		**7,387**		7,019
Contributed surplus *(note 3)*		**1,832**		1,416
Accumulated earnings		**322,892**		308,517
Accumulated Trust Unit distributions		**(545,459)**		(507,962)
		496,898		515,944
	$	**804,888**	$	826,797

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND UNITHOLDERS' EQUITY

(unaudited) ($ thousands, except per Trust Unit amounts)

	Three months ended March 31, 2005	2004
Revenues		
Oil and natural gas sales	**$ 80,139**	$ 69,625
Royalties	**18,541**	13,776
	61,598	55,849
Expenses		
Transportation	**1,167**	1,335
Operating	**11,772**	11,106
General and administrative	**2,177**	1,547
Interest on long term debt	**1,844**	1,471
Depletion, depreciation and accretion	**30,637**	25,648
Trust Unit incentive compensation *(note 3)*	**615**	298
Internalization of management contract	**368**	734
	48,580	42,139
Earnings before taxes	**13,018**	13,710
Capital and large corporation taxes	**129**	225
Future income tax recovery	**(1,486)**	(5,311)
Net earnings	**$ 14,375**	$ 18,796
Unitholders' equity, beginning of period	**515,944**	364,215
Issue of Trust Units *(note 3)*	**3,292**	143,581
Change in Exchangeable Shares, net *(note 3)*	**368**	734
Change in contributed surplus	**416**	209
Distributions to Unitholders	**(37,497)**	(34,767)
Unitholders' equity, end of period	**$ 496,898**	$ 492,768
Net earnings per Trust Unit *(note 3)*		
Basic	**$ 0.26**	$ 0.40
Diluted	**$ 0.26**	$ 0.39

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) ($ thousands)

	Three months ended March 31, 2005	2004
Operating activities		
Net earnings	**$ 14,375**	$ 18,796
Items not requiring cash		
Depletion, depreciation and accretion	**30,637**	25,648
Internalization of management contract	**368**	734
Trust Unit incentive compensation	**615**	298
Gain on sale of other assets	**-**	(621)
Future income tax recovery	**(1,486)**	(5,311)
Cash flow before change in non-cash working capital	**44,509**	39,544
Asset retirement expenditures	**(473)**	(199)
Change in non-cash working capital *(note 4)*	**8,972**	(10,431)
	53,008	28,914
Financing activities		
Increase (decrease) in long term debt	**(3,401)**	43,173
Distributions to Unitholders	**(37,497)**	(34,767)
Issue of Trust Units	**3,093**	143,492
	(37,805)	151,898
Change in non-cash working capital *(note 4)*	**83**	4,110
	(37,722)	156,008
Total cash provided	**$ 15,286**	$ 184,922
Investing activities		
Property acquisitions	**$ (1,319)**	$ (445)
Corporate acquisitions	**-**	(176,989)
Capital expenditures	**(14,462)**	(11,007)
Long term investments	**-**	(21)
Proceeds on sale of fixed assets	**10**	168
Proceeds on sale of other assets	**332**	1,000
	(15,439)	(187,294)
Change in non-cash working capital *(note 4)*	**153**	2,372
Total cash used	**$ (15,286)**	$ (184,922)

See selected accompanying notes to the interim financial statements

Notes to the Consolidated Financial Statements

For the periods ended March 31, 2005 and 2004

1. Significant Accounting Policies

The interim consolidated financial statements of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004 unless otherwise disclosed. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Shiningbank's annual report for the year ended December 31, 2004.

2. Long Term Debt

The Corporation has a $250 million revolving credit facility with a syndicate of four Canadian chartered banks of which $178.7 million was drawn at March 31, 2005. The revolving period extends to April 27, 2006. If the revolving facility is not renewed on that date, it will revert to a two year term with principal payments commencing on July 28, 2006. The facility is secured by a $300 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to cash flow ratio, or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee.

3. Trust Units

(a) Authorized
300,000,000 Trust Units

(b) Issued

	Number	Amount (000s)
Balance, December 31, 2004	**54,140,619**	**$706,954**
Issued on exercise of rights	**91,667**	**1,165**
Issued for cash under Distribution Reinvestment Plan	**87,449**	**1,933**
Less: Commissions and issue costs		**(5)**
Transfer from contributed surplus on exercise of rights		**199**
Balance, March 31, 2005	**54,319,735**	**$710,246**

(c) Exchangeable Shares

	Number	Amount (000s)
Balance, December 31, 2004	**263,482**	**$7,019**
Amortization of deferred portion		**368**
Balance, March 31, 2005	**263,482**	**$7,387**
Exchange ratio, March 31, 2005	**1.35755**	
Trust Units issuable upon conversion of non-escrowed shares	**357,690**	
Trust Units issuable upon conversion of escrowed shares	**480,049**	
Total Trust Units issuable upon conversion of all shares	**837,739**	

(d) Trust Unit Rights Incentive Plan

At March 31, 2005, there were 2,022,734 (2004 - 1,803,668) rights outstanding, of which 715,234 (2004 – 733,668) were exercisable at a weighted average exercise price of $13.41 (2004 - $13.60).

	Number	Weighted Average Exercise Price
Balance, December 31, 2004	**1,396,901**	**$14.74**
Granted	**717,500**	**21.49**
Exercised	**(91,667)**	**12.71**
Balance before reduction of exercise price	**2,022,734**	**$17.22**
Reduction of exercise price		**(0.29)**
Balance, March 31, 2005	**2,022,734**	**$16.93**

The following table summarizes information about Trust Unit rights outstanding and exercisable at March 31, 2005:

	Rights Outstanding				Rights Exercisable		
Range of Exercise Prices	Number Outstanding At 3/31/05	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price		Number Exercisable At 3/31/05	Weighted Average Exercise Price	
$10.00 to $12.99	**410,001**	**7.6**	**$**	**11.84**	**250,001**	**$**	**11.61**
$13.00 to $16.99	**380,234**	**6.6**	**$**	**13.59**	**335,234**	**$**	**13.33**
$17.00 to $21.50	**1,232,499**	**9.4**	**$**	**19.65**	**129,999**	**$**	**17.07**
$10.00 to $21.50	**2,022,734**	**8.5**	**$**	**16.93**	**715,234**	**$**	**13.41**

Shiningbank recorded Trust Unit incentive compensation expense of $615,000 during the quarter (2004 – $298,000) for rights issued between 2003 and 2005, and which vested in first quarter 2005.

During the quarter, $199,000 (2004 - $89,000) of contributed surplus was transferred to Trust Unit equity in respect of rights exercised during the period.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	Amount (000s)
Balance, December 31, 2004	**$ 1,416**
Trust Unit incentive compensation	**615**
Net benefit on rights exercised [1]	**(199)**
Balance, March 31, 2005	**$ 1,832**

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to Unitholders' capital.

The $3.3 million fair value of the 717,500 rights issued during the quarter was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 4.21%, volatility of 60%, life of 10 years, and a distribution yield rate of 10% representing the difference between the anticipated distribution and the anticipated drop in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. The rights granted on January 1, 2002 fully vested on January 1, 2005 and therefore, no Trust Unit incentive compensation expense related to those rights would have been recorded during the quarter. For the quarter ended March 31, 2004, Shiningbank's net income would have decreased by $127,000 due to additional Trust Unit incentive compensation expense related to those rights. Neither basic nor diluted per Trust Unit figures would have changed as a result of this additional expense.

(e) Per Trust Unit amounts

For the three months ended March 31, 2005, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 54,614,166 (2004 – 46,938,326). In computing diluted net earnings per Trust Unit, the dilutive effect of Trust Unit rights and escrowed Exchangeable Shares added 1,253,690 Trust Units (2004 – 752,148) to the weighted average number of Trust Units outstanding.

4. Other Cash Flow Disclosures

Change in non-cash operating working capital	(000s)
Accounts receivable	**$ 7,435**
Prepaid expenses	**(2)**
Accounts payable and accrued liabilities	**1,539**
	$ 8,972

Change in non-cash financing working capital	(000s)
Distributions payable to Unitholders	**$ 83**

Change in non-cash investing working capital	(000s)
Accounts payable for capital accruals	**$ 153**

Cash payments	(000s)
Cash payments made for taxes	**$ 4**
Cash payments made for interest	**$ 1,950**

5. Financial Instruments

At March 31, 2005, Shiningbank held certain oil and natural gas hedge contracts, the terms of which are listed in the following table. The estimated market value at March 31, 2005, had the contracts been settled at that time, would have been a loss of $5.1 million.

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ floor
			$6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65/GJ floor
			$7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90/GJ floor
			$9.50/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor
			US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor
			US$55.40/bbl ceiling

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

SHININGBANK
Energy Income Fund

May 11, 2005 **TSX: SHN.UN**

NEWS RELEASE FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES CORPORATE ACQUISITION

Shiningbank Energy Income Fund today announced that it has entered into an agreement to acquire all of the outstanding shares of Outlook Energy Corp. ("Outlook") a private Canadian company for $32.4 million. Outlook's properties include a mix of gas focused, operated and non-operated interests in west-central Alberta. The principal properties are located in the Minnehik, Alexander, and Nelson areas of Alberta. The properties are adjacent to a number of Shiningbank's existing operations at Pembina, Alexander, and Penhold. Proved plus probable reserves total 1.7 million barrels of oil equivalent (boe), 95% of which is natural gas. Current production from the properties is approximately 650 boe per day consisting of 3.7 MMcf/d natural gas and 35 bbl/d of oil and NGL

Completion of the transaction is subject to certain regulatory and other conditions and closing is expected to occur in late June, 2005. The transaction will be financed with debt drawn from Shiningbank's existing line of credit.

Highlights

- Total cost of the acquisition is $32.4 million including the assumption of $2.0 million in debt and working capital deficiency
- Acquisition cost equates to $19.20/boe for proved plus probable reserves and $49,850 per flowing boe
- Proved plus Probable reserve life index of 7.0 years
- Approximately 65% of the reserves are proven
- Approximately 95% of the production is sweet natural gas
- Significant development opportunities exist on the approximate 6,000 net acres of undeveloped land

Impact on Unitholders

The acquisition is expected to be accretive to per unit cash flow over the coming year and provides many opportunities to further enhance value through production optimization, operating synergies and development drilling. Shiningbank's debt to cash flow ratio will move to approximately 1.2 predicated on a 2005 gas price of C $7.00/mcf and an oil price of US$45.00/bbl.

Reserves and Production

Outlook had a reserve evaluation prepared by independent engineers as at December 31, 2004. There was a high level of activity in Q1 2005 on Outlook lands, most of which was not included in the year end evaluation. Those additions have been included in the following reserve estimates prepared by Shiningbank.

Shiningbank estimates at April 1, 2005 (Outlook Share)

	Oil (mbbls)	Natural Gas (bcf)	NGL (mbbls)	Oil Equivalent (mboe)
Total Proved	17.0	6.20	30.2	1,080
Proved plus Probable	22.2	9.64	59.1	1,687

Major Properties & Current Operations

Outlook's asset base consists of a concentrated group of properties located in west-central Alberta. Approximately 50% of the production comes from the Minnehik area adjacent to Shiningbank's existing operations. Other major properties include Alexander and Nelson, together accounting for approximately 30% of production.
Current projects include 6 development drilling locations (2.39 net), 3 of which are operated by the company. Also planned in second quarter 2005 are 2 completion operations (0.49 net), tie-in of 2 new wells (0.47 net) from the first quarter development program, and a number of facility and gathering system projects to optimize the existing infrastructure. Operations on a number of the above facility projects have commenced and drilling operations are expected to commence in May as surface conditions permit.

All of the natural gas production is uncontracted, and operating costs are reasonable at under $7.00 per boe. The major properties contain a significant number of development opportunities, most of which are not reflected in the above reserve estimates. Shiningbank plans to enhance its existing development drilling program with the addition of the Outlook assets.

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, securities in the United States, or any province or territory of Canada, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES



SHININGBANK ENERGY INCOME FUND

SHN.UN

BUILT FOR THE LONG TERM

Q1 First Quarter Report 2005

- **Stable distributions continued at $0.69 per unit** ($0.23 per unit per month) for the eighth consecutive quarter.
- **Aggregate distributions to unitholders surpassed $20** per unit since the Fund's inception.
- **97% drilling success on 3.4 net development wells** will add production later in 2005.
- **Natural gas futures are near record levels,** setting the stage for consistent monthly distributions for 2005.

FIRST QUARTER HIGHLIGHTS

	Three months ended March 31,		
	2005	2004	%
FINANCIAL ($ thousands except per Trust Unit amounts)			
Oil and natural gas sales	**$ 80,139**	$ 69,625	15
Net earnings before income tax	**12,889**	13,485	(4)
Future income tax recovery	**(1,486)**	(5,311)	(72)
Net earnings after income tax	**14,375**	18,796	(24)
Cash flow before change in non-cash working capital	**44,509**	39,544	13
Distributions to unitholders	**37,497**	34,767	8
Distributions per Trust Unit	**0.69**	0.69	–
Long term debt	**178,746**	164,864	8
Unitholders' equity	**496,898**	492,768	1
OPERATIONS			
Daily Production – Oil (bbl/d)	**2,327**	2,142	9
– Natural gas (mmcf/d)	**86.8**	82.0	6
– Natural gas liquids (bbl/d)	**3,242**	2,670	21
– Oil equivalent (boe/d)	**20,031**	18,478	8
Average Prices (including hedging)			
– Oil ($/bbl)	**$ 56.25**	$ 39.54	42
– Natural gas ($/mcf)	**$ 7.03**	$ 7.05	–
– Natural gas liquids ($/bbl)	**$ 45.91**	$ 35.96	28
– Oil equivalent ($/boe)	**$ 44.41**	$ 41.04	8
UNIT TRADING			
Units traded (thousands)	**9,574**	10,635	(10)
Value traded ($ thousands)	**$ 211,929**	$ 187,371	13
Unit price – High	**$ 23.35**	$ 18.85	
– Low	**$ 19.77**	$ 16.51	
– Close	**$ 21.49**	$ 17.78	
Units outstanding (thousands)	**54,320**	53,279	



FELLOW UNITHOLDERS

Shiningbank reached a milestone in the first quarter when aggregate distributions since inception surpassed $20 per unit, twice our $10 initial public offering almost nine years ago. Shiningbank's distributions have consistently outpaced the average of other oil and gas trusts as a result of our natural gas strategy, and our ability to pay out higher distributions while maintaining and enhancing unitholder value in the Fund.

In the first quarter and for full-year 2004, we distributed 84% of cash flow to unitholders while production was held steady by our development drilling program. That high percentage reflects our philosophy – and track record – of maintaining a stable level of distributions while building a sustainable and long-life trust. The high quality properties in our portfolio will continue to stand the test of time, particularly as we see strong gas price fundamentals over the medium and long term.

DISTRIBUTIONS

For the eighth consecutive quarter, our unitholders received consistent distributions of $0.69 per unit ($0.23 per unit per month). Strength in commodity markets continued to support distributions, as well as our unit price which has remained above $20 since last September. The market continues to see the energy sector as the place to be; oil futures are selling at over US$50/bbl for the rest of 2005 and natural gas futures are trading at more than $8.50/mcf for this coming winter. These market forces will clearly benefit our unitholders as we anticipate distributions remaining stable throughout 2005.

PRODUCTION

When compared with fourth quarter 2004, production was steady at approximately 20,000 boe/d due to wells drilled late in the year being brought on production which offset natural declines. Total production was 8% higher than last year's first quarter as a result of the Birchill acquisition in early March 2004.

Natural gas volumes for the quarter averaged 86.8 mmcf/d, up 6% from first quarter 2004. Again, the volume growth was mainly from the Birchill acquisition in March 2004 which added 12.4 mmcf/d.

Oil volumes for the quarter were up 9% from last year's first quarter to average 2,327 bbl/d, while NGL volumes rose 21% to 3,242 bbl/d. Both increases were directly related to the Birchill acquisition, but successful drilling in 2004 at Ferrier/O'Chiese also contributed to the growth.

PRICING DETAILS

Natural gas prices remained strong in the quarter averaging $7.03/mcf, essentially flat with the first quarter 2004 price of $7.05/mcf. Longer term, robust gas prices are being supported by extremely high oil prices and continued concerns about adequate supply for this coming year.

Prior to last winter, gas storage levels were at record highs and we emerged from the prime heating season with storage levels approximately 20% higher than average. This was of some comfort to the markets, yet supply concerns persist, particularly as the soaring price of oil could force up demand as industries fuel-switch to natural gas. The futures gas market is at or near record high levels for both the coming summer months at over $7.00/mcf, and next winter at more than $8.50/mcf.

Prices for both oil and NGL were unusually high in the first quarter. The benchmark West Texas Intermediate (WTI) averaged US$49.84/bbl, compared with US$35.14 one year ago. WTI continues to trade near US$50 and is subject to volatility. Shiningbank's realized oil price for the quarter was up 42% to average Cdn$56.25/bbl, after hedging. NGL prices increased 28% over first quarter 2004, reflecting the rise in oil prices. Our NGL prices averaged $45.91/bbl for the quarter.

SUCCESSFUL LOW-COST DEVELOPMENT

The first quarter saw a moderate level of drilling activity with spending of over $14.0 million, of which $5.8 million was for drilling and completions, mainly in partner-operated areas. The remaining $8.2 million was spent on production maintenance, largely for work on facilities, wells and tie-ins of new wells. With this activity, we are successfully reducing our production declines which have historically averaged about 13% annually. Our goal is for development drilling to offset a good portion of those declines in order to maintain production and cash flow. At the same time, our development programs have the potential to unlock upside production potential, increasing the value of our properties through low risk and relatively low cost activities.

We participated in the drilling of 21 wells (3.4 net), of which 20 (3.3 net) were successful gas wells and one (0.1 net) was a dry hole. Most of the higher impact wells (2.2 net) were concentrated in the Ferrier/O'Chiese area where we drilled four successful gas wells. Equipping and tie-in of these wells is underway and production will commence late in the second quarter. We anticipate ramping up our development drilling programs in the Minehead and Ferrier areas in the second and third quarters when drier field conditions and warm weather should reduce drilling costs.

OUTLOOK

Both commodity markets and stock markets are volatile. However, based on the strength of commodity prices and steady production supported by our development drilling program, we anticipate delivering stable distributions to unitholders in 2005. In addition, we are continuing to evaluate acquisitions for larger-scale production and reserve growth. As always, acquisitions must be accretive to the Fund on a variety of metrics, and consist of high quality properties, a factor that has ensured the consistency of superior distributions, and built a strong foundation for the long term.



DAVID M. FITZPATRICK
President and Chief Executive Officer

May 5, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three months ended March 31, 2005. This information is provided as of May 5, 2005. The first quarter results have been compared with the corresponding period in 2004. This MD&A should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the accompanying notes, and the December 31, 2004 Annual Information Form ("AIF"). These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

SUPPLEMENTAL DISCLOSURE

Management believes that distributions to unitholders, cash flow and operating netbacks are useful supplemental measures. Distributions to unitholders should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles ("GAAP"). All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital, which management uses to analyze operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Operating netbacks, which are calculated as average unit sales price less royalties, transportation costs and operating costs, represent the cash margin for product sold, calculated on a boe basis. Distributions to unitholders, cash flow and operating netbacks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measure for other entities.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "may," "expects" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this MD&A and in the AIF, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

BARREL OF OIL EQUIVALENT

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

REPORTING CURRENCY

All figures are in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

PRODUCTION VOLUMES

Daily Production Volumes

	Three months ended March 31,		
	2005	2004	%
Oil (bbl/d)	**2,327**	2,142	9
Natural gas (mmcf/d)	**86.8**	82.0	6
Natural gas liquids (bbl/d)	**3,242**	2,670	21
Oil equivalent (boe/d)	**20,031**	18,478	8
Natural gas % of production	**72%**	74%	(2)

First quarter daily average production grew 8% over first quarter 2004 primarily due to the acquisition of Birchill Resources Limited ("Birchill") late in first quarter 2004. Natural gas liquids ("NGL") accounted for the majority of the volume increase as a result of the acquisition of NGL-rich properties from Birchill.

A successful development drilling program and well tie-ins during the second half of 2004 also contributed to the quarter over quarter volume growth. Drilling in the first quarter was at a moderate level with the emphasis on partner-operated wells and arresting production declines. Average production in 2005 is expected to be 19,500 – 20,000 boe/d.

PRICING (INCLUDING HEDGING ACTIVITY)

Average Prices – After Hedging

	Three months ended March 31,		
	2005	2004	%
Average Prices			
Oil ($/bbl)	**$ 56.25**	$ 39.54	42
Natural gas ($/mcf)	**$ 7.03**	$ 7.05	–
Natural gas liquids ($/bbl)	**$ 45.91**	$ 35.96	28
Oil equivalent ($/boe)	**$ 44.41**	$ 41.04	8
Benchmark Prices			
WTI (US$/bbl)	**$ 49.84**	$ 35.14	42
AECO natural gas (Cdn$/mcf)	**$ 6.69**	$ 6.61	1

Natural Gas

Shiningbank's realized natural gas prices remained flat in the first quarter averaging $7.03/mcf. Hedging increased the gas price by $0.04/mcf for the quarter compared with a hedging loss of $0.01/mcf in first quarter 2004. Futures prices remain high, with summer prices averaging over $7.40/mcf and the upcoming winter prices averaging over $8.50/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $56.25/bbl, up 42% from first quarter 2004. Hedging reduced the price by $0.37/bbl for the quarter compared with a hedging loss of $2.09/bbl in first quarter 2004.

The benchmark West Texas Intermediate ("WTI") price averaged 42% higher than in first quarter 2004, however strength in the Canadian dollar partially offset this increase. Oil prices continue to be exceptionally high, with futures prices averaging over $50.00/bbl for the remainder of 2005.

NGL prices were also strong, reflecting high oil prices. The average NGL price in first quarter 2005 was 28% higher than in first quarter 2004 at $45.91/bbl. NGL prices continue to average between 80 – 85% of realized pre-hedged oil prices.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of cash flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00 /GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65 /GJ floor $7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90 /GJ floor $9.50/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling

REVENUES

	Three months ended March 31,			
(000s)	2005	% of Revenue	2004	% of Revenue
Oil	**$ 11,858**	**15**	$ 8,114	12
Natural gas	**54,567**	**68**	52,691	75
Natural gas liquids	**13,396**	**17**	8,738	13
Other income	**72**	**–**	615	1
Gas hedging	**324**	**–**	(125)	–
Oil hedging	**(78)**	**–**	(408)	(1)
	$ 80,139	**100**	$ 69,625	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended March 31,
(000s)	*2005/2004*
Oil and natural gas liquids	
Volume increase	**$ 2,328**
Price increase	**6,404**
Net increase	**$ 8,732**
Natural gas	
Volume increase	**$ 2,453**
Price decrease	**(128)**
Net increase	**$ 2,325**

ROYALTIES

	Three months ended March 31,		
	2005	2004	%
Total royalties, net (000s)	**$ 18,541**	$ 13,776	35
As a % of revenue	**23.1%**	19.8%	17
Per boe	**$ 10.28**	$ 8.19	26

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate increased in first quarter 2005 due to an adjustment related to prior periods regarding the Birchill acquisition. Excluding this one time adjustment, the royalty rate would have been 22.3%. The Fund expects rates to average 22.5% in 2005.

TRANSPORTATION COSTS

	Three months ended March 31,		
	2005	2004	%
Transportation costs (000s)	**$ 1,167**	$ 1,335	(13)
Per boe	**$ 0.65**	$ 0.79	(18)

Transportation costs decreased 18% on a boe basis from first quarter 2004. The decrease was the result of lower pricing following the termination of certain transportation service commitments. These terminations are not expected to impact the Fund's ability to market production.

OPERATING COSTS

	Three months ended March 31,		
	2005	2004	%
Operating costs (000s)	**$ 11,772**	$ 11,106	6
Per boe	**$ 6.53**	$ 6.60	(1)

Operating costs on a boe basis were flat in first quarter 2005, decreasing 1% from first quarter 2004. Higher field and plant maintenance costs in most areas were offset by volume increases in some areas with lower operating costs. Operating costs are expected to average $7.00/boe in 2005.

OPERATING NETBACKS

	Three months ended March 31,		
($/boe)	2005	2004	%
Oil and natural gas sales	**$ 44.41**	$ 41.40	7
Other income (loss)	**0.04**	(0.36)	(111)
Royalty expenses	**(10.28)**	(8.19)	26
Transportation expenses	**(0.65)**	(0.79)	(18)
Operating expenses	**(6.53)**	(6.60)	(1)
Operating netbacks	**$ 26.99**	$ 25.46	6

Operating netbacks increased 6% quarter over quarter due mainly to higher commodity prices which were partially offset by higher royalty expenses.

GENERAL AND ADMINISTRATIVE COSTS

	Three months ended March 31,		
	2005	2004	%
General and administrative costs (000s)	**$ 2,177**	$ 1,547	41
Per boe	**$ 1.21**	$ 0.92	32
Per average Trust Unit	**$ 0.04**	$ 0.03	33

General and administrative costs increased on all metrics including on a per boe basis and per average Trust Unit. These increases were due to higher activity levels related to acquisitions, development activities and increasing costs for corporate governance from additional regulation. Costs are expected to average $1.25/boe in 2005.

INTEREST ON LONG TERM DEBT

	Three months ended March 31,		
	2005	2004	%
Interest on long term debt (000s)	**$ 1,844**	$ 1,471	25
Per boe	**$ 1.02**	$ 0.87	17
Per average Trust Unit	**$ 0.03**	$ 0.03	–

Interest expense, which includes bank charges, increased 25% from first quarter 2004 due to higher debt levels resulting from the funding of acquisitions and capital expenditures. Shiningbank is currently in compliance with all external debt covenants.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended March 31,		
	2005	2004	%
Depletion, depreciation and accretion (000s)	**$ 30,637**	$ 25,648	19
Per boe	**$ 16.99**	$ 15.25	11

Depletion, depreciation and accretion rose 11% per boe for the first quarter. The increase was primarily related to expansion of the asset base from acquisitions made late in first quarter 2004 and associated future development costs.

TRUST UNIT INCENTIVE COMPENSATION

	Three months ended March 31,		
	2005	2004	%
Trust Unit incentive compensation (000s)	**$ 615**	$ 298	106
Per boe	**$ 0.34**	$ 0.18	89

During first quarter 2005, one new issue of Trust Unit rights was granted. The fair value of rights issued was determined using a Black-Scholes model, and will be brought into income over the vesting period of the rights. The total first quarter 2005 expense of $615,000 (2004 – $298,000) represented the fair value of rights issued during 2003 through to 2005 and which vested in first quarter 2005. All of these costs are "non-cash" costs and are not deducted in calculating distributions to unitholders.

INTERNALIZATION OF MANAGEMENT CONTRACT

	Three months ended March 31,		
	2005	2004	%
Internalization of management contract (000s)	**$ 368**	$ 734	(50)
Per boe	**$ 0.20**	$ 0.44	(55)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former Manager of the Fund. Prior to the acquisition, the Fund paid fees of 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During first quarter 2005, $368,000 (2004 – $734,000) was expensed, representing the amortization of these escrowed Exchangeable Shares.

TAXES

	Three months ended March 31,		
	2005	2004	%
Capital and large corporation taxes (000s)	$ **129**	$ 225	(43)
Future income tax recovery (000s)	$ **(1,486)**	$ (5,311)	(72)
Per boe	$ **(0.75)**	$ (3.02)	(75)

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities.

NET EARNINGS

Shiningbank's first quarter earnings were $14.4 million or $0.26 per Trust Unit, basic and diluted. Earnings in first quarter 2004 were $18.8 million or $0.40 per Trust Unit ($0.39 diluted).

Distributions to Unitholders

	Three months ended March 31,		
(000s except per Trust Unit amounts)	2005	2004	%
Cash flow before change in non-cash working capital	$ **44,509**	$ 39,544	13
Capital expenditures	**(14,462)**	(11,007)	31
Asset retirement expenditures	**(473)**	(199)	138
Working capital adjustments	**7,923**	6,429	23
Distributions to unitholders	$ **37,497**	$ 34,767	8
Distributions per Trust Unit	$ **0.69**	$ 0.69	–
Trust Units outstanding	**54,320**	53,279	2

Distributions to unitholders for the quarter increased 8% over the same period in 2004 to $37.5 million. The increase was based on higher production volumes, large gains in pricing for oil and NGL and strong gas prices.

On a per Trust Unit basis, distributions were consistent in both periods at $0.69. The increase in the number of Trust Units outstanding offset the higher cash flow. The Fund paid out 84% of its first quarter cash flow compared with 88% in first quarter 2004.

QUARTERLY FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Oil and natural gas sales	**$ 80,139**	$ 82,453	$ 74,713	$ 80,723
Net earnings before income tax	**12,889**	13,974	12,297	12,851
Per Trust Unit – basic	**0.24**	0.26	0.24	0.24
– diluted	**0.23**	0.25	0.23	0.24
Net earnings after income tax	**14,375**	88,038	15,900	16,072
Per Trust Unit – basic	**0.26**	1.62	0.30	0.30
– diluted	**0.26**	1.60	0.29	0.29
Cash flow before change in non-cash working capital	**44,509**	47,220	42,924	45,190
Per weighted average Trust Unit	**0.81**	0.87	0.80	0.84
Distributions to unitholders	**37,497**	37,390	37,226	36,977
Per Trust Unit	**0.69**	0.69	0.69	0.69
Payout ratio	**84%**	79%	87%	82%

	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Oil and natural gas sales	$ 69,625	$ 58,474	$ 63,046	$ 65,507
Net earnings before income tax	13,485	6,092	13,227	15,027
Per Trust Unit – basic	0.29	0.14	0.30	0.36
– diluted	0.28	0.14	0.29	0.35
Net earnings after income tax	18,796	5,354	15,517	23,583
Per Trust Unit – basic	0.40	0.12	0.35	0.56
– diluted	0.39	0.12	0.35	0.55
Cash flow before change in non-cash working capital	39,544	30,082	35,057	36,723
Per weighted average Trust Unit	0.84	0.68	0.79	0.87
Distributions to unitholders	34,767	30,629	30,442	30,330
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	88%	102%	87%	83%

Quarterly fluctuations are primarily the result of production increases due to acquisitions, the Fund's development drilling program and realized commodity prices which can be extremely volatile. Volume increases from acquisitions occurred in second quarter 2003 through the acquisition of assets at Ferrier/O'Chiese and again, in second quarter 2004 with the acquisition of Birchill.

Natural gas prices remained strong and relatively consistent through the eight quarters. Oil prices increased substantially in late 2004. With oil playing a small role in Shiningbank's overall revenues and with increased capital programs absorbing the extra cash flow, there was no change in distributions.

COSTS OF ACQUISITIONS AND DEVELOPMENT

A total of $14.5 million was spent on drilling and new facilities in first quarter 2005, compared with $11.0 million in the same period in 2004. Cash flow funded $7.0 million of these expenditures, with the balance funded by debt and proceeds from the Fund's Distribution Reinvestment Plan. The capital program funded a successful development drilling program concentrated in the Ferrier/O'Chiese area and the completion and tie-in of those wells. Most expenditures in first quarter 2005 were associated with partner-operated activities. The Fund's drilling program will be more active in the summer and fall of 2005 when drilling costs are expected to be lower.

LIQUIDITY AND CAPITAL RESOURCES

Shiningbank's ability to grow depends on access to bank lines of credit and periodic equity infusions. Smaller acquisitions through the course of a year are funded by bank debt. Equity is issued to fund single large acquisitions, or to pay down debt acquired following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

LONG TERM DEBT

The Fund has a $250 million revolving credit facility with a syndicate of four Canadian chartered banks of which $178.7 million was drawn at March 31, 2005. The revolving period extends to April 27, 2006, at which time the facility reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2006. The facility is secured by a $300 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. At March 31, 2005 the debt to cash flow ratio was 1:1.

UNITHOLDERS' EQUITY

A total of 179,116 Trust Units were issued during the quarter under the Trust Unit Rights Incentive Plan and under the Fund's Distribution Reinvestment Plan.

When equity is raised, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of May 5, 2005, the Fund had 54,437,186 Trust Units, 263,482 non-escrowed Exchangeable Shares and 353,614 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next three years under the terms of two escrow agreements. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of March 31, 2005, the exchange rate was 1 to 1.35755.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt principal[1]	$ 178,746	$ –	$ 178,746	$ –	$ –
Operating leases	8,064	1,113	3,112	3,171	668
Pipeline transportation	4,908	1,306	2,612	990	–
Total obligations	$ 191,718	$ 2,419	$ 184,470	$ 4,161	$ 668

[1] *The long term debt obligation assumes that the revolving credit line is not renewed in April 2006.*

Shiningbank has ongoing capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of cash flow, debt financing and periodic equity financing.

IMPACT OF NEW ACCOUNTING POLICIES

NON-CONTROLLING INTEREST

On March 8, 2005, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants amended its position on the reporting of exchangeable securities issued by subsidiaries of income trusts. The amendment states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The amendment will take effect in the second quarter of 2005 and the changes may result in a restatement of 2004 earnings and comparable figures. It is not expected that these changes will have a material impact on the financial statements.

CRITICAL ACCOUNTING ESTIMATES

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

RESERVES

The Fund must estimate its reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Board's Environmental, Corporate Governance and Reserve Review Committee all review and approve the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and asset impairment test.

ASSET RETIREMENT OBLIGATION

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

CONSOLIDATED BALANCE SHEETS

($ thousands)	March 31, 2005 (unaudited)	December 31, 2004 (audited)
ASSETS		
Current assets		
Accounts receivable	**$ 43,277**	$ 50,712
Prepaid expenses	**4,473**	4,471
	47,750	55,183
Fixed assets		
Petroleum and natural gas properties and equipment	**1,149,330**	1,133,426
Accumulated depletion and depreciation	**(394,809)**	(364,814)
	754,521	768,612
Other assets	**2,617**	3,002
	$ 804,888	$ 826,797
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 41,960**	$ 40,268
Trust Unit distributions payable	**25,013**	24,930
	66,973	65,198
Long term debt (note 2)	**178,746**	182,147
Future income taxes	**31,780**	33,266
Asset retirement obligation	**30,491**	30,242
Unitholders' equity		
Trust Units (note 3)	**710,246**	706,954
Exchangeable Shares (note 3)	**7,387**	7,019
Contributed surplus (note 3)	**1,832**	1,416
Accumulated earnings	**322,892**	308,517
Accumulated Trust Unit distributions	**(545,459)**	(507,962)
	496,898	515,944
	$ 804,888	$ 826,797

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND UNITHOLDERS' EQUITY

(unaudited) ($ thousands, except per Trust Unit amounts)	Three months ended March 31, 2005	2004
Revenues		
Oil and natural gas sales	**$ 80,139**	$ 69,625
Royalties	**18,541**	13,776
	61,598	55,849
Expenses		
Transportation	**1,167**	1,335
Operating	**11,772**	11,106
General and administrative	**2,177**	1,547
Interest on long term debt	**1,844**	1,471
Depletion, depreciation and accretion	**30,637**	25,648
Trust Unit incentive compensation (note 3)	**615**	298
Internalization of management contract	**368**	734
	48,580	42,139
Earnings before taxes	**13,018**	13,710
Capital and large corporation taxes	**129**	225
Future income tax recovery	**(1,486)**	(5,311)
Net earnings	**$ 14,375**	$ 18,796
Unitholders' equity, beginning of period	**515,944**	364,215
Issue of Trust Units (note 3)	**3,292**	143,581
Change in Exchangeable Shares, net (note 3)	**368**	734
Change in contributed surplus	**416**	209
Distributions to Unitholders	**(37,497)**	(34,767)
Unitholders' equity, end of period	**$ 496,898**	$ 492,768
Net earnings per Trust Unit (note 3)		
Basic	**$ 0.26**	$ 0.40
Diluted	**$ 0.26**	$ 0.39

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,	
(unaudited) ($ thousands)	2005	2004
Operating activities		
Net earnings	**$ 14,375**	$ 18,796
Items not requiring cash		
Depletion, depreciation and accretion	**30,637**	25,648
Internalization of management contract	**368**	734
Trust Unit incentive compensation	**615**	298
Gain on sale of other assets	**–**	(621)
Future income tax recovery	**(1,486)**	(5,311)
Cash flow before change in non-cash working capital	**44,509**	39,544
Asset retirement expenditures	**(473)**	(199)
Change in non-cash working capital (note 4)	**8,972**	(10,431)
	53,008	28,914
Financing activities		
Increase (decrease) in long term debt	**(3,401)**	43,173
Distributions to Unitholders	**(37,497)**	(34,767)
Issue of Trust Units	**3,093**	143,492
	(37,805)	151,898
Change in non-cash working capital (note 4)	**83**	4,110
	(37,722)	156,008
Total cash provided	**$ 15,286**	$ 184,922
Investing activities		
Property acquisitions	**$ (1,319)**	$ (445)
Corporate acquisitions	**–**	(176,989)
Capital expenditures	**(14,462)**	(11,007)
Long term investments	**–**	(21)
Proceeds on sale of fixed assets	**10**	168
Proceeds on sale of other assets	**332**	1,000
	(15,439)	(187,294)
Change in non-cash working capital (note 4)	**153**	2,372
Total cash used	**$ (15,286)**	$ (184,922)

See selected accompanying notes to the interim financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the periods ended March 31, 2005 and 2004

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004 unless otherwise disclosed. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Shiningbank's annual report for the year ended December 31, 2004.

2. LONG TERM DEBT

The Corporation has a $250 million revolving credit facility with a syndicate of four Canadian chartered banks of which $178.7 million was drawn at March 31, 2005. The revolving period extends to April 27, 2006. If the revolving facility is not renewed on that date, it will revert to a two year term with principal payments commencing on July 28, 2006. The facility is secured by a $300 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to cash flow ratio, or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee.

3. TRUST UNITS

(a) Authorized

300,000,000 Trust Units

(b) Issued

	Number	Amount (000s)
Balance, December 31, 2004	**54,140,619**	**$ 706,954**
Issued on exercise of rights	**91,667**	**1,165**
Issued for cash under Distribution Reinvestment Plan	**87,449**	**1,933**
Less: Commissions and issue costs		**(5)**
Transfer from contributed surplus on exercise of rights		**199**
Balance, March 31, 2005	**54,319,735**	**$ 710,246**

(c) Exchangeable Shares

	Number	Amount (000s)
Balance, December 31, 2004	**263,482**	**$ 7,019**
Amortization of deferred portion		**368**
Balance, March 31, 2005	**263,482**	**$ 7,387**
Exchange ratio, March 31, 2005	**1.35755**	
Trust Units issuable upon conversion of non-escrowed shares	**357,690**	
Trust Units issuable upon conversion of escrowed shares	**480,049**	
Total Trust Units issuable upon conversion of all shares	**837,739**	

(d) Trust Unit Rights Incentive Plan

At March 31, 2005, there were 2,022,734 (2004 – 1,803,668) rights outstanding, of which 715,234 (2004 – 733,668) were exercisable at a weighted average exercise price of $13.41 (2004 – $13.60).

	Number	Weighted Average Exercise Price
Balance, December 31, 2004	**1,396,901**	**$ 14.74**
Granted	**717,500**	**21.49**
Exercised	**(91,667)**	**12.71**
Balance before reduction of exercise price	**2,022,734**	**$ 17.22**
Reduction of exercise price		**(0.29)**
Balance, March 31, 2005	**2,022,734**	**$ 16.93**

The following table summarizes information about Trust Unit rights outstanding and exercisable at March 31, 2005:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding at March 31, 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at March 31, 2005	Weighted Average Exercise Price
$10.00 to $12.99	**410,001**	**7.6**	**$ 11.84**	**250,001**	**$ 11.61**
$13.00 to $16.99	**380,234**	**6.6**	**$ 13.59**	**335,234**	**$ 13.33**
$17.00 to $21.50	**1,232,499**	**9.4**	**$ 19.65**	**129,999**	**$ 17.07**
$10.00 to $21.50	**2,022,734**	**8.5**	**$ 16.93**	**715,234**	**$ 13.41**

Shiningbank recorded Trust Unit incentive compensation expense of $615,000 during the quarter (2004 – $298,000) for rights issued between 2003 and 2005, and which vested in first quarter 2005.

During the quarter, $199,000 (2004 – $89,000) of contributed surplus was transferred to Trust Unit equity in respect of rights exercised during the period.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	Amount (000s)
Balance, December 31, 2004	**$ 1,416**
Trust Unit incentive compensation	**615**
Net benefit on rights exercised [1]	**(199)**
Balance, March 31, 2005	**$ 1,832**

[1] *Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to Unitholders' capital.*

The $3.3 million fair value of the 717,500 rights issued during the quarter was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 4.21%, volatility of 60%, life of 10 years, and a distribution yield rate of 10% representing the difference between the anticipated distribution and the anticipated drop in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. The rights granted on January 1, 2002 fully vested on January 1, 2005 and therefore, no Trust Unit incentive compensation expense related to those rights would have been recorded during the quarter. For the quarter ended March 31, 2004, Shiningbank's net income would have decreased by $127,000 due to additional Trust Unit incentive compensation expense related to those rights. Neither basic nor diluted per Trust Unit figures would have changed as a result of this additional expense.

(e) Per Trust Unit amounts

For the three months ended March 31, 2005, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 54,614,166 (2004 – 46,938,326). In computing diluted net earnings per Trust Unit, the dilutive effect of Trust Unit rights and escrowed Exchangeable Shares added 1,253,690 Trust Units (2004 – 752,148) to the weighted average number of Trust Units outstanding.

4. OTHER CASH FLOW DISCLOSURES

Change in non-cash operating working capital	(000s)
Accounts receivable	$ 7,435
Prepaid expenses	(2)
Accounts payable and accrued liabilities	1,539
	$ 8,972

Change in non-cash financing working capital	(000s)
Distributions payable to Unitholders	$ 83

Change in non-cash investing working capital	(000s)
Accounts payable for capital accruals	$ 153

Cash payments	(000s)
Cash payments made for taxes	$ 4
Cash payments made for interest	$ 1,950

5. FINANCIAL INSTRUMENTS

At March 31, 2005, Shiningbank held certain oil and natural gas hedge contracts, the terms of which are listed in the following table. The estimated market value at March 31, 2005, had the contracts been settled at that time, would have been a loss of $5.1 million.

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65/GJ floor $7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90/GJ floor $9.50/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling

CORPORATE INFORMATION

HEAD OFFICE

Suite 1310, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 268-7477
Fax: (403) 268-7499
Toll free: (866) 268-7477
E-mail: irinfo@shiningbank.com
Website: www.shiningbank.com

TRUSTEE

Computershare Trust Company of Canada
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

Sproule Associates Limited
Calgary, Alberta

LEGAL COUNSEL

Gowling Lafleur Henderson LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: SHN.UN

BOARD OF DIRECTORS

Arne R. Nielsen
Chairman

David M. Fitzpatrick
President and Chief Executive Officer

D. Grant Gunderson
Director

Edward W. Best
Director

Warren D. Steckley
Director

OFFICERS

David M. Fitzpatrick
President and Chief Executive Officer

Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

Gregory D. Moore
Vice President, Operations

Terry P. Prokopy
Vice President, Land

Richard W. Clark
Corporate Secretary

Alan G. Glessing
Controller

Certification of Interim Filings during Transition Period

I, Bruce K. Gibson, Vice President, Finance and Chief Financial Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 5, 2005

(signed) "Bruce K. Gibson"
Bruce K. Gibson
Vice President, Finance and
Chief Financial Officer

Certification of Interim Filings during Transition Period

I, David M. Fitzpatrick, President and Chief Executive Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund, (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 5, 2005

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer

SHININGBANK ENERGY INCOME FUND

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Unitholders of Shiningbank Energy Income Fund (the "Fund") held on May 10, 2005 in Calgary, Alberta:

Appointment of Auditors - KPMG LLP, Chartered Accountants, was reappointed as the auditors of the Fund and Computershare Trust Company of Canada (the "Trustee"), as trustee of the Fund, was authorized to determine the auditors' remuneration by a motion passed by a majority of the votes cast on a show of hands vote on the motion.

Instructions on Voting to Computershare Trust Company of Canada – The Trustee was directed to vote the Fund's shares of Shiningbank Holdings Corporation ("SHC") at the shareholders meeting of SHC in favour of the appointment of KPMG LLP, Chartered Accountants, as auditors of SHC and in favour of the election of the five nominees set forth in the Fund's information circular dated March 21, 2005 ("Information Circular") as directors of SHC by a motion passed by a majority of votes cast on a show of hands vote on the motion. The Trustee was further directed to vote the Fund's shares of 1130243 Alberta Inc. ("1130243") at the shareholders meeting of 1130243 in favour of the appointment of KPMG LLP, Chartered Accountants, as auditors of 1130243 and in favour of the election of the three nominees set forth in the Information Circular as directors of 1130243 by a motion passed by a majority of votes cast on a show of hands vote on the motion.

Instructions on Voting to Shiningbank Holdings Corporation – SHC was directed to vote its shares of Shiningbank Energy Ltd. (the "Corporation") in favour of the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation and in favour of the election of the five nominees set forth in the Information Circular as directors of the Corporation by a motion passed by a majority of votes cast on a show of hands vote on the motion.

Reappointment of Trustee – The Trustee was reappointed as the trustee of the Fund by a resolution passed by a majority of the votes cast on a show of hands vote on the resolution.

Amendment to the Royalty Agreement – A resolution to amend the Royalty Agreement between the Trustee, on behalf of the Fund, and the Corporation dated July 31, 1996, as amended and restated on February 28, 2003, was approved. The resolution was passed after a ballot showed 19,078,424 Units (97.68%) voting in favour of the resolution and 453,661 Units (2.32%) voting against the resolution.

Amendment to the Trust Indenture – A resolution to amend the Trust Indenture of the Trust dated May 16, 1996, as amended and restated on March 7, 2003 between the Corporation and the Trustee, on behalf of the Fund, was approved. The resolution was passed after a ballot showed 19,079,368 Units (97.71%) voting in favour of the resolution and 446,826 Units (2.29%) voting against the resolution.

Calgary, Alberta, May 18, 2005.

SHININGBANK
Energy Income Fund

May 19, 2005 **TSX: SHN.UN**

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES JUNE 2005 MONTHLY DISTRIBUTION

Shiningbank Energy Income Fund today announced that its cash distribution for June 2005 will be **C$0.23 PER UNIT.** This distribution is consistent with the monthly distribution paid to unitholders since June 2003.

The distribution is payable on June 15, 2005 to unitholders of record on May 31, 2005. The ex-distribution date is May 27, 2005.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

June 6, 2005

SYMBOLS: "SHN.UN" – TSX
"BZZ" – TSX

NEWS RELEASE

FOR IMMEDIATE RELEASE

SHININGBANK ENERGY INCOME FUND AND BLIZZARD ENERGY INC. JOINTLY ANNOUNCE PLAN OF ARRANGEMENT

Shiningbank Energy Income Fund ("Shiningbank") and Blizzard Energy Inc. ("Blizzard") are pleased to announce that they have entered into an agreement under which Shiningbank will acquire the majority of Blizzard's natural gas assets pursuant to a Plan of Arrangement (the "Plan"). Under the Plan, certain Blizzard producing assets and undeveloped land in the Grande Prairie and northeast British Columbia areas will be transferred to a new exploration-focused producer ("Exploreco"). Exploreco will be managed by the current management team and Board of Directors of Blizzard.

Pursuant to the Plan, Blizzard shareholders will receive 0.0777 Trust Units of Shiningbank, $0.4097 cash, one common share of Exploreco and 0.211 of an Exploreco transaction warrant for each Blizzard common share. Each whole Exploreco transaction warrant entitles the holder to acquire an additional share of Exploreco at the current estimated asset value for 30 days after closing.

"This transaction fits with Shiningbank's strategy of focusing on long-life natural gas assets with substantial multi-zone development potential", said David Fitzpatrick, President and CEO of Shiningbank. "As a result of the transaction, Shiningbank will add 4,600 boe/d of natural gas production in two concentrated core areas with an attractive portfolio of drilling opportunities. The transaction is expected to be accretive to Shiningbank on all key measures."

John Rooney, President and CEO of Blizzard, added "the transaction represents an excellent opportunity to create value for Blizzard shareholders. In addition to receiving a cash payment, Blizzard shareholders will receive units in Shiningbank, a $1.3 billion gas-weighted energy trust. Blizzard shareholders will also receive shares and warrants in Exploreco, a high-growth junior producer with highly prospective assets in Blizzard's Grande Prairie and northeast British Columbia core areas."

The Plan has the unanimous support of the boards of directors of both Shiningbank and Blizzard. The Officers and Directors and certain employees of Blizzard, holding collectively approximately 14% of the fully diluted shares, have agreed to vote in favour of the Plan. CIBC World Markets Inc. is acting as financial advisor to Shiningbank in connection with the transaction. Orion

Securities Inc. and Waterous Securities Inc. are acting as financial advisors to Blizzard. In addition, Canaccord Capital Corporation, GMP Securities Ltd. and Salman Partners Inc. are acting as strategic advisors to Blizzard and Exploreco in connection with the transaction.

Impact of the Transaction on Shiningbank

Under the Plan, Shiningbank will acquire an attractive suite of long-life natural gas properties concentrated in the Peace River Arch area near Grande Prairie and the Sousa area of north-western Alberta. The majority of the properties are operated and are characterized by high working interests, low operating costs and high field netbacks. The current production of these properties is 4,600 barrels of oil equivalent per day (boe/d), approximately 95% of which is natural gas. The addition of the Blizzard properties adds two new core areas to Shiningbank's operations including the Peace River Arch, which is a logical extension of Shiningbank's existing west-central natural gas focused operations. Significant undeveloped acreage in the two key areas will provide substantial additional low-risk development opportunities over the next several years, which Shiningbank expects to exploit to enhance production volumes and reserves.

Transaction highlights:

- The transaction is expected to be accretive to Shiningbank's cash flow, net asset value, production and reserves on a per unit basis;
- The transaction results in the addition of 4,600 boe/d of low cost natural gas production to Shiningbank's portfolio, increasing Shiningbank's overall natural gas weighting to 78% and improving overall unit operating costs and netbacks;
- Proved plus probable reserves to be acquired by Shiningbank are estimated at 16.0 million barrels of oil equivalent (95% natural gas), as at March 31, 2005, which reserves estimates are based on the year-end reserve evaluation by an independent engineering firm, plus Shiningbank's estimate of reserves added through first quarter 2005 exploration and development drilling activity;
- Approximately 70% of the acquired reserves are proved and 88% of the proved plus probable reserves are developed;
- The proved plus probable reserve life index of the acquired properties is 9.5 years, which is consistent with Shiningbank's reserve life index; and
- Shiningbank will also add approximately 265,000 net acres of undeveloped lands valued at approximately $30 million, which more than doubles Shiningbank's current undeveloped land position.

Based on a total acquisition cost of $275 million, including the assumption of a $42.0 million debt and working capital deficiency, the acquisition metrics of the transaction are as follows:

- Reserve acquisition metrics of $17.19/boe of proved plus probable reserves ($15.31/boe net of $30 million attributed to undeveloped land) and excluding estimated future development costs of $14.7 million

- Production acquisition cost of $59,780/boe/d ($52,261/boe/d net of the value of undeveloped land) and excluding estimated future development costs

- Anticipated 2005 annualized cash flow (assuming C$7.00/mcf AECO natural gas and US$45.00/bbl WTI) of $48.4 million

- Cash flow multiple of 5.7 times

Impact of the Transaction on Blizzard

Pursuant to the Plan, shareholders of Blizzard will receive cash, units of Shiningbank, shares of Exploreco and Exploreco transaction warrants, thereby allowing them to continue to participate both in the existing production base built by Blizzard and in the exploration opportunities created by that management team through an investment in Exploreco.

Blizzard believes that the transaction will enhance value for its shareholders through:

- Equity participation in one of the premier natural gas weighted trusts in the oil and gas royalty trust sector, which will allow continuing participation in the strength of natural gas prices and will deliver an attractive stream of cash distributions;

- Monetization of a portion of their investment in Blizzard at an attractive valuation;

- Participation in a high growth exploration-focused producer with a sizeable prospect inventory.

Exploreco will have approximately 400 boe/d of production primarily within the Grande Prairie area, along with over 17,000 net acres of land. In addition, Exploreco will acquire Blizzard's interest in a joint venture agreement with a major E&P company encompassing 160,000 acres in northeast British Columbia. This past winter a 40 square mile 3D seismic program was run over this area and several stratigraphic wells were drilled which confirmed a significant natural gas resource opportunity.

Based on independent reserve evaluations, Exploreco will have a net asset value of $28.8 million or $0.25/share comprised of $14.4 million for reserves, $4.3 million for undeveloped land, $2.5 million for seismic and $7.5 million for the joint venture opportunity in northeast British Columbia.

Exploreco will be managed by the current executives of Blizzard and will be led by John Rooney as President and CEO, Mike Machalski as COO and Hal Metcalfe as CFO. In addition to John Rooney, the Board of Directors will include Jim Artindale (Chairman), Larry Evans, Dave MacKenzie, George Watson, Frank Guidolin, Doug Manner and Bob Rooney. John Rooney and

the current management team of Blizzard have generated a return of over 200% to shareholders of Blizzard since inception in December, 2003.

A private placement of shares of Exploreco will be made available to the Blizzard directors and employees raising maximum proceeds of $6 million, while an additional $6 million may be raised through the exercise of Exploreco transaction warrants. Exploreco will be debt free and well positioned to aggressively pursue and expand its asset base and certain exploratory initiatives, which are currently underway.

Plan of Arrangement

An information circular detailing the Plan is anticipated to be mailed to Blizzard shareholders by the end of June. A meeting of Blizzard shareholders to consider the Plan will occur in early August. The Plan will require the approval of 66 2/3 percent of the votes cast by the shareholders, optionholders and warrantholders of Blizzard, voting as a single class, the approval of the majority of shareholders, excluding directors and officers of Blizzard and the approval of the Court of Queen's Bench of Alberta and certain regulatory agencies. In addition, Blizzard has agreed that it will not solicit or initiate discussions or negotiations with any third party for any business combination involving Blizzard. Under certain circumstances, Shiningbank and Blizzard have agreed to pay non-completion fees in the event that the transaction is not completed.

Orion Securities Inc. has advised the Board of Directors of Blizzard that it is of the opinion that the consideration to be received by Blizzard shareholders pursuant to the Plan is fair from a financial point of view to Blizzard shareholders.

Conference Call

A joint conference call is planned to discuss this transaction in more detail on Tuesday June 7 at 2:30 pm MDT (4:30pm EDT). Callers may dial 1-800-298-3006 to participate in the call. A taped recording will be available until June 14 by dialing 1-800-558-5253 and using the passcode 21248753#.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust and its units are listed on The Toronto Stock Exchange under the symbol "SHN.UN".

Blizzard Energy Inc. is an Alberta-based oil and natural gas company engaged in the exploration for and the acquisition, development and production of, oil and natural gas in the Western Canadian Sedimentary basin.

"boes" may be misleading, particularly if used in isolation. A boe conversion ratio of 6mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The contents of this release may include certain statements that may be deemed "forward-looking statements". All statements in this release that address cash flow, future production, reserve potentials or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, securities in the United States, or any province or territory of Canada, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

For further information please contact:

Shiningbank Energy Ltd.
David M. Fitzpatrick, President and C.E.O. or
Bruce K. Gibson, Vice President, Finance and C.F.O.
Telephone: (403) 268-7477
Toll Free: (866) 268-7477
Email: irinfo@Shiningbank.com
Website: www.Shiningbank.com

Blizzard Energy Inc.
John Rooney, President and C.E.O.
Hal Metcalfe, Vice-President, Finance and CFO
Telephone: (403) 662-2442
Website: www.blizzardenergy.ca

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 6th day of June, 2005,

AMONG:

SHININGBANK ENERGY INCOME FUND, a trust formed under the laws of the Province of Alberta ("**Shiningbank**")

- and -

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta ("**Shiningbank Energy**")

- and -

BLIZZARD ENERGY INC., a corporation amalgamated under the laws of the Province of Alberta ("**Blizzard**")

WHEREAS Shiningbank, Shiningbank Energy and Blizzard wish to propose an arrangement involving Blizzard and its securityholders;

AND WHEREAS the Parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta);

AND WHEREAS the Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquisition Proposal**" means any inquiry or the making of any proposal to Blizzard or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Blizzard or its shareholders of more than 20% of the securities of Blizzard (other than on exercise of currently outstanding Blizzard Options or Blizzard Warrants); (ii) any acquisition of 20% or more of the assets of Blizzard; (iii) an amalgamation, arrangement, merger, or consolidation involving Blizzard; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Blizzard or any other transaction, the consummation of which would or could reasonably be

expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party hereto under this Agreement or the Arrangement;

(c) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d) "**Applicable Laws**" means all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws;

(e) "**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(f) "**Arrangement Resolution**" means the special resolution in respect to the Arrangement and other related matters to be considered at the Blizzard Meeting;

(g) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(h) "**Blizzard Financial Statements**" means the audited financial statements of Blizzard as at and for the year ended December 31, 2004, together with the notes thereto and the report of the auditors thereon and the interim unaudited financial statements of Blizzard as at and for the three months ended March 31, 2005 together with the notes thereto;

(i) "**Blizzard Information**" means the information included in the Blizzard Information Circular describing Blizzard and its business, operations and affairs and the matters to be considered at the Blizzard Meeting;

(j) "**Blizzard Information Circular**" means the management proxy circular of Blizzard to be sent by Blizzard to the Blizzard Securityholders in connection with the Blizzard Meeting;

(k) "**Blizzard Lock-up Agreements**" means the agreements between Blizzard and the Blizzard Lock-Up Securityholders pursuant to which the Blizzard Lock-Up Securityholders have agreed to vote the Blizzard Securities beneficially owned or controlled by the Blizzard Lock-Up Securityholders in favour of the Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Blizzard Meeting.

(l) "**Blizzard Lock-up Securityholders**" means those Blizzard Securityholders that have entered into Blizzard Lock-Up Agreements with Blizzard;

(m) "**Blizzard Meeting**" means the special meeting of Blizzard Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournments thereof;

(n) "**Blizzard Optionholders**" means the holders from time to time of Blizzard Options;

(o) "**Blizzard Options**" means the outstanding stock options, whether or not vested, to acquire Blizzard Shares;

(p) "**Blizzard Securities**" means, collectively, the Blizzard Shares, the Blizzard Options and the Blizzard Warrants;

(q) "**Blizzard Securityholders**" means, collectively, the Blizzard Shareholders, the Blizzard Optionholders and Blizzard Warrantholders;

(r) "**Blizzard Shareholders**" means the holders from time to time of Blizzard Shares;

(s) "**Blizzard Shares**" means the common shares in the capital of Blizzard;

(t) "**Blizzard Series A Warrants**" means the series A performance warrants exercisable for Blizzard Shares;

(u) "**Blizzard Series B Warrants**" means the series B performance warrants exercisable for Blizzard Shares;

(v) "**Blizzard Warrants**" means the outstanding Blizzard Series A Warrants and Blizzard Series B Warrants, whether or not vested, to acquire Blizzard Shares;

(w) "**Blizzard Warrantholders**" means the holders from time to time of Blizzard Warrants;

(x) "**Business Day**" means a day other than a Saturday, Sunday or a day when banks in Calgary, Alberta are not generally open for business;

(y) "**Certificate**" means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(z) "**Closing Time**" shall be 9:00 a.m. (Calgary time) on the Effective Date;

(aa) "**Come-Along Agreement**" means the agreement between Blizzard and the company to be designated by Blizzard in accordance with the terms of this Agreement whereby such company agrees to participate in the Arrangement as ExploreCo;

(bb) "**Competition Act**" means the *Competition Act*, R.S. 1985, c. C-34, as amended;

(cc) "**Confidentiality Agreement**" means the confidentiality agreements between Shiningbank and Blizzard in respect of information relating to Shiningbank, Shiningbank Energy and Blizzard entered into in connection with the transactions contemplated herein;

(dd) "**Court**" means the Court of Queen's Bench of Alberta;

(ee) "**Effective Date**" means the date the Arrangement becomes effective under the ABCA which shall be the first business day immediately following the date of the Blizzard Meeting or such later date as may be agreed to by Blizzard and Shiningbank provided that such date shall not be before August 2, 2005;

(ff) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(gg) "**ExploreCo**" has the meaning attributed thereto in the Plan of Arrangement, as applicable;

(hh) "**ExploreCo Assets**" means the assets and liabilities identified in **Exhibit B** to this Agreement, and such additional assets and liabilities as Shiningbank and Blizzard shall agree to be transferred

by Blizzard to ExploreCo pursuant to the ExploreCo Conveyance Agreement and the Arrangement;

(ii) "**ExploreCo Common Shares**" means the common shares in the capital of ExploreCo;

(jj) "**ExploreCo Conveyance Agreement**" means the agreement to be entered into between Blizzard and ExploreCo effecting the sale of ExploreCo Assets to ExploreCo substantially in the form set out in **Exhibit B** to this Agreement;

(kk) "**ExploreCo Employees**" means those individuals who are currently employed by Blizzard;

(ll) "**ExploreCo Arrangement Warrants**" means the warrants issued to Blizzard Shareholders pursuant to the Arrangement;

(mm) "**ExploreCo Incentive Plans**" means the incentive plans for the benefit of the ExploreCo Service Providers under which the maximum number of ExploreCo Common Shares reserved for issuance shall, in the aggregate, not exceed 10% of the ExploreCo Outstanding Shares and summarized in **Exhibit C**;

(nn) "**ExploreCo Outstanding Shares**" means the number of ExploreCo Common Shares outstanding after giving effect to the Arrangement and the ExploreCo Common Shares issued on the exercise of ExploreCo Arrangement Warrants;

(oo) "**ExploreCo Private Placement**" means the proposed private placement to be completed by ExploreCo or another corporation prior to the completion of the Arrangement the terms of which shall include those set forth in **Exhibit C** to this Agreement;

(pp) "**ExploreCo Service Providers**" means the directors, officers, employees and consultants of ExploreCo;

(qq) "**ExploreSubCo**" shall have the meaning attributed thereto in the Plan of Arrangement set forth in **Exhibit A.II**;

(rr) "**ExploreSubCo Assets**" means the assets and liabilities identified in **Exhibit B** to this Agreement, and such additional assets and liabilities as Shiningbank and Blizzard shall agree to be transferred by Blizzard to ExploreSubCo pursuant to the ExploreSubCo Conveyance and the Arrangement, in the event that the Parties proceed with the Plan of Arrangement set forth in **Exhibit A.II** hereto;

(ss) "**ExploreSubCo Conveyance**" means the agreement to be entered into between Blizzard and ExploreSubCo effecting the sale of ExploreSubCo Assets to ExploreCo, in the form substantially equivalent to the ExploreCo Conveyance Agreement, in the event that the Parties proceed with the Plan of Arrangement set forth in **Exhibit A.II** hereto;

(tt) "**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of Blizzard, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(uu) "**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of Blizzard, containing declarations and directions

with respect to the Arrangement and the holding of the Blizzard Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(vv) "**Parties**" means, collectively, Shiningbank, Shiningbank Energy and Blizzard; and "**Party**" means either one of them;

(ww) "**Plan of Arrangement**" means either of the plans of arrangement, substantially in the form set out in **Exhibit A.I** and **Exhibit A.II** to this Agreement, as may be selected in accordance with this Agreement, as amended or supplemented from time to time in accordance with Article 6 thereof and Article 7 hereof;

(xx) "**Public Record**" means all information filed by either Shiningbank or Blizzard, as the case may be, after January 1, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any applicable securities laws;

(yy) "**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(zz) "**Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(aaa) "**Shiningbank**" means Shiningbank Energy Income Fund, a trust duly settled under the laws of Alberta;

(bbb) "**Shiningbank Unit**" means a trust unit of Shiningbank;

(ccc) "**Shiningbank Energy**" means Shiningbank Energy Ltd., a corporation amalgamated under the ABCA;

(ddd) "**Shiningbank Financial Statements**" means the audited consolidated financial statements of Shiningbank as at and for the year ended December 31, 2004, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of Shiningbank as at and for the three months ended March 31, 2005 together with the notes thereto;

(eee) "**Shiningbank Information**" means the information included in the Blizzard Information Circular describing Shiningbank and its business, operations and affairs;

(fff) "**Subsidiary**" has the meaning ascribed thereto in the ABCA (and shall include all trusts or partnerships directly or indirectly owned by Shiningbank or Blizzard, as the case may be);

(ggg) "**Superior Proposal**" has the meaning set forth in Section 3.4(b)(vi)(A);

(hhh) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, all as amended from time to time;

(iii) "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll

and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Shiningbank or Blizzard (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(jjj) "**Trust Indenture**" means the trust indenture of Shiningbank, as amended; and

(kkk) "**TSX**" means the Toronto Stock Exchange.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement, the Confidentiality Agreement and the Blizzard Lock-Up Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. To the extent there is any inconsistency between this Agreement and the Confidentiality Agreement, this Agreement shall supercede the Confidentiality Agreement.

1.6 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all

determinations of an accounting nature are required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

1.8 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of Shiningbank and Shiningbank Energy, include disclosure to Shiningbank, Shiningbank Energy or their representatives, or in the case of Blizzard, include disclosure to Blizzard or its representatives.

1.9 Exhibits

The following exhibits attached hereto are incorporated into and form an integral part of this Agreement:

A.I – Plan of Arrangement (Form I)
A.II – Plan of Arrangement (Form II)
B – Form of ExploreCo Conveyance Agreement
C – Terms of ExploreCo Private Placement and ExploreCo Incentive Plans

ARTICLE 2
THE ARRANGEMENT

2.1 Plan of Arrangement

Blizzard will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Blizzard Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution. Provided all necessary approvals for the Arrangement Resolution are obtained from the Blizzard Securityholders, Blizzard shall submit the Arrangement to the Court and apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, Blizzard shall forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality.

2.2 Interim Order

The Interim Order shall provide that:

(a) the securities of Blizzard for which holders shall be entitled to vote on the Arrangement Resolution shall be the Blizzard Shares, the Blizzard Options and Blizzard Warrants;

(b) the Blizzard Shareholders, the Blizzard Optionholders and the Blizzard Warrantholders shall be entitled to vote on the Arrangement Resolution together as a single class, and not as separate classes, with each Blizzard Shareholder being entitled to one vote for each Blizzard Share held by such holder, each Blizzard Optionholder being entitled to one vote for each Blizzard Share issuable pursuant to the Blizzard Options held by such holder and each Blizzard Warrantholder being entitled to one vote for each Blizzard Share issuable pursuant to the Blizzard Warrants held by such holder; and

(c) the requisite majority for the approval of the Arrangement Resolution shall be: (i) 66 2/3% of the votes cast by the Blizzard Securityholders present in person or by proxy at the Blizzard Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the Blizzard Shareholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or similar rules in Quebec (Q-27).

2.3 Information Circulars and Meetings

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and applicable corporate and securities laws:

(a) Shiningbank and Shiningbank Energy shall prepare the Shiningbank Information for inclusion in the Blizzard Information Circular; and

(b) Blizzard shall:

  (i) prepare the Blizzard Information Circular and cause such circular to be mailed to the Blizzard Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

  (ii) convene the Blizzard Meeting.

2.4 Effective Time

The Arrangement shall become effective at the Effective Time.

2.5 ExploreCo

Prior to the mailing of the Blizzard Information Circular, Blizzard shall, in its discretion:

(a) pursuant to the Plan of Arrangement substantially in the form set forth as **Exhibit A.I** hereto, cause a new corporation to be incorporated under the ABCA for the purposes of acquiring the ExploreCo Assets; or

(b) in its sole discretion, choose the Plan of Arrangement substantially in the form set forth as **Exhibit A.II** hereto and designate a company to acquire the ExploreSubCo Assets;

provided that, in the event that Blizzard chooses the alternative set forth in (b) above, Blizzard shall provide notice of such election to Shiningbank and Shiningbank Energy not later than 96 hours prior to mailing of the Blizzard Information Circular along with reasonable details in respect of the company to participate in the Come-Along Agreement. In such event, Blizzard shall further provide Shiningbank and Shiningbank Energy the opportunity to comment on the terms of the Come-Along Agreement and the company so designated for a period of time equal to one-half of the time remaining from the time that Blizzard provides notice of the election in accordance with the terms of this Section 2.5 to the date of mailing of the Blizzard Information Circular, such comments to be given serious consideration by Blizzard.

Subsequent to the mailing of the Blizzard Information Circular and at any time prior to the Effective Time, Blizzard may, at its sole discretion, elect to proceed with the company described in

section 1.1(cc)(ii) in **Exhibit A.II**. hereto and shall provide the required information for such election in the Blizzard Information Circular.

2.6 ExploreCo Employees

ExploreCo shall make offers of employment to the ExploreCo Employees effective at the Effective Time. All such offers shall be conditional upon each such employee executing releases, in a form satisfactory to Shiningbank and Shiningbank Energy, releasing Blizzard from all obligations to such employees whatsoever, other than: (a) Blizzard's obligations under written change of control agreements previously disclosed in writing to Shiningbank and Shiningbank Energy; (b) Blizzard's obligations under retention arrangements or bonuses included in the amount specified in Section 3.2(e); (c) any right of indemnity under Blizzard's by-laws or indemnity agreements previously disclosed in writing to Shiningbank and Shiningbank Energy; and (d) any right for directors and officers insurance currently in place or put in place pursuant to Section 5.1(g).

2.7 ExploreCo Private Placement and ExploreCo Incentive Plans

(a) Subject to receipt of all necessary approvals, prior to the completion of the Arrangement, ExploreCo (or another newly incorporated company which shall become a subsidiary of ExploreCo pursuant to the Arrangement) may complete the ExploreCo Private Placement.

(b) Subject to the terms of this Agreement and to receipt of all necessary approvals, ExploreCo may adopt the ExploreCo Incentive Plans.

2.8 Blizzard Shareholder Tax Election Forms

Shiningbank agrees to cause Blizzard or its successor to execute tax election forms T2057 or T2058 in respect of the Arrangement for Blizzard Shareholders provided that:

(a) such Blizzard Shareholder notifies Blizzard at least five business days prior to the Effective Date that such Blizzard Shareholder wishes to file a T2057 or T2058 in respect of the Arrangement;

(b) such forms are properly prepared and have all applicable sections of the applicable election forms duly and properly filled out;

(c) such forms are hand delivered, couriered or sent via registered mail to Blizzard's registered office on or before the Effective Date; and

(d) each such Blizzard Shareholder has signed a release in form satisfactory to Shiningbank Energy, acting reasonably, regarding the tax consequences of such election and has provided Blizzard such release by hand delivery, courier or registered mail at Blizzard's registered office on or prior to the Effective Date.

2.9 Completion of Transactions

Blizzard shall cause ExploreCo to complete the transactions contemplated herein and in the Plan of Arrangement or shall negotiate covenants from ExploreCo in the Come Along Agreement to complete the transactions contemplated herein and in the Plan of Arrangement.

ARTICLE 3
COVENANTS

3.1 Covenants of Shiningbank and Shiningbank Energy

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Blizzard (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Shiningbank shall keep Blizzard apprised of all material developments relating to the ongoing business and affairs of Shiningbank and its subsidiaries;

(b) Shiningbank shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents (including the Trust Indenture) in a manner materially adverse to the consideration to be received by Blizzard Securityholders; (ii) declare, set aside or pay any distribution or payment (whether in cash, shares or property) in respect of its outstanding Shiningbank Units except in an amount not greater than in accordance with Shiningbank current distribution policy; (iii) split, combine or reclassify any of its Shiningbank Units unless the Arrangement is amended upon the same terms and conditions; (iv) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Shiningbank; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Shiningbank and Shiningbank Energy shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(d) Shiningbank and Shiningbank Energy shall promptly notify Blizzard in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Shiningbank or Shiningbank Energy threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Shiningbank or of any change in any representation or warranty provided by Shiningbank or Shiningbank Energy in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Shiningbank and Shiningbank Energy shall in good faith discuss with Blizzard any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Shiningbank or Shiningbank Energy threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Blizzard pursuant to this provision;

(e) Shiningbank and Shiningbank Energy shall use their reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Shiningbank or Shiningbank Energy;

(f) Shiningbank and Shiningbank Energy will ensure that the Shiningbank Information provides Blizzard Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and shall include, without limitation, any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws;

(g) Shiningbank and Shiningbank Energy will assist Blizzard in the preparation of the Blizzard Information Circular and provide to Blizzard, in a timely and expeditious manner, all information as may be reasonably requested by Blizzard with respect to Shiningbank and Shiningbank Energy for inclusion in the Blizzard Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(h) Shiningbank and Shiningbank Energy shall indemnify and save harmless Blizzard and the directors, officers and agents of Blizzard from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Blizzard, or any director, officer or agent thereof, may be subject or which Blizzard, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

  (i) any misrepresentation or alleged misrepresentation in the Shiningbank Information or in any material filed by or on behalf of Shiningbank or Shiningbank Energy in compliance or intended compliance with any Applicable Laws;

  (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Shiningbank Information or in any material filed by or on behalf of Shiningbank or Shiningbank Energy in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the Shiningbank Units; and

  (iii) Shiningbank or Shiningbank Energy not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Shiningbank and Shiningbank Energy shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Blizzard Information included in the Shiningbank Information or the negligence of Blizzard;

(i) except for non-substantive communications, Shiningbank and Shiningbank Energy will furnish promptly to Blizzard or Blizzard's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Shiningbank or Shiningbank Energy in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws; and (iii) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(j) Shiningbank and Shiningbank Energy will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of Shiningbank in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(k) subject to the specific provisions of this Agreement, Shiningbank and Shiningbank Energy shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement; and

(l) Shiningbank will take all necessary steps to maintain its status as a "mutual fund trust" for the purposes of Section 132 of the Tax Act.

(m) Shiningbank and Shiningbank Energy shall not issue, agree to issue or announce intentions to issue additional Shiningbank Units at a price less than the ascribed price per unit offered to Blizzard Securityholders pursuant to the Arrangement other than pursuant to existing commitments disclosed in the Public Record of Shiningbank, pursuant to the distribution reinvestment plan of Shiningbank or pursuant to the trust unit rights incentive plan of Shiningbank.

3.2 Covenants of Blizzard

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Shiningbank and Shiningbank Energy (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Blizzard's business shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), Blizzard shall consult with Shiningbank and Shiningbank Energy in respect of the ongoing business and affairs of Blizzard and keep Shiningbank and Shiningbank Energy apprised of all material developments relating thereto and Blizzard shall carry out its transitional capital spending program as set forth in its May 26, 2005 capital budget, a copy of which has been provided to Shiningbank and Shiningbank Energy, in a diligent and timely manner consistent with past practices;

(b) Blizzard shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on exercise of currently outstanding Blizzard Options and Blizzard Warrants), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Blizzard, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Blizzard; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, except as permitted pursuant to the terms thereof or as permitted in accordance with the terms hereunder; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Blizzard; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Blizzard will not, directly or indirectly, do any of the following other than pursuant to transactions contemplated herein or pursuant to commitments entered into prior to the date of this Agreement and disclosed to Shiningbank and Shiningbank Energy in writing or otherwise without the prior consent of Shiningbank and Shiningbank Energy, such consent not to be unreasonably withheld: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for a consideration in excess of $25,000 individually or $100,000 in the aggregate; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $25,000 individually or $100,000 in the aggregate ($nil in respect of the ExploreCo Assets and the ExploreSubCo Assets, as applicable) excluding expenditures specified in Blizzard's May 26, 2005 budget as disclosed to Shiningbank and Shiningbank Energy which for greater certainty, shall not be subject to the foregoing covenant set forth in this Section 3.2(c); (iii) reorganize, amalgamate, merge or otherwise continue Blizzard with any other person, corporation, partnership or other business organization whatsoever; (iv) acquire (by merger,

amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $25,000 individually or $100,000 in the aggregate ($nil in respect of the ExploreCo Assets and the ExploreSubCo Assets, as applicable); (v) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business or otherwise in excess of $25,000 individually or $100,000 in the aggregate($nil in respect of the ExploreCo Assets and the ExploreSubCo Assets, as applicable); (vi) pay, discharge or satisfy any material claims, liabilities or obligations other than as disclosed in writing to Shiningbank and Shiningbank Energy prior to the entering into of this Agreement or reflected or reserved against in the Blizzard Financial Statements or otherwise in the ordinary course of business; (vii) enter into any hedges, swaps or other financial instruments or like transactions; (viii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (ix) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; (x) terminate the employment of any employee; or (xi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing, provided that, notwithstanding the foregoing, Blizzard shall not be restricted from any such activities in an emergency situation involving health, safety or the environment and, in such circumstances, Blizzard shall provide notice to Shiningbank Energy of such activities as soon as reasonably practical;

(d) Blizzard shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement or arrangements for the benefit of employees, except as is necessary (i) to comply with the law or with respect to existing provisions or payment accruals of any such plans, programs, arrangements or agreements; (ii) to accelerate vesting of Blizzard Options and Blizzard Warrants; or (iii) to accelerate release from trust of the founders' shares as described in the Blizzard Financial Statements;

(e) Blizzard shall not grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of Blizzard Options and Blizzard Warrants or to accelerate release from trust of the founders' shares as described in the Blizzard Financial Statements) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to provisions or payment accruals of any such plans, programs, arrangements or agreements or to accelerate vesting of Blizzard Options and Blizzard Warrants or to accelerate release from trust of the founders' shares as described in the Blizzard Financial Statements, which exceptions shall not exceed $2 million in the aggregate;

(f) Blizzard shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies

underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) except to permit the early vesting of all Blizzard Options and Blizzard Warrants, no amendments shall be made to outstanding Blizzard Options and Blizzard Warrants without the prior written consent of Shiningbank and Shiningbank Energy;

(h) Blizzard shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(i) Blizzard shall promptly notify Shiningbank and Shiningbank Energy in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Blizzard threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Blizzard or of any change in any representation or warranty provided by Blizzard in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and Blizzard shall in good faith discuss with Shiningbank and Shiningbank Energy any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Blizzard threatened) which is of such a nature that there may be a reasonable question as to whether notice need be given to Shiningbank and Shiningbank Energy pursuant to this provision;

(j) Blizzard shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k) Blizzard shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Shiningbank and Shiningbank Energy on or prior to the Effective Date;

(l) Blizzard shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Blizzard;

(m) Blizzard shall provide notice to Shiningbank and Shiningbank Energy of the Blizzard Meeting and allow Shiningbank's and Shiningbank Energy's representatives to attend such meeting;

(n) Blizzard will ensure that the Blizzard Information Circular provides Blizzard Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Shiningbank Information in the Blizzard Information Circular in the form approved by Shiningbank and Shiningbank Energy and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; and (ii) the unanimous determination of the members of the board of directors of Blizzard that the Arrangement is fair from a financial point of view to Blizzard Securityholders, is in the best interests of Blizzard and Blizzard Securityholders, and include the unanimous recommendation of the members of the board of directors of Blizzard that the Blizzard Securityholders vote in favour of the Arrangement

Resolution, provided that, notwithstanding the covenants of Blizzard in this subsection, prior to the completion of the Arrangement, the board of directors of Blizzard may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the board of directors of Blizzard and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 6.1;

(o) Blizzard shall indemnify and save harmless Shiningbank and Shiningbank Energy and the directors, officers and agents of Shiningbank Energy from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Shiningbank or Shiningbank Energy, or any director, officer or agent thereof, may be subject or which Shiningbank or Shiningbank Energy, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Blizzard Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Blizzard Information Circular or in any material filed by or on behalf of Blizzard in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the Blizzard Shares; and

(iii) Blizzard not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Blizzard shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Shiningbank Information included in the Blizzard Information Circular or the negligence of Shiningbank or Shiningbank Energy;

(p) except for proxies and other non-substantive communications with securityholders, Blizzard will furnish promptly to Shiningbank, Shiningbank Energy or Shiningbank's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Blizzard from securityholders or regulatory agencies in connection with: (i) the Arrangement; (ii) the Blizzard Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(q) Blizzard shall solicit proxies to be voted at the Blizzard Meeting in favour of matters to be considered at the Blizzard Meeting, including the Arrangement Resolution;

(r) Blizzard shall conduct the Blizzard Meeting in accordance with the by-laws of Blizzard and any instrument governing the Blizzard Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by law;

(s) Blizzard will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of Blizzard in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(t) in the event that dissent rights are given to Blizzard Securityholders under the terms of the Interim Order, Blizzard shall promptly advise Shiningbank and Shiningbank Energy of the number of Blizzard Securities for which Blizzard receives notices of dissent or written objections to the Arrangement and provide Shiningbank with copies of such notices and written objections; and

(u) subject to the specific provisions of this Agreement, Blizzard shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.3 Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Shiningbank, Shiningbank Energy and Blizzard will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement, and each of Shiningbank, Shiningbank Energy and Blizzard will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between representatives of Shiningbank, Shiningbank Energy and Blizzard, subject in all cases to the Confidentiality Agreement.

3.4 Blizzard's Covenants Regarding Non-Solicitation

(a) Blizzard shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties which have entered into a confidentiality agreement with such party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Blizzard shall not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "**standstill provisions**" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal,

provided, however, that notwithstanding any other provision hereof, Blizzard and its officers, directors and advisers may:

(v) enter into or participate in discussions or negotiations regarding ExploreCo or the ExploreCo Assets or ExploreSubCo Assets, as applicable provided that no binding agreement regarding ExploreCo or the ExploreCo Assets or ExploreSubCo Assets, as applicable, is entered into until after the Effective Date;

(vi) enter into or participate in any negotiations or initiate any discussion with a third party which (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Blizzard or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Shiningbank and Shiningbank Energy as set out below), may furnish to such third party information concerning Blizzard and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the board of directors of Blizzard determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of Blizzard as compared to the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Blizzard, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Blizzard provides prompt notice to Shiningbank and Shiningbank Energy to the effect that it is furnishing information to or entering into or participating in discussions or

negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Shiningbank or Shiningbank Energy, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, Blizzard shall notify Shiningbank and Shiningbank Energy orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a summary of the details of such proposal (and any amendments or supplements thereto), the identity of the person making it (unless the Superior Proposal is an all cash offer), if not previously provided to Shiningbank or Shiningbank Energy, copies of all information provided to such party and all other information reasonably requested by Shiningbank or Shiningbank Energy), within 24 hours of the receipt thereof, shall keep Shiningbank and Shiningbank Energy informed of the status and details of any such inquiry, offer or proposal and answer Shiningbank and Shiningbank Energy's questions with respect thereto;

(vii) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(viii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement and after receiving the advice of financial advisors and outside counsel as reflected in minutes of the board of directors of Blizzard, that the taking of such action is necessary for the board of directors in discharging its fiduciary duties under Applicable Laws and Blizzard complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 8.1(d) and concurrently therewith pays the amount required by Section 6.1.

(c) If Blizzard receives a Superior Proposal it shall give Shiningbank and Shiningbank Energy, orally and in writing, at least two Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal.

(d) Each Party agrees that all information that may be provided to Shiningbank or Shiningbank Energy by Blizzard with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "**Evaluation Material**" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Shiningbank and Shiningbank Energy shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives, and Blizzard shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5 Access to Information

Subject to the Confidentiality Agreement and applicable law, upon reasonable notice, each Party shall (and shall cause each of its subsidiaries to) afford the other Party's officers, employees, counsel, accountants and other authorized representatives and advisers access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and shall (and shall cause each of its subsidiaries to) furnish promptly to the other Party all information concerning its business, properties and personnel as the other Party may reasonably request.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Shiningbank and Shiningbank Energy

Shiningbank and Shiningbank Energy hereby make the representations and warranties set forth in this Section 4.1 to and in favour of Blizzard and acknowledges that Blizzard is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Shiningbank is a trust duly created and subsisting under the laws of the Province of Alberta and each of Shiningbank Energy and Shiningbank's other subsidiaries is a corporation duly incorporated or amalgamated or a partnership or trust duly created and validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or creation and has the requisite corporate power and authority to carry on its business as it is now being conducted. Shiningbank and each of its subsidiaries, including Shiningbank Energy, is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Shiningbank and its subsidiaries taken as a whole.

(b) Shiningbank and Shiningbank Energy have the requisite trust and corporate power and authority to enter into this Agreement and to carry out their obligations hereunder. The execution and delivery of this Agreement and the consummation by Shiningbank and Shiningbank Energy of the transactions contemplated hereby have been duly authorized by Shiningbank's board of directors and no other trust or corporate proceedings on the part of Shiningbank or Shiningbank Energy are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Shiningbank and Shiningbank Energy and constitutes a legal, valid and binding obligation of Shiningbank and Shiningbank Energy enforceable against Shiningbank and Shiningbank Energy in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Neither the execution and delivery of this Agreement by Shiningbank and Shiningbank Energy, the consummation by Shiningbank and Shiningbank Energy of the transactions contemplated hereby nor compliance by Shiningbank and Shiningbank Energy with any of the provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Shiningbank or any of its subsidiaries under, any of the terms, conditions or provisions of (A) the trust indenture of Shiningbank or the articles or bylaws or other

constating documents of Shiningbank Energy or any of their subsidiaries, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Shiningbank or Shiningbank Energy is a party or to which it, or its properties or assets, may be subject or by which Shiningbank, Shiningbank Energy or any of their subsidiaries is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Shiningbank, Shiningbank Energy or any of their subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Shiningbank and its subsidiaries taken as a whole, or on the ability of Shiningbank, Shiningbank Energy or any of their subsidiaries to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of Shiningbank, Shiningbank Energy and their subsidiaries taken as a whole.

(d) Other than in connection with or in compliance with the provisions of Applicable Laws:

(i) there is no legal impediment to Shiningbank's or Shiningbank Energy's consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Shiningbank or Shiningbank Energy in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Shiningbank or Shiningbank Energy to consummate the transactions contemplated hereby.

(e) Shiningbank is authorized to issue a maximum of 300,000,000 Shiningbank Units, of which as at June 3, 2005, Shiningbank has issued and outstanding: (i) 54,468,100 Shiningbank Units; and (ii) rights to acquire 1,962,734 Shiningbank Units pursuant to the trust unit rights incentive plan of Shiningbank. Shiningbank Holdings Corporation, a wholly-owned subsidiary of Shiningbank, owns all of the issued and outstanding shares of Shiningbank Energy and as at June 3, 2005, has 617,096 issued and outstanding exchangeable shares, exchangeable into Shiningbank Units. Except as aforesaid, there are no outstanding trust units of Shiningbank or shares of Shiningbank Energy or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any trust units of Shiningbank or shares of Shiningbank Energy or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Shiningbank of any trust units of Shiningbank or by Shiningbank or Shiningbank Energy of any shares of Shiningbank or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any trust units of Shiningbank or shares of Shiningbank Energy. All outstanding Shiningbank Units have been duly authorized and validly issued pursuant to the Trust Indenture and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all Shiningbank Units issuable upon exercise or conversion of outstanding rights to purchase Shiningbank Units in accordance with their respective terms, will be duly authorized and validly issued pursuant to the Trust Indenture and will not be subject to any pre-emptive rights.

(f) Since the date of the Shiningbank Financial Statements, except as disclosed in the Public Record:

(i) there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to Shiningbank and its subsidiaries on a consolidated basis) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Shiningbank and its subsidiaries on a consolidated basis;

(ii) each of Shiningbank and its subsidiaries has conducted its business only in the ordinary and normal course; and

(iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Shiningbank or any of its subsidiaries has been incurred other than in the ordinary and normal course of business.

(g) The data and information in respect of Shiningbank, Shiningbank Energy and their assets, reserves, liabilities, business and operations provided by Shiningbank, Shiningbank Energy or their advisors to Blizzard or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Shiningbank and Shiningbank Energy have no knowledge of any material adverse change to the oil and gas reserves of Shiningbank or Shiningbank Energy from that disclosed in such data and information.

(h) The information and statements set forth in the Public Record as at the date hereof, as relates to Shiningbank, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Shiningbank which is not disclosed in the Public Record, and Shiningbank has not filed any confidential material change reports which continue to be confidential.

(i) Except as disclosed in the Public Record or as otherwise disclosed in writing to Blizzard by Shiningbank or Shiningbank Energy prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against Shiningbank or Shiningbank Energy which, if determined adversely to Shiningbank, take as a whole, would have a material adverse effect on the assets, liabilities, business or operations of Shiningbank, taken as a whole, or on the ability of Shiningbank and Shiningbank Energy to consummate the transactions contemplated hereby.

(j) The Shiningbank Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Shiningbank and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of Shiningbank and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Shiningbank and its subsidiaries on a consolidated basis as at the dates thereof.

(k) Neither Shiningbank nor Shiningbank Energy has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and Shiningbank and its subsidiaries holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations. The assets of Shiningbank, taken as a whole, are

operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l) No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Shiningbank, no such proceeding is, to the knowledge of Shiningbank or Shiningbank Energy, pending, contemplated or threatened and Shiningbank is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to Shiningbank or its securities.

(m) The board of directors of Shiningbank has unanimously approved this Agreement.

(n) Based on prevailing and anticipated commodity prices and industry and general economic conditions, as of the date hereof, Shiningbank has no current intention to vary its monthly distribution rate for the remainder of 2005.

(o) The entering into of this Agreement and the consummation of the Arrangement will not trigger any rights to acquire trust units of Shiningbank under the Shiningbank unitholder rights plan or other securities of Shiningbank or rights, entitlements or privileges in favour of any person or, if the unitholder rights plan is triggered, the Board of Shiningbank Energy has waived the application of the plan under the existing provisions of the plan.

(p) Shiningbank directly or indirectly beneficially owns all of the outstanding shares and other securities or interests of each of its subsidiaries (other than exchangeable shares referred to in Section 4.1(e)) and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary.

(q) The trust and corporate records and minute books, books of account and other records of Shiningbank and each of its subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(r) Shiningbank is a "reporting issuer" or equivalent in each province of Canada and the outstanding Shiningbank Units are listed and posted for trading on the TSX.

(s) Computershare Trust Company of Canada, at its principal office in Toronto and Calgary is the duly appointed registrar and transfer agent of Shiningbank with respect to the Shiningbank Units.

(t) All Returns required to be filed have been duly filed on a timely basis and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis. Except for matters disclosed in the Shiningbank Financial Statements or otherwise disclosed to Blizzard that may give rise to the filing of amended Returns, the filed Returns are true, complete and correct in all material respects, and no other Taxes are payable by Shiningbank, Shiningbank Energy or any of their subsidiaries with respect to items or periods covered by such Returns.

(u) Except with respect to matters disclosed to Blizzard prior to the date hereof, Shiningbank has paid or provided adequate accruals in its financial statements as at and for the year ended December

31, 2004 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

(v) No material deficiencies exist or have been asserted with respect to Taxes. Neither Shiningbank nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Shiningbank or any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to Blizzard prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Shiningbank or any of its subsidiaries. Shiningbank and its subsidiaries have withheld any Taxes required to be withheld by the Applicable Laws and the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable governmental authority.

(w) No director, officer, insider or other non-arm's length party to Shiningbank or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Shiningbank or any of its subsidiaries that will be effective after the Effective Date.

(x) Except as disclosed in the Public Record, no director, officer, insider or other non-arm's length party is indebted to Shiningbank or any of its subsidiaries.

(y) Shiningbank and Shiningbank Energy have provided to Blizzard copies of all management recommendation letters relating to Shiningbank and Shiningbank Energy or any of its subsidiaries received from Shiningbank and Shiningbank Energy's current auditor or any previous auditor during the two years prior to the date hereof.

(z) Acquiring the Blizzard Shares with Shiningbank's existing outstanding bank facilities will not create an event of acceleration or default under any of the Shiningbank bank facilities or Shiningbank has or will have sufficient available lines of credit, bank facilities or other financing arrangements confirmed to the satisfaction of Blizzard, acting reasonably, to pay the cash consideration to be delivered to Blizzard Securityholders under the Arrangement and to pay out the Blizzard bank facilities, debt and working capital deficiency on the Effective Date.

(aa) To the knowledge of Shiningbank, Shiningbank has not exceeded the 49% non-resident ownership threshold in the Trust Indenture with respect to the Shiningbank Units.

(bb) Shiningbank is a "mutual fund trust" for the purposes of Section 132 of the Tax Act and has no reason to believe that its status as a "mutual fund trust" will be challenged by the governmental authorities.

(cc) To the knowledge of Shiningbank and Shiningbank Energy, Shiningbank and Shiningbank Energy have not withheld from Blizzard any material information or documents concerning Shiningbank or any of its subsidiaries or their respective assets or liabilities during the course of Blizzard's review of Shiningbank, Shiningbank Energy and their assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Blizzard by Shiningbank and Shiningbank Energy pursuant hereto contains or will contain an untrue statement of a material fact which is necessary to make the statements herein or therein not misleading.

4.2 Representations and Warranties of Blizzard

Blizzard hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of Shiningbank and Shiningbank Energy and acknowledges that Shiningbank and Shiningbank Energy are relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Blizzard is a corporation duly amalgamated under the laws of the Province of Alberta and has the requisite corporate power and authority to carry on its business as it is now being conducted. Blizzard is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Blizzard.

(b) Blizzard has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Blizzard of the transactions contemplated hereby have been duly authorized by Blizzard's board of directors and, subject to obtaining shareholder approval, no other corporate proceedings on the part of Blizzard are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Blizzard and constitutes a legal, valid and binding obligation of Blizzard enforceable against Blizzard in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Neither the execution and delivery of this Agreement by Blizzard, the consummation by Blizzard of the transactions contemplated hereby nor compliance by Blizzard with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Blizzard under, any of the terms, conditions or provisions of (A) the articles, bylaws or other constating documents of Blizzard, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Blizzard is a party or to which it, or its properties or assets, may be subject or by which Blizzard is bound (subject to obtaining the consent of Blizzard's bankers, the consent of Blizzard's landlord under its office lease and, if applicable, the farmor with respect to the Farmout Agreement described in the ExploreCo Conveyance Agreement or ExploreSubCo Conveyance, as applicable); or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Blizzard (except for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Blizzard or on the ability of Blizzard to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of Blizzard.

(d) Other than in connection with or in compliance with the provisions of Applicable Laws:

(i) there is no legal impediment to Blizzard's consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Blizzard in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Blizzard to consummate the transactions contemplated hereby.

(e) Blizzard is authorized to issue an unlimited number of Blizzard Shares, and unlimited number of class A common shares and an unlimited number of preferred shares of which, as at June 3, 2005, Blizzard has issued and outstanding 108,774,500 Blizzard Shares and no Class A common shares or preferred shares and, in addition, as at June 3, 2005 Blizzard has issued and outstanding 4,572,000 Blizzard Options to acquire 4,572,000 Blizzard Shares and Blizzard Warrants entitling the holders thereof to acquire 396,000 Blizzard Shares. Except as aforesaid, there are no outstanding shares of Blizzard or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any shares of Blizzard or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Blizzard of any shares of Blizzard (including Blizzard Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Blizzard. All outstanding Blizzard Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all Blizzard Shares issuable upon exercise or conversion of outstanding Blizzard Options in accordance with their respective terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) Since the date of the Blizzard Financial Statements, except as disclosed in the Public Record:

(i) there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to Blizzard) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Blizzard and its subsidiaries on a consolidated basis;

(ii) Blizzard has conducted its business only in the ordinary and normal course; and

(iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Blizzard has been incurred other than in the ordinary and normal course of business or as disclosed to Shiningbank in writing prior to the execution of this Agreement.

(g) The data and information in respect of Blizzard and its assets, reserves, liabilities, business and operations provided by Blizzard or its advisors to Shiningbank, Shiningbank Energy or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Blizzard has no knowledge of any material adverse change to the oil and gas reserves of Blizzard from that disclosed in such data and information.

(h) The information and statements set forth in the Public Record as at the date hereof, as relates to Blizzard, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Blizzard which is not disclosed in the Public Record, and Blizzard has not filed any confidential material change reports which continue to be confidential.

(i) Except as disclosed in the Public Record or as otherwise disclosed in writing to Shiningbank by Blizzard prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against Blizzard which, if determined adversely to Blizzard, would have a material adverse effect on the assets, liabilities, business or operations of Blizzard, or on the ability of Blizzard to consummate the transactions contemplated hereby.

(j) The Blizzard Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Blizzard at the dates thereof and the results of the operations of Blizzard for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Blizzard as at the dates thereof.

(k) Blizzard has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and Blizzard holds all permits, licenses and other authorizations which are required under federal, provincial or local laws to be held by it relating to its assets, business or operations. The assets of Blizzard operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l) No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Blizzard, no such proceeding is, to the knowledge of Blizzard, pending, contemplated or threatened and Blizzard is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to Blizzard or its securities.

(m) There are no payments to directors, officers and employees of Blizzard prior to the Effective Date under all contract settlements, bonus plans, retention arrangements, change of control agreements and severance obligations (whether resulting from termination or alteration of duties) other than the amounts payable pursuant to payments referenced in Section 3.2(e);

(n) Blizzard has retained certain financial, legal and accounting advisors, brokers or consultants regarding this Agreement and the transactions referred to herein and fees to be paid to such advisors, brokers or consultants on account of this Agreement or the Arrangement and any transaction contemplated hereby or any transaction presently ongoing will not exceed $3 million;

(o) The board of directors of Blizzard has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Blizzard and the Blizzard Securityholders has unanimously determined that the Arrangement is fair, from a financial point of view, to Blizzard Securityholders and has resolved to unanimously recommend approval of the Arrangement by Blizzard Securityholders.

(p) Blizzard is not a party to and, prior to the Effective Date, Blizzard will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Blizzard Shares or other securities of Blizzard or rights, entitlements

or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(q) Other than the Blizzard Lock-up Agreements, none of the Blizzard Securities are the subject of any voting trust or other similar agreement.

(r) Blizzard does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of Blizzard that have not yet been fully expended and renounced and reflected in the Blizzard Financial Statements, other than as disclosed in writing to Shiningbank and Shiningbank Energy prior to the date hereof.

(s) During the fiscal year ended December 31, 2004, Blizzard did not hold assets in the United States having an aggregate total value of US$25 million or more and did not have aggregate sales in or into the United States of US$25 million or more.

(t) There is not (or are not):

(i) any order or directive from any regulatory authority which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures;

(ii) any demand or notice from any regulatory authority with respect to the material breach of any environmental, health or safety law applicable to Blizzard including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants; or

(iii) any spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Blizzard or in which it has an interest or over which it has control, except for any such spills, releases, deposits or discharges which, in aggregate, would not have a material adverse effect on the financial condition, business, operations, assets, affairs or prospects of Blizzard.

(u) Blizzard does not have any subsidiaries.

(v) The corporate records and minute books, books of account and other records of Blizzard (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(w) Blizzard is a "reporting issuer" or equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the outstanding Blizzard Shares are listed and posted for trading on the TSX.

(x) Valiant Trust Company at its principal office in Calgary, Alberta, and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario, is the duly appointed registrar and transfer agent of Blizzard with respect to the Blizzard Shares;

(y) All Returns required to be filed have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or

on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Blizzard with respect to items or periods covered by such Returns, other than disclosed to or known by Shiningbank prior to the date hereof.

(z) Blizzard has paid or provided adequate accruals in its Blizzard Financial Statements for the year ended dated December 31, 2004 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada, other than disclosed to or known by Shiningbank prior to the date hereof.

(aa) No material deficiencies exist or have been asserted with respect to Taxes. Blizzard is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Blizzard or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to Shiningbank prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Blizzard. Blizzard has withheld any Taxes required to be withheld by the Applicable Laws and the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable governmental authority.

(bb) No director, officer, insider or other non-arm's length party to Blizzard (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Blizzard that will be effective after the Effective Date.

(cc) No director, officer, insider or other non-arm's length party of Blizzard is indebted to Blizzard.

(dd) Except for indemnity agreements with its directors and officers, Blizzard is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

(ee) The policies of insurance in force at the date hereof naming Blizzard as an insured and as disclosed to Shiningbank and Shiningbank Energy prior to the date hereof to the knowledge of Blizzard, remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

(ff) Blizzard is not in default under its existing bank facility and, to Blizzard's knowledge, its banker is not contemplating any reduction in Blizzard's borrowing base, prior to giving effect to this transaction.

(gg) Blizzard has provided to Shiningbank and Shiningbank Energy copies of all management recommendation letters relating to Blizzard received from Blizzard's current auditor or any previous auditor during the two years prior to the date hereof.

(hh) To the knowledge of Blizzard, Blizzard has not withheld from Shiningbank or Shiningbank Energy any material information or documents concerning Blizzard or its assets or liabilities during the course of Shiningbank's and Shiningbank Energy's review of Blizzard and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Shiningbank or Shiningbank Energy by

Blizzard pursuant hereto contains or will contain any untrue statement or a material fact which is necessary in order to make the statements herein or therein not misleading.

(ii) To the best of Blizzard's knowledge, immediately following the Effective Time, Blizzard will have tax pools of $130 million.

(jj) Blizzard had $52.8 million of debt and working capital as at April 30, 2005, subject to adjustments, that arise due to actual financial results differing from accruals.

4.3 Privacy Issues

(a) For the purposes of this Section 4.3, the following definitions shall apply:

(i) "**applicable law**" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii) "**applicable privacy laws**" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta);

(iii) "**authorized authority**" means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event; and

(iv) "**Personal Information**" means information about an individual.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of the Disclosed Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Personal Information acquired by such Party in connection with this Agreement and will return to the first Party or, at such Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to July 15, 2005, the Interim Order shall have been granted in form and substance satisfactory to each of Shiningbank, Shiningbank Energy and Blizzard, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Shiningbank, Shiningbank Energy and Blizzard, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the holders of Blizzard Securities, on or prior to August 15, 2005 in accordance with the Interim Order and in form and substance satisfactory to each of Shiningbank, Shiningbank Energy and Blizzard, acting reasonably;

(c) in the event that dissent rights are given to Blizzard Securityholders under the terms of the Interim Order, holders of not greater than 2% of the outstanding Blizzard Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d) on or prior to August 15, 2005, the Final Order shall have been granted in form and substance satisfactory to Shiningbank, Shiningbank Energy and Blizzard, acting reasonably;

(e) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Shiningbank, Shiningbank Energy and Blizzard, acting reasonably;

(f) the Arrangement shall have become effective on or prior to August 15, 2005;

(g) Shiningbank, Shiningbank Energy and Blizzard shall enter into written agreements effective as of the Effective Date satisfactory to Blizzard or Blizzard shall have evidence satisfactory to Blizzard, acting reasonably, pursuant to which Blizzard shall have arranged or Shiningbank and Shiningbank Energy shall agree or have agreed that, for a period of six years after the Effective Date, Shiningbank and/or Shiningbank Energy shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained (provided that Shiningbank or Shiningbank Energy may substitute therefor policies of at least the same change coverage and amounts containing terms and conditions which are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Blizzard with respect to claims arising from facts or events which occurred before the Effective Date;

(h) the TSX shall have conditionally listed all of the Shiningbank Units issuable pursuant to the Arrangement;

(i) the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the Competition Act; or (ii) a "no action letter" satisfactory to each of Shiningbank and Blizzard, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of Shiningbank and Blizzard, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(j) all requisite domestic and foreign regulatory approvals and consents required for completion of the Arrangement shall have been obtained on terms and conditions satisfactory to Shiningbank, Shiningbank Energy and Blizzard, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated in the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory waiting period; and

(k) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

    (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the Arrangement or any other transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Shiningbank, Shiningbank Energy and Blizzard and may be asserted by Shiningbank, Shiningbank Energy and Blizzard regardless of the circumstances and may be waived by Shiningbank, Shiningbank Energy and Blizzard in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Shiningbank, Shiningbank Energy or Blizzard may have.

5.2 Additional Conditions to Obligations of Shiningbank

The obligation of Shiningbank and Shiningbank Energy to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Blizzard shall have mailed the Blizzard Information Circular and other documentation required in connection with the Blizzard Meeting on or before July 15, 2005;

(b) each of the acts and undertakings of Blizzard to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Blizzard;

(c) Blizzard shall have furnished Shiningbank and Shiningbank Energy with:

(i) certified copies of the resolutions duly passed by the boards of directors of Blizzard approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Blizzard Securityholders, duly passed at the Blizzard Meeting, approving the Arrangement Resolution;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Blizzard contained in Section 4.2 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Blizzard shall have complied in all material respects with its covenants in this Agreement and Shiningbank and Shiningbank Energy shall have received a certificate to that effect dated the Effective Date from the President and Chief Financial Officer of Blizzard and another senior officer thereof acceptable to Shiningbank and Shiningbank Energy, acting reasonably, acting solely on behalf of Blizzard and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Shiningbank and Shiningbank Energy will have no knowledge to the contrary;

(e) there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to Shiningbank or Shiningbank Energy in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Blizzard and which, in the judgment of Shiningbank and Shiningbank Energy, acting reasonably, is materially adverse to Blizzard other than: (i) a change directly resulting from an action taken by Blizzard pursuant to Blizzard's May 26, 2005 budget as disclosed to Shiningbank or to which Shiningbank or Shiningbank Energy has consented to in writing; (ii) a change in ExploreCo Assets or ExploreSubCo Assets, as applicable; (iii) a change

resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iv) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Blizzard; and

(f) EnCana shall have discharged or consented to the transfer of the Debenture as described in the Blizzard Financial Statements such that it does not apply to Blizzard or any of its assets, other than the Exploreco Assets or ExploreSubCo Assets, as applicable.

The conditions in this Section 5.2 are for the exclusive benefit of Shiningbank and Shiningbank Energy and may be asserted by Shiningbank and Shiningbank Energy regardless of the circumstances or may be waived by Shiningbank in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Shiningbank and Shiningbank Energy may have.

5.3 Additional Conditions to Obligations of Blizzard

The obligation of Blizzard to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the acts and undertakings of Shiningbank or Shiningbank Energy to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Shiningbank or Shiningbank Energy, as the case may be;

(b) Shiningbank and Shiningbank Energy shall have furnished Blizzard with certified copies of the resolutions duly passed by the board of directors of Shiningbank Energy approving this Agreement and the consummation of the transactions contemplated hereby;

(c) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Shiningbank and Shiningbank Energy contained in Section 4.1 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Shiningbank and Shiningbank Energy shall have complied in all material respects with its covenants in this Agreement and Blizzard shall have received a certificate to that effect dated the Effective Date from the President of Shiningbank Energy and another senior officer thereof acceptable to Blizzard, acting reasonably, acting solely on behalf of Shiningbank and Shiningbank Energy and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Blizzard will have no knowledge to the contrary; and

(d) there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to Blizzard in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Shiningbank, taken as a whole, and which, in the judgment of Blizzard, acting reasonably, is materially adverse to Shiningbank, taken as a whole, other than: (i) a change directly resulting from an action taken by Shiningbank or Shiningbank Energy to which Blizzard has consented to

in writing; (ii) a change resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Shiningbank, taken as a whole.

The conditions in this Section 5.3 are for the exclusive benefit of Blizzard and may be asserted by Blizzard regardless of the circumstances or may be waived by Blizzard in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Blizzard may have.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of Shiningbank, Shiningbank Energy and Blizzard shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If a Party intends to rely on a breach of a representation, warranty or covenant of the other Party to rescind or terminate this Agreement, such Party intending to rely thereon shall deliver a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties which the Party delivering such notice is asserting and provide the other Party 48 hours to rectify the breaches before the effective date of rescission of termination. More than one such notice may be delivered by a Party

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1 Shiningbank Damages

If at any time after the execution of this Agreement:

(a) the board of directors of Blizzard has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(n) and 4.2(o) in a manner adverse to Shiningbank or shall have resolved to do so prior to the Effective Date other than as a result of a Blizzard Damages Event or a change referred to in Section 5.3(d);

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Blizzard Shareholders or to Blizzard and: (i) the Blizzard Shareholders do not approve the Arrangement; and (ii) such Acquisition Proposal is consummated within 6 months of the date of this Agreement;

(c) Blizzard accepts, recommends, approves or enters into an agreement (other than a confidentiality agreement) to implement a Superior Proposal prior to the Effective Date or termination of this Agreement;

(d) Blizzard breaches any of its covenants in Section 3.4 or wilfully breaches any other of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement; or

(e) Blizzard breaches any of its representations, warranties or covenants made in this Agreement (other than a wilful breach referred in Section 6.1(d)), which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement,

(each of the above being a "**Shiningbank Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 8.1(c) or (d), Blizzard shall pay to Shiningbank $8 million (in the case of an event referred to in Section 6.1(a), (b), (c) or (d)) or $ 1 million in the aggregate (in the case of an event referred to in section 6.1(e)) as liquidated damages in immediately available funds to an account designated by Shiningbank and Shiningbank Energy within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Blizzard shall be deemed to hold such fund in trust for Shiningbank. Blizzard shall only be obligated to pay a maximum of $8 million pursuant to this Section 6.1.

6.2 Blizzard Damages

If at any time after the execution of this Agreement, Shiningbank or Shiningbank Energy breaches any of its representations, warranties or covenants made in this Agreement, which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement (being a "**Blizzard Damages Event**"), then in the event of termination of this Agreement pursuant to Section 8.1(e), Shiningbank shall pay to Blizzard $1 million, in aggregate,as liquidated damages in immediately available funds to an account designated by Blizzard within one business day after the breach as described above and after such event but prior to payment of such amount, Shiningbank shall be deemed to hold such funds in trust for Blizzard.

6.3 Liquidated Damages

Each of Blizzard, Shiningbank and Shiningbank Energy acknowledge that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which Blizzard or Shiningbank and Shiningbank Energy will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each of Blizzard, Shiningbank and Shiningbank Energy irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amount pursuant to this Article 6 is the sole monetary remedy of Shiningbank or Shiningbank Energy or Blizzard in the event the transactions contemplated herein are not consummated. Nothing herein shall preclude Blizzard or Shiningbank or Shiningbank Energy from seeking injunctive relief to restrain any breach or threatened breach of the covenants or

agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the Blizzard Meeting be amended by written agreement of the Parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Blizzard Securityholder without approval by the Blizzard securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 8
TERMINATION

8.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Shiningbank and Blizzard;

(b) as provided in Sections 5.1, 5.2 and 5.3;

(c) by Shiningbank upon the occurrence of a Shiningbank Damages Event as provided in Section 6.1 provided that in the event of a Shiningbank Damages Event provided for in Section 6.1(a), this Agreement may not be terminated by Shiningbank unless Blizzard Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by Blizzard upon the occurrence of a Shiningbank Damages Event provided for in Sections 6.1(a),(b),(c) or (d) and the payment by Blizzard to Shiningbank of the amount required by Section 6.1; or

(e) by Blizzard upon the occurrence of a Blizzard Damages Event as provided in Section 6.2.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (e) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in or as otherwise specified in Article 6 which shall survive such termination.

ARTICLE 9
NOTICES

9.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a) Shiningbank and Shiningbank Energy, addressed to:

Shiningbanky Energy Ltd.
1310, 111-5th Avenue SW
Calgary, Alberta T2P 3Y6

Attention: Bruce K. Gibson, Chief Financial Officer
Telecopier: (403) 268-7499

with a copy to:

Gowling Lafleur Henderson LLP
1200, 700-2nd Street SW
Calgary, Alberta T2P 4V5

Attention: Richard W. Clark
Telecopier: (403) 263-9193

(b) Blizzard, addressed to:

Blizzard Energy Inc.
305, 505-3rd Street SW
Calgary, Alberta T2P 3E6

Attention: John R. Rooney, President and Chief Executive Officer
Telecopier: (403) 662-2441

with a copy to:

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Robert R. Rooney
Telecopier: (403) 265-7219

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2 Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

10.3 Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

10.4 Costs

Except as contemplated herein (including Section 6.1 and 6.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Shiningbank and Blizzard shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

10.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all

such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7 Time of Essence

Time shall be of the essence of this Agreement.

10.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the Parties hereto irrevocably atom to the jurisdiction of the courts of the Province of Alberta.

10.9 Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10 Limitation on Trustees Liability

The parties hereto acknowledge that Shiningbank Energy is entering into this agreement behalf of Shiningbank and the obligations of Shiningbank hereunder shall not be personally binding upon the Computershare Trust Company of Canada or any of the unitholders of Shiningbank and that any recourse against Shiningbank or any unitholder in any manner in respect of any indebtedness, obligation or liability of Shiningbank arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the trust indenture, as amended from time to time.

10.11 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

SHININGBANK ENERGY INCOME FUND, by its administrator, Shiningbank Energy Ltd.

By: *"Bruce K. Gibson"*

SHININGBANK ENERGY LTD.

By: *"Bruce K. Gibson"*

BLIZZARD ENERGY INC.

By: *"John R. Rooney"*

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Shiningbank Energy Income Fund ("**Shiningbank**")
1310, 111 - 5th Ave SW
Calgary, AB T2P 3Y6

2. **Date of Material Change:**

June 6, 2005

3. **News Release:**

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CCN Matthews on June 6, 2005 and would have been received by the securities commissions where Shiningbank is a "reporting issuer" and the stock exchanges on which the securities of Shiningbank are listed and posted for trading in the normal course of their dissemination.

4. **Summary of Material Change:**

Shiningbank Energy Income Fund ("**Shiningbank**"), Shiningbank Energy Ltd. ("**Shiningbank Energy**") and Blizzard entered into an arrangement agreement dated June 6, 2005 (the "**Arrangement Agreement**"), a copy of which (excluding the schedules thereto) is filed on SEDAR as a material contract, which was unanimously approved by the board of directors of Blizzard and board of trustees of Shiningbank. Pursuant to the Arrangement Agreement and the plan of arrangement (the "**Arrangement**") set out therein, Shiningbank will acquire the majority of Blizzard's natural gas assets and certain Blizzard producing assets and undeveloped land will be transferred to a new exploration focused producer, to be named at a later date ("**Exploreco**"). Exploreco will be managed by the current management team and board of directors of Blizzard. As a result of the Arrangement, shareholders of Blizzard will receive 0.0777 units of Shiningbank, $0.4097 cash, one common share of Exploreco and 0.211 of an Exploreco transaction warrant for each Blizzard common share held. Each whole Exploreco transaction warrant entitles the holder to acquire an additional share of Exploreco at the current estimated asset value for Exploreco for 30 days after closing.

5. **Full Description of Material Change:**

The Arrangement and the Arrangement Agreement

Pursuant to the Arrangement, Shiningbank will acquire the majority of Blizzard's natural gas assets and certain Blizzard producing assets and undeveloped land will be transferred to Exploreco. As a result of the Arrangement, shareholders of Blizzard will receive 0.0777 units of Shiningbank, $0.4097 cash, one common share of Exploreco and 0.211 of an Exploreco transaction warrant for each Blizzard common share held. Each whole Exploreco transaction warrant entitles the holder to acquire an additional share of Exploreco at the current estimated asset value for Exploreco for 30 days after closing.

An information circular detailing the Arrangement is anticipated to be mailed to securityholders of Blizzard by the end of June. A meeting of the securityholders of Blizzard to consider the Arrangement is scheduled to take place in late July with closing anticipated to occur in early August.

The Arrangement will require the approval of 66⅔ percent of the votes cast by the shareholders, option holders and warrant holders of Blizzard voting as a single class, the approval of the majority of the shareholders, excluding directors and officers of Blizzard participating in the Exploreco private placement (as hereinafter described) and the approval of the Court of Queen's Bench of Alberta and certain regulatory agencies.

Non-Solicitation Provisions

Pursuant to the Arrangement Agreement, Blizzard has agreed to not directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(a) solicit, facilitate, initiate or encourage any Acquisition Proposal (which is defined in the Arrangement Agreement to mean any inquiry or the making of any proposal to Blizzard or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition from Blizzard or its shareholders of more than 20% of the securities of Blizzard (other than on exercise of currently outstanding Blizzard options or Blizzard warrants); (B) any acquisition of 20% or more of the assets of Blizzard; (C) an amalgamation, arrangement, merger, or consolidation involving Blizzard; or (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Blizzard or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party under the Arrangement Agreement or the Arrangement);

(b) enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(d) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal,

provided, however, that notwithstanding any other provision of the Arrangement Agreement, Blizzard and its officers, directors and advisers may:

(e) enter into or participate in discussions or negotiations regarding ExploreCo or the assets of ExploreCo provided that no binding agreement regarding ExploreCo or the assets of ExploreCo, as applicable, is entered into until after the date the Arrangement becomes effective under the *Business Corporation Act* (Alberta) which shall be the first business day immediately following the date of the Blizzard Meeting or such later date as may be agreed to by Blizzard and Shiningbank provided that such date shall not be before August 2, 2005 (the "**Effective Date**");

(f) enter into or participate in any negotiations or initiate any discussion with a third party which (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Blizzard or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Shiningbank and Shiningbank Energy as set out below), may furnish to such third party information concerning Blizzard and its business, properties and assets, in each case if, and only to the extent that:

(i) the third party has first made a written bona fide Acquisition Proposal which the board of directors of Blizzard determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of Blizzard as compared to the transaction contemplated by the Arrangement Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Blizzard, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws (a "**Superior Proposal**"); and

(ii) prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Blizzard provides prompt notice to Shiningbank and Shiningbank Energy to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Shiningbank or Shiningbank Energy, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, Blizzard shall notify Shiningbank and Shiningbank Energy orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a summary of the details of such proposal (and any amendments or supplements thereto), the identity of the person making it (unless the Superior Proposal is an all cash offer), if not previously provided to Shiningbank or Shiningbank Energy, copies of all information provided to such party and all other information reasonably requested by Shiningbank or Shiningbank Energy), within 24 hours of the receipt thereof, shall keep Shiningbank and Shiningbank Energy informed of

the status and details of any such inquiry, offer or proposal and answer Shiningbank and Shiningbank Energy's questions with respect thereto;

(g) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(h) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement and after receiving the advice of financial advisors and outside counsel as reflected in minutes of the board of directors of Blizzard, that the taking of such action is necessary for the board of directors in discharging its fiduciary duties under applicable laws and Blizzard complies with its obligations set forth in the Arrangement Agreement and terminates the Arrangement Agreement and pays the termination fee.

Termination Fee

Pursuant to the Arrangement Agreement, Blizzard, Shiningbank and Shiningback Energy have agreed that if at any time after the execution of the Arrangement Agreement:

(a) the board of directors of Blizzard has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Shiningback or shall have resolved to do so prior to the Effective Date other than in certain circumstances provided for in the Arrangement Agreement;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Blizzard shareholders or to Blizzard and: (i) the Blizzard shareholders do not approve the Arrangement; and (ii) such Acquisition Proposal is consummated within 6 months of the date of the Arrangement Agreement;

(c) Blizzard accepts, recommends, approves or enters into an agreement (other than a confidentiality agreement) to implement a Superior Proposal prior to the Effective Date or termination of the Arrangement Agreement;

(d) Blizzard breaches any of its covenants in the Arrangement Agreement or wilfully breaches any other of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement; or

(e) Blizzard breaches any of its representations, warranties or covenants made in the Arrangement Agreement (other than a wilful breach referred to in (d) above), which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement

(each of the above being a "**Shiningbank Damages Event**"), then in the event of the termination of the Arrangement Agreement, Blizzard shall pay to Shiningbank $8.0 million (in the case of an event referred to in (a), (b), (c) or (d) above) or $1.0 million in the aggregate (in the case of an event referred to in (e) above) as liquidated damages in immediately available funds to an account

designated by Shiningbank and Shiningbank Energy within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Blizzard shall be deemed to hold such fund in trust for Shiningbank. Blizzard shall only be obligated to pay a maximum of $8.0 million.

If at any time after the execution of the Arrangement Agreement, Shiningbank or Shiningbank Energy breaches any of its representations, warranties or covenants made in the Arrangement Agreement, which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement (being a "**Blizzard Damages Event**"), then in the event of termination of the Arrangement Agreement, Shiningbank shall pay to Blizzard $1.0 million, in aggregate, as liquidated damages in immediately available funds to an account designated by Blizzard within one business day after the breach as described above and after such event but prior to payment of such amount, Shiningbank shall be deemed to hold such funds in trust for Blizzard.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Shiningbank and Blizzard;

(b) as a result of the failure to satisfy any of the conditions set forth in the Arrangement Agreement;

(c) by Shiningbank upon the occurrence of a Shiningbank Damages Event, in certain circumstances, provided that in the event of a Shiningbank Damages Event, the Arrangement Agreement may not be terminated by Shiningbank unless Blizzard securityholders do not approve the Arrangement as required in the interim order of the Court of Queen's Bench concerning the Arrangement or the Arrangement is not submitted for their approval;

(d) by Blizzard upon the occurrence of a Shiningbank Damages Event, in certain circumstances, and the payment by Blizzard to Shiningbank of the applicable termination fee; or

(e) by Blizzard upon the occurrence of a Blizzard Damages Event.

In the event of any such termination, the Arrangement Agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party under the Arrangement Agreement except with respect to the payment of the termination fee which shall survive such termination.

Benefits of Transaction to Shiningbank Energy Trust

Under the Plan, Shiningbank will acquire an attractive suite of long-life natural gas properties concentrated in the Peace River Arch area near Grande Prairie and the Sousa area of north-western Alberta. The majority of the properties are operated and are characterized by high working interests, low operating costs and high field netbacks. The current production of these properties is 4,600 barrels of oil equivalent per day (boe/d), approximately 95% of which is natural gas. The addition of the Blizzard properties adds two new core areas to Shiningbank's operations including the Peace River Arch, which is a logical extension of Shiningbank's existing

west-central natural gas focused operations. Significant undeveloped acreage in the two key areas will provide substantial additional low-risk development opportunities over the next several years, which Shiningbank expects to exploit to enhance production volumes and reserves.

Transaction highlights:

- The transaction is expected to be accretive to Shiningbank's cash flow, net asset value, production and reserves on a per unit basis;
- The transaction results in the addition of 4,600 boe/d of low cost natural gas production to Shiningbank's portfolio, increasing Shiningbank's overall natural gas weighting to 78% and improving overall unit operating costs and netbacks;
- Proved plus probable reserves to be acquired by Shiningbank are estimated at 16.0 million barrels of oil equivalent (95% natural gas), as at March 31, 2005, which reserves estimates are based on the year-end reserve evaluation by an independent engineering firm, plus Shiningbank's estimate of reserves added through first quarter 2005 exploration and development drilling activity;
- Approximately 70% of the acquired reserves are proved and 88% of the proved plus probable reserves are developed;
- The proved plus probable reserve life index of the acquired properties is 9.5 years, which is consistent with Shiningbank's reserve life index; and
- Shiningbank will also add approximately 265,000 net acres of undeveloped lands valued at approximately $30 million, which more than doubles Shiningbank's current undeveloped land position.

Based on a total acquisition cost of $275 million, including the assumption of a $42.0 million debt and working capital deficiency, the acquisition metrics of the transaction are as follows:

- Reserve acquisition metrics of $17.19/boe of proved plus probable reserves ($15.31/boe net of $30 million attributed to undeveloped land) and excluding estimated future development costs of $14.7 million;
- Production acquisition cost of $59,780/boe/d ($52,261/boe/d net of the value of undeveloped land) and excluding estimated future development costs;
- Anticipated 2005 annualized cash flow (assuming C$7.00/mcf AECO natural gas and US$45.00/bbl WTI) of $48.4 million; and
- Cash flow multiple of 5.7 times.

Shiningbank is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

The board of directors of Shiningbank has unanimously approved this transaction. CIBC World Markets Inc. is acting as financial advisor to Shiningbank in connection with the transaction.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

For further information, contact either David Fitzpatrick, President and Chief Executive Officer at (403) 268-7477 or Bruce Gibson, Vice President Finance and Chief Financial Officer at (403) 268-7477.

9. Date of Report:

June 7, 2005.

SHININGBANK
Energy Income Fund

June 15, 2005 **TSX: SHN.UN**

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES JULY 2005 MONTHLY DISTRIBUTION

Shiningbank Energy Income Fund today announced that its cash distribution for July 2005 will be **C$0.23 PER UNIT.** This distribution is consistent with the monthly distribution paid to unitholders since June 2003.

The distribution is payable on July 15, 2005 to unitholders of record on June 30, 2005. The ex-distribution date is June 28, 2005.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

SHININGBANK
Energy Income Fund

June 21, 2005 **TSX: SHN.UN**

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ACQUIRES OUTLOOK SHARES AND APPOINTS NEW DIRECTOR

Shiningbank Energy Income Fund ("Shiningbank") announced today that, pursuant to its offer (the "Offer") to acquire all of the issued and outstanding common shares of Outlook Energy Inc. ("Outlook") dated May 13, 2005, approximately 13,498,258 common shares, representing 99.9% of the issued and outstanding Outlook common shares, have been deposited.

As a result, Shiningbank, through its wholly-owned subsidiary, Shiningbank Energy Ltd. has taken-up and paid for all of the Outlook common shares deposited to the Offer and Shiningbank has terminated its bid. Shiningbank intends to acquire all remaining common shares of Outlook by way of a compulsory acquisition transaction pursuant to the *Business Corporations Act* (Alberta). The total consideration to be paid for the acquisition of the Outlook common shares pursuant to the Offer and the compulsory acquisition will be approximately $31,210,000 in cash.

In other news, Shiningbank is pleased to announce the addition of Richard W. Clark to its board of directors. Mr. Clark is a partner of Gowling Lafleur Henderson LLP practicing in the area of securities, corporate and oil and gas law and has been Corporate Secretary of Shiningbank since its inception in 1996. Mr. Clark brings the board of Shiningbank to six members, five of whom are independent of management.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust and its units are listed on The Toronto Stock Exchange under the symbol "SHN.UN".

For further information, please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

SHININGBANK
Energy Income Fund

July 20, 2005 **TSX: SHN.UN**

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES AUGUST 2005 MONTHLY DISTRIBUTION

Shiningbank Energy Income Fund today announced that its cash distribution for August 2005 will be **C$0.23 PER UNIT.** This distribution is consistent with the monthly distribution paid to unitholders since June 2003.

The distribution is payable on August 15, 2005 to unitholders of record on July 31, 2005. The ex-distribution date is July 27, 2005.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

July 28, 2005

SYMBOLS: "SHN.UN" - TSX
"BZZ" - TSX

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY INCOME FUND AND BLIZZARD ENERGY INC. JOINTLY ANNOUNCE SECURITYHOLDER AND COURT APPROVAL OF PLAN OF ARRANGEMENT

Calgary, Alberta, July 28, 2005 – Shiningbank Energy Income Fund ("Shiningbank") and Blizzard Energy Inc. ("Blizzard") jointly announce today that Blizzard received securityholder approval at its special meeting for the previously announced plan of arrangement. Shareholders, optionholders and warrantholders of Blizzard voted 97.9% in favour of the plan of arrangement which included approval of the plan of arrangement, the stock option plan of Zenas Energy Corp. ("Zenas") and the initial $6.0 million private placement by Zenas. Shiningbank and Blizzard have also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. It is expected that the plan of arrangement will become effective August 2, 2005. In addition, the common shares of Zenas have been conditionally approved for listing on the Toronto Stock Exchange (the "TSX") and are expected to start trading under the symbol "ZNS" on Thursday, August 4, 2005, subject to Zenas fulfilling the listing requirements of the TSX.

For further information please contact:

SHININGBANK ENERGY LTD.
David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Telephone: (403) 268-7477
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

BLIZZARD ENERGY INC.
John Rooney, President and C.E.O.
Hal Metcalfe, Vice-President, Finance and C.F.O.
Telephone: (403) 662-2440
Website: www.blizzardenergy.ca

ZENAS ENERGY CORP.
John Rooney, President and C.E.O.
Hal Metcalfe, Vice-President, Finance and C.F.O.
Telephone: (403) 662-2440

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

SHININGBANK
Energy Income Fund

August 5, 2005

TSX: SHN.UN

NEWS RELEASE FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES SECOND QUARTER 2005 FINANCIAL RESULTS

Shiningbank Energy Income Fund (the "Fund"), today announced its financial results for the three months ended June 30, 2005. Production for the second quarter was 18,891 barrels of oil equivalent per day (boe/d) where natural gas is converted to barrels of oil equivalent on the basis of 6 mcf per boe. Revenues, cash flow and net earnings all increased over the comparable period in 2004 due mainly to higher commodity prices. Operating results do not include any impact from the closing of one small corporate acquisition at the end of the quarter or the Blizzard Energy Inc. acquisition which closed after the end of the quarter. The Fund distributed $0.69 per Trust Unit in the quarter representing a 13% annualized pre-tax cash-on-cash distribution rate on the period closing price of Trust Units. The accompanying table provides additional highlights.

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
FINANCIAL ($ thousands except per Trust Unit amounts)						
Oil and natural gas sales	$ **83,222**	$ 80,723	3	$ **163,361**	$ 150,348	9
Net earnings before income tax	**17,015**	12,851	32	**29,904**	26,336	14
Future income tax recovery	**(1,766)**	(3,221)	(45)	**(3,252)**	(8,532)	(62)
Net earnings after income tax	**18,781**	16,072	17	**33,156**	34,868	(5)
Cash flow before change in non-cash working capital	**46,353**	45,190	3	**90,862**	84,734	7
Distributions to Unitholders	**37,628**	36,977	2	**75,125**	71,744	5
Distributions per Trust Unit	**0.69**	0.69	-	**1.38**	1.38	-
Long term debt	**207,432**	168,618	23	**207,432**	168,618	23
Unitholders' equity	**482,289**	477,546	1	**482,289**	477,546	1
OPERATIONS						
Daily Production						
Oil (bbl/d)	**2,354**	2,725	(14)	**2,341**	2,434	(4)
Natural gas (mmcf/d)	**81.7**	89.6	(9)	**84.2**	85.8	(2)
Natural gas liquids (bbl/d)	**2,926**	3,034	(4)	**3,083**	2,852	8
Oil equivalent (boe/d)	**18,891**	20,693	(9)	**19,458**	19,586	(1)
Average Prices (including hedging)						
Oil ($/bbl)	$ **56.75**	$ 43.05	32	$ **56.50**	$ 41.50	36
Natural gas ($/mcf)	$ **7.80**	$ 7.26	7	$ **7.41**	$ 7.16	3
Natural gas liquids ($/bbl)	$ **45.29**	$ 39.19	16	$ **45.61**	$ 37.68	21
Oil equivalent ($/boe)	$ **47.83**	$ 42.87	12	$ **46.08**	$ 42.01	10
UNIT TRADING						
Units traded (thousands)	**8,916**	10,752	(17)	**18,490**	21,387	(14)
Value traded ($ thousands)	$ **186,959**	$ 201,264	(7)	$ **398,888**	$ 388,635	3
Unit price						
High	$ **22.19**	$ 19.74		$ **23.35**	$ 19.74	
Low	$ **19.60**	$ 17.44		$ **19.60**	$ 16.51	
Close	$ **21.55**	$ 19.15		$ **21.55**	$ 19.15	
Units outstanding (thousands)	**54,524**	53,608		**54,524**	53,608	

The following discussion and analysis of the operating and financial results of Shiningbank Energy Income Fund is for the three and six month periods ended June 30, 2005. This information is provided as of August 4, 2005. The second quarter and half- year results have been compared with the corresponding periods in 2004. This discussion and analysis should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the accompanying notes, and the December 31, 2004 Management Discussion & Analysis ("MD&A") and Annual Information Form ("AIF"). These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

SUPPLEMENTAL DISCLOSURE

Management believes that distributions to Unitholders, cash flow and operating netbacks are useful supplemental measures. Distributions to Unitholders should not be construed as an alternative to net income as determined by Canadian generally accepted accounting principles ("GAAP"). All references to cash flow throughout this discussion and analysis are based on cash flow before changes in non-cash working capital, which management uses to analyze operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Operating netbacks, which are calculated as average unit sales price less royalties, transportation costs and operating costs, represent the cash margin for product sold, calculated on a boe basis. Distributions to Unitholders, cash flow and operating netbacks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "may," "expects" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this discussion and analysis and in the AIF, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

BARREL OF OIL EQUIVALENT

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

REPORTING CURRENCY

All figures are in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

PRODUCTION VOLUMES

Daily Production Volumes

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	**2005**	2004	%
Oil (bbl/d)	**2,354**	2,725	(14)	**2,341**	2,434	(4)
Natural gas (mmcf/d)	**81.7**	89.6	(9)	**84.2**	85.8	(2)
Natural gas liquids (bbl/d)	**2,926**	3,034	(4)	**3,083**	2,852	8
Oil equivalent (boe/d)	**18,891**	20,693	(9)	**19,458**	19,586	(1)
Natural gas % of production	**72%**	72%	-	**72%**	73%	(1)

Daily production for the second quarter averaged 18,891 boe/d, down 9% from the same period last year. For the first half of the year, daily production volumes averaged 19,458 boe/d, 1% lower than in 2004. The decreases reflect normal declines in the production base which were not fully offset by production from new wells, as anticipated. Wet weather delayed the tie-in of wells drilled in fourth quarter 2004 and first quarter 2005. An additional 225 boe/d was lost in the second quarter from pipeline damage caused by unprecedented flooding in southern Alberta. A similar amount is expected to be lost in the third quarter as pipeline repairs are completed. However, total production will increase by an approximate 20% for the second half of the year due to the recent acquisitions of Outlook Energy Corp. ("Outlook") and Blizzard Energy Inc. ("Blizzard") with production expected to average from 23,500 to 24,000 boe/d.

PRICING - INCLUDING HEDGING ACTIVITY

Average Prices - After Hedging

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	**2005**	2004	%
Average Prices						
Oil ($/bbl)	**$ 56.75**	$ 43.05	32	**$ 56.50**	$ 41.50	36
Natural gas ($/mcf)	**$ 7.80**	$ 7.26	7	**$ 7.41**	$ 7.16	3
Natural gas liquids ($/bbl)	**$ 45.29**	$ 39.19	16	**$ 45.61**	$ 37.68	21
Oil equivalent ($/boe)	**$ 47.83**	$ 42.87	12	**$ 46.08**	$ 42.01	10
Benchmark Prices						
WTI (US$/bbl)	**$ 53.20**	$ 38.31	39	**$ 51.51**	$ 36.73	40
AECO natural gas (Cdn$/mcf)	**$ 7.37**	$ 6.80	8	**$ 7.03**	$ 6.70	5

Natural Gas

Shiningbank's realized natural gas prices averaged $7.80/mcf for the quarter, 7% higher than second quarter 2004. Year to date, the average price was 3% higher at $7.41. Hedging decreased the gas price by $0.05/mcf for the quarter but had no significant impact on the year to date price. This compares with a 2004 hedging loss of $0.09/mcf for the quarter and $0.05/mcf for the first six months. Futures prices remain high with upcoming winter prices averaging over $9.00/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $56.75/bbl, up 32% from second quarter 2004. Realized oil prices for the first half were $56.50/bbl, up 36% from 2004. Hedging reduced the price by $0.83/bbl for the quarter and $0.61/bbl year to date, compared with 2004 hedging losses of $3.66/bbl for the quarter and $2.97/bbl for the first six months.

The benchmark West Texas Intermediate ("WTI") price averaged 39% higher for the quarter and 40% year to date, however strength in the Canadian dollar partially offset this increase. Oil prices continue to be exceptionally high, with WTI futures averaging over $60.00/bbl for the remainder of 2005.

NGL prices were also strong reflecting high oil prices. The quarterly average NGL price was 16% higher than in second quarter 2004 at $45.29/bbl, and 21% higher year to date at an average $45.61/bbl.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of cash flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00 /GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65 /GJ floor $7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90 /GJ floor $9.50/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50 /GJ floor $12.00/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling

REVENUES

	Three months ended June 30,				Six months ended June 30,			
(000s)	**2005**	**% of Revenue**	2004	% of Revenue	**2005**	**% of Revenue**	2004	% of Revenue
Oil	**$ 12,335**	**15**	$ 11,583	14	**$ 24,193**	**15**	$ 19,697	13
Natural gas	**58,364**	**70**	59,947	74	**112,931**	**69**	112,638	75
Natural gas liquids	**12,057**	**14**	10,820	14	**25,453**	**15**	19,558	13
Other income (loss)	**1,005**	**1**	(5)	-	**1,077**	**1**	610	-
Gas hedging	**(360)**	**-**	(715)	(1)	**(36)**	**-**	(840)	-
Oil hedging	**(179)**	**-**	(907)	(1)	**(257)**	**-**	(1,315)	(1)
	$ 83,222	**100**	$ 80,723	100	**$ 163,361**	**100**	$ 150,348	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended June 30,	Six months ended June 30,
(000s)	**2005/2004**	**2005/2004**
Oil and natural gas liquids		
Volume increase (decrease)	**$ (1,842)**	**$ 666**
Price increase	**4,558**	**10,782**
Net increase	**$ 2,716**	**$ 11,448**
Natural gas		
Volume decrease	**$ (5,243)**	**$ (2,675)**
Price increase	**4,016**	**3,773**
Net increase (decrease)	**$ (1,227)**	**$ 1,098**

ROYALTIES

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	**2005**	2004	%
Total royalties, net (000s)	**$ 17,063**	$ 17,674	(3)	**$ 35,604**	$ 31,450	13
As a % of revenue	**20.5%**	21.9%	(6)	**21.8%**	20.9%	4
Per boe	**$ 9.93**	$ 9.39	6	**$ 10.11**	$ 8.82	15

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate decreased in second quarter 2005 due to the receipt of gas cost allowance credits for 2004. Excluding this one time adjustment, the royalty rate for the quarter would have been 21.7%. The Fund expects rates to average 22.5% for the remainder of 2005.

TRANSPORTATION COSTS

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	**2005**	2004	%
Transportation costs (000s)	**$ 1,075**	$ 1,540	(30)	**$ 2,242**	$ 2,875	(22)
Per boe	**$ 0.63**	$ 0.82	(23)	**$ 0.64**	$ 0.81	(21)

On a boe basis, transportation costs declined 23% from second quarter 2004 and 21% year to date. The decrease resulted from the termination of certain transportation service commitments. These terminations are not expected to impact the Fund's ability to market its production.

OPERATING COSTS

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	**2005**	2004	%
Operating costs (000s)	**$ 13,949**	$ 12,607	11	**$ 25,721**	$ 23,713	8
Per boe	**$ 8.11**	$ 6.69	21	**$ 7.30**	$ 6.65	10

Operating costs on a boe basis increased 21% from second quarter 2004 and 10% year over year, mainly due to two factors: higher field and plant maintenance costs in most areas, and extra costs associated with the second quarter flooding in southern Alberta. Operating costs should decrease slightly in the third quarter with the incorporation of the Blizzard assets which have lower costs. Operating costs are expected to average $7.00/boe for 2005.

OPERATING NETBACKS

	Three months ended June 30,			Six months ended June 30,		
($/boe)	**2005**	2004	%	**2005**	2004	%
Oil and natural gas sales	**$ 47.83**	$ 42.87	12	**$ 46.08**	$ 42.01	10
Other income (loss)	**0.58**	-	-	**0.31**	(0.17)	(282)
Royalties	**(9.93)**	(9.39)	6	**(10.11)**	(8.82)	15
Transportation costs	**(0.63)**	(0.82)	(23)	**(0.64)**	(0.81)	(21)
Operating costs	**(8.11)**	(6.69)	21	**(7.30)**	(6.65)	10
Operating netbacks	**$ 29.74**	$ 25.97	15	**$ 28.34**	$ 25.56	11

Operating netbacks increased 15% quarter over quarter and 11% year over year due to higher commodity prices and lower transportation costs. Higher operating costs partially offset this increase.

GENERAL AND ADMINISTRATIVE COSTS

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	**2005**	2004	%
General and administrative costs (000s)	**$ 1,750**	$ 1,877	(7)	**$ 3,927**	$ 3,424	15
Per boe	**$ 1.02**	$ 1.00	2	**$ 1.12**	$ 0.96	17
Per average Trust Unit	**$ 0.03**	$ 0.04	(25)	**$ 0.07**	$ 0.07	-

General and administrative costs remained relatively flat on a boe basis from second quarter 2004. Year over year costs increased 17% on a boe basis due to higher activity levels related to acquisitions, development activities and increasing costs due to additional regulatory requirements. Costs are expected to average $1.25/boe for the remainder of 2005.

INTEREST ON LONG TERM DEBT

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	**2005**	2004	%
Interest on long term debt (000s)	**$ 1,931**	$ 1,431	35	**$ 3,775**	$ 2,902	30
Per boe	**$ 1.12**	$ 0.76	47	**$ 1.07**	$ 0.81	32
Per average Trust Unit	**$ 0.04**	$ 0.03	33	**$ 0.07**	$ 0.06	17

Interest expense, which includes bank charges, increased 35% from second quarter 2004 and 30% year over year due to higher debt levels resulting from the funding of acquisitions and capital expenditures. Shiningbank is currently in compliance with all external debt covenants.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	**2005**	2004	%
Depletion, depreciation and accretion (000s)	**$ 29,367**	$ 31,300	(6)	**$ 60,004**	$ 56,948	5
Per boe	**$ 17.08**	$ 16.62	3	**$ 17.04**	$ 15.98	7

Depletion, depreciation and accretion rose 3% per boe for the second quarter and 7% year over year. These increases were primarily related to the effect of the acquisitions in first quarter 2004.

TRUST UNIT INCENTIVE COMPENSATION

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	**2005**	2004	%
Trust Unit incentive compensation (000s)	**$ 607**	$ 304	100	**$ 1,222**	$ 602	103
Per boe	**$ 0.35**	$ 0.16	119	**$ 0.35**	$ 0.17	106

During second quarter 2005, three new issues aggregating 50,000 Trust Unit rights were granted. Four new issues of rights aggregating 767,500 (2004 – 495,000) have been granted during the year. The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total second quarter 2005 expense of $607,000 (2004 - $304,000) represented the fair value of rights issued during 2003 through to 2005 and which vested in second quarter 2005. All of these costs are "non-cash" costs and are not deducted in calculating distributions to Unitholders.

INTERNALIZATION OF MANAGEMENT CONTRACT

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	**2005**	2004	%
Internalization of management contract (000s)	**$ 368**	$ 735	(50)	**$ 736**	$ 1,469	(50)
Per boe	**$ 0.21**	$ 0.39	(46)	**$ 0.21**	$ 0.41	(49)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former Manager of the Fund. Prior to the acquisition, the Fund paid fees of 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During second quarter 2005, $368,000 (2004 - $735,000) was expensed, representing the amortization of these escrowed Exchangeable Shares.

TAXES

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	**2005**	2004	%
Capital and large corporation taxes (000s)	**$ 97**	$ 404	(76)	**$ 226**	$ 629	(64)
Future income tax recovery (000s)	**$ (1,766)**	$ (3,221)	(45)	**$ (3,252)**	$ (8,532)	(62)
Per boe	**$ (0.97)**	$ (1.50)	(35)	**$ (0.86)**	$ (2.22)	(61)

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to Unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities.

NET EARNINGS

Shiningbank's second quarter earnings were $18.8 million (2004 – $16.1 million) or $0.34 per Trust Unit, basic and diluted (2004 - $0.30 basic, $0.29 diluted). Year to date net earnings were $33.2 million (2004 - $34.9 million) or $0.61 per Trust Unit basic, $0.60 diluted (2004 - $0.69 basic, $0.68 diluted).

DISTRIBUTIONS TO UNITHOLDERS

	Three months ended June 30,			Six months ended June 30,		
(000s except per Trust Unit amounts)	**2005**	2004	%	**2005**	2004	%
Cash flow before change in non-cash working capital	**$ 46,353**	$ 45,190	3	**$ 90,862**	$ 84,734	7
Capital expenditures	**(11,270)**	(9,618)	17	**(25,732)**	(20,625)	25
Asset retirement expenditures	**(437)**	(19)	2,200	**(910)**	(218)	317
Working capital adjustments	**2,982**	1,424	109	**10,905**	7,853	39
Distributions to Unitholders	**$ 37,628**	$ 36,977	2	**$ 75,125**	$ 71,744	5
Distributions per Trust Unit	**$ 0.69**	$ 0.69	-	**$ 1.38**	$ 1.38	-
Trust Units outstanding	**54,524**	53,608	2	**54,524**	53,608	2

Total distributions to Unitholders increased 2% for the second quarter and 5% year to date over 2004. The increases were based on large gains in pricing for oil and NGL and strong gas prices.

On a per Trust Unit basis, distributions were consistent in both periods at $0.69 for the quarter and $1.38 year to date. The increase in the number of Trust Units outstanding offset the higher cash flow. The Fund paid out 81% of its cash flow from the second quarter 2005, 83% year to date.

QUARTERLY FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Oil and natural gas sales	**$ 83,222**	$ 80,139	$ 82,453	$ 74,713
Net earnings before income tax	**17,015**	12,889	13,974	12,297
Per Trust Unit - basic	**0.31**	0.24	0.26	0.24
- diluted	**0.31**	0.23	0.25	0.23
Net earnings after income tax	**18,781**	14,375	88,038	15,900
Per Trust Unit - basic	**0.34**	0.26	1.62	0.30
- diluted	**0.34**	0.26	1.60	0.29
Cash flow before change in non-cash working capital	**46,353**	44,509	47,220	42,924
Per weighted average Trust Unit	**0.85**	0.81	0.87	0.80
Distributions to Unitholders	**37,628**	37,497	37,390	37,226
Per Trust Unit	**0.69**	0.69	0.69	0.69
Payout ratio	**81%**	84%	79%	87%
	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Oil and natural gas sales	$ 80,723	$ 69,625	$ 58,474	$ 63,046
Net earnings before income tax	12,851	13,485	6,092	13,227
Per Trust Unit - basic	0.24	0.29	0.14	0.30
- diluted	0.24	0.28	0.14	0.29
Net earnings after income tax	16,072	18,796	5,354	15,517
Per Trust Unit - basic	0.30	0.40	0.12	0.35
- diluted	0.29	0.39	0.12	0.35
Cash flow before change in non-cash working capital	45,190	39,544	30,082	35,057
Per weighted average Trust Unit	0.84	0.84	0.68	0.79
Distributions to Unitholders	36,977	34,767	30,629	30,442
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	82%	88%	102%	87%

Quarterly fluctuations are primarily the result of production increases due to acquisitions, volumes added through the Fund's development drilling program and realized commodity prices which can be extremely volatile.

Volume increases from acquisitions occurred in second quarter 2003 through the acquisition of assets at Ferrier/O'Chiese and again, in second quarter 2004 with the acquisition of Birchill Resources Limited. The Fund's development drilling program strives to replace natural declines on the production base, with results fluctuating depending on field access for equipment and drilling success. Shiningbank's drilling success rate in 2005 has been 98%.

Natural gas prices remained strong and relatively consistent through the eight quarters. Oil prices increased substantially in late 2004. With oil playing a small role in Shiningbank's overall revenues and with increased capital programs absorbing the extra cash flow, there was no change in distributions.

COSTS OF ACQUISITIONS AND DEVELOPMENT

During the second quarter, Shiningbank spent $31.4 million on the acquisition of Outlook. This acquisition is expected to add 600 boe/d to production for the remainder of the year.

A total of $11.3 million was spent on drilling and new facilities during the second quarter and $25.7 million in the first half of 2005, compared with $9.6 million and $20.6 million, respectively for the same periods in 2004. Cash flow funded $8.7 million of the second quarter expenditures and $15.7 million of the year to date expenditures, with the balance funded by debt and proceeds from the Fund's Distribution Reinvestment Plan. The capital program funded a successful development drilling and tie-in program concentrated in the Ferrier/O'Chiese area. While second quarter field operations were postponed due to wet weather, the Fund's drilling program will be more active in the summer and fall of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Shiningbank's ability to grow depends on access to bank lines of credit and periodic equity infusions. Smaller acquisitions through the course of a year are funded by bank debt. Equity is issued to fund single large acquisitions, or to pay down debt acquired following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

LONG TERM DEBT

The Fund has a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $207.4 million was drawn at June 30, 2005. This facility was increased from $250 million as a result of the Blizzard acquisition. The revolving period extends to April 27, 2006, at which time the facility reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2006. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. At June 30, 2005 the debt to cash flow ratio was 1:1. Draw-downs under this facility were used to fund the Blizzard acquisition and, as a result, Shiningbank will have an approximate 1.3 times debt to cash flow ratio in the third quarter.

UNITHOLDERS' EQUITY

A total of 204,621 Trust Units were issued during the second quarter (383,737 year to date) under the Trust Unit Rights Incentive Plan and under the Fund's Distribution Reinvestment Plan.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of August 4, 2005, the Fund had 54,601,812 Trust Units, 263,482 non-escrowed Exchangeable Shares and 353,614 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next three years under the terms of two escrow agreements. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of June 30, 2005, the exchange rate was 1 to 1.39023.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	$ 207,432	$ -	$ 207,432	$ -	$ -
Operating leases	8,102	1,443	3,143	3,248	268
Pipeline transportation	4,121	1,175	2,350	596	-
Total obligations	$ 219,655	$ 2,618	$ 212,925	$ 3,844	$ 268

[1] The long term debt obligation assumes that the revolving credit line is not renewed in April 2006.

Shiningbank has on-going capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of cash flow, debt financing and periodic equity financing.

IMPACT OF NEW ACCOUNTING POLICIES

NON-CONTROLLING INTEREST

On March 8, 2005 and effective for second quarter 2005, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants amended its position on the reporting of exchangeable securities issued by subsidiaries of income trusts. The amendment states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. Shiningbank's Exchangeable Shares meet the specified criteria and therefore, the current treatment of reporting exchangeable securities as equity on the balance sheet continues to be appropriate.

CRITICAL ACCOUNTING ESTIMATES

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

RESERVES

The Fund must estimate its reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Board's Environmental, Corporate Governance and

Reserve Review Committee all review and approve the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and asset impairment test.

ASSET RETIREMENT OBLIGATION

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

CONSOLIDATED BALANCE SHEETS

($ thousands)	June 30, 2005 (unaudited)	December 31, 2004 (audited)
ASSETS		
Current assets		
Accounts receivable	$ **43,974**	$ 50,712
Prepaid expenses	**4,456**	4,471
	48,430	55,183
Fixed assets *(note 3)*		
Petroleum and natural gas properties and equipment	**1,188,914**	1,133,426
Accumulated depletion and depreciation	**(423,695)**	(364,814)
	765,219	768,612
Goodwill	**9,311**	1,710
Other assets	**889**	1,292
	$ **823,849**	$ 826,797
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ **44,519**	$ 40,268
Trust Unit distributions payable	**25,099**	24,930
	69,618	65,198
Long term debt *(note 2)*	**207,432**	182,147
Future income taxes	**37,814**	33,266
Asset retirement obligation	**26,696**	30,242
Unitholders' equity		
Trust Units *(note 4)*	**713,718**	706,954
Exchangeable Shares *(note 4)*	**7,755**	7,019
Contributed surplus *(note 4)*	**2,230**	1,416
Accumulated earnings	**341,673**	308,517
Accumulated Trust Unit distributions	**(583,087)**	(507,962)
	482,289	515,944
	$ **823,849**	$ 826,797

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND UNITHOLDERS' EQUITY

(unaudited) ($ thousands, except per Trust Unit amounts)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Revenues				
Oil and natural gas sales	$ **83,222**	$ 80,723	$ **163,361**	$ 150,348
Royalties	**17,063**	17,674	**35,604**	31,450
	66,159	63,049	**127,757**	118,898
Expenses				
Transportation	**1,075**	1,540	**2,242**	2,875
Operating	**13,949**	12,607	**25,721**	23,713
General and administrative	**1,750**	1,877	**3,927**	3,424
Interest on long term debt	**1,931**	1,431	**3,775**	2,902
Depletion, depreciation and accretion	**29,367**	31,300	**60,004**	56,948
Trust Unit incentive compensation *(note 4)*	**607**	304	**1,222**	602
Internalization of management contract	**368**	735	**736**	1,469
	49,047	49,794	**97,627**	91,933
Earnings before taxes	**17,112**	13,255	**30,130**	26,965
Capital and large corporation taxes	**97**	404	**226**	629
Future income tax recovery	**(1,766)**	(3,221)	**(3,252)**	(8,532)
Net earnings	$ **18,781**	$ 16,072	$ **33,156**	$ 34,868
Unitholders' equity, beginning of period	**496,898**	492,768	**515,944**	364,215
Issue of Trust Units *(note 4)*	**3,472**	4,766	**6,764**	148,347
Change in Exchangeable Shares, net *(note 4)*	**368**	735	**736**	1,469
Change in contributed surplus	**398**	182	**814**	391
Distributions to Unitholders	**(37,628)**	(36,977)	**(75,125)**	(71,744)
Unitholders' equity, end of period	$ **482,289**	$ 477,546	$ **482,289**	$ 477,546
Net earnings per Trust Unit *(note 4)*				
Basic	$ **0.34**	$ 0.30	$ **0.61**	$ 0.69
Diluted	$ **0.34**	$ 0.29	$ **0.60**	$ 0.68

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) ($ thousands)

	Three months ended June 30, 2005	Three months ended June 30, 2004	Six months ended June 30, 2005	Six months ended June 30, 2004
Operating activities				
Net earnings	**$ 18,781**	$ 16,072	**$ 33,156**	$ 34,868
Items not requiring cash				
Depletion, depreciation and accretion	**29,367**	31,300	**60,004**	56,948
Internalization of management contract	**368**	735	**736**	1,469
Trust Unit incentive compensation	**607**	304	**1,222**	602
Gain on sale of other assets	**(1,004)**	-	**(1,004)**	(621)
Future income tax recovery	**(1,766)**	(3,221)	**(3,252)**	(8,532)
Cash flow before change in non-cash working capital	**46,353**	45,190	**90,862**	84,734
Asset retirement expenditures	**(437)**	(19)	**(910)**	(218)
Change in non-cash working capital *(note 5)*	**4,600**	(9,208)	**13,572**	(19,639)
	50,516	35,963	**103,524**	64,877
Financing activities				
Increase in long term debt	**28,686**	3,754	**25,285**	46,927
Distributions to Unitholders	**(37,628)**	(36,977)	**(75,125)**	(71,744)
Issue of Trust Units	**3,263**	4,644	**6,356**	148,136
	(5,679)	(28,579)	**(43,484)**	123,319
Change in non-cash working capital *(note 5)*	**86**	148	**169**	4,258
	(5,593)	(28,431)	**(43,315)**	127,577
Total cash provided	**$ 44,923**	$ 7,532	**$ 60,209**	$ 192,454
Investing activities				
Property acquisitions	**$ (14)**	$ (1,722)	**$ (1,333)**	$ (2,167)
Corporate acquisitions	**(31,360)**	(31)	**(31,360)**	(177,020)
Capital expenditures	**(11,270)**	(9,618)	**(25,732)**	(20,625)
Long term investments	**-**	-	**-**	(21)
Proceeds on sale of fixed assets	**(66)**	2,374	**(56)**	2,542
Proceeds on sale of other assets	**1,004**	-	**1,336**	1,000
	(41,706)	(8,997)	**(57,145)**	(196,291)
Change in non-cash working capital *(note 5)*	**(3,217)**	1,465	**(3,064)**	3,837
Total cash used	**$ (44,923)**	$ (7,532)	**$ (60,209)**	$ (192,454)

See selected accompanying notes to the interim financial statements

Notes to the Consolidated Financial Statements

For the periods ended June 30, 2005 and 2004

1. Significant Accounting Policies

The interim consolidated financial statements of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004 unless otherwise disclosed. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Shiningbank's annual report for the year ended December 31, 2004.

2. Long Term Debt

Shiningbank Energy Ltd. (the "Corporation") has a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $207.4 million was drawn at June 30, 2005. The revolving period extends to April 27, 2006. If the revolving facility is not renewed on that date, it will revert to a two year term with principal payments commencing on July 28, 2006. The facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to cash flow ratio, or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee.

3. Fixed Assets

Acquisition of Outlook Energy Corp.

Effective June 21, 2005 the Corporation acquired 99.9% of the issued and outstanding common shares of Outlook Energy Corp. ("Outlook") for $31.2 million. The transaction closed June 21, 2005. The acquisition was accounted for by the purchase method and the results of operations of Outlook are included in the accounts from the closing date. The following allocation of net assets acquired is a preliminary calculation which is subject to change with regards to closing adjustments and other items.

Cash consideration	$	31,210
Related fees and expenses		150
Cost of acquisition	$	31,360
Working capital deficiency	$	(496)
Future income taxes		(7,800)
Asset retirement obligation		(806)
Goodwill		7,601
Petroleum and natural gas properties and equipment		32,861
Total consideration	$	31,360

4. Trust Units

(a) Authorized
300,000,000 Trust Units

(b) Issued

	Number	Amount (000s)
Balance, December 31, 2004	**54,140,619**	**$706,954**
Issued on exercise of rights	**201,667**	**2,510**
Issued for cash under Distribution Reinvestment Plan	**182,070**	**3,910**
Less: Commissions and issue costs		**(64)**
Transfer from contributed surplus on exercise of rights		**408**
Balance, June 30, 2005	**54,524,356**	**$713,718**

(c) Exchangeable Shares [1]

	Number	Amount (000s)
Balance, December 31, 2004	**263,482**	**$7,019**
Amortization of deferred portion		**736**
Balance, June 30, 2005	**263,482**	**$7,755**
Exchange ratio, June 30, 2005	**1.39023**	
Trust Units issuable upon conversion of non-escrowed shares	**366,301**	
Trust Units issuable upon conversion of 353,614 escrowed shares	**491,605**	
Total Trust Units issuable upon conversion of all shares	**857,906**	

[1] The Exchangeable Shares are non-transferable.

(d) Trust Unit Rights Incentive Plan

At June 30, 2005, there were 1,937,734 (2004 - 1,578,335) rights outstanding, of which 620,234 (2004 – 503,335) were exercisable at a weighted average exercise price of $13.29 (2004 - $13.62).

	Number	Weighted Average Exercise Price
Balance, December 31, 2004	**1,396,901**	**$14.74**
Granted	**767,500**	**21.45**
Exercised	**(201,667)**	**12.45**
Forfeited	**(25,000)**	**18.83**
Balance before reduction of exercise price	**1,937,734**	**$17.58**
Reduction of exercise price		**(0.66)**
Balance, June 30, 2005	**1,937,734**	**$16.92**

The following table summarizes information about Trust Unit rights outstanding and exercisable at June 30, 2005:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding At 6/30/05	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price	Number Exercisable At 6/30/05	Weighted Average Exercise Price
$9.00 to $12.99	**640,235**	**6.7**	**$ 12.24**	**480,235**	**$ 12.37**
$13.00 to $16.99	**459,999**	**8.5**	**$ 16.58**	**139,999**	**$ 16.45**
$17.00 to $21.50	**837,500**	**9.5**	**$ 20.69**	**-**	**-**
$9.00 to $21.50	**1,937,734**	**8.3**	**$ 16.92**	**620,234**	**$ 13.29**

Shiningbank recorded Trust Unit incentive compensation expense of $1,222,000 for the six months ended June 30, 2005 (2004 – $602,000) and $607,000 for the quarter (2004 - $304,000) for rights issued between 2003 and 2005, and which vested in 2005.

During the first half of 2005, $408,000 (2004 - $211,000) of contributed surplus was transferred to Trust Unit equity in respect of rights exercised during the period. For the second quarter, $209,000 (2004 - $124,000) was transferred.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	Amount (000s)
Balance, December 31, 2004	**$ 1,416**
Trust Unit incentive compensation	**1,222**
Net benefit on rights exercised [1]	**(408)**
Balance, June 30, 2005	**$ 2,230**

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to Unitholders' capital.

The $3.6 million fair value of the 767,500 rights issued during the first half of 2005 ($223,000 fair value of 50,000 rights issued during the quarter) was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 3.81 to 4.21% (3.81 to 4.14% for the quarter), volatility of 60%, life of 10 years, and a distribution yield rate of 10% representing the difference between the anticipated distribution and the anticipated drop in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. The rights granted on January 1, 2002 fully vested on January 1, 2005 and therefore, no Trust Unit incentive compensation expense related to those rights would have been recorded during the quarter. For the six months ended June 30, 2004, Shiningbank's net income would have decreased by $254,000 ($127,000 for the quarter) due to additional Trust Unit incentive compensation expense related to those rights. Neither basic nor diluted per Trust Unit figures would have changed as a result of this additional expense.

(e) Per Trust Unit amounts

For the six months ended June 30, 2005, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 54,714,567 (2004 – 50,253,923) and for the three months ended June 30, 2005 was 54,813,864 (2004 - 53,569,521). In computing diluted net earnings per Trust Unit, the dilutive effect of Trust Unit rights and escrowed Exchangeable Shares added 677,306 Trust Units (2004 –

956,302) for the six months and 596,453 (2004 – 972,407) for the quarter, to the weighted average number of Trust Units outstanding.

5. Other Cash Flow Disclosures

	Three months ended June 30, 2005 (000s)	Three months ended June 30, 2004 (000s)	Six months ended June 30, 2005 (000s)	Six months ended June 30, 2004 (000s)
Change in non-cash operating working capital				
Accounts receivable	**$ (1,193)**	$ (7,897)	**$ 6,242**	$ (24,682)
Prepaid expenses	**17**	(170)	**15**	(1,713)
Accounts payable and accrued liabilities	**5,776**	(1,141)	**7,315**	6,756
	$ 4,600	$ (9,208)	**$ 13,572**	$ (19,639)
Change in non-cash financing working capital				
Distributions payable to Unitholders	**$ 86**	$ 148	**$ 169**	$ 4,258
Change in non-cash investing working capital				
Accounts payable for capital accruals	**$ (3,217)**	$ 1,465	**$ (3,064)**	$ 3,837
Cash payments				
Cash payments made for taxes	**$ 88**	$ 145	**$ 92**	$ 301
Cash payments made for interest	**$ 1,751**	$ 507	**$ 3,701**	$ 2,003

6. Financial Instruments

At June 30, 2005, Shiningbank held certain oil and natural gas hedge contracts, the terms of which are listed in the following table. The estimated market value at June 30, 2005, had the contracts been settled at that time, would have been a loss of $1.5 million.

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65/GJ floor $7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90/GJ floor $9.50/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling

7. Subsequent Event

The Fund, the Corporation and Blizzard Energy Inc. ("Blizzard") entered into an arrangement agreement dated June 6, 2005, as amended and restated June 27, 2005. Pursuant to the Arrangement Agreement, the Fund will acquire the majority of Blizzard's natural gas assets, while certain of Blizzard's producing assets and undeveloped lands will be transferred to Zenas Energy Corp. As a result, pursuant to the Arrangement, Shiningbank issued 8,837,793 Trust Units and $46.6 million cash in exchange for all of the issued and outstanding shares of Blizzard and assumed debt and working capital deficiency of approximately $42.0 million. The Plan was approved by Blizzard Shareholders at a Special Meeting held on July 28, 2005.

Upon the above mentioned close, the Corporation's revolving credit facility was increased from $250 million to $330 million.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

SHININGBANK
Energy Income Fund

August 2, 2005

TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ACQUIRES BLIZZARD SHARES AND AMALGAMATES WITH BLIZZARD AND OUTLOOK

Shiningbank Energy Income Fund ("Shiningbank") announced today that, further to the joint press releases of Shiningbank and Blizzard Energy Inc. ("Blizzard") dated June 6, 2005 and July 28, 2005, the previously announced plan of arrangement involving Shiningbank and Blizzard has been closed and is effective today.

Immediately thereafter, Shiningbank Energy Ltd. (Shiningbank's administrator corporation) amalgamated with its wholly-owned subsidiary, Outlook Energy Inc., and with Blizzard to continue as one corporation under the name "Shiningbank Energy Ltd." pursuant to the provisions of the *Business Corporations Act* (Alberta).

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust and its units are listed on The Toronto Stock Exchange under the symbol SHN.UN.

For further information, please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.

Telephone:	(403) 268-7477
Facsimile:	(403) 268-7499
Toll free:	(866)268-7477
E-Mail:	irinfo@shiningbank.com
Website :	www.shiningbank.com

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

A-39



SHININGBANK ENERGY INCOME FUND

SHN.UN

BUILT FOR THE LONG TERM

Q2 Second Quarter Report 2005

- **Distributions remained stable** at $0.69 per unit for the ninth consecutive quarter ($0.23 per unit per month).
- **Closed acquisition of Outlook Energy Corp. for $31.4 million**, adding approximately 600 boe/d of production.
- **An additional 4,600 boe/d was added August 2** through the closing of the $275 million acquisition of Blizzard Energy Inc.
- **Natural gas prices averaged $7.80/mcf**, one of the highest ever for a quarterly period.

SECOND QUARTER HIGHLIGHTS

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
FINANCIAL ($ thousands except per Trust Unit amounts)						
Oil and natural gas sales	**$ 83,222**	$ 80,723	3	**$ 163,361**	$ 150,348	9
Net earnings before income tax	**17,015**	12,851	32	**29,904**	26,336	14
Future income tax recovery	**(1,766)**	(3,221)	(45)	**(3,252)**	(8,532)	(62)
Net earnings after income tax	**18,781**	16,072	17	**33,156**	34,868	(5)
Cash flow before change in non-cash working capital	**46,353**	45,190	3	**90,862**	84,734	7
Distributions to Unitholders	**37,628**	36,977	2	**75,125**	71,744	5
Distributions per Trust Unit	**0.69**	0.69	–	**1.38**	1.38	–
Long term debt	**207,432**	168,618	23	**207,432**	168,618	23
Unitholders' equity	**482,289**	477,546	1	**482,289**	477,546	1
OPERATIONS						
Daily Production – Oil (bbl/d)	**2,354**	2,725	(14)	**2,341**	2,434	(4)
– Natural gas (mmcf/d)	**81.7**	89.6	(9)	**84.2**	85.8	(2)
– Natural gas liquids (bbl/d)	**2,926**	3,034	(4)	**3,083**	2,852	8
– Oil equivalent (boe/d)	**18,891**	20,693	(9)	**19,458**	19,586	(1)
Average Prices (including hedging)						
– Oil ($/bbl)	**$ 56.75**	$ 43.05	32	**$ 56.50**	$ 41.50	36
– Natural gas ($/mcf)	**$ 7.80**	$ 7.26	7	**$ 7.41**	$ 7.16	3
– Natural gas liquids ($/bbl)	**$ 45.29**	$ 39.19	16	**$ 45.61**	$ 37.68	21
– Oil equivalent ($/boe)	**$ 47.83**	$ 42.87	12	**$ 46.08**	$ 42.01	10
UNIT TRADING						
Units traded (thousands)	**8,916**	10,752	(17)	**18,490**	21,387	(14)
Value traded ($ thousands)	**$ 186,959**	$ 201,264	(7)	**$ 398,888**	$ 388,635	3
Unit price – High	**$ 22.19**	$ 19.74		**$ 23.35**	$ 19.74	
– Low	**$ 19.60**	$ 17.44		**$ 19.60**	$ 16.51	
– Close	**$ 21.55**	$ 19.15		**$ 21.55**	$ 19.15	
Units outstanding (thousands)	**54,524**	53,608		**54,524**	53,608	



FELLOW UNITHOLDERS

It was an eventful second quarter. We announced two acquisitions which have significantly increased production going into the second half of the year. Approximately 5,200 boe/d, 95% natural gas, has been added to our production volumes; 600 boe/d on June 21, and 4,600 boe/d on August 2. Both acquisitions were completed at attractive prices, and we expect them to be accretive to Unitholders on all measures: cash flow, net asset value, and both production and reserves on a per unit basis.

In addition to volume growth, the transactions have increased our natural gas weighting to 78% of total production. Another and longer-term impact was to double our undeveloped land holdings, with the acquired acreage located in areas that strategically fit with our focus on long-life natural gas assets with attractive development potential.

ACQUISITIONS

Outlook Energy Corp.

The first acquisition was the $31.4 million purchase of Outlook Energy Corp., a private natural gas focused company, adding current production of 600 boe/d, 95% natural gas. The majority of that production is from properties near existing Shiningbank operations in west-central Alberta. We also acquired 6,000 net acres of undeveloped land in the area. This purchase was funded entirely through Shiningbank's existing credit facilities and closed on June 21.

This acquisition was an excellent property fit with our west-central Alberta producing areas and brings with it a program of development drilling opportunities with the potential to increase its production by 30 – 50% by the end of 2005. We estimate adding approximately $2 million to our capital expenditure program in the second half of 2005 as we begin to exploit these assets. In July, we drilled two wells on these properties, both of which are potential gas wells pending completion and tie-in.

Blizzard Energy Inc.

The second and much larger acquisition, a $275 million cash and Trust Unit deal with Blizzard Energy Inc., closed on August 2 boosting production by approximately 4,600 boe/d, again, 95% natural gas. Shiningbank acquired an attractive suite of long-life natural gas properties located in the Peace River Arch area near Grande Prairie and the Sousa area of north-western Alberta. In these two concentrated core areas we have also acquired 265,000 acres of undeveloped land with an attractive portfolio of multi-zone drilling opportunities which we will begin pursuing in the second half of this year.

This acquisition was accomplished through a "plan of arrangement" which required the affirmative vote of 2/3 of Blizzard shareholders and received 98% approval from those shareholders. Under the plan, Shiningbank has issued 8.8 million Trust Units, paid $46.6 million in cash and assumed $42.0 million in debt and working capital deficiency to fund the purchase. Because of the relative strength of the price of Shiningbank units, this acquisition is expected to be highly accretive to cash flow and net asset value per unit.

Blizzard was a publicly traded junior oil and gas company which had grown to produce over 5,000 boe/d in less than two years through a combination of acquisition, exploration and development. As part of the transaction, the management team of Blizzard retained approximately 400 boe/d in a newly created public junior oil and gas company. For Shiningbank, the key features of the Blizzard acquisition were:

- production of approximately 4,600 boe/d
- 95% of production is natural gas
- extremely focused properties in two areas – Sousa in northwest Alberta and in the Peace River Arch area near Grande Prairie, Alberta
- production is in areas with established infrastructure
- significant inventory of development drilling possibilities on 265,000 acres of undrilled land
- virtually all of the gas production is uncontracted and unhedged.

During the second half of 2005, we will commence exploitation of these lands. A major development program is planned for first quarter 2006 in the Sousa area, and further programs are planned for the Grande Prairie opportunities later in 2005 and early 2006.

PRODUCTION

Second quarter production decreased by 9% to 18,891 boe/d from second quarter 2004. The reduction was due to normal production declines which were in line with our internal expectations. The tie-in of an estimated 500 boe/d from wells drilled in last year's fourth quarter and first quarter 2005 was delayed due to a prolonged spring break-up and record rainfall in June. Flood damage also caused the partial shut-in of the Caroline area resulting in the loss of approximately 225 boe/d for the quarter, some of which will continue into the third quarter. Regular planned maintenance reduced second quarter production by 135 boe/d and will temporarily reduce volumes by an approximate 425 boe/d in the third quarter.

PRICING

Gas prices in the second quarter averaged $7.80/mcf. While spot prices have been higher in the past for short periods of time, our average price was one of the highest ever received by the Fund for a full quarter. This unprecedented level is due primarily to the strength in oil prices, combined with general nervousness about the ability of the gas supply to meet demand. Contributing to the market's anxiety are concerns surrounding air conditioning demand with warm summer weather and the early onset of an active hurricane season which, as we saw last year, can disrupt supply from the US Gulf of Mexico.

Oil prices remain at all-time highs as this is written. For the second quarter, realized prices set a new quarterly high averaging $56.75/bbl. We do not see any reason for short-term weakening in markets and expect robust pricing in the second half of the year.

DEVELOPMENT ACTIVITY

During the second quarter, Shiningbank participated in drilling 16 wells (4.0 net), with all but two (2.0 net) operated by others. We delayed most of our operated drilling program until the summer months in order to reduce costs associated with winter operations. However, the summer program did not really get started in Alberta until mid-July due to drilling delays across the industry caused by an extended spring break-up season and heavy rainfall in June. Most of Shiningbank's wells were not completed by the end of the quarter and we are awaiting accurate test data. However, based on present indications, of the 16 wells drilled, two are potential oil wells (1.3 net), 13 are potential gas wells (2.6 net) and one was a dry hole (0.1 net). These wells should be completed in the third quarter with production commencing later in the year.

NEW DIRECTOR

We would like to welcome Richard W. Clark to the Board of Directors. Richard has been the Fund's Corporate Secretary and general counsel since its inception in 1996 and has contributed greatly to our success. Richard has practiced law in Calgary since 1991 and is currently a partner with Gowling Lafleur Henderson LLP, the Fund's external legal advisor. Richard's knowledge of the oil and gas business and securities legislation will add significant strength to the Board.

SUSTAINABLE DISTRIBUTIONS

The growth in production and cash flow from our two recent acquisitions, mainly the Blizzard deal, will begin to be seen in the third quarter. Longer-term, we have acquired substantial undeveloped lands which fit with our strategy of focusing on long-life natural gas assets with attractive and substantial multi-zone development opportunities. As we move to exploit these opportunities, a prime goal will be to maintain distributions at a steady level while using cash flow as much as possible to fund an active capital expenditure program. The unprecedented strength in natural gas prices is helping greatly in achieving this goal. While wet weather and poor field conditions worked against the entire industry through the past spring and early summer, we expect to be back on course with drilling and well tie-ins over the course of the year. In all, Shiningbank is well positioned to continue to provide stable distributions to Unitholders.



DAVID M. FITZPATRICK
President and Chief Executive Officer

August 4, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three and six month periods ended June 30, 2005. This information is provided as of August 4, 2005. The second quarter and half-year results have been compared with the corresponding periods in 2004. This MD&A should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the accompanying notes, and the December 31, 2004 Annual Information Form ("AIF"). These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

SUPPLEMENTAL DISCLOSURE

Management believes that distributions to Unitholders, cash flow and operating netbacks are useful supplemental measures. Distributions to Unitholders should not be construed as an alternative to net income as determined by Canadian generally accepted accounting principles ("GAAP"). All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital, which management uses to analyze operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Operating netbacks, which are calculated as average unit sales price less royalties, transportation costs and operating costs, represent the cash margin for product sold, calculated on a boe basis. Distributions to Unitholders, cash flow and operating netbacks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "may," "expects" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this MD&A and in the AIF, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

BARREL OF OIL EQUIVALENT

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

REPORTING CURRENCY

All figures are in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

PRODUCTION VOLUMES

Daily Production Volumes

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Oil (bbl/d)	**2,354**	2,725	(14)	**2,341**	2,434	(4)
Natural gas (mmcf/d)	**81.7**	89.6	(9)	**84.2**	85.8	(2)
Natural gas liquids (bbl/d)	**2,926**	3,034	(4)	**3,083**	2,852	8
Oil equivalent (boe/d)	**18,891**	20,693	(9)	**19,458**	19,586	(1)
Natural gas % of production	**72%**	72%	–	**72%**	73%	(1)

Daily production for the second quarter averaged 18,891 boe/d, down 9% from the same period last year. For the first half of the year, daily production volumes averaged 19,458 boe/d, 1% lower than in 2004. The decreases reflect normal declines in the production base which were not fully offset by production from new wells, as anticipated. Wet weather delayed the tie-in of wells drilled in fourth quarter 2004 and first quarter 2005. An additional 225 boe/d was lost in the second quarter from pipeline damage caused by unprecedented flooding in southern Alberta. A similar amount is expected to be lost in the third quarter as pipeline repairs are completed. However, total production will increase by an approximate 20% for the second half of the year due to the recent acquisitions of Outlook Energy Corp. ("Outlook") and Blizzard Energy Inc. ("Blizzard") with production expected to average from 23,500 to 24,000 boe/d.

PRICING – INCLUDING HEDGING ACTIVITY

Average Prices – After Hedging

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Average Prices						
Oil ($/bbl)	**$ 56.75**	$ 43.05	32	**$ 56.50**	$ 41.50	36
Natural gas ($/mcf)	**$ 7.80**	$ 7.26	7	**$ 7.41**	$ 7.16	3
Natural gas liquids ($/bbl)	**$ 45.29**	$ 39.19	16	**$ 45.61**	$ 37.68	21
Oil equivalent ($/boe)	**$ 47.83**	$ 42.87	12	**$ 46.08**	$ 42.01	10
Benchmark Prices						
WTI (US$/bbl)	**$ 53.20**	$ 38.31	39	**$ 51.51**	$ 36.73	40
AECO natural gas (Cdn$/mcf)	**$ 7.37**	$ 6.80	8	**$ 7.03**	$ 6.70	5

Natural Gas

Shiningbank's realized natural gas prices averaged $7.80/mcf for the quarter, 7% higher than second quarter 2004. Year to date, the average price was 3% higher at $7.41. Hedging decreased the gas price by $0.05/mcf for the quarter but had no significant impact on the year to date price. This compares with a 2004 hedging loss of $0.09/mcf for the quarter and $0.05/mcf for the first six months. Futures prices remain high with upcoming winter prices averaging over $9.00/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $56.75/bbl, up 32% from second quarter 2004. Realized oil prices for the first half were $56.50/bbl, up 36% from 2004. Hedging reduced the price by $0.83/bbl for the quarter and $0.61/bbl year to date, compared with 2004 hedging losses of $3.66/bbl for the quarter and $2.97/bbl for the first six months.

The benchmark West Texas Intermediate ("WTI") price averaged 39% higher for the quarter and 40% year to date, however strength in the Canadian dollar partially offset this increase. Oil prices continue to be exceptionally high, with WTI futures averaging over $60.00/bbl for the remainder of 2005.

NGL prices were also strong reflecting high oil prices. The quarterly average NGL price was 16% higher than in second quarter 2004 at $45.29/bbl, and 21% higher year to date at an average $45.61/bbl.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of cash flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00 /GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65 /GJ floor $7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90 /GJ floor $9.50/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50 /GJ floor $12.00/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling

REVENUES

	Three months ended June 30,				Six months ended June 30,			
(000s)	2005	% of Revenue	2004	% of Revenue	2005	% of Revenue	2004	% of Revenue
Oil	**$ 12,335**	**15**	$ 11,583	14	**$ 24,193**	**15**	$ 19,697	13
Natural gas	**58,364**	**70**	59,947	74	**112,931**	**69**	112,638	75
Natural gas liquids	**12,057**	**14**	10,820	14	**25,453**	**15**	19,558	13
Other income (loss)	**1,005**	**1**	(5)	–	**1,077**	**1**	610	–
Gas hedging	**(360)**	**–**	(715)	(1)	**(36)**	**–**	(840)	–
Oil hedging	**(179)**	**–**	(907)	(1)	**(257)**	**–**	(1,315)	(1)
	$ 83,222	**100**	$ 80,723	100	**$ 163,361**	**100**	$ 150,348	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended June 30,	Six months ended June 30,
(000s)	2005/2004	2005/2004
Oil and natural gas liquids		
Volume increase (decrease)	**$ (1,842)**	**$ 666**
Price increase	**4,558**	**10,782**
Net increase	**$ 2,716**	**$ 11,448**
Natural gas		
Volume decrease	**$ (5,243)**	**$ (2,675)**
Price increase	**4,016**	**3,773**
Net increase (decrease)	**$ (1,227)**	**$ 1,098**

ROYALTIES

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Total royalties, net (000s)	**$ 17,063**	$ 17,674	(3)	**$ 35,604**	$ 31,450	13
As a % of revenue	**20.5%**	21.9%	(6)	**21.8%**	20.9%	4
Per boe	**$ 9.93**	$ 9.39	6	**$ 10.11**	$ 8.82	15

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate decreased in second quarter 2005 due to the receipt of gas cost allowance credits for 2004. Excluding this one time adjustment, the royalty rate for the quarter would have been 21.7%. The Fund expects rates to average 22.5% for the remainder of 2005.

TRANSPORTATION COSTS

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Transportation costs (000s)	**$ 1,075**	$ 1,540	(30)	**$ 2,242**	$ 2,875	(22)
Per boe	**$ 0.63**	$ 0.82	(23)	**$ 0.64**	$ 0.81	(21)

On a boe basis, transportation costs declined 23% from second quarter 2004 and 21% year to date. The decrease resulted from the termination of certain transportation service commitments. These terminations are not expected to impact the Fund's ability to market its production.

OPERATING COSTS

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Operating costs (000s)	**$ 13,949**	$ 12,607	11	**$ 25,721**	$ 23,713	8
Per boe	**$ 8.11**	$ 6.69	21	**$ 7.30**	$ 6.65	10

Operating costs on a boe basis increased 21% from second quarter 2004 and 10% year over year, mainly due to two factors: higher field and plant maintenance costs in most areas, and extra costs associated with the second quarter flooding in southern Alberta. Operating costs should decrease slightly in the third quarter with the incorporation of the Blizzard assets which have lower costs. Operating costs are expected to average $7.00/boe for 2005.

OPERATING NETBACKS

	Three months ended June 30,			Six months ended June 30,		
($/boe)	2005	2004	%	2005	2004	%
Oil and natural gas sales	**$ 47.83**	$ 42.87	12	**$ 46.08**	$ 42.01	10
Other income (loss)	**0.58**	–	–	**0.31**	(0.17)	(282)
Royalties	**(9.93)**	(9.39)	6	**(10.11)**	(8.82)	15
Transportation costs	**(0.63)**	(0.82)	(23)	**(0.64)**	(0.81)	(21)
Operating costs	**(8.11)**	(6.69)	21	**(7.30)**	(6.65)	10
Operating netbacks	**$ 29.74**	$ 25.97	15	**$ 28.34**	$ 25.56	11

Operating netbacks increased 15% quarter over quarter and 11% year over year due to higher commodity prices and lower transportation costs. Higher operating costs partially offset this increase.

GENERAL AND ADMINISTRATIVE COSTS

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
General and administrative costs (000s)	**$ 1,750**	$ 1,877	(7)	**$ 3,927**	$ 3,424	15
Per boe	**$ 1.02**	$ 1.00	2	**$ 1.12**	$ 0.96	17
Per average Trust Unit	**$ 0.03**	$ 0.04	(25)	**$ 0.07**	$ 0.07	–

General and administrative costs remained relatively flat on a boe basis from second quarter 2004. Year over year costs increased 17% on a boe basis due to higher activity levels related to acquisitions, development activities and increasing costs due to additional regulatory requirements. Costs are expected to average $1.25/boe for the remainder of 2005.

INTEREST ON LONG TERM DEBT

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Interest on long term debt (000s)	**$ 1,931**	$ 1,431	35	**$ 3,775**	$ 2,902	30
Per boe	**$ 1.12**	$ 0.76	47	**$ 1.07**	$ 0.81	32
Per average Trust Unit	**$ 0.04**	$ 0.03	33	**$ 0.07**	$ 0.06	17

Interest expense, which includes bank charges, increased 35% from second quarter 2004 and 30% year over year due to higher debt levels resulting from the funding of acquisitions and capital expenditures. Shiningbank is currently in compliance with all external debt covenants.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Depletion, depreciation and accretion (000s)	**$ 29,367**	$ 31,300	(6)	**$ 60,004**	$ 56,948	5
Per boe	**$ 17.08**	$ 16.62	3	**$ 17.04**	$ 15.98	7

Depletion, depreciation and accretion rose 3% per boe for the second quarter and 7% year over year. These increases were primarily related to the effect of the acquisitions in first quarter 2004.

TRUST UNIT INCENTIVE COMPENSATION

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Trust Unit incentive compensation (000s)	**$ 607**	$ 304	100	**$ 1,222**	$ 602	103
Per boe	**$ 0.35**	$ 0.16	119	**$ 0.35**	$ 0.17	106

During second quarter 2005, three new issues aggregating 50,000 Trust Unit rights were granted. Four new issues of rights aggregating 767,500 (2004 – 495,000) have been granted during the year. The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total second quarter 2005 expense of $607,000 (2004 – $304,000) represented the fair value of rights issued during 2003 through to 2005 and which vested in second quarter 2005. All of these costs are "non-cash" costs and are not deducted in calculating distributions to Unitholders.

INTERNALIZATION OF MANAGEMENT CONTRACT

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Internalization of management contract (000s)	**$ 368**	$ 735	(50)	**$ 736**	$ 1,469	(50)
Per boe	**$ 0.21**	$ 0.39	(46)	**$ 0.21**	$ 0.41	(49)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former Manager of the Fund. Prior to the acquisition, the Fund paid fees of 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During second quarter 2005, $368,000 (2004 – $735,000) was expensed, representing the amortization of these escrowed Exchangeable Shares.

TAXES

	Three months ended June 30,			Six months ended June 30,		
	2005	2004	%	2005	2004	%
Capital and large corporation taxes (000s)	**$ 97**	$ 404	(76)	**$ 226**	$ 629	(64)
Future income tax recovery (000s)	**$ (1,766)**	$ (3,221)	(45)	**$ (3,252)**	$ (8,532)	(62)
Per boe	**$ (0.97)**	$ (1.50)	(35)	**$ (0.86)**	$ (2.22)	(61)

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to Unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities.

NET EARNINGS

Shiningbank's second quarter earnings were $18.8 million (2004 – $16.1 million) or $0.34 per Trust Unit, basic and diluted (2004 – $0.30 basic, $0.29 diluted). Year to date net earnings were $33.2 million (2004 – $34.9 million) or $0.61 per Trust Unit basic, $0.60 diluted (2004 – $0.69 basic, $0.68 diluted).

DISTRIBUTIONS TO UNITHOLDERS

	Three months ended June 30,			Six months ended June 30,		
(000s except per Trust Unit amounts)	2005	2004	%	2005	2004	%
Cash flow before change in non-cash working capital	**$ 46,353**	$ 45,190	3	**$ 90,862**	$ 84,734	7
Capital expenditures	**(11,270)**	(9,618)	17	**(25,732)**	(20,625)	25
Asset retirement expenditures	**(437)**	(19)	2,200	**(910)**	(218)	317
Working capital adjustments	**2,982**	1,424	109	**10,905**	7,853	39
Distributions to Unitholders	**$ 37,628**	$ 36,977	2	**$ 75,125**	$ 71,744	5
Distributions per Trust Unit	**$ 0.69**	$ 0.69	–	**$ 1.38**	$ 1.38	–
Trust Units outstanding	**54,524**	53,608	2	**54,524**	53,608	2

Total distributions to Unitholders increased 2% for the second quarter and 5% year to date over 2004. The increases were based on large gains in pricing for oil and NGL and strong gas prices.

On a per Trust Unit basis, distributions were consistent in both periods at $0.69 for the quarter and $1.38 year to date. The increase in the number of Trust Units outstanding offset the higher cash flow. The Fund paid out 81% of its cash flow from the second quarter 2005, 83% year to date.

QUARTERLY FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Oil and natural gas sales	**$ 83,222**	$ 80,139	$ 82,453	$ 74,713
Net earnings before income tax	**17,015**	12,889	13,974	12,297
Per Trust Unit – basic	**0.31**	0.24	0.26	0.24
Per Trust Unit – diluted	**0.31**	0.23	0.25	0.23
Net earnings after income tax	**18,781**	14,375	88,038	15,900
Per Trust Unit – basic	**0.34**	0.26	1.62	0.30
Per Trust Unit – diluted	**0.34**	0.26	1.60	0.29
Cash flow before change in non-cash working capital	**46,353**	44,509	47,220	42,924
Per weighted average Trust Unit	**0.85**	0.81	0.87	0.80
Distributions to Unitholders	**37,628**	37,497	37,390	37,226
Per Trust Unit	**0.69**	0.69	0.69	0.69
Payout ratio	**81%**	84%	79%	87%

	June 30, 2004	March 31, 2004	December 31, 2003	September 30, 2003
Oil and natural gas sales	$ 80,723	$ 69,625	$ 58,474	$ 63,046
Net earnings before income tax	12,851	13,485	6,092	13,227
Per Trust Unit – basic	0.24	0.29	0.14	0.30
Per Trust Unit – diluted	0.24	0.28	0.14	0.29
Net earnings after income tax	16,072	18,796	5,354	15,517
Per Trust Unit – basic	0.30	0.40	0.12	0.35
Per Trust Unit – diluted	0.29	0.39	0.12	0.35
Cash flow before change in non-cash working capital	45,190	39,544	30,082	35,057
Per weighted average Trust Unit	0.84	0.84	0.68	0.79
Distributions to Unitholders	36,977	34,767	30,629	30,442
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	82%	88%	102%	87%

Quarterly fluctuations are primarily the result of production increases due to acquisitions, volumes added through the Fund's development drilling program and realized commodity prices which can be extremely volatile.

Volume increases from acquisitions occurred in second quarter 2003 through the acquisition of assets at Ferrier/O'Chiese and again, in second quarter 2004 with the acquisition of Birchill Resources Limited. The Fund's development drilling program strives to replace natural declines on the production base, with results fluctuating depending on field access for equipment and drilling success. Shiningbank's drilling success rate in 2005 has been 98%.

Natural gas prices remained strong and relatively consistent through the eight quarters. Oil prices increased substantially in late 2004. With oil playing a small role in Shiningbank's overall revenues and with increased capital programs absorbing the extra cash flow, there was no change in distributions.

COSTS OF ACQUISITIONS AND DEVELOPMENT

During the second quarter, Shiningbank spent $31.4 million on the acquisition of Outlook. This acquisition is expected to add 600 boe/d to production for the remainder of the year.

A total of $11.3 million was spent on drilling and new facilities during the second quarter and $25.7 million in the first half of 2005, compared with $9.6 million and $20.6 million, respectively for the same periods in 2004. Cash flow funded $8.7 million of the second quarter expenditures and $15.7 million of the year to date expenditures, with the balance funded by debt and proceeds from the Fund's Distribution Reinvestment Plan. The capital program funded a successful development drilling and tie-in program concentrated in the Ferrier/O'Chiese area. While second quarter field operations were postponed due to wet weather, the Fund's drilling program will be more active in the summer and fall of 2005.

LIQUIDITY AND CAPITAL RESOURCES

Shiningbank's ability to grow depends on access to bank lines of credit and periodic equity infusions. Smaller acquisitions through the course of a year are funded by bank debt. Equity is issued to fund single large acquisitions, or to pay down debt acquired following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

LONG TERM DEBT

The Fund has a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $207.4 million was drawn at June 30, 2005. This facility was increased from $250 million as a result of the Blizzard acquisition. The revolving period extends to April 27, 2006, at which time the facility reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2006. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. At June 30, 2005 the debt to cash flow ratio was 1:1. Draw-downs under this facility were used to fund the Blizzard acquisition and, as a result, Shiningbank will have an approximate 1.3 times debt to cash flow ratio in the third quarter.

UNITHOLDERS' EQUITY

A total of 204,621 Trust Units were issued during the second quarter (383,737 year to date) under the Trust Unit Rights Incentive Plan and under the Fund's Distribution Reinvestment Plan.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of August 4, 2005, the Fund had 54,601,812 Trust Units, 263,482 non-escrowed Exchangeable Shares and 353,614 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next three years under the terms of two escrow agreements. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of June 30, 2005, the exchange rate was 1 to 1.39023.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt principal[1]	$ 207,432	$ –	$ 207,432	$ –	$ –
Operating leases	8,102	1,443	3,143	3,248	268
Pipeline transportation	4,121	1,175	2,350	596	–
Total obligations	$ 219,655	$ 2,618	$ 212,925	$ 3,844	$ 268

[1] *The long term debt obligation assumes that the revolving credit line is not renewed in April 2006.*

Shiningbank has on-going capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of cash flow, debt financing and periodic equity financing.

IMPACT OF NEW ACCOUNTING POLICIES

NON-CONTROLLING INTEREST

On March 8, 2005 and effective for second quarter 2005, the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants amended its position on the reporting of exchangeable securities issued by subsidiaries of income trusts. The amendment states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. Shiningbank's Exchangeable Shares meet the specified criteria and therefore, the current treatment of reporting exchangeable securities as equity on the balance sheet continues to be appropriate.

CRITICAL ACCOUNTING ESTIMATES

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

RESERVES

The Fund must estimate its reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Board's Environmental, Corporate Governance and Reserve Review Committee all review and approve the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and asset impairment test.

ASSET RETIREMENT OBLIGATION

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

CONSOLIDATED BALANCE SHEETS

($ thousands)	June 30, 2005 (unaudited)	December 31, 2004 (audited)
ASSETS		
Current assets		
Accounts receivable	**$ 43,974**	$ 50,712
Prepaid expenses	**4,456**	4,471
	48,430	55,183
Fixed assets (note 3)		
Petroleum and natural gas properties and equipment	**1,188,914**	1,133,426
Accumulated depletion and depreciation	**(423,695)**	(364,814)
	765,219	768,612
Goodwill	**9,311**	1,710
Other assets	**889**	1,292
	$ 823,849	$ 826,797
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 44,519**	$ 40,268
Trust Unit distributions payable	**25,099**	24,930
	69,618	65,198
Long term debt (note 2)	**207,432**	182,147
Future income taxes	**37,814**	33,266
Asset retirement obligation	**26,696**	30,242
Unitholders' equity		
Trust Units (note 4)	**713,718**	706,954
Exchangeable Shares (note 4)	**7,755**	7,019
Contributed surplus (note 4)	**2,230**	1,416
Accumulated earnings	**341,673**	308,517
Accumulated Trust Unit distributions	**(583,087)**	(507,962)
	482,289	515,944
	$ 823,849	$ 826,797

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND UNITHOLDERS' EQUITY

	Three months ended June 30,		Six months ended June 30,	
(unaudited) ($ thousands, except per Trust Unit amounts)	2005	2004	2005	2004
Revenues				
Oil and natural gas sales	**$ 83,222**	$ 80,723	**$ 163,361**	$ 150,348
Royalties	**17,063**	17,674	**35,604**	31,450
	66,159	63,049	**127,757**	118,898
Expenses				
Transportation	**1,075**	1,540	**2,242**	2,875
Operating	**13,949**	12,607	**25,721**	23,713
General and administrative	**1,750**	1,877	**3,927**	3,424
Interest on long term debt	**1,931**	1,431	**3,775**	2,902
Depletion, depreciation and accretion	**29,367**	31,300	**60,004**	56,948
Trust Unit incentive compensation (note 4)	**607**	304	**1,222**	602
Internalization of management contract	**368**	735	**736**	1,469
	49,047	49,794	**97,627**	91,933
Earnings before taxes	**17,112**	13,255	**30,130**	26,965
Capital and large corporation taxes	**97**	404	**226**	629
Future income tax recovery	**(1,766)**	(3,221)	**(3,252)**	(8,532)
Net earnings	**$ 18,781**	$ 16,072	**$ 33,156**	$ 34,868
Unitholders' equity, beginning of period	**496,898**	492,768	**515,944**	364,215
Issue of Trust Units (note 4)	**3,472**	4,766	**6,764**	148,347
Change in Exchangeable Shares, net (note 4)	**368**	735	**736**	1,469
Change in contributed surplus	**398**	182	**814**	391
Distributions to Unitholders	**(37,628)**	(36,977)	**(75,125)**	(71,744)
Unitholders' equity, end of period	**$ 482,289**	$ 477,546	**$ 482,289**	$ 477,546
Net earnings per Trust Unit (note 4)				
Basic	**$ 0.34**	$ 0.30	**$ 0.61**	$ 0.69
Diluted	**$ 0.34**	$ 0.29	**$ 0.60**	$ 0.68

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended June 30,		Six months ended June 30,	
(unaudited) ($ thousands)	2005	2004	2005	2004
Operating activities				
Net earnings	**$ 18,781**	$ 16,072	**$ 33,156**	$ 34,868
Items not requiring cash				
Depletion, depreciation and accretion	**29,367**	31,300	**60,004**	56,948
Internalization of management contract	**368**	735	**736**	1,469
Trust Unit incentive compensation	**607**	304	**1,222**	602
Gain on sale of other assets	**(1,004)**	–	**(1,004)**	(621)
Future income tax recovery	**(1,766)**	(3,221)	**(3,252)**	(8,532)
Cash flow before change in non-cash working capital	**46,353**	45,190	**90,862**	84,734
Asset retirement expenditures	**(437)**	(19)	**(910)**	(218)
Change in non-cash working capital (note 5)	**4,600**	(9,208)	**13,572**	(19,639)
	50,516	35,963	**103,524**	64,877
Financing activities				
Increase in long term debt	**28,686**	3,754	**25,285**	46,927
Distributions to Unitholders	**(37,628)**	(36,977)	**(75,125)**	(71,744)
Issue of Trust Units	**3,263**	4,644	**6,356**	148,136
	(5,679)	(28,579)	**(43,484)**	123,319
Change in non-cash working capital (note 5)	**86**	148	**169**	4,258
	(5,593)	(28,431)	**(43,315)**	127,577
Total cash provided	**$ 44,923**	$ 7,532	**$ 60,209**	$ 192,454
Investing activities				
Property acquisitions	**$ (14)**	$ (1,722)	**$ (1,333)**	$ (2,167)
Corporate acquisitions	**(31,360)**	(31)	**(31,360)**	(177,020)
Capital expenditures	**(11,270)**	(9,618)	**(25,732)**	(20,625)
Long term investments	**–**	–	**–**	(21)
Proceeds on sale of fixed assets	**(66)**	2,374	**(56)**	2,542
Proceeds on sale of other assets	**1,004**	–	**1,336**	1,000
	(41,706)	(8,997)	**(57,145)**	(196,291)
Change in non-cash working capital (note 5)	**(3,217)**	1,465	**(3,064)**	3,837
Total cash used	**$ (44,923)**	$ (7,532)	**$ (60,209)**	$ (192,454)

See selected accompanying notes to the interim financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the periods ended June 30, 2005 and 2004

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004 unless otherwise disclosed. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Shiningbank's annual report for the year ended December 31, 2004.

2. LONG TERM DEBT

Shiningbank Energy Ltd. (the "Corporation") has a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $207.4 million was drawn at June 30, 2005. The revolving period extends to April 27, 2006. If the revolving facility is not renewed on that date, it will revert to a two year term with principal payments commencing on July 28, 2006. The facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to cash flow ratio, or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee.

3. FIXED ASSETS

Acquisition of Outlook Energy Corp.

Effective June 21, 2005 the Corporation acquired 99.9% of the issued and outstanding common shares of Outlook Energy Corp. ("Outlook") for $31.2 million. The transaction closed June 21, 2005. The acquisition was accounted for by the purchase method and the results of operations of Outlook are included in the accounts from the closing date. The following allocation of net assets acquired is a preliminary calculation which is subject to change with regards to closing adjustments and other items.

Cash consideration	$	31,210
Related fees and expenses		150
Cost of acquisition	$	31,360
Working capital deficiency	$	(496)
Future income taxes		(7,800)
Asset retirement obligation		(806)
Goodwill		7,601
Petroleum and natural gas properties and equipment		32,861
Total consideration	$	31,360

4. TRUST UNITS

(a) Authorized

300,000,000 Trust Units

(b) Issued

	Number	Amount (000s)
Balance, December 31, 2004	**54,140,619**	**$ 706,954**
Issued on exercise of rights	**201,667**	**2,510**
Issued for cash under Distribution Reinvestment Plan	**182,070**	**3,910**
Less: Commissions and issue costs		**(64)**
Transfer from contributed surplus on exercise of rights		**408**
Balance, June 30, 2005	**54,524,356**	**$ 713,718**

(c) Exchangeable Shares[1]

	Number	Amount (000s)
Balance, December 31, 2004	**263,482**	**$ 7,019**
Amortization of deferred portion		**736**
Balance, June 30, 2005	**263,482**	**$ 7,755**
Exchange ratio, June 30, 2005	**1.39023**	
Trust Units issuable upon conversion of non-escrowed shares	**366,301**	
Trust Units issuable upon conversion of 353,614 escrowed shares	**491,605**	
Total Trust Units issuable upon conversion of all shares	**857,906**	

[1] *The Exchangeable Shares are non-transferable.*

(d) Trust Unit Rights Incentive Plan

At June 30, 2005, there were 1,937,734 (2004 – 1,578,335) rights outstanding, of which 620,234 (2004 – 503,335) were exercisable at a weighted average exercise price of $13.29 (2004 – $13.62).

	Number	Weighted Average Exercise Price
Balance, December 31, 2004	**1,396,901**	**$ 14.74**
Granted	**767,500**	**21.45**
Exercised	**(201,667)**	**12.45**
Forfeited	**(25,000)**	**18.83**
Balance before reduction of exercise price	**1,937,734**	**$ 17.58**
Reduction of exercise price		**(0.66)**
Balance, June 30, 2005	**1,937,734**	**$ 16.92**

The following table summarizes information about Trust Unit rights outstanding and exercisable at June 30, 2005:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding at June 30, 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at June 30, 2005	Weighted Average Exercise Price
$9.00 to $12.99	**640,235**	**6.7**	**$ 12.24**	**480,235**	**$ 12.37**
$13.00 to $16.99	**459,999**	**8.5**	**$ 16.58**	**139,999**	**$ 16.45**
$17.00 to $21.50	**837,500**	**9.5**	**$ 20.69**	**–**	**–**
$9.00 to $21.50	**1,937,734**	**8.3**	**$ 16.92**	**620,234**	**$ 13.29**

Shiningbank recorded Trust Unit incentive compensation expense of $1,222,000 for the six months ended June 30, 2005 (2004 – $602,000) and $607,000 for the quarter (2004 – $304,000) for rights issued between 2003 and 2005, and which vested in 2005.

During the first half of 2005, $408,000 (2004 – $211,000) of contributed surplus was transferred to Trust Unit equity in respect of rights exercised during the period. For the second quarter, $209,000 (2004 – $124,000) was transferred.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	Amount (000s)
Balance, December 31, 2004	**$ 1,416**
Trust Unit incentive compensation	**1,222**
Net benefit on rights exercised[1]	**(408)**
Balance, June 30, 2005	**$ 2,230**

[1] *Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to Unitholders' capital.*

The $3.6 million fair value of the 767,500 rights issued during the first half of 2005 ($223,000 fair value of 50,000 rights issued during the quarter) was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 3.81 to 4.21% (3.81 to 4.14% for the quarter), volatility of 60%, life of 10 years, and a distribution yield rate of 10% representing the difference between the anticipated distribution and the anticipated drop in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. The rights granted on January 1, 2002 fully vested on January 1, 2005 and therefore, no Trust Unit incentive compensation expense related to those rights would have been recorded during the quarter. For the six months ended June 30, 2004, Shiningbank's net income would have decreased by $254,000 ($127,000 for the quarter) due to additional Trust Unit incentive compensation expense related to those rights. Neither basic nor diluted per Trust Unit figures would have changed as a result of this additional expense.

(e) Per Trust Unit amounts

For the six months ended June 30, 2005, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 54,714,567 (2004 – 50,253,923) and for the three months ended June 30, 2005 was 54,813,864 (2004 – 53,569,521). In computing diluted net earnings per Trust Unit, the dilutive effect of Trust Unit rights and escrowed Exchangeable Shares added 677,306 Trust Units (2004 – 956,302) for the six months and 596,453 (2004 – 972,407) for the quarter, to the weighted average number of Trust Units outstanding.

5. OTHER CASH FLOW DISCLOSURES

	Three months ended June 30,		Six months ended June 30,	
(000s)	2005	2004	2005	2004
Change in non-cash operating working capital				
Accounts receivable	**$ (1,193)**	$ (7,897)	**$ 6,242**	$ (24,682)
Prepaid expenses	**17**	(170)	**15**	(1,713)
Accounts payable and accrued liabilities	**5,776**	(1,141)	**7,315**	6,756
	$ 4,600	$ (9,208)	**$ 13,572**	$ (19,639)
Change in non-cash financing working capital				
Distributions payable to Unitholders	**$ 86**	$ 148	**$ 169**	$ 4,258
Change in non-cash investing working capital				
Accounts payable for capital accruals	**$ (3,217)**	$ 1,465	**$ (3,064)**	$ 3,837
Cash payments				
Cash payments made for taxes	**$ 88**	$ 145	**$ 92**	$ 301
Cash payments made for interest	**$ 1,751**	$ 507	**$ 3,701**	$ 2,003

6. FINANCIAL INSTRUMENTS

At June 30, 2005, Shiningbank held certain oil and natural gas hedge contracts, the terms of which are listed in the following table. The estimated market value at June 30, 2005, had the contracts been settled at that time, would have been a loss of $1.5 million.

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65/GJ floor $7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90/GJ floor $9.50/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling

7. SUBSEQUENT EVENT

The Fund, the Corporation and Blizzard Energy Inc. ("Blizzard") entered into an arrangement agreement dated June 6, 2005, as amended and restated June 27, 2005. Pursuant to the Arrangement Agreement, the Fund will acquire the majority of Blizzard's natural gas assets, while certain of Blizzard's producing assets and undeveloped lands will be transferred to Zenas Energy Corp. As a result, pursuant to the Arrangement, Shiningbank issued 8,837,793 Trust Units and $46.6 million cash in exchange for all of the issued and outstanding shares of Blizzard and assumed debt and working capital deficiency of approximately $42.0 million. The Plan was approved by Blizzard Shareholders at a Special Meeting held on July 28, 2005.

Upon the above mentioned close, the Corporation's revolving credit facility was increased from $250 million to $330 million.

CORPORATE INFORMATION

HEAD OFFICE

Suite 1310, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 268-7477
Fax: (403) 268-7499
Toll free: (866) 268-7477
E-mail: irinfo@shiningbank.com
Website: www.shiningbank.com

TRUSTEE

Computershare Trust Company of Canada
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

Sproule Associates Limited
Calgary, Alberta

LEGAL COUNSEL

Gowling Lafleur Henderson LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: SHN.UN

BOARD OF DIRECTORS

Arne R. Nielsen
Chairman

David M. Fitzpatrick
President and Chief Executive Officer

D. Grant Gunderson
Director

Edward W. Best
Director

Warren D. Steckley
Director

Richard W. Clark
Director

OFFICERS

David M. Fitzpatrick
President and Chief Executive Officer

Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

Gregory D. Moore
Vice President, Operations

Terry P. Prokopy
Vice President, Land

Richard W. Clark
Corporate Secretary

Alan G. Glessing
Controller

Certification of Interim Filings during Transition Period

I, David M. Fitzpatrick, President and Chief Executive Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 4, 2005

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer

Certification of Interim Filings during Transition Period

I, Bruce K. Gibson, Vice President, Finance and Chief Financial Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 4, 2005

(signed) "Bruce K. Gibson"
Bruce K. Gibson
Vice President, Finance and
Chief Financial Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Issuer:

Shiningbank Energy Income Fund ("Shiningbank")
1310, 111 - 5th Avenue S.W.
Calgary, Alberta
T2P 3Y6

Item 2. Date of Material Change:

August 2, 2005

Item 3. News Release:

A press release was issued on August 2, 2005 via CNN Matthews Newswire.

Item 4. Summary of Material Change:

The previously announced plan of arrangement (the "Arrangement") involving Shiningbank and Blizzard Energy Inc. ("Blizzard") was completed effective August 2, 2005. Immediately thereafter, Shiningbank Energy Ltd. (Shiningbank's administrator corporation) amalgamated with its wholly-owned subsidiary, Outlook Energy Inc. and with Blizzard to continue as one corporation under the name "Shiningbank Energy Ltd." pursuant to the provisions of the *Business Corporations Act* (Alberta).

Item 5. Full Description of Material Change:

The Arrangement involving Shiningbank and Blizzard was completed effective August 2, 2005. Immediately thereafter, Shiningbank Energy Ltd. (Shiningbank's administrator corporation) amalgamated with its wholly-owned subsidiary, Outlook Energy Inc. and with Blizzard to continue as one corporation under the name "Shiningbank Energy Ltd." pursuant to the provisions of the *Business Corporations Act* (Alberta).

A report of reserves data and other oil and gas information as required under item 1 of section 2.1 of the Canadian Securities Administrators' National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101") for Shiningbank (the "Shiningbank 51-101 Report") was filed on SEDAR on March 29, 2005. The Shiningbank 51-101 Report includes information from the evaluations prepared by Paddock Lindstrom & Associates Ltd. and Sproule Associates Limited in accordance with NI 51-101 and the standards contained in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"), which evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the properties of Shiningbank as of December 31, 2004. The Shiningbank 51-101 Report was included in the Renewal Annual Information Form dated March 21, 2005 (the "AIF") at pages 25 to 57 under the heading "Statement of Reserves Data

and Other Oil and Gas Information". The AIF is available on SEDAR at www.sedar.com.

Pursuant to the Arrangement, Shiningbank acquired, through acquiring Blizzard, the crude oil, natural gas liquids and natural gas reserves of Blizzard less the reserves transfer to Zenas Energy Corp. ("Zenas"). A report of reserves data and other oil and gas information as required under item 1 of section 2.1 of NI 51-101 for Blizzard (the "Blizzard 51-101 Report") was included in the information circular of Blizzard Energy Inc. which was prepared in connection with the Arrangement (the "Information Circular"). The Blizzard 51-101 Report includes information from the evaluation prepared by Gilbert Laustsen Jung & Associates Ltd. in accordance with NI 51-101 and the standards contained in the COGE Handbook, which evaluates the crude oil, natural gas and natural gas liquids reserves attributable to the properties of Blizzard as of December 31, 2004. The Blizzard 51-101 Report is provided at pages F-5 to F-16 of the Information Circular under the heading "Statement of Reserves Data and Other Oil and Gas Information". The Information Circular is being filed on SEDAR as Shiningbank's Business Acquisition Report and is available at www.sedar.com.

A report of the crude oil, natural gas liquids and natural gas reserves transferred to Zenas and not acquired by Shiningbank prepared in accordance with NI 51-101 (the "Zenas 51-101 Report") was included in the Information Circular. The Zenas 51-101 Report includes information from the Blizzard 51-101 Report as at December 31, 2004 attributed to the properties transferred by Blizzard to Zenas (the "Zenas 2004 51-101 Report"). The Zenas 2004 51-101 Report is provide at pages E-3 to E-9 of the Information Circular under the heading "Statement of Reserves Data and Other Oil and Gas Information – Zenas 2004 Engineering Report").

Shiningbank's reasonable expectation of how the Arrangement, had it occurred immediately prior to December 31, 2004 (the effective date of the Shiningbank 51-101 Report), would have affected the reserves data or other information contained in the Shiningbank 51-101 Report is that: 1) the reserves and net present values thereof, the future development costs, the property descriptions, the producing and non-producing wells, the non-reserve land holdings and the abandonment and reclamation costs, would all be increased by the amount of such items in the Blizzard 51-101 Report less the amount of such items in the Zenas 2004 51-101 Report; 2) the constant product prices would become the weighed average product prices from the Shiningbank 51-101 Report and the Blizzard 51-101 Report; and 3) the reserves and net present values thereof from the Blizzard 51-101 Report (less those from the Zenas 2004 51-101 Report) would be added to the reconciliation of reserves and net present values thereof in the Shiningbank 51-101 Report under the acquisition category.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information:

Not applicable.

Blizzard Energy Inc.

NOTICE OF SPECIAL MEETING OF BLIZZARD SECURITYHOLDERS

to be held July 28, 2005

NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

INFORMATION CIRCULAR and PROXY STATEMENT

with respect to a

PLAN OF ARRANGEMENT

involving

BLIZZARD ENERGY INC., SHININGBANK ENERGY INCOME FUND, SHININGBANK ENERGY LTD., ZENAS ENERGY CORP., ZENAS FINANCE CORP., BLIZZARD SECURITYHOLDERS AND ZENAS FINANCE CORP. SECURITYHOLDERS

June 28, 2005

TABLE OF CONTENTS

Blizzard Energy Inc.

June 28, 2005

Dear shareholders, optionholders and warrantholders:

You are invited to attend a special meeting of Blizzard shareholders ("Blizzard Shareholders"), optionholders and warrantholders (collectively, the "Blizzard Securityholders") to be held at the Westin Hotel, Nakiska Room, 320 – 4th Avenue S.W., Calgary, Alberta, T2P 2S6, at 8:00 a.m. (Calgary time) on July 28, 2005 (the "Meeting"). At the Meeting, you will be asked to consider a proposed arrangement (the "Arrangement") involving Blizzard Energy Inc. ("Blizzard"), Shiningbank Energy Income Fund (the "Fund"), Shiningbank Energy Ltd. ("Shiningbank Energy"), Zenas Energy Corp. ("Zenas"), Zenas Finance Corp. ("Zenas Finco"), Blizzard Securityholders and securityholders of Zenas Finco .

The Fund, Shiningbank Energy and Blizzard entered into an arrangement agreement dated June 6, 2005, as amended and restated June 27, 2005, which was unanimously approved by the boards of directors of Blizzard and Shiningbank Energy, on its own behalf and on behalf of the Fund. Pursuant to the Arrangement Agreement and the Arrangement set out therein, the Fund will acquire the majority of Blizzard's natural gas assets, while certain of Blizzard's producing assets and undeveloped lands will be transferred to Zenas. Pursuant to the Arrangement, the Zenas Common Shares are effectively consolidated on a six-to-one basis. As a result, under the Arrangement, Blizzard Shareholders will receive, for each Blizzard common share held (the "Blizzard Shares"), 0.0777 of a trust unit of the Fund, \$0.4097 cash, one-sixth (1/6) of a common share of Zenas ("Zenas Common Shares") and one warrant (a "Zenas Arrangement Warrant") for each whole Zenas Common Share issued pursuant to the Arrangement, each Zenas Arrangement Warrant entitling the holder to acquire, in accordance with the Arrangement, 0.211 of a Zenas Common Share at an effective exercise price of \$1.50 per whole Zenas Common Share (Zenas' current estimated net asset value per Zenas Common Share after giving effect to the Arrangement).

The Fund is a Calgary-based, oil and gas royalty trust currently producing approximately 20,000 barrels of oil equivalent per day (boe/d). The Fund's operations are geographically concentrated in West Central Alberta and are characterized by long-life, natural gas-focused assets. Under the Arrangement, the Fund will acquire Blizzard's long-life natural gas properties concentrated in the Peace River Arch area near Grande Prairie, Alberta and the Sousa area of Northwestern Alberta. The majority of the properties are operated and are characterized by high working interests, low operating costs and high field netbacks. The current production of these properties is 4,600 boe/d, approximately 95% of which is natural gas. The addition of the Blizzard properties adds two new core areas to the Fund's operations including the Peace River Arch, which is a logical extension of the Fund's existing natural gas focused operations in West Central Alberta. Significant undeveloped acreage in the two key areas will provide substantial additional low-risk development opportunities over the next several years, which the Fund expects to exploit to enhance production volumes and reserves.

The Fund expects to maintain its current distributions payout of approximately 80% percent of cash flow and does not expect to alter the per unit level of its current cash distributions. However, distributions are based on commodity price outlooks and other factors and remain subject to change.

Trust units of the Fund are traded on the Toronto Stock Exchange (TSX) under the symbol "SHN.UN".

Under the Arrangement, Zenas will acquire approximately 400 boe/d of production primarily within the Grande Prairie area of Alberta, along with approximately 16,355 net acres of undeveloped land. In addition, Zenas will acquire Blizzard's interest in a joint venture agreement with a major exploration and production company encompassing 160,000 acres in Northeast British Columbia. This past winter, a 40 square mile 3D seismic program was run over this area and several stratigraphic wells were drilled which confirmed a significant natural gas resource opportunity.

If you hold Blizzard Shares through a broker or other nominee, it is important that you act quickly and provide instructions to him or her as soon as possible to complete the Letter of Transmittal. By instructing your nominee,

on a timely basis, you will also be in the best position to exercise the Zenas Arrangement Warrants at a price of $1.50 per whole Zenas Common Share within the 30 day time frame.

Based primarily on independent reserve evaluations, internal land evaluations and a report prepared by Ross Smith Energy Group Ltd. ("Ross Smith"), Zenas will have a net asset value of $28.6 million or $1.50 per common share (on a post-consolidated basis) comprised of $14.9 million for reserves, $3.1 million for undeveloped land, $3.1 million for seismic and $7.5 million for the joint venture opportunity in Northeast British Columbia.

Zenas will be managed by the current executives of Blizzard and will be led by John Rooney as President and Chief Executive Officer, Mike Machalski as Chief Operating Officer and Hal Metcalfe as Chief Financial Officer. In addition to John Rooney, the Board of Directors will include Jim Artindale (Chairman), Larry Evans, Dave MacKenzie, George Watson, Frank Guidolin, Doug Manner and Bob Rooney.

At closing of the Arrangement, it is expected that Zenas will not have any debt and will be well positioned to aggressively pursue and expand its asset base and certain exploratory initiatives, which are currently underway. A capital expenditure program of $13 to $14 million is planned for the remainder of the year. Initial equity financing for Zenas, in the aggregate amount of $6 million, will be provided by a private placement to Zenas directors, officers and employees and an additional $6 million may be raised, at the same price as the private placement, through the exercise of Zenas Arrangement Warrants which are being issued to Blizzard Shareholders pursuant to the Arrangement. Zenas also expects to have a bank credit facility in place prior to the effective date of the Arrangement.

The resolution approving the Arrangement and the other matters to be considered by the Blizzard Securityholders must be *approved by 66 2/3% of the votes cast by Blizzard Securityholders, voting together as a single class either in person or by* proxy at the Meeting, and a majority of the Blizzard Shareholders excluding directors and officers of Blizzard receiving Zenas Finco Common Shares under the private placement and their related parties. The Arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and all necessary regulatory approvals.

Orion Securities Inc. ("Orion") has provided Blizzard's board of directors with an opinion that the consideration to be received by Blizzard Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Blizzard Shareholders. Waterous Securities Inc. ("Waterous") has provided Blizzard's board of directors with an opinion that the amount of $275 million, as the value of the consideration for the assets to be acquired by the Fund pursuant to the Arrangement, with $2.05 as the portion of that value (before accounting for assumed debt and other liabilities) to be received in respect of such assets by each Blizzard Shareholder for each Blizzard Share held (on a fully diluted basis), is fair, from a financial point of view. **Our board, based upon its own investigations, including its consideration of the fairness opinion of each of Orion and Waterous, reviewing and assessing independent reserve and land valuations in respect of Blizzard's assets and the assets of Zenas and reviewing technical due diligence completed by Ross Smith in respect of the Fund, has unanimously concluded that the Arrangement is in the best interests of Blizzard as well as Blizzard Securityholders and recommends that Blizzard Securityholders vote in favour of the Arrangement.** Our officers, directors and certain employees, who own approximately 14% of the fully diluted shares of Blizzard, have indicated that they intend to vote in favour of the Arrangement.

Canaccord Capital Corporation, GMP Securities Ltd. and Salman Partners Inc. are acting as strategic advisors to Blizzard and Zenas in connection with the Arrangement.

This information circular contains a detailed description of the Arrangement, as well as detailed information regarding each of Blizzard, the Fund, Shiningbank Energy, Zenas and Zenas Finco. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the form of proxy, which is enclosed, in order to ensure your representation at the meeting. You should also complete and submit the Letter of Transmittal, which is also enclosed, (or instruct your broker or nominee to complete the Letter of Transmittal on your behalf) as soon as possible to receive your trust units in the Fund, cash, Zenas Common Shares and Zenas Arrangement Warrants. The Zenas Arrangement Warrants expire 30 days after the effective date of the Arrangement. Failure to provide these instructions on a timely basis will jeopardize your ability to receive the full consideration being offered to you under the Arrangement.

On behalf of the directors of Blizzard, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed Arrangement forward. We would also like to thank our

employees, who have worked very hard assisting us with this task and for providing their support for the proposed Arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Blizzard in the past will continue in respect of Zenas should a favorable vote be obtained. We look forward to seeing you at the Meeting.

Yours very truly,

(signed) "*John R. Rooney*"
John R. Rooney
President and Chief Executive Officer
Blizzard Energy Inc.

BLIZZARD ENERGY INC.

NOTICE OF SPECIAL MEETING
to be held July 28, 2005

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated June 28, 2005, a special meeting (the "Meeting") of the holders of common shares ("Blizzard Shares") of Blizzard Energy Inc. ("Blizzard"), the holders of options to purchase Blizzard Shares ("Blizzard Options") and the holders of series A performance warrants and series B performance warrants (collectively, the "Blizzard Warrants") of Blizzard (collectively, the "Blizzard Securityholders") will be held at the Westin Hotel, Nakiska Room, 320 – 4th Avenue S.W., Calgary, Alberta, T2P 2S6, on July 28, 2005, at 8:00 a.m. (Calgary time) for the following purposes:

(a) to consider, pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated June 28, 2005 (the "Information Circular"), to approve:

   (i) a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular (the "Plan of Arrangement");

   (ii) a stock option plan for Zenas Energy Corp. ("Zenas"), as more particularly described in the Information Circular; and

   (iii) an initial private placement of up to 4,000,000 common shares in the capital of Zenas Finance Corp. ("Zenas Finco") (the common shares of Zenas Finco to be exchanged on a one-for-one basis for common shares of Zenas pursuant to the Plan of Arrangement) to directors, officers and employees of Zenas, at the price and on the terms as more particularly described in the Information Circular; and

(b) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters to be put before the Meeting are set forth in the Information Circular.

The record date (the "Record Date") for determination of Blizzard Securityholders entitled to receive notice of and to vote at the Meeting is June 23, 2005. Only Blizzard Securityholders whose names have been entered in the registers of the Blizzard Securityholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a holder of Blizzard Shares transfers the ownership of any Blizzard Shares after the Record Date and the transferee of those Blizzard Shares establishes ownership of such Blizzard Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Blizzard Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Blizzard Shares at the Meeting. Blizzard Shares issued after the Record Date pursuant to the exercise of Blizzard Options and Blizzard Warrants prior to the Meeting cannot be voted at the Meeting.

A Blizzard Securityholder may attend the Meeting in person or may be represented by proxy. Blizzard Securityholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 not later than twenty-four (24) hours prior to the time of the Meeting or any adjournment thereof. The proxyholder has discretion under the accompanying form of proxy to vote on amendments or variations on matters identified in this Notice and other matters which may come before the Meeting. Blizzard Securityholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.

Registered holders of Blizzard Securities have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement Resolution becomes effective, to be paid the fair value of their Blizzard Securities in

accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta), the Plan of Arrangement and the Interim Order. A Blizzard Securityholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the *Business Corporations Act* (Alberta) is set forth in Appendix I to the accompanying Information Circular. A dissenting Blizzard Securityholder must send to the President and Chief Executive Officer of Blizzard a written objection to the Arrangement Resolution, which written objection must be received by Blizzard, at its registered office, by 4:00 p.m. on the Business Day immediately preceding the date of the Meeting.

Failure to strictly comply with the requirements set forth in Section 191 of the *Business Corporations Act* (Alberta), may result in the loss of any right to dissent. Persons who are beneficial owners of Blizzard Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Blizzard Securities are entitled to dissent. Accordingly, a beneficial owner of Blizzard Securities desiring to exercise the right to dissent must make arrangements for the Blizzard Securities beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Blizzard or, alternatively, make arrangements for the registered holder of such Blizzard Securities to dissent on behalf of the holder.

Dated at the City of Calgary, in the Province of Alberta, this 28th day of June, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF BLIZZARD ENERGY INC.

(signed) "*John R. Rooney*"
John R. Rooney
President and Chief Executive Officer
Blizzard Energy Inc.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended;

AND IN THE MATTER OF a Plan of Arrangement proposed by Blizzard Energy Inc. involving Blizzard Energy Inc., Shiningbank Energy Income Fund, Shiningbank Energy Ltd., Zenas Energy Corp., Zenas Finance Corp., Blizzard Securityholders and Zenas Finance Corp. Securityholders

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a Petition (the "Petition") has been filed by Blizzard Energy Inc. ("Blizzard") for approval of an arrangement (the "Arrangement") pursuant to Section 193 of the *Business Corporations Act,* R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Blizzard, holders (collectively, the "Blizzard Securityholders") of common shares in the capital of Blizzard ("Blizzard Shares"), options, whether or not vested, to acquire Blizzard Shares ("Blizzard Options") and series A performance warrants and series B performance warrants (collectively the "Blizzard Warrants"), whether or not vested, to acquire Blizzard Shares, Shiningbank Energy Income Fund, Shiningbank Energy Ltd., Zenas Energy Corp., Zenas Finance Corp. ("Zenas Finco"), Blizzard Securityholders and securityholders of Zenas Finco, which Arrangement is described in greater detail in the Information Circular of Blizzard dated June 28, 2005, which accompanies this Notice of Petition.

AND NOTICE IS FURTHER GIVEN that the Petition will be heard before the presiding Justice in Chambers at the Court House, 611 – 4th Street S.W., Calgary, Alberta, on July 28, 2005 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. At the hearing of the Petition, Blizzard intends to seek the following:

1. an order approving the Arrangement pursuant to the provisions of Section 193 of the ABCA; and

2. such other and further orders, declarations and directions as the Court may deem just.

Any Blizzard Securityholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose; provided that any Blizzard Securityholder or other interested party desiring to appear or be heard or present evidence at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial Centre of Calgary (the "Court") and serve upon Blizzard, on or before 12:00 noon (Calgary time) on July 22, 2005, a Notice of Intent to Appear including such securityholder's or other interested party's address for service, and indicating whether such securityholder or other interested party intends to support or oppose the application or make submissions thereat, together with a summary of the position that such holder or person intends to advance before the Court and any evidence or materials which are to be presented to the Court. Service on Blizzard is to be effected by delivery to the solicitors for Blizzard at the address set forth below.

AND NOTICE IS FURTHER GIVEN that, at the hearing, subject to the foregoing, the Blizzard Securityholders and any other interested parties will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve the terms and conditions of the Arrangement as presented, approve the Arrangement subject to such terms and conditions as the Court shall deem fit, or refuse to approve the Arrangement without any further notice to you.

AND NOTICE IS FURTHER GIVEN that the Court, by an Interim Order dated June 28, 2005, has given directions as to the calling and holding of a special meeting of the Blizzard Securityholders for the purpose of such securityholders voting upon a special resolution to approve the Arrangement and, in particular, has directed that registered holders of Blizzard Shares, Blizzard Options and Blizzard Warrants shall have the right to dissent under the provisions of Section 191 of the ABCA upon compliance with the terms of the Interim Order.

AND NOTICE IS FURTHER GIVEN that a copy of the Petition and other documents in the proceedings will be furnished to any Blizzard Securityholder or other interested party requesting the same by the undermentioned counsel for Blizzard upon written request delivered to such solicitors.

AND NOTICE IS FURTHER GIVEN that the counsel for Blizzard is as follows:

Bennett Jones LLP
Barristers and Solicitors
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta
T2P 4K7
Attention: H. Martin Kay, Q.C.

DATED June 28, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"John R. Rooney"*
John R. Rooney
President and Chief Executive Officer
Blizzard Energy Inc.

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Blizzard for use at the Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Blizzard, Zenas and Zenas Finco contained in this Information Circular has been provided by Blizzard, Zenas and Zenas Finco, respectively.

The information concerning the Fund and Shiningbank Energy contained in this Information Circular has been provided by the Fund and Shiningbank Energy. Although Blizzard, Zenas and Zenas Finco have no knowledge that would indicate that any of such information is untrue or incomplete, Blizzard, Zenas and Zenas Finco do not assume any responsibility for the accuracy or completeness of such information or the failure by the Fund and Shiningbank Energy to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Blizzard, Zenas and Zenas Finco.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit A to the Arrangement Agreement, which is attached as Appendix C to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under *"Glossary of Terms"*. Information contained in this Information Circular is given as of June 28, 2005 unless otherwise specifically stated.

Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Blizzard, the Fund, Shiningbank Energy, Zenas or Zenas Finco. Securityholders can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts to be retained for growth capital expenditures; the amount and timing of the payment of the distributions of the Fund; production rates; the business plan and capitalization of Zenas; the timing of the Final Order and the Effective Date of the Arrangement; and the satisfaction of listing conditions. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Blizzard believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular identifies additional factors that could affect the operating results and performance of Blizzard, the Fund, Shiningbank Energy and Zenas. You should carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Blizzard undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

Advice to Beneficial Holders of Blizzard Shares

The information set forth in this section is very important to you if you do not hold Blizzard Shares in your own name. If you hold Blizzard Shares through a broker, financial institution, trustee, nominee or other intermediary or otherwise (referred to in this section as "**Beneficial Holders**"), you should note that only proxies deposited by persons whose names appear on the records of Blizzard as the registered holders of Blizzard Shares will be recognized and acted upon at the Meeting.

Blizzard Shares that are listed in an account statement provided to you by a broker are probably not registered in your own name on the records of Blizzard. Such Blizzard Shares are more likely to be registered in the name of your broker or an agent of that broker. In Canada, most such Blizzard Shares are registered in the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Blizzard Shares held by brokers or other intermediaries on your behalf can only be voted (for or against resolutions) at your direction. Without specific instructions, brokers and other intermediaries are prohibited from voting Blizzard Shares for their clients. You should ensure that instructions regarding the voting of your Blizzard Shares are communicated to the appropriate person by the appropriate time.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from you in advance of shareholder meetings. Each broker or other intermediary has its own mailing procedures and provides its own return instructions to clients. You should carefully follow these procedures and instructions to ensure that your Blizzard Shares are voted at the Meeting. In some cases, the form of proxy or voting instruction form provided to you by or on behalf of your broker or other intermediary is very similar, even identical, to the form of proxy being solicited by management of Blizzard. The purpose of the form of proxy or voting instruction form provided by or on behalf of a broker or other intermediary, however, is limited to instructing the registered holder (the broker or other intermediary, or an agent thereof) how to vote on your behalf. Most brokers now delegate responsibility for obtaining voting instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically supplies voting instruction forms, mails these forms to you and asks you to return the forms to ADP or follow specified telephone or internet-based voting procedures. ADP then tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Blizzard Shares to be represented at the Meeting. **If you receive a voting instruction form from ADP, you cannot use that form to vote your Blizzard Shares directly at the Meeting, but must instead return the voting instruction form to ADP or complete the telephone or internet-based voting procedures well in advance of the Meeting to have such Blizzard Shares voted at the Meeting on your behalf.**

Although you may not be recognized directly at the Meeting for the purposes of voting Blizzard Shares registered in the name of your broker or other intermediary, you may attend at the Meeting as proxyholder for the registered holder and vote your Blizzard Shares in that capacity. If you wish to attend the Meeting and indirectly vote your own Blizzard Shares, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the form of proxy or voting instruction form provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

YOU SHOULD ALSO INSTRUCT YOUR BROKER OR OTHER INTERMEDIARY TO COMPLETE THE LETTER OF TRANSMITTAL REGARDING THE ARRANGEMENT WITH RESPECT TO YOUR BLIZZARD SHARES, AS SOON AS POSSIBLE IN ORDER TO RECEIVE YOUR TRUST UNITS, CASH, ZENAS COMMON SHARES AND THE ZENAS ARRANGEMENT WARRANTS. THE ZENAS ARRANGEMENT WARRANTS EXPIRE 30 DAYS AFTER THE EFFECTIVE DATE OF THE ARRANGEMENT. FAILURE TO PROVIDE THESE INSTRUCTIONS ON A TIMELY BASIS WILL JEOPARDIZE YOUR ABILITY TO RECEIVE THE FULL CONSIDERATION BEING OFFERED TO YOU UNDER THE ARRANGEMENT.

Information For U.S. Securityholders

None of the securities to be issued to U.S. Securityholders in exchange for their Blizzard Securities under the Arrangement have been registered under the 1933 Act and are being issued to U.S. Securityholders in reliance on the exemption from registration set forth in section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the 1934 Act. The Trust Units, Zenas Common Shares and Zenas Arrangement Warrants may ultimately be held by U.S. Securityholders and will not be listed for trading on any United States stock exchange. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Blizzard Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Blizzard, the Fund, Shiningbank Energy, Zenas and Zenas Finco contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited and audited pro forma and historical financial statements of the Fund, the unaudited and audited pro forma and historical financial and operating statements of Blizzard, and the unaudited and audited pro forma and historical financial and operating statements of Zenas included in or incorporated by reference in this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

Tax considerations applicable to U.S. Securityholders have not been included in this Information Circular. There may be material United States tax issues for U.S. Securityholders as a result of the Arrangement, which may include, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States Federal income tax purposes, and the possibility that one or more of Blizzard, the Fund, Shiningbank Energy, Zenas or Zenas Finco may be classified as a passive foreign investment company, which classification would subject holders to special, generally adverse tax consequences.

U.S. Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Blizzard, the Fund, Shiningbank Energy, Zenas and Zenas Finco are settled or organized, as applicable, under the laws of a jurisdiction other than the United States, that their officers, the directors and trustee, as applicable, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all of the assets of Blizzard, the Fund, Shiningbank Energy, Zenas and Zenas Finco and such persons are located outside the United States.

Currency Exchange Rates

The financial statements included or incorporated by reference in this Information Circular are in Canadian dollars. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates on the last business day of each month during such period, and the exchange rate at the end of such period, based on the daily noon rate of exchange as reported by the Bank of Canada (the "**noon exchange rate**"). These rates are set forth as United States dollars per Cdn. $1.00 and are the inverse of the rates quoted by the Bank of Canada for Canadian dollars per US $1.00. On June 28, 2005, the noon exchange rate was Cdn. $1.00 to US $0.8122.

	Three Months Ended March 31,	Year Ended December 31,	
	2005	2004	2003
High	0.8342	0.8493	0.7738
Low	0.7958	0.7159	0.6350
Average	0.8155	0.7683	0.7135
Period Ended	0.8267	0.8319	0.7738

NONE OF THE SECURITIES TO BE ISSUED TO U.S. SECURITYHOLDERS HAVE BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Supplementary Disclosure – Non GAAP Measures

This Information Circular contains references to terms commonly used in the oil and gas industry. Cash flow from operations and cash-on-cash yield are not defined by GAAP, and are referred to as non-GAAP measures. Cash flow from operations represents funds from operations as detailed on the financial statements included in this Information Circular. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash flow from operations and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian GAAP and may not be comparable to similar measures disclosed for other issuers. **Investors are also cautioned that cash-on-cash yield represents a blend of return *of* the investor's initial investment and a return *on* the investor's initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof, and Appendices C, E and F.

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquisition Corp.**" means Blizzard Acquisition Corp., a corporation previously existing under the ABCA which amalgamated with Pre-Amalgamation Blizzard, to form Blizzard on December 16, 2003;

"**Acquisition Proposal**" means any inquiry or the making of any proposal to Blizzard or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Blizzard or its shareholders of more than 20% of the securities of Blizzard (other than on exercise of currently outstanding Blizzard Options or Blizzard Warrants); (ii) any acquisition of 20% or more of the assets of Blizzard; (iii) an amalgamation, arrangement, merger, or consolidation involving Blizzard; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Blizzard or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party hereto under the Arrangement Agreement or the Arrangement;

"**AEUB**" means the Alberta Energy and Utilities Board;

"**Applicable Laws**" means all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws;

"**Arrangement**" means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

"**Arrangement Agreement**" means the agreement dated June 6, 2005, as amended and restated June 27, 2005, among the Fund, Shiningbank Energy and Blizzard with respect to the Arrangement, and all amendments thereto;

"**Arrangement Resolution**" means the special resolution which is attached hereto as Appendix A in respect to the Arrangement and other related matters to be considered at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"**Birchill Acquisition Note**" means the promissory note issued to the Fund by Shiningbank Energy pursuant to the acquisition of Birchill Resources Limited;

"**Blizzard**" means Blizzard Energy Inc., a corporation amalgamated under the ABCA;

"**Blizzard Class A Shares**" means the class A common shares in the capital of Blizzard;

"**Blizzard Engineering Report**" means the report prepared by GLJ evaluating the crude oil, natural gas and NGLs reserves of Blizzard having a preparation date of February 28, 2005 and an effective date of December 31, 2004;

"**Blizzard Fairness Opinions**" means the fairness opinions provided by Waterous and Orion, each dated June 28, 2005;

"**Blizzard Financial Statements**" means the audited financial statements of Blizzard as at and for the year ended December 31, 2004 and 2003, together with the notes thereto and the report of the auditors thereon and the audited balance sheet of Blizzard as at December 31, 2002 and the interim unaudited financial statements of Blizzard as at and for the three months ended March 31, 2005 together with the notes thereto;

"**Blizzard Founders**" means James S. Artindale, Michael Machalski and John R. Rooney;

"**Blizzard Information Circular**" means this management proxy circular;

"**Blizzard Lock-Up Agreements**" means the agreements between Blizzard and the Blizzard Lock-Up Securityholders pursuant to which the Blizzard Lock-Up Securityholders have agreed to vote the Blizzard Securities beneficially owned or controlled by the Blizzard Lock-Up Securityholders in favour of the Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Blizzard Meeting;

"**Blizzard Lock-Up Securityholders**" means those Blizzard Securityholders that have entered into Blizzard Lock-Up Agreements with Blizzard;

"**Blizzard New Common Shares**" means the Class B common shares in the capital of Blizzard issued pursuant to the Arrangement with the rights, privileges and restrictions as substantially set forth in Schedule C to the Plan of Arrangement;

"**Blizzard Optionholders**" means the holders from time to time of Blizzard Options;

"**Blizzard Options**" means the outstanding stock options granted pursuant to Blizzard's Stock Option Plan, whether or not vested, to acquire Blizzard Shares;

"**Blizzard Preferred Shares**" means the preferred shares in the capital of Blizzard, issuable in series;

"**Blizzard Preferred A Shares**" means the Class A preferred shares in the capital of Blizzard issued pursuant to the Arrangement, with the rights, privileges and restrictions as substantially set forth in Schedule B to the Plan of Arrangement;

"**Blizzard Securities**" means, collectively, the Blizzard Shares, the Blizzard Options and the Blizzard Warrants;

"**Blizzard Securityholders**" means, collectively, the Blizzard Shareholders, the Blizzard Optionholders and Blizzard Warrantholders;

"**Blizzard Series A Warrants**" means the series A performance warrants, whether or not vested, exercisable for Blizzard Shares;

"**Blizzard Series B Warrants**" means the series B performance warrants, whether or not vested, exercisable for Blizzard Shares;

"**Blizzard Shareholders**" means the holders from time to time of Blizzard Shares;

"**Blizzard Shares**" means the common shares in the capital of Blizzard;

"**Blizzard Warrants**" means the outstanding Blizzard Series A Warrants and Blizzard Series B Warrants, whether or not vested, to acquire Blizzard Shares;

"**Blizzard Warrantholders**" means the holders from time to time of Blizzard Warrants;

"**Business Day**" means a day other than a Saturday, Sunday or a day when banks in Calgary, Alberta are not generally open for business;

"**Cash Consideration**" means the aggregate cash consideration, in Canadian currency, payable to the Blizzard Securityholders in connection with the Arrangement;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining Metallurgy & Petroleum (Petroleum Society);

"**Competition Act**" means the *Competition Act*, R.S.C. 1985, c. C-34, as amended;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Computershare Investor Services Inc. or such other depositary as may be designated by the Fund and Blizzard;

"**Dissent Rights**" means the rights of dissent in respect of the Arrangement Resolution described in the Plan of Arrangement, Interim Order and Section 191 of the ABCA;

"**Dissenting Optionholders**" means registered Blizzard Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

"**Dissenting Securityholders**" means Dissenting Optionholders, Dissenting Shareholders and Dissenting Warrantholders, collectively;

"**Dissenting Shareholders**" means registered Blizzard Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

"**Dissenting Warrantholders**" means registered Blizzard Warrantholders who validly exercise the rights of dissent provided to them under the Interim Order;

"**Distribution**" means a distribution paid by the Fund in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA, which shall be the first business day immediately following the date of the Meeting or such later date as may be agreed to by Blizzard and the Fund, provided that such date shall not be before August 2, 2005.

"**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

"**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP), members of these programs are usually members of a recognized stock exchange in Canada and or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of Blizzard, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Fund**" means Shiningbank Energy Income Fund, a trust duly settled under the laws of the Province of Alberta;

"**Fund Engineering Reports**" means the independent engineering evaluations of certain oil, NGL and natural gas interests of the Fund prepared by Sproule and Paddock dated February 8, 2005 and February 14, 2005, respectively, and effective December 31, 2004;

"**Fund Trust Unit Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value converted to Canadian dollars of all Trust Units sold on the Toronto Stock Exchange over the five (5) consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Trust Units sold on such stock exchange during such period;

"**GAAP**" means Canadian generally accepted accounting principles;

"**GLJ**" means Gilbert Laustsen Jung & Associates Ltd., independent oil and natural gas reservoir engineers;

"**Holder**" means a registered holder of Blizzard Securities immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Blizzard Securities duly endorsed for transfer to such person;

"**Information Circular**" means this information circular and proxy statement of Blizzard sent by Blizzard to the Blizzard Securityholders in connection with the Meeting;

"**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of Blizzard, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Ionic Acquisition Notes**" means the promissory notes issued by a predecessor to Shiningbank Energy in exchange for shares of Ionic Energy Inc.;

"**Letter of Transmittal**" means the letter of transmittal enclosed with this Information Circular;

"**Meeting**" means the special meeting of Blizzard Securityholders to be held to consider the Arrangement Resolution and any adjournments thereof;

"**NI 51-101**" means National Instrument 51-101 - *Standards for Disclosure for Oil and Gas Activities*;

"**Non-Resident**" means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Notes**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A to Exhibit A of the Arrangement Agreement, issuable by Shiningbank Energy under the Arrangement;

"**Orion**" means Orion Securities Inc.;

"**Paddock**" means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"**paid-up capital**" means paid-up capital for the purposes of subsection 89(1) of the Tax Act;

"**Parties**" means, collectively, the Fund, Shiningbank Energy and Blizzard; and "**Party**" means either one of them;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan of Arrangement**" means the plan of arrangement in the form set out as Exhibit A to the Arrangement Agreement set out in Appendix C to this Information Circular;

"**Pre-Amalgamation Blizzard**" means Blizzard Energy Inc., a corporation previously existing under the ABCA which amalgamated with Acquisition Corp., to form Blizzard on December 16, 2003;

"**Raider Acquisition Notes**" means the promissory notes issued by a predecessor to Shiningbank Energy in exchange for shares of Raider Resources Ltd.;

"**Redemption Notes**" means the promissory notes issuable by the Fund under the Trust Indenture having terms and conditions substantially identical to those of the Shiningbank Notes;

"**Registered Holder**" means the Person whose name appears on the register of Blizzard as the owner of Blizzard Securities;

"**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Resident**" means a person who is not a Non-Resident;

"**Ross Smith**" means Ross Smith Energy Group Ltd.;

"**Ross Smith Report**" means the assessment of the market value of the joint venture opportunity being transferred to Zenas pursuant to the Arrangement by Ross Smith;

"**Royalties**" means the entitlement of the Fund to receive Royalty Income derived from Shiningbank Energy's and SLP's working interests in properties;

"**Royalty Income**" means 99% of the amount by which net production revenue exceeds the aggregate of debt service charges, costs, expenses, taxes and other applicable charges payable by Shiningbank Energy and SLP in respect of their properties;

"**Service Providers**" means directors, officers, employees of or provider of services to Zenas and its subsidiaries, if applicable;

"**Share Note**" means the promissory note issued pursuant to the Arrangement with a principal amount equal to the aggregate Blizzard New Common Share Stated Value of the Blizzard New Common Shares outstanding immediately before the time of the transfer;

"**Shiningbank Energy**" means Shiningbank Energy Ltd., a corporation amalgamated under the ABCA;

"**Shiningbank Financial Statements**" means the audited consolidated financial statements of the Fund for the year ended December 31, 2004, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of the Fund as at and for the three months ended March 31, 2005, together with the notes thereto;

"**Shiningbank Note**" or "**Shiningbank Notes**" means the unsecured, subordinate promissory notes issued by Shiningbank Energy in favour of the Fund;

"**SLP**" means Shiningbank Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

"**Sproule**" means Sproule Associates Limited., independent petroleum consultants of Calgary, Alberta;

"**Stock Option Plan**" means the stock option plan to be adopted by Zenas;

"**Subsidiary**" has the meaning ascribed thereto in the ABCA (and shall include all trusts or partnerships directly or indirectly owned by the Fund or Blizzard, as the case may be);

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp.) and the regulations thereunder, all as amended from time to time;

"**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, provincial, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the Fund or Blizzard (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

"**Trustee**" means Computershare Trust Company of Canada, or its successor, as trustee of the Fund;

"**Trust Indenture**" means the trust indenture of the Fund, as amended;

"**Trust Unit**" or "**Unit**" means a trust unit in the Fund;

"**Trust Unitholders**" or "**Unitholders**" means holders from time to time of the Trust Units;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(1) under Regulation S;

"**Unitholders**" means holders of Trust Units;

"**U.S. Person**" means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

"**U.S. Securityholders**" or "**U.S. Securityholder**" means any Blizzard Shareholder, any Blizzard Warrantholder or any Blizzard Optionholder who in each case is, at the Effective Time, either in the United States or a U.S. Person;

"**Waterous**" means Waterous Securities Inc.;

"**Weighted Average Trading Price**" of a security shall be determined by dividing: (i) the aggregate dollar trading value of all such securities traded on the TSX measured over the five (5) consecutive trading days immediately prior to the Effective Date by (ii) the total number of such securities sold on such stock exchange during such period;

"**Zenas**" means Zenas Energy Corp., a corporation incorporated under the ABCA;

"**Zenas 2004 Engineering Report**" means the report prepared by GLJ evaluating the crude oil, natural gas and NGLs reserves of the assets transferred to Zenas from Blizzard having a preparation date of February 28, 2005 and an effective date of December 31, 2004;

"**Zenas 2005 Engineering Report**" means the report prepared by GLJ evaluating the crude oil, natural gas and NGLs reserves of the assets transferred to Zenas from Blizzard having a preparation date of June 20, 2005 and an effective date of June 30, 2005;

"**Zenas Arrangement Warrants**" means the warrants issued to Blizzard Shareholders pursuant to the Arrangement;

"**Zenas Assets**" means the assets and contracts transferred to Zenas pursuant to the Arrangement;

"**Zenas Common Shares**" means the common shares in the capital of Zenas;

"**Zenas Conveyance**" means the transactions whereby Blizzard will convey the Zenas Assets to Zenas in consideration for the Zenas Note;

"**Zenas Conveyance Agreement**" means the agreement to be entered into between Blizzard and Zenas effecting the sale of Zenas Assets to Zenas substantially in the form provided for in the Arrangement Agreement;

"**Zenas Finco**" means Zenas Finance Corp., a corporation incorporated under the ABCA;

"**Zenas Finco Common Shares**" means the common shares in the capital of Zenas Finco;

"**Zenas Finco Securityholders**" means the potential holders of Zenas Finco Common Shares;

"**Zenas Note**" means the unsecured, subordinated promissory note issued by Zenas to Blizzard in satisfaction of the purchase price of the Zenas Assets under the Zenas Conveyance;

"**Zenas Private Placement**" means the proposed private placement to be completed by Zenas Finco prior to the completion of the Arrangement the terms of which shall include those set forth in Exhibit C to the Arrangement Agreement;

"**000s**" means thousands;

"**1933 Act**" means the United States Securities Act of 1933, as amended; and

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended.

Conventions

Certain terms used herein are defined in the *"Glossary"*. Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada.

ABBREVIATIONS AND CONVERSIONS

Abbreviations

Oil and Natural Gas Liquids		Natural Gas	
bbl	barrel	bcf	billion cubic feet
bbls	barrels	Mcf	thousand cubic feet
bbls/d	barrels per day	Mcf/d	thousand cubic feet per day
Mbbls	thousand barrels	MMcf	million cubic feet
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mcfe	thousand cubic feet equivalent	MMcfe	million cubic feet equivalent
Mcfe/d	thousand cubic feet equivalent perday	MMcfe/d	million cubic feet equivalent per day
Mstb	thousand stock tank barrels	MMbtu	million British Thermal Units
NGL	natural gas liquids	GJ	gigajoule
stb	stock tank barrels		

Other

AECO	Intra-Alberta Nova Inventory Transfer Price (NIT net price of natural gas)
API	an indication of the specific gravity of crude oil measured on the American Petroleum Institute gravity scale. Liquid petroleum with a specified gravity of 28 API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
boe	barrel of oil equivalent of natural gas on the basis of 1 boe for 6 Mcf of natural gas
boe/d	barrel of oil equivalent per day
m^3	cubic metre
Mboe	thousand barrels of oil equivalent
MMboe	million barrels of oil equivalent
M$	thousands of dollars
OPEC	Organization of the Petroleum Exporting Countries
RLI	reserve life index
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Conversions

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.

The Meeting

The Meeting will be held at the Westin Hotel, Nakiska Room, 320 – 4th Avenue S.W., Calgary, Alberta, T2P 2S6, on July 28, 2005, at 8:00 a.m. (Calgary time) for the purposes set forth in the accompanying applicable Notice of Special Meeting. The business of the Meeting will be to consider and vote upon the Arrangement Resolution. See "*Effect of the Arrangement - Details of the Arrangement*" and "*Other Matters Considered in the Arrangement Resolution*".

The Arrangement

General

The Fund is a Calgary-based, oil and gas royalty trust currently producing approximately 20,000 boe/d. The Fund's operations are geographically concentrated in West Central Alberta and are characterized by long-life, natural gas-focused assets. Under the Arrangement, the Fund will acquire Blizzard's long-life natural gas properties concentrated in the Peace River Arch area near Grande Prairie, Alberta and the Sousa area of Northwestern Alberta. The majority of the properties are operated and are characterized by high working interests, low operating costs and high field netbacks. The current production of these properties is 4,600 boe/d, approximately 95% of which is natural gas.

The Arrangement will result in the Fund acquiring the majority of Blizzard's natural gas assets, while certain of Blizzard's producing assets and undeveloped lands will be transferred to Zenas. Under the Arrangement, Blizzard Shareholders will receive, for each Blizzard Share held, 0.0777 of a Trust Unit, $0.4097 cash, one-sixth (1/6) of a Zenas Common Share and one Zenas Arrangement Warrant for each whole Zenas Common Share issued pursuant to the Arrangement, each Zenas Arrangement Warrant entitling the holder to acquire, in accordance with the Arrangement, 0.211 of a Zenas Common Share at an effective exercise price of $1.50 per whole Zenas Common Share (Zenas' current estimated net asset value per Zenas Common Share after giving effect to the Arrangement).

If you hold Blizzard Shares with a broker or other nominee, it is important that you act quickly and provide instructions to him or her as soon as possible to complete the Letter of Transmittal. By instructing your nominee, on a timely basis, you will also be in the best position to exercise the Zenas Arrangement Warrants within the 30 day time frame at $1.50 per whole Zenas Common Share (Zenas' current estimated net asset value per Zenas Common Share after giving effect to the Arrangement).

Blizzard Optionholders may choose to participate in the Arrangement by exercising their Blizzard Options and receiving the same consideration as Blizzard Shareholders. All unexercised Blizzard Options (other than Blizzard Options transferred to Blizzard by Dissenting Optionholders pursuant to the Arrangement) will be cancelled for no consideration.

Blizzard Warrantholders may choose to participate in the Arrangement by exercising their Blizzard Warrants and receiving the same consideration as Blizzard Shareholders. All unexercised Blizzard Warrants (other than Blizzard Warrants transferred to Blizzard by Dissenting Warrantholders pursuant to the Arrangement) will be cancelled for no consideration.

The Arrangement provides that any certificate representing the Blizzard Shares that are not validly deposited with the Depositary within ten years following the Effective Date shall cease to represent a claim or interest of any kind or nature in the Fund and/or Zenas, as applicable and the Trust Units, Zenas Common Shares, Zenas Arrangement Warrants and the Cash Consideration to which the holder of such certificate would have otherwise been entitled and such certificate shall be deemed to have been surrendered to the Fund, together with all entitlements to distributions, dividends and payments thereon held for the holder of such Blizzard Shares.

Post Arrangement Structure

Following the Effective Date of the Arrangement:

Blizzard Optionholders and Blizzard Warrantholders

- Blizzard Optionholders and Blizzard Warrantholders who exercised their Blizzard Options and Blizzard Warrants prior to the Effective Date will become Blizzard Shareholders and be treated on the same basis as Blizzard Shareholders; and

- all unexercised Blizzard Options and Blizzard Warrants (other than Blizzard Options and Blizzard Warrants transferred to Blizzard by Dissenting Optionholders or Dissenting Warrantholders, respectively) will be cancelled for no consideration.

Blizzard Shareholders

- As a result of the Arrangement, Blizzard Shareholders (other than Dissenting Shareholders) will receive, for each Blizzard Share held, 0.0777 of a Trust Unit, $0.4097 cash, one-sixth (1/6) of a Zenas Common Share and one Zenas Arrangement Warrant for each whole Zenas Common Share issued pursuant to the Arrangement, each Zenas Arrangement Warrant entitling the holder to acquire, in accordance with the Arrangement, 0.211 of a Zenas Common Share at an effective exercise price of $1.50 per whole Zenas Common Share (Zenas' current estimated net asset value per Zenas Common Share after giving effect to the Arrangement).

- Assuming the maximum subscription occurs under the Zenas Private Placement and the exercise of all of the Zenas Arrangement Warrants into Zenas Common Shares in accordance with the terms of the Zenas Arrangement Warrants, placees of the Zenas Private Placement will own 32.7% of the Zenas Common Shares (including such number of Zenas Common Shares issued to such placees pursuant to the Arrangement) and Blizzard Shareholders (other than the placees under the Zenas Private Placement) will own 67.3% of the Zenas Common Shares.

The following diagram illustrates a simplified organizational structure of the Fund and Zenas following the completion of the Arrangement.


Former Blizzard Shareholders
Placees Under Zenas Private Placement
14% of Trust Units
67.3% of Zenas Common Shares
32.7% of Zenas Common Shares
Prior Shiningbank Unitholders
Zenas
86% of Trust Units
The Fund
99% of Royalty Acquisition Notes
99% of Royalty Acquisition Notes
SLP
Shiningbank Energy
Zenas Assets
Properties
Properties
Blizzard Properties

Note:

(1) Assuming completion of the Arrangement (with no Dissent Rights exercised) and the exercise of all of the Zenas Arrangement Warrants into Zenas Common Shares in accordance with the terms of the Zenas Arrangement Warrants. In the event that all of the Zenas Arrangement Warrants are exercised, Blizzard Securityholders will hold 67.3% of the Zenas Common Shares and placees under the Zenas Private Placement will hold 32.7% of the Zenas Common Shares.

See *"The Arrangement"*, *"Effect of the Arrangement"*, Appendix E *"Information Concerning Zenas"* and Appendix H *"Information Concerning the Fund"*.

Background to and Reasons for the Arrangement

Management of Blizzard continually reviews all options available to them to ensure that the value of Blizzard Shares is being maximized. In March, 2005, the board of directors and management of Blizzard undertook an informal process to review various alternatives to maximize the value of Blizzard Shares. With the assistance of Waterous and Orion, Blizzard reviewed the market place and specifically considered the merits of disposing of certain assets with the intention that the remaining assets would be reorganized into an exploration focused exploration and production company. In April and May, 2005, Waterous and representatives from the board of directors and management of Blizzard had various discussions with select interested parties about the potential sale or merger of Blizzard. The discussions were, in general, focused around the merger of Blizzard with the various interested parties for the purpose of (i) combining the mature assets of each company to form a trust and "spinning out" one or more exploration companies and (ii) combining the

mature assets of Blizzard with an existing trust and "spinning out" one or more exploration companies. Blizzard also considered the merits of Blizzard pursuing its business plan, completing a large property or corporate acquisition or selling Blizzard as a whole. Certain parties responded with an interest in pursuing a transaction with Blizzard. In May, 2005, the Fund and Blizzard entered into discussions about Blizzard selling to, or merging with, the Fund. The Fund conducted a due diligence investigation of Blizzard and a subsequent transaction proposal was submitted to Blizzard on May 12, 2005. Representatives of Blizzard and the Fund continued to negotiate the terms of a proposed transaction. Blizzard focused on crystallizing and enhancing value for Blizzard Shareholders in respect of a potential acquisition of Blizzard by Shiningbank.

The board of directors of Blizzard met on May 14, 2005 and May 29, 2005 to discuss the Fund's proposal and the status of negotiations and the transaction.

The board of directors of Blizzard received and reviewed presentations from Waterous and Orion, reviewed and assessed independent reserves and land valuations in respect of its assets and the assets of Zenas, considered technical due diligence completed by Ross Smith in respect of the Fund and were advised by Bennett Jones LLP, counsel for Blizzard. The board of directors of Blizzard retained independent counsel, Blake Cassels & Graydon LLP, to provide advice on process and fiduciary duties and retained Ross Smith to assess the market value of the joint venture opportunity to be transferred to Zenas.

Management of Blizzard continued to negotiate with the Fund from May 29 to June 5, 2005 to finalize the terms of the transaction and on June 5, 2005, the board of directors of Blizzard convened a formal meeting to consider the Arrangement.

At the June 5, 2005 meeting, the board of directors of Blizzard received advice from independent counsel and received presentations from its financial advisors. After considering: (i) advice of counsel; (ii) advice of Orion and Waterous; (iii) the Ross Smith Report; (iv) the Arrangement Agreement; and (iv) the terms of the Zenas Private Placement and the Zenas Option Plan, the board of directors of Blizzard approved the transaction with the Fund.

Canaccord Capital Corporation, GMP Securities Ltd. and Salman Partners Inc. are acting as strategic advisors to Blizzard and Zenas in connection with the Arrangement.

Blizzard entered into the Arrangement Agreement because it believes that the Arrangement will enhance value for Blizzard Shareholders through:

- equity participation in one of the premier natural gas weighted trusts in the oil and gas royalty trust sector, which will allow continuing participation in the strength of natural gas prices and will deliver an attractive stream of cash distributions;
- monetization of a portion of their investment in Blizzard at an attractive valuation; and
- participation in a high growth exploration-focused producer with a sizeable prospect inventory.

Approval of Securityholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Blizzard. Securityholders voting together as a single class, either in person or by proxy, at the Meeting. In addition, the Arrangement Resolution must be approved by a majority of the votes cast by the Blizzard Shareholders, after excluding the votes cast by directors and officers of Blizzard receiving Zenas Finco Common Shares under the Zenas Private Placement and their related parties as defined in Ontario Securities Commission Rule 61-501. See *"General Proxy Matters"*.

Fairness Opinions

The board of directors of Blizzard retained Orion and Waterous to address the fairness, from a financial point of view, of the consideration to be received by Blizzard. In connection with this mandate, Orion and Waterous have prepared the

Blizzard Fairness Opinions. The Orion opinion states that, in its opinion, as of June 28, 2005, the consideration to be received by Blizzard Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Blizzard Shareholders. The Waterous opinion states that, in its opinion, as of June 28, 2005, the amount of $275 million, as the value of the consideration for the assets to be acquired by the Fund pursuant to the Arrangement, with $2.05 as the portion of that value (before accounting for assumed debt and other liabilities) to be received in respect of such assets by each Blizzard Shareholder for each Blizzard Share held (on a fully diluted basis), is fair, from a financial point of view. Both opinions are subject to the assumptions and limitations contained therein and should be read in their entirety. See *"Effect of The Arrangement – Blizzard Fairness Opinions"* and Appendix D *"Blizzard Fairness Opinions"*.

Recommendations of the Boards of Directors

The Board of Directors of Blizzard determined that the Arrangement is fair to Blizzard Securityholders, is in the best interests of Blizzard and the Blizzard Securityholders and authorized the submission of the Arrangement for approval and to the Court for the Final Order. See *"Effect of the Arrangement - Interests of Certain Persons or Companies in the Arrangement"* and *"Effect of the Arrangement - Recommendations of the Boards of Directors"*. Members of the board of directors, management and certain employees of Blizzard, holding an aggregate of 16,027,290 Blizzard Securities representing approximately 14% of the fully diluted shares of Blizzard, have agreed to vote their Blizzard Securities in favour of the Arrangement Resolution subject to the terms of the Blizzard Lock-Up Agreements.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See *"Effect of the Arrangement – Procedure for the Arrangement Becoming Effective"*. An application for the Final Order approving the Arrangement is expected to be made on July 28, 2005 at 1:30 p.m. at the Court House, 611 – 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

Right to Dissent

Pursuant to the Interim Order, Registered Holders have the right to dissent with respect to the Arrangement Resolution if the Dissenting Securityholder sends to Blizzard's counsel, Bennett Jones LLP, Attention H. Martin Kay, Q.C., 4500, 855-2nd Street S.W., Calgary, Alberta, T2P 4K7, a written objection to the Arrangement Resolution, which written objection must be received by Bennett Jones LLP by 4:00 p.m. on the Business Day immediately preceding the date of the Meeting and be in compliance with Section 191 of the ABCA, as modified by the Plan of Arrangement and by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Blizzard Securities in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Plan of Arrangement and the Interim Order. See Appendices B and I for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Plan of Arrangement and the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Blizzard Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent**. Accordingly, a beneficial owner of Blizzard Securities desiring to exercise the right to dissent must make arrangements for such Blizzard Securities beneficially owned to be registered in such holder's name prior to the time the written objection to the Arrangement Resolution is required to be received by Blizzard, or alternatively, make arrangements for the Registered Holder to dissent on such holder's behalf. Pursuant to the Interim Order, a Blizzard Securityholder may not exercise the right to dissent in respect of only a portion of such holder's Blizzard Securities. See *"Effect of the Arrangement – Right to Dissent"*.

It is a condition to the Arrangement that Blizzard Securityholders holding not greater than 2% of the outstanding Blizzard Securities shall have exercised rights of dissent in respect to the Arrangement that have not been withdrawn as of the Effective Date. See *"Effect of the Arrangement – Arrangement Agreement – Conditions Precedent to Arrangement"*.

The Fund

The Fund is an unincorporated open-ended investment trust created under the laws of the Province of Alberta and formed and governed by the Trust Indenture. The head and principal offices of the Fund are located at 1310, 111-5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of the Fund is located at Suite 1200, 700-2nd Street S.W., Calgary, Alberta. T2P 4V5.

The Fund's assets consist primarily of the Royalties granted by Shiningbank Energy and SLP, the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note. The Royalties entitle the Fund to receive Royalty Income. The Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note entitle the Fund to receive payments of principal and interest from Shiningbank Energy and from SLP in accordance with the terms of promissory notes arising at the time of acquisition of the shares of Raider, Ionic and Birchill.

Holders of Trust Units are the beneficiaries of the Fund. Unitholders indirectly receive the benefit of the Royalties consisting of the entitlement to receive an amount equal to the Royalty Income and also indirectly receive the benefit of the interest income on the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note received by the Fund from Shiningbank Energy and SLP.

As holders of Trust Units after the Arrangement, Unitholders will receive monthly distributions of the cash flow generated by the Fund. The Fund will employ a strategy to: (i) provide Unitholders with a competitive annual cash-on-cash yield by making monthly cash distributions to such Unitholders; (ii) provide that the Fund's assets are maintained efficiently at a sustainable level; and (iii) enable the Fund to continue to expand its business through development and acquisition opportunities that will provide long-term stable cash flows and be accretive to Unitholders.

The Fund permits individual Unitholders to participate in the cash flow from the business of Shiningbank Energy and SLP to the extent such cash flow is distributed by the Trustee. Each Trust Unit entitles the holder thereof to receive monthly cash distributions.

The Fund is managed by the management of Shiningbank Energy, which is led by David M. Fitzpatrick as President and Chief Executive Officer and Bruce K. Gibson as Vice President, Finance and Chief Financial Officer.

See Appendix H *"Information Concerning the Fund"*.

Zenas

Zenas is a corporation incorporated pursuant to the provisions of the ABCA and is a wholly-owned subsidiary of Blizzard. It is expected that Zenas will become a public corporation pursuant to the Arrangement.

Under the Arrangement, Zenas will acquire approximately 400 boe/d of production primarily within the Grande Prairie area of Alberta, along with approximately 16,355 net acres of undeveloped land. In addition, Zenas will acquire Blizzard's interest in a joint venture agreement with a major exploration and production company encompassing 160,000 acres in Northeast British Columbia. This past winter a 40 square mile 3D seismic program was run over this area and several stratigraphic wells were drilled which confirmed a significant natural gas resource opportunity.

Based primarily on independent reserve evaluations for 100% of the reserves, internal land evaluations and the Ross Smith Report, Zenas will have a net asset value of $28.6 million or $1.50 per Zenas Common Share (on a post-consolidated basis) comprised of $14.9 million for reserves, $3.1 million for undeveloped land, $3.1 million for seismic and $7.5 million for the joint venture opportunity in Northeast British Columbia.

Zenas will be managed by the current executives of Blizzard and will be led by John Rooney as President and Chief Executive Officer, Mike Machalski as Chief Operating Officer and Hal Metcalfe as Chief Financial Officer. In addition to John Rooney, the Board of Directors will include Jim Artindale (Chairman), Larry Evans, Dave MacKenzie, George Watson, Frank Guidolin, Doug Manner and Bob Rooney.

At closing of the Arrangement, it is expected that Zenas will not have any debt and will be well positioned to aggressively pursue and expand its asset base and certain exploratory initiatives, which are currently underway. A capital expenditure

program of $13 to $14 million is planned for the remainder of the year. Initial equity financing for Zenas, in the aggregate amount of $6 million, will be provided by the Zenas Private Placement and up to an additional $6 million may be raised through the exercise of Zenas Arrangement Warrants, at the same price as the private placement, which are being issued to Blizzard Shareholders pursuant to the Arrangement. Zenas also expects to have a bank credit facility in place prior to the Effective Date.

Following the Arrangement, the head and principal office of Zenas will be located at 305, 505 – 3rd Street S.W., Calgary, Alberta, T2P 3E6 and its registered office will be located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7. See Appendix E *"Information Concerning Zenas"*.

Stock Exchange Listing Approvals

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the additional Trust Units to be issued pursuant to the Arrangement. The TSX has conditionally approved the listing of the Trust Units to be issued pursuant to the Arrangement. Listing is subject to the Fund fulfilling all the requirements of the TSX on or before five days from the Effective Date. Application has been made for the listing of the Zenas Common Shares on the TSX. The listing of the Zenas Common Shares on the TSX will be subject to Zenas meeting the TSX's original listing requirements. If Zenas is not able to meet the original listing requirements of the TSX then Zenas will seek to list the Zenas Common Shares on another Canadian stock exchange. **Conditional listing approval has not been obtained and there can be no assurance that the Zenas Common Shares will be listed on the TSX or any other stock exchange.** While Zenas intends to continue to seek a listing for the Zenas Common Shares if such shares are not listed on the TSX, delays in obtaining, or the inability to obtain, such listing will not be a condition of the parties to the completion of the Arrangement and Blizzard Securityholders may receive stock in a private company.

There can be no assurance that the necessary discretionary orders or exemptions will be granted by the applicable regulatory authorities or that the Zenas Common Shares will be listed on any stock exchange. See *"Effect of the Arrangement – Stock Exchange Listings"*.

Canadian Federal Income Tax Considerations

The Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Resident Blizzard Shareholder realizing a capital gain (or a capital loss) equal to the amount by which the aggregate of the fair market value of the Trust Units and the cash payment received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of the portion of the Blizzard Shares effectively exchanged for the Trust Units and the cash payment and any reasonable costs of disposition. The portion of a Blizzard Shareholder's Blizzard Shares effectively exchanged for Zenas Common Shares will generally be effected on a tax-deferred basis. A Blizzard Shareholder who is a Non-Resident should generally not be subject to any Canadian tax in respect of the steps comprising the Arrangement.

A holder of a Trust Unit who is a Resident will be required to include in income each year the amount of the Fund's income which is paid or payable in the year to such holder during such year. Generally speaking, amounts paid to a holder of a Trust Unit in excess of the holder's proportionate share of the Fund's income will not be included in the holder's income but will reduce the adjusted cost base of such Trust Unit. To the extent that the adjusted cost base to a holder of a Trust Unit would otherwise be less that zero, such negative amount will generally be treated as capital gain from the disposition of such Trust Unit. A disposition of a Trust Unit will generally result in the holder realizing a capital gain (or capital loss) to the extent that the proceeds of disposition received exceeds (or is less than) the aggregate of the holder's adjusted cost base of the Trust Unit and reasonable costs of the disposition.

A Non-Resident holder of a Trust Unit will be subject to a Canadian withholding tax of 25% (as reduced by any applicable tax treaty) on the amount of the Fund's income which is paid or credited to such Non-Resident holder. In certain circumstances, a Non-Resident holder of a Trust Unit may be subject to a 15% withholding tax on distributions paid in excess of the Non-Resident holder's proportionate share of the Fund's income. Provided that the Fund qualifies as a mutual fund trust on the date of disposition, a Non-Resident holder will generally not be subject to any Canadian tax on the disposition of a Trust Unit.

The Information Circular contains a summary of the principal Canadian federal income tax considerations applicable to Residents and Non-Residents in respect of the steps comprising the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See "*Effect of the Arrangement - Canadian Federal Income Tax Considerations*".

Selected Pro Forma Financial and Operational Information for the Fund

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned on a consolidated basis by the Fund following the completion of the Arrangement, for the year ended December 31, 2004 and the three months ended March 31, 2005. See "*Information Concerning the Fund*" and Appendix H "*Information Concerning the Fund*".

	Three Months ended March 31, 2005	Year Ended December 31, 2004
	(unaudited) ($000's)	(unaudited) ($000's)
Oil and natural gas sales	92,134	351,240
Royalties	(20,405)	(73,989)
Other income	9	263
Operating expenses	(13,127)	(54,698)
Transportation expenses	(1,436)	(5,550)
General and administrative charges	(2,327)	(7,493)
Depletion, depreciation and accretion	(37,921)	(150,812)
Interest on debt	(2,535)	(7,904)
Trust unit incentive compensation	(615)	(1,263)
Internalization of management contract	(368)	(3,511)
Capital and large corporation taxes	(251)	(1,063)
Future income tax recovery	1,351	88,722
Net earnings	14,509	133,942

	Three Months ended March 31, 2005	Year Ended December 31, 2004
Average Daily Production		
Oil (bbls/d)	2,385	3,323
NGL (bbls/d)	3,413	4,077
Natural gas (mmcf/d)	104.3	109.0
Oil equivalent (boe/d)	23,175	25,570
Average Net Product Prices Received		
Light/medium crude oil ($/bbl)	56.26	43.66
NGL ($/bbl)	45.79	40.53
Natural gas ($/Mcf)	7.02	7.05

	CI[1]	Gross	Net
Proved Reserves as at December 31, 2004			
Light/medium crude Oil & NGL (Mbbls)	12,702	12,596	9,639
Heavy crude oil (Mbbls)	308	308	279
Natural gas (MMcf)	252.3	237.6	202.9
Oil equivalent (Mboe)	55,067.6	52,510.6	43,736.8
Proved Plus Probable Reserves as at December 31, 2004			
Light/medium crude oil & NGL (Mbbls)	19,089	18,955	14,446
Heavy crude oil (Mbbls)	442	442	401
Natural gas (MMcf)	379.1	361.2	305.8
Oil equivalent (Mboe)	82,720.4	79,597.4	65,807.2
Undeveloped Land Holdings			
(as at December 31, 2004)			463,727

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the COGE Handbook. Prior to 2004, Shiningbank Energy reported its reserves on a "Company Interest" basis which is Shiningbank Energy's working interest reserves before reduction for royalty obligations plus the Shiningbank royalty interests. For continuity and comparison purposes, reserves included in the table above are presented on a "Company Interest" basis.

Distribution Policy

The Fund distributes the net cash flow from its petroleum and natural gas properties to Unitholders on a monthly basis with a portion of this cash flow withheld to repay debt and fund capital expenditures. Although the level of cash retained for debt repayment varies, the Fund monitors its distribution policy with respect to forecasted cash flows, debt levels and spending plans. Management of the Fund adjusts the payout levels in an effort to balance desired distributions with actual cash flow and the Fund's requirement to maintain an appropriate and prudent capital structure.

For the year ended December 31, 2004, the Fund distributed $146.4 million ($2.76 per Trust Unit) which represented 84 percent of cash flow from operations. For the three months ended March 31, 2005, the Fund distributed $37.5 million ($0.69 per Trust Unit) which represented 84 percent of cash flow from operations.

Distribution History

Ex-Distribution Date[(1)]	Record Date[(2)]	Payment date	Distribution Amount (C$ per unit)
June 28, 2005	June 30, 2005	July 15, 2005	0.23
May 27, 2005	May 31, 2005	June 15, 2005	0.23
April 27, 2005	April 30, 2005	May 15, 2005	0.23
March 28, 2005	March 31, 2005	April 15, 2005	0.23
February 24, 2005	February 28, 2005	March 15, 2005	0.23
January 27, 2005	January 31, 2005	February 15, 2005	0.23

Notes:

(1) The distribution date is two business days prior to the record date.

(2) The record date is the last day of the month.

Selected Pro Forma Financial and Operational Information for Zenas

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned, directly and indirectly, by Zenas following the completion of the Arrangement, for the periods indicated. See Appendix E *"Information Concerning Zenas"*.

Financial Information	**Three Months Ended**	**Year Ended December 31,**		
	March 31, 2005	**2004**	**2003**	**2002**
	($000's)	($000's)	($000's)	($000's)
Production revenue	2,055	8,076	9,924	13,651
Royalties..................................	410	1,692	2,295	2,987
Operating expenses	246	1,577	884	440
Transportation expenses...........	30	256	357	421
Net operating revenue	1,369	4,551	6,388	9,803

Operational Information	Three Months Ended March 31, 2005	Year Ended at December 31, 2004	2003	2002
Production				
Crude oil (bbls/d)	272	304	414	579
Liquids (bbls/d)	24	33	38	77
Natural gas (Mcf/d)	705	650	1,163	2,681
Oil equivalent (boe/d)	415	446	645	1,103

	Gross	Net
Proved Reserves as at June 30, 2005		
Crude oil (Mboe)	516	466
Liquids (Mbbls)	-	-
Natural gas (mMcf)	1,098	800
Oil equivalent (Mboe)	699	599
Proved Plus Probable Reserves as at June 30, 2005		
Crude oil (Mboe)	616	559
Liquids (Mbbls)	-	-
Natural gas (mMcf)	1,327	967
Oil equivalent (Mboe)	837	720
Undeveloped Land Holdings		
(as at December 31, 2004)	12,000	8,592
(as at March 31, 2005)	27,525	16,355

Risk Factors

An investment in Zenas should be considered highly speculative due to the nature of its activities and the present stage of its development. The following is a list of certain risk factors relating to the activities of the Fund and Zenas and the ownership of Trust Units, Zenas Common Shares and Zenas Arrangement Warrants which prospective investors should carefully consider before making an investment decision relating to Trust Units, Zenas Common Shares and Zenas Arrangement Warrants:

- the lack of assurance that income tax laws will not be changed in a manner that affects Unitholders and the holders of Zenas Common Shares adversely;
- the lack of assurance that government incentive and/or legislative and regulatory programs relating to the oil and gas industry will not be changed in a manner that affects Unitholders and holders of Zenas Common Shares adversely;
- the lack of assurance that Zenas Common Shares will be listed on the TSX or any other Canadian stock exchange and the possibility that Blizzard Securityholders may receive stock in a private company;
- the possibility that the Fund may in the future fail to qualify as a mutual fund trust;
- actual production and ultimate reserves could be greater or lesser than the production forecasts and recoverable reserve estimates contained in the Blizzard Engineering Report, the Fund Engineering Reports, the Zenas 2004 Engineering Report and the Zenas 2005 Engineering Report;
- future reserves and production depend on success in exploiting the current reserves bases and acquiring or discovering additional reserves;
- availability of debt or equity financing to fund future acquisitions, exploration and development plans for either the Fund or Zenas;

- volatility of oil and natural gas prices and markets;
- operational hazards and other uncertainties;
- exploration, development and production risks;
- environmental risks;
- assumption of liabilities by Zenas;
- industry competition; and
- ability to attract key personnel.

The risk factors listed above are contained elsewhere in this Information Circular and in Appendix E "*Information Concerning Zenas – Risk Factors*", Appendix F "*Information Concerning Blizzard – Risk Factors*" and Appendix H "*Information Concerning the Fund*". Blizzard Securityholders should carefully consider all such risk factors.

THE ARRANGEMENT

Background to and Reasons for the Arrangement

Management of Blizzard continually reviews all options available to them to ensure that the value of Blizzard Shares is being maximized. In March, 2005, the board of directors and management of Blizzard undertook an informal process to review various alternatives to maximize the value of Blizzard Shares. With the assistance of Waterous and Orion, Blizzard reviewed the market place and specifically considered the merits of disposing of certain assets with the intention that the remaining assets would be reorganized into an exploration focused exploration and production company. In April and May, 2005, Waterous and representatives from the board of directors and management of Blizzard had various discussions with select interested parties about the potential sale or merger of Blizzard. The discussions were, in general, focused around the merger of Blizzard with the various interested parties for the purpose of (i) combining the mature assets of each company to form a trust and "spinning out" one or more exploration companies and (ii) combining the mature assets of Blizzard with an existing trust and "spinning out" one or more exploration companies. Blizzard also considered the merits of Blizzard pursuing its business plan, completing a large property or corporate acquisition or selling Blizzard as a whole. Certain parties responded with an interest in pursuing a transaction with Blizzard. In May, 2005, the Fund and Blizzard entered into discussions about Blizzard selling to, or merging with, the Fund. The Fund conducted a due diligence investigation of Blizzard and a subsequent transaction proposal was submitted to Blizzard on May 12, 2005. Representatives of Blizzard and the Fund continued to negotiate the terms of a proposed transaction. Blizzard focused on crystallizing and enhancing value for Blizzard Shareholders in respect of a potential acquisition of Blizzard by Shiningbank.

The board of directors of Blizzard met on May 14, 2005, and May 29, 2005, to discuss the Fund's proposal and the status of negotiations and the transaction.

The board of directors of Blizzard received and reviewed presentations from Waterous and Orion, reviewed and assessed independent reserves and land valuations in respect of its assets and the assets of Zenas, considered technical due diligence completed by Ross Smith in respect of the Fund and were advised by Bennett Jones LLP, counsel for Blizzard. The board of directors of Blizzard retained independent counsel, Blake Cassels & Graydon LLP, to provide advice on process and fiduciary duties and retained Ross Smith to assess the market value of the joint venture opportunity to be transferred to Zenas.

Management of Blizzard continued to negotiate with the Fund from May 29 to June 5, 2005, to finalize the terms of the transaction and on June 5, 2005, the board of directors of Blizzard convened a formal meeting to consider the Arrangement.

At the June 5, 2005, meeting, the board of directors of Blizzard received advice from independent counsel and received presentations from its financial advisors. After considering: (i) advice of counsel; (ii) advice of Orion and Waterous; (iii) advice of Ross Smith; (iv) the Arrangement Agreement; and (iv) the terms of the Zenas Private Placement and the Stock Option Plan, the board of directors of Blizzard approved the transaction with the Fund.

Canaccord Capital Corporation, GMP Securities Ltd. and Salman Partners Inc. are acting as strategic advisors to Blizzard and Zenas in connection with the Arrangement.

Blizzard entered into the Arrangement Agreement because it believes that the Arrangement will enhance value for Blizzard Shareholders through:

- equity participation in one of the premier natural gas weighted trusts in the oil and gas royalty trust sector, which will allow continuing participation in the strength of natural gas prices and will deliver an attractive stream of cash distributions;

- monetization of a portion of their investment in Blizzard at an attractive valuation; and

- participation in a high growth exploration-focused producer with a sizeable prospect inventory.

EFFECT OF THE ARRANGEMENT

General

Under the Arrangement, Blizzard Shareholders will receive, for each Blizzard Share held, 0.0777 of a Trust Unit, $0.4097 cash, one-sixth (1/6) of a Zenas Common Share and one Zenas Arrangement Warrant for each whole Zenas Common Share issued pursuant to the Arrangement, each Zenas Arrangement Warrant entitling the holder to acquire, in accordance with the Arrangement, 0.211 of a Zenas Common Share at an effective exercise price of $1.50 per whole Zenas Common Share (Zenas' current estimated net asset value per Zenas Common Share after giving effect to the Arrangement).

All unexercised Blizzard Options and Blizzard Warrants (other than Blizzard Options and Blizzard Warrants transferred to Blizzard by Dissenting Blizzard Optionholders and Blizzard Warrantholders) will be cancelled.

No fractional Trust Units, Zenas Common Shares or Zenas Arrangement Warrants will be issued pursuant to the Arrangement and to the extent that a fractional Trust Unit, Zenas Common Share or Zenas Arrangement Warrant would be issued such security will be rounded to the nearest whole number per registered holder.

On June 28, 2005 there were 108,774,500 Blizzard Shares outstanding. In addition, 4,572,000 Blizzard Shares are issuable pursuant to currently outstanding Blizzard Options and 396,000 Blizzard Shares are issuable pursuant to currently outstanding Blizzard Warrants.

After giving effect to the Arrangement, the current Blizzard Shareholders effectively will have exchanged their Blizzard Shares for: (i) Trust Units; (ii) Cash Consideration; (iii) Zenas Common Shares; and (iv) Zenas Arrangement Warrants. As a result of a Blizzard Shareholder's Blizzard Shares being exchanged for Zenas Common Shares and Trust Units pursuant to the Arrangement, the nature of a Blizzard Shareholder's investment will change. See Appendices E and H *"Information Concerning Zenas"*, and *"Information Concerning the Fund"*, respectively.

For details regarding the Zenas Common Shares, see Appendix E *"Information Concerning Zenas"*. For details regarding the Trust Units, see Appendix H *"Information Concerning the Fund"*.

Details of the Arrangement

Pre-Arrangement Steps

It is expected that Zenas Finco will complete the Zenas Private Placement prior to the Effective Date. See "*Other Matters Considered in the Arrangement Resolution – Approval of Zenas Private Placement*".

Arrangement Steps

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Blizzard Shares, Blizzard Options and Blizzard Warrants held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Blizzard (free of any claims) and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Blizzard other than the right to be paid the fair value of their Blizzard Shares, Blizzard Options or Blizzard Warrant, as the case may be, in accordance with Article 4 of the Plan of Arrangement;

(b) each issued and outstanding Blizzard Share held by a Non-Resident shall be transferred to Zenas in exchange for one-sixth (1/6) of a Zenas Common Share and the right to receive (i) 0.0777 of a Trust Unit and (ii) a cash payment of $0.4097 for each Blizzard Share held by a Non-Resident Blizzard Shareholder;

(c) the Blizzard New Common Shares and the Blizzard Preferred A Shares shall be created as new classes of shares of Blizzard and each Blizzard Share held by a Blizzard Shareholder that is a Resident shall be

exchanged pursuant to a reorganization of the capital of Blizzard for one (1) Blizzard New Common Share and one (1) Blizzard Preferred A Share and the stated capital of each:

(i) Blizzard Preferred A Share shall be set at the paid-up capital of each Blizzard Share exchanged less the Blizzard New Common Share Stated Value; and

(ii) Blizzard New Common Share shall initially be set at approximately $0.25 per share with the precise amount to be determined immediately prior to the Effective Time (the "Blizzard New Common Share Stated Value");

(d) each issued and outstanding Blizzard Preferred A Share shall be transferred to Shiningbank Energy in exchange for 0.0777 of a Trust Unit and a cash payment of $0.4097 for each Blizzard Preferred A Share held by a Blizzard Shareholder;

(e) Shiningbank Energy shall issue one (1.0) Note to Shiningbank with respect to the Trust Units required to be issued pursuant to (d) above in a principal amount equal to the Fund Trust Unit Weighted Average Trading Price multiplied by the number of such Trust Units;

(f) Zenas shall deliver to each Non-Resident described in (b), (i) 0.0777 of a Trust Unit and (ii) a cash payment of $0.4097;

(g) all unexercised Blizzard Options and Blizzard Warrants (other than Blizzard Options and Blizzard Warrants held by Dissenting Optionholders or Dissenting Warrantholders, respectively) shall be cancelled for no consideration;

(h) the Zenas Conveyance shall become effective and Zenas shall deliver the Zenas Note in satisfaction of the purchase price contemplated by the Zenas Conveyance;

(i) each Blizzard New Common Share (other than Blizzard New Common Shares held by Zenas) shall be transferred to Zenas in exchange for one-sixth (1/6th)of a Zenas Common Share;

(j) the one (1.0) Zenas Common Share held by Blizzard shall be cancelled in consideration for a payment of $1.00;

(k) each Blizzard New Common Share shall be transferred by Zenas to Shiningbank Energy in exchange for the Share Note;

(l) that portion of the Zenas Note equal to the principal amount of the Share Note shall be transferred by Blizzard to Zenas in exchange for the Share Note held by Zenas and the Zenas Note shall be reduced by the amount of the Share Note;

(m) Zenas shall settle any remaining unpaid principal amount of the Zenas Note by delivering to Blizzard payment in cash under the Zenas Conveyance, if any;

(n) Zenas shall issue one (1.0) Zenas Arrangement Warrant to each holder of a Zenas Common Share; and

(o) each Zenas Finco Common Share, if any, shall be transferred to Zenas in exchange for one (1.0) Zenas Common Share.

Post Arrangement Structure

The following diagram illustrates a simplified organizational structure of the Fund and Zenas following the completion of the Arrangement.


Former Blizzard Shareholders
Placees Under Zenas Private Placement
14% of Trust Units
67.3% of Zenas Common Shares
32.7% of Zenas Common Shares
Prior Shiningbank Unitholders
Zenas
86% of Trust Units
The Fund
99% of Royalty Acquisition Notes
99% of Royalty Acquisition Notes
SLP
Shiningbank Energy
Zenas Assets
Properties
Properties
Blizzard Properties

Notes:

(1) Assuming completion of the Arrangement (with no Dissent Rights exercised) and the exercise of all of the Zenas Arrangement Warrants into Zenas Common Shares in accordance with the terms of the Zenas Arrangement Warrants. In the event that all of the Zenas Arrangement Warrants are exercised, Blizzard Securityholders will hold 67.3% of the Zenas Common Shares and placees under the Zenas Private Placement will hold 32.7% of the Zenas Common Shares.

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of the Fund, Shiningbank Energy and Blizzard and various conditions precedent, both mutual and with respect to each entity.

The following is a summary of certain provisions of the Arrangement Agreement. The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Non-Solicitation

Pursuant to the Arrangement Agreement, Blizzard has agreed to not directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(a) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(b) enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(d) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal,

provided, however, that notwithstanding any other provision hereof, Blizzard and its officers, directors and advisers may:

(e) enter into or participate in discussions or negotiations regarding Zenas or the Zenas Assets, as applicable provided that no binding agreement regarding Zenas or the Zenas Assets, as applicable, is entered into until after the Effective Date;

(f) enter into or participate in any negotiations or initiate any discussion with a third party which (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Blizzard or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the confidentiality agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Fund and Shiningbank Energy as set out below), may furnish to such third party information concerning Blizzard and its business, properties and assets, in each case if, and only to the extent that:

    (i) the third party has first made a written bona fide Acquisition Proposal which the board of directors of Blizzard determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of Blizzard as compared to the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Blizzard, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

    (ii) prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Blizzard provides prompt notice to the Fund and Shiningbank Energy to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the Fund or Shiningbank Energy, copies of all information provided to such third party concurrently with the

provision of such information to such third party, and provided further that, Blizzard shall notify the Fund and Shiningbank Energy orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a summary of the details of such proposal (and any amendments or supplements thereto), the identity of the person making it (unless the Superior Proposal is an all cash offer), if not previously provided to the Fund or Shiningbank Energy, copies of all information provided to such party and all other information reasonably requested by the Fund or Shiningbank Energy), within 24 hours of the receipt thereof, shall keep the Fund and Shiningbank Energy informed of the status and details of any such inquiry, offer or proposal and answer the Fund's and Shiningbank Energy's questions with respect thereto;

(g) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(h) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement and after receiving the advice of financial advisors and outside counsel as reflected in minutes of the board of directors of Blizzard, that the taking of such action is necessary for the board of directors in discharging its fiduciary duties under Applicable Laws and Blizzard complies with its obligations set forth in Section 3.4(c) of the Arrangement Agreement and terminates the Arrangement Agreement in accordance with Section 8.1(d) of the Arrangement Agreement and concurrently therewith pays the amount required by Section 6.1 of the Arrangement Agreement.

Termination Fees

Pursuant to the Arrangement Agreement, Blizzard, the Fund and Shiningbank Energy have agreed that if at any time after the execution of the Arrangement Agreement:

(a) the board of directors of Blizzard has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to the Fund or shall have resolved to do so prior to the Effective Date other than in certain circumstances provided for in the Arrangement Agreement;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Blizzard shareholders or to Blizzard and: (i) the Blizzard Shareholders do not approve the Arrangement; and (ii) such Acquisition Proposal is consummated within six months of the date of the Arrangement Agreement;

(c) Blizzard accepts, recommends, approves or enters into an agreement (other than a confidentiality agreement) to implement a Superior Proposal prior to the Effective Date or termination of the Arrangement Agreement;

(d) Blizzard breaches any of its covenants in the Arrangement Agreement or wilfully breaches any other of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement; or

(e) Blizzard breaches any of its representations, warranties or covenants made in the Arrangement Agreement (other than a wilful breach referred to in (d) above), which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement

(each of the above being a "**Shiningbank Damages Event**"), then in the event of the termination of the Arrangement Agreement, Blizzard shall pay to the Fund $8.0 million (in the case of an event referred to in (a), (b), (c) or (d) above) or $1.0 million in the aggregate (in the case of an event referred to in (e) above) as liquidated damages in immediately available funds to an account designated by the Fund and Shiningbank Energy within one business day after the first to

occur of the events described above, and after such event but prior to payment of such amount, Blizzard shall be deemed to hold such fund in trust for the Fund. Blizzard shall only be obligated to pay a maximum of $8.0 million pursuant to the Arrangement Agreement.

If at any time after the execution of the Arrangement Agreement, the Fund or Shiningbank Energy breaches any of its representations, warranties or covenants made in the Arrangement Agreement, which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement (being a "**Blizzard Damages Event**"), then in the event of termination of the Arrangement Agreement, the Fund shall pay to Blizzard $1.0 million, in aggregate, as liquidated damages in immediately available funds to an account designated by Blizzard within one business day after the breach as described above and after such event but prior to payment of such amount, the Fund shall be deemed to hold such funds in trust for Blizzard.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of the Fund and Blizzard;

(b) as a result of the failure to satisfy any of the conditions set forth in the Arrangement Agreement;

(c) by the Fund upon the occurrence of a Shiningbank Damages Event, in certain circumstances, provided that in the event of a Shiningbank Damages Event, the Arrangement Agreement may not be terminated by the Fund unless Blizzard securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by Blizzard upon the occurrence of a Shiningbank Damages Event, in certain circumstances, and the payment by Blizzard to the Fund of the applicable termination fee;

(e) by Blizzard upon the occurrence of a Blizzard Damages Event.

In the event of any such termination, the Arrangement Agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party under the Arrangement Agreement except with respect to the payment of the termination fee which shall survive such termination.

Conditions Precedent to the Arrangement

The respective obligations of the Parties to consummate the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) the Arrangement Resolution shall have been passed by the holders of Blizzard Securities, on or prior to August 15, 2005 in accordance with the Interim Order and in form and substance satisfactory to each of the Fund, Shiningbank Energy and Blizzard, acting reasonably;

(b) in the event that dissent rights are given to Blizzard Securityholders under the terms of the Interim Order, holders of not greater than 2% of the outstanding Blizzard Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(c) on or prior to August 15, 2005, the Final Order shall have been granted in form and substance satisfactory to the Fund, Shiningbank Energy and Blizzard, acting reasonably;

(d) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of the Fund, Shiningbank Energy and Blizzard, acting reasonably;

(e) the Arrangement shall have become effective on or prior to August 15, 2005;

(f) the Fund, Shiningbank Energy and Blizzard shall enter into written agreements effective as of the Effective Date satisfactory to Blizzard or Blizzard shall have evidence satisfactory to Blizzard, acting reasonably, pursuant to which Blizzard shall have arranged or the Fund and Shiningbank Energy shall agree or have agreed that, for a period of six years after the Effective Date, the Fund and/or Shiningbank Energy shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained (provided that the Fund or Shiningbank Energy may substitute therefor policies of at least the same change coverage and amounts containing terms and conditions which are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Blizzard with respect to claims arising from facts or events which occurred before the Effective Date;

(g) the TSX shall have conditionally listed all of the Fund's Trust Units issuable pursuant to the Arrangement;

(h) the relevant waiting period in section 123 of the *Competition Act* shall have expired and: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the *Competition Act*; or (ii) a "no action letter" satisfactory to each of the Fund and Blizzard, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the *Competition Act* shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of the Fund and Blizzard, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(i) all requisite domestic and foreign regulatory approvals and consents required for completion of the Arrangement shall have been obtained on terms and conditions satisfactory to the Fund, Shiningbank Energy and Blizzard, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated in the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory waiting period; and

(j) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

  (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement; or

  (ii) results in a judgment or assessment of material damages directly or indirectly relating to the Arrangement or any other transactions contemplated in the Arrangement Agreement.

The foregoing conditions are for the mutual benefit of the Fund, Shiningbank Energy and Blizzard and may be asserted by the Fund, Shiningbank Energy and Blizzard regardless of the circumstances and may be waived by the Fund, Shiningbank Energy and Blizzard in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Fund, Shiningbank Energy or Blizzard may have.

In addition to the mutual conditions precedent, the obligation of the Fund and Shiningbank Energy to consummate the transactions contemplated in the Arrangement Agreement is also subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Blizzard shall have mailed the Blizzard Information Circular and other documentation required in connection with the Blizzard Meeting on or before July 15, 2005;

(b) each of the acts and undertakings of Blizzard to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Blizzard;

(c) Blizzard shall have furnished the Fund and Shiningbank Energy with:

(i) certified copies of the resolutions duly passed by the boards of directors of Blizzard approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

(ii) certified copies of the resolutions of Blizzard Securityholders, duly passed at the Blizzard Meeting, approving the Arrangement Resolution;

(d) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Blizzard contained in the Arrangement Agreement shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Blizzard shall have complied in all material respects with its covenants in the Arrangement Agreement and the Fund and Shiningbank Energy shall have received a certificate to that effect dated the Effective Date from the President and Chief Financial Officer of Blizzard and another senior officer thereof acceptable to the Fund and Shiningbank Energy, acting reasonably, acting solely on behalf of Blizzard and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and the Fund and Shiningbank Energy will have no knowledge to the contrary;

(e) there shall not have occurred any change after the date of the Arrangement Agreement or prior to the date of the Arrangement Agreement which has not been publicly disclosed prior to the date of the Arrangement Agreement or previously disclosed prior to the date of the Arrangement Agreement to the Fund or Shiningbank Energy in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Blizzard and which, in the judgment of the Fund and Shiningbank Energy, acting reasonably, is materially adverse to Blizzard other than: (i) a change directly resulting from an action taken by Blizzard pursuant to Blizzard's May 26, 2005 budget as disclosed to the Fund or to which the Fund or Shiningbank Energy has consented to in writing; (ii) a change in Zenas Assets; (iii) a change resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iv) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Blizzard; and

(f) a third party to which Blizzard had issued a debenture shall have discharged or consented to the transfer of the debenture as described in the Blizzard Financial Statements such that it does not apply to Blizzard or any of its assets, other than the Zenas Assets.

The foregoing conditions are for the exclusive benefit of the Fund and Shiningbank Energy and may be asserted by the Fund and Shiningbank Energy regardless of the circumstances or may be waived by the Fund in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which the Fund and Shiningbank Energy may have.

In addition to the mutual conditions precedent, the obligation of Blizzard to consummate the transactions contemplated in the Arrangement Agreement, is also subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the acts and undertakings of the Fund or Shiningbank Energy to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by the Fund or Shiningbank Energy, as the case may be;

(b) the Fund and Shiningbank Energy shall have furnished Blizzard with certified copies of the resolutions duly passed by the board of directors of Shiningbank Energy approving the Arrangement Agreement and the consummation of the transactions contemplated thereby;

(c) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of the Fund and Shiningbank Energy contained in the Arrangement Agreement shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and the Fund and Shiningbank Energy shall have complied in all material respects with its covenants in the Arrangement Agreement and Blizzard shall have received a certificate to that effect dated the Effective Date from the President of Shiningbank Energy and another senior officer thereof acceptable to Blizzard, acting reasonably, acting solely on behalf of the Fund and Shiningbank Energy and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Blizzard will have no knowledge to the contrary; and

(d) there shall not have occurred any change after the date of the Arrangement Agreement or prior to the date of the Arrangement Agreement which has not been publicly disclosed prior to the date of the Arrangement Agreement or previously disclosed prior to the date of the Arrangement Agreement to Blizzard in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of the Fund, taken as a whole, and which, in the judgment of Blizzard, acting reasonably, is materially adverse to the Fund, taken as a whole, other than: (i) a change directly resulting from an action taken by the Fund or Shiningbank Energy to which Blizzard has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of the Fund, taken as a whole.

The foregoing conditions are for the exclusive benefit of Blizzard and may be asserted by Blizzard regardless of the circumstances or may be waived by Blizzard in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Blizzard may have.

Upon the foregoing conditions being fulfilled or waived, Blizzard intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Blizzard Securityholders authorizes the board of directors of Blizzard, without further notice to or approval of such Blizzard Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. The Arrangement Resolution is attached as Appendix A to this Information Circular.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Blizzard Securityholders voting at the Meeting in person or by proxy;

(b) the Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Securityholder Approvals

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Blizzard Securityholders, voting together as a single class, either in person or by proxy, at the Meeting. In addition, the Arrangement Resolution must be approved by a majority of the votes cast by the Blizzard Shareholders, after excluding the votes cast by placees under the Zenas Private Placement and their related parties as defined in Ontario Securities Commission Rule 61-501. See *"General Proxy Matters - Solicitation of Proxies"*, *"General Proxy Matters – Voting of Proxies"* and *"General Proxy Matters – Procedure and Votes Required"*.

Court Approvals

Interim Order

On June 28, 2005, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement Resolution is approved by Blizzard Securityholders at the Meeting in the manner required by the Interim Order, Blizzard will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for July 28, 2005 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 – 4th Street S.W., Calgary, Alberta. At the hearing, any Blizzard Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Blizzard a Notice of Intent to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on July 22, 2005. Service of such notice shall be effected by service upon the solicitors for Blizzard: Bennett Jones LLP 4500 Bankers Hall East, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7 Attention: Martin H. Kay, Q.C. See *"Notice of Petition"*.

The Zenas Common Shares, Zenas Arrangement Warrants and Trust Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Blizzard has been advised by their counsel, Bennett Jones LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Blizzard and the Fund may determine not to proceed with the Arrangement.

Blizzard Fairness Opinions

The board of directors of Blizzard retained Orion and Waterous to address the fairness, from a financial point of view, of the consideration to be received by Blizzard Shareholders. In connection with this mandate, Orion and Waterous have prepared the Blizzard Fairness Opinions. The Orion opinion states that, in Orion's opinion, as of June 28, 2005, the consideration to be received by Blizzard Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Blizzard Shareholders. The Waterous opinion states that, in Waterous opinion, as of June 28, 2005, the amount of $275 million, as the value of the consideration for the assets to be acquired by the Fund pursuant to the Arrangement, with $2.05 as the portion of that value (before accounting for assumed debt and other liabilities) to be received in respect of such assets by each Blizzard Shareholder for each Blizzard Share held (on a fully diluted basis), is fair, from a financial point of view. Both opinions are subject to the assumptions and limitations contained therein and should be read in their entirety. See Appendix D *"Blizzard Fairness Opinions"*.

The board of directors of Blizzard concurs with the views of Orion and Waterous and such views were an important consideration in the board of directors' decision to proceed with the Arrangement.

Recommendations of the Board of Directors

The board of directors of Blizzard has unanimously concluded that the Arrangement is fair to Blizzard Securityholders, is in the best interests of Blizzard and the Blizzard Securityholders and authorized the submission of the Arrangement for approval and to the Court for the Final Order. Members of the board of directors, management and certain employees of Blizzard, holding an aggregate of 16,027,290 Blizzard Securities representing approximately 14% of the outstanding Blizzard Securities, have agreed to vote these Blizzard Securities in favour of the Arrangement and all other matters to be considered at the Meeting subject to the terms of the Blizzard Lock-Up Agreements. See *"Effect of the Arrangement - Interests of Certain Persons or Companies in the Arrangement"*.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Blizzard will apply for the Final Order approving the Arrangement. If the Final Order is obtained on July 28, 2005 in form and substance satisfactory to Blizzard and the Fund, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Blizzard and the Fund expect the Effective Date will be on or about August 2, 2005. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Blizzard's and the Fund's objective is to have the Effective Date occur on or as soon as practicable after August 2, 2005. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on July 28, 2005.

Procedure for Exchange of Blizzard Shares

In order to receive their Trust Units, Cash Consideration, Zenas Common Shares and Zenas Arrangement Warrants, Blizzard Shareholders must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal) a duly completed Letter of Transmittal, together with the certificates representing the holder's Blizzard Shares.

Blizzard Shareholders whose shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Blizzard Shares. If you hold Blizzard Shares with a broker or other nominee, it is important that you act quickly and provide instructions to him or her as soon as possible to complete the Letter of Transmittal. By instructing your nominee, on a timely basis, you will also be in the best position to exercise the Zenas Arrangement Warrants within the 30-day time frame.

The use of the mail to transmit certificates representing Blizzard Shares, as applicable, and the Letter of Transmittal is at each holder's risk. Blizzard recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on: (i) the Letter of Transmittal; and (ii) any certificates representing Blizzard Shares, as applicable, must be guaranteed by an Eligible Institution, unless otherwise provided.

Blizzard Shareholders will not receive Zenas Common Shares, Zenas Arrangement Warrants, Cash Consideration or Trust Units or distributions on the Trust Units after the Effective Date until they submit their certificate(s) in respect of the Blizzard Shares, as applicable, held by such holder to the Depositary along with a duly completed Letter of Transmittal. In addition to the Cash Consideration to be paid pursuant to the Arrangement, a Blizzard Shareholder that provides a duly completed Letter of Transmittal will be issued certificates representing that number of Trust Units, Zenas Common Shares and Zenas Arrangement Warrants to which the Blizzard Shareholder is entitled pursuant to the Arrangement. The Zenas Arrangement Warrants issuable pursuant to the Arrangement are only exercisable for thirty (30) days after the Effective Date. A Blizzard Shareholder that does not provide a duly completed Letter of Transmittal to the Depositary within such time period will not be able to exercise its Zenas Arrangement Warrants in accordance with the terms thereof and will lose all rights to acquire Zenas Common Shares at $1.50 per whole Zenas Common Share, being the same price as offered to the private placees under the Zenas Private Placement.

All distributions made by the Fund with respect to the Trust Units allotted and issued pursuant to the Arrangement but for which a duly completed Letter of Transmittal has not been received and the Trust Unit certificate has not been issued, shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in a non-interest-bearing trust account upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder is entitled, net of applicable withholding and other taxes and without interest.

The Arrangement provides that any certificate representing the Blizzard Shares that are not validly deposited with the Depositary within ten years following the Effective Date shall cease to represent a claim or interest of any kind or nature in the Fund and/or Zenas, as applicable and the Trust Units, Zenas Common Shares, Zenas Arrangement Warrants and the Cash Consideration to which the holder of such certificate would have otherwise been entitled and such certificate shall be deemed to have been surrendered to the Fund, together with all entitlements to distributions, dividends and payments thereon held for the holder of such Blizzard Shares.

Canadian Federal Income Tax Considerations

In the opinion of Bennett Jones LLP, counsel for Blizzard and Zenas ("Counsel"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to Blizzard Shareholders who, for the purposes of the Tax Act and at all relevant times, hold Blizzard Shares, the Zenas Finco Common Shares and any securities acquired under the Arrangement as capital property (the "**Securities**") and deal at arm's length, and are not affiliated, with Blizzard, Shiningbank Energy, Zenas and the Fund. Generally, the Securities will be considered to be capital property of a holder unless they are held in the course of carrying on a business or in connection with an adventure or concern in the nature of trade. Certain holders resident in Canada whose Securities might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have certain of the Securities treated as capital property. Holders wishing to make such an election should contact their own tax advisors having regard to their own particular circumstances. This summary is not applicable to a Blizzard Shareholder that is a "financial institution", as defined in the Tax Act, for purposes of the mark-to-market rules, nor is it applicable to a Blizzard Shareholder, an interest in which would be a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), Counsel's understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "CRA") and representations as to certain factual matters provided to Counsel by

management of the Fund and Blizzard. There can be no assurance that the Proposed Amendments will be enacted in their current form or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement or the holding of the Securities and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Blizzard Shareholder. Consequently, Blizzard Shareholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement having regard to their own particular circumstances.

This summary does not discuss the Canadian federal income tax considerations applicable to Dissenting Securityholders. Dissenting Securityholders should contact their own tax advisors having regard to their own particular circumstances.

Residents of Canada

This portion of the summary is applicable to a Blizzard Shareholder that is resident or is deemed to be resident in Canada for purposes of the Tax Act.

Reorganization of the Capital of Blizzard to Create Blizzard Class A Preferred Shares and Blizzard New Common Shares

Subsection 86(1) of the Tax Act will generally apply to the reorganization of the capital of Blizzard with the result that:

(a) the cost to a Blizzard Shareholder of each Blizzard Class A Preferred Share and each Blizzard New Common Share received will be equal to their pro-rata share (based on the relative fair market values of such securities) of the adjusted cost base of each holder's Blizzard Share immediately prior to the reorganization; and

(b) the Blizzard Shareholder will be deemed to have disposed of each holder's Blizzard Share for proceeds of disposition equal to the aggregate of the cost of each Blizzard Class A Preferred Share and each Blizzard New Common Share.

As a result, no capital gain or capital loss should arise on the exchange.

Exchange of Blizzard Class A Preferred Shares for Trust Units and the Cash Payment

Under the Arrangement, Blizzard Shareholders will transfer each Blizzard Class A Preferred Share to Shiningbank Energy in exchange for 0.0777 of a Trust Unit and a cash payment of $0.4097. Such Blizzard Shareholder will generally realize a capital gain (or a capital loss) on the disposition of each Blizzard Class A Preferred Share equal to the amount by which the aggregate of (i) the fair market value of 0.0777 of a Trust Unit on the Effective Date and (ii) $0.4097 exceeds (or is less than) the aggregate of such Blizzard Shareholder's adjusted cost base of the Blizzard Class A Preferred Share and reasonable disposition costs. See "*Taxation of Capital Gains and Capital Losses*" below.

The cost to the Blizzard Shareholder of the Trust Units acquired will be equal to their fair market value as of the Effective Date. The cost of the Trust Units acquired must generally be averaged with the adjusted cost base of any other Trust Units held by the Blizzard Shareholder to determine the adjusted cost base of all the Trust Units held at a particular time.

Cancellation of Blizzard Options and Blizzard Warrants

The cancellation of Blizzard Options and Blizzard Warrants for no consideration will not result in any material Canadian federal income tax consequences for holders of such Blizzard Options and Blizzard Warrants.

Blizzard New Common Shares Transferred to Zenas in Exchange for Zenas Common Shares

A Blizzard Shareholder will transfer Blizzard New Common Shares received on the reorganization of the capital of Blizzard to Zenas in exchange for Zenas Common Shares in a tax-deferred share-for-share exchange under section 85.1 of the Tax Act, unless the Blizzard Shareholder recognizes all or a portion of the capital gain or capital loss in income for the taxation year which includes the Arrangement. Subject to the comments below, a Blizzard Shareholder will be deemed to have disposed of such holder's Blizzard New Common Shares for proceeds of disposition equal to the adjusted cost base to the Blizzard Shareholder of such Blizzard New Common Shares determined immediately before the exchange. A Blizzard Shareholder will be deemed to have acquired the Zenas Common Shares at a cost equal to the adjusted cost base to the Blizzard Shareholder of the Blizzard New Common Shares determined immediately before the exchange. If a Blizzard Shareholder chooses to treat the disposition of such Blizzard New Common Shares for Zenas Common Shares as a taxable transaction, the holder will realize a capital gain (or a capital loss) to the extent that the fair market value of the Zenas Common Shares exceeds (or is less than) the aggregate of the adjusted cost base to the Blizzard Shareholder of such Blizzard New Common Shares determined immediately before the exchange and any reasonable costs of disposition. In this event, the cost to the holder of the Zenas Common Shares received will be equal to their fair market value as of the Effective Date. See "*Taxation of Capital Gains and Capital Losses*" below.

Issuance of the Zenas Arrangement Warrants

Blizzard Shareholders who receive the Zenas Arrangement Warrants pursuant to the Arrangement should not be subject to any tax pursuant to the Tax Act on the receipt of such warrants. A Blizzard Shareholder will not realize a gain or a loss upon the exercise of a Zenas Arrangement Warrant. For the purposes of the Tax Act, when a Zenas Arrangement Warrant is exercised, the Blizzard Shareholder's adjusted cost base of the Zenas Common Share acquired thereby will (subject to averaging) be the price paid on the exercise of the Zenas Arrangement Warrant. A disposition of a Zenas Arrangement Warrant (other than pursuant to the exercise thereof) will generally result in the holder thereof realizing a capital gain equal to the proceeds of disposition so received. See "*Taxation of Capital Gains and Capital Losses*" below.

Zenas Finco Common Shares Transferred to Zenas in Exchange for Zenas Common Shares

Certain holders will transfer their Zenas Finco Common Shares to Zenas in exchange for Zenas Common Shares in a tax-deferred share-for-share exchange under section 85.1 of the Tax Act, unless the holder recognizes all or a portion of the capital gain or capital loss in income for the taxation year which includes the Arrangement. Subject to the comments below, these holders will be deemed to have disposed of their Zenas Finco Common Shares for proceeds of disposition equal to the adjusted cost base to the holder of such shares immediately before the exchange. Such holders will be deemed to have acquired the Zenas Common Shares at a cost equal to the adjusted cost base to the holder of the Zenas Finco Common Shares immediately before the exchange. If a holder chooses to treat the disposition of such Zenas Finco Common Shares for Zenas Common Shares as a taxable transaction, the holder will realize a capital gain (or a capital loss) to the extent that the fair market value of the Zenas Common Shares exceeds (or is less than) the aggregate of the adjusted cost base to the holder of the Zenas Finco Common Shares determined immediately before the exchange and any reasonable costs of disposition. In this event, the cost to the holder of the Zenas Common Shares received will be equal to their fair market value as of the Effective Date. See "*Taxation of Capital Gains and Capital Losses*" below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Blizzard Shareholder in a taxation year must be included in the income of the Blizzard Shareholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Blizzard Shareholder in a taxation year is required to be deducted from taxable capital gains realized by the Blizzard Shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and

deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Blizzard Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains. Capital gains realized by a Blizzard Shareholder who is an individual may give rise to a liability for minimum tax.

Status of the Fund

Based on certain factual representations made by Shiningbank Energy, the Fund qualifies as a "unit trust" and a "mutual fund trust" for purposes of the Tax Act. The Fund will continue to so qualify provided certain conditions under the Tax Act (relating principally to the number and residency of Unitholders, the fair market value of the Trust Units from time to time and the nature of the Fund's activities) are maintained. **Except as otherwise indicated, this summary is based on the assumption that the Fund will at all material times qualify as a mutual fund trust for the purposes of the Tax Act.**

If the Fund was not at present or a future time to qualify as a mutual fund trust, the income tax considerations respecting the Fund and Unitholders may be materially different from those described in this summary, and in particular the following adverse income tax consequences may result:

- The Trust Units would cease to be qualified investments for registered retirement savings plans ("**RRSPs**"), registered retirement income funds ("**RRIFs**"), deferred profit sharing plans ("**DPSPs**") and registered education savings plans ("**RESPs**") (collectively referred to as "**Exempt Plans**"). Where at the end of any month an Exempt Plan holds non-qualified investments, the Exempt Plan may be obligated to pay, with respect to that month, tax equal to 1% of the fair market value of such investments at the time such investments were acquired by the Exempt Plan. Where a trust governed by an RRSP or an RRIF acquires investments that are not qualified investments, the beneficiary of that trust will be deemed to have received taxable income in an amount equal to the purchase price of such investments, and while it holds investments that are not qualified investments, that trust will be taxable on its income attributable to such investments. Where a trust governed by a DPSP acquires investments that are not qualified investments the trust is liable for tax in an amount equal to the fair market value of such investments at the time of their acquisition. Where a trust governed by an RESP acquires investments that are not qualified investments the registration of the RESP may be revoked and the RESP will cease to be exempt from tax.

- The Fund will be required to pay a tax under Part XII.1 of the Tax Act in respect of amounts distributed to non-resident persons. The payment of this tax by the Fund may have adverse income tax consequences for certain Unitholders, including non-resident persons and tax-exempt persons (including Exempt Plans) that acquire an interest in the Fund directly or indirectly from another Unitholder.

- The Fund will cease to be eligible for the capital gains refund mechanism available to mutual fund trusts.

- The Trust Units will constitute taxable Canadian property for Non-Residents and require the Non-Residents to comply with the withholding and clearance certificate requirements under section 116 of the Tax Act on the disposition of the Trust Units.

Taxation of the Fund

Income of the Fund

The Tax Act requires the Fund to compute its income or loss for a taxation year as though it were an individual resident in Canada. The Fund's taxation year is the calendar year.

The Fund will be required to include in computing its income for a taxation year all net realized taxable capital gains, all amounts that become receivable or are received in that year in respect of Royalties and all interest on indebtedness held by

the Fund that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year.

The Fund will be entitled to deduct in computing its income for a taxation year, reasonable current expenses incurred in its ongoing operations, expenses incurred respecting the issuance of Trust Units on a five year, straight line basis, as well as annual deductions in respect of its cumulative Canadian oil and gas property expense account (**"cumulative COGPE"**), on a 10% declining balance basis.

Counsel is advised that all amounts paid by the Fund for the acquisition of the Royalties have been, and subsequent amounts paid or payable by the Fund for the Royalties will be, added to the Fund's cumulative COGPE in the taxation year of the Fund in which such acquisition occurs.

To the extent that the Fund has any income for a taxation year after the inclusions and deductions outlined above, the Fund will be permitted to deduct all amounts which are payable by it to Unitholders in the year. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Fund or the Unitholder is entitled in the year to enforce payment of the amount. The Trust Indenture provides that the Fund's income for purposes of the Tax Act each year that has not otherwise been made payable to Unitholders will be deemed to become so payable on December 31 of such year, and that each Unitholder has the right to enforce payment of same on the date it becomes payable.

Counsel has been advised that the Fund intends to make payable to the Unitholders with respect to each taxation year an amount equal to all of the income of the Fund, including interest and royalty income of the Fund for such year, together with the taxable and non-taxable portion of any capital gains realized by the Fund in such year (excluding capital gains that may be realized by the Fund upon a distribution in specie of the property of the Fund in connection with a redemption of Trust Units) less the Fund's expenses and the amount, if any, required to be retained to pay the Fund's tax liability.

Counsel has been advised that for purposes of the Tax Act, the Fund intends to deduct in computing its income the full amount available in each year to the extent of its income that will be subject to tax, otherwise determined. Therefore, the Fund does not expect to be liable for a material amount of tax under the Tax Act. The Tax Act provides that the Fund may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for such year that becomes payable to Unitholders in such year. The Fund may wish to do so in order to utilize losses from prior taxation years.

Taxation of Unitholders

Income from Trust Units

Each Unitholder is required to include in computing income for a particular taxation year the Unitholder's pro rata share of the Fund's net income for tax purposes that was payable in that year by the Fund to that Unitholder whether the amount was actually paid to the Unitholder in that year. An amount will be considered to be payable to the Unitholders in a taxation year if it is paid in the year by the Fund or the Unitholder is entitled in that year to enforce payment of the amount

Income of a Unitholder from the Trust Units will generally be considered to be income from property and not business income, dividend income or income from resource production for purposes of the Tax Act. Any loss of the Fund for purposes of the Tax Act cannot be allocated to and treated as a loss of the Unitholders. The amount of income for purposes of the Tax Act allocable to a Unitholder by the Fund may not be the same as the amount of cash paid by the Fund to such Unitholder as a result of the deduction by the Fund for purposes of determining income pursuant to the Tax Act of certain non-cash expenses, and the non-deductibility or deferred deductibility for the same purpose of certain Fund expenditures.

Provided that appropriate designations are made by the Fund, all income derived from the Fund's net taxable capital gains and taxable dividends as is paid or payable to a Unitholder will retain its character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholders for purposes of the Tax Act.

Amounts distributed by the Fund to a Unitholder in respect of a Trust Unit will reduce the Unitholder's adjusted cost base respecting such Trust Unit to the extent that the amounts distributed are in excess of such Unitholder's share of the Fund's income for the purposes of the Tax Act computed prior to any deduction for amounts distributed to Unitholders. To the

extent that the adjusted cost base to a Unitholder of a Trust Unit would otherwise be less than zero, the negative amount will be treated as a capital gain from the disposition of such Trust Units, and hence the adjusted cost base will not become negative.

Disposition of Trust Units

An actual or deemed disposition of Trust Units will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater than (or less than) the adjusted cost base to the holder of such Trust Units plus reasonable costs associated with the disposition. See "*Taxation of Capital Gains and Capital Losses*" above.

Eligibility for Exempt Plan Investment

Subject to the qualifications and assumptions set out above under the heading "*Status of the Fund*", and the terms of particular Exempt Plans, the Trust Units at the date of issue will be qualified investments for Exempt Plans. Exempt Plans are not generally subject to income tax on any distributions from the Fund or on any gains realized on the disposition of Trust Units.

Non-Residents of Canada

This portion of the summary is applicable to a Blizzard Shareholder who, for the purposes of the Tax Act and any applicable income tax treaty, and at all relevant times is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold such holder's Securities in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder" for the purposes of this section).

Disposition of Blizzard Shares, Zenas Common Shares, Trust Units or Zenas Arrangement Warrants

A Non-Resident Holder will be subject to tax under the Tax Act in respect of a disposition of Blizzard Shares, Zenas Common Shares, Trust Units or Zenas Arrangement Warrants (other than on the exercise thereof) only to the extent such securities constitute "taxable Canadian property" for purposes of the Tax Act and the Non-Resident Holder is not afforded relief under an applicable income tax treaty.

Blizzard Shares and Zenas Common Shares will normally not be taxable Canadian property at a particular time provided that: (i) the particular shares of the corporation were listed on a prescribed stock exchange (which includes the TSX) and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own 25% or more of the issued shares of any class or series of the respective corporation at any time during the 60-month period preceding the particular time; and (ii) such shares are not otherwise deemed to be taxable Canadian property.

Trust Units will normally not be taxable Canadian property at a particular time provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own 25% or more of the issued Trust Units at any time during the 60-month period preceding the particular time; (ii) the Fund is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property.

The Zenas Arrangement Warrants will generally not constitute taxable Canadian property unless the Non-Resident-Holder owns Zenas Common Shares which at that time constitute taxable Canadian property to the Non-Resident-Holder (as described above).

In the event that a Non-Resident Holder's Blizzard Shares, Trust Units, Zenas Common Shares or Zenas Arrangement Warrants constitute taxable Canadian property and subject to any relief under an applicable income tax treaty, the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading *"Residents of Canada"*. A Non-Resident Holder is required to file a Canadian income tax return if such Non-Resident Holder disposes of taxable Canadian property or realizes a capital gain on the disposition of any other taxable

Canadian property in connection with the Arrangement. Certain other Canadian tax filing requirements may also apply to Non-Resident-Holders who dispose of taxable Canadian property.

Income From Trust Units

Where the Fund makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income paid or credited by the Fund to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax treaty. Non-Resident Holders who are resident in the United States for the purposes of the *Canada-United States Income Tax Convention, 1980,* are generally entitled to have such rate of withholding reduced to 15%. A Non-Resident Holder who for U.S. corporate law purposes is a limited liability company that is treated as a partnership for U.S. tax purposes is not entitled to any relief under the *Canada-United States Income Tax Convention, 1980.*

A 15% withholding tax is imposed on the non-taxable portion of the Fund's distributions made to Non-Residents. The 15% Canadian withholding tax will only apply if, at the time of the distribution, the Trust Units are listed on a prescribed stock exchange (which includes the TSX) and more than 50% of the value of the Trust Units is attributable to real property situated in Canada, Canadian resource property (which includes the Royalties), timber resource property, or a combination thereof. If a subsequent disposition of a Trust Unit results in a capital loss to a Non-Resident Holder, a refund of the 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

A 25% withholding tax is imposed on distributions made to non-residents of Canada which are attributable to capital gains realized by the Fund after March 22, 2004 on the disposition of taxable Canadian property where the Fund has made certain designations on such capital gains with respect to its Unitholders. The 25% rate of Canadian withholding tax may be reduced pursuant to the terms of an applicable income tax treaty. It is not expected that this withholding tax will affect distributions made by the Fund since the Fund is not expected to realize capital gains from the disposition of taxable Canadian property.

Issuance of Zenas Arrangement Warrants

A Non-Resident Holder should not be subject to any tax pursuant to the Tax Act on the acquisition of the Zenas Arrangement Warrants nor on the exercise of a Zenas Arrangement Warrant and the acquisition of a Zenas Common Share. A Non-Resident Holder should not be subject to any tax under the Tax Act on the disposition of a Zenas Arrangement Warrant, provided that such warrants do not constitute taxable Canadian property to such holder. The Zenas Arrangement Warrants will generally not constitute taxable Canadian property to a Non-Resident Holder unless the holder owns Zenas Common Shares which at that time constitute taxable Canadian property to the holder (as described above).

Securityholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. Blizzard Shareholders, Blizzard Warrantholders and Blizzard Optionholders who are not resident in Canada for the purposes of the Tax Act should contact their own tax advisors having regard to their own particular circumstances.

Right to Dissent

The following description of the right to dissent and appraisal to which registered Blizzard Securityholders are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder's Blizzard Securities and is qualified in its entirety by the reference to the full text of the Interim Order, Plan of Arrangement, and Section 191 of the ABCA which are attached to this Information Circular as Appendices B, C and I, respectively. A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section. Failure to strictly comply with the provisions of that Section 191 of the ABCA as modified by the Plan of Arrangement and by the Interim Order and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Registered Blizzard Securityholders are entitled, in addition to any other right such holder may have, to dissent and to be paid by Blizzard, the fair value of the Blizzard Securities held by such holder in respect of which such holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. A registered Blizzard Securityholder may dissent only with respect to all of the Blizzard Securities held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. **Only registered Blizzard Securityholders may dissent. Persons who are beneficial owners of Blizzard Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such securities. A Registered Holder, such as a broker, who holds Blizzard Securities as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Blizzard Securities held for such beneficial owners. In such case, the demand for dissent should set forth the number of Blizzard Securities covered by it.**

A Dissenting Securityholder must send to Blizzard's counsel, Bennett Jones LLP, Attention H. Martin Kay, Q.C., 4500, 855-2nd Street S.W., Calgary, Alberta, T2P 4K7, a written objection to the Arrangement Resolution, which written objection must be received by Bennett Jones LLP by 4:00 p.m. on the Business Day immediately preceding the date of the Meeting.

A holder of Blizzard Securities, may not exercise the right to dissent in respect of only a portion of such holder's Blizzard Securities, but may dissent only with respect to all of the Blizzard Securities held by the holder. A Registered Holder wishing to exercise the right to dissent with respect to such holder's Blizzard Securities shall not vote such Blizzard Securities at the Meeting, either by the submission of a proxy or by personally voting, in favour of the Arrangement Resolution.

An application may be made to the Court by Blizzard or by a Dissenting Securityholder after the adoption of the Arrangement Resolution to fix the fair value of the Dissenting Securityholder's Securities. If such an application to the Court is made by Blizzard or a Dissenting Securityholder, Blizzard must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay the Dissenting Securityholder an amount considered by the Blizzard board of directors to be the fair value of the Blizzard Securities, as applicable. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if Blizzard is the applicant, or within 10 days after Blizzard is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder of Blizzard Securities, as applicable, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with Blizzard for the purchase of such holder's Blizzard Securities in the amount of the offer made by Blizzard (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Blizzard Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Blizzard Securities, as applicable, of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against Blizzard and in favour of each of those Dissenting Securityholders, and fixing the time within which Blizzard must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Blizzard Securityholder, until the date of payment.

On the Arrangement becoming effective the Dissenting Securityholder will cease to have any rights as a Blizzard Securityholder other than the right to be paid the fair value of such holder's Blizzard Securities, in the amount agreed to between Blizzard and the Dissenting Securityholder or in the amount of the judgment, as the case may be.

Blizzard shall not make a payment to a Dissenting Securityholder under section 191 of the ABCA if there are reasonable grounds for believing that Blizzard is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of Blizzard would thereby be less than the aggregate of its liabilities. In such event, Blizzard shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their securities, as applicable, in which case the Dissenting Securityholder retains status as a claimant against Blizzard to be

paid as soon as Blizzard is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of Blizzard but in priority to its shareholders.

All Blizzard Securities held by Dissenting Securityholders who exercise their right to dissent will be deemed to be transferred to Blizzard and cancelled.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Blizzard Securities. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each Dissenting Securityholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix I to this Information Circular and consult their own legal advisor.**

It is a condition to the completion of the Arrangement that holders of not greater than 2% of the outstanding Blizzard Securities shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

Interests of Certain Persons or Companies in the Arrangement

Directors and officers of Blizzard own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of approximately 16,368,255 Blizzard Securities (approximately 15% of the issued and outstanding Blizzard Securities), and 18,553,255 Blizzard Securities (approximately 16.3% on a fully diluted basis) assuming that such persons do not engage in any transfers of Blizzard Securities between the Record Date and the Effective Date. The directors, management and certain employees of Blizzard have agreed to vote the 16,027,290 Blizzard Securities (approximately 14% of the fully diluted Blizzard Securities) beneficially owned by them in favour of the Arrangement Resolution and all other matters to be considered at the Meeting pursuant to the Blizzard Lock-up Agreements. The Blizzard Lock-Up Agreements entered into by such directors, officers and certain employees permit the holders of such Blizzard Securities to sell a certain number of Blizzard Securities prior to the Effective Date.

Blizzard has entered into employment agreements with certain of its officers, which employment agreements have been disclosed in Blizzard's continuous disclosure documents. The employment agreements provide that upon a "change of control", and subject to certain conditions being met, these executives may receive a payment comprised of salary, bonus and other employment benefits. The completion of the Arrangement does constitute a "change of control" under such agreements.

Blizzard has agreed to cause all Blizzard Shares being held in trust for the Blizzard Founders to be released, as well as all unvested Blizzard Options and Blizzard Warrants to vest in order to give maximum flexibility to the Blizzard employees, Blizzard Optionholders and Blizzard Warrantholders with respect to the Arrangement.

Blizzard has retained Orion and Waterous to be the financial advisors to Blizzard and the board of directors of Blizzard with respect to the Arrangement. Orion and Waterous have received or will receive fees from Blizzard for services rendered.

The board of directors retained independent counsel, Blake, Cassels & Graydon, to provide advice on process and fiduciary duties relating to the Arrangement and the Zenas Private Placement.

Canaccord Capital Corporation, GMP Securities Ltd. and Salman Partners Inc. are acting as strategic advisors to Blizzard and Zenas in connection with the Arrangements.

Directors, officers and employees of Blizzard may participate in the Zenas Private Placement. See "*Other Matters Considered in the Arrangement Resolution*".

None of the principal holders of Blizzard Securities nor any director or officer of Blizzard, nor any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed

transaction that materially affected, or will materially affect, Blizzard or any of its affiliates except as disclosed above or elsewhere in this Information Circular or the Appendices hereto.

Expenses of the Arrangement

The estimated costs to be incurred by Blizzard relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees, the preparation and printing of this Information Circular are expected to aggregate approximately $5 million.

Stock Exchange Listings

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Trust Units. The TSX has conditionally approved the listing of the Trust Units to be issued pursuant to the Arrangement. Listing is subject to the Fund fulfilling all of the requirements of the TSX on or before five days from the Effective Date. Application has been made to list the Zenas Common Shares on the TSX. The listing of the Zenas Common Shares on the TSX will be subject to Zenas meeting the TSX's original listing requirements. If Zenas is not able to meet the original listing requirements of the TSX then Zenas will seek to list the Zenas Common Shares on another Canadian stock exchange. **Conditional listing approval has not been obtained and there can be no assurance that the Zenas Common Shares will be listed on the TSX or any other stock exchange.** While Zenas intends to continue to seek a listing for the Zenas Common Shares if such shares are not listed on the TSX, delays in obtaining, or the inability to obtain, such listing will not be a condition of the parties to the completion of the Arrangement and Blizzard Securityholders may receive stock in a private company.

There can be no assurance that the necessary discretionary orders or exemptions will be granted by the applicable regulatory authorities or that the Zenas Common Shares will be listed on any stock exchange.

Securities Law Matters

Canada

Securities to be issued under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada, including the *Autorité des marchés financiers*, and the Trust Units and Zenas Common Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada. There is no guarantee that the requisite approvals will be granted on a timely basis or on condition satisfactory to the Fund, Blizzard or Zenas.

The Arrangement constitutes a "business combination" for purposes of Ontario Securities Commission Rule 61-501 requiring "minority approval". Pursuant to Ontario Securities Commission Rule 61-501, in determining whether minority approval for the Arrangement has been obtained, Blizzard is required to exclude the votes attaching to the Blizzard Shares beneficially owned by the directors and officers of Blizzard receiving Zenas Common Shares under the Zenas Private Placement and their related parties as defined in Ontario Securities Commission Rule 61-501. To the knowledge of Blizzard and its directors or senior officers, after reasonable inquiry, such persons currently hold, directly or indirectly, or exercise control or direction over approximately 16,368,255 Blizzard Shares, 1,510,000 Blizzard Options and 243,000 Blizzard Warrants and 432,000 founders' Blizzard Shares representing approximately 15% of the outstanding Blizzard Shares, approximately 33% of the outstanding Blizzard Options and approximately 61% of the outstanding Blizzard Warrants, respectively (and which together represent approximately 16.3% of the outstanding 113,742,500 Blizzard Securities).

The Zenas Private Placement may be considered a "related party transaction", "connected transaction" or a "collateral benefit" for the purposes of Ontario Securities Commission Rule 61-501. Since directors and officers of Blizzard are entitled to receive various benefits or payments in connection with the Arrangement and are expected to participate in the Zenas Private Placement, Ontario Securities Commission Rule 61-501 requires Blizzard to obtain a formal evaluation for the Arrangement unless an exemption from the valuation requirements is available. Such an exemption is available

because the fair market value of benefits and payments to interested parties in the transactions in connection with the Zenas Private Placement do not exceed 25% of Blizzard's market capitalization. See *"Effect of the Arrangement - Interests of Certain Persons or Companies in the Arrangement"* and *"Other Matters Considered in the Arrangement Resolutions – Approval of Zenas Private Placement".*

Judicial Developments

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impracticable for a corporation to affect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to these sections of the ABCA, such an application will be made by Blizzard for approval of the Arrangement. See *"Effect of the Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order"* above. Although there have been a number of judicial decisions considering this section and applications to various arrangements, there have not been, to the knowledge of Blizzard, any recent significant decisions which would apply in this instance. **Blizzard Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.**

United States

Securities to be issued to the Blizzard Securityholders will not be registered under the 1933 Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court entered the Interim Order on June 28, 2005 and, subject to the approval of the arrangement by Blizzard Securityholders, a hearing on the Arrangement will be held on July 28, 2005 by the Court. See *" Effect of the Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order"* above.

The securities to be issued to former Blizzard Securityholders resident in the United States will be freely tradeable under U.S. federal securities laws, except by persons who are affiliates of Blizzard prior to the Arrangement or affiliates of the Fund, Shiningbank Energy, or Zenas after the Arrangement. Securities held by such affiliates may be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the 1933 Act or as otherwise permitted under the 1933 Act. Rule 145(d)(1) generally provides that such affiliates may not sell the securities received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding applicable securities of the Fund, Shiningbank Energy or Zenas or, if such securities are listed on a United States securities exchange or NASDAQ, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "broker transactions" at times when certain information specified by the Rule 144 is publicly available with respect to the Fund, Shiningbank Energy or Zenas, as applicable. Rules 145(d)(2) and (3) generally provide that these limitations lapse for non-affiliates of the Fund, Shiningbank Energy or Zenas after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with the issuer, and generally include executive officers and directors of the issuer.

Subject to certain limitations, all holders of the securities received in the Arrangement may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. Generally, subject to certain limitations, holders of the securities following the Arrangement who are not affiliates of the Fund, Shiningbank Energy, or Zenas or who are affiliates of such entities solely by virtue of their status as an officer or director of such entity may, under the securities laws of the United States, resell their securities received in the Arrangement in an "offshore transaction" (which would include a sale through the TSX that is not pre-arranged with a U.S. buyer) if neither the seller nor any person acting on the seller's behalf engages in "directed selling efforts" in the United States and, in the case of a sale of securities received in the Arrangement by an officer or director who is an

affiliate of the Fund, Shiningbank Energy or Zenas, as applicable, solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Additional restrictions are applicable to a holder of securities received in the Arrangement who will be an affiliate of the Fund, Shiningbank Energy or Zenas other than by virtue of his or her status as an officer or director of such entity.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the securities received upon completion of the Arrangement. **All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.**

EXPERTS

Certain legal matters relating to the Arrangement are to be passed upon by Bennett Jones LLP, on behalf of Blizzard, Zenas, Zenas Finco and Gowling Lafleur Henderson LLP, on behalf of the Fund and Shiningbank Energy. As at the date hereof, the partners and associates of Bennett Jones LLP beneficially own, directly or indirectly, approximately 1% of the outstanding Blizzard Securities. Robert R. Rooney, who is a partner at Bennett Jones LLP, and is a director and officer of Blizzard and will be a director of Zenas upon completion of the Arrangement. The partners and associates of Gowling Lafleur Henderson LLP beneficially own, directly or indirectly, less than 1% of the outstanding Trust Units as at the date hereof.

Ross Smith assisted the board of directors of Blizzard in completing technical due diligence on the Fund. As at the date hereof, the associates of Ross Smith own, directly or indirectly, less than 1% of the outstanding Blizzard Securities.

INFORMATION CONCERNING BLIZZARD

1022973 Alberta Ltd. was incorporated pursuant to the ABCA on December 19, 2002. By Certificate of Amendment dated February 27, 2003, 1022973 Alberta Ltd. changed its name to Blizzard Energy Inc. On December 12, 2003, Pre-Amalgamation Blizzard amalgamated with Acquisition Corp., a wholly-owned subsidiary of Pre-Amalgamation Blizzard pursuant to the ABCA. The amalgamated corporation continued under the name Blizzard Energy Inc. On December 16, 2003, Blizzard filed Articles of Amendment to change the rights, privileges, restrictions and conditions attached to the Blizzard Shares and the Blizzard Class A Shares.

Blizzard is a reporting issuer or the equivalent thereof in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario and Québec and the Blizzard Shares are listed and posted for trading on the TSX.

Blizzard's registered office is at 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7, and its head and principal office is at 305, 505-3rd Street S.W., Calgary, Alberta T2P 3E6.

Reference is made to Appendix F *"Information Concerning Blizzard"* for a detailed description of Blizzard and its assets.

INFORMATION CONCERNING THE FUND

The Fund is an unincorporated open-ended investment trust created under the laws of the Province of Alberta and formed and governed by the Trust Indenture. The head and principal offices of the Fund are located at 1310, 111-5th Avenue S.W., Calgary, Alberta ,T2P 3Y6. The registered office of the Fund is located at 1200, 700-2nd Street S.W., Calgary, Alberta. T2P 4V5.

The Fund's assets consist primarily of the Royalties granted by Shiningbank Energy and SLP, the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note. The Royalties entitle the Fund to receive Royalty Income. The Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note entitle the Fund to receive payments of principal and interest from Shiningbank Energy and from SLP in accordance with the terms of promissory notes arising at the time of acquisition of the shares of Raider, Ionic and Birchill.

Holders of Trust Units are the beneficiaries of the Fund. Unitholders indirectly receive the benefit of the Royalties consisting of the entitlement to receive an amount equal to the Royalty Income and also indirectly receive the benefit of the interest income on the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note received by the Fund from Shiningbank Energy and SLP.

The Fund permits individual Unitholders to participate in the cash flow from the business of Shiningbank Energy and SLP to the extent such cash flow is distributed by the Trustee. Each Unit entitles the holder thereof to receive monthly cash distributions.

The Fund is managed by the management of Shiningbank Energy, which is led by David M. Fitzpatrick as President and Chief Executive Officer and Bruce K. Gibson as Vice President, Finance and Chief Financial Officer.

The Fund's mandate is to generate monthly distributions to Unitholders by focusing on low cost operations and the active development of its property base. Prior to the acquisition of Blizzard, the Fund expected to have 2005 average production of approximately 19,500 to 20,000 boe/d. As at December 31, 2004 Paddock and Sproule estimated that the Fund's proved plus probable reserves are 70.1 MMboe, resulting in an effective RLI of approximately 9.8 years, based on expected 2005 production. These assets are characterized by high operating netbacks which, in 2004, amount to $25.96 per boe based on realized commodity prices of $43.14/bbl for oil and 7.06 /Mcf for natural gas and low operating costs of approximately $6.67 per boe. The Fund's high level of operatorship of over 65% is expected to ensure that this attractive cost structure is maintained.

At Closing, the Fund is expected to have approximately $300 million of net debt (subject to adjustment for capital spending to closing) and sufficient unused debt capacity to position the Fund to actively exploit its inventory of drill-ready low risk development opportunities.

The Fund is a reporting issuer in all Canadian provinces and is subject to the informational reporting requirements under the securities laws of such jurisdictions.

See Appendix H "*Information Concerning the Fund*". See also "*Selected Pro Forma Financial and Operational Information for the Fund*", "*Distribution Policy*" and "*Distribution History*" under the heading "*Summary Information*" at the front of this Information Circular.

INFORMATION CONCERNING ZENAS

Zenas

Zenas is a corporation incorporated pursuant to the provisions of the ABCA and is a wholly-owned subsidiary of Blizzard. It is expected that Zenas will become a public corporation pursuant to the Arrangement.

Under the Arrangement, Zenas will acquire approximately 400 boe/d of production primarily within the Grande Prairie area of Alberta, along with approximately 16,355 net acres of undeveloped land. In addition, Zenas will acquire Blizzard's interest in a joint venture agreement with a major exploration and production company encompassing 160,000 acres in Northeast British Columbia. This past winter a 40 square mile 3D seismic program was run over this area and several stratigraphic wells were drilled which confirmed a significant natural gas resource opportunity.

Based primarily on independent reserve evaluations for 100% of the reserves, internal evaluations as well as the Ross Smith Report, Zenas will have a net asset value of $28.6 million or $1.50 per Zenas Common Share (after giving effect to the Arrangment) comprised of $14.9 million for reserves, $3.1 million for undeveloped land, $3.1 million for seismic and $7.5 million for the joint venture opportunity in Northeast British Columbia.

Blizzard's existing management team will continue with Zenas with John Rooney as President and Chief Executive Officer, Mike Machalski as Chief Operating Officer and Hal Metcalfe as Chief Financial Officer. In addition to John Rooney, the Board of Directors will include Jim Artindale (Chairman), Larry Evans, Dave MacKenzie, George Watson, Frank Guidolin, Doug Manner and Bob Rooney.

Upon completion of the Arrangement, it is expected that Zenas will not have any debt and will be well positioned to aggressively pursue and expand its asset base and certain exploratory initiatives, which are currently underway. A capital expenditure program of $13 to $14 million is planned for the remainder of the year.

The Zenas Private Placement will be made available to the Blizzard directors, officers and employees raising maximum proceeds of $6 million, while up to an additional $6 million may be raised through the exercise of Zenas Arrangement Warrants which are being issued to Blizzard Shareholders, at the same price as the Zenas Private Placement, pursuant to the Arrangement. See "*Approval of Zenas Private Placement*" below.

Application has been made to list the Zenas Common Shares on the TSX. The listing of the Zenas Common Shares on the TSX will be subject to Zenas meeting the TSX's original listing requirements. If Zenas is not able to meet the original listing requirements of the TSX then Zenas will seek to list the Zenas Common Shares on another Canadian stock exchange. **Conditional listing approval has not been obtained and there can be no assurance that the Zenas Common Shares will be listed on the TSX or any other stock exchange.** While Zenas intends to continue to seek a listing for the Zenas Common Shares if such shares are not listed on the TSX, delays in obtaining, or the inability to obtain, such listing will not be a condition of the parties to the completion of the Arrangement and Blizzard Securityholders may receive stock in a private company.

There can be no assurance that the necessary discretionary orders or exemptions will be granted by the applicable regulatory authorities or that the Zenas Common Shares will be listed on any stock exchange. See *"Effect of the Arrangement – Stock Exchange Listings"* and *"Security Laws Matters"*.

If Zenas becomes a reporting issuer it will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to Appendix E *"Information Concerning Zenas"* for a detailed description of Zenas and its assets. See also "*Selected Pro Forma Financial and Operational Information for Zenas*" under the heading "*Summary Information*" at the front of this Information Circular.

INFORMATION CONCERNING ZENAS FINCO

Zenas Finco is a Canadian-controlled private corporation incorporated pursuant to the provisions of the ABCA for the purpose of participating in the Arrangement. The head and principal office of Zenas Finco is located at Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7 and its registered office is located at Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7. There is currently one issued and outstanding Zenas Finco Common Share which was issued to its sole director.

It is expected that Zenas Finco will complete the Zenas Private Placement and issue the Zenas Common Shares prior to the Effective Date. Upon the Arrangement becoming effective, the Zenas Finco Common Shares will be exchanged for Zenas Common Shares. See Appendix E "*Information Concerning Zenas – Capitalization*".

OTHER MATTERS CONSIDERED IN THE ARRANGEMENT RESOLUTION

Approval of the Zenas Stock Option Plan

Stock Option Plan

By approving the Arrangement Resolution, the Blizzard Securityholders will be approving the Zenas Stock Option Plan. Zenas will implement the Zenas Stock Option Plan, subject to regulatory approval, which will authorize the Zenas board of directors to issue stock options to Service Providers. The Stock Option Plan will be administered by the board of directors of Zenas. Under the terms of the Stock Option Plan, the board of directors will be authorized to provide for the granting, exercise, method of exercise and vesting of options to purchase Zenas Common Shares subject to the terms and conditions of the Stock Option Plan. A copy of the Stock Option Plan is set out in Appendix G to the Information Circular. The proposed Stock Option Plan is in accordance with the TSX's policies on listed company share incentive arrangements.

Zenas believes that the granting of stock options is an important part of the compensation structure for a company of its size and in its industry, not only to retain the services of existing employees, but also to attract qualified personnel to Zenas. Moreover, the Stock Option Plan is designed to (i) increase proprietary interests of Service Providers in Zenas; (ii) align interests of Services Providers with interests of Zenas's shareholders; (iii) encourage Service Providers to remain associated with Zenas; and (iv) furnish Services Providers with additional incentives in their efforts on behalf of Zenas.

Initially, the Stock Option Plan, assuming completion of the Arrangement, the Zenas Private Placement and the exercise of the Zenas Arrangement Warrants, will authorize Zenas's board of directors to have reserved for issuance a total of approximately 2,695,708 Zenas Common Shares (an amount to represent 10% of the outstanding Zenas Common Shares at such time and including the Zenas Common Shares issued pursuant to the exercise of the Zenas Arrangement Warrants). At any time, the number of Zenas Common Shares reserved or granted from time to time for options shall not be more than 10% of the aggregate number of then issued and outstanding Zenas Common Shares. The Zenas Common Shares in respect of which stock options are not exercised shall be available for subsequent stock option grants. The term of options granted shall be determined by the board of directors of Zenas in its discretion, to a maximum of 10 years from the date of the grant.

The aggregate number of Zenas Common Shares reserved for issuance to any one person under the Stock Option Plan, together with all other share compensation arrangements of Zenas, shall not exceed 5% of the outstanding issue of Zenas Common Shares (on a non diluted basis). In addition, no more than 10% of the outstanding issue of Zenas Common Shares (on a non-diluted basis), in the aggregate, may be reserved at any time for insiders under the Stock Option Plan. The Stock Option Plan also provides that the aggregate number of Zenas Common Shares issued to any one insider and such insider's associates pursuant to the Stock Option Plan, within a one year period, shall not exceed 5% of the outstanding issue of Zenas Common Shares.

The price per share at which Zenas Common Shares may be purchased under the Stock Option Plan (the **"Option Price"**), as may be adjusted pursuant to the provisions of the Stock Option Plan, shall be fixed by the board of directors of Zenas at the time of the grant but under no circumstances shall any Option Price at the time of the grant be lower than the market price per Zenas Common Share. For purposes of the Stock Option Plan, the market price means the volume weighted average trading price of the Zenas Common Shares on the stock exchange on which the Shares are traded for the five trading days immediately preceding the date of the grant. If the Zenas Common Shares are not listed on a stock exchange at the time of the grant, then the market price for the purposes of such grant shall be as determined by the board of directors of Zenas in its sole discretion.

Options are non-assignable and non-transferable by the person to whom they are granted except by will or the laws of descent and distribution. In the event the holder of stock options ceases to be employed by Zenas for any reason (except as a result of death or permanent disability), the holder's stock options shall be terminated on the earlier of the expiration of the option period and 90 days after the date of such termination. In the event of a holder's death or permanent disability, an option shall be exercisable until the earlier of the expiration period or the date that is 12 months after the date of death or permanent disability, whichever is earlier.

In the event of a "change of control" (as defined in the Stock Option Plan), all stock options shall immediately vest and be exercisable upon the earlier of the expiry date of the stock option and the date that is 90 days after the date of the sale or the change of control.

The board of directors of Zenas may, at any time, suspend or terminate the Stock Option Plan. The board of directors may amend or revise the terms of the Stock Option Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revisions shall materially adversely affect the terms of any stock options granted under the Stock Option Plan. The board of directors of Zenas may grant stock options to Service Providers from time to time in accordance with the terms and the provisions of the Stock Option Plan.

Approval of Zenas Private Placement

By approving the Arrangement Resolution, the Blizzard Securityholders will be approving the Zenas Private Placement of up to 4,000,000 Zenas Finco Common Shares at a price of $1.50 for each Zenas Finco Common Share. Each Zenas Finco

Common Share will be exchanged pursuant to the Arrangement, on a one-for-one basis, for a Zenas Common Share. The purpose of the Zenas Private Placement is: (a) to allow Service Providers to increase their ownership position in Zenas, at a fair price and in a manner which encourages continued employment; (b) to align the interests of holders of Zenas Common Shares and Service Providers through the capital commitment being made under the Zenas Private Placement by Service Providers; (c) to allow Zenas to meet the challenges in retaining qualified personnel in a very competitive employment market; and (d) to provide additional capital to Zenas for use in its exploration and development program. The board of directors of Zenas believes that the Zenas Private Placement is important to Zenas to retain key Service Providers.

The price at which the Zenas Finco Common Shares will be sold is based on the Zenas Common Share net assets value which has been determined to be $1.50 per whole Zenas Common Share based on the following factors: (a) the Zenas Engineering Reports evaluating the oil, NGL and natural gas interests forming part of the Zenas Assets being transferred to Zenas as part of the Arrangement (b) land evaluations and (c) the Ross Smith Report. See Appendix E *"Information Concerning Zenas"*.

The Zenas Finco Common Shares will be issued at the net asset value of Zenas and will then be exchanged on a one-to-one basis for Zenas Common Shares pursuant to the Arrangement. Historically, in transactions of this nature, securities issued pursuant to the private placement subsequently trade at a premium to the subscription price under the private placement which is often at a greater discount to the market price than the maximum allowable discount permitted by the TSX. Under the Arrangement, each Blizzard Shareholder will be entitled to Zenas Arrangement Warrants, each Zenas Arrangement Warrant entitles the holder to subscribe for 0.211 of a Zenas Common Share at an effective exercise price of $1.50 per whole Zenas Common Share (Zenas's current estimated net asset value per Zenas Common Share after giving effect and the Arrangement). There can be no assurances that Zenas Common Shares will trade at a premium to the estimated net asset value per Zenas Common Share, if and when the Zenas Common Shares are listed on the TSX.

Net Asset Value per Zenas Common Share	As at January 1, 2005		As at June 30, 2005	
Proved plus probable reserves (1)	$	20,637,000	$	14,933,000
Undeveloped land (2)		1,488,000		3,040,500
Seismic		0		3,108,000
Farm-in Opportunity (3)		7,500,000		7,500,000
Zenas Net Asset Value	$	29,625,000	$	28,581,500
Blizzard Shares (fully diluted)(4)		113,742,500		113,742,500
Net Asset Value per Blizzard Share	$	0.26	$	0.25
Net Asset Value per Zenas Common Share after giving effect to the Plan of Arrangement	$	1.56	$	1.50

Notes:

(1) 100% of the reserve value is based on an independent evaluation as at December 31, 2004 and June 30, 2005 using proved plus probable reserves discounted at 10%.

(2) Undeveloped land of 8,542 net acres at January 1, 2005 and 16,355 net acres at June 30, 2005 is based on market value assumptions.

(3) Value determined by Ross Smith on Northeastern British Columbia farm-in.

(4) Represents the number of Blizzard Shares outstanding immediately prior to the Effective Time assuming all of the Blizzard Options and Blizzard Warrants are exercised.

The allocation of the private placement is subject to approval of the board of directors of Blizzard.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Blizzard to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Blizzard

who will be specifically remunerated therefor. All costs of the solicitation for the Meeting will be borne by Blizzard. Blizzard has made the decision to engage Georgeson Shareholder Communications Canada Inc. (**"Georgeson"**) to encourage the return of completed proxies and letters of transmittal by Blizzard Securityholders and to solicit proxies in favour of the Arrangement Resolution. The fees for the information agent and proxy solicitated services provided by Georgeson is based on a flat program management fee, a communication fee (per contract) and success fees. Blizzard does not expect that the costs in respect of such services to exceed $50,000 which amount will be paid by Blizzard.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Blizzard Securities.

The Persons named in the enclosed form of proxy are directors and officers of Blizzard. **A Blizzard Securityholder desiring to appoint a Person (who need not be a Blizzard Securityholder) to represent such Blizzard Securityholder at a Meeting other than the Persons designated in the applicable accompanying form of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Valiant Trust Company, 310, 606-4th Street S.W., Calgary, Alberta, T2P 1T1.** The form of proxy must be received by Valiant Trust Company within twenty-four (24) hours prior to the time of the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Blizzard Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Blizzard Securityholder or by his attorney duly authorized in writing or, if the Blizzard Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant Trust Company on or before the last Business Day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The date for determination of Blizzard Securityholders entitled to receive notice of and to vote is June 23, 2005 (the **"Record Date"**). Only Blizzard Securityholders whose names have been entered in the registers of the Blizzard Securityholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Blizzard Meeting, provided that, to the extent a holder of Blizzard Shares transfers the ownership of any Blizzard Shares after the Record Date and the transferee of those Blizzard Shares establishes ownership of such Blizzard Shares and demands, not later than 10 days before the Meeting, to be included in the list of holders of Blizzard Shares, as the case may be, eligible to vote at the Meeting, such transferee will be entitled to vote those Blizzard Shares at the Meeting. Blizzard Shares issued after the Record Date pursuant to exercise of Blizzard Options or Blizzard Warrants prior to the Meeting cannot be voted at the Blizzard Meeting.

Signature of Proxy

The form of proxy must be executed by the Blizzard Securityholder or his attorney duly authorized in writing, or if the Blizzard Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Blizzard).

Voting of Proxies

The Persons named in the accompanying form of proxy will vote the Blizzard Securities in respect of which they are appointed in accordance with the direction of the Blizzard Securityholder appointing them. **In the absence of such direction, such Blizzard Securities will be voted FOR the approval of the Arrangement Resolution.**

Exercise of Discretion of Proxy

The enclosed form of proxy confers discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information

Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Blizzard know of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at June 28, 2005, there were 108,774,500 Blizzard Shares, 4,572,000 Blizzard Options and 396,000 Blizzard Warrants issued and outstanding. To the knowledge of the directors and officers of Blizzard, as at the date hereof, no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of the Blizzard Securities.

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each holder of Blizzard Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting. Each such holder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Blizzard Shareholder transfers the ownership of any Blizzard Shares after the Record Date and the transferee of those Blizzard Shares establishes ownership of the Blizzard Shares and demands, not later than 10 days before the Meeting, to be included in the list of Blizzard Securityholders entitled to vote at the Meeting, such transferee will be entitled to vote those Blizzard Shares. Blizzard Shares issued pursuant to exercise of Blizzard Options or Blizzard Warrants prior to the Meeting cannot be voted at the Meeting.

Pursuant to the Interim Order:

(a) each Blizzard Shareholder will be entitled to one vote at the Meeting for each Blizzard Share held, each Blizzard Optionholder will be entitled to one vote at the Meeting for each Blizzard Share issuable upon the exercise of such Blizzard Option and each Blizzard Warrantholder will be entitled to one vote at the Meeting for each Blizzard Share issuable upon the exercise of such Blizzard Warrants;

(b) the majority required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Meeting by each of the Blizzard Shareholders, Blizzard Optionholders and Blizzard Warrantholders, voting together as a single class at the Meeting. In addition, the Arrangement Resolution must be approved by a majority of the votes cast by the Blizzard Shareholders after excluding the votes cast by directors and officers of Blizzard receiving Zenas Finco Shares under the Zenas Private Placement (which includes certain directors and officers of Blizzard) and their related parties as defined in Ontario Securities Commission Rule 61-501;

(c) the quorum at the Meeting of the Blizzard Shareholders, Blizzard Optionholders and Blizzard Warrantholders will be two persons present in person or by proxy and holding or representing not less than 5% of the outstanding Blizzard Shares, Blizzard Options and Blizzard Warrants entitled to be voted at the Meeting; and

(d) if no quorum of Blizzard Shareholders, Blizzard Optionholders and Blizzard Warrantholders is present within 30 minutes of the appointed time of the Meeting a quorum is not present, the Meeting shall stand adjourned to a day which is not more than 30 days thereafter, as determined by the Chairman of the Meeting, and at such adjourned meeting, those persons present in person or by proxy, entitled to vote at such meeting, will constitute a quorum for the adjourned meeting.

QUESTIONS AND OTHER ASSISTANCE

Blizzard and the Fund have jointly retained Georgeson Shareholder Communications Canada Inc. to act as information agent and to solicitate proxies in connection with the Arrangement and to assist in completing the forms of proxy and the Letter of Transmittal. If you have any questions about the information contained in this Information Circular or require

assistance in completing your forms of proxy or Letter of Transmittal please contact Georgeson Shareholder Communications Canada Inc., at:

100 University Ave.
11th Floor
Toronto, ON M5J 2Y1

Toll Free Number in Canada and USA: 1-866-360-2510

AUDITORS' CONSENTS

Consent of KPMG LLP

The Board of Directors of Shiningbank Energy Ltd. on behalf of Shiningbank Energy Income Fund

We have read the information circular and proxy statement dated June 28, 2005 relating to the plan of arrangement involving Blizzard Energy Inc., Shiningbank Energy Income Fund ("Shiningbank"), Shiningbank Energy Ltd., Zenas Energy Corp., Zenas Finance Corp., Blizzard Securityholders and Zenas Finance Corp. Securityholders. We have complied with Canadian generally accepted standards for an auditors' involvement with an offering document.

We consent to the use in the above-mentioned Information Circular of our report to the unitholders of Shiningbank on the consolidated balance sheets of Shiningbank as at December 31, 2004 and 2003 and the consolidated statements of earnings and unitholders' equity and cash flows for each of the years then ended. Our report is dated March 1, 2005.

We also consent to the use in the above-mentioned Information Circular of our report to the Directors of Birchill Resources Limited on the consolidated balance sheets of Birchill Resources Limited as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for each of the years then ended. Our report is dated February 20, 2004.

Calgary, Canada
June 28, 2005

(signed) "*KPMG LLP*"
Chartered Accountants

Consent of PricewaterhouseCoopers LLP

We have read the information circular and proxy statement dated June 28, 2005 relating to the plan of arrangement involving Blizzard Energy Inc. ("Blizzard"), Shiningbank Energy Income Fund ("Shiningbank"), Shiningbank Energy Ltd., Zenas Energy Corp., Zenas Finance Corp. ("Zenas Finco"), and Blizzard Securityholders and Zenas Finco Securityholders (the "Information Circular"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the Directors of EnCana Corporation on the schedule of revenues, royalties and operating expenses of the Claire property for the years ended December 31, 2004, 2003 and 2002 and the period ended December 22, 2004. Our report was dated June 27, 2005.

We also consent to the incorporation by reference in the above-mentioned Information Circular of our report to the Directors of EnCana Corporation on the schedule of revenues, royalties and operating expenses of the Clairmont Property for the years ended December 31, 2003 and 2002 and for the period ended December 22, 2004. Our report was dated March 7, 2005.

Calgary, Canada
June 28, 2005

(signed) "*PricewaterhouseCoopers LLP*
Chartered Accountants

Consent of Ernst & Young LLP

We have read the information circular and proxy statement dated June 28, 2005 relating to the plan of arrangement involving Blizzard Energy Inc. ("Blizzard"), Shiningbank Energy Income Fund, Shiningbank Energy Ltd., Zenas Energy Corp. ("Zenas"), Zenas Finance Corp., Blizzard Securityholders and Zenas Finance Corp. Securityholders (the "Information Circular"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned Information Circular of:

(a) our report to the shareholders of Blizzard on the balance sheets of Blizzard as at December 31, 2004 and 2003 and the statements of earnings (loss) and deficit and cash flows for the years then ended. Our report is dated March 1, 2005.

(b) our report to the shareholders of Blizzard on the balance sheets of Blizzard as at December 31, 2003 and 2002 and the statements of earnings (loss) and deficit and cash flows for the year ended December 31, 2003. Our report is dated February 24, 2004 (except for Note 14 which is dated as of May 18, 2004).

(c) our report to the directors of Zenas on the balance sheet of Zenas as at June 28, 2005. Our report is dated June 28, 2005.

Calgary, Canada
June 28, 2005

(signed) *"Ernst & Young LLP"*
Chartered Accountants

APPENDIX A

ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("Arrangement") under section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit A to Appendix C to the Information Circular and Proxy Statement of Blizzard Energy Inc. dated June 28, 2005 accompanying the notice of this meeting (the "Information Circular") and all transactions contemplated thereby, be and are hereby ratified, authorized and approved;

2. the stock option plan for Zenas Energy Corp. ("Zenas"), as more particularly described in the Information Circular be and is hereby authorized and approved;

3. an initial private placement of up to 4,000,000 common shares in the capital of Zenas Finance Corp. ("Zenas Finco") (the common shares of Zenas Finco to be exchanged on a one-for-one basis for common shares of Zenas pursuant to the Plan of Arrangement) to directors, officers and employees of Zenas, at the price and on the terms as more particularly described in the Information Circular;

4. the arrangement agreement (the "Arrangement Agreement") dated as of June 6, 2005, and amended and restated June 27, 2005, among Blizzard, Shiningbank Energy Income Fund and Shiningbank Energy Ltd., a copy of which is attached as Appendix C to the Information Circular accompanying the notice of this meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 6 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

5. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Blizzard may, without further notice to or approval of the holders of Blizzard Shares, the holders of Blizzard options, the holders of Blizzard warrants or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

6. any director or officer of Blizzard is hereby authorized, for and on behalf of Blizzard, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

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APPENDIX B

INTERIM ORDER

INTERIM ORDER

Action No: 0501-09417

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended;

AND IN THE MATTER OF a Plan of Arrangement proposed by Blizzard Energy Inc. involving Blizzard Energy Inc., Shiningbank Energy Income Fund, Shiningbank Energy Ltd., Zenas Energy Corp., Zenas Finance Corp., Blizzard Securityholders and Zenas Finance Corp. Securityholders.

BEFORE THE HONOURABLE	)	At the Court House, in the City of Calgary,
JUSTICE B.E.C. ROMAINE	)	in the Province of Alberta, on Tuesday, the
IN CHAMBERS	)	28th day of June, 2005

INTERIM ORDER

UPON the application by Petition of Blizzard Energy Inc. ("Blizzard") pursuant to Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "ABCA");

AND UPON reading the Petition of Blizzard and the Affidavit of John R. Rooney, the President and Chief Executive Officer of Blizzard, sworn June 24, 2005, and the Exhibits thereto, filed (the "Affidavit");

AND UPON it appearing that notice of this application has been given to the Executive Director of the Alberta Securities Commission (the "Executive Director") as required by Section 193(8) of the ABCA;

AND UPON hearing counsel for Blizzard and upon it appearing that counsel to Shiningbank Energy Income Fund ("Shiningbank") and Shiningbank Energy Ltd. ("Shiningbank Energy") is supportive of the application;

IT IS HEREBY ORDERED THAT:

1. Blizzard may seek approval of a proposed plan of arrangement (the "Arrangement") involving Blizzard, Shiningbank, Shiningbank Energy, Zenas Energy Corp. ("Zenas"), Zenas Finance Corp. ("Zenas Finco"), the holders of common shares, options and warrants of Blizzard (collectively, the "Securityholders") and the holders of securities of Zenas Finco ("Zenas Finco Securityholders"), a copy of which is annexed to the Arrangement Agreement dated June 6, 2005 among Blizzard, Shiningbank and Shiningbank Energy contained at Appendix C to Exhibit "A" to the Affidavit.

2. In order to seek approval of this Court, Blizzard shall call and conduct a special meeting (the "Meeting") of its Securityholders for the purpose of considering and, if thought advisable, passing, with or without variation, a special resolution in the form contained at Appendix A to Exhibit "A" to the Affidavit (the "Special Resolution") approving the Arrangement along with various items relating to the organization of Zenas.

3. The Meeting shall, subject to the express provisions of this Order, be called and conducted in accordance with the by-laws of Blizzard and the requirements of the ABCA other than in respect of the deadline for return of proxies which shall be twenty-four (24) hours before the time of the Meeting.

4. The Notice of Meeting, Notice of Petition and Information Circular, substantially in the form marked as Exhibit "A" to the Affidavit, with amendments thereto as counsel for Blizzard may determine to be necessary or desirable (provided that such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail at least 21 days prior to the date of the Meeting to Securityholders at the registered addresses as they may appear on the share, option and warrant registers, respectively, and as applicable, of Blizzard at the close of business on June 23, 2005 (the "Record Date"), to the directors and auditors of Blizzard and to the Executive Director. In calculating the 21-day period, the date of mailing shall be included and the date of the Meeting shall be excluded.

5. The accidental omission to give notice of the Meeting to or the non-receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceedings taken at the Meeting.

6. The Chairman of the Meeting shall be James S. Artindale, Chairman of Blizzard, or, in his absence, John R. Rooney, the President and Chief Executive Officer of Blizzard, or, in his absence any director of Blizzard who shall be appointed by the shareholders present at the Meeting for that purpose.

7. The quorum at the Meeting shall be two persons present in person or by proxy and holding or representing not less than 5% of the votes entitled to be voted at such Meeting, provided that if no quorum is present within 30 minutes of the appointed meeting time, the Meeting shall stand adjourned to a day which is not more than 30 days thereafter, as determined by the Chairman of the Meeting, and at such adjourned meeting, those persons present in person or by proxy, entitled to vote at such meeting, will constitute a quorum for the adjourned meeting.

8. In order for the Arrangement to become effective, the Special Resolution must be, subject to further order of this Court, approved by at least $66^2/_3$% of the votes cast by the Securityholders, voting together as a single class, present in person or by proxy at the Meeting provided that each holder of common shares in the capital of Blizzard ("Blizzard Shares") will be entitled to one vote at the Meeting for each Blizzard Share held, each holder of options ("Blizzard Options") to purchase Blizzard Shares, whether or not vested, will be entitled to one vote at the Meeting for each Blizzard Share obtainable upon the exercise of such

Blizzard Options, each holder of series A performance warrants and series B performance warrants ("Blizzard Warrants"), as applicable, whether or not vested, exercisable for Blizzard Shares will be entitled to one vote at the Meeting for each Blizzard Share obtainable upon the exercise of such Blizzard Warrants. The votes cast at the Meeting shall be tabulated by the scrutineers of the Meeting so as to reflect how many votes were cast in the aggregate by holders of Blizzard Shares, Blizzard Options and Blizzard Warrants both as a single class and as individual classes of securities. In addition, the Special Resolution must be, subject to further order of this Court, approved by a simple majority of the votes cast by the holders of Blizzard Shares, after excluding the votes cast by directors and officers of Blizzard receiving common shares in the capital of Zenas Finco ("Zenas Finco Common Shares"), and their related parties as defined in and required pursuant to the provisions of Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions.

9. The registered holders of Blizzard Shares, Blizzard Options and Blizzard Warrants (collectively, the "Blizzard Securities") are accorded the right of dissent with respect to the Special Resolution approving the Arrangement and to receive from Blizzard, subject to the provisions of the ABCA as modified by the Arrangement and approved by this Court, the fair value of their Blizzard Securities. In order to exercise such right of dissent, a written objection must be sent to Blizzard by a dissenting Securityholder pursuant to subsection 191(5) of the ABCA and must be received by Blizzard c/o Bennett Jones LLP, Attention H. Martin Kay, Q.C., 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7 by 4:00 p.m. (Calgary time) on the business day immediately prior to the Meeting. A holder of Blizzard Securities shall not exercise the right to dissent in respect of only a portion of such holder's Blizzard Securities, but may dissent only with respect to all of the Blizzard Securities held by the holder. A registered holder of Blizzard Securities wishing to exercise the right to dissent with respect to such holder's Blizzard Securities shall not vote such Blizzard Securities at the Meeting, either by the submission of a proxy or by personally voting, in favour of the Special Resolution.

10. The only persons entitled to notice of the Meeting shall be the registered holders of the Blizzard Securities as at the close of business on the Record Date, and the directors and auditors of Blizzard, subject to the by-laws of Blizzard and provisions of the ABCA with respect to persons who become registered holders of Blizzard Shares outstanding on the Record Date after that date. Holders of Blizzard Options and Blizzard Warrants who acquire Blizzard Shares through the exercise of Blizzard Options and Blizzard Warrants, as applicable, after such date will only be entitled to votes in respect of the Blizzard Options and Blizzard Warrants, as applicable, held prior to such exercise.

11. Upon approval of the Arrangement at the Meeting in the manner set forth in this Order, Blizzard may proceed with an application before this Court for a final order for approval of the Arrangement on July 28, 2005 at 1:30 p.m. or so soon thereafter as counsel may be heard, at the Court House, in the City of Calgary, in the Province of Alberta.

12. The mailing of the Notice of Meeting, Notice of Petition and Information Circular referred to in paragraph 4 of this Order shall constitute good and sufficient service in respect of the Petition upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings, and service of the Petition and Affidavit is dispensed with.

13. Any Securityholder or other interested party desiring to appear and make submissions at the application on July 28, 2005 for the final order is required to file with this Court and serve upon Blizzard, on or before July 22, 2005, a Notice of Intent to Appear, together with any evidence or materials which such party intends to present to the Court, setting out such Securityholder's or interested party's address for service by ordinary mail and indicating whether such Securityholder or interested party intends to support or oppose the application or make submissions. Service of such notice on Blizzard shall be effected by service upon the solicitors for Blizzard, Bennett Jones LLP, 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7, Attention: H. Martin Kay, Q.C.

14. In the event that the application for final approval of the Arrangement on July 28, 2005 is adjourned, only those parties appearing before this Court for the final Application shall have notice of the adjourned date.

15. Blizzard may at any time, upon giving proper notice to any interested parties, seek leave to vary this Order.

(signed) "B.E.C. Romaine"
J.C.Q.B.A.

ENTERED at Calgary, Alberta, this
28th day of June, 2005.

(signed) "V. A. Brandt"
Clerk of the Court of Queen's Bench of Alberta

ACTION NO.: 0501-09417 June 28, 2005

IN THE INTENDED ACTION

IN THE COURT OF QUEEN'S BENCH

OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, C. B-9, AS AMENDED;

AND IN THE MATTER OF PLAN OF ARRANGEMENT PROPOSED BY BLIZZARD ENERGY INC. INVOLVING BLIZZARD ENERGY INC., SHININGBANK ENERGY INCOME FUND, SHININGBANK ENERGY LTD., ZENAS ENERGY CORP, ZENAS FINANCE CORP., BLIZZARD SECURITYHOLDERS AND ZENAS FINANCE CORP. SECURITYHOLDERS

INTERIM ORDER

BENNETT JONES LLP
Barristers and Solicitors
4500, 855 - 2nd Street S.W.
Calgary, Alberta
T2P 4K7

Tel: (403) 298-3180
H. Martin Kay, Q.C.

Our File No.: 51149-12

(This page has been left blank intentionally.)

APPENDIX C

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 6th day of June, 2005, and is amended and restated as of the 27th day of June, 2005;

AMONG:

SHININGBANK ENERGY INCOME FUND, a trust formed under the laws of the Province of Alberta ("**Shiningbank**")

\- and -

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta ("**Shiningbank Energy**")

\- and -

BLIZZARD ENERGY INC., a corporation amalgamated under the laws of the Province of Alberta ("**Blizzard**")

WHEREAS Shiningbank, Shiningbank Energy and Blizzard wish to propose an arrangement involving Blizzard and its securityholders;

AND WHEREAS the Parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta);

AND WHEREAS the Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquisition Proposal**" means any inquiry or the making of any proposal to Blizzard or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Blizzard or its shareholders of more than 20% of the securities of Blizzard (other than on exercise of currently outstanding Blizzard Options or Blizzard Warrants); (ii) any acquisition of 20% or more of the assets of Blizzard; (iii) an amalgamation, arrangement, merger, or consolidation involving Blizzard; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Blizzard or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this

Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party hereto under this Agreement or the Arrangement;

(c) **"Agreement"**, **"herein"**, **"hereof"**, **"hereto"**, **"hereunder"** and similar expressions mean and refer to this amended and restated arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(d) **"Applicable Laws"** means all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws;

(e) **"Arrangement"** means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(f) **"Arrangement Resolution"** means the special resolution in respect to the Arrangement and other related matters to be considered at the Blizzard Meeting;

(g) **"Articles of Arrangement"** means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(h) **"Blizzard Financial Statements"** means the audited financial statements of Blizzard as at and for the year ended December 31, 2004, together with the notes thereto and the report of the auditors thereon and the interim unaudited financial statements of Blizzard as at and for the three months ended March 31, 2005 together with the notes thereto;

(i) **"Blizzard Information"** means the information included in the Blizzard Information Circular describing Blizzard and its business, operations and affairs and the matters to be considered at the Blizzard Meeting;

(j) **"Blizzard Information Circular"** means the management proxy circular of Blizzard to be sent by Blizzard to the Blizzard Securityholders in connection with the Blizzard Meeting;

(k) **"Blizzard Lock-up Agreements"** means the agreements between Blizzard and the Blizzard Lock-Up Securityholders pursuant to which the Blizzard Lock-Up Securityholders have agreed to vote the Blizzard Securities beneficially owned or controlled by the Blizzard Lock-Up Securityholders in favour of the Arrangement Resolution and to otherwise support the Arrangement and other related matters to be considered at the Blizzard Meeting.

(l) **"Blizzard Lock-up Securityholders"** means those Blizzard Securityholders that have entered into Blizzard Lock-Up Agreements with Blizzard;

(m) **"Blizzard Meeting"** means the special meeting of Blizzard Securityholders to be held to consider the Arrangement Resolution and related matters, and any adjournments thereof;

(n) **"Blizzard Optionholders"** means the holders from time to time of Blizzard Options;

(o) **"Blizzard Options"** means the outstanding stock options, whether or not vested, to acquire Blizzard Shares;

(p) **"Blizzard Securities"** means, collectively, the Blizzard Shares, the Blizzard Options and the Blizzard Warrants;

(q) **"Blizzard Securityholders"** means, collectively, the Blizzard Shareholders, the Blizzard Optionholders and Blizzard Warrantholders;

(r) "**Blizzard Shareholders**" means the holders from time to time of Blizzard Shares;

(s) "**Blizzard Shares**" means the common shares in the capital of Blizzard;

(t) "**Blizzard Series A Warrants**" means the series A performance warrants exercisable for Blizzard Shares;

(u) "**Blizzard Series B Warrants**" means the series B performance warrants exercisable for Blizzard Shares;

(v) "**Blizzard Warrants**" means the outstanding Blizzard Series A Warrants and Blizzard Series B Warrants, whether or not vested, to acquire Blizzard Shares;

(w) "**Blizzard Warrantholders**" means the holders from time to time of Blizzard Warrants;

(x) "**Business Day**" means a day other than a Saturday, Sunday or a day when banks in Calgary, Alberta are not generally open for business;

(y) "**Certificate**" means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(z) "**Closing Time**" shall be 9:00 a.m. (Calgary time) on the Effective Date;

(aa) "**Competition Act**" means the *Competition Act*, R.S. 1985, c. C-34, as amended;

(bb) "**Confidentiality Agreement**" means the confidentiality agreements between Shiningbank and Blizzard in respect of information relating to Shiningbank, Shiningbank Energy and Blizzard entered into in connection with the transactions contemplated herein;

(cc) "**Court**" means the Court of Queen's Bench of Alberta;

(dd) "**Effective Date**" means the date the Arrangement becomes effective under the ABCA which shall be the first business day immediately following the date of the Blizzard Meeting or such later date as may be agreed to by Blizzard and Shiningbank provided that such date shall not be before August 2, 2005;

(ee) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(ff) "**ExploreCo**" has the meaning attributed thereto in the Plan of Arrangement, as applicable;

(gg) "**ExploreCo Assets**" means the assets and liabilities identified in **Exhibit B** to the June 6, 2005 unamended version of this Agreement, and such additional assets and liabilities as Shiningbank and Blizzard shall agree to be transferred by Blizzard to ExploreCo pursuant to the ExploreCo Conveyance Agreement and the Arrangement;

(hh) "**ExploreCo Common Shares**" means the common shares in the capital of ExploreCo;

(ii) "**ExploreCo Conveyance Agreement**" means the agreement to be entered into between Blizzard and ExploreCo effecting the sale of ExploreCo Assets to ExploreCo substantially in the form set out in **Exhibit B** to the June 6, 2005 unamended version of this Agreement;

(jj) "**ExploreCo Employees**" means those individuals who are currently employed by Blizzard;

(kk) "**ExploreCo Arrangement Warrants**" means the warrants issued to Blizzard Shareholders pursuant to the Arrangement;

(ll) "**ExploreCo Incentive Plans**" means the incentive plans for the benefit of the ExploreCo Service Providers under which the maximum number of ExploreCo Common Shares reserved for issuance shall, in the aggregate, not exceed 10% of the ExploreCo Outstanding Shares and summarized in **Exhibit C**;

(mm) "**ExploreCo Outstanding Shares**" means the number of ExploreCo Common Shares outstanding after giving effect to the Arrangement and the ExploreCo Common Shares issued on the exercise of ExploreCo Arrangement Warrants;

(nn) "**ExploreCo Private Placement**" means the proposed private placement to be completed by ExploreCo or another corporation prior to the completion of the Arrangement the terms of which shall include those set forth in **Exhibit C** to this Agreement;

(oo) "**ExploreCo Service Providers**" means the directors, officers, employees and consultants of ExploreCo;

(pp) "**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of Blizzard, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(qq) "**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of Blizzard, containing declarations and directions with respect to the Arrangement and the holding of the Blizzard Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(rr) "**Parties**" means, collectively, Shiningbank, Shiningbank Energy and Blizzard; and "**Party**" means either one of them;

(ss) "**Plan of Arrangement**" means the plans of arrangement substantially in the form set out in Exhibit A to this Agreement, as amended or supplemented from time to time in accordance with Article 6 thereof and Article 7 hereof;

(tt) "**Public Record**" means all information filed by either Shiningbank or Blizzard, as the case may be, after January 1, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any applicable securities laws;

(uu) "**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(vv) "**Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(ww) "**Shiningbank**" means Shiningbank Energy Income Fund, a trust duly settled under the laws of Alberta;

(xx) "**Shiningbank Unit**" means a trust unit of Shiningbank;

(yy) "**Shiningbank Energy**" means Shiningbank Energy Ltd., a corporation amalgamated under the ABCA;

(zz) "**Shiningbank Financial Statements**" means the audited consolidated financial statements of Shiningbank as at and for the year ended December 31, 2004, together with the notes thereto and the report of the auditors thereon and the unaudited consolidated financial statements of Shiningbank as at and for the three months ended March 31, 2005 together with the notes thereto;

(aaa) "**Shiningbank Information**" means the information included in the Blizzard Information Circular describing Shiningbank and its business, operations and affairs;

(bbb) "**Subsidiary**" has the meaning ascribed thereto in the ABCA (and shall include all trusts or partnerships directly or indirectly owned by Shiningbank or Blizzard, as the case may be);

(ccc) "**Superior Proposal**" has the meaning set forth in Section 3.4(b)(vi)(A);

(ddd) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder, all as amended from time to time;

(eee) "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Shiningbank or Blizzard (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect;

(fff) "**Trust Indenture**" means the trust indenture of Shiningbank, as amended; and

(ggg) "**TSX**" means the Toronto Stock Exchange.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement, the Confidentiality Agreement and the Blizzard Lock-Up Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. To the extent there is any inconsistency between this Agreement and the Confidentiality Agreement, this Agreement shall supercede the Confidentiality Agreement.

1.6 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature are required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

1.8 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of Shiningbank and Shiningbank Energy, include disclosure to Shiningbank, Shiningbank Energy or their representatives, or in the case of Blizzard, include disclosure to Blizzard or its representatives.

1.9 Exhibits

The following exhibits attached hereto are incorporated into and form an integral part of this Agreement:

A – Plan of Arrangement
B – Intentionally deleted in the amended and restated Agreement
C – Terms of ExploreCo Private Placement and ExploreCo Incentive Plans

ARTICLE 2
THE ARRANGEMENT

2.1 Plan of Arrangement

Blizzard will forthwith file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the Blizzard Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution. Provided all necessary approvals for the Arrangement Resolution are obtained from the Blizzard Securityholders, Blizzard shall submit the Arrangement to the Court and apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 5, Blizzard shall forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality.

2.2 Interim Order

The Interim Order shall provide that:

(a) the securities of Blizzard for which holders shall be entitled to vote on the Arrangement Resolution shall be the Blizzard Shares, the Blizzard Options and Blizzard Warrants;

(b) the Blizzard Shareholders, the Blizzard Optionholders and the Blizzard Warrantholders shall be entitled to vote on the Arrangement Resolution together as a single class, and not as separate classes, with each Blizzard Shareholder being entitled to one vote for each Blizzard Share held by such holder, each Blizzard Optionholder being entitled to one vote for each Blizzard Share issuable pursuant to the Blizzard Options held by such holder and each Blizzard Warrantholder being entitled to one vote for each Blizzard Share issuable pursuant to the Blizzard Warrants held by such holder; and

(c) the requisite majority for the approval of the Arrangement Resolution shall be: (i) 66 2/3% of the votes cast by the Blizzard Securityholders present in person or by proxy at the Blizzard Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the Blizzard Shareholders, after excluding the votes cast by those persons whose votes must be excluded pursuant to Ontario Securities Commission Rule 61-501 or similar rules in Quebec (Q-27).

2.3 Information Circulars and Meetings

As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and applicable corporate and securities laws:

(a) Shiningbank and Shiningbank Energy shall prepare the Shiningbank Information for inclusion in the Blizzard Information Circular; and

(b) Blizzard shall:

(i) ***prepare the Blizzard Information Circular and cause such circular to be mailed to the Blizzard Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and***

(ii) ***convene the Blizzard Meeting.***

2.4 Effective Time

The Arrangement shall become effective at the Effective Time.

2.5 ExploreCo

Prior to the mailing of the Blizzard Information Circular, Blizzard shall cause a new corporation to be incorporated under the ABCA or designate a company prior to the mailing of the Blizzard Information Circular to acquire the Exploreco assets.

2.6 ExploreCo Employees

ExploreCo shall make offers of employment to the ExploreCo Employees effective at the Effective Time. All such offers shall be conditional upon each such employee executing releases, in a form satisfactory to Shiningbank and Shiningbank Energy, releasing Blizzard from all obligations to such employees whatsoever, other than: (a) Blizzard's obligations under written change of control agreements previously disclosed in writing to Shiningbank and Shiningbank Energy; (b) Blizzard's obligations under retention arrangements or bonuses included in the amount specified in Section 3.2(e); (c) any right of indemnity under Blizzard's by-laws or indemnity agreements previously disclosed in writing to Shiningbank and Shiningbank Energy; and (d) any right for directors and officers insurance currently in place or put in place pursuant to Section 5.1(g).

2.7 ExploreCo Private Placement and ExploreCo Incentive Plans

(a) Subject to receipt of all necessary approvals, prior to the completion of the Arrangement, ExploreCo (or another newly incorporated company which shall become a subsidiary of ExploreCo pursuant to the Arrangement) may complete the ExploreCo Private Placement.

(b) Subject to the terms of this Agreement and to receipt of all necessary approvals, ExploreCo may adopt the ExploreCo Incentive Plans.

2.8 Blizzard Shareholder Tax Election Forms

Shiningbank agrees to cause Blizzard or its successor to execute tax election forms T2057 or T2058 in respect of the Arrangement for Blizzard Shareholders provided that:

(a) such Blizzard Shareholder notifies Blizzard at least five business days prior to the Effective Date that such Blizzard Shareholder wishes to file a T2057 or T2058 in respect of the Arrangement;

(b) such forms are properly prepared and have all applicable sections of the applicable election forms duly and properly filled out;

(c) such forms are hand delivered, couriered or sent via registered mail to Blizzard's registered office on or before the Effective Date; and

(d) each such Blizzard Shareholder has signed a release in form satisfactory to Shiningbank Energy, acting reasonably, regarding the tax consequences of such election and has provided Blizzard such release by hand delivery, courier or registered mail at Blizzard's registered office on or prior to the Effective Date.

2.9 Completion of Transactions

Blizzard shall cause ExploreCo to complete the transactions contemplated herein and in the Plan of Arrangement.

ARTICLE 3
COVENANTS

3.1 Covenants of Shiningbank and Shiningbank Energy

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Blizzard (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Shiningbank shall keep Blizzard apprised of all material developments relating to the ongoing business and affairs of Shiningbank and its subsidiaries;

(b) Shiningbank shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents (including the Trust Indenture) in a manner materially adverse to the consideration to be received by Blizzard Securityholders; (ii) declare, set aside or pay any distribution or payment (whether in cash, shares or property) in respect of its outstanding Shiningbank Units except in an amount not greater than in accordance with Shiningbank current distribution policy; (iii) split, combine or reclassify any of its Shiningbank Units unless the Arrangement is amended upon the same terms and conditions; (iv) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Shiningbank; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Shiningbank and Shiningbank Energy shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(d) Shiningbank and Shiningbank Energy shall promptly notify Blizzard in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Shiningbank or Shiningbank Energy threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of

Shiningbank or of any change in any representation or warranty provided by Shiningbank or Shiningbank Energy in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Shiningbank and Shiningbank Energy shall in good faith discuss with Blizzard any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Shiningbank or Shiningbank Energy threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Blizzard pursuant to this provision;

(e) Shiningbank and Shiningbank Energy shall use their reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.3 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Shiningbank or Shiningbank Energy;

(f) Shiningbank and Shiningbank Energy will ensure that the Shiningbank Information provides Blizzard Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them and shall include, without limitation, any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws;

(g) Shiningbank and Shiningbank Energy will assist Blizzard in the preparation of the Blizzard Information Circular and provide to Blizzard, in a timely and expeditious manner, all information as may be reasonably requested by Blizzard with respect to Shiningbank and Shiningbank Energy for inclusion in the Blizzard Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(h) Shiningbank and Shiningbank Energy shall indemnify and save harmless Blizzard and the directors, officers and agents of Blizzard from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Blizzard, or any director, officer or agent thereof, may be subject or which Blizzard, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Shiningbank Information or in any material filed by or on behalf of Shiningbank or Shiningbank Energy in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Shiningbank Information or in any material filed by or on behalf of Shiningbank or Shiningbank Energy in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the Shiningbank Units; and

(iii) Shiningbank or Shiningbank Energy not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Shiningbank and Shiningbank Energy shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Blizzard Information included in the Shiningbank Information or the negligence of Blizzard;

(i) except for non-substantive communications, Shiningbank and Shiningbank Energy will furnish promptly to Blizzard or Blizzard's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Shiningbank or Shiningbank Energy in connection with: (i) the Arrangement; (ii) any filings under Applicable Laws; and (iii) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(j) Shiningbank and Shiningbank Energy will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of Shiningbank in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(k) subject to the specific provisions of this Agreement, Shiningbank and Shiningbank Energy shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement; and

(l) Shiningbank will take all necessary steps to maintain its status as a "mutual fund trust" for the purposes of Section 132 of the Tax Act.

(m) Shiningbank and Shiningbank Energy shall not issue, agree to issue or announce intentions to issue additional Shiningbank Units at a price less than the ascribed price per unit offered to Blizzard Securityholders pursuant to the Arrangement other than pursuant to existing commitments disclosed in the Public Record of Shiningbank, pursuant to the distribution reinvestment plan of Shiningbank or pursuant to the trust unit rights incentive plan of Shiningbank.

3.2 Covenants of Blizzard

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of Shiningbank and Shiningbank Energy (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Blizzard's business shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), Blizzard shall consult with Shiningbank and Shiningbank Energy in respect of the ongoing business and affairs of Blizzard and keep Shiningbank and Shiningbank Energy apprised of all material developments relating thereto and Blizzard shall carry out its transitional capital spending program as set forth in its May 26, 2005 capital budget, a copy of which has been provided to Shiningbank and Shiningbank Energy, in a diligent and timely manner consistent with past practices;

(b) Blizzard shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on exercise of currently outstanding Blizzard Options and Blizzard Warrants), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Blizzard, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of Blizzard; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, except as permitted pursuant to the terms thereof or as permitted in accordance with the terms hereunder; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Blizzard; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Blizzard will not, directly or indirectly, do any of the following other than pursuant to transactions contemplated herein or pursuant to commitments entered into prior to the date of this Agreement and disclosed to Shiningbank and Shiningbank Energy in writing or otherwise without the prior consent of Shiningbank and Shiningbank Energy, such consent not to be unreasonably withheld: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for a consideration in excess of $25,000 individually or $100,000 in the aggregate; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $25,000 individually or $100,000 in the aggregate ($nil in respect of the ExploreCo Assets) excluding expenditures specified in Blizzard's May 26, 2005 budget as disclosed to Shiningbank and Shiningbank Energy which for greater certainty,

shall not be subject to the foregoing covenant set forth in this Section 3.2(c); (iii) reorganize, amalgamate, merge or otherwise continue Blizzard with any other person, corporation, partnership or other business organization whatsoever; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $25,000 individually or $100,000 in the aggregate ($nil in respect of the ExploreCo Assets); (v) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business or otherwise in excess of $25,000 individually or $100,000 in the aggregate($nil in respect of the ExploreCo Assets); (vi) pay, discharge or satisfy any material claims, liabilities or obligations other than as disclosed in writing to Shiningbank and Shiningbank Energy prior to the entering into of this Agreement or reflected or reserved against in the Blizzard Financial Statements or otherwise in the ordinary course of business; (vii) enter into any hedges, swaps or other financial instruments or like transactions; (viii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (ix) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; (x) terminate the employment of any employee; or (xi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing, provided that, notwithstanding the foregoing, Blizzard shall not be restricted from any such activities in an emergency situation involving health, safety or the environment and, in such circumstances, Blizzard shall provide notice to Shiningbank Energy of such activities as soon as reasonably practical;

(d) Blizzard shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement or arrangements for the benefit of employees, except as is necessary (i) to comply with the law or with respect to existing provisions or payment accruals of any such plans, programs, arrangements or agreements; (ii) to accelerate vesting of Blizzard Options and Blizzard Warrants; or (iii) to accelerate release from trust of the founders' shares as described in the Blizzard Financial Statements;

(e) Blizzard shall not grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of Blizzard Options and Blizzard Warrants or to accelerate release from trust of the founders' shares as described in the Blizzard Financial Statements) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to provisions or payment accruals of any such plans, programs, arrangements or agreements or to accelerate vesting of Blizzard Options and Blizzard Warrants or to accelerate release from trust of the founders' shares as described in the Blizzard Financial Statements, which exceptions shall not exceed $2 million in the aggregate;

(f) Blizzard shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g) except to permit the early vesting of all Blizzard Options and Blizzard Warrants, no amendments shall be made to outstanding Blizzard Options and Blizzard Warrants without the prior written consent of Shiningbank and Shiningbank Energy;

(h) Blizzard shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(i) Blizzard shall promptly notify Shiningbank and Shiningbank Energy in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Blizzard threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Blizzard or of any change in any representation or warranty provided by Blizzard in this Agreement which change is or may be of such a nature as to render any representation or warranty misleading or untrue in any material respect and Blizzard shall in good faith discuss with Shiningbank and Shiningbank Energy any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Blizzard threatened) which is of such a nature that there may be a reasonable question as to whether notice need be given to Shiningbank and Shiningbank Energy pursuant to this provision;

(j) Blizzard shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k) Blizzard shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to Shiningbank and Shiningbank Energy on or prior to the Effective Date;

(l) Blizzard shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 5.1 and 5.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of Blizzard;

(m) Blizzard shall provide notice to Shiningbank and Shiningbank Energy of the Blizzard Meeting and allow Shiningbank's and Shiningbank Energy's representatives to attend such meeting;

(n) Blizzard will ensure that the Blizzard Information Circular provides Blizzard Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Shiningbank Information in the Blizzard Information Circular in the form approved by Shiningbank and Shiningbank Energy and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; and (ii) the unanimous determination of the members of the board of directors of Blizzard that the Arrangement is fair from a financial point of view to Blizzard Securityholders, is in the best interests of Blizzard and Blizzard Securityholders, and include the unanimous recommendation of the members of the board of directors of Blizzard that the Blizzard Securityholders vote in favour of the Arrangement Resolution, provided that, notwithstanding the covenants of Blizzard in this subsection, prior to the completion of the Arrangement, the board of directors of Blizzard may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the board of directors of Blizzard and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 6.1;

(o) Blizzard shall indemnify and save harmless Shiningbank and Shiningbank Energy and the directors, officers and agents of Shiningbank Energy from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Shiningbank or Shiningbank Energy, or any director, officer or agent thereof, may be subject or which Shiningbank or Shiningbank Energy, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i) any misrepresentation or alleged misrepresentation in the Blizzard Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

(ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Blizzard Information Circular or in any material filed by or on behalf of Blizzard in compliance or intended compliance with Applicable Laws, which prevents or restricts the trading in the Blizzard Shares; and

(iii) Blizzard not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that Blizzard shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the Shiningbank Information included in the Blizzard Information Circular or the negligence of Shiningbank or Shiningbank Energy;

(p) except for proxies and other non-substantive communications with securityholders, Blizzard will furnish promptly to Shiningbank, Shiningbank Energy or Shiningbank's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Blizzard from securityholders or regulatory agencies in connection with: (i) the Arrangement; (ii) the Blizzard Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(q) Blizzard shall solicit proxies to be voted at the Blizzard Meeting in favour of matters to be considered at the Blizzard Meeting, including the Arrangement Resolution;

(r) Blizzard shall conduct the Blizzard Meeting in accordance with the by-laws of Blizzard and any instrument governing the Blizzard Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by law;

(s) Blizzard will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of Blizzard in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(t) in the event that dissent rights are given to Blizzard Securityholders under the terms of the Interim Order, Blizzard shall promptly advise Shiningbank and Shiningbank Energy of the number of Blizzard Securities for which Blizzard receives notices of dissent or written objections to the Arrangement and provide Shiningbank with copies of such notices and written objections; and

(u) subject to the specific provisions of this Agreement, Blizzard shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

3.3 Mutual Covenants Regarding the Arrangement

From the date hereof until the Effective Date, each of Shiningbank, Shiningbank Energy and Blizzard will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(c) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement, and each of Shiningbank, Shiningbank Energy and Blizzard will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between representatives of Shiningbank, Shiningbank Energy and Blizzard, subject in all cases to the Confidentiality Agreement.

3.4 Blizzard's Covenants Regarding Non-Solicitation

(a) Blizzard shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties which have entered into a confidentiality agreement with such party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Blizzard shall not, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "**standstill provisions**" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal,

provided, however, that notwithstanding any other provision hereof, Blizzard and its officers, directors and advisers may:

(v) enter into or participate in discussions or negotiations regarding ExploreCo or the ExploreCo Assets provided that no binding agreement regarding ExploreCo or the ExploreCo Assets is entered into until after the Effective Date;

(vi) enter into or participate in any negotiations or initiate any discussion with a third party which (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by Blizzard or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality

Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Shiningbank and Shiningbank Energy as set out below), may furnish to such third party information concerning Blizzard and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the board of directors of Blizzard determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of Blizzard as compared to the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Blizzard, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Blizzard provides prompt notice to Shiningbank and Shiningbank Energy to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Shiningbank or Shiningbank Energy, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, Blizzard shall notify Shiningbank and Shiningbank Energy orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a summary of the details of such proposal (and any amendments or supplements thereto), the identity of the person making it (unless the Superior Proposal is an all cash offer), if not previously provided to Shiningbank or Shiningbank Energy, copies of all information provided to such party and all other information reasonably requested by Shiningbank or Shiningbank Energy), within 24 hours of the receipt thereof, shall keep Shiningbank and Shiningbank Energy informed of the status and details of any such inquiry, offer or proposal and answer Shiningbank and Shiningbank Energy's questions with respect thereto;

(vii) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(viii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement and after receiving the advice of financial advisors and outside counsel as reflected in minutes of the board of directors of Blizzard, that the taking of such action is necessary for the board of directors in discharging its fiduciary duties under Applicable Laws and Blizzard complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 8.1(d) and concurrently therewith pays the amount required by Section 6.1.

(c) If Blizzard receives a Superior Proposal it shall give Shiningbank and Shiningbank Energy, orally and in writing, at least two Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal.

(d) Each Party agrees that all information that may be provided to Shiningbank or Shiningbank Energy by Blizzard with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "**Evaluation Material**" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. Shiningbank and Shiningbank Energy shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives, and Blizzard shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

3.5 Access to Information

Subject to the Confidentiality Agreement and applicable law, upon reasonable notice, each Party shall (and shall cause each of its subsidiaries to) afford the other Party's officers, employees, counsel, accountants and other authorized representatives and advisers access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and shall (and shall cause each of its subsidiaries to) furnish promptly to the other Party all information concerning its business, properties and personnel as the other Party may reasonably request.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Shiningbank and Shiningbank Energy

Shiningbank and Shiningbank Energy hereby make the representations and warranties set forth in this Section 4.1 to and in favour of Blizzard and acknowledges that Blizzard is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Shiningbank is a trust duly created and subsisting under the laws of the Province of Alberta and each of Shiningbank Energy and Shiningbank's other subsidiaries is a corporation duly incorporated or amalgamated or a partnership or trust duly created and validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or creation and has the requisite corporate power and authority to carry on its business as it is now being conducted. Shiningbank and each of its subsidiaries, including Shiningbank Energy, is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Shiningbank and its subsidiaries taken as a whole.

(b) Shiningbank and Shiningbank Energy have the requisite trust and corporate power and authority to enter into this Agreement and to carry out their obligations hereunder. The execution and delivery of this Agreement and the consummation by Shiningbank and Shiningbank Energy of the transactions contemplated hereby have been duly authorized by Shiningbank's board of directors and no other trust or corporate proceedings on the part of Shiningbank or Shiningbank Energy are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Shiningbank and Shiningbank Energy and constitutes a legal, valid and binding obligation of Shiningbank and Shiningbank Energy enforceable against Shiningbank and Shiningbank Energy in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Neither the execution and delivery of this Agreement by Shiningbank and Shiningbank Energy, the consummation by Shiningbank and Shiningbank Energy of the transactions contemplated hereby nor compliance by Shiningbank and Shiningbank Energy with any of the provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Shiningbank or any of its subsidiaries under, any of the terms, conditions or provisions of (A) the trust indenture of Shiningbank or the articles or bylaws or other constating documents of Shiningbank Energy or any of their subsidiaries, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Shiningbank or Shiningbank Energy is a party or to which it, or its properties or assets, may be subject or by which Shiningbank, Shiningbank Energy or any of their subsidiaries is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Shiningbank, Shiningbank Energy or any of their subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Shiningbank and its subsidiaries taken as a whole, or on the ability of Shiningbank, Shiningbank Energy or any of their subsidiaries to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of Shiningbank, Shiningbank Energy and their subsidiaries taken as a whole.

(d) Other than in connection with or in compliance with the provisions of Applicable Laws:

(i) there is no legal impediment to Shiningbank's or Shiningbank Energy's consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Shiningbank or Shiningbank Energy in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Shiningbank or Shiningbank Energy to consummate the transactions contemplated hereby.

(e) Shiningbank is authorized to issue a maximum of 300,000,000 Shiningbank Units, of which as at June 3, 2005, Shiningbank has issued and outstanding: (i) 54,468,100 Shiningbank Units; and (ii) rights to acquire 1,962,734 Shiningbank Units pursuant to the trust unit rights incentive plan of Shiningbank. Shiningbank Holdings Corporation, a wholly-owned subsidiary of Shiningbank, owns all of the issued and outstanding shares of Shiningbank Energy and as at June 3, 2005, has 617,096 issued and outstanding exchangeable shares, exchangeable into Shiningbank Units. Except as aforesaid, there are no outstanding trust units of Shiningbank or shares of Shiningbank Energy or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any trust units of Shiningbank or shares of Shiningbank Energy or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Shiningbank of any trust units of Shiningbank or by Shiningbank or Shiningbank Energy of any shares of Shiningbank or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any trust units of Shiningbank or shares of Shiningbank Energy. All outstanding Shiningbank Units have been duly authorized and validly issued pursuant to the Trust Indenture and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all Shiningbank Units issuable upon exercise or conversion of outstanding rights to purchase Shiningbank Units in accordance with their respective terms, will be duly authorized and validly issued pursuant to the Trust Indenture and will not be subject to any pre-emptive rights.

(f) Since the date of the Shiningbank Financial Statements, except as disclosed in the Public Record:

(i) there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to Shiningbank and its subsidiaries on a consolidated basis) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Shiningbank and its subsidiaries on a consolidated basis;

(ii) each of Shiningbank and its subsidiaries has conducted its business only in the ordinary and normal course; and

(iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Shiningbank or any of its subsidiaries has been incurred other than in the ordinary and normal course of business.

(g) The data and information in respect of Shiningbank, Shiningbank Energy and their assets, reserves, liabilities, business and operations provided by Shiningbank, Shiningbank Energy or their advisors to Blizzard or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Shiningbank and Shiningbank Energy have no knowledge of any material adverse change to the oil and gas reserves of Shiningbank or Shiningbank Energy from that disclosed in such data and information.

(h) The information and statements set forth in the Public Record as at the date hereof, as relates to Shiningbank, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Shiningbank which is not disclosed in the Public Record, and Shiningbank has not filed any confidential material change reports which continue to be confidential.

(i) Except as disclosed in the Public Record or as otherwise disclosed in writing to Blizzard by Shiningbank or Shiningbank Energy prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against Shiningbank or Shiningbank Energy which, if determined adversely to Shiningbank, take as a whole, would have a material adverse effect on the assets, liabilities, business or operations of Shiningbank, taken as a whole, or on the ability of Shiningbank and Shiningbank Energy to consummate the transactions contemplated hereby.

(j) The Shiningbank Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Shiningbank and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of Shiningbank and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Shiningbank and its subsidiaries on a consolidated basis as at the dates thereof.

(k) Neither Shiningbank nor Shiningbank Energy has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and Shiningbank and its subsidiaries holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations. The assets of Shiningbank, taken as a whole, are operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l) No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Shiningbank, no such proceeding is, to the knowledge of Shiningbank or Shiningbank Energy, pending,

contemplated or threatened and Shiningbank is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to Shiningbank or its securities.

(m) The board of directors of Shiningbank has unanimously approved this Agreement.

(n) Based on prevailing and anticipated commodity prices and industry and general economic conditions, as of the date hereof, Shiningbank has no current intention to vary its monthly distribution rate for the remainder of 2005.

(o) The entering into of this Agreement and the consummation of the Arrangement will not trigger any rights to acquire trust units of Shiningbank under the Shiningbank unitholder rights plan or other securities of Shiningbank or rights, entitlements or privileges in favour of any person or, if the unitholder rights plan is triggered, the Board of Shiningbank Energy has waived the application of the plan under the existing provisions of the plan.

(p) Shiningbank directly or indirectly beneficially owns all of the outstanding shares and other securities or interests of each of its subsidiaries (other than exchangeable shares referred to in Section 4.1(e)) and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary.

(q) The trust and corporate records and minute books, books of account and other records of Shiningbank and each of its subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(r) Shiningbank is a "reporting issuer" or equivalent in each province of Canada and the outstanding Shiningbank Units are listed and posted for trading on the TSX.

(s) Computershare Trust Company of Canada, at its principal office in Toronto and Calgary is the duly appointed registrar and transfer agent of Shiningbank with respect to the Shiningbank Units.

(t) All Returns required to be filed have been duly filed on a timely basis and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis. Except for matters disclosed in the Shiningbank Financial Statements or otherwise disclosed to Blizzard that may give rise to the filing of amended Returns, the filed Returns are true, complete and correct in all material respects, and no other Taxes are payable by Shiningbank, Shiningbank Energy or any of their subsidiaries with respect to items or periods covered by such Returns.

(u) Except with respect to matters disclosed to Blizzard prior to the date hereof, Shiningbank has paid or provided adequate accruals in its financial statements as at and for the year ended December 31, 2004 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

(v) No material deficiencies exist or have been asserted with respect to Taxes. Neither Shiningbank nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Shiningbank or any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to Blizzard prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Shiningbank or any of its subsidiaries. Shiningbank and its subsidiaries have withheld any Taxes required to be withheld by the Applicable Laws and the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable governmental authority.

(w) No director, officer, insider or other non-arm's length party to Shiningbank or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Shiningbank or any of its subsidiaries that will be effective after the Effective Date.

(x) Except as disclosed in the Public Record, no director, officer, insider or other non-arm's length party is indebted to Shiningbank or any of its subsidiaries.

(y) Shiningbank and Shiningbank Energy have provided to Blizzard copies of all management recommendation letters relating to Shiningbank and Shiningbank Energy or any of its subsidiaries received from Shiningbank and Shiningbank Energy's current auditor or any previous auditor during the two years prior to the date hereof.

(z) Acquiring the Blizzard Shares with Shiningbank's existing outstanding bank facilities will not create an event of acceleration or default under any of the Shiningbank bank facilities or Shiningbank has or will have sufficient available lines of credit, bank facilities or other financing arrangements confirmed to the satisfaction of Blizzard, acting reasonably, to pay the cash consideration to be delivered to Blizzard Securityholders under the Arrangement and to pay out the Blizzard bank facilities, debt and working capital deficiency on the Effective Date.

(aa) To the knowledge of Shiningbank, Shiningbank has not exceeded the 49% non-resident ownership threshold in the Trust Indenture with respect to the Shiningbank Units.

(bb) Shiningbank is a "mutual fund trust" for the purposes of Section 132 of the Tax Act and has no reason to believe that its status as a "mutual fund trust" will be challenged by the governmental authorities.

(cc) To the knowledge of Shiningbank and Shiningbank Energy, Shiningbank and Shiningbank Energy have not withheld from Blizzard any material information or documents concerning Shiningbank or any of its subsidiaries or their respective assets or liabilities during the course of Blizzard's review of Shiningbank, Shiningbank Energy and their assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Blizzard by Shiningbank and Shiningbank Energy pursuant hereto contains or will contain an untrue statement of a material fact which is necessary to make the statements herein or therein not misleading.

4.2 Representations and Warranties of Blizzard

Blizzard hereby makes the representations and warranties set forth in this Section 4.2 to and in favour of Shiningbank and Shiningbank Energy and acknowledges that Shiningbank and Shiningbank Energy are relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Blizzard is a corporation duly amalgamated under the laws of the Province of Alberta and has the requisite corporate power and authority to carry on its business as it is now being conducted. Blizzard is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on Blizzard.

(b) Blizzard has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Blizzard of the transactions contemplated hereby have been duly authorized by Blizzard's board of directors and, subject to obtaining shareholder approval, no other corporate proceedings on the part of Blizzard are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Blizzard and constitutes a legal, valid and binding obligation of Blizzard enforceable against Blizzard in accordance with its terms, subject to bankruptcy, insolvency,

fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Neither the execution and delivery of this Agreement by Blizzard, the consummation by Blizzard of the transactions contemplated hereby nor compliance by Blizzard with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Blizzard under, any of the terms, conditions or provisions of (A) the articles, bylaws or other constating documents of Blizzard, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Blizzard is a party or to which it, or its properties or assets, may be subject or by which Blizzard is bound (subject to obtaining the consent of Blizzard's bankers, the consent of Blizzard's landlord under its office lease and, if applicable, the farmor with respect to the Farmout Agreement described in the ExploreCo Conveyance Agreement; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Blizzard (except for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of Blizzard or on the ability of Blizzard to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of Blizzard.

(d) Other than in connection with or in compliance with the provisions of Applicable Laws:

(i) there is no legal impediment to Blizzard's consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Blizzard in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of Blizzard to consummate the transactions contemplated hereby.

(e) Blizzard is authorized to issue an unlimited number of Blizzard Shares, and unlimited number of class A common shares and an unlimited number of preferred shares of which, as at June 3, 2005, Blizzard has issued and outstanding 108,774,500 Blizzard Shares and no Class A common shares or preferred shares and, in addition, as at June 3, 2005 Blizzard has issued and outstanding 4,572,000 Blizzard Options to acquire 4,572,000 Blizzard Shares and Blizzard Warrants entitling the holders thereof to acquire 396,000 Blizzard Shares. Except as aforesaid, there are no outstanding shares of Blizzard or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any shares of Blizzard or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Blizzard of any shares of Blizzard (including Blizzard Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Blizzard. All outstanding Blizzard Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all Blizzard Shares issuable upon exercise or conversion of outstanding Blizzard Options in accordance with their respective terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) Since the date of the Blizzard Financial Statements, except as disclosed in the Public Record:

(i) there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to Blizzard) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges

or liabilities, whether contractual or otherwise, of Blizzard and its subsidiaries on a consolidated basis;

(ii) Blizzard has conducted its business only in the ordinary and normal course; and

(iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Blizzard has been incurred other than in the ordinary and normal course of business or as disclosed to Shiningbank in writing prior to the execution of this Agreement.

(g) The data and information in respect of Blizzard and its assets, reserves, liabilities, business and operations provided by Blizzard or its advisors to Shiningbank, Shiningbank Energy or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Blizzard has no knowledge of any material adverse change to the oil and gas reserves of Blizzard from that disclosed in such data and information.

(h) The information and statements set forth in the Public Record as at the date hereof, as relates to Blizzard, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Blizzard which is not disclosed in the Public Record, and Blizzard has not filed any confidential material change reports which continue to be confidential.

(i) Except as disclosed in the Public Record or as otherwise disclosed in writing to Shiningbank by Blizzard prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against Blizzard which, if determined adversely to Blizzard, would have a material adverse effect on the assets, liabilities, business or operations of Blizzard, or on the ability of Blizzard to consummate the transactions contemplated hereby.

(j) The Blizzard Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of Blizzard at the dates thereof and the results of the operations of Blizzard for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Blizzard as at the dates thereof.

(k) Blizzard has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and Blizzard holds all permits, licenses and other authorizations which are required under federal, provincial or local laws to be held by it relating to its assets, business or operations. The assets of Blizzard operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l) No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Blizzard, no such proceeding is, to the knowledge of Blizzard, pending, contemplated or threatened and Blizzard is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to Blizzard or its securities.

(m) There are no payments to directors, officers and employees of Blizzard prior to the Effective Date under all contract settlements, bonus plans, retention arrangements, change of control agreements and severance obligations (whether resulting from termination or alteration of duties) other than the amounts payable pursuant to payments referenced in Section 3.2(e);

(n) Blizzard has retained certain financial, legal and accounting advisors, brokers or consultants regarding this Agreement and the transactions referred to herein and fees to be paid to such advisors, brokers or

consultants on account of this Agreement or the Arrangement and any transaction contemplated hereby or any transaction presently ongoing will not exceed $3 million;

(o) The board of directors of Blizzard has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of Blizzard and the Blizzard Securityholders has unanimously determined that the Arrangement is fair, from a financial point of view, to Blizzard Securityholders and has resolved to unanimously recommend approval of the Arrangement by Blizzard Securityholders.

(p) Blizzard is not a party to and, prior to the Effective Date, Blizzard will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Blizzard Shares or other securities of Blizzard or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(q) Other than the Blizzard Lock-up Agreements, none of the Blizzard Securities are the subject of any voting trust or other similar agreement.

(r) Blizzard does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of Blizzard that have not yet been fully expended and renounced and reflected in the Blizzard Financial Statements, other than as disclosed in writing to Shiningbank and Shiningbank Energy prior to the date hereof.

(s) During the fiscal year ended December 31, 2004, Blizzard did not hold assets in the United States having an aggregate total value of US$25 million or more and did not have aggregate sales in or into the United States of US$25 million or more.

(t) There is not (or are not):

(i) any order or directive from any regulatory authority which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures;

(ii) any demand or notice from any regulatory authority with respect to the material breach of any environmental, health or safety law applicable to Blizzard including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants; or

(iii) any spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Blizzard or in which it has an interest or over which it has control, except for any such spills, releases, deposits or discharges which, in aggregate, would not have a material adverse effect on the financial condition, business, operations, assets, affairs or prospects of Blizzard.

(u) Blizzard does not have any subsidiaries.

(v) The corporate records and minute books, books of account and other records of Blizzard (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(w) Blizzard is a "reporting issuer" or equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the outstanding Blizzard Shares are listed and posted for trading on the TSX.

(x) Valiant Trust Company at its principal office in Calgary, Alberta, and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario, is the duly appointed registrar and transfer agent of Blizzard with respect to the Blizzard Shares;

(y) All Returns required to be filed have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Blizzard with respect to items or periods covered by such Returns, other than disclosed to or known by Shiningbank prior to the date hereof.

(z) Blizzard has paid or provided adequate accruals in its Blizzard Financial Statements for the year ended dated December 31, 2004 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada, other than disclosed to or known by Shiningbank prior to the date hereof.

(aa) No material deficiencies exist or have been asserted with respect to Taxes. Blizzard is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Blizzard or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to Shiningbank prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by Blizzard. Blizzard has withheld any Taxes required to be withheld by the Applicable Laws and the Tax Act and has paid or remitted on a timely basis, the full amount of any Taxes which have been withheld to the applicable governmental authority.

(bb) No director, officer, insider or other non-arm's length party to Blizzard (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Blizzard that will be effective after the Effective Date.

(cc) No director, officer, insider or other non-arm's length party of Blizzard is indebted to Blizzard.

(dd) Except for indemnity agreements with its directors and officers, Blizzard is not a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

(ee) The policies of insurance in force at the date hereof naming Blizzard as an insured and as disclosed to Shiningbank and Shiningbank Energy prior to the date hereof to the knowledge of Blizzard, remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

(ff) Blizzard is not in default under its existing bank facility and, to Blizzard's knowledge, its banker is not contemplating any reduction in Blizzard's borrowing base, prior to giving effect to this transaction.

(gg) Blizzard has provided to Shiningbank and Shiningbank Energy copies of all management recommendation letters relating to Blizzard received from Blizzard's current auditor or any previous auditor during the two years prior to the date hereof.

(hh) To the knowledge of Blizzard, Blizzard has not withheld from Shiningbank or Shiningbank Energy any material information or documents concerning Blizzard or its assets or liabilities during the course of Shiningbank's and Shiningbank Energy's review of Blizzard and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Shiningbank or Shiningbank Energy by Blizzard pursuant hereto contains or will contain any untrue statement or a material fact which is necessary in order to make the statements herein or therein not misleading.

(ii) To the best of Blizzard's knowledge, immediately following the Effective Time, Blizzard will have tax pools of $130 million.

(jj) Blizzard had $52.8 million of debt and working capital as at April 30, 2005, subject to adjustments, that arise due to actual financial results differing from accruals.

4.3 Privacy Issues

(a) For the purposes of this Section 4.3, the following definitions shall apply:

(i) "**applicable law**" means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws;

(ii) "**applicable privacy laws**" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta);

(iii) "**authorized authority**" means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event; and

(iv) "**Personal Information**" means information about an individual.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**").

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of the Disclosed Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of the Disclosed Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations

hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the other Party shall forthwith cease all use of the Personal Information acquired by such Party in connection with this Agreement and will return to the first Party or, at such Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to July 15, 2005, the Interim Order shall have been granted in form and substance satisfactory to each of Shiningbank, Shiningbank Energy and Blizzard, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Shiningbank, Shiningbank Energy and Blizzard, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the holders of Blizzard Securities, on or prior to August 15, 2005 in accordance with the Interim Order and in form and substance satisfactory to each of Shiningbank, Shiningbank Energy and Blizzard, acting reasonably;

(c) in the event that dissent rights are given to Blizzard Securityholders under the terms of the Interim Order, holders of not greater than 2% of the outstanding Blizzard Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(d) on or prior to August 15, 2005, the Final Order shall have been granted in form and substance satisfactory to Shiningbank, Shiningbank Energy and Blizzard, acting reasonably;

(e) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Shiningbank, Shiningbank Energy and Blizzard, acting reasonably;

(f) the Arrangement shall have become effective on or prior to August 15, 2005;

(g) Shiningbank, Shiningbank Energy and Blizzard shall enter into written agreements effective as of the Effective Date satisfactory to Blizzard or Blizzard shall have evidence satisfactory to Blizzard, acting reasonably, pursuant to which Blizzard shall have arranged or Shiningbank and Shiningbank Energy shall agree or have agreed that, for a period of six years after the Effective Date, Shiningbank and/or Shiningbank Energy shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained (provided that Shiningbank or Shiningbank Energy may substitute therefor policies of at least the same change coverage and amounts containing terms and conditions which are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors

and officers of Blizzard with respect to claims arising from facts or events which occurred before the Effective Date;

(h) the TSX shall have conditionally listed all of the Shiningbank Units issuable pursuant to the Arrangement;

(i) the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the Competition Act; or (ii) a "no action letter" satisfactory to each of Shiningbank and Blizzard, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of Shiningbank and Blizzard, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(j) all requisite domestic and foreign regulatory approvals and consents required for completion of the Arrangement shall have been obtained on terms and conditions satisfactory to Shiningbank, Shiningbank Energy and Blizzard, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods to the transactions contemplated in the Arrangement shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made by any regulatory authority during any applicable statutory or regulatory waiting period; and

(k) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

  (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

  (ii) results in a judgment or assessment of material damages directly or indirectly relating to the Arrangement or any other transactions contemplated herein.

The foregoing conditions are for the mutual benefit of Shiningbank, Shiningbank Energy and Blizzard and may be asserted by Shiningbank, Shiningbank Energy and Blizzard regardless of the circumstances and may be waived by Shiningbank, Shiningbank Energy and Blizzard in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Shiningbank, Shiningbank Energy or Blizzard may have.

5.2 Additional Conditions to Obligations of Shiningbank

The obligation of Shiningbank and Shiningbank Energy to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Blizzard shall have mailed the Blizzard Information Circular and other documentation required in connection with the Blizzard Meeting on or before July 15, 2005;

(b) each of the acts and undertakings of Blizzard to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Blizzard;

(c) Blizzard shall have furnished Shiningbank and Shiningbank Energy with:

(i) certified copies of the resolutions duly passed by the boards of directors of Blizzard approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of Blizzard Securityholders, duly passed at the Blizzard Meeting, approving the Arrangement Resolution;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Blizzard contained in Section 4.2 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Blizzard shall have complied in all material respects with its covenants in this Agreement and Shiningbank and Shiningbank Energy shall have received a certificate to that effect dated the Effective Date from the President and Chief Financial Officer of Blizzard and another senior officer thereof acceptable to Shiningbank and Shiningbank Energy, acting reasonably, acting solely on behalf of Blizzard and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Shiningbank and Shiningbank Energy will have no knowledge to the contrary;

(e) there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to Shiningbank or Shiningbank Energy in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Blizzard and which, in the judgment of Shiningbank and Shiningbank Energy, acting reasonably, is materially adverse to Blizzard other than: (i) a change directly resulting from an action taken by Blizzard pursuant to Blizzard's May 26, 2005 budget as disclosed to Shiningbank or to which Shiningbank or Shiningbank Energy has consented to in writing; (ii) a change in ExploreCo Assets; (iii) a change resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iv) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Blizzard; and

(f) EnCana shall have discharged or consented to the transfer of the Debenture as described in the Blizzard Financial Statements such that it does not apply to Blizzard or any of its assets, other than the Exploreco Assets.

The conditions in this Section 5.2 are for the exclusive benefit of Shiningbank and Shiningbank Energy and may be asserted by Shiningbank and Shiningbank Energy regardless of the circumstances or may be waived by Shiningbank in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Shiningbank and Shiningbank Energy may have.

5.3 Additional Conditions to Obligations of Blizzard

The obligation of Blizzard to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the acts and undertakings of Shiningbank or Shiningbank Energy to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Shiningbank or Shiningbank Energy, as the case may be;

(b) Shiningbank and Shiningbank Energy shall have furnished Blizzard with certified copies of the resolutions duly passed by the board of directors of Shiningbank Energy approving this Agreement and the consummation of the transactions contemplated hereby;

(c) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Shiningbank and Shiningbank Energy contained in Section 4.1 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Shiningbank and Shiningbank Energy shall have complied in all material respects with its covenants in this Agreement and Blizzard shall have received a certificate to that effect dated the Effective Date from the President of Shiningbank Energy and another senior officer thereof acceptable to Blizzard, acting reasonably, acting solely on behalf of Shiningbank and Shiningbank Energy and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Blizzard will have no knowledge to the contrary; and

(d) there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to Blizzard in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Shiningbank, taken as a whole, and which, in the judgment of Blizzard, acting reasonably, is materially adverse to Shiningbank, taken as a whole, other than: (i) a change directly resulting from an action taken by Shiningbank or Shiningbank Energy to which Blizzard has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Shiningbank, taken as a whole.

The conditions in this Section 5.3 are for the exclusive benefit of Blizzard and may be asserted by Blizzard regardless of the circumstances or may be waived by Blizzard in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Blizzard may have.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of Shiningbank, Shiningbank Energy and Blizzard shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If a Party intends to rely on a breach of a representation, warranty or covenant of the other Party to rescind or terminate this Agreement, such Party intending to rely thereon shall deliver a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties which the Party delivering such notice is asserting and provide the other Party 48 hours to rectify the breaches before the effective date of rescission of termination. More than one such notice may be delivered by a Party

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1 Shiningbank Damages

If at any time after the execution of this Agreement:

(a) the board of directors of Blizzard has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(n) and 4.2(o) in a manner adverse to Shiningbank or shall have resolved to do so prior to the Effective Date other than as a result of a Blizzard Damages Event or a change referred to in Section 5.3(d);

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Blizzard Shareholders or to Blizzard and: (i) the Blizzard Shareholders do not approve the Arrangement; and (ii) such Acquisition Proposal is consummated within 6 months of the date of this Agreement;

(c) Blizzard accepts, recommends, approves or enters into an agreement (other than a confidentiality agreement) to implement a Superior Proposal prior to the Effective Date or termination of this Agreement;

(d) Blizzard breaches any of its covenants in Section 3.4 or wilfully breaches any other of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement; or

(e) Blizzard breaches any of its representations, warranties or covenants made in this Agreement (other than a wilful breach referred in Section 6.1(d)), which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement,

(each of the above being a "**Shiningbank Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 8.1(c) or (d), Blizzard shall pay to Shiningbank $8 million (in the case of an event referred to in Section 6.1(a), (b), (c) or (d)) or $ 1 million in the aggregate (in the case of an event referred to in section 6.1(e)) as liquidated damages in immediately available funds to an account designated by Shiningbank and Shiningbank Energy within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Blizzard shall be deemed to hold such fund in trust for Shiningbank. Blizzard shall only be obligated to pay a maximum of $8 million pursuant to this Section 6.1.

6.2 Blizzard Damages

If at any time after the execution of this Agreement, Shiningbank or Shiningbank Energy breaches any of its representations, warranties or covenants made in this Agreement, which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement (being a "**Blizzard Damages Event**"), then in the event of termination of this Agreement pursuant to Section 8.1(e), Shiningbank shall pay to Blizzard $1 million, in aggregate, as liquidated damages in immediately available funds to an account designated by Blizzard within one business day after the breach as described above and after such event but prior to payment of such amount, Shiningbank shall be deemed to hold such funds in trust for Blizzard.

6.3 Liquidated Damages

Each of Blizzard, Shiningbank and Shiningbank Energy acknowledge that all of the payment amounts set out in this Article 6 are payments of liquidated damages which are a genuine pre-estimate of the damages which Blizzard or Shiningbank and Shiningbank Energy will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each of Blizzard, Shiningbank and Shiningbank Energy irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that the payment of the amount pursuant to this Article 6 is the sole monetary remedy of Shiningbank or Shiningbank Energy or Blizzard in the

event the transactions contemplated herein are not consummated. Nothing herein shall preclude Blizzard or Shiningbank or Shiningbank Energy from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
AMENDMENT

7.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the Blizzard Meeting be amended by written agreement of the Parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a Blizzard Securityholder without approval by the Blizzard securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

ARTICLE 8
TERMINATION

8.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Shiningbank and Blizzard;

(b) as provided in Sections 5.1, 5.2 and 5.3;

(c) by Shiningbank upon the occurrence of a Shiningbank Damages Event as provided in Section 6.1 provided that in the event of a Shiningbank Damages Event provided for in Section 6.1(a), this Agreement may not be terminated by Shiningbank unless Blizzard Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by Blizzard upon the occurrence of a Shiningbank Damages Event provided for in Sections 6.1(a),(b),(c) or (d) and the payment by Blizzard to Shiningbank of the amount required by Section 6.1; or

(e) by Blizzard upon the occurrence of a Blizzard Damages Event as provided in Section 6.2.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (e) of this Section 8.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in or as otherwise specified in Article 6 which shall survive such termination.

ARTICLE 9
NOTICES

9.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a) Shiningbank and Shiningbank Energy, addressed to:

Shiningbanky Energy Ltd.
1310, 111-5th Avenue SW
Calgary, Alberta T2P 3Y6

Attention: Bruce K. Gibson, Chief Financial Officer
Telecopier: (403) 268-7499

with a copy to:

Gowling Lafleur Henderson LLP
1200, 700-2nd Street SW
Calgary, Alberta T2P 4V5

Attention: Richard W. Clark
Telecopier: (403) 263-9193

(b) Blizzard, addressed to:

Blizzard Energy Inc.
305, 505-3rd Street SW
Calgary, Alberta T2P 3E6

Attention: John R. Rooney, President and Chief Executive Officer
Telecopier: (403) 662-2441

with a copy to:

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Robert R. Rooney
Telecopier: (403) 265-7219

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 10
GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

10.2 Assignment

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

10.3 Disclosure

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

10.4 Costs

Except as contemplated herein (including Section 6.1 and 6.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. Shiningbank and Blizzard shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

10.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.6 Further Assurances

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.7 Time of Essence

Time shall be of the essence of this Agreement.

10.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the Parties hereto irrevocably atom to the jurisdiction of the courts of the Province of Alberta.

10.9 Waiver

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.10 Limitation on Trustees Liability

The parties hereto acknowledge that Shiningbank Energy is entering into this agreement behalf of Shiningbank and the obligations of Shiningbank hereunder shall not be personally binding upon the Computershare Trust Company of Canada or any of the unitholders of Shiningbank and that any recourse against Shiningbank or any unitholder in any manner in respect of any indebtedness, obligation or liability of Shiningbank arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the trust indenture, as amended from time to time.

10.11 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

SHININGBANK ENERGY INCOME FUND, by its administrator, Shiningbank Energy Ltd.

(signed) *"Bruce K. Gibson"*

SHININGBANK ENERGY LTD.

(signed) *"Bruce K. Gibson"*

BLIZZARD ENERGY INC.

(signed) *"John R. Rooney"*

(signed) *"Hal A.J. Metcalfe"*

EXHIBIT A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(c) "**Arrangement Agreement**" means the agreement dated June 6, 2005 among Shiningbank, Shiningbank Energy and Blizzard with respect to the Arrangement and all amendments thereto;

(d) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(e) "**Blizzard**" means Blizzard Energy Inc., a corporation amalgamated under the ABCA;

(f) "**Blizzard New Common Share**" means a Class B common share of Blizzard issued under Section 3.1(c), with the rights, privileges and restrictions as substantially set forth in Schedule C hereto;

(g) "**Blizzard New Common Share Stated Value**" has the meaning ascribed to such term in Section 3.1(c);

(h) "**Blizzard Options**" means the outstanding stock options, whether or not vested, to acquire Blizzard Shares and "**Blizzard Optionholders**" means the holders from time to time of Blizzard Options;

(i) "**Blizzard Preferred A Shares**" means the Class A preferred shares of Blizzard with the rights, privileges and restrictions as substantially set forth in Schedule B hereto;

(j) "**Blizzard Series A Warrants**" means the series A performance warrants exercisable for Blizzard Shares;

(k) "**Blizzard Series B Warrants**" means the series B performance warrants exercisable for Blizzard Shares;

(l) "**Blizzard Shares**" means the common shares in the capital of Blizzard and "**Blizzard Shareholders**" means the holders from time to time of Blizzard Shares;

(m) "**Blizzard Warrants**" means the outstanding Blizzard Series A Warrants and Blizzard Series B Warrants, whether or not vested, to acquire Blizzard Shares and "**Blizzard Warrantholders**" means the holders from time to time of Blizzard Warrants;

(n) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(o) "**Court**" means the Court of Queen's Bench of Alberta;

(p) "**Depositary**" means Computershare Trust Company of Canada or such other trust company as may be designated by Shiningbank and Blizzard;

(q) "**Dissenting Optionholders**" means registered Blizzard Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

(r) "**Dissenting Securityholders**" means Dissenting Optionholders, Dissenting Shareholders and Dissenting Warrantholders, collectively;

(s) "**Dissenting Shareholders**" means registered Blizzard Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(t) "**Dissenting Warrantholders**" means registered Blizzard Warrantholders who validly exercise the rights of dissent provided to them under the Interim Order;

(u) "**Effective Date**" means the date the Arrangement is effective under the ABCA;

(v) "**Effective Time**" means 12:01 a.m. on the Effective Date;

(w) "**Final Order**" means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(x) "**Information Circular**" means the information circular to be prepared by Blizzard and forwarded as part of the proxy solicitation materials to holders of Blizzard Shares, Blizzard Options and Blizzard Warrants in respect of the Meeting;

(y) "**Interim Order**" means the interim order of the Court made on June 28, 2005 under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(z) "**Letter of Transmittal**" means the letter of transmittal accompanying the Information Circular sent to the holders of Blizzard Shares, Blizzard Options and Blizzard Warrants;

(aa) "**Meeting**" means the special meeting of holders of Blizzard Shares, Blizzard Options and Blizzard Warrants to be held to consider the Arrangement, and any adjournment thereof;

(bb) "**Non-Resident**" means: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(cc) "**Notes**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A hereto, issuable by Shiningbank Energy under the Arrangement;

(dd) "**paid-up capital**" means paid-up capital for the purposes of subsection 89(1) of the Tax Act;

(ee) **"Registrar"** means the Registrar appointed under section 263 of the ABCA;

(ff) **"Resident"** means a person who is not a Non-Resident;

(gg) **"Share Note"** means the promissory note issued pursuant to Section 3.1(k) with a principal amount equal to the aggregate Blizzard New Common Share Stated Value of the Blizzard New Common Shares outstanding immediately before the time of the transfer;

(hh) **"Shiningbank"** means Shiningbank Energy Income Fund, a trust formed under the laws of the Province of Alberta;

(ii) **"Shiningbank Energy"** means Shiningbank Energy Ltd., a corporation amalgamated under the ABCA;

(jj) **"Shiningbank Trust Unit Weighted Average Trading Price"** shall be determined by dividing (i) the aggregate dollar trading value converted to Canadian dollars of all Trust Units sold on the Toronto Stock Exchange over the five (5) consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Trust Units sold on such stock exchange during such period;

(kk) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c.l. (5th Supp), as amended, including the regulations promulgated thereunder, as amended from time to time; and

(ll) **"Trust Unit"** means a trust unit of Shiningbank;

(mm) **"Zenas"** means Zenas Energy Corp., a company incorporated under the ABCA;

(nn) **"Zenas Arrangement Warrants"** means the right to acquire 0.211 of a Zenas Common Share at an exercise price equal to the Zenas Finco Common Share subscription price multiplied by 0.211 which are exercisable during the period which commences on the Effective Time and ends thirty (30) days thereafter, subject to a maximum number of 4,000,000 Zenas Common Shares to be issued on the exercise of all the Zenas Arrangement Warrants;

(oo) **"Zenas Assets"** means the assets transferred by Blizzard to Zenas pursuant to the Arrangement;

(pp) **"Zenas Common Shares"** means the common shares of Zenas;

(qq) **"Zenas Conveyance"** means the transactions whereby Blizzard will convey the Zenas Assets to Zenas in consideration for the Zenas Note;

(rr) **"Zenas Finco"** means Zenas Finance Ltd., a corporation incorporated under the ABCA;

(ss) **"Zenas Finco Common Shares"** means the common shares of Zenas Finco;

(tt) **"Zenas Note"** means the unsecured, subordinated promissory note issued by Zenas to Blizzard in satisfaction of the purchase price of the Zenas Assets under the Zenas Conveyance;

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.

Schedule A – Terms of Notes
Schedule B – Blizzard Preferred A Share Provisions
Schedule C – Blizzard New Common Share Provisions

1.6 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.7 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Blizzard Shares; (ii) the holders of Blizzard Options; (iii) the holders of the Blizzard Warrants; (iv) Blizzard; (v) Shiningbank; (vi) Shiningbank Energy; (vii) Zenas; (viii) Zenas Finco; and (ix) the holders of the Zenas Finco Common Shares.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the Blizzard Shares, Blizzard Options and Blizzard Warrants held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Blizzard (free of any claims) and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Blizzard other than the right to be paid the fair value of their Blizzard Shares, Blizzard Options or Blizzard Warrant, as the case may be, in accordance with Article 4;

(b) each issued and outstanding Blizzard Share held by a Non-Resident shall be transferred to Zenas in exchange for one-sixth ($1/6^{th}$)of a Zenas Common Share and the right to receive (i) 0.0777 of a Trust Unit and (ii) a cash payment of $0.4097 for each Blizzard Share held by a Non-Resident Blizzard Shareholder;

(c) the Blizzard New Common Shares and the Blizzard Preferred A Shares shall be created as new classes of shares of Blizzard and each Blizzard Share held by a Blizzard Shareholder that is a Resident shall be exchanged pursuant to a reorganization of the capital of Blizzard for one (1) Blizzard New Common Share and one (1) Blizzard Preferred A Share and the stated capital of each:

(i) Blizzard Preferred A Share shall be set at the paid-up capital of each Blizzard Share exchanged less the Blizzard New Common Share Stated Value; and

(ii) Blizzard New Common Share shall initially be set at approximately $0.25 per share with the precise amount to be determined immediately prior to the Effective Time (the "Blizzard New Common Share Stated Value");

(d) each issued and outstanding Blizzard Preferred A Share shall be transferred to Shiningbank Energy in exchange for 0.0777 of a Trust Unit and a cash payment of $0.4097 for each Blizzard Preferred A Share held by a Blizzard Shareholder;

(e) Shiningbank Energy shall issue one (1.0) Note to Shiningbank with respect to the Trust Units required to be issued pursuant to Section 3.1(d) in a principal amount equal to the Shiningbank Trust Unit Weighted Average Trading Price multiplied by the number of such Trust Units;

(f) Zenas shall deliver to each Non-Resident described in Section 3.1(b), (i) 0.0777 of a Trust Unit and (ii) a cash payment of $0.4097;

(g) all unexercised Blizzard Options and Blizzard Warrants (other than Blizzard Options and Blizzard Warrants held by Dissenting Optionholders or Dissenting Warrantholders, respectively) shall be cancelled for no consideration;

(h) the Zenas Conveyance shall become effective and Zenas shall deliver the Zenas Note in satisfaction of the purchase price contemplated by the Zenas Conveyance;

(i) each Blizzard New Common Share (other than Blizzard New Common Shares held by Zenas) shall be transferred to Zenas in exchange for one-sixth ($1/6^{th}$)of a Zenas Common Share;

(j) the one (1.0) Zenas Common Share held by Blizzard shall be cancelled in consideration for a payment of $1.00;

(k) each Blizzard New Common Share shall be transferred by Zenas to Shiningbank Energy in exchange for the Share Note;

(l) that portion of the Zenas Note equal to the principal amount of the Share Note shall be transferred by Blizzard to Zenas in exchange for the Share Note held by Zenas and the Zenas Note shall be reduced by the amount of the Share Note;

(m) Zenas shall settle any remaining unpaid principal amount of the Zenas Note by delivering to Blizzard payment in cash under the Zenas Conveyance, if any;

(n) Zenas shall issue one (1.0) Zenas Arrangement Warrant to each holder of a Zenas Common Share; and

(o) each Zenas Finco Common Share, if any, shall be transferred to Zenas in exchange for one (1.0) Zenas Common Share.

3.2 With respect to each holder of Blizzard Shares, Blizzard Options and Blizzard Warrants (other than a Dissenting Securityholder) at the Effective Time:

(a) upon the exchange of Blizzard Shares for Zenas Common Shares pursuant to Section 3.1(b):

(i) such former holder of Blizzard Shares shall be added to the register of holders of Zenas Common Shares;

(ii) such holder shall cease to be a holder of the Blizzard Shares so exchanged and the name of such holder shall be removed from the register of holders of Blizzard Shares as it relates to the Blizzard Shares so exchanged;

(iii) Zenas shall become the holder of the Blizzard Shares so exchanged and shall be added to the register of holders of Blizzard Shares;

(b) upon the exchange of Blizzard Shares for Blizzard New Common Shares and Blizzard Preferred A Shares pursuant to Section 3.1(c):

(i) such former holder of Blizzard Shares shall be added to the register of holders of Blizzard New Common Shares and the name of such holder shall be removed from the register of holders of Blizzard Shares as it relates to the Blizzard Shares so exchanged; and

(ii) such former holder of Blizzard Shares shall be added to the register of holders of Blizzard Preferred A Shares;

(c) upon the exchange of Blizzard Preferred A Shares for Trust Units pursuant to Section 3.1(d):

(i) such former holder of Blizzard Preferred A Shares shall be added to the register of holders of Trust Units;

(ii) such holder shall cease to be a holder of the Blizzard Preferred A Shares so exchanged and the name of such holder shall be removed from the register of holders of Blizzard Preferred A Shares as it relates to the Blizzard Preferred A Shares so exchanged;

(iii) Shiningbank Energy shall become the holder of the Blizzard Preferred A Shares so exchanged and shall be added to the register of holders of Blizzard Preferred A Shares;

(d) upon the transfer of the Trust Units pursuant to Section 3.1(f):

(i) Zenas shall cease to be a holder of the Trust Units so transferred and shall be removed from the register of holders of Trust Units as it relates to the Trust Units so transferred; and

(ii) each Non-Resident former holder of Blizzard Shares shall become the registered holder of the Trust Units so transferred and be added to the register of holders of Trust Units;

(e) upon the cancellation of all unexercised Blizzard Options and Blizzard Warrants pursuant to Section 3.1(g):

(i) such holder shall cease to be a holder of the Blizzard Options and Blizzard Warrants so cancelled and the name of such holder shall be removed from the register of holders of Blizzard Warrants and the agreements or certificates representing such Blizzard Options and Blizzard Warrants shall be terminated or cancelled;

(f) upon the exchange of Blizzard New Common Shares for Zenas Common Shares pursuant to Section 3.1(i):

(i) such holder shall cease to be a holder of the Blizzard New Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Blizzard New Common Shares as it relates to the Blizzard New Common Shares so exchanged;

(ii) Zenas shall become the holder of the Blizzard New Common Shares so exchanged and shall be added to the register of holders of Blizzard New Common Shares; and

(iii) Zenas shall allot and issue to such holder the number of Zenas Common Shares issuable to such holder on the basis set forth in Section 3.1(i) and the name of such holder shall be added to the register of holders of Zenas Common Shares;

(g) upon the transfer of the Blizzard New Common Shares for the Share Note pursuant to Section 3.1(j):

(i) Zenas shall cease to be a holder of the Blizzard New Common Shares so exchanged and the name of Zenas shall be removed from the register of holders of the Blizzard New Common Shares as it relates to the Blizzard New Common Shares so exchanged;

(ii) Shiningbank Energy shall become the holder of the Blizzard New Common Shares to exchanged and shall be added to the register of holders of Blizzard New Common Shares; and

(iii) Shiningbank Energy shall issue the Share Note to Zenas;

(h) upon the issuance of the Zenas Arrangement Warrants pursuant to Section 3.1(n):

(i) such holders entitled to the Zenas Arrangement Warrants shall become holders of the Zenas Arrangement Warrants and shall be added to the register of holders of the Zenas Arrangement Warrants.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Blizzard Shares, each registered holder of Blizzard Options and each registered holder of Blizzard Warrants shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder, a Dissenting Optionholder or Dissenting Warrantholder (collectively, a "Dissenting Securityholder") shall, at the Effective Time, cease to have any rights as a holder of Blizzard Shares, Blizzard Options or Blizzard Warrants, as the case may be, and shall only be entitled to be paid the fair value of the holder's Blizzard Shares, Blizzard Options or Blizzard Warrants, as applicable, by Blizzard. The fair value of the Blizzard Shares, Blizzard Options or Blizzard Warrants, as the case may be, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Blizzard Shares, Blizzard Options and Blizzard Warrants at the Meeting; but in no event shall Blizzard or Shiningbank Energy be required to recognize such Dissenting Securityholder as shareholders or optionholders or warrantholders of Blizzard or Shiningbank Energy after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders or warrantholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Blizzard Shares acquired by Shiningbank Energy under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Blizzard Shares represented by such certificates.

5.2 Shiningbank and Shiningbank Energy shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Blizzard Shares acquired by Shiningbank Energy under the Arrangement of a duly completed Letter of Transmittal and the certificates representing such Blizzard Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Trust Units, Zenas Common Shares and Zenas Arrangement Warrants issued to such holder under the Arrangement and the aggregate amount of cash that such holder is entitled to receive under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Blizzard Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of Shiningbank, Shiningbank Energy and Zenas and their respective transfer agents, which bond is in form and substance satisfactory to each of Shiningbank, Shiningbank Energy and Zenas and their respective transfer agents, or shall otherwise indemnify Shiningbank, Shiningbank Energy and Zenas and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Blizzard Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Blizzard Shares to receive: (i) Trust Units; (ii) Zenas Common Shares; (iii) Zenas Arrangement Warrants; and (iv) the cash payment.

5.6 No certificates representing fractional Trust Units, Blizzard Preferred A Shares, Blizzard New Common Shares, Zenas Common Shares or Zenas Arrangement Warrants shall be issued under this Arrangement. In lieu of any fractional trust unit, share or warrant certificate, each registered Blizzard Shareholder, Blizzard Optionholder or Blizzard Warrantholder, as the case may be, otherwise entitled to a fractional interest in a trust unit, share or warrant certificate, will receive the nearest whole number of trust units, shares or warrants, as the case may be.

ARTICLE 6
AMENDMENTS

6.1 Shiningbank, Blizzard and Shiningbank Energy may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Blizzard Shares or Blizzard Options or Blizzard Warrants and holders of Zenas Finco Common Shares, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Shiningbank, Blizzard or Shiningbank Energy at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Shiningbank, Blizzard and Shiningbank Energy.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following the Effective Time unilaterally by Blizzard, provided that it concerns a matter which, in the reasonable opinion of Blizzard, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Blizzard, or any former holder of Blizzard Shares or Blizzard Options or Blizzard Warrants.

SCHEDULE A

TERMS OF NOTES

1. ***Issuance***

Under the Arrangement, Shiningbank Energy shall issue the Notes on the Effective Date to Shiningbank.

2. ***Unsecured Notes and Interest***

The Notes shall be repayable on demand, unsecured and bear interest at a rate of interest per annum equal to the prime rate of interest plus one quarter of one percent announced from time to time by The Toronto-Dominion Bank for Canadian dollar loans made available in the City of Calgary, in the Province of Alberta, as well as before maturity, default and judgment, until paid.

SCHEDULE B
BLIZZARD PREFERRED A SHARE PROVISIONS

The unlimited number of Class A preferred shares ("Blizzard Preferred A Shares") of Blizzard (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. ***Stated Capital***

The stated capital of each Blizzard Preferred A Share shall be set at the paid-up capital of each Blizzard Share determined immediately prior to the Effective Date less the Blizzard New Common Share Stated Value.

2. ***Notice and Voting***

The holders of the Blizzard Preferred A Shares shall be entitled to receive notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Blizzard Preferred A Shares as such).

3. ***Dividends***

The holders of the Blizzard Preferred A Shares shall be entitled to rank ahead of holders of the Blizzard Common Shares and Blizzard New Common Shares as to dividends. The holders of Blizzard Preferred A Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Blizzard Preferred A Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Blizzard Preferred A Shares in respect of dividends.

4. ***Liquidation***

The holders of Blizzard Preferred A Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Blizzard Preferred A Shares in respect of return of capital on dissolution, to share rateably, together with the holders of any other class of shares of the Corporation ranking equally with the Blizzard Preferred A Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution up to the amount of the Redemption Price (as defined below) of the Blizzard Preferred A Shares in priority to the Blizzard Shares and Blizzard New Common Shares. The Blizzard Preferred A Shares shall not be entitled to share any further in the distribution of property or assets of the Corporation.

5. ***Redemption***

(a) Subject to applicable law, the Corporation shall have the right to redeem, at any time all, or from time to time any part of, the then outstanding Blizzard Preferred A Shares at a price per share equal to the aggregate of (i) 0.0777 multiplied by the Shiningbank Trust Unit Weighted Average Trading Price and (ii) $0.4097 (the "Redemption Value"), together with all accrued and unpaid dividends thereon up to the date fixed for redemption (the whole amount being herein referred to as the "Redemption Price").

(b) In case only a part of the then outstanding Blizzard Preferred A Shares is at any time to be redeemed, the shares so to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Blizzard Preferred A Shares or in such other manner as the board of directors of the Corporation deems reasonable.

(c) On any redemption of Blizzard Preferred A Shares under this Section 5, the Corporation shall, subject to the unanimous waiver of notice by the registered holders thereof or if otherwise provided pursuant to a plan of arrangement ("Arrangement") pursuant to the *Business Corporations Act* (Alberta), give at least 21 days before the date fixed for redemption (the "Redemption Date"), a notice in writing of the intention of the Corporation to redeem Blizzard Preferred A Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Blizzard Preferred A Shares to be redeemed. The Redemption Notice shall set out the calculation of the Redemption Price, the Redemption Date and, unless all the Blizzard Preferred A Shares held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed. If the redemption is pursuant to an Arrangement, no Redemption Notice shall be required and such redemption shall be pursuant to the terms of such Arrangement.

(d) The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; (ii) by way of a promissory note; or (iii) by such other reasonable means as the Corporation deems desirable. The mailing of such cheque or promissory note from the Corporation's registered office, or the payment by such other reasonable means as the Corporation deems desirable, on or before the Redemption Date shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque or note is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of Blizzard Preferred A Shares only upon presentation and surrender at the registered office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such Blizzard Preferred A Shares to be redeemed.

(e) If a part only of the Blizzard Preferred A Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

(f) At any time after the Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all Blizzard Preferred A Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

(g) From and after the Redemption Date, the Blizzard Preferred A Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

(h) Blizzard Preferred A Shares which are redeemed or deemed to be redeemed in accordance with this Section 5 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

(i) Subject to applicable law, the holders of the Blizzard Preferred A Shares shall be entitled to require the Corporation to redeem or purchase at any time all or any of the Blizzard Preferred A Shares registered in the name of such holder on the books of the Corporation by tendering to the

Corporation at its registered office the share certificate or certificates representing the Blizzard Preferred A Shares which the registered holder desires to have the Corporation redeem or purchase, together with the request in writing specifying that the registered holder desires to have the said Blizzard Preferred A Shares represented by such certificate or certificates redeemed or purchased by the Corporation, and stating the business day (hereinafter called the "Holder Redemption Date") on which the holder desires to have the Corporation redeem or purchase such shares. Upon receipt of a share certificate or certificates representing the Blizzard Preferred A Shares which the registered holder desires to have the Corporation redeem or purchase, together with such a request, the Corporation shall, on the Holder Redemption Date, redeem or purchase such Blizzard Preferred A Shares by paying to the registered holder an amount equivalent to the Redemption Price, less any tax required to be withheld by the Corporation. Such payment (net of applicable withholdings) shall be made by cheque payable at par at any branch of the Corporation's bankers for the time being in Canada. The said Blizzard Preferred A Shares shall be redeemed or purchased on the Holder Redemption Date and from and after that date such shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of the holders of Blizzard Preferred A Shares in respect thereof unless payment of the Redemption Price is not paid on the Holder Redemption Date in which event the rights of the holders of the said Blizzard Preferred A Shares shall remain unaffected. If a part only of the Blizzard Preferred A Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

SCHEDULE C
BLIZZARD NEW COMMON SHARE PROVISIONS

The unlimited number of Class B common shares ("Blizzard New Common Shares") of Blizzard Energy Inc. (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. ***Stated Capital***

The stated capital of each Blizzard New Common Share shall be set at the amount obtained (expressed as a dollar figure) when the net asset value of Zenas on the Effective Date is divided by the number of Blizzard Common Shares outstanding on Effective Date (the "Blizzard New Common Share Stated Value").

2. ***Notice and Voting***

The holders of Blizzard New Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Blizzard New Common Shares as such).

3. ***Dividends***

The holders of Blizzard New Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Blizzard New Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to the Blizzard Preferred A Shares and to all shares of other classes of shares of the Corporation ranking in priority to the Blizzard New Common Shares in respect of dividends.

4. ***Liquidation***

The holders of Blizzard New Common Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to the Blizzard Preferred A Shares, to share rateably, together with the holders of Blizzard Shares and of shares of any other class of shares of the Corporation ranking equally with the Blizzard New Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

EXHIBIT B

Intentionally deleted in the amended and restated Agreement.

EXHIBIT C

ZENAS ENERGY CORP. TERM SHEET

(Share numbers on a pre-consolidated basis.)

Zenas Initial Management Private Placement

- Management, directors and employees ("Subscribers") will subscribe for up to 24 million common shares of Zenas (or a company which shall become a subsidiary of Zenas pursuant to the Arrangement) at "NAV" per share for up to $6 million.
- Shares under this subscription will be subject to a one year escrow.
- For one year from the effective date, Zenas shall have the right to purchase from any private placement subscriber who voluntarily ceased to be employed or is terminated with cause by Zenas, all escrowed common shares at the lesser of the price paid by the subscriber and the weighted average trading price of the common shares of Zenas for the 5 trading day period immediately preceding the date on which such employment ceased or terminates.
- Standard change of control and disability provisions.
- Allocation of the private placement is subject to approval of the Blizzard HR, Governance and Compensation committee.
- The terms of private placement are subject to regulatory approval.

Zenas Stock Option Plan

- Zenas will put in place a stock option plan which is substantially the same as the Blizzard plan, including standard change of control and disability provisions. The maximum number of stock options issued will not exceed 10% of the basic shares outstanding.
- Stock options will be exercisable at not less than the "stock market value" of Zenas common shares at time of issue.
- Number of options to be initially granted and the allocation thereof will be subject to the approval of the Blizzard HR, Governance and Compensation committee.

Zenas Compensation Arrangements

- Management of Zenas will be paid compensation similar to other companies of a similar size and character.

APPENDIX D

BLIZZARD FAIRNESS OPINIONS

orion
SECURITIES INC.
1210, 335 – 8th Avenue SW
Calgary, Alberta T2P 1C9

June 28, 2005

The Board of Directors of:
Blizzard Energy Inc.
Suite 305, 505 - 3rd Street S.W.
Calgary, Alberta
T2P 3E6

Dear Sirs:

Orion Securities Inc. ("Orion") understands that Shiningbank Energy Income Fund ("Shiningbank") and Shiningbank Energy Ltd. have entered into an agreement dated June 6, 2005, as amended and restated June 27, 2005 (the "Arrangement Agreement") with Blizzard Energy Inc. ("Blizzard") to implement a statutory plan of arrangement (the "Blizzard Arrangement") to acquire all of the outstanding common shares (the "Blizzard Shares") of Blizzard on the basis of 0.0777 of a trust unit of Shiningbank (the "Shiningbank Units") and $0.4097 cash provided to holders of Blizzard Shares ("Blizzard Shareholders") for each Blizzard Share. In addition, the Blizzard Arrangement provides that Blizzard Shareholders will receive, for each Blizzard Share, one-sixth (1/6) of a share (an "ExploreCo Share") of a new exploration-focused company ("ExploreCo") and one warrant for each whole ExploreCo share issued pursuant to the Blizzard Arrangement ("ExploreCo Warrant"), each ExploreCo Warrant entitling the holder to acquire 0.211 of an ExploreCo Share at the current estimated net asset value of ExploreCo being approximately $1.50 for each whole ExploreCo Share for 30 days following the closing of the Blizzard Arrangement. The Blizzard Arrangement contains various terms and conditions and remains subject to shareholder, regulatory and court approval.

The terms and conditions of the Arrangement Agreement and the Blizzard Arrangement are more fully described in the Information Circular and Proxy Statement of Blizzard (the "Circular") in respect of the special meeting of Blizzard Shareholders to be held on July 28, 2005 to approve the Blizzard Arrangement (the "Special Meeting"). The Blizzard Arrangement is subject to a number of conditions which must be satisfied or waived in order for it to become effective.

To assist the Board of Directors of Blizzard (the "Board") in considering the terms and conditions of the Blizzard Arrangement, and in making its recommendations in respect thereof, the Board has engaged Orion to provide it with financial advice and our opinion (the "Opinion") as to whether the consideration to be received by Blizzard Shareholders under the Blizzard Arrangement is fair, from a financial point of view, to the Blizzard Shareholders.

ENGAGEMENT OF ORION

Orion was engaged by Blizzard pursuant to an engagement agreement dated April 21, 2005 (the "Engagement Agreement") to act as a financial advisor to the Board in respect of reviewing, and advising on, the Blizzard Arrangement. The scope of Orion's engagement includes, but is not limited to, providing financial advice to the Board in respect of the Blizzard Arrangement, communicating to the Board the results of any analysis and review conducted by Orion and preparing this Opinion for delivery to the Board.

Pursuant to the terms of our engagement, we have not been engaged to prepare a formal valuation of any of the assets of Shiningbank, Blizzard, the Shiningbank Units or the Blizzard Shares, or to express an opinion with respect to the form of the Blizzard Arrangement itself and this Opinion should not be construed as such. However, Orion has performed financial analysis, which it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Opinion.

The Engagement Agreement provides for Orion to receive from Blizzard a fee for the provision of the Opinion, which is not contingent on the outcome of the Blizzard Arrangement, as well as reimbursement of all reasonable out-of-pocket expenses. The fees received by Orion in connection with the Engagement Agreement are not material to Orion. Blizzard has agreed to indemnify Orion from and against certain liabilities arising out of the performance of professional services rendered to Blizzard by Orion and its personnel under the Engagement Agreement.

QUALIFICATIONS OF ORION

Orion is an independent Canadian full-service, investment banking firm focused on providing advisory and capital market related services to companies in technology and resource-related industries. Orion is a member of the Investment Dealers Association of Canada and a member of the Toronto Stock Exchange and the TSX Venture Exchange. Orion's services include investment research, trading and distribution of equity securities along with corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions.

The opinion expressed herein is Orion's and has been approved by senior investment banking professionals of Orion, who have been involved in a number of transactions involving the merger, acquisition, divestiture and valuation of publicly traded Canadian issuers and in providing fairness opinions in respect of such transactions.

RELATIONSHIP WITH INTERESTED PARTIES

Neither Orion nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Blizzard, Shiningbank, or any of their respective associates or affiliates (collectively, the "Interested Parties").

Orion acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Blizzard, Shiningbank, ExploreCo and/or other Interested Parties and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive

compensation. As an investment dealer, Orion conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Blizzard Arrangement, Blizzard, Shiningbank, or other Interested Parties. Orion has previously provided investment banking services to Blizzard and Shiningbank.

There are no understandings, agreements or commitments between Orion and Blizzard and Shiningbank with respect to any future business dealings. Orion may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Blizzard, Shiningbank, ExploreCo or any other Interested Party.

SCOPE OF REVIEW CONDUCTED BY ORION

For the purpose of preparing this Opinion, we have recently analyzed publicly available and confidential financial, operational and other information relating to Blizzard and Shiningbank including information derived from discussions with the management of Blizzard. Orion has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and in formulating our Opinion, we have reviewed and relied upon, among other things:

In the case of Blizzard:

i. the Circular dated June 28, 2005 relating to the Special Meeting;

ii. the Arrangement Agreement, as included in the Circular;

iii. the audited financial statements of Blizzard as at and for the year ended December 31, 2004;

iv. the 2004 Annual Report of Blizzard;

v. the Final Long Form Prospectus of Blizzard dated May 18, 2004;

vi. the Management Information Circular dated March 30, 2005, relating to the annual meeting of Blizzard Shareholders held on May 10, 2005;

vii. the Annual Information Form of Blizzard for the year ended December 31, 2004;

viii. all press releases issued by Blizzard since May 18, 2004;

ix. the interim reports and the unaudited financial statements of Blizzard as at and for the periods ended June 30, 2004, September 30, 2004 and March 31, 2005;

x. the annual budget and forecast for 2005 prepared by senior management of Blizzard including, but not limited to, schedules of estimated production and cash flow for the year ending December 31, 2005;

xi. the evaluation of Blizzard's reserves effective December 31, 2004 prepared by Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent engineering consultants, (the "GLJ Report");

xii. schedule of issued and outstanding shares of Blizzard, including a schedule of stock options outstanding;

xiii. other public information relating to the business, operations, financial performance and stock trading history of Blizzard; and

xiv. certain other confidential financial, operation, legal, corporate and other information prepared by Blizzard management.

In the case of Shiningbank:

i. the audited financial statements of Shiningbank as at and for the years ended December 31, 2004 and 2003;

ii. the Information Circular and Management Proxy Circulars dated March 21, 2005 and March 29, 2004 relating to the annual and special meetings of unitholders of Shiningbank held on May 10, 2005 and May 12, 2004, respectively;

iii. the Annual Reports of Shiningbank for the years ended December 31, 2004 and 2003;

iv. the Annual Information Forms of Shiningbank for the years ended December 31, 2004 and December 31, 2003;

v. all press releases issued by Shiningbank since January 1, 2003;

vi. the interim reports and the unaudited financial statements of Shiningbank as at and for the periods ended September 30, 2004, June 30, 2004 and March 31, 2004;

vii. other publicly available information relating to the business, operations, financial performance and stock trading history of Shiningbank; and

viii. certain statements, schedules, reserve reports and documents provided to Blizzard by senior management of Shiningbank.

In addition to the information detailed above, Orion has further reviewed, considered and relied upon, among other things, the following:

i. certain publicly available information pertaining to current and expected future oil and natural gas prices and other economic factors;

ii. publicly available information and certain confidential information possessed by Orion with respect to recent transactions involving the sale of oil and gas companies and properties of a comparable nature and considered to be relevant by Orion in the circumstances;

iii. publicly available information and certain confidential information possessed by Orion with respect to comparable metrics for publicly traded oil and gas companies and oil and gas royalty trusts; and

iv. other publicly available information and documents filed by, or on behalf of, Blizzard and Shiningbank in compliance with or intended compliance with applicable securities laws.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. We were granted access by Blizzard and Shiningbank to their respective management groups and, to our knowledge, we were not denied any information we requested.

KEY ASSUMPTIONS AND LIMITATIONS

Orion has relied upon, but in accordance with the terms of our engagement, has not independently verified the accuracy or completeness of any of the materials, information, representations, reports and discussions referred to above and this Opinion is conditional upon such accuracy and completeness. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon the accuracy, completeness and fairness of all such facts and information referred to above. In addition, representatives of Blizzard have represented to us that all information provided by or on behalf of Blizzard and in respect of the Blizzard Arrangement is true and correct in all material respects and contains no untrue statement of a material fact concerning Blizzard and the Blizzard Arrangement and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise of Blizzard and Shiningbank as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Blizzard. In rendering our opinion, we have assumed that there are no undisclosed material facts relating to Blizzard and Shiningbank and their business, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after today.

We have with respect to all legal and tax matters relating to the Blizzard Arrangement and the implementation thereof relied on advice of legal and tax counsel to Blizzard and express no view thereon. The Blizzard Arrangement is subject to a number of conditions outside the control of Blizzard and we have assumed all conditions precedent to the completion of the Blizzard Arrangement can be

satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering this Opinion we express no view as to the likelihood that the conditions respecting the Blizzard Arrangement will be satisfied or waived or that the Blizzard Arrangement will be implemented within the time frame indicated in the Circular.

We have assumed that substantially all amounts which will be available for distribution to holders of Shiningbank trust units will be distributed to holders of such units. In addition, we have also assumed that no material amount of Shiningbank trust units will be redeemed by Shiningbank in the foreseeable future, that Shiningbank will qualify at all times as a "unit trust" and a "mutual fund trust", both as defined by the Income Tax Act (Canada) (the "Tax Act"), and that the Shiningbank trust units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans and will not be foreign property for such plans or for registered pension plans.

We believe that the analyses and factors considered in arriving at our Opinion are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered, without considering all factors and analyses together, could create a misleading view of the process employed and the conclusions reached. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

In our overall analysis, and in connection with the preparation of this Opinion, Orion made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Blizzard and Shiningbank. While in the opinion of Orion, the assumptions used in preparing this Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

CONCLUSION AND OPINION

Based upon and subject to the foregoing, Orion is of the opinion that, as of June 28, 2005 the consideration to be received by Blizzard Shareholders pursuant to the Blizzard Arrangement is fair, from a financial point of view, to the Blizzard Shareholders.

This Opinion may be relied upon by the Board for the purpose of considering the Blizzard Arrangement and its recommendation to the Blizzard Shareholders with respect to the Blizzard Arrangement, but may not be used, nor relied upon, by any other person without our express prior written consent. We consent to the description of, and the duplication and inclusion of this Opinion, in the Circular.

Yours truly,

(signed) Orion Securities Inc.

ORION SECURITIES INC.

WATEROUS SECURITIES INC.

a member of the Waterous & Co. group of companies

The Leading Global Energy Acquisitions & Divestitures Firm

Bankers Hall, Suite 500, 301 - 8th Avenue SW, Calgary, Alberta, Canada T2P 1C5
(Tel) 403 265 8077 (Fax) 403 269 8355 calgary@waterous.com www.waterous.com

June 28, 2005

The Board of Directors
Blizzard Energy Inc.
Suite 305
505 - 3rd Street S.W.
Calgary, Alberta T2P 3E6

To the Board of Directors:

Waterous Securities Inc. ("**Waterous**", "**our**", "**we**" or "**us**") understands that Blizzard Energy Inc. ("**Blizzard**" or the "**Company**"), Shiningbank Energy Income Fund ("**Shiningbank**" or the "**Trust**") and Shiningbank Energy Ltd. ("**SEL**") have entered into an agreement dated as of June 6, 2005, as amended and restated June 27, 2005 (the "**Arrangement Agreement**"), which provides that the Trust will indirectly acquire a majority of Blizzard's natural gas assets (the "**Trust Assets**"), and certain Blizzard producing assets and undeveloped land will be transferred to a new exploration focused oil and gas producing company ("**ExploreCo**"), all pursuant to a court-approved plan of arrangement (the "**Plan of Arrangement**").

The Plan of Arrangement generally provides, among other things, that the holders of common shares of Blizzard ("**Blizzard Shares**") will be entitled to receive for each Blizzard Share held, subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement, (a) 0.0777 of a trust unit of Shiningbank ("**Trust Units**"), (b) $0.4097 cash, (c) one-sixth (1/6) of a common share of ExploreCo (the "**ExploreCo Shares**"), and (d) one warrant for each whole ExploreCo Share issued pursuant to the Plan of Arrangement (the "**ExploreCo Warrants**") each ExploreCo Warrant entitling the holder to acquire 0.211 of an ExploreCo Share at an effective exercise price of $1.50 per whole ExploreCo Share.

Blizzard has instructed us to provide an opinion with respect to the value specifically ascribed to the Trust Assets, as represented by the portion of the consideration to be received for each Blizzard Share that is comprised of Trust Units and cash.

For the purposes of this opinion (our analysis, assumptions, methodology and conclusions contained herein), we used $275 million as the value of the consideration for the Trust Assets, with $2.05 as the portion of that value ($275 million less $42 million for assumed debt and other liabilities divided by fully diluted shares outstanding which

consists of 108,774,500 Blizzard shares outstanding plus 4,572,000 Blizzard Shares issuable pursuant to currently outstanding Blizzard Options plus 396,000 Blizzard Shares issuable pursuant to currently outstanding Blizzard Warrants) to be received on account of the Trust Assets by each holder of Blizzard Shares for each Blizzard Share held, and we do not attempt to make any conclusions regarding the form or structure of that consideration.

The Plan of Arrangement is subject to a number of terms and conditions which must be either satisfied or waived in order for the Plan of Arrangement to become effective, including, among other things, the approval by at least two-thirds of the votes cast by the holders of Blizzard Shares attending in person or represented by proxy at a meeting of the holders of Blizzard Shares to be held to consider and, if appropriate, approve the Plan of Arrangement, and the receipt of all required regulatory approvals and consents.

Engagement of Waterous

The Board of Directors of Blizzard (the "**Board of Directors**") formally retained Waterous, through an advisory and agency engagement contract dated April 27, 2005 (the "**Engagement Contract**"), as financial advisor to provide advisory services and assistance to the Company and the Board of Directors. The Engagement Contract provides that Waterous will, if the Board of Directors so requests, prepare and deliver to the Board of Directors an opinion of Waterous as to the fairness, from a financial point of view, of the consideration payable under any offer to purchase the Blizzard Shares made to the shareholders of the Company (a "**Fairness Opinion**"). The Engagement Contract also provides that Waterous is to be paid a fee for its services as financial advisor, including fees that are contingent on the successful completion of a transaction involving Blizzard. In addition, Waterous is to be reimbursed for certain out-of-pocket expenses and is to be indemnified by Blizzard in certain circumstances.

It should be noted that Waterous has not prepared a formal valuation of the Company, the Trust, SEL, Exploreco or any of their respective securities or assets and this Fairness Opinion should not be construed as such. However, Waterous has conducted such financial analyses as it considered to be appropriate and necessary to support the conclusions reached in this Fairness Opinion.

Qualifications of Waterous

Waterous, founded in 1987, is a wholly-owned subsidiary of Waterous & Co. Limited, both of which are members of the Waterous & Co. group of companies ("**Waterous & Co.**"). Waterous & Co. is an independent financial services group specializing in global oil and gas divestitures, mergers and acquisitions. The Canadian activities of Waterous & Co. are conducted through Waterous, which is registered with the Ontario Securities Commission.

Waterous & Co. has offices in Buenos Aires, Calgary, Denver, Gibraltar, Houston, London, and Singapore, and has developed one of the leading oil and gas divestiture practices in the world. Since January 2000, the firm has conducted over 140 asset and corporate divestiture assignments in Canada alone, representing over 800 separate properties and packages, for total proceeds of more than $15 billion.

This Fairness Opinion is the opinion of Waterous and the form and content of this Fairness Opinion have been approved for release by a committee of senior professionals of Waterous, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Relationship With Interested Parties

Neither Waterous nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of the Company, the Trust, SEL, Exploreco or any of their respective associates or affiliates. Waterous has not been engaged to provide any financial advisory services to the Company, the Trust, SEL, Exploreco or any of their respective associates or affiliates in the past three years, other than the services provided under the Engagement Contract.

Other than acting as financial advisor to Blizzard pursuant to the Engagement Contract, there are no understandings, agreements or commitments between Waterous and the Company, the Trust, SEL, Exploreco or any of their respective associates or affiliates with respect to any future business dealings. Waterous and its affiliates may, in the future, in the ordinary course of business, perform financial advisory or investment banking services for the Company, the Trust, SEL, Exploreco or any of their respective associates or affiliates.

Scope of Review

For the purpose of preparing this Fairness Opinion, Waterous has reviewed certain publicly available and confidential information relating to Blizzard, including information derived from discussions with Company management. Except as expressly described herein, Waterous has not conducted any independent investigations to verify the accuracy and completeness of such information.

In particular, and in connection with this Fairness Opinion, Waterous has reviewed and relied upon or carried out, among other things, the following:

Transaction documents

1. an executed copy of the Arrangement Agreement;

2. the June 27, 2005 draft of the information circular and proxy statement (the "**Circular**") prepared by the Company and to be distributed to the holders of Blizzard Shares to assist those holders in their consideration of the Plan of Arrangement;

Blizzard documents

3. the audited financial statements of the Company for the year ended December 31, 2004;

4. the unaudited interim report of the Company for the quarter ended March 31, 2005;

5. the annual report of the Company for the year ended December 31, 2004;

6. the Notice of Annual Meeting of Shareholders and Management Information Circular and Proxy Statement of the Company dated March 30, 2005;

7. the Annual Information Form of the Company for the year ended December 31, 2004;

8. the evaluation of Blizzard's oil and gas reserves prepared by Gilbert Laustsen Jung Associates Ltd. dated effective December 31, 2004;

9. the estimate of Blizzard's oil and gas reserve additions based on Blizzard's Q1 2005 drilling program as prepared by Blizzard's management;

10. a summary of Blizzard's inventory of undeveloped land as prepared by Blizzard's management;

11. discussions with senior management of the Company and certain of the Company's advisors;

12. a reconciliation of Blizzard's share capital as at June 27, 2005;

13. a schedule of all of Blizzard's stock options granted and outstanding as at June 27, 2005;

14. a summary of the indebtedness and working capital position of Blizzard, at different points in time, as prepared by Blizzard's management;

15. a summary of the estimated tax pools of Blizzard prepared by Blizzard's management;

16. information compiled by Blizzard and contained in the data room used to facilitate a review of Blizzard by parties which had entered into confidentiality agreements with Blizzard who expressed interest in a transaction involving Blizzard;

17. the employment agreements to which Blizzard is a party and which contain change of control obligations, and summaries thereof, made available to Waterous by Blizzard's management;

18. representations contained in a certificate addressed to Waterous, dated as of June 22, 2005, from senior officers of the Company as to the completeness and accuracy of the information upon which this Fairness Opinion is based;

Market and Industry Information

19. public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be comparable to the Company;

20. public information with respect to other transactions of a comparable nature considered by us to be relevant;

21. public information regarding the industry in which the Company operates; and

22. such other corporate, industry and financial market information, investigations and analyses as Waterous considered necessary or appropriate in the circumstances.

Waterous has not, to the best of its knowledge, been denied access by the Company to any information requested by Waterous.

Market Solicitation Process

Waterous solicited interest from parties known to Waterous that would potentially be interested in a transaction involving Blizzard. A number of parties that expressed an interest in a transaction involving Blizzard entered into confidentiality agreements with Blizzard. Waterous considered the number of parties that were solicited, and the number of parties that entered into confidentiality agreements with Blizzard, as well as their comments as to the nature of the Company's assets and their comments as to the value of the Company, in reaching the conclusions set forth in this Fairness Opinion.

Assumptions and Limitations

Waterous has assumed and relied upon the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations (collectively, the "**Information**") obtained by Waterous from public sources or provided to us by Blizzard, its consultants and advisors or otherwise pursuant to our engagement, and this Fairness Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgement and except as expressly described herein, Waterous has not attempted to verify independently the accuracy or completeness of any of the Information. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgements of the management of Blizzard.

We have, with respect to all legal and tax matters relating to the Plan of Arrangement and the implementation thereof, relied upon the advice of legal and tax counsel, including, specifically, as disclosed in the Circular and discussed with us, and we do not express any opinion thereon. Without limitation, we have relied upon the advice of such counsel with respect to the tax consequences to Blizzard and the holders of Blizzard Shares with respect to the various taxable events which will occur with respect to the Plan of Arrangement.

This Fairness Opinion is rendered on the basis of securities market, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company as reflected in the Information and as represented to Waterous in discussions with the management of Blizzard, the Trust, SEL and their respective consultants or advisors. In its analyses, and in preparing this Fairness Opinion, Waterous made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Plan of Arrangement.

Senior management of Blizzard represented to Waterous, in a certificate addressed to Waterous and dated as of June 22, 2005, that, among other things, (i) the Information in

respect of Blizzard, at the various times the Information in respect of Blizzard was provided to Waterous, was complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of Blizzard, on a consolidated basis, and did not, and does not, omit to state a material fact in respect of Blizzard, on a consolidated basis, necessary to make the Information in respect of Blizzard not misleading in light of the circumstances under which the Information was made or provided; and (ii) since the date the Information in respect of Blizzard was provided, there has been no material change, financial or otherwise, in the position of Blizzard, or in its financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects and no material change has occurred which would render the Information in respect of Blizzard provided by or on behalf of Blizzard, untrue or misleading in any material respect and which would have, or which would reasonably be expected to have, a material effect on any financial advice or opinions provided by Waterous to the Board of Directors in relation to the Plan of Arrangement.

In preparing this Fairness Opinion, Waterous has made several assumptions, including that all of the conditions required to implement the Plan of Arrangement will be met and that the Plan of Arrangement will be completed in a timely manner.

All figures expressed in this Fairness Opinion are in Canadian dollars unless otherwise noted.

This Fairness Opinion is given as of the date hereof and Waterous disclaims any undertaking or obligation to: (i) advise any person of any change in any fact or matter affecting this Fairness Opinion which may come, or be brought, to Waterous' attention after the date hereof; or (ii) update this Fairness Opinion after the date hereof. Without limiting or qualifying the foregoing, in the event that there is any material change in any fact or matter affecting this Fairness Opinion after the date hereof, Waterous reserves the right to change, modify or withdraw this Fairness Opinion.

Waterous believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of a fairness opinion is a complex process and does not lend itself to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Fairness Opinion does not address the merits of the underlying decision by the Company to enter into the Arrangement Agreement and is not to be construed as a recommendation to any holder of Blizzard Shares as to whether to vote its Blizzard Shares in favour of the Plan of Arrangement.

Fairness Conclusion

Based upon and subject to the foregoing, and such other matters as we considered relevant, Waterous is of the opinion that, as of the date hereof, the amount of $275 million as the value of the consideration for the Trust Assets, with $2.05 as the portion of that value ($275 million less $42 million for assumed debt and other liabilities divided by fully diluted shares outstanding which consists of 108,774,500 Blizzard shares outstanding plus 4,572,000 Blizzard Shares issuable pursuant to currently outstanding Blizzard Options plus 396,000 Blizzard Shares issuable pursuant to currently outstanding Blizzard Warrants) to be received on account of the Trust Assets by each holder of Blizzard Shares for each Blizzard Share held, is fair, from a financial point of view.

This Fairness Opinion has been provided for the exclusive use of the Board of Directors of Blizzard and may not be referred to, summarized, circulated, publicized or reproduced by Blizzard or disclosed to, used or relied upon by any other party without the express prior written consent of Waterous. The Board of Directors of Blizzard may rely on this Fairness Opinion for the purposes of considering the Plan of Arrangement and making a recommendation to the holders of Blizzard Shares with respect to the Plan of Arrangement. Waterous consents to the duplication and inclusion of this Fairness Opinion in the Circular.

Yours very truly,

(Signed) **Waterous Securities Inc.**

APPENDIX E

INFORMATION CONCERNING ZENAS

TABLE OF CONTENTS

Page

NOTICE TO READER

As at the date hereof, Zenas has not carried on any active business. Pursuant to the Arrangement, Zenas will acquire the Zenas Assets. Unless otherwise indicated, the disclosure in this Appendix has been prepared assuming that the Arrangement has been effected and that Zenas has acquired the Zenas Assets. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases under the headings "*Glossary of Terms*" and "*Abbreviations and Conversions*" contained in the Information Circular.

INFORMATION CONCERNING ZENAS

General

Zenas was incorporated under the ABCA on June 28, 2005, as a wholly-owned subsidiary of Blizzard, under the name "Zenas Energy Corp". Zenas has not carried on any active business since incorporation and Zenas does not currently have any subsidiaries. Upon completion of the Arrangement, Zenas Finco will be a wholly-owned subsidiary of Zenas.

The registered office of Zenas is located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7 and its head office will be located at Suite 305, 505 – 3rd Street S.W., Calgary, Alberta T2P 3E6.

Pursuant to the Arrangement, Blizzard Shareholders will receive, for each Blizzard Share held, 0.0777 of a Trust Unit, $0.4097 cash, one-sixth (1/6) of a Zenas Common Share and one Zenas Arrangement Warrant for each whole Zenas Common Share issued pursuant to the Arrangement, each Zenas Arrangement Warrant entitling the holder to acquire, in accordance with the Arrangement, 0.211 of a Zenas Common Share at an effective exercise price of $1.50 per whole Zenas Common Share (Zenas' current estimated net asset value per Zenas Common Share after giving effect to the Arrangement).

Zenas Following Completion of the Arrangement

Following the completion of the Arrangement, Zenas will be engaged in the exploration for, and the acquisition, development and production of, petroleum and natural gas reserves primarily in the provinces of Alberta and British Columbia. As part of the Arrangement, Zenas will receive (with an effective date of August 1, 2005) certain of Blizzard's producing assets and undeveloped lands totaling approximately 16,355 net acres in Alberta and Northeastern British Columbia. These interests are expected to produce approximately 500 boe/d in 2005 based on an initial capital program of $13 million to $14 million. As of June 30, 2005, Zenas is expected to have Proved plus Probable Reserves of 837 Mboe and production of approximately 400 boe/d. As of June 30, 2005, Zenas is expected to hold an inventory of approximately 20 drilling locations. Zenas will assume all abandonment, reclamation environmental obligations in respect of the Zenas Assets conveyed to it pursuant to the Arrangement. See "*Statements of Reserves Data and Other Oil and Gas Information*" in this Appendix.

The unaudited statements of net operating revenue for the Zenas Assets for the three months ended March 31, 2005, as reviewed by Ernst & Young LLP, and the audited statements of net operating revenue of the Zenas Assets for each of the years ended December 31, 2004, 2003 and 2002, as audited by PricewaterhouseCoopers LLP, are contained in Schedule A to this Appendix. The unaudited pro forma financial statements of Zenas as at and for the three months ended March 31, 2005 and for the year ended December 31, 2004 and related notes are contained in Schedule B to this Appendix. The following information should be read in conjunction with the statements of net operating revenue of the Zenas Assets contained in Schedule A to this Appendix, including the notes thereto. These statements are summarized in the following table:

($000's)	Three Months Ended March 31, 2005	Years Ended December 31, 2004	2003	2002
Production revenue	2,055	8,076	9,924	13,651
Royalties	410	1,692	2,295	2,987
Operating expenses	246	1,577	884	440
Transportation expenses[1]	30	256	357	421
Net operating revenue	**1,369**	**4,551**	**6,388**	**9,803**

Note:

(1) Transportation expenses include all costs associated with the delivery of natural gas to the point where title to the product transfers to a third party.

The proposed Zenas management team, after giving effect to the Arrangement, will include John Rooney as President and Chief Executive Officer, Jim Artindale as Chairman, Mike Machalski as Chief Operating Officer and Hal Metcalfe as Chief Financial Officer and will be comprised of many of the employees that have contributed to the growth of Blizzard to date. The proposed Zenas board of directors, after giving effect to the Arrangement, will include John Rooney, Jim Artindale, Larry Evans, Dave Mackenzie, George Watson, Frank Guidolin, Doug Manner and Bob Rooney. See "*Directors and Officers*" in this Appendix.

Zenas will become a "reporting issuer" in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Zenas has made application for the listing of the Zenas Common Shares to be issued in connection with the Arrangement. Listing of the Zenas Common Shares will be subject to Zenas meeting all of the original listing requirements of the TSX. If Zenas is not able to meet the original listing requirements of the TSX, then Zenas will seek to list the Zenas Common Shares on another Canadian stock exchange. Conditional listing approval has not been obtained and there can be no assurance that the Zenas Common Shares will be listed on the TSX or any other stock exchange.

Following the completion of the Arrangement and the Zenas Private Placement, all of the Zenas Common Shares and Zenas Arrangement Warrants will be owned by the Blizzard Shareholders and the placees under the Zenas Private Placement. See "*The Arrangement - Background to and Reasons for the Arrangement*", "*Effect Of The Arrangement - Details of the Arrangement*", "*Effect of the Arrangement - Interests of Certain Persons or Companies in the Arrangement*" and "*Other Matters Considered in the Arrangement Resolution – Approval of Zenas Private Placement*" in the Information Circular.

Stated Business Objectives

The business objective of Zenas is to create a significant return to the investment made by its shareholders by identifying, securing and developing high quality assets within the Western Canadian Sedimentary Basin.

Initially, Zenas will focus on the exploration and development potential in the Grande Prairie area and on the potential contained in the farm-in arrangement Zenas will have with a senior Canadian oil and gas producer in respect of the Northeastern British Columbia property following completion of the Arrangement. In addition, Zenas will actively assess other opportunities within the Western Canadian Sedimentary Basin with an aim to add to Zenas's portfolio of opportunities.

In general, Zenas will follow the same disciplined methodology that was employed by Blizzard when evaluating new opportunities, which includes an assessment of the potential of the opportunity, the expected returns versus the cost of capital, and the ability of our professional staff to properly evaluate and manage the project.

Competitive Conditions

Companies operating in the petroleum industry must manage risks, which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

The oil and natural gas industry is intensely competitive and Zenas will be required to compete with a substantial number of other corporations, which may have greater technical or financial resources. However, management believes that Zenas will be able to explore and develop new production and reserves with the objective of increasing its cash flow and reserve base.

Zenas will attempt to enhance its competitive position by operating in areas where its technical personnel are able to reduce some of the risks associated with exploration, production and marketing because they are familiar with the area.

See "*Risk Factors*" in this Appendix.

PROPERTIES OF ZENAS

The following is a description of Zenas's principal oil and natural gas properties on production or under development as at December 31, 2004 and June 30, 2005, respectively. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2004 and June 30, 2005. Reserve amounts are stated, before deduction of royalties, at December 31, 2004 and June 30, 2005, respectively, based on forecast cost and price assumptions (gross) as evaluated in the Zenas 2004 Engineering Report and the Zenas 2005 Engineering Report, respectively (see "*Statements of Reserves Data and Other Oil and Gas Information*" in this Appendix). Information in respect of current production is average production, net to Zenas, for the month of May 2005, except where otherwise indicated.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Grande Prairie, Alberta

Upon completion of the Arrangement, Zenas's producing property and initial development activities will be focused in the Grande Prairie area of Northwestern Alberta. Zenas plans to drill four to eight development wells in the Grande Prairie area before the end of 2005.

Northeastern British Columbia

Zenas will spend the month of August completing an evaluation, at the Northeastern British Columbia property, of a three-dimensional seismic program completed by the operator of the property this past winter. Following completion of the Arrangement, Zenas will have until August 31, 2005 to exercise the option granted to Blizzard under the Sierra Farm-in Agreement (as defined under "*Information Concerning Blizzard – Development of Business*" in Appendix F to the Information Circular) to commit to incur a minimum of $20.0 million in earning drilling expenditures on or before April 30, 2006 at Northeastern British Columbia. Zenas will acquire the option granted to Blizzard pursuant to the Zenas Conveyance Agreement. Zenas intends to elect to exercise such option and will commit to spend the entire $20.0 million.

STATEMENTS OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The reserves data set forth below (the "**Reserves Data**") is based upon evaluations by GLJ of the reserves associated with the Zenas Assets in the Zenas 2004 Engineering Report and the Zenas 2005 Engineering Report, respectively. The Zenas 2004 Engineering Report and the Zenas 2005 Engineering Report have each been prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. The Reserves Data summarizes the oil, liquids and natural gas reserves of Zenas and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs as at December 31, 2004 and June 30, 2005, respectively. The Reserves Data conforms with the requirements of NI 51-101. Blizzard engaged GLJ to provide evaluations of Proved Reserves and Proved plus Probable Reserves. No attempt was made to evaluate possible reserves for the Zenas Assets.

All evaluations of future revenue are stated after the deduction of future income tax expenses (unless otherwise noted in the tables) royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of Zenas's reserves. There is no assurance that the forecast price and cost assumptions contained in the Zenas 2004 Engineering Report and the Zenas 2005 Engineering Report, respectively, will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to the following tables. The recovery and reserves estimates for the Zenas Assets described herein are estimates only. The actual reserves for the Zenas Assets may be greater or less than those calculated.

Disclosure provided in this Appendix in respect of boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6Mcf: 1bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In the following reserves disclosure, columns may not add due to rounding.

The Reports on Reserves Data by GLJ in Form 51-101F2 and the Reports of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are included in Schedule D to this Appendix.

All of Zenas's reserves are in Canada and, specifically, in the provinces of Alberta and British Columbia. Zenas does not have any heavy oil reserves.

Zenas 2004 Engineering Report

The statement of reserves data and other oil and gas information set forth below (the "**2004 Statement**") is dated June 28, 2005. The effective date of the 2004 Statement is December 31, 2004 and the preparation date of the 2004 Statement is June 20, 2005.

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE as of December 31, 2004

CONSTANT PRICES AND COSTS

	Reserves							
	Light and Medium Oil		Heavy Oil		Natural Gas		NGL	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved								
Developed Producing	559	504	-	-	1,007	705	30	21
Developed Non-Producing	629	570	-	-	1,131	792	34	23
Undeveloped	-	-	-	-	-	-	-	-
Total Proved	1,188	1,074	-	-	2,138	1,497	64	44
Probable	183	172	-	-	330	231	10	7
Total Proved plus Probable	1,371	1,246	-	-	2,468	1,728	74	51

	Net Present Values of Future Net Revenue Before Income Taxes Discounted at (%/year)(1)				
Reserves Category	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved					
Developed Producing	16.4	13.9	12.0	10.6	9.5
Developed Non-Producing	19.9	14.1	10.6	8.3	6.7
Undeveloped	-	-	-	-	-
Total Proved	36.3	28.0	22.6	18.9	16.2

Probable	4.9	2.5	1.4	0.8	0.5
Total Proved plus Probable	41.2	30.5	24.0	19.7	16.7

TOTAL FUTURE NET REVENUE UNDISCOUNTED as of December 31, 2004

CONSTANT PRICES AND COSTS

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)[1]
Proved Reserves	69.1	9.8	21.2	1.4	0.4	36.3
Proved plus Probable Reserves	79.8	11.0	25.8	1.4	0.4	41.2

FUTURE NET REVENUE BY PRODUCTION GROUP as of December 31, 2004

CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	17.9
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	4.7
Proved plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	19.0
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products by excluding solution gas from oil wells)	5.0

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE as of December 31, 2004

FORECAST PRICES AND COSTS

	Reserves							
	Light and Medium Oil		Heavy Oil		Natural Gas		NGL	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved								
Developed Producing	512	460	-	-	922	646	28	19
Developed Non-Producing	598	542	-	-	1,075	752	32	22
Undeveloped	-	-	-	-	-	-	-	-
Total Proved	1,110	1,002	-	-	1,997	1,398	60	41
Probable	164	155	-	-	296	207	9	6
Total Proved plus Probable	1,274	1,157	-	-	2,293	1,605	69	47

Reserves Category	Net Present Values of Future Net Revenue Before Income Taxes Discounted at (%/year) (1) 0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved					
Developed Producing	13.5	11.9	10.6	9.6	8.8
Developed Non-Producing	15.3	11.5	9.0	7.2	5.9
Undeveloped	-	-	-	-	-
Total Proved	28.8	23.4	19.6	16.8	14.7
Probable	3.3	1.8	1.0	0.7	0.5
Total Proved plus Probable	32.1	25.2	20.6	17.5	15.2

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of December 31, 2004

FORECAST PRICES AND COSTS

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)(1)
Proved Reserves	59.9	8.5	20.7	1.4	0.5	28.8
Proved plus Probable Reserves	69.6	9.6	26.0	1.4	0.5	32.1

FUTURE NET REVENUE BY PRODUCTION GROUP as of December 31, 2004

FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	15.5
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	4.1
Proved plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	16.3
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products by excluding solution gas from oil wells)	4.3

Notes:

(1) Amounts are presented on a before tax basis only as applicable taxes for the year ended December 31, 2004 were applied at the corporate level and were not apportioned to individual properties. As a result, after tax amounts are not available in respect of the Zenas Assets.

(2) "**Gross**" or "**gross**" means:

(a) in relation to the interest in production or reserves to be acquired by Zenas pursuant to the Arrangement, the gross reserves to be acquired, which will be the working interest (operating or non-operating) share, before deduction of royalties and without including any royalty interests;

(b) in relation to wells, the total number of wells in which Zenas will acquire an interest pursuant to the Arrangement; and

(c) in relation to properties, the total area of properties in which Zenas will acquire an interest pursuant to the Arrangement;

"**Net**" or "**net**" means:

(a) in relation to the interest in production or reserves to be acquired by Zenas pursuant to the Arrangement, the working interest (operating or non-operating) share after deduction of royalty obligations, plus the royalty interests in production or reserves, to be acquired;

(b) in relation to the interest in wells Zenas will acquire pursuant to the Arrangement, the number of wells obtained by aggregating the working interest Zenas will acquire in each of the gross wells; and

(c) in relation to the interest in a property to be acquired by Zenas pursuant to the Arrangement, the total area in which Zenas will acquire an interest multiplied by the working interest to be acquired by Zenas;

"reserves" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"Proved plus Probable Reserves" means the aggregate of Proved Reserves and Probable Reserves, before deduction of royalties.

"Proved Reserves" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"Probable Reserves" are those additional reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"Developed Reserves" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

"Developed Producing Reserves" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"Developed Non-Producing Reserves" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"Undeveloped Reserves" are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the Zenas 2004 Engineering Report, operating costs are assumed to escalate at 2% per annum. Oil and natural gas base case prices as forecast by GLJ effective January 1, 2005 are as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS as of January 1, 2005

FORECAST PRICES AND COSTS

Natural Gas Price Forecast

		Alberta Plant Gate						
		Spot						
Year	AECO-C Spot Then Current ($/MMbtu)	Then Constant 2005 ($/MMbtu)	Then Current ($/MMbtu)	ARP ($/MMbtu)	Aggregator ($/MMbtu)	Alliance ($/MMbtu)	Inflation Rates (%/year)	Exchange Rate ($US/$CDN)
Historical								
2001	6.21	6.66	6.07	5.41	5.30	5.61	2.60	0.646
2002	4.04	4.15	3.88	3.88	3.83	3.82	2.22	0.637
2003	6.66	6.80	6.49	6.13	5.89	6.69	2.80	0.721
2004 (e)	6.88	6.81	6.69	6.33	6.19	6.45	1.90	0.769
Forecast								
2005 Q1	6.60	6.35	6.35	6.35	6.25	6.15	2.00	0.820
2005 Q2	6.30	6.10	6.10	6.05	5.95	5.95	2.00	0.820
2005 Q3	6.50	6.25	6.25	6.25	6.15	6.10	2.00	0.820
2005 Q4	6.90	6.65	6.65	6.60	6.50	6.60	2.00	0.820
2005 Full Year	6.60	6.35	6.35	6.30	6.20	6.20	2.00	0.820
2006	6.35	6.00	6.10	6.10	6.00	6.00	2.00	0.820
2007	6.15	5.65	5.90	5.90	5.90	5.80	2.00	0.820
2008	6.00	5.40	5.75	5.75	5.75	5.50	2.00	0.820
2009	6.00	5.30	5.75	5.75	5.75	5.50	2.00	0.820
2010	6.00	5.20	5.75	5.75	5.75	5.50	2.00	0.820
2011	6.00	5.10	5.75	5.75	5.75	5.50	2.00	0.820
2012	6.00	5.00	5.75	5.75	5.75	5.50	2.00	0.820
2013	6.10	5.00	5.85	5.85	5.85	5.60	2.00	0.820

2014	6.20	4.95	5.95	5.95	5.95	5.80	2.00	0.820
2015	6.30	4.95	6.05	6.05	6.05	5.90	2.00	0.820
2016+	+2.0%/yr	4.95	+2.0%/yr	-	-	-	2.00	0.820

Crude Oil and NGL Price Forecast

	WTI Crude Oil at Cushing Oklahoma		Crude Oil (40° API, 0.3% S) at Edmonton		Alberta NGL (Then Current Dollars)				
Year	Constant 2005 ($US/bbl)	Then Current ($US/bbl)	Constant 2005 ($/bbl)	Then Current ($/bbl)	Edmonton Propane ($/bbl)	Edmonton Butane ($/bbl)	Edmonton Pentanes Plus ($/bbl)	Inflation Rates %/year	Exchange Rate ($US/$CDN)
Historical									
2001	28.51	25.97	43.26	39.40	31.85	31.17	42.48	2.60	0.646
2002	27.91	26.08	43.16	40.33	21.39	27.08	40.73	2.22	0.637
2003	32.53	31.07	45.71	43.66	32.14	34.36	44.23	2.80	0.721
2004 (e)	42.15	41.38	53.95	52.96	35.09	40.49	54.07	1.90	0.769
Forecast									
2005 Q1	43.25	43.25	52.00	52.00	33.25	38.50	52.50	2.00	0.820
2005 Q2	42.25	42.25	50.50	50.50	32.25	37.25	51.00	2.00	0.820
2005 Q3	41.50	41.50	49.75	49.75	31.75	36.75	50.25	2.00	0.820
2005 Q4	41.00	41.00	49.00	49.00	31.25	36.25	49.50	2.00	0.820
2005 Full Year	42.00	42.00	50.25	50.25	32.25	37.25	50.75	2.00	0.820
2006	39.25	40.00	46.75	47.75	30.50	35.25	48.25	2.00	0.820
2007	36.50	38.00	43.75	45.50	29.00	33.75	46.00	2.00	0.820
2008	34.00	36.00	40.75	43.25	27.75	32.00	43.75	2.00	0.820
2009	31.50	34.00	37.75	40.75	26.00	30.25	41.25	2.00	0.820
2010	30.00	33.00	35.75	39.50	25.25	29.25	40.00	2.00	0.820
2011	29.25	33.00	35.00	39.50	25.25	29.25	40.00	2.00	0.820
2012	28.75	33.00	34.50	39.50	25.25	29.25	40.00	2.00	0.820
2013	28.50	33.50	34.25	40.00	25.50	29.50	40.50	2.00	0.820
2014	28.50	34.00	34.00	40.75	26.00	30.25	41.25	2.00	0.820
2015	28.25	34.50	33.75	41.25	26.50	30.50	41.75	2.00	0.820
2016+	28.25	+2.0%/yr	33.75	+2.0%/yr	Escalate at 2.0%/yr			2.00	0.820

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004

CONSTANT PRICES AND COSTS

	Oil			Natural Gas	
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40^0 API ($Cdn/bbl)	Cromer Medium 29.3^0 API ($Cdn/bbl)	AECO Gas Price ($Cdn/MMbtu)	Exchange Rate ($US/$CDN)
Historical (Year End)					
2001	25.97	39.40	31.56	6.21	0.6448
2002	26.08	40.33	35.48	4.04	0.6376
2003	31.07	43.66	37.55	6.66	0.7213
2004 (Year End)	43.45	46.54	32.12	6.79	0.8308

(4) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Zenas 2004 Engineering Report. Product prices were not escalated beyond December 31, 2004. In addition, operating and capital costs have not been increased on an inflationary basis.

(5) Effective on January 1, 1995, the ARTC rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $100/m3 to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $210/m^3.

(6) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The oil and natural gas reserve calculations and any projections upon which the Zenas 2004 Engineering Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities and lease reclamation costs have not been included in the Zenas 2004 Engineering Report (well abandonment costs associated with existing and future reserves wells have been included).

(7) The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

Reconciliation of Reserves

The acquisition of the Zenas Assets pursuant to the Arrangement will be the initial property acquisition by Zenas. Zenas was not incorporated until June 28, 2005 and, prior to the completion of the Arrangement, will not hold any interest in oil and/or natural gas properties. See "*Information Concerning Zenas – Zenas Following Completion of the Arrangement*" in this Appendix. Consequently, it is not possible to provide reconciliation of changes in reserves and future net revenue from estimates for the preceding financial year because no reserves were attributable to Zenas during that year.

Zenas 2005 Engineering Report

The statement of reserves data and other oil and gas information set forth below (the "**2005 Statement**") is dated June 28, 2005. The effective date of the 2005 Statement is June 30, 2005 and the preparation date of the 2005 Statement is June 20, 2005.

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE as of June 30, 2005

CONSTANT PRICES AND COSTS

	Reserves							
	Light and Medium Oil		Heavy Oil		Natural Gas		NGL	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved								
Developed Producing	548	504	-	-	1,179	853	24	16
Developed Non-Producing	15	14	-	-	18	16	1	1
Undeveloped	-	-	-	-	-	-	-	-
Total Proved	563	518	-	-	1,197	869	25	17
Probable	112	104	-	-	252	183	5	4
Total Proved plus Probable	675	622	-	-	1,449	1,052	30	21

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)[1]					After Income Taxes Discounted at (%/year)				
Reserves Category	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved										
Developed Producing	25.9	21.5	18.4	16.1	14.4	24.7	20.4	17.4	15.3	13.6
Developed Non-Producing	0.8	0.6	0.5	0.5	0.4	0.7	0.5	0.4	0.3	0.3
Undeveloped	-	-	-	-	-	-	-	-	-	-
Total Proved	26.7	22.1	18.9	16.6	14.8	25.4	20.9	17.8	15.6	13.9
Probable	5.3	3.3	2.2	1.6	1.2	4.4	2.6	1.7	1.2	0.9
Total Proved plus Probable	32.0	25.4	21.1	18.2	16.0	29.8	23.5	19.5	16.8	14.8

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of June 30, 2005

CONSTANT PRICES AND COSTS

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved Reserves......	47.6	5.9	14.6	0.1	0.3	26.7	1.3	25.4
Proved plus Probable Reserves...	57.2	7.0	17.8	0.1	0.3	32.0	2.2	29.8

FUTURE NET REVENUE BY PRODUCTION GROUP as of June 30, 2005

CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves...............	Light and Medium Crude Oil (including solution gas and other by-products).......................	15.3
	Heavy Oil (including solution gas and other by-products)...	-
	Natural Gas (including by-products but excluding solution gas from oil wells)....................	3.6
Proved plus Probable Reserves...........................	Light and Medium Crude Oil (including solution gas and other by-products).......................	17.1
	Heavy Oil (including solution gas and other by-products)...	-
	Natural Gas (including by-products by excluding solution gas from oil wells)......................	4.0

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE as of June 30, 2005

FORECAST PRICES AND COSTS

	Reserves							
	Light and Medium Oil		Heavy Oil		Natural Gas		NGL	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved								
Developed Producing.......................	479	437	-	-	1,080	784	21	14
Developed Non-Producing...............	15	14	-	-	18	16	1	1
Undeveloped	-	-	-	-	-	-	-	-
Total Proved..	494	451	-	-	1,098	800	22	15
Probable	96	90	-	-	229	167	4	3
Total Proved plus Probable.....................	590	541	-	-	1,327	967	26	18

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
Reserves Category	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved										
Developed Producing	16.5	14.6	13.1	11.9	11.0	16.2	14.3	12.9	11.7	10.7

Developed Non-Producing	0.5	0.4	0.4	0.3	0.2	0.5	0.4	0.2	0.2	0.2
Undeveloped	-	-	-	-	-	-	-	-	-	-
Total Proved	17.0	15.0	13.5	12.2	11.2	16.7	14.7	13.1	11.9	10.9
Probable	2.8	2.0	1.4	1.2	.9	2.6	1.9	1.4	1.1	0.9
Total Proved plus Probable	19.8	17.0	14.9	13.4	12.1	19.3	16.6	14.5	13.0	11.8

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of June 30, 2005

FORECAST PRICES AND COSTS

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved Reserves	34.0	4.6	12.0	0.1	0.3	17.0	0.3	16.7
Proved plus Probable Reserves	40.7	5.5	15.0	0.1	0.3	19.8	0.5	19.3

FUTURE NET REVENUE BY PRODUCTION GROUP as of June 30, 2005

FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	10.5
	Heavy Oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	3.0
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	11.6
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products by excluding solution gas from oil wells)	3.3

Notes:

(1) "**Gross**" or "**gross**" means:

(a) in relation to the interest in production or reserves to be acquired by Zenas pursuant to the Arrangement, the gross reserves to be acquired, which will be the working interest (operating or non-operating) share, before deduction of royalties and without including any royalty interests;

(b) in relation to wells, the total number of wells in which Zenas will acquire an interest pursuant to the Arrangement; and

(c) in relation to properties, the total area of properties in which Zenas will acquire an interest pursuant to the Arrangement;

"**Net**" or "**net**" means:

(a) in relation to the interest in production or reserves to be acquired by Zenas pursuant to the Arrangement, the working interest (operating or non-operating) share after deduction of royalty obligations, plus the royalty interests in production or reserves, to be acquired;

(b) in relation to the interest in wells Zenas will acquire pursuant to the Arrangement, the number of wells obtained by aggregating the working interest Zenas will acquire in each of the gross wells; and

(c) in relation to the interest in a property to be acquired by Zenas pursuant to the Arrangement, the total area in which Zenas will acquire an interest multiplied by the working interest to be acquired by Zenas;

"**reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved plus Probable Reserves**" means the aggregate of Proved Reserves and Probable Reserves, before deduction of royalties.

"Proved Reserves" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"Probable Reserves" are those additional reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"Developed Reserves" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

"Developed Producing Reserves" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"Developed Non-Producing Reserves" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"Undeveloped Reserves" are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(2) The forecast cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the Zenas 2005 Engineering Report, operating costs are assumed to escalate at 2% per annum. Oil and natural gas base case prices as forecast by GLJ effective April 1, 2005 are as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS as of April 1, 2005 FORECAST PRICES AND COSTS

Natural Gas Price Forecast

		Alberta Plant Gate						
		Spot						
Year	**AECO-C Spot Then Current ($/MMbtu)**	**Then Constant 2005 ($/MMbtu)**	**Then Current ($/Mmbtu)**	**ARP ($/MMbtu)**	**Aggregator ($/MMbtu)**	**Alliance ($/MMbtu)**	**Inflation Rates (%/year)**	**Exchange Rate ($US/$CDN)**
Historical								
2001	6.21	6.66	6.07	5.41	5.30	5.61	2.6	0.646
2002	4.04	4.15	3.88	3.88	3.83	3.82	2.2	0.637
2003	6.66	6.79	6.49	6.13	5.89	6.69	2.8	0.721
2004	6.88	6.83	6.70	6.31	6.16	6.45	1.8	0.768
Forecast								
2005 Q1 (e)	6.76	6.60	6.60	6.50	6.30	6.20	2.1	0.815
2005 Q2	7.70	7.45	7.45	7.40	7.30	7.40	2.0	0.820
2005 Q3	7.45	7.20	7.20	7.15	7.00	7.10	2.0	0.820
2005 Q4	8.00	7.75	7.75	7.70	7.55	7.75	2.0	0.820
2005 Full Year	7.50	7.25	7.25	7.20	7.05	7.10	2.0	0.820
2006	7.20	6.80	6.95	6.95	6.85	6.95	2.0	0.820
2007	6.95	6.45	6.70	6.70	6.70	6.65	2.0	0.820
2008	6.75	6.15	6.50	6.50	6.50	6.35	2.0	0.820
2009	6.50	5.80	6.25	6.25	6.25	6.05	2.0	0.820
2010	6.50	5.70	6.25	6.25	6.25	6.05	2.0	0.820
2011	6.50	5.55	6.25	6.25	6.25	6.05	2.0	0.820
2012	6.50	5.45	6.25	6.25	6.25	6.05	2.0	0.820
2013	6.65	5.45	6.40	6.40	6.40	6.20	2.0	0.820
2014	6.75	5.45	6.50	6.50	6.50	6.40	2.0	0.820
2015	6.85	5.45	6.60	6.60	6.60	6.55	2.0	0.820
2016+	+2%/yr	5.45	+2%/yr		Escalate at 2.0% per year		2.0	0.820

Crude Oil and NGL Price Forecast

Year	WTI Crude Oil at Cushing Oklahoma		Crude Oil (40° API, 0.3% S) at Edmonton		Alberta NGL (Then Current Dollars)				
	Constant 2005 ($US/bbl)	Then Current ($US/bbl)	Constant 2005 ($/bbl)	Then Current ($/bbl)	Edmonton Propane ($/bbl)	Edmonton Butane ($/bbl)	Edmonton Pentanes Plus ($/bbl)	Inflation Rates %/year	Exchange Rate ($US/$CDN)
Historical									
2001	28.50	25.97	43.25	39.40	31.85	31.17	42.48	2.6	0.646
2002	27.90	26.08	43.14	40.33	21.39	27.08	40.73	2.2	0.637
2003	32.52	31.07	45.70	43.66	32.14	34.36	44.23	2.8	0.721
2004	42.14	41.38	53.93	52.96	34.70	39.97	54.07	1.8	0.768
Forecast									0.815
2005 Q1(e)	49.91	49.91	61.80	61.80	35.42	45.82	62.85	2.1	0.820
2005 Q2	55.00	55.00	66.00	66.00	42.25	48.75	66.75	2.0	0.820
2005 Q3	53.00	53.00	63.75	63.75	40.75	47.25	64.50	2.0	0.820
2005 Q4	54.00	54.00	65.00	65.00	41.50	48.00	65.75	2.0	0.820
2005 Full Year	53.00	53.00	64.25	64.25	40.00	47.50	65.00	2.0	0.820
2006	49.00	50.00	58.75	60.00	38.50	44.50	60.75	2.0	0.820
2007	45.75	47.50	55.00	57.25	36.75	42.25	58.00	2.0	0.820
2008	42.50	45.00	51.00	54.25	34.75	40.25	55.00	2.0	0.820
2009	38.75	42.00	46.75	50.50	32.25	37.25	51.00	2.0	0.820
2010	36.25	40.00	43.50	48.00	30.75	35.50	48.50	2.0	0.820
2011	35.50	40.00	42.50	48.00	30.75	35.50	48.50	2.0	0.820
2012	34.75	40.00	41.75	48.00	30.75	35.50	48.50	2.0	0.820
2013	34.75	40.50	41.50	48.75	31.25	36.00	49.25	2.0	0.820
2014	34.50	41.25	41.50	49.50	31.75	36.75	50.00	2.0	0.820
2015	34.25	41.75	41.25	50.25	32.25	37.25	50.75	2.0	0.820
2016+	34.25	+2.0%/yr	41.25	+2.0%/yr		Escalate at 2.0%/yr		2.0	0.820

SUMMARY OF PRICING ASSUMPTIONS as of March 31, 2005

CONSTANT PRICES AND COST

Year	Oil			Natural Gas	
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	AECO Gas Price ($Cdn/MMbtu)	Exchange Rate ($US/$CDN)
Historical (Year End)					
2001	25.97	39.40	31.56	6.21	0.6448
2002	26.08	40.33	35.48	4.04	0.6376
2003	31.07	43.66	37.55	6.66	0.7213
2004 (March 31, 2005)	41.38	52.96	45.75	6.88	0.7734

(3) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Zenas 2005 Engineering Report. Product prices were not escalated beyond March 31, 2005. In addition, operating and capital costs have not been increased on an inflationary basis.

(4) Effective on January 1, 1995, the ARTC rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $100/m3 to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $210/m^3.

(5) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The oil and natural gas reserve calculations and any projections upon which the Zenas 2005 Engineering Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities and lease reclamation costs have not been included in the Zenas 2005 Engineering Report (well abandonment costs associated with existing and future reserves wells have been included).

(6) The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

Reconciliation of Reserves

The acquisition of the Zenas Assets pursuant to the Arrangement will be the initial property acquisition by Zenas.

Zenas was not incorporated until June 28, 2005 and, prior to the completion of the Arrangement, will not hold any interest in oil and/or natural gas properties. See "*Information Concerning Zenas – Zenas Following Completion of the Arrangement*" in this Appendix. Consequently, it is not possible to provide reconciliation of changes in reserves and future net revenue from estimates for the preceding financial year because no reserves were attributable to Zenas during that year.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Based on the evaluation carried out by GLJ and reflected in the Zenas 2005 Engineering Report, Zenas attributed no volumes of oil, natural gas or NGL to Proved Undeveloped Reserves and 229 MMcf of natural gas, 97 Mbbls of light and medium oil and 4 Mbbls of NGL to Probable Undeveloped Reserves for the period ended June 30, 2005.

All of Zenas's Probable Undeveloped Reserves are attributable to the Grande Prairie and Northeastern British Columbia properties. Zenas expects to develop a significant portion of these Undeveloped Reserves in the fourth quarter of 2005.

Significant Factors or Uncertainties

The process of evaluating reserves is inherently complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserves estimates contained herein are based on current production forecasts, geological evaluation, engineering data, prices and economic conditions. The reserves associated with the Zenas Assets have been evaluated by GLJ, an independent engineering firm. These factors and assumptions include among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

As circumstances change and additional data becomes available, reserves estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions. Revisions to reserves estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production. These revisions can be either positive or negative.

The evaluated oil and gas properties to be acquired by Zenas pursuant to the Arrangement are more difficult to evaluate than mere development properties due to the lack of industry-wide production history.

Future Development Costs

The following table describes Zenas's forecast for future development costs for the reserves categories noted below, calculated using no discount and a 10% discount:

	Constant Prices and Costs (M$)	Forecast Prices and Costs (M$)	
Year	**Proved Reserves**	**Proved Reserves**	**Proved Plus Probable Reserves**
2005	100	100	100
2006	-	-	-
2007	-	-	-
2008	-	-	-
2009	-	-	-
Remainder	-	-	-
Total (Undiscounted)	100	100	100
Total (Discounted at 10%)	98	98	98

Future development costs are capital expenditures which will be required in the future for Zenas to convert proved Undeveloped Reserves and Probable Reserves to proved Developed Producing Reserves.

On an ongoing basis, Zenas currently intends to use internally generated cash flow from operations, debt (where deemed appropriate) and new equity issues (if available on favourable terms) to finance its capital expenditure program. When financing corporate acquisitions, Zenas may also assume certain future liabilities.

Other Oil and Gas Information

Landholdings

The following table sets forth the developed and undeveloped landholdings in which Zenas is expected to have a working interest upon completion of the Arrangement:

	Undeveloped[1] (acres)		Developed (acres)		Total[1] (acres)	
Location	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Alberta	12,000	8,592	4,320	3,648	16,320	12,240
British Columbia	15,525	7,763	4,725	2,363	20,250	10,125
Total	27,525	16,355	9,045	6,011	36,570	22,365

Note:

(1) Excludes farm-out acreage in Northeastern British Columbia totaling 140,337 (70,168 net).

Oil and Natural Gas Wells

The following table sets forth the number and status of wells in which Zenas is expected to have a working interest upon completion of the Arrangement which are producing or which Zenas considers to be capable of production:

	Producing Wells				Shut-in Wells[1]			
	Oil		Natural Gas		Oil		Natural Gas	
Location	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Alberta	10	9.5	6	3.75	3	3	3	2
British Columbia	0	0	2	1	0	0	4	2
Total	10	9.5	8	4.75	3	3	7	4

Note:

(1) "**Shut-in**" wells refers to wells that have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Zenas has an interest are located no further than five kilometers from existing pipelines and have been non-producing since Blizzard acquired the Grande Prairie and Northeastern British Columbia properties.

Properties With No Attributable Reserves

The undeveloped land position with respect to the Zenas Assets as at the date hereof consisted of:

	Gross Acres	Net Acres
Alberta	12,000	8,592
British Columbia	15,525	7,763
Total	27,525	16,355

Forward Contracts

Zenas does not have any forward sales contracts in place.

Abandonment and Reclamation Costs

The following table discloses the abandonment and reclamation costs of the Zenas Assets anticipated as at the date hereof, calculated both undiscounted and at a 10% discount rate with a portion thereof anticipated to be paid in each of the next three years:

	Abandonment and Reclamation Costs Escalated at 1.5-2.0% Undiscounted (M$)	Abandonment and Reclamation Costs Escalated at 1.5-2.0% Discounted at 10% (M$)
Current total liability	902	597
Anticipated to be paid in 2005	-	-
Anticipated to be paid in 2006	-	-
Anticipated to be paid in 2007	-	-

Zenas will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow.

Blizzard estimated the costs to abandon and reclaim all Zenas's shut-in and producing wells, facilities, gas plants, pipelines, batteries and satellites. Blizzard's model for estimating the amount and timing of future abandonment and reclamation expenditures was done on an operating area level. Estimated expenditures for each operating area are based on the AEUB methodology which details the cost of abandonment and reclamation in each specific geographic region. Each region was assigned an average cost per well to abandon and reclaim the wells in that area. Abandonment and reclamation costs have been estimated over approximately a 12 year period. As at the Effective Date, Zenas is expected to assume the liability of reclamation and abandonment costs in respect of 28 gross (21.3 net) wells and associated facilities comprising the Zenas Assets.

Tax Horizon

The income taxes deducted in the calculation of future net revenue above assumes a blow-down scenario whereby Zenas produces out its existing reserves. Under this scenario, Zenas is not taxable in 2005.

Blizzard forecasted that Zenas's tax horizon assuming a continuing business model whereby it reinvests cash flow at historic capital efficiencies in order to achieve maximum production and reserve growth. Under this scenario, Zenas will not be in a taxable position. This result is dependent upon commodity prices and capital spending levels.

Costs Incurred

The following table outlines the costs incurred by Blizzard with respect to the Zenas Assets during the year ended December 31, 2004 and the three months ended March 31, 2005 for acquisitions, dispositions and capital expenditures:

Nature of Cost	Amount (M$)	
	December 31, 2004	March 31, 2005
Property Acquisition Costs		
Proved	16,667	-
Unproved	-	-
Exploration Costs	-	12,560
Development Costs	-	3,492
Total	16,667	16,052

Note:

(1) The three month period ended March 31, 2005 is the latest period for which information regarding costs incurred in respect of the Zenas Assets is available.

Exploration and Development Activities

Blizzard did not participate in any exploration or development activities in respect of the Zenas Assets during the financial year ended December 31, 2004. The following table summarizes the results of exploration and development activities in respect of the Zenas Assets during the period ended June 28, 2005:

	Gross	Net
Development Wells		
Gas	0	0
Oil	0	0
Service	0	0
Dry	0	0
Exploratory Wells		
Gas	5	2.5
Oil	0	0
Service	0	0
Dry	0	0
Total Wells	5	2.5

For details on the important current and likely exploration and development activities during 2005, see *"Properties of Zenas"* in this Appendix.

Production Estimates

The following table summarizes the total production estimated for the Zenas Assets by GLJ as at the date hereof using constant and forecast prices and costs:

	Estimated Production	
	Constant Prices and Costs	Forecast Prices and Costs
Light and Medium Crude Oil (Mbbls)		
Northeastern British Columbia	-	-
Grande Prairie	45	45
Total	45	45
Natural Gas (MMcf)		
Northeastern British Columbia	99	99
Grande Prairie	64	64
Total	163	163
NGL (Mbbls)		
Northeastern British Columbia	-	-
Grande Prairie	2	2
Total	2	2

All of Zenas's estimated 2005 natural gas production comes from the Grande Prairie and Northeastern British Columbia properties.

Production History and Netbacks

The following table sets forth the average daily production volumes, prices, royalties, production costs and netbacks, before deduction of royalties, for the periods indicated for the Zenas Assets:

	Three Months Ended					Year Ended
	March 31, 2005	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	December 31, 2004
Average Daily Production						
Light and Medium Oil (bbls)	272	358	331	228	243	304
Heavy Oil (bbls)	-	-	-	-	-	-
NGL (bbls)	24	28	49	35	23	33
Natural Gas (Mcf)	705	765	637	705	509	650
Aggregate (boe)	415	513	486	441	351	446
Light and Medium Oil ($/bbl)						
Price	59.83	43.62	48.63	53.90	56.36	49.84
Royalties	11.45	8.16	9.61	10.50	10.84	9.62
Production Costs	5.95	4.69	16.78	10.74	7.51	10.01
Netback	42.43	30.77	22.24	32.66	38.01	30.21

	Three Months Ended					Year Ended
	March 31, 2005	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	December 31, 2004
Heavy Oil ($/bbl)						
Price	0	0	0	0	0	0
Royalties	0	0	0	0	0	0
Production Costs	0	0	0	0	0	0
Netback	0	0	0	0	0	0
NGLs ($/bbl)						
Price	47.45	37.31	42.34	44.60	47.40	42.68
Royalties	13.68	10.63	12.62	12.79	12.81	12.27
Production Costs	-	-	-	-	-	-
Netback	33.77	26.68	29.72	31.81	34.59	30.41
Natural Gas ($/Mcf)						
Price	7.15	7.11	7.75	6.92	7.67	7.31
Royalties	1.52	1.91	2.11	1.90	1.98	1.97
Production Costs	1.57	1.10	2.92	2.20	1.79	1.98
Netback	4.06	4.10	2.72	2.82	3.90	3.36
All Production (Mboe)						
Price	54.26	43.08	47.57	49.87	53.27	47.88
Royalties	10.99	9.12	10.58	10.93	11.22	10.36
Production Costs	6.59	4.90	15.26	10.53	7.80	9.70
Netback	36.68	29.06	21.73	28.41	34.25	27.82

Note:

(1) The period ended March 31, 2005 is the latest period for which information regarding average daily production volumes, prices, royalties, production costs and netbacks in respect of the Zenas Assets is available.

The following table summarizes the average daily production from the Zenas Assets for the year ended December 31, 2004 and the three months ended March 31, 2005[(1)]:

	Product Type							
	Three Months Ended March 31, 2005[(1)]				Year Ended December 31, 2004			
Location	Light and Medium Oil (bbls/d)	Heavy Oil (bbls/d)	NGL (bbls/d)	Natural Gas (MMcf/d)	Light and Medium Oil (bbls/d)	Heavy Oil (bbls/d)	NGL (bbls/d)	Natural Gas (MMcf/d)
Grande Prairie	273	0	24	487	306	0	34	657
Northeastern British Columbia	0	0	0	218	0	0	0	0
Total	273	0	24	705	306	0	34	657

Note:

(1) The three-month period ended March 31, 2005 is the latest period for which information regarding average daily production volumes, prices, royalties, production costs and netbacks in respect of the Grande Prairie property is available.

The production from the Zenas Assets for the year ended December 31, 2004 consisted of 68% light quality crude oil (38°API or greater), 24% natural gas and 8% NGL.

The production from the Zenas Assets for the three month period ended March 31, 2005 consisted of 66% light quality crude oil (38°API or greater), 38% natural gas and 6% NGL.

Marketing

Zenas will be subject to commodity price risks inherent in the products it produces and sells. Zenas's marketing philosophy will be to monetize products as and when they are produced. The board of directors of Zenas may authorize management to hedge its production to provide downside commodity price protection through the use of financial derivative structures and short term physical contracts. Zenas's management team plans to leave production unhedged but will consider this alternative when evaluating funding requirements for Zenas's capital program.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

General

Included at Schedules A to C of this Appendix are an unaudited statement of net operating revenue of the Zenas Assets for the three months ended March 31, 2005, audited statements of net operating revenue of the Zenas Assets for the years ended December 31, 2004, 2003 and 2002, unaudited pro forma financial statements of Zenas, after giving effect to the acquisition of the Zenas Assets pursuant to the Arrangement, as at and for the three months ended March 31, 2005 and for the year ended December 31, 2004, and an audited balance sheet of Zenas as at June 28, 2005.

The following discussion and analysis should be read in conjunction with the financial statements and the related notes contained in Schedules A to C of this Appendix.

Zenas's activities relate to oil and natural gas exploration and development. Zenas follows the "full-cost" method of accounting for oil and natural gas operations whereby all exploration costs are capitalized until commencement of production. The costs are then amortized on a unit of production basis. The following tables are a summary of selected financial information for the Zenas Assets for the periods indicated.

Production Information

The following table summarizes the historical production from the Zenas Assets, before deduction of royalties, during the periods indicated:

	Three Months Ended March 31,	Period Ended December 22,	Year Ended December 31,		
	2005	2004	2004	2003	2002
Oil (bbls/d)	272	306	304	414	579
Natural gas (Mcf/d)	705	657	650	1,163	2,681
NGL (bbls/d)	24	34	33	38	77
Oil equivalent (boe/d)	415	450	446	645	1,103

The following table summarizes the estimated production volumes of the Zenas Assets for the next three years based on information in the Zenas 2005 Engineering Report:

	Year Ended December 31,		
	2006	2007	2008
Oil (bbls/d)	215	182	156
Natural gas (Mcf/d)	716	538	413
NGL (bbls/d)	10	8	7
Oil equivalent (boe/d)	344	280	232

Financial Information

Annual Information

The statements of net operating revenue of the Zenas Assets for each of the years ended December 31, 2004, 2003 and 2002 have been audited by PricewaterhouseCoopers LLP and are contained in Schedule A to this Appendix. The following information should be read in conjunction with the statements of net operating revenue of the Zenas Assets including the notes thereto contained in Schedule A to this Appendix and the unaudited pro forma statement of net operating revenue of the Zenas Assets for the year ended December 31, 2004 contained in Schedule B to this Appendix. The statements are summarized in the following table:

Zenas Assets
Statements of Net Operating Revenue

	Period Ended December 22, 2004 (M$)	Year Ended December 31, 2004 (M$)	2003 (M$)	2002 (M$)
Production revenue	7,944	8,076	9,924	13,651
Royalties	1,663	1,692	2,295	2,987
Operating expenses	1,558	1,577	884	440
Transportation expenses (1)	256	256	357	421
Net operating revenue(2)	4,467	4,551	6,388	9,803

Notes:

(1) Transportation expenses include all costs associated with the delivery of natural gas and crude oil to the point where title to the product transfers to a third party.

(2) Net operating revenue is a non-GAAP measure and is before general and administrative costs, interest, income or capital taxes or any provision related to depletion, depreciation and amortization and accretion.

Quarterly Information

The unaudited statement of net operating revenue of the Zenas Assets for the three months ended March 31, 2005 has been reviewed by Ernst & Young LLP and is contained in Schedule A to this Appendix. The following information should be read in conjunction with the unaudited statement of net operating revenue including the notes thereto contained in Schedule A to this Appendix and the unaudited pro forma balance sheet and statement of net operating revenue of the Zenas Assets for the three months ended March 31, 2005 contained in Schedule B to this Appendix. The statements are summarized in the following table:

Zenas Assets
Statement of Net Operating Revenue

	Pro Forma Three Months Ended March 31, 2005 (M$)	Three Months Ended March 31, 2005 (M$)
Production revenue	2,055	2,055
Royalties	410	410
Operating expenses	246	246
Transportation expenses (1)	30	30
Net operating revenue(2)	1,369	1,369

Notes:

(1) Transportation expenses include all costs associated with the delivery of natural gas and crude oil to the point where title to the product transfers to a third party.

(2) Net operating revenue is a non-GAAP measure and is before general and administrative costs, interest, income or capital taxes or any provision related to depletion, depreciation and amortization and accretion.

Liquidity and Capital Resources

Zenas's need for capital will be both short-term and long-term in nature. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of oil and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of Zenas - internally generated cash flow, long-term debt, equity and farm-out arrangements.

Zenas expects to have a revolving demand loan facility of approximately $8.8 million in place prior to the Effective Date. Zenas will prudently use its bank credit facility to finance its operations as required. It is expected that this will be the case, particularly in respect of financing its exploration and development program.

In respect of equity financings, there is an active market for this form of financing for Canadian oil and natural gas companies. Zenas anticipates that it will make use of this form of financing for any significant expansion in its

capital programs.

All of Zenas's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Zenas has no control over government intervention or taxation levels in the oil and natural gas industry.

As at March 31, 2005, the recorded liability for asset retirement obligations for the Zenas Assets was approximately $596,690. Zenas intends to review the asset retirement costs annually. The liability is the fair value of the estimated future costs to abandon and reclaim Zenas Assets discounted at a credit adjusted risk free rate of 7%. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.

Zenas intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Zenas understands that the Zenas Assets are in substantial compliance, in all material respects, with current environmental legislation and will work with governmental environmental agencies to maintain this level of compliance.

Although Zenas has no set policy, management of Zenas may use financial instruments to reduce corporate risk in certain situations.

Trends

Crude oil and natural gas prices are volatile and subject to a number of external factors. Prices are cyclical and fluctuate as a result of shifts in the balance between supply and demand for crude oil and natural gas, world and North American market forces, inventory and storage levels, OPEC policy, weather patterns and other factors. In early 2002, the industry initially saw a general weakening of prices for both oil and natural gas. In the second half of that year commodity prices increased above historical averages. In recent months prices have remained high for both crude oil and natural gas. Natural gas prices are greatly influenced by the economy in North America. Currently there is a shortage of natural gas production and natural gas storage levels are low.

The Canadian/U.S. currency exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is ultimately priced in U.S. dollars. The recent increased strength of the Canadian dollar has had a negative impact on Canadian oil and gas production revenue.

An additional trend relates to the size of companies in which investors are willing to invest. Larger market capitalization companies provide for greater liquidity and, as a result, appear to be more attractive, however, smaller companies may present potentially larger returns as they have not yet appreciated in value in relation to current commodity prices.

Royalty trusts have emerged as important participants in the oil and gas industry in Canada in recent years. Royalty trusts are generally focused on the development and exploitation of existing reserves with operating cash flow, subject to reinvestment requirements, being distributed to unitholders. High commodity prices and low interest rates have created a widespread following amongst investors for such vehicles, with the result that the cost of capital is generally lower than for conventional exploration and development companies. Availability of capital for exploration and development companies may also be affected, as is the ability to attract and compensate qualified staff. Royalty trusts are aggressive purchasers of producing properties, increasing competition for acquisitions.

A final trend appears to be the establishment of a number of start up companies with experienced management teams that are available as a result of the industry consolidation in recent years. This may also result in increased competition for many of the corporate and property acquisitions that will be available.

CAPITALIZATION

The following table sets forth the capitalization of Zenas as at June 28, 2005 and after giving effect to the completion of the Arrangement and the completion of the Zenas Private Placement. See also the unaudited pro

forma financial statements of Zenas contained in Schedule B to this Appendix.

Description	Authorized	As at June 28, 2005 Before Giving Effect to the Arrangement and the Zenas Private Placement[(1)]	As at June 28, 2005, After Giving Effect to the Arrangement[(2)(4)]	As at June 28, 2005 After Giving Effect to the Arrangement and the Zenas Private Placement[(3)(4)]
Zenas Common Shares	Unlimited	$1.00 (1 share)	$34,991,314 (22,957,083 shares)	$40,991,314 (26,957,083 shares)
Zenas Preferred Shares	Unlimited	$Nil (Nil shares)	$Nil (Nil shares)	$Nil (Nil shares)
Zenas Arrangement Warrants	18,957,083	$Nil (Nil warrants)	$Nil (Nil warrants)	$Nil (Nil warrants)
Bank Debt[(5)]	$8,800,000	$Nil	$Nil	$Nil

Notes:

(1) Zenas was incorporated on June 28, 2005. One Zenas Common Share was issued to Blizzard to facilitate the organization of Zenas.

(2) Assuming the distribution of 18,957,083 Zenas Common Shares and 18,957,083 Zenas Arrangement Warrants pursuant to the Arrangement. The actual number of Zenas Common Shares to be issued under the Arrangement will depend on the number of Blizzard Shares, Blizzard Warrants, Blizzard Options and Zenas Arrangement Warrants outstanding as of the Effective Date.

(3) Assuming the distribution of 18,957,083 Zenas Common Shares pursuant to the Arrangement and 4,000,000 Zenas Common Shares pursuant to the Zenas Private Placement, and that 4,000,000 Zenas Common Shares are issued pursuant to the exercise of all of the Zenas Arrangement Warrants. The actual number of Zenas Common Shares to be issued under the Arrangement will depend on the number of Blizzard Shares, Blizzard Warrants, Blizzard Options and Zenas Arrangement Warrants outstanding as of the Effective Date.

(4) Assuming that all of the Zenas Arrangement Warrants are exercised. 4,000,000 Zenas Common Shares are issuable pursuant to the terms of the Zenas Arrangement Warrants for additional proceeds of $6,000,000. All unexercised Zenas Arrangement Warrants expire 30 days following the Effective Date.

(5) Zenas expects to have a revolving demand loan facility of approximately $8.8 million in place prior to the Effective Date, and no drawdown as a result of the Arrangement.

LISTING APPLICATION

Application has been made to list the Zenas Common Shares on the TSX. Listing of the Zenas Common Shares on the TSX will be subject to Zenas meeting the original listing requirements of the TSX. If Zenas is not able to meet the original listing requirements of the TSX, then Zenas will seek to list the Zenas Common Shares on another Canadian stock exchange. **Conditional listing approval has not been obtained and there can be no assurance that the Zenas Common Shares will be listed on the TSX or any other stock exchange.** See "*Risk Factors – Stock Exchange Listing*" in this Appendix.

DESCRIPTION OF SHARE CAPITAL

Zenas is authorized to issue an unlimited number of Zenas Common Shares and an unlimited number of preferred shares issuable in series (the "Zenas Preferred Shares") without nominal or par value. The following is a summary of the rights, privileges, restrictions and conditions attached to the Zenas Common Shares and the Zenas Preferred Shares.

Zenas Common Shares

Zenas is authorized to issue an unlimited number of Zenas Common Shares. Holders of Zenas Common Shares are entitled to (a) receive notice of and attend any meetings of shareholders of Zenas and are entitled to one vote for each Common Share held, except meetings at which only holders of a specified class are entitled to vote, (b) the right to receive, subject to the prior rights and privileges attaching to any other class of shares of Zenas, any dividend declared by Zenas, and (c) the right to receive subject to the prior rights and privileges attaching to any other class of shares of Zenas, the remaining property and assets of Zenas upon dissolution. As at the date hereof, there is one Zenas Common Share issued and outstanding.

Zenas Preferred Shares

Zenas is authorized to issue an unlimited number of Zenas Preferred Shares. The Zenas Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the Zenas board of directors. Subject to the provisions of the ABCA, the directors of Zenas may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Zenas Preferred Shares. As at the date hereof, no Zenas Preferred Shares are issued or outstanding.

DIVIDEND RECORD AND POLICY

Zenas has not declared or paid any dividends on any shares since its incorporation, and does not foresee the declaration or payment of any dividends on the Zenas Common Shares in the near future. Any decision to pay dividends on the Zenas Common Shares will be made by the board of directors on the basis of Zenas's earnings, financial requirements and other conditions existing at such future time and which the Zenas directors consider appropriate in the circumstances. It is anticipated that any payment of dividends will require the prior approval of the bank pursuant to the revolving demand loan facility Zenas expects to have in place prior to the Effective Date.

PRIOR SALES

On June 28, 2005, Zenas issued one Zenas Common Share at a price of $1.00 to Blizzard to facilitate its organization.

DIRECTORS AND OFFICERS

The names, municipalities of residence of the proposed directors and executive officers of Zenas after giving effect to the Arrangement, their positions and offices to be held with Zenas and their principal occupations during the past five years are as follows:

Name and Municipality of Residence	Position(1)(2)	Principal Occupation(3)
James S. Artindale Calgary, Alberta	Chairman and Director	Chairman of Blizzard
Larry G. Evans Calgary, Alberta	Director	Chairman and Chief Executive Officer of Hygait Resources Ltd. (oil and gas company)
Frank J. Guidolin Calgary, Alberta	Director	President of Petroaudit Consultants Inc. (oil and gas joint venture audit firm)
David R. MacKenzie Calgary, Alberta	Director	President of Voracious Ventures Inc. (private equity investment company)
Douglas G. Manner Dallas, Texas	Director	Senior Vice President and Chief Operating Officer of Kosmos Energy LLC (oil and gas company)
Robert R. Rooney Calgary, Alberta	Secretary and Director	Partner, Bennett Jones LLP (law firm)
George W. Watson Calgary, Alberta	Director	Chief Executive Officer of Critical Control Solutions Corp. (information and technology company)
John R. Rooney Calgary, Alberta	President and Chief Executive Officer and Director	President and Chief Executive Officer of Blizzard
Michael Machalski Calgary, Alberta	Chief Operating Officer	Senior Vice President and Chief Operating Officer of Blizzard
Hal A. J. Metcalfe Calgary, Alberta	Chief Financial Officer	Vice President Finance and Chief Financial Officer of Blizzard

Notes:

(1) Zenas will establish an Audit and Finance Committee, Technical Committee and Human Resources and Governance Committee prior to the completion of the Arrangement.

(2) The term of office of all directors will expire on the date of the next annual meeting of holders of Zenas Common Shares.

(3) Each of the foregoing directors and executive officers has been engaged in his principal occupation or in another capacity with the same entity over the past five years except for: James S. Artindale, who from October 2001 to January 2002 was the Managing Director of Tristone Capital, Inc. and from October 1998 to September 2001 was the VP Corporate Development of Ventus Energy Ltd.; Larry G. Evans, who from October 2001 to January 2004 was the President and Chief Executive Officer of Ice Energy Limited and from December 1997 to January 2001 was the President and Chief Executive Officer of Avalanche Energy Limited; David R. MacKenzie, who from May 1997 to January 2002 was the President of Gascan Resources Ltd.; Douglas G. Manner, who from September 2002 to January 2004 was the President and Chief Operating Officer of White Stone Energy, LLC, from May 2001 to July 2002 was the Chairman and Chief Executive Officer of Mission Resources Corp., from May 2000 to May 2001 was the Chairman and Chief Executive Officer of Bellwether Exploration Co. and prior thereto was the Vice President and Chief Operating Officer of Gulf Canada Resources Limited; John R. Rooney, who from November 2001 to June 2002 was the President and Chief Executive Officer of Equatorial Energy Inc. and from 1999 to November 2001 was the Chief Financial Officer of Equatorial Energy Inc.; Michael Machalski, who from January 2001 to June 2002 was the Chief Operating Officer of Equatorial Energy Inc., from October 2000 to October 2003 was the President of Fish Creek Resources Inc. and prior thereto was an independent oil and gas consultant; and Hal A.J. Metcalfe, who from January 2003 to November 2003 was a financial consultant, from September 2000 to December 2002 was the Vice President Finance and Chief Financial Officer of Spire Energy Ltd. and from November 1998 to August 2000 was the Vice President Finance and Chief Financial Officer of Ventus Energy Ltd.

After giving effect to the Arrangement and assuming the Zenas Private Placement is completed for the maximum amount and all the Zenas Arrangement Warrants are exercised, the number of Zenas Common Shares beneficially owned, directly or indirectly, by all of the directors, officers and senior management of Zenas will be approximately 32.8% of the issued and outstanding Zenas Common Shares.

Cease Trade Orders or Bankruptcies

No current or proposed director, officer or controlling shareholder of Zenas has, within the past ten years, been a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No current or proposed director, officer or controlling shareholder of Zenas or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

No current or proposed director, officer or controlling shareholder of Zenas has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Zenas will be subject to in connection with the operations of Zenas. In particular, certain of the directors and officers of Zenas are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Zenas or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Zenas. See "*Directors and Officers*". In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Zenas are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any

resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Zenas. Certain of the directors of Zenas have either other employment or other business or time restrictions placed on them and accordingly, these directors of Zenas will only be able to devote part of their time to the affairs of Zenas.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

No compensation has been paid by Zenas to its executive officers or directors and none will be paid until after the Arrangement is completed. Following the completion of the Arrangement, it is anticipated that the executive officers of Zenas will be paid salaries at a level that is comparable to other oil and gas companies of similar size and character.

As of the date hereof, there are no employment contracts in place between Zenas and any of the executive officers of Zenas and there are no provisions for compensation of executive officers of Zenas in the event of termination of employment or change of responsibilities following a change of control. The board of directors of Zenas will consider whether employment contracts should be entered into with each of the executive officers of Zenas following the completion of the Arrangement.

Zenas has not established an annual retainer fee or attendance fee for directors. However, Zenas may establish directors' fees in the future and plans to reimburse directors for all reasonable expenses incurred in order to attend meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire Zenas Common Shares pursuant to the Stock Option Plan , which is expected to be in place assuming the approval of the Arrangement Resolution. The proposed directors of Zenas will also be entitled to participate in the Zenas Private Placement. See "*Stock Option Plan*" in this Appendix and "*Other Matters Considered in the Arrangement Resolution – Approval of Zenas Private Placement*" in the Information Circular.

PERSONNEL

As at the date of the Information Circular, Zenas had no employees. After giving effect to the Arrangement, Zenas will have approximately 17 full-time employees at its head office in Calgary.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for pursuant to the Zenas Private Placement and as disclosed elsewhere in the Information Circular, none of the current or proposed directors, officers or principal shareholders of Zenas and no associate or affiliate of any of them, has or has had any material interest, direct or indirect, in any transaction prior to the date hereof or any proposed transaction which materially affects Zenas or any of its affiliates other than their security holdings in Blizzard.

PRINCIPAL SHAREHOLDERS

Assuming, at the Effective Date, that the Blizzard Shareholders are the same as at the Record Date and after giving effect to the Arrangement and assuming that the Zenas Private Placement is completed for the maximum amount and all of the Zenas Arrangement Warrants are exercised, to the best of the knowledge of the proposed directors and officers of Zenas, no persons will own, directly or indirectly, or exercise control or discretion over Zenas Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Zenas Common Shares.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As at the Effective Date, no director or officer or any associate of any such director or officer will be indebted to Zenas or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Zenas.

STOCK OPTION PLAN

By approving the Arrangement Resolution, the Blizzard Securityholders will be approving the Zenas Stock Option Plan. Zenas will implement the Zenas Stock Option Plan, subject to regulatory approval, which will authorize the Zenas board of directors to issue stock options to Service Providers. The Stock Option Plan will be administered by the board of directors of Zenas. Under the terms of the Stock Option Plan, the board of directors will be authorized to provide for the granting, exercise, method of exercise and vesting of options to purchase Zenas Common Shares subject to the terms and conditions of the Stock Option Plan. A copy of the Stock Option Plan is set out in Appendix G to the Information Circular. The proposed Stock Option Plan is in accordance with the TSX's policies on listed company share incentive arrangements.

Zenas believes that the granting of stock options is an important part of the compensation structure for a company of its size and in its industry, not only to retain the services of existing employees, but also to attract qualified personnel to Zenas. Moreover, the Stock Option Plan is designed to (i) increase proprietary interests of Service Providers in Zenas; (ii) align interests of Services Providers with interests of Zenas's shareholders; (iii) encourage Service Providers to remain associated with Zenas; and (iv) furnish Services Providers with additional incentives in their efforts on behalf of Zenas.

Initially, the Stock Option Plan, assuming completion of the Arrangement, the Zenas Private Placement and the exercise of the Zenas Arrangement Warrants, will authorize Zenas's board of directors to have reserved for issuance a total of approximately 2,695,708 Zenas Common Shares (an amount to represent 10% of the outstanding Zenas Common Shares at such time and including the Zenas Common Shares issued pursuant to the exercise of the Zenas Arrangement Warrants). At any time, the number of Zenas Common Shares reserved or granted from time to time for options shall not be more than 10% of the aggregate number of then issued and outstanding Zenas Common Shares. The Zenas Common Shares in respect of which stock options are not exercised shall be available for subsequent stock option grants. The term of options granted shall be determined by the board of directors of Zenas in its discretion, to a maximum of 10 years from the date of the grant.

The aggregate number of Zenas Common Shares reserved for issuance to any one person under the Stock Option Plan, together with all other share compensation arrangements of Zenas, shall not exceed 5% of the outstanding issue of Zenas Common Shares (on a non diluted basis). In addition, no more than 10% of the outstanding issue of Zenas Common Shares (on a non-diluted basis), in the aggregate, may be reserved at any time for insiders under the Stock Option Plan. The Stock Option Plan also provides that the aggregate number of Zenas Common Shares issued to any one insider and such insider's associates pursuant to the Stock Option Plan, within a one year period, shall not exceed 5% of the outstanding issue of Zenas Common Shares.

The price per share at which Zenas Common Shares may be purchased under the Stock Option Plan (the **"Option Price"**), as may be adjusted pursuant to the provisions of the Stock Option Plan, shall be fixed by the board of directors of Zenas at the time of the grant but under no circumstances shall any Option Price at the time of the grant be lower than the market price per Zenas Common Share. For purposes of the Stock Option Plan, the market price means the volume weighted average trading price of the Zenas Common Shares on the stock exchange on which the Shares are traded for the five trading days immediately preceding the date of the grant. If the Zenas Common Shares are not listed on a stock exchange at the time of the grant, then the market price for the purposes of such grant shall be as determined by the board of directors of Zenas in its sole discretion.

Options are non-assignable and non-transferable by the person to whom they are granted except by will or the laws of descent and distribution. In the event the holder of stock options ceases to be employed by Zenas for any reason (except as a result of death or permanent disability), the holder's stock options shall be terminated on the earlier of the expiration of the option period and 90 days after the date of such termination. In the event of a holder's death or permanent disability, an option shall be exercisable until the earlier of the expiration period or the date that is 12 months after the date of death or permanent disability, whichever is earlier.

In the event of a "change of control" (as defined in the Stock Option Plan), all stock options shall immediately vest and be exercisable upon the earlier of the expiry date of the stock option and the date that is 90 days after the date of the sale or the change of control.

The board of directors of Zenas may, at any time, suspend or terminate the Stock Option Plan. The board of directors may amend or revise the terms of the Stock Option Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revisions shall materially adversely affect the terms of any stock options granted under the Stock Option Plan. The board of directors of Zenas may grant stock options to Service Providers from time to time in accordance with the terms and the provisions of the Stock Option Plan.

RISK FACTORS

An investment in Zenas should be considered highly speculative due to the nature of the activities of Zenas and the present stage of its development. The following is a summary of certain risk factors relating to the activities of Zenas and the ownership of Zenas Common Shares which should be carefully considered before making an investment decision relating to Zenas Common Shares.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Zenas depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves Zenas may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Zenas's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Zenas will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Zenas may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Zenas.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Zenas is not fully insured against all of these risks, nor are all such risks insurable. Although Zenas maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Zenas could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. Zenas competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Zenas's competitors include oil and natural gas companies that have substantially

greater financial resources, staff and facilities than those of Zenas. Zenas's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. (See "*Industry Conditions*" in this Appendix.) Zenas's operations may require licenses from various governmental authorities. There can be no assurance that Zenas will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects. It is not expected that any of these controls or regulations will affect the operations of Zenas in a manner materially different than they would affect other oil and gas companies of similar size.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Zenas's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject Zenas to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements such as those proposed in Alberta's *Climate Change and Emissions Management Act* (partially in force), may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Zenas to incur costs to remedy such discharge. Although Zenas believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Zenas's financial condition, results of operations or prospects. See "*Industry Conditions – Environmental Regulation*" in this Appendix.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Zenas will be affected by numerous factors beyond its control. Zenas's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Zenas may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and

natural gas business.

Zenas's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. Zenas's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of Zenas. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on Zenas's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to Zenas are in part determined by Zenas's borrowing base. A sustained material decline in prices from historical average prices could reduce Zenas's borrowing base, therefore reducing the bank credit available to Zenas which could require that a portion, or all, of Zenas's bank debt be repaid.

Substantial Capital Requirements

Zenas anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Zenas's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Zenas. Moreover, future activities may require Zenas to alter its capitalization significantly. The inability of Zenas to access sufficient capital for its operations could have a material adverse effect on Zenas's financial condition, results of operations or prospects.

Stock Exchange Listing

The listing of the Zenas Common Shares on the TSX will be subject to Zenas meeting the TXS's original listing requirements. If Zenas is not able to meet the original listing requirements of the TSX, then Zenas will seek to list the Zenas Common Shares on another Canadian stock exchange. **Conditional listing approval for the listing of the Zenas Common Shares has not yet been obtained and there can be no assurance that the Zenas Common Shares will be listed on the TSX or any other stock exchange.** While Zenas intends to continue to seek a listing for the Zenas Common Share if such shares are not listed on the TSX, delays in obtaining, or the inability to obtain, such listing will not be a condition of the completion of the Arrangement and Blizzard Securityholders may receive stock in a private company.

Additional Funding Requirements

Zenas's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Zenas may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Zenas to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Zenas's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Zenas's ability to expend the necessary capital to replace its reserves or to maintain its production. If Zenas's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Zenas.

Issuance of Debt

From time to time, Zenas may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Zenas's debt levels above industry standards. Depending on future exploration and development plans, Zenas may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Zenas's articles nor its by-laws limit the amount of indebtedness that Zenas may incur. The level of Zenas's indebtedness from time to time, could impair Zenas's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time, Zenas may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Zenas will not benefit from such increases. Similarly, from time to time, Zenas may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Zenas will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Zenas and may delay exploration and development activities. To the extent Zenas is not the operator of its oil and gas properties, Zenas will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and cash flows to be derived therefrom, including many factors beyond Zenas's control. The reserve and associated cash flow information set forth in this Appendix represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. Zenas's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ has used both constant and forecast price and cost estimates in calculating reserve quantities included in this Appendix. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of

inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the Zenas 2004 Engineering Report and the Zenas 2005 Engineering Report, and such variations could be material. The Zenas 2004 Engineering Report and the Zenas 2005 Engineering Report are based in part on the assumed success of activities Zenas intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the Zenas 2004 Engineering Report and the Zenas 2005 Engineering Report will be reduced to the extent that such activities do not achieve the level of success assumed in the Zenas 2004 Engineering Report and the Zenas 2005 Engineering Report.

Insurance

Zenas's involvement in the exploration for and development of oil and natural gas properties may result in Zenas becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling Zenas will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, Zenas may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Zenas. The occurrence of a significant event that Zenas is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Zenas's financial position, results of operations or prospects.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Zenas to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of Zenas to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

Reliance on Operators and Key Personnel

To the extent Zenas is not the operator of its oil and gas properties, Zenas will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, Zenas's success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Zenas. Zenas does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Zenas are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Zenas will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability,

expertise, judgment, discretion, integrity and good faith of the management of Zenas.

Reserve Replacement

Zenas's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Zenas successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Zenas may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Zenas's reserves will depend not only on Zenas's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Zenas's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Corporate Matters

Zenas does not anticipate the payment of any dividends on the Zenas Common Shares for the foreseeable future. Certain of the directors and officers of Zenas are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Zenas and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the ABCA.

Dilution

Zenas may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Zenas which may be dilutive.

Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Zenas which could result in a reduction of the revenue received by Zenas.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Zenas is not aware that any claims have been made in respect of the Zenas Assets, however, if a claim arose and was successful this could have an adverse effect on Zenas and its operations.

Delays in Business Operations

In addition to the usual delays in payments by purchasers of oil and natural gas to Zenas or to the operators, and the delays by operators in remitting payment to Zenas, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of Zenas in a given period and expose Zenas to additional third party credit risks.

Changes in Legislation

The return on an investment in securities of Zenas is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Zenas or the holding and disposing of the securities of Zenas.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Zenas.

Income Taxes

Zenas will file all required income tax returns and believes that it will be in full compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Zenas, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

Assessments of Value of Acquisitions

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and Zenas's own assessments. These assessments both will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Zenas's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Zenas uses for its year end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Zenas. Any such instance may offset the return on and value of the Zenas Common Shares.

Borrowing

Zenas's lenders will be provided with security over substantially all of the assets of Zenas. If Zenas becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose on or sell Zenas's properties. The proceeds of any such sale would be applied to satisfy amounts owed to Zenas's lenders and other creditors and only the remainder, if any, would be available to Zenas.

Third Party Credit Risk

Zenas is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Zenas, such failures could have a material adverse effect on Zenas and its cash flow from operations.

Zenas Conveyance Agreement

Pursuant to the Zenas Conveyance Agreement, Zenas will assume all liabilities, including environmental liabilities, relating to the Zenas Assets. Although Blizzard is not aware of any material liabilities relating to the Zenas Assets, it is possible that Zenas could become aware of certain liabilities after the completion of the Arrangement which could have a material adverse effect on Zenas.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and, with respect to pricing and taxation of oil and natural gas, by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Zenas in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Zenas is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing — Oil, Natural Gas and Associated Products

In the provinces of Alberta and British Columbia, oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (ie. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("**ARTC**") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by Zenas to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Producers of oil and natural gas in British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil, the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

On May 30, 2003, the Ministry of Energy and Mines for British Columbia announced an Oil and Gas Development Strategy for the Heartlands (the "Strategy"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service-sector opportunities.

The financial incentives provided for in the Strategy include:

- Royalty credits of up to $30 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

- Changes to provincial royalties: new royalty rates for low-productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

In November 2003, the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry to be phased in over a five year period commencing in 2003 and ending in 2007: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of ARTC that Blizzard will be required to include in federal taxable income will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Land Tenure

Crude oil and natural gas located in the Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Alberta Environmental Protection and Enhancement Act* (the "**APEA**"), which came into force on September 1, 1993. The APEA imposes strict environmental standards, requires stringent compliance, reporting and monitoring obligations and significant penalties. Zenas is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. Zenas also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Zenas by Bennett Jones LLP. Based on securityholders as of the record date for the Meeting, the partners and associates of Bennett Jones LLP will hold approximately 1% of Zenas Common Shares on a fully diluted basis on the Effective Date. Certain information relating to Zenas's reserves has been prepared by GLJ and certain financial information relating to Zenas and the Zenas Assets has been prepared by Ernst & Young. As of the date hereof, none of the members of GLJ or Ernst & Young LLP own any of the outstanding Zenas Common Shares.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings involving Zenas or the Zenas Assets as of the date of the Information Circular which management of Zenas believes to be material to Zenas, nor are any such proceedings known by Zenas to be contemplated.

MATERIAL CONTRACTS

The only material contracts entered into, or to be entered into coincident with the Arrangement, by Zenas since incorporation, other than contracts in the ordinary course of business, are as follows:

1. Zenas Conveyance Agreement; and
2. Sierra Farm-in Agreement referred to under "*Information Concerning Blizzard – Development of Business*" in Appendix F to the Information Circular.

Copies of these agreements, when executed, can be inspected at the head office of Zenas at Suite 305, 505-3rd Street S.W., Calgary, Alberta T2P 3E6 or at the offices of Bennett Jones LLP at Suite 4500, 855 - 2nd Street S.W., Calgary, Alberta, T2P 4K7, during normal business hours from the date of the Information Circular until 30 days following completion of the Arrangement.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Zenas are Ernst & Young LLP, Chartered Accountants, Suite 1000, 440 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9.

The registrar and transfer agent for the Zenas Common Shares is Valiant Trust Company of Canada at its principal office in Calgary, Alberta and sub-agency office in Toronto, Ontario.

SCHEDULE A

STATEMENTS OF NET OPERATING REVENUE OF THE ZENAS ASSETS

ZENAS ENERGY CORP.

STATEMENTS OF NET OPERATING REVENUE OF THE ASSETS TO BE TRANSFERRED TO ZENAS

	Three months ended March 31, 2005 (unaudited)
Production revenue	2,055,000
Royalties	410,000
	1,645,000
Operating expenses	246,000
Transportation expenses	30,000
Net operating revenue	1,369,000

See accompanying notes

ZENAS ENERGY CORP.

NOTES TO THE STATEMENT OF NET OPERATING REVENUE OF THE ASSETS TO BE TRANSFERRED TO ZENAS

For the Three Months Ended March 31, 2005 (unaudited).

1. BASIS OF PRESENTATION

Pursuant to a plan of arrangement among Blizzard Energy Inc. ("Blizzard"), Zenas Energy Corp. ("Zenas"), Shiningbank Energy Income Fund, Shiningbank Energy Ltd., Zenas Finance Corp., Blizzard Securityholders and Zenas Finance Corp. Securityholders, Blizzard will transfer its interests in certain oil and natural gas properties to Zenas.

These statements have been derived from financial information provided by Blizzard and relate only to the working interests in the assets to be transferred to Zenas.

These statements include only the net operating revenues which are directly related to the assets to be transferred to Zenas, and do not include any expenses related to general and administrative costs, interest, income and capital taxes or any provisions related to depletion, depreciation and amortization and accretion.

2. SIGNIFICANT ACCOUNTING POLICIES

Production revenue

Oil, natural gas and liquids sales are recorded when the commodities are sold. Revenues do not include any amounts from commodity price risk management activities using financial instruments.

Operating expenses

Operating expenses include all costs related to the lifting, gathering and processing of oil and natural gas and related products.

Claire Property

Schedule of Revenues, Royalties and Operating Expenses

Years Ended December 31, 2004, 2003 and 2002
and the Period Ended December 22, 2004
($ thousands)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

June 27, 2005

Auditors' Report

To the Directors of
EnCana Corporation

At the request of EnCana Corporation, we have audited the Schedule of Revenues, Royalties and Expenses for the three years ended December 31, 2004, 2003 and 2002 and the period ended December 22, 2004 for the Claire Property that Blizzard Energy Inc. acquired as of December 22, 2004. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the Schedule of Revenues, Royalties and Operating Expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Claire Property for each of the years ended December 31, 2004, 2003 and 2002 and the period ended December 22, 2004 in accordance with basis of accounting disclosed in note 1.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Claire Property

Schedule of Revenues, Royalties and Operating Expenses

($ thousands)

	Period Ended December 22, 2004	Year Ended December 31, 2004	2003	2002
Revenues	$ 7,944	$ 8,076	$ 9,924	$ 13,651
Royalties	1,663	1,692	2,295	2,987
	6,281	6,384	7,629	10,664
Transportation	256	256	357	421
Operating expenses	1,558	1,577	884	440
Excess of revenues over operating expenses	$ 4,467	$ 4,551	$ 6,388	$ 9,803

See accompanying Notes to Schedule

Claire Property

Notes to Schedule of Revenues, Royalties and Operating Expenses

For the Years Ended December 31, 2004, 2003 and 2002
and the Period Ended December 22, 2004

1. Basis of presentation

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Claire property ("the Property") that Blizzard Energy Inc. acquired as of December 22, 2004. The results have been compiled on an activity month basis.

The Schedule of Revenues, Royalties and Operating Expenses for the Property does not include any provision for the depletion, depreciation and amortization, asset retirement costs, future capital costs, impairment of unevaluated properties, administrative costs and income taxes for the Property as these amounts are based on the consolidated operations of the vendor of which the Property forms only a part.

2. Significant accounting policies

(A) Joint Venture Operations

Substantially all of the Property is operated through joint ventures therefore the schedule reflects only the vendor's proportionate interest.

(B) Revenue Recognition

Revenues are recorded when the product is delivered. Gas revenues are recorded based on AECO reference pricing used for sales between operating divisions of EnCana Corporation and do not reflect ultimate marketing related activities. Oil revenues are recorded based on blended prices established between operating divisions of EnCana Corporation for similar quality product delivered to a common carrier.

(C) Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Crown royalties for natural gas are based on the Alberta Government posted reference prices. Crown royalties for crude oil are taken in kind by the Alberta Petroleum Marketing Commission.

(D) Transportation

Transportation expenses represent the costs incurred to deliver the product to market.

(E) Operating Expenses

Operating expenses include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

SCHEDULE B

PRO FORMA FINANCIAL STATEMENTS OF ZENAS ENERGY CORP.

COMPILATION REPORT

To the Directors of
Zenas Energy Corp.

We have read the accompanying unaudited pro forma balance sheet of Zenas Energy Corp. ("Zenas") as at March 31, 2005 and the unaudited pro forma statements of operations for the three months then ended and for the year ended December 31, 2004 (collectively, the "Pro Forma Statements"), and have performed the following procedures:

1. Compared the figures in the column captioned "Zenas" to the audited balance sheet of Zenas as at June 28, 2005 and found them to be in agreement.

2. Compared the figures in the column captioned "Transferred Assets" in the pro forma statements of operations to the unaudited Statement of Net Operating Revenue of the Assets to be transferred to Zenas for the three months ended March 31, 2005 and to the audited Schedule of Revenues, Royalties and Operating Expenses for the Claire Property for the year ended December 31, 2004, as appropriate, and found them to be in agreement.

3. Made enquiries of certain officials of Zenas who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and

   (b) Whether the Pro Forma Statements comply as to form in all material respects with the applicable regulatory requirements of the Securities Acts of the various provinces of Canada.

   The officials:

   (a) Described to us the basis for determination of the pro forma adjustments, and

   (b) Stated that the Pro Forma Statements comply as to form in all material respects with the applicable regulatory requirements of the Securities Acts of the various provinces of Canada.

4. Read the notes to the Pro Forma Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Zenas" as at March 31, 2005 and in the column captioned "Transferred Assets" for the three months ended March 31, 2005 and for the year ended December 31, 2004, as appropriate, and found the amounts in the columns captioned "Pro Forma Zenas" to be arithmetically correct.

The Pro Forma Statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Canada

June 28, 2005

(signed) "*Ernst & Young LLP*"

Chartered Accountants

ZENAS
PRO FORMA BALANCE SHEET

As at March 31, 2005
(unaudited)

	Zenas	Pro Forma Adjustments: Transferred Assets	Pro Forma Adjustments: Other	Note	Pro Forma Zenas
ASSETS					
Current assets					
Cash	$1	-	12,000,000	2(d)	$12,000,001
Property and equipment	-	30,004,837	-	2 (a)	30,004,837
	$1	$30,004,837	$12,000,000		$42,004,838
LIABILITIES					
Asset retirement obligations	-	596,960	-	2 (a)	596,960
Future income taxes	-	416,564	-	2 (a)	416,564
		$1,013,524			$1,013,524
Shareholders' Equity					
Share capital	1	28,991,313	12,000,000	2 (a),(b),(d)	40,991,314
	$1	$30,004,837	$12,000,000		$42,004,838

See accompanying notes

ZENAS
PRO FORMA STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2005
(unaudited)

	Transferred Assets	Pro Forma Adjustments	Note	Pro Forma Zenas
REVENUES ($)				
Production revenue	$2,055,000	$ -		$2,055,000
Royalties	410,000	-		410,000
	1,645,000	-		1,645,000
EXPENSES ($)				
Operating	246,000	-		246,000
Transportation and selling	30,000	-		30,000
Depletion, depreciation and amortization	-	349,388	2 (e)	349,388
Accretion	-	10,267	2 (a)	10,267
General and administrative	-	375,000	2 (f)	375,000
	-			-
	276,000	734,655		1,010,655
Income before income taxes	1,369,000	(734,655)		634,345
Income taxes ($)				
Current	-	-	2 (g)	-
Future	-	257,340	2 (g)	257,340
	-	257,340		257,340
Net income ($)	$1,369,000	$(991,995)		$377,005
Net income per share – basic & diluted			2 (h)	$0.01

See accompanying notes

ZENAS
PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004
(unaudited)

	Transferred Assets	Pro Forma Adjustments	Note	Pro Forma Zenas
REVENUES ($)				
Production revenue	$8,076,000	$ -		$8,076,000
Royalties	1,692,000	-		1,692,000
	6,384,000	-		6,384,000
EXPENSES ($)				
Operating	1,577,000	-		1,577,000
Transportation and selling	256,000	-		256,000
Depletion, depreciation and amortization	-	1,498,275	2 (e)	1,498,275
Accretion	-	41,068	2 (a)	41,068
General and administrative	-	1,500,000	2 (f)	1,500,000
	1,833,000	3,039,343		4,872,343
Income before income taxes	4,551,000	(3,039,343)		1,511,657
Income taxes ($)				
Current	-	-	2 (g)	-
Future	-	724,135	2 (g)	724,135
	-	724,135		724,135
Net income ($)	$4,551,000	$(3,763,478)		$787,522
Net income per share – basic & diluted			2 (h)	$0.03

See accompanying notes

ZENAS
NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2005 and the Year Ended December 31, 2004 (unaudited)

1. BASIS OF PRESENTATION

The accompanying pro forma balance sheet of Zenas Energy Corp. ("Zenas") as at March 31, 2005 and the pro forma statement of operations for the three months ended March 31, 2005 and for the year ended December 31, 2004 (the "pro forma financial statements") have been prepared to reflect the proposed plan of arrangement to reorganize Blizzard Energy Inc. ("Blizzard"). Under the terms of the proposed plan of arrangement, Shiningbank Energy Income Fund ("Shiningbank") will acquire the majority of Blizzard's assets. Certain Blizzard assets will be transferred to Zenas which will concentrate on oil and gas exploration and development.

The pro forma balance sheet includes the accounts of Zenas and a proportionate share of its interest in all joint ventures. The pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma balance sheet gives effect to the assumed transactions and assumptions described in note 2 as if they had occurred at the date of the balance sheet. The pro forma statements of operations give effect to the assumed transactions and assumptions described in note 2 as if they had occurred on January 1, 2004. The pro forma financial statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In the opinion of management, the pro forma financial statements include all necessary adjustments for a fair presentation of the ongoing entity.

Accounting policies used in the preparation of the pro forma financial statements are consistent with those used in the audited financial statements of Blizzard as at December 31, 2004 and for the year then ended. The pro forma financial statements have been prepared from information derived from and should be read in conjunction with the Blizzard financial statements, the balance sheet of Zenas and the statements of revenues and operating expenses of the assets to be transferred to Zenas included elsewhere in this information circular.

2. ZENAS ASSUMPTIONS AND ADJUSTMENTS

The pro forma financial statements give effect to the following assumptions and adjustments:

(a) Under the plan of arrangement, Blizzard Shareholders will exchange their shares of Blizzard for common shares of Zenas and units of Shiningbank Energy Income Fund. As the former Blizzard Shareholders will own Zenas, the oil and natural gas properties transferred from Blizzard to Zenas will be recorded at Blizzard's carrying value. Zenas's carrying value of the properties was determined based on the portion of the oil and natural gas future net revenue of the proved properties transferred to Zenas relative to the total future net revenue of all proved properties of Blizzard as evaluated at December 31, 2004. The asset retirement obligation for the assets transferred was estimated based on the assets transferred and assumptions as used in the Blizzard consolidated financial statements.

Oil and natural gas assets and equipment	26,656,000
Undeveloped lands	3,040,500
Office assets	308,337
Future income tax liability	(416,564)
Total assets transferred	29,588,273
Asset retirement obligation	(596,960)
Net assets received and common shares issued	28,991,313

The future income tax liability for $416,564 arises as the tax basis of the properties transferred is less than the net book value of the properties.

The above amounts are estimates, which were made by management in the preparation of the pro forma

financial statements based on information available at the time. Amendments may be made to these amounts as estimates are finalized.

(b) Cash has been increased by $6 million from the proceeds assumed to be received from the exercise of all the Zenas Arrangement Warrants.

(c) Assuming that Zenas Finance Corp., a subsidiary of Zenas, is wound up at the date of the balance sheet instead of after the effective date of the proposed plan of arrangement.

(d) Cash has been increased by $6 million from the proceeds assumed to be received from the acquisition of Zenas Finance Corp. which anticipates completion of an initial private placement of common shares and warrants.

(e) Depreciation, depletion and amortization has been computed to reflect the application of the appropriate unit-of-production rate for the properties based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

(f) General and administrative expense has been estimated based on initial staff complement and related costs.

(g) The provision for future income taxes and current income taxes has been calculated at an effective tax rate of 37.62% and 38.87% for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively.

(h) The net income per share has been calculated using the number of common shares of Blizzard, assuming the exercise of all outstanding Blizzard options and warrants, the issuance of one share of Zenas for every six Blizzard Common Shares, and the issuance of 4 million (post-consolidation) Zenas Common Shares pursuant to the initial private placement and the issuance of 4 million (post-consolidated) Zenas Common Shares pursuant to the exercise of the Zenas Arrangement Warrants as though they had occurred at January 1, 2004.

	Common Shares	
	Estimated	**Equivalent**
Blizzard fully diluted shares outstanding at the effective date of the arrangement	113,742,500	
Equivalent Zenas Common Shares at six for one		18,957,083
Exercise of Zenas Arrangement Warrants		4,000,000
Acquisition of Zenas Finance Corp.		4,000,000
		26,957,083

(i) It is not anticipated that any stock options will be granted prior to the completion of the plan of arrangement.

(j) No compensation expense has been recognized for the Zenas options.

SCHEDULE C

BALANCE SHEET OF ZENAS ENERGY CORP.

AUDITORS' REPORT

To the Directors of Zenas Energy Corp.:

We have audited the balance sheet of Zenas Energy Corp. ("Zenas") as at June 28, 2005. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of Zenas as at June 28, 2005 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
June 28, 2005

(signed) "*Ernst & Young LLP*"
Chartered Accountants

ZENAS ENERGY CORP.

BALANCE SHEET
As at June 28, 2005

ASSETS	
Cash	$1
	$1
SHAREHOLDER'S EQUITY	
Share Capital	$1
	$1

Subsequent events (Note 3)

See accompanying notes

On behalf of the Board:

(signed) *"John R. Rooney"*
Director

ZENAS ENERGY CORP.
NOTES TO FINANCIAL STATEMENT
June 28, 2005

1. INCORPORATION AND FINANCIAL PRESENTATION

Zenas Energy Corp. ("Zenas") was incorporated pursuant to the *Business Corporations Act* (Alberta) on June 28, 2005. Zenas has not carried on active business since incorporation on June 28, 2005. The financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. SHARE CAPITAL

(a) Authorized

An unlimited number of voting common shares and an unlimited number of preferred shares.

(b) Issued

	Number of Shares	Consideration
Voting Common Shares		
Issued on incorporation	1	$1
Balance as at June 28, 2005	1	$1

3. SUBSEQUENT EVENTS

Pursuant to a plan of arrangement involving Blizzard Energy Inc. ("Blizzard"), Zenas, Shiningbank Energy Income Fund, Shiningbank Energy Ltd. and the securityholders of Blizzard and Zenas, Zenas will acquire certain properties from Blizzard and will be engaged in the exploration for, and the acquisition, development and production of oil and natural gas. Zenas will assume all liabilities, including environmental liabilities, relating to the properties. It is anticipated that a stock option plan will be established by Zenas. A Zenas Private Placement in the amount of $6 million of common shares is anticipated to occur immediately following the effective time of the plan of arrangement. The plan of arrangement is subject to regulatory, judicial and securityholder approval and is anticipated to be completed in August 2005.

SCHEDULE D

NI 51-101 FORMS

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Blizzard Energy Inc. (the "Company"):

1. We have prepared an evaluation of the reserves data as at December 31, 2004 for the properties to be transferred to Zenas Energy Corp. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
		Audited	Evaluated	Reviewed	Total
February 28, 2005	Canada	-	$20,637M	-	$20,637M

5. In our opinion, the reserves and resources data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada. Dated June 23, 2005.

"ORIGINALLY SIGNED BY"

Wayne W. Chow, P. Eng.
Vice President

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Blizzard Energy Inc. (the "Company"):

1. We have prepared an evaluation of the reserves data as at June 30, 2005 for the properties to be transferred to Zenas Energy Corp. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at June 30, 2005, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at June 30, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended June 30, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
		Audited	Evaluated	Reviewed	Total
June 20, 2005	Canada	-	$14,933M	-	$14,933M

5. In our opinion, the reserves and resources data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada. Dated June 23, 2005.

"ORIGINALLY SIGNED BY"

Wayne W. Chow, P. Eng.
Vice President

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Blizzard Energy Inc. ("Blizzard") are responsible for the preparation and disclosure of information with respect to the oil and gas activities of Zenas Energy Corp. (the "Corporation") in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future new revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Technical Committee of the board of directors of Blizzard has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Technical Committee of the board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Technical Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) "*Hal A. J. Metcalfe*"
Chief Financial Officer

(Signed) "*Michael Machalski*"
Senior Vice President and Chief Operating Officer

(Signed) "*John R. Rooney*"
Director

(Signed) "*James S. Artindale*"
Director

June 27, 2005

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Blizzard Energy Inc. ("Blizzard") are responsible for the preparation and disclosure of information with respect to the oil and gas activities of Zenas Energy Corp. (the "Corporation") in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at June 30, 2005 using forecast prices and costs; and

(ii) the related estimated future new revenue; and

(b) (i) proved oil and gas reserves estimated as at June 30, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Technical Committee of the board of directors of Blizzard has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Technical Committee of the board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Technical Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) "*Hal A. J. Metcalfe*"
Chief Financial Officer

(Signed) "*Michael Machalski*"
Senior Vice President and Chief Operating Officer

(Signed) "*John R. Rooney*"
Director

(Signed) "*James S. Artindale*"
Director

June 27, 2005

(This page has been left blank intentionally.)

APPENDIX F

INFORMATION CONCERNING BLIZZARD

TABLE OF CONTENTS

NOTICE TO READER

Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in under the headings "*Glossary of Terms*" and "*Abbreviations and Conversions*" contained in the Information Circular.

INFORMATION CONCERNING BLIZZARD

General

1022973 Alberta Ltd. was incorporated pursuant to the ABCA on December 19, 2002. By Certificate of Amendment dated February 27, 2003, 1022973 Alberta Ltd. changed its name to Blizzard Energy Inc. On December 12, 2003, Pre-Amalgamation Blizzard amalgamated with Blizzard Acquisition Corp. ("**Acquisition Corp.**"), a wholly-owned subsidiary of Pre-Amalgamation Blizzard, pursuant to the ABCA. The amalgamated corporation continued under the name Blizzard Energy Inc. On December 16, 2003, Blizzard filed Articles of Amendment to change the rights, privileges, restrictions and conditions attached to the Blizzard Shares and the Blizzard Class A Shares.

Blizzard's head office is located at Suite 305, 505 – 3rd Street S.W., Calgary, Alberta, T2P 3E6, and its registered office is located at Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

Blizzard owns 100% of the issued and outstanding securities of Zenas, a corporation incorporated under the ABCA.

Business and Strategy

Blizzard is an Alberta-based oil and natural gas company engaged in the exploration for, and the development and production of, natural gas and crude oil in the Western Canadian Sedimentary Basin in Alberta and in the Greater Sierra area of Northeastern British Columbia. As at December 31, 2004, Blizzard employed 15 people at its head office in Calgary, Alberta.

Blizzard's management has chosen a three-pronged growth strategy to acquire, exploit and explore as it strives to add value for the Blizzard Shareholders. Blizzard's two principal areas of focus are Sousa, Alberta and Grande Prairie, Alberta. See "*Development of the Business*" and "*Properties of Blizzard*" in this Appendix.

Development of the Business

The following is a summary of significant events in the development of Blizzard's business over the past three years:

2002

In December 2002, Pre-Amalgamation Blizzard issued 375,000 common shares in the capital of Pre-Amalgamation Blizzard (the "**Pre-Amalgamation Shares**") on a "flow-through" basis at a price of $1.00 per Pre-Amalgamation Share for aggregate proceeds of $375,000.

2003

In November 2003, Acquisition Corp. issued 8,000,000 common shares in the capital of Acquisition Corp. (the "**Acquisition Shares**") at a price of $0.0001 per Acquisition Share to certain directors and officers for aggregate proceeds of $800. Of the 8,000,000 Acquisition Shares issued, 6,600,000 were issued to the Blizzard Founders and 1,400,000 were held in trust for certain directors, officers and employees of Blizzard (the "**Performance Shares**"). As at the date hereof, 792,000 Performance Shares have been released from trust, with the balance to be released at the Closing Time assuming completion of the Arrangement. In the event that the transactions contemplated by the Arrangement Agreement, and in particular the Arrangement, are not consummated, the balance of the Performance Shares will be released from trust over the next two years. Acquisition Corp. also issued 250,000 Acquisition Shares on a "flow-through" basis at a price of $1.00 per Acquisition Share to certain directors and officers for

aggregate proceeds of $250,000.

On December 12, 2003, Pre-Amalgamation Blizzard amalgamated with Acquisition Corp. pursuant to the ABCA to form Blizzard Energy Inc. In connection with the Amalgamation, each Pre-Amalgamation Share and each Acquisition Share was exchanged for one Blizzard Class A Share.

Pursuant to an asset purchase agreement dated November 14, 2003, Blizzard acquired (the "**2003 Acquisition**"), from a large oil and gas company, an approximate 95% share of production and an average 91.5% working interest in 59 gross (54 net) producing natural gas wells in the Sousa, Larne, Negus and Evergreen areas of Northwest Alberta (collectively, the "**Sousa Property**") in consideration for $36.9 million in cash, the entering into of transitional operating arrangements with the vendor, and the entering into of a farm-out agreement with the vendor (the "**Grande Prairie Farm-out Agreement**") in respect of properties in the Grande Prairie area of Alberta (the "**Grande Prairie Property**"). The 2003 Acquisition closed on December 18, 2003. To secure Blizzard's obligations to the vendor under the transitional operating arrangements and the Grande Prairie Farm-out Agreement, Blizzard granted to the vendor a fixed and floating charge demand debenture in the amount of $30 million, reducing in tranches to $0 upon payment in full of Blizzard's obligations to the vendor under such arrangements.

In December 2003, Blizzard completed a private placement offering of 51,250,000 Blizzard Class A Shares at a price of $0.80 per Blizzard Class A Share for aggregate gross proceeds of $41.0 million. Approximately $36.9 million of the proceeds from the private placement offering were used to complete the 2003 Acquisition. The balance of the funds were used to fund a prepayment for the winter drilling program undertaken in the first quarter of 2004.

2004

In May 2004, Blizzard completed an initial public offering (the "**IPO**") of 20,000,000 Blizzard Shares at a price of $1.25 per Blizzard Share in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec. Blizzard granted to the underwriters of the IPO an option to acquire an additional 3,000,000 Blizzard Shares at a price of $1.25 per Blizzard Share on or before June 25, 2004 (the "**Option**"). The underwriters exercised the Option and Blizzard completed the issuance of an additional 3,000,000 Blizzard Shares on June 16, 2004. The gross proceeds from the IPO, including the Blizzard Shares issued upon exercise of the Option, were $28,750,000.

In connection with the IPO, the Blizzard Shares were listed on the TSX and trade under the symbol "BZZ".

Also in May 2004, all of the issued and outstanding Blizzard Class A Shares were converted into Blizzard Shares. The terms of the Blizzard Class A Shares provided that they were convertible into Blizzard Shares on a one-for-one basis at any time until 5:00 pm on the date occurring three days following the issuance of a receipt for the final prospectus of Blizzard qualifying for distribution the Blizzard Shares issuable upon conversion of the Blizzard Class A Shares (the "**Expiry Time**"). All Blizzard Class A Shares which were unconverted at the Expiry Time were deemed to be converted into Blizzard Shares. Accordingly, all of the 59,875,000 Blizzard Class A Shares outstanding at the Expiry Time were converted into Blizzard Shares.

In December 2004, Blizzard acquired from a senior Canadian oil and gas producer certain oil and natural gas producing properties in the Grande Prairie area of Alberta (the "**2004 Properties**"), related production facilities and undeveloped land for approximately $63.0 million (the "**2004 Acquisition**"). The 2004 Properties were producing approximately 1,300 boe/d, which included 4.8 MMcf/d of natural gas and 500 bbls/d of oil and NGL as of December 2004. As at December 2004, estimated production from the 2004 Properties was approximately 1,300 boe/d, consisting of 4.8 MMcf of natural gas and 500 boe/d of oil and NGL. Based on Blizzard's internal reserves estimates, as at December 2004, the 2004 Properties contained Proved Reserves (as defined below) of 10.3 bcf of natural gas and 756,000 boe of oil and NGL and the future net revenue (undiscounted) associated with such reserves is approximately $51.9 million for proved producing reserves and $86.8 million for total Proved Reserves (as defined below). In connection with the 2004 Acquisition, Blizzard also acquired approximately 92,000 gross (65,000 net) acres of undeveloped land in Grande Prairie, Alberta and 180,000 acres (gross and net) of undeveloped land in Sousa, Alberta.

The table below summarizes the historical production for the 2004 Properties for the periods indicated:

Production	Period Ended December 22, 2004	Year Ended December 31, 2004	2003	2002
Natural Gas (Mcf)	1,756,510	1,795,926	1,820,232	2,291,083
Oil (bbls)	142,780	145,425	174,935	232,022
NGL (bbls)	49,916	50,826	46,618	60,299
Oil Equivalent (boe)	458,448	495,572	524,925	674,168

In connection with the 2004 Acquisition, Blizzard entered into a farm-in agreement with the vendor in respect of the 2004 Properties in the Greater Sierra area of British Columbia (the "**Sierra Farm-in Agreement**"). Pursuant to the terms of the Sierra Farm-in Agreement, Blizzard invested $16.0 million in the area prior to April 30, 2005 and paid 80% of gross capital investment in a number of projects (operated by the vendor), thereby earning a 50% interest in 20,250 gross acres. Under the Sierra Farm-in Agreement, Blizzard has the further right, at its option, to commit, on or before August 31, 2005, to incur a minimum $20.0 million in earning drilling expenditures on the farm-in lands on or before April 30, 2006 in order to earn an interest in up to 147,750 gross acres of additional farm-in lands. If Blizzard elects to exercise this option, Blizzard shall be responsible for 80% of exploration expenditures with respect to such additional projects to earn a 50% working interest in such farm-in lands from the vendor. Zenas will acquire all of Blizzard's right, title and interest to the Sierra Farm-in Agreement and assume all of Blizzard's obligations thereunder pursuant to the Zenas Conveyance Agreement. The 2004 Acquisition was completed on December 29, 2004 with an effective date of December 22, 2004.

The 2004 Acquisition also included the acquisition of the vendor's working interest in a number of the projects pursuant to the Grande Prairie Farm-out Agreement. This part of the acquisition increased Blizzard's total working interest in many of the wells in which Blizzard had earned an interest over the course of the past year. In addition, Blizzard acquired the vendor's mineral rights in much of the acreage subject to the Grande Prairie Farm-out Agreement that were not yet explored. Because Blizzard acquired these rights as part of the 2004 Acquisition, the Grand Prairie Farm-out Agreement became redundant and was terminated.

Schedules A and B attached to this Appendix set forth certain financial information relating to the 2004 Properties acquired pursuant to the 2004 Acquisition and pro forma financial information of Blizzard that gives effect to the 2004 Acquisition, respectively.

Also in December 2004, Blizzard completed a private placement offering of 18,000,000 Blizzard Shares at a price of $2.20 per Blizzard Share and 3,720,500 Blizzard Shares, issued on a "flow-through" basis, at a price of $2.80 per Blizzard Share for aggregate gross proceeds of $50,017,400. The proceeds from the offering were used to fund a portion of the 2004 Acquisition.

Arrangement

On June 6, 2005, Blizzard entered into the Arrangement Agreement, as amended and restated on June 27, 2005. See "*The Arrangement*" and "*Effect of the Arrangement*" in the Information Circular and the Arrangement Agreement attached as Appendix C to the Information Circular for further information regarding the Arrangement.

Business Cycle and Seasonality

Blizzard's business is generally cyclical. Revenue from light oil fluctuates with world supply and demand, while natural gas prices are influenced by levels of storage, estimates of current and forecast supply and weather expectations. Further, the exploration for and development of oil and natural gas reserves is dependent on access to areas where production is to be conducted. Seasonal weather variations, including freeze-up and break-up affect access to the Northeastern British Columbia property in certain circumstances.

Trends

Crude oil and natural gas prices are volatile and subject to a number of external factors. Prices are cyclical and fluctuate as a result of shifts in the balance between supply and demand for crude oil and natural gas, world and North American market forces, inventory and storage levels, OPEC policy, weather patterns and other factors. In

early 2002, the industry initially saw a general weakening of prices for both oil and natural gas. In the second half of that year commodity prices increased above historical averages. In recent months prices have remained high for both crude oil and natural gas. Natural gas prices are greatly influenced by the economy in North America. Currently there is a shortage of natural gas production and natural gas storage levels are low.

The Canadian/U.S. currency exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is ultimately priced in U.S. dollars. The recent increased strength of the Canadian dollar has had a negative impact on Canadian oil and gas production revenue.

An additional trend relates to the size of companies in which investors are willing to invest. Larger market capitalization companies provide for greater liquidity and, as a result, appear to be more attractive, however, smaller companies may present potentially larger returns as they have not yet appreciated in value in relation to current commodity prices.

Royalty trusts have emerged as important participants in the oil and gas industry in Canada in recent years. Royalty trusts are generally focused on the development and exploitation of existing reserves with operating cash flow, subject to reinvestment requirements, being distributed to unitholders. High commodity prices and low interest rates have created a widespread following amongst investors for such vehicles, with the result that the cost of capital is generally lower than for conventional exploration and development companies. Availability of capital for exploration and development companies may also be affected, as is the ability to attract and compensate qualified staff. Royalty trusts are aggressive purchasers of producing properties, increasing competition for acquisitions.

A final trend appears to be the establishment of a number of start up companies with experienced management teams that are available as a result of the industry consolidation in recent years. This may also result in increased competition for many of the corporate and property acquisitions that will be available.

PROPERTIES OF BLIZZARD

The following is a description of Blizzard's principal oil and natural gas properties as of December 31, 2004. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2004. Reserve amounts are stated, before the deduction of royalties, as at December 31, 2004 based on forecast cost and price assumptions as evaluated in the Blizzard Engineering Report. See "*Statement of Reserves Data and Other Information*" in this Appendix.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.


BC
ALTA
Sousa
SASK
Grande Prairie
MB
Edmonton
Saskatoon
Calgary

Sousa, Alberta

The Sousa Property is located in Northwestern Alberta. Production from the Sousa Property is approximately 8.5 MMcf/d and is composed of sweet, dry natural gas from the Bluesky formation. As at December 31, 2004, Blizzard

had a 100% working interest in approximately 90 producing natural gas wells and a 100% working interest in a natural gas plant with a capacity of 10 MMcf/d. Blizzard drilled 32 gross (32 net) shallow infill gas wells in the first quarter of 2004 which increased the production from 4.8 MMcf/d in December of 2003 to 8.5 MMcf/d in April of 2004. Blizzard added new compression to the facility and acquired the working interest of both its joint venture partners in the Sousa unit to bring Blizzard's working interest to 100% from 91% in the wells and facilities. Blizzard drilled another 97 gross (97 net) wells in this area during the winter of 2004/2005, and all of the wells drilled were completed and tied-in before May 1, 2005. Production peaked at 18 MMcf/d once all the wells were brought on stream and current production is approximately 16.5 MMcf/d. The Sousa Property will be retained by Blizzard following completion of the Arrangement.

Grande Prairie, Alberta

Blizzard acquired its initial interests in this area pursuant to the Grande Prairie Farm-out Agreement. Blizzard earned a working interest in 21 gross (13.9 net) wells pursuant to the Grande Prairie Farm-out Agreement, which included 13 gross (10.2 net) recompletions and 8 gross (3.7 net) new drills. A total of 8 gross (4.3 net) of these wells were on stream by December 31, 2004. With the completion of the 2004 Acquisition, Blizzard increased its working interest in these 21 gross (16.5 net) wells. Also as part of the 2004 Acquisition, Blizzard acquired a working interest in another 29 gross (22.6 net) producing oil and gas wells in a neighboring field within the Grande Prairie area. Current production in the greater Grande Prairie region is approximately 9.0 MMcf/d of natural gas and 650 bbls/d of oil and NGL, net to Blizzard. As at December 31, 2004, Blizzard had earned or purchased the mineral rights in approximately 91,000 gross (48,000 net) acres of land in the Grande Prairie area. Blizzard will retain the majority of the assets and production from the Grande Prairie area following completion of the Arrangement. Approximately 300 boe/d of production, consisting of 450 Mcf/d of natural gas, 200 bbls/d of oil and 25 bbls/d of NGL, and 8,592 acres of undeveloped land from the Grande Prairie area will be transferred to Zenas in connection with the Arrangement.

Northeastern British Columbia

In connection with the 2004 Acquisition, Blizzard entered into the Sierra Farm-in Agreement which gives Blizzard access to numerous production and reserves opportunities in over 160,000 acres of undeveloped land in Northeastern British Columbia. Under the terms of the Sierra Farm-in Agreement, Blizzard invested $16.0 million in Northeastern British Columbia prior to April 30, 2005 and paid 80% of gross capital investment in a number of projects (operated by the vendor), thereby earning a 50% working interest in 20,250 gross acres of the farm-in lands in this area. Current production in Northeastern British Columbia is approximately 600Mcf/d of natural gas. Blizzard has an option to invest an additional $20.0 million by April 30, 2006 in order to increase its interest in this area. All of the assets and production in this area and Blizzard's rights under the Sierra Farm-in Agreement will be transferred to Zenas in connection with the Arrangement.

STATEMENT OF RESERVES DATA AND OTHER INFORMATION

Disclosure of Reserves Data

The reserves data set forth below (the "**Reserves Data**") is based upon an evaluation by GLJ in the Blizzard Engineering Report which has an effective date of December 31, 2004 and a preparation date of February 28, 2005. The Blizzard Engineering Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. The Reserves Data summarizes the oil, natural gas and NGL reserves of Blizzard and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of NI 51-101. Blizzard engaged GLJ to provide an evaluation of the Proved Reserves and Proved plus Probable Reserves of Blizzard. No attempt was made to evaluate possible reserves.

All evaluations of future net revenue are stated after the deduction of future income tax expenses (unless otherwise noted in the tables), royalties, development costs, production costs and well abandonment costs, but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of Blizzard's reserves. There is no assurance that the forecast price and cost assumptions

contained in the Blizzard Engineering Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to the following tables. The recovery and reserves estimates on Blizzard's properties herein are estimates only. The actual reserves on Blizzard's properties may be greater or less than those calculated.

Disclosure provided in this Appendix in respect of boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The Report on Reserves Data by GLJ in Form 51-101F2 and the Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 are included in Schedule D to this Appendix.

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE as of December 31, 2004

CONSTANT PRICES AND COSTS

	Reserves							
	Light and Medium Oil		Heavy Oil		Natural Gas		NGL	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved								
Developed Producing	608	549	0	0	31,132	25,659	414	282
Developed Non-Producing	690	628	0	0	3,949	3,004	121	83
Undeveloped	0	0	0	0	10,266	8,961	0	0
Total Proved	1,298	1,177	0	0	45,347	37,624	535	365
Probable	244	231	0	0	30,946	26,254	196	133
Total Proved plus Probable	1,542	1,408	0	0	76,293	63,878	731	498

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)[(1)]					After Income Taxes Discounted at (%/year)				
Reserves Category	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved										
Developed Producing	161	131	111	96	86	146	119	100	87	77
Developed Non-Producing	35	28	23	19	17	24	18	14	11	9
Undeveloped	23	17	12	9	7	15	10	8	6	4
Total Proved	219	176	146	124	110	185	147	122	104	90
Probable	132	87	62	47	36	89	58	40	29	23
Total Proved plus Probable	351	263	208	171	146	274	205	162	133	113

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of December 31, 2004

CONSTANT PRICES AND COSTS

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved Reserves	382	53	78	27	5	219	34	185
Proved plus Probable Reserves	605	80	124	44	6	351	77	274

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004

CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	22,639
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)	120,702
Proved plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	23,972
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products by excluding solution gas from oil wells)	181,260

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004

FORECAST PRICES AND COSTS

	Reserves							
	Light and Medium Oil		Heavy Oil		Natural Gas		NGL	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved								
Developed Producing	557	501	0	0	30,812	25,385	404	276
Developed Non-Producing	657	599	0	0	3,862	2,937	119	81
Undeveloped	0	0	0	0	10,266	8,961	0	0
Total Proved	1,214	1,100	0	0	44,940	37,283	523	357
Probable	225	212	0	0	30,734	26,062	190	130
Total Proved plus Probable	1,439	1,312	0	0	75,674	63,345	712	487

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
Reserves Category	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved										
Developed Producing	139	115	99	87	78	131	108	92	81	72
Developed Non-Producing	28	24	20	17	15	19	15	12	9	8
Undeveloped	17	12	8	6	4	11	7	5	3	2
Total Proved	184	151	127	110	97	161	130	109	93	82
Probable	113	75	53	40	31	78	50	34	26	9
Total Proved plus Probable	297	226	180	150	128	239	180	143	119	101

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of December 31, 2004

FORECAST PRICES AND COSTS

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved Reserves..........	349	48	84	27	6	184	23	161
Proved plus Probable Reserves..........	562	73	140	44	8	297	58	239

FUTURE NET REVENUE BY PRODUCTION GROUP as of December 31, 2004

FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)...............................	19,579
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products but excluding solution gas from oil wells)............................	104,839
Proved plus Probable Reserves............................	Light and Medium Crude Oil (including solution gas and other by-products)...............................	20,637
	Heavy Oil (including solution gas and other by-products)	0
	Natural Gas (including by-products by excluding solution gas from oil wells)	156,867

Notes:

(1) Columns may not add due to rounding.

(2) "**Gross**" or "**gross**" means:

(a) in relation to Blizzard's interest in production or reserves, Blizzard's gross reserves, which are its working interest (operating or non-operating) share before deduction of royalties and without including any of Blizzard's royalty interests;

(b) in relation to wells, the total number of wells in which Blizzard has an interest; and

(c) in relation to properties, the total area of properties in which Blizzard has an interest;

"**Net**" or "**net**" means:

(a) in relation to Blizzard's interest in production or reserves, Blizzard's working interest (operating or non-operating) share after deduction of royalty obligations, plus Blizzard's royalty interests in production or reserves;

(b) in relation to Blizzard's interest in wells, the number of wells obtained by aggregating Blizzard's working interest in each of its gross wells; and

(c) in relation to Blizzard's interest in a property, the total area in which Blizzard has an interest multiplied by the working interest owned by Blizzard;

"**reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved plus Probable Reserves**" means the aggregate of Proved Reserves and Probable Reserves, before deduction of royalties.

"**Proved Reserves**" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"Probable Reserves" are those additional reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"Developed Reserves" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

"Developed Producing Reserves" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"Developed Non-Producing Reserves" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"Undeveloped Reserves" are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the Blizzard Engineering Report, operating costs are assumed to escalate at 2% per annum. Oil and natural gas base case prices as forecast by GLJ effective January 1, 2005 are as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS as of January 1, 2005

FORECAST PRICES AND COSTS

Natural Gas Price Forecast

		Alberta Plant Gate						
		Spot						
Year	AECO-C Spot Then Current ($/MMbtu)	Then Constant 2005 ($/MMbtu)	Then Current ($/MMbtu)	ARP ($/MMbtu)	Aggregator ($/MMbtu)	Alliance ($/MMbtu)	Inflation Rates (%/year)	Exchange Rate ($US/$CDN)
Historical								
2001	6.21	6.66	6.07	5.41	5.30	5.61	2.60	0.646
2002	4.04	4.15	3.88	3.88	3.83	3.82	2.22	0.637
2003	6.66	6.80	6.49	6.13	5.89	6.69	2.80	0.721
2004 (e)	6.88	6.81	6.69	6.33	6.19	6.45	1.90	0.769
Forecast								
2005 Q1	6.60	6.35	6.35	6.35	6.25	6.15	2.00	0.820
2005 Q2	6.30	6.10	6.10	6.05	5.95	5.95	2.00	0.820
2005 Q3	6.50	6.25	6.25	6.25	6.15	6.10	2.00	0.820
2005 Q4	6.90	6.65	6.65	6.60	6.50	6.60	2.00	0.820
2005 Full Year	6.60	6.35	6.35	6.30	6.20	6.20	2.00	0.820
2006	6.35	6.00	6.10	6.10	6.00	6.00	2.00	0.820
2007	6.15	5.65	5.90	5.90	5.90	5.80	2.00	0.820
2008	6.00	5.40	5.75	5.75	5.75	5.50	2.00	0.820
2009	6.00	5.30	5.75	5.75	5.75	5.50	2.00	0.820
2010	6.00	5.20	5.75	5.75	5.75	5.50	2.00	0.820
2011	6.00	5.10	5.75	5.75	5.75	5.50	2.00	0.820
2012	6.00	5.00	5.75	5.75	5.75	5.50	2.00	0.820
2013	6.10	5.00	5.85	5.85	5.85	5.60	2.00	0.820
2014	6.20	4.95	5.95	5.95	5.95	5.80	2.00	0.820
2015	6.30	4.95	6.05	6.05	6.05	5.90	2.00	0.820
2016+	+2.0%/yr	4.95	+2.0%/yr	-	-	-	2.00	0.820

Crude Oil and NGL Price Forecast

Year	WTI Crude Oil at Cushing Oklahoma Constant 2005 ($US/bbl)	WTI Crude Oil at Cushing Oklahoma Then Current ($US/bbl)	Crude Oil (40° API, 0.3% S) at Edmonton Constant 2005 ($/bbl)	Crude Oil (40° API, 0.3% S) at Edmonton Then Current ($/bbl)	Alberta NGL (Then Current Dollars) Edmonton Propane ($/bbl)	Alberta NGL (Then Current Dollars) Edmonton Butane ($/bbl)	Alberta NGL (Then Current Dollars) Edmonton Pentanes Plus ($/bbl)	Inflation Rates %/year	Exchange Rate ($US/$CDN)
Historical									
2001	28.51	25.97	43.26	39.40	31.85	31.17	42.48	2.60	0.646
2002	27.91	26.08	43.16	40.33	21.39	27.08	40.73	2.22	0.637
2003	32.53	31.07	45.71	43.66	32.14	34.36	44.23	2.80	0.721
2004 (e)	42.15	41.38	53.95	52.96	35.09	40.49	54.07	1.90	0.769
Forecast									
2005 Q1	43.25	43.25	52.00	52.00	33.25	38.50	52.50	2.00	0.820
2005 Q2	42.25	42.25	50.50	50.50	32.25	37.25	51.00	2.00	0.820
2005 Q3	41.50	41.50	49.75	49.75	31.75	36.75	50.25	2.00	0.820
2005 Q4	41.00	41.00	49.00	49.00	31.25	36.25	49.50	2.00	0.820
2005 Full Year	42.00	42.00	50.25	50.25	32.25	37.25	50.75	2.00	0.820
2006	39.25	40.00	46.75	47.75	30.50	35.25	48.25	2.00	0.820
2007	36.50	38.00	43.75	45.50	29.00	33.75	46.00	2.00	0.820
2008	34.00	36.00	40.75	43.25	27.75	32.00	43.75	2.00	0.820
2009	31.50	34.00	37.75	40.75	26.00	30.25	41.25	2.00	0.820
2010	30.00	33.00	35.75	39.50	25.25	29.25	40.00	2.00	0.820
2011	29.25	33.00	35.00	39.50	25.25	29.25	40.00	2.00	0.820
2012	28.75	33.00	34.50	39.50	25.25	29.25	40.00	2.00	0.820
2013	28.50	33.50	34.25	40.00	25.50	29.50	40.50	2.00	0.820
2014	28.50	34.00	34.00	40.75	26.00	30.25	41.25	2.00	0.820
2015	28.25	34.50	33.75	41.25	26.50	30.50	41.75	2.00	0.820
2016+	28.25	+2.0%/yr	33.75	+2.0%/yr	Escalate at 2.0%/yr			2.00	0.820

SUMMARY OF PRICING ASSUMPTIONS as of December 31, 2004

CONSTANT PRICES AND COSTS

Year	Oil: WTI Cushing Oklahoma ($US/bbl)	Oil: Edmonton Par Price 40^0 API ($Cdn/bbl)	Oil: Cromer Medium 29.3^0 API ($Cdn/bbl)	Natural Gas AECO Gas Price ($Cdn/MMbtu)	Exchange Rate ($US/$CDN)
Historical (Year End)					
2001	25.97	39.40	31.56	6.21	0.6448
2002	26.08	40.33	35.48	4.04	0.6376
2003	31.07	43.66	37.55	6.66	0.7213
2004 (Year End)	43.45	46.54	32.12	6.79	0.8308

(4) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Blizzard Engineering Report. Product prices were not escalated beyond December 31, 2004. In addition, operating and capital costs have not been increased on an inflationary basis.

(5) Effective on January 1, 1995, the ARTC rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $\$100/m^3$ to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $\$210/m^3$.

(6) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The oil and natural gas reserve calculations and any projections upon which the Blizzard Engineering Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities and lease reclamation costs have not been included in the Blizzard Engineering Report (well abandonment costs associated with existing and future reserves wells have been included).

(7) The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

Factors	Light and Medium Oil Net Proved (Mbbls)	Light and Medium Oil Net Probable (Mbbls)	Light and Medium Oil Net Proved plus Probable (Mbbls)	NGL Net Proved (Mbbls)	NGL Net Probable (Mbbls)	NGL Net Proved plus Probable (Mbbls)	Associated and Non-Associated Gas Net Proved (MMcf)	Associated and Non-Associated Gas Net Probable (MMcf)	Associated and Non-Associated Gas Net Proved plus Probable (MMcf)
December 31, 2003	0	0	0	0	0	0	23,148	8,448	31,596
Extensions	66	47	113	163	25	188	9,429	18,299	27,728
Improved Recovery	344	46	390	14	2	16	6,275	(1,914)	4,362
Technical Revisions	(5)	0	(5)	(8)	0	(8)	(4,760)	(1,597)	(6,356)
Discoveries	0	0	0	0	0	0	0	0	0
Acquisitions	698	119	817	192	103	295	5,618	2,847	8,465
Dispositions	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0
Production	(3)	0	(3)	(2)	0	(2)	(2,429)	0	(2,451)
December 31, 2004	1,100	212	1,312	358	130	488	37,282	26,062	63,344

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED AT 10% PER YEAR

PROVED RESERVES

CONSTANT PRICES AND COSTS

Period and Factor	2004 Before Tax (M$)	2004 After Tax (M$)
Estimated Future Net Revenue at Beginning of Year	47,501	37,875
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties[1]	(15,245)	(15,245)
Net Change in Prices, Production Costs and Royalties Related to Future Production[2]	17,941	17,941
Changes in Previously Estimated Development Costs Incurred During the Period[3]	21,556	21,556
Changes in Estimated Future Development Costs[4]	(11,840)	(11,840)
Extensions and Improved Recovery[5]	60,171	60,171
Discoveries[5]	-	-
Acquisitions of Reserves[5]	33,905	33,905
Dispositions of Reserves[5]	-	-
Net Change Resulting from Revisions in Quantity Estimates	(12,588)	(12,588)
Accretion of Discount[6]	4,750	4,750
Net Change in Income Taxes[7]	0	(14,765)
All Other Changes[8]	(38)	(38)
Estimated Future Net Revenue at End of Year	146,113	121,722

Notes:

(1) Blizzard actual before income taxes, excluding general and administrative expenses.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4) The change in forecast development costs.

(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of the period net present value.

(7) The difference between forecast income taxes at the beginning of the period and the actual taxes for the period plus forecast income taxes at the end of the period.

(8) Includes changes due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2004 versus forecast, etc.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Based on the evaluation carried out by GLJ and reflected in the Blizzard Engineering Report, Blizzard attributed 10,266 MMcf of natural gas to Proved Undeveloped Reserves and 30,734 MMcf of natural gas to Probable Undeveloped Reserves for the year ended December 31, 2004.

Approximately 71% of Blizzard's Probable Undeveloped Reserves are attributable to the Sousa Property. Blizzard developed a significant portion of these Undeveloped Reserves in the first quarter of 2005. In the event that the Arrangement is not completed, Blizzard would expect to develop a further portion of these Undeveloped Reserves in the fourth quarter of 2005.

Significant Factors or Uncertainties

For details of significant economic factors or uncertainties affecting the reserves data of Blizzard, see "*Risk Factors*" and "*Industry Conditions*" in this Appendix.

Future Development Costs

The following table describes Blizzard's forecast for future development costs for the reserves categories noted below, calculated using no discount and a 10% discount:

	Constant Prices and Costs (M$)	Forecast Prices and Costs (M$)	
Year	**Proved Reserves**	**Proved Reserves**	**Proved Plus Probable Reserves**
2005	24.1	24.1	29.2
2006	2.8	2.9	14.7
2007	0	0	0
2008	0	0	0
2009	0	0	0
Remainder	0	0	0
Total (Undiscounted)	26.9	27.0	43.9
Total (Discounted at 10%)	25.4	25.5	40.6

Future development costs will be funded primarily by cash flow generated from production at the Sousa Property and the Grande Prairie Property and, where there is a shortfall, additional funding is expected to be available within existing bank credit lines. Blizzard does not expect its reserves and future net revenue to be materially affected by the costs of funding future development expenditures.

Other Oil and Gas Information

Landholdings

Blizzard's developed and undeveloped landholdings as at December 31, 2004 are set forth in the following table:

	Undeveloped[(1)] (acres)		Developed (acres)		Total[(1)] (acres)	
Location	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Alberta	503,973	403,419	146,717	124,140	650,690	527,559
Total	503,973	403,419	146,717	124,140	650,690	527,559

Note:

(1) Excludes farm-out acreage in Northeast British Columbia totaling 160,587 gross (80,293 net) acres.

Oil and Natural Gas Wells

The following table summarizes Blizzard's interest as at December 31, 2004 in wells that are producing or which Blizzard considers to be capable of production:

	Producing Wells				Shut-in Wells(1)			
	Oil		Natural Gas		Oil		Natural Gas	
Location	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	18	16.3	151	120.9	3	1.3	99	79.8
Total	18	16.3	151	120.9	3	1.3	99	79.8

Note:

(1) "Shut-in Wells" refers to wells that have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells in which Blizzard has an interest are located no further than five kilometers from existing pipelines and have been non-producing since Blizzard acquired the Sousa Property and the Grande Prairie Property. These shut-in wells include 24 gross (24 net) natural gas wells that were tied-in in the first quarter of 2005.

Properties with No Attributed Reserves

Blizzard has an interest in 503,973 gross (403,419 net) acres in Alberta to which no reserves have been attributed. Approximately 77% of Blizzard's gross land holdings are considered undeveloped. Approximately 228,000 gross (214,000 net) acres or 45% of this undeveloped land is considered non-prospective and will be permitted to expire in 2005.

Forward Contracts

At December 31, 2004, Blizzard had no price hedging contracts in place.

Abandonment & Reclamation Costs

Abandonment costs for existing and future reserves wells have been estimated by GLJ based on data specific to Blizzard's operating areas as provided by the AEUB. Reclamation costs for leases have been estimated by Blizzard based on historical average costs as provided by the AEUB. This data and the procedures used for calculating abandonment liabilities is consistent with those endorsed by the AEUB using their "Licensee Liability Rating System".

The undiscounted abandonment liability, net of estimated salvage value, in respect of Blizzard's total Proved Reserves, as estimated in the Blizzard Engineering Report, is $4.8 million ($1.8 million at a 10% discount rate) using constant prices and costs. Blizzard does not expect total abandonment and reclamation costs to exceed the undiscounted abandonment liability of $4.8 million estimated in the Blizzard Engineering Report. The expected undiscounted cost over the next three years is $70,000. The total liability in respect of Blizzard's total Proved Reserves represents cost estimates in respect of 220 net wells.

Tax Horizon

Using natural gas price assumptions consistent with the Blizzard Engineering Report, Blizzard does not expect to pay cash income taxes for either 2005 or 2006, but may be subject to capital tax for such years.

Costs Incurred

The following table outlines the costs incurred by Blizzard during the financial year ended December 31, 2004 for acquisitions, dispositions and capital expenditures:

Nature of Cost	Amount (MM$)
Property Acquisition Costs	
Proved	50.5
Unproved	13.0
Exploration Costs	5.1
Development Costs	30.6
Total	99.2

Exploration and Development Activities

The following table summarizes the results of exploration and development activities during the financial year ended December 31, 2004:

	Gross	Net
Development Wells		
Gas	65	48.4
Oil	0	0.0
Service	0	0.0
Dry	3	1.6
Exploratory Wells		
Gas	8	3.7
Oil	0	0.0
Service	0	0.0
Dry	0	0.0
Total Wells	76	53.7

Blizzard had planned a 2005 capital program with exploration and development expenditures budgeted at $86.0 million. Blizzard's total proposed capital program requires Blizzard's participation in the drilling of 111 (102 net) wells, primarily on the properties discussed under "*Properties of Blizzard*" in this Appendix. Blizzard incurred approximately $54.4 million in exploration and development expenditures during the first quarter of 2005.

Production Estimates

The following table summarizes the total estimated production of Blizzard for the year ended December 31, 2005 using constant and forecast prices and costs:

	Estimated Production	
	Constant Prices and Costs	**Forecast Prices and Costs**
Light and Medium Crude Oil (Mbbls)		
Sousa Property	0	0
Other	136	136
Total	136	136
Natural Gas (MMcf)		
Sousa Property	3,037	3,037
Other	4,717	4,717
Total	7,754	7,754
NGL (Mbbls)		
Sousa Property	0	0
Other	104	104
Total	104	104

Approximately 40% of Blizzard's estimated 2005 natural gas production comes from the Sousa Property.

Production History and Netbacks

The following table sets forth Blizzard's average daily production volumes, prices, royalties, production costs and netbacks, before deduction of royalties, for the periods indicated:

	Three Months Ended				
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004	Year Ended December 31, 2004
Average Daily Production					
Light and Medium Oil (bbls)	0	0	0	35	9
Heavy Oil (bbls)	0	0	0	0	0
NGL (bbls)	0	0	0	35	9
Natural Gas (Mcf)	5,247	7,817	8,554	10,778	8,004
Aggregate (Mboe)	875	1,302	1,426	1,866	1,352
Light and Medium Oil ($/bbl)					
Price	-	-	-	-	-
Royalties	-	-	-	-	-
Production Costs	-	-	-	-	-
Netback	-	-	-	-	-
Heavy Oil ($/bbl)					
Price	-	-	-	-	-
Royalties	-	-	-	-	-
Production Costs	-	-	-	-	-
Netback	-	-	-	-	-
NGLs ($/bbl)					
Price	-	-	-	-	-
Royalties	-	-	-	-	-
Production Costs	-	-	-	-	-
Netback	-	-	-	-	-
Natural Gas ($/Mcf)					
Price	6.05	6.75	6.07	6.82	6.49
Royalties	1.03	0.87	0.97	0.33	0.75
Production Costs	1.09	0.66	0.14	0.66	0.60
Netback	3.92	5.22	4.90	5.83	5.14
All Production (Mboe)					
Price	36.29	40.50	36.42	40.94	38.94
Royalties	6.20	5.22	5.82	1.96	4.50
Production Costs	6.56	3.92	0.84	3.97	3.54
Netback	23.53	31.32	29.76	35.01	30.90

The following table summarizes Blizzard's daily production at the Sousa Property and total daily production for the year ended December 31, 2004:

	Product Type			
Location	Light and Medium Oil (bbls/d)	Heavy Oil (bbls/d)	NGL (bbls/d)	Natural Gas (MMcf/d)
Sousa Property	0	0	0	7,410
Other	9	0	9	594
Total	9	0	9	8,004

SELECTED FINANCIAL INFORMATION

The following tables summarize selected financial information of Blizzard as at and for the periods indicated and should be read in conjunction with the Blizzard Financial Statements included in Schedule C to this Appendix.

	Three Months Ended March 31, 2005 ($)	Year Ended December 31, 2004 ($)	Year Ended December 31, 2003[1] ($)	Period Ended December 31, 2002[2] ($)
Revenue, net of royalties	11,486,000	17,000,000	293,450	Nil
Operating expenses	1,601,000	1,755,000	50,180	Nil
Cash flow from (used in) operations	9,026,000	12,918,000	(115,936)	Nil
Per Blizzard Share (basic)	0.08	0.17	(.03)	Nil
Per Blizzard Share (diluted)	0.08	0.17	(.03)	Nil
Net income (loss)	3,067,000	3,168,000	(3,664,590)	Nil
Per Blizzard Share (basic)	0.03	0.04	(1.03)	Nil
Per Blizzard Share (diluted)	0.03	0.04	(1.03)	Nil
Total assets	203,800,000	154,711,000	49,588,791	375,000
Working capital (deficiency) (before bank debt)	(19,361,000)	2,489,000	8,628,611	375,000
Bank debt	35,633,000	12,099,000	5,919,628	Nil
Working capital (deficiency)	54,994,000	(9,610,000)	2,708,983	375,000
Shareholders' equity	119,435,000	116,167,000	40,381,240	216,600

Notes:

(1) For the 13-day period following the Sousa Acquisition.

(2) For the 13-day period from incorporation of Pre-Amalgamation Blizzard on December 19, 2002.

	Three Months Ended			
	March 31, 2004 ($)	June 30, 2004 ($)	September 30, 2004 ($)	December 31, 2004 ($)
Revenue, net of royalties	2,394,000	4,189,000	3,975,000	6,442,000
Operating expenses	522,000	465,000	113,000	655,000
Cash flow from operations	1,449,000	3,264,000	3,401,000	4,804,000
Per Blizzard Share (basic)	0.02	0.05	0.04	0.06
Per Blizzard Share (diluted)	0.02	0.05	0.04	0.06
Net income	192,000	900,000	843,000	1,233,000
Per Blizzard Share (basic)	-	0.02	0.01	0.01
Per Blizzard Share (diluted)	-	0.02	0.01	0.01
Total assets	58,664,000	81,446,000	80,762,000	154,711,000
Working capital (deficiency) (before bank debt)	(4,706,000)	12,818,000	9,672,000	2,489,000
Bank debt	8,232,000	-	-	12,099,000
Working capital (deficiency)	(12,938,000)	12,818,000	9,672,000	(9,610,000)
Shareholders' equity	40,667,000	69,281,000	70,212,000	116,167,000

	Three Months Ended			
	March 31, 2003 ($)	June 30, 2003 ($)	September 30, 2003 ($)	December 31, 2003 ($)
Revenue, net of royalties	-	-	-	293,000
Operating expenses	-	-	-	50,000
Cash flow used in operations	(22,000)	(28,000)	(24,000)	(43,000)
Per Blizzard Share (basic)	(0.06)	(0.07)	(0.06)	0.16
Per Blizzard Share (diluted)	(0.06)	(0.07)	(0.06)	0.16
Net loss	(22,000)	(28,000)	(24,000)	(3,591,000)
Per Blizzard Share (basic)	(0.06)	(0.07)	(0.06)	(0.84)
Per Blizzard Share (diluted)	(0.06)	(0.07)	(0.06)	(0.84)
Total assets	377,000	481,000	451,000	8,629,000
Working capital (before bank debt)	353,000	325,000	443,000	5,920,000
Bank debt	-	-	-	2,709,000
Working capital	353,000	325,000	443,000	40,381,00
Shareholders' equity	195,000	166,000	143,000	

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis of financial condition and results of operations of Blizzard has been prepared by Blizzard and should be read in conjunction with the Blizzard Financial Statements set forth in Schedule C to this Appendix.

Three Months Ended March 31, 2005 to Three Months Ended March 31, 2004

This management's discussion and analysis should be read in conjunction with the unaudited comparative financial statements of Blizzard for the three months ended March 31, 2005, the December 31, 2004 audited annual financial statements contained in Schedule C of this Appendix and the December 31, 2004 management's discussion and analysis of Blizzard set forth below under "*Management's Discussion and Analysis - Year Ended December 31, 2004 to Year Ended December 31, 2003*".

Cash flow from operations and operating netback are not recognized measures under GAAP. Management of Blizzard believes that in addition to net earnings, cash flow from operations and operating netback are useful supplemental measures as they demonstrate Blizzard's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Blizzard's performance. Blizzard's method of calculating these measures may differ from other entities, and accordingly, they may not be comparable to measures used by other entities. For these purposes, Blizzard defines cash flow from

operations as cash provided by operations before changes in non-cash operating working capital and defines operating netback as revenue less royalties and operating expenses.

Overview

Blizzard experienced significant growth in the first quarter of 2005 primarily due to the 2004 Acquisition and the Sousa winter development program. Approximately 1,300 boe/d of production was acquired in December 2004 and was on stream for the entire first quarter. In addition, Blizzard drilled, completed and tied-in 97 wells at Sousa, upgraded the main facility, twinned the gathering system and installed new field compression. The winter program boosted production at Sousa by approximately 50% in March 2005 and more than doubled Sousa production when all the wells came on stream in April to approximately 18.5 MMcf/d.

Financial and Operating Results

Quarterly Results

	Mar. 31, 2004	Jun. 30, 2004	Sep. 30, 2004	Dec. 31, 2004	Total	Mar. 31, 2005
(000s, except per share amounts)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*
F2004						
Production revenue (net of transportation)	2,847	4,761	4,755	6,614	18,977	**13,751**
Cash flow from operations	1,449	3,264	3,401	4,804	12,918	**9,026**
Per share – basic	0.02	0.05	0.04	0.06	0.17	**0.08**
Per share – diluted	0.02	0.05	0.04	0.06	0.17	**0.08**
Net earnings	192	900	843	1,233	3,168	**3,067**
Per share – basic	--	0.02	0.01	0.01	0.04	**0.03**
Per share – diluted	--	0.02	0.01	0.01	0.04	**0.03**
Capital expenditures	17,054	4,309	6,423	71,445	99,231	**54,401**
Working capital surplus (deficiency)	(12,938)	12,818	9,672	(9,610)	(9,610)	**(54,994)**
Shareholders' equity	40,667	69,281	70,212	116,167	116,167	**119,435**
Production						
Natural gas *(Mcf/d)*	5,247	7,817	8,554	10,362	8,004	**18,200**
Crude oil *(bbls/d)*	--	--	--	35	9	**331**
NGL *(bbls/d)*	--	--	--	34	9	**195**
Combined *(boe/d)*	875	1,303	1,426	1,796	1,351	**3,559**

Production and Revenue

Production revenue for the three months ended March 31, 2005 was $13,751,000 versus $2,847,000 for the first quarter of 2004. This 382% year-over-year improvement was a result of increases in production as well as higher commodity prices. Production in the first quarter of 2005 reached 3,559 boe/d compared to 875 boe/d recorded a year ago, with approximately 1,300 boe/d of this 307% increase resulting from production acquired and 1,384 boe/d being added through the drill bit. During the first quarter of 2005, wellhead prices for natural gas, crude oil and NGL averaged $6.85/Mcf, $59.41/bbl and $43.90/bbl, respectively, compared to $5.96/Mcf received for natural gas a year ago. Blizzard did not have any crude oil or NGL production during the comparable period in 2004. On a volumetric equivalent basis, 85% of Blizzard's 2005 first quarter production was derived from natural gas.

Approximately 16% of Blizzard's natural gas production is dedicated to a long-term sales contract with Pan Alberta Gas Ltd. The remainder of our natural gas production is sold into the spot market at a daily index price. The Pan Alberta price (net of pipeline transportation) for the three months ended March 31, 2005 and 2004 averaged $6.14/Mcf and $5.91/Mcf, respectively, which was 12% and 2% lower than the spot price at AECO.

Blizzard's crude oil and NGL production is sold under short-term contracts with two purchasers. Purchasers are selected through a competitive bid process. No price hedging contracts were in place during either the 2005 or 2004

three-month period and none are currently in place.

Production Sales Markets (net of transportation)

Three Months Ended March 31,	2005				2004			
Market	Volume	Price	Revenue	%	Volume	Price	Revenue	%
Natural gas	*(MMcf)*	*($/Mcf)*	*($000s)*		*(MMcf)*	*($/Mcf)*	*($000s)*	
Daily spot and other	**1,338**	**7.00**	**9,371**	**83.6**	247	6.01	1,485	52.2
Pan Alberta Gas	**300**	**6.14**	**1,842**	**16.4**	230	5.91	1,362	47.8
Total natural gas	**1,638**	**6.85**	**11,213**	**100.0**	477	5.96	2,847	100.0
Crude oil & NGL	*(bbl)*	*($/bbl)*	*($000s)*		*(bbl)*	*($/bbl)*	*($000s)*	
Crude oil	**29,751**	**59.41**	**1,767**		--	--	--	
NGL	**17,558**	**43.90**	**771**		--	--	--	
Total crude oil & NGL	**47,309**	**53.65**	**2,538**					
Combined	*(boe)*	*($/boe)*	*($000s)*		*(boe)*	*($/boe)*	*($000s)*	
Total production	**320,306**	**42.93**	**13,751**		79,582	35.77	2,847	

<u>Royalty Expense</u>

Total royalties (net of ARTC) for the three months ended March 31, 2005 and 2004 were $2,274,000 and $493,000, respectively. The average royalty rate (as a percentage of production revenue) has dropped modestly between the two periods from 17.3% to 16.5%. The breakdown of this rate into the components of Crown royalty expense, ARTC and gross overriding royalty expense is outlined in the table in this section. Crown royalty expense for the first quarter of 2005 was $2,362,000 compared to $421,000 for the same quarter a year ago. While this 461% increase is largely a function of higher production revenue, our average Crown royalty rate also increased 16% to 17.2% in 2005 from 14.8% in 2004 as a result of adding new production at Grande Prairie where initial production rates are much higher per well versus those at Sousa. The provincial Crown royalty rate formula is sensitive to well production rates such that more prolific wells attract a higher Crown royalty rate.

The ARTC amounts recorded in the financial statements are estimates and reflect expected rebates of Crown royalty expense paid on wells eligible for ARTC. Crown royalties on the base production acquired at Sousa in December 2003 are not eligible for ARTC because the previous property owner was an "above-limit company".

Overriding royalty expense as a percentage of revenue is trending downwards because a smaller percentage of new well production is not subject to overriding royalty burdens.

Three Months Ended March 31,	2005			2004		
	($000s)	*(%)*	*($/boe)*	*($000s)*	*(%)*	*($/boe)*
Gas revenue	**13,751**	--	--	2,847	--	--
Crown royalty	**2,362**	**17.2**	**7.37**	421	14.8	5.29
ARTC	**(125)**	**(1.0)**	**(0.39)**	--	--	--
Gross overriding royalty	**37**	**0.3**	**0.12**	72	2.5	0.91
Total	**2,274**	**16.5**	**7.10**	493	17.3	6.20

<u>Operating Expenses</u>

Operating expenses for the three months ended March 31, 2005 and 2004 were $1,601,000 and $522,000, respectively. On a unit of production basis, operating costs equaled $5.00/boe in 2005 versus $6.56/boe a year ago. Operating expenses per unit are decreasing in 2005 as a result of production increases in the Sousa area. The majority of operating costs in Sousa are fixed as opposed to variable, which serves to drop the average cost per unit of production as production rates increase. A portion of these efficiencies were offset by higher costs per unit at Grande Prairie, which are closer to $7.00/boe. The net result on a consolidated basis is a corporate average operating cost of $5.00/boe in the first quarter of 2005.

Stock-Based Compensation Expense

Stock-based compensation expense of $210,000 was recognized for the quarter ended March 31, 2005 compared with $136,000 for the first three months of 2004. These provisions were calculated using the fair value method of accounting for stock options, performance warrants and founders' shares. In addition, future stock-based compensation expense of $1,567,000 was calculated at March 31, 2005 ($1,300,592 at March 31, 2004), which will be recognized in future periods as the stock options, warrants and founders' shares vest.

General and Administrative Expenses

General and administrative expenses ("**G&A**") were $529,000 and $333,000 for the three months ended March 31, 2005 and 2004, respectively. On a per unit basis, this translates to $1.65/boe and $4.18/boe, respectively, for a 61% decrease in head office costs per boe. While G&A has increased in absolute terms, reflecting higher activity levels, the overall efficiency of Blizzard is improving dramatically on a unit of production basis. G&A expenses shown on the income statement are recorded net of a reclassification of costs attributed to exploration and development activities, which transfers a portion of costs from expense to property and equipment. These costs were $203,000 and $133,000 for the three months ended March 31, 2005 and 2004, respectively. The percentage of G&A capitalized has remained consistent at approximately 28% for both of the periods.

At March 31, 2005, Blizzard had 17 full-time employees.

Interest Expense

Interest expense of $272,000 and $90,000 was recorded for the quarters ended March 31, 2005 and 2004, respectively. The interest recorded in the first quarter of 2005 includes $65,000 in financing fees paid to the bank for the increase in the bank line effective December 2004. Another $90,000 in financing fees is recorded in prepaid expenses at March 31, 2005, which will be expensed in the second quarter of 2005 to coincide with the renewal of the bank line scheduled on June 1, 2005. Excluding the impact of the financing fees, interest expense in the first quarter of 2005 was still higher than the comparable period in 2004 due to higher debt levels. Average interest rates between the two periods did not vary significantly. Higher debt levels were experienced during the first three months of 2005 as a result of the winter drilling activity this year, which amounted to more than three-times that encountered in the first quarter of 2004. Blizzard continues to fix the interest rate for most of its bank debt on a short-term basis by using bankers' acceptances (BAs), which can usually result in an effective borrowing rate below the bank's prime rate.

Depletion and Depreciation Expense

Depletion and depreciation ("**D&D**") expense totaled $4,154,000 or $12.97/boe produced for the quarter ended March 31, 2005 compared to $855,000 or $10.75/boe produced a year ago. D&D has been computed based on reserve estimates contained in the Blizzard Engineering Report and adjusted for changes that occurred in the first quarter of 2005, as determined by Blizzard management. Future development costs on proved undeveloped reserves of $4,957,000 are included in the determination of the asset base subject to depletion and depreciation at March 31, 2005 versus $1,736,000 at March 31, 2004. The D&D calculation at March 31, 2005 excludes $31,316,000 of costs related to unproved property versus $6,463,000 at March 31, 2004. This number has increased significantly, reflecting the addition of undeveloped land Blizzard acquired through the acquisition completed in December 2004 (estimated at $13,000,000) and investments made in Northeastern British Columbia in the 2005 first quarter, which had no reserve evaluation completed at March 31, 2005 (estimated at $11,140,000). In addition, the cost base being depleted at March 31, 2005 includes $4,356,000 (March 31, 2004 – 3,326,000) in costs associated with asset retirement obligations.

Income Tax Expense

Blizzard has not paid or incurred any current income taxes, other than large corporation taxes that have been estimated at $58,000 for the first quarter of 2005 and $nil for the comparable period in 2004. Future income taxes for the three months ended March 31, 2005 have been estimated at $1,516,000 versus $240,000 for the three months

ended March 31, 2004. Future income taxes, as a percentage of earnings before income taxes, is approximately 33% for the first quarter of 2005. At March 31, 2005, Blizzard carried a future tax liability balance of $5,706,000 because the value of the tax pools available to Blizzard to shelter future income is below their book value.

Cash Flow from Operations and Net Earnings

Cash flow from operations for the quarter ended March 31, 2005 increased 522% to $9,026,000 or $0.08 per basic and diluted share versus $1,450,000 or $0.02 per basic and diluted share for the quarter ended March 31, 2004. This significant increase was a result of higher production, coupled with higher commodity prices and lower costs in a number of cost categories. Production increased as a result of new production added through the drill bit and the production acquisition that closed in December 2004.

Net earnings for the three months ended March 31, 2005 increased 1,489% to $3,067,000 or $0.03 per basic and diluted share versus $193,000 or $nil per basic and diluted share a year ago. Not unlike cash flow, the earnings increase was primarily due to higher production and lower per unit costs.

Netbacks ($/unit)

Three Months Ended	Mar. 31, 2004	Jun. 30, 2004	Sep. 30, 2004	Dec. 31, 2004	Mar. 31, 2005
Natural gas revenue *($/Mcf)*	5.96	6.69	6.04	6.58	**6.85**
Crude oil revenue *($/bbl)*	--	--	--	50.34	**59.41**
NGL revenue *($/bbl)*	--	--	--	55.90	**43.90**
Production revenue *($/boe)*	35.77	40.16	36.26	40.02	**42.93**
Royalty and other income	0.52	0.38	0.19	0.92	**0.03**
Crown royalties, net of ARTC	(5.29)	(4.70)	(5.80)	(1.60)	**(6.98)**
Gross overriding royalties	(0.91)	(0.50)	(0.34)	(0.36)	**(0.12)**
Operating expenses	(6.56)	(3.93)	(0.86)	(3.97)	**(5.00)**
Operating netback	23.53	31.41	29.45	35.01	**30.86**
General and administrative	(4.18)	(3.12)	(3.30)	(5.12)	**(1.65)**
Interest	(1.14)	(0.43)	(0.26)	(0.05)	**(0.85)**
Large corporation tax	--	(0.32)	0.04	(0.78)	**(0.18)**
Cash flow netback	18.21	27.54	25.93	29.06	**28.18**
Stock-based compensation	(1.71)	(1.04)	(1.05)	(2.64)	**(0.66)**
Accretion expense	(0.33)	(0.31)	(0.29)	(0.23)	**(0.25)**
Depletion and depreciation	(10.75)	(14.09)	(13.65)	(12.94)	**(12.97)**
Future taxes	(3.01)	(4.51)	(4.52)	(5.79)	**(4.73)**
Net earnings ($/boe)	2.41	7.59	6.42	7.46	**9.57**

Net earnings on a unit of production basis (or "netback") reached a new Company record at $9.57/boe, which was 297% higher than the $2.41/boe recorded in the first quarter of 2004. Higher commodity prices had a positive effect on the results, while cost reductions for operating, administrative and interest expense further improved the cash flow netback. Reductions in stock-based compensation and accretion expense were essentially offset by increases in depletion, depreciation and future taxes. Overall, the corporate netbacks were significantly higher than any previous quarter.

Reserves

The financial statements for the quarter ended March 31, 2005 were prepared using the Blizzard Engineering Report, but adjusted for any changes that have occurred since the year-end, as determined by internal engineering staff. The evaluation of reserves conducted by GLJ was in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook.

Liquidity and Capital Resources

Blizzard invested $54,401,000 into capital activities during the first quarter of 2005 versus $17,054,000 for the same

period in 2004. The allocation of these expenditures is set out in the following table:

Three Months Ended March 31,	2005	2004
(000s)	*($)*	*($)*
Land	**302**	63
Geological and geophysical	**4,294**	3
Drilling, completions and equipping	**26,730**	9,178
Facilities and gathering systems	**23,053**	5,538
Property acquisitions	**--**	2,030
Other	**22**	242
Total capital expenditures	**54,401**	17,054

Capital investments in the first quarter of 2005 included $34,036,000 of expenditures at Sousa, $5,013,000 at Grande Prairie and $15,352,000 at Northeastern British Columbia. At Sousa, 100% of the winter development program was completed by March 31, 2005 and included the drilling, completion and tie-in of 97 wells ahead of schedule. All of the gathering systems, new field compression and plant upgrades at the main facility were also installed early. At Grande Prairie, two wells were drilled, six wells were completed and a concentrated effort to tie-in all wells capable of production was ongoing. Our budget to spend $16,000,000 by April 30, 2005 under the farm-in at Northeastern British Columbia was close to completion by March 31, 2005, with spending in this area reaching $15,400,000. This program included a $4,200,000 seismic program with the balance directed towards drilling, completion, tie-in and pipeline installation. In fact, two wells were completed and producing by quarter-end. The capital expenditures program for the first quarter of 2005 was funded with cash flow from operations for the quarter and bank borrowing. At March 31, 2005, Blizzard had a cash and working capital deficiency of $54,994,000, which included bank debt of $35,633,000. Blizzard has access to a total of $60,000,000 in revolving term credit facilities with a Canadian chartered bank. Borrowing under the facilities revolves until May 31, 2005 with annual extension periods available at the request of Blizzard and subject to the bank's approval. This facility is subject to an annual review and re-determination of Blizzard's borrowing base by the bank with the next review to occur by May 31, 2005 (see subsequent event note 11 in the accompanying notes to financial statements).

Under the Sierra Farim-in Agreement, Blizzard has a commitment with a senior oil and gas producer to spend an aggregate of $16,000,000 in Northeastern British Columbia by April 30, 2005. Collateral pledged as security for the commitment consists of a $16,000,000 fixed and floating charge debenture over a portion of Blizzard's oil and gas properties, which is subordinated to the bank.

Blizzard's total capital budget for 2005 is approximately $86,000,000. This capital program will be funded through a combination of cash flow and bank debt. There are two primary risks that could affect Blizzard's cash flow: (i) the risk that Blizzard does not meet its production volume forecasts, and (ii) a significant drop in the price of natural gas and/or crude oil.

Critical Estimates

The proved natural gas reserves used in determining Blizzard's depletion rates, the borrowing base from its bank and the ceiling test are based on management's best estimates of reserves, which are subject to uncertainty. Through the use of geological, geophysical and engineering data, the accumulations of natural gas, crude oil and NGL are examined to determine quantities available for future production given existing operating conditions and technology. The evaluation of these reserves is an ongoing and dynamic process impacted by current production, development activities and changing economic conditions, and as a result, the reserves are estimates that are subject to variability.

Recent Financial Reporting Developments

New accounting guidelines were released regarding hedging activities and full cost accounting for oil and gas entities. The hedging guideline deals with identification, designation, documentation and effectiveness assessments associated with hedging relationships. The full cost guideline establishes new rules for assessing asset impairment, among other changes. In essence, the ceiling test incorporates future prices and costs in the determination of future cash flows as opposed to the previous requirement of using constant prices and costs. Neither of these two guidelines had an impact on Blizzard in 2004 or 2005.

Business Risks and Uncertainties

Blizzard is exposed to numerous risks and uncertainties associated with the exploration for and development and acquisition of crude oil and natural gas. Primary risks include the uncertainty associated with exploration drilling, changes in production practices, product pricing, industry competition and government regulations.

Drilling activities are subject to numerous technical risks and uncertainties of discovering commercially productive reservoirs. Blizzard attempts to offset exploration risk by utilizing trained professional staff and conducting extensive geological and geophysical analysis prior to drilling wells.

Blizzard monitors and complies with current government regulations that affect its activities, although operations may be adversely affected by changes in government policy, regulations or taxation. In addition, Blizzard maintains a level of liability, property and business interruption insurance that is believed to be adequate for Blizzard's size and activities, but is unable to obtain insurance to cover all risks within the business or in amounts to cover all possible claims.

Year Ended December 31, 2004 to Year Ended December 31, 2003

The following discussion and analysis has been prepared by management and reviewed and approved by the board of directors of Blizzard. The discussion and analysis is a review of the operational results of Blizzard with disclosure of oil and gas activities in accordance with NI 51-101 and a review of financial results of Blizzard based on GAAP. Its focus is primarily a comparison of the operational and financial performance for the years ended December 31, 2004 and 2003 and should be read in conjunction with the audited financial statements of Blizzard for the year ended December 31, 2004 and accompanying notes contained in Schedule C of this Appendix.

Cash flow from operations and operating netback are not recognized measures under GAAP. Management believes that in addition to net earnings, cash flow from operations and operating netback are useful supplemental measures as they demonstrate Blizzard's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that these measures should not be construed as an alternative to net earnings determined in accordance with GAAP as an indication of Blizzard's performance. Blizzard's method of calculating these measures may differ from other entities, and accordingly, they may not be comparable to measures used by other entities. For these purposes, Blizzard defines cash flow from operations as cash provided by operations before changes in non-cash operating working capital and defines operating netback as revenue less royalties and operating expenses.

Certain information regarding Blizzard set forth in this document contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond Blizzard's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other oil and gas companies, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from both internal and external sources. Blizzard's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur. Blizzard assumes no obligation to publicly update or revise any forward-looking information, except as required by law.

Overview

Corporate activities conducted throughout most of 2003 were focused on evaluating various investment opportunities, which led to the 2003 Acquisition. Production for Blizzard commenced immediately following closing of the 2003 Acquisition. Blizzard spent the first quarter of 2004 completing a 34-well capital program at Sousa, which is a winter-access only region. New production from this project commenced in increments throughout March with full production on stream by the beginning of April 2004. These production increases coupled with strong natural gas prices resulted in a significant improvement in cash flow and earnings for the second and third quarters of 2004. New compression was added to the Sousa facility in late June, which accounted for the

majority of the production increase experienced in the third quarter. While natural gas prices did soften during the third quarter when compared to the second quarter, production increases were enough to result in cash flow that was slightly higher than that recorded in the second quarter. Fourth quarter activities were focused on further drilling at Grande Prairie, Alberta, planning and procurement for the 2004/2005 winter program at Sousa and a sizable production purchase in Grande Prairie.

Prior period comparatives are not meaningful because Blizzard had no operations prior to the 2003 Acquisition.

Financial and Operating Results

Quarterly Results

	Q1	Q2	Q3	Q4	Total
(000s, except per share amounts)	*($)*	*($)*	*($)*	*($)*	*($)*
2004					
Production revenue (net of transportation)	**2,847**	**4,761**	**4,755**	**6,614**	**18,977**
Cash flow from operations	**1,449**	**3,264**	**3,401**	**4,804**	**12,918**
Per share – basic	**0.02**	**0.05**	**0.04**	**0.06**	**0.17**
Per share – diluted	**0.02**	**0.05**	**0.04**	**0.06**	**0.17**
Net earnings	**192**	**900**	**843**	**1,233**	**3,168**
Per share – basic	**--**	**0.02**	**0.01**	**0.01**	**0.04**
Per share – diluted	**--**	**0.02**	**0.01**	**0.01**	**0.04**
Capital expenditures	**17,054**	**4,309**	**6,423**	**71,445**	**99,231**
Cash and working capital surplus (deficiency)	**(12,938)**	**12,818**	**9,672**	**(9,610)**	**(9,610)**
Shareholders' equity	**40,667**	**69,281**	**70,212**	**116,167**	**116,167**
Natural gas production *(Mcfe/d)*	**5,247**	**7,817**	**8,554**	**10,778**	**8,108**

	Q1	Q2	Q3	Q4	Total
(000s, except per share amounts)	*($)*	*($)*	*($)*	*($)*	*($)*
2003					
Production revenue (net of transportation)	--	--	--	362	362
Cash used in operations	(22)	(28)	(24)	(43)	(117)
Per share – basic	(0.06)	(0.07)	(0.06)	0.16	(0.03)
Per share – diluted	(0.06)	(0.07)	(0.06)	0.16	(0.03)
Net earnings (loss)	(22)	(28)	(24)	(3,591)	(3,665)
Per share – basic	(0.06)	(0.07)	(0.06)	(0.84)	(1.03)
Per share – diluted	(0.06)	(0.07)	(0.06)	(0.84)	(1.03)
Capital expenditures	--	--	8	37,422	37,430
Cash and working capital surplus	353	325	443	2,709	2,709
Shareholders' equity	195	166	143	40,381	40,381
Natural gas production *(Mcfe/d)*	--	--	--	682	172

Production and Revenue

Production revenues for the three months and year ended December 31, 2004 were $6,614,000 and $18,977,000, respectively, with 91% of year-to-date revenues coming from natural gas production concentrated in the Sousa area. Total production averaged 10,778 Mcfe/d for the fourth quarter of 2004, representing a 26% increase over the third

quarter average of 8,554 Mcfe/d. Average production for the year ended 2004 was 8,108 Mcfe/d. Product prices received by Blizzard for the fourth quarter averaged $6.67 per Mcfe, which was 10% higher than the $6.04 per Mcfe averaged during the third quarter of 2004. An average price of $6.40 per Mcfe was received for the year ended December 31, 2004. Approximately 39% of Blizzard's 2004 production was sold under a long-term sales contract with Pan Alberta Gas Ltd. with the remainder sold into the spot market at a daily index price. The Pan Alberta price (net of pipeline transportation) for the three months and year ended December 31, 2004 averaged $6.27 per Mcf and $6.05 per Mcf, respectively, which was 6% and 9% lower than the spot price at AECO. During 2004 and to date in 2005, no price hedging contracts have been in place.

Sales Markets (net of transportation)

Years Ended December 31,	2004				2003			
Market	Volume	Price	Revenue	%	Volume	Price	Revenue	%
	(Mcfe)	*($/Mcfe)*	*($000s)*		*(Mcfe)*	*($/Mcfe)*	*($000s)*	
Daily spot and other	**1,769,955**	**6.63**	**11,736**	**61**	n/a	n/a	n/a	n/a
Pan Alberta Gas Ltd.	**1,197,395**	**6.05**	**7,241**	**39**	n/a	n/a	n/a	n/a
Total	**2,967,350**	**6.40**	**18,977**	**100**	62,725	5.77	362	n/a

Land Holdings

Years Ended December 31,	2004			2003		
	Gross	Net	Average Interest	Gross	Net	Average Interest
	(acres)	*(acres)*	*(%)*	*(acres)*	*(acres)*	*(%)*
Developed lands	**146,717**	**124,140**	**85**	111,997	98,285	88
Undeveloped lands	**503,973**	**403,419**	**80**	370,282	334,690	90
Total lands	**650,690**	**527,559**	**81**	482,279	432,975	90

Note: Northeast British Columbia farmout acreage totaling 160,587 acres has not been included.

Drilling Activity

	Exploration		Development		Total	
	Gross	Net	Gross	Net	Gross	Net
	(#)	*(#)*	*(#)*	*(#)*	*(#)*	*(#)*
2004						
Oil and NGLs	--	--	--	--	--	--
Natural gas	**8**	**3.7**	**65**	**48.4**	**73**	**52.1**
Dry and abandoned	--	--	**3**	**1.6**	**3**	**1.6**
Total wells	**8**	**3.7**	**68**	**50.0**	**76**	**53.7**
Success rate *(%)*	**100**	**100**	**96**	**97**	**96**	**97**
Average capital working interest *(%)*		**46**		**73**		**71**

Royalty Expense

Royalties (net of ARTC) for the three months and year ended December 31, 2004 were $323,000 and $2,240,000, respectively, consisting of Crown royalty expense and gross overriding royalty expense as outlined in the table below. Crown royalties (net of ARTC) for the fourth quarter of 2004 totaled $264,000 or 4.0% of revenue, while gross overriding royalties totaled $59,000 or 0.9% of revenue. Crown and overriding royalties for the year were $2,003,000 or 10.6% of revenue and $237,000 or 1.2% of revenue, respectively.

Crown royalty expense as a percentage of revenue dropped significantly in the fourth quarter of 2004 due to an adjustment to Blizzard's gas cost allowance ("**GCA**"). GCA totaling $678,000 and representing a full year of recoveries was recognized late in the fourth quarter. Under normal circumstances, only one-quarter of this adjustment would have been booked in the final three months of the year. The actual Crown royalty rate, net of one-

quarter of this recovery, was 13.2% of revenue that more accurately reflects a normalized fourth quarter rate for Blizzard.

Overriding royalty expense as a percentage of revenue trended downwards because many of the new wells were not subject to overriding royalty burdens.

The ARTC amounts recorded in the financial statements are estimates and reflect expected rebates of Crown royalty expense paid on new wells only. Crown royalties on the base production acquired at Sousa in December 2003 are not eligible for ARTC because the previous property owner was an "above-limit" company.

Years Ended December 31,	2004			2003		
	($000s)	(%)	($/unit)	($000s)	(%)	($/unit)
Revenue	**18,977**	**--**	**--**	362	--	--
Crown royalty	**2,289**	**12.1**	**0.77**	60	16.3	0.94
ARTC	**(286)**	**(1.5)**	**(0.10)**	--	--	--
Gross overriding royalty	**237**	**1.2**	**0.08**	10	2.8	0.16
Total	**2,240**	**11.8**	**0.75**	70	19.1	1.10

Production Expenses

Production expenses for the three months and year ended December 31, 2004 were $656,000 and $1,755,000, respectively. On a unit of production basis, operating costs equaled $0.66 per Mcfe during the fourth quarter and $0.60 per Mcfe for the year ended 2004. Per unit operating costs trended up in the fourth quarter due to new production added in Grande Prairie, which experiences higher processing costs because the production goes through third party facilities.

Stock-Based Compensation Expense

Stock-based compensation expense of $437,000 was recognized for the quarter ended December 31, 2004 and $834,000 for the year. These provisions were calculated using the fair value method of accounting for stock options, performance warrants and founders' shares. In addition, future stock-based compensation expense of $1,745,000 was calculated at December 31, 2004, which will be recognized in future periods as the stock options, warrants and founders' shares vest.

General and Administrative Expenses

G&A expenses were $845,000 and $1,981,000 for the three months and year ended December 31, 2004, respectively. On a per unit basis, this translates to $0.85 per Mcfe and $0.67 per Mcfe, respectively. These rates were up from the $0.55 per Mcfe reported for the first nine months of the year because performance bonuses of $341,000 were paid and expensed in December 2004. G&A expenses shown on the income statement are recorded net of a reclassification of costs attributed to exploration and development activities, which effectively transfers a portion of costs from expense to property and equipment. These costs were $435,000 and $949,000 for the three months and year ended December 31, 2004, respectively. G&A expenses for the year ended 2003 were $374,000, which represented head office costs associated with the start-up of Blizzard.

At December 31, 2004, Blizzard had 15 full-time employees versus eight at December 31, 2003.

Interest Expense

Interest expense of $8,000 and $183,000 was recorded for the three months and year ended December 31, 2004, respectively. During the fourth quarter, Blizzard was debt free until December 22, 2004, at which time bank debt was used to partially finance a production acquisition. Interest on the bank loan is at the bank's prime rate. An option under this facility allows Blizzard to fix the interest rate for all or part of its bank debt on a short-term basis by using bankers' acceptances, which could result in an effective borrowing rate below the bank's prime rate.

Depletion and Depreciation Expense

D&D expense totaled $2,139,000 for the quarter ended December 31, 2004 or $2.16 per Mcfe produced. D&D expense was $6,454,000 for the year ended 2004 or $2.17 per Mcfe produced. D&D has been computed based on reserve estimates contained in the Blizzard Engineering Report. The D&D calculation for the period includes $21,836,000 of future development costs (to develop proved reserves) and excludes $27,442,000 of unproved property costs from the cost base used to calculate the expense. Furthermore, the cost base being depleted includes $4,356,000 in costs associated with asset retirement obligations. Blizzard's D&D rate per unit of production for the fourth quarter was down slightly from that recorded in the third quarter of 2004 because of reserve additions.

Income Tax Expense

At December 31, 2003, Blizzard carried a future tax asset balance of $345,000 because the value of the tax pools available to Blizzard to shelter future income exceeded their book value. At December 31, 2004, Blizzard recorded a future tax liability of $4,190,000 as it accumulated profits from the business and utilized its tax pools to eliminate paying current taxes.

Cash Flow from Operations and Net Earnings

Cash flow from operations for the quarter ended December 31, 2004 was $4,804,000 or $0.06 per basic and diluted share and $12,918,000 or $0.17 per basic and diluted share for the year. Fourth quarter cash flow was up from the 2004 third quarter due to production increases at Grande Prairie and nine days of production from the acquisition that was completed on December 22, 2004. During 2003, Blizzard recorded a fourth quarter cash loss of $43,000 and a cash loss of $117,000 for the year. These losses were incurred as a result of administration expenses required during the start-up phase of Blizzard.

Net earnings for the quarter ended December 31, 2004 were $1,233,000 or $0.01 per basic and diluted share, pushing net earnings for the year to $3,168,000 or $0.04 per basic and diluted share. Net losses for 2003 totaled $3,591,000 for the fourth quarter and $3,665,000 for the year due primarily to the recognition of stock-based compensation expense.

Netbacks

Years Ended December 31,	**2004**	2003
	($/Mcfe)	*($/Mcfe)*
Total production revenue	**6.66**	6.02
Transportation	**(0.26)**	(0.25)
Natural gas revenue	**6.40**	5.77
Royalty and other income	**0.09**	0.01
Crown royalties, net of ARTC	**(0.67)**	(0.94)
Gross overriding royalties	**(0.08)**	(0.16)
Operating expenses	**(0.60)**	(0.80)
Operating netback	**5.14**	3.88
General and administrative	**(0.67)**	(5.96)
Interest	**(0.06)**	(0.17)
Current income tax	**--**	0.51
Large corporation tax	**(0.05)**	(0.11)
Cash flow from operations netback	**4.36**	(1.85)
Stock-based compensation	**(0.28)**	(55.67)
Accretion expense	**(0.06)**	--
Depletion and depreciation	**(2.17)**	(1.65)
Future taxes	**(0.78)**	0.75
Net earnings	**1.07**	(58.42)

Net earnings on a unit of production basis improved approximately 15% to $1.14 per Mcfe in the fourth quarter of 2004 versus $0.99 per Mcfe posted for the first nine months of the year. This increase was due to an increase in

natural gas prices and a reduction in Crown royalty expense.

Reserves

In the Blizzard Engineering Report, GLJ evaluated the crude oil, NGL and natural gas reserves of Blizzard as at December 31, 2004. GLJ based their evaluation on land data, well and geological information, reservoir studies, estimates of on stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts and future operating plans provided by Blizzard, and prepared their report in accordance with NI 51-101. The required disclosure of the reserve estimates and future net revenue of Blizzard as at December 31, 2004 based on forecast prices and costs, followed by similar information based on constant prices and costs, are outlined below along with the economic assumptions used in preparing those estimates. Please see "*Statement of Reserves Data and Other Information*" in this Appendix for additional information regarding the reserves of Blizzard as at December 31, 2004.

Liquidity and Capital Resources

Blizzard invested $71,445,000 into capital activities during the fourth quarter of 2004, which brought Blizzard's total spending to $99,231,000 for the year. The allocation of these expenditures is set out in the following table:

Years Ended December 31,	**2004**	2003
(000s)	*($)*	*($)*
Land	**608**	--
Geological and geophysical	**249**	34
Drilling, completions and equipping	**24,818**	408
Facilities and gathering systems	**8,983**	20
Property acquisitions	**63,555**	36,922
Other	**1,018**	46
Total capital expenditures	**99,231**	37,430

Capital Expenditures

Year Ended December 31,	**2004**
	(%)
Property Acquisitions	**64.0**
Drilling, Completions & Equipping	**25.0**
Facilities & Gathering Systems	**9.0**
Other	**1.0**
Land	**0.5**
Geological & Geophysical	**0.5**

The capital investments summarized above include the drilling, completion, equipping, and tie-in of 34 net wells at Sousa as well as the addition of booster compression at the facility. The drilling component of this program was completed in the first quarter of 2004, while the facility upgrade was completed during the second quarter for a total cost of approximately $15,000,000. In addition, Blizzard closed two small property acquisitions totaling $4,000,000 to increase its working interest in the Sousa unit from 91% to 100%. Subsequent to the 2004 first quarter, Blizzard invested approximately $13,100,000 at Grande Prairie resulting in new production of 3.0 MMcfe/d. Survey costs through the summer and an early start on the 97-well program at Sousa for the 2004/2005 winter program resulted in a further investment of $7,600,000 in 2004. Finally, Blizzard added to its land portfolio and production base through a major property acquisition late in the fourth quarter for $63,000,000. As part of this transaction, Blizzard disposed of certain undeveloped land that was a portion of this acquisition to a joint venture partner in the Grande Prairie region for sales proceeds of $3,500,000.

The capital expenditures program for the year was funded from three equity issues, cash flow from operations and short-term bank borrowing. At December 31, 2004, Blizzard had a cash and working capital surplus of $2,489,000 and bank debt of $12,099,000 resulting in net debt of $9,610,000. Blizzard has access to a total of $60,000,000 in revolving term credit facilities with a Canadian chartered bank. Borrowing under the facilities revolve until May 31,

2005 with annual extension periods available at the request of Blizzard and subject to the bank's approval. This facility is subject to an annual review and re-determination of Blizzard's borrowing base by the bank with the next review to occur by May 31, 2005.

Under the Sierra Farm-in Agreement, Blizzard has a drilling commitment with a senior oil and gas producer to spend an aggregate of $16,000,000 in Northeastern British Columbia by April 30, 2005. Collateral pledged as security for the commitment consists of a $16,000,000 fixed and floating charge debenture over a portion of Blizzard's oil and gas properties, which is subordinated to the bank.

Blizzard's total capital budget for 2005 is approximately $86,000,000. This capital program will be funded through a combination of cash flow and bank debt. There are two primary risks that could affect Blizzard's cash flow: (i) the risk that Blizzard does not meet its production volume forecasts, and (ii) a significant drop in the price of natural gas and/or crude oil.

Blizzard estimates that it had unused tax pool balances of approximately $130,000,000 as at December 31, 2004.

Critical Accounting Estimates

The proved natural gas reserves used in determining Blizzard's depletion rates, the borrowing base from its bank and the ceiling test are based on management's best estimates of reserves, which are subject to uncertainty. Through the use of geological, geophysical and engineering data, the accumulations of natural gas, crude oil and NGL are examined to determine quantities available for future production given existing operating conditions and technology. The evaluation of these reserves is an ongoing and dynamic process impacted by current production, development activities and changing economic conditions, and as a result, the reserves are estimates that are subject to variability.

Recent Financial Reporting Developments

A number of new accounting standards were released in Canada over the past year. Effective for fiscal years commencing on or after January 1, 2004, new Canadian standards have been implemented with respect to asset retirement obligations and stock-based compensation. Blizzard adopted both of these new standards early as reflected in the financial statements for the year ended December 31, 2003. The financial statements include accretion expense for $37,000 and $138,000 for the fourth quarter and year ended December 31, 2004, respectively, with a corresponding increase in asset retirement obligations on the balance sheet. In addition, stock-based compensation expense totaling $437,000 and $834,000 has been recognized in the statement of earnings for the fourth quarter and year ended December 31, 2004, respectively, with a corresponding increase in contributed surplus on the balance sheet.

New accounting guidelines were released regarding hedging activities and full cost accounting for oil and gas entities. The hedging guideline deals with identification, designation, documentation and effectiveness assessments associated with hedging relationships. The full cost guideline establishes new rules for assessing asset impairment, among other changes. In essence, the ceiling test incorporates future prices and costs in the determination of future cash flows as opposed to the previous requirement of using constant prices and costs. Neither of these two guidelines had an impact on Blizzard in 2004.

Business Risks and Uncertainties

Blizzard is exposed to numerous risks and uncertainties associated with the exploration for and development and acquisition of crude oil and natural gas. Primary risks include the uncertainty associated with exploration drilling, changes in production practices, product pricing, industry competition and government regulations.

Drilling activities are subject to numerous technical risks and uncertainties of discovering commercially productive reservoirs. Blizzard attempts to offset exploration risk by utilizing trained professional staff and conducting extensive geological and geophysical analysis prior to drilling wells.

Blizzard utilizes sound marketing practices in an attempt to partially offset the cyclical nature of commodity pricing,

which is subject to external influences beyond Blizzard's control. Fluctuations in commodity pricing and foreign exchange rates may significantly impact Blizzard's revenue. The oil and natural gas industry is extremely competitive and success in competing with larger well-established competitors is not assured.

Blizzard monitors and complies with current government regulations that affect its activities, although operations may be adversely affected by changes in government policy, regulations or taxation. In addition, Blizzard maintains a level of liability, property and business interruption insurance that is believed to be adequate for Blizzard's size and activities, but is unable to obtain insurance to cover all risks within the business or in amounts to cover all possible claims.

Year Ended December 31, 2003 to Year Ended December 31, 2002

Overview

This management's discussion and analysis should be read in conjunction with the comparative audited annual financial statements of Blizzard for the year ended December 31, 2003 contained in Schedule C to this Appendix.

Cash flow from operations and operating netback are not recognized measures under GAAP. Management believes that in addition to net income, cash flow from operations and operating netback are useful supplemental measures as they demonstrate Blizzard's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Investors are cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Blizzard's performance. Blizzard's method of calculating these measures may differ from other entities and accordingly, they may not be comparable to measures used by other entities. For these purposes, Blizzard defines cash flow from operations as cash provided by operations before changes in non-cash operating working capital and defines operating netback as revenue less royalties and operating expenses.

During the first ten months of 2003, Blizzard was actively searching for an acquisition opportunity that would give Blizzard a stable production base from which to build. This process gathered some momentum in the fall and culminated in the closing of the 2003 Acquisition on December 18, 2003. As a result, the operations of Blizzard up to that point were primarily general and administrative in nature. Production commenced immediately following the closing, which amounted to 13 days before the end of the year. Therefore, the following discussion is limited to the short production period for revenue, royalties and operating expenses. In addition, there are no prior period comparatives, as Blizzard did not have any operations in 2002.

Year Ended December 31, 2003

Production and Revenue

Gross revenue for the year ended December 31, 2003 was $361,989. All of this revenue resulted from the 2003 Acquisition, which closed December 18, 2003. As such, the revenue reflects 13 days of operations in 2003. No revenue was recorded prior to the 2003 Acquisition. The production volume associated with this revenue was all natural gas and averaged 4,825 Mcf/d for the 13-day period. Blizzard's average natural gas price over this period was $5.77 per Mcf.

Royalties and Expenses

Royalties totaled $69,426 for the 13 days ended December 31, 2003. This equated to 19% of gross revenue. Crown royalties amounted to $59,085, or 16.3% of gross revenue, while gross overriding royalties amounted to $10,341, or 2.9% of gross revenue. Crown royalties on all of the acquired production is not eligible for ARTC, because the vendor was an "above-limit company". Any production that results from new drilling will be eligible for ARTC up to the legislated maximum. Operating expenses for 2003 totaled $50,180, also reflecting 13 days of operations at Sousa. These expenses translated to $0.80 per Mcf, which is in line with expectations.

General and administrative expenses were incurred over the entire twelve months of the year, but no management

salaries or benefits were drawn until November 1, 2003. Expenses were limited to essential start-up costs such as office rent, office maintenance, office supplies and consulting fees. General and administrative expenses for the year ended December 31, 2003 totaled $374,048. By the end of the year, Blizzard had hired eight full-time employees. Geological consulting fees of $33,991 were charged to property and equipment, as they related directly to exploration and development activities.

Interest expense of $10,804 was incurred for the 13-day period ended December 31, 2003 reflecting financing costs on bank debt required as a result of the 2003 Acquisition. Interest on the bank loan is at the bank's prime rate plus 12.5 basis points.

Stock based compensation expense of $3,492,142 was recognized for the year ended December 31, 2003 representing early adoption of the new CICA standards and guidelines found in Section 3870 of the CICA Handbook. This adjustment was calculated using the fair value method of accounting for options, performance warrants and founders shares. Additional stock based compensation expense of $1,410,559 has been calculated at December 31, 2003, which will be recognized in future periods as the Blizzard Options, Blizzard Series A Warrants, Blizzard Series B Warrants and Founders' Shares vest.

Depletion and depreciation expense totaled $103,628 for the 13-day period, or $1.65 per Mcf produced. Depletion has been computed based on estimates provided in the GLJ reserve report dated November 14, 2003 and effective October 1, 2003. The depletion and depreciation provision for the period includes $10,263,000 of future development costs (to develop proven reserves) and excludes $6,400,000 of unproved property costs from the cost base used to calculate the provision.

Blizzard's future income tax provision for the period reflects an expected tax recovery for the non-capital loss incurred in 2003 that may be used to reduce taxable income in the future.

Cash Flow and Earnings

Cash flow from operations was a loss of $115,936 (or $0.03 per share) for the year ended December 31, 2003. The cash out-flow resulted because Blizzard recognized only 13 days of operations from the Sousa Property, but a full year of general and administrative start-up expenses. Net loss for the year was $3,664,590 (or $1.03 per share). Non-cash stock based compensation expense of $3,492,142 and start-up expenses were the major contributing factors for the loss that was recognized in the income statement.

Reserves

The financial statements for the year ended December 31, 2003 were prepared using the GLJ reserve report dated November 14, 2003 and effective October 1, 2003 because the GLJ reserve report dated March 22, 2004 and effective December 31, 2003 (the "**GLJ 2003 Report**") was not available at the time they were prepared.

Subsequent to year end, GLJ prepared the GLJ 2003 Report, an evaluation of Blizzard's natural gas reserves and the present value of future net cash flows associated with those reserves effective December 31, 2003. The evaluation was conducted on the basis of GLJ's April 1, 2004 price forecast and in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook.

All of the reserves were added as a result of the 2003 Acquisition.

Based on the GLJ 2003 Report (forecast price and cost assumptions), the present value (at a discount rate of 10%) of Blizzard's Proved Reserves amounted to $46.9 million of Proved plus Probable Reserves (discounted at 10%) amounted to $58.4 million.

Based on the GLJ 2003 Report's estimate of reserves and the December 2003 average production, Blizzard's proved reserve life index is approximately 15.0 years, indicating the significant reserve base available for future production growth.

Liquidity and Capital Resources

Blizzard invested $37,430,881 in 2003, as set out in the following table.

	Year Ended December 31,	
	2003	2002
	($ thousands)	($ thousands)
Land and seismic	-	Nil
Geological and geophysical	34	Nil
Drilling and completions	408	Nil
Facilities	20	Nil
Property acquisitions	36,922	Nil
Corporate acquisitions	-	Nil
Other	46	Nil
Total	37,430	Nil

At December 31, 2003, Blizzard had a working capital surplus of $8,628,611 before bank debt ($2,708,983 after bank debt), which includes a prepayment of $8,727,154 to a contract operator for the winter drilling program to be undertaken in the first quarter of 2004. This prepayment, along with the capital expenditures for the year, were funded primarily by the private placement of 51,250,000 Blizzard Class A Shares that closed on December 16, 2003 for net proceeds of $39,630,000 (net of share issue expenses of $1,370,000) and the remainder by bank debt. Bank debt at December 31, 2003 was $5,919,628. Blizzard has a $15,425,000 extendible revolving term credit facility with a Canadian chartered bank. This facility bears interest at the bank's prime rate plus 12.5 basis points, payable monthly in arrears. Borrowing under the facility revolves until July 31, 2004 with annual extension periods available at the request of the borrower and subject to the bank's approval. This facility is subject to an annual review and re-determination of the Blizzard's borrowing base by the bank, with the next review to occur by June 30, 2004.

Under the Grande Prairie Farm-out Agreement, Blizzard has a drilling commitment with a senior oil and gas producer to spend an aggregate of $14,500,000 by April 30, 2005. Collateral pledged as security for the commitment consists of a $30,000,000 fixed and floating charge debenture over Blizzard's oil and gas properties, which is subordinated to the bank.

Blizzard's total capital budget for 2004 is approximately $25.7 million. This capital program will be funded through a combination of cash flow from operations and bank debt. There are two primary risks that could affect Blizzard's cash flow: (i) the risk that Blizzard does not meet its production volume forecasts and; (ii) a significant drop in the price of natural gas.

Blizzard estimates that it had unused tax balances of approximately $38 million as at December 31, 2003.

Recent Financial Reporting Developments

A number of new accounting standards were released in Canada over the past year. Effective for fiscal years commencing January 1, 2004, new Canadian standards will be implemented with respect to asset retirement obligations and stock based compensation. Blizzard has decided to adopt both of these new standards early. As a result the financial statements for the year ended December 31, 2003 include recognition for asset retirement obligations on the balance sheet for $2,375,602 with a corresponding increase in property and equipment. In addition, stock based compensation expense totaling $3,492,142 has been recognized in the statement of loss for the year ended December 31, 2003 with a corresponding increase in contributed surplus on the balance sheet.

Business Risks and Uncertainties

Blizzard is exposed to numerous risks and uncertainties associated with the exploration for and development and acquisition of crude oil and natural gas. Primary risks include the uncertainty associated with exploration drilling, changes in production practices, product pricing, industry competition and government regulation.

See "*Risk Factors*" in this Appendix for additional information on the risk and uncertainties to which Blizzard is subject.

CAPITALIZATION

The following table outlines Blizzard's capitalization as at the dates noted.

	Authorized	Outstanding as at December 31, 2004	Outstanding as at March 31, 2005 before giving effect to the Arrangement	Outstanding as at March 31, 2005 after giving effect to the Arrangement(6)
Share Capital:				
Blizzard Shares(1)	Unlimited	$112,336,000 (108,774,500 shares)	$112,327,000 (108,774,500 shares)	$118,262,000 (113,742,500 shares)
Blizzard Series A Warrants(2)(4)	2,500,000	$Nil (220,000 warrants)	$Nil (220,000 warrants)	$Nil (Nil warrants)
Blizzard Series B Warrants(3)(4)	2,000,000	$Nil (176,000 warrants)	$Nil (176,000 warrants)	$Nil (Nil warrants)
Debt:				
Bank Loan (5)	$62,000,000	$12,099,000	$35,633,000	$29,698,000

Notes:

(1) Blizzard is authorized to issue an unlimited number of Blizzard Shares and an unlimited number of Blizzard Preferred Shares issuable in series. There are currently no Blizzard Preferred Shares outstanding. See "*Description of Share Capital*" in this Appendix. There are also 4,572,000 Blizzard Shares issuable upon exercise of the Blizzard Options.

(2) Each Blizzard Series A Warrant is exercisable for one Blizzard Share at a price of $0.001 per Blizzard Share. See "*Description of Share Capital – Blizzard Series A Warrants*".

(3) Each Blizzard Series B Warrant is exercisable for one Blizzard Share at a price of $0.001 per Blizzard Share. See "*Description of Share Capital – Blizzard Series B Warrants*".

(4) An additional 220,000 Blizzard Series A Warrants and 176,000 Blizzard Series B Warrants have been issued to the Blizzard Founders and may only be exercised if a corresponding number of Blizzard Series A Warrants or Blizzard Series B Warrants, as applicable, are cancelled.

(5) Blizzard has a $52.0 million extendible revolving term credit facility from a Canadian chartered bank. This facility bears interest at the bank's prime rate, payable monthly in arrears. Blizzard may also borrow by way of bankers' acceptances which are subject to a stamping fee. The loan is a revolving facility until May 31, 2006 with annual extension periods available at the request of the borrower and subject to the bank's approval. This facility is subject to an annual review and re-determination of Blizzard's borrowing base by the bank, with the next review to occur by May 31, 2006. So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayment requirements. Under the terms of the loan agreement, Blizzard is subject to certain financial and non-financial covenants. Collateral pledged for the facility consists of a first floating charge demand debenture in the amount of $150 million over all of the property of Blizzard. Blizzard has a second facility with the same Canadian chartered bank for an additional $10.0 million, which is up for renewal at July 31, 2005.

(6) Assumes all of the Blizzard Options and the Blizzard Warrants are exercised at the Effective Time and that the cash received is applied towards existing bank debt.

DESCRIPTION OF SHARE CAPITAL

Blizzard is authorized to issue an unlimited number of Blizzard Shares and Blizzard Preferred Shares, 2,500,000 Blizzard Series A Warrants and 2,000,000 Blizzard Series B Warrants. Pursuant to the Arrangement, the Blizzard New Common Shares and the Blizzard Preferred A Shares will be created. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Blizzard Shares, the Blizzard Class A Shares, the Blizzard Preferred Shares, the Blizzard Series A Warrants and the Blizzard Series B Warrants. See the Arrangement Agreement attached as Schedule C to the Information Circular for the rights, privileges, restrictions and conditions attaching to the Blizzard New Common Shares and the Blizzard Preferred A Shares.

Blizzard Shares

Blizzard is authorized to issue an unlimited number of Blizzard Shares. Holders of Blizzard Shares are entitled to one vote per Blizzard Share at meetings of shareholders of Blizzard and are entitled to dividends if, as and when declared by the board of directors of Blizzard, subject to prior satisfaction of rights to dividends attached to other shares ranking in priority to the Blizzard Shares. No dividend may be declared in respect of the Blizzard Class A Shares unless the same dividend is concurrently declared in respect of the Blizzard Shares. Upon the liquidation,

dissolution or winding-up of Blizzard, holders of Blizzard Shares will be entitled to receive, pro rata with the holders of Blizzard Class A Shares, the remaining property of Blizzard. As at the date hereof, there are 108,774,500 Blizzard Shares issued and outstanding.

Blizzard Class A Shares

Blizzard is authorized to issue an unlimited number of Blizzard Class A Shares. Holders of Blizzard Class A Shares are entitled to one vote per Blizzard Class A Share at meetings of shareholders of Blizzard and are entitled to dividends if, as and when declared by the board of directors of Blizzard subject to prior satisfaction of rights to dividends attached to other shares ranking in priority to the Blizzard Class A Shares. No dividend may be declared in respect of the Blizzard Shares unless the same dividend is concurrently declared in respect of the Blizzard Class A Shares. Upon the liquidation, dissolution or winding-up of Blizzard, holders of Blizzard Class A Shares will be entitled to receive, pro rata with the holders of Blizzard Shares, the remaining property of Blizzard. As at the date hereof, no Blizzard Class A Shares are outstanding.

The Blizzard Class A Shares are convertible into Blizzard Shares on a one-for-one basis at any time until 5:00 p.m. (Calgary time) on the date that is three days after the date of issuance of a receipt for a final prospectus of Blizzard from the last of the securities regulatory authorities in the Provinces of Alberta, British Columbia, Manitoba and Ontario qualifying for distribution the Blizzard Shares issuable upon conversion of the Blizzard Class A Shares (the "**Expiry Time**"). Any Blizzard Class A Shares remaining unconverted at the Expiry Time shall be deemed to be converted into Blizzard Shares. As a result of the IPO completed in May 2004, all of the 59,875,000 Blizzard Class A Shares outstanding at that time were converted into an equivalent number of Blizzard Shares.

Blizzard Preferred Shares

The Blizzard Preferred Shares are issuable in one or more series and will have such rights, privileges, restrictions and conditions as the board of directors of Blizzard may by resolution determine. As at the date hereof, no Blizzard Preferred Shares are outstanding.

Blizzard Series A Warrants

As at the date hereof, there are 220,000 Blizzard Series A Warrants outstanding, each of which entitles the holder thereof to acquire one Blizzard Share at a price of $0.001 per share. An additional 220,000 Blizzard Series A Warrants have been issued to the Blizzard Founders and may only be exercised if a corresponding number of Blizzard Series A Warrants issued to employees of Blizzard are cancelled. All outstanding Blizzard Series A Warrants have vested.

Blizzard Series B Warrants

As at the date hereof, there are 176,000 Blizzard Series B Warrants outstanding, each of which entitles the holder thereof to acquire one Blizzard Shares at a price of $0.001 per share. An additional 176,000 Blizzard Series B Warrants have been issued to the Founders and may only be exercised if a corresponding number of Blizzard Series B Warrants issued to employees of Blizzard are cancelled. All outstanding Blizzard Series B Warrants have vested.

MARKET FOR SECURITIES

Trading Price and Volume

The outstanding Blizzard Shares have been listed and posted for trading on the TSX under the trading symbol "BZZ" since May 25, 2004. The following table sets forth the market price ranges and the aggregate volume of trading of the Blizzard Shares on the TSX for the months indicated:

Period	High ($)	Low ($)	Close ($)	Volume
2005				
January	2.84	2.37	2.46	7,161,622
February	3.10	2.45	2.76	10,139,263
March	3.15	2.65	2.93	5,262,540
April	2.95	2.16	2.50	3,910,634
May	2.70	2.15	2.61	8,098,595
June (to June 28)	2.90	2.43	2.72	22,397,175
2004				
First Quarter (from May 25)	1.59	1.11	1.40	6,019,100
Second Quarter	2.24	1.37	2.15	13,537,780
Third Quarter	2.81	2.16	2.60	35,618,952
Fourth Quarter	3.15	2.37	2.93	22,561,450

DIVIDEND RECORD AND POLICY

Blizzard has not paid any dividends to date. The payment of dividends in the future will be dependent upon the earnings and financial position of Blizzard and on such other factors as the board of directors of Blizzard considers appropriate. Any payment of dividends by Blizzard requires the prior approval of the bank under Blizzard's credit facility.

PRIOR SALES

Blizzard Shares

Date	Method of Sale	Price per Blizzard Share ($)	Number of Blizzard Shares	Net amount received by Blizzard ($)	Nature of Consideration Received by Blizzard
December 21, 2004	Private Placement of Blizzard Shares	2.20	18,000,000	37,490,000	Cash
December 21,2004	Private Placement of flow-through Blizzard Shares	2.80	3,720,500	9,862,000	Cash
December 18, 2004	Exercise of Blizzard Warrants	0.001	171,000	171	Cash
October 1, 2004	Exercise of Blizzard Warrants	0.001	54,000	54	Cash
August 13, 2004	Exercise of Blizzard Options	0.80	50,000	40,000	Cash
July 29, 2004	Exercise of Blizzard Options	0.80	25,000	20,000	Cash
July 16, 2004	Exercise of Over-Allotment Option granted to underwriters of IPO	1.25	3,000,000	3,750,000	Cash
July 5, 2004	Exercise of Blizzard Warrants	0.001	3,879,000	3879	Cash
May 26, 2004	IPO	1.25	20,000,000	25,000,000	Cash

Blizzard Options

Date	Method of Sale	Price per Blizzard Option ($)	Number of Blizzard Options	Net amount received by Blizzard ($)	Nature of Consideration Received by Blizzard
February 14, 2005	Grant	2.78	10,000	Nil	Nil
January 11, 2005	Grant	2.48	30,000	Nil	Nil
December 8, 2004	Grant	2.20	1,070,000	Nil	Nil
November 8, 2004	Grant	2.35	50,000	Nil	Nil
August 18, 2004	Grant	1.67	700,000	Nil	Nil
June 1, 2004	Grant	1.25	30,000	Nil	Nil

PRINCIPAL SHAREHOLDERS

To the best knowledge of the directors and senior officers of Blizzard, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to any class of voting securities of Blizzard as at the date hereof.

DIRECTORS AND OFFICERS

The following table sets forth the names of the directors and executive officers of Blizzard, their municipalities of residence, positions and offices with Blizzard and their principal occupations:

Name and Municipality of Residence	Position(1)	Principal Occupation(2)	Director or Officer Since
James S. Artindale Calgary, Alberta	Chairman and Director	Chairman of Blizzard	December 19, 2002
Larry G. Evans (4)(5)(6) Calgary, Alberta	Director	Chairman and Chief Executive Officer of Hygait Resources Ltd. (oil and gas company)	December 12, 2003
Frank J. Guidolin(3)(6) Calgary, Alberta	Director	President of Petroaudit Consultants Inc. (oil and gas joint venture audit firm)	December 19, 2003
David R. MacKenzie(3)(5)(6) Calgary, Alberta	Director	President of Voracious Ventures Inc. (private equity investment company)	December 19, 2003
Douglas G. Manner (4)(5)(6) Dallas, Texas	Director	Senior Vice President and Chief Operating Officer of Kosmos Energy LLC (oil and gas company)	December 12, 2003
Robert R. Rooney (4) Calgary, Alberta	Secretary and Director	Partner, Bennett Jones LLP (law firm)	December 19, 2002
George W. Watson(3)(6) Calgary, Alberta	Director	Chief Executive Officer of Critical Control Solutions Corp. (information and technology company)	December 12, 2003
John R. Rooney Calgary, Alberta	President and Chief Executive Officer and Director	President and Chief Executive Officer of Blizzard	December 19, 2002
Michael Machalski Calgary, Alberta	Senior Vice President and Chief Operating Officer	Senior Vice President and Chief Operating Officer of Blizzard	December 19, 2002
Hal A. J. Metcalfe Calgary, Alberta	Vice President Finance and Chief Financial Officer	Vice President Finance and Chief Financial Officer of Blizzard	November 1, 2003

Notes:

(1) James S. Artindale, John R. Rooney and Robert R. Rooney were elected as directors of Pre-Amalgamation Blizzard on December 19, 2002 and have continued as directors of Blizzard following the amalgamation of Pre-Amalgamation Blizzard with Acquisition Corp. Michael Machalski was a director of Pre-Amalgamation Blizzard from December 19, 2002 until December 12, 2003.

(2) Each of the foregoing directors and executive officers has been engaged in his principal occupation or in another capacity with the same entity over the past five years except for: James S. Artindale, who from October 2001 to January 2002 was the Managing Director of Tristone Capital, Inc. and from October 1998 to September 2001 was the VP Corporate Development of Ventus Energy Ltd.; Larry G. Evans, who from October 2001 to January 2004 was the President and Chief Executive Officer of Ice Energy Limited and from December 1997 to January 2001 was the President and Chief Executive Officer of Avalanche Energy Limited; David R. MacKenzie, who from May 1997 to January 2002 was the President of Gascan Resources Ltd.; Douglas G. Manner, who from September 2002 to January 2004 was the President and Chief Operating Officer of White Stone Energy, LLC, from May 2001 to July 2002 was the Chairman and Chief Executive Officer of Mission Resources Corp., from May 2000 to May 2001 was the Chairman and Chief Executive Officer of Bellwether Exploration Co. and prior thereto was the Vice President and Chief Operating Officer of Gulf Canada Resources Limited; John R. Rooney, who from November 2001 to June 2002 was the President and Chief Executive Officer of Equatorial Energy Inc. and from 1999 to November 2001 was the Chief Financial Officer of Equatorial Energy Inc.; Michael Machalski, who from January 2001 to June 2002 was the Chief Operating Officer of Equatorial Energy Inc., from October 2000 to October 2003 was the President of Fish Creek Resources Inc. and prior thereto was an independent oil and gas consultant; and Hal A.J. Metcalfe, who from January 2003 to November 2003 was a financial consultant, from September 2000 to December 2002 was the Vice President Finance and Chief Financial Officer of Spire Energy Ltd. and from November 1998 to August 2000 was the Vice President Finance and Chief Financial Officer of Ventus Energy Ltd.

(3) Member of the Audit and Finance Committee.

(4) Member of the Technical Committee.

(5) Member of the Human Resources and Governance Committee.

(6) Independent director.

Blizzard does not have an executive committee of the board of directors. All of the directors of Blizzard were re-elected as directors at Blizzard's annual meeting of shareholders held on May 10, 2005 and will hold their offices until the next annual meeting of shareholders of Blizzard or until their successors are duly elected or appointed, unless their offices are earlier vacated. All directors stand for election at each annual meeting of shareholders of Blizzard.

As at the date hereof, the directors and officers of Blizzard beneficially own, directly or indirectly, or exercise control or direction over 16,800,255 Blizzard Shares, or approximately 15.4% of the outstanding Blizzard Shares (18,553,255 Blizzard Shares, or approximately 16.3% of the outstanding Blizzard Shares, on a fully diluted basis).

Cease Trade Orders or Bankruptcies

No director, executive officer or controlling shareholder of Blizzard has, within the ten years preceding the date hereof, been a director or officer of any companies that, while that person was acting in such capacity:

(a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c) within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No director, executive officer or controlling shareholder of Blizzard has, within the ten years preceding the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold such person's assets.

Penalties or Sanctions

No director, officer or controlling shareholder of Blizzard has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Blizzard will be subject to in connection with the operations of Blizzard. In particular, certain of the directors and officers of Blizzard are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Blizzard or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Blizzard. In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Blizzard are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Blizzard. Certain of the directors of Blizzard have either other employment or other business or time restrictions placed on them and accordingly, these directors of Blizzard will only be able to devote

part of their time to the affairs of Blizzard.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Compensation of Named Executive Officers

Blizzard currently has four executive officers (the "**Named Executive Officers**"). From December 19, 2002 until October 31, 2003 no cash compensation was paid to the Named Executive Officers. From November 1, 2003 to December 31, 2003, Blizzard paid or accrued aggregate cash compensation of $96,000 to the Named Executive Officers. The aggregate amount of other compensation (as defined by applicable regulations) was not greater than the lesser of $50,000 and 10% of the total annual salary and bonus.

The table below sets forth compensation in respect of the Chief Executive Officer and the other Named Executive Officers for the financial years ended December 31, 2003 and December 31, 2004:

		Annual Compensation			Long-term Compensation			
Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Other Annual Compensation[2] ($)	Blizzard Common Shares under Blizzard Options Granted ($)	Performance Shares[3][4] ($)	Blizzard Warrants[4] ($)	All Other Compensation ($)
James S. Artindale Chairman	2004 2003	144,000 24,000	56,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil 680,000 (A) 544,000 (B)	Nil Nil
John R. Rooney President and Chief Executive Officer	2004 2003	144,000 24,000	56,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil 680,000 (A) 544,000 (B)	Nil Nil
Michael Machalski Senior Vice President and Chief Operating Officer	2004 2003	144,000 24,000	56,000 Nil	Nil Nil	Nil Nil	Nil Nil	Nil 680,000 (A) 544,000 (B)	Nil Nil
Hal A.J. Metcalfe Vice President, Finance and Chief Financial Officer	2004 2003	144,000 24,000	56,000 Nil	Nil Nil	120,000 350,000	Nil 160,000	Nil 50,000 (A) 40,000(B)	Nil Nil

Notes:

(1) None of the Named Executive Officers drew a salary until November 1, 2003, at which time each was awarded a salary of $144,000 per annum.

(2) The value of perquisites and benefits paid to each of the Named Executive Officers was less than the lesser of $50,000 and 10% of each Named Executive Officer's salary and bonus.

(3) The Performance Shares are held in trust and are valued at $.0001 per share ($16.00 in aggregate).

(4) Each of John R. Rooney, James S. Artindale and Michael Machalski, as a Blizzard Founder, received 2,200,000 Blizzard Shares, 680,000 Blizzard Series A Warrants and 544,000 Blizzard Series B Warrants. All of these Blizzard Series A Warrants and Blizzard Series B Warrants have now been converted to Blizzard Shares. See "Description of Share Capital" in this Appendix.

Option Grants

The following table details information with respect to the grant of Blizzard Options to the Named Executive Officers during the financial year ended December 31, 2004:

Name	Blizzard Shares Under Blizzard Options Granted	% of Total Blizzard Options Granted to Employees in Financial Year	Exercise or Base Price ($/Blizzard Share)	Market Value of Blizzard Shares Underlying Blizzard Options on the Date of Grant ($/Blizzard Common Share)[1]	Expiration Date
Hal A.J. Metcalfe Vice President, Finance and Chief Financial Officer	120,000	5.4	$2.20	$2.20	December 8, 2009

Note:

(1) There was no public market for the Blizzard Class A Shares on the date of grant.

Option Exercises

No Blizzard Options were exercised by the Named Executive Officers during the most recently completed financial year. The following table contains information relating to Blizzard Options held by the Named Executive Officers and outstanding as at December 31, 2004.

Name and Principal Position	Blizzard Common Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Blizzard Options at Year End: Number of Blizzard Options		Value of in-the-Money Blizzard Options[1]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Hal A. J. Metcalfe	Nil	Nil	205,000	265,000	327,000	351,000

Employment Contracts and Termination of Employment Arrangements

As at December 31, 2004, Blizzard had entered into contracts with each of the Named Executive Officers. The contracts provide for compensation to the Named Executive Officers for loss of office in the event of change of control, as defined in the contracts of Blizzard. Such compensation is equal to 150% of the Named Executive Officer's annual salary in effect plus 150% of the Named Executive Officer's most recent annual bonus.

Other

Blizzard has no retirement plans, pension plans or other forms of retirement compensation for its employees.

Compensation of Directors

Directors are not paid annual retainer fees or fees for attendance at board or committee meetings but are reimbursed for all reasonable expenses incurred in order to attend such meetings. Directors are entitled to participate in Blizzard's stock option plan (the "**Blizzard Stock Option Plan**") and Blizzard Options to purchase an aggregate of 1,040,000 Blizzard Shares have been granted to non-employee directors of which 800,000 have an exercise price of $0.80 per Blizzard Share and 240,000 have an exercise price of $2.20 per Blizzard Share.

In addition, non-employee directors received 512,000 Blizzard Shares and 160,000 Blizzard Series A Warrants and 128,000 Blizzard Series B Warrants on the organization of Blizzard.

Composition of the Human Resources and Governance Committee

Blizzard's Human Resources and Governance Committee (the "**HR Committee**") consists of non-management directors, all of whom are unrelated to Blizzard, and assists the board of directors of Blizzard in fulfilling its responsibilities with respect to: (i) human resources policies; (ii) compensation; and (iii) executive succession and development. In particular, the HR Committee is responsible for evaluating the performance of Blizzard's Chief Executive Officer and Chief Financial Officer and recommending their annual compensation to the board of directors of Blizzard, and reviewing and recommending to the board of directors of Blizzard the annual compensation of the remaining executives and the directors of Blizzard.

The Compensation Committee is chaired by Mr. Larry G. Evans and includes Mr. David R. MacKenzie and Mr. Douglas G. Manner.

Report on Executive Compensation

The HR Committee is responsible for determining the level of executive compensation. The primary objectives of Blizzard's executive compensation program are to attract, retain and motivate top quality people and to align their interests with the interests of Blizzard Shareholders.

Blizzard's compensation program is determined within the context of the market place for similar positions in the same industry, and includes performance measurements against both internally set bench marks and comparable companies in the market place.

Base Salaries

Base salaries for executive officers are based on market data for similar roles and levels of responsibility within comparable companies. Individual salaries are based on the recommendation of the Chairman and the President and Chief Executive Officer.

Incentive Bonus

Blizzard's incentive bonus program is based on Blizzard reaching pre-determined 'value creation' goals and may or may not be paid annually. Bonus awards for the officers are based on the recommendation of the Chairman and the President and Chief Executive Officer, and are subject to the review and approval of the committee.

Compensation of the President and Chief Executive Officer

John R. Rooney's compensation is established by the HR Committee with reference to competitive data described above and based on the achievement of overall corporate objectives.

Submitted by the HR Committee

Larry G. Evans (Chair)
David R. MacKenzie
Douglas G. Manner

Equity Compensation Plan Information

Details of the Blizzard Stock Option Plan and Blizzard Warrants as at December 31, 2004 are set forth below:

Plan Category	Number of Blizzard Shares to be Issued Upon Exercise of Outstanding Blizzard Options, Blizzard Warrants and Rights	Weighted-Average Exercise Price of Outstanding Blizzard Options/Blizzard Warrants and Rights	Number of Blizzard Shares Remaining Available for Future Issuance Under Equity Compensation Plans
Blizzard Stock Option Plan	4,532,000	$1.28	6,345,450
Blizzard Series A Warrants	220,000	$0.001	N/A
Blizzard Series B Warrants	176,000	$0.001	N/A
Total	4,928,000	$1.18	6,345,450

Note:

(1) The Blizzard Stock Option Plan and Blizzard Warrants were not approved by the Blizzard Shareholders. They were, however, disclosed in Blizzard's prospectus dated May 18, 2004 in respect of the IPO.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director, officer, employee or former director, officer or employee or proposed nominee for election as a director of Blizzard or any associate of any such person is, nor at anytime during the year ended December 31, 2004, was indebted to Blizzard.

STOCK OPTION PLAN

The Blizzard Stock Option Plan is designed to align the interests of all Blizzard employees with the interests of Blizzard Shareholders. To date, the Blizzard Founders have elected not to participate in the Blizzard Stock Option Plan. The HR Committee and the Blizzard Founders believe that the existing equity position owned by the Blizzard Founders is sufficient to align their interests with the interests of Blizzard Shareholders and that by not participating in the Blizzard Stock Option Plan, there are more Blizzard Options available to senior technical staff without the overall Blizzard Stock Option Plan being excessively dilutive.

Pursuant to the Blizzard Stock Option Plan, directors may from time to time, at their discretion, grant Blizzard Options to directors, officers, employees and consultants of Blizzard. The directors fix the exercise price for Blizzard Options at the time of grant provided that such exercise price shall not be less than the volume weighted average trading price of the Blizzard Shares on the TSX for the five trading days prior to the date of grant. The Blizzard Options are non-assignable and non-transferable. The aggregate number of Blizzard Shares reserved for issuance under the Blizzard Stock Option Plan is ten percent of the total number of issued and outstanding Blizzard Shares (calculated on a non-diluted basis).

The Blizzard Stock Option Plan provides, among other things, that the number of Blizzard Shares reserved for issuance to any one optionee may not exceed 5% and the maximum number of Blizzard Shares reserved for issuance pursuant to Blizzard Options granted to insiders may not exceed 10% of the number of outstanding Blizzard Shares within any 12-month period.

All Blizzard Options currently outstanding under the Blizzard Stock Option Plan will expire five years from the date of the grant. Blizzard Options granted to directors of Blizzard vested immediately on the date of the grant. Blizzard Options granted to all others vest over three years commencing one year after the date of grant subject to accelerated vesting in the case of a change of control.

Blizzard Options are non-assignable and non-transferable by the person to whom they are granted except by will or the laws of descent and distribution. In the event the holder of Blizzard Options ceases to be employed by Blizzard for any reason (except as a result of death or permanent disability), the holder's Blizzard Options shall be terminated on the earlier of the expiration of the option period and 60 days after the date of such termination. In the event of a holder's death or permanent disability, an option shall be exercisable until the earlier of the expiration period or the date that is 12 months after the date of death or permanent disability, whichever is earlier.

In the event of a "change of control" (as defined in the Blizzard Stock Option Plan), all Blizzard Options shall immediately vest and be exercisable until the first to occur of the expiry date of the option and the date that is 90 days after the date of the sale or the change of control.

The board of directors of Blizzard may, at any time, suspend or terminate the Blizzard Stock Option Plan. Blizzard's board of directors may amend or revise the terms of the Blizzard Stock Option Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any Blizzard Options granted under the Blizzard Stock Option Plan.

The following table sets forth information with respect to the Blizzard Options outstanding under the Blizzard Stock Option Plan as of the date hereof.

Group (Number)	Date Blizzard Options Granted	Shares Under Option	Exercise Price	Closing Price On Day Prior to Grant[1]	Expiry Date	Market Value of Blizzard Options[1]
Executive Officers (4)	Dec. 8, 2004	120,000	$2.20	$2.50	Dec. 8, 2009	$2.20
	Dec. 16, 2003	350,000	$0.80	N/A	Dec. 16, 2008	N/A
Directors (6)	Dec. 8, 2004	240,000	$2.20	$2.50	Dec. 8, 2009	$2.20
	Dec. 16, 2003	800,000	$0.80	N/A	Dec. 16, 2008	N/A
Employees (13)	Feb. 14, 2005	10,000	$2.78	$2.69	Feb. 14, 2010	$2.78
	Jan. 11, 2005	30,000	$2.48	$2.55	Jan. 11, 2010	$2.48
	Dec. 8, 2004	550,000	$2.20	$2.50	Dec. 8, 2009	$2.20
	Nov. 8, 2004	50,000	$2.35	$2.41	Nov. 8, 2009	$2.35

Group (Number)	Date Blizzard Options Granted	Shares Under Option	Exercise Price	Closing Price On Day Prior to Grant[(1)]	Expiry Date	Market Value of Blizzard Options[(1)]
	Aug. 18, 2004	700,000	$1.67	$1.74	Aug. 18, 2009	$1.67
	June 1, 2004	30,000	$1.25	$1.32	June 1, 2009	$1.25
	Mar. 22, 2004	372,000	$0.80	N/A	Mar. 22, 2009	N/A
	Dec. 16, 2003	1,160,000	$0.80		Dec. 16, 2008	N/A
Consultants (2)	Dec. 8, 2004	160,000	$2.20	$2.50	Dec. 8, 2009	$2.20

Note:

(1) There was no market value for the Blizzard Shares on December 16, 2003 or March 22, 2004.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer, or principal holder of securities as described under "*Principal Shareholders*" in this Appendix or any associate or affiliate of the foregoing has, or has had, any material interest in any transaction prior to the date hereof or any proposed transaction that has materially affected or will materially affect Blizzard or any of its affiliates, except as disclosed elsewhere in the Information Circular and the following: Robert R. Rooney is a partner of Bennett Jones LLP, which firm receives fees for legal services provided to Blizzard.

RISK FACTORS

The following are certain risk factors related to the business of Blizzard. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in the Information Circular.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of Blizzard depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves Blizzard may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Blizzard's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that Blizzard will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Blizzard may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Blizzard.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, Blizzard is not fully insured against all of these risks, nor are all such risks insurable. Although Blizzard maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that

liabilities could exceed policy limits, in which event Blizzard could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. Blizzard competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. Blizzard's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of Blizzard. Blizzard's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "*Industry Conditions*" in this Appendix. Blizzard's operations may require licenses from various governmental authorities. There can be no assurance that Blizzard will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects. It is not expected that any of these controls or regulations will affect the operations of Blizzard in a manner materially different than they would affect other oil and gas companies of similar size.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Blizzard's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject Blizzard to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements such as those proposed in *Alberta's Climate Change and Emissions Management Act* (partially in force), may require the reduction of emissions or emissions intensity produced by Blizzard's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of Blizzard.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require Blizzard to incur costs to remedy such discharge. Although Blizzard believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a

material increase in the costs of production, development or exploration activities or otherwise adversely affect Blizzard's financial condition, results of operations or prospects. See "*Industry Conditions – Environmental Regulation*" in this Appendix.

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by Blizzard will be affected by numerous factors beyond its control. Blizzard's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. Blizzard may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Blizzard's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. Blizzard's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of Blizzard. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on Blizzard's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to Blizzard are in part determined by Blizzard's borrowing base. A sustained material decline in prices from historical average prices could reduce Blizzard's borrowing base, therefore reducing the bank credit available to Blizzard which could require that a portion, or all, of Blizzard's bank debt be repaid.

Substantial Capital Requirements

Blizzard anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Blizzard's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Blizzard. The inability of Blizzard to access sufficient capital for its operations could have a material adverse effect on Blizzard's financial condition, results of operations or prospects.

Additional Funding Requirements

Blizzard's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Blizzard may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Blizzard to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Blizzard's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Blizzard's ability to expend the necessary capital to replace its reserves or to maintain its production. If Blizzard's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Blizzard.

Issuance of Debt

From time to time Blizzard may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Blizzard's debt levels above industry standards. Depending on future exploration and development plans, Blizzard may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither Blizzard's articles nor its by-laws limit the amount of indebtedness that Blizzard may incur. The level of Blizzard's indebtedness from time to time, could impair Blizzard's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time, Blizzard may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, Blizzard will not benefit from such increases. Similarly, from time to time, Blizzard may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, Blizzard will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to Blizzard and may delay exploration and development activities. To the extent Blizzard is not the operator of its oil and gas properties, Blizzard will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

It is the practice of Blizzard in acquiring significant oil and gas leases or interest in oil and gas leases to retain lawyers to fully examine the title to the interest under the lease. In the case of minor acquisitions, Blizzard relies upon the judgment of oil and gas lease brokers or landmen who actually do the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. Blizzard believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of Blizzard's properties which may adversely affect Blizzard.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and cash flows to be derived therefrom, including many factors beyond Blizzard's control. The reserve and associated cash flow information set forth in this Appendix represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. Blizzard's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ has used both constant and forecast price and cost estimates in calculating reserve quantities included in this Appendix. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the Blizzard Engineering Report, and such variations could be material. The Blizzard Engineering Report is based in part on the assumed success of activities Blizzard intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the Blizzard Engineering Report will be reduced to the extent that such activities do not achieve the level of success assumed in the Blizzard Engineering Report.

Insurance

Blizzard's involvement in the exploration for and development of oil and natural gas properties may result in Blizzard becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling Blizzard will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, Blizzard may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Blizzard. The occurrence of a significant event that Blizzard is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Blizzard's financial position, results of operations or prospects.

Management of Growth

Blizzard may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of Blizzard to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of Blizzard to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

Blizzard's properties are held in the form of licences and leases and working interests in licences and leases. If Blizzard or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of Blizzard's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on Blizzard's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon Blizzard, its business and its ability to finance operations.

Reliance on Key Personnel

Blizzard's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on Blizzard. Blizzard does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Blizzard are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Blizzard will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of Blizzard.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan with respect to pricing and taxation of oil and natural gas, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect Blizzard's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Blizzard is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

The price of oil is determined by negotiation between buyers and sellers. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, NGLs, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A royalty exemption is available to production from a well that has not produced for the preceding 24-month period, if reactivation occurred after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier 0.1 royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30% for oil pools discovered between April 1, 1974 and October 1, 1992. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35% for oil pools discovered prior to April 1, 1974.

In Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed reference or corporate average price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per ^{m3} and 25% at prices at and above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Producers of oil and natural gas in British Columbia are also required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil, the quantity of oil produced in a month and the value of the oil. Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production. The royalty payable on natural gas is determined by a sliding scale based on a reference price which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the

royalty in respect of other gas may not be less than 15%.

On May 30, 2003, the Ministry of Energy and Mines for British Columbia announced an Oil and Gas Development Strategy for the Heartlands (the "**Strategy**"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties, and regulatory reduction and British Columbia service-sector opportunities.

The financial incentives provided for in the Strategy include:

- Royalty credits of up to $30 million annually towards the construction, upgrading and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

- Changes to provincial royalties: new royalty rates for low-productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

In November 2003, the *Tax Act* was amended to provide the following initiatives applicable to the oil and gas industry to be phased in over a five year period commencing in 2003 and ending in 2007: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of ARTC that Blizzard will be required to include in federal taxable income will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms, usually from two to five years, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in Alberta has been consolidated into the *Alberta Environmental Protection and Enhancement Act* (the "**APEA**"), which came into force on September 1, 1993. The APEA imposes strict environmental standards, requires stringent compliance, reporting and monitoring obligations and significant penalties. Blizzard anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. Blizzard believes that it is in material compliance with applicable environmental laws and regulations. Blizzard also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Blizzard by Bennett Jones LLP. As at the date hereof, the partners and associates of Bennett Jones LLP hold approximately 1% of the Blizzard Securities. Certain information relating to Blizzard's reserves has been prepared by GLJ and certain financial information relating to Blizzard and the 2004 Properties has been prepared by Ernst & Young LLP and Pricewaterhouse Coopers LLP. As of the date hereof, none of the members of GLJ, Ernst & Young LLP own any of the outstanding Blizzard Securities.

LEGAL PROCEEDINGS

To the knowledge of management, Blizzard is not a party to, nor are any of Blizzard's properties subject to, any material legal proceedings.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by Blizzard in the two years immediately prior to the date of the Information Circular, which can reasonably be regarded as presently material, are the following:

1. Sierra Farm-in Agreement referred to under "*Information Concerning Blizzard – Development of the Business*" in this Appendix; and

2. the Arrangement Agreement attached as Schedule C to the Information Circular.

PROMOTERS

James S. Artindale, John R. Rooney and Michael Machalski have been promoters of Blizzard within the three most recently completed financial years of Blizzard or are currently promoters of Blizzard (collectively, the "**Promoters**"). The number and percentage of Blizzard Shares held by each of the Promoters and the annual salary and bonus payable by Blizzard to each of the Promoters as at the date hereof are outlined in the following table:

Name	Number of Blizzard Common Shares	Percentage of Outstanding Blizzard Common Shares	Annual Salary(4)	Bonus(5)
James S. Artindale	3,853,465(1)	3.6%	$144,000	$56,000
John R. Rooney	3,928,465(2)	3.6%	$144,000	$56,000
Michael Machalski	3,915,965(3)	3.6%	$144,000	$56,000

Notes:

(1) Includes 218,750 Blizzard Shares held by Mr. Artindale's spouse.

(2) Includes 227,500 Blizzard Shares held by Mr. Rooney's spouse and 75,000 Blizzard Shares held by 729176 Alberta Ltd., a corporation in which Mr. Rooney holds a 50% interest.

(3) Includes 125,000 Blizzard Shares held by Mr. Machalski's children.

(4) Each of the Promoters drew no salary until November 1, 2003, at which time, they were each awarded a salary of $144,000 per annum, thereby each receiving a salary in the amount of $24,000 for 2003.

(5) Bonus received for financial year ended December 31, 2004.

Each of the Promoters, as a Blizzard Founder, also received 680,000 Blizzard Series A Warrants and 544,000 Blizzard Series B Warrants in 2003. All of the Blizzard Warrants issued to the Promoters in 2003 have been converted into Blizzard Shares. In addition, as at the date hereof, James S. Artindale holds 73,333 Blizzard Series A Warrants and 58,666 Blizzard Series B Warrants, John R. Rooney holds 73,334 Blizzard Series A Warrants and 58,667 Blizzard Series B Warrants and Michael Machalski holds 73,333 Blizzard Series A Warrants and 58,667 Blizzard Series B Warrants. Such Blizzard Warrants were issued to each of the Promoters, as Blizzard Founders, in 2003 and may only be exercised by the Promoters if a corresponding number of Blizzard Series A Warrants or

Blizzard Series B Warrants, as applicable, issued to employees of Blizzard are cancelled.

As at December 31, 2004, Blizzard had entered into contracts with each of the Promoters providing for the compensation of each Promoter for loss of office in the event of a change of control of Blizzard. Such compensation is equal to 150% of the Promoter's annual salary in effect at that time, plus 150% of the Promoter's most recent annual bonus.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Blizzard are Ernst & Young LLP, Chartered Accountants, Suite 1000, 440 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9.

The transfer agent and registrar for the Blizzard Shares is Valiant Trust Company at its principal office in Calgary, Alberta and sub-agency office in Toronto.

SCHEDULE A

STATEMENTS OF NET OPERATING REVENUE OF THE 2004 PROPERTIES

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 7, 2005

Auditors' Report

To the Directors of
EnCana Corporation

At the request of EnCana Corporation, we have audited the Schedule of Revenues, Royalties and Expenses for the years ended December 31, 2003 and 2002 and the period ended December 22, 2004 for the Clairmont Property that Blizzard Energy Inc. acquired as of December 22, 2004. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the Schedule of Revenues, Royalties and Operating Expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Clairmont Property for each of the years ended December 31, 2003 and 2002 and the period ended December 22, 2004 in accordance with basis of accounting disclosed in note 1.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Clairmont Property

Schedule of Revenues, Royalties and Operating Expenses

Years Ended December 31, 2003 and 2002
and the Period Ended December 22, 2004
($ thousands)

Clairmont Property

Schedule of Revenues, Royalties and Operating Expenses

($ thousands)

	Period Ended December 22, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues	$ 21,751	$ 21,252	$ 20,798
Royalties	5,206	5,329	4,796
	16,545	15,923	16,002
Operating expenses	2,842	2,155	1,113
Excess of revenues over operating expenses	$ 13,703	$ 13,768	$ 14,889

See accompanying Notes to Schedule

Clairmont Property

Notes to Schedule of Revenues, Royalties and Operating Expenses

For the Years Ended December 31, 2003 and 2002
and the Period Ended December 22, 2004

1. Basis of presentation

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Clairmont property ("the Property") that Blizzard Energy Inc. acquired as of December 22, 2004. The results have been compiled on an activity month basis.

The Schedule of Revenues, Royalties and Operating Expenses for the Property does not include any provision for the depletion, depreciation and amortization, asset retirement costs, future capital costs, impairment of unevaluated properties, administrative costs and income taxes for the Property as these amounts are based on the consolidated operations of the vendor of which the Property forms only a part.

2. Significant accounting policies

(A) Joint Venture Operations

Substantially all of the Property is operated through joint ventures therefore the schedule reflects only the vendor's proportionate interest.

(B) Revenue Recognition

Revenues are recorded net of related transportation costs when the product is delivered. Gas revenues are recorded based on AECO reference pricing used for sales between operating divisions of EnCana Corporation and do not reflect ultimate marketing related activities. Oil revenues are recorded based on blended prices established between operating divisions of EnCana Corporation for similar quality product delivered to a common carrier.

(C) Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Crown royalties for natural gas are based on the Alberta Government posted reference prices. Crown royalties for crude oil are taken in kind by the Alberta Petroleum Marketing Commission.

(D) Operating Expenses

Operating expenses include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

Clairmont Property (unaudited)

	Period Ended December 22,	Year Ended December 31,	
	2004	2003	2002
Production			
Gas (mcf)	1,756,510	1,820,232	2,291,083
Gas (mcf/d)	4,920	4,987	6,277
Oil (bbls)	142,780	174,935	232,022
Oil (bbls/d)	400	479	636
Ngls (bbls)	49,916	46,618	60,299
Ngls (bbls/d)	140	128	165
BOE	485,448	524,925	674,168
BOE/d	1,360	1,438	1,847

SCHEDULE B

PRO FORMA FINANCIAL STATEMENTS OF BLIZZARD ENERGY INC.

COMPILATION REPORT

To the Directors of
Blizzard Energy Inc.:

We have read the accompanying unaudited pro forma statement of operations of Blizzard Energy Inc. ("Blizzard") for the year ended December 31, 2004 (the "Pro Forma Statement"), and have performed the following procedures:

1. Compared the figures in the column captioned "Blizzard" to the audited statement of earnings (loss) and deficit of Blizzard for the year ended December 31, 2004 and found them to be in agreement.

2. Compared the figures in the column captioned "Clairmont Properties" in the pro forma statement of operations to the audited Schedule of Revenues, Royalties and Operating Expenses of the Clairmont Properties for the period ended December 22, 2004 and found them to be in agreement.

3. Made enquiries of certain officials of Blizzard who have responsibility for financial and accounting matters about:

   (a) The basis for determination of the pro forma adjustments; and.

   (b) Whether the Pro Forma Statement complies as to form in all material respects with the applicable regulatory requirements of the Securities Acts of the various provinces of Canada.

   The officials:

   (a) Described to us the basis for determination of the pro forma adjustments, and

   (b) Stated that the Pro Forma Statement complies as to form in all material respects with the applicable regulatory requirements of the Securities Acts of the various provinces of Canada.

4. Read the note to the Pro Forma Statement, and found it to be consistent with the basis described to us for determination of the pro forma amounts.

5. Recalculated the aggregate of the amounts in the column captioned "Blizzard" and in the column captioned "Clairmont Properties" and found the amounts in the column captioned "Pro Forma Blizzard" to be arithmetically correct.

The Pro Forma Statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statement, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Calgary, Canada

June 28, 2005

(signed) "*Ernst & Young LLP*"

Chartered Accountants

BLIZZARD ENERGY INC.
PRO FORMA STATEMENT OF OPERATIONS
For the Year Ended December 31, 2004
(unaudited)

	Blizzard	Clairmont Properties	Pro Forma Blizzard
REVENUES ($)			
Production revenue	$19,747,000	$21,751,000	$41,498,000
Royalties	2,240,000	5,206,000	7,446,000
	17,507,000	16,545,000	34,052,000
EXPENSES ($)			
Operating	1,755,000	2,842,000	4,597,000
Transportation and selling	770,000	-	770,000
	2,525,000	2,842,000	5,367,000
Excess of revenues over operating expenses	14,982,000	13,703,000	28,685,000

See accompanying note

BLIZZARD ENERGY INC.
NOTES TO THE PRO FORMA STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004
(unaudited)

1. BASIS OF PRESENTATION

The accompanying pro forma statement of operations of Blizzard Energy Inc.. ("Blizzard") for the year ended December 31, 2004 (the "pro forma financial statement") has been prepared to reflect the acquisition by Blizzard of certain oil and natural gas properties, related production facilities and undeveloped land (the "Clairmont Properties") on December 22, 2004 for cash consideration of $63 million prior to closing adjustments.

The pro forma financial statement has been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma statement of operations gives effect to the acquisition as if it had occurred on January 1, 2004. The pro forma financial statement may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In the opinion of management, the pro forma financial statement includes all necessary adjustments for a fair presentation of the ongoing entity.

Accounting policies used in the preparation of the pro forma financial statement are consistent with those used in the audited financial statements of Blizzard as at December 31, 2004 and for the year then ended. The pro forma financial statement has been prepared from information derived from and should be read in conjunction with the Blizzard financial statements, and the audited Schedule of Revenues, Royalties, and Operating Expenses of the Clairmont Properties for the years ended December 31, 2003 and 2002 and the period ended December 22, 2004.

SCHEDULE C

BLIZZARD FINANCIAL STATEMENTS

Q1

Balance Sheets

Blizzard Energy Inc.

As at	March 31, 2005	December 31, 2004
(000S) (UNAUDITED)	$	$
Assets (NOTE 5)		
Current		
Cash and cash equivalents	–	–
Accounts receivable	17,458	12,695
Prepaid expenses	553	302
Inventory	1,081	7,253
	19,092	20,250
Property and equipment (NOTES 3 AND 4)	184,708	134,461
	203,800	154,711
Liabilities		
Current		
Accounts payable and accrued liabilities	38,453	17,761
Bank loan (NOTES 5 AND 11)	35,633	12,099
	74,086	29,860
Asset retirement obligations (NOTE 6)	4,573	4,494
Future income tax liability (NOTE 8)	5,706	4,190
	84,365	38,544
Shareholders' equity		
Share capital (NOTE 7)	112,327	112,336
Contributed surplus (NOTE 7)	4,538	4,328
Retained earnings (deficit)	2,570	(497)
	119,435	116,167
	203,800	154,711

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

On behalf of the Board of Directors,

Frank J. Guidolin
Director

George W. Watson
Director

Statements Of Earnings And Retained Earnings (Deficit)

Blizzard Energy Inc.

Three Months Ended March 31,	2005	2004
(000S, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)	$	$
Revenue		
Production revenue	**14,020**	2,981
Transportation	**(269)**	(134)
Royalties	**(2,274)**	(493)
	11,477	2,354
Other income	**9**	41
	11,486	2,395
Expenses		
Production	**1,601**	522
General and administrative	**529**	333
Stock-based compensation (NOTE 7)	**210**	136
Interest on bank loan	**272**	90
Accretion of asset retirement obligations (NOTE 6)	**79**	26
Depletion and depreciation	**4,154**	855
	6,845	1,962
Earnings before income taxes	**4,641**	433
Income taxes (NOTE 8)		
Current taxes	**58**	–
Future income taxes	**1,516**	240
	1,574	240
Net earnings for the period	**3,067**	193
Deficit, beginning of the period	**(497)**	(3,665)
Retained earnings (deficit), end of the period	**2,570**	(3,472)
Net earnings per share (NOTE 7)		
Basic and diluted	**0.03**	0.00

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

Q1

Statements Of Cash Flows

Blizzard Energy Inc.

Three Months Ended March 31,	2005	2004
(000S) (UNAUDITED)	$	$
Operating activities		
Net earnings for the period	**3,067**	193
Add (deduct) non-cash items		
Non-cash stock-based compensation (NOTE 7)	**210**	136
Accretion of asset retirement obligations	**79**	26
Depletion and depreciation	**4,154**	855
Future income taxes	**1,516**	240
Cash flow from operations	**9,026**	1,450
Net change in non-cash working capital (NOTE 10)	**(1,552)**	(89)
	7,474	1,361
Investing activities		
Acquisition of oil and gas properties (NOTE 3)	**-**	(2,030)
Additions to property and equipment	**(54,401)**	(15,024)
Net change in non-cash working capital (NOTE 10)	**23,401**	13,420
	(31,000)	(3,634)
Financing activities		
Increase in bank loan	**23,534**	2,312
Share issue expenses	**(9)**	(43)
Net change in non-cash working capital (NOTE 10)	**1**	4
	23,526	2,273
Increase (decrease) in cash	**-**	-
Cash and cash equivalents, beginning of period	**-**	-
Cash and cash equivalents, end of period	**-**	-
Supplemental disclosure of cash flow information (NOTE 10)		

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

Notes To Financial Statements

Blizzard Energy Inc.

March 31, 2005
(UNAUDITED)

1] Nature of Operations

Blizzard Energy Inc. (the "Company" or "Blizzard") was incorporated with nominal share capital under the laws of the Province of Alberta on December 19, 2002.

2] Summary of Significant Accounting Policies

The unaudited interim financial statements of Blizzard have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies and methods of computation used in the preparation of the audited annual financial statements as at December 31, 2004. The interim financial statements contain disclosures that are supplemental to the Company's annual financial statements. Certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 2004.

3] Acquisitions

SOUSA PROPERTY

On March 15, 2004, the Company acquired the working interest of a small joint venture partner to increase its total working interest in the Sousa area of Alberta for cash consideration of $2,030,499. The purchase price has been allocated to the assets and liabilities acquired as follows:

Three Months Ended March 31,	2004
(000S)	$
Property and equipment	2,141
Asset retirement obligations	(111)
	2,030

4] Property and Equipment

	March 31, 2005			Dec. 31, 2004
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
(000S)	$	$	$	$
Oil and gas properties	**195,058**	**10,659**	**184,399**	134,191
Office assets	**361**	**52**	**309**	270
	195,419	**10,711**	**184,708**	134,461

At March 31, 2005, oil and gas properties included $31,316,000 (March 31, 2004 – $6,463,000) relating to undeveloped properties, which have been excluded from the depletion and depreciation calculation. Future development costs on proved undeveloped reserves of $4,957,000 (March 31, 2004 – $1,736,000) are included in the determination of the asset base subject to depletion and depreciation in the calculation. During the three months ended March 31, 2005, the Company capitalized $203,000 (March 31, 2004 – $133,000) in general and administrative costs related to exploration and development activities.

5] Bank Loan

The Company has a $50,000,000 extendible revolving term credit facility (#1) from a Canadian chartered bank, of which $35,633,000 was drawn at March 31, 2005 (December 31, 2004 – $12,099,000). This facility bears interest at the bank's prime rate (4.25% at March 31, 2005), payable monthly in arrears. The Company may also borrow by way of bankers' acceptances, which are subject to a stamping fee of 1.25%. In addition, the Company has a $10,000,000 credit facility (#2) from its bank, of which no amount was drawn at March 31, 2005. The credit on both facilities revolve until May 31, 2005 with annual extension periods available at the request of the borrower and subject to the bank's approval. This facility is subject to an annual review and re determination of the Company's borrowing base by the bank.

So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayment requirements. In the event the revolving period is not extended, the credit facility shall be converted to a term facility with a term not exceeding five years. Under the terms of the loan agreement, the Company is subject to certain financial and non-financial covenants.

Collateral pledged for the facility consists of a first floating charge demand debenture in the amount of $150,000,000 over all of the property of the Company.

6] Asset Retirement Obligations

The Company has recorded a liability for future site restoration and abandonment of $4,573,000 and $4,494,000 as at March 31, 2005 and December 31, 2004, respectively. No liabilities were settled in the current period, $79,000 of accretion expense was recognized in the first quarter of 2005 and no revisions in estimated future cash requirements was recorded. The total undiscounted amount of the estimated future cash requirements was $6,170,000 at March 31, 2005 and $5,234,000 at December 31, 2004, each calculated using an inflation factor of 2.5% per year and adjusted for the expectation that costs would occur at the end of the reserves useful life. The undiscounted estimate has been discounted to the present value of $4,573,000 at March 31, 2005 and $4,494,000 at December 31, 2004 using a credit adjusted risk-free rate of 7.0%.

(000S)	($)
Obligation at January 1, 2004	2,376
Increase in obligation	924
Accretion	26
Obligation at March 31, 2004	3,326
Increase in obligation	1,056
Accretion	112
Obligation at December 31, 2004	4,494
Increase in obligation	–
Accretion	**79**
Obligation at March 31, 2005	**4,573**

7] Share Capital

(a) Authorized

Unlimited number of voting common shares, without par value.
Unlimited number of preferred shares to be issued in series.

(b) Common Shares Issued

(000S)	Shares #	Amount $
Balance at January 1, 2004	–	–
Conversion of Class A common shares to common shares	59,875	40,511
Issued for cash	44,721	78,767
Share issue costs	–	(4,795)
Tax benefit on share issue costs	–	1,917
Tax benefits renounced to shareholders	–	(4,128)
Exercise of warrants	4,104	4
Exercise of stock options	75	60
Balance at December 31, 2004	108,775	112,336
Share issue costs	–	**(9)**
Balance at March 31, 2005	**108,775**	**112,327**

On May 26, 2004, the Company issued 20,000,000 common shares at a price of $1.25 per common share for gross proceeds of $25,000,000 and net proceeds of $23,086,000, after share issue expenses. On June 16, 2004, under an over allotment option, the Company issued a further 3,000,000 common shares at a price of $1.25 per common share for gross proceeds of $3,750,000 and net proceeds of $3,525,000.

On December 21, 2004, the Company issued 18,000,000 common shares at a price of $2.20 per common share for gross proceeds of $39,600,000 (net proceeds of $37,498,000, after share issue expenses) and 3,720,500 flow-through common shares at $2.80 per common share for gross proceeds of $10,417,400 (net proceeds of $9,863,000, after share issue expenses).

On December 18, 2003, 1,400,000 shares were issued at a price of $0.0001 per share and held in trust for employees and directors of the Company. At March 31, 2005, 696,000 of these shares had been released from trust, leaving a balance of 704,000 common shares held in trust. One-half is scheduled to be released from trust on each of December 18, 2005 and December 18, 2006.

The fair value of these shares was $1,120,000 based on the market value of the common shares at the date of closing the Sousa acquisition. The Company has recorded $70,000 as stock-based compensation expense in each of the three-month periods ended March 31, 2005 and March 31, 2004. $478,000 will be recorded as additional expense over the next 21 months.

(c) Performance Warrants

The management, employees and directors of the Company have the right to purchase additional common shares of the Company at a purchase price of $0.001 per share through the granting of performance warrants. On December 16, 2003, 2,500,000 Series A performance warrants and 2,000,000 Series B performance warrants were issued for no consideration.

7] Share Capital (continued)

(c) Performance Warrants (continued)

As at December 31, 2004, 4,104,000 of the performance warrants had been exercised. The remaining 220,000 Series A warrants and 176,000 Series B warrants (collectively "the Employee Warrants") may be exercised by the security holder as to one-half on each of December 16, 2005 and May 31, 2006. An additional 220,000 Series A performance warrants and 176,000 Series B performance warrants have been issued to the founders and may be exercised only if a corresponding number of Employee Warrants are cancelled.

The Company had determined the fair value of the performance warrants at the date of issuance to be $3,600,000 being the difference between the exercise price and the estimated market value of the common shares at the date of the grant. The Company recognized $50,000 as stock-based compensation expense in each of the three-month periods ended March 31, 2005 and March 31, 2004. $240,000 will be recorded as additional expense over the next 15 months.

(d) Stock Options

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding common shares. Vesting of options and exercise prices are set by the board of directors at the time of grant. The dates on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. In connection with this plan, the Company has reserved 4,572,000 common shares for future issuance. The Company has issued stock options to acquire common shares through its stock option plan of which the following are outstanding at March 31, 2005 and December 31, 2004:

	Options Outstanding	**Weighted Average Exercise Price**
	#000s	$
Outstanding at January 1, 2004	2,610	0.80
Granted March 22, 2004	372	0.80
Granted June 1, 2004	30	1.25
Cancelled June 24, 2004	(225)	0.80
Granted August 18, 2004	700	1.67
Granted November 8, 2004	50	2.35
Granted December 8, 2004	1,070	2.20
Exercised	(75)	0.80
Outstanding at December 31, 2004	4,532	1.28
Granted January 11, 2005	**30**	**2.48**
Granted February 14, 2005	**10**	**2.78**
Outstanding at March 31, 2005	**4,572**	**1.30**
Options exercisable at March 31, 2005	**2,214**	**1.06**

7] Share Capital (continued)

(d) Stock Options (continued)

Of the stock option grants outstanding on March 31, 2005, 800,000 were issued to directors and were fully vested on the date of the grant. The balance of the options were issued to employees and directors, which vest as to one-quarter on the date of the grant and one-quarter for each of the first three anniversary dates from the date of the grant. All of the outstanding options expire five years from the date of the grant.

The fair value of common share options granted to date was estimated to be $1,383,000 as at the date of grant using the Black Scholes option pricing model and the following assumptions:

Three Months Ended March 31,	2005
Risk free interest rate (%)	3.00
Expected life (YEARS)	3.00
Expected volatility (%)	32.00
Expected dividend yield (%)	0.00

The estimated fair value of the options is amortized to expense over the options' vesting period on a straight line basis. Therefore, $90,000 and $16,000 was recognized as stock-based compensation expense for the three-month periods ended March 31, 2005 and March 31, 2004, respectively, each with a corresponding increase to contributed surplus.

(e) Per Share Amounts

The net earnings per common share and diluted net earnings per common share were calculated using the weighted average number of shares outstanding of 108,775,000 and 111,228,000, respectively, for the three months ended March 31, 2005. The weighted average number of shares was 59,875,000 and 67,026,000 for basic and diluted shares, respectively, for the three months ended March 31, 2004.

8] Income Taxes

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to earnings before income taxes. These differences are explained as follows:

Three Months Ended March 31,	2005	2004
(000S)	$	$
Earnings before income taxes	4,641	433
Statutory income tax rate	37.62%	39.63%
Expected income tax expense	1,746	172
Increase (decrease) in income taxes from:		
Non-deductible crown charges	663	166
Resource allowance	(736)	(168)
Corporate income tax rate change	(177)	3
Non-deductible stock-based compensation costs	78	54
Other	-	13
Future and current income tax expense	1,574	240

8] Income Taxes (continued)

The net future income tax liability is comprised of:

(000S)	Three Months Ended March 31, 2005 $	Year Ended December 31, 2004 $
Differences between tax base and reported amounts for depreciable assets	**(3,749)**	(2,318)
Resource allowance and crown lease rentals rate reductions	**–**	–
Provision for asset retirement obligations	**29**	41
Tax benefits renounced on flow-through shares	**(4,388)**	(4,388)
Tax benefits on share issue expenses	**2,402**	2,475
	(5,706)	(4,190)

The Company had unused resource tax pool balances of approximately $165,000,000 at March 31, 2005, which are available for reducing future income taxes.

9] Related Party Transactions

As described in note 7(b) herein, 704,000 common shares are being held in trust by a trustee for directors and employees. These shares will be released in two equal amounts on each of December 18, 2005 and 2006. If any of the directors or employees leave the Company before the applicable release date, the unvested shares will become the property of the founding shareholders.

10] Cash Flow Information

Cash was provided or (used) for changes in non-cash working capital as follows:

Three Months Ended March 31, (000S)	2005 $	2004 $
Accounts receivable	**(4,763)**	(812)
Prepaid expenses	**(251)**	8,620
Inventory	**6,172**	–
Accounts payable and accrued liabilities	**20,692**	5,527
Net change	**21,850**	13,335
Net change by activity		
Operating	**(1,552)**	(89)
Financing	**1**	4
Investing	**23,401**	13,420
Net change	**21,850**	13,335

10] Cash Flow Information (continued)

The following shows the actual cash amount paid:

Three Months Ended March 31,	2005	2004
(000S)	$	$
Cash interest paid	**256**	87
Cash taxes paid	**–**	–

11] Subsequent Event

On May 4, 2005, Blizzard renegotiated the terms of its banking agreement, which increased the borrowing base under facility #1 to $52,000,000. The borrowing base under facility #2 remained unchanged at $10,000,000, which brings total borrowing capacity to $62,000,000 for the two facilities combined. In addition, the renewal date was extended to May 31, 2006 on facility #1 and July 31, 2005 on facility #2.

Management's Report

Blizzard Energy Inc.

TO THE SHAREHOLDERS OF BLIZZARD ENERGY INC.

The accompanying financial statements of Blizzard Energy Inc. and all information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and within the framework of the Company's significant accounting policies as described in the notes to the financial statements. The financial statements reflect management's best estimates and judgements based on currently available information within reasonable limits of materiality.

Financial information presented throughout the Annual Report has been prepared and reviewed by management to ensure it is consistent with that shown in the financial statements.

Management is responsible for the integrity of the financial statements. Management maintains appropriate systems of internal control to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide reliable financial information for the preparation of financial statements.

Independent auditors are appointed by the shareholders of the Company to perform an examination of the corporate and accounting records so as to express an opinion on the financial statements. Their examination included a review of the system of internal controls and included such tests and other procedures, as they considered necessary, to provide reasonable assurance that the financial statements are presented fairly.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee. The Audit Committee meets with management and the independent auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and recommend the financial statements be presented to the Board of Directors for approval.

The financial statements, including the notes to the financial statements, have been approved by the Board of Directors on the recommendation of the Audit Committee.

John R. Rooney
President & Chief Executive Officer

Hal A.J. Metcalfe
Vice-President, Finance & Chief Financial Officer

March 8, 2005
Calgary, Canada

Auditors' Report

Blizzard Energy Inc.

TO THE SHAREHOLDERS OF BLIZZARD ENERGY INC.

We have audited the balance sheets of Blizzard Energy Inc. as at December 31, 2004 and 2003 and the statements of earnings (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

March 1, 2005
Calgary, Canada

Balance Sheets

Blizzard Energy Inc.

As at December 31,	2004	2003
(000S)	$	$
Assets (NOTES 5 AND 12)		
Current		
Cash and cash equivalents	–	–
Accounts receivable	12,695	674
Prepaid expenses (NOTE 11)	302	8,867
Inventory (NOTE 11)	7,253	–
	20,250	9,541
Property and equipment (NOTES 3, 4 AND 12)	134,461	39,703
Future income tax asset (NOTE 8)	–	345
	154,711	49,589
Liabilities		
Current		
Accounts payable and accrued liabilities	17,761	912
Bank loan (NOTE 5)	12,099	5,920
	29,860	6,832
Asset retirement obligations (NOTE 6)	4,494	2,376
Future income tax liability (NOTE 8)	4,190	–
Commitments (NOTE 12)		
	38,544	9,208
Shareholders' equity		
Share capital (NOTE 7)	112,336	40,554
Contributed surplus (NOTE 7)	4,328	3,492
Deficit	(497)	(3,665)
	116,167	40,381
	154,711	49,589

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

On behalf of the Board of Directors,

Frank J. Guidolin
Director

George W. Watson
Director

Statements Of Earnings (Loss) And Deficit

Blizzard Energy Inc.

Years Ended December 31,	2004	2003
(000S, EXCEPT PER SHARE AMOUNTS)	$	$
Revenue		
Production revenue	18,977	362
Royalties	(2,240)	(70)
	16,737	292
Other income	263	1
	17,000	293
Expenses		
Production	1,755	50
General and administrative (NOTE 9)	1,981	374
Stock-based compensation (NOTE 7)	834	3,492
Interest on bank loan	183	11
Accretion of asset retirement obligations (NOTE 6)	138	–
Depletion and depreciation	6,454	103
	11,345	4,030
Earnings (loss) before income taxes	5,655	(3,737)
Income taxes (NOTE 8)		
Current taxes (recovery)	163	(25)
Future income taxes (recovery)	2,324	(47)
	2,487	(72)
Net earnings (loss) for the year	3,168	(3,665)
Deficit, beginning of the year	(3,665)	–
Deficit, end of the year	(497)	(3,665)
Net earnings (loss) per share (NOTE 7)		
Basic	0.04	(1.03)
Diluted	0.04	(1.03)

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

Statements Of Cash Flows

Blizzard Energy Inc.

Years Ended December 31,	2004	2003
(000S)	$	$
Operating activities		
Net earnings (loss) for the year	3,168	(3,665)
Add (deduct) non-cash items		
Stock-based compensation (NOTE 7)	834	3,492
Accretion of asset retirement obligations	138	-
Depletion and depreciation	6,454	103
Future income taxes (recovery)	2,324	(47)
Cash flow from (used in) operations	12,918	(117)
Net change in non-cash working capital (NOTE 10)	(2,952)	349
	9,966	232
Investing activities		
Acquisition of oil and gas properties (NOTE 3)	(67,055)	(36,922)
Disposition of oil and gas properties	3,500	-
Additions to property and equipment	(35,676)	(508)
Net change in non-cash working capital (NOTE 10)	9,092	(8,978)
	(90,139)	(46,408)
Financing activities		
Increase in bank loan	6,179	5,920
Issue of common shares (net)	73,994	39,881
	80,173	45,801
Decrease in cash and cash equivalents	-	(375)
Cash and cash equivalents, beginning of year	-	375
Cash and cash equivalents, end of year	-	-
Supplemental disclosure of cash flow information (NOTE 10)		

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

Notes To Financial Statements

Blizzard Energy Inc.

December 31, 2004

1] Nature of Operations

Blizzard Energy Inc. (the "Company" or "Blizzard") was incorporated with nominal share capital under the laws of the Province of Alberta on December 19, 2002 with the intent to develop and operate oil and natural gas properties primarily in Western Canada. From the date of incorporation to December 31, 2002, the only transaction was the issuance of share capital for cash. During 2003 and prior to the closing of the "Sousa Acquisition" on December 18, 2003, the Company's activities were limited to administrative and start up expenses.

2] Summary of Significant Accounting Policies

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and a summary of accounting policies follows:

(a) Capitalized Costs

The Company follows the full cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized in a single cost centre. Such costs include lease acquisition, lease rentals on undeveloped properties, geological and geophysical, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Gains or losses are not recognized under the disposition of oil and gas properties unless such a disposition would result in a change in the depletion rate by 20% or more. Gains and losses are recognized upon the disposition of other assets.

(b) Depletion and Depreciation

All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs (net of salvage value), and estimated costs of future development of proved undeveloped reserves are depleted and depreciated using the unit-of-production method based on estimated gross proved reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, relative volumes of petroleum and natural gas production and reserves are converted to the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Costs of unproved properties are initially excluded from oil and gas properties for the purpose of calculating depletion. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

Computer and office furniture and equipment are depreciated on a straight- line basis over five years.

(c) Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset. The liability is carried on the balance sheet at its discounted present value and is subsequently adjusted for the passage of time, which is recognized as an operating expense in the statement of earnings (loss) on a basis consistent with depreciation and depletion of the underlying assets. The fair value of the obligation is periodically adjusted for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

2] Summary of Significant Accounting Policies (continued)

(d) Ceiling Test Limitations

The Company calculates its ceiling test by comparing the carrying value of property and equipment to the sum of undiscounted cash flows expected to result from the future production of proved reserves. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the cost of unproved properties. A risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess is recorded as an impairment charge in the statement of earnings (loss). Adoption of this guideline, effective January 1, 2004, had no effect on the Company's operating results for the years presented.

(e) Revenue Recognition

Oil and natural gas sales are recognized as revenue when the commodities are delivered to purchasers.

(f) Joint Interests

Certain of the Company's exploration, development and production activities are conducted jointly with others, and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

(g) Stock-Based Compensation

The Company has a stock-based compensation plan, which is described in note 7. Options issued are accounted for in accordance with the fair value method of accounting for stock-based compensation. The associated compensation expense is charged to earnings (loss) and corresponding increase in contributed surplus, based on an estimate of the fair value determined using a Black-Scholes option pricing model at the date of the grant. Consideration paid to the Company on the exercise of stock options is credited to share capital. At the time of exercise, the related amounts previously credited to contributed surplus are also transferred to share capital. Stock options issued to directors and employees are amortized into income over their vesting life, while stock options granted to consultants are recorded to earnings (loss) at the time of grant.

(h) Measurement Uncertainty

The amount recorded for depletion and depreciation of oil and gas properties, the provision for future asset retirement obligations and the ceiling test calculation are based on estimates of gross proved reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

(i) Per Share Information

Per share information is calculated using the treasury stock method. Under this method, the diluted weighted average number of common shares is calculated assuming that the proceeds from the exercise of outstanding and in-the-money options is used to purchase common shares at the estimated average market price.

2] Summary of Significant Accounting Policies (continued)

(j) Flow-Through Common Shares

A portion of the Company's exploration and development activities are financed through proceeds received from the issue of flow-through shares or warrants. Under the terms of the flow-through issues, the tax attributes of the resource expenditures related to exploratory and development activities are renounced to the subscribers as incurred. To recognize the foregone tax benefits to the Company, the carrying value of the shares or warrants issued is reduced and the future income tax liability increased by the tax effect of the tax benefits renounced to subscribers. The foregone tax benefit is recognized at the time of the renouncement provided there is reasonable assurance that the expenditures will be incurred.

(k) Future Income Taxes

The Company follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the carrying value and the tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

3] Acquisitions

On December 22, 2004, the Company acquired a number of producing properties in the Grande Prairie area of Alberta for cash consideration of $63,037,000.

On March 15, 2004 and August 5, 2004, the Company acquired the working interest of two different joint venture partners for cash consideration of $2,030,000 and $1,988,000, respectively, to increase its total working interest in the Sousa, Alberta unit to 100%.

The purchase price of these acquisitions were allocated to the assets and liabilities acquired as follows:

Year Ended December 31, 2004	Grande Prairie	Sousa	Total
(000S)	$	$	$
Property and equipment	64,010	4,214	68,224
Asset retirement obligations	(973)	(196)	(1,169)
	63,037	4,018	67,055

On December 18, 2003, the Company acquired a natural gas property in the Sousa area of Alberta for cash consideration of $36,922,000. The purchase price was allocated to property and equipment for $39,298,000 and asset retirement obligations for $2,376,000.

4] Property and Equipment

Years Ended December 31,	2004			2003		
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
(000S)	$	$	$	$	$	$
Oil and gas properties	140,712	6,521	134,191	39,759	103	39,656
Office assets	306	36	270	47	–	47
	141,018	6,557	134,461	39,806	103	39,703

4] Property and Equipment (continued)

At December 31, 2004, oil and gas properties included $27,442,000 (2003 – $6,400,000) relating to undeveloped properties, which have been excluded from the depletion and depreciation calculation. Future development costs on proven undeveloped reserves of $21,836,000 (2003 – $10,263,000) are included in the determination of the asset base subject to depletion and depreciation in the calculation.

During the year ended December 31, 2004, the Company capitalized $949,000 (2003 – $33,991) in general and administrative costs related to exploration and development activities.

5] Bank Loan

The Company has a $50,000,000 extendible revolving term credit facility (#1) from a Canadian chartered bank, of which $12,099,000 was drawn on the facility at December 31, 2004 (December 31, 2003 – $5,920,000). This facility bears interest at the bank's prime rate (4.25% at December 31, 2004), payable monthly in arrears. The Company may also borrow by way of bankers' acceptances, which are subject to a stamping fee. In addition, the Company has a $10,000,000 credit facility (#2) from its bank, of which no amount was drawn at December 31, 2004 (December 31, 2003 – $nil). The credit on both facilities revolve until May 31, 2005 with annual extension periods available at the request of the borrower and subject to the bank's approval. These facilities are subject to an annual review and re-determination of the Company's borrowing base by the bank.

So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayment requirements. In the event the revolving period is not extended, the credit facility shall be converted to a term facility with a term not exceeding five years. Under the terms of the loan agreement, the Company is subject to certain financial and non-financial covenants.

Collateral pledged for the facility consists of a first floating charge demand debenture in the amount of $150,000,000 over all of the property of the Company.

6] Asset Retirement Obligations

The Company has recorded a liability for future site restoration and abandonment of $4,494,000 and $2,376,000 as at December 31, 2004 and December 31, 2003, respectively. No liabilities were settled in the current period, $138,000 of accretion expense was recognized for the year of 2004 (2003 – $nil) and a revision of $1,980,000 in estimated cash flows was recorded during the year of 2004 for new wells drilled or acquired and new facilities constructed or acquired. The total undiscounted amount of the estimated future cash requirements was $5,234,000 at December 31, 2004 and $3,654,000 at December 31, 2003. In both calculations, the future cash requirements were expected to occur at the end of the reserves useful life of ten years. The undiscounted estimate has been discounted to the present value of $4,494,000 at December 31, 2004 and $2,376,000 at December 31, 2003 using a credit adjusted risk-free rate of 7.0%.

Years Ended December 31,	2004	2003
(000S)	$	$
Obligation at beginning of year	2,376	–
Increase in obligation	1,980	2,376
Accretion	138	–
Obligation at end of year	4,494	2,376

7] Share Capital

(a) Authorized

Unlimited number of voting common shares, without par value.
Unlimited number of voting Class A common shares, without par value.
Unlimited number of preferred shares to be issued in series.

(b) Common Shares Issued

(000S)	Shares	Amount
	#	$
Balance at December 31, 2002	375	217
Converted to Class A common shares	(375)	(217)
Balance at December 31, 2003	-	-
Conversion of Class A common shares to common shares	59,875	40,511
Issued for cash	44,721	78,767
Share issue costs	-	(4,795)
Tax benefit on share issue costs	-	1,917
Tax benefits renounced to shareholders	-	(4,128)
Exercise of warrants	4,104	4
Exercise of stock options	75	60
Balance at December 31, 2004	108,775	112,336

The 375,000 common shares issued in December 2002 were issued at $1.00 per share on a flow-through basis and recorded net of tax benefits renounced to the shareholders. These shares were converted to Class A common shares in December 2003.

On May 26, 2004, the Company issued 20,000,000 common shares at a price of $1.25 per common share for gross proceeds of $25,000,000 and net proceeds of $23,086,000, after share issue expenses. On June 16, 2004, under an over allotment option, the Company issued a further 3,000,000 common shares at a price of $1.25 per common share for gross proceeds of $3,750,000 and net proceeds of $3,525,000.

On December 21, 2004, the Company issued 18,000,000 common shares at a price of $2.20 per common share for gross proceeds of $39,600,000 (net proceeds of $37,498,000, after share issue expenses) and 3,720,500 flow-through common shares at $2.80 per common share for gross proceeds of $10,417,400 (net proceeds of $9,863,000 after share issue expenses).

(c) Class A Common Shares Issued

(000S)	Shares	Amount
	#	$
Balance at December 31, 2002	-	-
Flow-through shares issued for cash	250	250
Tax benefits renounced to shareholders	-	(102)
Issued for cash	59,250	41,001
Share issue costs	-	(1,370)
Tax benefits on share issue costs	-	558
Conversion of common shares	375	217
Balance at December 31, 2003	59,875	40,554
Share issue costs	-	(43)
Conversion to common shares	(59,875)	(40,511)
Balance at December 31, 2004	-	-

7] Share Capital (continued)

(c) Class A Common Shares Issued (continued)

During the year ended December 31, 2003, the Company issued 250,000 flow-through shares at a price of a $1.00 per Class A common share and renounced $250,000 of expenditures, the tax effect of which is $102,000 was recorded as an adjustment to share capital. On December 16, 2003, the Company issued 51,250,000 Class A common shares at a price of $0.80 per share for gross proceeds of $41,000,000 and net proceeds of $39,630,000, after share issue expenses. Share capital at December 31, 2003 included 8,000,000 Class A common shares (subsequently converted to common shares) that were issued at a price of $0.0001 per share to founders. The Company had no business assets at the date of issue. Of the 8,000,000 Class A common shares issued, 1,400,000 were being held in trust for employees and directors of the Company. 696,000 of the shares have been released from trust to date, with the balance being released as to one-half of the remainder on each of December 18, 2005 and December 18, 2006.

The fair value of these shares was $1,120,000 based on the market value of the Class A common shares at the date of closing the "Sousa Acquisition." The Company has recorded $280,000 in the statement of earnings for the year ended December 31, 2004 as additional compensation expense related to these shares with a corresponding increase to contributed surplus. An amount of $292,000 was recorded in 2003, leaving a remainder of $548,000 to be recorded as additional expense over the next 24 months from December 31, 2004.

(d) Performance Warrants

The management, employees and directors of the Company have the right to purchase additional common shares of the Company at a purchase price of $0.001 per share through the granting of performance warrants. On December 16, 2003, 2,500,000 Series A performance warrants and 2,000,000 Series B performance warrants were issued for no consideration.

As at December 31, 2004, 4,104,000 of the performance warrants had been exercised. The remaining 220,000 Series A warrants and 176,000 Series B warrants (collectively "the Employee Warrants") may be exercised by the security holder as to one-half on each of December 16, 2005 and May 31, 2006. An additional 220,000 Series A performance warrants and 176,000 Series B performance warrants have been issued to the founders and may be exercised only if a corresponding number of Employee Warrants are cancelled.

The Company has determined the fair value of the performance warrants at the date of issuance to be $3,600,000 being the difference between the exercise price and the estimated market value of the Class A common shares at the date of grant. The Company recognized $200,000 as stock-based compensation expense in the statement of earnings for the year ended December 31, 2004 with a corresponding increase to contributed surplus. With $3,111,000 being recognized in 2003, $289,000 remains to be recorded as additional expense over the next 18 months.

(e) Stock Options

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding common shares. Vesting of options and exercise prices are set by the board of directors at the time of grant. The dates on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. In connection with this plan, the Company has reserved 4,532,000 common shares for future issuance. The Company has issued stock options to acquire common shares through its stock option plan of which the following were outstanding at December 31, 2004:

7] Share Capital (continued)

(e) Stock Options (continued)

	Options Outstanding	Weighted Average Exercise Price
	#000S	$
Outstanding at January 1, 2003	-	-
Granted December 16, 2003	2,610	0.80
Outstanding at December 31, 2003	2,610	0.80
Granted March 22, 2004	372	0.80
Granted June 1, 2004	30	1.25
Cancelled June 24, 2004	(225)	0.80
Granted August 18, 2004	700	1.67
Granted November 8, 2004	50	2.35
Granted December 8, 2004	1,070	2.20
Exercised	(75)	0.80
Outstanding at December 31, 2004	4,532	1.28
Options exercisable at December 31, 2004	2,111	1.06

Of the stock option grants awarded on December 16, 2003, 800,000 were issued to directors and were fully vested on the date of the grant. The balance of the options were issued to employees, which vest as to one-quarter on the date of the grant and one-quarter for each of the first three anniversary dates from the date of the grant. All of the outstanding options expire in five years, and the weighted average remaining contractual life at December 31, 2004 was 52 months.

The fair value of common share options granted to date was estimated to be $1,351,000 as at the date of grant using the Black Scholes option pricing model and the following assumptions:

Years Ended December 31,	2004	2003
Risk free interest rate (%)	3.00	3.00
Expected life (YEARS)	3.00	3.00
Expected volatility (%)	32.00	2.00
Expected dividend yield (%)	0.00	0.00

The estimated fair value of the options is amortized to expense over the options' vesting period on a straight line basis, $89,000 of this expense was recognized as stock-based compensation expense in 2003 with $354,000 for the year ended December 31, 2004 each with a corresponding increase to contributed surplus.

(f) Per Share Amounts

The net earnings (loss) per common share and diluted net earnings (loss) per common share were calculated using the weighted average number of shares outstanding of 76,138,545 and 78,196,036, respectively, for the year ended December 31, 2004. The weighted average number of shares was 375,000 for the year ended December 31, 2003.

8] Income Taxes

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to earnings (loss) before income taxes. These differences are explained as follows:

Years Ended December 31,	2004	2003
(000S)	$	$
Earnings (loss) before income taxes	5,655	(3,737)
Statutory income tax rate (%)	39.63	40.74
Expected income tax expense (recovery)	2,241	(1,522)
Increase (decrease) in income taxes from:		
Non-deductible crown charges	770	13
Resource allowance	(1,029)	7
Non-deductible stock-based compensation costs	330	1,423
Other	175	7
Future and current income tax expense (recovery)	2,487	(72)

The net future income tax asset (liability) is comprised of:

Years Ended December 31,	2004	2003
(000S)	$	$
Differences between tax base and reported amounts for depreciable assets	(2,318)	45
Resource allowance and crown lease rentals rate reductions	-	(1)
Provision for asset retirement obligations	41	3
Tax benefits renounced on flow-through shares	(4,388)	(260)
Tax benefits on share issue expenses	2,475	558
	(4,190)	345

The Company had unused resource tax pool balances of approximately $130,000,000 at December 31, 2004, which are available for reducing future income taxes.

9] Related Party Transactions

A director of the Company is a partner of a law firm that was paid $97,000 for legal services for the year ended December 31, 2004 (2003 - $250,000). The fees charged were based on standard rates and time spent on Company matters.

Of the 8,000,000 common shares issued to founders as described in note 7(c) herein, 1,400,000 were being held in trust by a trustee for directors and employees at December 31, 2003. Over the course of the year 2004, 696,000 of the shares held in trust were released. The balance will be released in two equal amounts on each of December 18, 2005 and 2006. If any of the directors or employees leave the Company before the applicable release date, the unvested shares will become the property of the founding shareholders.

10] Cash Flow Information

Cash was provided or (used) for changes in non-cash working capital as follows:

Years Ended December 31,	2004	2003
(000S)	$	$
Accounts receivable	(12,021)	(674)
Prepaid expenses	8,565	(8,867)
Inventory	(7,253)	-
Accounts payable and accrued liabilities	16,849	912
Net change	6,140	(8,629)
Net change by activity		
Operating	(2,952)	349
Investing	9,092	(8,978)
Net change	6,140	(8,629)

The following shows the actual cash amount paid:

Years Ended December 31,	2004	2003
(000S)	$	$
Cash interest paid	183	3
Cash taxes paid	4	-

11] Prepaid Expenses and Inventory

Prepaid expenses at December 31, 2003 included an advance of $8,727,000 to a contract operator for the winter drilling program that was completed in the first quarter of 2004. Inventory at December 31, 2004 included pipeline and facility equipment in the amount of $7,253,000, purchased for the upcoming winter drilling program.

12] Commitments

The Company has a drilling commitment with a senior oil and gas producer to spend $16,000,000 after December 31, 2004, but before April 30, 2005. Collateral pledged as security for the commitment consists of a $16,000,000 fixed and floating charge debenture over certain of the Company's oil and gas properties, which is subordinated to the Company's bank.

Financial Statements

Blizzard Energy Inc.
Year Ended December 31, 2003

AUDITORS' REPORT

To the Board of Directors of
Blizzard Energy Inc.

We have audited the balance sheets of **Blizzard Energy Inc.** as at December 31, 2003 and 2002 and the statements of earnings (loss) and deficit and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
February 24, 2004 (except for Note 14 dated as of May 18, 2004)

(Signed) Ernst & Young LLP
Chartered Accountants

Blizzard Energy Inc.

BALANCE SHEETS

As at December 31

(in thousands of dollars)	2003 $	2002 $ *[note 1]*
ASSETS *[note 5]*		
Current		
Cash	—	375
Accounts receivable *[note 9]*	674	—
Prepaid expenses *[note 12]*	8,867	—
	9,541	375
Property and equipment *[notes 3, 4 and 13]*	39,703	—
Future income tax asset *[note 8]*	345	—
	49,589	375
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	912	—
Bank loan *[note 5]*	5,920	—
	6,832	
Asset retirement obligations *[note 6]*	2,376	—
Future income tax liability *[note 8]*	—	158
Commitments *[note 13]*		
Shareholders' equity		
Share capital *[note 7]*	40,554	217
Contributed surplus *[note 7]*	3,492	—
Deficit	(3,665)	—
	40,381	217
	49,589	375

See accompanying notes

On behalf of the Board:

(Signed) George W. Watson
Director

(Signed) Frank J. Guidolin
Director

Blizzard Energy Inc.

STATEMENT OF EARNINGS (LOSS) AND DEFICIT

For the year ended December 31

(in thousands of dollars, except per share amounts)	2003 $
REVENUE	
Production revenue	362
Royalties	(70)
	292
Other income	1
	293
EXPENSES	
Production	50
General and administrative	374
Stock based compensation *[note 7]*	3,492
Interest on bank loan	11
Depletion and depreciation	103
	4,030
Loss before income taxes	(3,737)
Income taxes *[note 8]*	
Current income tax recovery	25
Future income tax recovery	47
	72
Net loss for the year and deficit, end of year	(3,665)
Basic and diluted net loss per Class A common share *[note 7]*	(1.03)

See accompanying notes

Blizzard Energy Inc.

STATEMENT OF CASH FLOWS

For the year ended December 31,

(in thousands of dollars)	2003 $
OPERATING ACTIVITIES	
Net loss for the year	(3,665)
Add (deduct) non-cash items	
Depletion and depreciation	103
Non-cash stock based compensation *[note 7]*	3,492
Future income taxes	(47)
	(117)
Net change in non-cash working capital *[note 11]*	349
	232
INVESTING ACTIVITIES	
Acquisition of oil and gas properties *[note 3]*	(36,922)
Additions to oil and gas properties	(508)
Net change in non-cash working capital *[note 11]*	(8,978)
	(46,408)
FINANCING ACTIVITIES	
Common shares issued for cash	41,251
Increase in bank loan	5,920
Share issue costs	(1,370)
	45,801
Decrease in cash	(375)
Cash, beginning of year	375
Cash, end of year	—

Supplemental disclosure of cash flow information *[note 11]*

See accompanying notes

Blizzard Energy Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003
(Tabular amounts in thousands of dollars, unless otherwise noted)

1. NATURE OF OPERATIONS

Blizzard Energy Inc. (the "Company" or "Blizzard") was incorporated with nominal share capital under the laws of the Province of Alberta on December 19, 2002 with the intent to develop and operate oil and natural gas properties primarily in western Canada. In the period from the date of incorporation to December 31, 2002, the only transaction was the issuance of share capital for cash. During 2003 and prior to the closing of the "Sousa Acquisition" on December 18, 2003 (see note 3), the Company's activities were limited to administrative and start-up expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and a summary of accounting policies follows:

(a) Capitalized Costs

The Company follows the full cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized in a single Canadian cost center. Such costs include lease acquisition, lease rentals on undeveloped properties, geological and geophysical, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Gains or losses are not recognized upon the disposition of oil and gas properties unless such a disposition would result in a change in the depletion rate by 20 percent or more. Gains and losses are recognized upon the disposition of other assets.

(b) Depletion and Depreciation

All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs (net of salvage value), and estimated costs of future development of proven undeveloped reserves are depleted and depreciated using the unit of production method based on estimated gross proven reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, relative volumes of petroleum and natural gas production and reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Costs of unproved properties are initially excluded from oil and gas properties for the purpose of calculating depletion. When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

Computer and office furniture and equipment are depreciated on a straight-line basis over five years.

(c) Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset. The liability is subsequently adjusted for the passage of time, which is recognized as an operating expense in the statement of earnings (loss). The fair value of the obligation is periodically adjusted for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

Blizzard Energy Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003
(Tabular amounts in thousands of dollars, unless otherwise noted)

(d) Ceiling Test Limitations

The Company applies a ceiling test to the capitalized costs of its oil and gas properties, net of future income taxes and future site restoration and abandonment costs, to ensure that the net carrying value does not exceed the estimated value of future net revenues from production of gross proven reserves plus undeveloped properties less future production-related general and administrative expenses, financing costs, estimated future site restoration and abandonment costs and income taxes. The calculation of future net revenues is based on sales prices, costs and regulations in effect at period end. Any reduction in the net carrying value of oil and gas properties as a result of the ceiling test is charged to operations as additional depletion and depreciation.

The carrying value of undeveloped properties (land and seismic data) is reviewed periodically and written down to net realizable value if impairment is determined.

(e) Revenue Recognition

Oil and natural gas sales are recognized as revenue when the commodities are delivered to purchasers.

(f) Joint Interests

Substantially all of the Company's exploration, development and production activities are conducted jointly with others and, accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

(g) Stock Based Compensation

The Company has a stock based compensation plan, which is described in note 7. Options issued are accounted for in accordance with the fair value method of accounting for stock based compensation. The associated compensation expense is charged to earnings (loss) and corresponding increase in contributed surplus, based on an estimate of the fair value determined using a Black-Scholes option pricing model at the date of the grant. Consideration paid to the Company on the exercise of stock options is credited to share capital. At the time of exercise, the related amounts previously credited to contributed surplus are also transferred to share capital. Stock options issued to directors and employees are amortized into income over their vesting life while stock options granted to consultants are recorded to earnings (loss) at the time of grant.

(h) Measurement Uncertainty

The amount recorded for depletion and depreciation of oil and gas properties, the provision for future asset retirement obligations and the ceiling test calculation are based on estimates of gross proven reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

(i) Per Share Information

Per share information is calculated using the treasury stock method. Under this method, the diluted weighted average number of common shares is calculated assuming that the proceeds from exercise of outstanding and in-the-money options is used to purchase common shares at the estimated average market price.

Blizzard Energy Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003
(Tabular amounts in thousands of dollars, unless otherwise noted)

(j) Flow-through Common Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as future income taxes and a reduction to share capital when the expenditures are renounced.

(k) Future Income Taxes

The Company follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the carrying value and the tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

3. ACQUISITIONS

Sousa property

On December 18, 2003 the Company acquired a natural gas property in the Sousa area of Alberta for cash consideration of $36,922,579. The purchase price has been allocated to the assets and liabilities acquired as follows:

Property and equipment	$39,298
Asset retirement obligations	(2,376)
	$36,922

4. PROPERTY AND EQUIPMENT

	December 31, 2003		
	Cost $	Accumulated Depletion and Depreciation $	Carrying Value $
Oil and gas properties	39,759	103	39,656
Computer equipment	31	—	31
Office furniture and equipment	16	—	16
	39,806	103	39,703

At December 31, 2003, oil and gas properties included $6,400,000 relating to undeveloped properties, which have been excluded from the depletion and depreciation calculation. Future development costs on proven undeveloped reserves of $10,263,000 are included in the depletion and depreciation calculation.

During the year ended December 31, 2003, the Company capitalized $33,991 in geological consulting directly related to exploration and development activities.

At December 31, 2002, the Company did not own any property and equipment.

Blizzard Energy Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003
(Tabular amounts in thousands of dollars, unless otherwise noted)

5. BANK LOAN

The Company has a $15,425,000 extendible revolving term credit facility from a Canadian chartered bank. This facility bears interest at the bank's prime rate plus 12.5 basis points, payable monthly in arrears. The Company may also borrow by way of bankers' acceptances which are subject to a stamping fee. The loan is a revolving facility until July 31, 2004 with annual extension periods available at the request of the borrower and subject to the bank's approval. This facility is subject to an annual review and re-determination of the Company's borrowing base by the bank, with the next review to occur by June 30, 2004. So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayment requirements. In the event the revolving period is not extended the credit facility shall be converted to a term facility with a term not exceeding five years with the first reduction commencing August 30, 2004 in an amount and for a term to be determined by the bank. Under the terms of the loan agreement, the Company is subject to certain financial and non-financial covenants. The effective interest rate on the outstanding loan balance during 2003 was 4.62%.

Collateral pledged for the facility consists of a first floating charge demand debenture in the amount of $50 million over all of the property of the Company.

6. ASSET RETIREMENT OBLIGATIONS

The Company has recorded a liability for asset retirement obligations of $2,375,602 as at December 31, 2003. No liabilities were actually incurred or settled in the current period and no accretion expense or revisions in estimated cash flows were recorded. The total undiscounted amount of the estimated future cash requirements is $3,654,085, which is expected to occur at the end of the reserves useful life of ten years. The undiscounted estimate has been discounted to the present value of $2,375,602 using a rate of 4.4%.

7. SHARE CAPITAL

(a) Authorized:

Unlimited number of voting common shares without par value.
Unlimited number of voting class A common shares without par value.
Unlimited number of preferred shares to be issued in series.

(b) Common Shares Issued

	Number of Shares	Amount $
Balance at January 1, 2003	375,000	217
Converted to Class A Common Shares	(375,000)	(217)
Balance at December 31, 2003	—	—

The 375,000 common shares issued in December 2002 were issued at $1.00 per share on a flow through basis and recorded net of tax benefits renounced to the shareholders. These shares were converted to Class A Common Shares in December 2003.

Blizzard Energy Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003
(Tabular amounts in thousands of dollars, unless otherwise noted)

(c) Class A Common Shares Issued

	Number of Shares	Amount $
Balance at January 1, 2003	—	—
Issued for cash	8,250,000	251
Tax benefits renounced to shareholders	—	(102)
Issued for cash	51,250,000	41,000
Share issue costs	—	(1,370)
Tax benefits on share issue costs	—	558
Conversion of Common Shares	375,000	217
Balance at December 31, 2003	59,875,000	40,554

Share Capital includes 8,000,000 Class A common shares that were issued at a price of $0.0001 per share to founders. The Company had no business assets at the date of issue. During the year the Company issued 250,000 flow through shares at a price of a $1 per Class A common share and renounced $250,000 of expenditures, the tax effect of which of $102,000 was recorded as a adjustment to share capital. Of the 8,000,000 Class A common shares issued, 1,400,000 of them are being held in trust for employees and directors of the Company. These shares are released from trust over three years. One quarter of the shares were released from trust on December 18, 2003 and one quarter will be released on the anniversary date for each of the next three years. The fair value of these shares is $1,120,000 based on the market value of the Class A Common Shares at the date of closing the Sousa Acquisition. For the year ended December 31, 2003, the Company has recorded $291,666 in the Statement of Earnings (Loss) as additional compensation expense related to these shares with a corresponding increase to contributed surplus. The remaining cost is being recognized in earnings over the next three years.

(d) Performance Warrants

The management, employees and directors of the Company have the right to purchase additional Class A common shares of the Company, or common shares if the class A common shares have been converted, at a purchase price of $0.001 per share through the granting of performance warrants. On December 16, 2003, 2,500,000 Series A performance warrants and 2,000,000 Series B performance warrants were issued for no consideration.

Subsequent to a "qualifying liquidity event", the number of Series A warrants that eventually become exercisable is determined on a sliding scale by measuring the rate of return provided to shareholders over a base price of $0.80 per share, with the maximum exercisable at a valuation price of $1.07 per share. The Series B warrants vest at the time of a "qualifying liquidity event", but do not require a rate of return, with the maximum exercisable if such event occurs prior to May 31, 2005. Of the total warrants outstanding, 2,040,000 Series A warrants and 1,632,000 Series B warrants may be exercised immediately assuming the conditions above are satisfied. The remaining 460,000 Series A warrants and 368,000 Series B warrants (collectively "the Employee Warrants") may be exercised by the security holder as to one-quarter on each of December 18, 2003, 2004 and 2005 and the final quarter on May 31, 2006. An additional 460,000 Series A performance warrants and 368,000 Series B performance warrants have been issued to the founders that may be exercised only if a corresponding number of Employee Warrants are cancelled.

The Company has determined the fair value of the performance warrants at the date of issuance to be $3,600,000 being the difference between the exercise price and the estimated market value of the Class A Common Shares at the

Blizzard Energy Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003
(Tabular amounts in thousands of dollars, unless otherwise noted)

date of grant. Of this amount, $3,111,480 has been recognized as stock based compensation expense in the Statement of Earnings (Loss) for the year ended December 31, 2003 with a corresponding increase in contributed surplus. The remaining, $488,520 relates to the warrants issued to employees of the Company and will be recorded as additional expense over 2.5 years, being the period in which the warrants become exercisable.

(e) Stock Options

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants to acquire up to 10 percent of the issued and outstanding Class A common shares. Vesting of options and exercise prices are set by the board of directors at the time of grant. The dates on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. In connection with this plan, the Company has reserved 2,610,000 Class A common shares, or common shares if the class A common shares have been converted, for future issuance. The Company has issued stock options to acquire common shares through its stock option plan of which the following are outstanding at December 31, 2003:

	Number of Shares	Weighted average exercise price $
Outstanding at January 1, 2003	—	—
Granted	2,610,000	0.80
Outstanding at December 31, 2003	2,610,000	0.80
Options exercisable at December 31, 2003	1,252,500	0.80

All stock options were granted on December 16, 2003. 800,000 stock options were issued to Directors. These options vested on the date of the grant. The balance of the options were issued to employees which vested as to one-quarter on the date of the grant and one-quarter for each of the anniversary dates ending December 16, 2004, 2005 and 2006. All of the outstanding options expire in 5 years.

The fair value of Class A common share options granted in 2003 is estimated to be $182,700 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

Risk-free interest rate *(%)*	3.00
Expected life *(years)*	3.00
Expected volatility *(%)*	2.00
Expected dividend yield *(%)*	0

For the purposes of disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis, and $88,995 has been recognized as stock based compensation expense in 2003 with a corresponding increase in contributed surplus.

(f) Per Share Amounts

The net loss per Class A common shares was calculated using the weighted average number of shares outstanding for the year ended December 31, 2003 of 3,546,233. For the year ended December 31, 2003, all of the stock options and warrants were excluded from the computation of diluted loss per share amounts as they were anti-dilutive.

Blizzard Energy Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003
(Tabular amounts in thousands of dollars, unless otherwise noted)

8. INCOME TAXES

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to earnings (loss) before income taxes. These differences are explained as follows:

	2003 $
Loss before income taxes	(3,737)
Statutory income tax rate	40.74%
Expected income tax recovery	(1,522)
Increase (decrease) in income taxes from:	
Non-deductible crown charges	13
Resource allowance	7
Corporate income tax rate change	(4)
Non deductible stock based compensation costs	1,423
Large corporations tax	8
Other	3
Future and current income tax recovery	(72)

The net future income taxes liability comprises:

	2003 $
Differences between tax base and reported amounts for depreciable assets	45
Resource allowance and crown lease rentals rate reductions	(1)
Provision for future site restoration and abandonment	3
Tax benefits renounced on flow through shares	(260)
Tax benefits on share issue expenses	558
	345

At December 31, 2002, the future income tax liability related to the tax benefit renounced on flow-through common shares of $158,000.

As at December 31, 2003, the Company had unused resource tax pool balances of approximately $38,000,000 which are available to reduce future taxable income. In addition, the Company has non-capital losses for income tax purposes of approximately $56,547 which are available for application against future taxable income and which expire in 2010. The income tax benefit of these losses has not been recognized in the financial statements.

9. RELATED PARTY TRANSACTIONS

A director of the Company is a partner of a law firm that was paid $250,000 for legal services for the year ended December 31, 2003. The fees charged were based on standard rates and time spent on Company matters.

Blizzard Energy Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003
(Tabular amounts in thousands of dollars, unless otherwise noted)

In addition, two directors and two senior officers of the Company were indebted for $375,000, in aggregate, to the Company during the year until the loans were repaid in December 2003. No interest was charged on this indebtedness.

Of the 8,000,000 Class A Common Shares issued to founders as described in note 7c, 1,400,000 are being held in trust by a trustee for directors and employees. 336,000 of these shares were released on December 18, 2003. The balance will be released at one-third per year on December 18, 2004, 2005 and 2006. If any of the directors or employees leave the Company before the applicable release date, the shares will become the property of the founding shareholders.

10. FINANCIAL INSTRUMENTS

(a) Fair Value

The Company has financial instruments consisting of accounts receivable, accounts payable and bank loan. The carrying value of these instruments approximates fair value.

(b) Credit Risk

A substantial portion of the Company's accounts receivable are with entities in the oil and gas industry. The Company generally extends unsecured credit to these companies, and therefore, the collection of accounts receivable may be affected by changes in economic or other conditions and may accordingly impact the Company's overall credit risk. Management believes the risk is mitigated by the size, reputation and diversified nature of the companies to which it extends credit.

(c) Interest Rate Risk

The Company is exposed to interest rate risk in relation to the floating interest rate on its revolving credit facility.

11. CASH FLOW INFORMATION

Changes in non-cash working capital were comprised of the following;

	2003 $
Accounts receivable	674
Prepaid expenses	8,867
Accounts payable and accrued liabilities	(912)
Net change	8,629
Net change by activity:	
Operating	(349)
Investing	8,978
Net change	8,629

Blizzard Energy Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2003
(Tabular amounts in thousands of dollars, unless otherwise noted)

The following shows the actual cash amount paid:

	2003 $
Cash interest paid	3
Cash interest received	1
Cash taxes paid	—

12. PREPAID EXPENSES

Prepaid expenses include an advance of $8,727,154 to a contract operator for the winter drilling program to be undertaken in the first quarter of 2004.

13. COMMITMENTS

The Company has a drilling commitment with a senior oil and gas producer to spend $14,500,000 by April 30, 2005. Collateral pledged as security for the commitment consists of a $30,000,000 fixed and floating charge debenture over the Company's oil and gas properties, which is subordinated to the Company's bank.

The Company is committed to payments under operating leases for office space as follows:

	$
2004	105
2005	105
2006	105
2007	105
2008	9
	429

14. SUBSEQUENT EVENTS

In April of 2004 the Company filed a preliminary prospectus in respect of an initial public offering of 20,000,000 Common Shares at a price of $1.25 per Common Share for gross proceeds of $25,000,000. It is expected that the offering will close on or about May 26, 2004.

SCHEDULE D

NI 51-101 FORMS

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

To the board of directors of Blizzard Energy Inc. (the "**Company**"):

1. We have prepared an evaluation of the Corporation's reserves and resources data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Corporation's board of directors:

		Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
Description and Preparation Date of Evaluation Report	**Location of Reserves (Country or Foreign Geographic Area)**	**Audited**	**Evaluated**	**Reviewed**	**Total**
February 28, 2005	Canada	-	$180,211 M	-	$180,211 M

5. In our opinion, the reserves and resources data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada. Dated February 28, 2005.

(Signed) "*Wayne W. Chow, P. Eng.*"
Vice President

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Blizzard Energy Inc. (the "**Corporation**") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future new revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Technical Committee of the board of directors of the Corporation has

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Technical Committee of the board of directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Technical Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) "*John R. Rooney*"
President and Chief Executive Officer

(Signed) "*Michael Machalski*"
Senior Vice President and Chief Operating Officer

APPENDIX G

STOCK OPTION PLAN

STOCK OPTION PLAN

1. The Plan

A stock option plan (the "Plan") pursuant to which options to purchase common shares ("Shares") of Zenas Energy Corp. (the "Corporation") may be granted to the directors, officers, employees of or provider of services to, the Corporation and its subsidiaries is hereby established on the terms and conditions herein set forth.

2. Purpose

The purpose of this Plan is to advance the interests of the Corporation by encouraging the directors, officers, employees of, or provider of services to, the Corporation and its subsidiaries to acquire Shares, thereby: (i) increasing the proprietary interests of such persons in the Corporation; (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally; (iii) encouraging such persons to remain associated with the Corporation; and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

3. Administration

This Plan shall be administered by the board of directors of the Corporation (the "Board"). Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options (as hereinafter defined), all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder; (ii) prescribe, amend and rescind rules and regulations relating to this Plan; and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal, personal representatives and beneficiaries.

(a) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board and/or to any member of the Board. Whenever used herein, the term "Board" shall be deemed to include any committee or director to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this section 3.

(b) An option to acquire the Shares granted hereunder ("Option") shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve.

4. Shares Subject to Plan

(a) Subject to section 15 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares.

(b) The aggregate number of Shares reserved for issuance under this Plan, together with any other security-based compensation arrangements of the Corporation shall be such number of Shares equal to 10% of the total number of issued and outstanding Shares, from time to time (calculated on a non-diluted basis). This prescribed maximum may be subsequently increased to any other specified amount, subject to the approval of the stock exchange or exchanges on which the Shares are listed and such shareholder approvals as may be required by such exchanges.

(c) If any Option or other security granted under this Plan or any other security-based compensation arrangements of the Corporation, shall expire or terminate for any reason without having been

exercised in full, any unpurchased Shares to which such Option or other security relates shall be available for the purposes of the granting of Options under this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

6. Eligibility and Participation

(a) The Board may, in its discretion, select any directors, officers, employees of, or provider of services to, the Corporation or subsidiaries of the Corporation to participate in this Plan. No provider of services to the Corporation who is also an insider (as that term is defined by the *Securities Act* (Alberta) of the Corporation shall be granted Options in the capacity of a provider of services. In addition, only persons who provide services to the Corporation of an ongoing or recurring nature shall be entitled to be granted Options. (Any person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

(b) The Board may from time to time, in its discretion, grant an Option to any Participant, upon the terms, conditions and limitations set forth herein, and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange on which the Shares are listed require such approval.

(c) the number of Shares reserved for issuance pursuant to Options granted to insiders under this Plan and any other security-based compensation arrangement of the Corporation, shall not exceed 10% of the outstanding issue of Shares.

(d) The number of Shares issued to insiders under this Plan and any other security-based compensation arrangement of the Corporation, within a one-year period, shall not exceed 10% of the outstanding issue of Shares.

(e) The number of Shares issued to any one insider and such insider's associates under this Plan, within a one-year period, shall not exceed 5% of the outstanding issue of Shares.

7. Exercise Price

Options may be exercised at a price (the "Exercise Price") which shall be fixed by the Board at the time that the Option is granted. No Option shall be granted with an Exercise Price at a discount to the market price. The market price shall be the volume weighted average trading price of the Shares (calculated by dividing the total value by the total volume of Shares traded for the relevant period) on a stock exchange on which the Shares are traded for the five trading days immediately preceding the date of the grant (the "Market Price"). If the Shares are not listed on a stock exchange at the time of the grant of an Option then the Market Price for the purposes of such a grant shall be determined by the Board in its sole discretion. Number of Optioned Shares

The number of Shares that may be acquired under an Option (the "Optioned Shares") granted to a Participant shall be determined by the Board as at the time the Option is granted, provided that the aggregate number of Shares reserved for issuance to any one Participant under this Plan or any other plan of the Corporation, shall not exceed five percent of the total number of issued and outstanding Shares (calculated on a non-diluted basis).

(Signed) "*Robert R. Rooney*"
Director

(Signed) "*Larry G. Evans*"
Director

March 30, 2005

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8. Term

The period during which an Option may be exercised (the "Option Period") shall be determined by the Board at the time the Option is granted, subject to any vesting limitations which may be imposed by the Board in its sole unfettered discretion at the time such Option is granted, provided that:

(a) no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;

(b) the Option Period shall be automatically reduced in accordance with Sections 11 and 12 below upon the occurrence of any of the events referred to therein; and

(c) no Option in respect of which shareholder approval is required under the rules of any stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation.

9. Method of Exercise of Option

(a) Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof.

(b) Subject to the other provisions of the Plan and any vesting limitations imposed by the Board at the time of grant, an Option may be exercised, in whole or in part, at any time or from time to time by the Participant giving written notice to the Corporation specifying the number of Shares with respect to which the Option is being exercised, which notice shall be accompanied by payment in full of the Exercise Price for the Shares with respect to which the Option is being exercised.

(c) A Participant shall not be obligated to purchase and pay for any Optioned Shares except those Optioned Shares in respect of which the Participant shall have exercised the Option pursuant to paragraph 10(b) above.

(d) Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his or her legal or personal representative) or to the order thereof, a certificate representing the number of Shares with respect to which the Option has been exercised, such Shares to be issued as fully paid and non-assessable Shares.

(e) Notwithstanding anything else contained herein, at or after the time that any Option could be exercised by a Participant, the Participant may elect to surrender, in whole or in part, his or her rights under any Option by written notice given to the Corporation stating that such Participant wishes to surrender his or her Option in exchange for a payment by the Corporation of a cash amount per Optioned Share equal to the difference (if positive) between and the current market price of the Shares on the TSX and the exercise price of the Option. For this purpose the current market price of the Shares shall be the volume weighted average price of the Shares on the TSX, or such exchange on which the majority of the trading volume and value of the listed Shares occurs, for the five trading days immediately preceding the date of such surrender, provided that if the Shares are not then listed and posted for trading on any stock exchange in Canada, then it shall be the fair market value per Share as determined by the Board in its sole discretion. The Board has the sole discretion to consent to or disapprove of the election of the Participant to receive cash pursuant to this Section 10(e). If the Board disapproves of the election, the Participant may (i) exercise the Option under Section 10 (read without reference to Section 10(e)) or (ii) retract the request to exercise such Option.

10. Ceasing to be a Director, Officer, Employee or Consultant

If any Participant who is a director, officer, employee of, or provider of services to, the Corporation or a subsidiary thereof shall cease to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary of the Corporation for any reason other than death, permanent disability or normal retirement his Option will terminate at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the ninetieth (90th) day after the date such Participant ceases to be a director, officer or employee of, or provider of services to, the Corporation or a subsidiary thereof. During such period, the Option, or portion thereof, shall be exercisable only to the extent that the Participant was entitled to exercise the Option as at the date of his cessation. If the relationship of the Participant with the Corporation is terminated for any reason prior to the expiration of his Option, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant's rights shall be strictly limited to those provided for in this Section 11. The Participant shall have no claim to or in respect of any Option which may have or would have vested had due notice of termination of employment been given nor shall the Participant have any entitlement to damages or other compensation on any claim for wrongful termination or dismissal in respect of any Option or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant's rights to seek compensation for lost employment or lost employment benefits (other than those accruing under or in respect of any Option) in the event of any alleged wrongful termination or dismissal.

Neither the selection of any person as a Participant nor the granting of an Option to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer or employee of, or provider of services to, the Corporation or subsidiary, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer or employee of, or provider of services to, the Corporation or subsidiary, as the case may be.

11. Death, Permanent Disability or Normal Retirement of a Participant

In the event of the death, permanent disability or normal retirement of a Participant, any Option previously granted to him or her shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, in the event of death or permanent disability, only:

(a) by the person or persons to whom the Participant's rights under the Option shall pass by the Participant's will or applicable law; and

(b) to the extent that he was entitled to exercise the Option as at the date of his death or permanent disability.

12. Rights of Participants

No person entitled to exercise any Option granted under this Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any Shares issuable upon exercise of such Option until such Shares have been paid for in full and issued to such person.

13. Proceeds from Exercise of Options

The proceeds from any sale of Shares issued upon the exercise of Options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine and direct.

14. Adjustments

(a) The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares of the Corporation, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Option granted prior to such event without any change in the total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each Share covered by the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

(b) Adjustments under this Section 15 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued under this Plan on any such adjustment.

15. Change of Control

Notwithstanding the provisions of Section 11, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation then the Participant shall be entitled to exercise in full or in part any unexercised Option previously granted hereunder, whether vested or not, until the earlier of the expiration of the Option Period or the expiration of ninety (90) days after the date of termination of the employment of the Participant with the Corporation or a subsidiary thereof or ninety (90) days after the cessation or termination of the Participant as a director, officer or consultant of the Corporation or any subsidiary thereof.

For the purpose of this Plan, change of control of the Corporation means:

(a) the acceptance by the holders of Common Shares of the Corporation, representing in the aggregate, fifty (50%) percent or more of all issued Common Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the outstanding Shares of the Corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board of Directors of the Corporation immediately prior to the effective date of such transaction constitute a majority of the Board of Directors of the resulting corporation following such effective date;

(b) the acquisition, by whatever means, by a person (or two or more persons who, in such acquisition, have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Common Shares acquired), directly or indirectly, of beneficial ownership of such number of Common Shares or rights to Common Shares of the Corporation, which together with such person's then owned Common Shares and right to Common Shares, if any, represent (assuming the full exercise of such rights to voting securities) fifty (50%) percent or more of the combined voting rights of the Corporation's then outstanding Common Shares;

(c) the entering into of any agreement by the Corporation to merge, consolidate, restructure, amalgamate, initiate an arrangement or be absorbed by, into or with another corporation; provided that no Change of Control shall be deemed to have occurred if upon completion of any such transaction individuals who were members of the Board of Directors of the Corporation immediately prior to the effective date of such transaction constitute a majority of the Board of Directors of the resulting corporation following such effective date; and

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate the assets or wind-up the Corporation's business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a bona

fide reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement).

16. Transferability

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferrable or assignable unless specifically provided herein. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Option pass by the Participant's will or applicable law.

17. Amendment and Termination of Plan

The Board may, at any time, suspend or terminate this Plan. The Board may also at any time amend or revise the terms of this Plan or any Options, subject to regulatory approval, provided that no such amendment or revision shall in any manner materially adversely affect the rights of any Participant under any Options theretofore granted under this Plan without such Participant's consent and further provided that approval shall be obtained from a majority of the holders of Shares (excluding the votes of Shares held directly or indirectly by insiders benefiting from the amendment) in respect of any amendment to the Plan which seeks to (i) reduce the Exercise Price or the purchase price paid for any Optioned Shares, or (ii) extend the Option Period.

Where used in this Section 18, the term "insiders" shall have the meaning attributed thereto in the rules of the Toronto Stock Exchange.

18. Necessary Approvals

The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. Without limiting the forgoing, all unallocated Options under this Plan must, every three years after the effective date of this Plan, be approved by (i) a majority of the Corporation's directors, (ii) a majority of the Corporation's unrelated directors, and (iii) a majority of the holders of the Shares.

If Shares cannot be issued to a Participant upon the exercise of an Option due to legal or regulatory restrictions, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

Where used in this Section 19, the term "unrelated directors" shall have the meaning attributed thereto in the rules of the Toronto Stock Exchange.

19. Stock Exchange Rules

The Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the stock exchange or exchanges on which the Shares are listed.

20. Right to Issue Other Shares

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

21. Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at the Office of the Chairman in Calgary, Alberta; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

22. Gender

Words used herein importing gender shall include all genders.

23. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

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APPENDIX H

INFORMATION CONCERNING THE FUND

APPENDIX H

INFORMATION CONCERNING SHININGBANK ENERGY INCOME FUND

TABLE OF CONTENTS

NOTE TO READER

Pursuant to the Arrangement, the Fund will acquire all of the issued and outstanding Blizzard Shares. The disclosure in this Appendix has been prepared prior to giving effect to the Arrangement. For further information regarding the Fund, please refer to the following:

(a) the Renewal Annual Information Form of the Fund dated March 21, 2005 for the year ended December 31, 2004 ("**AIF**"), which is attached to this Appendix as Schedule "A";

(b) the Information Circular of the Fund dated March 21, 2005 relating to the special and annual meeting of Unitholders of the Fund held on May 10, 2005, which is attached to this Appendix as Schedule "B";

(c) the unaudited comparative interim consolidated financial statements of the Fund and the notes thereto as at and for the periods ended March 31, 2005 and 2004, the audited consolidated financial statements of the Fund and the notes thereto as at and for the years ended December 31, 2004 and 2003, together with the auditors' report thereon, and the audited consolidated financial statements of Birchill Resources Limited as at and for the years ended December 31, 2003 and 2002, together with the auditors' report thereon all of which are attached to this Appendix as Schedule "C";

(d) management's discussion and analysis of the financial condition and operations of the Fund for the period ended March 31, 2005, and management's discussion and analysis of the financial condition and operations of the Fund for the year ended December 31, 2004, all of which are attached to this Appendix as Schedule "D";

(e) the material change report of the Fund dated June 7, 2005 relating to the Arrangement, which is attached to this Appendix as Schedule "E"; and

(f) the pro forma financial statements of the Fund as at March 31, 2005 and for the periods ended December 31, 2004 and March 31, 2005, which are attached to this Appendix as Schedule "F".

Any material change reports (excluding confidential reports), comparative interim financial statements and information circulars (excluding those portions that are not required pursuant to applicable securities regulations to be incorporated by reference herein) filed by the Fund with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the completion of the Arrangement shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.

DISTRIBUTION HISTORY

The following table summarizes cash distributions from the Fund since February 15, 2005.

Ex-Distribution Date[(1)]	Record Date	Payment Date	Distribution Amount (C$ per Trust Unit)
June 28, 2005	June 30, 2005	July 15, 2005	$0.23
May 27, 2005	May 31, 2005	June 15, 2005	$0.23
April 27, 2005	April 30, 2005	May 15, 2005	$0.23
March 28, 2005	March 31, 2005	April 15, 2005	$0.23
February 24, 2005	February 28, 2005	February 15, 2005	$0.23
January 27, 2005	January 31, 2005	January 15, 2005	$0.23

Notes:

(1) The ex-distribution date is two business days prior to the record date.

(2) The record date is the last day of the month.

CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at May 31, 2005, both before and after giving effect to the Arrangement:

	Authorized	**As at May 31, 2005 before giving effect to the Arrangement (unaudited)**	**As at May 31, 2005 after giving effect to the Arrangement (unaudited)**
Bank Loan[(1)]	$250,000,000[(6)]	$175,556,000	$257,789,000
Exchangeable Shares[(5)]	unlimited	$7,632,000 (263,482 shares)	$7,632,000 (263,482 shares)
Trust Units[(2)(3)]	300,000,000	$712,639,000 (54,468,100 units)	$890,456,000 (63,305,892 units)[(4)]

Notes:

(1) The Fund has a $250 million revolving credit facility with a syndicate of four Canadian chartered banks. The facility is secured by a $300 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's operating subsidiaries and affiliates. The revolving period extends to April 27, 2006, at which time the facility reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2006.

(2) As at May 31, 2005, an aggregate of 3,021,129 Trust Units were reserved for issuance under the Trust Unit Rights Incentive Plan. As at May 31, 2005, there were outstanding rights granted pursuant to the Trust Unit Rights Incentive Plan to acquire an aggregate of 1,942,734 Trust Units at an average grant price of $18.85 per Trust Unit. As at May 31, 2005, the average adjusted exercise price of these rights was $16.96 per Trust Unit.

(3) As at May 31, 2005, an aggregate of 851,117 Trust Units were reserved for issuance upon the exchange of Exchangeable Shares, at the holders' option, at the exchange ratio in effect at May 31, 2005 of 1.37923 Trust Units for each outstanding Exchangeable Share.

(4) Based on the issuance of 8,837,792 Trust Units issuable pursuant to the Arrangement.

(5) On October 9, 2002, Shiningbank Energy issued 1,136,614 Exchangeable Shares at a deemed value of $14.508 per Exchangeable Share in connection with the management internalization transaction. The Exchangeable Shares are exchangeable, at the option of the holder, into Trust Units for no additional consideration. As at May 31, 2005,

353,614 Exchangeable Shares were held in escrow to be released over periods up to October, 2007 under the terms of the respective escrow agreements with each of the two holders of the Exchangeable Shares. As at May 31, 2005, $1.33 million of the total purchase price was recorded as a deferred reduction to the Exchangeable Shares representing Exchangeable Shares subject to escrow provisions net of the amortization.

(6) Excludes incremental borrowing capacity related to Blizzard assets estimated at $52,000,000 based on existing Blizzard credit facilities.

MARKET FOR SECURITIES

Price Range and Trading Volume

The outstanding Trust Units of the Fund are listed and posted for trading on the TSX under the symbol SHN.UN.

The following table sets forth the price range for, and trading volume of, the Trust Units as reported by the TSX on a monthly basis since December 2004.

	Low	High	Volume
January 2005	$20.90	$22.75	2,399,463
February 2005	$22.40	$23.35	3,309,914
March 2005	$19.77	$23.05	3,864,942
April 2005	$19.60	$21.97	3,369,090
May 2005	$20.25	$22.19	2,583,816
June 1-24, 2005	$20.65	$21.84	2,559,423

For the price range and trading volume of the Trust Units for periods prior to those set out above, refer to the AIF, which is attached to this Appendix as Schedule "A".

Prior Sales

Since December 31, 2004, Shiningbank has not entered into nor issued any Trust Units as part of an equity offering. Trust Units are issued from treasury on a monthly basis to those Unitholders who participate in a Distribution Reinvestment Plan.

LEGAL PROCEEDINGS

To the knowledge of management of Shiningbank Energy, there are no legal proceedings to which the Fund or Shiningbank Energy or which any of their property is the subject, nor are any such proceedings that are contemplated.

MATERIAL CONTRACTS

Since December 31, 2004, neither the Fund nor Shiningbank Energy have entered into any material contracts, other than the Arrangement Agreement.

SCHEDULE "A"

RENEWAL ANNUAL INFORMATION FORM OF THE FUND

Shiningbank Energy Income Fund

RENEWAL ANNUAL INFORMATION FORM
for the year ended December 31, 2004

March 21, 2005

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS

The following are defined terms used in this Annual Information Form:

"923720" means 923720 Alberta Inc., a wholly-owned subsidiary of the Fund used for the purpose of the acquisition of Ionic, which was amalgamated with the Corporation and Ionic on May 4, 2001.

"Administrative Services Agreement" means the agreement between the Corporation and the Trustee on behalf of the Fund, dated October 9, 2002, as amended, pursuant to which the Corporation agreed to provide certain management, advisory and administrative services in connection with the Royalties, the Fund, the Trust Units and any entity of the Fund administered by the Corporation;

"ARTC" means Alberta Royalty Tax Credit;

"Birchill" means Birchill Resources Limited, which was amalgamated with Shiningbank Energy Ltd. on March 8, 2004;

"Birchill Acquisition" means the acquisition of Birchill by the Corporation on March 8, 2004. See "General Development of the Fund – Significant Developments in 2004" and "Birchill Acquisition";

"Birchill Acquisition Note" means the promissory note issued to the Fund by the Corporation pursuant to the acquisition of Birchill. See "Incorporation and Organization - The Birchill Acquisition Note";

"Cambright" means Cambright Gas Corporation, which was amalgamated with Shiningbank Energy Ltd. on July 1, 2000;

"Cash Distribution Date" means the date Distributable Cash is paid to Unitholders, which is not later than the fifteenth day of the month following the applicable Distribution Record Date;

"Corporation" means Shiningbank Energy Ltd.;

"Corporation Royalty Agreement" means the royalty agreement dated July 31, 1996, as amended and restated as of February 28, 2003 between the Corporation and the Trustee;

"Corporation USA" means the unanimous shareholder agreement of the Corporation dated October 9, 2002 among the Corporation, SHC and the Trustee;

"Crown" means Her Majesty the Queen in Right of Canada or a Province thereof;

"Debt Service Charges" means all interest and principal repayments relating to the borrowing of funds by the Corporation. See "Incorporation and Organization - The Corporation - Borrowing";

"Deferred Purchase Price Obligation" means the ongoing obligation of the Fund to pay to the Corporation and SLP, in certain circumstances, an amount equal to 99% of the cost of any additional Canadian resource properties (as defined in the Tax Act) which may be subsequently acquired by the Corporation and SLP, directly or by way of corporate take-over or other business combination, to the extent that such cost is not financed by the borrowings of the Corporation and SLP; 99% of any indebtedness incurred by the Corporation and SLP for the purposes of acquiring any additional Canadian resource properties; and 99% of any capital expenditures incurred in respect of the Properties and so designated by the Corporation and SLP, to the extent such cost is not financed by the borrowings of the Corporation and SLP. See "Incorporation and Organization - The Royalties - Deferred Purchase Price Obligation";

"Distributable Cash" means, for any particular period, "net income" as calculated pursuant to the terms of the Trust Indenture, and means the Royalty Income received or receivable by the Fund plus interest and dividend

income received or receivable and Alberta Royalty Credit received or receivable, if any, and other payments or distributions from the Managed Entities, less the aggregate of Crown charges and any other direct cash expenses of the Fund;

"Distribution Record Date" means such dates as the Trustee may from time to time, upon written direction from the Corporation, designate as a "Distribution Record Date" except that December 31 shall be a Distribution Record Date;

"Exchangeable Shares" means the non-voting exchangeable shares of SHC, which are exchangeable into Trust Units based on the Exchange Ratio, of which 1,136,614 were issued to Kivacorp and Proximus collectively, on October 9, 2002, pursuant to the Management Internalization Transactions, 353,614 of which remain subject to escrow at March 21, 2005. See "General Development of the Business of the Fund – Three Year History – Management Internalization Transactions";

"Exchange Ratio" means the ratio pursuant to which Exchangeable Shares can be converted to Trust Units. See "General Development of the Business of the Fund – Three Year History – Management Internalization Transactions";

"Exempt Plan" means an RRSP, DPSP or RRIF;

"Former Manager" means Shiningbank Energy Management Inc.;

"Fund" means Shiningbank Energy Income Fund;

"Ionic" means Ionic Energy Inc.;

"Ionic Acquisition Notes" means the promissory notes issued by a predecessor to the Corporation in exchange for shares of Ionic. See "Incorporation and Organization - The Ionic Acquisition Notes";

"Kivacorp" means Kivacorp Petroleum Ltd.;

"Managed Entities" means the Corporation, SHC, 113024 Alberta Inc., SOT and SLP and all other subsidiary entities of the Fund and of any Managed Entity;

"Management Agreement" means the management agreement dated July 31, 1996, as amended, and terminated October 9, 2002, among the Former Manager, the Corporation and the Trustee pursuant to which the Former Manager provided management services to the Corporation and the Fund prior to the Management Internalization Transactions;

"Management Fee" means a management fee which was payable by the Corporation to the Former Manager prior to October 9, 2002.

"Management Internalization Transactions" means the series of transactions by which the Fund effected an internalization of its management by acquiring, through its wholly-owned subsidiary SHC, all of the shares of the Former Manager and subsequently amalgamating the Former Manager with the Corporation and continuing as the Corporation. See "General Development of the Business of the Fund – Three Year History – Management Internalization Transactions";

"Net Operating Income" means Net Production Revenue plus capital expenditures less all applicable Crown charges net of Alberta Royalty Credit, if applicable;

"Net Production Revenue" means the amount received or receivable by the Corporation and by SLP in respect of the sale of its interest in all Petroleum Substances collected from the Properties less: (i) expenditures paid or payable by or on behalf of the Corporation and of SLP in respect of the operation of the Properties including,

without limitation, the cost of gathering, compressing, processing, lifting, transporting and marketing all Petroleum Substances produced therefrom, the cost of equipment repair and maintenance and all other amounts paid or payable to third parties which are calculated with reference to production from the Properties including, without limitation, gross overriding royalties, lessors' royalties, but excepting Crown charges and other applicable charges; and (ii) capital and asset retirement expenditures paid or payable;

"NI 44-101" means Canadian Securities Administrators' National Policy 44-101 – Prompt Offering Qualification System – Short Form Prospectus Distributions;

"NI 51-101" means Canadian Securities Administrators' National Policy 51-101 – Standards of Disclosure for Oil and Gas Activities;

"Paddock" means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"Paddock Report" means the report dated February 14, 2005 prepared by Paddock that reports on certain reserves attributable to the Fund as at December 31, 2004;.

"Petroleum Substances" means oil, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"Property" or "Properties" means the working, royalty or other interests of the Corporation and of SLP in any petroleum and natural gas rights, tangibles and miscellaneous interests which the Corporation and SLP may own from time to time. See "Statement of Reserves Data and Other Oil and Gas Information";

"Proximus" means Proximus Energy Corporation;

"Raider" means Raider Resources Ltd.;

"Raider Acquisition Notes" means the promissory notes issued by a predecessor to the Corporation in exchange for shares of Raider. See "Incorporation and Organization – The Raider Acquisition Notes";

"Royalties" means the entitlement of the Fund to receive Royalty Income derived from the Corporation's and SLP's working interests in the Properties. See "Intercorporate and Organization - The Royalties";

"Royalty Agreements" means collectively, the Corporation Royalty Agreement and the SLP Royalty Agreement;

"Royalty Income" means 99% of the amount by which Net Production Revenue exceeds the aggregate of Debt Service Charges, costs, expenses, taxes and other applicable charges payable by the Corporation and SLP in respect of their Properties;

"SEAL" means Shiningbank Energy Acquisitions Ltd.;

"SHC" means Shiningbank Holdings Corporation;

"SHC USA" means the unanimous shareholders agreement of SHC dated October 9, 2002 among SHC, the Trustee, Proximus and Kivacorp;

"SOT" means Shiningbank Operating Trust;

"SLP" means Shiningbank Limited Partnership;

"SLP Royalty Agreement" means the royalty agreement dated effective March 8, 2004 between the Corporation, as general partner of SLP and the Trustee, as the same shall be amended from time to time;

"Special Resolution" means a resolution passed by a majority of not less than 66 2/3% of the votes cast by the Unitholders who voted in respect of that resolution;

"Sproule" means Sproule Associates Limited, independent petroleum consultants of Calgary, Alberta;

"Sproule Report" means the report dated February 8, 2005 prepared by Sproule that reports on certain reserves attributable to the Fund as at December 31, 2004;

"Statement" means the statement and disclosure provided in this Annual Information Form under the heading "Statement of Reserves Data and Other Oil and Gas Information";

"Tax Act" means the *Income Tax Act* (Canada), as amended from time to time;

"Trustee" means Computershare Trust Company of Canada, or its successors, as trustee of the Fund. See "Incorporation and Organization – Trustee";

"Trust Indenture" means the trust indenture of the Fund dated May 16, 1996, as amended and restated on March 7, 2003, by the Trustee and the Corporation. See "Incorporation and Organization – Trust Units";

"Trust Unit" means an equal undivided beneficial interest in the Fund;

"TSX" means The Toronto Stock Exchange;

"Unitholder" means a holder of one or more Trust Units.

ABBREVIATIONS, TERMS AND CONVERSIONS

Certain terms and abbreviations used in this Annual Information Form are defined below:

"bbl"	barrel of oil or NGL;
"bcf"	billion cubic feet of natural gas;
"boe"*	barrel of oil equivalent;
"boe/d"*	barrel of oil equivalent per day;
"bbl/d"	barrel of oil or NGL per day;
"mbbl"	thousand barrels;
"mboe"*	thousand barrels of oil equivalent;
"mmbtu"	million British Thermal Units;
"mcf"	thousand cubic feet of natural gas;
"mcf/d"	thousand cubic feet of natural gas per day;
"mmcf"	million cubic feet of natural gas;
"mmcf/d"	million cubic feet of natural gas per day;
"mstb"	thousand stock tank barrels;
"NGL"	natural gas liquids;

* A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. Boe's may be misleading, particularly if used in isolation. The boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this Annual Information Form measurements are given in standard Imperial or metric units only. The following table sets forth certain standard conversions.

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbl	cubic metres	0.159
cubic metres	bbl	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

Unless stated otherwise, all sums of money referred to in this Annual Information Form are expressed in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form, including estimates of reserves, estimates of future cash flow and estimates of future production as well as other statements about anticipated future events or results, are forward-looking statements. Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements that are contained in this Annual Information Form involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading "Risk Factors" in this Annual Information Form. Additional information regarding these factors

and other important factors that could cause results to differ materially may be referred to as part of particular forward-looking statements. The forward-looking statements are qualified in their entirety by reference to the important factors discussed under the heading "Risk Factors" and to those that may be discussed as part of particular forward-looking statements.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas information contained in this Annual Information Form has been prepared and presented in accordance with Canadian Securities Administrators' National Instrument 51-101 ("NI 51-101"). The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Annual Information Form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves. There is no assurance that the constant or forecast prices and costs or other assumptions made in connection with the reserves disclosed herein will be attained and variances could be material.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of revenue and future net revenue for all properties, due to the effects of aggregation.

NON-GAAP MEASURES

In this Annual Information Form, the Fund uses the terms "cash flow", "cash available for distribution" and "distributable cash" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. The Fund also uses the term "netbacks", which are calculated as average unit sales price less royalties, transportation costs and operating costs, to represent the cash margin for product sold, calculated on a boe basis. "Cash flow", "cash available for distribution", "distributable cash" and "netbacks" are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have standardized meanings prescribed by GAAP. Therefore, "cash flow", "cash available for distribution", "distributable cash" and "netbacks" of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow", "cash available for distribution", "distributable cash" and "netbacks" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. Cash available for distribution cannot be assured and future distributions may vary.

INCORPORATION AND ORGANIZATION

The Fund

The Fund is an unincorporated open-ended investment trust created under the laws of the Province of Alberta and formed and governed by the Trust Indenture. The head and principal offices of the Fund are located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta T2P 3Y6. The registered office of the Fund is located at Suite 1200, 700 - 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The Fund's assets consist primarily of the Royalties granted by the Corporation and SLP, the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note. The Royalties entitle the Fund to receive Royalty Income earned by the Corporation and by SLP. See "Incorporation and Organization - The Royalties". The Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note entitle the Fund to receive payments of principal and interest from the Corporation and from SLP in accordance with the terms of promissory notes arising at the time of acquisition of the shares of Raider, Ionic and Birchill.

Holders of Trust Units are the beneficiaries of the Fund. Unitholders indirectly receive the benefit of the Royalties consisting of the entitlement to receive an amount equal to the Royalty Income and also indirectly receive the benefit of the interest income on the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note received by the Fund from the Corporation and SLP.

Shiningbank Energy Ltd.

Shiningbank Energy Ltd. was incorporated under the *Business Corporations Act* (Alberta) on March 7, 1996 as Proximity Energy Ltd. Its articles were amended by Certificate of Amendment dated April 9, 1996 to change its name to Shiningbank Energy Ltd. Effective July 1, 2000, and pursuant to the provisions of the *Business Corporations Act* (Alberta), Shiningbank Energy Ltd. amalgamated with Shiningbank Energy Acquisitions Ltd. ("SEAL"), Raider and Raider's wholly-owned subsidiary Cambright Gas Corporation ("Cambright") and continued under the name Shiningbank Energy Ltd. Effective May 4, 2001, and pursuant to the provisions of the *Business Corporations Act* (Alberta), Shiningbank Energy Ltd. amalgamated with 923720 Alberta Inc. and Ionic Energy Inc. and continued under the name Shiningbank Energy Ltd. Effective October 9, 2002, Shiningbank Energy Ltd. amalgamated with Shiningbank Energy Management Inc. and continued under the name Shiningbank Energy Ltd. Effective January 1, 2004, Shiningbank Energy Ltd. amalgamated with Jocsak Energy Ltd. and continued under the name Shiningbank Energy Ltd. Effective March 8, 2004, Shiningbank Energy Ltd. amalgamated with Birchill Resources Limited and Good Ridge Explorations Ltd. to form the Corporation The Corporation is a wholly-owned subsidiary of SHC and an indirect wholly-owned subsidiary of the Fund. The head and principal office of the Corporation is located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of the Corporation is located at Suite 1200, 700 - 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The Corporation is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties, providing certain administrative services to the Fund and acting as general partner of SLP. The Corporation has approximately 65 employees. The Corporation has agreed, pursuant to the Administrative Services Agreement, to provide certain management, advisory and administrative services in connection with the Royalties, the Fund, the Trust Units and any entity of the Fund administered by the Corporation. The Corporation receives no management fees for acting as administrator of the Fund or as general partner of SLP and is reimbursed only for administrative expenses incurred in connection therewith.

Shiningbank Holdings Corporation

Shiningbank Holdings Corporation was incorporated under the *Business Corporations Act* (Alberta) on July 24, 2002 as 999972 Alberta Inc. Its articles were amended by a Certificate of Amendment dated October 8, 2002 to, among other things, change its name to Shiningbank Holdings Corporation and authorize the issuance of an unlimited number of non-voting exchangeable shares. With the exception of the non-voting Exchangeable Shares, the Fund owns all of the issued and outstanding shares of SHC. The head and principal office of SHC is located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SHC is located at Suite 1200, 700 - 2nd Street S.W., Calgary, Alberta, T2P 4V5.

SHC was incorporated for the purpose of acquiring all of the shares of the Former Manager, for cash and Exchangeable Shares, to effect the internalization of the Fund's management. SHC has no business or employees other than holding the shares of the Corporation. See "General Development of the Business of the Fund – Management Internalization Transactions".

Shiningbank Limited Partnership

Shiningbank Limited Partnership ("SLP") is a limited partnership which was formed on December 10, 2004 under the *Partnership Act* (Alberta). The head and principal office of SLP is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SLP is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

SLP is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties. Shiningbank Operating Trust owns 100% of the limited partnership interests in SLP and SEL is the general partner of SLP.

Shiningbank Operating Trust

Shiningbank Operating Trust ("SOT") is an unincorporated commercial trust created under the laws of the Province of Alberta and governed by a trust indenture between Arne R. Nielsen, as settlor, and 1130243 Alberta Inc., as trustee, dated September 30, 2004. The head and principal office of SOT is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The trustee of SOT is 1130243 Alberta Inc. All of the beneficial interest of SOT is held by the Fund. The assets of SOT currently consist of its limited partnership interest in SLP.

1130243 Alberta Inc.

1130243 Alberta Inc. was incorporated under the ABCA on September 30, 2004. Its head and principal office is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6 and its registered office is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

1130243 Alberta Inc. was incorporated for the purpose of being the trustee of SOT. All of the outstanding shares of 1130243 Alberta Inc. are held by the Fund.

Intercorporate Relationships

The following diagram illustrates the flow of cash from the Properties to the Fund and from the Fund to the Unitholders. Reference should be made to the appropriate sections of this Annual Information Form for a complete description of the structure of the Fund:


Unitholders
Distributable Income
Administrative Services Agreement
The Fund
100% of the Common Voting Shares
100% of the Common Voting Shares
1130243 Alberta Inc.
100% Beneficial Interest
99% Royalty Acquisition Notes
SHC (Shiningbank Holdings Corporation)
Trustee
99% Royalty Acquisition Notes
100% of Common Voting Shares
SOT (Shiningbank Operating Trust)
The Corporation (Shiningbank Energy Ltd.)
Limited Partner
Cash Flow
SLP (Shiningbank Limited Partnership)
General Partner
Properties
Cash Flow
Properties

The Royalties

Pursuant to the Royalty Agreements, the Corporation and SLP have granted the Royalties to the Fund. The Royalties do not constitute an interest in land and the Fund is not entitled to take its share of production in kind or to separately sell or market its share of Petroleum Substances.

The Corporation and SLP are required to pay all Crown charges in respect of the Properties and the Fund is required to reimburse the Corporation and SLP for 99% of the portion thereof not deductible for income tax purposes. At the option of the Corporation and SLP, such reimbursement may be effected by set off against amounts of Royalty Income which the Corporation and SLP are obliged to pay the Fund.

The Royalty Agreements provide that the Fund will be entitled to be paid by the Corporation and SLP, by way of cash payments, the amount payable in respect of the Royalties for each month or quarter (a "Period"), at the election of the Corporation and SLP, on or before the fifteenth day of the month following the completion of each Period.

Deferred Purchase Price Obligation

Recognizing that cash-flows from properties acquired by the Corporation and SLP will be subject to the Royalties for the benefit of Unitholders, the Royalty Agreement imposes upon the Fund the obligation to pay a deferred purchase price (the "Deferred Purchase Price Obligation"). The Deferred Purchase Price Obligation constitutes an ongoing obligation of the Fund to pay to the Corporation and SLP, as additions to the purchase price for the Royalties on the following basis: (i) 99% of the cost of any Canadian resource properties (as defined in the Tax Act) which may be subsequently acquired by the Corporation and SLP, directly or by way of corporate or other business combination, to the extent that such cost is not financed by the debt incurred or assumed by the Corporation and SLP; and (ii) 99% of any capital expenditures incurred in respect of the Properties and so designated by the Corporation and SLP to the extent that such cost is not financed by debt incurred or assumed by the Corporation and SLP. If the Corporation or SLP does not make a designation in respect of capital expenditures at the time they are incurred, the Deferred Purchase Price Obligation shall not be applicable to such expenditures. The Royalty Agreement also provides that the net proceeds realized by the Fund from any offerings of Trust Units which occur subsequent to the initial public offering of Trust Units may be payable by the Fund to the Corporation and SLP pursuant to the Deferred Purchase Price Obligation outstanding at the relevant time.

The cost of the 1% of Canadian resource properties acquired by the Corporation or SLP that is not subject to the Deferred Purchase Price Obligation and the entire cost of depreciable tangible equipment relating to any such additional properties, shall be borne by the Corporation and SLP utilizing their own working capital or funds borrowed by them for such purposes from the Fund or otherwise.

Release of Royalties and Acquisition of Replacement Properties

Pursuant to the terms of the Royalty Agreements, the Corporation and SLP may assign, sell, exchange or otherwise dispose of, all or any portion of the Properties and may release the Royalties therefrom, provided that they determine that such assignments, sales, exchanges or other dispositions would be in the best interests of the Unitholders and that such sales are in accordance with the following:

(i) all assignments, sales, exchanges or other dispositions of Properties for proceeds in excess of 5% of the net asset value (as defined in the Royalty Agreements) of all Properties must be approved by the Board of directors of the Corporation and, in connection with such approval, the Board of directors of the Corporation must determine whether the net proceeds of any sales allocable to the Fund should be distributed to Unitholders or used to purchase additional properties; and

(ii) all assignments, sales, exchanges or other dispositions of Properties having a value (as defined in the Royalty Agreements) greater than 25%, in a calendar year, of the net asset value of all Properties must be approved by a Special Resolution of the Unitholders and, in connection with such approval, the Unitholders, subject to the recommendation by the Board of directors of the Corporation, are also required to consider whether the net proceeds of the assignment, sale, exchange or other disposition, allocable to the Fund should be distributed to the Unitholders or used to purchase additional properties.

The Royalty Agreements provide, with respect to the release of the Royalties, that:

(i) the proceeds of disposition of an interest in any of the Properties (excluding proceeds in respect of related tangible equipment and certain other miscellaneous interests), to the extent not applied to repay borrowings of the Corporation and SLP, shall be allocated 99% to the Fund and 1% to the residual interest of the Corporation and SLP and 100% of the proceeds in respect of related tangible equipment and certain other miscellaneous interests shall be allocated to the Corporation and SLP;

(ii) the proceeds of disposition allocable as aforesaid to the Fund (the "Royalty Disposition Proceeds") shall be forthwith deposited in an interest bearing account with a Canadian chartered bank maintained by the Corporation or SLP, as the case may be, in trust for the Fund (the "Proceeds Account") and to the extent that there is a Deferred Purchase Price Obligation outstanding, the amount thereof shall be paid to the Corporation out of those proceeds of disposition;

(iii) interest received on the Proceeds Account during any Period shall be paid by the Corporation and to the Fund on or before the fifteenth day of the month following the end of such Period;

(iv) to the extent that Royalty Disposition Proceeds create a negative balance in the cumulative Canadian oil and gas property expense account of the Fund (as defined in the *Tax Act*) as at the end of any calendar year, the Corporation and SLP shall remit to the Fund an amount from the Proceeds Account equal to such negative balance so as to permit the distribution thereof; and

(v) to the extent that Royalty Disposition Proceeds are not used to purchase replacement properties within one year from the date such proceeds are deposited in the Proceeds Account, such proceeds shall be forthwith paid by the Corporation and SLP to the Fund and distributed to Unitholders.

The Raider Acquisition Notes

In June, 2000, the Fund, through SEAL, completed the acquisition of all of the outstanding Raider common shares. SEAL paid approximately $420,000 in cash and the Fund issued approximately 2.44 million Trust Units in order to acquire 100% of the Raider common shares. Effective July 1, 2000, Shiningbank Energy Ltd., SEAL, Raider and Cambright were amalgamated, continuing as Shiningbank Energy Ltd. Prior to this amalgamation, the Fund transferred to SEAL all of the Raider common shares acquired by it pursuant to the Raider Offer in exchange for the Raider Acquisition Notes. The Raider Acquisition Notes issued by SEAL to the Fund in connection with the acquisition of Raider total approximately $17.4 million and bear interest at a rate equal to the prime rate of interest announced from time to time by a major Canadian chartered bank for Canadian dollar loans. The Raider Acquisition Notes are now obligations of the Corporation.

The Ionic Acquisition Notes

In April, 2001, the Fund, through 923720, completed the acquisition of all of the outstanding Ionic common shares. The Fund and 923720 paid approximately $45 million in cash and the Fund issued 5,035,362 Trust Units in order to acquire 100% of the Ionic common shares. Effective May 4, 2001, Shiningbank Energy Ltd., 923720 and Ionic were amalgamated pursuant to the provisions of the *Business Corporations Act* (Alberta), continuing as Shiningbank Energy Ltd., which was a wholly-owned subsidiary of the Former Manager. Prior to such amalgamation, the Fund transferred to 923720 all of the Ionic common shares acquired by it pursuant to the Ionic Offer in exchange for demand promissory notes and the Fund transferred the shares of 923720 to Shiningbank Energy Ltd. These demand promissory notes issued by 923720 to the Fund in connection with the acquisition of Ionic total approximately $77.6 million (the "Ionic Acquisition Notes"), bear interest at a rate equal to the prime rate of interest announced from time to time by a major Canadian chartered bank for Canadian dollar loans plus one quarter of one percent. The Ionic Acquisition Notes are now obligations of the Corporation.

The Birchill Acquisition Note

On March 8, 2004, Shiningbank Energy Ltd. acquired all of the issued and outstanding shares of Birchill Resources Limited for a purchase price of $170.1 million. Of this purchase price, $141.5 million was provided by the Fund which funds were raised by way of a public offering of subscription receipts of the Fund (see "General Development of the Business of the Fund – Significant Developments in 2004"). The remainder of the purchase price for the acquisition of Birchill came from Shiningbank Energy Ltd.'s bank credit facilities. The $141.5 million in funds provided by the Fund to Shiningbank Energy Ltd. was provided in exchange for a demand promissory note of Shiningbank Energy Ltd. in the same amount. This demand promissory note (the "Birchill Acquisition Note") bears interest at a rate equal to the prime rate of interest announced from time to time by a major Canadian chartered bank for Canadian dollar loans plus one quarter of one percent. A portion of the Birchill Acquisition Note was transferred to SLP pursuant to the restructuring that occurred in late 2004 (see "General Development of the Business of the Fund – Year Ended December 31, 2004"). Effective March 8, 2004, Shiningbank Energy Ltd. amalgamated with Birchill Resources Limited and Good Ridge Explorations Ltd. to form the Corporation.

Trust Units

A maximum of 300,000,000 Trust Units are authorized for issuance pursuant to the Trust Indenture, of which 54,309,735 were issued and outstanding as at March 21, 2005. The Trust Units represent equal and undivided beneficial interests in the Fund. All Trust Units share equally in all distributions from the Fund and all Trust Units carry equal voting rights at meetings of Unitholders. No conversion or pre-emptive rights are attached to the Trust Units.

The following is a summary of certain provisions of the Trust Indenture. For a complete description of the Trust Indenture, reference should be made to the Trust Indenture, a copy of which may be obtained from the Trustee or viewed at the offices of the Corporation at Calgary, Alberta.

Distributions of Cash

The amount of cash to be distributed annually per Trust Unit is equal to a pro rata share of the Fund's Distributable Cash for the year. Cash distributions of Distributable Cash are made on a monthly basis on the Cash Distribution Date. The Corporation determines the Royalty Income and interest income accrued to the Fund on the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note for a particular period and arranges for payment of all direct expenses of the Fund from such income.

Future Offerings

The Fund may offer additional Trust Units or rights to purchase additional Trust Units (up to the authorized maximum) at such times and on such terms and conditions as the Corporation may determine with the approval of the Board of directors of the Corporation. The Royalties will attach to the interests of the Corporation and SLP in any additional properties which are acquired, whether directly or by way of corporate or other business combination, from time to time. Accordingly, the proceeds from any future offerings may be used to finance the acquisition of additional properties, whether directly or by way of corporate or other business combination, should such be available on terms and conditions acceptable to the Corporation, with the approval of the Board of directors of the Corporation in certain circumstances.

Meetings and Voting

Annual meetings of the Unitholders have been held since the inception of the Fund. Special meetings of Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon the written request of Unitholders holding in the aggregate not less than 20% of the issued and outstanding Trust Units. Notice of all meetings of Unitholders shall be given to Unitholders at least 21 days (or such other period of time as may be prescribed by applicable securities legislation) prior to the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxy holder need not be a holder of Trust Units. Two persons present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attaching to all outstanding Trust Units constitute a quorum for the transaction of business at all such meetings.

Unitholders are entitled to one vote per Trust Unit at all meetings of Unitholders. A Special Resolution of the Unitholders is required to, among other things, amend (except for certain amendments that are not consequentional or are required to ensure the Fund complies with applicable laws) the Trust Indenture, the Royalty Agreements, the Administrative Services Agreement, the Corporation USA, the SHC USA, to remove the Trustee, or terminate the Fund.

In addition, holders of Exchangeable Shares have the right to receive notice of, and to vote, at meetings of Unitholders. The holders of the Exchangeable Shares are entitled to vote at meetings of Unitholders through a Special Voting Unit issued by the Fund, on the basis of one vote for each outstanding Exchangeable Share. These rights are governed by a Voting and Exchange Trust Agreement dated October 9, 2002 among the Fund, SHC and the Corporation, and a Support Agreement dated October 9, 2002 among the Fund, SHC and the Corporation as the trustee of the Exchangeable Shares. See "General Development of the Business of the Fund – Three Year History – Management Internalization Transactions".

Corporation USA

The Corporation, SHC and the Trustee, have entered into the Corporation USA which provides that the Unitholders will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and except as set forth below, to direct the manner in which SHC votes its shares in the Corporation at all such meetings. Prior to SHC voting its shares of the Corporation, each Unitholder will be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and SHC will be required to vote its shares of the Corporation in accordance with the result of the votes of Unitholders. Holders of Trust Units are entitled to direct SHC as to how to vote in respect of all matters placed before it as the holder of all voting shares of the Corporation, including the election of directors of the Corporation and the appointment of the auditors of the Corporation and the Fund. In addition, Unitholders are entitled to direct SHC as to how to vote its shares in the Corporation on any proposed amendment to the Corporation USA, the Trust Indenture or the Administrative Services Agreement, which amendments are required to be approved by Special Resolution. SHC is not entitled to exercise its rights as a shareholder except as set forth above.

The Corporation USA also provides that the Board of directors of the Corporation shall consist of a minimum of three and a maximum of nine directors. The number of directors is currently set at five.

SHC USA

SHC, the Trustee, Proximus and Kivacorp have entered into the SHC USA which provides that the Unitholders will be entitled to receive notice of and to attend all meetings of the shareholders of SHC and, except as set forth below, to direct the manner in which the Trustee, on behalf of the Fund, votes its shares in SHC at all such meetings. Prior to the Trustee voting the Fund's shares in SHC, each Unitholder will be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and the Trustee will be required to vote the Fund's shares in SHC in accordance with the result of the votes of Unitholders. Holders of Trust Units are entitled to direct the Trustee as to how to vote in respect of all matters placed before the shareholders of SHC, including the election of directors of SHC and the appointment of the auditors of SHC. In addition, Unitholders are entitled to direct the Trustee as to how to vote the Fund's shares in SHC on any proposed amendment to the SHC USA, the Trust Indenture or the Administrative Services Agreement, which amendments are required to be approved by Special Resolution. The Fund is not entitled, without the direction of the Unitholders, to exercise its rights as a shareholder, except as set forth above.

The SHC USA also provides that the Board of directors of SHC shall consist of a minimum of three and a maximum of nine directors. The number of directors is currently set at five.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada ("non-residents") within the meaning of the Tax Act. Accordingly, the Trust Indenture provides that at no time may non-residents be the beneficial owners of a majority of the Trust Units. The Trustee may require declarations as to the jurisdictions in which beneficial holders of Trust Units are resident. If the Trustee becomes aware, as a result of requiring such declarations or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee shall make a public announcement thereof and shall not accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration that the person is a resident of Canada. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee shall send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee shall on behalf of such Unitholders sell such Trust Units and in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any such sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units. To the best of the knowledge of management, non-resident ownership of the Trust does not exceed 20% as of the date of this Annual Information Form.

Laws in certain jurisdictions outside Canada may also limit the ownership of Trust Units by certain non-residents, and the Trustee may from time to time take steps similar to the foregoing to minimize any adverse consequences to non-resident Unitholders arising from such laws.

Voting at Meetings of SHC, the Corporation and 1130243 Alberta Inc.

The Unitholders are entitled to certain voting rights at meetings of SHC, the Corporation and 1130243 Alberta Inc. including voting rights with respect to the appointment of auditors and directors of these corporations. See "Incorporation and Organization – Trust Units – Corporation USA" and "Incorporation and Organization – Trust Units – SHC USA".

Termination of the Fund

The Unitholders may vote to terminate the Fund at any meeting of the Unitholders, subject to the following: (a) the vote is requested in writing by the holders of not less than 20% of the Trust Units; or (b) if the Trust Units have become ineligible for investment by Exempt Plans; and (c) a quorum of holders of 50% of the issued and outstanding Trust Units is present in person or by proxy at the meeting; and (d) the termination is approved by Special Resolution of the Unitholders at the meeting.

Unless the Fund is terminated or extended by vote of the Unitholders earlier, the Trustee shall commence to wind up the affairs of the Fund on December 31, 2096. In the event that the Fund is wound-up, the Trustee will liquidate all the assets of the Fund, pay, retire, discharge or make provision for some or all obligations of the Fund and then distribute the remaining proceeds of sale, if any, to Unitholders.

Reporting to Unitholders

The Fund furnishes to Unitholders, within 45 days of the end of the first, second and third quarters of each year, a report which includes an unaudited statement of receipts and disbursements attributable to the Royalties for the quarter. Within 90 days of the end of each calendar year, the Fund furnishes tax reporting information to each person who received Distributable Cash at any time during the previous calendar year (or such shorter period of time as may be prescribed by applicable securities legislation).

The financial statements of the Fund are audited at least annually by an independent, recognized firm of chartered accountants and the audited financial statements of the Fund, together with the report of such

chartered accountants, are mailed by the Trustee to Unitholders within 90 days of the end of each calendar year. The fiscal year end of the Fund is December 31.

The Fund also furnishes annually to Unitholders a summary review of the acquisitions and dispositions of Properties that have occurred during the preceding year and activities conducted thereon, including locations of Properties and aggregate amounts of crude oil, natural gas and natural gas liquids produced therefrom and related operating costs. A summary description of material changes in the Fund's financial affairs and their expected impact on Unitholders is also provided.

Take-over Bids and Unitholder Rights Plan

The Trust Indenture contains provisions to the effect that if a take-over bid is made for Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror shall be entitled to acquire the Trust Units held by Unitholders who did not accept the offer on the terms offered by the offeror, subject to compliance with the relevant provisions of the Trust Indenture. On January 25, 2000, the Board of directors of the Corporation approved the adoption by the Fund of a unitholder rights plan (the "Rights Plan"). The Unitholders ratified the adoption of the Rights Plan at the Special and Annual General Meeting of Unitholders held on May 9, 2000. The provisions of the Rights Plan require that Unitholders ratify the continued existence of the Rights Plan at the first annual meeting of Unitholders of the Fund following the second anniversary of the date of the Rights Plan, and at every second annual meeting of Unitholders of the Fund held thereafter. In addition, pursuant to amendments to the Trust Indenture approved by Unitholders on May 9, 2000, the Trustee has delegated its authority to the Corporation to address all matters pertaining to the Unitholder Rights Plan or the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the assets of the Trust or any of the Managed Entities. The Unitholders reconfirmed the Rights Plan at the Special and Annual General Meetings of Unitholders held on May 7, 2002 and May 12, 2004.

Retraction Rights

Trust Units will be retractable at any time on demand by the holder thereof upon delivery to the Fund of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting retraction. Upon receipt of the retraction request by the Fund, all rights to and under the Trust Units tendered for retraction shall be surrendered and the holder thereof shall be entitled to receive a price per Trust Unit ("Redemption Price") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for retraction; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for retraction.

The "market price" for the purposes of a retraction of Trust Units will be an amount equal to the simple average of the closing price of the Trust Units for each of the 10 trading days on the principal market on which the Trust Units are quoted for trading and on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "closing price" shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was a trade on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the "closing market price" on each of the 10 trading days. The "closing market price" shall be an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices of the Trust Units if there was no trading on the date.

The aggregate cash Redemption Price payable by the Fund in respect of any Trust Units surrendered for retraction during any calendar month shall be satisfied by way of a cash payment on the last day of the following month; provided that the entitlement of Unitholders to receive cash upon redemption of their Trust Units is subject to the limitations that: (i) the total amount payable by the Fund in respect of such Trust Units and all other Trust Units tendered for retraction in the same calendar month shall not exceed $100,000 provided that such

limitation may be waived at the discretion of the Board of directors of the Corporation; (ii) at the time such Trust Units are tendered for retraction the outstanding Trust Units of the Fund shall be listed for trading on a stock exchange or traded or quoted on any other market which the Board of directors of the Corporation consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or (iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the date that the Trust Units are tendered for retraction or for more than five trading days during the 10 day trading period commencing immediately after the date on which the Trust Units are tendered for retraction.

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the Redemption Price for such Trust Units shall be the fair market value thereof as determined by the Board of directors of the Corporation and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution in specie of the Fund's property (the "Fund Property"). The Fund Property may include interests in shares and/or debt instruments (the "Securities"). No fractional Securities will be distributed and where the number of Securities to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. The Fund shall be entitled to all interest paid or accrued and unpaid and to all dividends paid or declared payable with respect to the Fund Property on or before the date of such distribution in specie. The holders of the Fund Property will be subject to the provisions of all material agreements that relate to the Fund Property.

It is not anticipated that the retraction right will be the primary mechanism for Unitholders to liquidate their investment. The Securities which may be distributed to Unitholders in connection with any retraction may be subject to resale restrictions under applicable securities laws, will not be listed on any stock exchange and no market is expected to develop for such Securities. The Securities received as a result of a retraction of Trust Units may not be qualified investments for Exempt Plans, depending upon the circumstances existing at that time. The holders of the Securities will be subject to the provisions of all agreements that relate to the Securities. See "Incorporation and Organization - The Royalties, The Raider Acquisition Notes, The Ionic Acquisition Notes and The Birchill Acquisition Note".

Trustee

Computershare Trust Company of Canada ("Computershare") is the Trustee of the Fund and also acts as the transfer agent for the Trust Units. The Trustee is responsible for, or has delegated to the Corporation, the following: (i) receiving and reviewing subscriptions for Trust Units and issuing Trust Units pursuant thereto; (ii) maintaining books and records of the Fund and providing timely reports to holders of Trust Units; (iii) paying Distributable Cash to Unitholders; and (iv) monitoring, on a continuous basis, the activities of the Fund. The Trustee may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident.

The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Fund and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated by the Trust Indenture, which may be binding upon the Trustee or the Fund.

The Trustee is reappointed or changed every two years as may be determined by a majority of the votes cast at a meeting of the Unitholders. At the Special and Annual General Meeting of the Unitholders to be held on May 10, 2005 the Unitholders will be asked to consider and vote on a resolution that Computershare be reappointed and reconfirmed as Trustee. The Trustee may resign upon 60 days' notice to the Corporation. The Trustee may also be removed by Special Resolution of the Unitholders if the Trustee becomes bankrupt or insolvent or otherwise incapable of performing its responsibilities under the Trust Indenture or as the result of a material increase in the fees charged by the Trustee. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee. Prior to November 1, 2001, Montreal Trust Company of Canada ("Montreal Trust") was the trustee of the Fund and was replaced by Computershare, the successor in interest to Montreal Trust by virtue of the acquisition of certain assets of Montreal Trust by Computershare early in 2001.

The Corporation, on behalf of the Trustee, keeps such books and records as are necessary for the proper recording of the business transactions of the Fund. Where it is practical to do so, these records are similar to those required to be maintained by a distributing corporation incorporated under the *Business Corporations Act* (Alberta). Unitholders generally have access to such records to the same extent as though they were shareholders of such a corporation. All such records are kept by the Corporation at its offices in Calgary, Alberta.

The Trust Indenture provides that the Trustee shall be under no liability to any holder of Trust Units for any action taken in good faith reliance upon any documents that are, prima facie, properly executed, for any depreciation of, or loss to, the Fund incurred by reason of the sale of any property, for any inaccuracy in any evaluation provided by the Corporation or any other appropriately qualified person, for relying on any such evaluation, for any action or failure to act of the Corporation, or for any other action or failure to act (including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under the Trust Indenture, or the Royalty Agreements, the Administrative Services Agreement, the Corporation USA, the SHC USA or any underwriting agreement to which the Fund is a party), unless such liabilities arise out of the Trustee's gross negligence, wilful default or fraud. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under the Trust Indenture or the Royalty Agreements, the Trustee may act or refuse to act based on the advice of any such expert or advisor without liability. The Trustee shall be indemnified out of the assets of the Fund and shall have no additional recourse against Unitholders for: (i) any taxes or other government charges imposed upon the Trustee in consequence of its performance of its duties; (ii) losses suffered by it arising out of the performance of its duties under the Trust Indenture; and (iii) for losses arising in respect of third party environmental claims, provided: (a) that such losses do not arise out of the Trustee's gross negligence, wilful default or fraud; and (b) the assets of the Fund are sufficient to satisfy the above losses of the Trustee. Pursuant to the Administrative Services Agreement, the Trustee and any person who is serving or has served as a director, officer, employee or agent of the Trustee shall be indemnified by the Corporation out of the assets of the Corporation against all liabilities (including environmental liabilities), obligations, costs and expenses (including judgments, fines, penalties, amount paid in settlement with the approval of the Corporation, as the case may be, and reasonable counsel fees) arising from or related to any manner of breach of the Administrative Services Agreement by the Corporation or in any way arising from or related in any manner to the fraud, wilful misconduct, or gross negligence of the Corporation in the performance of its obligations thereunder, provided any other person claiming indemnification hereunder shall be indemnified only to the extent such person is not finally adjudged in said action, suit or proceeding to have acted with wilful misfeasance, bad faith, or gross negligence and provided that any such person shall not be indemnified if such person is finally adjudged to have acted other than honestly and in good faith.

The Trust Indenture provides that all contracts signed by or on behalf of the Fund must (except as the Trustee or Corporation may otherwise, in any respect, determine) contain a provision to the effect that the obligations in such agreement will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. In addition, the *Income Trust Liability Act* (Alberta) provides that a beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee. See "Risk Factors – Unitholder Liability".

Administrative Services Agreement

The Trustee and the Corporation entered into the Administrative Services Agreement on October 9, 2002. The Administrative Services Agreement may be terminated by the Trustee on the earlier of the expiry of 3 months written notice of termination given by the Trustee to the Corporation, and the date on which a satisfactory replacement administrator is appointed.

Pursuant to the Administrative Services Agreement, the Corporation provides certain management, advisory and administrative services in connection with the Royalties, the Fund, the Trust Units and any entity of the Fund managed by the Corporation. In return, the Corporation is reimbursed only for administrative expenses incurred, with the intention that the Corporation not derive any financial gain, nor suffer any financial loss, as a result of providing such services.

The main duties of the Corporation under the Administrative Services Agreement include:

- managing all of the operations and other affairs of the Fund;
- advising the Fund in respect of the Royalties;
- administering all matters respecting the assets of the Fund and the Trust Units;
- providing or causing to be provided to Unitholders all information to which Unitholders are entitled under the Trust Indenture;
- determining the timing and terms of future offerings of Trust Units, if any, and all other services as may be necessary for the Trustee to discharge its responsibilities under the Trust Indenture;
- ensuring compliance by the Fund with continuous disclosure obligations under all applicable securities legislation;
- providing investor relations services to the Fund;
- calling and holding all necessary meetings of Unitholders and distributing materials including notices of meetings and information circulars in respect thereof;
- determining the amounts payable from time to time to Unitholders and arranging for distributions to Unitholders of Distributable Cash; and
- providing office space, equipment and staff, including clerical, technical, managerial and accounting services for the Fund and the Corporation.

In exercising its powers and discharging its duties under the Administrative Services Agreement, the Corporation is required to exercise that degree of care, diligence and skill that a reasonably prudent administrator would exercise in comparable circumstances.

The Corporation will be indemnified by the Fund in respect of certain liabilities, obligations, costs and expenses which it may suffer in discharging its obligations under the Administrative Services Agreement provided that such liabilities, obligations, costs and expenses do not arise from the fraud, wilful misconduct or gross negligence of the Corporation.

The Board of directors of the Corporation reviews the provision of services under the Administrative Services Agreement on an ongoing basis. Any significant amendment to the Administrative Services Agreement must be approved by the Board of directors of the Corporation, the Trustee and by Special Resolution of the Unitholders.

The Corporation's Business Strategy

The Corporation manages and administers the assets of the Fund according to the terms and conditions set forth in the Administrative Services Agreement. A business strategy has been set out which utilizes the extensive management, technical and business experience of the directors and officers of the Corporation with the objective of maintaining and enhancing Distributable Cash to Unitholders and the value of the Trust Units. Optimizing income and value will be achieved by increasing both the quality and quantity of the assets held by the Corporation and underlying the Royalties. To achieve this strategy the Corporation:

- plans to acquire additional producing assets having a long reserve life;
- operates a significant number of the Properties in order to proactively manage the factors impacting Distributable Cash, including operating costs, capital costs, development plans and timing, abandonment liabilities, commodity markets, joint venture billings and receipts;

- uses capital to exploit oil and natural gas assets and optimize cash-flow where the Corporation considers the risk to be reasonable;

- has developed a production marketing strategy to provide a competitive commodity price portfolio as well as to reduce price volatility; and

- endeavours to optimize cash flow by reducing operating costs and general and administrative costs.

The Corporation endeavours to capitalize on the operating, exploitation, evaluation and management experience of its officers and the directors in order to be competitive in the asset acquisition and cash flow enhancement process.

The Corporation's Acquisition Criteria

The Corporation may periodically purchase additional oil and natural gas properties or acquire corporations or other entities holding such assets, with a view to maintaining or increasing Distributable Cash for Unitholders. Such acquisitions generally comply with the following criteria and procedures:

- each must be evaluated by an independent engineer except for properties from a single vendor acting at arm's length where the purchase price of the properties is not in excess of $15 million;

- each is evaluated using industry accepted pricing and reserve definitions and discount rates. Payout periods and acquisition costs per boe are rigorously evaluated as part of the process to attempt to ensure a competitive Distributable Cash will result from such acquisitions;

- not more than 50% of the net asset value of all Properties can be attributable to a single pool;

- at least 60% of the net asset value of all Properties must be represented by proved reserves;

- the Properties must be selected, in part, on the basis that the amount of anticipated capital expenditures required thereon will be of the type which are intended to maintain, realize or improve production from such properties; and

- the approval of the Board of directors of the Corporation is required for acquisitions exceeding $20 million per transaction.

The oil and natural gas industry continues to go through a period of consolidation and rationalization which has resulted in an increase in property divestitures by industry participants. The Corporation believes that this process will continue, thereby providing it with opportunities to acquire oil and natural gas producing properties which meet the foregoing acquisition criteria.

The Corporation and SLP

Business

The Corporation was incorporated and organized for the purpose of, and carries on the business of, acquiring, developing, exploiting and disposing of oil and natural gas properties and granting the royalty to the Fund under the terms of the Corporation Royalty Agreement. It also performs its duties under the Administrative Services Agreement and its duties as general partner of SLP under the limited partnership agreement for SLP.

SLP was formed for the purpose of, and carries on the business of, acquiring, developing, exploiting and disposing of oil and natural gas properties. It granted the royalty to the Fund under the terms of the SLP Royalty Agreement. The Corporation is the general partner of SLP and, in that capacity, directs the operations and policies of SLP.

Borrowing

The Corporation has a $225 million revolving committed credit facility with a syndicate of Canadian chartered banks. The facility has a revolving period ending on April 27, 2006, at which time the facility, unless renewed, reverts to a two year term with principal payments, if necessary, commencing on July 28, 2005. The credit facility is accessed through the use of funding instruments as provided for under the credit facility and is secured by: (i) $300 million floating charge demand debentures pursuant to which all of the Corporation's and SLP's assets are pledged; and (ii) general security agreements under which all personal property of the Corporation and of SLP has been mortgaged and charged. The facility contains provisions which may restrict the ability of the Corporation and SLP to pay the Royalties and which may compel a sale of the working interests underlying the Royalties in certain circumstances, with all proceeds from such sale going to the banks and not to the Fund. The Corporation may borrow certain amounts to finance its ongoing operations as well as those of SLP, including certain costs incurred on behalf of the Fund and SLP.

Limitations on Borrowing

Pursuant to the Royalty Agreement, the Corporation is permitted to borrow funds to finance the purchase of Properties, incur capital expenditures or other financial obligations or encumbrances in respect of the Properties or for working capital purposes and to grant security on the Properties in priority to the Royalties to secure the loans of such monies. However, the Royalty Agreements restrict the ability of the Corporation to borrow from third parties if: (i) the amounts borrowed from such third parties to finance the purchase of Properties exceeds 40% of the asset value of all of the Properties at the time of borrowing; or (ii) the Debt Service Charges on amounts borrowed from such third parties to finance the purchase of Properties or capital expenditures to maintain or improve production from the Properties or other borrowings, exceed 30% of the aggregate of the projected annual Royalty Income and the projected annual income from the Birchill Acquisition Note, the Raider Acquisition Notes and the Ionic Acquisition Notes.

Capital Expenditures

The Corporation may approve and fund capital expenditures under the terms of the Royalty Agreements. Future capital expenditures are intended to maintain or improve production and to exploit the assets of the Corporation and of SLP. Capital expenditures will not be incurred to fund what management considers to be high risk exploratory drilling activities. Capital expenditures may be financed from Royalty Income, additional issuances of Trust Units, borrowings or by joint venture agreements on the basis that the joint venture partner will assume such capital expenditures in exchange for a working interest participation in the Properties. Under the terms of the Royalty Agreements, annual capital expenditures are not to exceed 15% of the annual Net Operating Income from the Properties unless financed with borrowings or additional issuances of Trust Units (this requirement is proposed to be removed subject to approval of Unitholders at the Fund's annual meeting of unitholders to be held this year). Capital expenditures which are funded from Royalty Income may result in a short term reduction in Distributable Cash.

Environmental Obligations

The Corporation and SLP are liable for their respective working interest share of ongoing environmental obligations and for the ultimate reclamation of the Properties upon abandonment. Ongoing environmental obligations are expected to be funded as incurred. Management of the Corporation believes that funding environmental obligations in this manner is appropriate given that the Corporation and SLP operate a significant number of the Properties. The Corporation pro-actively monitors the factors giving rise to environmental liabilities on behalf of itself and SLP.

The provision for abandonment costs by the Corporation and SLP is calculated over the remaining life of their respective reserves using the "unit-of-production" method. The Corporation and SLP record a liability equal to the present value of future abandonment and reclamation costs and a corresponding increase in property, plant and equipment costs. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in such fair value. The asset retirement cost is capitalized and depleted into earnings over time. Actual abandonment costs incurred in a specific period are charged against this provision. For

Royalty Income calculation, actual abandonment costs paid or payable are charged as an expense. All salvaged equipment is re-used or sold to help offset well abandonment and site reclamation costs.

Insurance

The Corporation carries insurance policies to provide protection for the assets of the Corporation and SLP, providing coverage at or above industry standards. Insurance policies cover property damage, business interruption and general liability. The ongoing level, type and maintenance of insurance will be determined by the Corporation based upon the availability and cost of such insurance and the Corporation's perception of the risk of loss. The Corporation carries insurance which provides standard industry levels of coverage to individuals for all good faith acts carried out by them on behalf of the Corporation in their capacity as directors or officers of the Corporation.

The DRIP Plan

On March 14, 2000, the Board of directors of the Corporation approved the adoption by the Fund of a distribution reinvestment and optional trust unit purchase plan (the "DRIP Plan"). On May 9, 2000, the adoption of the DRIP Plan was ratified by the Unitholders at the Special and Annual Meeting of Unitholders. The purpose of the DRIP Plan is to allow eligible Unitholders to purchase additional Trust Units by either re-investing their cash distributions or by making additional optional cash payments of up to a maximum of $3,000 per quarter for the purchase of additional Trust Units. During 2004, 296,538 Trust Units were issued from treasury pursuant to the DRIP Plan and the balance were purchased through the facilities of the TSX.

Rights Incentive Plan

Effective July 1, 2001, the Fund replaced its trust unit option plan with a trust unit rights incentive plan (the "Rights Incentive Plan"). The Rights Incentive Plan permits the Board of directors of the Corporation to grant rights to purchase Trust Units to employees, officers, directors or other service providers of the Corporation. The purpose of the Rights Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of the long-term Trust Unit trading price performance and distributions of the Fund, thereby reflecting the total return to Unitholders. Further information on the Rights Incentive Plan is available in the Fund's Information Circular dated March 21, 2005 that relates to the Special and Annual General Meeting of the Unitholders of the Fund to be held on May 10, 2005.

Unitholder Rights Plan

For details respecting the Unitholder Rights Plan, see "Trust Units – Take-over Bids and Unitholder Rights Plan" above.

Employee Savings Plan

Effective January 1, 2001, the Corporation established an Employee Trust Unit Savings Plan (the "ESP") to assist employees in meeting long term savings goals through the acquisition of Trust Units of the Fund and other professionally managed investment funds and to encourage its employees to have a direct investment in the Corporation. Under the ESP, employees may contribute as much of their semi-monthly pay period earnings to the Plan as they wish, subject to a minimum contribution of 2% per pay period. The Corporation contributes an amount equal to the amount contributed by the employee to a maximum of 6% per pay period. The Corporation's contributions accumulate and are directly deposited into the employee's account on a monthly basis. Once deposited, the contributions vest immediately in favour of the employee even if his or her employment with the Corporation ends thereafter. All contributions under the ESP are contributed to the employees' respective self-directed RRSP accounts or non-RRSP accounts. The contributions made under the ESP by the Corporation are used to purchase Trust Units of the Fund in the secondary market through the facilities of the TSX. All commissions payable respecting the purchase of Trust Units are paid by the Corporation. Employees are responsible for commissions payable in connection with the sale of their Trust Units or other securities held under the ESP.

GENERAL DEVELOPMENT OF THE BUSINESS OF THE FUND

General

The Fund was created in July 1996, pursuant to an initial public offering of $53 million of Trust Units, the proceeds of which were used to acquire the royalty from the Corporation under the terms of the Corporation Royalty Agreement. The Fund is a conventional oil and gas royalty trust which earns income from the Royalties and from the Birchill Acquisition Note, Raider Acquisition Notes and Ionic Acquisition Notes, for the benefit of Unitholders and operates as an open-end mutual fund trust, providing Unitholders with regular payments of Distributable Cash. The Corporation and SLP acquire, develop and operate oil and gas properties, the cash flow from which pays the Royalties and the principal and interest under the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note. The Corporation is the general partner of SLP.

Three Year History

Year Ended December 31, 2002

On May 2, 2002, the Fund issued 4,025,000 Trust Units at $14.20 each for gross proceeds of $57,155,000 which was used to finance the purchase of long-life oil and natural gas properties.

During 2002, the Corporation expended an aggregate of $49.6 million in various property acquisitions in 16 separate transactions ranging in size from $22,000 to $21.1 million. Each of these acquisitions were structured as asset acquisitions and were funded by a combination of debt and proceeds from the issue of Trust Units described above. The largest transaction was the purchase in May 2002 of a natural gas producing property at Minehead in west-central, Alberta at a cost of $21.1 million.

On October 9, 2002, the Fund, through SHC, purchased all of the outstanding shares of the Former Manager for net aggregate consideration of $19.4 million consisting of $2.9 million in cash and 1,136,614 Exchangeable Shares valued at $16.5 million, at a deemed value of $14.508 per Exchangeable Share. See "General Development of the Business of the Fund – Three Year History – Management Internalization Transactions".

At a special meeting of Unitholders held on October 8, 2002, Unitholders approved changes to the Trust Indenture and the Corporation Royalty Agreement to allow for monthly distributions of Distributable Cash to Unitholders. The Fund commenced monthly distributions in the first quarter of 2003. The record date for each monthly distribution is the last day of the calendar month with such distribution being paid on the 15th day of the following month. The record date for the first monthly distribution was February 28, 2003.

Management Internalization Transactions

After receiving the approval of Unitholders at the special meeting held on October 8, 2002, the Fund effected an internalization of its management structure by acquiring, through its wholly-owned subsidiary SHC, all of the shares of the Former Manager, and subsequently amalgamating the Former Manager with the Corporation and continuing as the Corporation. The purposes of the transaction were to eliminate the Fund's on-going management fees and improve its competitiveness and flexibility in making acquisitions, while at the same time retaining the executive officers and key personnel of the Former Manager and better aligning their interests with those of the Unitholders. The consideration paid for the shares of the Former Manager was $19.4 million, of which $2.9 million was paid in cash and the balance was paid by the issuance of 1,136,614 Exchangeable Shares of SHC at a deemed value of $14.508 per Exchangeable Share.

Prior to the internalization, the shareholders of the Former Manager were Proximus, as to 50%, a corporation wholly-owned by Arne R. Nielsen, the Chairman of the Board and a director of the Former Manager and the Corporation, and Kivacorp as to 50%, a corporation wholly-owned by David M. Fitzpatrick, the President, Chief Executive Officer and a director of the Former Manager and the Corporation. The transaction was negotiated on behalf of the Fund by an independent committee of the Board of directors of the Corporation (the "Independent Committee") consisting of the three directors of the Corporation who are independent of management of the

Corporation. The Independent Committee obtained independent legal advice and an independent opinion with respect to the fairness, from a financial point of view, of the consideration payable under the transactions from National Bank Financial Inc. Mr. Nielsen and Mr. Fitzpatrick abstained from voting on the approval of the transactions, both as directors of the Corporation and as Unitholders.

The Trustee, for and on behalf of the Fund, the Corporation and the Former Manager had entered into the Management Agreement, which required the Former Manager to provide management services to the Fund and the Corporation. Under the terms of the Management Agreement, the Former Manager received annual management fees equal to 3.25% of the net operating income of the Corporation (as that term was defined in the Management Agreement) and acquisition fees equal to 1.5% of the purchase price of acquisitions made by the Corporation or its affiliates. A quarterly dividend was also paid to the Former Manager by the Corporation. The dividend amount was equal to approximately 1% of the Distributable Cash for such quarter. During the year ended December 31, 2002, the fees received by the Former Manager under the Management Agreement consisted of management fees of $1,938,795, acquisition fees of $720,742 and dividends of $517,130. Following the acquisition of the Former Manager and its subsequent amalgamation with the Corporation, the Management Agreement was terminated and replaced with the Administrative Services Agreement. See "Incorporation and Organization – Administrative Services Agreement".

The Exchangeable Shares are exchangeable into Trust Units at the election of the holder. The number of Trust Units required to be issued for each Exchangeable Share tendered at the time of the exchange (the "Exchange Ratio") was initially one to one, based on the deemed value of $14.508 per Exchangeable Share at their issue date of October 9, 2002. The Exchange Ratio is increased at the time of payment of each distribution of Distributable Cash to Unitholders by an amount equal to the distribution per Trust Unit divided by the weighted average trading price of the Trust Units on the TSX for the 10 trading days ending on the record date for that distribution. As at December 31, 2004 the Exchange Ratio was 1.32647 Trust Units for each Exchangeable Share and as of March 21, 2005, the Exchange Ratio was 1.35755 Trust Units for each Exchangeable Share.

Holders of Exchangeable Shares have the right to receive notice of and to vote at meetings of Unitholders. The holders of the Exchangeable Shares are entitled to vote at meetings of Unitholders through a Special Voting Unit issued by the Fund, on the basis of one vote for each outstanding Exchangeable Share. These rights are governed by a Voting and Exchange Trust Agreement dated October 9, 2002 among the Fund, SHC and the Corporation, and a Support Agreement dated October 9, 2002 among the Fund, SHC and the Corporation as the trustee of the Exchangeable Shares.

In order to encourage the retention of the management of the Fund, 378,871 of the 568,307 Exchangeable Shares received by each of Kivacorp and Proximus, and the underlying Trust Units into which they may be exchanged, were placed in escrow with Valiant Trust Company as the escrow agent. Under the terms of the escrow agreement with Kivacorp, one fifth of the escrowed securities were released to Kivacorp on October 9 in 2003 and 2004 with one fifth releasable on October 9 in each of 2005, 2006 and 2007 as long as Mr. Fitzpatrick remains the President and CEO of the Corporation. If Mr. Fitzpatrick voluntarily terminates his employment with the Corporation before October 9, 2007, the Exchangeable Shares or Trust Units remaining in escrow at the time of such termination will be cancelled without consideration. Proximus has a similar escrow agreement but for a period of three years, respecting Mr. Nielsen and his position of Chairman or Executive Chairman of the Corporation, the release dates of which were October 9 in each of 2003 and 2004 with the last release scheduled for October 9, 2005. At December 31, 2004, 263,482 Exchangeable Shares were exercisable and 353,614 remained in escrow.

Under the provisions of a unanimous shareholders agreement of the Corporation, as amended and restated on November 1, 2001, the Former Manager had the right to appoint two directors to the Board of directors of the Corporation, with the balance of the directors being elected by the Unitholders. This unanimous shareholder agreement has been terminated and replaced by the Corporation USA. Pursuant to the terms of the Corporation USA, all of the directors of the Corporation are to be elected annually by the Unitholders; however, the Corporation has agreed that Mr. Fitzpatrick will be a nominee director for at least five years and Mr. Nielsen for at least three years, provided their respective employment with the Corporation continues.

Year Ended December 31, 2003

On January 15, 2003, the Corporation acquired long-life oil and gas reserves in the Modeste Creek, Whitecourt and Long Coulee areas of Alberta, all of which were complementary to its existing operations, in two separate transactions. The aggregate cost of these acquisitions was $16.7 million. The Modeste Creek asset acquisitions were effective October 1, 2002 and the Whitecourt and Long Coulee asset acquisitions were both effective November 1, 2002.

Pursuant to an offering of 3,340,000 Trust Units under its prospectus dated January 31, 2003, the Fund raised net proceeds of approximately $47,345,000 which were applied to the amounts owing to the Corporation under its Deferred Purchase Price Obligation.

On March 31, 2003, the Corporation acquired, with an effective date of January 1, 2003, operated and non-operated interests in long life oil and gas reserves principally located in the Ferrier and O'Chiese areas of west central Alberta (the "Ferrier/O'Chiese Properties"), adjacent to the Corporation's then existing properties in the Ferrier area, for a purchase price of $134.3 million net of closing adjustments (the "Ferrier/O'Chiese Acquisition"). The Ferrier/O'Chiese Properties are characterized by long-life, liquids-rich gas production combined with low operating costs. The natural gas production from the Ferrier/O'Chiese Properties, which constituted 72% of total production from these properties in 2004, is primarily uncontracted. The Ferrier/O'Chiese Acquisition also included 22,755 net acres of undeveloped land. Cash flow and income from the Ferrier/O'Chiese Properties has been consolidated with the Corporation's financial position since April 1, 2003. The Ferrier/O'Chiese Acquisition was funded entirely through the Corporation's credit facilities. For the purposes of the Canadian Securities Administrators' National Instrument 44-101 ("NI 44-101"), the Ferrier/O'Chiese Acquisition was a "significant acquisition" for the Fund.

Pursuant to an offering of 6,497,500 Trust Units under its prospectus dated April 22, 2003, the Fund raised net proceeds of approximately $92,589,000 which were used to repay a portion of the debt incurred by the Corporation in connection with the Ferrier/O'Chiese Acquisition.

Effective August 1, 2003, Mr. Arne R. Nielsen became the non-executive Chairman of the Corporation. Prior thereto he was the Executive Chairman of the Corporation. Mr. Nielsen continues to remain involved with the business of the Corporation as a director.

During 2003, additional acquisitions for a total cost of $9.1 million in 11 separate transactions and dispositions of non-core assets with total proceeds of $5.8 million in 13 separate transactions were completed.

Year Ended December 31, 2004

Effective January 1, 2004 the Corporation acquired all the outstanding shares of Good Ridge Explorations Ltd. for $7.0 million. The transaction closed on March 5, 2004.

On February 19, 2004, the Corporation entered into a share purchase agreement (the "Share Purchase Agreement") with Dutch Canadian Investments S.A. and Anthos Canada Inc. (collectively, the "Vendor") providing for the acquisition of all of the issued and outstanding shares of Birchill Resources Limited ("Birchill"), a private company incorporated under the laws of Alberta, for a purchase price of $170.1 million (the "Birchill Acquisition"), which acquisition closed on March 8, 2004. Birchill's oil and gas properties (the "Birchill Properties") and facilities included a mix of operated and non-operated interests located primarily in west central Alberta and southern Saskatchewan. The principal Birchill Properties are located in the Ferrier, Kaybob/Winterburn and Rainbow areas of Alberta and in the Nottingham and Coleville areas of southern Saskatchewan. The Birchill Acquisition complemented the Corporation's production in the Ferrier/O'Chiese area, which has become the Corporation's largest core property. The acquisition of Birchill's interest at Ferrier also provided additional facility synergies and yielded a significant number of additional development drilling opportunities. In 2004, the Birchill Properties produced an average of 3,712 boe/d of which 59% was natural gas. For the purposes of NI 44-101, the Birchill Acquisition was a "significant acquisition" for the Fund.

The Fund completed an underwritten financing on March 8, 2004, issuing 8,800,000 subscription receipts for net proceeds of approximately $141.5 million which were used to complete the Birchill Acquisition.

Each subscription receipt entitled the holder thereof to receive, without payment of additional consideration, one Trust Unit. On March 8, 2004, a total of 8,800,000 Trust Units were issued pursuant to the terms of these subscription receipts.

In December, 2004, the Fund implemented an internal reorganization of certain of its subsidiaries and assets which resulted in the transfer of certain assets which the Corporation acquired pursuant to the Birchill Acquisition to SLP, a newly formed limited partnership, of which SOT, a newly formed commercial trust, is the sole limited partner and the Corporation is the general partner. The Fund owns all of the shares of 1130243 Alberta Inc. which is the Trustee of SOT. The Fund is SOT's sole beneficiary. The SLP Royalty Agreement was entered into between SLP and the Fund. In addition, as part of the restructuring, a portion of the Birchill Acquisition Note was transferred to SLP. See "Incorporation and Organization – Shiningbank Limited Partnership", "Incorporation and Organization – Shiningbank Operating Trust", "Incorporation and Organization – 1130243 Alberta Inc." and "Incorporation and Organization – Intercorporate Relationships".

Trends

Commodity prices are cyclical. In recent years, the price of oil has moved through a large range and is currently in the high end of that range. It is the Corporation's expectation that the price of oil over the longer term will average in the area of US$40 to US$50 per bbl.

Natural gas prices have also moved through a large range in the last several years, reaching peak prices of over $13 per mcf in February, 2003. Pricing has remained relatively flat throughout 2004, averaging $7.06 per mcf. The Corporation expects that the price of natural gas will fluctuate in the range of $6.50 to $7.50 per mcf during the medium to long term. This expectation is based upon the Corporation's view of supply and demand fundamentals in North American energy markets.

The expectations for natural gas prices are currently in a state of flux, and have led to significant increases in the prices paid to acquire natural gas producing properties. The Fund is dependent on a steady supply of newly acquired properties in order to offset natural production declines and to continue to grow. In order to maintain its natural gas focus, acquisition costs will likely rise.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

This statement of reserves data and other information (the "Statement") is dated March 21, 2005 and is effective December 31, 2004. The preparation date of the information regarding reserves in the Statement from the Paddock Report was February 14, 2005 and from the Sproule Report was February 8, 2005.

The future net revenue numbers presented throughout this Statement, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value.

Disclosure of Reserve Data

The following reserves data and associated tables summarize the reserves of crude oil, natural gas and associated products and the net present values of future net revenues associated with the Corporation's reserves as evaluated or audited in the Paddock Report and the Sproule Report, based on constant and forecast price assumptions presented in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

The tables summarize the data contained in the Paddock Report and the Sproule Report and, as a result, may contain slightly different numbers than the Paddock Report and the Sproule Report due to rounding. There is no assurance that the price and cost assumptions set out below will be attained and variances could be material. The reserve estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

All of the Corporation's properties, reserves and production are located in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Ontario.

The following tables detail the aggregate gross, net and "Company Interest" reserves of the Corporation as a whole derived from both the Paddock Report and the Sproule Report, as at December 31, 2004, using constant prices and costs as well as the aggregate net present value of future net revenue attributable to the reserves estimated using constant prices and costs, calculated without discount and using discount rates of 5%,10%, 15% and 20%:

Summary of Oil and Gas Reserves
Constant Prices and Costs
as at December 31, 2004
TOTAL RESERVES

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
Reserves Category	Company Interest[1] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[1] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[1] (mmcf)	Gross (mmcf)	Net (mmcf)	Company Interest[1] (mbbl)	Gross (mbbl)	Net (mbbl)
PROVED												
Developed Producing	4,519.0	4,475.2	3,903.0	305.8	305.8	276.0	173,375	159,505	139,290	5,984.2	5,937.6	4,100.8
Developed Non-Producing	29.5	29.5	25.8	0.0	0.0	0.0	17,126	16,429	13,675	427.0	418.3	297.6
Undeveloped	160.5	160.5	141.2	0.0	0.0	0.0	19,456	19,337	15,123	1,068.9	1,062.4	741.9
TOTAL PROVED	4,709.0	4,665.2	4,070.0	305.8	305.8	276.0	209,958	195,272	168,087	7,480.0	7,418.2	5,140.2
PROBABLE	2,438.7	2,428.3	2,033.7	131.8	131.8	118.9	98,121	94,890	77,966	3,780.6	3,763.4	2,600.2
TOTAL PROVED PLUS PROBABLE	7,147.7	7,093.5	6,103.7	437.6	437.6	394.8	308,079	290,162	246,054	11,260.6	11,181.6	7,740.4

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"). See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the table above its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Constant Prices and Costs
as at December 31, 2004
TOTAL RESERVES

Reserves Category	Before and After Income Taxes Discounted at[(1)(2)] 0% ($thousands)	5% ($thousands)	10% ($thousands)	15% ($thousands)	20% ($thousands)
PROVED					
Developed Producing	1,036,818	810,189	674,042	582,101	515,479
Developed Non-Producing	84,180	62,856	50,103	41,618	35,556
Undeveloped	104,877	76,579	58,777	46,689	38,013
TOTAL PROVED	1,225,875	949,625	782,922	670,407	589,048
PROBABLE	568,280	341,038	235,622	176,365	138,829
TOTAL PROVED PLUS PROBABLE	1,794,155	1,290,663	1,018,544	846,772	727,878

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables detail the gross, net and "Company Interest" reserves as at December 31, 2004 of the Corporation that are evaluated in the Paddock Report, using constant prices and costs as well as the net present value of future net revenue attributable to the reserves estimated using constant prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

Summary of Oil and Gas Reserves
Constant Prices and Costs
as at December 31, 2004
Paddock Report

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
Reserves Category	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[(1)] (mmcf)	Gross (mmcf)	Net (mmcf)	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)
PROVED												
Developed Producing	3,358.5	3,314.7	2,995.9	271.1	271.1	244.6	117,960	104,801	96,064	2,993.3	2,966.6	2,022.2
Developed Non-Producing	27.4	27.4	24.8	0.0	0.0	0.0	10,646	9,949	8,508	178.4	169.7	125.4
Undeveloped	160.5	160.5	141.2	0.0	0.0	0.0	4,093	4,093	3,305	225.0	225.0	156.2
TOTAL PROVED	3,546.4	3,502.6	3,161.9	271.1	271.1	244.6	132,699	118,843	107,876	3,396.6	3,361.2	2,303.8
PROBABLE	1,661.6	1,651.2	1,437.8	87.2	87.2	78.6	51,930	48,930	41,313	1,288.5	1,278.0	864.6
TOTAL PROVED PLUS PROBABLE	5,208.0	5,153.8	4,599.7	358.2	358.2	323.2	184,629	167,773	149,189	4,685.1	4,639.2	3,168.4

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined

in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"). See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the table above its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Constant Prices and Costs
as at December 31, 2004
Paddock Report

	Before and After Income Taxes Discounted at (1)(2)				
	0%	5%	10%	15%	20%
Reserves Category	($thousands)	($thousands)	($thousands)	($thousands)	($thousands)
PROVED					
Developed Producing	663,423	516,805	427,811	367,574	323,965
Developed Non-Producing	49,609	37,716	30,138	24,955	21,213
Undeveloped	21,027	13,194	8,862	6,183	4,386
TOTAL PROVED	734,059	567,715	466,811	398,712	349,563
PROBABLE	270,927	165,632	115,425	86,849	68,658
TOTAL PROVED PLUS PROBABLE	1,004,986	733,347	582,236	485,561	418,222

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables detail the gross, net and "Company Interest" reserves, as at December 31, 2004 of the Corporation that are evaluated in the Sproule Report, using constant prices and costs as well as the net present value of future net revenue attributable to the reserves estimated using constant prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

Summary of Oil and Gas Reserves
Constant Prices and Costs
as at December 31, 2004
Sproule Report

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
Reserves Category	Company Interest[1] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[1] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[1] (mmcf)	Gross (mmcf)	Net (mmcf)	Company Interest[1] (mbbl)	Gross (mbbl)	Net (mbbl)
PROVED												
Developed Producing	1,160.5	1,160.5	907.1	34.7	34.7	31.4	55,415	54,704	43,226	2,990.9	2,971.0	2,078.6
Developed Non-Producing	2.1	2.1	1.0	0.0	0.0	0.0	6,480	6,480	5,167	248.6	248.6	172.2
Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	15,363	15,244	11,818	843.9	837.4	585.7
TOTAL PROVED	1,162.6	1,162.6	908.1	34.7	34.7	31.4	77,259	76,429	60,211	4,083.4	4,057.0	2,836.4
PROBABLE	777.1	777.1	595.9	44.6	44.6	40.3	46,191	45,960	36,653	2,492.1	2,485.4	1,735.6
TOTAL PROVED PLUS PROBABLE	1,939.7	1,939.7	1,504.0	79.4	79.4	71.6	123,450	122,389	96,865	6,575.5	6,542.4	4,572.0

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"). See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before *reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including* in the table above its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Constant Prices and Costs
as at December 31, 2004
Sproule Report

	Before and After Income Taxes Discounted at[1][2]				
	0%	5%	10%	15%	20%
Reserves Category	($thousands)	($thousands)	($thousands)	($thousands)	($thousands)
PROVED					
Developed Producing	373,395	293,384	246,231	214,527	191,514
Developed Non-Producing	34,571	25,140	19,965	16,663	14,343
Undeveloped	83,850	63,385	49,915	40,506	33,627
TOTAL PROVED	491,816	381,910	316,111	271,695	239,485
PROBABLE	297,353	175,406	120,197	89,516	70,171
TOTAL PROVED PLUS PROBABLE	789,169	557,316	436,308	361,211	309,656

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables detail the aggregate gross, net and "Company Interest" reserves as at December 31, 2004 of the Corporation as a whole derived from both the Paddock Report and the Sproule Report, as at December 31, 2004, using forecast prices and costs as well as the aggregate net present value of future net revenue attributable to the reserves estimated using forecast prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

Summary of Oil and Gas Reserves
Forecast Prices and Costs
as at December 31, 2004
TOTAL RESERVES

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
Reserves Category	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[(1)] (mmcf)	Gross (mmcf)	Net (mmcf)	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)
PROVED												
Developed Producing	4,483.7	4,439.9	3,887.8	307.9	307.9	279.2	173,243	159,375	138,695	5,979.9	5,933.2	4,132.7
Developed Non-Producing	29.5	29.5	25.9	0.0	0.0	0.0	17,026	16,307	13,487	424.5	415.4	297.9
Undeveloped	159.8	159.8	142.8	0.0	0.0	0.0	19,459	19,340	15,121	1,069.0	1,062.5	744.7
TOTAL PROVED	4,673.0	4,629.2	4,056.5	307.9	307.9	279.2	209,727	195,021	167,304	7,473.3	7,411.0	5,175.4
PROBABLE	2,424.7	2,414.3	2,046.5	133.7	133.7	121.3	97,881	94,650	78,153	3,771.2	3,754.0	2,616.7
TOTAL PROVED PLUS PROBABLE	7,097.7	7,043.5	6,102.9	441.4	441.4	400.5	307,607	289,671	245,457	11,244.5	11,165.0	7,792.1

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the COGE Handbook. See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the above table its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Forecast Prices and Costs
as at December 31, 2004
TOTAL RESERVES

	Before and After Income Taxes Discounted at[1][2]				
Reserves Category	0% ($thousands)	5% ($thousands)	10% ($thousands)	15% ($thousands)	20% ($thousands)
PROVED					
Developed Producing	864,857	689,424	584,968	514,101	462,232
Developed Non-Producing	68,892	51,863	41,798	35,116	30,330
Undeveloped	81,373	59,707	45,987	36,615	29,852
TOTAL PROVED	1,015,123	800,994	672,752	585,833	522,414
PROBABLE	464,884	273,833	188,585	141,620	112,127
TOTAL PROVED PLUS PROBABLE	1,480,006	1,074,827	861,338	727,453	634,541

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables detail the gross, net and "Company Interest" reserves as at December 31, 2004 of the Corporation that are evaluated in the Paddock Report, using forecast prices and costs as well as the net present value of future net revenue attributable to the reserves estimated using forecast prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

Summary of Oil and Gas Reserves
Forecast Prices and Costs
as at December 31, 2004
Paddock Report

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
Reserves Category	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[(1)] (mmcf)	Gross (mmcf)	Net (mmcf)	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)
PROVED												
Developed Producing	3,353.5	3,309.7	3,002.2	271.1	271.1	245.9	117,908	104,751	95,538	2,992.4	2,965.7	2,055.7
Developed Non-Producing	27.4	27.4	24.9	0.0	0.0	0.0	10,602	9,883	8,364	177.6	168.5	126.7
Undeveloped	159.8	159.8	142.8	0.0	0.0	0.0	4,093	4,093	3,292	225.0	225.0	158.9
TOTAL PROVED	3,540.7	3,496.9	3,169.9	271.1	271.1	245.9	132,603	118,727	107,195	3,395.0	3,359.1	2,341.4
PROBABLE	1,662.7	1,652.3	1,455.3	87.2	87.2	79.4	51,818	48,818	41,593	1,287.4	1,276.9	884.1
TOTAL PROVED PLUS PROBABLE	5,203.4	5,149.2	4,625.1	358.2	358.2	325.3	184,420	167,545	148,788	4,682.4	4,636.0	3,225.5

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"). See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the table above its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Forecast Prices and Costs
as at December 31, 2004
Paddock Report

	Before and After Income Taxes Discounted at [1][2]				
	0%	5%	10%	15%	20%
Reserves Category	($thousands)	($thousands)	($thousands)	($thousands)	($thousands)
PROVED					
Developed Producing	543,339	433,170	366,548	321,136	287,871
Developed Non-Producing	40,057	30,779	24,889	20,855	17,931
Undeveloped	15,030	9,269	6,070	4,085	2,748
TOTAL PROVED	598,427	473,218	397,507	346,076	308,550
PROBABLE	216,234	131,031	91,667	69,596	55,609
TOTAL PROVED PLUS PROBABLE	814,660	604,249	489,174	415,672	364,159

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables detail the gross, net and "Company Interest" reserves as at December 31, 2004 of the Corporation that are evaluated in the Sproule Report, using forecast prices and costs as well as the net present value of future net revenue attributable to the reserves estimated using forecast prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

Summary of Oil and Gas Reserves
Forecast Prices and Costs
as at December 31, 2004
Sproule Report

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
Reserves Category	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)	Company Interest[(1)] (mmcf)	Gross (mmcf)	Net (mmcf)	Company Interest[(1)] (mbbl)	Gross (mbbl)	Net (mbbl)
PROVED												
Developed Producing	1,130.2	1,130.2	885.6	36.8	36.8	33.3	55,335	54,624	43,157	2,987.5	2,967.5	2,077.0
Developed Non-Producing	2.1	2.1	1.0	0.0	0.0	0.0	6,424	6,424	5,123	246.9	246.9	171.2
Undeveloped	0.0	0.0	0.0	0.0	0.0	0.0	15,366	15,247	11,829	844.0	837.5	585.8
TOTAL PROVED	1,132.3	1,132.3	886.6	36.8	36.8	33.3	77,124	76,294	60,109	4,078.3	4,051.9	2,834.0
PROBABLE	762.0	762.0	591.2	46.5	46.5	41.9	46,063	45,832	36,560	2,483.8	2,477.1	1,732.6
TOTAL PROVED PLUS PROBABLE	1,894.3	1,894.3	1,477.8	83.2	83.2	75.2	123,187	122,126	96,669	6,562.1	6,529.0	4,566.6

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"). See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the table above its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Forecast Prices and Costs
as at December 31, 2004
Sproule Report

	Before and After Income Taxes Discounted at (% / year)[1][2]				
Reserves Category	0% ($thousands)	5% ($thousands)	10% ($thousands)	15% ($thousands)	20% ($thousands)
PROVED					
Developed Producing	321,518	256,254	218,420	192,965	174,361
Developed Non-Producing	28,835	21,084	16,909	14,261	12,399
Undeveloped	66,343	50,438	39,917	32,530	27,104
TOTAL PROVED	416,696	327,776	275,245	239,757	213,864
PROBABLE	248,650	142,802	96,918	72,024	56,518
TOTAL PROVED PLUS PROBABLE	665,346	470,578	372,164	311,781	270,382

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables provide (i) a breakdown of various elements of future net revenue attributable to proved reserves and proved plus probable reserves of the Corporation for its properties as a whole derived from both the Paddock Report and the Sproule Report estimated using both constant prices and costs and forecast prices and costs and calculated without discount, and (ii) the volume of production of the Corporation estimated for 2005 for its reserves as a whole derived from both the Paddock Report and the Sproule Report:

Total Future Net Revenue
as at December 31, 2004
and Estimated Production for 2005
TOTAL RESERVES

($thousands)	Constant Prices & Costs (Undiscounted)		Forecast Prices (Undiscounted)	
	Proved Reserves	Proved plus Probable Reserves	Proved Reserves	Proved plus Probable Reserves
Revenue	2,049,188	3,028,651	1,853,012	2,755,033
Royalties	405,170	610,513	361,379	538,670
Operating costs	365,888	540,640	418,657	645,527
	1,278,130	1,877,498	1,072,976	1,570,837
Development costs	31,791	61,638	32,414	62,211
Well abandonment costs	20,464	21,705	25,439	28,620
Future Net Revenue(1)(2)	1,225,875	1,794,155	1,015,123	1,480,006
2005 Production (Company Interest)(3)				
Oil(mstb)	786	848	787	849
Gas(bcf)	32.6	34.9	32.6	34.9
NGL(mstb)	1,176	1,246	1,177	1,246
Oil equivalent (mboe)	7,393	7,908	7,395	7,910
2005 Production (Gross)				
Oil(mstb)	780	842	781	842
Gas(bcf)	30.4	32.6	30.4	32.6
NGL(mstb)	1,164	1,233	1,165	1,233
Oil equivalent (mboe)	7,007	7,514	7,009	7,516
2005 Production (Net)				
Oil(mstb)	664	710	664	709
Gas(bcf)	24.5	26.2	24.6	26.3
NGL(mstb)	809	855	809	856
Oil equivalent (mboe)	5,561	5,935	5,571	5,946

Notes:

(1) Both before and after income taxes. After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to unitholders under the structure of the Fund.

(2) Including ARTC.

(3) Company Interest is the Corporation's working interest share of production before reduction for royalty obligations plus the Corporation's share of production resulting from its royalty interests.

The following tables provide (i) a breakdown of the various elements of future net revenue attributable to proved reserves and proved plus probable reserves of the Corporation that are evaluated in the Paddock Report estimated using both constant prices and costs and forecast prices and costs and calculated without discount, and (ii) the volume of production of the Corporation estimated for 2005 for its reserves that are evaluated in the Paddock Report:

Total Future Net Revenue
as at December 31, 2004
and Estimated Production for 2005
Paddock Report

($thousands)	Constant Prices & Costs (Undiscounted)		Forecast Prices (Undiscounted)	
	Proved Reserves	Proved plus Probable Reserves	Proved Reserves	Proved plus Probable Reserves
Revenue	1,249,361	1,738,024	1,136,865	1,591,895
Royalties	219,825	315,022	198,810	280,957
Operating costs	265,429	372,430	305,267	445,367
	764,107	1,050,572	632,788	865,571
Development costs	13,405	28,178	13,635	28,076
Well abandonment costs	16,643	17,408	20,726	22,835
Future Net Revenue(1)(2)	734,059	1,004,986	598,427	814,660
2005 Production (Company Interest)(3)				
Oil(mstb)	537	580	537	581
Gas(bcf)	20.1	21.8	20.1	21.8
NGL(mstb)	502	533	502	533
Oil equivalent (mboe)	4,382	4,738	4,382	4,739
2005 Production (Gross)				
Oil(mstb)	531	574	531	575
Gas(bcf)	18.0	19.7	18.0	19.7
NGL(mstb)	494	525	494	525
Oil equivalent (mboe)	4,030	4,379	4,030	4,380
2005 Production (Net)				
Oil(mstb)	474	507	475	508
Gas(bcf)	15.3	16.6	15.4	16.7
NGL(mstb)	341	362	341	362
Oil equivalent (mboe)	3,372	3,634	3,382	3,645

Notes:

(1) Both before and after income taxes. After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to unitholders under the structure of the Fund.

(2) Including ARTC.

(3) Company Interest is the Corporation's working interest share of production before reduction for royalty obligations plus the Corporation's share of production resulting from its royalty interests.

The following tables provide (i) a breakdown of the various elements of future net revenue attributable to proved reserves and proved plus probable reserves of the Corporation that are evaluated in the Sproule Report estimated using both constant prices and costs and forecast prices and costs and calculated without discount, and (ii) the volume of production of the Corporation estimated for 2005 for its reserves that are evaluated in the Sproule Report:

Total Future Net Revenue
as at December 31, 2004
and Estimated Production for 2005
Sproule Report

($thousands)	Constant Prices & Costs (Undiscounted)		Forecast Prices (Undiscounted)	
	Proved Reserves	Proved plus Probable Reserves	Proved Reserves	Proved plus Probable Reserves
Revenue	799,827	1,290,627	716,147	1,163,138
Royalties	185,345	295,491	162,569	257,712
Operating costs	100,459	168,210	113,390	200,160
	514,023	826,926	440,188	705,266
Development costs	18,386	33,460	18,779	34,135
Well abandonment costs	3,821	4,297	4,713	5,785
Future Net Revenue(1)(2)	491,816	789,169	416,696	665,346
2005 Production (Company Interest)(3)				
Oil(mstb)	249	268	249	268
Gas(bcf)	12.5	13.1	12.5	13.1
NGL(mstb)	675	713	675	713
Oil equivalent (mboe)	3,012	3,170	3,013	3,171
2005 Production (Gross)				
Oil(mstb)	249	268	249	268
Gas(bcf)	12.3	13.0	12.4	13.0
NGL(mstb)	670	708	670	708
Oil equivalent (mboe)	2,977	3,135	2,978	3,136
2005 Production (Net)				
Oil(mstb)	190	202	189	202
Gas(bcf)	9.2	9.6	9.2	9.6
NGL(mstb)	468	493	468	494
Oil equivalent (mboe)	2,190	2,301	2,189	2,301

Notes:

(1) Both before and after income taxes. After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to unitholders under the structure of the Fund.

(2) Including ARTC.

(3) Company Interest is the Corporation's working interest share of production before reduction for royalty obligations plus the Corporation's share of production resulting from its royalty interests.

The following table details by production group the net present value of future net revenue (before deducting future income tax expenses) for the reserves of the Corporation as a whole derived from both the Paddock Report and the Sproule Report estimated using both constant prices and costs and forecast prices and costs and calculated using a discount rate of 10%:

Future Net Revenue
By Production Group
As of December 31, 2004
TOTAL RESERVES

		Future Net Revenue before Income Taxes (discounted at 10%/year)	
Reserves Category	Production Group	Constant prices and costs ($thousands)	Forecast prices and costs ($thousands)
Proved	Light and Medium Oil[1]	94,942	77,996
	Heavy Oil[1]	4,621	3,734
	Natural Gas[2]	661,886	569,993
	Facility Income & Other Revenue	18,443	18,234
	Alberta Royalty Tax Credit	3,030	2,795
		782,922	672,752
Total Proved plus Probable	Light and Medium Oil[1]	130,772	104,772
	Heavy Oil[1]	5,802	4,816
	Natural Gas[2]	858,419	728,582
	Facility Income & Other Revenue	19,786	19,651
	Alberta Royalty Tax Credit	3,765	3,517
		1,018,544	861,338

Notes:

(1) Including solution gas and other by-products.

(2) Including by-products but excluding solution gas from oil wells.

The following table details by production group the net present value of future net revenue (before deducting future income tax expenses) for the reserves of the Corporation that are evaluated in the Paddock Report estimated using both constant prices and costs and forecast prices and costs and calculated using a discount rate of 10%:

Future Net Revenue
By Production Group
As of December 31, 2004
Paddock Report

		Future Net Revenue before Income Taxes (discounted at 10%/year)	
Reserves Category	Production Group	Constant prices and costs ($thousands)	Forecast prices and costs ($thousands)
Proved	Light and Medium Oil[1]	73,307	58,816
	Heavy Oil[1]	4,507	3,345
	Natural Gas[2]	371,094	317,887
	Facility Income & Other Revenue	15,203	14,994
	Alberta Royalty Tax Credit	2,700	2,465
		466,811	397,507
Total Proved plus Probable	Light and Medium Oil[1]	99,848	78,104
	Heavy Oil[1]	5,465	4,020
	Natural Gas[2]	458,053	388,563
	Facility Income & Other Revenue	15,692	15,557
	Alberta Royalty Tax Credit	3,178	2,930
		582,236	489,174

Notes:

(1) Including solution gas and other by-products.

(2) Including by-products but excluding solution gas from oil wells.

The following table details by production group the net present value of future net revenue (before deducting future income tax expenses) for the reserves of the Corporation that are evaluated in the Sproule Report estimated using both constant prices and costs and forecast prices and costs and calculated using a discount rate of 10%:

Future Net Revenue
By Production Group
As of December 31, 2004
Sproule Report

		Future Net Revenue before Income Taxes (discounted at 10%/year)	
Reserves Category	Production Group	Constant prices and costs ($thousands)	Forecast prices and costs ($thousands)
Proved	Light and Medium Oil[(1)]	21,635	19,180
	Heavy Oil[(1)]	114	389
	Natural Gas[(2)]	290,792	252,106
	Facility Income & Other Revenue	3,240	3,240
	Alberta Royalty Tax Credit	330	330
		316,111	275,245
Total Proved plus Probable	Light and Medium Oil[(1)]	30,924	26,668
	Heavy Oil[(1)]	337	796
	Natural Gas[(2)]	400,366	340,019
	Facility Income & Other Revenue	4,094	4,094
	Alberta Royalty Tax Credit	587	587
		436,308	372,164

Notes:

(1) Including solution gas and other by-products.

(2) Including by-products but excluding solution gas from oil wells.

Pricing Assumptions

The following tables detail the benchmark reference prices for the regions in which the Corporation operated as at December 31, 2004 reflected in the reserves data disclosed above under "Statement of Reserves Data and Other Oil and Gas Information – Disclosure of Reserves Data". The pricing assumptions for both the constant prices and costs and forecast prices and costs were provided by Sproule and were relied upon by Sproule in the Sproule Report and by Paddock in the Paddock Report. Both Paddock and Sproule are independent reserves evaluators and auditors.

Summary of Pricing Assumptions
As of December 31, 2004
Constant Prices and Costs[1]

	OIL			EDMONTON LIQUIDS PRICES			
Year	Edmonton Reference ($Cdn/bbl)	Hardisty 12° API ($Cdn/bbl)	NATURAL GAS AECO Monthly Index ($Cdn/mmbtu)	Condensate ($Cdn/bbl)	Butane ($Cdn/bbl)	Propane ($Cdn/bbl)	Exchange Rate ($US/$Cdn)
As at December 31, 2004	46.51	15.26	6.78	51.80	39.78	36.11	0.84

Note:

(1) The prices shown on the table were adjusted to reflect actual prices received for each area.

Summary of Pricing and Inflation Rate Assumptions
As of December 31, 2004
Forecast Prices and Costs

	OIL					EDMONTON LIQUIDS PRICES				
Year	WTI Cushing ($US/bbl)	Edmonton Reference ($Cdn/bbl)	Hardisty 25° ($Cdn/bbl)	Cromer 29° ($Cdn/bbl)	NATURAL GAS AECO Monthly Index ($Cdn/ mmbtu)	Condensate ($Cdn/bbl)	Butane ($Cdn/bbl)	Propane ($Cdn/bbl)	Inflation Rate %/Year	Exchange Rate ($US/$Cdn)
Forecast:										
2005	44.29	51.25	36.26	44.53	6.97	52.49	38.20	32.09	2.5%	0.84
2006	41.60	48.03	34.89	41.87	6.66	49.19	34.01	30.07	2.5%	0.84
2007	37.09	42.64	32.11	37.27	6.21	43.67	30.20	26.70	2.5%	0.84
2008	33.46	38.31	30.68	33.43	5.73	39.23	27.13	23.98	2.5%	0.84
2009	31.84	36.36	29.08	31.70	5.37	37.24	25.75	22.76	1.5%	0.84
2010	32.32	36.91	29.60	32.22	5.47	37.80	26.13	23.11	1.5%	0.84
2011	32.80	37.47	30.13	32.75	5.57	38.37	26.53	23.46	1.5%	0.84
2012	33.30	38.03	30.67	33.29	5.67	38.95	26.93	23.81	1.5%	0.84
2013	33.79	38.61	31.21	33.83	5.77	39.54	27.34	24.17	1.5%	0.84
2014	34.30	39.19	31.76	34.38	5.87	40.14	27.75	24.53	1.5%	0.84
2015	34.82	39.78	32.33	34.95	5.98	40.74	28.17	24.90	1.5%	0.84
Thereafter	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	0.84

The Corporation's weighted average prices received in 2004 were $43.14/bbl for oil, $7.06/mcf for natural gas and $40.24/bbl for natural gas liquids.

Reconciliations of Changes in Reserves and Future Net Revenue

The following table outlines the reconciliation of changes in the net reserves estimates for the Corporation as a whole derived from both the Paddock Report and the Sproule Report for the period December 31, 2003 to December 31, 2004 using forecast prices and costs:

Reconciliation of Changes in Net Oil and Gas Reserves
Forecast Prices and Costs
as at December 31, 2004[1]

	Light & Medium Oil			Heavy Oil			Associated & Non-Associated Gas[2]			Natural Gas Liquids		
Factors	Proved (mbbl)	Probable (mbbl)	Proved plus Probable (mbbl)	Proved (mbbl)	Probable (mbbl)	Proved plus Probable (mbbl)	Proved (mmcf)	Probable (mmcf)	Proved plus Probable (mmcf)	Proved (mbbl)	Probable (mbbl)	Proved plus Probable (mbbl)
December 31,2003	3,753.8	1,813.7	5,567.5	339.6	123.3	462.9	147,198	55,618	202,816	4,329.5	1,762.6	6,092.1
Acquisitions	1,008.6	561.3	1,569.9	39.0	41.9	80.9	32,314	21,629	53,943	1,147.2	737.6	1,884.8
Dispositions	(5.5)	(2.3)	(7.8)	(75.9)	(44.0)	(119.9)	(400)	(66)	(466)	(10.9)	-	(10.9)
Extensions	-	-	-	-	-	-	2,175	502	2,677	98.9	22.0	120.9
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries[4]	31.9	11.0	42.9	-	-	-	11,734	5,944	17,678	657.0	386.0	1,043.0
Technical Revisions	(86.8)	(337.1)	(423.9)	19.8	0.1	19.9	(717)	(5,486)	(6,203)	(145.9)	(293.6)	(439.5)
Economic Factors	0.6	-	0.6	-	-	-	73	13	86	5.5	1.1	6.6
Production[3]	(646.5)	-	(646.5)	(43.2)	-	(43.2)	(25,073)	-	(25,073)	(905.2)	-	(905.2)
December 31,2004	4,056.1	2,046.6	6,102.7	279.3	121.3	400.6	167,304	78,154	245,458	5,176.1	2,615.7	7,791.8

Notes:

(1) The above table is a combination of data from the Sproule Report and the Paddock Report, adjusted for the items referred to in notes 2, 3 and 4 below.

(2) Includes solution gas.

(3) Includes acquired production from the effective date of the Birchill and Good Ridge acquisitions.

(4) Includes development activity associated with the Birchill and Good Ridge acquisitions after the effective date thereof.

The following table outlines the reconciliation of changes in respect of future net revenue for the Corporation as a whole, derived from both the Paddock Report and the Sproule Report, estimated using constant prices and costs and calculated using a 10% discount rate, attributable to net proved reserves of the Corporation:

Reconciliation of Changes in Net Present Values of Future Net Revenue
Discounted at 10% Per Year

Net Proved Reserves

Constant Prices and Costs
as at December 31, 2004

Factors	($millions)
Estimated Net Present Value of Future Net Revenue, beginning of year	$ 548.6
Estimated 2004 net operating income discounted at 10%	(168.5)
Net Changes in prices, costs and royalties related to future production [1]	70.7
Changes in previously estimated development costs incurred in period	-
Changes in estimated future development costs	0.3
Changes resulting from extensions and improved recovery	-
Changes resulting from discoveries	36.1
Changes resulting from acquisitions of reserves	225.5
Changes resulting from dispositions of reserves	(2.0)
Net change resulting from revisions in quantity estimates	9.6
Accretion of discount	72.6
Net change in royalty tax credits	-
All other changes	(10.0)
Estimated Net Present Value of Future Net Revenue, end of year	$ 782.9

Note:

(1) The impact of changes in prices and other economic factors on future net revenue.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The proved and probable undeveloped reserves of the Corporation have been estimated in accordance with procedures and standards contained in the COGE Handbook. In general, the Corporation's undeveloped reserves are scheduled to be developed within the next two years. See "Statement of Reserves Data and Other Oil and Gas Information – Oil and Gas Properties" for the Corporation's general development plans for its undeveloped reserves.

Significant Factors or Uncertainties

For details of important economic factors or significant uncertainties that may affect the components of the reserves data in this Statement, see "Management's Discussion and Analysis" and "Risk Factors".

Future Development Costs

The following table details the development costs deducted in the estimation of future net revenue attributable to proved reserves of the Corporation derived from both the Paddock Report and the Sproule Report (estimated using both constant prices and costs and forecast prices and costs) and proved plus probable reserves of the Corporation (estimated using forecast prices and costs):

Future Development Costs
($thousands)

	Proved Reserves		Proved plus Probable Reserves
Year	(Constant prices and costs)	(Forecast prices and costs)	(Forecast prices and costs)
2005	16,922	16,922	32,734
2006	11,471	11,744	21,755
2007	822	847	1,955
2008	803	840	1,638
2009	383	406	950
Remainder	1,390	1,655	3,179
Total Undiscounted	31,791	32,414	62,211
Total Discounted at 10%	28,162	28,537	54,700

The Corporation's source of funding for future development costs of the Corporation's reserves will be derived from a combination of cash flow, debt and new equity. Management of the Corporation does not anticipate that the costs of funding referred to above will materially affect the Corporation's disclosed reserves and future net revenues or will make the development of any of the Corporation's properties uneconomic.

Oil and Gas Properties

The assets of the Corporation are the oil and natural gas interests upon which the Royalty has been granted and the oil and natural gas interests underlying the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note. The assets of the Corporation include operated and non-operated interests. Set out below is a description of the Corporation's principal producing properties, plants, facilities and installations. All of the Corporation's properties referred to below are onshore properties.

Ferrier/O'Chiese, Alberta

The Corporation owns various operating and non-operating interests in long life oil and gas reserves located in the Ferrier and O'Chiese areas of west central Alberta. These properties are characterized by long-life, liquids-rich gas production combined with low operating costs. The natural gas production from these properties, which constitutes 72% of total production on a boe basis, is primarily uncontracted and is processed in three non-operated gas plants in which the Corporation owns minor working interests or processes for a fee as a non-owner. The Corporation owns and operates an average 44.3% working interest in 131 gross (57.8 net) producing natural gas wells and 7 gross (3.3 net) producing oil wells in this area. During 2005, the Corporation has plans to drill up to 23 gross (13.1 net) wells in the area to further develop the producing pools.

Whitecourt, Alberta

The Corporation owns and operates an average 54% working interest in 55 gross (31.2 net) producing natural gas wells and five gross (2.0 net) producing oil wells in the Whitecourt area. The natural gas is processed in the Corporation operated Whitecourt gas plant. The property is located approximately 150 km northwest of Edmonton, Alberta. The Corporation has an ongoing program of well recompletions and workovers designed to optimize production from the area, but no significant development activity is planned.

Caroline, Alberta

The Corporation holds an average 56% working interest in 31 gross (19.5 net) oil wells and 14 gross (4.1 net) natural gas wells in the Caroline area. The property consists of varying working interests in four separate units, including an 86.5% working interest in 21 gross (18.2 net) producing oil wells in the Corporation operated Caroline Cardium "B" Sand Unit No. 1, along with an interest in 24 gross (5.4 net) non-unit producing oil and natural gas wells. This property is located immediately southwest of the town of Caroline, Alberta. The Corporation has no further development plans in this mature field.

Penhold, Alberta

The Corporation owns and operates an average 58% working interest in 40 gross (24.8 net) producing natural gas wells and 6 gross (3.3 net) oil wells in the Penhold area. This property is located immediately southwest of Red Deer, Alberta. Natural gas is processed in three gas plants operated by others. The Corporation holds an interest in one of these gas plants.

Paddle River, Alberta

The Corporation owns various interests averaging 37% in 44 gross (17.1 net) producing oil and natural gas wells in the Paddle River area, located approximately 120 km northwest of Edmonton, Alberta, which produce primarily from the Nordegg formation. The natural gas produced from this area is liquids-rich with an average ratio of 44 barrels of NGL per mmcf of natural gas. The natural gas is processed at a third party owned and operated gas plant.

Windfall, Alberta

The Corporation owns and operates an average 78% working interest in 21 gross (16.4 net) producing natural gas wells in the Windfall area. The natural gas is processed at a third party owned and operated gas plant. The property is located approximately 200 km northwest of Edmonton, Alberta.

Dunvegan, Alberta

The Corporation holds an average 4.2% working interest in 160 gross (6.8 net) producing wells in the Dunvegan area, located approximately 400 km northwest of Edmonton, Alberta. Included in this is a 4.29% working interest in the Dunvegan Gas Unit No. 1 (the "Unit"), which consists of 143 gross (6.1 net) producing natural gas wells. Production comes from as many as seven pay zones, but primarily the Debolt zone. The Unit was initially placed on production in 1973. The operator of this property has virtually continuous development drilling activity in the area, in which the Corporation participates up to its proportionate share, but due to its small interest, has no control over approvals.

Monias, British Columbia

The Corporation holds an average 57% working interest in, and operates, the Monias gas field and related facilities, located approximately 50 km southwest of Fort St. John, British Columbia. Production is from the Triassic Halfway formation, which exhibits low decline rates and long producing life. Production is processed in a non-operated gas plant in which the Corporation holds no interest.

Medicine Hat, Alberta

The Corporation owns an overriding royalty interest in approximately 475 producing natural gas wells in the Medicine Hat area. The property is located immediately northeast of the City of Medicine Hat. By virtue of the terms of the overriding royalty agreement, the Corporation receives revenue from the wells through the operator and is not responsible for operating or capital costs. Over the last several years this area has been the subject of development drilling by others which has increased the Corporation's production from the area at no cost.

Minehead, Alberta

The Corporation owns and operates an average 45% working interest in 21 gross (9.5 net) producing natural gas wells in the Minehead area. The property is located approximately 160 km east of Edmonton, Alberta. Production is from the Cardium formation, which is characterized by liquids rich gas exhibiting low decline rates and long producing life. Production is processed in a non-operated gas plant in which the Corporation holds no interest. During 2005, the Corporation has plans to drill up to 8 gross (2.8 net) wells in the area to further develop the producing pools.

Long Coulee, Alberta

The Corporation owns and operates a 99% interest in the Long Coulee Unit #2, which consists of 31 gross (30.7 net) producing oil wells. The Corporation also holds an interest in 10 gross (6.3 net) non-unit producing oil and natural gas wells in the Long Coulee area. The property is located approximately 90 km southeast of Calgary, Alberta. During 2005, the Corporation has plans to drill up to 2 gross (2.0 net) wells in the area to further develop the producing pools. The Corporation operates an oil battery but gas is processed at a third party operated gas plant.

Producing and Non-Producing Wells

The following table summarizes the Corporation's interests, as at December 31, 2004 in oil and gas wells:

Producing and Non-producing Wells
as at December 31, 2004

	Oil wells		Natural gas wells		Total	
	Gross	Net	Gross	Net	Gross	Net
Producing[1]						
Alberta	527	140.8	1,824	324.0	2,351	464.8
Ontario	90	90.0	47	46.0	137	136.0
British Columbia	2	-	18	6.8	20	6.8
Saskatchewan	59	14.7	1,598	7.8	1,657	22.5
TOTAL PRODUCING	678	245.5	3,487	384.6	4,165	630.1
Non-producing[2]						
Alberta	323	53.2	297	54.2	620	107.4
Ontario	-	-	9	9.0	9	9.0
British Columbia	2	2	8	3.0	10	5.0
Saskatchewan	1	-	25	0.7	26	0.7
TOTAL NON-PRODUCING	326	55.2	339	66.9	665	122.1

Notes:

(1) Includes wells that are temporarily shut-in but which are capable of production.

(2) Includes wells that are not capable of production but that are not yet abandoned.

Properties with no Attributed Reserves

The following table summarizes information with respect to the Corporation's properties to which no reserves have been specifically attributed:

Land Holdings Without Attributed Reserves
as at December 31, 2004

	Unproved Properties (Acres)		Expiring in 2005 (Acres)	
	Gross	Net	Gross	Net
Alberta	447,420	180,460	108,326	54,230
British Columbia	19,923	3,525	-	-
Ontario	14,822	13,470	-	-
Saskatchewan	39,476	1,272	80	10
TOTAL	521,641	198,727	108,406	54,240

There are no material work commitments on the above undeveloped land holdings.

Forward Contracts

For information with respect to the forward contracts of the Corporation as at December 31, 2004, see the section titled "Results of Operations – Pricing (including Hedging Activity) – Current Hedging" in the Management's Discussion and Analysis contained on page 27 of the Fund's Annual Report for the year ended December 31, 2004, which section is incorporated herein by reference.

Additional Information Concerning Abandonment and Reclamation

The Corporation bases its estimates for the costs of abandonment and reclamation of surface leases, wells, facilities and pipelines on previous experience of management with similar well sites and facility locations. As at December 31, 2004, management expected to incur such costs on 752.2 net wells. The total of such costs, net of estimated salvage value, was $15.0 million (undiscounted) and $6.0 million (discounted at 10%).

Future net revenue figures set forth in this Statement include abandonment liabilities only for wells assigned reserves. Reclamation costs of $15.8 million (undiscounted) and salvage values of $22.5 million are not considered in the future net revenue figures. Within the next three financial years, it is expected such costs will total approximately $3.3 million ($2.9 million discounted at 10%).

Tax Horizon

Under its existing trust structure, the Corporation and the Fund do not pay income tax because the tax liability is transferred to the individual Unitholders of the Fund.

Costs Incurred

For the year ended December 31, 2004, the Corporation incurred the following costs on its properties:

Costs Incurred
Year Ended December 31, 2004
($thousands)

Property Acquisition costs	
Proved Properties	857
Unproved Properties	1,758
Exploration costs	11
Development costs	56,328
	58,954

In addition to the above, the Corporation purchased Birchill Resources Limited and Good Ridge Explorations Ltd. in 2004 at a total cash cost of $177.1 million (see "General Development of the Business of the Fund – Three Year History").

Exploration and Development Activities

For the year ended December 31, 2004, the Corporation completed the following exploratory and development wells:

Exploration and Development Activities
Year ended December 31, 2004

	Exploratory wells		Development wells	
	Gross	Net	Gross	Net
Oil	-	-	4	0.9
Gas	-	-	88	18.5
Service	-	-	-	-
Dry	-	-	4	0.9
Total	-	-	96	20.3

The Corporation's most important current and likely exploration and development activities are described under "Statement of Reserves Data and Other Oil and Gas Information - Oil and Gas Properties".

Production History

The following tables set forth the average daily production volumes, royalties, production costs and the resulting netbacks for the periods indicated as at December 31, 2004:

Average Daily Production[(1)]
Company Interest
Year ended December 31, 2004

	Quarter Ended			
	31-Mar	30-Jun	30-Sep	31-Dec
Oil (bbl/d)	2,142	2,725	2,156	2,502
Gas (mmcf/d)	82.0	89.6	84.2	90.4
NGL (bbl/d)	2,670	3,034	3,531	3,259
Oil equivalent (boe/d)	18,478	20,693	19,721	20,833

Note:

(1) Before deduction of royalties.

Production and Netback History
Company Interest[1]
Year ended December 31, 2004

GAS WELLS	Quarter Ended			
	31-Mar	30-Jun	30-Sep	31-Dec
Production volumes				
Oil (bbl)	121,219	160,263	154,890	145,072
Gas (mcf)	7,489,704	7,925,731	7,884,234	8,047,766
NGL (bbl)	226,570	300,297	304,184	299,251
Oil equivalent (boe)	1,596,073	1,781,515	1,773,113	1,785,618
Average price received				
Oil ($/bbl)	41.01	47.19	52.93	50.81
Gas ($/mcf)	6.98	7.28	6.85	7.32
NGL ($/bbl)	38.01	37.34	41.92	43.72
Oil equivalent ($/boe)	41.26	42.94	42.27	44.47
Hedge Loss ($/boe)	0.22	0.76	0.84	1.22
Royalties ($/boe)	8.84	7.80	8.86	10.09
Transportation costs ($/boe)	0.84	0.86	0.84	0.65
Operating costs ($/boe)	5.24	6.24	7.28	5.59
Netback ($/boe)	26.12	27.28	24.45	26.92

OIL WELLS	Quarter Ended			
	31-Mar	30-Jun	30-Sep	31-Dec
Production volumes				
Oil (bbl)	76,384	76,089	69,196	68,350
Gas (mcf)	85,344	87,197	81,052	80,692
NGL (bbl)	3,082	3,320	3,085	3,971
Oil equivalent (boe)	93,690	93,942	85,865	85,770
Average price received				
Oil ($/bbl)	41.82	46.26	53.06	51.31
Gas ($/mcf)	7.12	7.03	6.71	7.12
NGL ($/bbl)	36.20	34.25	40.48	40.64
Oil equivalent ($/boe)	41.76	45.21	50.59	49.70
Hedge Loss ($/boe)	1.45	3.27	5.94	7.54
Royalties ($/boe)	7.01	7.07	7.72	8.07
Operating costs ($/boe)	15.43	13.22	15.10	14.29
Netback ($/boe)	17.87	21.65	21.83	19.80

Note:

(1) Company Interest is the Corporation's working interest share of production plus the Corporation's share of production resulting from its royalty interests.

The following table sets forth the production by area for the Corporation's properties for the year ended December 31, 2004:

Production by Area
Year Ended December 31, 2004
Company Interest

	Area	Light & Medium Oil (bbl/d)	Gas (mcf/d)	NGL (bbl/d)	Total Oil Equivalent (boe/d)
Alberta	Ferrier/O'Chiese	82	25,590	1,528	5,875
	Whitecourt	21	7,474	52	1,318
	Caroline	143	3,485	228	952
	Penhold	22	3,192	155	710
	Paddle River	60	3,208	78	672
	Windfall	7	2,746	205	669
	Dunvegan	3	2,976	157	657
	Medicine Hat	-	3,322	-	554
	Minehead	-	2,481	133	547
	Long Coulee	407	704	3	527
	McLeod	5	2,159	85	449
	St. Anne	109	2,052	-	451
	Rainbow	268	948	2	428
	Pembina	66	1,763	65	424
	Nottingham	241	240	126	407
	Kakut	56	1,532	32	344
	Belloy	4	1,600	22	293
	Virginia Hills	181	183	21	232
	Swan Hills	205	28	13	222
	Coleville	86	674	-	198
	Niton	6	908	36	193
	Rosevear	-	976	23	186
	Carvel	-	944	-	157
	Rycroft	-	904	4	155
	Meyer	-	735	-	123
	Vega	-	705	1	119
	Blueridge	7	535	6	102
	Alexander/Majeau	4	494	7	93
	Good Ridge	1	553	-	93
	Lochend	20	645	(55)	73
	Wembley	-	266	9	53
	Cadotte	-	57	-	10
	Other	279	7,142	185	1,654
Ontario		98	1,626	3	372
British Columbia	Monias	-	3,716	1	621
		2,381	86,563	3,125	19,933

Definitions, Notes and Other Cautionary Statements

In the tables set forth in "Statement of Reserves Data and Other Oil and Gas Information" and elsewhere in this Annual Information Form, unless otherwise indicated, the following definitions and other notes are applicable.

1. ***"Gross"*** means:

(a) in relation to the Corporation's and SLP's interest in production and reserves, its "gross revenues", which are the Corporation's and SLP's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation and SLP;

(b) in relation to wells, the total number of wells in which the Corporation and SLP has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation and SLP has an interest.

2. ***"Net"*** means:

(a) in relation to the Corporation's and SLP's interest in production and reserves, its "net reserves", which are the Corporation's and SLP's interest (operating and non-operating) share after deduction of royalty obligations, plus the Corporation's and SLP's royalty interest in production of reserves;

(b) in relation to wells, the number of wells obtained by aggregating the Corporation's and SLP's working interest in each of its gross wells; and

(c) in relation to the Corporation's and SLP's interest in a property, the total area in which the Corporation and SLP has an interest multiplied by the working interest owned by the Corporation and SLP.

3. *Definitions used for reserve categories are as follows:*

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions, which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Development and Production Status

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

- At least a 50 percent probability that the quantities recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

4. *Forecast prices and costs*

Future prices and costs that are:

(a) Generally acceptable as being a reasonable outlook of the future; and

(b) If and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation and SLP is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

5. *Constant prices and costs*

Prices and costs used in an estimate that are:

(a) the Corporation's and SLP's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) If, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation and SLP is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation's and SLP's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

6. ARTC is included in the cumulative cash flow amounts, ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Fund qualifies for the maximum ARTC.

7. *Future income tax expense*

Future income tax expenses are estimated:

(a) Making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes;

(b) Without deducting estimated future costs that are not deductible in computing taxable income;

(c) Taking into account estimated tax credits and allowances; and

(d) Applying to the future pre-tax net cash flows relating to the Corporation's and SLP's oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.

Under its existing trust structure, the Corporation, SLP and the Fund do not pay income tax because the tax liability is transferred to individual Unitholders of the Fund.

8. **"Development well"** means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic location horizon known to be productive.

9. **"Development costs"** means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) Gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines to the extent necessary in developing the reserves;

(b) Drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) Acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) Provide improved recovery systems.

10. **"Exploration well"** means a well that is not a development well, a service well or a stratigraphic test well.

11. **"Exploration costs"** means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

    (a) Costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

    (b) Costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

    (c) Dry hole contributions and bottom hole contributions;

    (d) Costs of drilling and equipping exploratory wells; and

    (e) Costs of drilling exploratory type stratigraphic test wells.

12. **"Service well"** means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

13. Numbers may not add due to rounding.

14. The estimates of future net revenue presented do not represent fair market value.

15. Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

16. Estimated future abandonment and reclamation costs related to a property have been taken into account by Paddock and Sproule in determining reserves that should be attributable to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.

17. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

18. The extended character of all factual data supplied to Paddock and Sproule were accepted by them as represented. No field inspection was conducted.

DISTRIBUTABLE CASH

Unitholders of record on each Distribution Record Date are entitled to receive cash distributions of the Distributable Cash. The Corporation will calculate the Distributable Cash that will be paid by the Trustee to the Unitholders on each Cash Distribution Date. The accompanying table summarizes cash distributions from the Fund since January of 2002. Commencing February of 2003, the Fund began paying cash distributions monthly.

Record Date	Payment Date	Distribution per Trust Unit
March 31, 2002	April 15, 2002	$0.500
June 30, 2002	July 15, 2002	$0.540
September 30, 2002	October 15, 2002	$0.520
December 31, 2002	January 15, 2003	$0.600
February 28, 2003	March 15, 2003	$0.220
March 31, 2003	April 15, 2003	$0.280
April 30, 2003	May 15, 2003	$0.280
May 31, 2003	June 15, 2003	$0.230
June 30, 2003	July 15, 2003	$0.230
July 31, 2003	August 15, 2003	$0.230
August 31, 2003	September 15, 2003	$0.230
September 31, 2003	October 15, 2003	$0.230
October 31, 2003	November 15, 2003	$0.230
November 30, 2003	December 15, 2003	$0.230
December 31, 2003	January 15, 2004	$0.230
January 31, 2004	February 15, 2004	$0.230
February 29, 2004	March 15, 2004	$0.230
March 31, 2004	April 15, 2004	$0.230
April 30, 2004	May 15, 2004	$0.230
May 31, 2004	June 15, 2004	$0.230
June 30, 2004	July 15, 2004	$0.230
July 31, 2004	August 15, 2004	$0.230
August 31, 2004	September 15, 2004	$0.230
September 30, 2004	October 15, 2004	$0.230
October 31, 2004	November 15, 2004	$0.230
November 30, 2004	December 15, 2004	$0.230
December 31, 2004	January 15, 2005	$0.230
January 31, 2005	February 15, 2005	$0.230
February 28, 2005	March 15, 2005	$0.230

The total distributions per Trust Unit paid in 2004 were $2.76.

MARKET FOR SECURITIES

The outstanding Trust Units of the Fund are listed and posted for trading on the TSX under the symbol SHN.UN.

The following table sets out the price range for, and trading volume of, the Trust Units as reported by the TSX on a monthly basis for the most recently completed financial year:

	Low	High	Volume
January 2004	$17.43	$18.85	2,647,392
February 2004	$16.51	$18.34	3,111,490
March 2004	$17.00	$17.85	4,875,808
April 2004	$17.44	$19.19	4,133,039
May 2004	$18.12	$19.28	3,120,029
June 2004	$18.45	$19.74	3,498,967
July 2004	$18.86	$19.97	2,650,153
August 2004	$18.83	$20.25	2,498,498
September 2004	$19.15	$22.48	4,750,479
October 2004	$21.21	$23.98	5,760,841
November 2004	$20.01	$22.59	4,028,471
December 2004	$20.27	$22.25	2,925,339

PRIOR SALES

During the most recently completed financial year, a total of 580,000 options to purchase Trust Units were granted to directors, officers and employees of the Corporation, at the following grant prices:

Number Granted	**Grant Price**
465,000	$18.64 per Trust Unit
15,000	$17.33 per Trust Unit
15,000	$17.81 per Trust Unit
55,000	$19.40 per Trust Unit
15,000	$19.86 per Trust Unit
15,000	$21.19 per Trust Unit

DIRECTORS AND OFFICERS

The Board of directors of the Corporation is currently set at five members, all of whom are elected in accordance with a vote of Unitholders taken at the annual meeting of Unitholders of the Fund. The Fund does not have any directors or officers.

The following are the names, municipalities of residence and principal occupations of the directors and officers of the Corporation.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation
Arne R. Nielsen(1)(2)(3) Alberta, Canada	Chairman	Chairman of the Corporation
David M. Fitzpatrick Alberta, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation
Warren D. Steckley(1)(2)(3) Alberta, Canada	Director	President and Chief Operating Officer, Barnwell of Canada, Limited, a private oil and gas company
Edward W. Best (1)(2)(3) Alberta, Canada	Director	Corporate director
D. Grant Gunderson(1)(2)(3) Alberta, Canada	Director	Consultant
Gregory D. Moore Alberta, Canada	Vice President, Operations	Vice President, Operations of the Corporation
Terry P. Prokopy Alberta, Canada	Vice President, Land	Vice President, Land of the Corporation
Bruce K. Gibson Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of the Corporation
Richard W. Clark Alberta, Canada	Corporate Secretary	Partner with Gowling Lafleur Henderson LLP, lawyer

Notes:

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Environmental, Reserve Review and Corporate Governance Committee

Each of the Directors has been a director since the inception of the Fund in July, 1996. Directors are elected at each annual general meeting of Unitholders to hold office until the next such meeting. The next annual general meeting of Unitholders will be held on May 10, 2005. Including the Exchangeable Shares held beneficially by Mr. Nielsen and Mr. Fitzpatrick, as a group, the Directors and Executive Officers of the Corporation

beneficially own, directly or indirectly, or exercise control over, 836,434 Trust Units or 2% of issued and outstanding Trust Units See "General Development of the Business of the Fund – Management Internalization Transactions".

Arne R. Nielsen

Mr. Nielsen was President of Mobil Oil Canada Ltd. ("Mobil") from 1967 through 1977 and thereafter through 1982 was President and Chief Executive Officer of Canadian Superior Oil Ltd. also serving as Chairman from 1982 through 1986. Pursuant to the acquisition of Canadian Superior Oil Ltd. by Mobil, Mr. Nielsen served as Chairman and CEO of Mobil from 1986 through 1989. Since that time, Mr. Nielsen has served as Chairman and Chief Executive Officer of Bowtex Energy (Canada) Corporation and thereafter through May of 1994 in executive positions with Poco Petroleums Ltd. Since May of 1994, Mr. Nielsen has consulted to various western Canadian and international oil companies. In April of 1995, Mr. Nielsen was appointed Chairman and a director of Serenpet Inc., a position he held until July 31, 1996 when he resigned upon closing of the Fund's initial public offering. On July 31, 2003, Mr. Nielsen retired as the Executive Chairman of the Corporation. He remains the non-executive Chairman of the Corporation. Mr. Nielsen currently is also a director of the following companies: VAALCO Energy Inc., Grand River Resources Ltd. and Softrock Petroleums Ltd. Mr. Nielsen graduated from the University of Alberta in 1949 with an Honors Bachelor of Science Degree in Geology and, subsequently, a Master's Degree in Geology in 1950. In 2000 he received an Honorary Doctorate of Science Degree from the University of Alberta. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, the American Association of Petroleum Geologists and the American Institute of Professional Geologists. In 1998, Mr. Nielsen was inducted into the Canadian Petroleum Hall of Fame.

David M. Fitzpatrick

Mr. Fitzpatrick was employed in various senior management positions at Serenpet Inc. including Chief Operating Officer and, most recently, Senior Vice-President, Corporate Development and Gas Marketing from 1990 until July 31, 1996 when he resigned upon closing of the Fund's initial public offering. Prior to joining Serenpet Inc., Mr. Fitzpatrick held engineering and supervisory positions with Canadian Hunter Exploration Ltd. and Amoco Canada Petroleum Co. Ltd. Mr. Fitzpatrick graduated from Queen's University in 1981 with a degree in Geological Engineering and received an Executive Management Program certificate from Queen's University in 1994. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta and the Society of Petroleum Engineers.

Warren D. Steckley

Mr. Steckley is currently President and Chief Operating Officer of Barnwell of Canada, Limited, an oil and gas company and a wholly-owned subsidiary of Barnwell Industries Inc., a public company which trades on the American Stock Exchange. From 1994 to 1998, he was an independent consultant providing a range of technical and financial services to emerging oil and gas companies. Prior to 1994, Mr. Steckley was employed at PowerWest Financial Ltd. (now ARC Financial Corporation) as a Senior Investment Analyst and then as a Vice-President. He is also a director of several public and private junior oil and gas companies.

Edward W. Best

Mr. Best was President of the Oil and Gas Division and a director of BP Canada Inc. from 1980 to 1985 when he retired after being employed with BP Canada Inc. and related companies in various management and professional functions for 30 years. From 1985 to 1995 he was a partner of Foster Research, a management and economic consulting firm. He has consulted internationally and domestically for a number of companies, governments and associations, primarily in the petroleum industry. Mr. Best has been a director for a variety of Canadian companies such as NOVA Corporation, Polysar Energy and Chemical Corporation, Canterra Energy Ltd., ProGas Ltd. and CanWest Gas Supply Inc. He is also a director of a number of junior oil and gas companies and was a member of the Alberta Environmental Appeal Board.

D. Grant Gunderson

Mr. Gunderson was Vice-President, Economics and Planning of Canadian Superior Oil Ltd. from 1981 through January 1986 when that company was acquired by Mobil Oil Canada. From 1986 through 1987, Mr. Gunderson was Manager of Mobil Canada's heavy oil division. From 1988 until July 1990, Mr. Gunderson worked in Mobil Oil's head offices in New York and Fairfax, Virginia, in a planning capacity. Returning to Canada in July 1990, Mr. Gunderson served as Vice President, Business Development of Bowtex Energy (Canada) Corporation until 1992, and as President and Director of that company until July 1, 1983 when Bowtex was merged with Luscar Oil and Gas Ltd. Mr. Gunderson joined Sayer Securities Limited in February 1994, as an associate, and continued in that position until his retirement on June 30, 2003. While at Superior and Mobil, Mr. Gunderson developed long range financial planning models to use as valuation tools and for strategic planning purposes. During his tenure with Bowtex and Sayer, Mr. Gunderson directed corporate and asset evaluation activities, developed budgets (and a system for monitoring the same) and business plans and participated in financial reorganizations. Over the course of his career, along with the extensive experience he obtained in corporate valuations, Mr. Gunderson had the opportunity to work closely with the controllers and other financial officers in the preparation of financial information and disclosure, in addition to his regular review of reserves data and financial statement information for purposes of preparing corporate valuation reports.

Gregory D. Moore

Prior to joining the Corporation on July 1, 1996, Mr. Moore held various engineering and senior management positions with a number of oil and gas exploration and production companies in western Canada and Australia with emphasis on field operations, drilling and completions, production engineering, property acquisitions and dispositions and reservoir exploitation. Most recently, Mr. Moore was Vice President, Production and Operations with Omega Hydrocarbons Ltd. Prior to this, he held positions of increasing responsibility with Suncor Inc., Delhi Petroleum Pty. Ltd. in Australia, Husky Oil Operations Ltd. and Amoco Canada Petroleum Co. Ltd. Mr. Moore graduated from Nova Scotia Technical College in 1970 with a degree in Chemical Engineering and received a Western Executive Program Certificate in 1989 from the University of Western Ontario. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Society of Petroleum Engineers and the Canadian Institute of Mining, Metallurgy and Petroleum.

Terry P. Prokopy

Mr. Prokopy has over 29 years of land experience with both major and junior oil and gas companies. Mr. Prokopy was appointed Vice President, Land of the Corporation in July 2001. Prior to joining the Corporation in December 2000, Mr. Prokopy consulted to Cabre Exploration from 1999. From 1996 through 1999, Mr. Prokopy was Vice President, Land for Gardiner Exploration Limited. He was Vice President, Land for Gardiner Oil and Gas Ltd. (formerly Asamera Inc.) from 1988 through 1996 and he served as Land Manager for Asamera Inc. from 1986 through 1988. Prior to this, he held various senior positions with Unicorp Resources, Shelter Hydrocarbons Ltd., Francana Oil & Gas Ltd., Provident Resources Ltd., Amoco Canada Petroleum Company Ltd. and Red River Oils. Mr. Prokopy has a Bachelor of Arts Degree in Economics from the University of Calgary and is a member of the Canadian Association of Professional Landmen.

Bruce K. Gibson

Bruce K. Gibson was appointed Vice President, Finance and Chief Financial Officer of the Corporation on September 16, 1997. From January, 1996 to September, 1997, Mr. Gibson was Vice-President, Finance of Magrath Energy Corporation. From September, 1987 to July, 1995, Mr. Gibson was Vice President, Finance of Northridge Exploration Ltd. Mr. Gibson obtained a Bachelor of Commerce Degree from the University of Calgary in 1978. He is a member of the Canadian and Alberta Institutes of Chartered Accountants and a member of the Canadian Petroleum Tax Society.

Richard W. Clark

Mr. Clark is a partner at the Calgary office of the national law firm of Gowling Lafleur Henderson LLP, and practices primarily in the areas of securities and corporate finance law. He received a Bachelor of Laws degree from the University of Calgary in 1990, a Bachelor of Arts degree from the University of Calgary in 1987 and

was admitted to the Law Society of Alberta in 1990. He is the Corporate Secretary of the Corporation, a position he has held since the inception of the Fund in July 1996. Mr. Clark is the Secretary of Rise Healthware Inc., a company listed on the TSX. Mr. Clark is a director of Platform Resources Inc., and is the CEO and a director of Strike Petroleum Ltd. both of which are listed on the TSX. In addition, Mr. Clark is also a director or officer of a number of private companies.

AUDIT COMMITTEE

The purpose of the Corporation's audit committee is to provide assistance to the Board of directors of the Corporation in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Corporation and its subsidiaries. It is the objective of the audit committee to maintain a free and open means of communication among the Board of directors of the Corporation, the independent auditors and the financial and senior management of the Corporation.

The full text of the audit committee's terms of reference is included as Schedule A to this Annual Information Form.

Composition of the Audit Committee

The audit committee is comprised of Arne R. Nielsen, Warren D. Steckley, Edward W. Best and D. Grant Gunderson. Mr. Gunderson is the chairman of the audit committee. Each of the members is financially literate under Section 1.5 of MI 52-110 and independent under Section 1.4 of MI 52-110.

Relevant Education and Experience

See the descriptions for each of Messrs. Nielsen, Steckley, Best and Gunderson under "Directors and Officers".

Pre-Approval Policies and Procedures

The audit committee pre-approves engagements for non-audit services provided by the external auditors or their affiliates, together with estimated fees and potential issues of independence.

Audit Fees

The aggregate fees billed by the Corporation's external auditor for audit services in the fiscal year ended December 31, 2004 were $315,940 ($260,400 – 2003).

Tax Fees

The aggregate fees billed by the Corporation's external auditor for professional services including tax compliance, tax advice and tax planning in the fiscal year ended December 31, 2004 were $111,043 ($27,118 – 2003).

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the knowledge of management of the Corporation, no director or executive officer of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a) is, as at the date hereof, or within the 10 years before the date hereof has been, a director or officer of any issuer, that while that person was acting in that capacity:

    (i) was the subject of a cease trade or similar order, or an order that denied the relevant issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the relevant issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

To the knowledge of management of the Corporation, no director or executive officer of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to:

(a) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with the Canadian securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Some of the directors of the Corporation are also directors of other oil and natural gas companies, which may from time to time be in competition with the Corporation and the Fund for property acquisitions, or other limited resources. Where required by law, appropriate disclosure of such conflicts will be made by the applicable directors. In particular, the Corporation follows the provisions of the *Business Corporations Act* (Alberta). These provisions state that in the event that a director has an interest in a contract or proposed contract or agreement, such director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise permitted by the *Business Corporations Act* (Alberta).

INFORMATION CONCERNING THE OIL AND NATURAL GAS INDUSTRY

Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. It is not expected that any of such controls or regulations would affect the operations of the Fund, the Corporation or SLP in a manner materially different than they would affect other companies of similar size in the oil and natural gas industry. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of the refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration requires an

exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts in excess of two years must continue to meet certain criteria prescribed by the NEB and the government of Canada. As is the case with oil, natural gas exports for a term of less than two years must be made pursuant to an NEB order, or, in the case of exports for a longer duration, pursuant to an NEB license and Governor in Council approval. The price received by the Corporation or SLP depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms.

The governments of Alberta and British Columbia also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada - U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade and then only if the export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, the provinces of Alberta, Saskatchewan and British Columbia have legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on the prescribed reference prices, well productivity, geographical location, field discovery date, the method of recovery and the type or quality of the petroleum product produced.

From time to time the provincial governments of Canada have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced production projects.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by the Corporation to governments. These incentives increase the net income of the Corporation.

There are no assurances that the government's programs or other incentives currently in place will remain so. The termination of any of the current incentives may have a significant effect upon

the Fund and the amount of Distributable Cash available to Unitholders. Alberta Royalty Tax Credit may be claimed in respect of eligible properties only by the Corporation or the Fund and not by holders of Trust Units. The Fund is currently eligible to claim the full amount of the Alberta Royalty Tax Credit.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations and can affect the location and operation of wells and other facilities and the extent to which exploration and development is permitted. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines or clean-up orders.

The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature, as a result of the increasingly stringent laws relating to the protection of the environment. The Corporation's internal procedures are designed to ensure that the environmental aspects of new developments are taken into account prior to proceeding. The Corporation believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

RISK FACTORS

The Trust Units do not represent a traditional investment in the oil and natural gas industry. Prospective purchasers of the Trust Units should carefully consider the information set forth below and the other information set forth herein before deciding to invest in the Trust Units.

Development of Additional Reserves

The Fund's future success and its Distributable Cash are dependent upon the Corporation's and SLP's ability to develop or acquire additional oil and natural gas reserves that are economically recoverable at attractive acquisition prices. Except to the extent that the Corporation and SLP conduct successful development activities or acquires properties containing proved reserves, or both, the proved reserves and production of the Corporation and SLP will generally decline as reserves are produced. If prevailing oil and natural gas prices were to increase significantly, the Corporation's and SLP's costs to add reserves could be expected to increase. The drilling of oil and natural gas wells involves a high degree of risk, especially the risk of a dry hole or of a well that is not sufficiently productive to provide an economic return on the capital expended to drill the well.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Corporation's and SLP's ability to make the necessary capital investments to maintain or expand their oil and natural gas reserves will be impaired. To the extent that the Corporation and SLP is required to use Net Production Revenue to finance capital expenditures or property acquisitions, the level of Distributable Cash will be reduced.

There is strong competition relating to all aspects of the oil and gas industry. The Corporation and SLP will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Corporation and SLP.

There can be no assurance that the Corporation and SLP will be successful in developing additional reserves or acquiring reserves on terms that meet the Fund's investment criteria.

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focussing exploitation efforts in areas in which the Corporation has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three dimensional seismography, reservoir simulation studies and horizontal drilling may, where appropriate, be used by the Corporation to improve its ability to find, develop and produce oil and natural gas.

Oil and Natural Gas Prices - Marketability of Production

The Fund's revenues are dependent upon prevailing prices for oil and natural gas. Oil and natural gas prices can be extremely volatile and are affected by the actions of foreign governments, international cartels and the Canadian federal and provincial governments. In addition, the marketability of the production underlying the Royalties depends upon the availability and capacity of gathering systems and pipelines, the effect of federal and provincial regulation on such production, supply and demand conditions for oil and gas and general economic conditions. All of these factors are beyond the control of the Corporation and the Fund.

The Fund operates in a competitive environment, wherein the commodity price is and could be affected by a number of factors beyond the control of the Fund. The Corporation's and SLP's results of operations and financial position, and therefore the amounts paid to the Fund pursuant to the Royalties, the Raider Acquisition Notes, Ionic Acquisition Notes and Birchill Acquisition Note, are dependent on the prices received for their oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Corporation and the Fund. Any decline in oil or natural gas prices could have a material adverse effect on the Corporation's and SLP's operations, financial condition, proved reserves and the level of expenditures for the development of their oil and natural gas reserves. Distributable Cash will therefore be sensitive to prevailing oil and natural gas prices.

The Corporation may manage the risk associated with changes in commodity prices and foreign exchange rates by causing the Corporation and SLP, from time to time, to enter into crude oil or natural gas price hedges and forward foreign exchange contracts. To the extent that the Corporation engages in risk management activities related to commodity prices and foreign exchange rates, it and SLP will be subject to credit risks associated with counter parties with which they contract.

Title

Although satisfactory title reviews of the Properties are conducted in accordance with industry standards, those title reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Corporation or SLP to a Property. A reduction of Royalty Income could result in those circumstances.

Environmental Concerns

The operation of oil and natural gas wells involves a number of natural hazards which may result in blowouts, environmental damage or other unexpected or dangerous conditions resulting in liability to the Corporation and SLP and possibly liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean-up orders. The Corporation and SLP will make reasonable provision for well abandonment where appropriate, however there can be no assurance that such provision will be sufficient to satisfy all such obligations. No sinking fund or reserve will be established for the purpose of site reclamation or abandonment costs. Actual abandonment costs incurred in a specific period are deducted for purposes of the Royalty Income and will reduce the amount of Distributable Cash available for distribution to Unitholders.

Reserves

Although Paddock, Sproule and the Fund have carefully prepared the reserve estimates included herein and believe that the methods of estimating reserves have been verified by judgment and operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of the Corporation and SLP that are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Unitholders. Trust Units will have little or no value once all of the oil and natural gas reserves of the Corporation and SLP have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Purchase of Reserves

Acquisitions of resource companies and resource assets by the Corporation and SLP will be based on engineering and economic assessments made by management and reviewed by independent engineers. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas and operating costs, future capital expenditures and royalties and other governmental levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the Corporation or the Fund. In particular, changes in the prices of and markets for oil and natural gas from those anticipated at the time of making such assessments will affect the return on and value of the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than anticipated.

Depletion of Reserves

The Fund has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of the Corporation's and SLP's oil and gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Corporation and SLP will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, the Corporation's and SLP's initial production levels and reserves will decline.

The Corporation's and SLP's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Corporation's and SLP's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Corporation's and SLP's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Corporation's and SLP's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that the Corporation and SLP are required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash will be reduced.

There can be no assurance that the Corporation or SLP will be successful in developing or acquiring additional reserves on terms that meet the Fund's investment objectives.

Reliance on Key Personnel

Unitholders are entirely dependent on the Corporation in respect of administration of all matters relating to the Properties and the Trust Units. Investors who are not willing to rely on the Corporation should not invest in the Trust Units.

The Fund is highly dependent upon the executive officers and key employees of the Corporation. The unexpected loss of the services of any of these individuals could have a detrimental effect on the Fund. In particular, termination of the Administrative Services Agreement between the Corporation and the Trustee, could

result in a significant loss to the Fund. See "Directors and Officers". The directors and officers of the Corporation have extensive experience in oil and natural gas production activities.

Credit Facility

The Corporation has credit facilities in the amount of $225 million. Variations in interest rates could result in significant changes in the amount required to be applied to debt service before payment of the Royalties and principal and interest on the Raider Acquisition Notes, Ionic Acquisition Notes and Birchill Acquisition Note. Certain covenants of the agreements of the Corporation with the bank could limit distributions to the Fund. Although the Corporation believes that the bank lines of credit are sufficient, there can be no assurance that the amount will be adequate for the financial obligations of the Corporation or SLP or that additional funds can be obtained. If the Corporation and SLP do not earn sufficient income from the Properties to meet the debt service obligations under the credit facilities, the bank could foreclose on the Properties and, if the Properties are sold, also cause the Royalties, the Raider Acquisition Notes, Birchill Acquisition Note and/or Ionic Acquisition Notes to be sold. Upon annual review of the underlying assets pledged as security for the credit facilities, the bank may adjust the size of the credit facilities. Principal repayments as required by the bank or as determined by the Corporation will reduce Distributable Cash. The credit facilities contain provisions which may restrict the ability of the Corporation and SLP to pay the Royalties, principal or interest on the Raider Acquisition Notes, Ionic Acquisition Notes and Birchill Acquisition Note and which may compel a sale of the working interests underlying the Royalties and those notes in certain circumstances, with all proceeds from such sale going to the bank and not to the Fund.

Foreign Exchange

Operating costs incurred by the Corporation and SLP are generally paid in Canadian dollars. World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact the Corporation's and SLP's net production revenue. To the extent that the Corporation has engaged or will in the future engage in risk management activities related to commodity prices and foreign exchange rates, through entry into oil and natural gas price hedges and forward foreign exchange contracts or otherwise, the Corporation and SLP will be subject to unfavourable price changes and credit risks associated with the counterparties with which it contracts.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of Distributable Cash for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Potential Conflicts of Interest

Some of the directors of the Corporation are also directors of other oil and natural gas companies, which may from time to time be in competition with the Corporation and the Fund for property acquisitions, or other limited resources. Where required by law, appropriate disclosure of such conflicts will be made by the applicable directors. In particular, the Corporation follows the provisions of the *Business Corporations Act* (Alberta). These provisions state that in the event that a director has an interest in a contract or proposed contract or agreement, such director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise permitted by the *Business Corporations Act* (Alberta).

Competition

The oil and natural gas industry is intensely competitive and the Corporation and SLP will compete for joint venture partners and capital with a substantial number of other companies which have greater resources. Many such companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a worldwide basis and as such have greater and more diverse resources upon which to draw. There is also competition between the oil industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers. Oil and natural gas operations

involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

Operating Risks

The oil and natural gas business involves a variety of operating risks, including the risk of fire, explosions, blowouts and encountering formations with abnormal pressure and oil spills, the occurrence of any of which could result in substantial losses to the Fund. The Corporation and SLP maintain insurance against some, but not all, of these risks, in amounts which meet or exceed standard industry practice. There can be no assurance that any insurance will continue to be available at premium levels that justify its purchase or whether insurance will be available at all.

Continuing production from the Properties, and to some extent the marketing of production therefrom, are dependent upon the ability of the operator of such Properties. To the extent that the operator of a Property fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent or experiences cash flow problems.

Changes in Legislation

There can be no assurance that income tax laws, other laws or government incentive programs relating to the oil and gas industry, such as the status of investment trusts and resource allowance, will not be changed in a manner which will adversely affect the Fund and Unitholders. There can be no assurance that tax authorities having jurisdiction will agree with how the Fund calculates its income for tax purposes or that such tax authorities will not change their administrative practices to the detriment of the Fund or the Unitholders.

Investment Eligibility

The Corporation will seek to ensure that the Trust Units are qualified investments for Exempt Plans under the Tax Act. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time. If the Fund ceases to qualify at any relevant time as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for Exempt Plans.

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in the Fund. The Trust Units represent an equal undivided beneficial interest in the Fund. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The market price per Trust Unit is a function of anticipated Distributable Cash, the market's perception of the value of Properties and the Corporation's ability to effect long-term growth in the value of the Fund.

Unitholder Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Fund or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be, with certain exceptions, enforceable only against, and will be satisfied only out of the Fund's assets.

The Trust Indenture provides that all contracts signed by or on behalf of the Fund must (except as the Trustee or the *Corporation* may otherwise, in any respect, determine) contain a provision to the effect that the obligations in such agreement will not be binding upon Unitholders personally. Personal liability may also arise in

respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that a beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the Fund's, the Corporation's and SLP's ability to make the necessary capital investments to maintain or expand their oil and gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that the Corporation and SLP are required to use distributable cash flow to finance capital expenditures, property acquisitions or asset acquisitions, as the case may be, the level of Distributable Cash will be reduced.

Return of Capital

Trust Units will have limited value when reserves from the Properties can no longer be economically produced. Distributions of Distributable Cash may not represent a "yield" in the traditional sense as they may represent either a return of capital, a return on investment or both.

Distribution of Cash

The amount of cash available for distribution to holders of Trust Units is subject to a number of factors, including prevailing prices for oil and natural gas, operating costs, capital costs, general and administrative costs, borrowing costs, the cost of capital, Crown and freehold royalty payments and other forms of taxation applied to the Corporation and SLP and their production, as well as the magnitude of other direct expenses of the Corporation and SLP. It is possible that no Distributable Cash will be available for distribution to holders of Trust Units due to these or other factors.

Enforcement of Operating Agreements

Operations of the wells located on properties not operated by the Corporation or SLP are generally governed by operating agreements that typically require the operator to conduct operations in a good and workmanlike manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or wilful misconduct. In addition, third-party operators are generally not fiduciaries with respect to the Corporation, SLP, the Fund or the Unitholders. The Corporation and SLP, as owners of working interests in properties not operated by them, will generally have a cause of action for damages arising from a breach of such duty. Although not established by definitive legal precedent, it is unlikely that the Fund or Unitholders would be entitled to bring suit against third-party operators to enforce the terms of the operating agreements; thus, Unitholders will be dependent on the Corporation and SLP, as owner of the working interest, to enforce such rights.

Delays in Cash Distribution

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of oil and gas properties, and by the operator to the Corporation and SLP, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of oil and gas properties or the establishment by the operator of reserves for such expenses. Any of these delays could adversely affect distributions made by the Fund.

Potential For Write-Downs

Under Canadian accounting rules, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation and SLP must charge the amount of the excess against earnings. As oil and gas prices decline, the Corporation's and SLP's net capitalized cost may approach and, in certain circumstances, may exceed this cost ceiling resulting in a charge against earnings. While these write-downs would not affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's and SLP's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

LEGAL PROCEEDINGS

To the knowledge of management of the Corporation, there are no legal proceedings to which the Corporation or the Fund or which any of their property is the subject, nor are any such proceedings that are contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere herein, no director or officer or principal shareholder, or any associate or affiliate of the foregoing, has or has had, any material interest, direct or indirect, in any transaction within the three most recently completed financial years or in the current financial year that has materially affected or will materially affect the Corporation or the Fund.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar of the Trust Units of the Fund is Computershare Trust Company of Canada, at its offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that were entered into within the most recently completed financial year, or before the most recently completed financial year and still in effect:

1. The Trust Indenture;
2. the Royalty Agreements;
3. the Corporation USA;
4. the SHC USA;
5. the Administration Services Agreement;
6. the Rights Plan; and
7. the Raider Acquisition Notes, the Ionic Acquisition Notes and the Birchill Acquisition Note.

INTERESTS OF EXPERTS

Paddock prepared the Paddock Report relating to certain reserves of the Corporation and Sproule prepared the Sproule Report relating to certain reserves of the Corporation. As of the date hereof, the directors, officers and associates of Paddock Lindstrom & Associates Ltd., as a group, and of Sproule Associates Limited, as a group, own beneficially, directly or indirectly, no outstanding Trust Units.

ADDITIONAL INFORMATION

Additional information, including remuneration and indebtedness of directors and officers of the Corporation, the principal holders of Trust Units and the securities authorized for issuance under equity compensation plans, is contained in the Fund's information circular relating to the Annual and Special Meeting of Unitholders to be held on May 10, 2005, or any adjournment thereof. Additional financial information is provided in the annual audited financial statements of the Fund for the year ended December 31, 2004 and the Management's Discussion and Analysis pertaining thereto.

The above documents and other information may be found on SEDAR at www.SEDAR.com.

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR AND AUDITOR FORM 51-101F2

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

To the Board of Directors of Shiningbank Energy Ltd. (the "Company"):

1. We have evaluated and audited the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation and audit.

   We carried out our evaluation and audit in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation and audit to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation and audit also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated and audited by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated and audited and reported on to the Company's board of directors:

			Net Present Value of Future Net Revenue ($millions - before income taxes, 10% discount rate)			
Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation/Audiit Report	Location of Reserves (Country or Foreign Geographic Area)	Audited	Evaluated	Reviewed	Total
Paddock Lindstrom & Associates Ltd.	February 14, 2005	Canada	48.5	440.7	nil	489.2

5. In our opinion, the reserves data respectively evaluated and audited by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta, Canada

Execution Date: February 14, 2005

(signed) "L.K. Lindstrom"
L.K. Lindstrom, P.Eng.
President

FORM 51-101F2

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR AND AUDITOR

Report on Reserves Data

To the Board of Directors of Shiningbank Energy Ltd. (the "Company"):

1. We have evaluated the Company's Reserves Data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of December 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

			Net Present Value of Future Net Revenue (10% Discount Rate)			
Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Audited (M$)	Evaluated (M$)	Reviewed (M$)	Total ($M)
Sproule	Evaluation of Certain P&NG Reserves of Shiningbank Energy Ltd., as of December 31, 2004 prepared October 2004 through January 2005	Canada	Nil	372,164	Nil	372,164

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule Associates Limited
Calgary, Alberta

February 8, 2005

(signed) "Greg D. Robinson"
Greg D. Robinson, P.Eng.
Manager, Engineering, and Associate
Project Leader

(signed) "Floyd P. Williams"
Floyd P. Williams, P.Eng.
Intermediate Engineer, and Associate

(signed) "Michael W. Maughan"
Michael W. Maughan, C.P.G., P.Geol.
Manager, Geoscience, and Associate

(signed) "Robert N. Johnson"
Robert N. Johnson, P.Eng.
Manager, Engineering, and Director

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION
FORM 51-101F3

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Shiningbank Energy Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators and auditors have evaluated and audited the Company's reserves data. The reports of the independent qualified reserves evaluators and auditors are presented in the Annual Information Form of Shiningbank Energy Income Fund effective as of December 31, 2004.

The Environmental, Corporate Governance and Reserve Review Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator and auditor;

(b) met with the independent qualified reserves evaluators and auditors to determine whether any restrictions affected the ability of the independent qualified reserves evaluators and auditors to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators and auditors.

The Environmental, Corporate Governance and Reserve Review Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Environmental, Corporate Governance and Reserve Review Committee, approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator and auditor on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer

(signed) "Gregory D. Moore"
Gregory D. Moore
Vice President, Operations

(signed) "Edward W. Best"
Edward W. Best
Director

(signed) "Warren D. Steckley"
Warren D. Steckley
Director

Dated: March 21, 2005

SCHEDULE "A"

SHININGBANK ENERGY LTD.

AUDIT COMMITTEE - TERMS OF REFERENCE

(Adopted by the Board of Directors of Shiningbank Energy Ltd. effective March 2, 2005)

PURPOSE

The overall purpose of the Audit Committee (the "**Committee**") of the Board of Directors of Shiningbank Energy Ltd. (the "**Corporation**") is to carry out the functions associated with an audit committee of an issuer of the size and nature of the Corporation and the Fund (as defined below). The purpose of the Committee is to ensure that the Corporation's management has designed and implemented an effective system to review and report on the integrity of the consolidated financial statements of Shiningbank Energy Income Fund ("**SEIF**") and its consolidated subsidiaries (collectively referred to as the "**Fund**"). As part of this mandate, the Committee shall take all necessary steps so as to ensure compliance by the Fund with all laws and regulatory policies, rules, regulations and instruments pertaining to audit and financial reporting that are applicable to the Fund from time to time (the "**Applicable Laws**").

COMPOSITION, PROCEDURES AND ORGANIZATION

1. The Committee shall consist of not less than three members of the Board of Directors of the Corporation (the "**Board**"), each of whom:

   (a) must meet any independence tests; and

   (b) must satisfy any financial literacy or other competency standards;

as set out under Applicable Laws, except as may be allowed under any applicable exemptions provided for under Applicable Laws or any exemption orders obtained from applicable regulatory authorities.

2. The Board, at its organizational meeting held in conjunction with each annual general meeting of the holders of trust units of SEIF, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair (the "**Chairman**") from amongst their number.

4. The Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

5. The quorum for meetings shall be a majority of the members (the "**Members**") of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

6. The Committee shall have access to such officers and employees of the Corporation and of the other consolidated subsidiaries of the Fund, and to the Fund's external auditors and to such information respecting the Fund, as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities.

7. Meetings of the Committee shall be conducted as follows:

(a) the Committee shall meet at least four times annually at such times and at such locations as may be requested by the Chairman. The Fund's external auditors or any member of the Committee may request a meeting of the Committee;

(b) the Fund's external auditors shall receive notice of and have the right, and shall be encouraged, to attend all meetings of the Committee; and

(c) the Chief Executive Officer and the Chief Financial Officer of the Corporation shall be invited to attend all meetings of the Committee, except executive sessions and private sessions with the external auditors. Other management representatives of the Corporation shall be invited to attend as necessary.

8. The internal auditors of the Fund (if any) and the external auditors of the Fund shall have a direct line of communication to the Committee through the Chairman. The Fund shall require the external auditors of the Fund to report directly to the Committee.

DUTIES AND RESPONSIBILITIES

9. The overall duties and responsibilities of the Committee shall include:

(a) assisting the Board in the discharge of its responsibilities relating to the Fund's accounting principles, reporting practices and internal controls and approving the Fund's annual and quarterly consolidated financial statements;

(b) establishing and maintaining a direct line of communication with the Fund's internal (if any) and external auditors and assessing their performance;

(c) ensuring that the management of the Corporation has designed, implemented and is maintaining an effective system of internal controls for the Fund;

(d) reporting regularly to the Board on the fulfilment of the duties and responsibilities of the Committee;

(e) ensure adequate procedures are in place for the review of the Fund's public disclosure of financial information extracted or derived from the Fund's financial statements and periodically assess the adequacy of those procedures;

(f) review the appropriateness and effectiveness of the Fund's policies and business practices which impact on the financial integrity of the Fund, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(g) review compliance with any business conduct policy that the Fund may put in place and periodically review this policy and recommend to the Board changes which the Committee may deem appropriate; and

(h) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Fund.

10. The duties and responsibilities of the Committee as they relate to the external auditors shall include:

(a) recommending to the Board a firm of external auditors to be engaged by the Fund;

(b) reviewing and approving the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c) overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Fund, including the resolution of disagreements between management of the Corporation and the external auditor regarding financial reporting;

(d) reviewing the audit plan of the external auditors prior to the commencement of the audit;

(e) reviewing with the external auditors, upon completion of their audit:

(i) contents of their report;

(ii) scope and quality of the audit work performed;

(iii) adequacy of the Corporation's financial and auditing personnel;

(iv) co-operation received from the Corporation's personnel during the audit;

(v) internal resources used;

(vi) significant transactions outside of the normal business of the Fund; and

(vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;

(f) pre-approving all non-audit services to be provided to the Fund by the Fund's external auditor in accordance with Applicable Laws; and

(g) periodically review the Fund's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

11. The Committee shall hold *in camera* (i.e. without the presence of management of the Corporation) meetings with the external auditors at least once a year prior the approval of the audited annual financial statements of the Fund and at such other times as determined necessary or appropriate by the Committee.

12. The duties and responsibilities of the Committee as they relate to the Fund's internal auditors (if any) shall include:

(a) periodically reviewing the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b) reviewing and approving the internal audit plan; and

(c) reviewing significant internal audit findings and recommendations, and management's response thereto.

13. The Committee is also charged with the responsibility to:

(a) review and approve the Fund's financial statements (annual and interim) and MD&A (annual and interim) as well as the financial sections of prospectuses and other public reports requiring approval by the Board before such documents are publicly disclosed by the Fund;

(b) review regulatory filings and decisions as they relate to the Fund's consolidated financial statements;

(c) review the minutes of any audit committee meeting of associated companies, partnerships or trusts;

(d) review with management, the external auditors and if necessary with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material affect upon the financial position or operating results of the Fund and the manner in which such matters have been disclosed in the consolidated financial statements;

(e) establish procedures for the receipt, retention and treatment of complaints received by the Fund regarding accounting, internal accounting controls, or auditing matters;

(f) establish procedures for the confidential, anonymous submission by employees of the Corporation or any other consolidated subsidiary of the Fund of concerns regarding questionable accounting or auditing matters,

(g) review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Fund; and

(h) develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of unitholders.

14. The Committee has the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(b) to set and pay the compensation for any advisors employed by the Committee.

SCHEDULE "B"

INFORMATION CIRCULAR OF THE FUND

SHININGBANK ENERGY INCOME FUND

NOTICE OF THE SPECIAL AND ANNUAL GENERAL MEETING OF UNITHOLDERS

TAKE NOTICE that a special and annual general meeting (the "Fund Meeting") of the Unitholders of Shiningbank Energy Income Fund (the "Fund") will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Ave. S.W., Calgary, Alberta, at 3:00 p.m. (Calgary time) on Tuesday, May 10, 2005 for the following purposes:

1. to receive the consolidated financial statements of the Fund for the year ended December 31, 2004 and the auditors' report thereon;
2. to appoint auditors of the Fund;
3. to direct the appointment of auditors for Shiningbank Holdings Corporation, Shiningbank Energy Ltd. and 1130243 Alberta Inc.;
4. to elect nominees for directors of Shiningbank Holdings Corporation;
5. to elect nominees for directors of Shiningbank Energy Ltd.;
6. to elect nominees for directors of 1130243 Alberta Inc.;
7. to re-appoint Computershare Trust Company of Canada as trustee of the Fund (the "Trustee");
8. to consider a special resolution which, if passed, will amend the Royalty Agreement between the Trustee on behalf of the Fund and Shiningbank Energy Ltd.;
9. to consider a special resolution which, if passed, will amend the Trust Indenture between the Trustee on behalf of the Fund and Shiningbank Energy Ltd.; and
10. to transact any other business which may properly come before the Fund Meeting.

Calgary, Alberta
March 21, 2005

Shiningbank Energy Income Fund by its Administrator,
Shiningbank Energy Ltd.

(signed) "Richard W. Clark"
Richard W. Clark, Corporate Secretary

The specific details of the matters proposed to be put before the Fund Meeting and the text of the resolutions are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF THE FUND WHO ARE UNABLE TO ATTEND THE FUND MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO, OR DEPOSIT IT WITH, COMPUTERSHARE TRUST COMPANY OF CANADA ("COMPUTERSHARE"), STOCK AND BOND TRANSFER DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1. IN ORDER TO BE VALID AND ACTED UPON AT THE FUND MEETING, A FORM OF PROXY MUST BE RECEIVED BY COMPUTERSHARE AT LEAST 24 HOURS BEFORE THE TIME SET FOR THE FUND MEETING OR ANY ADJOURNMENT THEREOF (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS). PLEASE NOTE THAT NO PROXIES CAN BE ACCEPTED AFTER THIS TIME INCLUDING AT THE FUND MEETING. UNITHOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 21, 2005, WILL BE ENTITLED TO NOTICE OF, AND TO ATTEND AND VOTE AT, THE FUND MEETING.

SHININGBANK HOLDINGS CORPORATION

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting of the shareholders of Shiningbank Holdings Corporation ("SHC") will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Ave. S.W., Calgary, Alberta, at 4:00 p.m. (Calgary time) on Tuesday, May 10, 2005, at which Unitholders of Shiningbank Energy Income Fund are entitled to attend, for the following purposes:

1. to receive and consider the financial statements of SHC for the year ended December 31, 2004;

2. to appoint auditors of SHC;

3. to elect directors of SHC; and

4. to transact any other business which may properly come before the meeting.

Calgary, Alberta
March 21, 2005

By Order of the Board of Directors

(signed) "Richard W. Clark"
Richard W. Clark, Corporate Secretary

The specific details of the matters proposed to be put before the meeting of SHC are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND ARE ENTITLED TO ATTEND THIS MEETING BUT ARE NOT ENTITLED TO VOTE. AT THE MEETING OF SHC, COMPUTERSHARE TRUST COMPANY OF CANADA, ON BEHALF OF SHININGBANK ENERGY INCOME FUND, WILL VOTE ALL OF THE SHARES OF SHC ACCORDING TO THE DIRECTIONS GIVEN BY RESOLUTIONS TO BE PASSED AT THE MEETING OF UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND.

SHININGBANK ENERGY LTD.

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting of the shareholders of Shiningbank Energy Ltd. (the "Corporation") will be held at the Calgary Petroleum Club, McMurray Room, 319 - 5th Ave. S.W., Calgary, Alberta, at 4:15 p.m. (Calgary time) on Tuesday, May 10, 2005, at which Unitholders of Shiningbank Energy Income Fund are entitled to attend, for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended December 31, 2004;
2. to appoint auditors of the Corporation;
3. to elect directors of the Corporation; and
4. to transact any other business which may properly come before the meeting.

Calgary, Alberta
March 21, 2005

By Order of the Board of Directors

(signed) "Richard W. Clark"
Richard W. Clark, Corporate Secretary

The specific details of the matters proposed to be put before the meeting of the Corporation are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND ARE ENTITLED TO ATTEND THIS MEETING BUT ARE NOT ENTITLED TO VOTE. AT THE MEETING OF THE CORPORATION, SHININGBANK HOLDINGS CORPORATION WILL VOTE ALL OF THE SHARES OF THE CORPORATION ACCORDING TO THE DIRECTIONS GIVEN BY RESOLUTIONS TO BE PASSED AT THE MEETING OF UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND.

1130243 ALBERTA INC.

NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general meeting of the shareholders of 1130243 Alberta Inc. ("1130243") will be held at the Calgary Petroleum Club, McMurray Room, 319 - 5th Ave. S.W., Calgary, Alberta, at 4:30 p.m. (Calgary time) on Tuesday, May 10, 2005, at which Unitholders of Shiningbank Energy Income Fund are entitled to attend, for the following purposes:

1. to receive and consider the financial statements of 1130243 for the year ended December 31, 2004;

2. to appoint auditors of 1130243;

3. to elect directors of 1130243; and

4. to transact any other business which may properly come before the meeting.

Calgary, Alberta
March 21, 2005

By Order of the Board of Directors

(signed) "Richard W. Clark"
Richard W. Clark, Secretary

The specific details of the matters proposed to be put before the meeting of 1130243 are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND ARE ENTITLED TO ATTEND THIS MEETING BUT ARE NOT ENTITLED TO VOTE. AT THE MEETING OF 1130243, COMPUTERSHARE TRUST COMPANY OF CANADA, ON BEHALF OF SHININGBANK ENERGY INCOME FUND, WILL VOTE ALL OF THE SHARES OF 1130243 ACCORDING TO THE DIRECTIONS GIVEN BY RESOLUTIONS TO BE PASSED AT THE MEETING OF UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND.

SHININGBANK ENERGY INCOME FUND

INFORMATION CIRCULAR

SPECIAL AND ANNUAL GENERAL MEETING OF UNITHOLDERS

SOLICITATION OF PROXIES FOR FUND MEETING

This Information Circular is furnished in connection with the solicitation of proxies by the management of Shiningbank Energy Ltd., as the administrator of Shiningbank Energy Income Fund (the "Fund"), for use at the Special and Annual General Meeting (the "Fund Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") issued by the Fund, to be held on May 10, 2005 at 3:00 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting. Information contained herein is given as of March 21, 2005, unless otherwise specifically stated.

SHC SHAREHOLDER'S MEETING

Pursuant to the terms of a Unanimous Shareholder Agreement dated October 9, 2002 (the "SHC Unanimous Shareholder Agreement"), Unitholders are entitled to notice of, and to attend at, the meeting of the shareholders of Shiningbank Holdings Corporation ("SHC") to be held on May 10, 2005 at 4:00 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, but have no right to vote at that meeting. This meeting is described herein as the "SHC Shareholder's Meeting". At the SHC Shareholder's Meeting, Computershare Trust Company of Canada, on behalf of the Fund (the "Trustee"), will vote all of the shares of SHC according to the directions given by resolutions to be passed at the Fund Meeting. The Fund has agreed to refrain from exercising its voting rights as a shareholder of SHC, except as directed by the Unitholders.

CORPORATION SHAREHOLDER'S MEETING

Pursuant to the terms of a Unanimous Shareholder Agreement dated October 9, 2002 (the "Corporation Unanimous Shareholder Agreement"), Unitholders are entitled to notice of, and to attend at, the annual general meeting of Shiningbank Energy Ltd. (the "Corporation") to be held on May 10, 2005 at 4:15 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, but have no right to vote at that meeting. This meeting is described herein as the "Corporation Shareholder's Meeting". At the Corporation Shareholder's Meeting, SHC will vote all of the shares of the Corporation according to the directions given by resolutions to be passed at the Fund Meeting. SHC has agreed to refrain from exercising its voting rights as a shareholder of the Corporation except as directed by the Unitholders.

1130243 SHAREHOLDER'S MEETING

Unitholders shall receive notice of, and may attend at, the annual general meeting of 1130243 Alberta Inc. ("1130243") to be held on May 10, 2005 at 4:30 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, but have no right to vote at that meeting. This meeting is described herein as "1130243 Shareholder's Meeting". At the 1130243 Shareholder's Meeting, the Trustee, on behalf of the Fund, will vote all of the shares of 1130243 according to the directions given by resolutions to be passed at the Fund Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are officers of the Corporation.

A UNITHOLDER HAS A RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A UNITHOLDER OF THE FUND, OTHER THAN A PERSON DESIGNATED IN THE FORM OF PROXY AS NOMINEE, TO ATTEND AND ACT FOR AND ON BEHALF OF SUCH UNITHOLDER AT THE FUND MEETING AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY PROVIDED OR MAY SUBMIT ANOTHER APPROPRIATE FORM OF PROXY. IF A UNITHOLDER APPOINTS A PERSON DESIGNATED IN THE FORM OF PROXY AS NOMINEE AND DOES NOT DIRECT THE SAID NOMINEE TO VOTE EITHER IN FAVOUR OF OR AGAINST OR TO ABSTAIN ON A MATTER OR MATTERS WITH RESPECT TO WHICH AN OPPORTUNITY HAS BEEN GIVEN TO SPECIFY HOW THE TRUST UNITS REGISTERED IN THE NAME OF SUCH UNITHOLDER SHALL BE VOTED, THE PROXY SHALL BE VOTED IN FAVOUR OF SUCH MATTER OR MATTERS.

In order to be acted upon and voted, properly executed proxies of Unitholders must be received at the Toronto office of Computershare Trust Company of Canada, Trustee for the Trust Units, at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 24 hours before the time set for the Fund Meeting or any adjournments thereof (excluding Saturdays, Sundays and holidays). Accordingly, such proxies must be received by no later than 3:00 p.m. (Calgary time) on Monday, May 9, 2005. **PLEASE NOTE THAT NO PROXIES CAN BE ACCEPTED AFTER THIS TIME INCLUDING AT THE FUND MEETING.**

Any person or corporation giving a proxy has the power to revoke such proxy prior to the exercise thereof by instrument in writing executed by the Unitholder, or by his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the Toronto office for the Trustee at the address set out above, at least 24 hours before the time set for the Fund Meeting or any adjournments thereof (excluding Saturdays, Sundays and holidays) or with the Chairman of the Fund Meeting prior to the commencement of the Fund Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

ACTION TO BE TAKEN UNDER THE PROXY

Unless the Unitholder specifies otherwise, proxies in the form enclosed which are properly executed and returned will be voted in favour of the matters referred to in the Notices of Meeting. In each case where the giver of a proxy has appropriately specified that the proxy is to be voted otherwise, it will be voted in accordance with the specifications so made. The persons named in the enclosed proxy, who are members of the management of the Corporation, may, if in their judgment it is deemed to be advisable, vote such proxy to adjourn the Fund Meeting from time to time. It is the intention that, as to any matters or business other than the matters described herein which may be properly brought before the meeting, a vote may be cast pursuant to the enclosed proxy in accordance with the judgment of the person or persons voting the same. Management of the Corporation knows of no such amendments, variations, or other matters to come before the meeting other than the matters referred to in the Notices of Meeting.

SIGNATURE OF PROXY

The Form of Proxy must be executed by the Unitholder or his attorney authorized in writing, or if a Unitholder is a corporation, the Form of Proxy must be signed in its corporate name under its corporate seal or under the hand of any officer or attorney duly authorized and persons signing as executors, administrators, trustees or in some other representative capacity should so indicate following their signature. The appropriate instrument evidencing qualification and authority to act should accompany the proxy (unless such has been previously filed with the Trustee or the Fund). **IF YOUR TRUST UNITS ARE REGISTERED IN THE NAME OF A BROKER OR OTHER INTERMEDIARY, THE FORM OF PROXY RECEIVED BY THE TRUSTEE MUST BE SIGNED BY THE REGISTERED HOLDER. THE INSTRUCTIONS FROM THE INTERMEDIARY ENCLOSED WITH THE FORM OF PROXY SHOULD BE FOLLOWED.**

THIS SOLICITATION IS MADE ON BEHALF OF THE ADMINISTRATOR OF THE FUND

The solicitation is made on behalf of the Fund by the management of the Corporation, as the administrator of the Fund. This solicitation is being made primarily by mail but may also be made personally by telephone and facsimile by directors, officers and other employees of the Corporation who have been delegated responsibility for the solicitation of proxies on behalf of the Fund and who will not be additionally compensated therefore. The total cost of soliciting proxies will be borne by the Fund.

TRUST UNITS ENTITLED TO VOTE AND PRINCIPAL UNITHOLDERS

Pursuant to the terms of the Trust Indenture dated May 16, 1996, as amended and restated on March 7, 2003 between the Corporation and the Trustee, on behalf of the Fund (the "Trust Indenture"), Unitholders are entitled to notice of, and to attend at the Fund Meeting and to one vote per Trust Unit held on any ballot thereat.

The Corporation has set the close of business of the Trustee at its office in Calgary, Alberta, on March 21, 2005 (the "Record Date") as the date for determination of Unitholders entitled to receive notice of the Fund Meeting, the SHC Shareholder's Meeting, the Corporation Shareholder's Meeting and the 1130243 Shareholder's Meeting. The registered Unitholders at that time are entitled to attend and vote at the Fund Meeting and to attend the SHC Shareholder's Meeting, the Corporation Shareholder's Meeting and the 1130243 Shareholder's Meeting.

As at the Record Date, the Fund had 54,309,735 issued and outstanding Trust Units. In addition, there are 617,096 Exchangeable Shares (as defined below) issued and outstanding, which Exchangeable Shares are entitled to one vote per share at the Fund Meeting. To the best of the knowledge of the management of the Corporation, no persons beneficially own, directly or indirectly, Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units.

MATTERS TO BE CONSIDERED AT THE FUND MEETING

Capitalized terms used in this section and not otherwise defined herein shall have the meanings ascribed to such terms in the Trust Indenture.

FINANCIAL STATEMENTS

The consolidated financial statements of the Fund for the year ended December 31, 2004, together with the auditors' report thereon, are contained in the 2004 Annual Report mailed to Unitholders with this information circular, and will be presented at the Fund Meeting.

APPOINTMENT OF AUDITORS

It is proposed that the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, be re-appointed as auditors of the Fund, to hold office until the next annual general meeting of the Unitholders or until their successor is appointed and that the Trustee be authorized to fix the remuneration of the auditors. KPMG LLP have been the auditors of the Fund since its inception in 1996. The persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to re-appoint KPMG LLP as auditors of the Fund and authorize the Trustee to fix their remuneration.

Pursuant to the terms of the SHC Unanimous Shareholder Agreement, the Unitholders will direct the Trustee as to the appointment of auditors of SHC. It is proposed that KPMG LLP be appointed auditors of SHC until the next annual meeting of SHC, and that the Trustee be authorized to fix the remuneration of the auditors.

Pursuant to the terms of the Corporation Unanimous Shareholder Agreement, the Unitholders will direct SHC as to the appointment of auditors of the Corporation. It is proposed that KPMG LLP be appointed auditors of the Corporation until the next annual meeting of the Corporation, and that the Trustee be authorized to fix the remuneration of the auditors.

The Unitholders will direct the Trustee as to the appointment of auditors of 1130243. It is proposed that KPMG LLP be appointed auditors of 1130243 until the next annual meeting of 1130243, and that the Trustee be authorized to fix the remuneration of the auditors.

INSTRUCTION TO TRUSTEE AS TO ELECTION OF DIRECTORS OF SHC, THE CORPORATION AND 1130243

Pursuant to the terms of the SHC Unanimous Shareholder Agreement and the Corporation Unanimous Shareholder Agreement, the members of the Boards of Directors of SHC and the Corporation are to be selected by a vote of the Unitholders at the Fund Meeting. Pursuant to the Trust Indenture, the members of the Board of Directors of 1130243 are to be selected by a vote of the Unitholders at the Fund Meeting. Arne R. Nielsen, David M. Fitzpatrick, D. Grant Gunderson, Edward W. Best and Warren D. Steckley have been proposed as the Fund's nominees as directors of SHC and the Corporation. Arne R. Nielsen, David M. Fitzpatrick and Warren D. Steckley have been proposed as the Fund's nominees as directors of 1130243. **At the Fund Meeting, the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies (i) to direct the Trustee, on behalf of the Fund, to vote the shares of SHC and to direct SHC to vote the shares of the Corporation in favour of the election, as directors of the SHC and the Corporation, of Arne R. Nielsen, David M. Fitzpatrick, D. Grant Gunderson, Edward W. Best and Warren D. Steckley, and (ii) to direct the Trustee, on behalf of the Fund, to vote the shares of 1130243 in favour of the election, as directors of 1130243, of Arne R. Nielsen, David M. Fitzpatrick and Warren D. Steckley.**

Name and Principal Occupation	Province and Country of Residence	Director Since	Trust Units of the Fund Directly and Indirectly Beneficially Owned
Arne R. Nielsen(1)(2)(3) Chairman of SHC and the Corporation	Alberta, Canada	April 22, 1996	38,371(4)
David M. Fitzpatrick President and Chief Executive Officer of SHC and the Corporation	Alberta, Canada	April 22, 1996	54,066(5)
D. Grant Gunderson (1)(2)(3) Consultant	Alberta, Canada	April 22, 1996	10,000
Edward W. Best (1)(2)(3) Consultant	Alberta, Canada	April 22, 1996	35,500
Warren D. Steckley (1)(2)(3) President and Chief Operating Officer, Barnwell of Canada, Limited	Alberta, Canada	April 22, 1996	35,300

Notes:

(1) Member of the Audit Committee of the Corporation. **For more information on the composition and mandate of the Audit Committee of the Corporation, as required pursuant to Multilateral Instrument 52-110 *Audit Committees*, please refer to the heading "Audit Committee" of the Fund's Annual Information Form for the year ended December 31, 2004, a copy of which will be filed on SEDAR concurrently with this document.**

(2) Member of the Compensation Committee of the Corporation.

(3) Member of the Environmental, Corporate Governance and Reserve Review Committee of the Corporation.

(4) In addition, pursuant to the acquisition of Shiningbank Energy Management Inc. by the Corporation in October of 2002, Mr. Nielsen, through Proximus Energy Corporation, holds 313,999 Exchangeable Shares that may be converted (as at March 15, 2005) into 426,269 Trust Units of the Fund at any time, and of which 126,291 Exchangeable Shares are subject to certain escrow conditions. Pursuant to a special voting unit, each Exchangeable Share carries with it the right to one vote at all meetings of holders of Trust Units.

(5) In addition, pursuant to the acquisition of Shiningbank Energy Management Inc. by the Corporation in October of 2002, Mr. Fitzpatrick, through Kivacorp Petroleum Ltd., holds 303,097 Exchangeable Shares that may be converted (as at March 15, 2005) into 411,469 Trust Units of the Fund at any time, and of which 227,323 Exchangeable Shares are subject to certain escrow conditions. Pursuant to a special voting unit, each Exchangeable Share carries with it the right to one vote at all meetings of holders of Trust Units.

Unless otherwise disclosed herein, no proposed director of the Fund, the Corporation, SHC or 1130243:

(a) is, as at the date hereof, or has been, within the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

REAPPOINTMENT OF TRUSTEE

Pursuant to Article 6.1 of the Trust Indenture, it is necessary to reappoint, or to appoint a successor to, the Trustee of the Fund at an annual general meeting of the Unitholders, for an ensuing two years. It is proposed that Computershare Trust Company of Canada be re-appointed Trustee of the Fund for the two year period ending at the close of the Special and Annual General Meeting of the Unitholders in 2007. Computershare (including its predecessor Montreal Trust Company of Canada) has been the Trustee of the Fund since its inception in 1996.

Resolution

Unitholders will be requested at the Fund Meeting to consider and, if thought fit, approve the re-appointment of Computershare Trust Company of Canada as Trustee of the Fund by passing the following resolution:

> "BE IT RESOLVED THAT Computershare Trust Company of Canada ("Trustee") be re-appointed trustee of Shiningbank Energy Income Fund under the Trust Indenture dated May 16, 1996, as amended and restated on March 7, 2003 between Shiningbank Energy Ltd. and the Trustee, for a two year period ending upon the termination of the Special and Annual General Meeting of the Unitholders of Shiningbank Energy Income Fund to be held in the year 2007."

The foregoing resolution will be passed if it is approved by more than 50% of the votes cast in respect thereof by or on behalf of the Unitholders present in person or represented by proxy at the Fund Meeting.

AMENDMENT TO ROYALTY AGREEMENT

Under the terms of the amended and restated royalty agreement between the Trustee, on behalf of the Fund, and the Corporation dated July 31, 1996, as amended and restated on February 28, 2003 (the "Royalty Agreement"), the Corporation may approve and fund capital expenditures to maintain or improve production and to exploit the Corporation's assets. The Royalty Agreement provides in Section 6.5(b) thereof that the aggregate "capital costs" incurred by the Corporation (which does not include certain costs to the Corporation of acquiring additional properties) during any calendar year shall not exceed 15% of the "net cash flow" (as that term is defined in the Royalty Agreement) from the properties of the Corporation unless those capital costs are financed with borrowings by the Corporation or additional issuances of Trust Units. It is the view of management of the Corporation that the amount of such capital costs that may be required to be spent in the future by the Corporation to maintain and improve production and to exploit its assets, may exceed the 15% limit set out in Section 6.5(b). The amounts spent on any such capital costs by the Corporation will not be available for use in distribution to Unitholders.

In order for the management of the Corporation to have the flexibility to expend capital costs in a manner that is in the best interests of the Corporation, the Fund and the Unitholders, at the Fund Meeting, the Unitholders will be asked to approve a special resolution amending the Royalty Agreement to remove Section 6.5(b) thereof.

Resolutions

Unitholders will be requested at the Fund Meeting to consider and, if thought fit, approve the following special resolutions to amend the Royalty Agreement:

> "BE IT RESOLVED THAT:
>
> (a) the Royalty Agreement between the Trustee, on behalf of Shiningbank Energy Income Fund (the "Fund") and Shiningbank Energy Ltd. (the "Corporation") dated July 31, 1996, as amended and restated on February 28, 2003 (the "Royalty Agreement") be amended such that: (i) Section 6.5(b) shall be deleted from the Royalty Agreement; (ii) the words "Subject to subsection 6.5(b) below" shall be deleted from Section 6.5(a) of the Royalty Agreement; and (iii) such other

changes shall be made to the Royalty Agreement so as to reflect the above as the same is determined by the Trustee and the Corporation such determination to be evidenced by the execution and delivery of the appropriate document so amending the Royalty Agreement; and

(b) any one of the officers or directors of the Corporation shall execute and deliver all such agreements, documents, certificates and other writings, and take such other actions, for and on behalf of the Corporation, in its own capacity and in its capacity as administrator of the Fund, as such person determines necessary or desirable, to give effect to the foregoing resolutions."

The foregoing special resolutions will be passed if they are approved by not less than 66⅔% of the votes cast in respect thereof by or on behalf of the Unitholders present in person or represented by proxy at the Fund Meeting.

AMENDMENT TO TRUST INDENTURE

Section 7.3 of the Trust Indenture provides that the Trustee shall have no power to borrow, incur any indebtedness or give any guarantee on behalf of the Fund or any other person or to charge, pledge, hypothecate or grant any security interest over any other entity or over the assets of the Fund. This provision may prevent the Fund from issuing debt securities such as convertible debentures, secured or otherwise. In order to afford flexibility to the Fund in this regard, at the Fund Meeting, the Unitholders will be asked to approve a special resolution amending the Trust Indenture to remove this restriction preventing the Trustee from borrowing or incurring indebtedness or giving a guarantee on behalf of the Fund or charging, pledging, hypothecating or granting any security interest over any other entity or over the assets of the Fund.

Resolutions

Unitholders will be requested at the Fund Meeting to consider, and, if thought fit, approve the following special resolutions to amend the Trust Indenture:

"BE IT RESOLVED THAT:

(a) the Trust Indenture dated May 16, 1996, as amended and restated on March 7, 2003 between Shiningbank Energy Ltd. (the "Corporation") and the Trustee, on behalf of Shiningbank Energy Income Fund (the "Fund") (the "Trust Indenture"), be amended such that: (i) the First Paragraph in Section 7.3 shall be deleted, and (ii) such other changes shall be made to the Trust Indenture so as to reflect the above as the same is determined by the Trustee and the Corporation such determination to be evidenced by the execution and delivery of the appropriate document so amending the Trust Indenture; and

(b) any one of the officers or directors of the Corporation shall execute and deliver all such agreements, documents, certificates and other writings, and take such other actions, for and on behalf of the Corporation, in its own capacity and in its capacity as administrator of the Fund, as such person determines necessary or desirable, to give effect to the foregoing resolutions."

The foregoing special resolutions will be passed if they are approved by not less than 66⅔% of the votes cast in respect thereof by or on behalf of the Unitholders present in person or represented by proxy at the Fund Meeting.

OTHER BUSINESS

The Corporation knows of no amendment, variation or other matter to come before the Fund Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Fund Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

MATTERS TO BE CONSIDERED AT THE SHC SHAREHOLDER'S MEETING

APPOINTMENT OF AUDITORS

The Trustee, on behalf of the Fund, will vote the shares of SHC as directed by resolution of the Unitholders at the Fund Meeting, for the appointment of its auditors. KPMG LLP, Chartered Accountants, using their offices in Calgary, Alberta, have been proposed for re-appointment as auditors of the Corporation, to hold office until the next annual meeting thereof. KPMG LLP were first appointed auditors of SHC on August 22, 2002. See "Matters to be Considered at the Fund Meeting – Appointment of Auditors".

ELECTION OF DIRECTORS

The terms of the current directors of SHC expire at the end of the SHC Shareholder's Meeting. Pursuant to the terms of the SHC Unanimous Shareholder Agreement, the Trustee, on behalf of the Fund, will vote for the Board of Directors of SHC pursuant to the instructions of the Unitholders. The Unitholders will direct the Trustee, on behalf of the Fund, how to vote with respect to the five nominees: Arne R. Nielsen, David M. Fitzpatrick, D. Grant Gunderson, Edward W. Best and Warren D. Steckley as directors of SHC. See "Matters to be Considered at the Fund Meeting – Instruction to Trustee as to Election of Directors of SHC, the Corporation and 1130243".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the SHC Shareholder's Meeting other than the matters referred to in the Notice of Meeting for the SHC Shareholder's Meeting.

MATTERS TO BE CONSIDERED AT THE CORPORATION SHAREHOLDER'S MEETING

APPOINTMENT OF AUDITORS

SHC will vote the shares of the Corporation as directed by resolution of the Unitholders at the Fund Meeting, for the appointment of its auditors. KPMG LLP, Chartered Accountants, using their offices in Calgary, Alberta, have been proposed for re-appointment as auditors of the Corporation, to hold office until the next annual meeting thereof. KPMG LLP were first appointed auditors of the Corporation on April 22, 1996. See "Matters to be Considered at the Fund Meeting – Appointment of Auditors".

ELECTION OF DIRECTORS

The terms of the current directors of the Corporation expire at the end of the Corporation Shareholder's Meeting. Pursuant to the terms of the Corporation Unanimous Shareholder Agreement, SHC will vote for the Board of Directors of the Corporation pursuant to the instructions of the Unitholders. The Unitholders will direct SHC how to vote with respect to the five nominees: Arne R. Nielsen, David M. Fitzpatrick, D. Grant Gunderson, Edward W. Best and Warren D. Steckley as directors of the Corporation. See "Matters to be Considered at the Fund Meeting - Instruction to Trustee as to Election of Directors of SHC, the Corporation and 1130243".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Corporation Shareholder's Meeting other than the matters referred to in the Notice of Meeting for the Corporation Shareholder's Meeting.

MATTERS TO BE CONSIDERED AT THE 1130243 SHAREHOLDER'S MEETING

APPOINTMENT OF AUDITORS

The Trustee, on behalf of the Fund, will vote the shares of 1130243 as directed by resolution of the Unitholders at the Fund Meeting, for the appointment of its auditors. KPMG LLP, Chartered Accountants, using their offices in Calgary, Alberta, have been proposed for appointment as auditors of 1130243, to hold office until the next annual meeting thereof. See "Matters to be Considered at the Fund Meeting – Appointment of Auditors".

ELECTION OF DIRECTORS

The terms of the current directors of 1130243 expire at the end of the 1130243 Shareholder's Meeting. The Trustee, on behalf of the Fund will vote for the Board of Directors of 1130243 pursuant to the instructions of the Unitholders. The Unitholders will direct the Fund how to vote with respect to the three nominees: Arne R. Nielsen, David M. Fitzpatrick and Warren D. Steckley as directors of the Corporation. See "Matters to be Considered at the Fund Meeting - Instruction to Trustee as to Election of Directors of SHC, the Corporation and 1130243".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the 1130243 Shareholder's Meeting other than the matters referred to in the Notice of Meeting for the 1130243 Shareholder's Meeting.

EXECUTIVE COMPENSATION

COMPENSATION OF THE DIRECTORS AND OFFICERS OF SHC AND 1130243

The officers and directors of both SHC and 1130243 do not receive compensation of any kind for their positions as officers or directors of such companies.

COMPENSATION OF DIRECTORS OF THE CORPORATION

The Board of Directors of the Corporation consists of five members, one of whom is a member of management, one of whom is chairman of the Board of Directors (who up until July 31, 2003 was a member of management but is currently considered to be unrelated) and three of whom are unrelated directors. For purposes of the discussion below, compensation of the chairman will be disclosed separately from that of the other unrelated directors. The chairman will be paid an annual retainer of $25,000 (same as 2004) and a meeting attendance fee of $1,500 (same as 2004 after committee appointments) for each board meeting or committee meeting attended, excluding teleconference meetings and any meetings in excess of one on any one day. The unrelated directors will be paid an annual retainer of $15,000 for 2005 ($12,000 in 2004) and meeting attendance fees of $1,000 (same as 2004) for each board or committee (of which they are a member) meeting attended, excluding teleconference meetings and any meetings in excess of one on any one day. For 2005, an additional annual fee of $2,500 ($1,000 in 2004) will be paid to unrelated directors who are committee chairmen, except the chairman of the audit committee who will be paid an annual fee of $5,000 ($3,000 in 2004). The fee increases are commensurate with the increased responsibilities and risks to the directors of the Corporation. The members of the Board of Directors of the Corporation are reimbursed for any expenses to attend board and committee meetings. All fees and expenses of the Board of Directors are paid by the Corporation. No directors' fees are paid to the member of the Board of Directors who is a member of management.

Each member of the Board of Directors of the Corporation is eligible to receive options to purchase Trust Units ("Unit Options") under the Trust Unit Rights Incentive Plan of the Fund adopted and approved by the Board of Directors and the Unitholders on May 8, 2001, as amended from time to time (the "Option Plan"). The following table sets out the number of Unit Options granted to the chairman and the unrelated directors, along with the number of Unit Options currently held. All Unit Options vest over a period of three years, with the Unit Options first becoming exercisable one year from the date of grant. The Unit Options granted to members of the Board of Directors who are members of management are discussed under the heading "Summary of Executive Compensation".

Holder	Date of Grant	Total Options Granted	Grant Price[3]	Expiry Date	Currently Held[4]
Chairman[1]	July 1, 2001	50,000	$17.25	June 30, 2011	16,667
	January 1, 2002	70,000	$13.97	December 31, 2011	23,333
	January 1, 2003	90,000	$15.15	December 31, 2012	60,000
	January 1, 2004	20,000	$18.64	December 31, 2013	20,000
	January 1, 2005	25,000	$21.49	December 31, 2014	25,000
Unrelated directors[2]	July 1, 2001	150,000	$17.25	June 30, 2011	-
	January 1, 2002	60,000	$13.97	December 31, 2011	-
	January 1, 2003	60,000	$15.15	December 31, 2012	20,001
	January 1, 2004	60,000	$18.64	December 31, 2013	39,999
	January 1, 2005	75,000	$21.49	December 31, 2014	75,000

Notes:

(1) Arne R. Nielsen, the chairman of the Board of Directors, was the Executive Chairman of the Board, and a salaried employee, of the Corporation (and prior to October 9, 2002, of the manager of the Fund) until July 31, 2003.

(2) Each of the unrelated directors receives an equal number of Unit Options when granted.

(3) The actual exercise price of these Unit Options reduces as distributions are paid by the Trust on its Trust Units. For more information on the reducing exercise price of these Unit Options, including the exercise price thereof as of March 21, 2005, refer to "Executive Compensation- Summary of Executive Compensation- Unit Options".

(4) Since the inception of the Option Plan in 2001, the unrelated directors have exercised 270,000 Unit Options and the chairman has exercised 110,000 Unit Options. All Unit Options are subject to three year vesting periods.

EMPLOYMENT AGREEMENTS

Employment agreements have been entered into with each of the executive officers of the Corporation. Upon a change of control (as defined in the applicable employment agreement), then within 30 days of the earlier of: (i) the date that the executive officer has been terminated without cause; (ii) the date of resignation by the executive (which must occur within 6 months of the change of control); or (iii) in the case of the President, the date the Administrative Services Agreement is terminated, the Corporation will be responsible for a lump sum payment to the executive officers of 36 months of salary in the case of the President and 18 months salary in the case of the Vice Presidents, plus benefits applicable at time of termination. In the event that a change of control as defined in the applicable employment agreement does not result in a change of control as defined in the Option Plan, the executive shall elect to either (i) exercise all of the unexercised outstanding Unit Options held by the executive, whether or not such Unit Options have vested, and receive Trust Units upon payment of the exercise price, or (ii) receive a further lump sum payment equal to the 'in-the-money' value of all unexercised Unit Options held at that time, whether or not such Unit Options have vested, and upon the payment of such amount, the executive shall consent to the termination of all such Unit Options. In addition, if the Corporation terminates any executive officer without cause, the Corporation will be responsible for a lump sum payment equal to, in the case of the President, 36 months salary and any earned portion of the bonus, and in the case of any Vice President, 18 months salary, and such lump sum payment shall include benefits applicable at time of termination.

SUMMARY OF EXECUTIVE COMPENSATION

The following Summary Compensation Table details compensation for the referenced fiscal periods paid by the Corporation to the Chief Executive Officer, the Chief Financial Officer and the other executive officers whose total salary and bonus exceeded $150,000 in the most recently completed financial year.

		Annual Compensation			Awards		Payouts	
Name and Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)[3]**	**Securities Under Options Granted (#)**	**Shares or Units Subject to Resale Restrictions ($)**	**LTIP Payouts ($)**	**All Other Compensation[6] ($)**
David M. Fitzpatrick [1]	2004	250,000	200,000	Nil	100,000	Nil	Nil	18,338
President and CEO	2003	212,500	Nil	Nil	90,000	Nil	Nil	13,328
	2002	180,000	Nil	Nil	70,000	Nil	Nil	11,912
Bruce K. Gibson[2]	2004	170,000	150,000	Nil	60,000	Nil	Nil	12,809
Vice President, Finance	2003	149,500	90,000[4]	Nil	60,000	Nil	Nil	9,637
and CFO	2002	30,949	30,000[5]	Nil	Nil	Nil	Nil	8,958
Gregory D. Moore[2]	2004	170,000	115,000	Nil	60,000	Nil	Nil	12,783
Vice President,	2003	149,500	90,000[4]	Nil	60,000	Nil	Nil	9,582
Operations	2002	30,949	30,000[5]	Nil	Nil	Nil	Nil	8,929
Terry Prokopy[2]	2004	170,000	115,000	Nil	60,000	Nil	Nil	12,640
Vice President, Land	2003	149,500	90,000[4]	Nil	60,000	Nil	Nil	9,358
	2002	30,949	30,000[5]	Nil	Nil	Nil	Nil	8,748

Notes:

(1) David M. Fitzpatrick currently is a salaried employee of the Corporation. Mr. Fitzpatrick was a salaried employee of Shiningbank Energy Management Inc., the former manager of the Fund, which was not a subsidiary of the Fund (the "Former Manager"). Prior to the management internalization that took place on October 9, 2002 (the "Management Internalization"), the Former Manager received reimbursement from the Fund for general and administrative expenses, including the salary paid to David M. Fitzpatrick, incurred by it in its former role as manager of the Fund.

(2) Prior to the Management Internalization, Messrs. Moore, Prokopy and Gibson received their compensation from the Former Manager. Since the Management Internalization, they have received their compensation from the Corporation, which is a subsidiary of the Fund. During the period from October 9 to December 31, 2002, each of Messrs. Moore, Prokopy and Gibson received salary at the rate of $136,000 per annum pursuant to their employment agreements with the Corporation.

(3) Except as disclosed in the table, perquisites and other personal benefits are less than $50,000 and 10% of the total annual salary and bonus for any of the named executive officers.

(4) Out of this bonus amount, $25,000 was paid by the issuance of 1,599 Trust Units to each of executive officers at a deemed issue price of $15.63 per Trust Unit.

(5) This bonus amount was paid by the issuance of 1,981 Trust Units to each of the executive officers at a deemed issue price of $15.14 per Trust Unit.

(6) Includes the annual contributions by the Corporation in accordance with the employee savings plan and the insurance premium paid by the Corporation with respect to term life insurance for the benefit of the executive officers.

UNIT OPTIONS

The purpose of the Option Plan is to encourage ownership of Trust Units, to maintain a direct link between compensation and performance and to retain and motivate directors, officers, employees and consultants to optimize the Fund's long-term financial success.

The directors, officers, employees and other service providers of the Corporation are eligible to participate in the Option Plan. Under the current Option Plan a maximum of 3,995,692 Trust Units may be reserved for grants of Unit Options, which represents 7.357% of the Fund's issued and outstanding Trust Units. The number of Trust Units reserved under the Option Plan shall not at any time exceed 7.5% of the aggregate number of issued and outstanding Trust Units unless otherwise approved by the Toronto Stock Exchange (the "TSX") and the Unitholders. At the annual and special meeting held May 12, 2004, Unitholders approved the increase in the number of Trust Units reserved for issuance under the Option Plan from 2,793,163 to 3,995,692. Under the terms of the Option Plan, one-third of the Unit Options granted to each optionee may be exercised commencing after the first anniversary of the date of grant and an additional one-third become exercisable upon each of the following two anniversaries of the date of grant. However, these vesting provisions will be accelerated upon a change of control (as defined in the Option Plan). The aggregate number of Unit Options granted to any single participant under the Option Plan shall not exceed 5% of the issued and outstanding Trust Units of the Fund. Unit Options will be granted at the per unit closing price of the Trust Units on the TSX on the day preceding the date of grant. The Option Plan provides for an exercise period not exceeding ten years on all Unit Options granted under the Option Plan. Upon the cessation of an participant's services to the Corporation for any reason whatsoever, other than death (including services as a member of the Board of Directors of the Corporation), any unvested Unit Options terminate immediately and such participant will have the shorter of 60 days from the date of such cessation and the end of the exercise period to exercise all vested Unit Options, after which time such unexercised Unit Options will terminate; provided, however, that upon termination for cause, all Unit Options, whether vested or unvested, may, at the discretion of the Board of Directors, be terminated immediately. Upon cessation of services by reason of death, the executor or personal representative shall be entitled to exercise all vested Unit Options of the deceased for a period commencing on the date of death and ending on the date which is the shorter of 6 months and the end of the exercise period.

As at March 21, 2005, a total of 2,032,734 Unit Options were outstanding under the Option Plan as follows:

Number of Options Outstanding	As a % of the Issued and Outstanding Trust Units	Grant Date	Grant Price	Current Exercise Price
325,234	0.60%	July 1, 2001	$17.25 per Trust Unit	$13.27 per Trust Unit
80,000	0.15%	January 1, 2002	$13.97 per Trust Unit	$10.32 per Trust Unit
340,001	0.63%	January 1, 2003	$15.15 per Trust Unit	$12.21 per Trust Unit
15,000	0.03%	June 2, 2003	$16.68 per Trust Unit	$14.40 per Trust Unit
10,000	0.02%	June 9, 2003	$16.90 per Trust Unit	$14.62 per Trust Unit
429,999	0.79%	January 1, 2004	$18.64 per Trust Unit	$17.07 per Trust Unit
15,000	0.03%	March 1, 2004	$17.33 per Trust Unit	$16.02 per Trust Unit
15,000	0.03%	April 15, 2004	$17.81 per Trust Unit	$16.62 per Trust Unit
55,000	0.10%	July 5, 2004	$19.40 per Trust Unit	$18.52 per Trust Unit
15,000	0.03%	August 3, 2004	$19.86 per Trust Unit	$19.09 per Trust Unit
15,000	0.03%	December 16, 2004	$21.19 per Trust Unit	$20.86 per Trust Unit
717,500	1.32%	January 1, 2005	$21.49 per Trust Unit	$21.27 per Trust Unit

A further 1,083,395 Unit Options (1.99% of the Fund's issued and outstanding Trust Units) are currently available to be granted to eligible participants under the Option Plan. Under the terms of the Option Plan, the exercise price of each Unit Option is reduced monthly pursuant to a formula. This formula provides that the exercise price of each Unit Option is reduced monthly by the aggregate amount of any decreases in the daily closing prices on the TSX of the Trust Units from the date prior to the date the Trust Units first trade "ex-distribution" (the "Ex-Distribution Date") of the monthly distribution amount thereon to the date that is prior to the next Ex-Distribution Date that is in excess of 0.83333% of the Fund's consolidated net fixed assets (the "Monthly Return Amount"); provided however that such monthly decrease in the exercise price will not exceed the amount of that month's per Trust Unit distribution amount that exceeds the Monthly Return Amount (the "Excess Monthly Return"). In addition, any amount by which the aggregate of the monthly reduction in the exercise price is less than the Excess Monthly Return for that month can be carried over to future months to permit the exercise price to be reduced further by that amount. The Option Plan may be amended, modified or terminated by the Board of Directors with the approval of the TSX, and any Unitholder approvals required by the TSX.

Unit Options Granted During the Most Recently Completed Financial Year

The following table indicates the Unit Options granted during the financial year ended December 31, 2004 to the Chief Executive Officer, the Chief Financial Officer and the other executive officers whose total salary and bonus exceeded $150,000 for the most recently completed financial year.

Name	Securities Under Unit Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price at Date of Grant ($/Security)	Market Value of Securities Underlying Unit Options at Date of Grant ($/Security)	Expiration Date
David M. Fitzpatrick	100,000	17%	$18.64	$18.64	12/31/2013
Bruce K. Gibson	60,000	10%	$18.64	$18.64	12/31/2013
Gregory D. Moore	60,000	10%	$18.64	$18.64	12/31/2013
Terry P. Prokopy	60,000	10%	$18.64	$18.64	12/31/2013

Also see "Unit Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values" for details on further Unit Options granted on January 1, 2005.

Unit Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table indicates Unit Option exercises by the named executive officers of the Corporation during the financial year ended December 31, 2004 and the year end values of the Unit Options held by those persons as at December 31, 2004.

Name[1]	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Options at December 31, 2004 (#) Exercisable / Unexercisable	Value of Unexercised in the money Unit Options at December 31, 2004 [2] ($) Exercisable/ Unexercisable
David M. Fitzpatrick	89,767	711,153	36,900/183,333	291,141/1,198,930
Bruce K. Gibson	36,666	270,929	125,000/116,667	986,250/784,070
Gregory D. Moore	119,999	753,513	41,667/116,667	349,953/784,070
Terry P. Prokopy	33,333	302,197	145,000/116,667	1,165,250/784,070

Notes:

(1) On January 1, 2005, a further 125,000 Unit Options were granted to David Fitzpatrick and a further 70,000 Unit Options were granted to each of Bruce Gibson, Terry Prokopy and Gregory Moore, all at a grant price of $21.49 per Trust Unit (currently exercisable at $21.27 per Trust Unit).

(2) The value of unexercised Unit Options at December 31, 2004 was based on a closing price per Trust Unit on the TSX on December 31, 2004 of $21.49.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Corporation's Board of Directors has appointed a compensation committee (the "Compensation Committee") whose mandate includes compensation awards, issues and policies, and evaluation of executive performance. The Compensation Committee is comprised of four unrelated directors, Edward W. Best, D. Grant Gunderson, Warren D. Steckley and Arne R. Nielsen, and is chaired by Mr. Best.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee, whose members are appointed by and from the Board of Directors, convenes at least once a year to assess executive management, review proposals for compensation for all executive officers and conduct an independent evaluation of compensation for current management. The Compensation Committee submits its recommendations to the Board of Directors. The Compensation Committee has the goal of achieving an effective compensation structure that aligns the interests of management with that of the Unitholders.

The Corporation's policy is to provide a compensation package that will attract and retain qualified executive officers and at the same time link incentives to short and long term corporate and Trust Unit performance. Currently, the compensation program for executive officers of the Corporation is comprised of salary, benefits, Unit Options and a bonus plan.

The following are the components of executive compensation at the Corporation. Although each of the following components have different objectives, each are considered by the Compensation Committee to be equally important and each must be competitive within the Fund's peer group.

Base Salary and Benefits

Base salaries and benefits for executive officers are determined by the Compensation Committee on the basis of position held and related responsibilities and functions performed, having regard to base salary and benefit ranges for similar positions in the Corporation's comparative group. The Compensation Committee also utilizes an independent annual industry survey containing comparative data for a peer group of oil and gas royalty trusts and similarly sized oil and gas exploration and production companies. Compensation levels are to approximate the median level of the survey but individual, executive group and Fund performance are also considered by the Compensation Committee in assessing compensation.

Bonus Plan

The purpose of the bonus plan is to relate a component of compensation directly to the annual results of the Fund and performance of the individual and executive group. The bonus plan was created by the Board of Directors upon the recommendation of the Compensation Committee. Bonus awards are determined by considering the Corporation's growth, financial and operating factors such as cash flow, operating and general and administrative costs and netbacks, all considered on a per boe basis. None of these factors is given a specific weight in determining the bonuses awarded under the bonus plan.

The Compensation Committee compares the Fund's results with comparative data for a peer group of oil and gas royalty trusts in order to remove non-controllable external factors such as royalty rates and commodity prices. The Board of Directors has retained complete discretion in the awarding of bonuses and utilizes independently collected comparative data.

Unit Options

Unit Options are granted as a long-term incentive. The Compensation Committee, in determining the number of Unit Options to be granted, will consider the number and terms of Unit Options held, the responsibilities and functions of the executive officer, the officer's individual and group performance and the overall performance of the Fund over a period of recent years. A wide range of performance factors such as unit price, distribution per Trust Unit, annual and multi-year yields, net asset value per Trust Unit, finding, development and acquisition costs per barrel, recycle ratio and internal rate of return are considered.

Compensation of the Chief Executive Officer

The factors considered by the Compensation Committee in determining total compensation for the CEO, as well as the manner in which these factors are reviewed, are similar to those used in determining total compensation for the other executives of the Corporation. However, in the case of the CEO, more weight is given to the overall performance of the Fund, as well as the CEO's performance in such areas as leadership, communications skills and strategic vision.

The foregoing report is respectfully submitted to the Unitholders by the Compensation Committee.

Edward W. Best   D. Grant Gunderson   Warren D. Steckley   Arne R. Nielsen

REIMBURSEMENT OF THE CORPORATION BY THE FUND - ADMINISTRATIVE EXPENSES

Pursuant to an administrative services agreement (the "Administrative Services Agreement") entered into by the Corporation and the Trustee, on behalf of the Fund, dated October 9, 2002, the Corporation is entitled to reimbursement from the Fund for administrative expenses. Such payment is not intended to provide the Corporation, directly or indirectly, with any financial gain or loss and the Corporation has agreed that such payment will be made only to the extent necessary to reimburse the Corporation for actual costs incurred, including carrying costs until payment. Costs and expenses incurred by the Corporation for the benefit of the Trustee or the Fund and others shall be prorated in a reasonable manner and shall be subject to reimbursement only to the extent such costs and expenses can reasonably be attributed to the services provided under the Administrative Services Agreement.

Administrative expenses are defined in the Administrative Services Agreement as the amount in aggregate representing all expenditures and costs incurred by the Corporation in the management and administration of the Fund, including: (i) reasonable costs and expenses solely and exclusively relating to the Fund which are paid to third parties by the Corporation; and (ii) reasonable costs and expenses incurred by the Corporation to the extent such costs and expenses are reasonably identifiable as being incurred specifically for the Fund including, without limitation, auditing, accounting, bookkeeping, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries and bonuses incurred in providing services provided under the Administrative Services Agreement.

The Administration Services Agreement may be terminated by the Trustee upon the earlier of 3 months from the date of such notice and the date on which a satisfactory replacement administrator is appointed in compliance with the terms of the Trust Indenture.

Upon the effective date of termination, the Corporation shall: (i) pay to or to the order of the Fund, as the case may be, all monies collected and held for it pursuant to the Administrative Services Agreement, after deducting any amounts incurred to which it is then entitled; and (ii) deliver to or to the order of the Fund a complete report including a statement showing all payments collected by it, and a statement of all monies held by it pursuant to the Administrative Services Agreement during the period following the date of the last audited statement furnished to the Fund pursuant to the Administrative Services Agreement and prior to the effective date of termination and should an auditor's report for this period be requested, the expense of such a report will be borne by the Fund.

EMPLOYEE SAVINGS PLAN

Effective January 1, 2001, the Corporation established an Employee Trust Unit Savings Plan (the "ESP") to assist employees in meeting long term savings goals through the acquisition of Trust Units of the Fund and other professionally managed investment funds and to encourage its employees to have a direct investment in the Fund. Under the ESP, employees may contribute as much of their semi-monthly pay period earnings to the ESP as they wish, subject to a minimum contribution of 2% per pay period. The Corporation contributes an amount equal to the amount contributed by the employee to a maximum of 6% per pay period. The Corporation's contributions accumulate and are directly deposited into the employee's account on a monthly basis. Once deposited, the contributions vest immediately in favour of the employee even if his or her employment with the Corporation ends afterwards. All contributions under the ESP are contributed to the employees' respective self-directed RRSP accounts or non-RRSP accounts. The contributions made under the ESP by the Corporation are used to purchase Trust Units of the Fund from the secondary market through the facilities of the TSX. All commissions payable respecting the purchase of Trust Units are paid by the Corporation. Employees are responsible for commissions payable in connection with the sale of their Trust Units or other securities held under the ESP.

TRUST PERFORMANCE GRAPH

The following graph and table compare the percentage change in the cumulative Unitholder return since commencement of operation of the Fund, with the cumulative total return of the TSX 300 Index, assuming reinvestment of distributions.


450
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
SHN.UN
S&P/TSX 300 Total Return Index

	December 1999	December 2000	December 2001	December 2002	December 2003	December 2004
SHN.UN	100	188	201	245	329	413
S&P/TSX 300	100	107	94	82	104	119

OTHER

Richard W. Clark is the corporate secretary of the Corporation and a partner at the law firm of Gowling Lafleur Henderson LLP, which receives fees for the provision of legal services to the Corporation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table details all compensation plans under which equity securities of the Fund are authorized for issuance as of December 31, 2004.

Plan Category	Number of Trust Units to be issued upon exercise of outstanding Unit Options, Warrants and Rights	Weighted-Average Exercise Price of outstanding Unit Options, Warrants and Rights	Number of Trust Units remaining available for future issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(1)	1,396,901	$14.74	1,800,895
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
TOTAL	1,396,901	$14.74	1,800,895

Note:

(1) See "Executive Compensation – Unit Options".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the inception of the Fund, no directors or officers of the Corporation, the Former Manager, nor any associate or affiliate of any of them, have been indebted to the Fund or the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, management of the Corporation is not aware of any material interest of any informed person, director, proposed director or officer of the Corporation, SHC or 1130243, any shareholder of the Corporation, SHC or 1130243, or any Unitholder who beneficially owns more than 10% of the common shares of the Corporation or of the Trust Units, or any known associate or affiliate of these persons, in any transaction since the commencement of the last fiscal year of the Fund or in any proposed transaction that has materially affected or would materially affect the Fund or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Fund is on the SEDAR website at www.sedar.com. The Fund has a current Annual Information Form ("AIF") filed with the securities commissions of all the provinces and territories of Canada pursuant to National Instrument 44-101. Financial information is provided in the Fund's comparative financial statements and MD&A for its most recently completed financial year. The following documents will be provided to any Unitholder upon request to the Corporate Secretary of the Corporation:

1. A copy of the AIF of the Fund, together with one copy of any document or the pertinent pages of any document, incorporated by reference in the AIF; and

2. A copy of the comparative financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year, together with the applicable MD&A.

Such documents are also publicly available on the Fund's website at www.shiningbank.com.

CORPORATE GOVERNANCE

Details of the manner in which the Fund presently responds to the Toronto Stock Exchange corporate governance guidelines, implemented by the Corporation, are provided in Schedule "A" to this Information Circular.

In response to Multilateral Instrument 52-110 *Audit Committees* ("MI 52-110"), the Corporation has updated its audit committee charter to address such items as: (a) the procedure to nominate the external auditor and the recommendation of its compensation; (b) the overview of the external auditor's work; (c) pre-approval of non-audit services; (d) the review of financial statements, MD&A and financial sections of other public reports requiring board of director approval; (e) the procedure to respond to complaints respecting accounting, internal accounting controls or auditing matters and the procedure for confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and (f) the review of the Corporation's hiring policies towards present or former employees or partners of the Corporation's present or former external auditor. **Refer to the heading "Audit Committee" in the Fund's AIF for the disclosure required by Section 5.1 of MI 52-110.**

APPROVAL

The contents and mailing of this Information Circular have been approved by the directors of the Corporation.

SCHEDULE "A"

TSX Guidelines	Compliant	Implementation of the Guidelines
1. The Board of Directors of every Corporation should explicitly assume responsibility for the stewardship of the Corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:	Yes	The Board has established procedures with regard to the approval of material transactions, the delegation of authority and the execution of documents as part of its organizational structure. The Board receives an annual report and recommendations from the Environmental, Corporate Governance and Reserves Review Committee in relation to the mandates and terms of reference for each of its committees. The Board meets quarterly in the absence of management and communicates its expectations to management directly.
(a) adoption of a strategic planning process:	Yes	Substantial strategic planning occurs at the Board level on at least an annual basis. Strategic plans proposed by management are reviewed by the Board by considering such items as forecasts and capital budgets, effective allocation of resources and the opportunities and risks associated with the Fund. The Board also approves the Fund's financial statements, major investments, the raising of capital and any organizational restructuring.
(b) the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks:	Yes	Management specifically identifies the Fund's principal risks and reports to the Board thereon. The Board has established committees to review and monitor the systems put in place to address these risks. As an example, the Environmental, Corporate Governance and Reserve Review Committee regularly reviews the Corporation's environmental, health and safety management system, and through the Corporation's Chief Executive Officer, monitors its operation. The same committee reviews the reserve reports prepared by independent reservoir engineering firms, meets with the independent engineers and with management and is apprised of any major changes, or potential future changes to reserves and reserves reporting. Following its review, the committee meets with the full Board to make recommendations regarding the acceptance of such reports. In addition, this committee considers the human resources, organizational structure and succession planning matters annually and reports to the Board. It also reviews the Corporation's overall external communication policies to ensure effective communication with the shareholders and the public. As a further example, the Audit Committee regularly reviews corporate risks, internal control systems, risk management and mitigation, including hedging policies and activities and the implementation of accounting guidelines. The Compensation Committee regularly reviews the competitive position of the Fund in the area of human resources.
(c) succession planning, including appointing, training and monitoring senior management:	Yes	The Board regularly reviews the issues of appointing, training and monitoring senior management as they apply to the management of the assets and operations of the Fund. As part of this review, the Compensation Committee reviews the compensation paid to management annually. Annual reviews of the performance of senior management are conducted by the Compensation Committee.

TSX Guidelines	Compliant	Implementation of the Guidelines
(d) a communications policy for the Corporation:	Yes	The Board and management have put structures in place to avoid selective disclosure and to ensure open, accessible and effective communication within the Corporation as well as between the Corporation, its stakeholders, the public and regulatory authorities. These structures include Audit Committee review and approval of the financial statements with accompanying management discussion and analysis and Board review and approval of all significant disclosure documents such as annual and quarterly reports, financial statements, annual information forms, circulars and press releases regarding material events. The Environmental, Corporate Governance and Reserve Review Committee reviews and approves disclosure of reserves data. Shiningbank also maintains an extensive website at www.shiningbank.com to provide investors with current information pertaining to the Fund and has also established facilities to broadcast live conference calls respecting major developments which are promptly made available via the Internet or telephone.
(e) the integrity of the Corporation's internal control and management information systems:	Yes	Management has implemented an effective system of internal controls, including the management of information systems. Various committees of the Board regularly review, advise and report to the Board on corporate strategy in the following areas: (i) Human Resources: policies and remuneration; (ii) Risk Management and Environment: all issues, including minimization of the major operating risks faced by the Corporation and environmental and health and safety compliance; (iii) Audit and Finance: compliance of financial reporting with GAAP, oversight of all financing plans and control and management of information systems, monitoring of the independence and performance of the external auditors; (iv) Corporate Governance: determining Board priorities and reviewing the effectiveness of management's interaction with and responsiveness to the Board; and (v) Reserves: review of independent reserves evaluators and reserve evaluation reports to ensure reserves are reported fairly and to ensure the Board is apprised of any major changes or potential changes to reserves and reserves reporting standards, review of the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities and procedures for providing information to the reserves evaluators, and review and recommend to the Board in relation to content and filing of statements required under National Instrument 51-101 following the meeting with the independent reserves evaluators and management.

	TSX Guidelines	Compliant	Implementation of the Guidelines
2.	*The Board of Directors of every Corporation shall be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the Corporation has a significant shareholder, in addition to the majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the Corporation or the significant shareholder.*	Yes	The Board is presently comprised of five directors, the majority of whom are considered unrelated. Other than Mr. Nielsen, none of the unrelated directors or their associates have worked for the Fund or the Corporation, have material contracts with the Fund or the Corporation or have received material remuneration from the Fund (other than in the form of unit options) or the Corporation in excess of directors' fees. The Board participates in the Fund's Option Plan. The Board meets independently of management when appropriate. The Unitholders of the Fund have the right to elect the Board of Directors of the Corporation. There is no significant Unitholder having the ability to exercise a majority of the votes for the election of directors of the Corporation.
3.	*The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a Corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the Corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the principles supporting this conclusion.*	Yes	A majority of the Board is comprised of unrelated directors, specifically: David M. Fitzpatrick (President and CEO of the Corporation)-related Arne R. Nielsen (Chairman of the Board)- unrelated* Warren D. Steckley- unrelated Edward W. Best- unrelated D. Grant Gunderson- unrelated *Mr. Nielsen does not have a direct or indirect material relationship with the Corporation and is not currently a member of management, having resigned in July of 2003 and under MI 52-110 he is considered to be independent.
4.	*The Board of Directors of every Corporation shall appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.*	Yes	Proposals to the Board regarding new nominees to the Board and the assessment of directors on an ongoing basis are functions performed by the Environmental, Corporate Governance and Reserve Review Committee which is comprised entirely of unrelated directors. This committee has established a written charter that clearly establishes the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board. In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board considers necessary to possess as a whole, the competencies and skills the Board considers each existing director needs to possess and the competencies and skills each new nominee will bring to the boardroom.

	TSX Guidelines	Compliant	Implementation of the Guidelines
5.	*Every Board of Directors should implement a process to be carried out by the nominating committee for assessing the effectiveness of the board as a whole, the committees of the board, and the contribution of individual directors.*	Partially	The Board has determined that the implementation of a performance assessment mechanism for individual directors is neither practical nor realistically effective. The mandate of the Environmental, Corporate Governance and Reserve Review Committee includes: (i) monitoring the quality of the relationship between management and the Board and recommending improvements; (ii) annually assessing the effectiveness of the Board and each of its committees; (iii) reviewing the Terms of Reference of committees and recommending changes to the Board if required; (iv) reviewing the structures and procedures of the Board and its relationship to management to ensure the Board can function independently of management; and (v) reviewing the Corporation's overall approach to corporate governance and, as appropriate, making recommendations to the Board.
6.	*Every Corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.*	Yes	The Chairman is responsible for orienting new and existing directors. From time to time, presentations are made to the Board on directors' duties and responsibilities. New directors will meet with management to familiarize themselves with the business and operations, and management is available to meet with the directors upon request. The Environmental, Corporate Governance and Reserve Review Committee tours field sites periodically, which serves to give the directors additional insight into the Corporation's business. In addition, each new director is provided materials detailing the responsibilities of (a) the committees on which he sits, (b) the Chairman, and (c) the President and CEO, as well as corporate governance materials and copies of all the Corporation's policies. Directors are kept up to date on changes affecting their responsibilities, and are encouraged to attend seminars or other learning forums with the consent of the Environmental, Corporate Governance and Reserve Review Committee.
7.	*Every Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.*	Yes	The Board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Environmental, Corporate Governance and Reserve Review Committee reviews whether the current size of the Board promotes effectiveness and efficiency. The Board currently is composed of five directors – a minimal, but sufficient number to fulfill its responsibilities effectively and efficiently.

TSX Guidelines	Compliant	Implementation of the Guidelines
8. *The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and the risks involved in being an effective director.*	Yes	The Compensation Committee has the mandate to review and make recommendations to the Board respecting the remuneration of directors. Factors such as market conditions, time commitment and responsibilities are considered in determining remuneration. It is the Board's belief that the establishment of the Corporation's long-term Option Plan assists in aligning Directors' interests with those of the Unitholders of the Fund and in attracting and retaining competent and effective executives to meet and exceed performance milestones. The Compensation Committee has established a written charter that clearly establishes the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board. One of such responsibilities is to review executive compensation disclosure before it is publicly disclosed.
9. *Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee may include one or more inside directors.*	Yes	The Corporation's Board Committees are composed entirely of unrelated directors.
10. *Every Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Corporation's approach to corporate governance issues. This committee would, amongst other things, be responsible for the Corporation's response to these governance guidelines.*	Yes	The Environmental, Corporate Governance and Reserve Review Committee has established a written mandate that includes developing the Corporation's approach to corporate governance issues and in responding to the TSX governance guidelines. The committee is keeping abreast of recent developments in this area and is assessing its current policies and procedures in light of the proposed changes. At a minimum, the committee's mandate is reviewed annually to ensure that all aspects of responsible corporate governance are being addressed.
11. *The Board of Directors, together with the CEO, should develop position descriptions for the board and the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.*	Yes	There is no specific mandate for the Board, since the Board has plenary power. Any responsibility which is not delegated to senior management or a Board Committee remains with the full Board. Each Committee has specific Terms of Reference approved by the Environmental, Corporate Governance and Reserve Review Committee. The Environmental, Corporate Governance and Reserve Review Committee reviews and recommends to the Board the CEO's authorities and responsibilities. The Board reviews and approves corporate objectives as part of its planning process and then monitors performance.
12. *Every Board of Directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities, or (ii) adopt alternative means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as a "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee.*	Yes	The Board meets independently of management on a quarterly basis. The Environmental, Corporate Governance and Reserve Review Committee is composed of unrelated directors and ensures that the Board functions independently of management. The Chairman of the Board is not a member of management of the Corporation. Each of the committees has the authority to engage and compensate independent advisors as it deems appropriate.

TSX Guidelines	Compliant	Implementation of the Guidelines
13. *The audit committee of every Board of Directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee's duties should include oversight responsibilities for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.*	Yes	The Audit Committee is composed only of outside directors. As well, none of the members of the committee have a direct or indirect material relationship with the Corporation or the Fund, and none are deemed to have a material relationship. The Terms of Reference of the Audit Committee specifically define its duties and responsibilities which include meeting separately with external auditors to discuss and review specific issues as appropriate. The Audit Committee annually recommends to the Board the auditors to be appointed and the remuneration to be paid. The auditors report directly to the Audit Committee. This committee also approves all non-audit services provided by the external auditor and reviews all financial information before it is publicly disclosed. The Audit Committee also reviews internal control systems of the Corporation and the Fund. It is the Board's position that each member of the Audit Committee is "financially literate" and accordingly sufficiently competent to provide effective review of the Corporation's finances. An individual is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. For further information, refer to the Fund's Annual Information Form.
14. *The Board of Directors should implement a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.*	Yes	Individual directors may engage outside advisers at corporate expense upon receipt of written authorization from the Environmental, Corporate Governance and Reserve Review Committee.

SCHEDULE "C"

FINANCIAL STATEMENTS OF THE FUND

CONSOLIDATED BALANCE SHEETS

($ thousands)	March 31, 2005 (unaudited)	December 31, 2004 (audited)
ASSETS		
Current assets		
Accounts receivable	**$ 43,277**	$ 50,712
Prepaid expenses	**4,473**	4,471
	47,750	55,183
Fixed assets		
Petroleum and natural gas properties and equipment	**1,149,330**	1,133,426
Accumulated depletion and depreciation	**(394,809)**	(364,814)
	754,521	768,612
Other assets	**2,617**	3,002
	$ 804,888	$ 826,797
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 41,960**	$ 40,268
Trust Unit distributions payable	**25,013**	24,930
	66,973	65,198
Long term debt (note 2)	**178,746**	182,147
Future income taxes	**31,780**	33,266
Asset retirement obligation	**30,491**	30,242
Unitholders' equity		
Trust Units (note 3)	**710,246**	706,954
Exchangeable Shares (note 3)	**7,387**	7,019
Contributed surplus (note 3)	**1,832**	1,416
Accumulated earnings	**322,892**	308,517
Accumulated Trust Unit distributions	**(545,459)**	(507,962)
	496,898	515,944
	$ 804,888	$ 826,797

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND UNITHOLDERS' EQUITY

(unaudited) ($ thousands, except per Trust Unit amounts)	Three months ended March 31, 2005	2004
Revenues		
Oil and natural gas sales	**$ 80,139**	$ 69,625
Royalties	**18,541**	13,776
	61,598	55,849
Expenses		
Transportation	**1,167**	1,335
Operating	**11,772**	11,106
General and administrative	**2,177**	1,547
Interest on long term debt	**1,844**	1,471
Depletion, depreciation and accretion	**30,637**	25,648
Trust Unit incentive compensation (note 3)	**615**	298
Internalization of management contract	**368**	734
	48,580	42,139
Earnings before taxes	**13,018**	13,710
Capital and large corporation taxes	**129**	225
Future income tax recovery	**(1,486)**	(5,311)
Net earnings	**$ 14,375**	$ 18,796
Unitholders' equity, beginning of period	**515,944**	364,215
Issue of Trust Units (note 3)	**3,292**	143,581
Change in Exchangeable Shares, net (note 3)	**368**	734
Change in contributed surplus	**416**	209
Distributions to Unitholders	**(37,497)**	(34,767)
Unitholders' equity, end of period	**$ 496,898**	$ 492,768
Net earnings per Trust Unit (note 3)		
Basic	**$ 0.26**	$ 0.40
Diluted	**$ 0.26**	$ 0.39

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,	
(unaudited) ($ thousands)	2005	2004
Operating activities		
Net earnings	**$ 14,375**	$ 18,796
Items not requiring cash		
Depletion, depreciation and accretion	**30,637**	25,648
Internalization of management contract	**368**	734
Trust Unit incentive compensation	**615**	298
Gain on sale of other assets	**–**	(621)
Future income tax recovery	**(1,486)**	(5,311)
Cash flow before change in non-cash working capital	**44,509**	39,544
Asset retirement expenditures	**(473)**	(199)
Change in non-cash working capital (note 4)	**8,972**	(10,431)
	53,008	28,914
Financing activities		
Increase (decrease) in long term debt	**(3,401)**	43,173
Distributions to Unitholders	**(37,497)**	(34,767)
Issue of Trust Units	**3,093**	143,492
	(37,805)	151,898
Change in non-cash working capital (note 4)	**83**	4,110
	(37,722)	156,008
Total cash provided	**$ 15,286**	$ 184,922
Investing activities		
Property acquisitions	**$ (1,319)**	$ (445)
Corporate acquisitions	**–**	(176,989)
Capital expenditures	**(14,462)**	(11,007)
Long term investments	**–**	(21)
Proceeds on sale of fixed assets	**10**	168
Proceeds on sale of other assets	**332**	1,000
	(15,439)	(187,294)
Change in non-cash working capital (note 4)	**153**	2,372
Total cash used	**$ (15,286)**	$ (184,922)

See selected accompanying notes to the interim financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the periods ended March 31, 2005 and 2004

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004 unless otherwise disclosed. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Shiningbank's annual report for the year ended December 31, 2004.

2. LONG TERM DEBT

The Corporation has a $250 million revolving credit facility with a syndicate of four Canadian chartered banks of which $178.7 million was drawn at March 31, 2005. The revolving period extends to April 27, 2006. If the revolving facility is not renewed on that date, it will revert to a two year term with principal payments commencing on July 28, 2006. The facility is secured by a $300 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to cash flow ratio, or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee.

3. TRUST UNITS

(a) Authorized

300,000,000 Trust Units

(b) Issued

	Number	Amount (000s)
Balance, December 31, 2004	**54,140,619**	**$ 706,954**
Issued on exercise of rights	**91,667**	**1,165**
Issued for cash under Distribution Reinvestment Plan	**87,449**	**1,933**
Less: Commissions and issue costs		**(5)**
Transfer from contributed surplus on exercise of rights		**199**
Balance, March 31, 2005	**54,319,735**	**$ 710,246**

(c) Exchangeable Shares

	Number	Amount (000s)
Balance, December 31, 2004	**263,482**	**$ 7,019**
Amortization of deferred portion		**368**
Balance, March 31, 2005	**263,482**	**$ 7,387**
Exchange ratio, March 31, 2005	**1.35755**	
Trust Units issuable upon conversion of non-escrowed shares	**357,690**	
Trust Units issuable upon conversion of escrowed shares	**480,049**	
Total Trust Units issuable upon conversion of all shares	**837,739**	

(d) Trust Unit Rights Incentive Plan

At March 31, 2005, there were 2,022,734 (2004 – 1,803,668) rights outstanding, of which 715,234 (2004 – 733,668) were exercisable at a weighted average exercise price of $13.41 (2004 – $13.60).

	Number	Weighted Average Exercise Price
Balance, December 31, 2004	**1,396,901**	**$ 14.74**
Granted	**717,500**	**21.49**
Exercised	**(91,667)**	**12.71**
Balance before reduction of exercise price	**2,022,734**	**$ 17.22**
Reduction of exercise price		**(0.29)**
Balance, March 31, 2005	**2,022,734**	**$ 16.93**

The following table summarizes information about Trust Unit rights outstanding and exercisable at March 31, 2005:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding at March 31, 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at March 31, 2005	Weighted Average Exercise Price
$10.00 to $12.99	**410,001**	**7.6**	**$ 11.84**	**250,001**	**$ 11.61**
$13.00 to $16.99	**380,234**	**6.6**	**$ 13.59**	**335,234**	**$ 13.33**
$17.00 to $21.50	**1,232,499**	**9.4**	**$ 19.65**	**129,999**	**$ 17.07**
$10.00 to $21.50	**2,022,734**	**8.5**	**$ 16.93**	**715,234**	**$ 13.41**

Shiningbank recorded Trust Unit incentive compensation expense of $615,000 during the quarter (2004 – $298,000) for rights issued between 2003 and 2005, and which vested in first quarter 2005.

During the quarter, $199,000 (2004 – $89,000) of contributed surplus was transferred to Trust Unit equity in respect of rights exercised during the period.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	Amount (000s)
Balance, December 31, 2004	**$ 1,416**
Trust Unit incentive compensation	**615**
Net benefit on rights exercised [1]	**(199)**
Balance, March 31, 2005	**$ 1,832**

[1] *Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to Unitholders' capital.*

The $3.3 million fair value of the 717,500 rights issued during the quarter was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 4.21%, volatility of 60%, life of 10 years, and a distribution yield rate of 10% representing the difference between the anticipated distribution and the anticipated drop in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. The rights granted on January 1, 2002 fully vested on January 1, 2005 and therefore, no Trust Unit incentive compensation expense related to those rights would have been recorded during the quarter. For the quarter ended March 31, 2004, Shiningbank's net income would have decreased by $127,000 due to additional Trust Unit incentive compensation expense related to those rights. Neither basic nor diluted per Trust Unit figures would have changed as a result of this additional expense.

(e) Per Trust Unit amounts

For the three months ended March 31, 2005, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 54,614,166 (2004 – 46,938,326). In computing diluted net earnings per Trust Unit, the dilutive effect of Trust Unit rights and escrowed Exchangeable Shares added 1,253,690 Trust Units (2004 – 752,148) to the weighted average number of Trust Units outstanding.

4. OTHER CASH FLOW DISCLOSURES

Change in non-cash operating working capital	(000s)
Accounts receivable	**$ 7,435**
Prepaid expenses	**(2)**
Accounts payable and accrued liabilities	**1,539**
	$ 8,972

Change in non-cash financing working capital	(000s)
Distributions payable to Unitholders	**$ 83**

Change in non-cash investing working capital	(000s)
Accounts payable for capital accruals	**$ 153**

Cash payments	(000s)
Cash payments made for taxes	**$ 4**
Cash payments made for interest	**$ 1,950**

5. FINANCIAL INSTRUMENTS

At March 31, 2005, Shiningbank held certain oil and natural gas hedge contracts, the terms of which are listed in the following table. The estimated market value at March 31, 2005, had the contracts been settled at that time, would have been a loss of $5.1 million.

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65/GJ floor $7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90/GJ floor $9.50/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling

AUDITORS' REPORT

To the Unitholders of Shiningbank Energy Income Fund

We have audited the consolidated balance sheets of Shiningbank Energy Income Fund as at December 31, 2004 and 2003 and the consolidated statements of earnings and unitholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada

March 1, 2005

CONSOLIDATED BALANCE SHEETS

December 31 ($ thousands)	2004	2003
		Restated (note 3)
ASSETS		
Current assets		
Accounts receivable	**$ 50,712**	$ 31,587
Prepaid expenses	**4,471**	2,630
	55,183	34,217
Fixed assets (note 4)		
Petroleum and natural gas properties and equipment	**1,133,426**	826,352
Accumulated depletion and depreciation	**(364,814)**	(248,670)
	768,612	577,682
Other assets	**3,002**	2,250
	$ 826,797	$ 614,149
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 40,268**	$ 30,727
Trust Unit distributions payable	**24,930**	20,428
	65,198	51,155
Long term debt (note 5)	**182,147**	121,691
Future income taxes (note 6)	**33,266**	50,564
Asset retirement obligation (note 3)	**30,242**	26,524
Unitholders' equity		
Trust Units (note 7)	**706,954**	550,267
Exchangeable Shares (note 7)	**7,019**	5,267
Contributed surplus (note 7)	**1,416**	572
Accumulated earnings	**308,517**	169,711
Accumulated Trust Unit distributions	**(507,962)**	(361,602)
	515,944	364,215
	$ 826,797	$ 614,149

See accompanying notes to the consolidated financial statements

Approved on behalf of Shiningbank Energy Income Fund by Shiningbank Energy Ltd.

Director *Director*

CONSOLIDATED STATEMENTS OF EARNINGS AND UNITHOLDERS' EQUITY

Year Ended December 31 ($ thousands, except per Trust Unit amounts)	2004	2003
		Restated (note 3)
Revenues		
Oil and natural gas sales	**$ 307,514**	$ 247,207
Royalties	**63,930**	53,628
	243,584	193,579
Expenses		
Transportation	**5,550**	5,050
Operating	**48,692**	40,536
General and administrative	**6,681**	4,649
Interest on long term debt	**6,159**	6,103
Depletion, depreciation and accretion	**118,547**	78,853
Trust Unit incentive compensation (note 7)	**1,263**	572
Internalization of management contract (note 10)	**3,511**	5,989
	190,403	141,752
Earnings before taxes	**53,181**	51,827
Capital and large corporation taxes (note 6)	**574**	595
Future income tax recovery (note 6)	**(86,199)**	(12,722)
Net earnings	**$ 138,806**	$ 63,954
Unitholders' equity, beginning of year	**364,215**	264,887
Issue of Trust Units	**156,687**	158,297
Change in Exchangeable Shares, net (note 7)	**1,752**	(1,208)
Change in contributed surplus (note 7)	**844**	572
Distributions to Unitholders	**(146,360)**	(122,287)
Unitholders' equity, end of year	**$ 515,944**	$ 364,215
Net earnings per Trust Unit (note 7)		
Basic	**$ 2.66**	$ 1.54
Diluted	**$ 2.61**	$ 1.51

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 ($ thousands)	2004	2003 Restated (note 3)
Operating activities		
Net earnings	**$ 138,806**	$ 63,954
Items not requiring cash		
Depletion, depreciation and accretion	**118,547**	78,853
Internalization of management contract	**2,693**	5,381
Trust Unit incentive compensation	**1,263**	572
Gain on sale of other assets	**(232)**	–
Future income tax recovery	**(86,199)**	(12,722)
Cash flow before change in non-cash working capital	**174,878**	136,038
Asset retirement expenditures	**(684)**	(218)
Change in non-cash working capital (note 8)	**(21,291)**	1,514
	152,903	137,334
Financing activities		
Increase in long term debt	**60,456**	6,408
Distributions to Unitholders	**(146,360)**	(122,287)
Issue of Trust Units	**155,327**	151,708
	69,423	35,829
Change in non-cash working capital (note 8)	**4,502**	512
	73,925	36,341
Total cash provided	**$ 226,828**	$ 173,675
Investing activities		
Property acquisitions	**$ (2,615)**	$ (156,829)
Corporate acquisitions (note 4)	**(177,067)**	–
Capital expenditures	**(56,339)**	(22,931)
Long term investments	**(23)**	(211)
Proceeds on sale of fixed assets	**3,496**	5,770
Proceeds on sale of other assets	**1,000**	–
	(231,548)	(174,201)
Change in non-cash working capital (note 8)	**4,720**	526
Total cash used	**$ (226,828)**	$ (173,675)

See accompanying notes to the consolidated financial statements

($ thousands, except Trust Units and per Trust Unit amounts)

1. ORGANIZATION

Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is an unincorporated open-end investment trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated May 16, 1996 and subsequently amended. Operations commenced on July 1, 1996. The beneficiaries of the Fund are the holders (the "Unitholders") of trust units (the "Trust Units").

On March 5, 2004, the Fund acquired all of the shares of Good Ridge Explorations Ltd. ("Good Ridge") through its wholly owned indirect subsidiary Shiningbank Energy Ltd. (the "Corporation"). On March 8, 2004, the Corporation acquired all of the shares of Birchill Resources Limited ("Birchill") which in turn held substantially all of its assets in a partnership. Also on March 8, 2004, the Corporation, Good Ridge and Birchill were amalgamated, continuing as Shiningbank Energy Ltd. The partnership, which was renamed Shiningbank Energy Partnership ("SEP"), remained in place and was held by the Corporation.

On December 31, 2004, the Corporation transferred substantially all of its interest in SEP to a newly formed limited partnership called Shiningbank Limited Partnership ("SLP") and SEP was wound up. SLP is held by a newly created operating trust called Shiningbank Operating Trust ("SOT"), the sole beneficiary of which is the Fund. The Corporation is the general partner of SLP.

The trust indenture provides that 300,000,000 Trust Units may be issued. Each Trust Unit represents an equal fractional beneficial interest in any distributions from the Fund and in the net assets of the Fund on termination or winding up of the Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. The trust indenture provides that Trust Units are redeemable at any time on demand by the Unitholders at amounts as determined by a market price formula. The total amount payable by the Fund in respect of all Trust Units tendered for redemption, however, may not exceed $100,000 in any calendar month.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management using Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Significant items subject to such estimates and assumptions include the amounts recorded for depletion and depreciation of the petroleum and natural gas properties, accretion of discount on asset retirement obligations, asset retirement expenditures which are based on estimates of reserves and future costs, and the amounts recorded for Trust Unit incentive compensation which are based on the estimated fair value of rights granted. By their nature, these estimates, and those related to future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Fund and its direct and indirect subsidiaries, including the Corporation, SLP, SOT, Shiningbank Holdings Corporation ("SHC") and 1130243 Alberta Inc.

(b) Fixed assets

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized. Such costs include land acquisition, geological, geophysical and drilling costs for productive and non-productive wells and directly related overhead charges. Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs. Gains or losses upon disposition of such properties are not recognized unless the disposition would alter the depletion and depreciation rate by 20% or more.

The costs of fixed assets, plus a provision for future development costs of proved undeveloped reserves, are depleted and depreciated using the unit-of-production method based on estimated total proved reserves volumes, before royalties, as determined by independent engineers. Proved reserves are converted to a common unit of measure on the basis of their approximate relative energy content. Other miscellaneous assets are depreciated on a declining balance basis at 20% per annum.

Oil and gas assets are evaluated annually to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects, exceeds the carrying amount of the cost centre. When the carrying amount is in excess, and is therefore assessed as not recoverable, an impairment loss would be recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate (see note 4).

(c) Goodwill

Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the net identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying or net book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

(d) Asset retirement obligation

Shiningbank recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimation of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying value of the asset. In periods subsequent to initial measurement, the passage of time results in liability changes and the amount of accretion is charged against current period income. The liability is also adjusted for revisions to previously used estimates.

Previously, Shiningbank recognized a provision for estimated future site restoration and abandonment costs calculated on the unit-of-production method over the remaining proved reserves. Actual site restoration and abandonment costs were charged against the liability as incurred.

(e) Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the Unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

The Fund's corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

The Fund's corporate subsidiaries are taxable Canadian corporations and are liable for tax on income that they retain. The Corporation is also subject to capital taxes in jurisdictions where such taxes apply and these taxes are deducted from distributions to Unitholders.

(f) Financial instruments

The Corporation from time to time employs financial instruments to manage exposures related to interest rates and commodity prices. These instruments are not used for speculative trading purposes. The Fund formally documents all relationships between hedging instruments and hedged items and assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. Gains and losses on commodity price hedges are included in revenues upon the sale of related production, provided there is reasonable assurance that the hedge is, and will continue to be, effective.

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of earnings.

(g) Trust Unit Rights Incentive Plan

The Fund accounts for the Trust Unit Rights Incentive Plan using the fair value based method. Under this method, compensation costs attributed to the Trust Unit rights are measured at fair value at the grant date and recognized over the vesting period, with a corresponding increase to contributed surplus. Consideration paid by employees and directors of the Corporation on the exercise of Trust Unit rights under this plan is recorded in Trust Units equity upon receipt, along with the amount of non-cash Trust Unit incentive compensation expense recognized in contributed surplus.

(h) Joint ventures

Substantially all of the Fund's petroleum and natural gas activities are conducted jointly with others and, accordingly, these financial statements reflect only the Fund's proportionate interest in such activities.

(i) Per Trust Unit amounts

Basic earnings per Trust Unit is computed by dividing net earnings by the weighted average number of Trust Units outstanding for the year. Diluted net earnings per Trust Unit amounts reflect the potential dilution that could occur if securities or other contracts to issue Trust Units were exercised or converted to Trust Units.

(j) Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered.

(k) Comparative figures

Comparative figures have been reclassified to conform to current year presentation.

3. CHANGE IN ACCOUNTING POLICIES

(a) Asset retirement obligation

Effective January 1, 2004 Shiningbank has adopted CICA handbook section 3110, "Asset Retirement Obligations." The standard requires the recognition and measurement of liabilities related to legal obligations to retire property, plant and equipment upon acquisition of the liability. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized and depleted into earnings over time.

This change in accounting policy has been adopted retroactively with restatement of the prior period presented for comparative purposes. The effect of the adoption is as follows:

Balance sheet	December 31, 2003	December 31, 2002
Increase in fixed assets for asset retirement costs	$ 12,531	$ 13,521
Net increase in asset retirement obligation	15,329	15,560
Decrease in future income tax liability	(771)	(493)
Decrease in accumulated earnings	(2,028)	(1,546)

Statement of earnings	Year ended December 31, 2003
Accretion expense on asset retirement obligation	$ 1,981
Increased depletion due to asset retirement costs	1,845
Eliminate prior provision for site restoration	(3,066)
Increase future income tax recovery	(277)
Net earnings impact	$ 483
Basic net earnings per Trust Unit	$ 0.01
Diluted net earnings per Trust Unit	$ 0.01

The estimated asset retirement obligation is based upon the Fund's net ownership interest in each area, estimated costs to abandon and reclaim wells and facilities in the area, and the anticipated timing of such expenditures.

Undiscounted expenditures totalling $37.6 million are expected to be made over the next 33 years. The Fund's credit adjusted risk free rate of 7% and an inflation rate of 2% were used to calculate the present value of the obligation.

The Fund's asset retirement obligation is as follows:

	Year ended December 31, 2004	Year ended December 31, 2003
Carrying amount, beginning of year	**$ 26,524**	$ 23,907
Liability incurred during the year, net of dispositions	**2,212**	854
Settlement of liability during the year	**(684)**	(218)
Accretion expense	**2,190**	1,981
Carrying amount, end of year	**$ 30,242**	$ 26,524

3. CHANGE IN ACCOUNTING POLICIES (continued)

(b) Trust Unit incentive compensation

During 2003 the Fund elected to adopt the amendments to the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." The section was adopted effective January 1, 2003 and Trust Unit incentive compensation expense of $572,000 was recorded in 2003 for rights granted during 2003 and vesting within the year.

(c) Hedging relationships

Effective January 1, 2004, the Fund adopted Accounting Guideline 13, "Hedging Relationships" that establishes standards for the documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. The adoption of this standard had no effect on the Fund's financial results.

4. FIXED ASSETS

(a) Acquisition of Birchill Resources Limited

Effective January 1, 2004, the Corporation acquired all the outstanding shares of Birchill for $170.1 million. The transaction closed on March 8, 2004. The acquisition was accounted for by the purchase method and the results of operations of Birchill are included in the accounts from the closing date. Birchill and the Corporation were subsequently amalgamated.

Cash consideration	$ 169,639
Related fees and expenses	463
Cost of acquisition	$ 170,102
Working capital deficiency	$ (5,724)
Future income tax	(66,700)
Asset retirement obligation	(3,028)
Petroleum and natural gas properties and equipment	245,554
Total consideration	$ 170,102

(b) Acquisition of Good Ridge Explorations Ltd.

Effective January 1, 2004 the Corporation acquired all the outstanding shares of Good Ridge for $7.0 million. The transaction closed on March 5, 2004. The acquisition was accounted for by the purchase method and the results of operations of Good Ridge are included in the accounts from the closing date. Good Ridge and the Corporation were subsequently amalgamated.

Cash consideration	$ 6,935
Related fees and expenses	30
Cost of acquisition	$ 6,965
Working capital	$ 578
Future income tax	(2,201)
Asset retirement obligation	(147)
Petroleum and natural gas properties and equipment	7,025
Goodwill	1,710
Total consideration	$ 6,965

4. FIXED ASSETS (continued)

(c) Ceiling test

The Fund performed a ceiling test calculation at December 31, 2004 to assess the recoverable value of fixed assets. Future prices were obtained from third parties, adjusted for commodity differentials specific to the Fund, and then escalated based on factors in the Fund's year-end independent reserves evaluation. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from proved reserves exceeded the carrying value of the Fund's fixed assets at December 31, 2004.

	Oil		Gas	
Year	WTI US$/bbl	Edmonton Light C$/bbl	AECO C$/mmbtu	Alberta Reference C$/mmbtu
2005	$ 44.29	$ 51.25	$ 6.97	$ 6.76
2006	41.60	48.03	6.66	6.45
2007	37.09	42.64	6.21	6.00
2008	33.46	38.31	5.73	5.55
2009	31.84	36.36	5.37	5.21
2010	32.32	36.91	5.47	5.31
2011	32.80	37.47	5.57	5.38
2012	33.30	38.03	5.67	5.48
2013	33.79	38.61	5.77	5.58
2014	34.30	39.19	5.87	5.68
2015	34.82	39.78	5.98	5.79
Thereafter	+ 1.5% / annum	+ 1.5% / annum	+ 1.5% / annum	+ 1.5% / annum

5. LONG TERM DEBT

The Corporation has a $225 million revolving credit facility with a syndicate of four Canadian chartered banks of which $182.1 million was drawn at December 31, 2004 (2003 - $121.7 million). The revolving period extends to April 27, 2005. If the revolving facility is not renewed on that date, it will revert to a two year term with principal payments commencing on July 28, 2005. The facility is secured by a $300 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to cash flow ratio, or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee.

6. INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to the Corporation's and SHC's earnings before income taxes. This difference results from the following items:

	2004	2003
Taxable loss of the Corporation and SHC	**$ (27,800)**	$ (17,400)
Combined federal and provincial tax rate	**38.62%**	40.60%
Computed income tax recovery	**(10,700)**	(7,100)
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	**3,500**	1,800
Other	**2,901**	(222)
Internalization of management contract	**1,400**	2,400
Resource allowance	**(1,800)**	(1,900)
Change in tax rate	**(3,100)**	(7,700)
Internal restructuring	**(78,400)**	–
Future income tax recovery	**(86,199)**	(12,722)
Capital and large corporation taxes	**574**	595
Income and capital taxes	**$ (85,625)**	$ (12,127)

The recovery of future income taxes, through the internal restructuring, resulted from the transfer of the partnership acquired in the Birchill acquisition from the Corporation to a new operating trust, the beneficiary of which is the Fund.

The components of the Corporation's and SHC's future income tax liability at December 31, are as follows:

	2004	2003
Future income taxes:		
Oil and natural gas properties	**$ 49,151**	$ 59,999
Asset retirement obligation	**(9,084)**	(4,636)
Non-capital losses	**(4,383)**	(3,935)
Other	**(2,418)**	(864)
	$ 33,266	$ 50,564

7. TRUST UNITS

(a) Authorized

300,000,000 Trust Units

(b) Issued

	2004		2003	
	Number	Amount	Number	Amount
Balance, beginning of year	**44,343,415**	**$ 550,267**	33,193,937	$ 391,970
Issued for cash	**8,800,000**	**149,600**	10,338,500	155,078
Less: Commissions and issue costs		**(8,143)**		(8,216)
Issued on exercise of rights	**618,166**	**8,024**	134,673	1,831
Issued for cash under Dividend Reinvestment Plan	**296,538**	**5,846**	179,488	3,016
Issued on conversion of Exchangeable Shares	**82,500**	**941**	496,817	6,588
Transfer from contributed surplus on exercise of rights		**419**		–
Balance, end of year	**54,140,619**	**$ 706,954**	44,343,415	$ 550,267

(c) Exchangeable Shares

On October 9, 2002, SHC issued 1,136,614 Exchangeable Shares in connection with the management internalization transaction. The Exchangeable Shares are exchangeable, at the option of the holder, into Trust Units for no additional consideration. As at December 31, 2004, 353,614 (2003 – 555,678) Exchangeable Shares were held in escrow to be released over periods up to October 2007 under the terms of two escrow agreements. The number of Trust Units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is adjusted by the distributions paid to Unitholders divided by the 10-day weighted average unit price preceding the record date. The Exchangeable Shares are not eligible for distributions.

	2004		2003	
	Number	Amount	Number	Amount
Balance, beginning of year	**126,290**	**$ 5,267**	378,872	$ 6,475
Released from escrow	**202,064**	**–**	202,064	–
Conversion of Exchangeable Shares	**(64,872)**	**(941)**	(454,646)	(6,589)
Amortization of deferred portion		**2,693**		5,381
Balance, end of year	**263,482**	**$ 7,019**	126,290	$ 5,267
Exchange ratio, end of year	**1.32647**		1.18417	
Trust Units issuable upon conversion of non-escrowed shares	**349,501**		149,549	
Trust Units issuable upon conversion of escrowed shares	**469,058**		658,016	
Total Trust Units issuable upon conversion of all shares	**818,559**		807,565	

(d) Trust Unit Rights Incentive Plan

Under Shiningbank's Trust Unit Rights Incentive Plan the initial exercise price of rights granted may not be less than the current market price of the Trust Units as of the date of grant and the maximum term of each right is not to exceed 10 years. The exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to Unitholders in any calendar quarter exceed 2.5% (10% annually) of the Fund's consolidated net book value of fixed assets. A total of 3,197,796 Trust Units have been reserved for issuance under the plan. At December 31, 2004, there were 1,396,901 (2003 – 1,460,067) rights outstanding, of which 395,234 (2003 – 583,401) were exercisable at a weighted average exercise price of $13.34 (2003 – $14.20). In January 2005, a further 717,500 Trust Unit rights were granted.

	2004		2003	
Rights	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	**1,460,067**	**$ 13.93**	1,059,000	$ 15.00
Granted	**580,000**	**$ 18.75**	525,000	$ 15.24
Forfeited	**(25,000)**	**$ 16.44**	–	$ –
Exercised	**(618,166)**	**$ 12.98**	(123,933)	$ 13.44
Balance before reduction of exercise price	**1,396,901**	**$ 16.31**	1,460,067	$ 15.22
Reduction of exercise price		**(1.57)**		(1.29)
Balance, end of year	**1,396,901**	**$ 14.74**	1,460,067	$ 13.93

The following table summarizes information about Trust Unit rights outstanding and exercisable at December 31, 2004:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2004	Weighted Average Exercise Price
$10.00 to $12.99	**481,667**	**7.8**	**$ 12.08**	**65,000**	**$ 11.96**
$13.00 to $16.99	**380,234**	**6.8**	**$ 13.92**	**330,234**	**$ 13.62**
$17.00 to $21.50	**535,000**	**9.1**	**$ 17.71**	**–**	**$ –**
$10.00 to $21.50	**1,396,901**	**8.0**	**$ 14.74**	**395,234**	**$ 13.34**

Shiningbank recorded Trust Unit incentive compensation expense of $1,263,000 for the year ended December 31, 2004 (2003 – $572,000) for rights issued in 2003 and 2004, and vesting within the year.

During the year, $419,000 (2003 – $nil) of contributed surplus was transferred to Trust Unit equity in respect of rights exercised during the period.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	2004	2003
Balance, beginning of year	**$ 572**	$ –
Trust Unit incentive compensation	**1,263**	572
Net benefit on rights exercised[1]	**(419)**	–
Balance, end of year	**$ 1,416**	$ 572

[1] *Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to Unitholders' capital.*

The fair value of the 580,000 rights issued during the year was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rates ranging from 4.33 to 4.82% (2003 – 4.16 to 4.76%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated drop in the strike price.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. For the years ended December 31, 2004 and 2003, Shiningbank's net income would have decreased by $508,000 per year ($0.01 per basic and diluted Trust Unit in 2003 and 2004) due to additional Trust Unit incentive compensation expense related to rights granted in 2002.

(e) Distribution Reinvestment Plan

The Distribution Reinvestment Plan ("DRIP") entitles eligible Unitholders to purchase additional Trust Units by re-investing their cash distributions or by making additional optional cash payments of up to a maximum of $3,000 per quarter for the purchase of additional Trust Units. Trust Units are acquired on the open market at the prevailing market price or issued from treasury at the average market price over the last 10 days of trading. During 2004, 296,538 Trust Units were issued from treasury (2003 – 179,488) under the DRIP for proceeds of $5.8 million (2003 – $3.0 million).

(f) Per Trust Unit amounts

For the year ended December 31, 2004, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 52,208,852 (2003 – 41,594,854). In computing diluted net earnings per Trust Unit, the dilutive effect of unit rights and escrowed Exchangeable Shares, added 984,155 Trust Units (2003 – 772,760) to the weighted average number of Trust Units outstanding.

8. OTHER CASH FLOW DISCLOSURES

(a) Change in non-cash operating working capital

	2004	2003
Accounts receivable	**$ (24,271)**	$ (7,950)
Prepaid expenses	**(1,841)**	248
Accounts payable and accrued liabilities	**4,821**	9,216
	$ (21,291)	$ 1,514

(b) Change in non-cash financing working capital

	2004	2003
Distributions payable to Unitholders	**$ 4,502**	$ 512

(c) Change in non-cash investing working capital

	2004	2003
Accounts payable for capital accruals	**$ 4,720**	$ 526

(d) Cash payments

	2004	2003
Cash payments made for taxes	**$ 1,231**	$ 625
Cash payments made for interest	**$ 6,023**	$ 6,077

9. FINANCIAL INSTRUMENTS

As at December 31, 2004, there are no significant differences between the carrying amounts and the fair value of accounts receivable, accounts payable, accrued liabilities, Trust Unit distributions payable, and long-term debt. The Corporation is exposed to interest rate variance on the long term debt disclosed in the balance sheet. Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

9. FINANCIAL INSTRUMENTS (continued)

Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risk. Substantially all derivative financial instruments are entered into with Canadian chartered banks in order to reduce credit risk.

At December 31, 2004, Shiningbank held certain oil and natural gas hedge contracts, the terms of which are listed in the following table. The estimated market value at December 31, 2004, had the contracts been settled at that time, would have been a loss of $103,484.

Period	Commodity	Volume	Price
April 1, 2004 – March 31, 2005	Gas	5,000 GJ/d	$5.91/GJ
November 1, 2004 – March 31, 2005	Gas	5,000 GJ/d	$7.50/GJ floor $11.00/GJ ceiling
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ floor $6.39/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling

Subsequent to December 31, 2004, Shiningbank entered into two additional hedge contracts.

Period	Commodity	Volume	Price
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ

10. INTERNALIZATION OF MANAGEMENT CONTRACT

Effective October 9, 2002, the Fund acquired all of the outstanding shares of Shiningbank Energy Management Inc., the former Manager of the Fund. Total consideration for the transaction consisted of a cash payment of $2.91 million plus 1,136,614 Exchangeable Shares. Total consideration was reduced by $1.8 million to provide for performance/retention bonuses to be paid to employees. During 2004, the remainder of this bonus pool, or $817,250 (2003 – $582,750) was paid out in cash and expensed.

Total consideration:	
Cash	**$ 2,910**
Exchangeable Shares issued	**16,490**
Costs associated with the transaction	**1,195**
Total purchase price	**$ 20,595**

Prior to the acquisition, the Fund paid fees to the former Manager of 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of the management agreement. The acquisition resulted in the elimination of all fees and dividends under the management contract.

Exchangeable Shares in the amount of $10.0 million were originally subject to escrow provisions and are being deferred and amortized into income as internalization of management contract expense over the specific vesting periods through 2007. For the year ending December 31, 2004, $2,693,400 (2003 – $5,380,600) has been recorded as expense representing the amortization of these escrowed Exchangeable Shares.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF BIRCHILL RESOURCES LIMITED FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

AUDITORS' REPORT TO THE DIRECTORS

We have audited the consolidated balance sheets of Birchill Resources Limited as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) **KPMG LLP**
Chartered Accountants

Toronto, Canada

February 20, 2004

BIRCHILL RESOURCES LIMITED

Consolidated Balance Sheets

December 31, 2003 and 2002

		2003		2002 (Restated – note 1)
Assets				
Current assets:				
Accounts receivable	$	13,536,303	$	13,034,462
Property, plant and equipment (note 3)		210,935,796		182,732,522
Investments (note 4)		3,951,366		799,800
Portfolio investments (note 10)		-		15,951,419
Pension assets in excess of accrued benefit cost (note 5)		564,000		732,000
	$	228,987,465	$	213,250,203

Liabilities and Shareholders' Equity

		2003		2002
Current liabilities:				
Bank indebtedness (note 6)	$	414,016	$	3,807,524
Accounts payable and accrued liabilities		15,456,566		9,245,827
Income taxes payable		54,599		273,931
		15,925,181		13,327,282
Loans payable (note 11(b))		-		29,844,440
Convertible debenture payable (note 7)		-		10,000,000
Provision for site restoration		712,263		530,088
Future income taxes		42,482,004		41,435,167
		59,119,448		95,136,977
Shareholders' equity:				
Capital stock (note 7)		121,526,231		79,500,001
Retained earnings		48,341,786		38,613,225
		169,868,017		118,113,226
Contingencies (note 8)				
Subsequent events (note 14)				
	$	228,987,465	$	213,250,203

See accompanying notes to consolidated financial statements.

On behalf of the Board:

"*Louis Brenninkmeijer*", Director

"*Tim Stockman*", Director

BIRCHILL RESOURCES LIMITED
Consolidated Statements of Earnings and Retained Earnings

Years ended December 31, 2003 and 2002

	2003	2002 (Restated – note 1)
Revenue from oil and gas operations	$ 55,793,225	$ 43,978,850
Oil and gas expenses:		
Production	13,938,559	9,153,082
General and administrative	3,718,126	2,796,518
Depletion and depreciation	20,331,015	15,150,227
Site restoration	1,418,925	253,438
Interest expense (income)	358,984	(8,656)
	39,765,609	27,344,609
Earnings from continuing operations before income taxes	16,027,616	16,634,241
Taxes (note 9):		
Current	620,046	400,000
Future	2,144,720	5,663,980
	2,764,766	6,063,980
Net earnings from continuing operations	13,262,850	10,570,261
(Loss) earnings from discontinued operations, net of income taxes (note 10)	(3,534,289)	5,216,685
Net earnings	9,728,561	15,786,946
Retained earnings, beginning of year:		
As previously reported	82,139,455	72,921,154
Retained earnings (deficit) of Trilwood from commencement of operations	(43,526,230)	54,455,125
As restated	38,613,225	127,376,279
Dividends paid	-	(105,000,000)
Pension plan adjustment	-	450,000
Retained earnings, end of year	$ 48,341,786	$ 38,613,225

See accompanying notes to consolidated financial statements.

BIRCHILL RESOURCES LIMITED

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002 (Restated – note 1)
Cash provided by (used in):		
Operations:		
Net earnings from continuing operations	$ 13,262,850	$ 10,570,261
Items included in net earnings not affecting cash:		
Future income taxes	2,144,720	5,663,980
Site restoration	1,418,925	253,435
Site restoration costs paid	(1,236,750)	(289,980)
Depletion and depreciation	20,331,015	15,150,227
Pension expense	168,000	-
	36,088,760	31,347,923
Changes in non-cash working capital items:		
Accounts receivable	(1,081,277)	(4,661,762)
Accounts payable and accrued liabilities	3,196,543	3,235,217
Income taxes payable	14,357	(5,216,993)
	38,218,383	24,704,385
Financing:		
Bank indebtedness	(3,393,508)	3,807,524
Issuance of common shares	48,000,000	-
Redemption of preferred share	(5,973,770)	-
Reduction of paid-up capital on common shares	-	(38,500,000)
Redemption of convertible debenture	(10,000,000)	-
Loans payable	(29,844,440)	10,276,940
Dividends paid	-	(105,000,000)
Pension plan adjustment	-	450,000
	(1,211,718)	(128,965,536)
Investments:		
Purchase of investments	(2,588,616)	(799,800)
Additions to property, plant and equipment	(49,265,323)	(39,195,237)
Cash calls receivable	1,921,256	(1,118,528)
Change in non-cash working capital	2,661,675	949,300
Pension assets in excess of accrued benefits	-	(732,000)
	(47,271,008)	(40,896,265)
Net cash provided by discontinued operations (note 10)	10,264,343	134,100,797
Decrease in cash	-	(11,056,619)
Cash, beginning of year	-	11,056,619
Cash, end of year	$ -	$ -

See accompanying notes to consolidated financial statements.

1. **Basis of presentation:**

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.

On January 1, 2003 Trilwood Investment Limited ("Trilwood"), a company under the common control of the ultimate parent company, was amalgamated with the Company. The name of the combined company continues as Birchill Resources Limited.

The Company has accounted for this transaction as continuity of interests and, as a result, these financial statements present the assets, liabilities and results of operations as if the companies were combined since their inception. The comparative figures represent the combined financial information of the predecessor companies. All significant intercompany balances and transactions have been eliminated.

The net assets of the companies on December 31, 2002 prior to the combination were as follows:

	Birchill	Trilwood	Total
Current assets	$ 12,797,067	$ 237,395	$ 13,034,462
Non-current assets	184,264,323	15,951,418	200,215,741
Current liabilities	12,956,678	370,603	13,327,281
Long-term liabilities	71,965,255	9,844,440	81,809,695
Shareholders' equity	112,139,456	5,973,770	118,113,226
Net earnings	7,568,301	8,218,645	15,786,946

2. **Significant accounting policies:**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant policies summarized below:

(a) Petroleum and natural gas operations:

The Company follows the full cost method of accounting whereby all costs of exploring for and developing petroleum, natural gas and related reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, and overhead charges directly related to acquisition, exploration and development activities.

Such costs, including production equipment, are depleted and depreciated on the unit-of-production method based on estimated gross proved reserves as determined by external petroleum engineers. In calculating depletion, natural gas reserves are converted to equivalent units of crude oil based on the energy equivalents of each product (6mcf = 1 bbl).

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether an

impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The capitalized costs less accumulated depletion, depreciation and provision for site restoration are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairment) of unproved properties. Future net revenue is determined after provision for royalties, direct operating costs and future development expenditures. The above amount is further limited by a deduction for future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

A significant portion of the exploration, development and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

(b) Future site restoration costs:

Estimated future site restoration costs are provided for using the unit-of-production method based on estimated gross proved reserves. Costs are estimated based on current regulations, technology and industry standards and practices. The annual charge is recorded as site restoration expense and the accumulated provision is reflected as a long-term liability. Site restoration expenditures are charged to the accumulated provision account as incurred.

(c) Furniture and equipment:

Office furniture and equipment is stated at cost and is depreciated by the declining balance method over their estimated useful life.

(d) Sales price hedging for crude oil and natural gas:

The Company periodically uses futures contracts and physical sales arrangements for crude oil and natural gas to manage the prices received for production, and to reduce the impact of price fluctuations on revenues. Gains and losses associated with sales under futures contracts are recognized as adjustments to oil and gas sales revenue when the hedged volumes are sold.

For cash flow hedges, effectiveness is achieved if the changes in the cash flows of the derivative substantially offset the changes in the cash flows of the hedged position and the timing of the cash flows is similar. Effectiveness for fair value hedges is achieved if the fair value of the derivative substantially offsets changes in the fair value attributable to the hedged item. In the event that a derivative does not meet the designation or effectiveness criteria, the gain or loss on the derivative is recognized in earnings. If a derivative that qualifies as a hedge is settled early, the gain or loss at settlement is deferred and recognized when the gain or loss on the hedged transaction is recognized.

(e) Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for future tax

consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the year that substantive enactment or enactment occurs.

(f) Investments:

Investments in companies subject to significant influence are accounted for using the equity method, all other investments are recorded at cost.

(g) Foreign currency translation:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end rates of exchange. Revenues and expenses are translated at the rates in effect at the time of the transactions. Foreign currency gains and losses are included in the determination of net earnings.

3. **Property, plant and equipment:**

2003	Cost	Accumulated depletion and depreciation	Net book value
Petroleum and natural gas properties	$ 228,876,789	$ 73,606,532	$ 155,270,257
Production equipment	79,498,588	24,160,017	55,338,571
Furniture and equipment	1,042,747	715,779	326,968
	$ 309,418,124	$ 98,482,328	$ 210,935,796

2002	Cost	Accumulated depletion and depreciation	Net book value
Petroleum and natural gas properties	$ 187,759,581	$ 58,192,139	$ 129,567,442
Production equipment	72,008,220	19,345,245	52,662,975
Furniture and equipment	1,458,120	956,015	502,105
	$ 261,225,921	$ 78,493,399	$ 182,732,522

As at December 31, 2003, the cost of acquiring and evaluating unproved properties excluded from the depletion calculation totalled $15,727,760 (2002 - $12,500,780). Future development costs related to proved undeveloped reserves of $16,279,000 are included in the 2003 depletion calculation.

As at December 31, 2003, the estimated future site restoration costs to be accrued over the life of the remaining proven reserves were $5,383,000 (2002 - $3,313,367). During 2003, the Company incurred $1,127,290 of remediation costs on a single lease as a result of lease contamination which had occurred prior to the Company acquiring the lease in 1994.

4. **Investments:**

The Company's investments are comprised as follows:

(a) The Company invested $3,087,750 in 17.2% of the common shares of a private company engaged in identifying coalbed methane opportunities. The investee does not have any significant operating activities as at December 31, 2003.

(b) The Company invested $863,616 in 23.1% of the common shares of a private oil and gas exploration company. The investee does not have any significant operating activities as at December 31, 2003.

5. **Pension Plan:**

Effective January 1, 2004 the Company no longer participates as an employer in a non-contributory defined benefit pension plan which covered substantially all of the employees. The plan provides pensions based on length of service and average earnings. Management has not confirmed with its employees how past service benefits will be treated for members. Consequently, no determination has been made of any gain or loss on the ultimate pension plan settlement.

Information about the pension plan as at December 31 is as follows:

	2003	2002
Fair value of plan assets	$ 3,575,000	$ 3,368,000
Accrued benefit obligation	3,027,000	2,855,000
Funded status – surplus	$ 548,000	$ 513,000
Accrued benefit asset, net of valuation allowance	$ 564,000	$ 732,000

Pension expense for the year ended December 31, 2003 was $168,000 (2002 - $52,000).

The significant weighted-average actuarial assumptions used to measure the Company's accrued benefit obligations are as follows:

Discount rate	6.50%
Expected long-term rate of return on plan assets	7.25%
Rate of compensation increase	4.00%

Benefits paid from the pension plan during the year ended December 31, 2003 were $129,000 (2002 - $249,000).

6. **Bank indebtedness:**

The Company has a credit facility in the amount of $20,000,000. The facility bears interest at the Bank of Montreal's prime lending rate, is repayable on demand and is secured by the assets of a company under common control.

7. **Capital stock:**

On January 1, 2003 the Company amalgamated with Trilwood and the Company was authorized to issue an unlimited number of the following shares:

- Class A common voting shares
- Class B common voting shares
- Class C preferred non-voting, retractable and redeemable at an amount as determined by the directors.

As a result of the amalgamation of the predecessor companies, their shares became issued and fully paid shares of the Company as follows:

- One common share of Birchill Resources Limited became one Class A share
- One Class A common share of Birchill Resources Limited became one Class B share
- 70,243,062 common shares of Trilwood became one Class C share

On August 22, 2003 articles of amendment were issued authorizing an unlimited number of Class D common voting shares.

The issued capital stock is summarized as follows:

	Number		Amount
Class A (formerly common shares of the predecessor Birchill company):			
Opening balance	37,787,000	$	25,000,001
Increase in stated capital by a transfer from Class C shares	-		43,526,230
Issuance of shares for cash	13,777,427		38,000,000
Ending balance	51,564,427	$	106,526,231
Class B (formerly Class A of the predecessor Birchill company):			
Opening and ending balance	3,571,429	$	5,000,000
Class C (formerly common shares of Trilwood):			
Opening balance	1	$	49,500,000
Decrease in stated capital by transfer to Class A shares	-		(43,526,230)
Redemption of share	(1)		(5,973,770)
Ending balance	-	$	-
Class D:			
Opening balance	-		-
Issue of shares on conversion of debenture	3,448,275	$	10,000,000
Ending balance	3,448,275	$	10,000,000
Total		$	121,526,231

In 2002, the paid-up capital of the Trilwood common shares was reduced by $38,520,000 and paid to Trilwood's parent company as a return of capital.

8. **Contingencies:**

(a) The Company has letters of credit totaling approximately $1,300,000 outstanding at December 31, 2003 relating to the Company's long-term transportation agreements.

(b) The Company has filed a statement of claim in the amount of $394,432 against a working interest owner for amounts owing on a Company operated drilling contract. The working interest owner has filed a counter claim against the Company, for an unspecified amount, alleging, amongst other claims, that the contract is invalid. It is the opinion of management that the counter claim is without merit and will be vigorously defended. The amount of potential loss, if any, as a result of the counter claim is not determinable at this time.

9. **Income taxes:**

The income tax expense varies from the amount that would be computed by applying the Canadian federal and provincial statutory tax rates to earnings from continuing operations before income taxes as follows:

		2003		2002
Expected tax rate		41.0%		42.4%
Expected income tax provision	$	6,571,222	$	7,052,918
Increase (decrease) in expected tax provision:				
Non-deductible provincial royalties and lease rentals		5,448,398		3,767,126
Capital taxes		620,046		400,000
Alberta Royalty Tax Credit		(184,696)		(212,050)
Resource allowance		(4,191,943)		(3,934,715)
Change in effective rates		(5,409,348)		(935,328)
Other		(88,913)		(73,971)
Income tax provision	$	2,764,766	$	6,063,980

Future income tax expense in 2003 included a benefit of $5,409,348 resulting from Bill C-48, an Act to amend the Income Tax Act (natural resources), being substantively enacted. The resource tax changes resulting from Bill C-48 include a change in the federal tax rate, deductibility of crown royalties and elimination of the resource allowance, which is to be phased in over the next five years.

The components of the net future income tax liability are as follows:

		2003		2002
Future income tax assets:				
Future site restoration	$	246,586	$	168,608
Net capital loss carryforwards		427,711		-
Less valuation allowance		(291,553)		-
		382,744		168,608
Future income tax liabilities:				
Property, plant and equipment		(40,701,744)		(39,440,771)
Other		(2,163,004)		(2,163,004)
Net future income tax liability	$	(42,482,004)	$	(41,435,167)

10. **Discontinued operations:**

In 2003, the Company approved a plan to cease its portfolio investment activities, close its Toronto offices and sever all of the Toronto personnel.

As a result of the Company's plan to discontinue its investment portfolio activities, the results of operations for the discontinued operations have been reported separately in the consolidated statements of earning and retained earnings and the previously reported financial statements have been reclassified.

Summarized below is selected financial information for the discontinued operations for 2003 and 2002:

		2003		2002
(Loss) gain on disposition of portfolio investments	$	(2,083,344)	$	7,534,285
Other income		1,869,555		1,744,440
Interest Expense		(1,143,230)		(1,459,632)
Operating expenses		(3,835,693)		(3,156,436)
		(5,192,712)		4,662,657
Income tax recovery (expense):				
Current		560,540		1,257,856
Future		1,097,883		(703,828)
		1,658,423		554,028
Earnings (loss) from discontinued operations	$	(3,534,289)	$	5,216,685

		2003		2002
Current assets	$	145,649	$	336,394
Furniture and equipment		-		168,084
Portfolio investments		-		15,951,419
		145,649		16,455,897
Current liabilities		1,249,303		799,050
Net (liabilities) assets from discontinued operations	$	(1,103,654)	$	15,656,847
Net cash (used in) provided by operations	$	(3,654,643)	$	1,630,715
Net cash provided by investments		13,918,986		132,470,082
Net cash provided by discontinued operations	$	10,264,343	$	134,100,797

11. **Related party transactions:**

(a) The Company earned management fees in the amount of $1,649,471 (2002 - $778,180) from a company under common control.

(b) On December 18, 2003 the Company repaid loans to the parent company and a company under common control in the amount of $29,844,440 of which $20,000,000 was interest bearing at bank prime. Interest paid was $702,876 (2002 - $839,315).

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12. **Financial instruments:**

The nature of the operations expose the Company to fluctuations in commodity prices, exchange rates and interest rates. The Company monitors and, when appropriate, utilizes financial instruments to manage its exposure to these risks.

These instruments are exposed to fluctuations in prices and rates, but by their nature of being hedges of actual or anticipated transactions, gains or losses will be offset by gains or losses on the hedged transaction.

The Company is exposed to losses in the event of non-performance by counter-parties to financial instruments.

Commodity risk management:

As at December 31, 2003, the Company has a long-term transportation agreement to deliver 4,000 MMBTU per day of natural gas to Chicago until 2008.

Fair value of financial instruments:

The carrying amounts in the balance sheet for accounts receivable, bank indebtedness, accounts payable and accrued liabilities and income taxes payable approximate the fair value as at December 31, 2003 due to the short time to maturity of these instruments.

13. **Supplemental cash flow information:**

		2003		2002
Income and capital taxes paid	$	623,704	$	688,097
Interest received		51,987		192,951
Interest paid		1,504,789		1,485,741

14. **Subsequent events:**

Pursuant to conveyance and share sale agreements dated January 1, 2004, the Company disposed of the following assets to a company with a common shareholder for cash consideration as follows:

Property, plant and equipment	$	38,735,000
Investments		4,614,578
Furniture and equipment		326,968
Total	$	43,676,546

The disposition of the property, plant and equipment did not result in a significant (greater than 20%) change to the Company's rate of depletion and depreciation and as a result, no gain or loss will be recognized. The disposition of the investments resulted in a pre-tax gain of $663,211. The fair value of the furniture and equipment approximates the net book value as at December 31, 2003. The transactions were measured at the exchange amount.

On February 19, 2004, the shareholders of the Company entered into a share purchase agreement providing for the sale of all of the shares of the Company subject to the satisfaction of certain conditions, including completion of due diligence and obtaining all necessary consents and approvals. The closing date is expected to occur on or before March 12, 2004.

In connection with the sale of certain assets on January 1, 2004 and the proposed sale of the Company's shares, certain employees and former employees would be entitled to incentive payments of up to approximately $3,350,000.

SCHEDULE "D"

MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three months ended March 31, 2005. This information is provided as of May 5, 2005. The first quarter results have been compared with the corresponding period in 2004. This MD&A should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the accompanying notes, and the December 31, 2004 Annual Information Form ("AIF"). These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

SUPPLEMENTAL DISCLOSURE

Management believes that distributions to unitholders, cash flow and operating netbacks are useful supplemental measures. Distributions to unitholders should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles ("GAAP"). All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital, which management uses to analyze operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Operating netbacks, which are calculated as average unit sales price less royalties, transportation costs and operating costs, represent the cash margin for product sold, calculated on a boe basis. Distributions to unitholders, cash flow and operating netbacks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measure for other entities.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "may," "expects" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this MD&A and in the AIF, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

BARREL OF OIL EQUIVALENT

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

REPORTING CURRENCY

All figures are in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

PRODUCTION VOLUMES

Daily Production Volumes

	Three months ended March 31,		
	2005	2004	%
Oil (bbl/d)	**2,327**	2,142	9
Natural gas (mmcf/d)	**86.8**	82.0	6
Natural gas liquids (bbl/d)	**3,242**	2,670	21
Oil equivalent (boe/d)	**20,031**	18,478	8
Natural gas % of production	**72%**	74%	(2)

First quarter daily average production grew 8% over first quarter 2004 primarily due to the acquisition of Birchill Resources Limited ("Birchill") late in first quarter 2004. Natural gas liquids ("NGL") accounted for the majority of the volume increase as a result of the acquisition of NGL-rich properties from Birchill.

A successful development drilling program and well tie-ins during the second half of 2004 also contributed to the quarter over quarter volume growth. Drilling in the first quarter was at a moderate level with the emphasis on partner-operated wells and arresting production declines. Average production in 2005 is expected to be 19,500 – 20,000 boe/d.

PRICING (INCLUDING HEDGING ACTIVITY)

Average Prices – After Hedging

	Three months ended March 31,		
	2005	2004	%
Average Prices			
Oil ($/bbl)	**$ 56.25**	$ 39.54	42
Natural gas ($/mcf)	**$ 7.03**	$ 7.05	–
Natural gas liquids ($/bbl)	**$ 45.91**	$ 35.96	28
Oil equivalent ($/boe)	**$ 44.41**	$ 41.04	8
Benchmark Prices			
WTI (US$/bbl)	**$ 49.84**	$ 35.14	42
AECO natural gas (Cdn$/mcf)	**$ 6.69**	$ 6.61	1

Natural Gas

Shiningbank's realized natural gas prices remained flat in the first quarter averaging $7.03/mcf. Hedging increased the gas price by $0.04/mcf for the quarter compared with a hedging loss of $0.01/mcf in first quarter 2004. Futures prices remain high, with summer prices averaging over $7.40/mcf and the upcoming winter prices averaging over $8.50/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $56.25/bbl, up 42% from first quarter 2004. Hedging reduced the price by $0.37/bbl for the quarter compared with a hedging loss of $2.09/bbl in first quarter 2004.

The benchmark West Texas Intermediate ("WTI") price averaged 42% higher than in first quarter 2004, however strength in the Canadian dollar partially offset this increase. Oil prices continue to be exceptionally high, with futures prices averaging over $50.00/bbl for the remainder of 2005.

NGL prices were also strong, reflecting high oil prices. The average NGL price in first quarter 2005 was 28% higher than in first quarter 2004 at $45.91/bbl. NGL prices continue to average between 80 – 85% of realized pre-hedged oil prices.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of cash flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00 /GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65 /GJ floor $7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90 /GJ floor $9.50/GJ ceiling
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling

REVENUES

	Three months ended March 31,			
(000s)	2005	% of Revenue	2004	% of Revenue
Oil	**$ 11,858**	**15**	$ 8,114	12
Natural gas	**54,567**	**68**	52,691	75
Natural gas liquids	**13,396**	**17**	8,738	13
Other income	**72**	**–**	615	1
Gas hedging	**324**	**–**	(125)	–
Oil hedging	**(78)**	**–**	(408)	(1)
	$ 80,139	**100**	$ 69,625	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended March 31,
(000s)	2005/2004
Oil and natural gas liquids	
Volume increase	**$ 2,328**
Price increase	**6,404**
Net increase	**$ 8,732**
Natural gas	
Volume increase	**$ 2,453**
Price decrease	**(128)**
Net increase	**$ 2,325**

ROYALTIES

	Three months ended March 31,		
	2005	2004	%
Total royalties, net (000s)	**$ 18,541**	$ 13,776	35
As a % of revenue	**23.1%**	19.8%	17
Per boe	**$ 10.28**	$ 8.19	26

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate increased in first quarter 2005 due to an adjustment related to prior periods regarding the Birchill acquisition. Excluding this one time adjustment, the royalty rate would have been 22.3%. The Fund expects rates to average 22.5% in 2005.

TRANSPORTATION COSTS

	Three months ended March 31,		
	2005	2004	%
Transportation costs (000s)	**$ 1,167**	$ 1,335	(13)
Per boe	**$ 0.65**	$ 0.79	(18)

Transportation costs decreased 18% on a boe basis from first quarter 2004. The decrease was the result of lower pricing following the termination of certain transportation service commitments. These terminations are not expected to impact the Fund's ability to market production.

OPERATING COSTS

	Three months ended March 31,		
	2005	2004	%
Operating costs (000s)	**$ 11,772**	$ 11,106	6
Per boe	**$ 6.53**	$ 6.60	(1)

Operating costs on a boe basis were flat in first quarter 2005, decreasing 1% from first quarter 2004. Higher field and plant maintenance costs in most areas were offset by volume increases in some areas with lower operating costs. Operating costs are expected to average $7.00/boe in 2005.

OPERATING NETBACKS

	Three months ended March 31,		
($/boe)	2005	2004	%
Oil and natural gas sales	**$ 44.41**	$ 41.40	7
Other income (loss)	**0.04**	(0.36)	(111)
Royalty expenses	**(10.28)**	(8.19)	26
Transportation expenses	**(0.65)**	(0.79)	(18)
Operating expenses	**(6.53)**	(6.60)	(1)
Operating netbacks	**$ 26.99**	$ 25.46	6

Operating netbacks increased 6% quarter over quarter due mainly to higher commodity prices which were partially offset by higher royalty expenses.

GENERAL AND ADMINISTRATIVE COSTS

	Three months ended March 31,		
	2005	2004	%
General and administrative costs (000s)	**$ 2,177**	$ 1,547	41
Per boe	**$ 1.21**	$ 0.92	32
Per average Trust Unit	**$ 0.04**	$ 0.03	33

General and administrative costs increased on all metrics including on a per boe basis and per average Trust Unit. These increases were due to higher activity levels related to acquisitions, development activities and increasing costs for corporate governance from additional regulation. Costs are expected to average $1.25/boe in 2005.

INTEREST ON LONG TERM DEBT

	Three months ended March 31,		
	2005	2004	%
Interest on long term debt (000s)	**$ 1,844**	$ 1,471	25
Per boe	**$ 1.02**	$ 0.87	17
Per average Trust Unit	**$ 0.03**	$ 0.03	–

Interest expense, which includes bank charges, increased 25% from first quarter 2004 due to higher debt levels resulting from the funding of acquisitions and capital expenditures. Shiningbank is currently in compliance with all external debt covenants.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended March 31,		
	2005	2004	%
Depletion, depreciation and accretion (000s)	**$ 30,637**	$ 25,648	19
Per boe	**$ 16.99**	$ 15.25	11

Depletion, depreciation and accretion rose 11% per boe for the first quarter. The increase was primarily related to expansion of the asset base from acquisitions made late in first quarter 2004 and associated future development costs.

TRUST UNIT INCENTIVE COMPENSATION

	Three months ended March 31,		
	2005	2004	%
Trust Unit incentive compensation (000s)	**$ 615**	$ 298	106
Per boe	**$ 0.34**	$ 0.18	89

During first quarter 2005, one new issue of Trust Unit rights was granted. The fair value of rights issued was determined using a Black-Scholes model, and will be brought into income over the vesting period of the rights. The total first quarter 2005 expense of $615,000 (2004 – $298,000) represented the fair value of rights issued during 2003 through to 2005 and which vested in first quarter 2005. All of these costs are "non-cash" costs and are not deducted in calculating distributions to unitholders.

INTERNALIZATION OF MANAGEMENT CONTRACT

	Three months ended March 31,		
	2005	2004	%
Internalization of management contract (000s)	**$ 368**	$ 734	(50)
Per boe	**$ 0.20**	$ 0.44	(55)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former Manager of the Fund. Prior to the acquisition, the Fund paid fees of 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During first quarter 2005, $368,000 (2004 – $734,000) was expensed, representing the amortization of these escrowed Exchangeable Shares.

TAXES

	Three months ended March 31,		
	2005	2004	%
Capital and large corporation taxes (000s)	**$ 129**	$ 225	(43)
Future income tax recovery (000s)	**$ (1,486)**	$ (5,311)	(72)
Per boe	**$ (0.75)**	$ (3.02)	(75)

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities.

NET EARNINGS

Shiningbank's first quarter earnings were $14.4 million or $0.26 per Trust Unit, basic and diluted. Earnings in first quarter 2004 were $18.8 million or $0.40 per Trust Unit ($0.39 diluted).

Distributions to Unitholders

	Three months ended March 31,		
(000s except per Trust Unit amounts)	2005	2004	%
Cash flow before change in non-cash working capital	**$ 44,509**	$ 39,544	13
Capital expenditures	**(14,462)**	(11,007)	31
Asset retirement expenditures	**(473)**	(199)	138
Working capital adjustments	**7,923**	6,429	23
Distributions to unitholders	**$ 37,497**	$ 34,767	8
Distributions per Trust Unit	**$ 0.69**	$ 0.69	–
Trust Units outstanding	**54,320**	53,279	2

Distributions to unitholders for the quarter increased 8% over the same period in 2004 to $37.5 million. The increase was based on higher production volumes, large gains in pricing for oil and NGL and strong gas prices.

On a per Trust Unit basis, distributions were consistent in both periods at $0.69. The increase in the number of Trust Units outstanding offset the higher cash flow. The Fund paid out 84% of its first quarter cash flow compared with 88% in first quarter 2004.

QUARTERLY FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
Oil and natural gas sales	**$ 80,139**	$ 82,453	$ 74,713	$ 80,723
Net earnings before income tax	**12,889**	13,974	12,297	12,851
Per Trust Unit – basic	**0.24**	0.26	0.24	0.24
– diluted	**0.23**	0.25	0.23	0.24
Net earnings after income tax	**14,375**	88,038	15,900	16,072
Per Trust Unit – basic	**0.26**	1.62	0.30	0.30
– diluted	**0.26**	1.60	0.29	0.29
Cash flow before change in non-cash working capital	**44,509**	47,220	42,924	45,190
Per weighted average Trust Unit	**0.81**	0.87	0.80	0.84
Distributions to unitholders	**37,497**	37,390	37,226	36,977
Per Trust Unit	**0.69**	0.69	0.69	0.69
Payout ratio	**84%**	79%	87%	82%

	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
Oil and natural gas sales	$ 69,625	$ 58,474	$ 63,046	$ 65,507
Net earnings before income tax	13,485	6,092	13,227	15,027
Per Trust Unit – basic	0.29	0.14	0.30	0.36
– diluted	0.28	0.14	0.29	0.35
Net earnings after income tax	18,796	5,354	15,517	23,583
Per Trust Unit – basic	0.40	0.12	0.35	0.56
– diluted	0.39	0.12	0.35	0.55
Cash flow before change in non-cash working capital	39,544	30,082	35,057	36,723
Per weighted average Trust Unit	0.84	0.68	0.79	0.87
Distributions to unitholders	34,767	30,629	30,442	30,330
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	88%	102%	87%	83%

Quarterly fluctuations are primarily the result of production increases due to acquisitions, the Fund's development drilling program and realized commodity prices which can be extremely volatile. Volume increases from acquisitions occurred in second quarter 2003 through the acquisition of assets at Ferrier/O'Chiese and again, in second quarter 2004 with the acquisition of Birchill.

Natural gas prices remained strong and relatively consistent through the eight quarters. Oil prices increased substantially in late 2004. With oil playing a small role in Shiningbank's overall revenues and with increased capital programs absorbing the extra cash flow, there was no change in distributions.

COSTS OF ACQUISITIONS AND DEVELOPMENT

A total of $14.5 million was spent on drilling and new facilities in first quarter 2005, compared with $11.0 million in the same period in 2004. Cash flow funded $7.0 million of these expenditures, with the balance funded by debt and proceeds from the Fund's Distribution Reinvestment Plan. The capital program funded a successful development drilling program concentrated in the Ferrier/O'Chiese area and the completion and tie-in of those wells. Most expenditures in first quarter 2005 were associated with partner-operated activities. The Fund's drilling program will be more active in the summer and fall of 2005 when drilling costs are expected to be lower.

LIQUIDITY AND CAPITAL RESOURCES

Shiningbank's ability to grow depends on access to bank lines of credit and periodic equity infusions. Smaller acquisitions through the course of a year are funded by bank debt. Equity is issued to fund single large acquisitions, or to pay down debt acquired following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

LONG TERM DEBT

The Fund has a $250 million revolving credit facility with a syndicate of four Canadian chartered banks of which $178.7 million was drawn at March 31, 2005. The revolving period extends to April 27, 2006, at which time the facility reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2006. The facility is secured by a $300 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. At March 31, 2005 the debt to cash flow ratio was 1:1.

UNITHOLDERS' EQUITY

A total of 179,116 Trust Units were issued during the quarter under the Trust Unit Rights Incentive Plan and under the Fund's Distribution Reinvestment Plan.

When equity is raised, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of May 5, 2005, the Fund had 54,437,186 Trust Units, 263,482 non-escrowed Exchangeable Shares and 353,614 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next three years under the terms of two escrow agreements. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of March 31, 2005, the exchange rate was 1 to 1.35755.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt principal[1]	$ 178,746	$ –	$ 178,746	$ –	$ –
Operating leases	8,064	1,113	3,112	3,171	668
Pipeline transportation	4,908	1,306	2,612	990	–
Total obligations	$ 191,718	$ 2,419	$ 184,470	$ 4,161	$ 668

[1] *The long term debt obligation assumes that the revolving credit line is not renewed in April 2006.*

Shiningbank has ongoing capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of cash flow, debt financing and periodic equity financing.

IMPACT OF NEW ACCOUNTING POLICIES

NON-CONTROLLING INTEREST

On March 8, 2005, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants amended its position on the reporting of exchangeable securities issued by subsidiaries of income trusts. The amendment states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. The amendment will take effect in the second quarter of 2005 and the changes may result in a restatement of 2004 earnings and comparable figures. It is not expected that these changes will have a material impact on the financial statements.

CRITICAL ACCOUNTING ESTIMATES

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

RESERVES

The Fund must estimate its reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Board's Environmental, Corporate Governance and Reserve Review Committee all review and approve the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and asset impairment test.

ASSET RETIREMENT OBLIGATION

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three months and year ended December 31, 2004. This information is provided as of March 1, 2005. The fourth quarter and year-end results have been compared with the corresponding periods in 2003. Certain comparative figures have been restated to reflect the accounting changes described in note 3 to the consolidated financial statements. This MD&A should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the accompanying notes, and the December 31, 2004 Annual Information Form ("AIF"). These documents and additional information about the Fund are available on SEDAR at ***www.sedar.com***.

SUPPLEMENTAL DISCLOSURE

Management believes that distributions to unitholders, cash flow and netbacks are useful supplemental measures. Distributions to unitholders should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles ("GAAP"). All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital, which management uses to analyze operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. Operating netbacks, which are calculated as average unit sales price less royalties, transportation costs and operating costs, represent the cash margin for product sold, calculated on a boe basis. Distributions to unitholders, cash flow and netbacks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measure for other entities.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements relating to future events. In some cases forward-looking statements can be identified by such words as "may," "expects" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this MD&A and in the AIF, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

BARREL OF OIL EQUIVALENT

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

REPORTING CURRENCY

All figures are in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

PRODUCTION VOLUMES

Daily Production Volumes

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Oil (bbl/d)	**2,502**	2,018	24	**2,381**	2,023	18
Natural gas (mmcf/d)	**90.4**	76.6	18	**86.6**	74.9	16
Natural gas liquids (bbl/d)	**3,259**	2,530	29	**3,125**	2,252	39
Oil equivalent (boe/d)	**20,833**	17,311	20	**19,933**	16,759	19
Natural gas % of production	**72%**	74%	(2)	**72%**	74%	(2)

Fourth quarter daily average production grew 20% over fourth quarter 2003, and 19% year over year. Natural gas liquids ("NGL") accounted for the majority of the volume increases as a result of the acquisition of NGL-rich properties, notably Ferrier, during the year. The volume growth in 2004 was primarily due to acquisitions, along with a successful development drilling program.

The most significant acquisitions were the first quarter 2004 purchases of Birchill Resources Limited ("Birchill") for $170.1 million and Good Ridge Explorations Ltd. ("Good Ridge") for $7.0 million. Both acquisitions closed in early March and, together, added approximately 19% to 2004 production. These acquisitions were partially offset by the natural declines of producing properties, which are estimated to average 14% per year. Production in 2005 is expected to average between 19,500 and 20,000 boe/d.

The Fund's 2004 drilling program added approximately 2,000 boe/d to year-end production rates. Due to wet weather in the spring and summer of 2004 which restricted field access, the effect of the drilling program was not fully realized until late in the year and will carry over to 2005. Production from these new wells will initially decline faster than the Fund's average. The impact is expected to be a slight increase in the average decline rate in 2005, as well as a marginal reduction in the Fund's reserve life index until the wells have stabilized at a level of long-term deliverability.

PRICING (INCLUDING HEDGING ACTIVITY)

Average Prices – After Hedging

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Average Prices						
Oil ($/bbl)	**$ 42.61**	$ 33.62	27	**$ 43.14**	$ 37.95	14
Natural gas ($/mcf)	**$ 7.20**	$ 6.32	14	**$ 7.06**	$ 7.00	1
Natural gas liquids ($/bbl)	**$ 43.70**	$ 32.93	33	**$ 40.24**	$ 33.65	20
Oil equivalent ($/boe)	**$ 43.23**	$ 36.71	18	**$ 42.14**	$ 40.42	4
Benchmark Prices						
WTI (US$/bbl)	**$ 48.28**	$ 31.21	55	**$ 41.40**	$ 31.04	33
AECO natural gas (Cdn$/mcf)	**$ 7.08**	$ 5.59	27	**$ 6.79**	$ 6.70	1

Natural Gas

Shiningbank's realized natural gas prices averaged $7.20/mcf for the fourth quarter, 14% higher than for the same period in 2003. For the full year, the average price was 1% higher than 2003 at $7.06/mcf. Natural gas pricing remained relatively flat throughout 2004 despite significant increases in oil prices. Hedging decreased the gas price by $0.11/mcf for the quarter and $0.07/mcf for the year, which compares with a 2003 hedging gain of $0.35/mcf for the quarter and $0.11/mcf for the year.

Gas pricing fundamentals remain strong. The Fund expects prices to weaken late in first quarter 2005 with the end of winter, a normal seasonal effect. The Fund also expects that there will be significant market volatility in 2005 with benchmark prices averaging in the range of Cdn$6.50 to $7.50/mcf. Shiningbank does not control the prices received for its production, but it does mitigate market risk through various methods including hedges and geographical diversity. (See "Business Risks" on page 40.)

Oil and Natural Gas Liquids

Realized oil prices for the quarter were $42.61/bbl, up 27% from fourth quarter 2003. Hedging reduced the price by $8.36/bbl for the quarter compared with a hedging loss of $1.50/bbl in fourth quarter 2003.

For full-year 2004, Shiningbank's average oil price rose 14% to $43.14/bbl. Hedging reduced the price by $5.46/bbl as compared to a $1.33/bbl decline in 2003. The benchmark West Texas Intermediate ("WTI") price averaged 33% higher than in 2003, however strength in the Canadian dollar partially offset this increase. Oil prices are expected to remain high in US dollar terms, with many analysts calling for a US$40.00/bbl average price for 2005. Futures prices at the time of writing were over US$50.00/bbl.

NGL prices were also strong, reflecting high oil prices. The average NGL price in the fourth quarter of 2004 was 33% higher than in fourth quarter 2003 at $43.70/bbl, and 20% higher for the full year at an average $40.24/bbl.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of cash flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. During 2004, the Fund hedged an average of 26% of total gas production (25% – 2003) and 39% of total oil production (37% – 2003). Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2004 – March 31, 2005	Gas	5,000 GJ/d	$5.91/GJ
November 1, 2004 – March 31, 2005	Gas	5,000 GJ/d	$7.50/GJ floor $11.00/GJ ceiling
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
January 1, 2005 – June 30, 2005	Oil	500 bbl/d	US$37.00/bbl floor US$50.50/bbl ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling

REVENUES

	Three months ended December 31,				Year ended December 31,			
(000s)	2004	% of Revenue	2003	% of Revenue	2004	% of Revenue	2003	% of Revenue
Oil	$ 11,731	14	$ 6,520	11	$ 42,352	14	$ 29,000	12
Natural gas	60,850	74	42,116	72	226,040	74	188,454	76
Natural gas liquids	13,102	15	7,664	13	46,019	15	27,667	11
Other income (loss)	(398)	–	49	–	91	–	84	–
Gas hedging	(909)	(1)	2,402	4	(2,229)	(1)	2,980	1
Oil hedging	(1,923)	(2)	(277)	–	(4,759)	(2)	(978)	–
	$ 82,453	100	$ 58,474	100	$ 307,514	100	$ 247,207	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended December 31,	Year ended December 31,
(000s)	2004/2003	2004/2003
Oil and natural gas liquids		
Volume increase	$ 3,705	$ 15,880
Price increase	5,298	12,043
Net increase	$ 9,003	$ 27,923
Natural gas		
Volume increase	$ 8,057	$ 30,388
Price increase	7,366	1,989
Net increase	$ 15,423	$ 32,377

ROYALTIES

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Total royalties, net (000s)	**$ 19,159**	$ 12,794	50	**$ 63,930**	$ 53,628	19
As a % of revenue	**23.2%**	21.9%	6	**20.8%**	21.7%	(4)
Per boe	**$ 10.00**	$ 8.03	25	**$ 8.76**	$ 8.77	–

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate was marginally lower in 2004 due to a one-time credit received in the third quarter of 2004 related to 2003 Crown royalties, offset in part by the high commodity price environment. The fourth quarter royalty rate was 6% higher due to the hedging loss experienced in 2004 as compared to a hedging gain in 2003. Hedging gains and losses affect revenue without a corresponding effect on royalties. The 2004 fourth quarter pre-hedging royalty rate was 22.4% which is comparable to the 2003 rate of 22.7% for the same period. The Fund expects that commodity prices in 2005 will be similar to those realized in 2004, resulting in little change to the 2005 royalty rate. The Alberta government provides a credit under the Alberta Royalty Credit program, which the Fund is eligible to access on a small portion of its properties. The Fund recorded the maximum credit of $500,000 in both 2004 and 2003.

TRANSPORTATION COSTS

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Transportation costs (000s)	**$ 1,186**	$ 1,293	(8)	**$ 5,550**	$ 5,050	10
Per boe	**$ 0.62**	$ 0.81	(23)	**$ 0.76**	$ 0.83	(8)

Transportation costs decreased 23% on a boe basis from fourth quarter 2003. The decrease was the result of prior quarter adjustments flowing through the fourth quarter. The 8% year over year decrease was the result of lower pricing and termination of certain transportation service commitments. In 2005, transportation costs are expected to be flat on a boe basis with 2004.

OPERATING COSTS

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Operating costs (000s)	**$ 11,465**	$ 11,058	4	**$ 48,692**	$ 40,536	20
Per boe	**$ 5.98**	$ 6.94	(14)	**$ 6.67**	$ 6.63	1

Operating costs on a boe basis decreased 14% from fourth quarter 2003 and increased 1% year over year. Higher field and plant maintenance costs in most areas were offset by volume increases in some areas with lower operating costs. The Fund expects 2005 costs to average $7.00/boe. While the Fund has gained efficiencies of scale in its operations on a per boe basis, operating costs will remain under pressure due to rising field costs, aging of the property portfolio and the likelihood of higher energy costs in 2005.

OPERATING NETBACKS

($/boe)	Three months ended December 31, 2004	2003	%	Year ended December 31, 2004	2003	%
Natural Gas Wells						
Oil and natural gas sales	**$ 44.47**	$ 35.36	26	**$ 42.90**	$ 40.12	7
Hedging gain (loss)	**(1.22)**	1.50	(181)	**(0.78)**	0.42	(286)
Royalties	**10.09**	8.07	25	**8.83**	8.91	(1)
Transportation costs	**0.65**	0.87	(25)	**0.80**	0.89	(10)
Operating costs	**5.59**	6.50	(14)	**6.29**	6.25	1
Operating netback	**$ 26.92**	$ 21.42	26	**$ 26.20**	$ 24.49	7
Oil Wells						
Oil and natural gas sales	**$ 49.70**	$ 35.27	41	**$ 46.94**	$ 39.49	19
Hedging gain (loss)	**(7.54)**	(0.97)	677	**(4.45)**	(1.00)	345
Royalties	**8.07**	7.06	14	**7.55**	6.64	14
Operating costs	**14.29**	13.50	6	**14.15**	11.96	18
Operating netback	**$ 19.80**	$ 13.74	44	**$ 20.79**	$ 19.89	5
All Wells						
Oil and natural gas sales	**$ 44.71**	$ 35.35	26	**$ 43.10**	$ 40.09	8
Hedging gain (loss)	**(1.48)**	1.33	(211)	**(0.96)**	0.33	(391)
Other income (loss)	**(0.21)**	0.03	(800)	**0.01**	–	–
Royalties	**10.00**	8.03	25	**8.76**	8.77	–
Transportation costs	**0.62**	0.81	(23)	**0.76**	0.83	(8)
Operating costs	**5.98**	6.94	(14)	**6.67**	6.63	1
Operating netback	**$ 26.42**	$ 20.93	26	**$ 25.96**	$ 24.19	7

Total operating netback increased 26% quarter over quarter due mainly to higher commodity prices and lower transportation and operating costs. The year over year operating netback increased 7% due to higher commodity prices and lower transportation costs.

GENERAL AND ADMINISTRATIVE COSTS

	Three months ended December 31, 2004	2003	%	Year ended December 31, 2004	2003	%
General and administrative costs (000s)	**$ 1,686**	$ 1,432	18	**$ 6,681**	$ 4,649	44
Per boe	**$ 0.88**	$ 0.90	(2)	**$ 0.92**	$ 0.76	21
Per average Trust Unit	**$ 0.03**	$ 0.03	–	**$ 0.13**	$ 0.11	18

General and administrative costs per boe decreased 2% from fourth quarter 2003, and increased 21% year over year. The increases, including higher per average Trust Unit metrics, were due to higher activity levels resulting from acquisitions and increasing costs for corporate governance due to additional regulation. At year end, Shiningbank had 43 full-time employees and 24 full-time and part-time consultants at its head office. Field and production staff consisted of two production superintendents, 18 full-time employees and 38 contract operators. Costs of field and production staff are included in operating costs. General and administrative costs for 2005 are expected to trend upward to approximately $1.25/boe as a result of further corporate governance and related administrative costs.

INTEREST ON LONG TERM DEBT

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Interest on long term debt (000s)	**$ 1,759**	$ 1,093	61	**$ 6,159**	$ 6,103	1
Per boe	**$ 0.92**	$ 0.69	33	**$ 0.84**	$ 1.00	(16)
Per average Trust Unit	**$ 0.03**	$ 0.02	50	**$ 0.12**	$ 0.15	(20)

Interest expense, which includes bank charges, increased 61% from fourth quarter 2003 due to higher debt levels resulting from the funding of capital expenditures. Year over year interest expense was relatively flat due to higher debt levels being offset by lower interest rates. Shiningbank is currently in compliance with all external debt covenants. Interest expense in 2005 is expected to be approximately $1.25/boe due to higher projected debt levels and interest rates.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Depletion, depreciation and accretion (000s)	**$ 32,035**	$ 22,865	40	**$ 118,547**	$ 78,853	50
Per boe	**$ 16.71**	$ 14.36	16	**$ 16.25**	$ 12.89	26

Depletion, depreciation and accretion rose 16% per boe for the fourth quarter and 26% year over year. These increases were primarily due to expansion of the asset base from acquisitions made during the first quarter and associated future development costs. The fourth quarter depletion calculation was based on December 31, 2004 reserve estimates.

The 2003 comparative figure has been restated and increased by $3.8 million as a result of the adoption of the new asset retirement obligation standard. The accretion of discount on the asset retirement liability and additional depletion due to asset retirement costs are now included as part of this expense.

TRUST UNIT INCENTIVE COMPENSATION

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Trust Unit incentive compensation (000s)	**$ 333**	$ 147	127	**$ 1,263**	$ 572	121
Per boe	**$ 0.17**	$ 0.09	89	**$ 0.17**	$ 0.09	89

During fourth quarter 2003, the Fund elected to prospectively adopt amendments to the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" for all rights issued on or after January 1, 2003. At that time, a total of $572,000 was expensed for 2003 representing the fair value of rights issued and which vested in 2003.

During fourth quarter 2004, one new issue of rights was granted. Six new issues of rights, aggregating 580,000 in total (2003 – 525,000), were granted during the year. The fair value of rights issued was determined using a Black-Scholes model, and will be brought into income over the vesting period of the rights. Expenses in 2004 of $1.3 million represented the fair value of rights issued during 2003 and 2004, and which vested in 2004. All of these costs are "non-cash" costs and are not deducted in calculating distributions to unitholders.

INTERNALIZATION OF MANAGEMENT CONTRACT

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Internalization of management contract (000s)	**$ 1,307**	$ 1,561	(16)	**$ 3,511**	$ 5,989	(41)
Per boe	**$ 0.68**	$ 0.98	(31)	**$ 0.48**	$ 0.98	(51)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former Manager of the Fund. Prior to the acquisition, the Fund paid fees of 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During 2004, $2.7 million (2003 – $5.4 million) was expensed, representing the amortization of these escrowed Exchangeable Shares. At December 31, 2004, $1.9 million was left to be amortized ($1.3 million in 2005, $0.4 million in 2006 and $0.2 million in 2007).

Total consideration for the internalization was reduced by $1.8 million at the time of the transaction to provide for performance and retention bonuses to be paid to employees. During 2004, the remaining balance of this bonus pool, or $817,250, was paid out in cash and included in internalization expenses. This compares with $582,000 paid in 2003.

TAXES

	Three months ended December 31,			Year ended December 31,		
	2004	2003	%	2004	2003	%
Capital and large corporation taxes (000s)	**$ (451)**	$ 139	(424)	**$ 574**	$ 595	(4)
Future income tax (recovery) (000s)	**$ (74,064)**	$ 738	(10,136)	**$ (86,199)**	$ (12,722)	578
Per boe	**$ (38.88)**	$ 0.55	(7,169)	**$ (11.74)**	$ (1.98)	493

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or Shiningbank Energy Ltd.

In first quarter 2004, the Alberta government passed legislation to reduce the provincial corporate income tax rate to 11.5% from 12.5% effective April 1, 2004. Shiningbank's expected future income tax rate incorporating this rate reduction is approximately 38.49% compared with the current rate of approximately 38.62% applicable to the 2004 tax year.

During the fourth quarter, the Fund changed its organizational structure to take advantage of certain tax attributes of a partnership acquired in the Birchill acquisition. These changes eliminated future income taxes payable within the Fund on income earned from the Birchill assets by taking advantage of the tax flow-through structure of that partnership. As a result of the Fund's restructuring, a reduction in future income taxes was credited to income in the fourth quarter in accordance with Canadian GAAP. The effect on earnings for the year was an additional $78.4 million, or $1.50 per Trust Unit ($1.47 diluted). Net earnings were also affected through increased depletion charges arising from future income taxes being recorded in the cost of the assets at the time of the Birchill acquisition. This additional depletion reduced earnings by $8.1 million, or $0.15 per Trust Unit, basic and diluted. The costs of the restructuring were included in general and administrative costs in the fourth quarter.

NET EARNINGS

Shiningbank's fourth quarter earnings were $88.0 million or $1.62 per Trust Unit ($1.60 diluted). Earnings in fourth quarter 2003, after restatement for the retroactive application of new accounting policies, were $5.4 million or $0.12 per Trust Unit, basic and diluted. For the year ended December 31, 2004 net earnings were $138.8 million or $2.66 per Trust Unit ($2.61 diluted), compared with restated 2003 figures of $64.0 million or $1.54 per Trust Unit ($1.51 diluted). Net earnings for the fourth quarter were increased by $78.4 million or $1.44 per Trust Unit ($1.43 diluted) as a result of an internal restructuring which reduced future income taxes. See "Taxes".

DISTRIBUTIONS TO UNITHOLDERS

	Three months ended December 31,			Year ended December 31,		
(000s except per Trust Unit amounts)	2004	2003	%	2004	2003	%
Cash flow before change in non-cash working capital	**$ 47,220**	$ 30,082	57	**$ 174,878**	$ 136,038	29
Capital expenditures	**(13,323)**	(6,865)	94	**(56,339)**	(22,931)	146
Asset retirement expenditures	**(208)**	(57)	265	**(684)**	(218)	214
Working capital adjustments	**3,701**	7,469	(50)	**28,505**	9,398	203
Distributions to unitholders	**$ 37,390**	$ 30,629	22	**$ 146,360**	$ 122,287	20
Distributions per Trust Unit	**$ 0.69**	$ 0.69	–	**$ 2.76**	$ 2.85	(3)
Trust Units outstanding	**54,141**	44,343	22	**54,141**	44,343	22

Distributions to unitholders for the quarter increased 22% over the same period in 2003 to $37.4 million, while distributions per Trust Unit were consistent in both periods at $0.69. For full-year 2004, distributions to unitholders increased 20% to $146.4 million from $122.3 million in 2003. The increases in distributions to unitholders for both periods in 2004 were due to higher production volumes, large gains in pricing for oil and NGL and strong gas prices. On a per Trust Unit basis, the effect of an increased number of Trust Units outstanding offset the increase in distributions to unitholders. Full-year distributions decreased 3% to $2.76 in 2004 from $2.85 in 2003 as a result of greater holdbacks to fund capital expenditures. The Fund paid out 84% of its cash flow in 2004 compared with 90% in 2003. Management expects that the current distribution level will continue through 2005 provided that commodity prices remain at or near 2004 levels.

2005 Cash Flow Sensitivities

The estimated sensitivity of cash flow to commodity price variables is shown in the table below.

	($000s)	Per Trust Unit
US $1 per bbl	$ 1,700	$ 0.03
Cdn $0.25 per mcf	$ 5,900	$ 0.11
US $0.01 exchange	$ 2,700	$ 0.05
100 bbl/d	$ 1,100	$ 0.02
1 mmcf/d	$ 1,700	$ 0.03
1% prime rate	$ 1,900	$ 0.03

INCOME TAX INFORMATION

In 2004, 73.57% of cash distributions paid by the Fund were required to be included in the income of unitholders. The remaining 26.43% reduced each unitholder's adjusted cost base ("ACB") for income tax purposes. A summary of cash distributions paid in 2004 and the implications for Canadian taxpayers is shown below.

Record Date	Payment Date	Distribution[1] ($ per Trust Unit)	Taxable Income ($ per Trust Unit)	ACB Reduction ($ per Trust Unit)
December 31, 2003	January 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
January 31, 2004	February 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
February 29, 2004	March 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
March 31, 2004	April 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
April 30, 2004	May 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
May 31, 2004	June 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
June 30, 2004	July 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
July 31, 2004	August 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
August 31, 2004	September 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
September 30, 2004	October 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
October 31, 2004	November 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
November 30, 2004	December 15, 2004	$ 0.23	$ 0.1692	$ 0.0608
Total		$ 2.76	$ 2.0304	$ 0.7296

[1] *Distributions for income tax purposes are based on cash received during 2004 rather than accrual-based income reported elsewhere in this report.*

For US unitholders, 82.39% of distributions were taxable in 2004. Unitholders in both Canada and the US should consult tax advisors as to the proper treatment of Shiningbank distributions for income tax purposes.

ANNUAL FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	2004	2003	2002
		Restated (note 3)	Restated (note 3)
Oil and natural gas sales	**$ 307,514**	$ 247,207	$ 142,661
Net earnings (loss) before income tax	**52,607**	51,232	(1,859)
Per Trust Unit – basic	**1.01**	1.23	(0.06)
– diluted	**0.99**	1.21	(0.06)
Net earnings after income tax	**138,806**	63,954	12,598
Per Trust Unit – basic	**2.66**	1.54	0.40
– diluted	**2.61**	1.51	0.40
Total assets	**826,797**	614,149	507,824
Total long term debt	**182,147**	121,691	115,283
Property acquisitions	**2,615**	156,829	49,595
Corporate acquisitions	**177,067**	–	–
Capital expenditures	**56,339**	22,931	11,867
Cash flow before change in non-cash working capital	**174,878**	136,038	68,243
Per weighted average Trust Unit	**3.35**	3.27	2.15
Distributions to unitholders	**146,360**	122,287	69,607
Per Trust Unit	**2.76**	2.85	2.16
Payout ratio	**84%**	90%	102%
Trust Units outstanding	**54,141**	44,343	33,194
Weighted average	**52,209**	41,595	31,677
Dividends to former Manager	**–**	–	517

Acquisitions are a key driver of Shiningbank's growth. In 2003, the Fund completed a major acquisition of properties at Ferrier/O'Chiese. In 2004, the Fund completed a major corporate acquisition of Birchill and a much smaller corporate acquisition of Good Ridge. Such acquisitions add to production volumes, revenues, earnings and assets. Revenues and earnings are also greatly affected by commodity prices, particularly natural gas prices as 72% of the Fund's 2004 production was natural gas. With its high weighting to natural gas, the Fund's revenue and earnings results closely track changes in natural gas pricing.

In 2003, substantial production growth through acquisitions and a rebound in oil and gas prices boosted revenues and earnings compared with relatively weak natural gas prices in 2002 which resulted in lower revenues and earnings. In 2004, the same combination of acquisition-driven production growth and high commodity prices resulted in higher revenues and cash flow. Earnings increased as a percentage of revenue in 2004 as a result of the recovery of future income taxes related to the Fund's internal restructuring.

QUARTERLY FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	March 31	June 30	September 30	December 31
2004				
Oil and natural gas sales	**$ 69,625**	**$ 80,723**	**$ 74,713**	**$ 82,453**
Net earnings before income tax	**13,485**	**12,851**	**12,297**	**13,974**
Per Trust Unit – basic	**0.29**	**0.24**	**0.24**	**0.26**
– diluted	**0.28**	**0.24**	**0.23**	**0.25**
Net earnings after income tax	**18,796**	**16,072**	**15,900**	**88,038**
Per Trust Unit – basic	**0.40**	**0.30**	**0.30**	**1.62**
– diluted	**0.39**	**0.29**	**0.29**	**1.60**
Cash flow before change in non-cash working capital	**39,544**	**45,190**	**42,924**	**47,220**
Per weighted average Trust Unit	**0.84**	**0.84**	**0.80**	**0.87**
Distributions to unitholders	**34,767**	**36,977**	**37,226**	**37,390**
Per Trust Unit	**0.69**	**0.69**	**0.69**	**0.69**
Payout ratio	**88%**	**82%**	**87%**	**79%**
2003				
Oil and natural gas sales	$ 60,180	$ 65,507	$ 63,046	$ 58,474
Net earnings before income tax	16,885	15,027	13,227	6,092
Per Trust Unit – basic	0.47	0.36	0.30	0.14
– diluted	0.47	0.35	0.29	0.14
Net earnings after income tax	19,499	23,583	15,517	5,354
Per Trust Unit – basic	0.55	0.56	0.35	0.12
– diluted	0.54	0.55	0.35	0.12
Cash flow before change in non-cash working capital	34,176	36,723	35,057	30,082
Per weighted average Trust Unit	0.96	0.87	0.79	0.68
Distributions to unitholders	30,886	30,330	30,442	30,629
Per Trust Unit	0.78	0.69	0.69	0.69
Payout ratio	90%	83%	87%	102%

As with Shiningbank's annual results, quarterly fluctuations are primarily the result of production increases due to acquisitions, the Fund's development drilling program and realized gas prices which can be extremely volatile. Volume increases from acquisitions occurred in second quarter 2003 through the acquisition of assets at Ferrier/O'Chiese and again, in second quarter 2004 with the acquisitions of Birchill and Good Ridge.

Natural gas prices remained strong and relatively consistent through the two years, apart from exceptionally strong prices in first quarter 2003 which led to higher distributions for that period. Oil prices increased substantially in late 2004, however, with oil playing a small role in Shiningbank's overall revenues, and with increased capital programs absorbing the extra cash flow, there was no change in distributions.

COSTS OF ACQUISITIONS AND DEVELOPMENT

During the first quarter, Shiningbank spent $177.1 million on the acquisitions of Birchill and Good Ridge. These acquisitions added approximately 19% to Shiningbank's production volumes for 2004 with the majority of additions coming in the Ferrier area, adjacent to Shiningbank's existing property and using much of the same infrastructure.

A total of $56.3 million was spent on drilling and new facilities during 2004, compared with $22.9 million in 2003. Cash flow was used to fund $27.8 million of these expenditures, with the balance being funded by debt. The increased expenditures funded a successful development drilling program concentrated in the Ferrier/O'Chiese area. Of the year's total, $13.3 million was spent in the fourth quarter compared with $6.9 million in fourth quarter 2003. A total of 96 wells (20.3 net) were drilled in 2004, 88 (18.5 net) of which were successful gas wells, four (0.9 net) were successful oil wells and four (0.9 net) were dry and abandoned. In addition, Shiningbank farmed-out an additional 30 wells for which no costs were incurred.

In 2005, the Fund plans to spend approximately $50 million on drilling, new facilities and maintenance capital. This will be funded through a combination of cash flow and debt financing.

NET ASSET VALUE

	Discount factor	
(000s except per Trust Unit amounts)	10%	12%
Present value of reserves[1]		
Proved	$ 672,753	$ 634,333
Probable	188,585	166,835
Undeveloped lands	27,800	27,800
Working capital deficiency	(10,015)	(10,015)
Total assets	879,123	818,953
Long term debt	(182,147)	(182,147)
Net asset value	$ 696,976	$ 636,806
Trust Units outstanding	54,141	54,141
Net asset value per Trust Unit at December 31, 2004	**$ 12.87**	**$ 11.76**

[1] *The present value of reserves is calculated based on the price forecast prepared by Sproule Associates Limited in their December 31, 2004 evaluation.*

LIQUIDITY AND CAPITAL RESOURCES

Shiningbank's ability to grow depends on access to bank lines of credit supplemented by periodic equity infusions. Smaller acquisitions through the course of the year are funded by bank debt. Equity is issued to fund single large acquisitions, or to pay down debt acquired following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

Since the Fund's initial public offering in 1996, 11 public equity issues have been completed. Acquisitions have led to steady accretion in value to unitholders. This accretion is offset when equity is issued as existing unitholders are diluted by the issue of new units. However, as all new equity issues have been done in conjunction with an acquisition, over time, unitholders have not been diluted. This is apparent in the stability of the Net Asset Value ("NAV") per unit of the Fund over time. At the inception of the Fund, the NAV was $9.43 per unit, discounted at 10%. At the end of 2004, despite payment of over $19 per unit in distributions over eight years, the NAV per unit was at a level of $12.87, discounted at 10%, indicating that unitholders have not been diluted.

LONG TERM DEBT

The Fund has a $225 million revolving credit facility with a syndicate of four Canadian chartered banks of which $182.1 million was drawn at December 31, 2004. The revolving period extends to April 27, 2005, at which time the facility reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2005. The facility is secured by a $300 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee.

UNITHOLDERS' EQUITY

On March 8, 2004, the Fund issued 8,800,000 new Trust Units at $17.00 each for gross proceeds of $149.6 million. In addition, a total of 997,204 Trust Units were issued during the year under the Trust Unit Rights Incentive Plan, under the Fund's Distribution Reinvestment Plan, and through the exercise of Exchangeable Shares.

When equity is raised, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of March 1, 2005, the Fund had 54,280,516 Trust Units, 263,482 non-escrowed Exchangeable Shares and 353,614 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next three years under the terms of two escrow agreements. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of December 31, 2004, the exchange rate was 1 to 1.32647.

FUTURE GROWTH

Shiningbank's growth is based on its ability to raise debt and equity capital in Canadian financial markets. The Fund examines acquisition opportunities and selects those it believes to be accretive for such parameters as cash flows, distributions, net asset value, production and reserves.

Acquisitions are typically made using the Fund's credit facilities. Periodically, new Trust Units are issued, and the proceeds are used to pay down debt accumulated from previous acquisitions.

If the Canadian equity or debt markets were unable to satisfy Shiningbank's funding needs, it would impair the Fund's ability to continue to replace production and maintain distributions. The Fund has lines of credit held by four Canadian chartered banks, which provide sufficient debt capital to satisfy the Fund's ability to complete all but the largest acquisitions. However, the Fund's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual cash flow.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt principal[1]	$ 182,147	$ –	$ 182,147	$ –	$ –
Operating leases	8,071	826	3,003	3,173	1,069
Pipeline transportation	5,234	1,306	2,612	1,316	–
Total obligations	$ 195,452	$ 2,132	$ 187,762	$ 4,489	$ 1,069

[1] *The long term debt obligation assumes that the revolving credit line is not renewed in April 2005.*

Shiningbank has on-going capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of cash flow, debt financing and periodic equity financing.

CRITICAL ACCOUNTING ESTIMATES

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

RESERVES

The Fund must estimate its reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Board's Environmental, Corporate Governance and Reserve Review Committee all review and approve the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and asset impairment test.

ASSET RETIREMENT OBLIGATION

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

FINANCIAL REPORTING

During 2003 and 2004, there were numerous changes to financial reporting and regulatory requirements. The most important changes for Shiningbank are described below.

ASSET RETIREMENT OBLIGATIONS

Effective January 1, 2004, Shiningbank adopted CICA handbook section 3110, "Asset Retirement Obligations." The standard requires the recognition and measurement of liabilities related to legal obligations to retire property, plant and equipment upon acquisition of the liability. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized and depleted into earnings over time.

HEDGING RELATIONSHIPS

Effective January 1, 2004, the Fund adopted Accounting Guideline 13, "Hedging Relationships" which establishes standards for the documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. The adoption of this standard had no effect on the Fund's financial results.

TRUST UNIT INCENTIVE COMPENSATION

In September 2003, the CICA amended section 3870 of its handbook – "Stock-based Compensation and Other Stock-based Payments." Effective January 1, 2004, companies are required to use the fair value method to measure all stock-based payments and recognize compensation expense in their financial statements. The Fund elected to adopt these amendments in fourth quarter 2003 for all rights issued on or after January 1, 2003.

Previously the Fund followed common practice in the sector and used the excess of the unit price over the exercise price at the date of the financial statement as a surrogate for fair value. If the Fund were to continue to use this method under the amended standard, the Fund could experience large fluctuations, even recoveries, in compensation expense over the next 10 years. Because of the highly volatile nature of distributions and unit trading prices, management believes amounts expensed and/or recovered under this calculation do not properly represent the benefit conveyed to rights holders during the vesting period, and could be confusing when reading the financial statements.

Management considered numerous methods of determining the fair value of rights granted and has chosen to use a Black-Scholes option-pricing model to determine fair value. The calculation of fair value requires management to make numerous assumptions, as outlined in note 7 to the financial statements. Readers are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

BUSINESS RISKS

Shiningbank is faced with a number of business risks that are inherent in the oil and gas business, and which can have a material impact on distributions to unitholders. To mitigate these risks, the Fund employs policies and procedures in its day-to-day operations and in its longer-term planning. These risk factors include, but are not limited to, the following influences:

MARKET RISKS

Commodity Prices

The primary risk to cash flow and therefore, distributions, is fluctuations in oil and gas prices. With Shiningbank's production weighted heavily to natural gas, changes in natural gas markets and pricing are the primary driver behind the level of distributions.

To mitigate price risk, the Fund actively manages the sales of its production to optimize pricing. The Fund has an active hedging program through which management attempts to minimize the effect of commodity price drops in the short run, while retaining exposure to upward price changes. This is accomplished by use of simple hedging instruments, primarily "costless collars" and fixed price swaps.

Under the Fund's hedging policy, not more than 50% of production volumes can be hedged at any one time. Shiningbank's hedging practices are not designed to have a material impact on the medium- and long-term effects of commodity prices on distributions to unitholders. Unitholders remain exposed to price fluctuations over time. Hedging is employed only as a risk-management tool to stabilize distributions, and not for speculation.

Interest Rates

Shiningbank is exposed to changes in interest rates, however, interest rates have significantly less of an impact on distributions than changes in commodity prices. The Fund's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual cash flow. All of Shiningbank's debt is currently exposed to short-term interest rate fluctuations.

Currency Rates

Exposure to currency exchange risk arises from the fact that prices for oil and, to a lesser degree natural gas, are determined in international markets, usually in US dollars. As a result, the amount received by Shiningbank may be dependent on the strength of the Canadian dollar versus the US dollar.

Shiningbank has the ability to hedge its currency exposure to manage currency fluctuations. The Fund currently has no hedges of this type in place.

ENVIRONMENTAL RISKS

Environmental laws and regulatory initiatives impact Shiningbank financially and operationally. The Fund may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, the Fund may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change.

POLITICAL AND LEGAL RISKS

Shiningbank's activities are affected by the political and legal environment in which it operates. Some examples of these uncertainties include:

- Changes in securities regulations which could affect the Fund's ability to raise additional equity or debt capital or its cost structure related thereto;
- Changes in income tax laws which could affect either tax costs to the Fund or to its unitholders;
- Changes in provincial Crown royalty regulation and compliance; and,
- Changes in law that affect the price or ownership of oil and gas reserves and production.

Unitholders' Liability

There had been concern in the investment community over the lack of statutory protection for unitholders in mutual fund trusts. The issue stems from the fact that, under Canadian law, a shareholder's liability in a corporation is limited to their investment in the corporation. That had not been the case for mutual fund trusts.

On July 1, 2004, the Income Trusts Liability Act (Alberta) came into force alleviating this concern. The Act creates a statutory limitation of the liability of unitholders of Alberta income trusts such as the Fund. The legislation provides that a unitholder will not be, as a beneficiary, liable for any act, default, obligation or liability of the trustee that arises after the legislation comes into effect. Similar legislation has been passed in Ontario.

OPERATING RISKS

Field Operations

Oil and gas production activities carry a number of inherent risks including production risks related to the ability to produce and process crude oil and natural gas from existing wells; *the ability to develop or acquire sufficient quantities of crude oil and natural gas to replace* production and maintain reserves; risks of environmental damage; and risks to the safety *of its employees, contractors and the public.*

To mitigate these risks, the Fund maintains financial flexibility to ensure its ability to operate efficiently in the field. The Fund employs skilled personnel, both in the field and in its head office, and ensures that they are equipped with efficient and effective tools and training. Shiningbank's strategy of operating a significant portion of its production provides greater control over operational factors, including ensuring properties are operated in accordance with its policy to minimize impacts on the environment.

Insurance coverage is maintained in order to minimize the impact of events that might cause substantial financial damage.

Reserve Replacement

As oil and gas reserves are produced, they naturally deplete over time. Shiningbank's ability to replace production depends on acquiring new reserves and developing existing reserves. Acquisition of oil and gas assets depends on the availability of economically desirable opportunities and on management's assessment of the value of the assets.

To mitigate these risks, the Fund subjects all potential prospects to stringent investment criteria, due diligence and review. All acquisitions over $20 million require Board of Directors' review and approval.

SCHEDULE "E"

MATERIAL CHANGE REPORT

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Shiningbank Energy Income Fund ("**Shiningbank**")
1310, 111 - 5th Ave SW
Calgary, AB T2P 3Y6

2. **Date of Material Change:**

June 6, 2005

3. **News Release:**

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CCN Matthews on June 6, 2005 and would have been received by the securities commissions where Shiningbank is a "reporting issuer" and the stock exchanges on which the securities of Shiningbank are listed and posted for trading in the normal course of their dissemination.

4. **Summary of Material Change:**

Shiningbank Energy Income Fund ("**Shiningbank**"), Shiningbank Energy Ltd. ("**Shiningbank Energy**") and Blizzard entered into an arrangement agreement dated June 6, 2005 (the "**Arrangement Agreement**"), a copy of which (excluding the schedules thereto) is filed on SEDAR as a material contract, which was unanimously approved by the board of directors of Blizzard and board of trustees of Shiningbank. Pursuant to the Arrangement Agreement and the plan of arrangement (the "**Arrangement**") set out therein, Shiningbank will acquire the majority of Blizzard's natural gas assets and certain Blizzard producing assets and undeveloped land will be transferred to a new exploration focused producer, to be named at a later date ("**Exploreco**"). Exploreco will be managed by the current management team and board of directors of Blizzard. As a result of the Arrangement, shareholders of Blizzard will receive 0.0777 units of Shiningbank, $0.4097 cash, one common share of Exploreco and 0.211 of an Exploreco transaction warrant for each Blizzard common share held. Each whole Exploreco transaction warrant entitles the holder to acquire an additional share of Exploreco at the current estimated asset value for Exploreco for 30 days after closing.

5. **Full Description of Material Change:**

The Arrangement and the Arrangement Agreement

Pursuant to the Arrangement, Shiningbank will acquire the majority of Blizzard's natural gas assets and certain Blizzard producing assets and undeveloped land will be transferred to Exploreco. As a result of the Arrangement, shareholders of Blizzard will receive 0.0777 units of Shiningbank, $0.4097 cash, one common share of Exploreco and 0.211 of an Exploreco transaction warrant for each Blizzard common share held. Each whole Exploreco transaction warrant entitles the holder to acquire an additional share of Exploreco at the current estimated asset value for Exploreco for 30 days after closing.

An information circular detailing the Arrangement is anticipated to be mailed to securityholders of Blizzard by the end of June. A meeting of the securityholders of Blizzard to consider the Arrangement is scheduled to take place in late July with closing anticipated to occur in early August.

The Arrangement will require the approval of 66⅔ percent of the votes cast by the shareholders, option holders and warrant holders of Blizzard voting as a single class, the approval of the majority of the shareholders, excluding directors and officers of Blizzard participating in the Exploreco private placement (as hereinafter described) and the approval of the Court of Queen's Bench of Alberta and certain regulatory agencies.

Non-Solicitation Provisions

Pursuant to the Arrangement Agreement, Blizzard has agreed to not directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(a) solicit, facilitate, initiate or encourage any Acquisition Proposal (which is defined in the Arrangement Agreement to mean any inquiry or the making of any proposal to Blizzard or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition from Blizzard or its shareholders of more than 20% of the securities of Blizzard (other than on exercise of currently outstanding Blizzard options or Blizzard warrants); (B) any acquisition of 20% or more of the assets of Blizzard; (C) an amalgamation, arrangement, merger, or consolidation involving Blizzard; or (D) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Blizzard or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party under the Arrangement Agreement or the Arrangement);

(b) enter into or participate in any negotiations or initiate any discussion regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(d) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal,

provided, however, that notwithstanding any other provision of the Arrangement Agreement, Blizzard and its officers, directors and advisers may:

(e) enter into or participate in discussions or negotiations regarding ExploreCo or the assets of ExploreCo provided that no binding agreement regarding ExploreCo or the assets of ExploreCo, as applicable, is entered into until after the date the Arrangement becomes effective under the *Business Corporation Act* (Alberta) which shall be the first business day immediately following the date of the Blizzard Meeting or such later date as may be agreed to by Blizzard and Shiningbank provided that such date shall not be before August 2, 2005 (the "**Effective Date**");

(f) enter into or participate in any negotiations or initiate any discussion with a third party which (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Blizzard or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Shiningbank and Shiningbank Energy as set out below), may furnish to such third party information concerning Blizzard and its business, properties and assets, in each case if, and only to the extent that:

(i) the third party has first made a written bona fide Acquisition Proposal which the board of directors of Blizzard determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of Blizzard as compared to the transaction contemplated by the Arrangement Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Blizzard, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws (a "**Superior Proposal**"); and

(ii) prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Blizzard provides prompt notice to Shiningbank and Shiningbank Energy to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Shiningbank or Shiningbank Energy, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, Blizzard shall notify Shiningbank and Shiningbank Energy orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a summary of the details of such proposal (and any amendments or supplements thereto), the identity of the person making it (unless the Superior Proposal is an all cash offer), if not previously provided to Shiningbank or Shiningbank Energy, copies of all information provided to such party and all other information reasonably requested by Shiningbank or Shiningbank Energy), within 24 hours of the receipt thereof, shall keep Shiningbank and Shiningbank Energy informed of

the status and details of any such inquiry, offer or proposal and answer Shiningbank and Shiningbank Energy's questions with respect thereto;

(g) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(h) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement and after receiving the advice of financial advisors and outside counsel as reflected in minutes of the board of directors of Blizzard, that the taking of such action is necessary for the board of directors in discharging its fiduciary duties under applicable laws and Blizzard complies with its obligations set forth in the Arrangement Agreement and terminates the Arrangement Agreement and pays the termination fee.

Termination Fee

Pursuant to the Arrangement Agreement, Blizzard, Shiningbank and Shiningback Energy have agreed that if at any time after the execution of the Arrangement Agreement:

(a) the board of directors of Blizzard has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Shiningback or shall have resolved to do so prior to the Effective Date other than in certain circumstances provided for in the Arrangement Agreement;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Blizzard shareholders or to Blizzard and: (i) the Blizzard shareholders do not approve the Arrangement; and (ii) such Acquisition Proposal is consummated within 6 months of the date of the Arrangement Agreement;

(c) Blizzard accepts, recommends, approves or enters into an agreement (other than a confidentiality agreement) to implement a Superior Proposal prior to the Effective Date or termination of the Arrangement Agreement;

(d) Blizzard breaches any of its covenants in the Arrangement Agreement or wilfully breaches any other of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement; or

(e) Blizzard breaches any of its representations, warranties or covenants made in the Arrangement Agreement (other than a wilful breach referred to in (d) above), which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement

(each of the above being a "**Shiningbank Damages Event**"), then in the event of the termination of the Arrangement Agreement, Blizzard shall pay to Shiningbank $8.0 million (in the case of an event referred to in (a), (b), (c) or (d) above) or $1.0 million in the aggregate (in the case of an event referred to in (e) above) as liquidated damages in immediately available funds to an account

designated by Shiningbank and Shiningbank Energy within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Blizzard shall be deemed to hold such fund in trust for Shiningbank. Blizzard shall only be obligated to pay a maximum of $8.0 million.

If at any time after the execution of the Arrangement Agreement, Shiningbank or Shiningbank Energy breaches any of its representations, warranties or covenants made in the Arrangement Agreement, which breach individually or in the aggregate would materially impede a condition to the Arrangement being satisfied or the completion of the Arrangement (being a "**Blizzard Damages Event**"), then in the event of termination of the Arrangement Agreement, Shiningbank shall pay to Blizzard $1.0 million, in aggregate, as liquidated damages in immediately available funds to an account designated by Blizzard within one business day after the breach as described above and after such event but prior to payment of such amount, Shiningbank shall be deemed to hold such funds in trust for Blizzard.

Termination

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Shiningbank and Blizzard;

(b) as a result of the failure to satisfy any of the conditions set forth in the Arrangement Agreement;

(c) by Shiningbank upon the occurrence of a Shiningbank Damages Event, in certain circumstances, provided that in the event of a Shiningbank Damages Event, the Arrangement Agreement may not be terminated by Shiningbank unless Blizzard securityholders do not approve the Arrangement as required in the interim order of the Court of Queen's Bench concerning the Arrangement or the Arrangement is not submitted for their approval;

(d) by Blizzard upon the occurrence of a Shiningbank Damages Event, in certain circumstances, and the payment by Blizzard to Shiningbank of the applicable termination fee; or

(e) by Blizzard upon the occurrence of a Blizzard Damages Event.

In the event of any such termination, the Arrangement Agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party under the Arrangement Agreement except with respect to the payment of the termination fee which shall survive such termination.

Benefits of Transaction to Shiningbank Energy Trust

Under the Plan, Shiningbank will acquire an attractive suite of long-life natural gas properties concentrated in the Peace River Arch area near Grande Prairie and the Sousa area of north-western Alberta. The majority of the properties are operated and are characterized by high working interests, low operating costs and high field netbacks. The current production of these properties is 4,600 barrels of oil equivalent per day (boe/d), approximately 95% of which is natural gas. The addition of the Blizzard properties adds two new core areas to Shiningbank's operations including the Peace River Arch, which is a logical extension of Shiningbank's existing

west-central natural gas focused operations. Significant undeveloped acreage in the two key areas will provide substantial additional low-risk development opportunities over the next several years, which Shiningbank expects to exploit to enhance production volumes and reserves.

Transaction highlights:

- The transaction is expected to be accretive to Shiningbank's cash flow, net asset value, production and reserves on a per unit basis;
- The transaction results in the addition of 4,600 boe/d of low cost natural gas production to Shiningbank's portfolio, increasing Shiningbank's overall natural gas weighting to 78% and improving overall unit operating costs and netbacks;
- Proved plus probable reserves to be acquired by Shiningbank are estimated at 16.0 million barrels of oil equivalent (95% natural gas), as at March 31, 2005, which reserves estimates are based on the year-end reserve evaluation by an independent engineering firm, plus Shiningbank's estimate of reserves added through first quarter 2005 exploration and development drilling activity;
- Approximately 70% of the acquired reserves are proved and 88% of the proved plus probable reserves are developed;
- The proved plus probable reserve life index of the acquired properties is 9.5 years, which is consistent with Shiningbank's reserve life index; and
- Shiningbank will also add approximately 265,000 net acres of undeveloped lands valued at approximately $30 million, which more than doubles Shiningbank's current undeveloped land position.

Based on a total acquisition cost of $275 million, including the assumption of a $42.0 million debt and working capital deficiency, the acquisition metrics of the transaction are as follows:

- Reserve acquisition metrics of $17.19/boe of proved plus probable reserves ($15.31/boe net of $30 million attributed to undeveloped land) and excluding estimated future development costs of $14.7 million;
- Production acquisition cost of $59,780/boe/d ($52,261/boe/d net of the value of undeveloped land) and excluding estimated future development costs;
- Anticipated 2005 annualized cash flow (assuming C$7.00/mcf AECO natural gas and US$45.00/bbl WTI) of $48.4 million; and
- Cash flow multiple of 5.7 times.

Shiningbank is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

The board of directors of Shiningbank has unanimously approved this transaction. CIBC World Markets Inc. is acting as financial advisor to Shiningbank in connection with the transaction.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

For further information, contact either David Fitzpatrick, President and Chief Executive Officer at (403) 268-7477 or Bruce Gibson, Vice President Finance and Chief Financial Officer at (403) 268-7477.

9. Date of Report:

June 7, 2005.

SCHEDULE “F”

PRO FORMA FINANCIAL STATEMENTS OF THE FUND

KPMG

KPMG LLP
Chartered Accountants
1200 205 – 5th Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Fax (403) 691-8008
Internet www.kpmg.ca

COMPILATION REPORT

To the Board of Directors of Shiningbank Energy Ltd. on behalf of Shiningbank Energy Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of Shiningbank Energy Income Fund (the "Fund") as at March 31, 2005 and the unaudited pro forma consolidated statements of operations for the three months then ended and the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "Shiningbank" to the unaudited interim consolidated financial statements of the Fund as at March 31, 2005 and for the three months then ended and to the audited consolidated financial statements of the Fund for the year ended December 31, 2004, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Blizzard" to the unaudited interim consolidated financial statements of Blizzard Energy Inc. ("Blizzard") as at March 31, 2005 and for the three months then ended and to the audited consolidated financial statements of Blizzard for the year ended December 31, 2004, respectively, and found them to be in agreement.

3. Compared the figures in the column captioned "Clairmont Property" to the audited schedule of revenue, royalties and operating expenses associated with the Clairmont Property that Blizzard Energy Inc. acquired as of December 22, 2004 for the period from January 1, 2004 to December 22, 2004 and found them to be in agreement.

4. Made enquires of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) the basis for the determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

5. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

KPMG

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the applicable columns captioned "Shiningbank", "Blizzard", "Birchill" and "Clairmont Property" as at March 31, 2005 and for the three months then ended and for the year ended December 31, 2004 and found the amounts in the column captioned "Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada
June 28, 2005

:ds Rpt-06-compilation Shiningbank

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Balance Sheet
As at March 31, 2005

(unaudited) ($ thousands)	Shiningbank	Blizzard	Adjustments (note 2)		Pro Forma
ASSETS					
Current assets					
Accounts receivable	$ 43,277	$ 17,458	$ -		$ 60,735
Prepaid expenses	4,473	553	-		5,026
Inventory	-	1,081	-		1,081
	47,750	19,092	-		66,842
Petroleum and natural gas properties and equipment	754,521	184,708	95,532	(a)	1,034,761
	754,521	184,708	95,532		1,034,761
Other assets	2,617	-	-		2,617
Goodwill	-	-	42,657	(a)	42,657
	$ 804,888	$ 203,800	$ 138,189		$ 1,146,877
LIABILITIES AND UNITHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	$ 41,960	$ 38,453	$ (12,594)	(a)	$ 68,819
			1,000	(a)	
Bank loan	-	35,633	(35,633)	(a)	-
Trust Unit distributions payable	25,013	-	-		25,013
	66,973	74,086	(47,227)		93,832
Long term debt	178,746	-	46,600	(a)(c)	260,979
			35,633	(a)	
Future income taxes	31,780	5,706	45,094	(a)	82,580
Asset retirement obligation	30,491	4,573	(292)	(a)	34,772
Unitholders' equity					
Trust Units	710,246	-	177,816	(c)	888,062
Share capital	-	112,327	(112,327)	(a)	-
Exchangeable Shares	7,387	-	-		7,387
Contributed surplus	1,832	4,538	(4,538)	(a)	1,832
Accumulated earnings	322,892	2,570	(2,570)	(a)	322,892
Accumulated Trust Unit distributions	(545,459)	-	-		(545,459)
	496,898	119,435	58,381		674,714
	$ 804,888	$ 203,800	$ 138,189		$ 1,146,877

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Statement of Earnings
For the three months ended March 31, 2005

(unaudited) ($ thousands, except per Trust Unit amounts)		Shiningbank		Blizzard		Adjustments (note 2)			Pro forma
Revenues									
Oil and natural gas sales	$	80,139	$	14,020	$	(2,025)	(b)	$	92,134
Royalties		18,541		2,274		(410)	(b)		20,405
Other income		-		9		-			9
		61,598		11,755		(1,615)			71,738
Expenses									
Transportation		1,167		269		-			1,436
Operating		11,772		1,601		(246)	(b)		13,127
General and administrative		2,177		529		(379)	(h)		2,327
Interest on debt		1,844		272		419	(d)		2,535
Depletion, depreciation and accretion		30,637		4,233		3,051	(e)		37,921
Trust Unit incentive compensation		615		210		(210)	(c)		615
Internalization of management contract		368		-		-			368
		48,580		7,114		2,635			58,329
Earnings before taxes		13,018		4,641		(4,250)			13,409
Capital and large corporation taxes		129		-		122	(f)		251
Current taxes		-		58		(58)	(g)		-
Future income tax (recovery)		(1,486)		1,516		(1,381)	(g)		(1,351)
Net earnings (loss)	$	14,375	$	3,067	$	(2,933)		$	14,509
Net earnings per Trust Unit									
Basic	$	0.26						$	0.23
Diluted	$	0.26						$	0.23

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Statement of Earnings
Year ended December 31, 2004

(unaudited) ($ thousands, except per Trust Unit amounts)	Shiningbank	Birchill (note 2)	Blizzard	Clairmont Property	Adjustments (note 2)		Pro forma
Revenues							
Oil and natural gas sales	$ 307,514	$ 10,686	$ 18,977	$ 21,751	$ (7,688)	(b)	$ 351,240
Royalties	63,930	4,276	2,240	5,206	(1,663)	(b)	73,989
Other income	-	-	263	-	-		263
	243,584	6,410	17,000	16,545	(6,025)		277,514
Expenses							
Transportation	5,550	-	-	-	-		5,550
Operating	48,692	2,967	1,755	2,842	(1,558)	(b)	54,698
General and administrative	6,681	212	1,981	-	(1,381)	(h)	7,493
Interest on debt	6,159	(199)	183	-	1,761	(d)	7,904
Depletion, depreciation and accretion	118,547	3,271	6,592	-	22,402	(e)	150,812
Trust Unit incentive compensation	1,263	-	834	-	(834)	(c)	1,263
Internalization of management contract	3,511	-	-	-	-		3,511
	190,403	6,251	11,345	2,842	20,390		231,231
Earnings before taxes	53,181	159	5,655	13,703	(26,415)		46,283
Capital and large corporation taxes	574	-	-	-	489	(f)	1,063
Current taxes	-	110	163	-	(273)	(g)	-
Future income tax (recovery)	(86,199)	(82)	2,324	-	(4,765)	(g)	(88,722)
Net earnings (loss)	$ 138,806	$ 131	$ 3,168	$ 13,703	$ (21,866)		$ 133,942
Net earnings per Trust Unit							
Basic	$ 2.66						$ 2.19
Diluted	$ 2.61						$ 2.16

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND
Notes to the Pro forma Consolidated Financial Statements

As at March 31, 2005 and December 31, 2004
(Unaudited)
($ thousands, except per Trust Unit amounts)

1. **Basis of presentation:**

The accompanying unaudited pro forma consolidated financial statements (the "Pro Forma Statements") of Shiningbank Energy Income Fund ("Shiningbank") have been prepared by the management of Shiningbank, in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at March 31, 2005 and the unaudited pro forma consolidated statement of earnings for the three months ended March 31, 2005 have been prepared from the unaudited consolidated balance sheets and statements of earnings of Shiningbank and Blizzard Energy Inc. ("Blizzard").

The unaudited pro forma consolidated statement of earnings for the year ended December 31, 2004 has been prepared from the audited consolidated statements of earnings for Shiningbank and Blizzard and the audited schedule of revenue and expenses associated with the asset acquisition by Blizzard ("Clairmont Property") for the period from January 1, 2004 to December 22, 2004.

The unaudited pro forma consolidated financial statements have been prepared from information derived from and should be read in conjunction with the published audited consolidated financial statements of Shiningbank for the year ended December 31, 2004 and published unaudited financial statements of Shiningbank for the three months ended March 31, 2005.

In the opinion of management, these Pro Forma Statements include all material adjustments necessary for a fair presentation in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet gives effect to the transactions in note 2 as if they occurred on the balance sheet date while the pro forma consolidated statement of earnings gives effect to those transactions as if they had occurred at the beginning of the periods to which these statements relate.

The Pro Forma Statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results which may be obtained in the future, including operational and administrative efficiencies which would be expected to occur as a result of combining Shiningbank and Blizzard.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

2. **Pro forma assumptions and adjustments:**

The accounting policies used in preparing the Pro Forma Statements are in accordance with those disclosed in the consolidated financial statements of Shiningbank for the fiscal year ended December 31, 2004.

The Pro Forma Statements give effect to the following transactions and adjustments:

(a) The acquisition of Blizzard was accounted for using the purchase method of accounting. The following table shows the allocation of the purchase price to the net assets of Blizzard. The following is a preliminary calculation which is subject to change with regards to closing adjustments and other items.

Fair Value of Shiningbank Trust Units issued	$	177,816
Cash consideration		46,600
Related fees and expenses		1,000
Cost of acquisition	$	225,416
Working capital deficiency	$	(42,400)
Future income taxes		(50,800)
Asset retirement obligation		(4,281)
Goodwill		42,657
Petroleum and natural gas properties and equipment		280,240
Total consideration	$	225,416

Included in the working capital deficiency is the estimated fair market value of the marketing contract assumed of $400,000.

(b) Prior to the closing of the Blizzard acquisition certain producing assets and undeveloped lands were transferred to Zenas Energy Corp. The revenues and expenses from these assets have been removed for the purposes of the pro forma statement of earnings.

(c) Completion of the proposed business combination whereby all issued and outstanding Blizzard Preferred A Shares are acquired by Shiningbank for consideration of 0.0777 of a Trust Unit and cash consideration of $0.4097. It is assumed that 8,837,792 Trust Units will be issued, and a cash payment of $46,600 will be made.

(d) Interest is calculated at Shiningbank's average cost of borrowing on additional bank indebtedness arising from the acquisition of Blizzard.

(e) The provisions for depreciation, depletion and accretion are adjusted as a result of the increase in property, plant and equipment carrying costs recorded under the purchase method of accounting.

(f) Large corporation tax has been adjusted to reflect the impact of the change in debt, trust units, asset retirement obligation, and future income taxes.

(g) The future income tax liability and provision for income taxes have been adjusted to incorporate all pro forma adjustments.

(h) General and administrative expenses have been adjusted to reflect Shiningbank's estimate of incremental costs related to the Blizzard acquisition.

(i) The earnings per Trust Unit amounts were calculated using the weighted average number of Shiningbank Trust Units outstanding during the three months ended March 31, 2005 and the year ended December 31, 2004 had the equity issue noted in (c) occurred on January 1, 2005 and January 1, 2004, respectively. The basic weighted average number of Trust Units after giving effect to the issuance of equity was 63,451,958 (diluted – 64,087,483) for the three months ended March 31, 2005. The basic weighted average number of Trust Units after giving effect to the issuance of equity was 61,046,644 (diluted – 62,030,800) for the year ended December 31, 2004.

(j) On March 8, 2004 Shiningbank acquired Birchill Resources Limited ("Birchill"). The pro forma consolidated statement of earnings for the year ended December 31, 2004 has been adjusted to include the effect of this acquisition as if it had occurred on January 1, 2004.

(This page has been left blank intentionally.)

APPENDIX I

SECTION 191 OF THE ABCA

SECTION 191 OF THE ABCA

Pursuant to the ABCA, Blizzard Shareholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in the Information Circular. The full text of Section 191 of the ABCA is set forth below.

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder's dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

QUESTIONS AND OTHER ASSISTANCE

Blizzard and the Fund have jointly retained Georgeson Shareholder Communications Canada Inc. to act as information agent and to solicit proxies in connection with the Arrangement. If you have any questions about the information contained in this Information Circular please contact Georgeson Shareholder Communications Canada Inc., at:

100 University Avenue
11th Floor
Toronto, Ontario Canada M5J 2Y1
Toll Free Number in Canada and U.S.A.:
1-866-360-2510

QUEBECOR MERRILL
CANADA INC
Printed In Canada

SHININGBANK
Energy Income Fund

August 17, 2005 **TSX: SHN.UN**

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES SEPTEMBER 2005 MONTHLY DISTRIBUTION

Shiningbank Energy Income Fund today announced that its cash distribution for September 2005 will be **C$0.23 PER UNIT.** This distribution is consistent with the monthly distribution paid to unitholders since June 2003.

The distribution is payable on September 15, 2005 to unitholders of record on August 31, 2005. The ex-distribution date is August 29, 2005.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

SHININGBANK ENERGY INCOME FUND

TENTH SUPPLEMENTAL TRUST INDENTURE

September 6, 2005

Recitals

A. The holders of the trust units (the "Unitholders") of the Shiningbank Energy Income Fund (the "Trust") resolved at a Special Meeting of the Unitholders held on May 10, 2005 (the "Meeting"), that certain amendments be made to the Shiningbank Energy Income Fund Trust Indenture dated May 16, 1996, as amended on March 7, 2003 (the "Trust Indenture").

B. Computershare Trust Company of Canada, as trustee of the Trust, is authorized pursuant to Section 13.1 of the Trust Indenture to make certain amendments to, among other things, correct or rectify any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby.

C. The parties hereto wish to amend and restate the Trust Indenture to reflect the above.

The parties agree as follows:

ARTICLE 1
AMENDMENT AND RESTATEMENT

The Trust Indenture shall be amended and restated, such restatement to be in the form attached as Schedule "A" to this Agreement and such restated Trust Indenture shall be the Trust Indenture for the purposes of the Trust.

ARTICLE 2
CONTINUATION

The Trust Indenture, as amended and restated as aforesaid, shall continue in full force and effect in accordance with the terms thereof.

ARTICLE 3
MISCELLANEOUS

3.1 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

3.2 Waivers in Writing

No waiver by any party hereto of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other party hereto unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

3.3 Amendments

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the parties hereto unless made in writing and signed by the duly authorized representatives of each of the parties hereto.

Executed and delivered.

SHININGBANK ENERGY LTD.

Per: *"David M. Fitzpatrick"*

Per: *"Bruce K. Gibson"*

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: *"Stacie Moore"*

Per: *"Karen Biscope"*

SCHEDULE "A"

Amended and Restated as of September 6, 2005

Shiningbank Energy Income Fund
Trust Indenture

CAL_LAW\ 916440\3

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Amended and Restated as of September 6, 2005

Shiningbank Energy Income Fund

Trust Indenture

May 16, 1996

Between

RICHARDSON GREENSHIELDS OF CANADA LIMITED, a body corporate incorporated under the laws of Canada with offices in Calgary, Alberta ("**Settlor**")

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in Calgary, Alberta ("**Trustee**")

and

SHININGBANK ENERGY LTD., a body corporate amalgamated under the laws of Alberta, with offices in Calgary, Alberta ("**Administrator**")

Recitals

A. The Settlor has paid to the Trustee one hundred dollars in lawful money of Canada as the Settled Amount for the purpose of settling the Trust constituted hereby;

B. The Trustee has agreed to hold the Settled Amount and all amounts and other property subsequently received under this Indenture in trust in accordance with the provisions hereinafter set forth;

C. It is intended that the beneficiaries of the Trust shall be the holders of Trust Units, each of which Trust Units shall rank equally in all respects with every other Trust Unit;

D. It is intended that the Trust will offer the Trust Units for sale from time to time and that the net proceeds of the first Offering thereof shall be used to acquire the Royalty, as hereinafter defined;

E. It is intended that the Trust shall qualify as a "unit trust" and as a "mutual fund trust" under the provisions of paragraph 108(2) and subsection 132(6) of the *Income Tax Act* (Canada); and

F. The parties hereto desire to set out the terms and conditions which shall govern the settlement and the administration of the Trust.

The parties agree as follows.

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture including the recitals and in the Trust Certificates and schedules hereto, unless the context otherwise requires, the following words and expressions shall have the following meanings:

"**Administrative Services Agreement**" means the agreement to be entered into between the Administrator and the Trustee as trustee for and on behalf of the Trust dated October 9, 2002 as the same may be amended from time to time and includes any subsequent agreement between the Trustee and an administrator whereby an administrator is engaged to provide certain services in connection with the management and administration of the Trust or the Royalty, as set forth herein and therein;

"**Administrator**" means Shiningbank Energy Ltd., in its capacity as administrator of the Trust in accordance with the provisions of the Administrative Services Agreement and shall be deemed to include any replacements or successor administrators under such agreement or as the Trustee may appoint hereunder, or its successor or successors in the office of the administrator of the Trust hereunder;

"**Affiliate**" or "**Associate**", when used to indicate a relationship with a person or company, means the same as is set forth in the *Securities Act* (Alberta);

"**ARC**" means credits or rebates in respect of Crown Royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Credits";

"**Auditors**" means KPMG LLP, Chartered Accountants, or such other firm of chartered accountants as may be appointed as auditor or auditors of the Trust and of the Managed Entities, by or in accordance with Article 15;

"**Business Day**" means a day other than a Saturday, Sunday or statutory holiday in the Provinces of Alberta, Ontario and Quebec, as may be applicable;

"**Certified Resolution**" means a copy of a resolution or bylaw certified by the Secretary or an Assistant Secretary or other authorized officer of the Administrator under its corporate seal to have been duly passed by the directors or shareholders thereof, as the case may be, and to be in full force and effect on the effective date of such certification;

"**Closing Market Price**" means an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices of the Trust Units if there was no trading on the date.

"**Corporation**" means Shiningbank Energy Ltd.;

"**Counsel**" means a law firm acceptable to the Trustee acting reasonably;

"**Crown**" means Her Majesty the Queen in Right of Canada or a Province thereof;

"**Crown Royalties**" means any amount paid or payable to or received or receivable by the Crown by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute as a royalty, tax (other than municipal or school tax), lease rental or bonus or in lieu thereof that may be reasonably regarded as being in relation to petroleum and natural gas rights or the production of Petroleum Substances;

"**Date of Closing**" means the date on which an issue of Trust Units to the public pursuant to an Offering is completed;

"**Deferred Purchase Payments**" means any additional payments made by the Trust to the Managed Entities pursuant to the Royalty Agreement as further consideration for the Royalty;

"**Distribution Date**" means the fifteenth day of the month following a month within which a Distribution Record Date occurs, or such other date as may be specified by written notice given to the Trustee by the Administrator in respect of any Distribution Record Date specified by the Administrator therein;

"**Distribution Record Date**" means such dates as the Trustee may from time to time, upon the written direction given to the Trustee by the Administrator, designate as a 'Distribution Record Date' except that December 31 shall be a Distribution Record Date;

"**Issue Expenses**" means all expenses of an Offering payable by the Trust including legal fees, accounting fees and printing expenses and all other fees and expenses which may be described, whether generally or specifically, in any Offering Document relating to the particular Offering, but excluding underwriters' fees and Trust Expenses;

"**Lender**" means the lender(s) providing the financing to any of the Managed Entities for the ownership and operation of the Properties;

"**Managed Entities**" means Shiningbank Energy Ltd., Shiningbank Holdings Corporation, and all other Subsidiaries of the Trust, and any Subsidiary of a Managed Entity;

"**Market Price**" means an amount equal to the simple average of the closing price of the Trust Units for each of the ten trading days on the principal market on which the Trust Units are quoted for trading and on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "closing price" shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was a trade on the applicable exchange or market for fewer than five of the ten trading days, the Market Price shall be the simple average of the Closing Market Price on each of the ten trading days.

"**Material Contracts**" means the Royalty Agreement, the Administrative Services Agreement and the Unanimous Shareholder Agreement each as amended or replaced from time to time, and any underwriting agreement;

"**Net Proceeds**" means the proceeds of an Offering after deduction of underwriters' fees and Issue Expenses;

"**Offering**" means any issuance and offering of Trust Units (or any rights to acquire Trust Units), or any rights, warrants, special warrants, subscription receipts, exchangeable securities, or other securities to purchase, convert or redeem or exchange into Trust Units or other securities of the Trust (including, without limitation, debt convertible into Trust Units or other securities of the Trust) on a public or private basis pursuant to an Offering Document in Canada or elsewhere;

"**Offering Document**" includes any one or more of a prospectus, information memorandum, private placement memorandum, rights offering circular and similar public or private offering document in relation to, or any written understanding, commitment or agreement with respect to, an Offering;

"**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of those Unitholders and Special Unitholders present in person or represented by proxy at the meeting, as counted together;

"**outstanding**", in relation to Trust Units, has the meaning attributed thereto in Section 1.2 hereof;

"**Permitted Investments**" means: (i) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of any Canadian chartered bank or other financial institution the short-term debt or deposits of which have been rated at least A1 or the equivalent thereof by Standard & Poors Ratings Group or at least P1 or the equivalent thereof by Moodys Investor Service, Inc. or which have been rated at least A1 by CBRS Inc. or at least R1 (high) by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition; (iii) loan advances to and share capital in Managed Entities or their subsidiaries or to or in other corporations in which the Trust owns or has the right to acquire more than 66⅔% of all outstanding securities and securities under option; and (iv) trust units of Managed Entities and equitable interests in Managed Entities which are Trusts.

"**person**" shall be interpreted broadly and shall include any individual, partnership, joint venture, body corporate, association, trust, unincorporated organization, government or other entity;

"**Petroleum Substances**" means petroleum, crude bitumen, oil sands, natural gas, coal bed methane, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur;

"**Properties**" means all assets of any Managed Entity including, without limitation, the working, royalty or other interests of the Managed Entities in any petroleum and natural gas rights, tangibles and miscellaneous interests which the Managed Entities may own from time to time;

"**pro rata share**" of any particular amount in respect of a Unitholder at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are outstanding at that time;

"**Redemption Price**" means a price per Trust Unit equal to the lesser of: (i) 95% of the Market Price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for retraction; and (ii) the Closing Market Price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for retraction.

"**Royalty**" means the royalty payable by any Managed Entities to the Trust in respect of the Properties, as more particularly defined in the applicable Royalty Agreement;

"**Royalty Disposition Proceeds**" means the proceeds of disposition of an interest in any of the Properties which are allocable to the Trust Fund pursuant to the Royalty Agreement in consideration for the release of the Royalty with respect to the interest so disposed of, and which are more particularly defined as the 'Royalty Disposition Proceeds' in the Royalty Agreement;

"**Royalty Income**" means the 'Royalty Income' as defined in the Royalty Agreement;

"**Royalty Agreement**" means the Royalty Agreement entered into between the Corporation and the Trustee dated as of the date of the closing of the first Offering relating to the purchase of the Royalty, as amended from time to time, or any other Royalty Agreement between the Trustee and any Managed Entity, as amended from time to time;

"**Settled Amount**" means the amount of one hundred dollars in lawful money of Canada paid by the Settlor to the Trustee for the purpose of settling the Trust;

"**Special Resolution**" has the meaning attributed thereto in Section 10.6 hereof;

"**Special Unitholder**" means the holder from time to time of a Special Voting Unit and "**Special Unitholders**" means the holders from time to time of Special Voting Units;

"**Special Voting Unit**" means a special voting unit of the Trust issued hereunder and for the time being entitled to the benefits and subject to the limitations set out in Section 3.15;

"**Subsidiary**" means, in relation to any specified person, any company, corporation, partnership of any kind having a separate legal status, trust, joint stock company, joint venture or other entity, a majority of the total voting power of the outstanding capital stock or other equity interests entitled to vote in the election of directors (or members of a comparable governing body) of which is at that time owned or controlled, directly or indirectly, by the specified person;

"**Support Agreement**" means that certain Support Agreement to be entered into October 9, 2002, among the Trust, Shiningbank Holdings Corporation and Shiningbank Energy Ltd., as amended from time to time, or any other Support Agreement among the Trust, any Managed Entity and any trustee, as amended from time to time;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended from time to time;

"**Transfer Agent**" means the Trustee in its capacity as transfer agent for the Trust Units or such other company as may from time to time be appointed by the Trustee to act as transfer agent for the Trust Units together, in either such case, with any sub-transfer agent duly appointed by the transfer agent;

"**Trust**" refers to the trust relationship between the Trustee and the Unitholders with respect to the Trust Fund, upon the terms and conditions set out herein from time to time and, if the context requires, may also refer to the Trust Fund;

"Trust Certificate" means the definitive certificate evidencing one or more Trust Units;

"**Trust Expenses**" means all expenses incurred by the Trustee, the Administrator or any third party, in each case for the account of the Trust, in connection with this Trust Indenture, the establishment and ongoing management of the Trust and the ongoing administration of the Trust Units, including without limitation those amounts payable to the Trustee under Sections 7.8 and 7.9, and all amounts payable to the Administrator under the Administrative Services Agreement;

"**Trust Fund**", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of the Trust under this Trust Indenture:

(a) the Settled Amount;

(b) all funds realized from the sale of Trust Units and any Permitted Investments in which such funds may from time to time be invested;

(c) the Royalty;

(d) any proceeds of disposition of any of the foregoing property including, without limitation, the Royalty;

(e) shares, debt and trust units of any Managed Entity and any equitable interest in any Managed Entity; and

(f) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

"**Trust Units**" means the Trust Units of the Trust created, issued and certified hereunder and for the time being outstanding and entitled to the benefits hereof and for greater certainty Trust Units do not include Special Voting Units;

"**Trustee**" means Computershare Trust Company of Canada in its capacity as trustee of the Trust or its successor or successors for the time being as trustee hereunder;

"**Unanimous Shareholder Agreement**" means the unanimous shareholder agreement to be entered into between the Corporation or any other Managed Entity, the Trustee for and on behalf of the Trust and any shareholders of such Corporation or other Managed Entity if the Trustee on behalf of the Trust is not a shareholder or not the sole shareholder of such Corporation or other Managed Entity pursuant to which the Unitholders will be entitled, inter alia, to elect a majority of the Board of Directors of the Corporation or the Managed Entity;

"**underwriters' fees**" means the amount so designated in an underwriting agreement;

"**underwriting agreement**" means any underwriting, agency or similar agreement entered into by the Trustee and investment dealers, and such other persons, including the Administrator, as may be party thereto, relating to an Offering;

"**Unitholders**" means the holders from time to time of one or more Trust Units;

"**Voting and Exchange Trust Agreement**" means that certain Voting and Exchange Trust Agreement to be entered into October 9, 2002, among the Trust, Shiningbank Holdings Corporation and Shiningbank Energy Ltd., as amended from time to time, or any other Voting and Exchange Trust Agreement among the Trust, any Managed Entity and any trustee, as amended from time to time; and

"**year**" means, initially, the period commencing on the date hereof and ending on December 31, 1996 and thereafter means a calendar year.

1.2 Meaning of "Outstanding"

Every Trust Unit created, issued, certified and delivered hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation provided that:

(a) when a new Trust Certificate has been issued in substitution for a Trust Certificate which has been lost, stolen or destroyed, only one of such Trust Certificates shall be counted for the purpose of determining the number of Trust Units outstanding; and

(b) for the purposes of any provision of this Indenture entitling holders of outstanding Trust Units to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, Trust Units owned directly or indirectly, legally or equitably, by the Administrator or any affiliate thereof shall be disregarded except that for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action only the Trust Units which the Trustee knows are so owned shall be so disregarded.

1.3 References to Acts Performed by the Trust

For greater certainty, where any reference is made herein to an act to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by the Trustee on behalf of the Trust or by some other person duly authorized to do so by the Trustee or pursuant to the provisions hereof.

1.4 Tax Act

Any reference to the Tax Act shall refer to the *Income Tax Act,* Revised Statutes of Canada 1985, Chapter 1 (5th Supplement) and the Income Tax Regulations as amended from time to time applicable with respect thereto. Any reference herein to a particular provision of the Tax Act shall include a reference to that provision as it may be renumbered or amended from time to time. Where there are proposals for amendments to the Tax Act which have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustee may take such proposals into consideration and apply the provisions hereof as if such proposals had been enacted into law and proclaimed into force.

1.5 Headings

The division of this Trust Indenture into articles and sections, subsections, clauses, subclauses and paragraphs and the provision of headings is for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.6 Construction of Terms

Words importing the singular number only shall include the plural, and vice versa, and words importing gender shall include the masculine, feminine and neuter genders. References in this Trust Indenture to "this Trust Indenture", "this Indenture", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions shall be deemed to refer to this instrument and not to any particular Article, Section or portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof.

1.7 Accrual Method of Calculation

Except as otherwise specifically provided in this Indenture, all amounts to be calculated pursuant to this Indenture shall be calculated on an accrual basis in accordance with generally accepted accounting principles used in Canada as at such time.

ARTICLE 2
DECLARATION OF TRUST

2.1 Settlement of Trust

The Settlor hereby confirms that it has paid the Settled Amount to the Trustee for the purpose of creating and settling the Trust and the Settlor is hereby issued ten initial Trust Units in the Trust.

2.2 Declaration of Trust

The Trustee hereby agrees that it does and shall hold the Trust Fund in trust for the use and benefit of the Unitholders, their permitted assigns and personal representatives upon the trusts and subject to the terms and conditions hereinafter declared and set forth.

2.3 Name

The Trust shall be known and designated as "Shiningbank Energy Income Fund" and, whenever lawful and convenient, the affairs of the Trust shall be conducted and transacted under that name. If the Trustee determines that the use of the name "Shiningbank Energy Income Fund" is not practicable, legal or convenient, it may use such other designation or it may adopt such other name for the Trust as it deems appropriate and the Trust may hold property and conduct its activities under such other designation or name. Without limiting the foregoing, the Trustee may enter into agreements and other documents for and on behalf of the Trust under the name "Shiningbank Energy Income Fund" and the Trustee hereby acknowledges and confirms that any such agreement or other documents so entered into under the name "Shiningbank Energy Income Fund" shall for all purposes be and be deemed to have been entered into by, and be binding on, the Trustee, as trustee for and on behalf of the Trust.

2.4 Nature of the Trust

The Trust is a open-end investment trust established for the purpose of issuing the Trust Units and acquiring and holding the Royalty and Permitted Investments. The only undertaking of the Trust is and will be investing the funds of the Trust in the Royalty and Permitted Investments. The Trust shall not carry on any business. The Trust is not and is not intended to be, shall not be deemed to be and shall not be treated as a general partnership, limited partnership, syndicate, association, joint venture, company, corporation or joint stock company nor shall the Trustee, the Administrator, the Managed Entities or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever liable or responsible hereunder as partners, or joint venturers. Neither the Trustee, the Administrator nor any Managed Entity shall be, or be deemed to be, an agent of the Unitholders and shall have no power to bind any Unitholder. The relationship of the Unitholders to the Trustee shall be solely that of beneficiaries of the Trust and their rights shall be limited to those conferred upon them by this Trust Indenture.

2.5 Legal Entitlements and Restrictions of Unitholders

(a) The rights of each Unitholder to call for a distribution or division of assets, monies, funds, income and capital gains held, received or realized by the Trustee are limited to those contained herein.

(b) Subject to the terms and conditions of this Indenture, no Unitholder or Unitholders shall be entitled to interfere or give any direction to the Trustee or the Administrator with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or the Administrator under this Indenture.

(c) Subject to the provisions of section 3.13, the legal ownership of the assets of the Trust and the right to conduct the business of the Trust (subject to the limitations contained herein) are vested exclusively in the Trustee or such other persons as the Trustee may determine, and the Unitholders shall have no interest therein and they shall have no right to compel or call for any partition, division, dividend or distribution of the Trust Fund or any of the assets of the Trust. The Trust Units shall be personal property and shall confer upon the holders thereof only the interest and rights specifically set forth in this Trust Indenture. No Unitholder has or is deemed to have any right of ownership in any of the assets of the Trust.

2.6 Liability of Unitholders

No Unitholder shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to this Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to this Indenture and no Unitholder shall be liable to indemnify the Trustee or any other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trustee or by the Trustee or any other person on behalf of or in connection with the Trust; provided, however, to the extent that notwithstanding the foregoing, any such liabilities of Unitholders may be determined by a court of competent jurisdiction, they shall be enforceable only against, and shall be satisfied only out of, the Trust Fund.

2.7 Contracts of the Trust

Every contract entered into by or on behalf of the Trust, whether by the Trustee, the Administrator or otherwise, shall (except as the Trustee or Administrator may otherwise in any respect determine) include a provision substantially to the following effect:

> The parties hereto acknowledge that the Trustee/Administrator is entering into this agreement solely in its capacity as Trustee/Administrator on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, the Administrator or any of the Unitholders of the Trust such that any recourse against the Trust, the Trustee, the Administrator or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of May 16, 1996, as amended or restated from time to time, relating to the Trust.

The omission of such provision from any such written instrument shall not operate to impose personal liability on the Trustee, the Administrator or the Unitholders or in any way affect the validity, enforceability or binding effect of such instrument.

2.8 Head Office of Trust

The head office of the Trust hereby created shall be located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6 or at such other place or places in Canada as the Trustee may from time to time designate.

ARTICLE 3
ISSUE AND SALE OF TRUST UNITS

3.1 Creation of Trust Units

The beneficial interests of the Trust shall be divided into interests of one class, described and designated as Trust Units, which shall be entitled to the rights and subject to the limitations, restrictions and conditions set out herein. The aggregate number of Trust Units which may be authorized and issued hereunder is limited to 300,000,000 Trust Units.

3.2 Offerings of Trust Units

Trust Units, including rights to acquire Trust Units, may be created, issued, sold and delivered pursuant hereto on terms and conditions and at such time or times as the Trustee may determine. The Trust is further authorized to create, issue, sell, or deliver any rights, warrants, special warrants, subscription receipts, instalment receipts, exchangeable securities or other securities to purchase, convert, redeem or exchange into Trust Units or other securities of the Trust (including, without limitation, debt convertible into Trust Units or other securities of the Trust), on such terms and conditions as the Trustee may determine.

3.3 Issue of Trust Units

(a) Trust Units are issuable only in fully registered form. Trust Certificates evidencing Trust Units authorized pursuant to Section 3.2 shall forthwith be executed by the Administrator and delivered to the Trustee and shall thereupon be certified by and on behalf of the Trustee and shall be delivered by the Trustee to or upon the written order of the Administrator.

(b) No Trust Certificate shall be issued or, if issued, shall entitle the holder to the benefits of this Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in the Schedule hereto or in some other form approved by the Trustee. Such certification on any Trust Certificate shall be conclusive evidence that such Trust Certificate is duly issued and is entitled to the benefits hereof. The certificate of the Trustee signed on the Trust Certificates shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Trust Certificates or as to the issuance of the Trust Certificates. The certificate of the Trustee signed on any Trust Certificate shall, however, be a representation and warranty by the Trustee that such Trust

Certificate has been duly certified by or on behalf of the Trustee pursuant to the provisions of this Indenture.

(c) It is a condition of the closing of the first Offering of Trust Units that at least 300 persons each purchase a minimum of 100 Trust Units.

3.4 Certificates for Trust Units

The definitive form of certificate for the Trust Units: (i) shall be in either the English or French language or both, substantially in the form set forth in the Schedule hereto, (ii) shall be dated as of the date of issue thereof and (iii) shall contain such distinguishing letters and numbers as the Trustee may prescribe.

3.5 Ranking of Trust Units

Each Trust Unit represents an equal fractional undivided beneficial interest in the Trust Fund. All Trust Units outstanding from time to time shall be entitled to an equal fractional undivided share of any distributions by the Trustee and, in the event of termination of the Trust, in the net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority whatever may be the actual date or terms of issue of the same respectively.

3.6 Trust Units Fully Paid and Non-Assessable

Trust Units are only to be issued as fully paid and are not to be subject to future calls or assessments; provided however that the Trust Units to be issued under the Offering may be issued for a consideration payable in instalments and that the Trust may take security over such Trust Units to be issued under the Offering as security for the payment of unpaid instalments.

3.7 No Conversion, Retraction, Redemption or Pre-Emptive Rights

No person shall be entitled, as a matter of right, to subscribe for or purchase any Trust Unit. Subject to the provisions of section 3.11, there are no conversion, retraction, redemption or pre-emptive rights attaching to the Trust Units.

3.8 No Fractional Trust Units

Fractions of Trust Units shall not be issued.

3.9 Transferability of Trust Units

The Trust Units are transferable.

3.10 Non-Resident Holders

At no time may more than one-half of the outstanding Trust Units be held by non-residents of Canada ("non-residents") within the meaning of the Tax Act. If at any time the Trustee becomes aware, as a result of requiring declarations as to beneficial ownership under Section 7.12 or

otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration pursuant to Section 7.12 that the person is not a non-resident. If notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee may send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee may on behalf of such Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any such sale by the Trustee shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the Trust Certificates representing such Trust Units.

3.11 Retraction Right

Trust Units will be retractable at any time on demand by the holder thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting retraction. Upon receipt of the retraction request by the Trust, all rights to and under the Trust Units tendered for retraction shall be surrendered and the holder thereof shall be entitled to receive the Redemption Price.

3.12 Limit on Cash Payments

The aggregate cash Redemption Price payable by the Trust in respect of any Trust Units surrendered for retraction during any calendar month shall be satisfied by way of a cash payment on the last day of the following month; provided that the entitlement of Unitholders to receive cash upon redemption of their Trust Units is subject to the limitations that:

(a) the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for retraction in the same calendar month shall not exceed $100,000 provided that such limitation may be waived at the discretion of the board of directors of the Corporation;

(b) at the time such Trust Units are tendered for retraction the outstanding Trust Units of the Trust shall be listed for trading on a stock exchange or traded or quoted on any other market which the board of directors of the Corporation considers in its sole discretion, provides representative fair market value prices for the Trust Units; or

(c) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the date that

the Trust Units are tendered for retraction or for more than five trading days during the ten day trading period commencing immediately after the date on which the Trust Units are tendered for retraction.

3.13 Distribution In Specie

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the redemption price for such Trust Units shall be the fair market value thereof as determined by the board of directors of the Corporation and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution *in specie* of the Trust's property (the "Property"). Such Property may include interests in shares and/or debt instruments (the "Securities"). No fractional Securities will be distributed and where the number of Securities to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. The Trust shall be entitled to all interest paid or accrued and unpaid and to all dividends paid or declared payable with respect to the Property on or before the date of the distribution *in specie*. The holders of Property will be subject to the provisions of all material agreements that relate to such Property.

3.14 Non-Eligibility of *In Specie* Distribution

The Trustee, the Administrator and the Managed Entities shall not be liable to the Unitholder for any costs, expenses, charges, penalties or taxes imposed on a Unitholder as a result of or by virtue of Property received pursuant to Section 3.13 not being an eligible investment for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

3.15 Special Voting Units

In addition to Trust Units, the Trust is authorized to create, issue, sell and deliver an unlimited number of Special Voting Units entitling the holders thereof to such number of votes at meetings of Unitholders as may be determined by the Administrator and set out in any applicable Voting and Exchange Trust Agreement. The Special Voting Units may have such other rights or limitations and may be issued on such terms and may take such form as the Administrator may determine and as are set out in any applicable Voting and Exchange Trust Agreement. The Administrator shall determine any matter of doubt or uncertainty which may arise with respect to any Special Voting Unit regarding voting eligibility, entitlement or procedure or other matter which in the opinion of the Administrator is not determined by the applicable Voting and Exchange Trust Agreement. Notwithstanding any of the foregoing, Special Voting Units may only be issued by the Trust in conjunction with the issuance by Shiningbank Holdings Corporation or any other Managed Entity of exchangeable shares and the holders of Special Voting Units, as such, shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any part of the Trust Fund during the administration of the Trust or on termination or winding-up of the Trust. Without restricting any other authority of the Trust to issue Trust Units, Trust Units shall be issued and delivered as required pursuant to the terms and conditions of any applicable Voting and Exchange Trust Agreement and Support Agreement.

ARTICLE 4
INVESTMENTS OF TRUST FUND

4.1 Initial Investments

At the closing of the first Offering, the Trustee shall use the Net Proceeds of such Offering as follows:

(a) to acquire the Royalty on the terms and conditions set forth in the Royalty Agreement, at and for the consideration specified therein;

(b) to pay all amounts due to the Corporation under the Royalty Agreement;

(c) to pay all Issue Expenses and underwriters' fees incurred in connection with the Offering and all structuring or other fees disclosed in the relevant Offering Document;

(d) to repurchase for cancellation the ten initial Trust Units issued to the Settlor on the execution of these presents; and

(e) to invest all remaining Net Proceeds in Permitted Investments.

4.2 Subsequent Offerings

The Net Proceeds of Offerings after the first Offering by the Trust, if any, shall only be used to make Deferred Purchase Payments, Permitted Investments, payments pursuant to section 3.11 and such other purposes as the board of directors of the Corporation may determine to be in the best interests of Unitholders and to pay costs, fees and expenses associated therewith or incidental thereto.

4.3 Other Investment Restrictions

Without in any manner qualifying or limiting the restrictions imposed by Section 4.2, under no circumstances shall the Trustee purchase any investment which (a) is defined as "foreign property" under any provision of the Tax Act, (b) is a "small business security" as that term is used in Part L1 of the Income Tax Regulations, or (c) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act at the time such investment was acquired.

ARTICLE 5
DISTRIBUTIONS

5.1 Determination of Net Income

In this Article 5 and Section 7.2, "Net Income" means, in respect of a particular Distribution Record Date, the sum of the following amounts calculated as of such Distribution Record Date:

(a) all interest income that has accrued to the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date;

(b) all previously undistributed dividends, payments on return of capital or redemption of shares, principal repayments, proceeds from the sale of shares or debt and any trust distributions of income or capital received by the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be received on or before the Distribution Date immediately following the particular Distribution Record Date;

(c) all previously undistributed Royalty Income received by the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be received on or before the Distribution Date immediately following the particular Distribution Record Date;

(d) all previously undistributed ARC received by the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be received on or before the Distribution Date immediately following the particular Distribution Record Date; and

(e) all other income received by the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date or that may reasonably be anticipated to be received on or before the Distribution Date immediately following the particular Distribution Record Date;

less the sum of:

(f) all Trust Expenses incurred after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date;

(g) any other amounts (including taxes) required by law or hereunder to be deducted, withheld or paid by or in respect of the Trust after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date; and

(h) all Crown Royalties which are not deductible for income tax purposes and that have been reimbursed by the Trust to the Corporation by way of set-off or otherwise after the immediately preceding Distribution Record Date and on or before the particular Distribution Record Date;

except to the extent that any portion of such amount becomes payable under Section 5.3 hereof on or before the particular Distribution Record Date, provided that for the purposes of calculating Net Income for the first Distribution Record Date, the references above to the "immediately preceding Distribution Record Date" shall be deemed to mean the Date of Closing

of the first Offering, and further provided that items of income or expense not provided for above or in Section 5.3 may also be included or deducted in determining Net Income hereunder as may be considered appropriate by the Trustee.

5.2 Distributions of Net Income

The Trustee shall, with respect to each Distribution Record Date, declare to be payable to the persons who are Unitholders of record on that Distribution Record Date such part of Net Income as may be specified in the written notice given to the Trustee by the Administrator in respect of any period specified by the Administrator ending on or before that Distribution Record Date. Such Net Income, or part thereof, shall be payable to such Unitholders on either the Distribution Record Date or the Distribution Date, as such notice may specify.

Notwithstanding the foregoing, the amount of any Net Income that is determined by the Trustee to be required to be retained by the Trustee in order to pay any tax liability of the Trust or any payments in respect of the Redemption Price shall not be distributed by the Trustee to the Unitholders.

5.3 Income for Tax Purposes to Become Payable

On December 31 of each year, the amount equal to the Trust's net income for such year determined in accordance with the Tax Act, other than subsection 104(6) thereof, to the extent not otherwise payable pursuant to this Article on any date in the year to any Unitholder or not otherwise deemed to have become payable in the year pursuant to subsection 104(29) of the Tax Act, shall become payable to the Unitholders on that date and a Unitholder shall be entitled to enforce payment thereof on that day. Absent a demand from a Unitholder to enforce payment, such amount shall be paid to Unitholders on or before February 15th of the following year, provided that any amount determined by the Trustee to be required to be retained by the Trustee in order to pay any tax liability of the Trust shall not be paid by the Trustee to the Unitholders. The share of such Net Income for each Trust Unit shall be determined by dividing such amount by the number of Trust Units in the Trust outstanding as of such December 31. Each Unitholder's share thereof shall be equal to the proportionate share per Trust Unit multiplied by the number of Trust Units owned of record by the Unitholder on such December 31. Notwithstanding the foregoing, the amount of any Net Income so determined for a year that is determined by the Trustee to be required to be retained by the Trustee in order to pay any tax liability of the Trust in respect of that or any prior year shall not be payable by the Trustee to Unitholders.

5.4 Other Amounts

Any amounts not otherwise payable to Unitholders pursuant to this Article 5 may be declared by the Trustee to be payable to Unitholders and distributed to Unitholders in the manner provided for in Section 5.2.

5.5 Amounts to Become Payable

Each Unitholder shall have the right to enforce payment of any amount payable to such Unitholder under this Article 5 at the time the amount became payable.

5.6 Withholding Taxes

The Trustee may deduct or withhold from the amounts payable to any Unitholder, amounts required by law to be withheld from such Unitholder's distributions or payments under this Article 5 or from any payments made to a Unitholder in respect of the Redemption Price.

ARTICLE 6
APPOINTMENT, RESIGNATION AND REMOVAL OF TRUSTEE

6.1 Trustee's Term of Office

Subject to Sections 6.2 and 6.3, Montreal Trust Company of Canada is hereby appointed as trustee hereunder for an initial term of office which shall expire immediately upon the second annual meeting of Unitholders. A decision to reappoint, or to appoint a successor to, a Trustee shall be made at the second annual meeting of the Unitholders and thereafter at each second annual meeting of Unitholders following any such reappointment or appointment. Any such reappointment or appointment shall be made either by an Ordinary Resolution at such meeting of Unitholders or shall be made in the manner set out in Section 6.4. Notwithstanding the foregoing, if a Trustee is not reappointed at the meeting of Unitholders held immediately before the term of office of such Trustee expires and if no successor to such Trustee is appointed at that meeting, such Trustee shall continue to hold the office of Trustee under this Indenture until a successor has been appointed under Section 6.4.

6.2 Resignation of Trustee

The Trustee may resign from the office of trustee hereunder on giving not less than 60 days' notice in writing to the Administrator but no such resignation shall be effective until: (i) the appointment of, and acceptance of such appointment by, a new Trustee in the place of the resigning Trustee has been made in the manner set out in Section 6.4, and (ii) the legal and valid assumption by the new Trustee of all obligations of the Trustee related hereto in the same capacities as the resigning Trustee.

6.3 Removal of Trustee

The Trustee shall be removed on not less than 21 days' notice in writing delivered by the Administrator to the Trustee in the event that, at any time, the Trustee shall no longer satisfy all of the requirements in Section 6.6 or shall be declared bankrupt or insolvent or shall enter into liquidation, whether compulsory or voluntary, and not being merely a voluntary liquidation for the purposes of amalgamation or reconstruction, or if the assets of the Trustee shall otherwise become liable to seizure or confiscation by any public or governmental authority or if the Trustee shall otherwise become incapable of performing or shall fail in any material respect to perform its responsibilities under this Indenture or as a result of a material increase in the fees charged by the Trustee. No decision to remove a Trustee under this Section 6.3 shall become effective until approved by a Special Resolution at a meeting of Unitholders duly called for that purpose and the appointment of, and acceptance of such appointment by, a new Trustee under Section 6.4 in the place of the Trustee to be removed.

6.4 Appointment of Successor to Trustee

(a) A successor to a Trustee who has been removed by a Special Resolution of Unitholders under Section 6.3 or which has given notice of resignation under Section 6.2, shall be appointed by an Ordinary Resolution passed at a meeting of Unitholders duly called for that purpose, provided the successor meets the requirements of Section 6.6;

(b) Subject to Section 6.6, the Administrator may appoint a successor to any Trustee who has been removed by a Special Resolution of the Unitholders under Section 6.3 or which has given a notice of resignation under Section 6.2, if the Unitholders fail to do so at such meeting.

No appointment of any successor Trustee (including under Section 6.5) shall be effective until such successor Trustee shall have complied with the provisions of Section 6.2(ii).

6.5 Failure to Appoint Successor

In the event that no successor to a Trustee who has delivered a notice of resignation in accordance with Section 6.2, or who has received notice of removal in accordance with Section 6.3, has accepted an appointment within 120 days after the receipt by the Administrator of the notice of resignation, or 60 days after the receipt by the Trustee of the notice of removal, the Trustee, the Administrator or any Unitholder may apply to a court of competent jurisdiction for the appointment of a successor to the Trustee. The appointment of such successor by such court shall not require the approval of Unitholders.

6.6 Qualifications of Trustee

The Trustee and any successor to the Trustee or new Trustee appointed under this Article 6 shall be a corporation incorporated under the laws of Canada or of a province thereof and shall be a resident of Canada for the purposes of the Tax Act. Such corporation must at all times when it is the Trustee be registered under the laws of the Province of Alberta to carry on the business of a trust company and must have undertaken in writing to discharge all of the obligations and responsibilities of the Trustee under this Indenture. The Trustee shall be a corporation which has reported in its last annual audited consolidated financial statements shareholders' equity of at least $100 million, which financial statements shall be dated not more than 365 days prior to the date of appointment.

ARTICLE 7
CONCERNING THE TRUSTEE

7.1 Powers of the Trustee

(a) Subject to the terms and conditions of this Indenture or other contracts or obligations of the Trustee or the Trust, the Trustee may exercise from time to time in respect of the Trust Fund any and all rights, powers and privileges that could be exercised by a beneficial owner thereof, except as specifically designated in subparagraph b. below.

(b) The Corporation may exercise from time to time any and all rights, powers and privileges in relation to all matters relating to the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the assets of the Trust or the Managed Entities, or of any subsidiary of the Trust or the Managed Entities (an "Offer") including: (i) any Unitholder rights plan either prior to or during the course of any Offer; (ii) any defensive action either prior to or during the course of any Offer; (iii) the preparation of any "Directors' Circular" in response to any Offer; (iv) consideration on behalf of Unitholders and recommendations to Unitholders in response to any Offer; (v) any regulatory or court action in respect of any matters related to any Offer; and (vi) the carriage of any and all matters related to, or ancillary to, any Offer; and the Corporation accepts such responsibility and agrees that, in respect of such matters, it shall carry out its functions honestly, in good faith and in the best interest of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Corporation may, and if directed by the Corporation in writing, the Trustee shall, execute any agreements on behalf of the Trust as the Corporation shall have authorized within the scope of the exercise of any such rights, powers or privileges.

7.2 Specific Powers and Authorities

Subject only to the express limitations contained in this Indenture or other contracts or obligations of the Trustee or the Trust, and in addition to any powers and authorities conferred by this Indenture (including, without limitation, Section 7.1 hereof) or which the Trustee may have by virtue of any present or future statute or rule of law, the Trustee without any action or consent by the Unitholders shall have the following powers and authorities which may be exercised by it from time to time in its sole judgment and discretion and in such manner and upon such terms and conditions as it may from time to time deem proper:

(a) to accept subscriptions for Trust Units received by the Trust and to issue Trust Units pursuant thereto;

(b) to maintain books and records;

(c) to provide timely reports to Unitholders in accordance with the provisions hereof;

(d) to apply for Alberta Royalty Tax Credits or any other similar incentive credits or payments;

(e) to deposit funds of the Trust in interest-bearing accounts in banks, whose short term obligations constitute Permitted Investments, including those of the Trustee, the same to be subject to withdrawal on such terms and in such manner and by such person or persons (including any one or more officers, agents or representatives) as the Trustee may determine;

(f) to possess and exercise all the rights, powers and privileges appertaining to the ownership of all or any part of the assets of the Trust, to the same extent that an individual might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or action generally or for any particular meeting or action and may include the exercise of discretionary power and the Trustee shall ensure that the directors of the Corporation and where applicable, any other Managed Entity, be elected or appointed (or re-elected or re-appointed, as the case may be) at intervals not exceeding eighteen months;

(g) where reasonably required, to engage or employ any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisers, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(h) to collect, sue for and receive all sums of money coming due to the Trust, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, proceedings, disputes, claims, demands or other litigation relating to the Trust, the assets of the Trust or the Trust's affairs, to enter into agreements therefor, whether or not any suit is commenced or claim accrued or asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(i) to arrange for insurance contracts and policies insuring the assets of the Trust against any and all risks and insuring the Trust and/or any or all of the Trustee, the Administrator or the Unitholders against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustee, Administrator or Unitholders;

(j) to cause legal title to any of the assets of the Trust to be held by and/or in the name of the Trustee, or except as prohibited by law, by and/or in the name of the Trust, or any other person, on such terms, in such manner, with such powers in such person as the Trustee may determine and with or without disclosure that the Trust or the Trustee is interested therein, provided that should legal title to any of the assets of the Trust be held by and/or in the name of any person other than the Trustee or the Trust, the Trustee shall require such person to execute a trust agreement acknowledging that legal title to such assets is held in trust for the benefit of the Trust;

(k) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary or proper for the accomplishment of any of the powers herein granted;

(l) to pay out of the Trust Fund all reasonable fees, costs and expenses incurred in the administration of the Trust;

(m) to pay out of the Trust Fund the Net Income in accordance with the provisions hereof;

(n) except as prohibited by law, to delegate any or all of the management and administrative powers and duties of the Trustee to the Administrator and to any one or more agents, representatives, officers, employees, independent contractors or other persons without liability to the Trustee except as provided in this Indenture;

(o) to enter into and perform its obligations under any agreements with a Lender, including, without limitation, compliance with any provisions thereof which may restrict the powers of the Trustee hereunder or preclude the Trustee from acting in certain circumstances on resolutions of the Unitholders as might otherwise be provided for hereunder;

(p) to convey the Royalty in accordance with the terms of the Royalty Agreement in connection with any realization by a Lender upon the Properties;

(q) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful for the operation of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of this Indenture;

(r) to use reasonable efforts to ensure that the Trust complies at all times with the requirements of subsections 108(2) and 132(6) of the Tax Act;

(s) without limiting any of the provisions hereof, to pay out of the Trust Fund:

(i) underwriting fees;

(ii) the purchase price of the Royalty; and

(iii) Issue Expenses;

all as contemplated by the Offering Documents;

(t) to cancel or sell any Trust Unit tendered for retraction pursuant to section 3.11;

(u) to make a payment to a Unitholder pursuant to section 3.11, or to distribute assets of the Trust Fund to a Unitholder who has tendered a Trust Unit for retraction pursuant to section 3.13;

(v) to enter into and perform its obligations under any Voting and Exchange Trust Agreement and any Support Agreement;

(w) to acquire shares of corporations, to acquire interests or units of trusts and to loan money to Managed Entities; and

(x) on behalf of the Trust Fund, to enter into a trust indenture.

provided that the exercise of powers and authorities shall not adversely affect the status of the Trust as a "unit trust" and a "mutual fund trust" for the purposes of the Tax Act and the exercise of any powers and authorities shall only be to the extent the same are within the reasonable control of the Trustee and/or the Administrator.

7.3 Restrictions on Powers

Except as permitted in the Royalty Agreement, the Trustee shall not sell, assign or otherwise dispose of the assets of the Trust without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

7.4 Banking

The banking business of the Trust, or any part thereof, shall be transacted with such bank, trust company (including the Trustee) or other firm or corporation carrying on a banking business as the Trustee may designate, appoint or authorize from time to time and all such banking business or any part thereof, shall be transacted on the Trust's behalf by such one or more officers of the Trustee or other persons (who may be officers or employees of the Administrator) as the Trustee may designate, appoint or authorize from time to time.

7.5 Standard of Care

Except as otherwise provided herein, the Trustee shall exercise its powers and carry out its functions hereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated hereby which may be binding on the Trustee or the Trust. Unless otherwise required by law, the Trustee shall not be required to give bond, surety or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustee, in its capacity as trustee, shall not be required to devote its entire time to the business and affairs of the Trust.

7.6 Fees and Expenses

The Trustee shall be entitled to be paid from the Trust Fund such fees as may be agreed upon from time to time by the Administrator and the Trustee. As part of the Trust Expenses, the Trustee may pay or cause to be paid reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses (including any amounts payable to the Trustee under Section 7.8 or 7.9) properly incurred by the Trustee on behalf of the Trust shall be payable out of the Trust Fund.

The Trustee shall have a lien on the Trust Fund (which shall have priority over the interests of the Unitholders pursuant hereto) to enforce payment of the fees, costs, expenses and other amounts payable or reimbursable by the Trust to the Trustee.

7.7 Limitations on Liability of Trustee

The Trustee, its officers and agents shall not be liable to any Unitholder for any action taken in good faith in reliance on any documents that are, *prima facie*, properly executed, for any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any property, for any inaccuracy in any evaluation provided by the Administrator or any other appropriately qualified person, for relying on any such evaluation, for any action or failure to act of the Administrator, or for any other action or failure to act (including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by the Administrator to perform its duties under this Indenture or any Material Contract), unless such liabilities arise out of the Trustee's or such officer's or agent's gross negligence, wilful default or fraud. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under this Indenture or any Material Contract, the Trustee may act or refuse to act based on the advice of such expert or advisor and the Trustee shall not be liable for any action or refusal to act based on the advice of any such expert or advisor.

7.8 Indemnification of Trustee

The Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless the Trustee and each of its officers and agents in respect of:

(a) any liability and all costs, charges and expenses sustained or incurred in respect of any action, suit or proceeding that is proposed or commenced against the Trustee or against such officer or agent, as the case may be, for or in respect of anything done or permitted to be done in respect of the Trust and the execution of all duties, responsibilities, powers and authorities pertaining thereto; and

(b) all other costs, charges, taxes, penalties and interest in respect of unpaid taxes and all other expenses and liabilities sustained or incurred by the Trustee in respect of the administration or termination of the Trust;

unless any of the foregoing arises out of the Trustee's or such officer's or agent's gross negligence, wilful default or fraud, in which case the provisions of this Section 7.8 shall not apply.

7.9 Environmental Indemnity

(a) Subject to Section 7.9(c), the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless, the Trustee, its directors, officers, employees, and agents, and all of their successors and assigns (collectively, the "Indemnified Parties") against any loss, expense, claim, liability or asserted liability (including strict liability and including costs and expenses of abatement and remediation of spills or releases or releases of contaminants and including liabilities of the Indemnified Parties to third parties (including governmental

agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of:

(i) the administration of the trust created hereby;

(ii) the exercise by the Trustee of any rights or obligations hereunder;

which result from or relate, directly or indirectly, to:

(iii) the presence or release of any contaminants, by any means or for any reason, on or in respect of the Properties, whether or not such release or presence of the contaminants was under the control, care or management of the Trust or the Administrator, or of a previous owner or operator of a Property;

(iv) any contaminant present on or released from any contiguous property to the Properties; or

(v) the breach or alleged breach of any environmental laws by the Trust or the Administrator.

(b) For purposes of this Section 7.9, "liability" shall include: (i) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (ii) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party, and (iii) liability of the Indemnified Party for damage to or impairment of the environment;

(c) In no event shall the Trust be liable to indemnify an Indemnified Party against any loss, expense, claims, liability or asserted liability to the extent resulting from the gross negligence, wilful default or fraud of the Indemnified Party.

7.10 Apparent Authority

No purchaser, transfer agent or other person dealing with the Trustee or with any officer, employee or agent of the Trustee shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustee or by such officer, employee or agent or make inquiry concerning, or be liable for, the application of money or property paid, lent or delivered to or on the order of the Trustee or of such officer, employee or agent. Any person dealing with the Trustee in respect of any matter pertaining to the Trust Fund and any right, title or interest therein shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified on behalf of the Trustee as to the capacity, power and authority of any officer, employee or any other person to act for and on behalf and in the name of the Trust.

7.11 Notice to Unitholders of Non-Eligibility for Deferred Income Plans

If the Trustee becomes aware that the Trust Units have ceased to be eligible investments for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (all within the meaning of the Tax Act) or any of such plans, the Trustee shall give notice to Unitholders at their latest address as shown on the register of Unitholders that Trust Units have ceased to be eligible investments for such plans. Notwithstanding the foregoing, the Trustee shall not be liable to the Trust or to any Unitholder for any costs, expenses, charges, penalties or taxes imposed upon a Unitholder as a result of or by virtue of a Trust Unit not being an eligible investment for any such plan, notwithstanding any failure or omission of the Trustee to have given such notice, provided the Trustee has complied with Section 7.5.

7.12 Declaration as to Beneficial Ownership

The Trustee may require any Unitholder as shown on the register of Unitholders to provide a declaration, in form prescribed by the Trustee, as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction in which such beneficial owner is resident.

7.13 Conditions Precedent to Trustee's Obligations to Act

The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Unitholders shall be conditional upon the Administrator or Unitholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity (to the extent sufficient funds for such purpose are not available in the Trust Fund) reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

ARTICLE 8
DELEGATION OF POWERS

8.1 The Administrator and the Corporation

(a) Except as expressly prohibited by law, and without regard to whether such authority is normally granted or delegated by trustees, the Trustee shall delegate to the Corporation the authority to exercise all rights, powers and privileges in relation to all matters set out in Section 7.1(b).

(b) Except as expressly prohibited by law, the Trustee may grant or delegate to the Administrator such authority as the Trustee may in its sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustee under this Indenture, without regard to whether such authority is normally granted or delegated by trustees. The Trustee may grant broad discretion to the Administrator to administer and manage the day-to-day operations of the Trust

and the Trust Fund, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions which conform to general policies and general principles set forth herein or previously established by the Trustee, provided that the Administrator shall make no decisions with respect to the exercise of the voting rights at meetings of the Corporation or any other Managed Entity. The Administrator shall have the powers and duties expressly provided for herein and in any administrative services agreement including, without limitation, the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein which it is not qualified to perform (and the Administrator shall notify the Trustee of the name of the person or persons retained or instructed and the terms and conditions thereof). The Trustee may enter into a contract with the Administrator relating to the Administrator's authority, term of appointment, compensation and any other matters deemed desirable by the Trustee. The Administrator of the Trust Fund with respect to the Trust Units shall be the Corporation, and the Trustee shall enter into the Administrative Services Agreement with the Corporation. In the event of any replacement of the Corporation as Administrator, the person replacing the Corporation as Administrator shall become a party to this Indenture in the place and stead of the Corporation and shall agree to perform and be bound by and entitled to the benefits of and the covenants, obligations and duties of the Administrator herein and the Corporation shall be released from the obligations hereunder, provided that nothing herein shall release the Corporation of those covenants, obligations and duties required to be performed by the Corporation as Administrator prior to the date of such replacement.

8.2 Offerings

The Trustee hereby delegates to the Administrator responsibility for any or all matters relating to Offerings including: (i) ensuring compliance with all applicable laws, (ii) all matters relating to the content of any Offering Documents and the accuracy of the disclosure contained therein, including the certification thereof, (iii) all matters concerning the terms of the Material Contracts, and (iv) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units. The Administrator may, and if directed by the Administrator the Trustee shall, execute any agreements on behalf of the Trust as the Administrator shall have authorized within the scope of any authority delegated to it hereunder.

8.3 Power of Attorney

Without limiting any of the other provisions of this Article 8, the Trustee hereby delegates to the Administrator, who may in turn delegate to the Corporation, from time to time the full power and authority, and constitutes the Administrator or the Corporation as the case may be, its true and lawful attorney in fact, to sign on behalf of the Trust all prospectuses, annual information forms, management proxy circulars, other Offering Documents and any other documents ancillary or similar thereto required to be signed by the Trust from time to time.

8.4 Liability of Trustee

The Trustee shall have no liability or responsibility for any actions of the Administrator hereunder or under the Administrative Services Agreement and the Trustee, in relying upon the Administrator, shall be deemed to have complied with its obligations under Section 7.5 hereof.

8.5 Performance of Duties

In the event that the Administrator is unable or unwilling to perform its duties under the Administrative Services Agreement, or there is no Administrator, the Trustee shall either perform all duties of the Administrator thereunder or shall be entitled to engage another person that is duly qualified to perform such duties.

ARTICLE 9
AMENDMENT

9.1 Amendment

Except where specifically provided otherwise, the provisions of this Indenture, the Administrative Services Agreement and the Royalty Agreement of the Corporation may only be amended by the Trustee with the consent of the Unitholders by Special Resolution.

Any of the provisions of this Indenture, the Administrative Services Agreement or the Royalty Agreement of the Corporation may be amended by the Trustee at any time or times, without the consent, approval or ratification of any of the Unitholders or any other person, for the purpose of:

(a) ensuring that the Trust will comply with any applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of this Indenture or any supplemental indenture, the Administrative Services Agreement or the Royalty Agreement and any other agreement of the Trust or any prospectus filed with any regulatory or governmental body with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby;

(e) making changes for any other purpose not inconsistent with the terms of this Indenture, the Administrative Services Agreement and the Royalty Agreement, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion

of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Notwithstanding the foregoing, no amendment shall reduce the percentage of votes required to be cast at a meeting of the Unitholders for the purpose of amending this Section 9.1 or provide that a Trust Unit represents less than an equal fractional undivided interest in any distribution of the Trust Fund or, in the event of termination of the Trust, in the net assets of the Trust without the consent of the holders of all of the Trust Units then outstanding. The execution of this Trust Indenture by the Administrator shall not in any manner constitute or be deemed to constitute the consent or agreement to any amendment of the Royalty Agreement or the Administrative Services Agreement.

9.2 Notification of Amendment

As soon as shall be practicable after the making of any amendment pursuant to this Article 9, the Trustee shall furnish written notification of the substance of such amendment to each Unitholder.

ARTICLE 10
MEETINGS OF UNITHOLDERS

10.1 Annual and Special Meetings of Unitholders

Annual meetings of the Unitholders shall be held, commencing in 1997, on a day, at a time and at a place to be set by the Trustee. The business transacted at such meetings shall include the transaction of such business as Unitholders may be entitled to vote upon as hereinafter provided in this Article 10, or as the Trustee may determine. Special meetings of the Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon a written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding, such request specifying the purpose or purposes for which such meeting is to be called. For the purposes of determining such percentage required for such written request, the holders of any issued Special Voting Units shall not be regarded as representing outstanding Trust Units. Meetings of Unitholders shall be held in the City of Calgary, or at such other place as the Trustee shall designate. The Chairman of any annual or special meeting shall be a person designated by the Trustee for the purpose of such meeting except that, on the motion of any Unitholder, any person may be elected as Chairman by a majority of the votes cast at the meeting instead of such designated person or in the event that no person shall be designated by the Trustee.

10.2 Notice of Meetings

Notice of all meetings of Unitholders shall be given by unregistered mail postage prepaid addressed to each Unitholder and Special Unitholder at his registered address, mailed at least 21 days and not more than 60 days before the meeting. Such notice shall set out the time when, and the place where, such meeting is to be held and shall specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgment thereon, together with the text of any resolution proposed, at the time of mailing of the notice, to be passed. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice to or the non-receipt of such notice by any Unitholder or Special Unitholder shall not invalidate any resolution passed at any such meeting.

10.3 Quorum

At any meeting of the Unitholders, subject as hereinafter provided, a quorum shall consist of two or more individuals present in person either holding personally or representing as proxies not less than 5% of the outstanding Trust Units. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present in person or represented by proxy at the meeting shall not be regarded as representing outstanding Trust Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within one half (½) hour after the time fixed for the holding of such meeting, the meeting, if convened on the requisition of Unitholders, shall be dissolved, but in any other case it shall stand adjourned to such day being not less than 14 days later and to such place and time as may be appointed by the Chairman of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

10.4 Voting Rights of Unitholders

Only Unitholders and Special Unitholders of record shall be entitled to vote at any meeting of the Unitholders. Each Trust Unit shall entitle the holder or holders of that Trust Unit to one vote; each Special Voting Unit shall entitle the holder thereof to such number of votes as shall be determined in accordance with the applicable Voting and Exchange Trust Agreement. Every question submitted to a meeting, other than a Special Resolution, shall, unless a poll vote is demanded, be decided by a show of hands vote, on which every person present and entitled to vote shall be entitled to one vote. At any meeting of Unitholders, any holder of Trust Units entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy shall be voted at any meeting unless it shall have been placed on file with the Trustee, or with such agent of the Trustee as the Trustee may direct, for verification at least twenty-four hours prior to the commencement of such meeting. If approved by the Trustee, proxies may be solicited in the name of the Trustee. When any Trust Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of their proxies so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register maintained pursuant to Section 11.3 shall be entitled to cast such vote. Any holder of a Special Voting Unit may vote by proxy or more than one proxy in accordance with the applicable Voting and Exchange Trust Agreement.

10.5 Resolutions

(a) The Trustee shall in accordance with an Ordinary Resolution passed by the Unitholders:

(i) change or cause the Administrator to change the Auditors as provided in Section 15.3;

(ii) exercise or cause the Administrator or others to exercise the voting rights at meetings of the Managed Entities in favour of the appointment of auditors of the Managed Entities;

(iii) exercise or cause the Administrator or others to exercise the voting rights at meetings of the Managed Entities in favour of the election of directors of the Managed Entities;

(iv) exercise or cause the Administrator or others to exercise the voting rights at meetings of the Managed Entities in favour of the ratification of any new bylaw of the Managed Entities or the amendment, repeal or modification of any bylaw of the Managed Entities; and

(v) exercise or cause the Administrator or others to exercise the voting rights at meetings of the Managed Entities in favour of any matter which requires security holder approval pursuant to stock exchange rules or securities laws, regulations or policies applicable to the Trust.

(b) The Trustee shall in accordance with a Special Resolution passed by the Unitholders:

(i) subject to Section 9.1, amend this Indenture;

(ii) subject to Section 9.1, approve any amendment to the Royalty Agreement of the Corporation;

(iii) subdivide or consolidate Trust Units;

(iv) sell or agree to sell the property of the Trust Fund as an entirety or substantially as an entirety or, subject to the Royalty Agreement, assign, transfer or dispose of the Royalty in whole or in part;

(v) subject to Section 9.1, amend the Administrative Services Agreement or enter into a replacement Administrative Services Agreement;

(vi) exercise or cause the Administrator or others to exercise the voting rights at meetings of the Managed Entities in favour of any matter which, under the *Business Corporations Act* (Alberta) or such other legislation as may at the relevant time govern the Managed Entities, requires the sanction of a special resolution of the shareholders of the Managed Entities;

(vii) appoint an Inspector if so requested pursuant to Section 10.9;

(viii) resign if removed pursuant to Section 6.3;

(ix) commence to windup and windup the affairs of the Trust if requested pursuant to Section 12.2; and

(x) commence, defend, adjust or settle suits or legal proceedings in connection with the Trust and to represent the Trust in any such suits or legal proceedings (provided that the Trustee shall be required to comply with such authority and requirements only in the event that the Trustee has been provided with reasonable security for the payment of all costs which may be incurred in connection therewith).

Except with respect to the above matters set out in this Section 10.5 and the matters set forth in Sections 6.3, 6.4 and 12.2 hereof, no action taken by the Unitholders or resolution of the Unitholders at any meeting shall in any way bind the Trustee. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders shall be by Special Resolution unless the contrary is otherwise expressly provided under any specific provisions of this Indenture.

10.6 Meaning of "Special Resolution"

Subject to Section 12.2, the expression "Special Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purpose of determining such quorum, the holder of any issued Special Voting Unit who is present in person or represented by proxy at the meeting shall not be regarded as representing outstanding Trust Units. For the purpose of determining such percentage of votes upon any such resolution, the holder of any issued Special Voting Unit who is present in person or represented by proxy at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to such number of votes as shall be determined in accordance with the applicable Voting and Exchange Trust Agreement. Votes on a Special Resolution shall always be given on a poll and no demand for a poll on a Special Resolution shall be necessary.

10.7 Record Date for Voting

For the purpose of determining the Unitholders and any Special Unitholders who are entitled to vote or act at any meeting or any adjournment thereof, the Trustee may fix a date not more than 60 days and not less than 35 days prior to the date of any meeting of Unitholders as a record date for the determination of Unitholders and any Special Unitholders entitled to vote at such meeting or any adjournment thereof, and any Unitholder who was a Unitholder and any Special Unitholder who was a Special Unitholder at the time so fixed shall be entitled to vote at such meeting or any adjournment thereof even though he has since that time disposed of his Trust Units or Special Voting Units, as the case may be, and no Unitholder or Special Unitholder becoming such after that time shall be so entitled to vote at such meeting or any adjournment thereof. In the event that the Trustee does not fix a record date for any meeting of Unitholders, the record date for such meeting shall be the Business Day immediately preceding the date upon which notice of the meeting is given as provided under Section 10.2.

10.8 Binding Effect of Resolutions

Every Ordinary Resolution and every Special Resolution passed in accordance with the provisions of this Indenture at a meeting of Unitholders shall be binding upon all the Unitholders and Special Unitholders, whether present at or absent from such meeting, and each and every Unitholder and Special Unitholder shall be bound to give effect accordingly to every such Ordinary Resolution and Special Resolution.

10.9 Appointment of Inspector

The Trustee shall call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 20% of the Trust Units then outstanding for the purpose of considering the appointment of an Inspector to investigate the performance by the Trustee of any of the responsibilities thereof. For the purpose of determining such percentage required for such written request, the holder of any issued Special Voting Unit shall not be regarded as holding Trust Units. The Inspector shall have such powers not inconsistent herewith, as may be conferred upon him at the meeting when he is appointed but in all events shall not have any powers to act in any capacity as the Trustee hereunder or in place or in stead of the Trustee in any manner hereunder.

10.10 Solicitation of Proxies

A Unitholder shall have the right to appoint a proxy to attend and act for the Unitholder at any meeting of Unitholders. A Special Unitholder shall have the right to appoint one or more proxies to attend and act for the Special Unitholder at any meeting of Unitholders as determined in accordance with the applicable Voting and Exchange Trust Agreement. The Trustee shall solicit proxies from Unitholders in connection with all meetings of Unitholders. In connection therewith, the Trustee shall comply, as near as may be possible, with all provisions of the *Business Corporations Act* (Alberta) and the requirements of Canadian securities legislation applicable to the solicitation of proxies.

10.11 No Breach

Notwithstanding any provisions of this Indenture, Unitholders and Special Unitholders shall have no power to effect any amendment hereto which would require the Trustee to take any action which would constitute a breach or default by the Trust or the Trustee under any agreement binding on or obligation of the Trust or the Trustee.

ARTICLE 11
CERTIFICATES, REGISTRATION AND TRANSFER OF TRUST UNITS

11.1 Nature of Trust Units

The nature of a Trust Unit and the relationship of a Unitholder to the Trustee and the relationship of one Unitholder to another is as described in Sections 2.4 and 2.5(c) and the provisions of this Article 11 shall not in any way alter the nature of Trust Units or the said relationships of a Unitholder to the Trustee and of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the registered ownership of Trust Units and the recording of

all such transactions whether by the Trustee, securities dealers, stock exchanges, transfer agents, registrars or other persons.

11.2 Certificates

The form of certificate representing Trust Units shall be substantially as set out in the Schedule hereto or such other form as is authorized from time to time by the Trustee. Each such certificate shall bear an identifying serial number and shall be certified manually on behalf of the Trustee. Any additional signature required by the Trustee to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if it had been signed manually. Any certificate which has one manual signature as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Trust Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustee may determine.

11.3 Register of Unitholders

A register shall be kept at the principal corporate trust office of the Trustee in the City of Calgary by the Trustee or by a Transfer Agent designated to act on behalf and under the direction of the Trustee, which register shall contain the names and addresses of the Unitholders, the respective numbers of Trust Units held by them, the certificate numbers of the certificates representing such Trust Units and a record of all transfers thereof. Branch transfer registers shall be maintained at such other offices of the Trustee or Transfer Agent as the Trustee may from time to time designate. The Trustee shall designate an office in the Cities of Toronto and Montreal at which a branch register shall be maintained. Except in the case of the registers required to be maintained at the Cities of Calgary, Toronto and Montreal, the Trustee shall have the power at any time to close any register of transfers and in that event shall transfer the records thereof to another existing register or to a new register.

Only Unitholders whose certificates are so recorded shall be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustee shall have the right to treat the person registered as a Unitholder on the register of the Trust as the owner of such Trust Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders, and the Trustee shall not be bound to recognize any transfer, pledge or other disposition of a Trust Unit or any attempt to transfer, pledge or dispose of a Trust Unit, or any beneficial interest or equitable or other right or claim with respect thereto, whether or not the Trustee shall have actual or other notice thereof, until such Trust Unit shall have been transferred on the register of the Trust as herein provided.

The registers referred to in this Section shall at all reasonable times be open for inspection by the Unitholders, the Administrator and the Trustee.

11.4 Transfer of Trust Units

(a) Subject to the provisions of this Article 11, the Trust Units shall be fully transferable without charge as between persons, but no transfer of Trust Units

shall be effective as against the Trustee or shall be in any way binding upon the Trustee until the transfer has been recorded on the register or one of the branch registers of transfer maintained by the Trustee or Transfer Agent. No transfer of a Trust Unit shall be recognized unless such transfer is of a whole Trust Unit.

(b) Subject to the provisions of this Article 11, Trust Units shall be transferable on the register or one of the branch registers of Unitholders of the Trust only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents hereunto duly authorized in writing, and only upon delivery to the Trustee or to a Transfer Agent of the Trust if appointed, of the certificate therefor, if certificates representing Trust Units are issued, properly endorsed or accompanied by a duly executed instrument of transfer and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustee. Upon such delivery the transfer shall be recorded on the register of Unitholders and a new certificate for the residue thereof (if any) shall be issued to the transferor.

(c) Any person becoming entitled to any Trust Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or otherwise by operation of law, shall be recorded as the holder of such Trust Units and shall receive a new certificate therefor only upon production of evidence satisfactory to the Trustee thereof and delivery of the existing certificate to the Trustee, but until such record is made the Unitholder of record shall continue to be and be deemed to be the holder of such Trust Units for all purposes whether or not the Trustee shall have actual or other notice of such death or other event.

11.5 Trust Units Held Jointly or in a Fiduciary Capacity

The Trustee may treat two or more persons holding any Trust Units as joint owners of the entire interest therein unless their ownership is expressly otherwise recorded on the register of the Trust, but no entry shall be made in the register or on any certificate that any person is in any other manner entitled to any future, limited or contingent interest in any Trust Units; provided, however, that any person recorded as a Unitholder may, subject to the provisions hereinafter contained, be described in the register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship. Where any Trust Certificate is registered in more than one name, the distributions (if any) in respect thereof may be paid to the order of all such holders failing written instructions from them to the contrary and such payment shall be a valid discharge to the Trustee and any Transfer Agent. In the case of the death of one or more joint holders, the distributions (if any) in respect of any Trust Units may be paid to the survivor or survivors of such holders and such payment shall be a valid discharge to the Trustee and any Transfer Agent.

11.6 Performance of Trust

The Trustee, the Administrator, the Unitholders and any officer or agent of the Trustee or Administrator shall not be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Trust Units or any interest therein are or may be subject, or to ascertain or enquire whether any transfer of any such Trust Units or interests therein by any such Unitholder or by his personal representatives is authorized by such trust, charge, pledge or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

11.7 Lost Certificates

In the event that any certificate for Trust Units is lost, stolen, destroyed or mutilated, the Trustee may authorize the issuance of a new certificate for the same number of Trust Units in lieu thereof. The Trustee may in its discretion, before the issuance of such new certificate, require the owner of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the owner, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustee may deem necessary, to surrender any mutilated certificate and may require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustee may direct indemnifying the Trustee and its agent for so doing. The Trustee shall have the power to require from an insurer or insurers a blanket lost security bond or bonds in respect of the replacement of lost, stolen, destroyed or mutilated certificates. The Trustee shall pay all such premiums and other funds of money payable for such purpose out of the Trust Fund with such contribution, if any, by those insured as may be determined by the Trustee in its sole discretion. If such blanket lost security bond is required, the Trustee may authorize and direct (upon such terms and conditions as the Trustee may from time to time impose) any agent to whom the indemnity of such bond extends to take such action to replace any lost, stolen, destroyed or mutilated certificate without further action or approval by the Trustee.

11.8 Death of a Unitholder

The death of a Unitholder during the continuance of the Trust shall not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Trust Indenture nor give such Unitholder's personal representative a right to an accounting or to take any action in court or otherwise against other Unitholders or the Trustee or the Trust Fund, but shall entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Trust Units in place of the certificate held by the deceased Unitholder, and upon the acceptance thereof such personal representatives shall succeed to all rights of the deceased Unitholder under this Indenture.

11.9 Unclaimed Interest or Distribution

In the event that the Trustee shall hold any amount of interest or other distributable amount which is unclaimed or which cannot be paid for any reason, the Trustee shall be under no obligation to invest or reinvest the same but shall only be obliged to hold the same in a non-interest bearing account pending payment to the person or persons entitled thereto. The Trustee

shall, as and when required by law, and may at any time prior to such required time, pay all or part of such interest or other distributable amount so held to the Public Trustee (or other appropriate Government official or agency) whose receipt shall be a good discharge and release of the Trustee.

11.10 Exchanges of Trust Certificates

Trust Certificates representing any number of Trust Units may be exchanged, upon payment by a Unitholder of the Trustee's normal fees and charges relating thereto, for Trust Certificates representing an equivalent number of Trust Units in the aggregate. Any exchange of Trust Certificates may be made at the offices of the Trustee or at the offices of any Transfer Agent where registers are maintained for the Trust Certificates pursuant to the provisions of this Article 11. Any Trust Certificates tendered for exchange shall be surrendered to the Trustee or appropriate Transfer Agent and shall be cancelled.

ARTICLE 12
TERMINATION

12.1 Termination Date

Unless the Trust is terminated or extended earlier, the Trustee shall commence to wind up the affairs of the Trust on December 31, 2096.

12.2 Termination by Special Resolution of Unitholders

(a) The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called for the purpose, whereupon the Trustee shall commence to wind up the affairs of the Trust, provided that such a vote may only be held if requested in writing by the holders of not less than 20% of the Trust Units or the Trust Units have become ineligible for investment by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

(b) For the purpose of this Section and notwithstanding any other provision hereof, a quorum of at least 50% of the issued and outstanding Trust Units must be present or represented by proxy at the meeting or any adjournment thereof at which the vote is taken.

12.3 Procedure Upon Termination

Forthwith upon being required to commence to wind up the affairs of the Trust, the Trustee shall give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Trust Units for cancellation and the date at which the register of the Trust shall be closed.

12.4 Powers of the Trustee upon Termination

After the date on which the Trustee is required to commence to wind up the affairs of the Trust, the Trustee shall carry on no activities except for the purpose of winding up the affairs of the Trust as hereinafter provided and for these purposes, the Trustee shall continue to be vested with and may exercise all or any of the powers conferred upon the Trustee under this Indenture.

12.5 Sale of Investments

After the date referred to in Section 12.4, the Trustee shall proceed to wind up the affairs of the Trust as soon as may be reasonably practicable and for such purpose shall, subject to the terms of any agreements binding on or obligations of the Trust and the Trustee, sell and convert into money the Royalty and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 12.2) and the Administrator (subject to any resolution of the Unitholders, in the case of termination pursuant to Section 12.2). Notwithstanding anything herein contained, in no event shall the Trust be wound up until the Royalty and other investments shall have been disposed of, and under no circumstances shall any Unitholder come into possession of any interest in the Royalty, except as permitted in Section 3.13.

12.6 Distribution of Proceeds

After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Royalty and other assets together with any cash forming part of the Trust Fund among the Unitholders in accordance with their pro rata shares.

12.7 Further Notice to Unitholders

In the event that all of the Unitholders shall not surrender their Trust Units for cancellation within 6 months after the time specified in the notice referred to in Section 12.3, such remaining Trust Units shall be deemed to be cancelled without prejudice to the rights of the holders of such Trust Units to receive their pro rata shares of the amounts referred to in Section 12.6 and the Trustee may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustee, may pay such amounts into court.

12.8 Responsibility of Trustee after Sale and Conversion

The Trustee shall be under no obligation to invest the proceeds of any sale of the Royalty or other assets or cash forming part of the Trust Fund after the date referred to in Section 12.4 and, after such sale, the sole obligation of the Trustee under this Indenture shall be to hold such proceeds in trust for distribution under Section 12.6.

ARTICLE 13
SUPPLEMENTAL INDENTURES

13.1 Provision for Supplemental Indentures

From time to time the Trustee may, subject to the provisions hereof, and it shall, when so directed in accordance with the provisions hereof, execute and deliver by its proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a) adding to the provisions hereof such additional provisions as, in the opinion of Counsel, are necessary or advisable in the premises, provided that the same are not in the opinion of the Trustee prejudicial to the interests of the Unitholders;

(b) giving effect to any Special Resolution passed as provided in Article 10;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Trustee, prejudicial to the interests of the Unitholders;

(d) making any modification in the form of Trust Certificates which does not materially affect the substance thereof;

(e) modifying any of the provisions of this Indenture (including relieving the Administrator from any obligations, conditions or restrictions herein contained) provided that the Trustee may in its sole discretion decline to enter into any such supplemental indenture which in its opinion may not afford adequate protection to the Trustee when the same shall become operative; and

(f) for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Trustee, the rights of the Trustee and the Unitholders are not prejudiced thereby.

ARTICLE 14
NOTICES TO UNITHOLDERS

14.1 Notices

Any notice required to be given under this Indenture to the Unitholders shall be given by letter or circular sent through ordinary post addressed to each registered holder at his last address appearing on the register; provided that if there is a general discontinuance of postal service due to strike, lockout or otherwise, such notice may be given by publication twice in the National Edition of The Globe and Mail or any other newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in a newspaper in each city where the register or a branch register is maintained. Any

notice so given shall be deemed to have been given on the day following that on which the letter or circular was posted or, in the case of notice being given by publication, the day following the day of the second publication in the designated newspaper or newspapers. In proving notice was posted, it shall be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

14.2 Failure to Give Notice

The failure by the Trustee, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein shall not affect the validity or effect of any action referred to in such notice, and the Trustee shall not be liable to any Unitholder for any such failure.

14.3 Joint Holders

Service of a notice or document on any one of several joint holders of Trust Units shall be deemed effective service on the other joint holders.

14.4 Service of Notice

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article shall, notwithstanding the death or bankruptcy of such Unitholder, and whether or not the Trustee has notice of such death or bankruptcy, be deemed to have been fully served and such service shall be deemed sufficient service on all persons interested in the Trust Units concerned.

ARTICLE 15
AUDITORS

15.1 Qualification of Auditors

The Auditors shall be an independent recognized firm of chartered accountants which has an office in Alberta.

15.2 Appointment of Auditors

The Trustee hereby appoints KPMG LLP, Chartered Accountants, as the Auditors of the Trust, to hold such office until the first annual meeting of the Unitholders at such remuneration as may be approved by the Trustee. The Auditors will be appointed at each annual meeting of Unitholders, and the Trustee shall, from time to time, approve the remuneration to be paid to the Auditors.

15.3 Change of Auditors

The Auditors may at any time be removed by the Trustee with the approval of a majority of the votes cast by Unitholders at a meeting of Unitholders duly called for the purpose and, upon the resignation or the removal of Auditors as aforesaid, new auditors may be appointed by the Trustee with the approval of a majority of votes cast by Unitholders at a meeting duly called for the purpose.

15.4 Reports of Auditors

The Auditors shall audit the accounts of the Trust at least once in each year and a report of the Auditors with respect to the annual financial statements of the Trust shall be provided to each Unitholder as set out in Section 16.3.

ARTICLE 16
ACCOUNTS, RECORDS AND FINANCIAL STATEMENTS

16.1 Records

The Trustee shall keep such books, records and accounts as are necessary and appropriate to document the Trust Fund and each transaction of the Trust. Without limiting the generality of the foregoing, the Trustee will, at its principal office in Calgary, Alberta, keep records of all transactions of the Trust, a list of the Royalty and other assets of the Trust Fund from time to time and a copy of this Indenture and the Material Contracts with any amendments thereto.

16.2 Quarterly Reporting to Unitholders

The Trustee will mail to each Unitholder on or before May 30, August 29 and November 29 in each year, an unaudited quarterly financial statement of the Trust Fund for the most recent calendar quarter and an unaudited statement of receipts and disbursements related to the Royalty.

16.3 Annual Reporting to Unitholders

The Trustee will mail:

(a) to each Unitholder, within 140 days after the end of each year, the audited consolidated financial statements of the Trust for the most recently completed year together with the report of the Auditors thereon;

(b) to each person who received a distribution from the Trust during a year, within 90 days after the end of such year, tax reporting information relating to such year for the purpose of enabling such persons to report the income tax consequences of their respective investments in Trust Units in their respective annual Canadian income tax returns; and

(c) annually to each Unitholder a summary review of the acquisitions and dispositions of assets that have occurred during the preceding year, and activities conducted thereon, including well locations and aggregate amounts of petroleum and natural gas produced therefrom and related operating costs. A summary description of material changes in the Trust's financial affairs and their expected impact on Unitholders will also be provided.

16.4 Additional Reporting to Unitholders

If any material change occurs in relation to the Trust, Unitholders will be advised thereof in accordance with applicable law and regulatory policy. The Trust will comply with its continuous disclosure obligations under all applicable securities legislation.

16.5 Information Available to Unitholders

(a) Each Unitholder shall have the right to obtain, on demand and on payment of reasonable reproduction costs, from the head office of the Trust, a copy of this Indenture and any indenture supplemental hereto or any Material Contract.

(b) Each Unitholder, upon payment of a reasonable fee and upon sending to the Trustee the affidavit referred to in paragraph (d) below, may upon application require the Trustee to furnish within 10 days from the receipt of the affidavit a list (the "basic list") made up to a date not more than 10 days before the date of receipt of the affidavit setting out the names of the Unitholders, the number of Trust Units owned by each Unitholder and the address of each Unitholder as shown on the records of the Trustee.

(c) A person requiring the Trustee to supply a basic list may, if he states in the affidavit referred to in paragraph (d) below that he requires supplemental lists, require the Trustee upon payment of a reasonable fee to furnish supplemental lists setting out any changes from the basic list in the names or addresses of the Unitholders and the number of Trust Units owned by each Unitholder for each business day following the date the basic list is made up to.

(d) The affidavit referred to in paragraph (b) above shall state:

(i) the name and address of the applicant;

(ii) the name and address for service of the body corporate if the applicant is a body corporate; and

(iii) that the basic list and any supplemental lists will not be used except as permitted under paragraph (e) below.

(e) A list of Unitholders obtained under this Section shall not be used by any person except in connection with:

(i) an effort to influence the voting of Unitholders;

(ii) an offer to acquire Trust Units: or

(iii) any other matter relating to the affairs of the Trust.

16.6 Income Tax: Obligation of the Trustee

The Trustee shall satisfy, perform and discharge all obligations and responsibilities of the Trustee under the Tax Act or any similar provincial legislation, and neither the Trust nor the Trustee shall be accountable or liable to any Unitholder by reason of any act or acts of the Trustee consistent with any such obligations or responsibilities.

16.7 Income Tax: Designations

In the return of its income under Part I of the Tax Act for each year the Trust shall make such designations to Unitholders with respect to any amounts distributed or payable to Unitholders in the year including, without restricting the generality of the foregoing, designations with respect to any taxable capital gains realized and distributed to Unitholders by the Trust in the year, and any interest payable to Unitholders in the year, as shall be permitted under the provisions of the Tax Act and as the Trustee in its sole discretion shall deem to be reasonable and equitable. In the first year, in filing a return of income for the Trust, the Trust shall elect that the Trust be deemed to be a mutual fund trust for the entire year.

16.8 Income Tax: Deductions

The Administrator shall determine the tax deductions to be claimed by the Trust in any year, and the Trustee shall claim such deductions for the purposes of computing the income of the Trust pursuant to the provisions of the Tax Act.

16.9 Fiscal Year

The fiscal year of the Trust shall end on December 31 of each year.

ARTICLE 17
TAKE-OVER BID PROVISIONS

17.1 Definitions

In this Article 17:

(a) "**Dissenting Unitholder**" means a Unitholder who does not accept an Offer referred to in Section 17.2 and includes any assignee of the Trust Unit of a Unitholder to whom such an Offer is made, whether or not such assignee is recognized under this Declaration of Trust;

(b) "**Offer**" means an offer to acquire outstanding Trust Units where, as of the date of the offer to acquire, the Trust Units that are subject to the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Trust Units;

(c) "**offer to acquire**" includes an acceptance of an offer to sell;

(d) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Trust Units;

(e) "**Offeror's Notice**" means the notice described in Section 17.3;

(f) "**Offeror's Units**" means Trust Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror;

17.2 Offers for Trust Units

If an Offer for all of the outstanding Trust Units (other than Trust Units held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Unitholders representing at least 90% of the outstanding Trust Units, other than the Offeror's Units;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for the Trust Units of the Unitholders who accepted the Offer, and

(c) the Offeror complies with Sections 17.3 and 17.5

the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Trust Units held by the Dissenting Unitholders for the same consideration per Trust Unit payable or paid, as the case may be, under the Offer.

17.3 Offeror's Notice

Where an Offeror is entitled to acquire Trust Units held by Dissenting Unitholders pursuant to subsection (2), and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Unitholder stating that:

(a) Unitholders holding at least 90% of the Trust Units of all Unitholders, other than Offeror's Units, have accepted the Offer;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Trust Units of the Unitholders who accepted the Offer;

(c) Dissenting Unitholders must transfer their respective Trust Units to the Offeror on the terms on which the Offeror acquired the Trust Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(d) Dissenting Unitholders must send their respective Trust Unit Certificate(s) to the Fund within 21 days after the date of the sending of the Offeror's Notice.

17.4 Delivery of Trust Unit Certificates

A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to subsection (3) shall, within 21 days after the sending of the Offeror's Notice, send his or her Trust Unit Certificate(s) to the Trustee, duly endorsed for transfer.

17.5 Payment for Trust Units

Within 21 days after the Offeror sends an Offeror's Notice pursuant to subsection (3), the Offeror shall pay or transfer to the Trustee, or to such other person as the Trustee may direct, the cash or other consideration that is payable to Dissenting Unitholders pursuant to Section 17.2.

17.6 Deposit of Funds

The Trustee, or the person directed by the Trustee, shall hold in trust for the Dissenting Unitholders the cash or other consideration it receives under Section 17.5. The Trustee, or such person, shall deposit cash in a separate account in a Canadian chartered bank, and shall place other consideration in the custody of a Canadian chartered bank or similar institution for safekeeping.

17.7 Transfer of Trust Units

Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 17.3, the Trustee, if the Offeror has complied with Section 17.5 shall:

(a) do all acts and things and execute and cause to be executed all instruments as in the Trustee's opinion may be necessary or desirable to cause the transfer of the Trust Units of the Dissenting Unitholders to the Offeror;

(b) send to each Dissenting Unitholder who has complied with Section 17.4 the consideration to which such Dissenting Unitholder is entitled under this Article 17; and

(c) send to each Dissenting Unitholder who has not complied with Section 17.4 a notice stating that:

 (i) his or her Trust Units have been transferred to the Offeror;

 (ii) the Trustee or some other person designated in such notice are holding in trust the consideration for such Trust Units; and

 (iii) the Trustee, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Certificate(s) or such other documents as the Trustee, or such other person may require in lieu thereof;

and the Trustee is hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

17.8 Delivery of Offer to the Trustee

An Offeror cannot make an Offer for Trust Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trustee.

ARTICLE 18
MISCELLANEOUS

18.1 Continued Listing

The Trustee hereby appoints the Administrator as its agent and the Administrator hereby covenants to the Trustee and agrees that it shall, at the cost and expense of the Trust, take all steps and actions and do all things that may be required to obtain and maintain the listing and posting for trading of the Trust Units on The Toronto Stock Exchange and to maintain its status as a "reporting issuer" not in default of the securities legislation and regulations of each of the provinces of Canada.

18.2 Successors and Assigns

The provisions of this Indenture shall enure to the benefit of and be binding upon the parties and their successors and, in the case of the Administrator, its assigns.

18.3 Counterparts

This Trust Indenture may be simultaneously executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts, together, shall constitute but one and the same instrument, which shall be sufficiently evidenced by any such original counterparts.

18.4 Severability

If any provision of this Trust Indenture shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Indenture in any jurisdiction.

18.5 Day Not a Business Day

Subject to Section 5.3, in the event that any day on or before which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

18.6 Time of the Essence

Time shall be of the essence in this Trust Indenture.

18.7 Governing Law

This Trust Indenture and the Trust Certificates shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts. The parties hereby irrevocably submit to the jurisdiction of the Courts of the Province of Alberta.

18.8 Notices to Trustee and Administrator

(a) Any notice to the Trustee under this Trust Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the attention of the Trust at the principal trust office of the Trustee at 710, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Manager Corporate Trust or to the attention of any employee or officer of the Trustee who shall be designated by the Trustee, or may be given by telex or telecommunications device, at (403) 267-6598 and shall be deemed to have been given on the date of delivery or, if mailed, effective five (5) days after deposit in the Canadian mail.

(b) Any notice to the Administrator under this Trust Indenture shall be valid and effective if delivered or if given by registered letter, postage prepaid, addressed to the Administrator at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6, Attention: the President, or may be given by telex or telecommunications device at (403) 268-7499 and shall be deemed to have been effectively given on the date of delivery or, if mailed, five (5) days after deposit in the Canadian mail.

(c) The Administrator or the Trustee may from time to time notify the other in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Administrator or the Trustee for all purposes of this Indenture.

(d) If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered at the appropriate address provided in this Section, by cable, telegram, telex, telecommunications device or other means of prepaid, transmitted and recorded communication.

18.9 References to Agreements

Any reference herein to any agreement, contract or obligation shall refer to such agreement, contract or obligation as the same may be amended from time to time.

Executed and delivered.

Schedule

To the annexed indenture dated as of May 16, 1996 and amended and restated as of September 6, 2005 and made between:

SHININGBANK ENERGY LTD.,

RICHARDSON GREENSHIELDS OF CANADA LIMITED

and

COMPUTERSHARE TRUST COMPANY OF CANADA

(Form of Certificate for the Trust Units in the English Language)

TRUST UNITS

Shiningbank Energy Income Fund

(a trust created under the laws of the Province of Alberta by a Trust Indenture dated as of May 16, 1996)

No. ______________________________ ______________________________

Trust Units

CUSIP ______________________________

THIS CERTIFIES THAT

is the registered holder of ____________ fully paid Trust Units issued by Shiningbank Energy Income Fund.

The Trust Units represented by this Certificate are issued upon the terms and subject to the conditions of an indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the "Trust Indenture") dated as of May 16, 1996 and amended and restated as of October 9, 2002 and made between Richardson Greenshields of Canada Limited, Shiningbank Energy Ltd. and Computershare Trust Company of Canada (the "Trustee") which Trust Indenture is binding upon all holders of Trust Units and, by acceptance of this Certificate, the holder assents to the terms and conditions of the Trust Indenture. Terms defined in the Trust Indenture have the same meaning when used herein.

A copy of the Trust Indenture pursuant to which this certificate and the Trust Units represented hereby are issued may be obtained by any Unitholder on demand and on payment of reasonable photocopying costs from the head office of Shiningbank Energy Income Fund (the "Trust").

This Trust Certificate may only be transferred, upon compliance with the conditions prescribed in the Trust Indenture, on the registers to be kept at the office of the Trustee in the City of Calgary and at such other place or places, if any, as the Trustee may designate, by the registered holder thereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee may prescribe.

The Trust Indenture contains provisions for the holding of meetings of Unitholders and rendering resolutions passed at such meetings binding upon all Unitholders.

The Trust Indenture provides that no Unitholder shall incur or be subject to any liability in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture.

The Trust Indenture provides that Trust Units shall be issued only when fully paid and the Unitholders shall not thereafter be required to make any further contribution to the Trust with respect to such Trust Units.

This Trust Certificate shall not be valid for any purpose until it shall have been certified by the Trustee under the Trust Indenture.

Executed and delivered.

DATED ____________________

SHININGBANK ENERGY INCOME FUND by SHININGBANK ENERGY LTD., as Administrator

Per: ________________________________
Authorized Officer

(Form of Trustee's Certificate)

This Trust Certificate is one of the Trust Certificates referred to in the Trust Indenture within mentioned and certified by Computershare Trust Company of Canada, as Trustee.

COMPUTERSHARE TRUST
COMPANY OF CANADA, Trustee

Per: ______________________________
Authorized Officer

Transfer Form

For Value Received the undersigned sells, assigns and transfers unto

____

____

(please print or typewrite name and address of assignee)

__________ Trust Units of Shiningbank Energy Income Fund represented by this Trust Certificate and hereby irrevocable constitutes and appoints the Trustee as Attorney to transfer the said Trust Units on the registers of the Trustee for the said purpose, with full power of substitution in the premises.

Dated ________________ ______________________________

____

(Signature of Transferor)

The signature of the registered holder of the within Trust Certificate to the foregoing assignment must be guaranteed by a chartered bank, by a trust company, or a member firm of The Toronto Stock Exchange.

A-46

Royalty Agreement

Between

SHININGBANK ENERGY LTD.

and

Computershare Trust Company of Canada
Amended and Restated
as of September 6, 2005

TABLE OF CONTENTS

TABLE OF CONTENTS
(continued)

AGREEMENT AMENDING

ROYALTY AGREEMENT

September 6, 2005

BETWEEN

SHININGBANK ENERGY LTD., a corporation amalgamated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta (the "Grantor")

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada, with offices in Calgary, Alberta ("Trustee") for and on behalf of **Shiningbank Energy Income Fund**, a trust formed in accordance with the laws of Alberta (the "Fund")

Recitals

A. The holders of the trust units (the "Unitholders") of Shiningbank Energy Income Fund (the "Fund") resolved at a Special Meeting of the Unitholders (the "Unitholders") held on May 10, 2005 (the "Meeting"), that certain amendments be made to the amended and restated royalty agreement between the Trustee, on behalf of the Fund, and the Grantor dated July 31, 1996, as amended and restated on February 28, 2003 (the "Royalty Agreement").

B. The parties hereto wish to amend and restate the Royalty Agreement to reflect the above.

The parties agree as follows.

ARTICLE 1 AMENDMENTS

The parties hereto agree that the Royalty Agreement will be amended effective as of the date set out above such that it shall be amended and restated, such restatement to be in the form attached hereto as Schedule "A" to this Agreement, and such restated Royalty Agreement shall be the Royalty Agreement.

ARTICLE 2 CONTINUATION

The Royalty Agreement, as amended as aforesaid, shall continue in full force and effect in accordance with the terms thereof.

ARTICLE 3
MISCELLANEOUS

3.1 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

3.2 Waivers in Writing

No waiver by any party hereto of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other party hereto unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

3.3 Amendments

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the parties hereto unless made in writing and signed by the duly authorized representatives of each of the parties hereto.

3.4 Liability

The parties hereto acknowledge that the Trustee is entering into this agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the holders of the Trust Units of the Trust such that any recourse against the Trust, the Trustee or the Administrator or any holder of the Trust Units of the Trust in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based in contract, on negligence or tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of May 16, 1996, as amended or restated from time to time, relating to the Trust.

Executed and delivered.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee for and on behalf of SHININGBANK ENERGY INCOME FUND

Per: *"Karen Biscope"*

Per: *"Stacie Moore"*

SHININGBANK ENERGY LTD.

Per: *"David M. Fitzpatrick"*

Per: *"Bruce K. Gibson"*

Schedule A

Amended and restated
as of September 6, 2005

ROYALTY AGREEMENT

Between:

SHININGBANK ENERGY LTD., a corporation incorporated under the laws of Alberta, having its registered office and principal place of business in Calgary, Alberta

and

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta as trustee for and on behalf of **Shiningbank Energy Income Fund**, a trust formed in accordance with the laws of Alberta

Recital:

The Grantor wishes to grant the Royalty and the Royalty Owner wishes to acquire the Royalty from the Grantor on the terms and conditions set forth herein.

The parties agree as follows.

ARTICLE 1
DEFINITIONS

1.1 Definitions

For the purposes of this Agreement, including the recitals, the following words and expressions shall have the following meanings except where the context otherwise expressly provides:

"**Additional Properties**" means those P&NG Rights and any related Tangibles and Miscellaneous Interests which are acquired by the Grantor after the Closing Date;

"**Administrative Services Agreement**" means the agreement between the Grantor and the Trustee as trustee for and on behalf of the Royalty Fund dated October 9, 2002, pursuant to which the Grantor has agreed to provide certain management and administration services to the Royalty Fund and the Trustee, and all amendments thereof, substitutions therefor and replacements thereof;

"**Affiliate**" means an affiliated body corporate within the meaning of Section 2(l) of the *Business Corporations Act* (Alberta);

"**Agreement**" means this agreement including the Schedule A hereto;

"**ARC**" means credits or rebates in respect of Crown Royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Credits";

"**Asset Value**" in respect of any Property or the Properties at any time means the present worth (using the Discount Rate) of the estimated pre-tax net cash flow from such Property or the Properties of the Proved Reserves and 50% of the Probable Reserves shown on the most recent independent engineering report relating to such Property or the Properties;

"**Business Day**" means a day other than a Saturday, Sunday or statutory holiday in Alberta;

"**Canadian resource property**" shall have the meaning attributable to such term in the Tax Act;

"**Capital Costs**" means:

(a) drilling costs, completion costs and equipping costs of wells; and

(b) all other costs relating to the Properties which are "capital costs" under GAAP;

but does not include Future Acquisition Costs;

"**Closing**" means the closing of the issuance of Trust Units by the Royalty Fund contemplated by a final prospectus dated July 18, 1996;

"**Closing Date**" means the date upon which the Closing occurs;

"**Commodity Price Swaps**" means swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate fluctuations in prices or commodities which affect Production Costs or revenues attributable to the Properties;

"**Credit Facilities**" means the credit facilities of the Grantor existing as of the date hereof, and those made available to the Grantor, from time to time hereafter, to fund the payment of or to refinance the payment of Production Costs, Future Acquisition Costs and other corporate requirements of the Grantor, and all amendments thereto, substitutions therefor and replacements thereof;

"**Crown**" means Her Majesty the Queen in Right of Canada or a Province thereof;

"**Crown Royalties**" means any amount paid or payable to or received or receivable by the Crown by virtue of an obligation imposed by statute or a contractual obligation substituted for an obligation imposed by statute as a royalty, tax (other than municipal or school tax), lease rental or bonus or in lieu thereof that may be reasonably regarded as being in relation to P&NG Rights or the production of Petroleum Substances;

"**Currency Exchange Swaps**" means swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate fluctuations in rates of exchange of one currency for another which affect Production Costs or revenues attributable to the Properties;

"**Debt Service Charges**" means, in respect of a Period:

(a) all interest, penalties, fees, indemnities, legal costs, and other costs, expenses and disbursements for which the Grantor is liable pursuant to the Credit Facilities and which, in each case, accrue during such Period;

(b) all amounts payable during such Period on account of principal pursuant to the Credit Facilities including, without limitation, scheduled, prepaid (voluntary or mandatory) and accelerated principal and (subject to the provisos below) any amounts required to be paid on account of banker's acceptances and letters of credit (other than fees described in (a) above);

(c) plus (if there is a net loss) or minus (if there is a net profit) the net profit or loss from Interest Rate Swaps which accrues during such Period;

provided that the difference between the face amount of a banker's acceptance which is issued and accepted pursuant to the Credit Facilities and its discount proceeds (such difference being the "imputed interest") shall be treated as interest accruing at the times that it is considered to accrue in accordance with GAAP and provided that when the Grantor becomes liable under the Credit Facilities to pay the full amount of a banker's acceptance, the face amount less the amount of imputed interest for such banker's acceptance shall be included in the Debt Service Charges;

"**Deductible Production Costs**" means, in respect of a Period and without duplication:

(a) Production Costs for that Period; plus

(b) Deductible Production Costs which are carried forward to such Period pursuant to Section 3.4;

less

(c) Production Costs paid from advances made pursuant to the Credit Facilities; and

(d) payments made in that Period by the Grantor in respect of Production Costs from Other Revenues and Grantor Disposition Proceeds pursuant to subsection 2.4(c);

"**Deferred Purchase Payment**" means any payment in addition to the payment of the Initial Purchase Payment required to be made by the Royalty Owner to the Grantor pursuant to Section 2.2 as additional consideration for the Royalty;

"**Discount Rate**" on any particular day shall be the lesser of:

(a) twice the yield on ten year Government of Canada Bonds on the fifth Business Day preceding the particular date, rounded down to the nearest whole percentage point;

(b) the yield on ten year Government of Canada Bonds on the fifth Business Day preceding the particular date plus 8%, rounded down to the nearest whole percentage point; or

(c) 15%;

"**Execution Date**" means July 31, 1996;

"**Farmout**" means an agreement whereby a Person at arm's length to the Grantor and the Royalty Owner agrees to pay for the drilling of one or more wells on one or more of the Properties in order to earn an interest therein with the Grantor retaining a royalty or residual interest in such Properties;

"**Future Acquisition Costs**" means amounts paid by or on behalf of the Grantor in respect of the costs of acquiring interests in Additional Properties (including purchase price, adjustments, broker's fees and commissions, professional and consulting fees and disbursements);

"**GAAP**" means, as of any time, generally accepted accounting principles in Canada as at such time;

"**General and Administrative Costs**" means the amount in aggregate representing all expenditures and costs incurred in the management and administration of the Grantor and the Royalty Fund including, without limitation:

(a) all reasonable costs and expenses relating to the Grantor and the Royalty Fund and paid directly to Third Parties by or on behalf of the Grantor or the Royalty Fund or their Affiliates, including, without limitation, Trustee's fees; and

(b) all reasonable costs and expenses incurred by the Grantor specifically for the Royalty Fund including, without limitation, auditing, accounting, bookkeeping, rent and other leasehold expenses, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries and all of those costs and expenses incurred by the Grantor (or any successor to it as administrator under the Administrative Services Agreement) in discharging its obligations under the Administrative Services Agreement;

"**Grantor**" means Shiningbank Energy Ltd. and each of its Affiliates, unless the context or an express indication indicates otherwise;

"**Grantor Disposition Proceeds**" means:

(a) 1% of the proceeds of assignment, sale or other disposition of the Properties or any portion thereof (excluding proceeds in respect of Tangibles and Miscellaneous Interests directly related thereto); plus the portion of the remaining 99% of such proceeds which are utilized to repay borrowings of the Grantor; and

(b) 100% of the proceeds of assignment, sale or other disposition of Tangibles and Miscellaneous Interests directly related to the Properties assigned, sold or otherwise disposed of;

"**Grantor's Share**" means the share (determined as if the Royalty had not been granted) which is attributable to the Properties, for which the Grantor is responsible or to which the Grantor is entitled;

"**Grantor's Share of Production**" means the Grantor's Share of the production of Petroleum Substances from the Royalty Lands and lands pooled or unitized therewith;

"**In Specie Distribution**" means a distribution pursuant to Section 3.13 of the Trust Indenture;

"**Initial Properties**" means those P&NG Rights, Tangibles and Miscellaneous Interests in which the Grantor has an interest (whether contingent or absolute, legal or beneficial, present or future, vested or not) as of the Execution Date including, without limitation, the P&NG Rights, Tangibles and Miscellaneous Interests relating to the lands and leases described in Schedule A;

"**Initial Purchase Payment**" means the net proceeds from the issuance of Trust Units by the Royalty Fund contemplated by a final prospectus dated July 18, 1996 after deducting underwriting fees, legal fees, accounting fees and printing expenses and all other fees and expenses which may be incurred in connection with such issuance, representing the consideration for the Royalty (other than Deferred Purchase Payments) an estimate of which is paid by the Royalty Owner on the Execution Date and the balance of which shall be paid or refunded (if overpaid) within 120 days of the Execution Date and, for greater certainty, the Initial Purchase Payment shall total $48,769,730 and shall be satisfied, in part through a cash payment of $27,612,398 and in part by an absolute assignment of the Royalty Owner's entire right, title and interest in and to the Instalment Receivables and certain rights under the Instalment Receipt Agreement;

"**Instalment Receipt Agreement**" means the Instalment Receipt and Pledge Agreement dated July 31, 1996 made between the Royalty Fund, Richardson Greenshields of Canada Limited, CIBC Wood Gundy Securities Inc., Levesque Beaubien Geoffrion Inc., TD Securities Inc., Moss Lawson & Company Limited, First Marathon Securities Limited, Montreal Trust Company of Canada and The Trust Company of the Bank of Montreal;

"**Instalment Receipts**" means the Instalment Receipts issued on the closing of the Offering, representing beneficial ownership of the Trust Units issued pursuant to the Offering subject to the pledge of such Trust Units as security for the payment of the Instalment Receivables pursuant to the Instalment Receipt and Pledge Agreement;

"**Instalment Receivables**" means the unpaid final instalments of $4.00 per Trust Unit payable to the Royalty Fund on or before July 31, 1997 in respect of the Instalment Receipts issued on closing of the Offering;

"**Interest Rate Swaps**" means interest rate swap, hedging and other arrangements made by the Grantor, from time to time, the purpose of which is to mitigate or eliminate exposure to fluctuations in interest rates applicable to the Credit Facilities or which otherwise affect Production Costs;

"**Leases**" means collectively the leases, reservations, permits, licenses, certificates of title or other documents of title (including all renewals and extensions of such documents and all documents issued in substitution therefor) by virtue of which the holder thereof is entitled to drill for, win, own, remove and/or receive proceeds from the sale or disposition of Petroleum Substances within, upon or under all or any part of the Royalty Lands or lands pooled or unitized therewith;

"**Lender**" means:

(a) the lender or lenders (if there is more than one) that make the Credit Facilities available to the Grantor and includes any agent acting on their behalf; and

(b) the Person or Persons with whom the Grantor makes Swap Arrangements;

"**Miscellaneous Interests**" means all interests, property, rights and assets of the Grantor, whether contingent or absolute, legal or beneficial, present or future, vested or not (and not being P&NG Rights, Tangibles, seismic or geophysical data), which pertain to the P&NG Rights or Tangibles or are described below in this definition, including without limitation, the interests of the Grantor in any of the following property, rights and assets:

(a) contracts, agreements and documents (including Title and Operating Documents) relating to any of such P&NG Rights or Tangibles or any rights in relation thereto;

(b) Surface Rights which are used or held for use in connection with any of such P&NG Rights or Tangibles;

(c) permits, licences, authorizations and deposits relating to any of such P&NG Rights or Tangibles, including in respect of facilities, wells and pipelines, the export, removal, transportation, purchase or sale of Petroleum Substances;

(d) the wells, including without limitation the wells listed in Schedule A hereto;

(e) all extensions, renewals, replacements or amendments of the foregoing items described in subparagraphs (a) to (d) of this definition;

(f) books, maps, records, documents, geological, engineering, data processing, well, plant and other reports, studies, data, information, tapes, disks, computer

programs, papers or other records which relate to or are necessary or useful in connection with the Properties or any of the property or assets referred to in subparagraphs (a), (b), (c), (d) or (e) of this definition;

(g) provided always that Miscellaneous Interests and Properties shall not include the well bores for wells located on the Royalty Lands which are dry and abandoned and for which a certificate of reclamation or certificate of restoration has been issued;

"**Month**" means a period commencing at 7:00 a.m. Calgary time on the first day of a calendar month and ending at 7:00 a.m. Calgary time on the first day of the following calendar month;

"**Non-Deductible Crown Royalties**" means Crown Royalties which are either:

(a) required to be included in taxable income pursuant to the Tax Act, or

(b) not permitted to be deducted in computing taxable income pursuant to the Tax Act;

"**Offering**" means the offering by the Royalty Fund of 5,289,333 Trust Units pursuant to the Prospectus dated July 18, 1996, at a price of $10.00 per Trust Unit payable on an instalment basis, with the initial payment of $6.00 per Trust Unit payable on the closing of the Offering and the final instalment of $4.00 per Trust Unit payable on or before July 31, 1997;

"**Other Revenues**" means, in respect of a Period, ARC payable to the Grantor during the Period and the Grantor's Share of all revenues which accrue during such Period including, without limitation:

(a) fees and similar payments made by Third Parties for processing, transportation, gathering, refining or treatment of their Petroleum Substances in facilities comprised in the Tangibles;

(b) proceeds from the sale of Petroleum Substances purchased from Third Parties and processed in facilities comprised in the Tangibles;

(c) take or pay and similar payments made to the Grantor in lieu of a buyer taking delivery of all or a portion of the Grantor's Share of Production;

(d) proceeds from the sale of Tangibles and Miscellaneous Interests (except when sold in connection with P&NG Rights);

(e) insurance proceeds, including business interruption insurance, property damage insurance and third party liability insurance proceeds;

(f) the net profit or loss (which will be a negative amount for purposes of computing the Other Revenues if there is a net loss) from Currency Exchange Swaps which settled during the Period;

(g) incentives, rebates and credits in respect of Production Costs payable to the Grantor during the Period; and

(h) proceeds from the sale or licensing of seismic and similar data;

but not including Production Revenues and proceeds from the sale of P&NG Rights and any related Tangibles and Miscellaneous Interests;

"**P&NG Rights**" means all of the right, title, estate and interest of the Grantor (whether absolute or contingent, legal or beneficial, present or future, vested or not, and whether or not an interest in land) in or to:

(a) rights to explore for, drill for, produce, take, save or market Petroleum Substances;

(b) rights to a share of the production of Petroleum Substances;

(c) rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances, other than rights under agreements for the sale of Petroleum Substances;

(d) the interests set forth in Schedule A hereto in and to and in respect of the Leases and the Royalty Lands subject to the burdens, liens and encumbrances listed in Schedule A hereto;

(e) the interests in and to and in respect of the Leases and the Royalty Lands hereafter acquired by the Grantor subject to the burdens, liens and encumbrances existing at the time of such acquisition;

(f) rights to acquire any of the rights described in subparagraphs (a) to (e) of this definition; and

(g) interests in any rights described in subparagraphs (a) to (f) of this definition;

including, without limitation, all interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests; fractional or undivided interests in any of the foregoing; and all freehold, leasehold or other interests in any lands, but not including, Tangibles or Miscellaneous Interests;

"**Party**" means the Royalty Owner or the Grantor;

"**Period**" means Quarter provided that from time to time the Board of Directors of the Grantor may give notice that Period shall mean either Month or Quarter, as the case may be, effective at the end of the Quarter within which such notice is given in each case, and thereafter Period shall mean whatever is specified by such notice, provided that the two Month period commencing at

7:00 a.m. Calgary time on January 1, 2003 and the Month commencing at 7:00 a.m. Calgary time on March 1, 2003 shall each be a Period;

"**Permitted Investments**" means:

(a) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of any Canadian chartered bank or other financial institution the short-term debt or deposits of which have been rated at least Al or the equivalent thereof by Standard & Pools Ratings Group or at least Pl or the equivalent thereof by Moody's Investor Service, Inc. or which have been rated at least Al by CBRS Inc. and Rl by Dominion Bond Rating Service Limited; and

(c) commercial paper rated at least Al or the equivalent by CBRS Inc. and Rl (high) by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"**Person**" shall be interpreted broadly and shall include any individual, partnership, joint venture, body corporate, association, trust, unincorporated organization, government or other entity;

"**Petroleum Substances**" means petroleum, crude bitumen, oil sands, natural gas, coal bed methane, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur;

"**Probable Reserves**" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions provided that the Probable Reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that included in Proved Reserves which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future;

"**Proceeds Account**" means the interest bearing account maintained by the Grantor in trust for the Royalty Fund with a Canadian chartered bank pursuant to Section 8.3;

"**Production Costs**" means, in respect of a Period and without duplication, the following items:

(a) Debt Service Charges;

(b) the Grantor's Share of all costs and expenses (including, both operating costs and Capital Costs) in respect of the Properties and the Title and Operating Documents incurred in such Period, including, without limitation:

(i) costs and expenses for lifting or otherwise recovering Grantor's Share of Production (including, without limitation, costs and expenses of waterflood, miscible flood and other secondary and tertiary recovery operations);

(ii) costs and expenses for extracting and processing Grantor's Share of Production (including without limitation costs and expenses of compressing, dehydrating, separating and treating Grantor's Share of Production);

(iii) royalty and other amounts pursuant to the Leases (other than Non-Deductible Crown Royalties);

(iv) costs and expenses for storing or stockpiling Grantor's Share of Production;

(v) costs and expenses for gathering and transporting (whether by pipelines, trucking or otherwise) Grantor's Share of Production to the point of sale;

(vi) costs and expenses for marketing Grantor's Share of Production;

(vii) drilling costs, completion costs, equipping costs and operating costs of wells;

(viii) costs and expenses of obtaining, processing, reprocessing and interpreting of seismic, geological and other data;

(ix) insurance premiums and similar items and property, municipal, production, *ad valorem,* mineral and other taxes and assessments in respect of the Royalty Lands or operations thereon, or the Tangibles or the operation thereof or the production therefrom;

(x) costs and expenses for the purpose of generating Other Revenues;

(xi) costs, expenses and other amounts in respect of Third Party claims arising in connection with the Properties including, without limitation, claims and adjustments arising out of the acquisition, sale or disposition of the Properties;

(xii) costs and expenses for clean-up and remediation of spills of hazardous substances and other environmental damage and costs and expenses paid for land reclamation obligations associated with the Properties;

(xiii) costs and expenses including payments to a sinking fund for abandonment of wells and decommissioning of Tangibles;

(xiv) costs and expenses of acquiring Tangibles and Miscellaneous Interests (except when acquired together with P&NG Rights) and costs and expenses of maintaining, operating, repairing and replacing Tangibles and Miscellaneous Interests (including, without limitation, Surface Rights);

(xv) all other costs and expenses (including both operating costs and Capital Costs) pursuant to the Leases or the Title and Operating Documents; and

(xvi) cash calls paid for any of the costs and expenses enumerated items (i) through (xv) above, inclusive;

(c) current income taxes, capital taxes and other direct taxes of the Grantor which accrue during such Period;

(d) the Grantor's general overhead and administrative expenses for the Period, including without limitation the General and Administrative Costs payable in such Period; and

(e) all costs and expenses not listed above related to the Properties which are incurred during such Period;

provided, however, that items (b) through (e) shall not include: (v) Future Acquisition Costs, (w) depreciation or deferred taxes, (x) losses from Commodity Price Swaps, (y) Non-Deductible Crown Royalties, or (z) any amounts paid with respect to the acquisition of the shares or other securities of Shiningbank Energy Management Inc.;

"**Production Revenues**" means, in respect of a Period, the gross proceeds from the sale of the Grantor's Share of Production which accrue during such Period (including, without limitation, the share reserved to the Crown) after taking into account the credit or set off for take or pay payments plus income from royalties, net profits interests and other similar interests plus the net profit or loss (which will be a negative amount for this purpose) from Commodity Price Swaps; provided, however, that Production Revenues shall not include, (x) proceeds of the Grantor in connection with the disposition of any P&NG Rights and any related Tangibles and Miscellaneous Interests, or (y) ARC receivable by the Grantor during such Period;

"**Properties**" means the Initial Properties and the Additional Properties;

"**Proved Reserves**" means reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir;

"**Quarter**" means the period from 7:00 a.m. Calgary time on the Execution Date to 7:00 a.m. on September 30, 1996 and any period of three consecutive Months thereafter which commences on the first day of January, April, July or October;

"**Regulations**" means all statutes, laws, rules, orders and regulations in effect from time to time and made by governments or governmental boards or agencies having jurisdiction over the Properties;

"**Royalty**" means the entitlement granted herein to receive the Royalty Income subject to the terms described herein;

"**Royalty Disposition Proceeds**" means 99% of the proceeds of assignment, sale or other disposition of the Properties, or any portion thereof (excluding proceeds in respect of Tangibles and Miscellaneous Interests directly related thereto) to the extent not utilized to repay borrowings of the Grantor;

"**Royalty Fund**" means Shiningbank Energy Income Fund;

"**Royalty Income**" means in respect of a Period the amount by which 99% of Production Revenue for such Period exceeds 99% of the Deductible Production Costs for such Period;

"**Royalty Lands**" means the lands to which the P&NG Rights relate;

"**Royalty Owner**" means Shiningbank Energy Income Fund, a trust formed in accordance with the laws of Alberta pursuant to the Trust Indenture or such other owner or owners of the Royalty;

"**Royalty Owner Working Capital Amount**" means at any particular time the amount of the Royalty Owner's available working capital at such time including, without limitation, the proceeds received by the Royalty Owner from the issue of any Trust Units after the Closing Date and the funds deposited in the Proceeds Account;

"**Royalty Payment**" means in respect of a Period, the payment for such Period to which the Royalty Owner is entitled pursuant to subsection 2.1(b);

"**Special Resolution**" means a resolution passed by a majority of not less than 66⅔% of the votes cast, either in person or by proxy, at a meeting of Unitholders (at which a quorum is present consisting of at least two Persons representing at least 10% of the votes attaching to all units held by Unitholders entitled to vote on such resolution), called for the purpose of approving such resolution, or approved in writing by not less than 66⅔% of the Unitholders entitled to vote on such resolution;

"**Subsidiary**" and "**Subsidiaries**" have the meaning set out in subsection 2.2(c);

"**Surface Rights**" means rights (whether fee simple or pursuant to orders, licences, leases, easements, rights-of-way or otherwise) of the Grantor to enter upon, use or occupy the surface of:

(a) any Royalty Lands or lands pooled or unitized therewith;

(b) the lands on which any of the Tangibles is located; and

(c) any lands required to gain access to the foregoing lands;

"**Swap Arrangements**" means Commodity Price Swaps, Currency Exchange Swaps and Interest Rate Swaps;

"**Tangibles**" means:

(a) the interests of the Grantor in and to all tangible property, apparatus, plant, equipment, machinery and facilities used or held for use for purposes of producing Petroleum Substances or for storing, measuring, compressing, treating, processing or collecting Petroleum Substances including, without limitation, the interests of the Grantor in the tangible equipment described in Schedule A.

(b) all right, title, estate and interest, whether absolute or contingent, legal or beneficial, present or future, vested or not, held by the Grantor in connection with the P&NG Rights in and to any tangible property, apparatus, plant, equipment, machinery and facilities, fixed or non-fixed, real or personal, used or capable of use in exploiting any Petroleum Substances (whether the P&NG Rights to which such Petroleum Substances are attributable are owned by the Grantor or by others or both), including:

(i) systems, plants and facilities used or useful in producing, gathering, compressing, dehydrating, scrubbing, processing, treating, separating, collecting, refrigerating, refining, measuring, storing, transporting or shipping Petroleum Substances;

(ii) tangible property and assets used or intended for use in exploring for, producing, storing, injecting or removing Petroleum Substances; and

(iii) all extensions, additions and accretions to any item described in subparagraphs (i) or (ii) of this definition;

excluding the lands on which any system, plant or facility, property or asset described in subparagraphs (a) or (b) of this definition is located, but including all producing, shut-in, injection, disposal and other wells, casing, tubing, wellheads, buildings, plants, erections, production equipment, improvements, flowlines, pipelines, pipeline connections, extraction facilities, meters, generators, motors, compressors, separators, gas treating and processing equipment, dehydrators, scrubbers, pumps, refineries, pump jacks, tanks, boilers, communications

equipment, enhanced recovery systems and other machinery, apparatus and equipment;

"**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1952 c.148 and the regulations thereunder, as amended;

"**Third Party**" means any Person other than the Grantor and the Royalty Owner;

"**Title and Operating Documents**" means, in respect of the Properties, all of the agreements, contracts, instruments and other documents (including Leases, reservations, permits, licences of all sorts, exploration agreements, operating agreements, unit agreements, pooling agreements, assignments, trust declarations and other agreements to recognize the interests of the Grantor, participation agreements, farm-in and farm-out agreements, royalty agreements, purchase agreements and transfers; gas, oil, condensate and other production sale contracts; gathering, common stream, transportation and processing agreements; and agreements for the construction, ownership and/or operation of Tangibles) by virtue of which such P&NG Rights or Tangibles were acquired or constructed or are held by the Grantor or pursuant to which the construction, ownership, operation, exploration, exploitation, development, production, transportation or marketing of such P&NG Rights, Tangibles or Petroleum Substances are subject or which grant rights which are or may be used by the Grantor in connection therewith; and the rights and benefits (except for P&NG Rights) granted under or created by such documents;

"**Trust Indenture**" means a trust indenture dated May 16, 1996, as amended among the Trustee, Shiningbank Energy Management Inc., Richardson Greenshields of Canada Limited and Montreal Trust Company of Canada;

"**Trust Unit**" means a fractional undivided interest in the Royalty Fund, which represents an undivided beneficial interest in any distributions from the Royalty Fund and in the net assets of the Royalty Fund in the event of termination or winding-up of the Royalty Fund;

"**Trustee**" means Computershare Trust Company of Canada in its capacity as trustee for and on behalf of the Royalty Fund; and

"**Unitholders**" means holders, from time to time, of Trust Units.

1.2 Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3 References

The table of contents and headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. A reference herein to an Article, Section or subsection without further reference shall be a reference to an Article, Section or subsection of this Agreement.

1.4 Choice of Law

This Agreement shall be governed by the laws of the Province of Alberta and the laws of Canada applicable therein and shall be construed, interpreted and performed in accordance therewith.

1.5 Attornment

Any legal action or proceedings with respect to this Agreement shall be brought in the courts of the Province of Alberta and the courts of appeal therefrom. Each Party hereby attorns to and accepts for itself and in respect of its assets generally, irrevocably and unconditionally, the exclusive jurisdiction of such courts.

1.6 Monetary Sums

All references herein to dollar amounts or sums of money are to lawful funds of Canada.

1.7 *In Specie* Distribution

In the event of an in specie distribution of an interest in the Royalty pursuant to the rights of retraction in the Trust Indenture, as amended, there will be no further acquisition of properties under this Agreement.

ARTICLE 2
ROYALTY

2.1 Royalty Grant

(a) Subject to the terms and conditions hereof, the Grantor hereby grants, transfers, assigns and conveys the Royalty to the Royalty Owner.

(b) Subject to the terms and conditions hereof, the Royalty Owner, as the owner of the Royalty, shall be entitled to a payment from the Grantor with respect to each Period equal to the Royalty Income and the Grantor hereby covenants and agrees to make such payment.

(c) The Royalty Owner shall reimburse to the Grantor 99% of all Non-Deductible Crown Royalties payable by the Grantor in respect of the Properties or the production of Petroleum Substances therefrom. The Grantor shall be entitled to set off Royalty Payments against amounts reimbursable to it pursuant to this subsection 2.1(c).

(d) Subject to Section 6.6, the Grantor may acquire Additional Properties. Upon the acquisition of Additional Properties by the Grantor, such Additional Properties shall also automatically be subject to the Royalty, subject, to the extent applicable, to the security described in subsection 9.2(b).

2.2 Payment for Royalty Grant

(a) The Royalty Owner shall pay to the Grantor as consideration for the granting and transferring of the Royalty:

(i) the Initial Purchase Payment; and

(ii) the Deferred Purchase Payments.

(b) The Grantor acknowledges that the Royalty Owner has paid an estimate of the Initial Purchase Payment on the Execution Date by way of a cash payment in the sum of $27,612,398.00 and the balance of $21,157,332 by way of an absolute assignment of the Royalty Owner's right, title and interest in and to the Instalment Receivables and certain rights under the Instalment Receipt Agreement. Within 120 days of the Execution Date the amount of the Initial Purchase Payment shall be finalized and the Royalty Owner or the Grantor shall pay to the other the underpayment or overpayment, respectively.

(c) If the Grantor acquires any Additional Properties, whether by way of a purchase of Additional Properties or the acquisition of the shares of a corporation or an interest in a partnership, trust or other entity (such corporations, partnerships, trusts and other entities being hereinafter referred to as a "Subsidiary" or "Subsidiaries") that owns Additional Properties and the subsequent amalgamation, winding-up, liquidation or similar combination (a "Combination") of such Subsidiary with the Grantor, the Royalty Owner shall make a Deferred Purchase Payment to the Grantor in an amount equal to 99% of the amount of the purchase price (including adjustments) for such Additional Properties that is allocated to Canadian resource property, to the extent that such purchase price is not financed with indebtedness incurred or assumed by the Grantor, provided that in the event of an acquisition of Additional Properties by way of acquisition of a Subsidiary and its subsequent Combination with the Grantor for purposes of determining the amount of the Deferred Purchase Payment respecting such Additional Property:

(i) the purchase price for such Additional Property shall be deemed to include the purchase price paid for the securities of such Subsidiary and the indebtedness of such Subsidiary that is not discharged prior to such acquisition; and

(ii) the purchase price for such Additional Property shall be allocated among the assets of such Subsidiary in accordance with their fair market value and the indebtedness of such Subsidiary and any indebtedness incurred to acquire such Subsidiary or assumed as a result of such acquisition (including for greater certainty all indebtedness of such Subsidiary that is not discharged prior to such acquisition) shall be deemed to be indebtedness incurred or assumed by the Grantor in that regard, and such

indebtedness shall be first allocated to any Canadian resource property that is included in such Additional Property up to the fair market value of such Canadian resource property, and the remaining indebtedness, if any, shall be allocated among the other components of such Additional Property pro rata in accordance with their respective fair market values.

(d) If the Grantor designates any Capital Costs on or before the date on which the same are incurred, the Royalty Owner shall make a Deferred Purchase Payment to the Grantor in an amount equal to 99% of the amount of such designated Capital Costs incurred by the Grantor to the extent that such Capital Costs are not financed with indebtedness incurred or assumed by the Grantor.

(e) If at any time while the Royalty Owner has an obligation to make a Deferred Purchase Payment to the Grantor, the Grantor is indebted to the Royalty Owner, the Deferred Purchase Payment shall be set off against such indebtedness.

(f) If the Royalty Owner issues any Trust Units after the Closing Date (a "Future Offering"), the Royalty Owner shall make, if requested to do so by the Grantor, a Deferred Purchase Payment to the Grantor in such amount as may be specified by the Grantor, not exceeding the lesser of:

(i) the net proceeds of the Future Offering after deducting, without limitation, underwriters' fees and legal, accounting, engineering, professional fees and other disbursements; and

(ii) 99% of the principal amount of any outstanding indebtedness under the Credit Facility which reasonably relates to the Canadian resource property purchase price component of any Additional Property acquired by the Grantor on or before such Future Offering with the proceeds of the Credit Facility.

2.3 INTENTIONALLY DELETED

2.4 Use of Other Revenues and Grantor Disposition Proceeds

The Grantor shall not pay or be required to pay to the Royalty Owner the Other Revenues or the Grantor Disposition Proceeds. The Royalty Owner shall have no interest of any kind whatsoever in the Other Revenues or the Grantor Disposition Proceeds, provided however, after the Closing Date and as soon as reasonably practicable after receipt thereof by the Grantor, the Grantor shall use the Other Revenues and such portion of the Grantor Disposition Proceeds not utilized to repay borrowings of the Grantor for any of the following purposes:

(a) purchase of Permitted Investments;

(b) payment of Future Acquisition Costs;

(c) general corporate purposes of the Grantor; and

(d) payment of or provision for Production Costs (which would otherwise be deducted in determining Deductible Production Costs);

provided that the Grantor shall not use the Other Revenues for the payment of or provision for Production Costs unless the grantor is of the opinion that such payment will not have any adverse tax consequences for the Grantor or the Royalty Owner.

2.5 No Right to Take In Kind

The Royalty Owner shall not have the right:

(a) to take in kind all or any portion of the Grantor's Share of Production for a Period; or

(b) to separately sell or market all or any portion of the Grantor's Share of Production for a Period.

2.6 No Share of Production

The Royalty Owner shall not own or have any rights to any of the Grantor's Share of Production.

2.7 Amendment to Schedule A

The Grantor shall from time to time as the P&NG Rights, Tangibles and Miscellaneous Interests pertaining to the Initial Properties are assigned, conveyed, surrendered or otherwise disposed of pursuant hereto and as Additional Properties are acquired or assigned, conveyed, surrendered or otherwise disposed of pursuant hereto, issue a revised composite Schedule A to this Agreement. Such revised Schedule A shall bear the effective date of the revision, shall be numbered sequentially to the most recent revision issued by the Grantor, shall be initialled by the Grantor and a copy thereof shall be sent to the Royalty Owner.

2.8 Petroleum Substances Used in Operations

The Royalty shall not apply to Petroleum Substances lost or consumed in operations.

2.9 Not an Interest in Land

The Royalty:

(a) is not a covenant attached to or running with the Royalty Lands;

(b) is not an interest in land;

(c) is not an interest in real property; and

(d) does not attach to or form part of the Leases.

ARTICLE 3
PAYMENTS AND STATEMENTS

3.1 Payments

(a) On the fifteenth day of the Month following the end of a Period or the next following Business Day, if such day is not a Business Day, the Grantor shall pay the Royalty Payment for such Period to the Royalty Owner.

(b) To the extent that Royalty Disposition Proceeds create a credit balance in the Grantor's cumulative Canadian oil and gas property expense account (as defined under the Tax Act) as at the end of any calendar year, the Grantor shall remit to the Royalty Owner on or before the tenth day of the following January, an amount from the Proceeds Account equal to such credit balance so as to permit the distribution thereof.

(c) Royalty Disposition Proceeds shall be paid by the Grantor to the Royalty Owner in accordance with any required approval obtained from the Unitholders or the board of directors of the Grantor to an assignment, sale, exchange or other disposition of Properties and in any event, any Royalty Disposition Proceeds which are not used to purchase Additional Properties within one year from the date the same are deposited in the Proceeds Account shall be forthwith paid by the Grantor to the Royalty Owner.

(d) On the fifteenth day of the Month following the end of a Period or the next following Business Day, if such day is not a Business Day, interest income accrued on the Proceeds Account during such Period shall be paid by the Grantor to the Royalty Owner.

(e) Where there are amounts owing by a Royalty Owner as a result of the provisions of this Agreement, any payments pursuant to this Article may be offset against such amounts owing

(f) The Grantor shall satisfy, perform and discharge all obligations and responsibilities under the *Income Tax Act* (Canada) or any similar provincial legislation, including withholding any taxes required to be withheld from such payments.

3.2 Statements

(a) Each Royalty Payment in respect of a Quarter, and each Royalty Payment in respect of the last Month in a Quarter, shall be accompanied by a statement setting forth:

(i) the amount of the Royalty Payment for such Quarter;

(ii) all calculations used in determining the Royalty Payment for such Quarter;

(iii) the Grantor's Share of Production (itemized by product) sold during such Quarter;

(iv) the Non-Deductible Crown Royalties for such Quarter;

(v) the Production Revenues for such Quarter;

(vi) the Other Revenues for such Quarter;

(vii) an itemized list of the Production Costs and Deductible Production Costs for such Quarter;

(viii) the Properties surrendered, farmed out, disposed of or acquired in such Quarter;

(ix) wells drilled, cased, or abandoned in such Quarter; and

(x) the amount of the Proceeds Account and Royalty Owner Working Capital Account as at the end of such Quarter and the amount of the Deferred Purchase Payments, if any, made in such Quarter.

3.3 Overpayments

If the payment made by the Grantor on account of the Royalty for a Period is greater than the actual amount of the Royalty Payment for such Period, the Grantor will be entitled to recover the overpayment by set off against Royalty Payments for subsequent Periods.

3.4 Carry Forward of Deductible Production Costs

If the Deductible Production Costs for a Period exceed the Production Revenues for such Period, there shall be no Royalty Payment for such Period and the amount of the excess shall be carried forward and treated as Deductible Production Costs for the following Period and, if required, subsequent Periods.

3.5 Collection of Production Revenues and Other Revenues

The Grantor will use all commercially reasonable efforts to obtain the payment of Production Revenues and Other Revenues but shall not have any liability to the Royalty Owner to the extent that it fails to collect them, notwithstanding such commercially reasonable efforts to do so.

ARTICLE 4
INSURANCE

4.1 Maintenance of Insurance

The Grantor shall obtain and maintain such property damage and third party liability insurance with respect to the Properties with reputable insurers in such amounts and covering such risks as

it reasonably determines to be appropriate, having regard to the insurance maintained by the operators pursuant to the Title and Operating Documents.

ARTICLE 5
BOOKS AND RECORDS

5.1 Examination

During the term hereof and for a period of two years thereafter the Grantor shall maintain in Calgary, Alberta complete books and records pertaining to: (i) the Royalty, (ii) Petroleum Substances attributable to the Royalty Lands consumed or sold by the Grantor, and (iii) all calculations made by the Grantor to determine the amount of payments on account of the Royalty. The Royalty Owner shall have the right at all reasonable times during business hours to inspect such books and records to the extent reasonably necessary in order to verify the amount paid or payable hereunder in respect of the Royalty.

5.2 Audit

Upon notice to the Grantor, the Royalty Owner shall have the right to audit the books and records referred to in Section 5.1 within the 24 month period next following the end of the calendar year to which they relate. The costs of any such audit shall be borne by the Royalty Owner. Any claims of discrepancies disclosed by such audit shall be made in writing to the Grantor within two months of the completion of such audit. The Grantor shall respond to any claims within six months of receipt of such claims. If the Grantor is unable to respond to the claims during the six month period, one extension of three months may be allowed if requested in writing by the Grantor within such six month period. If the Grantor disagrees with such claim or discrepancy and such matter cannot be settled, then the matter will be referred to arbitration in accordance with the *Arbitration Act* (Alberta) as amended. In the event that the Grantor agrees with the claim or discrepancy or the claim or discrepancy is upheld, in whole or in part, by arbitration, the Grantor will forthwith rectify same and where such rectification includes payment of sums, promptly credit such sums to the Production Revenues, Other Revenues, Grantor Disposition Proceeds or otherwise as appropriate.

5.3 Confidentiality

The Royalty Owner shall keep all information provided to it pursuant to this Agreement (including, without limitation, information made available to it in connection with the audits, examinations and inspections conducted by it pursuant to the foregoing provisions of this Article 5) strictly confidential, except for information which it is required by law to be disclosed or becomes publicly available through no act or omission of the Royalty Owner or which becomes available to the Royalty Owner from a source other than the Grantor, without confidentiality restrictions.

ARTICLE 6
OPERATIONS

6.1 Generally

Having regard to and subject to the provisions of the Title and Operating Documents and the Grantor's rights and obligations thereunder, the Grantor shall use all reasonable efforts so that:

(a) operations on the Royalty Lands and lands pooled or unitized therewith for the recovery of Petroleum Substances and the operation of the Tangibles are conducted in compliance with all applicable Regulations and in accordance with good oil and gas field practices;

(b) all duties and obligations of the Grantor under the Title and Operating Documents are diligently and promptly performed and all amounts payable as rental, royalty or similar charges from time to time due in respect of the Properties or in accordance with applicable laws are paid and all other actions as may be reasonably necessary to maintain the Title and Operating Documents in good standing at all times are taken, subject to the terms and provisions hereof; and

(c) all Surface Rights needed for the proper operation of the Royalty Lands and the Tangibles are acquired and maintained in good standing and all taxes, rates, assessments and other amounts from time to time payable in respect of the Royalty Lands and the Tangibles are promptly paid.

(d) the Grantor:

  (i) will pay or cause to be paid, as they become due and payable, Grantor's Share of all accounts of contractors and claims for wages or salaries for services rendered or performed for the Grantor and for materials supplied to the Grantor;

  (ii) will keep the Royalty Lands free from liens and encumbrances resulting from the failure to pay the costs described in subsection 6.1(d)(i) above, unless and to the extent there is a *bona fide* dispute with respect thereto; and

  (iii) will not permit any dues or claims from any Workers' Compensation Board or similar authority established under any Regulations to become in arrears with respect to Grantor's employees.

6.2 No Obligation to Develop

Nothing contained in this Agreement shall impose any obligation, expressed or implied, on the Grantor to explore or develop the Royalty Lands.

6.3 Compliance with and Maintenance of Title and Operating Documents

The Grantor covenants to and in favour of the Royalty Owner that, except as provided in Article 7, the Grantor will:

(a) observe and perform all of its duties and obligations under the Title and Operating Documents; and

(b) not, without the written consent of the Royalty Owners owning greater than 50% of the Royalty which will not be unreasonably withheld or delayed:

(i) agree to the amendment or termination of the Title and Operating Documents; or

(ii) waive or consent to a departure from the performance by any Person of any of such Person's obligations under the Title and Operating Documents;

which could have a material, adverse effect on the Royalty or the rights and obligations of the Royalty Owner in respect of the Royalty, provided, however, that acts or omissions by Persons (including operators) without specific authorization from the joint operators and acts or omissions approved by affirmative vote of the joint operators which the Grantor did not vote in favour of and which are binding upon the Grantor shall not constitute a breach of the foregoing provisions.

6.4 Rights and Obligations

Except as otherwise expressly provided for herein, as between the Royalty Owner and the Grantor, the Grantor shall have exclusive control and authority over the production, operation, exploration and development of the Royalty Lands and lands pooled or unitized therewith and the recovery of Petroleum Substances from the Royalty Lands and lands pooled or unitized therewith and the marketing thereof. As between the Royalty Owner and the Grantor, the Grantor shall make all decisions regarding drilling, completion, equipping, suspension and abandonment of wells and the rates of production of Petroleum Substances therefrom. Subject to the other provisions of this Article 6, the Grantor shall undertake and implement such activities in such manner as it determines in its sole discretion. The Royalty Owner acknowledges that, as owner of the Royalty, it shall not be entitled to any interest in the Properties or the Title and Operating Documents and the Grantor acknowledges that the Royalty Owner, as owner of the Royalty, shall not be liable for any of the duties or obligations arising thereunder. The Grantor shall arrange for the sale of the Grantor's Share of Production on such terms and conditions as the Grantor (acting in good faith and in accordance with good oil and gas field practices) may determine.

6.5 Capital Costs

(a) The Grantor may approve future Capital Costs or other obligations intended to maintain or improve production from the Properties. The Grantor shall not approve Capital Costs on exploration drilling without the approval of the Unitholders except where such drilling relates to the extension of an existing pool. The Grantor may finance Capital Costs by borrowings or by using Grantor's working capital. The Royalty Owner acknowledges that the non-approval of Capital Costs on exploration or development drilling may result in a production penalty or forfeiture under the Title and Operating Documents.

6.6 Borrowing

(a) Subject to subsection 6.6(b) below, the Grantor may borrow funds pursuant to the Credit Facilities or from the Royalty Owner or otherwise to finance the purchase of Additional Properties, for Capital Costs or for other financial obligations or encumbrances in respect of the Properties or for working capital purposes and grant security on the Properties in priority to the Royalty in accordance with subsection 9.3(b);

(b) The Grantor may not borrow funds under subsection 6.6(a) in circumstances where immediately after such proposed borrowing:

(i) the Grantor's total indebtedness pursuant to the Credit Facilities to parties other than the Trustee and the Grantor's Affiliates will exceed 40% of the aggregate Asset Value of all Initial Properties and the Additional Properties owned by the Grantor and its Affiliates, including for greater certainty any Additional Properties to be acquired with the proceeds of such proposed borrowing; or

(ii) the projected Debt Service Charges for the next twelve Months exceed 30% of the projected Royalty Payments for the next twelve Months.

Notwithstanding the above limitations on borrowing:

(c) Any present or future liability or obligation of the Grantor to a financial institution in respect of a borrowing that contravenes subsection 6.6(b) including any obligation to repay a financial institution upon demand, shall not be affected, reduced or impaired by such contravention; and

(d) the priority, validity, effectiveness and enforceability of any mortgage, charge, security interest or other security whatsoever now or hereafter granted by the Grantor to any financial institution and which contravenes subsection 6.6(b) shall not be affected, prejudiced or impaired by such contravention.

6.7 Costs of Tangibles and Miscellaneous Interests

The cost of Tangibles and Miscellaneous Interests comprising any Additional Properties shall be paid by the Grantor utilizing its own working capital or funds borrowed by it for such purposes pursuant to the Credit Facilities or from the Royalty Owner or otherwise.

6.8 Site Restoration Costs

If an In Specie Distribution has occurred, the Grantor may, at its discretion, create a sinking fund to fund site restoration and other liabilities as a result of abandonment of wells.

ARTICLE 7
FARMOUTS, POOLING, UNITIZATION, SURRENDER, ABANDONMENT

7.1 Farmouts

The Grantor shall have full right, power and authority to Farmout (and subsequently assign any interest earned pursuant thereto) any of the P&NG Rights comprised in the Properties, from time to time, provided that, in the Grantor's sole discretion, the Farmout is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

7.2 Pooling and Unitization

The Grantor shall have full right, power and authority to pool or unitize any of the P&NG Rights comprised in the Properties, from time to time, with other P&NG rights provided that, in the Grantor's sole discretion, the pooling or unitization is prudent and the terms thereof are in accordance with normal oil and gas industry practices.

7.3 Surrender

Subject to the Title and Operating Documents, the Grantor may surrender a Lease, in whole or in part, without the consent of the Royalty Owner, provided that in the reasonable opinion of the Grantor there are no wells located on the lands covered by the Lease capable of producing Petroleum Substances in paying quantities from the zones which the Grantor proposes to surrender. From and after any such surrender, this Agreement and the Royalty shall cease to apply to the Royalty Lands surrendered except as to matters which occurred prior to the surrender.

7.4 Abandonment and Reclamation

The Grantor shall have the full right, power and authority without the prior consent of the Royalty Owner to authorize the abandonment of any well comprised in the Properties and/or the reclamation of any of the Properties if:

(a) the Grantor determines in its sole discretion that such well is not capable of producing Petroleum Substances in paying quantities;

(b) the operator of such well or portion of the Properties recommends or elects to do so; or

(c) it is in accordance with the Regulations or any order of any government or agency.

ARTICLE 8
DISPOSITION OF PROPERTIES

8.1 Dispositions of Properties

Except as provided in Article 7 and Sections 8.2, 8.3 and 9.2, the Grantor shall not assign, sell or otherwise dispose of any interest in the Properties without first notifying the Royalty Owner of its intention to do so and obtaining the written consent of the Royalty Owner, which consent shall not be unreasonably withheld or delayed.

8.2 Release of Royalty

The Grantor may assign, sell, exchange or otherwise dispose of all or any portion of the Properties and the Royalty Owner irrevocably authorizes the Grantor to release the Royalty therefrom provided that the Grantor determines such assignment, sale, exchange or other disposition would be in the best interests of the Unitholders and that such assignment, sale, exchange or other disposition is in accordance with the following:

(a) an assignment, sale, exchange or other disposition of Properties for proceeds in excess of 5% of Asset Value must be approved by the board of directors of the Grantor. In connection with such approval, the board of directors of the Grantor shall determine whether the Royalty Disposition Proceeds in respect of such assignment sale or other disposition should be distributed to Unitholders or used to purchase Additional Properties; and

(b) all assignments, sales, exchanges or other dispositions of Properties in a calendar year having an aggregate Asset Value of greater than 25% of the Asset Value of all Properties must be approved by a Special Resolution of the Unitholders. In connection with such approval, the Unitholders shall determine whether the net proceeds of such assignments, sales, exchanges or other dispositions should be distributed to the Unitholders or used to purchase Additional Properties.

8.3 Proceeds of Disposition of Properties

(a) As consideration for the release of the Royalty as provided for in Section 8.2, the Grantor shall, forthwith upon the receipt of any Royalty Disposition Proceeds, deposit the same in an interest bearing account maintained by the Grantor in trust for the Royalty Fund with a Canadian chartered bank (the "Proceeds Account").

(b) Subject to the entitlement of the Royalty Owner to receive payments in respect of interest earned on the Proceeds Account and to receive distributions of principal

from the Proceeds Account as specifically provided for in this Agreement, the Grantor shall hold and apply the funds deposited in the Proceeds Account towards the Royalty Owner's obligation to make Deferred Purchase Payments in accordance with the provisions in this Agreement.

ARTICLE 9
ASSIGNMENT

9.1 Consent to Assign; Assumption

Except as provided in Section 9.2, a Party shall not assign, sell, mortgage, pledge, charge or grant a security interest in, or otherwise dispose of any interest under this Agreement without first notifying the other Party of its intention to do so and obtaining the written consent of the other Party, which consent will not be unreasonably withheld or delayed. Subject to subsections 9.2, no such assignment, sale or transfer shall be effective as against the other Party until the assignee, purchaser or transferee shall have executed and delivered a written undertaking, in favour of, and enforceable by, such other Party, agreeing to be bound by and to perform all of the terms and provisions of this Agreement applicable to the interest assigned, sold or disposed of.

9.2 Grant of Security

Notwithstanding Sections 8.1, 8.2 and 9.1:

(a) the Grantor, without the consent of the Royalty Owner, may:

  (i) dispose of tools, machinery and equipment which is surplus to its needs;

  (ii) dispose of Petroleum Substances in the ordinary course of business;

(b) the Grantor, without the consent of the Royalty Owner, may mortgage, pledge, charge or grant a security interest in the Initial Properties, the Additional Properties or this Agreement:

  (i) to secure its obligations and liabilities under the Credit Facilities or under Swap Arrangements, which security may be granted in priority to the Royalty; and

  (ii) to finance the purchase of Additional Properties or for Capital Costs or other financial obligations or encumbrances in respect of the Initial Properties and/or the Additional Properties or for working capital purposes, and such security on the Initial Properties and/or the Additional Properties may be granted in priority to the Royalty to secure the borrowing of such funds;

and may enter into subordination and postponement agreements with the holders of the obligations owed under the Credit Facilities, Swap Arrangements and other financing transactions confirming the subordination of the Royalty thereto.

(c) the Lender or a receiver or receiver-manager of the Grantor or of all or part of its assets or any other enforcement agent may sell, mortgage or otherwise dispose of the Properties or the Grantor's interest under this Agreement, in whole or in part, without the approval of the Royalty Owner in the course of realization on security for the Grantor's liabilities and obligations under or in connection with the Credit Facilities or Swap Arrangements and the Royalty may be released, terminated or foreclosed out in accordance with subsection 9.2(d); and

(d) if all or a portion of the Properties is to be sold, transferred or conveyed (a "Disposition") by a receiver or receiver-manager of the Grantor or any of its assets or a secured creditor of the Grantor in the course of enforcement of any security having priority over the Royalty (a "Disposing Person") and the Royalty in relation thereto is released, terminated or foreclosed, the portion of the proceeds of the Disposition, net of the cost of the Disposition, to which the Royalty Owner shall be entitled on account of the release, termination or foreclosure of the Royalty and the Royalty Owner's interest in this Agreement or portion thereof pursuant to the Disposition shall be the greater of the following:

  (i) $10.00; and

  (ii) 99% of the amount remaining (the "Remainder") after the proceeds of the Disposition, net of the cost of Disposition, have been applied to (A) Production Costs for the Month in which the Disposition occurs (determined as if such Month ended on the date that the Disposition occurred) and (B) the amount of all outstanding liabilities and obligations in respect of the Credit Facilities and Swap Arrangements, to the extent (if any) not included in such Production Costs; provided that payment of the Remainder pro rata to the Royalty Owners shall only be made when payments by the Person to whom the Disposition is made are received and after the applications described in items (A) and (B) above have been made.

The balance of the net proceeds of a Disposition not allocated to the interest in the Royalty and the Royalty Owner's interest in this Agreement released pursuant thereto will be allocated to the interest in the Properties disposed of pursuant thereto.

ARTICLE 10
TERM OF AGREEMENT

10.1 Term

Subject to Article 9, this Agreement shall continue in full force and effect until there are no Properties to which the Royalty applies. Thereafter, this Agreement shall nevertheless remain in full force and effect:

(a) in respect of any accrued and unfulfilled obligations of either Party; and

(b) as to Articles 5 and 9.

ARTICLE 11
NOTICES AND PAYMENTS

11.1 Addresses for Service and Payments

All payments hereunder in respect of the Royalty shall be paid or tendered to the Royalty Owner at its address for notices hereunder or such other place or depository as the Royalty Owner may request by written notice to the Grantor, provided that no change in the place at which payments on account of the Royalty are to be paid or tendered shall be effective until 30 days after written notice thereof has been provided to the Grantor by the Royalty Owner.

11.2 Giving and Deemed Receipt of Notices

Whether or not so stipulated herein, all notices, communications and statements (herein called "notices") required or permitted hereunder shall be in writing. Notices may be served:

(a) by delivering them to the Party on which they are to be served at the Party's address for notices hereunder, provided such delivery shall be during normal business hours of the addressee. Such notices shall be deemed received by the addressee when actually delivered as aforesaid; or

(b) by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the Party on which they are to be served at the Party's telecopy number for notices hereunder. Such notices shall be deemed received by the addressee thereof: (i) when actually received by it if sent within the normal working hours of a Business Day of the addressee, or (ii) otherwise at the commencement of the next ensuing Business Day following transmission thereof, whichever is earlier.

11.3 Addresses

The address for service for telecopy numbers and notices hereunder of each of the Parties shall be as follows:

Grantor:

Shiningbank Energy Ltd.
1050, 250 - 6th Avenue S.W.
Calgary, AB
T2P 3C4

Attention: Chief Financial Officer
Telecopy: (403) 231-3099

Royalty Owner:

Computershare Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust Department
Telecopy: (403) 267-6598

11.4 Change of Address

A Party may change its said address or telecopy number for notices hereunder by notice to the other Party.

11.5 *In Specie* Distribution

Should an *In Specie* Distribution occur, the new Royalty Owner shall provide an address for payment and service to the Grantor.

ARTICLE 12
MISCELLANEOUS

12.1 Enurement

Subject to Section 9.1, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

12.2 Waivers in Writing

No waiver by any Party of any breach of any of the covenants, conditions and provisions herein contained shall be effective or be binding on any other Party unless such waiver is expressed in writing and any waiver so expressed shall not limit or affect its rights with respect to any other or future breach.

12.3 Time of Essence

Time is of the essence of this Agreement.

12.4 No Partnership

Nothing herein shall be construed as creating a partnership and neither Party shall have any partnership rights or liabilities hereunder or in connection herewith.

12.5 Severability

This Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants or conditions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of other terms, covenants or conditions hereof unenforceable or invalid and the Parties agree that this Agreement shall be construed as if such unenforceable or invalid term, covenant or condition was never contained herein.

12.6 Amendments

No amendment, alteration or variation of this Agreement or any of its terms or conditions shall be binding upon the Parties unless made in writing and signed by the duly authorized representatives of each of the Parties.

ARTICLE 13
CONCERNING THE TRUSTEE

13.1 Acknowledgement

The Parties hereto acknowledge that Computershare Trust Company of Canada is entering into this Agreement solely in its capacity as trustee of the Royalty Fund and the obligations of the Royalty Owner hereunder shall not be personally binding upon Computershare Trust Company of Canada or any of the Unitholders and that any recourse against the Royalty Fund, Computershare Trust Company of Canada as trustee of the Royalty Fund, or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Royalty Owner arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation, claims based on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Royalty Fund as defined in the Trust Indenture dated as of May 16, 1996 as it may be amended by supplemental from time to time.

Executed and delivered.

Schedule A dated July 31, 1996, as amended, forming part of a Royalty Agreement dated July 31, 1996 between Computershare Trust Company of Canada, as Trustee for and on behalf of Shiningbank Energy Income Fund, and Shiningbank Energy Ltd., as amended from time to time.

P&NG Rights, Tangibles and Miscellaneous Interest

SHININGBANK
Energy Income Fund

September 8, 2005 TSX: SHN.UN

NEWS RELEASE

SHININGBANK ANNOUNCES EQUITY FINANCING

Shiningbank Energy Income Fund ("Shiningbank") announced today that it has entered into an agreement to sell 4,100,000 Trust Units at $24.45 per Trust Unit, to a syndicate of underwriters on a bought deal basis, to raise gross proceeds of $100,245,000. The underwriting syndicate, led by CIBC World Markets Inc., includes BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Capital Markets, National Bank Financial Inc., TD Securities Inc. and FirstEnergy Capital Corp. The issue will be offered in all provinces of Canada. Closing of the offering is expected to occur on September 28, 2005, and is subject to regulatory approvals. Purchasers of Trust Units offered hereunder will be entitled to receive the distribution to be paid on or about October 15, 2005 to holders of record on September 30, 2005.

Net proceeds from the financing will be used to repay indebtedness incurred in respect of Shiningbank's recent acquisitions of Outlook Energy Corp. and Blizzard Energy Inc., to fund ongoing capital expenditures and for general corporate purposes.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust and its units are listed on the Toronto Stock Exchange under the symbol "SHN.UN".

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, securities in the United States, or any province or territory of Canada, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered will not be, and have not been, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States. Accordingly, these securities may not be offered or sold within the United States of America or to a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "PLAN OF DISTRIBUTION".

PRELIMINARY SHORT FORM PROSPECTUS

New Issue September 12, 2005

SHININGBANK ENERGY INCOME FUND

$100,245,000

4,100,000 TRUST UNITS

Price: $24.45 per Trust Unit

Shiningbank Energy Income Fund ("**Shiningbank**" or the "**Fund**") is hereby qualifying 4,100,000 trust units ("**Trust Units**") of the Fund for distribution (the "**Offering**") at a price of $24.45 per Trust Unit. Each Trust Unit represents an undivided beneficial interest in the Fund. The outstanding Trust Units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "SHN.UN". Shiningbank has applied to list the Trust Units offered pursuant to this short form prospectus on the TSX. Listing will be subject to Shiningbank fulfilling all the listing requirements of the TSX. On September 8, 2005, the closing price of the Trust Units on the TSX prior to the public announcement of the Offering was $24.99. On September 9, 2005, the closing price of the Trust Units on the TSX was $24.59.

The offering price of the Trust Units was determined by negotiation between Shiningbank and CIBC World Markets Inc., on behalf of itself and BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Dominion Securities Inc., National Bank Financial Inc., TD Securities Inc. and FirstEnergy Capital Corp. (collectively, the "**Underwriters**").

	Price to Public	Underwriters' Fee	Net Proceeds to Shiningbank[(1)]
Per Trust Unit	$ 24.45	$ 1.2225	$ 23.2275
Total	$ 100,245,000	$ 5,012,250	$ 95,232,750

Note:

(1) Before deducting expenses of the Offering estimated to be $280,000.

Shiningbank pays distributions on the Trust Units on or about the 15th day of each month to holders of Trust Units ("**Unitholders**") of record on the last business day of the month preceding payment. Purchasers of Trust Units under this Offering who own such Trust Units on September 30, 2005 will receive the monthly distribution of the Fund to be paid on or about October 15, 2005. See "RECORD OF CASH DISTRIBUTIONS".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale if, as and when issued by the Fund and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under the section entitled "PLAN OF DISTRIBUTION" and subject to the approval of certain legal matters on behalf of the Fund by Gowling Lafleur Henderson LLP, Calgary, Alberta, and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta. Subject to applicable laws, the Underwriters may, in connection with the Offering,

effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which otherwise might prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "PLAN OF DISTRIBUTION".

Five of the Underwriters, being CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc. and TD Securities Inc., are, directly or indirectly, subsidiaries of Canadian chartered banks (the "Banks"), all of which are lenders to Shiningbank Energy Ltd. (the "Corporation"). Consequently, the Fund may be considered to be a connected issuer of each of these Underwriters in connection with this Offering for the purposes of applicable Canadian securities laws. All of the net proceeds of this Offering will be used initially to reduce the Corporation's indebtedness to the Banks under its revolving credit facility. See "USE OF PROCEEDS" and "RELATIONSHIP BETWEEN THE CORPORATION AND THE UNDERWRITERS".

In the opinion of counsel, provided the Fund is a "mutual fund trust" for purposes of the *Income Tax Act* (Canada) (the "**Tax Act**"), the Trust Units will, when issued, be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Tax Act. See "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS - Taxation of Unitholders - *Eligibility for Exempt Plan Investment*".

A return on an investment in the Fund is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Fund is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Fund intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors, including the financial performance of the Fund's operating entities, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Fund is unable to meet its cash distribution targets in the future, and that decline may be significant. **Cash distributions by the Fund to Unitholders are not guaranteed.**

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See, for example, "Credit Facility", "Oil and Natural Gas Prices – Marketability of Production", "Environmental Concerns", "Purchase of Reserves", "Depletion of Reserves", "Foreign Exchange", "Capital Investment", "Operating Risks", "Changes in Legislation", "Investment Eligibility", "Additional Financing", "Distribution of Cash" and "Delays in Cash Distribution" under the heading "RISK FACTORS", at pages 65 to 71 of the Renewal Annual Information Form of the Fund dated March 21, 2005. These sections also describe the Fund's assessment of those risk factors as well as the potential consequences to an investor if a risk should occur.

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the Trust Unit for tax purposes). See "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of this Offering will take place on or about September 28, 2005, or such other date as may be agreed to by the Fund and the Underwriters, but in any event not later than September 29, 2005.

Dominion Bond Rating Service Limited ("**DBRS**") has assigned a stability rating of STA-6 (middle) to the Trust Units. Income funds rated as STA-6 are considered by DBRS to have a very weak level of stability and sustainability of distributions per unit. STA-1 is the highest DBRS rating available to units of income funds and STA-7 is the lowest DBRS rating available to units of income funds. See "DETAILS OF THE OFFERING - Stability Rating".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under the provisions of such Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

ABBREVIATIONS

In this short form prospectus, the abbreviations set forth below have the following meanings.

"**ARTC**" means Alberta Royalty Tax Credit.
"**bbl**" means one barrel.
"**bbls**" means barrels.
"**bbl/d**" means barrels per day.
"**boe**" means barrel of oil equivalent.*
"**boe/d**" means one barrel of oil equivalent per day.
"**GJ**" means Gigajoule.
"**GJ/d**" means Gigajoule per day.
"**M$**" means thousands of dollars.
"**mbbl**" means one thousand barrels.
"**mboe**" means one thousand barrels of oil equivalent.
"**mcf**" means one thousand cubic feet.
"**mcf/d**" means one thousand cubic feet per day.
"**MM$**" means millions of dollars.
"**MMbtu**" means one million British Thermal Units
"**mmcf/d**" means one million cubic feet per day.
"**NGL**" means natural gas liquids.

* A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. Boe's may be misleading, particularly if used in isolation. The boe conversion ratio of six mcf:one bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this short form prospectus, references to "dollars" and "$" are to Canadian dollars, unless otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Shiningbank, filed with Canadian securities regulatory authorities in all of the provinces of Canada (the "**Filing Jurisdictions**"), are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the Renewal Annual Information Form of Shiningbank dated March 21, 2005 (the "**Annual Information Form**") for the fiscal year ended December 31, 2004;

2. the interim unaudited comparative consolidated financial statements of Shiningbank and notes thereto as at and for the three and six month periods ended June 30, 2005 and 2004 together with management's discussion and analysis of financial condition and results of operations ("**MD&A**") for the periods then ended;

3. the audited comparative consolidated financial statements of Shiningbank and notes thereto as at and for the years ended December 31, 2004 and 2003, including the auditors' report thereon, together with the MD&A for the years then ended, contained in Shiningbank's 2004 Annual Report to Unitholders;

4. the information circular of Shiningbank dated March 21, 2005 (excluding the sections entitled "Executive Compensation - Trust Performance Graph" and "Corporate Governance", which, pursuant to National Instrument 44-101 of the Canadian securities regulatory authorities, are not required to be incorporated by reference herein) prepared in connection with Shiningbank's annual and special meeting of Unitholders held on May 10, 2005;

5. the interim unaudited financial statements of Blizzard Energy Inc. ("**Blizzard**") as at and for the six month periods ended June 30, 2005 and 2004 and notes thereto which was filed on Shiningbank's page on the SEDAR website on September 12, 2005;

6. the audited financial statements of Birchill Resources Limited ("**Birchill**") for the years ended December 31, 2003 and 2002, including the auditors' report thereon, contained in Appendix B to the short form prospectus of Shiningbank dated February 27, 2004;

7. the material change report of Shiningbank dated June 7, 2005 relating to the execution of an arrangement agreement dated June 6, 2005 with Blizzard pursuant to which Shiningbank would acquire Blizzard; and

8. the material change report of Shiningbank dated August 12, 2005 relating to the completion of Shiningbank's acquisition of Blizzard.

Any material change reports (except confidential material change reports), comparative interim financial statements, management's discussion and analysis for interim financial periods, comparative financial statements for the most recently completed financial year (together with the accompanying report of the auditor) and any information circular (excluding the portions thereof which, pursuant to National Instrument 44-101 of the Canadian securities regulatory authorities, are not required to be incorporated by reference in a short form prospectus) filed by Shiningbank in the Filing Jurisdictions subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation, the administrator of the Fund, by sending a written request to Suite 1310, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6, by faxing a written request to 403-268-7499 or by calling 403-268-7477. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the Corporation, the administrator of the Fund, at the above-mentioned address and fax and telephone numbers.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Fund believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-

looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the performance characteristics of the Fund's oil and natural gas properties;
- oil and natural gas production levels;
- the size and value of the Fund's oil and natural gas reserves;
- projections of market prices and costs and the related sensitivity of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus and the documents incorporated by reference:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Except as required under applicable securities legislation, Shiningbank does not undertake any obligation to publicly update or revise any forward-looking statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

NON-GAAP MEASURES

In this short form prospectus, and in certain documents incorporated by reference herein, the Fund uses the terms "cash flow", "cash available for distribution" and "distributable cash" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. The Fund also uses the term "netbacks", which are calculated as average unit sales price less royalties, transportation costs and operating costs, to represent the cash margin for product sold, calculated on a boe basis. "Cash flow", "cash available for distribution", "distributable cash" and "netbacks" are not measures recognized by Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, "cash flow", "cash available for distribution", "distributable cash" and "netbacks" of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow", "cash available for distribution", "distributable cash" and "netbacks" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The

Fund considers "cash flow from operations" a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. The Fund considers "netbacks" a key measure as it indicates the relative performance of crude oil and natural gas assets. Cash available for distribution cannot be assured and future distributions may vary.

SHININGBANK ENERGY INCOME FUND

The Fund

The Fund is an unincorporated open-ended investment trust created under the laws of the Province of Alberta and governed by an amended and restated trust indenture (the "**Trust Indenture**") between Computershare Trust Company of Canada (the "**Trustee**") and the Corporation dated September 6, 2005. The head and principal office of the Fund is located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of the Fund is located at Suite 1200, 700 - 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The Fund's assets consist primarily of royalties equal to 99% of the net cash flow generated by the petroleum and natural gas interests held by the Corporation and Shiningbank Limited Partnership ("**SLP**") after certain costs, expenditures and deductions (collectively, the "**Royalty**") and the notes issued on the acquisitions of Raider Resources Ltd., Ionic Energy Inc., Birchill and Blizzard (collectively, the "**Acquisition Notes**").

The Fund has an obligation (the "**Deferred Purchase Price Obligation**") to pay to the Corporation and SLP, as the case may be, as partial consideration for the Royalty, to the extent of the Fund's available funds, up to 99% of the cost of any Canadian resource property (as such term is defined in the Tax Act) acquired by the Corporation or SLP, excluding any amount borrowed to fund such acquisitions, and up to 99% of the cost of certain designated capital expenditures, excluding any amount borrowed to fund such expenditures. The Fund is also required to pay a Deferred Purchase Price Obligation respecting the Corporation's or SLP's acquisition of certain other corporations or entities that own Canadian resource property, excluding any amount borrowed to fund such acquisitions.

Each Trust Unit entitles the holder to receive distributions of the holder's proportionate share of distributable cash ("**Distributable Cash**") equal to the income that the Fund receives under the Royalty, plus interest income received or receivable by the Fund from the Acquisition Notes, any ARTC received and other payments or distributions received, directly or indirectly, from its operating entities, less certain charges and cash expenses of the Fund. From its inception through December 31, 2002, the distributions were made on a quarterly basis. Since February 2003, distributions have been paid monthly on or about the 15th day of each month to Unitholders of record on the last business day of the month preceding payment.

Shiningbank Energy Ltd.

The Corporation was incorporated under the *Business Corporations Act* (Alberta) (the "**ABCA**") on March 7, 1996 as Proximity Energy Ltd. Its articles were amended by a Certificate of Amendment dated April 9, 1996 to change the Corporation's name to Shiningbank Energy Ltd. Effective July 1, 2000, it amalgamated with Shiningbank Energy Acquisitions Ltd., Raider Resources Ltd. and Cambright Gas Corporation and continued under the name Shiningbank Energy Ltd. Effective May 4, 2001, the Corporation amalgamated with 923720 Alberta Inc. and Ionic Energy Inc. and continued under the name Shiningbank Energy Ltd. Effective October 9, 2002, the Corporation amalgamated with Shiningbank Energy Management Inc. and continued under the name Shiningbank Energy Ltd. Effective January 1, 2004, the Corporation amalgamated with Jocsak Energy Ltd. and continued under the name Shiningbank Energy Ltd. Effective March 8, 2004, the Corporation amalgamated with Birchill and Good Ridge Explorations Ltd. and continued under the name Shiningbank Energy Ltd. Effective August 2, 2005, the Corporation amalgamated with Outlook Energy Corp. and Blizzard and continued under the name Shiningbank Energy Ltd. The Corporation is a wholly-owned subsidiary of Shiningbank Holdings Corporation ("**SHC**") and an indirect wholly-owned subsidiary of the Fund. The head and principal office of the Corporation is located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of the Corporation is located at Suite 1200, 700 - 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The Corporation is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties, providing certain administrative services to the Fund and acting as a general partner of SLP. The Corporation has approximately 75 employees. The Corporation has agreed, pursuant to an Administrative Services Agreement between the Corporation and the Trustee dated October 9, 2002 (the "**Administrative Services Agreement**"), to provide certain management, advisory and administrative services in connection with the Royalty, the Fund, the Trust Units and any entity of the Fund managed by the Corporation. The Corporation receives no management fees for acting as administrator of the Fund or as general partner of SLP and is reimbursed only for general and administrative expenses incurred in connection therewith.

Shiningbank Holdings Corporation

SHC was incorporated under the ABCA on July 24, 2002 as 999972 Alberta Inc. Its articles were amended by a Certificate of Amendment dated October 8, 2002 to, among other things, change its name to Shiningbank Holdings Corporation and authorize the issuance of an unlimited number of non-voting exchangeable shares ("**Exchangeable Shares**"). With the exception of the Exchangeable Shares, the Fund owns all the issued and outstanding shares of SHC. The head and principal office of SHC is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SHC is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

SHC was incorporated for the purpose of acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund, for cash and Exchangeable Shares, to effect the internalization of the Fund's management as further described under the heading "General Development of the Business of the Fund – Management Internalization Transactions" on pages 22 and 23 of the Annual Information Form. SHC has no business or employees.

Shiningbank Limited Partnership

SLP is a limited partnership which was formed on December 10, 2004 under the *Partnership Act* (Alberta). The head and principal office of SLP is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SLP is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

SLP is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties. Shiningbank Operating Trust ("**SOT**") owns 100% of the limited partnership interests in SLP and the Corporation is the general partner of SLP.

Shiningbank Operating Trust

SOT is an unincorporated commercial trust created under the laws of the Province of Alberta and governed by a trust indenture dated September 30, 2004. The head and principal office of SOT is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SOT is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The trustee of SOT is 1130243 Alberta Inc. The Fund holds the entire beneficial interest in SOT. The assets of SOT consist of its limited partnership interest in SLP.

1130243 Alberta Inc.

1130243 Alberta Inc. was incorporated under the ABCA on September 30, 2004. Its head and principal office is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6 and its registered office is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

1130243 Alberta Inc. was incorporated for the purpose of being the trustee of SOT. All of the outstanding shares of 1130243 Alberta Inc. are held by the Fund.

Structure

The following diagram illustrates the structure of the Fund and the flow of cash from the Fund's properties to the Unitholders.



Unitholders
Distributable Cash
The Fund
Administrative Services Agreement
100% of the Common Voting Shares
100% Beneficial Interest
99% Royalty Acquisition Notes
1130243 Alberta Inc.
Trustee
99% Royalty Acquisition Note
SHC (Shiningbank Holdings Corporation)
100% of the Common Voting Shares
SOT (Shiningbank Operating Trust)
Limited Partner
The Corporation (Shiningbank Energy Ltd.)
SLP (Shiningbank Limited Partnership)
General Partner
Cash Flow
Properties
Cash Flow
Properties
Note: Cash distributions are made on a monthly basis to Unitholders based upon the cash flow from the Fund's properties.

RECENT DEVELOPMENTS

Credit Facility

On August 2, 2005, the Corporation's revolving credit facility with a syndicate of Canadian chartered banks was increased from $250 million to $330 million in connection with the completion of the Blizzard Acquisition (as defined below under "ACQUISITIONS – 2005 Acquisitions – Blizzard Acquisition"). For more information on the credit facility, see note (1) under "CAPITALIZATION".

Hedging Contracts

Currently, the Corporation has the following hedging contracts in place:

Collar

Period				Prices	
Commencement Date	Termination Date	Commodity	Volume Fixed	Floor	Ceiling
April 1, 2005	December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ	$6.39/GJ
April 1, 2005	October 31, 2005	Gas	5,000 GJ/d	$6.65/GJ	$7.75/GJ
May 1, 2005	October 31, 2005	Gas	5,000 GJ/d	$6.90/GJ	$9.50/GJ
November 1, 2005	March 31, 2006	Gas	5,000 GJ/d	$7.50/GJ	$12.00/GJ
November 1, 2005	March 31, 2006	Gas	5,000 GJ/d	$10.00/GJ	$15.15/GJ
April 1, 2006	October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ	$12.00/GJ
February 1, 2005	December 31, 2005	Oil	500 bbl/d	US$40.00/bbl	US$55.40/bbl
January 1, 2006	June 30, 2006	Oil	500 bbl/d	US$55.00/bbl	US$89.00/bbl

Swap

Period				
Commencement Date	Termination Date	Commodity	Volume Fixed	Price
April 1, 2005	October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ

Board of Directors

On June 22, 2005, Richard W. Clark was appointed to the board of directors of the Corporation, bringing the board to six members.

ACQUISITIONS

2005 Acquisitions

Blizzard Acquisition

On August 2, 2005, the Corporation acquired all of the outstanding shares of Blizzard for aggregate consideration of $275 million, subject to adjustments, consisting of the issuance of 8,837,729 Trust Units, the payment of $46.6 million in cash and the assumption of $42.4 million in debt and working capital deficiency (the "**Blizzard Acquisition**"). The Blizzard Acquisition was completed pursuant to a plan of arrangement involving Blizzard, the Fund, the Corporation, Zenas Energy Corp., Zenas Finance Corp. and the security holders of Blizzard and Zenas Finance Corp. Through the Blizzard Acquisition, the Corporation acquired Blizzard's long-life natural gas properties (the "**Blizzard Properties**") concentrated in the Peace River Arch area near Grande Prairie, Alberta and the Sousa area of north-western Alberta. The majority of the Blizzard Properties are operated and are characterized by high working interests, low operating costs and high field netbacks. At the time of the Blizzard Acquisition, production from the Blizzard Properties, as estimated by the Corporation, was 4,600 boe/d, approximately 95% of which was natural gas. Based on an independent engineering report prepared for Blizzard, the Corporation estimated the gross proved plus probable reserves of the Blizzard Properties acquired as at the time of the Blizzard Acquisition, after adjustment for the Corporation's estimate of reserves added through first quarter 2005 exploration and development drilling activity, to be 16 mmboe. The acquisition of Blizzard also included approximately 265,000 net acres of undeveloped land with a significant inventory of development drilling possibilities. See "SCHEDULE A - INFORMATION CONCERNING BLIZZARD".

For further information on the effect of the Blizzard Acquisition, see "EFFECT OF THE BLIZZARD ACQUISITION ON SHININGBANK" below, the Material Change Report dated August 12, 2005 (which is incorporated by reference herein) and the Pro Forma Financial Statements attached hereto. Certain of the information set out in Schedule A was provided by Blizzard and other third parties. While management of the Corporation has performed certain procedures to satisfy itself that such disclosure constitutes full, true and plain disclosure and has no reason

to believe that the information is incorrect, there can be no assurances concerning the completeness or accuracy of such information in respect of the assets acquired from Blizzard.

Effective August 2, 2005, the Corporation amalgamated with Blizzard. See "SHININGBANK ENERGY INCOME FUND – Shiningbank Energy Ltd.".

Acquisitions of Other Oil and Gas Assets in 2005

On June 21, 2005, the Corporation acquired all the issued and outstanding shares of Outlook Energy Corp. ("**Outlook**"), a private corporation, for $31.4 million in cash. Outlook's properties include a mix of gas focused, operated and non-operated interests in west-central Alberta. The principal properties are located in the Minnehik, Alexander and Nelson areas of Alberta and are adjacent to a number of Shiningbank's existing operations at Pembina, Alexander and Penhold. At the time of acquisition, Outlook's production, as estimated by the Corporation, was 600 boe/d, approximately 95% of which was natural gas.

2004 Acquisitions

Birchill Acquisition

On March 8, 2004, the Corporation acquired all of the outstanding shares of Birchill for consideration of $170.1 million in cash (the "**Birchill Acquisition**"). Through the Birchill Acquisition, the Corporation acquired oil and natural gas properties (the "**Birchill Properties**") and facilities, which included a mix of operated and non-operated interests, located primarily in west central Alberta and southern Saskatchewan, with the principal Birchill Properties being located in the Ferrier, Kaybob/Winterburn and Rainbow areas of Alberta and in the Nottingham and Coleville areas of southern Saskatchewan. For further information on the Birchill Acquisition and its effect on Shiningbank, see the disclosure under the heading "General Development of the Business of the Fund – Three Year History – Year Ended December 31, 2004" on pages 24 and 25 of the Annual Information Form.

Acquisitions of Other Oil and Gas Assets in 2004

Effective January 1, 2004, the Corporation acquired all the outstanding shares of Good Ridge Explorations Ltd., a private oil and gas corporation, for $7.0 million in cash. The acquisition closed on March 5, 2004. For further information on this acquisition see the disclosure under the heading "General Development of the Business of the Fund – Three Year History – Year Ended December 31, 2004" on pages 24 and 25 of the Annual Information Form.

Potential Acquisitions

The Fund continues to evaluate potential acquisitions of all types of petroleum, natural gas and other energy-related assets as part of its ongoing acquisition program. The Fund is regularly in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Fund has not reached agreement on the price or terms of any potential acquisition. The Fund cannot predict whether any current or future opportunities will result in one or more acquisitions for the Fund.

EFFECT OF THE BLIZZARD ACQUISITION ON SHININGBANK

Selected Pro Forma Financial and Operational Information

The following table sets forth selected pro forma financial and operational information for the Fund for the year ended December 31, 2004 and the six months ended June 30, 2005 as well as selected pro forma reserves data for the Fund as at December 31, 2004, derived from independent engineering reports (adjusted to exclude the assets transferred to Zenas), after giving effect to the Blizzard Acquisition and certain other adjustments.

The following information is qualified in its entirety by, and should be read in conjunction with, the unaudited pro forma consolidated financial statements of Shiningbank set forth on pages 23 to 30 of this prospectus, together with the information in Schedule A hereto and the material change report of Shiningbank dated August 12, 2005, which is incorporated by reference herein.

	Six Months Ended June 30, 2005 (unaudited) ($000s)	Year Ended December 31, 2004 (unaudited) ($000s)
Oil and Natural Gas Sales	194,922	351,240
Operating Expenses	(28,218)	(54,698)
Net Earnings	37,197	136,026

	Six Months Ended June 30, 2005	Year Ended December 31, 2004
Average Daily Production		
Oil (bbl/d)	2,382	3,323
NGL (bbl/d)	3,237	4,077
Natural Gas (mmcf/d)	105.8	109.0
Oil Equivalent (boe/d)	23,248	25,570
Average Net Product Prices Received		
Light/Medium Crude Oil ($/bbl)	56.63	43.66
NGL ($/bbl)	45.92	40.53
Natural Gas ($/mcf)	7.44	7.05

	As at December 31, 2004		
	CI[(1)]	Gross	Net
Proved Reserves			
Light/Medium Crude Oil & NGL (mbbl)	12,706	12,600	9,642
Heavy Crude Oil (mbbl)	308	308	279
Natural Gas (mmcf)	252.4	237.7	203.0
Oil Equivalent (mboe)	55,088.8	52,531.2	43,753.5
Proved plus Probable Reserves			
Light/Medium Crude Oil & NGL (mbbl)	19,142	19,008	14,485
Heavy Crude Oil (mbbl)	441	441	401
Natural Gas (mmcf)	380.7	362.8	307.0
Oil Equivalent (mboe)	83,038.3	79,915.2	66,048.2
Undeveloped Land Holdings (Net Acres)	-	-	463,727

Note:

(1) National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the Canadian Oil and Gas Evaluation Handbook. Prior to 2004, Shiningbank reported its reserves on a "Company Interest" basis which is Shiningbank's working interest reserves before reduction for royalty obligations plus the Shiningbank royalty interests. For continuity and comparison purposes, reserves included in the table above are also presented on a "Company Interest" basis.

USE OF PROCEEDS

The estimated net proceeds to the Fund of this Offering are $94,952,750, after deducting the Underwriters' fee of $5,012,250 and the expenses of this Offering, estimated to be $280,000. The net proceeds will be applied to the amounts owing to the Corporation by the Fund under the Deferred Purchase Price Obligation and thereafter will be applied by the Corporation to its revolving loan credit facility, which has the effect, pursuant to the Corporation's banking arrangements, of increasing the available undrawn portion of its credit facility. The

Corporation's credit facility will then be drawn upon to the extent necessary to continue with the Fund's business strategy of acquiring long-life natural gas reserves and exploiting development opportunities. The estimated amount owing to the Corporation under the Deferred Purchase Price Obligation as at June 30, 2005, prior to the reduction from the proceeds of the Offering, was $12,099,000. In the event that the net proceeds of the Offering exceed the amounts owing under the Deferred Purchase Price Obligation, the excess amount will be loaned by the Fund to the Corporation, which loan will be reduced by future additions to the Deferred Purchase Price Obligation.

RECORD OF CASH DISTRIBUTIONS

The accompanying table summarizes the cash distributions made by Shiningbank since the beginning of the most recently completed financial year.

Record Date	Payment Date	Distribution per Trust Unit
January 31, 2004	February 15, 2004	$0.23
February 29, 2004	March 15, 2004	$0.23
March 31, 2004	April 15, 2004	$0.23
April 30, 2004	May 15, 2004	$0.23
May 31, 2004	June 15, 2004	$0.23
June 30, 2004	July 15, 2004	$0.23
July 31, 2004	August 15, 2004	$0.23
August 31, 2004	September 15, 2004	$0.23
September 30, 2004	October 15, 2004	$0.23
October 31, 2004	November 15, 2004	$0.23
November 30, 2004	December 15, 2004	$0.23
December 31, 2004	January 15, 2005	$0.23
Total For Year		**$2.76**
January 31, 2005	February 15, 2005	$0.23
February 28, 2005	March 15, 2005	$0.23
March 31, 2005	April 15, 2005	$0.23
April 30, 2005	May 15, 2005	$0.23
May 31, 2005	June 15, 2005	$0.23
June 30, 2005	July 15, 2005	$0.23
July 31, 2005	August 15, 2005	$0.23
Total For Year to Date		**$1.61**

The Fund has declared a distribution of $0.23 per Trust Unit to be paid on September 15, 2005 to Unitholders of record on August 31, 2005.

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units are listed and posted for trading on the TSX under the trading symbol "SHN.UN". The following table sets forth the reported high and low sale prices (which are not necessarily the closing prices) and the trading volumes for the Trust Units for the periods indicated as reported by sources the Corporation believes to be reliable.

	Price Range ($)		
	High	**Low**	**Trading Volume**
2004			
First Quarter	18.85	16.51	10,634,690
Second Quarter	19.74	17.44	10,752,035
Third Quarter	22.48	18.83	9,899,130
Fourth Quarter	23.98	20.01	12,714,651
2005			
First Quarter	23.35	19.77	9,574,319
Second Quarter	22.19	19.60	8,916,032

	Price Range ($)		
	High	Low	Trading Volume
July	25.00	21.50	4,363,253
August	25.75	22.02	7,295,008
September (1-9)	25.00	24.24	1,509,888

On September 8, 2005, the closing price of the Trust Units on the TSX prior to the public announcement of this Offering was $24.99. On September 9, 2005, the closing price of the Trust Units on the TSX was $24.59.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Shiningbank as at December 31, 2004, June 30, 2005 and August 31, 2005 before and after giving effect to the issue of Trust Units pursuant to the Offering.

	Authorized	December 31, 2004 (audited)	June 30, 2005 (unaudited)	Outstanding as at August 31, 2005 before giving effect to the Offering (unaudited)	Outstanding as at August 31, 2005 after giving effect to the Offering[4] (unaudited)
Bank Loan[1]	$ 330,000,000	$ 182,147,000	$ 207,432,000	$ 303,244,000	$ 208,291,000
Trust Units[2][3]	300,000,000	$ 706,954,000 (54,140,619 units)	$ 713,718,000 (54,524,356 units)	$ 894,245,000 (63,527,377 units)	$ 989,198,000 (67,627,377 units)
Exchangeable Shares[5]	unlimited	$ 7,019,000 (263,482 shares)	$ 7,755,000 (263,482 shares)	$ 7,783,000 (248,482 shares)	$ 7,783,000 (248,482 shares)

Notes:

(1) The Corporation maintains a $330 million revolving credit facility with a syndicate of Canadian chartered banks. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to cash flow ratio, or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 27, 2006, at which time the credit facility, unless renewed, reverts to a two-year term with the principal payments, if necessary, commencing on July 28, 2006.

(2) As at August 31, 2005, an aggregate of 2,910,862 Trust Units were reserved for issuance under Shiningbank's Trust Unit Rights Incentive Plan (the "**Incentive Plan**"). As at August 31, 2005, there were outstanding rights granted pursuant to the Incentive Plan to acquire an aggregate of 1,892,467 Trust Units at an average grant price of $18.98 per Trust Unit. As at August 31, 2005, the average adjusted exercise price of these rights was $17.01 per Trust Unit.

(3) As at August 31, 2005, an aggregate of 849,184 Trust Units were reserved for issuance upon the exchange of the Exchangeable Shares, at the holders' option, at the exchange ratio in effect at August 31, 2005 of 1.41038 Trust Units for each outstanding Exchangeable Share.

(4) Based on the issuance of 4,100,000 Trust Units for aggregate gross proceeds of $100,245,000 less the Underwriters' fee of $5,012,250 and expenses of the issue estimated to be $280,000, the net proceeds from this issue are estimated to be $94,952,750. See "USE OF PROCEEDS" and "PLAN OF DISTRIBUTION".

(5) The Exchangeable Shares were originally issued on October 9, 2002 in connection with the management internalization transaction. The Exchangeable Shares are exchangeable, at the option of the holder, into Trust Units for no additional consideration. In addition to the 248,842 Exchangeable Shares reflected in the table as outstanding on August 31, 2005, an additional 353,614 Exchangeable Shares were held in escrow to be released over periods up to October 2007 under the terms of the escrow agreements with each of the two holders of the Exchangeable Shares. As at August 31, 2005, $960,000 of the total purchase price was recorded as a deferred reduction to Exchangeable Shares representing Exchangeable Shares subject to escrow provisions net of the amortization.

PLAN OF DISTRIBUTION

Pursuant and subject to the terms and conditions contained in an agreement (the "**Underwriting Agreement**") dated September 12, 2005 among Shiningbank, the Corporation and the Underwriters, Shiningbank has agreed to issue and sell and the Underwriters have severally agreed to purchase on or about September 28, 2005, or such other date as Shiningbank and the Underwriters agree, but in any event not later than September 29, 2005, 4,100,000 Trust Units at a price of $24.45 per Trust Unit for total gross consideration of $100,245,000 payable in cash to Shiningbank against delivery of the Trust Units. The offering price of the Trust Units was determined by negotiation between Shiningbank and CIBC World Markets Inc., on behalf of itself and the other Underwriters. The Underwriting Agreement provides that Shiningbank will pay to the Underwriters an underwriters' fee in the aggregate amount of $5,012,250 (5% or $1.2225 per Trust Unit) in consideration for the services of the Underwriters in connection with the Offering.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take-up and pay for all of the Trust Units if any of the Trust Units are purchased under the Underwriting Agreement.

Without the prior written consent of CIBC World Markets Inc., which consent shall not be unreasonably withheld, Shiningbank has agreed, for a period of 90 days from the closing of the Offering, not to sell or issue any Trust Units or securities convertible into or exchangeable for Trust Units other than pursuant to the Incentive Plan, Shiningbank's Distribution Reinvestment and Optional Trust Unit Purchase Plan, the exchange of issued and outstanding Exchangeable Shares or the issuance of Trust Units as bonuses to employees of the Corporation consistent with past practice.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units.

In connection with this Offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Fund has agreed to indemnify the Underwriters and their controlling persons, directors, officers and employees against certain liabilities.

Shiningbank has applied to list the Trust Units offered pursuant to this short form prospectus on the TSX. Listing will be subject to Shiningbank fulfilling all the listing requirements of the TSX.

The Trust Units issuable hereunder have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States and, accordingly, may not be offered or sold within the United States or to a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. In addition, until 40 days after the commencement of this Offering, any offer or sale of the Trust Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act.

RELATIONSHIP BETWEEN THE CORPORATION AND THE UNDERWRITERS

CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc. and TD Securities Inc., being five of the Underwriters, are each, directly or indirectly, subsidiaries of major Canadian chartered banks (the "**Banks**") all of which are lenders to the Corporation. Accordingly, the Fund may be considered a connected issuer of CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc. and TD Securities Inc. in connection with this Offering for the purpose of applicable Canadian securities laws.

As at August 31, 2005, the Corporation was indebted to the Banks in the amount of $303,244,000 under the revolving credit facility between the Corporation and the Banks. The Corporation is in compliance with all material terms of the agreements governing such revolving credit facility and the Banks have not waived any material breach of the agreements relating to such facility. The revolving credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation, together with supporting debentures and guarantees from operating subsidiaries and affiliates. Neither the financial position of the Corporation nor the value of the security under the revolving credit facility has changed substantially since the indebtedness under the credit facility was incurred.

The decision to distribute the Trust Units offered hereby and the determination of the terms of the distribution were made through negotiations between the Corporation, on behalf of the Fund, and CIBC World Markets Inc., on behalf of itself and the other Underwriters. The Banks did not have any involvement in such decision or determination; however, the Banks have been advised of the issuance of the Trust Units and the terms thereof. In connection with the distribution of the Trust Units, CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc. and TD Securities Inc. will each receive their share of the Underwriters' fee and, until required for the Corporation's capital expenditure requirements relating to property acquisitions and development programs, all of the net proceeds of the Offering will be paid to the Banks as a reduction of the Corporation's outstanding indebtedness to the Banks. See "CAPITALIZATION" and "USE OF PROCEEDS".

RISK FACTORS

An investment in the Trust Units offered hereunder is subject to certain risks. The risk factors identified under the heading "Risk Factors" at pages 65 to 71 of the Annual Information Form, which is incorporated by reference herein, should be carefully reviewed and evaluated by prospective purchasers before purchasing the Trust Units being offered hereunder.

DETAILS OF THE OFFERING

The Offering consists of 4,100,000 Trust Units at a price of $24.45 per Trust Unit. See "PLAN OF DISTRIBUTION".

Trust Units

A maximum of 300,000,000 Trust Units have been authorized and may be issued pursuant to the Trust Indenture, of which 63,527,377 were issued and outstanding as at August 31, 2005, and an aggregate of 3,760,046 Trust Units were reserved for issuance under the Incentive Plan and the exchange of issued and outstanding Exchangeable Shares. The Trust Units represent equal and undivided beneficial interests in the Fund. All Trust Units share equally in all distributions from the Fund and all Trust Units carry equal voting rights at meetings of Unitholders. No conversion or pre-emptive rights are attached to the Trust Units.

Future Offerings

Under the Trust Indenture, the Fund may offer additional Trust Units or rights to purchase additional Trust Units (up to the authorized maximum) at such times and on such terms and conditions as the Corporation may determine.

Cash Distributions of Income

The amount of cash to be distributed annually per Trust Unit is equal to a *pro rata* share of the Fund's Distributable Cash for the year. The Corporation determines the Distributable Cash for a particular period and, after payment of all direct expenses of the Fund from such cash, distributes the remainder of such cash to the Unitholders. From Shiningbank's inception through to December 31, 2002, the distributions were made on a quarterly basis. Since February 2003, distributions have been paid on a monthly basis. See "SHININGBANK ENERGY INCOME FUND - The Fund" and "RECORD OF CASH DISTRIBUTIONS".

Retraction Rights

Trust Units are retractable at any time on demand by the holder thereof upon delivery to the Fund of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting retraction. Upon receipt of the retraction request by the Fund, all rights to and under the Trust Units tendered for retraction shall be surrendered and the holder thereof shall be entitled to receive a price per Trust Unit equal to the lesser of: (i) 95% of the "**market price**" (as defined in the Trust Indenture) of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for retraction; and (ii) the "**closing market price**" (as defined in the Trust Indenture) on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for retraction.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada ("**non-residents**") within the meaning of the Tax Act. Accordingly, the Trust Indenture provides that at no time may non-residents be the beneficial owners of a majority of the Trust Units. The Trustee may require declarations as to the jurisdictions in which beneficial holders of Trust Units are resident. If the Trustee becomes aware, as a result of requiring such declarations or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee shall make a public announcement thereof and shall not accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration that the person is a resident of Canada. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee shall send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee shall on behalf of such Unitholders sell such Trust Units and in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any such sale shall be made on any stock exchange on which the Trust Units are listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

Stability Rating

DBRS has assigned a stability rating of STA-6 (middle) to the Trust Units. The stability rating is based on a rating scale developed by DBRS that provides an indicator of both the stability and sustainability of an income fund's distributions per unit. Ratings categories range from STA-1 to STA-7, with STA-1 being the highest. In addition, DBRS further separates the ratings into "high", "middle" and "low" subcategories to indicate where they fall within the rating category. Ratings take into consideration the seven main factors of: (1) operating and industry characteristics; (2) asset quality; (3) financial flexibility; (4) diversification; (5) size and market position; (6) sponsorship/governance; and (7) growth. In addition, consideration is given to specific structural or contractual elements that may eliminate or mitigate risks or other potentially negative factors. Specifically, income funds rated as STA-6 are considered by DBRS to have very weak distributions per unit in terms of stability and

sustainability. A rating is not a recommendation to buy, sell or hold any security and may be subject to revision or withdrawal at any time by DBRS.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Gowling Lafleur Henderson LLP, counsel to Shiningbank, and Macleod Dixon LLP, counsel to the Underwriters, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to an investor who acquires Trust Units pursuant to this Offering and who, for purposes of the Tax Act, is resident in Canada, holds the Trust Units as capital property and deals at arm's length and is not affiliated with the Fund, the Corporation, SLP and the Underwriters. Generally, the Trust Units will be considered to be capital property to an investor provided the investor does not hold the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain investors who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a purchaser that is a "financial institution" or a "specified financial institution" as defined in the Tax Act for purposes of the mark-to-market rules or to a purchaser an interest in which would be a "tax shelter investment" pursuant to the Tax Act and any such purchaser should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based upon the facts set out in this short form prospectus, the current provisions of the Tax Act and the regulations thereunder (the "**Regulations**"), all specific proposals to amend the Tax Act and the Regulations publicly announced prior to the date hereof (the "**Proposals**"), counsels' understanding of the current administrative practices of the Canada Revenue Agency and certificates as to certain factual matters provided by the Corporation, SLP and the Fund. No assurance can be given that the Proposals will be enacted as proposed. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposals, does not take into account or anticipate changes in the law, whether by way of judicial, government or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation.

This summary is of a general nature only and is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a purchaser will depend on the purchaser's particular circumstances. Each prospective purchaser should obtain independent legal advice regarding the income tax consequences of investing in Trust Units with reference to such prospective purchaser's particular circumstances.

Status of the Fund

Based on certain factual representations by the Corporation, SLP and Fund, the Fund currently qualifies as a "unit trust" and a "mutual fund trust" for purposes of the Tax Act. It will continue to so qualify provided certain conditions under the Tax Act (relating principally to the number and residence for tax purposes of Unitholders, the fair market value of the Trust Units from time to time and the nature of the Fund's activities) are maintained. **Except as otherwise indicated, this summary is based on the assumption that the Fund will at all material times qualify as a mutual fund trust for the purposes of the Tax Act.** Counsel is of the view that it is reasonable to assume that the Fund will maintain such qualification for the foreseeable future based on the Corporation's, SLP's and the Fund's representations to counsel.

If the Fund was not at present or a future time to qualify as a mutual fund trust, the income tax considerations respecting the Fund and Unitholders may be materially different from those described in this summary, and in particular the following adverse income tax consequences may result:

- The Trust Units may cease to be qualified investments for registered retirement savings plans ("**RRSPs**"), registered retirement income funds ("**RRIFs**"), deferred profit sharing plans ("**DPSPs**") and registered education savings plans ("**RESPs**") (collectively referred to as "**Exempt Plans**"). Where at the end of any

month an Exempt Plan holds non-qualified investments, the Exempt Plan may be obligated to pay, with respect to that month, tax equal to 1% of the fair market value of such investments at the time such investments were acquired by the Exempt Plan. Where a trust governed by an RRSP or an RRIF acquires investments that are not qualified investments, the beneficiary of that trust will be deemed to have received taxable income in an amount equal to the purchase price of such investments, and while it holds investments that are not qualified investments, that trust will be taxable on its income attributable to such investments. Where a trust governed by a DPSP acquires investments that are not qualified investments the trust is liable for tax in an amount equal to the fair market value of such investments at the time of their acquisition. Where a trust governed by a RESP acquires investments that are not qualified investments or does not dispose of investments within 60 days of their ceasing to be qualified investments, the registration of the RESP may be revoked and the RESP will cease to be exempt from tax.

- The Fund will be required to pay a tax under Part XII.2 of the Tax Act in respect of amounts distributed to non-resident persons. The payment of this tax by the Fund may have adverse income tax consequence for certain Unitholders, including non-resident persons and tax exempt persons (including Exempt Plans).
- The Fund will cease to be eligible for the capital gains refund mechanism available to mutual fund trusts.
- Trust Units would become taxable Canadian property. As a result, non-resident Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

The Tax Act currently provides that, subject to certain exceptions, a trust that is maintained primarily for the benefit of non-residents of Canada will cease to qualify as a mutual fund trust. On September 8, 2005, the Department of Finance released its consultation paper "Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)". It is not known whether legislation will result from the consultation of which the paper is part. Any legislation could materially affect the Fund or its Unitholders.

The Trust Indenture contains provisions that are intended to permit the Fund to take measures to reduce the number of Trust Units held by non-residents and partnerships that are not Canadian partnerships for purposes of the Tax Act ("**Non-Canadian Partnerships**") in certain circumstances that are intended to enable the Fund to retain its mutual fund trust qualification. If non-residents and Non-Canadian Partnerships acquire a substantially greater number of Trust Units than they now own, the Fund's ability to maintain its status as a mutual fund trust may be dependent on its ability to determine the amount of the Trust Units held by non-residents and Non-Canadian Partnerships on an accurate and timely basis and to take effective steps to prevent a majority of Trust Units from being held by non-residents and Non-Canadian Partnerships. If the Fund takes steps to limit the percentage of Trust Units held by non-residents and Non-Canadian Partnerships or others so as to protect its mutual fund trust qualification, such steps could adversely affect some Unitholders and could adversely affect the market value of the Trust Units. Moreover, there can be no assurance that any steps taken by the Fund will prevent the Fund from losing its mutual fund trust status.

Taxation of the Fund

Income of the Fund

The Tax Act requires the Fund to compute its income or loss for a taxation year as though it were an individual resident in Canada. The Fund's taxation year is the calendar year.

The Fund will be required to include in computing its income for a taxation year all net realized taxable capital gains, all amounts that become receivable or are received in that year in respect of royalties, including any amount subject to set off, and including any amounts paid by it to the Corporation or SLP in respect of reimbursed Crown charges and any amounts that become payable to the Fund from SOT. An amount will be considered to be payable to the Fund in a taxation year if it is paid in the year by SOT or the Fund is entitled in that year to enforce payment of the amount. The Fund will also be required to include in its income for each taxation year all interest on any investments held by the Fund, including the Acquisition Notes, that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, or is deemed to have been paid

(including a premium on redemption, if any) except to the extent that such interest was included in computing its income for a preceding year.

The Fund will be entitled to deduct in computing its income for a taxation year, reasonable current expenses incurred in its ongoing operations, expenses incurred respecting the issuance of Trust Units on a five year, straight line basis, as well as annual deductions in respect of its cumulative Canadian oil and gas property expense account ("**cumulative COGPE**"), on a 10% declining balance basis.

In accordance with the Tax Act and the Regulations, the Fund may deduct in computing its income for a year a resource allowance computed by reference to its "adjusted resource profits". Generally, the Fund's adjusted resource profits will equal its income from the royalties less amounts deducted in computing its income, other than deductions in respect of its COGPE account, interest expense or any amount deducted in respect of distributions to Unitholders. The Fund may deduct a portion of the Crown charges reimbursed by it to the grantors of the royalties in the year. The excess, if any, of reimbursed Crown charges over the resource allowance deductible by the Fund in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Fund and must be included in the Unitholders' income. Counsel is advised that the Fund intends to designate the full amount of any such excess annually in respect of the Unitholders. The resource allowance is being phased out, and deductibility of actual Crown charges is being phased in over a five-year period commencing in 2003.

To the extent that the Fund has any income for a taxation year after the inclusions and deductions outlined above, the Fund will be permitted to deduct all amounts which are payable by it to Unitholders in the year. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Fund or the Unitholder is entitled in the year to enforce payment of the amount. The Trust Indenture provides that the Fund's income for purposes of the Tax Act each year that has not otherwise been made payable to Unitholders will be deemed to become so payable on December 31 of such year, and that each Unitholder has the right to enforce payment of same on the date it becomes payable, provided that any income of the Fund that is required to satisfy any tax liability on the part of the Fund shall not be payable to Unitholders.

Counsel has been advised that the Fund intends to make payable to the Unitholders with respect to each taxation year an amount equal to all of the income of the Fund for such year, together with the taxable and non-taxable portion of any capital gains realized by the Fund in such year (excluding capital gains which may be realized by the Fund upon a distribution *in specie* of the property of the Fund in connection with a redemption of the Trust Units) less the Fund's expenses and the amount, if any, required to be retained to pay the Fund's tax liability.

Counsel has been advised that for purposes of the Tax Act, the Fund intends to deduct in computing its income the full amount available in each year to the extent of its income that will be subject to tax, otherwise determined. Therefore, the Fund does not expect to be liable for a material amount of tax under the Tax Act. The Tax Act provides that the Fund may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for such year that becomes payable to Unitholders in such year. The Fund may wish to do so in order to utilize losses from prior taxation years.

Acquisition of the Royalty and Release of the Royalty on Certain Properties

Counsel is advised that the amount paid by the Fund for the acquisition of the Royalty has been, and subsequent amounts paid or payable by the Fund pursuant to the Deferred Purchase Price Obligation are intended to be, added to the Fund's cumulative COGPE in the taxation year of the Fund in which such acquisition occurs.

Where as a result of a sale of a property by the Corporation or SLP and the release of the Royalty relating to that property, proceeds of disposition from the sale become receivable by the Fund in a taxation year, the amount of such proceeds will be required to be deducted from the balance of the Fund's cumulative COGPE otherwise determined at the end of that year. If all or a portion of the consideration receivable in a taxation year upon the release of the Royalty relating to a property is used by the Corporation or SLP, as the case may be, to

acquire in that year one or more replacement Canadian resource properties, the amount so used will be added in that year to the Fund's cumulative COGPE.

The Fund may deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10%, on a declining balance basis, of any positive balance of its cumulative COGPE at the end of the year. If the balance of the Fund's cumulative COGPE at the end of a particular taxation year after all additions and deductions for the year have been made would otherwise be a negative amount, the negative amount will be included in the Fund's income for purposes of the Tax Act for that year.

Redemption of Trust Units

Where the Fund distributes property of the Fund to a Unitholder on a redemption of Trust Units, the Fund will be deemed to have received proceeds of disposition equal to the fair market value of such property at that time, and such distribution may give rise to a capital gain or income to the Fund, depending upon the nature of the property. The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "**Capital Gains Refund**"). The Capital Gains Refund in a particular year may not completely offset the Fund's tax liability for such taxation year that may arise upon distributions of property in connection with the redemption of Trust Units. The Trust Indenture provides that income of the Fund that is required to satisfy any tax liability on the part of the Fund shall not be payable to Unitholders. Under the Trust Indenture, the Fund's income may be used to finance cash redemptions of the Trust Units.

Taxation of Unitholders

Income from Trust Units

Each Unitholder is required to include in computing income for a particular taxation year the Unitholder's *pro rata* share of the Fund's net income for tax purposes that was payable in that year by the Fund to that Unitholder whether such amounts are reinvested in additional Trust Units and whether the amount was actually paid to the Unitholder in that year, together with all amounts designated to the Unitholder as reimbursed Crown charges in excess of the resource allowance deducted in computing the Fund's income. An amount will be considered to be payable to the Unitholders in a taxation year if it is paid in the year by the Fund or the Unitholder is entitled in that year to enforce payment of the amount.

Income of a Unitholder from the Trust Units will generally be considered to be income from property and not business income, dividend income or income from production for purposes of the Tax Act. Any loss of the Fund for purposes of the Tax Act cannot be allocated to, and treated as a loss of, the Unitholders. The amount of income for purposes of the Tax Act allocable to a Unitholder by the Fund may not be the same as the amount of cash paid by the Fund to such Unitholder as a result of the deduction by the Fund for purposes of determining income pursuant to the Tax Act of certain non-cash expenses, and the non-deductibility or deferred deductibility for the same purpose of certain Fund expenditures.

Provided that appropriate designations are made by the Fund, all income derived from the Fund's net taxable capital gains and taxable dividends as is paid or payable to a Unitholder will retain its character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholders for purposes of the Tax Act.

Adjusted Cost Base of Trust Units

The cost to a Unitholder of Trust Units acquired pursuant to this Offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. Trust Units issued pursuant to a reinvestment of distributions will be considered acquired at a cost equal to the amount of the distribution. The cost of a Trust Unit will be averaged with the cost of all other Trust Units owned by a Unitholder to determine the adjusted cost base of each Trust Unit so owned. Amounts distributed by the Fund to a Unitholder

in respect of a Trust Unit will reduce the Unitholder's adjusted cost base respecting such Trust Unit to the extent that the amounts distributed are in excess of such Unitholder's share of the Fund's income for the purposes of the Tax Act computed prior to any deduction for amounts distributed to Unitholders. To the extent that the adjusted cost base to a Unitholder of a Trust Unit at the end of a taxation year would otherwise be less than zero, the negative amount will be treated as a capital gain from the disposition of such Trust Units, and the adjusted cost base will be adjusted to a nil amount.

Disposition of Trust Units

An actual or deemed disposition of Trust Units will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater than (or less than) the adjusted cost base to the holder of such Trust Units plus reasonable costs associated with the disposition.

Generally, one-half of any capital gain (a "**taxable capital gain**") realized by a Unitholder in a taxation year must be included in the Unitholder's income for purposes of the Tax Act for that year, and one-half of any capital loss (an "**allowable capital loss**") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act. Taxable capital gains realized by a Unitholder that is a "Canadian controlled private corporation" for the purposes of the Tax Act may give rise to a liability for certain refundable taxes.

Interest on Funds Borrowed to Acquire Trust Units

Reasonable amounts of interest paid or payable pursuant to a legal obligation by a Unitholder on borrowed money used to acquire Trust Units will generally be deductible in computing the Unitholder's income for the period during which the Unitholder holds the Trust Units. Interest on money borrowed to directly or indirectly make a contribution to an Exempt Plan is not deductible.

Eligibility for Exempt Plan Investment

Subject to the qualifications set out above under the heading "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS - Status of the Fund", the Trust Units at the date of issue will be qualified investments for Exempt Plans.

Redemption of Trust Units

Where the Fund distributes property (a "**Distributed Property**"), other than a Canadian or foreign resource property, as defined by the Tax Act (a "**Resource Property**"), including the Royalty, to a Unitholder on a redemption of Trust Units, the Unitholder will generally be considered to have disposed of its Trust Units for proceeds of disposition equal to the fair market value of the Distributed Property at that time (the "**Fair Market Value**"), less (a) the portion, if any, of such amount that is considered to be a payment to the Unitholder out of the income or capital gains of the Fund for the year (the Fair Market Value less such amount hereinafter referred to as the "**Adjusted Proceeds**"), and (b) the amount, if any, by which the Fair Market Value is greater than the cost amount of the Distributed Property to the Fund, determined for purposes of the Tax Act. If the Distributed Property is a Resource Property, the Unitholder will be considered to have disposed of its Trust Units for proceeds of disposition equal to the Adjusted Proceeds. The cost to a Unitholder of the Distributed Property will be equal to the Fair Market Value. Income earned from Distributed Property or Resource Property may not be treated in the same manner for income tax purposes as income earned from Trust Units and such property may not be a qualified investment for Exempt Plans.

LEGAL MATTERS

Legal matters in connection with the issuance of the Trust Units will be passed upon on behalf of Shiningbank by Gowling Lafleur Henderson LLP, Calgary, Alberta, and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

As at the date hereof, the partners and associates of each of Gowling Lafleur Henderson LLP and Macleod Dixon LLP as a group owned beneficially, directly or indirectly, less than one percent of the outstanding Trust Units. Richard W. Clark, a partner of Gowling Lafleur Henderson LLP, is a director of the Corporation.

As at the date hereof, the directors, officers and associates of each of Paddock Lindstrom & Associates Ltd., Sproule Associates Limited and Gilbert Laustsen Jung Associates Ltd. as a group owned beneficially, directly or indirectly, less than one percent of the outstanding Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Shiningbank are KPMG LLP, Chartered Accountants, 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

The registrar and transfer agent for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario. The Trustee of the Fund is Computershare Trust Company of Canada at its principal office in Calgary, Alberta.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENTS

Consent of KPMG LLP

To the Board of Directors of Shiningbank Energy Ltd. on behalf of Shiningbank Energy Income Fund

We have read the short form prospectus dated September •, 2005 relating to the qualification for distribution of 4,100,000 trust units of the Fund (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the Unitholders of Shiningbank Energy Income Fund on the consolidated balance sheets of the Fund as at December 31, 2004 and 2003 and the consolidated statements of earnings and Unitholders' equity and cash flow for the years then ended. Our report is dated March 1, 2005.

We also consent to the incorporation by reference in the above-mentioned Prospectus of our report to the directors of Birchill Resources Limited on the consolidated balance sheets of Birchill Resources Limited as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for each of the years then ended. Our report is dated February 20, 2004.

Calgary, Canada
September •, 2005

(signed) "•"
Chartered Accountants

Consent of PricewaterhouseCoopers LLP

We have read the short form prospectus dated September •, 2005 relating to the qualification for distribution of 4,100,000 trust units of the Fund (the "Prospectus"). We have complied with generally accepted standards for an auditors' involvement with offering documents.

We consent to the inclusion in the Prospectus of our report to the directors of EnCana Corporation on the schedule of revenues, royalties and operating expenses of the Clairmont Property for the years ended December 31, 2003 and 2002 and for the period ended December 22, 2004. Our report is dated March 7, 2005.

Calgary, Canada
September •, 2005

(signed) "•"
Chartered Accountants

Consent of Ernst & Young LLP

We have read the short form prospectus dated September •, 2005 relating to the qualification for distribution of 4,100,000 trust units of the Fund (the "Prospectus"). We have complied with generally accepted standards for an auditors' involvement with offering documents.

We consent to the inclusion in the Prospectus of our report to the shareholders of Blizzard Energy Inc. ("Blizzard") on the balance sheets of Blizzard as at December 31, 2004 and 2003 and the statements of earnings (loss) and deficit and cash flows for the years then ended. Our report is dated March 1, 2005.

Calgary, Canada
September •, 2005

(signed) "•"
Chartered Accountants

PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT

To the Board of Directors of Shiningbank Energy Ltd. on behalf of Shiningbank Energy Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of Shiningbank Energy Income Fund (the "Fund") as at June 30, 2005 and the unaudited pro forma consolidated statements of operations for the six months then ended and the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "Shiningbank" to the unaudited interim consolidated financial statements of the Fund as at June 30, 2005 and for the six months then ended and to the audited consolidated financial statements of the Fund for the year ended December 31, 2004, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned "Blizzard" to the unaudited interim consolidated financial statements of Blizzard Energy Inc. ("Blizzard") as at June 30, 2005 and for the six months then ended and to the audited consolidated financial statements of Blizzard for the year ended December 31, 2004, respectively, and found them to be in agreement.
3. Compared the figures in the column captioned "Clairmont Property" to the audited schedule of revenue, royalties and operating expenses associated with the Clairmont Property that Blizzard Energy Inc. acquired as of December 22, 2004 for the period from January 1, 2004 to December 22, 2004 and found them to be in agreement.
4. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) the basis for the determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
5. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the applicable columns captioned "Shiningbank", "Blizzard", "Birchill" and "Clairmont Property" as at June 30, 2005 and for the six months then ended and for the year ended December 31, 2004 and found the amounts in the column captioned "Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Chartered Accountants

Calgary, Canada
September •, 2005

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Balance Sheet
As at June 30, 2005

(unaudited) ($ thousands)	Shiningbank	Blizzard	Adjustments (note 2)		Pro Forma
ASSETS					
Current assets					
Accounts receivable	$ 43,974	$ 10,955	$ -		$ 54,929
Prepaid expenses	4,456	1,023	-		5,479
Inventory	-	1,458	-		1,458
	48,430	13,436	-		61,866
Petroleum and natural gas properties and equipment	765,219	187,116	93,123	(a)	1,045,458
	765,219	187,116	93,123		1,045,458
Goodwill	9,311	-	42,658	(a)	51,969
Other assets	889	-	-		889
	$ 823,849	$ 200,552	$ 135,781		$ 1,160,182
LIABILITIES AND UNITHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	$ 44,519	$ 19,230	$ (6,038)	(a)	$ 58,711
			1,000	(a)	
Bank loan	-	42,644	(42,644)	(a)	-
Trust Unit distributions payable	25,099	-	-		25,099
	69,618	61,874	(47,682)		83,810
Long term debt	207,432	-	46,600	(a)(c)	201,723
			42,644	(a)	
			(94,953)	(k)	
Future income taxes	37,814	7,529	43,271	(a)	88,614
Asset retirement obligation	26,696	4,652	(371)	(a)	30,977
Unitholders' equity					
Trust Units	713,718	-	177,816	(c)	986,487
			94,953	(k)	
Share capital	-	112,318	(112,318)	(a)	-
Exchangeable Shares	7,755	-	-		7,755
Contributed surplus	2,230	4,740	(4,740)	(a)	2,230
Accumulated earnings	341,673	9,439	(9,439)	(a)	341,673
Accumulated Trust Unit distributions	(583,087)	-	-		(583,087)
	482,289	126,497	146,272		755,058
	$ 823,849	$ 200,552	$ 135,781		$ 1,160,182

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Statement of Earnings
For the six months ended June 30, 2005

(unaudited) ($ thousands, except per Trust Unit amounts)	Shiningbank	Blizzard	Adjustments (note 2)		Pro Forma
Revenues					
Oil and natural gas sales	$ 163,361	$ 35,936	$ (4,375)	(b)	$ 194,922
Royalties	(35,604)	(5,586)	858	(b)	(40,332)
Other income	-	11	-		11
	127,757	30,361	(3,517)		154,601
Expenses					
Transportation	2,242	762	-		3,004
Operating	25,721	3,414	(917)	(b)	28,218
General and administrative	3,927	1,291	(991)	(h)	4,227
Interest on debt	3,775	776	(878)	(d)	3,673
Depletion, depreciation and accretion	60,004	10,292	6,485	(e)	76,781
Trust Unit incentive compensation	1,222	412	(412)	(c)	1,222
Internalization of management contract	736	-	-		736
	97,627	16,947	3,287		117,861
Earnings before taxes	30,130	13,414	(6,804)		36,740
Capital and large corporation taxes	226	-	282	(f)	508
Current taxes	-	139	(139)	(g)	-
Future income tax (recovery)	(3,252)	3,339	(1,052)	(g)	(965)
Net earnings (loss)	$ 33,156	$ 9,936	$ (5,895)		$ 37,197
Net earnings per Trust Unit					
Basic	$ 0.61				$ 0.55
Diluted	$ 0.60				$ 0.54

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Statement of Earnings
Year ended December 31, 2004

(unaudited) ($ thousands, except per Trust Unit amounts)	Shiningbank	Birchill (note 2)	Blizzard	Clairmont Property	Adjustments (note 2)		Pro Forma
Revenues							
Oil and natural gas sales	$ 307,514	$ 10,686	$ 18,977	$ 21,751	$ (7,688)	(b)	$ 351,240
Royalties	(63,930)	(4,276)	(2,240)	(5,206)	1,663	(b)	(73,989)
Other income	-	-	263	-	-		263
	243,584	6,410	17,000	16,545	(6,025)		277,514
Expenses							
Transportation	5,550	-	-	-	-		5,550
Operating	48,692	2,967	1,755	2,842	(1,558)	(b)	54,698
General and administrative	6,681	212	1,981	-	(1,381)	(h)	7,493
Interest on debt	6,159	(199)	183	-	(1,425)	(d)	4,718
Depletion, depreciation and accretion	118,547	3,271	6,592	-	22,402	(e)	150,812
Trust Unit incentive compensation	1,263	-	834	-	(834)	(c)	1,263
Internalization of management contract	3,511	-	-	-	-		3,511
	190,403	6,251	11,345	2,842	17,204		228,045
Earnings before taxes	53,181	159	5,655	13,703	(23,229)		49,469
Capital and large corporation taxes	574	-	-	-	489	(f)	1,063
Current taxes	-	110	163	-	(273)	(g)	-
Future income tax (recovery)	(86,199)	(82)	2,324	-	(3,663)	(g)	(87,620)
Net earnings (loss)	$ 138,806	$ 131	$ 3,168	$ 13,703	$ (19,782)		$ 136,026
Net earnings per Trust Unit							
Basic	$ 2.66						$ 2.09
Diluted	$ 2.61						$ 2.06

See accompanying notes to the pro forma consolidated financial statements

($ thousands, except per Trust Unit amounts)

1. **Basis of presentation:**

The accompanying unaudited pro forma consolidated financial statements (the "Pro Forma Statements") of Shiningbank Energy Income Fund ("Shiningbank") have been prepared by the management of Shiningbank, in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at June 30, 2005 and the unaudited pro forma consolidated statement of earnings for the six months ended June 30, 2005 have been prepared from the unaudited consolidated balance sheets and statements of earnings of Shiningbank and Blizzard Energy Inc. ("Blizzard").

The unaudited pro forma consolidated statement of earnings for the year ended December 31, 2004 has been prepared from the audited consolidated statements of earnings for Shiningbank and Blizzard and the audited schedule of revenue and expenses associated with the asset acquisition by Blizzard for the period from January 1, 2004 to December 22, 2004.

The unaudited pro forma consolidated financial statements have been prepared from information derived from and should be read in conjunction with the published audited consolidated financial statements of Shiningbank for the year ended December 31, 2004 and published unaudited financial statements of Shiningbank for the six months ended June 30, 2005.

In the opinion of management, these Pro Forma Statements include all material adjustments necessary for a fair presentation in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet gives effect to the transactions in note 2 as if they occurred on the balance sheet date while the pro forma consolidated statement of earnings gives effect to those transactions as if they had occurred at the beginning of the periods to which these statements relate.

The Pro Forma Statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results which may be obtained in the future, including operational and administrative efficiencies which would be expected to occur as a result of combining Shiningbank and Blizzard.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

2. **Pro forma assumptions and adjustments:**

The accounting policies used in preparing the Pro Forma Statements are in accordance with those disclosed in the consolidated financial statements of Shiningbank for the fiscal year ended December 31, 2004.

The Pro Forma Statements give effect to the following transactions and adjustments:

(a) The acquisition of Blizzard was accounted for using the purchase method of accounting. The following table shows the allocation of the purchase price to the net assets of Blizzard. The following is a preliminary calculation which is subject to change with regards to closing adjustments and other items.

(Unaudited)
($ thousands, except per Trust Unit amounts)

Fair Value of Shiningbank Trust Units issued	$	177,816
Cash consideration		46,600
Related fees and expenses		1,000
Cost of acquisition	$	225,416
Working capital deficiency	$	(42,400)
Future income taxes		(50,800)
Asset retirement obligation		(4,281)
Goodwill		42,657
Petroleum and natural gas properties and equipment		280,240
Total consideration	$	225,416

Included in the working capital deficiency is the estimated fair market value of the marketing contract assumed of $400,000.

(b) Prior to the closing of the Blizzard acquisition certain producing assets and undeveloped lands were transferred to Zenas Energy Corp. The revenues and expenses from these assets have been removed for the purposes of the pro forma statement of earnings.

(c) Completion of the proposed business combination whereby all issued and outstanding Blizzard Preferred A Shares were acquired by Shiningbank for consideration of 0.0777 of a Trust Unit and cash consideration of $0.4097 each. 8,837,792 Trust Units were issued, and a cash payment of $46.6 million was made.

(d) Interest is calculated at Shiningbank's average cost of borrowing on additional bank indebtedness arising from the acquisition of Blizzard.

(e) The provisions for depreciation, depletion and accretion are adjusted as a result of the increase in property, plant and equipment carrying costs recorded under the purchase method of accounting.

(f) Large corporation tax has been adjusted to reflect the impact of the change in debt, trust units, asset retirement obligation, and future income taxes.

(g) The future income tax liability and provision for income taxes have been adjusted to incorporate all pro forma adjustments.

(h) General and administrative expenses have been adjusted to reflect Shiningbank's estimate of incremental costs related to the Blizzard acquisition.

(i) The earnings per Trust Unit amounts were calculated using the weighted average number of Shiningbank Trust Units outstanding during the six months ended June 30, 2005 and the year ended December 31, 2004 had the equity issue noted in (c) occurred on January 1, 2005 and January 1, 2004, respectively. The basic weighted average number of Trust Units after giving effect to the issuance of equity was 67,652,359 (diluted – 68,329,665) for the six months ended June 30, 2005. The basic weighted average number of Trust Units after giving effect to the issuance of equity was 65,146,644 (diluted – 66,130,800) for the year ended December 31, 2004.

(j) On March 8, 2004 Shiningbank acquired Birchill Resources Limited. The pro forma consolidated statement of earnings for the year ended December 31, 2004 has been adjusted to include the effect of this acquisition as if it had occurred on January 1, 2004.

(k) Includes the issuance by Shiningbank, as anticipated under this Prospectus, of 4,100,000 Trust Units for net proceeds of $94,952,750 after deducting estimated underwriters fees and expenses of the issue of $5,292,250. The issue is expected to close on September 28, 2005.

BLIZZARD FINANCIAL STATEMENTS

Note: The audited schedule of revenues, royalties and operating expenses for the Clairmont Property have been provided as Blizzard Energy Inc. acquired the Clairmont Property on December 22, 2004 and, as such, while Blizzard Energy Inc.'s audited balance sheet for December 31, 2004 reflects such acquisition, Blizzard Energy Inc.'s audited statements of earnings (loss) and deficit and statements of cash flows for the year ended December 31, 2004 do not.

AUDITORS' REPORT

To the Shareholders of Blizzard Energy Inc.

We have audited the balance sheets of Blizzard Energy Inc. as at December 31, 2004 and 2003 and the statements of earnings (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "•"

CHARTERED ACCOUNTANTS

March 1, 2005
Calgary, Canada

Balance Sheets

Blizzard Energy Inc.

As at December 31,	2004	2003
(000s)	*($)*	*($)*
Assets *(notes 5 and 12)*		
Current		
Cash and cash equivalents	**--**	--
Accounts receivable	**12,695**	674
Prepaid expenses *(note 11)*	**302**	8,867
Inventory *(note 11)*	**7,253**	--
	20,250	9,541
Property and equipment *(notes 3, 4 and 12)*	**134,461**	39,703
Future income tax asset *(note 8)*	**--**	345
	154,711	49,589
Liabilities		
Current		
Accounts payable and accrued liabilities	**17,761**	912
Bank loan *(note 5)*	**12,099**	5,920
	29,860	6,832
Asset retirement obligations *(note 6)*	**4,494**	2,376
Future income tax liability *(note 8)*	**4,190**	--
Commitments *(note 12)*		
	38,544	9,208
Shareholders' equity		
Share capital *(note 7)*	**112,336**	40,554
Contributed surplus *(note 7)*	**4,328**	3,492
Deficit	**(497)**	(3,665)
	116,167	40,381
	154,711	49,589

See accompanying notes to the financial statements.

On behalf of the Board of Directors,

(signed)

FRANK J. GUIDOLIN
Director

(signed)

GEORGE W. WATSON
Director

Statements Of Earnings (Loss) And Deficit

Blizzard Energy Inc.

Years Ended December 31,	**2004**	2003
(000s, except per share amounts)	*($)*	*($)*
Revenue		
Production revenue	**18,977**	362
Royalties	**(2,240)**	(70)
	16,737	292
Other income	**263**	1
	17,000	293
Expenses		
Production	**1,755**	50
General and administrative *(note 9)*	**1,981**	374
Stock-based compensation *(note 7)*	**834**	3,492
Interest on bank loan	**183**	11
Accretion of asset retirement obligations *(note 6)*	**138**	--
Depletion and depreciation	**6,454**	103
	11,345	4,030
Earnings (loss) before income taxes	**5,655**	(3,737)
Income taxes *(note 8)*		
Current taxes (recovery)	**163**	(25)
Future income taxes (recovery)	**2,324**	(47)
	2,487	(72)
Net earnings (loss) for the year	**3,168**	(3,665)
Deficit, beginning of the year	**(3,665)**	--
Deficit, end of the year	**(497)**	(3,665)
Net earnings (loss) per share *(note 7)*		
Basic	**0.04**	(1.03)
Diluted	**0.04**	(1.03)

See accompanying notes to the financial statements.

Statements Of Cash Flows

Blizzard Energy Inc.

Years Ended December 31,	**2004**	2003
(000s)	*($)*	*($)*
Operating activities		
Net earnings (loss) for the year	**3,168**	(3,665)
Add (deduct) non-cash items		
Stock-based compensation *(note 7)*	**834**	3,492
Accretion of asset retirement obligations	**138**	--
Depletion and depreciation	**6,454**	103
Future income taxes (recovery)	**2,324**	(47)
Cash flow from (used in) operations	**12,918**	(117)
Net change in non-cash working capital *(note 10)*	**(2,952)**	349
	9,966	232
Investing activities		
Acquisition of oil and gas properties *(note 3)*	**(67,055)**	(36,922)
Disposition of oil and gas properties	**3,500**	--
Additions to property and equipment	**(35,676)**	(508)
Net change in non-cash working capital *(note 10)*	**9,092**	(8,978)
	(90,139)	(46,408)
Financing activities		
Increase in bank loan	**6,179**	5,920
Issue of common shares (net)	**73,994**	39,881
	80,173	45,801
Decrease in cash and cash equivalents	**--**	(375)
Cash and cash equivalents, beginning of year	**--**	375
Cash and cash equivalents, end of year	**--**	--

Supplemental disclosure of cash flow information *(note 10)*

See accompanying notes to the financial statements.

1. Nature of Operations

Blizzard Energy Inc. (the "Company" or "Blizzard") was incorporated with nominal share capital under the laws of the Province of Alberta on December 19, 2002 with the intent to develop and operate oil and natural gas properties primarily in Western Canada. From the date of incorporation to December 31, 2002, the only transaction was the issuance of share capital for cash. During 2003 and prior to the closing of the "Sousa Acquisition" on December 18, 2003, the Company's activities were limited to administrative and start-up expenses.

2. Summary of Significant Accounting Policies

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and a summary of accounting policies follows:

(a) Capitalized Costs

The Company follows the full cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized in a single cost centre. Such costs include lease acquisition, lease rentals on undeveloped properties, geological and geophysical, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Gains or losses are not recognized under the disposition of oil and gas properties unless such a disposition would result in a change in the depletion rate by 20% or more. Gains and losses are recognized upon the disposition of other assets.

(b) Depletion and Depreciation

All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs (net of salvage value), and estimated costs of future development of proved undeveloped reserves are depleted and depreciated using the unit-of-production method based on estimated gross proved reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, relative volumes of petroleum and natural gas production and reserves are converted to the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Costs of unproved properties are initially excluded from oil and gas properties for the purpose of calculating depletion. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

Computer and office furniture and equipment are depreciated on a straight- line basis over five years.

(c) Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset. The liability is carried on the balance sheet at its discounted present value and is subsequently adjusted for the passage of time, which is recognized as an operating expense in the statement of earnings (loss) on a basis consistent with depreciation and depletion of the underlying assets. The fair value of the obligation is periodically adjusted for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

2. Summary of Significant Accounting Policies (continued)

(d) Ceiling Test Limitations

The Company calculates its ceiling test by comparing the carrying value of property and equipment to the sum of undiscounted cash flows expected to result from the future production of proved reserves. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the cost of unproved properties. A risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess is recorded as an impairment charge in the statement of earnings (loss). Adoption of this guideline, effective January 1, 2004, had no effect on the Company's operating results for the years presented.

(e) Revenue Recognition

Oil and natural gas sales are recognized as revenue when the commodities are delivered to purchasers.

(f) Joint Interests

Certain of the Company's exploration, development and production activities are conducted jointly with others, and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

(g) Stock-Based Compensation

The Company has a stock-based compensation plan, which is described in note 7. Options issued are accounted for in accordance with the fair value method of accounting for stock-based compensation. The associated compensation expense is charged to earnings (loss) and corresponding increase in contributed surplus, based on an estimate of the fair value determined using a Black-Scholes option pricing model at the date of the grant. Consideration paid to the Company on the exercise of stock options is credited to share capital. At the time of exercise, the related amounts previously credited to contributed surplus are also transferred to share capital. Stock options issued to directors and employees are amortized into income over their vesting life, while stock options granted to consultants are recorded to earnings (loss) at the time of grant.

(h) Measurement Uncertainty

The amount recorded for depletion and depreciation of oil and gas properties, the provision for future asset retirement obligations and the ceiling test calculation are based on estimates of gross proved reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

(i) Per Share Information

Per share information is calculated using the treasury stock method. Under this method, the diluted weighted average number of common shares is calculated assuming that the proceeds from the exercise of outstanding and in-the-money options is used to purchase common shares at the estimated average market price.

(j) Flow-Through Common Shares

A portion of the Company's exploration and development activities are financed through proceeds received from the issue of flow-through shares or warrants. Under the terms of the flow-through issues, the tax attributes of the resource expenditures related to exploratory and development activities are renounced to the subscribers as incurred. To recognize the foregone tax benefits to the Company, the carrying value of the shares or warrants issued is reduced and the future income tax liability increased by the tax effect of the tax benefits renounced to subscribers. The foregone tax benefit is recognized at the time of the renouncement provided there is reasonable assurance that the expenditures will be incurred.

2. Summary of Significant Accounting Policies (continued)

(k) Future Income Taxes

The Company follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the carrying value and the tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

3. Acquisitions

On December 22, 2004, the Company acquired a number of producing properties in the Grande Prairie area of Alberta for cash consideration of $63,037,000.

On March 15, 2004 and August 5, 2004, the Company acquired the working interest of two different joint venture partners for cash consideration of $2,030,000 and $1,988,000, respectively, to increase its total working interest in the Sousa, Alberta unit to 100%.

The purchase price of these acquisitions were allocated to the assets and liabilities acquired as follows:

Year Ended December 31, 2004	Grande Prairie	Sousa	**Total**
(000s)	*($)*	*($)*	*($)*
Property and equipment	64,010	4,214	**68,224**
Asset retirement obligations	(973)	(196)	**(1,169)**
	63,037	4,018	**67,055**

On December 18, 2003, the Company acquired a natural gas property in the Sousa area of Alberta for cash consideration of $36,922,000. The purchase price was allocated to property and equipment for $39,298,000 and asset retirement obligations for $2,376,000.

4. Property and Equipment

Years Ended December 31,	**2004**			2003		
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
(000s)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*
Oil and gas properties	**140,712**	**6,521**	**134,191**	39,759	103	39,656
Office assets	**306**	**36**	**270**	47	--	47
	141,018	**6,557**	**134,461**	39,806	103	39,703

At December 31, 2004, oil and gas properties included $27,442,000 (2003 – $6,400,000) relating to undeveloped properties, which have been excluded from the depletion and depreciation calculation. Future development costs on proven undeveloped reserves of $21,836,000 (2003 – $10,263,000) are included in the determination of the asset base subject to depletion and depreciation in the calculation.

During the year ended December 31, 2004, the Company capitalized $949,000 (2003 – $33,991) in general and administrative costs related to exploration and development activities.

5. Bank Loan

The Company has a $50,000,000 extendible revolving term credit facility (#1) from a Canadian chartered bank, of which $12,099,000 was drawn on the facility at December 31, 2004 (December 31, 2003 – $5,920,000). This facility bears interest at the bank's prime rate (4.25% at December 31, 2004), payable monthly in arrears. The Company may also borrow by way of bankers' acceptances, which are subject to a stamping fee. In addition, the Company has a $10,000,000 credit facility (#2) from its bank, of which no amount was drawn at December 31, 2004 (December 31, 2003 – $nil). The credit on both facilities revolve until May 31, 2005 with annual extension periods available at the request of the borrower and subject to the bank's approval. These facilities are subject to an annual review and re-determination of the Company's borrowing base by the bank.

So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayment requirements. In the event the revolving period is not extended, the credit facility shall be converted to a term facility with a term not exceeding five years. Under the terms of the loan agreement, the Company is subject to certain financial and non-financial covenants.

Collateral pledged for the facility consists of a first floating charge demand debenture in the amount of $150,000,000 over all of the property of the Company.

6. Asset Retirement Obligations

The Company has recorded a liability for future site restoration and abandonment of $4,494,000 and $2,376,000 as at December 31, 2004 and December 31, 2003, respectively. No liabilities were settled in the current period, $138,000 of accretion expense was recognized for the year of 2004 (2003 – $nil) and a revision of $1,980,000 in estimated cash flows was recorded during the year of 2004 for new wells drilled or acquired and new facilities constructed or acquired. The total undiscounted amount of the estimated future cash requirements was $5,234,000 at December 31, 2004 and $3,654,000 at December 31, 2003. In both calculations, the future cash requirements were expected to occur at the end of the reserves useful life of ten years. The undiscounted estimate has been discounted to the present value of $4,494,000 at December 31, 2004 and $2,376,000 at December 31, 2003 using a credit adjusted risk-free rate of 7.0%.

Years Ended December 31,	**2004**	2003
(000s)	*($)*	*($)*
Obligation at beginning of year	**2,376**	--
Increase in obligation	**1,980**	2,376
Accretion	**138**	--
Obligation at end of year	**4,494**	2,376

7. Share Capital

(a) Authorized

Unlimited number of voting common shares, without par value.
Unlimited number of voting Class A common shares, without par value.
Unlimited number of preferred shares to be issued in series.

7. Share Capital (continued)

(b) Common Shares Issued

(000s)	Shares (#)	Amount ($)
Balance at December 31, 2002	375	217
Converted to Class A common shares	(375)	(217)
Balance at December 31, 2003	--	--
Conversion of Class A common shares to common shares	**59,875**	**40,511**
Issued for cash	**44,721**	**78,767**
Share issue costs	--	**(4,795)**
Tax benefit on share issue costs	--	**1,917**
Tax benefits renounced to shareholders	--	**(4,128)**
Exercise of warrants	**4,104**	**4**
Exercise of stock options	**75**	**60**
Balance at December 31, 2004	**108,775**	**112,336**

The 375,000 common shares issued in December 2002 were issued at $1.00 per share on a flow-through basis and recorded net of tax benefits renounced to the shareholders. These shares were converted to Class A common shares in December 2003.

On May 26, 2004, the Company issued 20,000,000 common shares at a price of $1.25 per common share for gross proceeds of $25,000,000 and net proceeds of $23,086,000, after share issue expenses. On June 16, 2004, under an over allotment option, the Company issued a further 3,000,000 common shares at a price of $1.25 per common share for gross proceeds of $3,750,000 and net proceeds of $3,525,000.

On December 21, 2004, the Company issued 18,000,000 common shares at a price of $2.20 per common share for gross proceeds of $39,600,000 (net proceeds of $37,498,000, after share issue expenses) and 3,720,500 flow-through common shares at $2.80 per common share for gross proceeds of $10,417,400 (net proceeds of $9,863,000 after share issue expenses).

(c) Class A Common Shares Issued

(000s)	Shares (#)	Amount ($)
Balance at December 31, 2002	--	--
Flow-through shares issued for cash	250	250
Tax benefits renounced to shareholders	--	(102)
Issued for cash	59,250	41,001
Share issue costs	--	(1,370)
Tax benefits on share issue costs	--	558
Conversion of common shares	375	217
Balance at December 31, 2003	59,875	40,554
Share issue costs	--	**(43)**
Conversion to common shares	**(59,875)**	**(40,511)**
Balance at December 31, 2004	--	--

7. Share Capital (continued)

(c) Class A Common Shares Issued (continued)

During the year ended December 31, 2003, the Company issued 250,000 flow-through shares at a price of a $1.00 per Class A common share and renounced $250,000 of expenditures, the tax effect of which is $102,000 was recorded as an adjustment to share capital. On December 16, 2003, the Company issued 51,250,000 Class A common shares at a price of $0.80 per share for gross proceeds of $41,000,000 and net proceeds of $39,630,000, after share issue expenses. Share capital at December 31, 2003 included 8,000,000 Class A common shares (subsequently converted to common shares) that were issued at a price of $0.0001 per share to founders. The Company had no business assets at the date of issue. Of the 8,000,000 Class A common shares issued, 1,400,000 were being held in trust for employees and directors of the Company. 696,000 of the shares have been released from trust to date, with the balance being released as to one-half of the remainder on each of December 18, 2005 and December 18, 2006.

The fair value of these shares was $1,120,000 based on the market value of the Class A common shares at the date of closing the "Sousa Acquisition." The Company has recorded $280,000 in the statement of earnings for the year ended December 31, 2004 as additional compensation expense related to these shares with a corresponding increase to contributed surplus. An amount of $292,000 was recorded in 2003, leaving a remainder of $548,000 to be recorded as additional expense over the next 24 months from December 31, 2004.

(d) Performance Warrants

The management, employees and directors of the Company have the right to purchase additional common shares of the Company at a purchase price of $0.001 per share through the granting of performance warrants. On December 16, 2003, 2,500,000 Series A performance warrants and 2,000,000 Series B performance warrants were issued for no consideration.

As at December 31, 2004, 4,104,000 of the performance warrants had been exercised. The remaining 220,000 Series A warrants and 176,000 Series B warrants (collectively "the Employee Warrants") may be exercised by the security holder as to one-half on each of December 16, 2005 and May 31, 2006. An additional 220,000 Series A performance warrants and 176,000 Series B performance warrants have been issued to the founders and may be exercised only if a corresponding number of Employee Warrants are cancelled.

The Company has determined the fair value of the performance warrants at the date of issuance to be $3,600,000 being the difference between the exercise price and the estimated market value of the Class A common shares at the date of grant. The Company recognized $200,000 as stock-based compensation expense in the statement of earnings for the year ended December 31, 2004 with a corresponding increase to contributed surplus. With $3,111,000 being recognized in 2003, $289,000 remains to be recorded as additional expense over the next 18 months.

(e) Stock Options

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding common shares. Vesting of options and exercise prices are set by the board of directors at the time of grant. The dates on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. In connection with this plan, the Company has reserved 4,532,000 common shares for future issuance. The Company has issued stock options to acquire common shares through its stock option plan of which the following were outstanding at December 31, 2004:

7. Share Capital (continued)

(e) Stock Options (continued)

	Options Outstanding	Weighted Average Exercise Price
	(#000s)	*($)*
Outstanding at January 1, 2003	--	–
Granted December 16, 2003	2,610	0.80
Outstanding at December 31, 2003	2,610	0.80
Granted March 22, 2004	**372**	**0.80**
Granted June 1, 2004	**30**	**1.25**
Cancelled June 24, 2004	**(225)**	**0.80**
Granted August 18, 2004	**700**	**1.67**
Granted November 8, 2004	**50**	**2.35**
Granted December 8, 2004	**1,070**	**2.20**
Exercised	**(75)**	**0.80**
Outstanding at December 31, 2004	**4,532**	**1.28**
Options exercisable at December 31, 2004	**2,111**	**1.06**

Of the stock option grants awarded on December 16, 2003, 800,000 were issued to directors and were fully vested on the date of the grant. The balance of the options were issued to employees, which vest as to one-quarter on the date of the grant and one-quarter for each of the first three anniversary dates from the date of the grant. All of the outstanding options expire in five years, and the weighted average remaining contractual life at December 31, 2004 was 52 months.

The fair value of common share options granted to date was estimated to be $1,351,000 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

Years Ended December 31,	**2004**	2003
Risk free interest rate *(%)*	**3.00**	3.00
Expected life *(years)*	**3.00**	3.00
Expected volatility *(%)*	**32.00**	2.00
Expected dividend yield *(%)*	**0.00**	0.00

The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis, $89,000 of this expense was recognized as stock-based compensation expense in 2003 with $354,000 for the year ended December 31, 2004 each with a corresponding increase to contributed surplus.

(f) Per Share Amounts

The net earnings (loss) per common share and diluted net earnings (loss) per common share were calculated using the weighted average number of shares outstanding of 76,138,545 and 78,196,036, respectively, for the year ended December 31, 2004. The weighted average number of shares was 375,000 for the year ended December 31, 2003.

8. Income Taxes

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to earnings (loss) before income taxes. These differences are explained as follows:

Years Ended December 31,	**2004**	2003
(000s)	*($)*	*($)*
Earnings (loss) before income taxes	**5,655**	(3,737)
Statutory income tax rate *(%)*	**39.63**	40.74
Expected income tax expense (recovery)	**2,241**	(1,522)
Increase (decrease) in income taxes from:		
Non-deductible crown charges	**770**	13
Resource allowance	**(1,029)**	7
Non-deductible stock-based compensation costs	**330**	1,423
Other	**175**	7
Future and current income tax expense (recovery)	**2,487**	(72)

The net future income tax asset (liability) is comprised of:

Years Ended December 31,	**2004**	2003
(000s)	*($)*	*($)*
Differences between tax base and reported amounts for depreciable assets	**(2,318)**	45
Resource allowance and crown lease rentals rate reductions	**--**	(1)
Provision for asset retirement obligations	**41**	3
Tax benefits renounced on flow-through shares	**(4,388)**	(260)
Tax benefits on share issue expenses	**2,475**	558
	(4,190)	345

The Company had unused resource tax pool balances of approximately $130,000,000 at December 31, 2004, which are available for reducing future income taxes.

9. Related Party Transactions

A director of the Company is a partner of a law firm that was paid $97,000 for legal services for the year ended December 31, 2004 (2003 – $250,000). The fees charged were based on standard rates and time spent on Company matters.

Of the 8,000,000 common shares issued to founders as described in note 7(c) herein, 1,400,000 were being held in trust by a trustee for directors and employees at December 31, 2003. Over the course of the year 2004, 696,000 of the shares held in trust were released. The balance will be released in two equal amounts on each of December 18, 2005 and 2006. If any of the directors or employees leave the Company before the applicable release date, the unvested shares will become the property of the founding shareholders.

10. Cash Flow Information

Cash was provided or (used) for changes in non-cash working capital as follows:

Years Ended December 31,	2004	2003
(000s)	*($)*	*($)*
Accounts receivable	**(12,021)**	(674)
Prepaid expenses	**8,565**	(8,867)
Inventory	**(7,253)**	--
Accounts payable and accrued liabilities	**16,849**	912
Net change	**6,140**	(8,629)
Net change by activity		
Operating	**(2,952)**	349
Investing	**9,092**	(8,978)
Net change	**6,140**	(8,629)

The following shows the actual cash amount paid:

Years Ended December 31,	2004	2003
(000s)	*($)*	*($)*
Cash interest paid	**183**	3
Cash taxes paid	**4**	--

11. Prepaid Expenses and Inventory

Prepaid expenses at December 31, 2003 included an advance of $8,727,000 to a contract operator for the winter drilling program that was completed in the first quarter of 2004. Inventory at December 31, 2004 included pipeline and facility equipment in the amount of $7,253,000, purchased for the upcoming winter drilling program.

12. Commitments

The Company has a drilling commitment with a senior oil and gas producer to spend $16,000,000 after December 31, 2004, but before April 30, 2005. Collateral pledged as security for the commitment consists of a $16,000,000 fixed and floating charge debenture over certain of the Company's oil and gas properties, which is subordinated to the Company's bank.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 7, 2005

Auditors' Report

To the Directors of
EnCana Corporation

At the request of EnCana Corporation, we have audited the Schedule of Revenues, Royalties and Expenses for the years ended December 31, 2003 and 2002 and the period ended December 22, 2004 for the Clairmont Property that Blizzard Energy Inc. acquired as of December 22, 2004. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the Schedule of Revenues, Royalties and Operating Expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Clairmont Property for each of the years ended December 31, 2003 and 2002 and the period ended December 22, 2004 in accordance with basis of accounting disclosed in note 1.

PRICEWATERHOUSECOOPERS LLP

(signed) "•"

Chartered Accountants

Calgary, Alberta

Clairmont Property

Schedule of Revenues, Royalties and Operating Expenses

Years Ended December 31, 2003 and 2002
And the Period Ended December 22, 2004
($ thousands)

Clairmont Property
Schedule of Revenue, Royalties and Operating Expenses

($ thousands)

	Period Ended December 22,	Year Ended December 31,	
	2004	**2003**	**2002**
Revenues	$ 21,751	$ 21,252	$ 20,798
Royalties	5,206	5,329	4,796
	16,545	15,923	16,002
Operating Expenses	2,842	2,155	1,113
Excess of revenues over operating expenses	$ 13,703	$ 13,768	$ 14,889

See accompanying Notes to Schedules

Notes to Schedule of Revenues, Royalties and Operating Expenses
For the Years Ended December 31, 2003 and 2002
And the Period Ended December 22, 2004

1. **Basis of presentation**

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Clairmont property ("the Property") that Blizzard Energy Inc. acquired as of December 22, 2004. The results have been compiled on an activity month basis.

The Schedule of Revenues, Royalties and Operating Expenses for the Property does not include any provision for the depletion, depreciation and amortization, asset retirement costs, future capital costs, impairment of unevaluated properties, administrative costs and income taxes for the Property as these amounts are based on the consolidated operations of the vendor of which the Property forms only a part

2. **Significant accounting policies**

(A) Joint Venture Operations

Substantially all of the Property is operated through joint ventures therefore the schedule reflects only the vendor's proportionate interest.

(B) Revenue Recognition

Revenues are recorded net of related transportation costs when the product is delivered. Gas revenues are recorded based on AECO reference pricing used for sales between operating divisions of EnCana Corporation and do not reflect ultimate marketing related activities. Oil revenues are recorded based on blended prices established between operating divisions of EnCana Corporation for similar quality product delivered to a common carrier.

(C) Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Crown royalties for natural gas are based on the Alberta Government posted reference prices. Crown royalties for crude oil are taken in kind by the Alberta Petroleum Marketing Commission.

(D) Operating Expenses

Operating expenses include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

SCHEDULE A – INFORMATION CONCERNING BLIZZARD

INFORMATION CONCERNING BLIZZARD

Blizzard Energy Inc. ("**Blizzard**") was engaged in the exploration for, and the development and production of, natural gas and crude oil in the Western Canadian Sedimentary Basin in Alberta and in the Greater Sierra area of northeastern British Columbia.

Pursuant to a plan of arrangement involving Shiningbank Energy Income Fund (the "**Fund**"), Shiningbank Energy Ltd. (the "**Corporation**"), Zenas Energy Corp. ("**Zenas**"), Zenas Finance Corp. and the securityholders of Zenas and Zenas Finance Corp. (the "**Arrangement**"), certain of Blizzard's producing assets and undeveloped lands were transferred to Zenas, and Blizzard became a wholly-owned subsidiary of the Corporation. Effective August 2, 2005, the Corporation amalgamated with Outlook Energy Corp. and Blizzard and continued under the name Shiningbank Energy Ltd.

In this schedule, references to Blizzard's properties, reserves, landholdings and historical production exclude the assets transferred to Zenas pursuant to the Arrangement.

RESERVES AND OTHER INFORMATION

The following is a description of Blizzard's principal oil and natural gas properties as of December 31, 2004. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2004. Reserve amounts are stated before the deduction of royalties as at December 31, 2004, based on forecast cost and price assumptions as evaluated in the report prepared by Gilbert Laustsen Jung Associates Ltd. ("**GLJ**") evaluating the crude oil, natural gas and NGL reserves of Blizzard having a preparation date of February 28, 2005 and an effective date of December 31, 2004 (the "**Blizzard Engineering Report**"). At Shiningbank's request, GLJ updated this report on September 8, 2005 to remove the assets transferred to Zenas pursuant to the Arrangement.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Properties

Sousa, Alberta

At December 31, 2004, Blizzard had an average 83% working interest in 105 gross (87.34 net) producing gas wells in the Sousa area. Almost all of the gas is processed at company owned facilities. In addition, 97 gross (97 net) gas wells were drilled in the Sousa area in the first quarter of 2005 with all new wells being brought on production in April 2005. In addition, Sousa currently has a significant portion of undeveloped land consisting of 164,816 gross (148,404 net) acres available for future development.

Due to this area being winter access only, no further development activity is planned until 2006.

Grande Prairie, Alberta

At December 31, 2004, Blizzard had an average 72% working interest in 30 gross (21.2 net) producing gas wells and four gross (3.3 net) producing oil wells in the Grande Prairie area. All production is processed at third party owned and operated facilities. In addition, five gross (1.5 net) gas wells that were drilled in 2004 are standing and awaiting tie-in.

During the six months ended June 30, 2005, an additional five gross (1.8 net) gas wells were drilled and are awaiting tie-in, and two gross (1.0 net) gas wells were re-completed and are on production. In total, at June 30, 2005, there were 10 gross (3.3 net) gas wells awaiting completion and tie-in. The majority of these will be on-stream in the third quarter with the start-up of third party operated compression facilities.

Additional drilling and re-completion opportunities are scheduled through the remainder of 2005.

Reserves Data

The reserves data set forth below (the "**Reserves Data**") is based upon the Blizzard Engineering Report. The Blizzard Engineering Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook and the reserves definitions contained in Canadian Securities Administrators' National Instrument 51-101 ("**NI 51-101**") and the Canadian Oil and Gas Evaluation Handbook. The Reserves Data summarizes the oil, natural gas and NGL reserves of Blizzard and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of NI 51-101. Blizzard engaged GLJ to provide an evaluation of the Proved Reserves and Proved plus Probable Reserves of Blizzard and the Corporation had GLJ assist in the update of such information after removing the assets transferred to Zenas pursuant to the Arrangement. No attempt was made to evaluate possible reserves.

All evaluations of future net revenue are stated after the deduction of future income tax expenses (unless otherwise noted in the tables), royalties, development costs, production costs and well abandonment costs, but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of Blizzard's reserves. There is no assurance that the forecast price and cost assumptions contained in the Blizzard Engineering Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to the following tables. The recovery and reserves estimates on Blizzard's properties herein are estimates only. The actual reserves on Blizzard's properties may be greater or less than those calculated.

Disclosure provided in this Schedule in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
CONSTANT PRICES AND COSTS

	Reserves							
	Light and Medium Oil		Heavy Oil		Natural Gas		NGL	
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)
Proved								
Developed Producing	49	45	-	-	29,890	24,750	376	256
Developed Non-Producing	62	58	-	-	2,817	2,212	87	60
Undeveloped	-	-	-	-	10,266	8,961	-	-
Total Proved	110	103	-	-	42,973	35,922	464	316
Probable	61	58	-	-	30,569	25,982	184	126
Total Proved plus Probable	172	162	-	-	73,543	61,904	648	441

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)[1]					After Income Taxes Discounted at (%/year)				
Reserves Category	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved										
Developed Producing	143	116	98	85	75	127	103	87	75	67
Developed Non-Producing	15	14	12	11	10	10	9	7	6	5
Undeveloped	23	17	12	9	7	15	10	7	5	3
Total Proved	182	147	123	105	92	152	122	101	86	75
Probable	127	84	61	46	36	86	55	39	29	22
Total Proved plus Probable	308	231	183	151	128	238	177	140	115	97

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004

CONSTANT PRICES AND COSTS

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved Reserves	311	43	57	25	4	182	30	152
Proved plus Probable Reserves ...	522	69	97	42	5	308	71	238

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004

CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves................	Light and Medium Crude Oil (including solution gas and other by-products).......................	-
	Heavy Oil (including solution gas and other by-products)...	-
	Natural Gas (including by-products but excluding solution gas from oil wells).....................	120
Proved plus Probable Reserves............................	Light and Medium Crude Oil (including solution gas and other by-products).......................	-
	Heavy Oil (including solution gas and other by-products)...	-
	Natural Gas (including by-products by excluding solution gas from oil wells)......................	180

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004

FORECAST PRICES AND COSTS

	Reserves							
	Light and Medium Oil		Heavy Oil		Natural Gas		NGL	
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)
Proved								
Developed Producing	44	40	-	-	29,668	24,546	369	253
Developed Non-Producing	60	57	-	-	2,788	2,185	86	59
Undeveloped.....................................	-	-	-	-	10,266	8,961	-	-
Total Proved	104	98	-	-	42,722	35,691	456	312
Probable	60	57	-	-	30,403	25,825	180	123
Total Proved plus Probable	165	155	-	-	73,125	61,516	635	435

Reserves Category	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved										
Developed Producing..................	125	103	87	76	68	114	94	80	70	62
Developed Non-Producing..........	13	12	11	10	9	9	7	6	5	4
Undeveloped	17	12	8	6	4	11	7	5	3	-
Total Proved.......................................	155	126	107	92	81	134	108	91	78	68
Probable	109	73	52	39	31	74	48	33	24	19
Total Proved plus Probable	264	199	159	132	112	208	156	124	102	87

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of December 31, 2004

FORECAST PRICES AND COSTS

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved Reserves	287	39	62	26	5	155	21	134
Proved plus Probable Reserves............	490	63	112	43	8	264	56	208

FUTURE NET REVENUE BY PRODUCTION GROUP as of December 31, 2004

FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves................	Light and Medium Crude Oil (including solution gas and other by-products)	-
	Heavy Oil (including solution gas and other by-products)..	-
	Natural Gas (including by-products but excluding solution gas from oil wells)............................	104
Proved plus Probable Reserves............................	Light and Medium Crude Oil (including solution gas and other by-products)	-
	Heavy Oil (including solution gas and other by-products)..	-
	Natural Gas (including by-products by excluding solution gas from oil wells)............................	156

Notes:

(1) Columns may not add due to rounding.

(2) "**Gross**" or "**gross**" means:

(a) in relation to Blizzard's interest in production or reserves, Blizzard's gross reserves, which are its working interest (operating or non-operating) share before deduction of royalties and without including any of Blizzard's royalty interests;

(b) in relation to wells, the total number of wells in which Blizzard has an interest; and

(c) in relation to properties, the total area of properties in which Blizzard has an interest;

"**Net**" or "**net**" means:

(a) in relation to Blizzard's interest in production or reserves, Blizzard's working interest (operating or non-operating) share after deduction of royalty obligations, plus Blizzard's royalty interests in production or reserves;

(b) in relation to Blizzard's interest in wells, the number of wells obtained by aggregating Blizzard's working interest in each of its gross wells; and

(c) in relation to Blizzard's interest in a property, the total area in which Blizzard has an interest multiplied by the working interest owned by Blizzard;

"**reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved plus Probable Reserves**" means the aggregate of Proved Reserves and Probable Reserves, before deduction of royalties.

"**Proved Reserves**" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"**Probable Reserves**" are those additional reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"**Developed Reserves**" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing Reserves**" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the Blizzard Engineering Report, operating costs are assumed to escalate at 2% per annum. Oil and natural gas base case prices as forecast by GLJ effective January 1, 2005 are as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of January 1, 2005

FORECAST PRICES AND COSTS
Natural Gas Price Forecast

		Alberta Plant Gate							
		Spot							
Year	AECO-C Spot Then Current ($/MMbtu)	Then Constant 2005 ($/MMbtu)	Then Current ($/MMbtu)	ARP ($/MMbtu)	Aggregator ($/MMbtu)	Alliance ($/MMbtu)	Inflation Rates (%/year)	Exchange Rate ($US/$CDN)
Historical								
2001	6.21	6.66	6.07	5.41	5.30	5.61	2.60	0.646
2002	4.04	4.15	3.88	3.88	3.83	3.82	2.22	0.637
2003	6.66	6.80	6.49	6.13	5.89	6.69	2.80	0.721
2004 (c)	6.88	6.81	6.69	6.33	6.19	6.45	1.90	0.769
2005 Q1	6.60	6.35	6.35	6.35	6.25	6.15	2.00	0.820
2005 Q2	6.30	6.10	6.10	6.05	5.95	5.95	2.00	0.820
2005 Q3	6.50	6.25	6.25	6.25	6.15	6.10	2.00	0.820
2005 Q4	6.90	6.65	6.65	6.60	6.50	6.60	2.00	0.820
2005 Full Year	6.60	6.35	6.35	6.30	6.20	6.20	2.00	0.820
2006	6.35	6.00	6.10	6.10	6.00	6.00	2.00	0.820
2007	6.15	5.65	5.90	5.90	5.90	5.80	2.00	0.820
2008	6.00	5.40	5.75	5.75	5.75	5.50	2.00	0.820
2009	6.00	5.30	5.75	5.75	5.75	5.50	2.00	0.820
2010	6.00	5.20	5.75	5.75	5.75	5.50	2.00	0.820
2011	6.00	5.10	5.75	5.75	5.75	5.50	2.00	0.820
2012	6.00	5.00	5.75	5.75	5.75	5.50	2.00	0.820
2013	6.10	5.00	5.85	5.85	5.85	5.60	2.00	0.820
2014	6.20	4.95	5.95	5.95	5.95	5.80	2.00	0.820
2015	6.30	4.95	6.05	6.05	6.05	5.90	2.00	0.820
2016+	+2.0%/yr	4.95	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.00	0.820

Crude Oil and NGL Price Forecast

Year	WTI Crude Oil at Cushing Oklahoma		Crude Oil (40° API, 0.3% S) at Edmonton		Alberta NGL (Then Current Dollars)			Inflation Rates %/year	Exchange Rate ($US/$CDN)
	Constant 2005 ($US/bbl)	*Then* Current ($US/bbl)	*Constant* 2005 ($/bbl)	*Then* Current ($/bbl)	*Edmonton* Propane ($/bbl)	Edmonton Butane ($/bbl)	Edmonton Pentanes Plus ($/bbl)		
Historical									
2001	28.51	25.97	43.26	39.40	31.85	31.17	42.48	2.60	0.646
2002	27.91	26.08	43.16	40.33	21.39	27.08	40.73	2.22	0.637
2003	32.53	31.07	45.71	43.66	32.14	34.36	44.23	2.80	0.721
2004 (e)	42.15	41.38	53.95	52.96	35.09	40.49	54.07	1.90	0.769
Forecast									
2005 Q1	43.25	43.25	52.00	52.00	33.25	38.50	52.50	2.00	0.820
2005 Q2	42.25	42.25	50.50	50.50	32.25	37.25	51.00	2.00	0.820
2005 Q3	41.50	41.50	49.75	49.75	31.75	36.75	50.25	2.00	0.820
2005 Q4	41.00	41.00	49.00	49.00	31.25	36.25	49.50	2.00	0.820
2005 Full Year	42.00	42.00	50.25	50.25	32.25	37.25	50.75	2.00	0.820
2006	39.25	40.00	46.75	47.75	30.50	35.25	48.25	2.00	0.820
2007	36.50	38.00	43.75	45.50	29.00	33.75	46.00	2.00	0.820
2008	34.00	36.00	40.75	43.25	27.75	32.00	43.75	2.00	0.820
2009	31.50	34.00	37.75	40.75	26.00	30.25	41.25	2.00	0.820
2010	30.00	33.00	35.75	39.50	25.25	29.25	40.00	2.00	0.820
2011	29.25	33.00	35.00	39.50	25.25	29.25	40.00	2.00	0.820
2012	28.75	33.00	34.50	39.50	25.25	29.25	40.00	2.00	0.820
2013	28.50	33.50	34.25	40.00	25.50	29.50	40.50	2.00	0.820
2014	28.50	34.00	34.00	40.75	26.00	30.25	41.25	2.00	0.820
2015	28.25	34.50	33.75	41.25	26.50	30.50	41.75	2.00	0.820
2016+	28.25	+2.0%/yr	33.75	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.00	0.820

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004

CONSTANT PRICES AND COSTS

Year	Oil			Natural Gas	
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40^0 API ($Cdn/bbl)	Cromer Medium 29.3^0 API ($Cdn/bbl)	AECO Gas Price ($Cdn/MMbtu)	Exchange Rate ($US/$CDN)
Historical (Year End)					
2001	25.97	39.40	31.56	6.21	0.6448
2002	26.08	40.33	35.48	4.04	0.6376
2003	31.07	43.66	37.55	6.66	0.7213
2004 (Year End)	43.45	46.54	32.12	6.79	0.8308

(4) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Blizzard Engineering Report. Product prices were not escalated beyond December 31, 2004. In addition, operating and capital costs have not been increased on an inflationary basis.

(5) Effective on January 1, 1995, the ARTC rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $100/m^3$ to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $210/m^3$.

(6) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The oil and natural gas reserve calculations and any projections upon which the Blizzard Engineering Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities and lease reclamation costs have not been included in the Blizzard Engineering Report (well abandonment costs associated with existing and future reserves wells have been included).

(7) The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	Light and Medium Oil			NGL			Associated and Non-Associated Gas		
Factors	Net Proved (mbbls)	Net Probable (mbbls)	Net Proved plus Probable (mbbls)	Net Proved (mbbls)	Net Probable (mbbls)	Net Proved plus Probable (mbbls)	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved plus Probable (mmcf)
December 31, 2003	-	-	-	-	-	-	23,148	8,448	31,596
Extensions	69	48	117	163	25	188	9,495	18,372	27,867
Improved Recovery	-	-	-	-	-	-	5,748	(2,012)	3,736
Technical Revisions	-	-	-	50	59	(8)	(4,525)	(1,710)	(6,234)
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	31	9	40	101	157	258	4,259	2,744	7,003
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(2)	-	(2)	(2)	-	(2)	(2,435)	-	(2,452)
December 31, 2004	98	57	155	312	123	435	35,691	25,825	61,516

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED AT 10% PER YEAR

PROVED RESERVES

CONSTANT PRICES AND COSTS

	2004	
Period and Factor	Before Tax (M$)	After Tax (M$)
Estimated Future Net Revenue at Beginning of Year	47,501	37,875
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties[1]	(15,245)	(15,245)
Net Change in Prices, Production Costs and Royalties Related to Future Production[2]	17,941	17,941
Changes in Previously Estimated Development Costs Incurred During the Period[3]	21,556	21,556
Changes in Estimated Future Development Costs[4]	(11,840)	(11,840)
Extensions and Improved Recovery[5]	53,078	53,078
Discoveries[5]	-	-
Acquisitions of Reserves[5]	16,289	16,289
Dispositions of Reserves[5]	-	-
Net Change Resulting from Revisions in Quantity Estimates	(10,830)	(10,830)
Accretion of Discount[6]	4,750	4,750
Net Change in Income Taxes[7]	-	(11,764)
All Other Changes[8]	(680)	(680)
Estimated Future Net Revenue at End of Year	122,520	101,130

Notes:

(1) Blizzard actual before income taxes, excluding general and administrative expenses.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4) The change in forecast development costs.

(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of the period net present value.

(7) The difference between forecast income taxes at the beginning of the period and the actual taxes for the period plus forecast income taxes at the end of the period.

(8) Includes changes due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2004 versus forecast, etc.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Based on the evaluation carried out by GLJ and reflected in the Blizzard Engineering Report, 10,266 mmcf of natural gas was attributed to Proved Undeveloped Reserves and 30,403 mmcf of natural gas was attributed to Probable Undeveloped Reserves for the year ended December 31, 2004, using forecast prices and costs. As at December 31, 2004, approximately 71% of Blizzard's Probable Undeveloped Reserves were attributable to the Sousa property.

Significant Factors or Uncertainties

For details of significant economic factors or uncertainties affecting the reserves data generally, see "*Risk Factors*" in the Renewal Annual Information Form of the Fund for the year ended December 31, 2004 dated March 21, 2005.

Future Development Costs

The following table details the development costs deducted in the estimation of future net revenue attributable to the reserves categories noted below, calculated using no discount and a 10% discount:

	Constant Prices and Costs (M$)	Forecast Prices and Costs (M$)	
Year	**Proved Reserves**	**Proved Reserves**	**Proved Plus Probable Reserves**
2005	22.6	22.6	27.8
2006	2.8	2.9	14.7
2007	-	-	-
2008	-	-	-
2009	-	-	-
Remainder	-	-	-
Total (Undiscounted)	25.5	25.6	42.6
Total (Discounted at 10%)	24.0	24.1	39.3

Future development costs will be funded from a combination of cash flow, debt and new equity.

Other Oil and Gas Information

Landholdings

Blizzard's developed and undeveloped landholdings as at June 30, 2005 are set forth in the following table:

	Undeveloped (acres)		Developed (acres)		Total (acres)	
Location	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Alberta	262,608	228,980	67,902	51,335	330,510	280,315
Total	262,608	228,980	67,902	51,335	330,510	280,315

Oil and Natural Gas Wells

The following table summarizes Blizzard's interest as at December 31, 2004 and June 30, 2005 in wells that are currently producing or which Shiningbank considers to be capable of production:

December 31, 2004

	Producing Wells				Shut-in Wells[(1)(2)]			
	Oil		Natural Gas		Oil		Natural Gas	
Location	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Alberta	4	3.3	133	109.1	3	1.3	99	82.1
Total	4	3.3	133	109.1	3	1.3	99	82.1

June 30, 2005

	Producing Wells				Shut-in Wells[(1)]			
	Oil		Natural Gas		Oil		Natural Gas	
Location	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Alberta	5	3.6	249	210.9	2	1.0	78	63.2
Total	5	3.6	249	210.9	2	1.0	78	63.2

Notes:

(1) "Shut-in Wells" refers to wells that have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells are located no further than five kilometres from existing pipelines.

(2) Includes 24 gross (24 net) natural gas wells that were tied-in in the first quarter of 2005.

Properties with No Attributed Reserves

As at June 30, 2005, Blizzard had an interest in 262,608 gross (228,980 net) acres in Alberta to which no reserves have been attributed. Approximately 79% of Blizzard's gross land holdings as at such date were considered undeveloped. Approximately 63,744 gross and net acres or 24% of this undeveloped land is considered non-prospective and will be permitted to expire in 2005.

Abandonment & Reclamation Costs

Abandonment costs for existing and future reserves wells have been estimated by GLJ based on data specific to Blizzard's operating areas as provided by the AEUB. Reclamation costs for leases were estimated by Blizzard based on historical average costs as provided by the AEUB. This data and the procedures used for calculating abandonment liabilities is consistent with those endorsed by the AEUB using their "Licensee Liability Rating System".

The undiscounted abandonment liability, net of estimated salvage value, in respect of Blizzard's total Proved Reserves, as estimated in the Blizzard Engineering Report, is $5.4 million ($2.0 million at a 10% discount rate) using constant prices and costs. The expected undiscounted cost over the next three years is $70,000. The total liability in respect of Blizzard's total Proved Reserves represents cost estimates in respect of 207 net wells.

Costs Incurred

The following table outlines the costs incurred by Blizzard during the financial year ended December 31, 2004 for acquisitions, dispositions and capital expenditures:

Nature of Cost	**Year Ended December 31, 2004 Amount (MM$)**
Property Acquisition Costs	
Proved	33.8
Unproved	13.0
Exploration Costs	5.1
Development Costs..	30.6
Total	82.5

Exploration and Development Activities

The following table summarizes the results of Blizzard's exploration and development activities for the periods indicated:

	Six Months Ended June 30, 2005		Year Ended December 31, 2004	
	Gross	Net	Gross	Net
Development Wells				
Gas	97	97	65	48.4
Oil	-	-	-	-
Service	-	-	-	-
Dry	-	-	3	1.6
Exploratory Wells				
Gas	5	1.8	8	3.7
Oil	-	-	-	-
Service	-	-	-	-
Dry	-	-	-	-
Total Wells	102	98.8	76	53.7

Production Estimates

The following table, which is based on the Blizzard Engineering Report, summarizes the total estimated production of Blizzard for the year ended December 31, 2005 using constant and forecast prices and costs:

	Estimated Production	
	Constant Prices and Costs	Forecast Prices and Costs
Light and Medium Crude Oil (mbbls)		
Sousa Property	-	-
Other	27	27
Total	27	27
Natural Gas (mmcf)		
Sousa Property	4,419	4,419
Other	2,600	2,600
Total	7,019	7,019
NGL (mbbls)		
Sousa Property	-	-
Other	73	73
Total	73	73

Approximately 63% of the estimated 2005 natural gas production is attributable to the Sousa property.

Production History and Netbacks

The following table sets forth Blizzard's average daily production volumes, prices, royalties, production costs and netbacks, before deduction of royalties, for the periods indicated:

	2005 Three Months Ended		2004 Three Months Ended				Year Ended
	March 31,	June 30,	March 31,	June 30,	September 30,	December 31,	December 31, 2004
Average Daily Production							
Light and Medium Oil (bbls)	58	25	-	-	-	35	9
Heavy Oil (bbls)	-	-	-	-	-	-	-
NGL (bbls)	171	139	-	-	-	35	9
Natural Gas (mcf)	17,495	25,589	5,247	7,817	8,554	10,778	8,004
Aggregate (mboe)	3,144	4,429	875	1,302	1,426	1,866	1,352
Light and Medium Oil ($/bbl)							
Price	56.88	79.93	-	-	-	-	-
Royalties	8.84	11.70	-	-	-	-	-
Production Costs	6.43	4.67	-	-	-	-	-
Netback	41.61	63.56	-	-	-	-	-
Heavy Oil ($/bbl)							
Price	-	-	-	-	-	-	-
Royalties	-	-	-	-	-	-	-
Production Costs	-	-	-	-	-	-	-

	2005 Three Months Ended		2004 Three Months Ended				Year Ended
	March 31,	June 30,	March 31,	June 30,	September 30,	December 31,	December 31, 2004
Netback	-	-	-	-	-	-	-
NGL ($/bbl)							
Price	43.56	61.98	-	-	-	-	-
Royalties	6.77	9.07	-	-	-	-	-
Production Costs	4.92	3.62	-	-	-	-	-
Netback	31.87	49.29	-	-	-	-	-
Natural Gas ($/mcf)							
Price	7.00	7.99	6.05	6.75	6.07	6.82	6.49
Royalties	1.09	1.17	1.03	0.87	0.97	0.33	0.75
Production Costs	0.79	0.47	1.09	0.66	0.14	0.66	0.60
Netback	5.12	6.35	3.92	5.22	4.90	5.83	5.14
All Production (mboe)							
Price	42.38	48.55	36.29	40.50	36.42	40.94	38.94
Royalties	6.59	7.11	6.20	5.22	5.82	1.96	4.50
Production Costs	4.79	2.83	6.56	3.92	0.84	3.97	3.54
Netback	31.00	38.61	23.53	31.32	29.76	35.01	30.90

The following table summarizes Blizzard's total daily production for the periods indicated:

	Year Ended December 31, 2004			
	Product Type			
Location	Light and Medium Oil (bbl/d)	Heavy Oil (bbl/d)	NGL (bbl/d)	Natural Gas (mmcf/d)
Sousa Property	-	-	-	7,410
Other	9	-	9	594
Total	9	-	9	8,004

	Six Months Ended June 30, 2005			
	Product Type			
Location	Light and Medium Oil (bbl/d)	Heavy Oil (bbl/d)	NGL (bbl/d)	Natural Gas (mmcf/d)
Sousa Property	-	-	-	13,249
Other	42	-	154	8,314
Total	42	-	154	21,563

CERTIFICATE OF THE FUND

Dated: September 12, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SHININGBANK ENERGY INCOME FUND

By: Shiningbank Energy Ltd.
On behalf of Shiningbank Energy Income Fund

"David M. Fitzpatrick"
David M. Fitzpatrick
Chief Executive Officer

"Bruce K. Gibson"
Bruce K. Gibson
Chief Financial Officer

On behalf of the Board of Directors

"Edward W. Best"
Edward W. Best
Director

"Warren D. Steckley"
Warren D. Steckley
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: September 12, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

"Brenda A. Mason"

Brenda A. Mason

BMO NESBITT BURNS INC.

"Shane C. Fildes"

Shane C. Fildes

SCOTIA CAPITAL INC.

"Mark Herman"

Mark Herman

RBC DOMINION SECURITIES INC.

"Craig E. Kelly"

Craig E. Kelly

NATIONAL BANK FINANCIAL INC.

"Robert B. Wonnacott"

Robert B. Wonnacott

TD SECURITIES INC.

"Gregory B. Saksida"

Gregory B. Saksida

FIRSTENERGY CAPITAL CORP.

"Hugh R. Sanderson"

Hugh R. Sanderson

September 12, 2005

Shiningbank Energy Income Fund
Shiningbank Energy Ltd.
Suite 1310, 111 – 5th Avenue S.W.
Calgary, Alberta
T2P 3Y6

Dear Sirs:

Re: Offering of Trust Units of Shiningbank Energy Income Fund

We understand that Shiningbank Energy Income Fund (the "Fund") proposes to issue and sell 4,100,000 Trust Units of the Fund (the "Offered Units").

We also understand that the Fund indirectly owns all of the outstanding shares of Shiningbank Energy Ltd. (the "Corporation") and that the Corporation provides administrative services to the Fund.

Subject to the terms and conditions set forth below, CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Dominion Securities Inc., National Bank Financial Inc., TD Securities Inc. and FirstEnergy Capital Corp. (collectively, the "Underwriters") hereby severally, and not jointly, offer to purchase from the Fund, and, by its acceptance hereof, the Fund agrees to sell to the Underwriters, at the Closing Time (as hereinafter defined), all but not less than all of the Offered Units at a price of $24.45 per unit.

In consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Fund agrees to pay to the Underwriters at the Closing Time a fee of $1.2225 per Trust Unit purchased by the Underwriters at the Closing Time. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to Goods & Services Tax provided for in the *Excise Tax Act* (Canada), as any taxable supplies provided will be incidental to the exempt financial services provided.

TERMS AND CONDITIONS

This agreement shall be subject to the following terms and conditions:

1. Definitions and Interpretation

1.1 In this agreement:

(a) "**agreement**", "**hereto**", "**herein**", "**hereunder**", "**hereof**" and similar expressions refer to the agreement resulting from the acceptance by the Fund of this offer and not to any particular section or other portion of this agreement;

(b) "**ASC**" means the Alberta Securities Commission;

(c) "**Birchill**" means Birchill Resources Limited;

(d) "**Blizzard**" means Blizzard Energy Inc.;

(e) "**business day**" means a day which is not a Saturday or Sunday or a legal holiday in the Province of Alberta;

(f) "**Closing Date**" means September 28, 2005, or such other date not later than September 29, 2005 as the Underwriters and the Fund may agree upon in writing;

(g) "**Closing Time**" means 7:00 a.m. (Calgary time) on the Closing Date or such other time on such date as the Underwriters and the Fund may agree upon;

(h) "**distribution**" means "**distribution**" or "**distribution to the public**" which terms have the meanings attributed thereto under applicable Securities Laws;

(i) "**final MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that final receipts for the Prospectus have been issued for each of the Provinces;

(j) "**Lead Underwriter**" means CIBC World Markets Inc.;

(k) "**material change**", "**material fact**" and "**misrepresentation**" have the meanings attributed thereto under applicable Securities Laws;

(l) "**Mutual Reliance Review System**" means the mutual reliance review system provided for under National Policy 43-201 of the Canadian Securities Administrators;

(m) "**preliminary MRRS Decision Document**" means the decision document issued in accordance with the Mutual Reliance Review System evidencing that preliminary receipts for the Preliminary Prospectus have been issued for each of the Provinces;

(n) "**Preliminary Prospectus**" means the English and French language versions (unless the context otherwise requires) of the preliminary short form prospectus of the Fund to be dated September 12, 2005 relating to the distribution of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(o) "**Prospectus**" means the English and French language versions (unless the context otherwise requires) of the final short form prospectus of the Fund relating to the distribution of the Offered Units and, unless the context otherwise requires, includes all documents incorporated therein by reference;

(p) "**Prospectus Amendment**" means the English and French language versions of any amendment to the Preliminary Prospectus or the Prospectus, other than

merely by incorporation by reference into the Preliminary Prospectus or the Prospectus of Subsequent Disclosure Documents;

(q) "**Provinces**" means the provinces of Canada;

(r) "**Securities Commissions**" means the securities commissions or other securities regulatory authorities in the Provinces;

(s) "**Securities Laws**" means the securities acts or similar statutes of the Provinces and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

(t) "**Subsequent Disclosure Documents**" means any financial statements, information circulars, annual information forms, material change reports or other documents issued by or on behalf of the Fund after the filing of the Prospectus which are deemed to be incorporated by reference into the Prospectus;

(u) "**subsidiary**" has the meaning attributed thereto under applicable Securities Laws and includes Shiningbank Operating Trust and Shiningbank Limited Partnership;

(v) "**Tax Act**" means the *Income Tax Act* (Canada);

(w) "**Trust Units**" means the trust units in the Fund created, issued and certified under the amended and restated trust indenture pursuant to which the Trust has been established, representing equal undivided beneficial interests in the Fund;

(x) "**Trustee**" means Computershare Trust Company of Canada as trustee of the Fund;

(y) "**TSX**" means the Toronto Stock Exchange;

(z) "**Underwriting Fee**" means the fee of $1.2225 per Trust Unit purchased by the Underwriters, to be paid to the Underwriters under this agreement; and

(aa) "**Unitholders**" means holders of Trust Units.

Other terms which are defined elsewhere in this agreement have the meanings so ascribed.

2. Filing of Prospectus

2.1 The Fund represents and warrants that it is eligible to make use of the short form prospectus distribution system and procedures established pursuant to National Instrument 44-101 for the distribution of the Offered Units.

2.2 The Fund shall:

(a) prepare and, as soon as practicable and in any event not later than September 12, 2005, file the Preliminary Prospectus (in the English and French languages, as

appropriate) and other documents required under the Securities Laws and the Mutual Reliance Review System with the Securities Commissions and designate the ASC as the principal regulator and obtain a preliminary MRRS Decision Document from the ASC, evidencing that a receipt has been issued for the Preliminary Prospectus in each Province dated not later than September 12, 2005;

(b) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, but not later than September 21, 2005 (or such later date as may be agreed to in writing by the Fund and the Underwriters), have:

(i) prepared and filed the Prospectus (in the English and French languages, as appropriate) and other documents required under the Securities Laws and the Mutual Reliance Review System with the Securities Commissions; and

(ii) obtained a final MRRS Decision Document from the ASC, evidencing that a receipt has been issued for the Prospectus in each Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Units to be offered and sold to the public in each of the Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Province; and

(c) until completion of the distribution of the Offered Units, promptly take all additional steps and proceedings that from time to time may be required under the Securities Laws to continue to qualify the Offered Units for distribution or, in the event that the Offered Units have, for any reason, ceased to so qualify, to again qualify the Offered Units for distribution.

2.3 Prior to the filing of each of the Preliminary Prospectus and the Prospectus and, during the period of distribution of the Offered Units, prior to the filing with any Securities Commissions of any Subsequent Disclosure Documents or Prospectus Amendment, the Fund shall have allowed the Underwriters and their counsel, acting reasonably, to participate fully in the preparation of, and to approve the form of, the Preliminary Prospectus, the Prospectus and any Prospectus Amendment and to have reviewed any Subsequent Disclosure Document prior to the filing or issuance thereof.

2.4 During the period from the date hereof until completion of the distribution of the Offered Units, the Fund shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters under applicable Securities Laws and in order to enable the Underwriters to execute responsibly the certificates required to be executed by them in the Preliminary Prospectus, the Prospectus and any Prospectus Amendment.

3. Delivery of Prospectus and Related Documents

3.1 The Fund shall deliver or cause to be delivered to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus, copies of the Preliminary Prospectus and the Prospectus, as the case may be, each in the English and French languages, signed as required by the Securities Laws;

(b) as soon as they are available, copies of the English and French language versions, as applicable, of any Prospectus Amendment required to be filed under any of the Securities Laws, signed as required by the Securities Laws;

(c) at the time of delivery to the Underwriters pursuant to this section 3.1 of the French language version of the Prospectus:

(i) an opinion of counsel in Québec addressed to the Fund and the Underwriters and dated the date of the Prospectus, to the effect that the French version thereof and any documents incorporated therein by reference (except for any financial statements and financial information which are the subject of the opinion of the Fund's auditors referred to below, as to which no opinion need to be expressed by Québec counsel) is in all material respects a reasonable and proper translation of the English version thereof and that the English and French versions are not susceptible of any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion of the Fund's auditors addressed to the Fund and the Underwriters and dated the date of the Prospectus, to the effect that the French version of the financial statements and financial information set forth therein or incorporated therein by reference and as to which no opinion has been expressed by Québec counsel is in all material respects a complete and proper translation of the English version thereof;

(d) at the time of delivery to the Underwriters pursuant to this section 3.1 of the Prospectus, a comfort letter from the Fund's auditors dated the date of the Prospectus and satisfactory in form and substance to the Underwriters, with respect to the financial and accounting information relating to the Fund contained in or incorporated by reference into the Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two business days prior to the date of the comfort letter and shall be in addition to any comfort letter which must be filed with securities regulatory authorities pursuant to applicable Securities Laws;

(e) at the time of delivery to the Underwriters pursuant to this section 3.1 of the Prospectus, a comfort letter from the auditors of Birchill dated the date of the Prospectus in satisfactory form and substance to the Underwriters, with respect to

the financial information relating to Birchill contained in or incorporated by reference into the Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two business days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to applicable Securities Laws;

(f) at the time of delivery to the Underwriters pursuant to this section 3.1 of the Prospectus, a comfort letter from the auditors of Blizzard dated the date of the Prospectus in satisfactory form and substance to the Underwriters, with respect to the financial information relating to Blizzard contained in or incorporated by reference into the Prospectus, which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two business days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to applicable Securities Laws; and

(g) at the time of delivery to the Underwriters pursuant to this section 3.1 of the Prospectus, a comfort letter from the auditors for the Schedule of Revenues, Royalties and Operating Expenses for the Clairmont Property to be contained in the Prospectus, dated the date of the Prospectus in satisfactory form and substance to the Underwriters, with respect to such Schedule, which comfort letter shall be based on a review by the auditors having a cut-off date of not more than two business days prior to the date of the comfort letter and shall be in addition to any comfort letters which must be filed with securities regulatory authorities pursuant to applicable Securities Laws.

3.2 The delivery by the Fund to the Underwriters of the Preliminary Prospectus and the Prospectus shall constitute a representation and warranty to the Underwriters by each of the Fund and the Corporation that:

(a) the information and statements contained in the Preliminary Prospectus or the Prospectus, as the case may be, (except any information and statements relating solely to the Underwriters) constitutes full, true and plain disclosure of all material facts relating to the Offered Units; and

(b) the Preliminary Prospectus or the Prospectus, as the case may be, does not contain a misrepresentation.

Such delivery shall also constitute the Fund's consent to the use of the Preliminary Prospectus or the Prospectus, as the case may be, by the Underwriters in connection with the distribution of the Offered Units in the Provinces.

4. <u>Commercial Copies of Prospectus</u>

4.1 The Fund shall cause to be delivered to the Underwriters, as soon as practicable and in any event within two business days of the date of the filing of the Preliminary Prospectus

or the Prospectus, as the case may be, with the Securities Commissions, at offices in the cities of Vancouver, Calgary, Toronto and Montreal designated by the Underwriters, the number of commercial copies of the Preliminary Prospectus and the Prospectus previously specified by the Underwriters in writing to the Fund.

4.2 The Fund shall from time to time deliver to the Underwriters as soon as practicable at the offices in the cities of Vancouver, Calgary, Toronto and Montreal designated by the Underwriters the number of copies of documents incorporated, or containing information incorporated, by reference in the Preliminary Prospectus and the Prospectus, and of any Subsequent Disclosure Documents or any Prospectus Amendment, which the Underwriters may from time to time request.

5. Distribution of Offered Units

5.1 The Underwriters shall offer the Offered Units for sale to the public, directly and through banking and selling group members, in the Provinces upon the terms and conditions set forth in the Prospectus and this agreement only in compliance with applicable Securities Laws. The Underwriters will not solicit offers to purchase or sell the Offered Units so as to require registration of the Offered Units or filing of a prospectus, registration statement or other notice or document with respect to the distribution of the Offered Units under the laws of any jurisdiction other than the Provinces, and will require each banking and selling group member to agree with the Underwriters not to so solicit or sell. For purposes of this section 5, the Underwriters shall be entitled to assume that the Offered Units are qualified for distribution in any Province where a receipt or similar document for the Prospectus has been obtained from the applicable Securities Commission (including pursuant to the final MRRS Decision Document issued by the ASC under the Mutual Reliance Review System) following the filing of the Prospectus unless the Underwriters receive notice to the contrary from the Fund or the applicable Securities Commission. The Underwriters shall use all reasonable efforts to complete and to cause any banking and selling group members to complete the distribution of the Offered Units as soon as possible after the Closing Time.

5.2 The Lead Underwriter will notify the Fund when the Underwriters have ceased distribution of the Offered Units and shall, as soon as practicable, provide the Fund with a breakdown of the number of Offered Units distributed in each of the Provinces where such breakdown is required for the purpose of calculating fees payable to Securities Commissions and forthwith upon completion of the distribution of the Offered Units provide to the Securities Commissions notice to that effect, if required by applicable Securities Laws.

6. Material Changes

6.1 During the period from the date hereof until completion of the distribution of the Offered Units, the Fund shall promptly notify the Underwriters in writing, with full particulars, of:

(a) any change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Fund or any of its subsidiaries;

(b) any change in any matter covered by a statement contained or incorporated by reference in the Preliminary Prospectus, the Prospectus or any Subsequent Disclosure Document or Prospectus Amendment; or

(c) the occurrence of any other fact or event;

which change or occurrence is, or may be, of such a nature as to render the Preliminary Prospectus, the Prospectus or any Subsequent Disclosure Document or Prospectus Amendment misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying in any material respect with any of the Securities Laws or which change or occurrence would reasonably be expected to have a significant effect on the market price or value of the Offered Units. The Fund shall in good faith discuss with the Underwriters any change or occurrence (actual or proposed within the knowledge of the Corporation) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this section and, in any event, prior to making any filing referred to in section 6.3.

6.2 During the period from the date hereof until completion of the distribution of the Offered Units, the Fund will promptly inform the Underwriters of the full particulars of:

(a) any request of any Securities Commission for any amendment to the Preliminary Prospectus or the Prospectus or for any additional information;

(b) the issuance by any Securities Commission or similar regulatory authority, the TSX or any other competent authority of any order to cease or suspend trading of any securities of the Fund or of the institution or threat of institution of any proceedings for that purpose; and

(c) the receipt by the Fund of any communication from any Securities Commission or similar regulatory authority, the TSX or any other competent authority relating to the Preliminary Prospectus, the Prospectus or the distribution of the Offered Units.

6.3 The Fund shall promptly comply with all applicable filing and other requirements, if any, under the Securities Laws arising as a result of any change referred to in section 6.1 above and shall prepare and file under all applicable Securities Laws, with all possible dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Subsequent Disclosure Document or Prospectus Amendment as may be required under applicable Securities Laws; provided that the Fund shall have allowed the Underwriters and their counsel to participate fully in the preparation of any Subsequent Disclosure Document or Prospectus Amendment, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters

and in order to enable the Underwriters to execute responsibly the certificate required to be executed by them in any Prospectus Amendment and the Underwriters shall have approved the form of any Prospectus Amendment, such approval not to be unreasonably withheld and to be provided in a timely manner. The Fund shall further promptly deliver to the Underwriters and the Underwriters' counsel a copy of each Prospectus Amendment in the English and French languages and each Subsequent Disclosure Document in the English and French languages as filed with the Securities Commissions and, if applicable, opinions and letters with respect to each such Prospectus Amendment and Subsequent Disclosure Document substantially similar to those referred to in sections 3.l(c) and (d) above.

6.4 The delivery by the Fund to the Underwriters of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters by the Fund and the Corporation with respect to the Prospectus, as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document, and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in sections 3.2(a) and (b) above. Such delivery shall also constitute the Fund's consent to the use of the Prospectus, as amended or supplemented by any such document, by the Underwriters in connection with the distribution of the Offered Units in the Provinces.

6.5 During the period from the date hereof until completion of the distribution of the Offered Units, the Fund will allow the Underwriters and their counsel to review any press releases to be issued by the Fund prior to the dissemination of the press releases to the public.

7. Representations, Warranties and Covenants

7.1 Each of the Fund and the Corporation jointly and severally represents, warrants and covenants to and with the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase of the Offered Units, that:

(a) the Fund has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta;

(b) the only subsidiaries of the Fund are the Corporation, Shiningbank Holdings Corporation, 1130243 Alberta Inc., Shiningbank Operating Trust and Shiningbank Limited Partnership;

(c) each of the Corporation, Shiningbank Holdings Corporation and 1130243 Alberta Inc. has been duly amalgamated or incorporated and is validly subsisting under the laws of the Province of Alberta and has all requisite corporate power and authority to carry on its business as now conducted by it and to own, lease and operate its properties and assets;

(d) Shiningbank Operating Trust has been properly created and organized and is validly existing as a trust under the laws of the Province of Alberta;

(e) Shiningbank Limited Partnership has been formed and is existing as a limited partnership under the laws of the Province of Alberta;

(f) the Fund is authorized to issue 300,000,000 Trust Units of which 63,534,877 are issued and outstanding as at the date hereof;

(g) no person has any agreement or option or right or privilege capable of becoming an agreement for the purchase, subscription or issuance of any unissued Trust Units, shares, warrants or other securities of the Fund other than: (i) in respect of incentive rights to acquire Trust Units issued to directors, officers and employees of the Corporation pursuant to the Trust Unit Rights Incentive Plan of the Fund; (ii) pursuant to the Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Fund; and (iii) pursuant to the outstanding non-voting exchangeable shares of Shiningbank Holdings Corporation;

(h) the Corporation has the necessary power and authority to enter into this agreement on behalf of the Fund and to execute and deliver, on behalf of the Fund, this agreement and all other necessary documents in connection with the offering of the Offered Units;

(i) the Fund has the necessary power, authority and capacity to issue the Offered Units as provided for herein and to enter into this agreement and to perform its obligations hereunder;

(j) the Corporation has the necessary corporate power and authority to execute the Preliminary Prospectus, the Prospectus and any Prospectus Amendment on behalf of the Fund;

(k) each of the Fund and the Corporation has the necessary trust or corporate power and authority to execute this agreement, to perform its obligations hereunder and to carry out the transactions contemplated hereby, and this agreement has been duly authorized, executed and delivered by the Fund and the Corporation and constitutes a legal, valid and binding obligation of the Fund and the Corporation enforceable against them in accordance with its terms;

(l) the Fund and each of its subsidiaries holds all material licences, registrations, qualifications, permits and consents necessary or appropriate for owning, leasing and holding its properties and assets or appropriate for carrying on its business;

(m) the comparative audited financial statements of the Fund for the year ended December 31, 2004 to be incorporated by reference into the Prospectus fairly and accurately present, in all material respects, in accordance with generally accepted accounting principles in Canada consistently applied, the financial position and condition of the Fund (on a consolidated basis) as at the dates thereof and the results of operations of the Fund (on a consolidated basis) for the period then ended;

(n) to the knowledge of the Fund and the Corporation, after due enquiry, the comparative audited financial statements of Birchill for the year ended December 31, 2003 to be contained in the Prospectus fairly and accurately present, in all material respects, in accordance with generally accepted accounting principles in Canada consistently applied, the financial position and condition of Birchill (on a consolidated basis) as at the date thereof and the results of operations of Birchill (on a consolidated basis) for the period then ended;

(o) to the knowledge of the Fund and the Corporation, after due enquiry, the comparative audited financial statements of Blizzard for the year ended December 31, 2004 and the comparative interim financial statements of Blizzard for the six months ended June 30, 2005 to be contained in the Prospectus fairly and accurately present, in all material respects, in accordance with generally accepted accounting principles in Canada consistently applied, the financial position and condition of Blizzard (on a consolidated basis) as at the dates thereof and the results of operations of Blizzard (on a consolidated basis) for the periods then ended;

(p) to the knowledge of the Fund and the Corporation, after due enquiry, the Schedule of Revenues, Royalties and Operating Expenses for the Clairmont Property for the year ended December 31, 2003 and the period ended December 22, 2004 to be contained in the Prospectus fairly and accurately present, in all material respects, in accordance with generally accepted accounting principles in Canada consistently applied, the revenues, royalties and operating expenses associated with the Clairmont Property for the periods then ended;

(q) the pro forma financial statements, including the notes thereto, of the Fund to be contained in the Prospectus have been prepared in accordance with generally accepted accounting principles in Canada, consistently applied, have been prepared and presented in accordance with applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Fund, Birchill, Blizzard and the Clairmont Property, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(r) subsequent to December 31, 2004, except as has been publicly disclosed prior to the date of this agreement:

(i) there has not been any material change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Fund and its subsidiaries, taken as a whole; and

(ii) the Fund and its subsidiaries, acting as a whole, have carried on business in the ordinary course;

(s) there is no action, proceeding or investigation pending or, to the knowledge of the Corporation, threatened against or affecting the Fund or any of its subsidiaries at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which in any way materially adversely or may materially adversely affect the business, operations or condition of the Fund and its subsidiaries, taken as a whole (financial or otherwise) or which questions or may question the validity of the issuance, as fully paid and non-assessable, of the Offered Units or any action taken or to be taken by the Fund or the Corporation pursuant to or in connection with this agreement;

(t) except as disclosed in the consolidated comparative audited financial statements of the Fund as at and for the year ended December 31, 2004, the Fund and its subsidiaries, taken as a whole, have no material contingent liabilities or material tax liabilities;

(u) the Fund qualifies as a "mutual fund trust" under the Tax Act and the Fund and the Corporation have conducted and will conduct their affairs so that the Fund will continue to qualify as a mutual fund trust under the Tax Act, including (in the case of the Fund) by (i) limiting its activities to investing the property of the Trust in property in which a mutual fund trust is permitted by the Tax Act to invest and (ii) restricting investment in Trust Units or securities convertible or exchangeable for Trust Units by non-residents of Canada for purposes of the Tax Act;

(v) to the best of the Fund's and the Corporation's knowledge, non-residents of Canada for the purposes of the Tax Act do not own more than 35% of the issued and outstanding Trust Units;

(w) the execution and delivery of this agreement, the performance by the Fund and the Corporation of their respective obligations hereunder, the sale by the Fund at the Closing Time of the Offered Units and the delivery of the Offered Units at the Closing Time do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

  (i) any terms, conditions or provisions of the articles, by-laws, constating documents or resolutions of the directors (or any committee thereof), shareholders or unitholders, as the case may be, of the Fund or the Corporation which are in effect as at the date hereof;

  (ii) any terms, conditions or provisions of any indenture, agreement or instrument to which the Fund or any of its subsidiaries is a party or by which any of them are contractually bound as at the date hereof or the Closing Date; or

(iii) any judgment, decree or order of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Fund or any of its subsidiaries or their respective properties or assets,

and will not result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Fund or any of its subsidiaries pursuant to any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Fund or any of its subsidiaries is a party or by which it is bound or to which any of the property or assets of the Fund or any of its subsidiaries is subject;

(x) except such as shall have been made or obtained at or before the Closing Time under the Securities Laws, no consent, approval, authorization, order, filing, registration or qualification of or with any court, governmental agency or body or regulatory authority is required for the execution, delivery and performance by each of the Fund and the Corporation of this agreement, the sale of the Offered Units as contemplated herein, or the consummation by the Fund of the transactions contemplated herein;

(y) none of the Fund and its subsidiaries is in violation of its respective constating documents or by-laws and each of the Fund and its subsidiaries is not in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it may be bound or to which any of its respective property or assets is subject, which violation or default might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Fund and its subsidiaries, taken as a whole;

(z) the Fund is a reporting issuer and is not included in the list of defaulting reporting issuers maintained pursuant to the Securities Act (Alberta) and has a similar status under the Securities Laws of each of the other Provinces;

(aa) the Offered Units will have attributes substantially as set forth in the Prospectus;

(bb) the Offered Units will, upon issuance thereof at the Closing Time, be duly and validly issued;

(cc) no order, ruling or determination having the effect of ceasing, suspending or restricting trading in any securities of the Fund or the sale of the Offered Units has been issued and no proceedings, investigations or inquiries for such purpose are pending or contemplated or threatened; and

(dd) each of the Fund's subsidiaries has conducted and will conduct its business in compliance, in all material respects, with all applicable laws, regulations and rules, including, without limitation, all environmental laws, regulations and rules, of each jurisdiction in which its business is carried on and holds and maintains in

good standing all necessary licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business or to own, lease or operate its properties and assets (including, without limitation, any rights or registrations relating to any intellectual property rights) except where the failure to obtain any licence, lease, permit, authorization or other approval would not have a material adverse effect on the Fund and its subsidiaries, taken as a whole, and none of the Fund's subsidiaries has received any notice of proceedings relating to the revocation or modification of any such licence, lease, permit, authorization or other approval which may, individually or in the aggregate, materially and adversely affect the Fund and its subsidiaries, taken as a whole.

7.2 The Fund covenants and agrees with and in favour of the Underwriters that the purchase price for the Offered Units (net of related costs) received by the Fund from the Underwriters will be used for the purposes described in the Prospectus.

7.3 The Fund covenants and agrees with and in favour of the Underwriters that the Fund will not make any distribution to Unitholders for which the record date for determining the Unitholders entitled to such distribution is prior to the Closing Date other than the normal monthly distributions made to Unitholders of record on the last day of each month.

8. Closing

8.1 The closing of the purchase and sale of the Offered Units shall take place at the Closing Time at the offices of Gowling Lafleur Henderson LLP in Calgary, Alberta. At the Closing Time, the Fund shall deliver to the Underwriters a certificate representing the Offered Units, registered in the name of CDS & Co. or in such other name or names as the Lead Underwriter may notify the Fund not less than one business day before the Closing Date, against payment by the Underwriters to the Fund, by wire transfer in immediately available Canadian funds, of the purchase price therefor less the amount of the Underwriting Fee.

9. Conditions Precedent

9.1 The following are conditions precedent to the obligations of the Underwriters to close the transactions contemplated by this agreement, which conditions each of the Fund and the Corporation covenants to exercise its best efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters:

(a) at the Closing Time, the Corporation (on its own behalf and on behalf of the Fund) shall have delivered to the Underwriters a certificate, dated the Closing Date, signed by its Chief Executive Officer and its Chief Financial Officer, or by such other officers as the Underwriters may approve, certifying that:

(i) the Fund and the Corporation have complied in all material respects with all terms and conditions of this agreement to be complied with by them at or prior to the Closing Time;

(ii) except for changes contemplated by this agreement, the representations and warranties of the Fund and the Corporation contained herein are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time;

(iii) no order, ruling or determination having the effect of ceasing or suspending trading in the Offered Units in any of the Provinces has been issued and no proceedings for such purpose are pending or, to the knowledge of the persons signing such certificate, contemplated or threatened; and

(iv) there has been no adverse material change, financial or otherwise, to such date, in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Fund and its subsidiaries, taken as a whole, from that disclosed in the Prospectus or any Prospectus Amendment;

(b) at the Closing Time, the Fund shall have furnished to the Underwriters evidence that the Trust Units purchased at that time have been conditionally approved for listing on the TSX and that such Trust Units will be posted for trading at the opening of trading on the Closing Date;

(c) at the Closing Time, the Underwriters shall have received a letter of the auditors of the Fund, updating the letter referred to in section 3.1(d) above to the Closing Time, such letter to be in form and substance satisfactory to the Underwriters and their counsel, provided that such letter shall be based on a review by the auditors having a cut-off date not more than two business days prior to the Closing Date;

(d) at the Closing Time, the Underwriters shall have received an appropriate legal opinion, dated the Closing Date, from Québec counsel as to compliance with the laws of Québec relating to the use of the French language, which opinion shall be in form and substance satisfactory to the Underwriters' counsel; and

(e) at the Closing Time, the Underwriters shall have received favourable legal opinions dated the Closing Date, on behalf of the Fund from Gowling Lafleur Henderson LLP and on behalf of the Underwriters from Macleod Dixon LLP, with respect to all such matters as the Underwriters may reasonably request, including, without limitation, the issue of the Offered Units and their offering and sale as contemplated by the Prospectus.

It is understood that counsel for the Underwriters may rely on the opinions of counsel for the Fund as to matters which relate specifically to the Fund and its subsidiaries and that counsel for the Fund and the Underwriters may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Corporation, the Fund's auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors' rights laws and public policy considerations.

10. Termination

10.1 In addition to any other remedies which may be available to the Underwriters, the Underwriters (or any of them) shall be entitled, at their or its option, to terminate and cancel its obligations under this agreement, without any liability on their part, if prior to the Closing Time:

(a) any inquiry, investigation or other proceeding is announced, commenced or threatened or any order or ruling is issued (and has not been rescinded, revoked or withdrawn) by any securities regulatory authority, the TSX or any other competent authority, or there is any change of law or the interpretation or administration thereof, which operates to prevent or restrict or suspend or to materially adversely affect the trading in or the distribution of the Offered Units or any of them in the Provinces;

(b) there shall occur any change as is contemplated in section 6.1 hereof (other than a change related solely to the Underwriters) which in their or its opinion would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Units;

(c) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, or any other occurrence of any nature whatsoever which, in their or its opinion, acting reasonably, seriously adversely affects or will seriously adversely affect the financial markets or the business, operations or affairs of the Fund and its subsidiaries, taken as a whole;

(d) the Underwriters shall become aware, as a result of their due diligence review or otherwise, of any adverse material change or fact with respect to the Fund which had not been publicly disclosed prior to the date of this agreement; or

(e) there is announced any changes or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change would, in their or its opinion, acting reasonably, be expected to have a significant adverse effect on the market price or value of the Offered Units.

Any such termination shall be effected by giving written notice to the Fund at any time prior to the Closing Time. Prior to giving any such notice of termination, the Underwriter intending to give such notice shall consult with the Fund respecting such matter. In the event of a termination by any of the Underwriters pursuant to this section 10.1, there shall be no further liability on the part of the Underwriters or of the Fund and the Corporation to the Underwriters except in respect of any liability of the Fund and the Corporation to the Underwriters which may have arisen or may thereafter arise under sections 12.1 or 12.3 hereof or in respect of the expenses payable by the Fund to the Underwriters under section 13.1 hereof.

11. Conditions

11.1 All terms and conditions of this agreement shall be construed as conditions and any breach or failure to comply in all material respects with any such terms or conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligation to purchase the Offered Units by notice in writing to that effect given to the Fund at or prior to the Closing Time. The Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

12. Indemnification

12.1 Each of the Fund and the Corporation (collectively, the "Indemnitors"), jointly and severally, covenants and agrees to indemnify and hold harmless the Underwriters and the Underwriters' directors, officers, employees, shareholders and agents (the "Indemnified Parties") from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Offered Units), costs, damages and expenses in any way caused by or arising directly or indirectly from or in consequence of:

(a) any information or statement (except any information or statement relating solely to the Underwriters) in the Preliminary Prospectus, the Prospectus or any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except facts or information relating solely to the Underwriters) required to be stated therein or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(b) any order made or any inquiry, investigation or proceeding commenced or threatened by any securities regulatory or other authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to the Underwriters) in the Preliminary Prospectus, the Prospectus or in any Prospectus Amendment or in any other document or material filed or delivered pursuant hereto, preventing or restricting the trading in or the distribution of the Offered Units or any of them in any of the Provinces;

(c) the breach of any representations, warranties or covenants of the Fund or the Corporation contained herein or delivered pursuant hereto; or

(d) the Fund or the Corporation not complying with any requirement of applicable Securities Laws or the by-laws, rules or policies of the TSX in connection with the transactions contemplated herein;

provided that none of the Indemnitors shall be liable to an Indemnified Party in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise directly or indirectly by reason of the negligence, fraud or willful misconduct of such Indemnified Party or the breach by any such Indemnified Party of any of its covenants herein provided for or of applicable Securities Laws or other laws in connection with the transactions contemplated herein.

12.2 In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in section 12.1 is due in accordance with its terms but is held by a court to be unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, the Indemnitors shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a) in such proportion as is appropriate to reflect the relative benefits received by the Indemnitors on the one hand and the Underwriters on the other from the distribution of the Offered Units; or

(b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Indemnitors on the one hand and the Underwriters on the other in connection with the matters or things referred to in section 12.1 which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations;

provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee actually received. The relative benefits received by the Indemnitors on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total proceeds from the distribution of the Offered Units (net of the Underwriting Fee payable to the Underwriters but before deducting expenses) received by the Fund is to the Underwriting Fee received by the Underwriters. The relative fault of the Indemnitors on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in section 12.1 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Indemnitors or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in section 12.1. The parties agree that it would not be just and equitable if contribution pursuant to this section 12.2 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this section 12.2.

12.3 If any matter or thing contemplated by this section 12 shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Indemnitors and the Underwriters of the nature of such claim (provided that any failure to so notify promptly shall relieve the Indemnitors of liability under this section 12 only to the extent that such failure prejudices the ability to defend such claim), and the Indemnitors shall, subject as hereinafter provided, be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Indemnitors or any Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of all the Underwriters, such consent not to be unreasonably withheld. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Indemnitors fail to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Indemnitors (or any of them); or (iii) the named parties to any such suit or proceeding include both the Indemnified Party on the one hand and any of the Indemnitors on the other and the Indemnified Party shall have received a written opinion from counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case, if such Indemnified Party notifies the Indemnitors in writing that it elects to employ separate counsel at the expense of the Indemnitors, the Indemnitors shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party, it being understood, however, that the Indemnitors shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties). None of the Indemnitors shall be liable for any settlement of any action or suit effected without its written consent. It is the intention of the Indemnitors to constitute each of the Underwriters as trustees, for the Underwriters' directors, officers, employees, shareholders and agents of the covenants of the Indemnitors under section 12.1 with respect to the Underwriters' directors, officers, employees, shareholders and agents, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

12.4 The rights provided in this section 12 shall be in addition to and not in derogation of any other right which the Underwriters may have by statute or otherwise at law.

13. Expenses

13.1 Whether or not the transactions herein contemplated shall be completed, all expenses of or incidental to the issue and offering of the Offered Units shall be borne by the Fund, including, without limitation, all costs and expenses of or incidental to the preparation, filing and reproduction of the Preliminary Prospectus, the Prospectus and any Prospectus

Amendment, listing fees, the fees and expenses of the Fund's counsel, the fees and expenses of agent counsel retained by the Fund's counsel and the fees and expenses of auditors and engineers relating to the transactions contemplated herein. The out-of-pocket expenses incurred by the Underwriters, including the fees and expenses of counsel for the Underwriters, shall be paid by the Underwriters except that the Underwriters will be reimbursed by the Fund for all of the fees and expenses incurred by the Underwriters, to the extent they are reasonable, if the sale of the Offered Units as contemplated herein is not completed other than by reason of a default by any of the Underwriters.

14. Several Obligations

14.1 The Underwriters' obligations to purchase the Offered Units at the Closing Time shall be several and not joint and the Underwriters' respective obligations in this respect shall be as to the following percentages of the Offered Units to be purchased at that time:

CIBC World Markets Inc.	30%
BMO Nesbitt Burns Inc.	20%
Scotia Capital Inc.	15%
RBC Dominion Securities Inc.	11%
National Bank Financial Inc.	10%
TD Securities Inc.	10%
FirstEnergy Capital Corp.	4%
	100%

If any one or more of the Underwriters fails or refuses to purchase at the Closing Time its or their applicable percentages of the Offered Units, the other Underwriter or Underwriters shall have the right, but shall not be obligated, to purchase on a *pro rata* basis (or such other basis as such other Underwriters may agree) all, but not less than all, of the Offered Units which would otherwise have been purchased by the Underwriter or Underwriters which fail or refuse to purchase; provided, however, that in the event that the percentage of the total number of the Offered Units which one or more of the Underwriters has failed or refused to purchase is less than 5% of the total number of the Offered Units which the Underwriters have agreed to purchase, the other Underwriters shall be obligated severally to purchase on a *pro rata* basis (or such other basis as such other Underwriters may agree) all, but not less than all, of the Offered Units which would otherwise have been purchased by the one or more Underwriters which failed or refused to purchase. In any such case either a non-defaulting Underwriter or the Fund shall have the right to postpone the Closing Time for such period, not exceeding five Business Days, in order that the required changes, if any, in the Prospectus or in any other documents or arrangements may be effected. In the event that the right to assume the entire obligations of the defaulting Underwriters set forth in this section 14.1 is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Fund on submission to the Fund of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time. Nothing in this section shall oblige the Fund to sell to any or all of the

Underwriters less than all of the Offered Units or shall relieve any of the Underwriters in default hereunder from liability to the Fund.

15. Restrictions on Further Issuances

15.1 During the period commencing on the date hereof and ending on the day which is 90 days following the Closing Date, the Fund shall not, without the prior written consent of the Lead Underwriter, on behalf of itself and the other Underwriters, which consent shall not be unreasonably withheld, issue or sell any Trust Units or any securities giving the right to acquire Trust Units (other than pursuant to the Trust Unit Rights Incentive Plan of the Fund, the Distribution Reinvestment and Optional Trust Unit Purchase Plan of the Fund or the exchangeable shares of Shiningbank Holdings Corporation and other than the issuance of Trust Units as bonuses to employees of the Corporation consistent with past practice), agree to become bound to do so, or disclose to the public any intention to do so.

16. Authority to Lead Underwriter

16.1 The Fund and the Corporation shall be entitled to and shall act on any notice or other communication given by or on behalf of the Underwriters by the Lead Underwriter, which shall represent the Underwriters and which has the authority to bind the Underwriters except in respect of a notice of termination given pursuant to section 10, which notice may be given by any Underwriter, or actions taken under sections 12 and 14, which may be taken only by the Underwriter affected thereby. Each Underwriter shall consult fully with any other with respect to any such notice or action. Acceptance of this offer by the Fund and the Corporation shall constitute their respective authority for accepting notification of any such matters from the Lead Underwriter.

17. Notices

17.1 Any notices or other communication to be given hereunder shall, in the case of notice to the Fund or the Corporation be addressed to the Corporation at the address on page 1 hereof (telecopier no. (403) 268-7499), and, in the case of notice to the Underwriters, be addressed as follows:

CIBC World Markets Inc.
9th Floor, Bankers Hall
855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Brenda A. Mason
Telecopier: (403) 260-0524

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee, shall be given by telecopy, and shall be deemed to be given at the time telecopied or delivered, if telecopied or delivered to the recipient on a business day (in Calgary) and before 5:00 p.m. (Calgary time) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (Calgary time) on the next

following business day (in Calgary). Any party may change its address for notice by advising the other parties hereto in the manner provided for in this section.

Upon receipt of any notice to the Underwriters by the Lead Underwriter, it shall forthwith provide each of the other Underwriters with a copy of such notice at their principal offices in Calgary, Alberta.

18. Miscellaneous

18.1 The representations and warranties contained in this agreement shall survive the purchase by the Underwriters of the Offered Units and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Units.

18.2 The parties hereto acknowledge that the obligations of the Fund hereunder shall not be personally binding upon the Trustee or any of the Unitholders and that any recourse against the Fund, the Trustee or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including, without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

18.3 Time shall be of the essence of this agreement.

18.4 This agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement.

18.5 If any provision of this agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this agreement and such void or unenforceable provision shall be severable from this agreement.

18.6 This agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable in the Province of Alberta.

18.7 It is understood that the terms and conditions of this agreement shall supersede any written agreement among the Underwriters, the Fund and the Corporation in respect of the offer and sale of the Offered Units.

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Lead Underwriter on behalf of the Underwriters. Such acceptance will constitute an agreement for the purchase by the Underwriters and sale by the Fund of Trust Units on the terms set out herein.

Yours truly,

CIBC WORLD MARKETS INC.

Per: "Brenda A. Mason"

BMO NESBITT BURNS INC.

Per: "Shane C. Fildes"

SCOTIA CAPITAL INC.

Per: "Mark Herman"

RBC DOMINION SECURITIES INC.

Per: "Craig E. Kelly"

TD SECURITIES INC.

Per: "Gregory B. Saksida"

FIRSTENERGY CAPITAL CORP.

Per: "Hugh R. Sanderson"

NATIONAL BANK FINANCIAL INC.

Per: "Robert B. Wonnacott"

Accepted as of the 12th day of September, 2005.

SHININGBANK ENERGY INCOME FUND

by its Administrator, SHININGBANK
ENERGY LTD.

Per: "David M. Fitzpatrick"

SHININGBANK ENERGY LTD.

Per: "David M. Fitzpatrick"

BLIZZARD ENERGY INC.
BALANCE SHEETS

As at	June 30, 2005	December 31, 2004
(000s) (unaudited)	***($)***	*($)*
Assets *(note 5)*		
Current		
Accounts receivable	**10,955**	12,695
Prepaid expenses	**1,023**	302
Inventory	**1,458**	7,253
	13,436	20,250
Property and equipment *(notes 3 and 4)*	**187,116**	134,461
	200,552	154,711
Liabilities		
Current		
Accounts payable and accrued liabilities	**19,230**	17,761
Bank loan *(note 5)*	**42,644**	12,099
	61,874	29,860
Asset retirement obligations *(note 6)*	**4,652**	4,494
Future income tax liability *(note 8)*	**7,529**	4,190
	74,055	38,544
Shareholders' equity		
Share capital *(note 7)*	**112,318**	112,336
Contributed surplus *(note 7)*	**4,740**	4,328
Retained earnings (deficit)	**9,439**	(497)
	126,497	116,167
	200,552	154,711

See accompanying notes to the financial statements.

Contingent Liability (Note 12)

BLIZZARD ENERGY INC.
STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
(000s, except per share amounts) (unaudited)	*($)*	*($)*	*($)*	*($)*
Revenue				
Production revenue	**21,916**	4,944	**35,936**	7,924
Transportation	**(493)**	(183)	**(762)**	(316)
Royalties	**(3,312)**	(618)	**(5,586)**	(1,111)
	18,111	4,143	**29,588**	6,497
Other income	**2**	45	**11**	86
	18,113	4,188	**29,599**	6,583
Expenses				
Production	**1,813**	465	**3,414**	987
General and administrative	**762**	370	**1,291**	703
Stock-based compensation ***(note 7)***	**202**	124	**412**	260
Interest on bank loan	**504**	50	**776**	140
Accretion of asset retirement obligations ***(note 6)***	**79**	36	**158**	62
Depletion and depreciation	**5,980**	1,671	**10,134**	2,526
	9,340	2,716	**16,185**	4,678
Earnings before income taxes	**8,773**	1,472	**13,414**	1,905
Income taxes ***(note 8)***				
Current taxes	**81**	39	**139**	39
Future income taxes	**1,823**	533	**3,339**	773
	1,904	572	**3,478**	812
Net earnings for the period	**6,869**	900	**9,936**	1,093
Deficit, beginning of the period	**2,570**	(3,472)	**(497)**	(3,665)
Retained earnings (deficit), end of the period	**9,439**	(2,572)	**9,439**	(2,572)
Net earnings per share *(note 7)*				
Basic and diluted	**0.06**	0.02	**0.09**	0.02

See accompanying notes to the financial statements.

CAL_LAW\ 1159766\1

BLIZZARD ENERGY INC.
STATEMENTS OF CASH FLOWS

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	**Six Months Ended June 30, 2005**	Six Months Ended June 30, 2004
(000s) (unaudited)	*($)*	*($)*	*($)*	*($)*
Operating activities				
Net earnings for the period	**6,869**	900	**9,936**	1,093
Add (deduct) non-cash items				
Non-cash stock-based compensation *(note 7)*	**202**	124	**412**	260
Accretion of asset retirement obligations	**79**	36	**158**	62
Depletion and depreciation	**5,980**	1,671	**10,134**	2,526
Future income taxes	**1,823**	533	**3,339**	773
Funds from operations	**14,953**	3,264	**23,979**	4,714
Net change in non-cash working capital *(note 10)*	**(211)**	(899)	**(1,763)**	(988)
	14,742	2,365	**22,216**	3,726
Investing activities				
Acquisition of oil and gas properties *(note 3)*	**--**	--	**--**	(2,030)
Additions to property and equipment	**(8,388)**	(4,309)	**(62,789)**	(19,333)
Net change in non-cash working capital *(note 10)*	**(13,355)**	2,574	**10,046**	15,994
	(21,743)	(1,735)	**(52,743)**	(5,369)
Financing activities				
Increase (decrease) in bank loan	**7,011**	(8,232)	**30,545**	(5,920)
Issue of common shares (net of issue expenses)	**(9)**	26,801	**(18)**	26,758
Net change in non-cash working capital *(note 10)*	**(1)**	(4)	**--**	--
	7,001	18,565	**30,527**	20,838
Increase in cash	**--**	19,195	**--**	19,195
Cash and cash equivalents, beginning of period	**--**	--	**--**	--
Cash and cash equivalents, end of period	**--**	19,195	**--**	19,195

Supplemental disclosure of cash flow information *(note 10)*

See accompanying notes to the financial statements.

BLIZZARD ENERGY INC.
NOTES TO FINANCIAL STATEMENTS

June 30, 2005
(unaudited)

1. **Nature of Operations**

Blizzard Energy Inc. (the "Company" or "Blizzard") was incorporated with nominal share capital under the laws of the Province of Alberta on December 19, 2002.

2. **Summary of Significant Accounting Policies**

The unaudited interim financial statements of Blizzard have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies and methods of computation used in the preparation of the audited annual financial statements as at December 31, 2004. The interim financial statements contain disclosures that are supplemental to the Company's annual financial statements. Certain disclosures, which are normally required to be included in the notes to the annual financial statements, have been condensed or omitted. The interim financial statements should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended December 31, 2004.

3. **Acquisitions**

Sousa Property

On March 15, 2004, the Company acquired the working interest of a small joint venture partner to increase its total working interest in the Sousa area of Alberta for cash consideration of $2,030,499. The purchase price has been allocated to the assets and liabilities acquired as follows:

	Six Months Ended June 30, 2004
(000s)	*($)*
Property and equipment	2,141
Asset retirement obligations	(111)
	2,030

4. **Property and Equipment**

	June 30, 2005			December 31, 2004
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value
(000s)	*($)*	*($)*	*($)*	*($)*
Oil and gas properties	**203,461**	**16,624**	**186,837**	134,191
Office assets	**347**	**68**	**279**	270
	203,808	**16,692**	**187,116**	134,461

At June 30, 2005, oil and gas properties included $35,208,000 (June 30, 2004 – $6,463,000) relating to undeveloped properties, which have been excluded from the depletion and depreciation calculation. Future development costs on proved undeveloped reserves of $4,957,000 (June 30, 2004 – $17,884,000) are included in the determination of the asset base subject to depletion and depreciation in the calculation. During the six months ended June 30, 2005, the Company capitalized $327,000 (June 30, 2004 – $336,000) in general and administrative costs related to exploration and development activities.

5. **Bank Loan**

The Company has a $52,000,000 extendible revolving term credit facility (#1) from a Canadian chartered bank, of which $42,644,000 was drawn at June 30, 2005 (December 31, 2004 – $12,099,000). This facility bears interest at the bank's prime rate (4.25% at June 30, 2005), payable monthly in arrears. The Company may also borrow by way of bankers' acceptances, which are subject to a stamping fee of 1.25%. In addition, the Company has a $10,000,000 credit facility (#2) from its bank, of which no amount was drawn at June 30, 2005. The credit revolves until May 31, 2006 for facility #1 and July 31, 2005 for facility #2, each with extension periods available at the request of the borrower and subject to the bank's approval. This facility is subject to an annual review and re-determination of the Company's borrowing base by the bank.

So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayment requirements. In the event the revolving period is not extended, the credit facility shall be converted to a term facility with a term not exceeding five years. Under the terms of the loan agreement, the Company is subject to certain financial and non-financial covenants.

Collateral pledged for the two facilities consists of a first floating charge demand debenture in the amount of $150,000,000 over all of the property of the Company.

6. **Asset Retirement Obligations**

The Company has recorded a liability for future site restoration and abandonment of $4,652,000 and $4,494,000 as at June 30, 2005 and December 31, 2004, respectively. No liabilities were settled in the current period, $158,000 of accretion expense was recognized in the first half of 2005 and no revisions in estimated future cash requirements were recorded. The total undiscounted amount of the estimated future cash requirements was $6,140,000 at June 30, 2005 and $5,234,000 at December 31, 2004, respectively, each calculated using an inflation factor of 2.5% per year and adjusted for the expectation that costs would occur at the end of the reserves' useful life. The undiscounted estimate has been discounted to the present value of $4,652,000 at June 30, 2005 and $4,494,000 at December 31, 2004 using a credit adjusted risk-free rate of 7.0%.

(000s)	*($)*
Obligation at January 1, 2004	2,376
Increase in obligation	924
Accretion	26
Obligation at March 31, 2004	3,326
Increase in obligation	--
Accretion	35
Obligation at June 30, 2004	3,361
Increase in obligation	1,056
Accretion	77
Obligation at December 31, 2004	4,494
Increase in obligation	--
Accretion	79
Obligation at March 31, 2005	4,573
Increase in obligation	**--**
Accretion	**79**
Obligation at June 30, 2005	**4,652**

7. **Share Capital**

(a) Authorized

Unlimited number of voting common shares, without par value.
Unlimited number of preferred shares to be issued in series.

(b) Common Shares Issued

	Shares	Amount
(000s)	*(#)*	*($)*
Balance at January 1, 2004	--	--
Conversion of Class A common shares to common shares	59,875	40,511
Issued for cash	44,721	78,767
Share issue costs	--	(4,795)
Tax benefit on share issue costs	--	1,917
Tax benefits renounced to shareholders	--	(4,128)
Exercise of warrants	4,104	4
Exercise of stock options	75	60
Balance at December 31, 2004	108,775	112,336
Share issue costs	**--**	**(18)**
Balance at June 30, 2005	**108,775**	**112,318**

On May 26, 2004, the Company issued 20,000,000 common shares at a price of $1.25 per common share for gross proceeds of $25,000,000 and net proceeds of $23,086,000, after share issue expenses. On June 16, 2004, under an over allotment option, the Company issued a further 3,000,000 common shares at a price of $1.25 per common share for gross proceeds of $3,750,000 and net proceeds of $3,525,000.

On December 21, 2004, the Company issued 18,000,000 common shares at a price of $2.20 per common share for gross proceeds of $39,600,000 (net proceeds of

$37,498,000, after share issue expenses) and 3,720,500 flow-through common shares at $2.80 per common share for gross proceeds of $10,417,400 (net proceeds of $9,863,000, after share issue expenses).

On December 18, 2003, 1,400,000 shares were issued at a price of $0.0001 per share and held in trust for employees and directors of the Company. At March 31, 2005, 696,000 of these shares had been released from trust, leaving a balance of 704,000 common shares held in trust. All of these shares were released from trust on July 5, 2005. The fair value of these shares was $1,120,000 based on the market value of the common shares at the date of closing the Sousa acquisition. The Company has recorded $140,000 as stock-based compensation expense in each of the six-month periods ended June 30, 2005 and June 30, 2004.

(c) Performance Warrants

The management, employees and directors of the Company have the right to purchase additional common shares of the Company at a purchase price of $0.001 per share through the granting of performance warrants. On December 16, 2003, 2,500,000 Series A performance warrants and 2,000,000 Series B performance warrants were issued for no consideration.

As at December 31, 2004, 4,104,000 of the performance warrants had been exercised. The remaining 220,000 Series A warrants and 176,000 Series B warrants (collectively "the Employee Warrants") were exercised by the security holders on July 5, 2005.

The Company had determined the fair value of the performance warrants at the date of issuance to be $3,600,000 being the difference between the exercise price and the estimated market value of the common shares at the date of the grant. The Company recognized $100,000 as stock-based compensation expense in each of the six-month periods ended June 30, 2005 and June 30, 2004.

(d) Stock Options

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding common shares. Vesting of options and exercise prices are set by the board of directors at the time of grant. The dates on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. In connection with this plan, the Company has reserved 4,572,000 common shares for future issuance. The Company has issued stock options to acquire common shares through its stock option plan of which the following are outstanding at June 30, 2005 and December 31, 2004:

	Options Outstanding	Weighted Average Exercise Price
	(#000s)	*($)*
Outstanding at January 1, 2004	2,610	0.80
Granted March 22, 2004	372	0.80
Granted June 1, 2004	30	1.25
Cancelled June 24, 2004	(225)	0.80
Granted August 18, 2004	700	1.67
Granted November 8, 2004	50	2.35
Granted December 8, 2004	1,070	2.20
Exercised	(75)	0.80
Outstanding at December 31, 2004	4,532	1.28
Granted January 11, 2005	**30**	**2.48**
Granted February 14, 2005	**10**	**2.78**
Outstanding at June 30, 2005	**4,572**	**1.30**
Options exercisable at June 30, 2005	**2,221**	**1.06**

Vesting on all of the outstanding options was accelerated in July 2005, as a result of the pending plan of arrangement detailed in Note 11 and all of them were exercised on July 27, 2005.

The fair value of common share options granted to date was estimated to be $1,383,000 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

Six Months Ended June 30,	2005
Risk free interest rate *(%)*	**3.00**
Expected life *(years)*	**3.00**
Expected volatility *(%)*	**32.00**
Expected dividend yield *(%)*	**0.00**

The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis. Therefore, $172,000 and $20,000 was recognized as stock-based compensation expense for the six-month periods ended June 30, 2005 and June 30, 2004, respectively, each with a corresponding increase to contributed surplus.

(e) Per Share Amounts

The net earnings per common share and diluted net earnings per common share were calculated using the weighted average number of shares outstanding of 108,775,000 and 111,227,000, respectively, for the six months ended June 30, 2005. The weighted average number of shares was 64,078,000 and 69,670,000 for basic and diluted shares, respectively, for the six months ended June 30, 2004.

8. **Income Taxes**

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to earnings before income taxes. These differences are explained as follows:

	Three Months Ended June 30, 2005	Three Months Ended June 30, 2004	Six Months Ended June 30, 2005	Six Months Ended June 30, 2004
(000s)	*($)*	*($)*	*($)*	*($)*
Earnings before income taxes	**8,773**	1,472	**13,414**	1,905
Statutory income tax rate	**33.62%**	39.63%	**33.62%**	39.63%
Expected income tax expense	**2,949**	583	**4,510**	755
Increase (decrease) in income taxes from:				
Non-deductible crown charges	**701**	222	**1,364**	388
Resource allowance	**(1,811)**	(314)	**(2,362)**	(482)
Corporate income tax rate change	**(34)**	(3)	**(211)**	-
Non-deductible stock-based compensation costs	**77**	49	**155**	103
Other	**22**	35	**22**	48
Future and current income tax expense	**1,904**	572	**3,478**	812

The net future income tax liability is comprised of:

	Six Months Ended June 30, 2005	Year Ended December 31, 2004
(000s)	*($)*	*($)*
Differences between tax base and reported amounts for depreciable assets	**(5,669)**	(2,318)
Resource allowance and crown lease rentals rate Reductions	--	--
Provision for asset retirement obligations	**53**	41
Tax benefits renounced on flow-through shares	**(4,388)**	(4,388)
Tax benefits on share issue expenses	**2,475**	2,475
	(7,529)	(4,190)

The Company had unused resource tax pool balances of approximately $159,000,000 at June 30, 2005, which are available for reducing future income taxes.

9. **Related Party Transactions**

As described in note 7(b) herein, 704,000 common shares are being held in trust by a trustee for directors and employees. These shares were all released on July 5, 2005 as a result of the plan of arrangement detailed in the subsequent event note #11.

10. **Cash Flow Information**

Cash was provided or (used) for changes in non-cash working capital as follows:

(000s)	Three Months Ended June 30, 2005 ($)	Three Months Ended June 30, 2004 ($)	Six Months Ended June 30, 2005 ($)	Six Months Ended June, 2004 ($)
Accounts receivable	**6,503**	(557)	**1,740**	(1,369)
Prepaid expenses	**(470)**	(137)	**(721)**	8,483
Inventory	**(377)**	--	**5,795**	--
Accounts payable and accrued liabilities	**(19,223)**	2,365	**1,469**	7,892
Net change	**(13,567)**	1,671	**8,283**	15,006
Net change by activity				
Operating	**(211)**	(899)	**(1,763)**	(988)
Financing	**(1)**	(4)	**--**	--
Investing	**(13,355)**	2,574	**10,046**	15,994
Net change	**(13,567)**	1,671	**8,283**	15,006

The following shows the actual cash amount paid:

Six Months Ended June 30,	**2005**	2004
(000s)	*($)*	*($)*
Cash interest paid	**776**	140
Cash taxes paid	**--**	--

11. **Subsequent Event**

On July 28, 2005, Blizzard shareholders approved a plan of arrangement which resulted in the sale of the company to Shiningbank Energy Income Fund (the "Fund") on August 2, 2005. The arrangement resulted in the sale of certain producing assets and undeveloped lands to Zenas Energy Corp. and the majority of the Company's natural gas assets and the shares of the Company were acquired by the Fund.

12. **Contingent Liability**

The Company is subject to a claim relating to the completion of a pipeline twinning project completed this past winter. The claim alleges that due to delays caused by the Company, the costs associated with the twinning project increased. The Company believes the claim to be without merit and does not expect the claim to have an adverse effect.

SHININGBANK
Energy Income Fund

September 15, 2005 **TSX: SHN.UN**

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES OCTOBER 2005 MONTHLY DISTRIBUTION

Shiningbank Energy Income Fund today announced that its cash distribution for October 2005 will be **C$0.23 PER UNIT.** This distribution is consistent with the monthly distribution paid to unitholders since June 2003.

The distribution is payable on October 15, 2005 to unitholders of record on September 30, 2005. The ex-distribution date is September 28, 2005.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust listed on the Toronto Stock Exchange under the symbol SHN.UN.

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

SECOND AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made August 2, 2005.

AMONG:

SHININGBANK ENERGY LTD.
as Borrower (the "**Borrower**")

OF THE FIRST PART

- and-

THE TORONTO-DOMINION BANK
as Administration Agent (the "**Agent**")

OF THE SECOND PART

- and-

THE PERSONS NAMED ON THE SIGNATURE PAGES HEREOF
as Lenders (hereinafter collectively referred to as the "**Lenders**" and sometimes individually referred to as a "**Lender**")

OF THE THIRD PART

WHEREAS The Toronto-Dominion Bank ("**TD**"), Bank of Montreal ("**BMO**"), The Bank of Nova Scotia ("**BNS**") and Canadian Imperial Bank of Commerce ("**CIBC**") are currently Lenders under the Credit Agreement;

AND WHEREAS the parties hereto wish to (i) add Alberta Treasury Branches ("**ATB**") and National Bank of Canada ("**NBC**") as Lenders under the Credit Agreement, (ii) increase the Loan Limit and Borrowing Base under the Credit Agreement, and (iii) make certain other amendments to the Credit Agreement;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

1. Interpretation

1.1 In this Agreement and the recitals hereto, unless otherwise defined herein or something in the subject matter or the context is inconsistent therewith:

(a) "**Agreement**" means this agreement, as amended, modified, supplemented or restated from time to time;

(b) "**Amalgamation**" means the amalgamation of Shiningbank Energy Ltd.., Outlook Energy Corp. and Blizzard Energy Inc. to form the Borrower;

(c) **"Credit Agreement"** means the Restated Credit Agreement dated as of December 31, 2004 among Shiningbank Energy Ltd., the Agent, and TD, BMO, BNS and CIBC as Lenders, as amended by the First Amending Agreement;

(d) **"Effective Date"** means the date on which all of the conditions in Sections 4.1 and 4.2 of this Agreement have been satisfied or waived by the Lenders;

(e) **"Existing Bankers' Acceptances"** means the following Bankers' Acceptances issued as Syndicated Loans:

(i) Bankers' Acceptances in the aggregate principal amount of Cdn. $33,000,000 and with a maturity date of September 16, 2005;

(ii) Bankers' Acceptances in the aggregate principal amount of Cdn. $20,000,000 and with a maturity date of August 19, 2005;

(iii) Bankers' Acceptances in the aggregate principal amount of Cdn. $18,000,000 and with a maturity date of August 19, 2005;

(iv) Bankers' Acceptances in the aggregate principal amount of Cdn. $22,000,000 and with a maturity date of August 19, 2005;

(v) Bankers' Acceptances in the aggregate principal amount of Cdn. $10,000,000 and with a maturity date of August 25, 2005;

(vi) Bankers' Acceptances in the aggregate principal amount of Cdn. $13,000,000 and with a maturity date of August 25, 2005;

(vii) Bankers' Acceptances in the aggregate principal amount of Cdn. $46,000,000 and with a maturity date of August 25, 2005;

(viii) Bankers' Acceptances in the aggregate principal amount of Cdn. $22,000,000 and with a maturity date of September 16, 2005; and

(ix) Bankers' Acceptances in the aggregate principal amount of Cdn. $7,000,000 and with a maturity date of September 26, 2005;

(f) **"First Amending Agreement"** means the First Amending Agreement made April 18, 2005 among the Shiningbank Energy Ltd., the Agent, and TD, BMO, BNS and CIBC as Lenders;

(g) **"Information Circular"** means the Notice of Special Meeting, Notice of Petition, and Information Circular and Proxy Statement of Blizzard Energy Inc. relating to the proposed arrangement involving Blizzard Energy Inc., Shiningbank Energy Income Fund, Shiningbank Energy Ltd. and others, dated June 28, 2005; and

(h) **"Plan of Arrangement"** means has the meaning ascribed thereto in the Information Circular.

1.2 Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3 The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemented hereto. Unless otherwise indicated, all references to "Sections" refer to Sections of this Agreement.

1.4 This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

2. <u>**Addition of New Lenders and Increase in Loan Limit**</u>

2.1 Effective as of the Effective Date:

(a) each of ATB and NBC is hereby added as and shall be deemed to be a Lender under the Credit Agreement; and

(b) each of ATB and NBC hereby covenants and agrees to responsible for its obligations as a Lender under the Credit Agreement and to be bound by the terms and provisions of the Credit Agreement;

in each case as fully as if it had been an original party to the Credit Agreement, and all references in the Credit Agreement to "Lenders" or "a Lender" shall be deemed to include ATB and NBC.

2.2 Effective as of the Effective Date:

(a) the Loan Limit shall be increased from Cdn. $250,000,000 to Cdn. $330,000,000 and for such purpose Section 1.1 of the Credit Agreement is hereby amended by deleting the definition of "Loan Limit" and replacing it with the following:

""**Loan Limit**" means Cdn. $330,000,000 (or the U.S. Equivalent thereof) and shall be subject to reduction and adjustment in accordance with the provisions hereof;";

(b) the Borrowing Base shall be and is hereby increased to Cdn. $330,000,000 or the U.S. Equivalent, subject to subsequent adjustment in accordance with the provisions of the Credit Agreement;

(c) Schedule "A" to the Credit Agreement is hereby deleted in its entirety and Schedule "A" to this Agreement is hereby substituted therefor to reflect:

(i) the addition of NBC and ATB as Lenders under the Credit Agreement;

(ii) the increase in the Loan Limit effected hereby; and

(iii) the respective Commitments of the Lenders after giving effect to the addition of NBC and ATB as Lenders and the increase in the Loan Limit.

2.3 The Lenders hereby agree to take all steps and actions and execute and deliver all agreements, instruments and other documents as may be reasonably required by the Agent or any of the Lenders (including assignment of interests in, or the purchase of participations in, existing Syndicated Loans) to give effect to allocation of Syndicated Commitments among the Lenders as set out in Schedule "A" to this Agreement as of the Effective Date and to ensure that, subject to *de minimus* variations, Outstanding Principal of Syndicated Loans owing to each Syndicated Lender (including ATB and NBC) under the Credit Agreement is outstanding in proportion to each Syndicated Lender's Pro Rata Share of all such outstanding Syndicated Loans after giving effect to the addition of NBC and ATB as Lenders and the increase in the Loan Limit provided for herein; provided that, for clarity, no assignment, transfer or other adjustment as between Lenders for such purpose shall have the effect of assigning or transferring any right, title or interest in or to any interest or fees paid or to be paid to a Lender under or pursuant to or in respect of the Loans, the Credit Facility or the Credit Agreement for any period of time or in respect of any event or circumstance prior to the Effective Date.

2.4 In order to give effect to the addition of NBC and ATB as Lenders under the Credit Agreement, the increase in the Loan Limit and the allocation of the Commitments among the Lenders as set out in Schedule "A" to this Agreement, the Outstanding Principal of Syndicated Loans shall be adjusted (by the Agent in accordance with its normal practices) as follows:

(a) on the Effective Date, all Outstanding Principal shall be adjusted to ensure that, subject to *de minimus* variations, each Lender is owed its Pro Rata Share of all Outstanding Principal of the Syndicated Loans and on and after the Effective Date all Drawdowns of Syndicated Loans shall be made on the basis of the Pro Rata Share of each Syndicated Lender, provided that, notwithstanding anything otherwise provided for herein or in the Credit Agreement, no adjustment shall be made to any Lender's share of Existing Bankers' Acceptances and the Existing Bankers' Acceptances shall continue to be Syndicated Loans deemed to be made by the Lenders other than ATB and NBC;

(b) for certainty, if and to the extent that the Existing Bankers' Acceptances are subject to a Rollover or a Conversion after the Effective Date, all Lenders shall fund their amended Pro Rata Share of such Rollover or Conversion;

(c) while any Existing Bankers' Acceptances are outstanding, no Lender shall participate in any other Syndicated Loans to the extent that such participation would result in such Lender exceeding its Syndicated Commitment or being owed more than its Pro Rata Share of all outstanding Syndicated Loans; and

(d) for so long as the Lenders' respective shares of outstanding Syndicated Loans do not match their respective Pro Rata Shares as a result of the foregoing provisions, the applicable provisions of the Credit Agreement (including as amended hereby) relating to determination and payments of amounts owing to the Lenders on a Pro Rata Basis shall be adjusted accordingly.

2.5 The Borrower acknowledges that the provisions of Section 2.4 relating to Existing Bankers' Acceptances which contemplate Syndicated Loans being made by the Lenders other than on a Pro Rata Basis are intended to be temporary until the Existing Bankers' Acceptances are no longer outstanding. Accordingly, the Borrower covenants and agrees that, notwithstanding anything otherwise provided for in the Credit Agreement, until such time as the Lenders share in all outstanding Syndicated Loans on a Pro Rata Basis, the Borrower shall, in making Drawdowns, Rollovers and Conversions under the Credit Agreement, select terms of borrowing (including, without limitation, applicable amounts, BA Periods and LIBOR Periods) as shall permit the Lenders to share in all outstanding Syndicated Loans on a Pro Rata Basis as soon as reasonably practicable after the Effective Date hereof (and for such purpose the Borrower agrees to consult with and cooperate with the Agent).

3. Other Amendments

3.1 Section 2.1(d) of the Credit Agreement is hereby amended by adding the phrase "(which, for clarity, and without limitation to Article 11 or any of the other provisions of this Agreement, shall be repayable in accordance with the provisions of Section 6.1 and Section 6.2)" after the phrase "non-revolving reducing credit facility" in the first sentence of Section 2.1(d).

3.2 Section 6.1(a) of the Credit Agreement is hereby amended by deleting the phrase "on each of the next 10 Quarterly Reduction Dates thereafter," and substituting therefor the phrase "on each Quarterly Reduction Date thereafter until and including the Quarterly Reduction Date immediately prior to the Maturity Date,".

3.3 Section 14.1(e) of the Credit Agreement is hereby amended by deleting the portion of Section 14.1(e) which follows the semi-colon in sub-clause (ix) and substituting therefor the following:

> "shall require the unanimous consent in writing of all the Lenders unless the express terms of this Agreement permit such matter to be consented to, determined or otherwise decided by the Super Majority Lenders, in which case such matter (including any applicable consent, request, designation, exercise of a right or other determination or decision permitted hereunder to be effected by the Super Majority Lenders) shall only require the consent of the Super Majority Lenders in writing; and any amendment or waiver which does not fall within any of (i) to (ix) immediately above, inclusive, and which changes or relates to the rights or obligations of the Agent or the Swing Line Lender, shall require (i) the agreement of the Majority Lenders thereto in writing, (ii) the agreement of the Agent or the Swing Line Lender, as applicable, thereto in writing, and (iii) the agreement of the Borrower thereto in writing.".

4. Conditions Precedent to Effectiveness

4.1 As conditions precedent to this Agreement becoming effective, the Borrower shall deliver or cause to be delivered to the Agent the following:

(a) an executed copy of this Agreement;

(b) executed confirmations of all outstanding Guarantees and related Security Documents in the form appended to this Agreement;

(c) the Borrower shall execute and deliver to the Agent:

(i) a supplemental debenture which increases to Cdn. $600,000,000 the principal amount of the floating charge demand debenture which has been issued by the Borrower in favour of the Agent, together with a replacement deposit instrument in respect thereof; and

(ii) an amending agreement to confirm the general security agreement entered into between the Borrower and the Agent;

(d) a supplemental debenture from each Material Subsidiary which increases to Cdn. $600,000,000 the principal amount of the floating charge demand debenture which has been issued by such Material Subsidiary in favour of the Agent, together with a replacement deposit instrument in respect thereof;

(e) a certified copy of the resolutions of the board of directors or equivalent of the Borrower and each Material Subsidiary authorizing the execution, delivery and performance of the Loan Documents referred to in Sections 4.1(a), (b), (c) and (d) to which it is a party;

(f) the Agent shall have received evidence satisfactory to the Agent and its counsel that:

(i) all regulatory, court, securityholders and other third party approvals required for the implementation of the Plan of Arrangement shall have been obtained and all other conditions required for such implementation shall have been satisfied;

(ii) without limitation to Section 4.1(f)(i), all debenture obligations of Blizzard Energy Inc. to Encana Oil & Gas Partnership and/or Encana Corporation and all security held by Encana Oil & Gas Partnership and/or Encana Corporation with respect to Blizzard or any property or assets of Blizzard Energy Inc., other than the property and assets transferred to Zenas Energy Corp. pursuant to the Plan of Arrangement, shall have been fully released and discharged;

(iii) the Plan of Arrangement has been implemented and become effective; and

(iv) the Amalgamation has been effected;

(g) a favourable opinion of the Borrower's Counsel addressed to the Agent and the Lenders and relating to the Borrower, each Material Subsidiary, the execution, delivery and enforceability of the Loan Documents referred to in Sections 4.1(a), (b), (c) and (d) and such other matters as may be reasonably requested by the Agent or its counsel;

(h) a favourable opinion of the Lenders' counsel addressed to the Agent and the Lenders and relating to the enforceability of the Loan Documents referred to in Sections 4.1(a), (b), (c) and (d) and such other matters as may be reasonably requested by the Agent;

(i) payment of an arrangement fee in the amount of **[the wording was intentionally removed due to confidentiality]** to the Agent on behalf of the Lenders in consideration of the Lenders increasing their Syndicated Commitments; and

(j) such other documents, consents, acknowledgements and agreements as may be reasonably requested by the Agent or its counsel.

4.2 In addition, the following additional conditions precedent must also be satisfied or waived by the Lenders in writing:

(a) no Material Adverse Effect shall have occurred since March 31, 2005;

(b) the Agent shall have received payout information from The Bank of Nova Scotia in respect of Blizzard Energy Inc.'s existing credit facilities, and shall have received confirmation satisfactory to the Agent that on the Effective Date such indebtedness shall be paid in full and such existing facilities and all security and other agreements and guarantees thereunder shall unconditionally terminate and that all registrations at public offices made in respect thereof shall be discharged; and

(c) the Agent shall have received a compliance certificate (with such modifications thereto as permitted by the Agent).

4.3 The conditions precedent set out in Sections 4.1 and 4.2 are intended for the sole benefit of the Lenders and may be waived only by the unanimous consent of the Lenders. If such conditions have not been satisfied or waived by August 15, 2005 (or such later date as the Lenders and the Borrower may agree upon in writing), then, notwithstanding anything otherwise herein contained, this Agreement shall terminate and be null and void and shall have no force or effect whatsoever.

4.4 All Loan Documents, certificates, reports, opinions and other documentation which the Lenders are entitled to receive hereunder from time to time shall be in form and substance satisfactory to the Lenders and their counsel, acting reasonably, and shall be provided with sufficient numbers to enable the Agent to distribute at least one original thereof to each Lender.

5. Representations and Warranties

The Borrower represents and warrants to the Agent and the Lenders as follows:

(a) the Borrower is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation or amalgamation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material

properties owned by it makes registration necessary and has the capacity and power to own its own property and assets, to carry on business, to execute and deliver this Agreement and the Security Documents referred to in Section 4.1(c), to comply with the provisions hereof and to duly perform and observe all of its obligations hereunder and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action;

(b) the representations and warranties in Section 8.1(a) of the Credit Agreement which are applicable to the Material Subsidiaries are true and correct with respect to the Material Subsidiaries as if made on the date hereof;

(c) prior to the Amalgamation, the only jurisdictions in which Blizzard Energy Inc. had any material assets or property were the provinces of Alberta and British Columbia, and the only jurisdiction in which Outlook Energy Corp. had any material assets or property was the Province of Alberta;

(d) none of the execution, delivery or performance by the Borrower of this Agreement or the Security Documents referred to in Section 4.1(c), nor the execution, delivery or performance by any Material Subsidiary of the Loan Documents referred to in Sections 4.1(b) or (d), will violate any provision of:

(i) any applicable Law or Governmental Authorization of any Governmental Authority having jurisdiction; or

(ii) the Borrower's or any Material Subsidiary's constating documents, or any agreement, deed, undertaking or instrument to which the Borrower or any Material Subsidiary is a party or by which it or its assets are bound except for any such violation which would not have a Material Adverse Effect;

(e) this Agreement constitutes a legal, valid and binding obligation of the Borrower enforceable in accordance with the terms, subject to the exceptions referred to in the opinion of Borrower's counsel referred to in Section 4 of this Agreement; and

(f) no Default or Event of Default has occurred and is continuing.

Section 8.3 of the Credit Agreement shall apply *mutatis mutandis* to the representations and warranties set out in this Agreement.

6. Confirmation of the Credit Agreement other Loan Documents

The Credit Agreement and the other Loan Documents and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Loan Documents is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective as of the date hereof.

7. Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are reasonably required by the Agent in order to effect the full extent of and fully perform and carry out the terms of this Agreement.

8. Counterparts and Facsimile Execution

This Agreement may be executed in any number of counterparts in either original or facsimile form, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

THE BORROWER:

SHININGBANK ENERGY LTD.

Per: (signed)
Name: BRUCE K. GIBSON
Title: Vice President, Finance and Chief Financial Officer

THE AGENT:

THE TORONTO-DOMINION BANK, as Agent

Per: (signed)

THE LENDERS:

THE TORONTO-DOMINION BANK	**THE BANK OF NOVA SCOTIA**
Per: (signed)	Per: (signed)
Per: (signed)	Per: (signed)
BANK OF MONTREAL	**CANADIAN IMPERIAL BANK OF COMMERCE**
Per: (signed)	Per: (signed)
Per: (signed)	Per: (signed)
NATIONAL BANK OF CANADA	**ALBERTA TREASURY BRANCHES**
Per: (signed)	Per: (signed)
Per: (signed)	Per: (signed)

CONFIRMATION OF GUARANTEES AND SECURITY

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby confirms and agrees that the Guarantees and Security Documents executed and delivered by it are and shall remain in full force and effect in all respects notwithstanding the amendments and supplements contained in the above Second Amending Agreement (or any of the transactions contemplated thereby) or the First Amending Agreement and continue to apply to all of the Obligations (as defined in the Guarantees). This Confirmation is in addition to and shall not limit, derogate from or otherwise affect the provisions of the Guarantees including, without limitation, Section 2, 3 and 4 of the Guarantees. Capitalized terms used in this Confirmation of Guarantees and Security without express definition shall have the same meanings herein as are ascribed thereto in the above Second Amending Agreement. This Confirmation may be executed in any number of counterparts in either original or facsimile form, all of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

SHININGBANK LIMITED PARTNERSHIP, by its General Partner, SHININGBANK ENERGY LTD.

Per: ______________________________
Name: BRUCE K. GIBSON
Title: Vice President, Finance and Chief Financial Officer

1130243 ALBERTA INC., in its capacity as trustee for and on behalf of SHININGBANK OPERATING TRUST

Per: ______________________________
Name: DAVID M. FITZPATRICK
Title: President

1130243 ALBERTA INC.

Per: ______________________________
Name: DAVID M. FITZPATRICK
Title: President

SHININGBANK HOLDINGS CORPORATION

Per: ______________________________
Name: BRUCE K. GIBSON
Title: Vice President, Finance and Chief Financial Officer

SCHEDULE A
COMMITMENTS AND ADDRESSES

LENDER	SYNDICATED COMMITMENT	SWING LINE COMMITMENT	TOTAL COMMITMENT

[intentionally removed due to confidentiality]

FIRST AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made April 18, 2005.

AMONG:

SHININGBANK ENERGY LTD.
as Borrower (the "**Borrower**")

OF THE FIRST PART

- and-

THE TORONTO-DOMINION BANK
as Administration Agent (the "**Agent**")

OF THE SECOND PART

- and-

THE PERSONS NAMED ON THE SIGNATURE PAGES HEREOF
as Lenders (hereinafter collectively referred to as the "**Lenders**" and sometimes individually referred to as a "**Lender**")

OF THE THIRD PART

WHEREAS the parties hereto are parties to the Credit Agreement;

AND WHEREAS the parties hereto have agreed to amend certain provisions of the Credit Agreement as hereinafter set forth;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

1. Interpretation

1.1 In this Agreement and the recitals hereto, unless something in the subject matter or the context is inconsistent therewith:

(a) "**Agreement**" means this agreement, as amended, modified, supplemented or restated from time to time; and

(b) "**Credit Agreement**" means the Restated Credit Agreement dated as of December 31, 2004 between the Borrower, the Agent and the Lenders.

1.2 Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3 The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder" and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemented hereto. Unless otherwise indicated, all references to "Sections" refer to Sections of this Agreement.

1.4 This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

2. Amendments and Confirmations

2.1 Section 1.1 of the Credit Agreement is hereby amended as follows:

(a) the definition of "Loan Limit" is deleted and replaced with the following:

> ""**Loan Limit**" means Cdn. $250,000,000 (or the U.S. Equivalent thereof) and shall be subject to reduction and adjustment in accordance with the provisions hereof;" and

(b) the definition of "Term-Out Date" is deleted and replaced with the following:

> ""**Term-Out Date**" means April 27, 2006 (subject to one or more extensions in accordance with Section 2.2, which, in the event of any Partial Extension, will result in different Term-Out Dates among the Lenders as provided for in Section 2.2(f));".

2.2 In accordance with Section 2.8(a) of the Credit Agreement, the parties hereto confirm and agree that the Borrowing Base is Cdn. $250,000,000 or the U.S. Equivalent.

2.3 Schedule "A" to the Credit Agreement is hereby deleted in its entirety and Schedule "A" attached hereto is substituted therefor.

3. Additional Fees

In consideration of the Lenders entering into this Agreement and agreeing to increase their Syndicated Commitments in accordance with the new Schedule "A" attached hereto, the Borrower agrees to pay the Lenders an upfront fee of **[the wording was intentionally removed due to confidentiality]**. The amount payable to each Lender shall be **[the wording was intentionally removed due to confidentiality]** of the incremental amount of such Lender's Syndicated Commitment and shall be payable on the date hereof by payment to the Agent on behalf of the Lenders.

4. Representations and Warranties

The Borrower represents and warrants to the Agent and the Lenders as follows:

(a) the Borrower is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation or amalgamation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary and has the capacity and power to own its own property and assets, to carry on business, to execute and deliver this Agreement, to comply with the provisions hereof and to duly perform and observe all of its obligations hereunder and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action;

(b) the execution, delivery and performance by the Borrower of this Agreement will not violate any provision of:

(i) any applicable law or Governmental Authorization of any Governmental Authority having jurisdiction; or

(ii) its constating documents, or any agreement, deed, undertaking or instrument to which the Borrower is a party or by which it or its assets are bound except for any such violation which would not have a Material Adverse Effect;

(c) this Agreement constitutes, a legal, valid and binding obligation of the Borrower enforceable in accordance with the terms, subject to the exceptions referred to in the opinion of Borrower's counsel referred to in Section 6 of this Agreement; and

(d) no Default or Event of Default has occurred and is continuing.

Section 8.3 of the Credit Agreement shall apply *mutatis mutandis* to the representations and warranties set out in this Agreement.

5. Confirmation of the Credit Agreement other Loan Documents

The Credit Agreement and the other Loan Documents and all covenants, terms and provisions thereof, except as expressly amended and supplemented by this Agreement, shall be and continue to be in full force and effect and the Credit Agreement as amended and supplemented by this Agreement and each of the other Loan Documents is hereby ratified and confirmed and shall from and after the date hereof continue in full force and effect as herein amended and supplemented, with such amendments and supplements being effective as of the date hereof.

6. Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are reasonably required by the Agent in order to effect the full extent of and fully perform and carry out the terms of this Agreement. Without limiting the generality of the foregoing, the Borrower shall deliver, concurrent with the execution hereof, an opinion, satisfactory to the Agent, acting reasonably, of the Borrower's counsel addressed to the Agent and the Lenders and relating to the Borrower, the execution, delivery and enforceability of this Agreement and such other matters as may be reasonably requested by the Agent or its counsel.

7. Counterparts and Facsimile Execution

This Agreement may be executed in any number of counterparts in either original or facsimile form, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

THE BORROWER:

SHININGBANK ENERGY LTD.

Per: (signed)
Name: DAVID M. FITZPATRICK
Title: President and Chief Executive Officer

Per: (signed)
Name: BRUCE K. GIBSON
Title: Vice President, Finance and Chief Financial Officer

THE AGENT:

THE TORONTO-DOMINION BANK, as Agent

Per: (signed)

THE LENDERS:

THE TORONTO-DOMINION BANK

Per: (signed)

Per: (signed)

BANK OF MONTREAL

Per: (signed)

Per: (signed)

THE BANK OF NOVA SCOTIA

Per: (signed)

Per: (signed)

CANADIAN IMPERIAL BANK OF COMMERCE

Per: (signed)

Per: (signed)

SCHEDULE A
COMMITMENTS AND ADDRESSES

LENDER	SYNDICATED COMMITMENT	SWING LINE COMMITMENT	TOTAL COMMITMENT

[intentionally removed due to confidentiality]

RESTATED CREDIT AGREEMENT

BETWEEN:

SHININGBANK ENERGY LTD.
AS BORROWER

- and -

THE TORONTO-DOMINION BANK
AS ADMINISTRATION AGENT

- and -

THE PERSONS
NAMED ON THE SIGNATURE PAGES HERETO
AS LENDERS

DATED AS OF THE 31st DAY OF DECEMBER, 2004

THE TORONTO-DOMINION BANK
as Lead Arranger and Book Manager

557097.v6

TABLE OF CONTENTS

TABLE OF CONTENTS

(continued)

Page

TABLE OF CONTENTS

(continued)

RESTATED CREDIT AGREEMENT

THIS AGREEMENT dated as of the 31st day of December, 2004.

BETWEEN:

SHININGBANK ENERGY LTD., a corporation subsisting under the laws of the Province of Alberta, as Borrower

OF THE FIRST PART

\- and -

THE TORONTO-DOMINION BANK, a Canadian chartered bank, as Agent

OF THE SECOND PART

\- and -

THE PERSONS NAMED ON THE SIGNATURE PAGES HERETO, as Lenders

OF THE THIRD PART

WHEREAS the Borrower, the Agent and the Lenders have entered into the Original Credit Agreement pursuant to which certain credit facilities have been made available to the Borrower.

AND WHEREAS the Borrower has requested and the Lenders have agreed that the parties enter into this Agreement to amend and restate the Original Credit Agreement as herein provided.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the meanings set forth below (unless something in the subject matter or context is inconsistent therewith):

"**Administrative Services Agreement**" means the Administrative Services Agreement dated as of October 9, 2002 between the Borrower and the Fund, as such agreement may, subject to compliance with Section 9.3(n), hereafter be amended, modified, supplemented or restated from time to time;

"**Affiliate**" means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by or is under common control with such Person; and a Person shall be deemed to be "controlled by" any other Person if such other Person possesses, directly or indirectly, (i) the power to vote greater than 50% of the securities or other voting rights (on a fully-diluted basis) having ordinary voting power for the election or appointment of directors, managing partners, general partners or trustees, or (ii) the power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise;

"**Agency Agreement**" means the agency fee agreement dated May 4, 2001 between the Borrower and the Agent in connection with this Agreement;

"**Agent**" means The Toronto-Dominion Bank in its capacity as administration agent for the Lenders hereunder, or any Successor Agent appointed pursuant to Section 14.10;

"**Agent's Accounts**" means the accounts at the Agent's Branch which are designated by the Agent as the accounts through which the Lenders make Loans hereunder;

"**Agent's Branch**" means the branch of the Agent located at International Centre, 5th Floor, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario or such other branch or office of the Agent in Canada as the Agent may, from time to time, designate with the concurrence of the Borrower;

"**Applicable Pricing Margin**" means, as regards any Loan or the standby fees payable in accordance with Section 3.5, the percentage rate per annum set forth opposite the applicable Debt to Cash Flow Ratio:

Debt to Cash Flow Ratio	BA Stamping Fee / LIBOR Margin	Prime Margin / USBR Margin	Standby Fee	LC Fee	TC Fee
≤ 1.00	**[intentionally removed due to confidentiality]**				
> 1.00 to 1.50					
> 1.50 to 2.00					
> 2.00 to 2.50					
> 2.50					

provided that:

(a) during the Term Period, each of the Applicable Pricing Margins for Prime Loans, USBR Loans, LIBOR Loans and BA Issues (being the margins in columns two and three above) shall increase by an additional 0.25% per annum;

(b) any change in the Applicable Pricing Margin shall become effective on the first day of the calendar month immediately following the date on which the Borrower delivers the Fund's Financial Statements (and accompanying Compliance Certificate) which reflect such Debt to Cash Flow Ratio; provided that if the Borrower fails to deliver the applicable Financial Statements of the Fund and Compliance Certificate, then the Applicable Pricing Margin shall be based upon the last row of the above chart for the period from the last date for delivery of

such statements and Compliance Certificate until such statements and Compliance Certificate are delivered as required hereby;

"**BA Discount Proceeds**" means, in respect of any Bankers' Acceptance, the amount obtained by multiplying (i) the aggregate face amount of such Bankers' Acceptance by (ii) the amount (rounded up or down to the fifth decimal place with .000005 being rounded up) determined by dividing one by the sum of one plus the product of (A) the BA Discount Rate, and (B) a fraction the numerator of which is the number of days in the BA Period of such Bankers' Acceptance and the denominator of which is 365;

"**BA Discount Rate**" means:

(a) with respect to an issue of Bankers' Acceptances accepted by a Schedule I Lender, the CDOR Rate;

(b) with respect to an issue of Bankers' Acceptances accepted by a Lender that is a Schedule II Lender or a Schedule III Lender, the lesser of: (i) the rate set out in clause (a) immediately above plus one-tenth of one percent (0.10%); and (ii) the annual rate, expressed as a percentage, as being the average discount rate for bankers' acceptances having a comparable face value and a comparable issue and maturity date to the face value and issue and maturity date of such issue of Bankers' Acceptances, expressed on the basis of a year of 365 days, quoted by the BA Reference Lenders, for the purchase by such Lenders of Bankers' Acceptances accepted by them, at or about 10:00 a.m. (Toronto time) on the date of issue of such Bankers' Acceptances; and

(c) with respect to a BA Equivalent Loan:

   (i) made by a Schedule I Lender, the CDOR Rate; and

   (ii) made by any other Lender, the rate set out in clause (b) immediately above;

"**BA Equivalent Loan**" means a Loan made by a Non-BA Lender and evidenced by a Discount Note;

"**BA Issue**" means a Drawdown of or Conversion or Rollover into Cdn. Dollars made available by way of Bankers' Acceptances;

"**BA Period**" means, in relation to a BA Issue, the term to maturity selected by the Borrower hereunder, commencing on the date that the relevant Bankers' Acceptances are issued in connection with such BA Issue; provided, however, that:

(a) each BA Period shall have a term of approximately one, two, three or six months (or such shorter or longer period as may be agreed to by the Lenders) and shall be subject to the availability of a market for bankers' acceptances of such term;

(b) the last day of each BA Period shall be also the first day of the next BA Period in the case of a Rollover;

(c) the last day of each BA Period shall be a Banking Day and if the last day of a BA Period selected by the Borrower is not a Banking Day the Borrower shall be deemed to have selected a BA Period the last day of which is the Banking Day next following the last day of the BA Period selected unless such next following Banking Day falls in the next calendar month in which event the Borrower shall be deemed to have selected a BA Period the last day of which is the Banking Day next preceding the last day of the BA Period selected by the Borrower; and

(d) the last day of all BA Periods for all BA Issues outstanding under the Credit Facility shall expire on or prior to the Maturity Date;

"**BA Reference Lenders**" means up to two Schedule II Lenders or Schedule III Lenders which are designated as such by the Agent and the Borrower from time to time (it being agreed that the Agent and the Borrower may at any time terminate the designation of a Lender as a BA Reference Lender and designate another Schedule II or Schedule III Lender as a BA Reference Lender in its place by deliver to the lenders of a written notification to such effect executed by the Agent); provided that, if a Person ceases to be a Lender hereunder, then such Person shall thereupon cease to be a BA Reference Lender without further action;

"**BA Stamping Fee**" means the fee charged by the Lenders for endorsing a Bankers' Acceptance which shall be calculated in accordance with Section 3.4;

"**Bankers' Acceptance**" means a non-interest bearing draft drawn by the Borrower in Cdn. Dollars, accepted by a Lender and issued for value pursuant to this Agreement and includes a depository bill under the DBNA and a bill of exchange under the *Bills of Exchange Act* (Canada);

"**Banking Day**" means:

(a) in relation to a LIBOR Loan, a day on which banks are open for business in Calgary (Alberta), Toronto (Ontario), New York (New York) and London (England);

(b) in relation to a USBR Loan, a day on which banks are open for business in Calgary (Alberta), Toronto (Ontario) and New York (New York); and

(c) for all other purposes, a day on which banks are open for business in Calgary (Alberta) and Toronto (Ontario);

but does not, in any event, include a Saturday or a Sunday;

"**boe**" means barrel of oil equivalent determined by converting volumes of natural gas to barrels of oil using the ratio of 10 thousand cubic feet of natural gas to one barrel of oil;

"**Borrower**" means Shiningbank Energy Ltd., a corporation subsisting under the laws of the Province of Alberta;

"**Borrower Royalty**" means, collectively, the royalty payable by the Borrower to the Fund pursuant to the Borrower Royalty Agreement and all rights of the Fund with respect thereto and all other rights and benefits of the Fund under or pursuant to the Borrower Royalty Agreement, including, without limitation, all rights to receive any payments other than or in addition to the royalty payable thereunder;

"**Borrower Royalty Agreement**" means the royalty agreement dated July 31, 1996 between the Borrower and Montreal Trust Company of Canada, as trustee of the Fund, as amended and restated as of February 28, 2003 and, subject to compliance with Section 9.3(n), as such agreement may hereafter be amended, modified, supplemented or restated from time to time;

"**Borrower's Accounts**" means the accounts of the Borrower maintained at the branch of The Toronto-Dominion Bank located at Two Calgary Place, 340 - 5th Avenue S.W., Calgary, Alberta or such other branch or office in Canada as the Borrower may, from time to time, designate with the concurrence of the Agent;

"**Borrowing Base**" has the meaning ascribed to that term in Section 2.8(a);

"**Borrowing Base Assets**" means, at any time, Proven Producing Reserves in the Canadian sedimentary basin or any other P&NG Rights acceptable to the Super Majority Lenders based on their customary lending practices which in each case are not subject to any Lien other than that created by the Security Documents and other Permitted Liens, and in respect of which the Borrower or a Borrowing Base Subsidiary has good and marketable title, subject only to minor title defects;

"**Borrowing Base Subsidiary**" means a Material Subsidiary in respect of which:

(a) the Fund directly or indirectly through one or more Subsidiaries owns 100% of the share capital of or other equity interests in such Material Subsidiary;

(b) the Borrower has complied with its obligations under Section 9.2(m) with respect to such Material Subsidiary, including causing such Material Subsidiary and the Fund to execute and deliver and otherwise provide or cause to be provided all security and other documents requested by the Agent pursuant to Section 9.2(m); and

(c) if any shares or other equity interests of such Material Subsidiary are indirectly owned by the Fund through one or more Subsidiaries (each such Subsidiary, including any intermediary Subsidiaries, being referred to as an "**Applicable Subsidiary**"), the Borrower shall have provided written notice to the Agent of each Applicable Subsidiary and upon the request of the Agent the Borrower shall have caused each such Applicable Subsidiary to guarantee the repayment of the Loan Indebtedness and the Secured Swap Obligations and the performance of the Borrower's other obligations under the Loan Documents and the Swaps and

provide security in the manner contemplated by Section 9.2(m) as if such Applicable Subsidiary was a Material Subsidiary, which provisions shall apply *mutatis mutandis*;

"**Capital Lease Obligations**" means, as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person and, for purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof;

"**Cash Flow**" means, as of the last day of any Fiscal Quarter, the annualized cash flow for such Fiscal Quarter calculated by multiplying the total of the following amounts (such total to be determined by addition and subtraction, as indicated) by four:

(a) the net income of the Fund for such Fiscal Period as shown in the Fund's Financial Statements; plus

(b) all non-cash expenses and losses (including depreciation and depletion expense and provision for future site restoration) deducted in computing such net earnings; plus

(c) all Taxes (including deferred taxes) deducted in computing such net income (to the extent such Taxes are non-cash items and are not included in (b) immediately above); plus

(d) all extraordinary losses deducted in computing such income; less

(e) all non-cash gains added in computing such net income; less

(f) all extraordinary gains added in computing such net income;

with all of the amounts in (a) to (f) immediately above being determined in accordance with GAAP on a consolidated basis;

"**Cdn. Dollars**" and "**Cdn. $**" mean lawful money of Canada for the payment of public and private debts;

"**Cdn. Equivalent**" means, at any time and in relation to any amount in U.S. Dollars, the amount obtained by converting such amount into Cdn. Dollars at the Spot Rate;

"**CDOR Rate**" means, on any day:

(a) for Bankers' Acceptances which have a term to maturity of 1, 2, 3 or 6 months, the annual rate of interest determined by the Agent which is equal to the average of the yield rates per annum applicable to Cdn. Dollar bankers' acceptances having identical issue and comparable maturity dates as the Bankers' Acceptances proposed to be issued by the Borrower, displayed and identified as such on the Reuters Screen Page CDOR at approximately 10:00 a.m. (Toronto time) on such

day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Agent after 10:00 a.m. (Toronto time) to reflect any error in a posted rate of interest or in the posted average annual rate of interest); provided, however, if such rates do not appear on such Reuters Screen Page CDOR, then the "CDOR Rate" shall be the discount rate applicable to Cdn. Dollar bankers' acceptances having identical issue and comparable maturity dates and in a comparable amount to the Bankers' Acceptances proposed to be issued by the Borrower quoted by the Agent as of 10:00 a.m. (Toronto time) on such day for the purchase of bankers' acceptances accepted by the Agent, or if such day is not a Banking Day, then on the immediately preceding Banking Day; and

(b) for Bankers' Acceptances which do not have a term to maturity of 1, 2, 3 or 6 months, the discount rate applicable to Cdn. Dollar bankers' acceptances having identical issue and comparable maturity dates and in a comparable amount to the Bankers' Acceptance proposed to be issued by the Borrower quoted by the Agent as of 10:00 a.m. (Toronto time) on such day for bankers acceptances accepted by the Agent, or if such day is not a Banking Day, then on the immediately preceding Banking Day;

"**Collateral**" means all of the present and future property, assets and undertaking of the Borrower and the Material Subsidiaries;

"**Commitment**" means, in relation to a Lender other than the Swing Line Lender, its Syndicated Commitment, and in respect of the Swing Line Lender, the aggregate of its Syndicated Commitment and its Swing Line Commitment;

"**Compliance Certificate**" means an Officer's Certificate, in substantially the form attached as Schedule B, relating to certain compliance matters;

"**Conversion**" means a conversion of one type of Loan into another type of Loan in the same currency pursuant to this Agreement;

"**Conversion Date**" means the date on which a Conversion occurs;

"**Credit Facility**" means the credit facility established by this Agreement;

"**Current Ratio**" means, as at the last day of a Fiscal Quarter, the ratio of current assets to current liabilities as determined by the applicable Financial Statements of the Fund; provided that, for the purposes only of such calculation, (i) the undrawn portion of the Credit Facility (after all reductions to the Loan Limit pursuant to the provisions hereof) shall be treated as advanced to the Borrower and included in current assets but no part of the Credit Facility shall be included in current liabilities, (ii) no amount of the Royalties or Subordinated Indebtedness shall be included in current liabilities other than the Unitholder Distribution Amount as at the end of the applicable Fiscal Quarter, which Unitholder Distribution Amount shall be deemed to be included in current liabilities, and (iii) no proceeds received by the Fund from equity offerings or other financing activities shall be included in current assets except to the extent such amounts have been contributed to the Borrower or SLP pursuant to the deferred purchase payments under the

Royalty Agreements or loaned by the Fund to the Borrower or SLP as Subordinated Indebtedness;

"**DBNA**" means the Depository Bills and Notes Act (Canada);

"**Debt**" means, with respect to the Fund, the Borrower and/or any Material Subsidiaries, as applicable, the following as determined in accordance with GAAP on a consolidated basis and without duplication:

(a) indebtedness for borrowed money including the Loan Indebtedness;

(b) obligations arising pursuant to bankers' acceptances (including payment and reimbursement obligations in respect thereof), tender cheques or letters of credit and letters of guarantee supporting obligations which would otherwise constitute Debt within the meaning of this definition or indemnities issued in connection therewith;

(c) obligations under Guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness for borrowed money of any other Person or the obligations of any other Person which would otherwise constitute Debt within the meaning of this definition and all other obligations incurred for the purpose of or having the effect of providing Financial Assistance to another Person in respect of indebtedness for borrowed money or such other Debt obligations, including, without limitation, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(d) all indebtedness representing the deferred purchase price of any property, and all Purchase Money Obligations and Capital Lease Obligations; and

(e) any amount by which current liabilities exceed current assets;

provided, however, that the Royalties and Subordinated Indebtedness shall be deemed not to be Debt, except that, for the purposes of calculating the Debt to Cash Flow Ratio as at the end of each Fiscal Quarter, the Unitholder Distribution Amount as at the end of the applicable Fiscal Quarter (and no other portion of the Royalties or Subordinated Indebtedness) shall be deemed to constitute Debt and shall be included in current liabilities for the purposes of subparagraph (e) of this definition;

"**Debt to Cash Flow Ratio**" means, as of the last day of a Fiscal Quarter, the ratio of Debt to Cash Flow at such date as determined by reference to the Fund's Financial Statements;

"**Deductible Production Costs**" means (i) with respect to the Borrower, the Borrower Royalty Agreement or any Borrower Royalty Payment, "Deductible Production Costs" as defined in the Borrower Royalty Agreement, and (ii) with respect to SLP, the SLP Royalty Agreement or any SLP Royalty Payment, "Deductible Production Costs" as defined in the SLP Royalty Agreement;

"**Default**" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

"**Designated Lending Branch**" means, in relation to a Lender, the branch or office designated from time to time in writing to the Agent by such Lender as the branch or office from which such Lender funds its Pro Rata Share of the Loans and to which the Agent is to forward payments by the Borrower hereunder, the initial branch or office being as set forth opposite such Lender's name on the signature pages hereof;

"**Direct Loan**" means a Prime Loan, a USBR Loan or a LIBOR Loan;

"**Discount Note**" means a non-interest bearing promissory note of the Borrower, denominated in Cdn. Dollars, issued by the Borrower to a Non-BA Lender, substantially in the form attached as Schedule C;

"**Disposition Supplement**" has the meaning ascribed thereto in Section 9.3(b);

"**Distribution**" means:

(a) any declaration or payment of dividends or other income, capital or equity distributions by the Borrower or a Material Subsidiary other than to the Borrower or a Material Subsidiary;

(b) any redemption, retraction, purchase or other acquisition of shares or other equity interests of the Borrower or a Material Subsidiary other than a redemption, retraction, purchase or other acquisition by the Borrower or a Material Subsidiary from the Borrower or a Material Subsidiary; and

(c) any payment of principal or other amounts (other than interest) in respect of Debt (other than Loan Indebtedness) owed to a shareholder of the Borrower or an Affiliate of such shareholder other than payments to the Borrower or a Material Subsidiary;

but excluding, for certainty, any payment of the Royalties by the Borrower or SLP;

"**Drawdown**" means any Loan which results in an increase in the Outstanding Principal;

"**Drawdown Date**" means the date on which a Drawdown occurs;

"**Effective Date**" means the date on which all of the conditions set forth in Section 10.1 have been satisfied (or waived by the Lenders in accordance with Section 10.3);

"**Engineering Report**" means a report prepared by an independent petroleum engineer or engineers approved by the Agent, acting reasonably, to be dated effective on or about January 1 of the calendar year in which such report is to be delivered by the Borrower pursuant to Section 9.2(d), which report (i) covers all of the major P & NG Rights of the Borrower and the Material Subsidiaries, (ii) is certified by the independent petroleum

engineer or engineers, (iii) is prepared in accordance with established criteria generally accepted in the oil and gas industry and standards customarily used by such independent petroleum engineer or engineers in making determinations and appraisals, (iv) is based upon assumptions, methods of calculation, estimates and projections fully disclosed in such report which are satisfactory to the Agent, acting reasonably, and (v) contains a statement of any changes in assumptions, methods of calculations or data base from the previous report delivered by the Borrower pursuant to Section 9.2(d) or otherwise pursuant hereto;

"**Environment**" means each and every component of the earth, including, without limitation, all layers of the atmosphere, air, land (including, without limitation, all underground spaces and cavities and all lands submerged under water), soil, water (including, without limitation surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition;

"**Environmental Claims**" means any and all administrative, regulatory or judicial actions, suits, demands, claims, Liens, notices of non-compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including, without limitation:

(a) any claim by a Governmental Authority for enforcement, clean-up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and

(b) any claim by a Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the Environment;

"**Environmental Laws**" means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including with respect to occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods;

"**Event of Default**" means each of the events described in Section 11.1;

"**Existing Security**" means the following Security Documents:

(a) the Demand Debenture (Oil and Gas) and related Deposit Instrument dated May 4, 2001 from the Borrower;

(b) the General Security Agreement dated May 4, 2001 from the Borrower;

(c) the First Supplemental Debenture dated October 9, 2002 and the Second Supplemental Debenture dated April 22, 2004 between the Borrower and the Agent;

(d) the First GSA Amending Agreement dated October 9, 2002 and the Second GSA Amending Agreement dated April 22, 2004 between the Borrower and the Agent;

(e) the Designated Subsidiary Guarantees dated April 22, 2004 from each of Shiningbank Energy Partnership and 566940 Alberta Ltd.;

(f) the Demand Debenture (Oil and Gas) and related Deposit Instrument dated April 22, 2004 from Shiningbank Energy Partnership;

(g) the General Security Agreements dated April 22, 2004 from each of Shiningbank Energy Partnership and 566940 Alberta Ltd.;

"**Extending Lenders**" has the meaning ascribed thereto in Section 2.2(b);

"**Extension Request**" means a written request from the Borrower to the Agent, in substantially the form attached as Schedule D, requesting an extension of the Revolving Period;

"**Federal Funds Rate**" means, for any day, the rate of interest per annum set forth in the weekly statistical release designated as H.15(519), or any successor publication, published by the Federal Reserve Board (including any such successor), "H.15(519)" for such day opposite the caption "Federal Funds (Effective)";

"**Financial Assistance**" means providing or agreeing to provide (either directly or indirectly) financial assistance to any Person including, without limitation, financial assistance by way of a loan, Guarantee, share purchase, equity contribution or any credit support arrangement of any nature whatsoever;

"**Financial Statements**" means the financial statements of Fund, the financial statements of the Borrower or the Financial Statements of the Material Subsidiaries, as the context requires, which shall be consolidated and which shall, in each case, include a balance sheet, a statement of earnings (or loss) and a statement of changes in financial position, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated in accordance with GAAP applied consistently;

"**Fiscal Quarter**" means a three month period ending on March 31, June 30, September 30 or December 31 of a Fiscal Year;

"**Fiscal Year**" means a twelve month period ending on December 31;

"**Fund**" means Shiningbank Energy Income Fund, an unincorporated investment trust established pursuant to the Trust Indenture;

"**Fund Subordination Agreement**" means the restated subordination agreement dated December 31, 2004 made by the Fund, the Borrower and SLP in favour of the Agent, as such agreement may hereafter be amended, modified, supplemented or restated from time to time;

"**GAAP**" means generally accepted accounting principles which are in effect from time to time in Canada as defined in the Handbook of the Canadian Institute of Chartered Accountants;

"**Governmental Authority**" means:

(a) any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances;

(b) any Person acting under the authority of any of the foregoing or under a statute, rule or regulation thereof; and

(c) any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances;

"**Governmental Authorization**" means, in respect of any transaction, Person or event, any authorization, exemption, license, permit, franchise or approval from, or any filing or registration with, any Governmental Authority applicable to such transaction, Person or event or to any of such Person's business, undertaking or property, including those required under any Environmental Law, and "**Governmental Authorizations**" means any and all of the foregoing;

"**Guarantee**" means any undertaking to assume, guarantee, endorse, contingently agree to purchase or to provide funds for the payment of, or otherwise become liable in respect of, any obligation of any Person; provided that the amount of each Guarantee shall be deemed to be the amount of the obligation guaranteed thereby, unless the Guarantee is limited to a specified amount in which case the amount of such Guarantee shall be deemed to be the lesser of such specified amount or the amount of such obligation;

"**Hazardous Materials**" means any and all hazardous substances, toxic waste, contaminants, pollutants or related materials, any products of waste, or any other contaminants, pollutants, substances or products declared to be waste, hazardous or toxic under Environmental Laws;

"**Interest Payment Date**" means:

(a) in relation to a Prime Loan or USBR Loan, the last Banking Day of each calendar month; and

(b) in relation to a LIBOR Loan, the last day of each applicable LIBOR Period and, if any LIBOR Period is longer than three months, the last Banking Day of each such three month period during such LIBOR Period;

"**Issuing Bank**" means TD or such other lender as agreed to by the Borrower and the Agent; provided, however, that with respect to any Letter of Credit issued as a Swing Line Loan, the Issuing Bank shall be the Swing Line Lender (including, for certainty, after any conversion of such Letter of Credit into a Syndicated Loan pursuant to Section 2.9(b));

"**Law**" means all constitutions, treaties, laws (including principles of common law and equity), statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any and all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Authority, and any policies of any Governmental Authority;

"**LC Fee**" means the fee charged by the Issuing Bank for issuing a Letter of Credit which shall be calculated in accordance with Section 5.1;

"**LC Issue**" means the issuance by the Issuing Bank of a Letter of Credit;

"**Lenders**" means the Persons named on the signature pages hereto as Lenders and any other Persons which become party to this Agreement as Lenders pursuant to Article 15 and their respective successors and permitted assigns, and "**Lender**" means any one of them, as the context requires;

"**Letter of Credit**" means a standby or documentary letter of credit or letter of guarantee in Cdn. Dollars or U.S. Dollars issued by the Issuing Bank at the request of the Borrower pursuant to this Agreement;

"**LIBOR**" means, for each LIBOR Loan, the rate of interest per annum appearing on the display shown as LIBOR 01 Page on the Reuters Monitor Money Service (or any display substituted therefor) at or about 11:00 a.m. London, England time on the second Banking Day prior to the first day of the applicable LIBOR Period, provided that if the LIBOR 01 Page (or any display substituted therefor) is unavailable, then LIBOR shall be the rate of interest per annum determined by the Agent with reference to page 3750 of the Telerate screen at or about 11:00 a.m. London, England time on the second Banking Day prior to the first day of the applicable LIBOR Period; and provided further that if both the LIBOR 01 Page and the Telerate page 3750 are unavailable, then LIBOR shall be as determined by the Agent, and rounded upwards, if necessary, to the nearest whole multiple of 1/16th of 1%, at which U.S. Dollar deposits are offered by it to leading banks in the London Interbank Eurodollar Market at or about 11:00 a.m. London local time on the second Banking Day prior to the first day of the applicable LIBOR Period in an amount equal to or nearest to the principal amount of the applicable LIBOR Loan and for the same period;

"**LIBOR Loan**" means a Drawdown of or Conversion or Rollover into U.S. Dollars for which LIBOR is the reference interest rate;

"**LIBOR Period**" means, in relation to a LIBOR Loan, the interest period selected by the Borrower hereunder, commencing on the relevant Drawdown Date, Rollover Date or Conversion Date for such LIBOR Loan; provided, however, that:

(a) each LIBOR Period shall have a term of approximately one, two, three or six months and shall be subject to the availability of a market for LIBOR Loans of such term;

(b) the last day of each LIBOR Period shall be also the first day of the next LIBOR Period in the case of a Rollover;

(c) the last day of each LIBOR Period shall be a Banking Day and if the last day of a LIBOR Period selected by the Borrower is not a Banking Day the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the Banking Day next following the last day of the LIBOR Period selected unless such next following Banking Day falls in the next calendar month in which event the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the Banking Day next preceding the last day of the LIBOR Period selected by the Borrower; and

(d) the last day of all LIBOR Periods for all LIBOR Loans outstanding under the Credit Facility shall expire on or prior to the Maturity Date;

"**Lien**" means any mortgage, charge, pledge, lien, hypothec, assignment by way of security, lease, conditional sale or title retention agreement (including, without limitation, a capital lease but excluding an operating lease), security created under the *Bank Act* (Canada) or any other encumbrance or security interest, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or otherwise, and any other interest in property or assets that secures payment or performance of an obligation, but does not include a right of set-off unless such right is intended to secure payment or performance of an obligation;

"**Limited Partnership Agreement**" means the Limited Partnership Agreement dated December 10, 2004 among the Borrower, 1130243 Alberta Inc., in its capacity as trustee of Shiningbank Operating Trust, and each party who, from time to time, is accepted as a limited partner of SLP, as such agreement may, subject to compliance with Section 9.3(n), hereafter be amended, modified, supplemented or restated from time to time;

"**Loan**" means a Prime Loan, a USBR Loan, a LIBOR Loan, a BA Issue, an LC Issue or a TC Issue;

"**Loan Documents**" means this Agreement, the Security Documents, the Fund Subordination Agreement, the Agency Agreement and all other agreements, instruments and documents contemplated or provided hereunder or thereunder (excluding for greater certainty any Swaps);

"**Loan Indebtedness**" means the aggregate, at any time, of:

(a) all Outstanding Principal;

(b) all accrued and unpaid interest including interest on overdue and unpaid interest payable by the Borrower hereunder; and

(c) all fees, indemnities and other amounts payable by the Borrower hereunder or under the other Loan Documents;

"**Loan Limit**" means Cdn. $225,000,000 (or the U.S. Equivalent thereof) and shall be subject to reduction and adjustment in accordance with the provisions hereof;

"**Majority Lenders**" means, at any time when there are two or more Lenders, Lenders holding at least $66^{2}/_{3}$% of the Total Commitment at such time, and at any other time, the Lender;

"**Material Adverse Effect**" means any event, circumstance, occurrence or change which has or could reasonably be expected to have a material adverse effect on (i) the business, financial condition, operations, assets or properties of the Borrower and the Material Subsidiaries taken as a whole, (ii) the ability of the Borrower to repay the Loan Indebtedness or the ability of the Borrower or a Material Subsidiary to perform its obligations under the Loan Documents, or (iii) the validity or enforceability of this Agreement or any other Loan Documents;

"**Material Contracts**" means the Trust Indenture, the SOT Trust Indenture, the Limited Partnership Agreement, the Royalty Agreements, the Administrative Services Agreement, the USA and all agreements and instruments relating to any Subordinated Indebtedness;

"**Material Subsidiary**" means each of the New Material Subsidiaries and any Subsidiary having assets with a fair market value in excess of 5% of the Tangible Net Assets;

"**Maturity Date**" means the second anniversary of the Term-Out Date; provided that such date may be extended or accelerated pursuant to the provisions hereof and provided further that in the event of any Partial Extension, there will be different Maturity Dates among the Lenders as provided for in Section 2.2(f);

"**New Material Subsidiaries**" means SLP, Shiningbank Operating Trust, SHC and 1130243 Alberta Inc.;

"**Non-BA Lender**" means a Lender that does not, or ceases to, accept bankers' acceptances in the ordinary course of its business;

"**Non-Extending Lenders**" has the meaning ascribed thereto in Section 2.2(c);

"**Notice of Drawdown**" means a written irrevocable notice from the Borrower to the Agent, in substantially the form attached as Schedule E, requesting a Drawdown;

"**Notice of Rollover/Conversion/Repayment**" means a written irrevocable notice from the Borrower to the Agent, in substantially the form attached as Schedule F, requesting a Rollover or Conversion or advising of a repayment or prepayment of any Loan;

"**Officer's Certificate**" means a certificate signed by a senior officer of the Borrower;

"**Old System Issuer**" means a Lender, other than a Non-BA Lender, who elects not to accept bankers' acceptances as depository bills under the DBNA;

"**Original Credit Agreement**" means the Credit Agreement dated May 4, 2001 between the Borrower, the Agent and the Lenders, as amended by the First Amending Agreement dated September 12, 2001 between the Borrower, the Agent and the Lenders, the Second Amending Agreement dated December 31, 2001 between the Borrower, the Agent and the Lenders, the Letter Agreement dated March 18, 2002 between the Agent (on behalf of the Lenders) and the Borrower, the Third Amending Agreement dated October 9, 2002 between the Borrower and the Agent (on behalf of itself and the Lenders), the letter dated January 16, 2003 by the Agent on behalf of the Lenders to the Borrower extending the Revolving Period, the Fourth Amending Agreement dated March 27, 2003 between the Borrower, the Agent and the Lenders and the Fifth Amending Agreement dated April 22, 2004 between the Borrower, the Agent and the Lenders;

"**Outstanding Principal**" means the aggregate, at any time, of:

(a) the aggregate outstanding principal amount of all Direct Loans (including any Swing Line Loans);

(b) the aggregate face amount of all outstanding and unpaid Bankers' Acceptances;

(c) the aggregate face amount of all outstanding and undrawn Letters of Credit; and

(d) the aggregate face amount of all outstanding and uncashed Tender Cheques;

"**P & NG Rights**" means any interest, estate or right in or in respect of any Petroleum Substances including all such interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests and fractional or undivided interests in any of the foregoing and whether freehold, leasehold, Crown or otherwise;

"**Partial Extension**" has the meaning ascribed thereto in Section 2.2(f);

"**Period**" has the meaning given to it in the Royalty Agreements;

"**Permitted Contest**" means action taken by the Borrower or a Material Subsidiary in good faith by appropriate proceedings diligently pursued to contest any Taxes, claim or Lien; provided that:

(a) the Borrower or a Material Subsidiary has established reasonable reserves therefor in accordance with GAAP;

(b) proceeding with such contest would not have a Material Adverse Effect; and

(c) proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the property or assets of the Borrower or a Material Subsidiary;

"**Permitted Debt**" means:

(a) the Loan Indebtedness;

(b) the Subordinated Indebtedness, but only to the extent the Subordinated Indebtedness is and remains fully postponed and subordinated to the Loan Indebtedness and the Secured Swap Obligations as provided for in the Fund Subordination Agreement;

(c) indebtedness arising under Purchase Money Obligations not exceeding Cdn. $2,000,000, in the aggregate;

(d) accounts payable and accrued liabilities incurred in the ordinary course of business;

(e) Financial Assistance to any Person or Persons not exceeding Cdn. $1,000,000, in the aggregate; and

(f) indebtedness owing between the Borrower and any Borrowing Base Subsidiary or between any Borrowing Base Subsidiaries;

"**Permitted Liens**" means:

(a) the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit acquired by the Borrower or a Material Subsidiary or by any statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or other periodic payments as a condition of the continuance thereof;

(b) liens incurred, created or granted in the ordinary course of business in favour of a public utility, municipality or governmental authority in connection with operations conducted with respect to the Borrower's or a Material Subsidiary's P & NG Rights, but only insofar as such liens relating to costs and expenses for which payment is not due or delinquent;

(c) liens, privileges or other charges imposed or permitted by law such as statutory liens and deemed trusts, carriers' liens, builders' liens, warehousemen's liens, mechanics' liens, materialmens' liens and other liens, privileges or other charges of a similar nature which relate to obligations not due and delinquent (and if registrable, which have not been registered), including any lien or trust arising in connection with workers' compensation, unemployment insurance, pension and employment laws or regulations;

(d) lessor royalties (including crown or freehold lessor royalties), overriding royalty interests, net profit interests, reversionary interests and carried interests or other similar burdens on production in respect of the Borrower's or a Material Subsidiary's oil and gas properties that are entered into with or granted to arm's length third parties in the ordinary course of business and in accordance with sound oil and gas industry practice in western Canada;

(e) liens for penalties arising under non-participation or independent operations provisions of operating or similar agreements in respect of the Borrower's or a Material Subsidiary's oil and gas properties if such liens do not materially detract from the value of any material part of the property of the Borrower or a Material Subsidiary;

(f) liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour of any other person conducting the development or operation of the property to which such liens relate, for the Borrower's or a Material Subsidiary's portion of the costs and expenses of such development or operation provided that such costs or expenses are not due or delinquent;

(g) any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the oil and gas properties of the Borrower or a Material Subsidiary;

(h) Liens for Taxes, assessments and governmental charges which are not due or delinquent, or if due and delinquent the validity of which is subject to a Permitted Contest; provided that if so requested by the Agent, there shall have been deposited with the Agent, a court or the assessing authority security satisfactory to the Agent for payment of such amount;

(i) the Liens created by the Security Documents;

(j) the Royalties; and

(k) Liens securing Purchase Money Obligations not exceeding Cdn. $2,000,000 in the aggregate;

"**Person**" means an individual, a partnership, a corporation, a trust, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual, and words importing persons have a similar meaning;

"**Petroleum Substances**" means crude oil, crude bitumen, synthetic crude oil, petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing, including hydrogen sulphide and sulphur;

"**Prime Loan**" means a Drawdown of or Conversion into Cdn. Dollars for which Prime Rate is the reference interest rate;

"**Prime Rate**" means, for any day, the greater of:

(a) the variable rate of interest (expressed as a rate per annum) which the Agent establishes from time to time as the reference rate of interest which it employs in order to determine the interest rate it will charge for demand loans in Cdn. Dollars to its customers in Canada and which it designates as its prime rate; and

(b) the average rate for one month bankers' acceptances which rate is shown on the display referred to as the Reuters Screen Page CDOR (or any display substituted therefor) of Reuter Monitor Money Rates Service at 10:00 a.m. (Toronto local time) on such day, plus 0.75%;

provided that if for any reason the foregoing rate in (b) immediately above does not appear or is otherwise unavailable, the "Prime Rate" shall be the rate specified in (a) immediately above;

"**Production Payout Date**" means the date determined or redetermined pursuant to Section 2.8(e) as the projected date on which the Residual Percentage of the Borrowing Base Assets will remain, as redetermined from time to time;

"**Production Revenues**" means (i) with respect to the Borrower, the Borrower Royalty Agreement or any Borrower Royalty Payment, "Production Revenues" as defined in the Borrower Royalty Agreement, and (ii) with respect to SLP, the SLP Royalty Agreement or any SLP Royalty Payment, "Production Revenues" as defined in the SLP Royalty Agreement;

"**Pro Rata Basis**" means, at any time, in proportion to the respective Syndicated Commitments of each Syndicated Lender at such time;

"**Pro Rata Share**" means, at any time and in relation to any Lender and any amount, the proportionate share of such amount which is calculated by multiplying such amount by a fraction, the numerator of which is the Syndicated Commitment of such Lender at such time and the denominator of which is the Total Syndicated Commitment at such time;

"**Proven Producing Reserves**" means, at any time, P&NG Rights owned by the Borrower or any Borrowing Base Subsidiary that:

(a) are producing at the date of the determination; or

(b) if not producing at the date of the determination, could be recovered from existing wells or facilities but are not producing and the reasons for the current non-producing status is the choice of the owner rather than the lack of markets or some other reason;

"**Purchase Money Obligation**" means any secured Debt of the Borrower or any Material Subsidiary created or assumed to finance any part of the purchase price of real or tangible personal property, and including any extensions, renewals or refunding of any such Debt, provided that the principal amount of such Debt outstanding on the date of such extension, renewal or refunding is not increased and further provided that the Lien given in respect of such Debt shall not extend to any property other than the property acquired in connection with such Debt was created or assumed, any proceeds thereof and fixed improvements, if any, erected or constructed thereon;

"**Quarterly Reduction**" has the meaning set forth in Section 6.1, and is subject to adjustment in accordance with Section 2.8(e);

"**Quarterly Reduction Date"** means, subject to Section 2.8(e), each quarterly date which corresponds numerically to the Term-Out Date (or the last day of a calendar month if there is no such numerically corresponding date), commencing in the third calendar month following the calendar month in which the Term-Out Date occurs and continuing on the same date of each third calendar month thereafter;

"**Release**" means any release, seepage, spill, emission, leak, escape, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping or migration into the environment including, without limitation, the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands or sub-surface strata;

"**Residual Percentage**" means the percentage designated by the Super Majority Lenders from time to time, in accordance with their normal lending practices, as that residual percentage of the Borrowing Base Assets which should remain after repayment in full of all Loan Indebtedness, and as of the date hereof the Residual Percentage is 50%;

"**Restructuring Transactions**" means the series of transactions relating to the transfer of the assets (and related liabilities) of Shiningbank Energy Partnership to SLP in the manner disclosed in writing by the Borrower to the Agent prior to this Agreement being entered into;

"**Reuters Screen Page CDOR**" means the display designated as page CDOR on the Reuters Monitor Money Service or such other page as may, from time to time, replace the Reuters Screen Page CDOR on that service for the purpose of displaying bid quotations for bankers' acceptances of leading Schedule I chartered banks;

"**Revolving Period**" means the period commencing on the date hereof and ending on the day immediately before the Term-Out Date; provided that in the event of any Partial Extension, the Revolving Period will be determined by reference to the applicable Term-Out Date, as provided for in Section 2.2(f);

"**Rollover**" means:

(a) in relation to a LIBOR Loan, the continuation of all or any portion of such LIBOR Loan for an additional LIBOR Period after the initial or any subsequent LIBOR Period applicable thereto; and

(b) in relation to a BA Issue, the issuance of new Bankers' Acceptances in respect of all or any portion of Bankers' Acceptances maturing at the end of the BA Period applicable thereto;

"**Rollover Date**" means the date on which a Rollover occurs;

"**Royalties**" means, collectively, the Borrower Royalty and the SLP Royalty;

"**Royalty Agreements**" means, collectively, the Borrower Royalty Agreement and the SLP Royalty Agreement;

"**Royalty Payments**" means, collectively, the "Royalty Payment" as defined in the Borrower Royalty Agreement and the "Royalty Payment" as defined in the SLP Royalty Agreement;

"**Schedule I Lender**" means a Lender which is a Schedule I chartered bank under the *Bank Act* (Canada);

"**Schedule II Lender**" means a Lender which is a Schedule II chartered bank under the *Bank Act* (Canada);

"**Schedule III Lender**" means a Lender which is a Schedule III chartered bank under the *Bank Act* (Canada);

"**Secured Swap Obligations**" means all indebtedness, obligations and liabilities of the Borrower under any Swaps entered into by the Borrower with any Lender at any time after the date of this Agreement, but excluding, for certainty, any Swaps entered into by the Borrower with any Lender after such Lender's Commitment has been fully cancelled in accordance with the terms hereof or after such Lender has assigned all of its rights to the Credit Facility in accordance with Article 15.

"**Security Documents**" and "**Security**" means the security documents described in Section 7.1 and any other security documents which may be given to or held by the Agent or the Lenders from time to time to secure repayment of any or all of the Loan Indebtedness and the Secured Swap Obligations;

"**SHC**" means Shiningbank Holdings Corporation, a corporation incorporated under the laws of the Province of Alberta;

"**SLP**" means Shiningbank Limited Partnership, a limited partnership formed under the laws of the Province of Alberta;

"**SLP Royalty**" means, collectively, the royalty payable by SLP to the Fund pursuant to the SLP Royalty Agreement and all rights of the Fund with respect thereto and all other rights and benefits of the Fund under or pursuant to the SLP Royalty Agreement, including, without limitation, all rights to receive any payments other than or in addition to the royalty payable thereunder;

"**SLP Royalty Agreement**" means the royalty agreement dated March 8, 2004 between Shiningbank Energy Partnership and the Trustee, as such agreement (with respect to the rights and obligations of Shiningbank Energy Partnership thereunder) was assigned and assumed by SLP pursuant to the transfer of assets and assumption of liabilities agreement dated December 31, 2004 among the Borrower, SLP, Shiningbank Energy Partnership and the Fund, and as may, subject to compliance with Section 9.3(n), hereafter be amended, modified, supplemented or restated from time to time;

"**Spot Rate**" means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions by the Agent in Calgary, Alberta in accordance with its normal practice) at approximately 10:00 a.m. on the date that such conversion is to be made;

"**SOT Trust Indenture**" means the trust indenture dated September 30, 2004 between Arnie Nielson and 1130243 Alberta Inc. pursuant to which Shiningbank Operating Trust was established, as such indenture may, subject to compliance with Section 9.3(n), hereafter be amended, modified, supplemented or restated from time to time;

"**Subordinated Indebtedness**" means any and all present and future indebtedness and obligations of the Borrower or SLP to the Fund other than the Royalties, but including, without limitation, all indebtedness owing under or pursuant to any and all promissory notes issued by the Borrower, SLP or any of their respective predecessors in favour of the Fund;

"**Subsidiary**" means (i) any corporation in which greater than 50% of its stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation have or might have voting power by reason of the happening of any contingency unless such contingency has occurred and the only for so long as it continues) as of the time is owned by the Fund directly or indirectly through Subsidiaries; and (ii) any partnership, limited liability company, trust, association or other entity in which the Fund directly or indirectly through Subsidiaries is either a general partner or has a greater than 50% equity interest at the time;

"**Super Majority Lenders**" means, at any time when there are two or more Lenders, Lenders holding at least 75% of the Total Commitment at such time, and at any other time, the Lender;

"**Swaps**" means any rate swap transaction, basis swap, forward rate transaction, forward sales transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any other similar transaction (including any option with respect to any of these transactions) obligating the Borrower to make payments, whether periodically or upon the happening of a contingency;

"**Swing Line Commitment**" means Cdn. $10,000,000 or the U.S. Equivalent thereof, subject to reduction in accordance with the terms hereof;

"**Swing Line Lender**" means TD or such other Lender as agreed to by the Borrower and the Agent;

"**Swing Line Loan**" means a Prime Loan, a USBR Loan, an LC Issue or a TC Issue made only by the Swing Line Lender in accordance with Section 2.9;

"**Syndicated Commitment**" means, in relation to a Syndicated Lender, the maximum principal amount such Syndicated Lender agreed to make available to the Borrower pursuant to Syndicated Loans as set forth in Schedule A, subject to reduction pursuant to the terms hereof;

"**Syndicated Lenders**" means the Lenders providing Syndicated Commitments;

"**Syndicated Loans**" means Loans made available by the Syndicated Lenders pursuant to the Syndicated Commitments;

"**Tangible Net Assets**" means, at any date of determination, the net book value of all property, plant and equipment owned by the Fund as reflected in the Fund's Financial Statements for such date;

"**Taxes**" means and includes, without limitation, all present or future taxes of any nature and howsoever termed, including all license and documentation fees, income taxes, capital taxes, goods and services taxes, levies, fiscal charges, imposts, duties, fees, assessments, surcharges, withholdings, restrictions, conditions or other charges of whatever nature and however arising which are imposed, assessed, charged, levied, withheld, deducted, demanded or otherwise applied pursuant to applicable Laws by any Person at any time, together with all interest thereon and penalties or similar liabilities with respect thereto;

"**TC Fee**" means the fee charged by the Swing Lender for issuing a Tender Cheque which shall be calculated in accordance with Section 5.2;

"**TC Issue**" means the issuance by the Swing Line Lender of a Tender Cheque;

"**TD**" means The Toronto-Dominion Bank, a Canadian chartered bank;

"**Tender Cheque**" means a bank draft issued by Swing Line Lender in Cdn. Dollars or a Cdn. $ cheque drawn by the Borrower and certified by the Swing Line Lender for the purpose of providing funds to or to the order of a Canadian provincial government in connection with a tender bid or offer made by the Borrower to such government to purchase P & NG Rights at provincial land sales;

"**Term-Out Date**" means April 28, 2005 (subject to one or more extensions in accordance with Section 2.2, which, in the event of any Partial Extension, will result in different Term-Out Dates among the Lenders as provided for in Section 2.2(f));

"**Term Period**" means the period commencing on the Term-Out Date and ending upon repayment of all Loan Indebtedness and termination of this Agreement; provided that in the event of any Partial Extension, there will be different Term Periods among the Lenders as provided for in Section 2.2(f)

"**Total Commitment**" means, at any time, the aggregate of the Commitments of all Lenders at such time, which amount cannot exceed the Loan Limit;

"**Total Syndicated Commitment**" means, at any time, any amount equal to the aggregate of the Syndicated Commitments of the Syndicated Lenders at such time, which amount cannot exceed the difference between the Loan Limit and Swing Line Commitment;

"**Trust Indenture**" means the trust indenture dated May 16, 1996 among the Montreal Trust Company of Canada, Shiningbank Energy Management Inc. (a predecessor to the Borrower) and the settlor named therein, as amended and restated on March 7, 2003, and, subject to compliance with Section 9.3(n), as such indenture may hereafter be amended or restated from time to time;

"**Trustee**" means Computershare Trust Company of Canada, as trustee of the Fund;

"**Unitholder Distribution Amount**" means, as at the last day of a Fiscal Quarter, the aggregate amount of all payments of the Royalties and Subordinated Indebtedness that form the basis of outstanding distributions to be made by the Fund, and such amount shall be deemed to be equal to the aggregate amount payable by the Fund to its unitholders as shown on or otherwise reflected in the Fund's Financial Statements as of the last day of such Fiscal Quarter;

"**USA**" means the unanimous shareholder agreement dated October 9, 2002 among the Borrower, the Trustee and Shiningbank Holdings Corporation and, subject to compliance with Section 9.3(n), as such agreement may hereafter be amended, modified, supplemented or restated from time to time;

"**USBR**" means, for any day, the greater of:

(a) the variable lending rate of interest (expressed as a rate per annum) which the Agent establishes from time to time as the reference rate of interest in order to determine the interest rate it will charge for demand loans in U.S. Dollars to its customers in Canada and which it designates as its base rate; and

(b) the Federal Funds Rate for such day as published by the Federal Reserve Board plus 0.75%; provided that if for any reason the Federal Funds Rate is not released or is otherwise unavailable, the "**U.S. Base Rate**" shall be the rate specified in (a) above;

"**USBR Loan**" means a Drawdown of or Conversion into U.S. Dollars for which USBR is the reference interest rate;

"**U.S. Dollars**" and "**U.S. $**" means lawful money of the United States of America for the payment of public and private debts;

"**U.S. Equivalent**" means, at any time and in relation to any amount in Cdn. Dollars, the amount obtained by converting such amount into U.S. Dollars at the Spot Rate.

1.2 Interpretation and Headings

In this Agreement:

(a) headings are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(b) words importing the singular number include the plural and vice versa, and words importing gender include masculine, feminine and neuter;

(c) any reference to "**this Agreement**" shall be a reference to this restated credit agreement as it may from time to time be amended, supplemented or otherwise modified in accordance with the provisions hereof;

(d) references to "**herein**", "**hereunder**" and similar expressions shall be a reference to this Agreement and not to any particular section;

(e) references herein to the "**date hereof**" or similar expressions shall be and shall be deemed to be the date of the restatement hereof, being December 31, 2004;

(f) unless otherwise noted, all references to "**Section**" refer to a section, subsection or paragraph of this Agreement, as the case may be;

(g) unless otherwise noted, all references to "**Schedule**" refer to a Schedule to this Agreement; and

(h) words and terms denoting inclusiveness (such as "**include**", "**includes**" or "**including**"), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.3 Governing Law

This Agreement and, unless expressly specified otherwise, each of the other Loan Documents shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as Alberta contracts. The parties irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the parties to take proceedings in any other jurisdictions.

1.4 Accounting Terms

Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under GAAP applied consistently throughout the relevant period and relevant prior periods.

1.5 Currency and Time References

(a) Unless otherwise noted, all references to currency shall be deemed to refer to Cdn. Dollars.

(b) Unless otherwise noted, all references to time shall be deemed to refer to Calgary local time.

1.6 Severability

If any provision of any of the Loan Documents or any part thereof is found or determined to be invalid, illegal or unenforceable, such provision shall be severable from such Loan Document and the remainder of such Loan Document shall be construed as if such invalid, illegal or unenforceable provision or part had been deleted therefrom.

1.7 Time of the Essence

Time is of the essence of each of the Loan Documents.

1.8 Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule A	-	Commitments and Addresses
Schedule B	-	Compliance Certificate
Schedule C	-	Discount Note
Schedule D	-	Extension Request
Schedule E	-	Notice of Drawdown
Schedule F	-	Notice of Rollover/Conversion/Repayment
Schedule G	-	Lender Assignment Agreement
Schedule H	-	Material Subsidiaries and Organizational Chart

ARTICLE 2
CREDIT FACILITY

2.1 Establishment of Credit Facility

(a) Subject to the terms and conditions of this Agreement, the following revolving term facility in the maximum principal amount of the Loan Limit is hereby established in favour of the Borrower:

(i) each Lender hereby severally agrees to make available Syndicated Loans in the aggregate amount of the Syndicated Commitment of such Lender; and

(ii) the Swing Line Lender hereby agrees to make available Swing Line Loans in an aggregate amount equal to the Swing Line Commitment

(b) The Borrower may obtain Syndicated Loans under the Credit Facility by way of:

(i) Direct Loans;

(ii) Bankers' Acceptances; and

(iii) Letters of Credit;

provided that the Outstanding Principal amount of all Syndicated Loans shall at no time exceed the Total Syndicated Commitment. In addition, the Borrower may obtain Swing Line Loans under the Credit Facility, provided that the Outstanding Principal amount of all Swing Line Loans shall at no time exceed the Swing Line Commitment.

(c) During the Revolving Period, the Outstanding Principal under the Credit Facility may revolve and the Borrower may borrow, repay and re-borrow Cdn. Dollars or U.S. Dollars and may issue, repay and re-issue Bankers' Acceptances, Letters of Credit and Tender Cheques; provided, however, that, subject to Sections 2.8(d) and 6.2(c), at no time shall the Cdn. Equivalent of the Outstanding Principal exceed the Loan Limit.

(d) On the Term-Out Date, the Credit Facility shall convert to a non-revolving reducing credit facility and any undrawn portion of the Credit Facility shall be permanently cancelled and, for certainty, each Lender's Commitment shall be permanently reduced by the undrawn portion of such Commitment (subject to the provisions of Section 2.2(f) in the event of a Partial Extension). On and after the Term-Out Date, the Loan Limit shall, subject to Section 2.2(f), be deemed to be equal to the aggregate of the Lenders' respective Commitments as reduced from time to time in accordance with the provisions hereof.

(e) All Loans shall be used for lawful general corporate purposes of the Borrower including the exploration, development and acquisition of P & NG Rights and related assets.

(f) No Lender shall be responsible for the Commitment of any other Lender. The failure of a Lender to make available its share of any Loan in accordance with its obligations under this Agreement shall not release any other Lender from its obligations hereunder. Notwithstanding anything to the contrary in this Agreement, no Lender shall be obligated to make Loans in excess of its Commitment, and the Swing Line Lender shall not be obligated to make Syndicated Loans in excess of its Syndicated Commitment, or Swing Line Loans

in excess of its Swing Line Commitment. The obligation of each Lender to make its Commitment available to the Borrower is a separate obligation between that Lender and the Borrower and such obligation is not the joint or the joint and several obligation of any other Lender.

2.2 Extension of Revolving Period

(a) The Borrower may, at its option, by delivering to the Agent an Extension Request, request the Lenders to extend the Revolving Period for an additional period of up to 364 days; provided that this request cannot be made more than 120 days or less than 90 days before the end of the then current Revolving Period and must be accompanied by payment by the Borrower to the Agent (for the account of the Lenders) of a renewal request fee (the "**Renewal Request Fee**") equal to **[the wording was intentionally removed due to confidentiality]** of the Total Commitment as at the date such Extension Request is delivered to the Agent. Any Extension Request which is delivered prior to 120 days before the end of the current Revolving Period or after 90 days before the end of the current Revolving Period, or which is not accompanied by the required Renewal Request Fee, shall not be effective and shall be deemed not to have been given to or received by the Agent or the Lenders for the purpose of this Section 2.2.

(b) Subject to Section 2.2(a), promptly after receipt from the Borrower of an executed Extension Request (and payment of the Renewal Request Fee), the Agent shall deliver to each Lender a copy of such request, and each Lender shall, at least 45 days before the end of the then current Revolving Period (the "**Election Date**"), advise the Agent in writing (i) whether such Lender will agree to extend the Revolving Period, and (ii) if such Lender will agree to extend the Revolving Period, the amount, if any, by which such Lender is prepared to increase its Commitment in the event the Borrower proposes to assign the Commitment of a Non-Extending Lender (as defined below); provided that if any Lender fails to so advise the Agent by the Election Date, then such Lender shall be deemed to have advised the Agent that it will not agree to extend the Revolving Period. The Agent shall promptly notify the Borrower if any Lender advises that it will not agree to extend the Revolving Period. Subject to the provisions of Section 2.2(e), the Agent shall only extend the Revolving Period upon the agreement of the Lenders holding at least 75% of the Total Commitment at such time and such extension shall apply only to those Lenders which provided their consent to such extension (the "**Extending Lenders**"). The determination of each Lender whether or not to extend the Revolving Period shall be made by each individual Lender in its sole discretion.

(c) As soon as all of the Lenders have advised, or are deemed to have advised, the Agent whether or not they will be extending the Revolving Period but in any event within five Banking Days after the Election Date, the Agent shall either:

(i) deliver to the Borrower (with a copy to each Lender) a written extension signed by the Agent; or

(ii) notify the Borrower that the request for extension has been denied.

If the extension is approved by less than all of the Lenders, then the Agent shall also advise the Borrower of which Lenders did not agree to the requested extension (each, a "**Non-Extending Lender**"), each Non-Extending Lender's Pro Rata Share of the Loan Indebtedness then outstanding and the amount, if any, by which each Extending Lender is prepared to increase its Commitment in the event the Borrower proposes to assign the Commitment of a Non-Extending Lender.

(d) Upon the delivery to the Borrower of a written extension, the Revolving Period shall be extended for up to 364 days as specified in such written extension.

(e) If an Extension Request is approved but there are Non-Extending Lenders, then:

(i) the Borrower may require any Non-Extending Lender to assign all of its rights, benefits and interests under the Loan Documents, its Commitment and all Loan Indebtedness then owing to such Non-Extending Lender (collectively, the "**Assigned Interests**") to (A) any Extending Lenders which have agreed to increase their Commitments and purchase Assigned Interests, and (B) to the extent the Assigned Interests are not transferred to Extending Lenders, other Persons selected by the Borrower and acceptable to the Agent, acting reasonably. Such assignments shall be effective upon execution of assignment agreements in substantially the form of Schedule G, upon payment to the relevant Non-Extending Lender (in immediately available funds) by the relevant assignee of an amount equal to its share of all Loan Indebtedness being assigned, and upon payment by the relevant assignee to the Agent (for the Agent's own account) of the assignment fee contemplated in Section 15.1(b). Upon such assignment and transfer, the Non-Extending Lender shall have no further right, interest or obligation in respect of the Credit Facility and the assignee thereof shall succeed to the position of such Lender as if the same was an original party hereto in the place and stead of such Non-Extending Lender; and

(ii) to the extent that the Borrower has not caused any Non-Extending Lender to assign its rights and interests to an Extending Lender or other financial institution as provided in paragraph (i) above, the Borrower may, notwithstanding any other provision hereof, repay to such Non-Extending Lender all Loan Indebtedness then owing to such Non-Extending Lender, without making corresponding repayment to the Extending Lenders and, upon provision satisfactory to the relevant Non-Extending Lender (acting reasonably) being made for payment at maturity of all outstanding Bankers' Acceptances accepted by such Lender, the Borrower may cancel such Lender's Commitment. Upon completion of the foregoing, such Non-Extending Lender shall have no further right, interest, benefit or obligation in respect of the Credit Facility and the Total Commitment shall be reduced by the amount of such Lender's cancelled Commitment.

(f) If an Extension Request is approved but all of the Commitments of the Non-Extending Lenders are not assigned or repaid in accordance with Section 2.2(e) (such extension is referred to herein as a "**Partial Extension**"), the remaining Commitments of the Non-Extending Lenders shall continue for the Term Period applicable to such Lenders but any undrawn portion of these Commitments shall be cancelled on the Term-Out Date applicable to such Lenders. Thereafter, any Drawdowns under the Credit Facility may only be obtained from the Extending Lenders in proportion to their Commitments and all applicable provisions of this Agreement shall be construed accordingly. Without limitation to the foregoing, in the event of any Partial Extension:

(i) the Revolving Period (and the corresponding Term-Out Date and Maturity Date) will only be extended in respect of the Extending Lenders and the Term-Out Date and Maturity Date for the Non-Extending Lenders will remain unchanged;

(ii) the provisions herein relating to the Term Period shall apply separately to the Non-Extending Lenders as a group and to each other group of Lenders having a common Term Period (each such group being referred to herein as a "**Lender Group**") and, notwithstanding Section 6.1, the Quarterly Reductions payable to each Lender Group shall, subject to adjustment pursuant to Section 2.8(e), be equal to one-twentieth (1/20) of the Cdn. Equivalent of the aggregate Outstanding Principal owed to such Lender Group on the Term-Out Date pertaining to such Lender Group and shall be allocated among the Lenders in such Lender Group in accordance with their respective Commitments (and if the Swing Line Lender is part of that Lender Group, as provided for in Section 6.1(b)(i) with respect to its Syndicated Commitment and its Swing Line Commitment), and the provisions of Section 6.1 shall otherwise apply *mutatis mutandis*;

(iii) notwithstanding Section 6.1, if the Borrower makes a prepayment during the Revolving Period, such prepayment shall be deemed to have been made to the Extending Lenders only and shall not be applied in repayment of Outstanding Principal owed to Non-Extending Lenders unless the Agent is expressly directed in writing by the Borrower at the time of payment to allocate such payment specifically to the Non-Extending Lenders (if such allocation is made, the provisions of Section 6.1(b) shall apply provided that such prepayment shall be allocated to the Non-Extending Lenders in accordance with their respective Commitments (and if the Swing Line Lender is part of that Lender Group, as provided for in Section 6.1(b)(i) with respect to its Syndicated Commitment and its Swing Line Commitment) and the provisions of Section 6.1(b) shall otherwise apply *mutatis mutandis*;

(iv) any Non-Extending Lender shall be excluded from the provisions of this Section 2.2 with respect to any future extensions;

(v) cancellations under Section 2.5 shall be only allocated among the Extending Lenders in accordance with their respective Commitments; and

(vi) for so long as the Revolving Period exists concurrently with one or more Term Periods, the Loan Limit shall be deemed to be equal to the aggregate of the Commitments of the Extending Lenders and the Non-Extending Lenders and any reduction in the Loan Limit pursuant to Section 2.8 or Section 9.3(b) shall be allocated pro rata among the Extending Lenders and the Non-Extending Lenders in accordance with their respective Commitments and the provisions of Sections 2.8 and 9.3(b) shall otherwise apply *mutatis mutandis.*

(g) This Section 2.2 shall apply from time to time to permit successive extensions to the Revolving Period prior to the Term-Out Date.

2.3 Drawdowns – Notices and Limitations

The Borrower may request Drawdowns only upon the following terms and conditions:

(a) for Swing Line Loans, the Borrower may request a Drawdown (other than a Letter of Credit) by delivering a Notice of Drawdown to the Swing Line Lender on same day notice and in principal amounts of not less than Cdn. or U.S. $10,000 as the case may be, and provided that if the Drawdown is made by overdraft no notice is required;

(b) for Syndicated Loans, the Borrower may request a Drawdown (other than Letters of Credit) as follows:

(i) in the case of any Loan other than a LIBOR Loan, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least two Banking Days prior to the requested Drawdown Date ; and

(ii) in the case of a LIBOR Loan, by delivering a Notice of Drawdown to the Agent before 10:00 a.m. (Calgary time) at least three Banking Days prior to the requested Drawdown Date;

(c) for Syndicated Loans, each Drawdown by the Borrower shall be requested and made available in minimum amounts of not less than:

(i) in the case of a Prime Loan or USBR Loan, Cdn. or U.S. $1,000,000;

(ii) in the case of a LIBOR Loan, U.S. $5,000,000 and in multiples of U.S. $1,000,000 thereafter; and

(iii) in the case of a BA Issue, Cdn. $5,000,000 and in multiples of Cdn. $1,000,000 thereafter; and

(d) Drawdowns may only be requested during the Revolving Period and will only be made available if all applicable conditions precedent referred to in Article 10 (other than Section 10.2(a) with respect to Swing Line Loans) are or will be satisfied on or before the requested Drawdown Date.

2.4 Rollovers and Conversions - Notices and Limitations

(a) The Borrower may request Rollovers and Conversions only upon the following terms and conditions:

(i) the Borrower may request a Rollover or Conversion by delivering a Notice of Rollover/Conversion/Repayment with the same prior notice period that would apply if it was obtaining a Drawdown of the relevant type and amount of Loan;

(ii) the Borrower may request a Rollover or Conversion of only a part of a Loan; provided, however, that:

(A) each Loan resulting from such Rollover or Conversion is not less than the relevant Drawdown minimum specified in Section 2.3(c); and

(B) any portion of an existing LIBOR Loan or BA Issue which is not rolled over or converted shall be repaid in accordance with the provisions hereof;

(iii) a Rollover or Conversion of a LIBOR Loan may occur only on the last day of the relevant LIBOR Period for such LIBOR Loan (unless the Borrower pays the LIBOR breakage costs to the Lenders in accordance with Section 13.2); and

(iv) a Rollover or Conversion of a BA Issue may occur only on the maturity date for such BA Issue.

(b) In anticipation of the expiry of each LIBOR Period for each LIBOR Loan, the Borrower shall do one or a combination of the following:

(i) request a Rollover of all or part of such LIBOR Loan in accordance with Section 2.4(a);

(ii) request a Conversion of all or part of such LIBOR Loan in accordance with Section 2.4(a); or

(iii) repay all or part of such LIBOR Loan before 10:00 a.m. on the last day of such LIBOR Period with notice in accordance with Section 6.3(a).

If and to the extent that the Borrower fails to so notify the Agent or so pay the relevant LIBOR Loan in accordance with the foregoing, the Borrower shall be

deemed to have requested a Conversion into a USBR Loan in an amount equal to that portion of the LIBOR Loan which is not rolled over, converted or repaid.

(c) In anticipation of the maturity of any Bankers' Acceptances, the Borrower shall, subject to and in accordance with the requirements hereof, do one or a combination of the following with respect to the aggregate face amount at maturity of all such Bankers' Acceptances:

(i) (A) request a Rollover of the maturing Bankers' Acceptances in accordance with Section 2.4(a) and (B) on the maturity date of the maturing Bankers' Acceptances, pay to the Agent for the account of the Lenders any amount that the Borrower is required to pay under Section 4.5(e);

(ii) (A) request a Conversion of the maturing Bankers' Acceptances to another type of Loan in accordance with Section 2.4(a) and (B) on the maturity date of the maturing Bankers' Acceptances pay to the Agent for the account of the Lenders an amount equal to the aggregate face amount of such Bankers' Acceptances; or

(iii) on the maturity date of the maturing Banker's' Acceptances, pay to the Agent for the account of the Lenders an amount equal to the aggregate face amount of such Bankers' Acceptances with notice in accordance with Section 6.3(a).

If and to the extent that the Borrower fails to so notify the Agent or so pay the relevant Bankers' Acceptances in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a Prime Loan in an amount equal to that portion of the BA Issue which is not rolled over, converted or repaid; provided that the Borrower shall pay interest on such Prime Loan for the three-day period following the maturity of the relevant Bankers' Acceptance at an annual rate equal to 115% of the Prime Rate. The Borrower acknowledges that such additional rate of interest is a genuine pre-estimate of the damages to the Lenders that would be caused by the aforesaid failure.

2.5 Optional Reduction of Credit Facility

The Borrower may, at its option, permanently reduce the Loan Limit during the Revolving Period by cancelling all or any part of the undrawn portion of the Credit Facility; provided that:

(a) the Borrower shall provide the Agent with at least three Banking Days' prior written notice of any such cancellation;

(b) each such cancellation shall be a minimum of Cdn. $5,000,000 and in whole multiples of Cdn. $1,000,000 thereafter;

(c) any such cancellation shall be allocated among the Lenders in proportion to the respective Commitments of each Lender at the time of cancellation, and the

allocation of such cancellation to the Commitment of the Swing Line Lender shall be further allocated between the Swing Line Lender's Syndicated Commitment and the Swing Line Commitment and on a pro rata basis in accordance with the respective amounts of such commitments; and

(d) any cancellation notice shall be irrevocable.

2.6 Loans - General

(a) Loans shall be made in such currency and at the time and in the manner requested by the Borrower, subject to the limitations of this Agreement and upon fulfilment of all conditions precedent to the making of such Loans.

(b) No Loans need be made except on a Banking Day.

(c) All Loans by the Lenders (other than Swing Line Loans) and all payments by the Borrower hereunder (other than with respect to Swing Line Loans) shall be made at the Agent's Branch in immediately available freely transferable funds. The Borrower shall open and maintain the Borrower's Accounts (and, with respect to the Swing Line Loans, accounts with the Swing Line Lender) for the purpose of receiving Loans and making payments, repayments and prepayments under this Agreement.

(d) The Agent shall open and maintain books of account evidencing all Syndicated Loans and all other amounts owing by the Borrower to the Lenders hereunder other than in respect of the Swing Line Loans, and the Swing Line Lender shall open and maintain books of accounts evidencing the Swing Line Loans and other amounts owing with respect thereto. The Agent and the Swing Line Lender shall enter in the foregoing books of accounts details of all applicable amounts from time to time owing, paid or repaid by the Borrower hereunder. The information entered in the foregoing books of accounts shall constitute *prima facie* evidence of the Loan Indebtedness owing from time to time by the Borrower to the Agent and the Lenders (including the Swing Line Lender) hereunder.

2.7 Loans: Inter-Lender Arrangements

(a) Upon receipt by the Agent of a Drawdown/Conversion/Rollover Notice from the Borrower, the Agent shall promptly advise each Lender of the date, amount and other particulars with respect to such Drawdown, Conversion or Rollover and the amount of each Lender's Pro Rata Share thereof.

(b) Subject to prior satisfaction of the applicable conditions precedent set forth in Article 10, each Lender shall remit its Pro Rata Share of each requested Loan to the applicable Agent's Accounts on the relevant Drawdown Date, Rollover Date or Conversion Date for same day value. The Agent shall make such funds available to the Borrower by crediting the Borrower's Accounts for same day value on the relevant Drawdown Date, Rollover Date or Conversion Date.

2.8 Borrowing Base

(a) Annually, the Super Majority Lenders shall determine the borrowing base for the Credit Facility (the "**Borrowing Base**"), which shall be the lesser of:

(i) 66.7% of the net present value of Proved Producing Reserves, as determined by the Super Majority Lenders based on the most recent Engineering Report delivered to the Agent pursuant to this Agreement and using the Super Majority Lenders' then current discount rates and projections of oil and gas prices, general and administrative expenses, interest rates, net after tax cash flow generated from the Borrowing Base Assets and other reasonable assumptions in accordance with their normal lending practices; and

(ii) the maximum amount of Outstanding Principal that could be supported by anticipated net cash flow from the Borrowing Base Assets by that point in time when 50% of the Borrowing Base Assets remain, as determined by the Super Majority Lenders based on the most recent Engineering Report delivered to the Agent pursuant to this Agreement and using the Super Majority Lenders' then current projections of oil and gas prices, general and administrative expenses, interest rates, net after tax cash flow generated from the Borrowing Base Assets and other reasonable assumptions in accordance with their normal lending practices and taking into account all amounts required to service other indebtedness.

As at the Effective Date, the Borrowing Base is Cdn. $225,000,000 or the U.S. Equivalent. For clarity, the annual determination of the Borrowing Base pursuant to this Section 2.8(a) next following the Effective Date shall be made following the delivery of the Engineering Report required to be delivered by the Borrower to the Agent pursuant to Section 9.2(d) within 60 days following December 31, 2004.

(b) After each determination of the Borrowing Base, the Super Majority Lenders, in their discretion, may elect to reduce the Loan Limit to an amount not less than the most recent determination of the Borrowing Base. Each such reduction shall be promptly communicated to the Agent and shall be effective upon the Agent's delivery of such notice of such reduction to the Borrower (subject to Section 2.8(d)).

(c) In addition to annual determinations of the Borrowing Base pursuant to Section 2.8(a), the Super Majority Lenders shall have the right, on a one time basis, to request at any time an Engineering Report, which shall be prepared at the sole expense of the Borrower, to redetermine the Borrowing Base (for certainty, any Engineering Report provided pursuant to Section 9.2(d) and any Disposition Supplement provided pursuant to Section 9.3(b) shall be deemed not to constitute the exercise of, or otherwise relate to, such one time right). If such determination results in a Borrowing Base that is less than the then current Loan Limit, the

Super Majority Lenders, in their discretion, may elect to reduce the Loan Limit to an amount not less than the such redetermined Borrowing Base. Such reduction shall be promptly communicated to the Agent and shall become effective upon the Agent delivering notice of the aforesaid reduction to the Borrower (subject to Section 2.8(d)).

(d) Within 90 days of its receipt of a notice delivered pursuant to Section 2.8(b) or Section 2.8(c) (45 days if the redetermined Borrowing Base is less than 90% of the Borrowing Base immediately prior to such redetermination), the Borrower shall repay any amount required to reduce the Outstanding Principal to an amount not exceeding the reduced Loan Limit and the Lenders shall have no obligation to make any further Drawdowns during this 90 day or 45 day period, as applicable, until any required payment had been made.

(e) Prior to the commencement of the Term Period and annually thereafter during the Term, based on the Borrowing Base Assets as evaluated in the most recent Engineering Report delivered pursuant to Section 9.2(d), the Super Majority Lenders shall determine or redetermine, as applicable, the Production Payout Date and, for the purpose of such determination, the Super Majority Lenders shall apply their then standard assumptions and procedures regarding reserves, production and prices. If, in respect of any such determination or redetermination, the new Production Payout Date is prior to the Maturity Date, the Super Majority Lenders, in their discretion, may revise the amount of the Quarterly Reductions in such manner as they determine desirable and consistent with projected annual cash flows to be generated from the Borrowing Base Assets to ensure complete repayment of the Outstanding Principal prior to the new Production Payout Date. Each such revision shall be promptly communicated to the Borrower by the Agent on behalf of the Super Majority Lenders and shall become effective upon the next Quarterly Reduction Date following the Agent's delivery of notice of the aforesaid revision to the Borrower.

(f) The Borrower, at the request of the Agent, shall execute such documents and instruments as the Agent requests to give effect to any reductions or revisions made pursuant to this Section 2.8. The Borrower shall pay all reasonable costs and expenses (including reasonable legal and registration fees) relating to the preparation and registration of such documents and instruments.

(g) Each reduction of the Loan Limit under this Section 2.8 or under Section 9.3(b) shall:

(i) be allocated among the Lenders in proportion to the respective Commitments of each Lender at the time of such reduction, and the allocation of such reduction to the Commitment of the Swing Line Lender shall be further allocated between the Swing Line Lender's Syndicated Commitment and its Swing Line Commitment on a pro rata basis in accordance with the respect amounts of such Commitments; and

(ii) be permanent unless all of the Lenders consent otherwise.

2.9 Swing Line Loans

(a) Notwithstanding the provisions of this Agreement which contemplate the making of Loans by all Lenders on a Pro Rata Basis, but subject to the conditions set out in Article 10 other than Section 10.2(a), the Borrower may obtain Loans by way of Swing Line Loans provided that: (i) the Outstanding Principal of all Swing Line Loans plus the Outstanding Principal of all Syndicated Loans will not exceed the Loan Limit; (ii) the aggregate amount of all Swing Line Loans will not exceed the Swing Line Commitment. Swing Line Loans (other than LC Issues and TC Issues) require a Notice of Drawdown to be delivered to the Swing Line Lender in accordance with Section 2.3. Notwithstanding any of the provisions of this Agreement which contemplate the making of payments to the Agent for the account of the Lenders (other than Section 6.1), the Borrower shall repay directly to the Swing Line Lenders all payments due to the Swing Line Lender hereunder.

(b) The Swing Line Lender, at any time (whether during the Revolving Period or the Term Period) in its sole and absolute discretion, may (and upon the Swing Line Loans being outstanding in an aggregate amount of at least Cdn. $7,500,000 for 30 days or upon the Swing Line Lender being so requested by the Borrower in writing, the Swing Line Lender will) give notice to the Agent requesting conversion of Swing Line Loans (other than LC Loans or TC Loans) into Syndicated Loans and the Agent will promptly notify each Lender and request each Lender to make a Syndicated Loan in the form of a Prime Loan (or another type of Syndicated Loan if requested by the Borrower in accordance with Section 2.3) in an aggregate amount equal to its Pro Rata Share of the aggregate unpaid principal amount of any outstanding Swing Line Loans (other than LC Loans or TC Loans) for the purpose of refinancing such Swing Line Loans (in this Section called a "**Refinancing Advance**"). Upon the giving of such notice by the Agent to each Lender, each Lender will promptly remit to the Agent for the account of the Swing Line Lender such Refinancing Advance in accordance with the notice requirements in Section 2.3(b) and otherwise in the manner set out in Article 14. In addition, the Swing Line Lender, at any time (whether during the Revolving Period or the Term Period) in its sole and absolute discretion, may (and upon Swing Line Lender being so requested by the Borrower in writing, the Swing Lender will) give notice to the Agent requesting conversion of Letters of Credit outstanding as Swing Line Loans (which notice will include details of each Letter of Credit outstanding as a Swing Line Loan (each, a "**SLLC**")) and the Agent will promptly notify each Lender and advise each Lender of the details of each SLLC. Upon the giving of such notice by the Agent to each Lender each SLLC shall be deemed to be converted into a Syndicated Loan in the form of an LC Issue (for certainty, the SLLC shall be deemed to constitute such LC Issue and no new Letter of Credit shall be issued for such purpose) and, for such purpose, shall be deemed to be a Letter of Credit issued by the Issuing Bank as fronting bank hereunder.

(c) The proceeds of the Refinancing Advances will be paid to the Swing Line Lender (and not to the Borrower) and applied to the payment of principal of the outstanding Swing Line Loans (other than LC Loans or TC Loans). If and to the extent any Lender does not make its Refinancing Advance, such unpaid amount will be deemed an unpaid portion of a Loan made by the Agent but not paid by such Lender, and will be governed by Section 14.2(c). Each Lender's obligation to make Refinancing Advances is, and the conversion of SLLC's into Syndicated Loans in the form of LC Issues and each Lender's obligation with respect thereto are, absolute and unconditional and will not be affected by any circumstances, including, without limitation:

(i) any set off, counterclaim, recoupement, defence or other right which such Lender may have against the Agent, Borrower or anyone else for any reason whatsoever;

(ii) the occurrence or continuance of a Default or Event of Default;

(iii) any adverse change in the condition (financial or otherwise) of the Borrower;

(iv) any breach of this Agreement by the Borrower, Agent or any Lender; or

(v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

(d) With respect to each SLLC converted into a Syndicated Loan in the form of an LC Issue pursuant to Section 2.9(b):

(i) the Borrower shall pay to the Issuing Bank the required fronting bank fee in accordance with Section 5.1;

(ii) for certainty, the provisions of Article 5 with respect to Letters of Credit issued by the Issuing Bank as fronting bank hereunder shall be deemed to apply to such SLLC; and

(iii) the Swing Line Lender shall promptly remit to the Agent, for the account of the Syndicated Lenders on a Pro Rata Basis, that portion of the LC Fee received by the Swing Line Lender upon issuance of the SLLC which is applicable to the remaining term of the SLLC.

(e) Notwithstanding the provisions of Section 2.9(b), (c) and (d), if and to the extent that any Refinancing Advances and/or conversions of SLLC's into Syndicated Loans in the form of LC Issues would result in the Outstanding Principal under the Syndicated Loans exceeding the Total Syndicated Commitment, the amounts of the Refinancing Advances required to be made by the Syndicated Lenders and/or amounts of SLLC's to be converted into Syndicated Loans shall be reduced accordingly such that the Outstanding Principal under the Syndicated Loans does not exceed the Total Syndicated Commitment, and such reduction shall be

allocated among the Syndicated Lenders with respect to their obligations relating to the Refinancing Advances and conversions of SLLC's to a Syndicated Loans on a Pro Rata Basis.

(f) Notwithstanding that any Lender may assign its rights and obligations hereunder, the obligations in this Section 2.9 shall continue as obligations of the Persons who were Lenders at the time each such Swing Line Loan was made, unless the Swing Line Lender specifically releases such Lender from such obligations in writing.

2.10 <u>Takeover Notification</u>

(a) In the event the Borrower wishes to utilize Drawdowns under the Credit Facility to make a take-over bid (as defined under applicable securities laws) which is unsolicited (a "**Takeover**"), then either:

(i) the Borrower shall provide to the Agent evidence satisfactory to the Agent (acting reasonably) of the agreement of the board of directors or its equivalent of the person that is the target of the Takeover approving the Takeover; or

(ii) the following steps shall be followed:

(A) at least seven Banking Days prior to the delivery of any notice to the Agent pursuant to Section 2.3 requesting Drawdowns intended to be utilized for such Takeover, the chief financial officer of the Borrower shall advise the Agent of the particulars of such Takeover in sufficient detail to enable each Lender to determine whether it has a conflict of interest if Drawdowns from such Lender are utilized by the Borrower for such Takeover, and the Agent shall promptly ensure that a Vice President of each Lender (or such other senior officer of such Lender as may be designated by such Lender to the Agent from time to time) is advised of such information; and

(B) within five Banking Days of being so advised:

(1) if a Lender shall not have notified the Borrower and the Agent that an actual conflict of interest exists (such determination to be made by each Lender in the exercise of its sole discretion having regard to such considerations as it deems appropriate), such Lender shall be deemed to have no such actual conflict of interest; or

(2) if a Lender has notified the Borrower and the Agent within such period of five Banking Days that such an actual conflict of interest exists, then upon the Borrower and the Agent being so notified, such Lender shall have no obligation to provide Drawdowns to finance such Takeover

notwithstanding any other provision of this Agreement to the contrary.

(b) If any notification has been made by a Lender pursuant to Section 2.10(a)(ii)(B)(2), then, except as provided in Section 2.10(c) below, Pro Rata Shares of any Drawdowns made to finance the Takeover in respect of which such notice was given shall be determined without reference to the Commitments of such Lender; any such notification by a given Lender shall not relieve any other Lender of any of its obligations hereunder, provided that, for certainty, no Lender shall be obligated by this Section to make or provide Drawdowns in excess of its Commitment.

(c) If the conflict of interest giving rise to a notification under Section 2.10(a)(ii)(B)(2) ceases to exist (whether by successful completion of the Takeover or otherwise), then the Lender giving such notification shall, on the next Rollover or Conversion of or, in the case of a Prime Loan or a USBR Loan, the next Interest Payment Date for, the Loans made to finance the relevant Takeover, purchase, and the other Lenders shall on a rateable basis sell and assign to such Lender, portions of such Advances equal in total to the notifying Lender's Pro Rata Share thereof without regard to Sections 2.10(a) and 2.10(b).

ARTICLE 3
INTEREST AND FEES

3.1 Interest on Prime Loans

The Borrower shall pay interest on its Prime Loans outstanding from time to time at a rate per annum equal to the aggregate of the Prime Rate and the Applicable Pricing Margin in effect from time to time. Such interest shall be calculated on the principal amount of each Prime Loan and on the basis of the actual number of days each such Prime Loan is outstanding in a year of 365 days or 366 days in a leap year. Such interest shall be payable monthly in arrears on each Interest Payment Date for such Prime Loan. Changes in the Prime Rate shall cause an immediate adjustment of the interest rate applicable to each Prime Loan without the necessity of any notice to the Borrower.

3.2 Interest on USBR Loans

The Borrower shall pay interest on its USBR Loans outstanding from time to time at a rate per annum equal to the aggregate of the USBR and the Applicable Pricing Margin in effect from time to time. Such interest shall be calculated on the principal amount of each USBR Loan and on the basis of the actual number of days each such USBR Loan is outstanding in a year of 365 days or 366 days in a leap year. Such interest shall be payable monthly in arrears on each Interest Payment Date for such USBR Loan. Changes in the USBR shall cause an immediate adjustment of the interest rate applicable to each USBR Loan without the necessity of any notice to the Borrower.

3.3 Interest on LIBOR Loans

The Borrower shall pay interest on its LIBOR Loans outstanding from time to time at a rate per annum equal to the aggregate of the LIBOR for each LIBOR Period and the Applicable Pricing Margin in effect from time to time. Such interest shall accrue daily on the principal amount of each LIBOR Loan outstanding during each such LIBOR Period and on the basis of the actual number of days each such LIBOR Loan is outstanding in a year of 360 days. Such interest shall be payable in arrears on each Interest Payment Date for such LIBOR Loan.

3.4 Payment of BA Stamping Fees

Upon acceptance of a Bankers' Acceptance by a Lender, the Borrower shall pay to such Lender, by way of set-off in accordance with Section 4.2, a fee (the "**BA Stamping Fee**") payable in Cdn. Dollars and calculated on the face amount of each Bankers' Acceptance accepted by each Lender at the rate per annum equal to the Applicable Pricing Margin, computed on the basis of the number of days to but excluding the maturity date of such Bankers' Acceptance and a year of 365 days or 366 days in a leap year.

3.5 Standby Fees

(a) The Borrower shall pay to the Agent for the account of each Lender, (i) for the account of each Syndicated Lender, a standby fee in Cdn. Dollars calculated on the amount, if any, by which the amount of the Outstanding Principal of Syndicated Loans owed to such Lender under the Credit Facility for each day in the Revolving Period is less than such Lender's Syndicated Commitment, and (ii) for the account of the Swing Line Lender, a standby fee in Cdn. Dollars calculated on the amount, if any, by which the amount of Outstanding Principal of the Swing Line Loans for each day of the Revolving Period is less than the Swing Line Commitment, in each case at the rate per annum equal to the Applicable Pricing Margin and computed on the basis of the number of days in the relevant period of determination. For the purposes of calculating these standby fees payable to a Syndicated Lender, (i) the Outstanding Principal of Syndicated Loans owed to a Syndicated Lender shall be deemed to include its Pro Rata Share of all outstanding and undrawn Letters of Credit issued by the Issuing Bank as fronting bank hereunder (including Letters of Credit issued by the Swing Line Lender that have been converted into Syndicated Loans pursuant to Section 2.9(b)), and (ii) the Outstanding Principal of the Swing Line Loans shall be deemed to include all outstanding Tender Cheques and all outstanding Letters of Credit issued by the Swing Line Lender other than Letters of Credit that have been converted to Syndicated Loans pursuant to Section 2.9(b). Fees determined in accordance with this Section shall accrue daily from and after the date hereof and be payable by the Borrower in accordance with Section 3.5(b), until the earlier of cancellation in full of the undrawn portion of the Credit Facility and the last day of the Revolving Period.

(b) The standby fees referred to in Section 3.5(a) shall accrue daily and shall be payable quarterly in arrears on the third Banking Day following the end of each Fiscal Quarter.

(c) In order to calculate the daily Outstanding Principal, the Agent shall convert any Loans in U.S. Dollars into the Cdn. Equivalent thereof (based on the simple average of the monthly average spot rate of exchange quoted by Bank of Canada for each of the months in the previous Fiscal Quarter).

3.6 Agent's Fees

The Borrower shall pay to the Agent, for its own account, the fees required to be paid by the Borrower to the Agent pursuant to the Agency Agreement. Any unpaid fees under the Agency Agreement shall be deemed to form part of the Loan Indebtedness.

3.7 Interest on Overdue Amounts

To the maximum extent permitted by law, the Borrower shall pay interest on all overdue amounts owing by the Borrower hereunder (including, without limitation, any overdue interest payments) from the date each such amount is due until the date each such amount is paid in full. Such interest shall be calculated daily, compounded monthly and payable on demand of the Agent at a rate per annum equal to the aggregate of the Prime Rate plus **[the wording was intentionally removed due to confidentiality]** per annum.

3.8 General Interest Provisions

(a) In the event of any dispute, disagreement or adjudication involving or pertaining to the determination of the Prime Rate, USBR, LIBOR, CDOR Rate or Federal Funds Rate in effect at any time, the certificate of the Agent as to such rate shall be accepted as *prima facie* evidence thereof for all purposes of this Agreement.

(b) Each determination by the Agent of the amount of interest, fees or other amounts due from the Borrower hereunder shall be *prima facie* evidence of the accuracy of such determination.

(c) All interest, fees and other amounts payable by the Borrower hereunder shall accrue daily, be computed as described herein, and be payable both before and after demand, maturity, default and judgment.

(d) To the maximum extent permitted by law, the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lenders.

(e) In no event shall any interest, fees or other amounts payable hereunder exceed the maximum rate permitted by law. If any such interest or fee exceeds such maximum rate, such interest or fee shall be reduced to the maximum rate recoverable under law assuming that the parties had agreed to such amount by contract.

(f) For the purposes of the *Interest Act* (Canada):

(i) the annual rate of interest which is equivalent to the interest rate determined by reference to LIBOR hereunder shall be the determined rate multiplied by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 360;

(ii) the principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement;

(iii) the rates of interest specified in this Agreement are intended to be nominal rates and not effective rates; and

(iv) unless otherwise stated, the rates of interest specified in this Agreement are to be calculated on the basis of a calendar year of 365 days.

ARTICLE 4
BANKERS' ACCEPTANCES

4.1 Form of Bankers' Acceptances

(a) Each bankers' acceptance draft to be tendered by the Borrower for acceptance by a Lender will be drawn on a form acceptable to such accepting Lender.

(b) The face amount of any Bankers' Acceptance shall be Cdn. $100,000 or any integral multiple thereof. If the face amount of a Bankers' Acceptance which would otherwise be accepted by a Lender would not be Cdn. $100,000 or an integral multiple thereof, such face amount shall be increased or decreased by the Agent in its sole discretion to Cdn. $100,000 or the nearest integral multiple of that amount, as appropriate; provided that the aggregate face amount of the Bankers' Acceptances to be accepted by a Lender shall not exceed such Lender's Syndicated Commitment in effect on such date.

(c) The term to maturity of each draft drawn by the Borrower to be accepted as a Bankers' Acceptance shall, subject to market availability as determined by the Lenders, be the BA Period selected by the Borrower in the relevant Notice of Drawdown or Notice of Rollover/Conversion/Repayment, and each Bankers' Acceptance shall be payable and mature on the last day of the BA Period selected by the Borrower for such Bankers' Acceptance.

4.2 Purchase of Bankers' Acceptances

Each Lender, other than a Non-BA Lender, hereby agrees to purchase, or arrange for purchase of, at the BA Discount Rate, each Bankers' Acceptance accepted by it and to provide to the Agent for the account of the Borrower for value on the date of purchase of such Bankers' Acceptance, by transfer to the Agent's Accounts, the BA Discount Proceeds for such Bankers' Acceptance less the BA Stamping Fee for such Bankers' Acceptance.

4.3 <u>Depository Bills and Notes Act</u>

If and for so long as the power of attorney referred to in Section 4.4(a) is in force with respect to each of the Lenders, it is intended that pursuant to the DBNA, all Bankers' Acceptances accepted by the Lenders (other than Old System Issuers) under this Agreement will be issued in the form of a "**depository bill**" (as defined in the DBNA), deposited with a "**clearing house**" (as defined in the DBNA including, without limitation, The Canadian Depository for Securities Ltd. or its nominee CDS & Co.). In order to give effect to the foregoing, the Agent will, subject to the approval of the Borrower and the Majority Lenders, establish and notify the Borrower and the Lenders of any additional procedures, consistent with the terms of this Agreement and the DBNA, as are reasonably necessary to accomplish such intention, including:

(a) any instrument held by the Agent for the purposes of Bankers' Acceptances will have marked prominently and legibly on its face and within its text, at or before the time of issue, the words "This is a depository bill subject to the *Depository Bills and Notes Act* (Canada)";

(b) any reference to the authentication of the Bankers' Acceptance will be removed; and

(c) any reference to the "**bearer**" will be removed and such Bankers' Acceptances will not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.

4.4 <u>Terms of Acceptance by Lenders</u>

(a) **Power of Attorney.** The Borrower hereby appoints each Lender, acting by any authorized signatory of such Lender, the attorney of the undersigned:

(i) to execute, for and on behalf and in the name of the Borrower as drawer, and to endorse on its behalf, drafts in such Lender's standard form which constitute depository bills for the purpose of the DBNA (in the case of Lenders other than Old System Issuers and Non-BA Lenders), bills of exchange for the purpose of the *Bills of Exchange Act* (Canada) (in the case of Old System Issuers) and Discount Notes (in the case of Non-BA Lenders);

(ii) to complete the amount, date and maturity date of such Bankers' Acceptances (or Discount Notes as applicable); and

(iii) to deposit such Bankers' Acceptances which have been accepted by the Lender with a clearing house (as defined in the DBNA);

<u>provided</u> that such acts in each case are to be undertaken by such Lender strictly in accordance with instructions given to such Lender by the Borrower as provided in this Section 4.4(a). For certainty, signatures of any authorized signatory of such Lender may be mechanically reproduced in facsimile on Bankers'

Acceptances (or Discount Notes as applicable) issued in accordance with Section 4.5 and such facsimile signatures will be binding and effective as if they had been manually executed by such authorized signatory of such Lender. Instructions from the Borrower to such Lender relating to the execution, completion, endorsement, discount and/or delivery by such Lender on behalf of the Borrower of Bankers' Acceptances (or Discount Notes as applicable) will be communicated by delivery to the Agent of a Notice of Drawdown or Notice of Rollover/Conversion/Repayment. This power of attorney may be withdrawn by the Borrower providing each Lender with two days written notice of such withdrawal.

(b) **Delivery and Payment.**

(i) If the Borrower has withdrawn the power of attorney pursuant to Section 4.4(a), the Borrower will pre-sign and deliver to each Lender bankers' acceptance drafts (or Discount Notes as applicable) in sufficient quantity to meet the Borrower's requirements for anticipated Loans by way of Bankers' Acceptances.

(ii) The Borrower waives presentment for payment and any defence to payment of any Bankers' Acceptances and the Borrower will not claim any days of grace for the payment at maturity of any Bankers' Acceptances.

(iii) Any amount owing by the Borrower in respect of any Bankers' Acceptance which is not paid in accordance with the foregoing, will, as and from its maturity date, be deemed to be outstanding hereunder as a Prime Loan.

(c) **No Liability**. The Lenders will not be liable for any damage, loss or improper use of any bankers' acceptance draft or promissory note endorsed in blank except for any loss arising by reason of a Lender failing to use the same standard of care in the custody of such bankers' acceptance drafts or promissory notes as each such Lender uses in the custody of its own property of a similar nature.

4.5 <u>**Mechanics of Issuance**</u>

(a) By 10:00 a.m. (Calgary time) on the applicable Drawdown Date, Conversion Date or Rollover Date involving a BA Issue, the Borrower shall be deemed to have authorized each Lender, other than any Lender that is a Non-BA Lender, to sign on behalf of the Borrower (if the power of attorney referred to in Section 4.4(a) remains in force with respect to such Lender), complete and accept, drafts drawn by the Borrower on such Lender in a principal amount at maturity equal to such Lender's Pro Rata Share (as adjusted pursuant to Sections 4.1(b) and 4.5(b)) of the aggregate amount of the Bankers' Acceptances specified by the Borrower in the relevant Notice of Drawdown or Notice of Rollover/Conversion/Repayment, as notified to the Lenders by the Agent.

(b) Upon receipt by the Agent of a Notice of Drawdown or Notice of Rollover/Conversion/Repayment from the Borrower requesting a BA Issue, the Agent shall promptly notify the Lenders thereof and advise each Lender of the aggregate face amount of Bankers' Acceptances to be accepted by such Lender, the date of issue, the BA Period for such BA Issue and the BA Discount Proceeds and BA Stamping Fee in respect of the Bankers' Acceptances to be accepted by such Lender. The allocation among the Lenders of the face amounts of Bankers' Acceptances to be accepted by each Lender shall be determined by the Agent on a Pro Rata Basis; provided that, when such allocation cannot be evenly made, such allocation shall be rounded by the Agent in its discretion in accordance with its normal money market practices.

(c) On each Drawdown Date, Rollover Date or Conversion Date involving a BA Issue, each Lender, other than any Lender that is a Non-BA Lender, shall complete and accept, in accordance with the Notice of Drawdown or Notice of Rollover/Conversion/Repayment delivered by the Borrower and advised by the Agent in connection with such issue, its Pro Rata Share (as adjusted pursuant to Sections 4.1(b) and 4.5(b)) of the Bankers' Acceptances to be issued on such date and shall purchase such Bankers' Acceptances for its own account at a purchase price which reflects the BA Discount Rate applicable to such issue.

(d) On each Drawdown Date involving the issuance of Bankers' Acceptances, each Lender shall, for same day value on the Drawdown Date, remit the BA Discount Proceeds payable by such Lender (net of the BA Stamping Fee payable to such Lender pursuant to Section 3.4) to the Agent for the account of the Borrower; and the Agent shall credit such funds to the Borrower's Accounts for same day value on such date.

(e) In respect of any Rollover of Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to a Lender for the face amount of maturing Bankers' Acceptances accepted by such Lender, such Lender shall receive and retain for its own account the BA Discount Proceeds of new Bankers' Acceptances issued on such Rollover, and the Borrower shall on the maturity date of the Bankers' Acceptances being rolled over pay to the Agent for the account of such Lender an amount equal to the difference between the face amount of the maturing Bankers' Acceptances and the BA Discount Proceeds from the new Bankers' Acceptances, together with the BA Stamping Fee payable to such Lender pursuant to Section 3.4.

(f) In respect of any Conversion into Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to the Lenders for the amount of the converted Loan, each Lender shall receive and retain for its own account the BA Discount Proceeds of the Bankers' Acceptances issued upon such Conversion, and the Borrower shall on the Conversion Date pay to the Agent for the account of the Lenders an amount equal to the difference between the principal amount of the converted Loan and the aggregate BA Discount Proceeds from the Bankers'

Acceptances issued on such Conversion, together with the BA Stamping Fee payable to the Lenders pursuant to Section 3.4.

(g) Each Lender may at any time and from time to time hold, sell, rediscount or otherwise dispose of any or all Bankers' Acceptances accepted and purchased by it for its own account.

4.6 BA Equivalent Loans

Notwithstanding the other provisions of this Article 4, a Non-BA Lender shall, in lieu of accepting and purchasing Bankers' Acceptances, make a BA Equivalent Loan. The amount of each BA Equivalent Loan shall be equal to the BA Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances to such Non-BA Lender which such Lender would otherwise be required to accept and purchase as part of such a BA Issue. To determine the amount of such BA Discount Proceeds, the hypothetical sale shall be deemed to take place at the BA Discount Rate and using the BA Period for such BA Issue. Any BA Equivalent Loan shall be made on the relevant Drawdown Date, Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the relevant Drawdown of, Conversion into or Rollover of Bankers' Acceptances issued concurrently therewith. Concurrently with the making of a BA Equivalent Loan, a Non-BA Lender shall be entitled to deduct therefrom an amount equal to the BA Stamping Fee which such Lender would otherwise be entitled to receive pursuant to Section 3.4 as part of such BA Issue if such Lender was accepting Bankers' Acceptances, based on the amount payable on the maturity date of such BA Equivalent Loan. Upon the maturity date for such Bankers' Acceptances, the Borrower shall pay to each Non-BA Lender the face amount of its BA Equivalent Loan plus interest calculated at the BA Discount Rate. All references in this Agreement to "**Loans**", "**Bankers' Acceptances**" and "**BA Issue**" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Loans made by a Non-BA Lender as part of a Drawdown of, Conversion into or Rollover of Bankers' Acceptances. Each such Loan shall be evidenced by a Discount Note executed by the Borrower.

ARTICLE 5
LETTERS OF CREDIT AND TENDER CHEQUES

5.1 LC Fees

Upon the issuance of each Letter of Credit, the Borrower shall pay to the Issuing Bank the LC Fee plus, unless the Letter of Credit is issued as a Swing Line Loan, a fronting bank fee. No fronting bank fee shall be payable in respect of a Letter of Credit issued as a Swing Line Loan unless and until such Letter of Credit is converted into a Syndicated Loan pursuant to Section 2.9(b), at which time a fronting bank fee shall be paid by the Borrower not later than one Banking Day following the date of such conversion (provided that the Issuing Bank may require such payment at the time of and as a condition of such conversion). The LC Fee shall be calculated on the basis of the Applicable Pricing Margin, the stated maximum amount of each Letter of Credit and the actual number of days in the term of each Letter of Credit; provided that the minimum LC Fee shall be Cdn. $200 per Letter of Credit. The fronting bank fee shall be calculated on the basis of a rate of **[the wording was intentionally removed due to**

confidentiality] per annum, the stated maximum amount of each Letter of Credit and (i) in the case of a Letter of Credit not originally issued as a Swing Line Loan, the actual number of days in the term of each Letter of Credit, and (ii) in the case of a Letter of Credit which has been converted into a Syndicated Loan pursuant to Section 2.9(b), the actual number of days remaining in the term of the Letter of Credit calculated from the date of such conversion. The LC Fee shall be for the account of the Lenders and the fronting bank fee shall be for the sole account of the Issuing Bank. Such fees shall, except as hereinbefore provided in this Section, be payable at the time of issuance of each Letter of Credit.

5.2 TC Fee

Upon the issuance of each Tender Cheque, the Borrower shall pay the Swing Line Lender the TC Fee. The TC Fee shall be calculated on the basis of the Applicable Margin, the face amount of the Tender Cheque and the number of days calculated from the date of issue of the Tender Cheque until the Tender Cheque is returned and cancelled or cashed; provided that the minimum TC Cheque shall be $200 per Tender Cheque. The TC shall be for the sole account of the Swing Lender. The TC Fee shall be payable at the time of the issuance of the Tender Cheque.

5.3 Procedures and Limitations

The following provisions shall apply to LC Issues and TC Issues:

(a) any request by the Borrower for the issuance of a Letter of Credit shall be given to both the Issuing Bank and the Agent, except for a request for the issuance of a Letter of Credit as a Swing Line Loan, which request need only be given to the Swing Line Lender;

(b) any request by the Borrower for a Tender Cheque shall be given to the Swing Line Lender;

(c) unless issued as a Swing Line Loan (in which case Section 2.9 shall apply), each Letter of Credit shall be issued by the Issuing Bank as fronting bank on behalf of the Lenders;

(d) each Letter of Credit shall expire not later than the Maturity Date and shall otherwise be in a form satisfactory to the Issuing Bank;

(e) the Issuing Bank and the Swing Line Lender shall have no obligation to issue a Letter of Credit or Tender Cheque (as applicable) until the Borrower has executed and delivered to the Issuing Bank or Swing Line Lender (as applicable) such ancillary documents, including applications and indemnities, as the Issuing Bank or Swing Line Lender (as applicable) normally requires for similar transactions at least two Banking Days prior to the date of issuance;

(f) the aggregate face amount of all outstanding and undrawn Letters of Credit shall at no time exceed Cdn. $5,000,000 or the U.S. Equivalent thereof;

(g) the aggregate face amount of all outstanding and uncashed Tender Cheques shall not exceed Cdn. $2,000,000;

(h) except as provided in Sections 5.4(b) and (c), the Borrower may not effect a Conversion of a Letter of Credit or a Tender Cheque; and

(i) the Borrower shall immediately reimburse the Issuing Bank or the Swing Line Lender (as applicable) for any amounts drawn on a Letter of Credit or a Tender Cheque; provided that if such reimbursement fails to occur, the provisions of Section 5.4 shall apply.

5.4 Indemnification by Lenders

(a) The Lenders hereby agree to indemnify the Issuing Bank, on a Pro Rata Basis, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Issuing Bank in respect of any Letter of Credit issued by the Issuing Bank as fronting bank hereunder, except for any harm or losses caused by the Issuing Bank's gross negligence or wilful misconduct.

(b) Notwithstanding anything to the contrary herein contained, to the extent that the Issuing Bank makes any payment under any Letter of Credit issued by it as fronting bank hereunder and is not reimbursed by the Borrower, the Issuing Bank shall promptly notify the Agent who shall promptly provide a copy of such notice to the Lenders and, effective on the day of notice to that effect to the other Lenders from the Agent, the Borrower shall be deemed to have effected a Conversion of such Letter of Credit into: (i) a Prime Loan (in the case of a Letter of Credit denominated in Cdn. Dollars); or (ii) a USBR Loan (in the case of a Letter of Credit denominated in U.S. Dollars), in each case to the extent of the payment of the Issuing Bank thereunder; and on the day of receipt of such notice, the other Lenders shall disburse to the Agent for the account of the Issuing Bank their Pro Rata Share(s) of such Prime Loan or USBR Loan, as applicable. If a Lender fails to disburse its Pro Rata Share of any amount under this Section 5.4(b) then any distributions or payments payable to such Lender (including any distribution or payment with respect to the Borrower upon any enforcement or realization proceedings or any bankruptcy, winding-up, liquidation, arrangement, compromise or composition in respect of the Loan Indebtedness) shall be re-allocated until the amounts owed by the Borrower are outstanding to each Lender in accordance with its Pro Rata Share.

(c) Notwithstanding anything to the contrary herein contained, to the extent that the Swing Line Lender makes any payment under a Letter of Credit not issued by it as a fronting bank hereunder or under a Tender Cheque, and is not reimbursed by the Borrower, the Borrower shall deemed to have effected a Conversion of such Letter of Credit or Tender Cheque (as applicable) into a Swing Line Loan consisting of (i) a Prime Loan (in the case of a Letter of Credit denominated in

Cdn. $ or in the case of a Tender Cheque); or (ii) a USBR Loan (in the case of a Letter of Credit denominated in U.S. Dollars), in each case to the extent of the payment by the Swing Line Lender thereunder.

(d) The Lenders shall be obligated to disburse their Pro Rata Share of the Prime Loan or USBR Loan contemplated by Section 5.4(b) irrespective of:

(i) whether a Default or Event of Default is then continuing; and

(ii) whether or not the Borrower has, in fact, actually requested the Conversion referred to in Section 5.4(b).

(e) Notwithstanding that any Lender may assign its rights and obligations hereunder, the obligations in this Section 5.4 with respect to Letters of Credit issued by the Issuing Bank as fronting bank hereunder shall continue as obligations of the Persons who were Lenders at the time each such Letter of Credit was issued, unless the Issuing Bank specifically releases such Lender from such obligations in writing.

ARTICLE 6
PAYMENTS

6.1 Quarterly Reductions and Pre-Payments During Term Period

(a) Commencing on the first Quarterly Reduction Date, and on each of the next 10 Quarterly Reduction Dates thereafter, the Loan Limit shall be permanently reduced by an amount equal to one-twentieth (1/20) of the Cdn. Equivalent of the Outstanding Principal on the Term-Out Date (each a "**Quarterly Reduction**").

(b) Each Quarterly Reduction and each prepayment of Outstanding Principal during the Term Period shall:

(i) be received by the Agent for the account of the Lenders, and shall be applied in repayment of Outstanding Principal owed to each Lender in proportion to the respective Commitments of each Lender at the time of payment, and the amount received for the account of the Swing Line Lender shall be further applied in repayment of its Syndicated Commitment and its Swing Line Commitment on a pro rata basis in accordance with the respective amounts of such commitments; and

(ii) reduce the Commitments of the Lenders correspondingly in accordance with the application of such payment pursuant to (i) immediately above.

6.2 Repayment and Prepayment of Loans

(a) On each Quarterly Reduction Date, the Borrower shall repay the amount, if any, by which the Cdn. Equivalent of the Outstanding Principal exceeds the amount of the Loan Limit after giving effect to the reductions required by Section 6.1.

(b) The Borrower shall repay all such amounts as may be required pursuant to Section 2.8(d) as a result of any redetermination of the Borrowing Base.

(c) If the Cdn. Equivalent of the Outstanding Principal is, at any time and for any reason (other than as a result of a redetermination of the Borrowing Base), in excess of the Loan Limit, the Borrower shall within 31 days after receipt of notice from the Agent of such excess:

(i) repay or otherwise reduce the Outstanding Principal under such Credit Facility by the amount of such excess;

(ii) if and to the extent permitted by the Agent, pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent for the benefit of the Lenders an amount equal to such excess; or

(iii) any combination of (i) or (ii) above.

(d) Subject to the other provisions hereof, the Borrower shall be entitled to repay or prepay all or any portion of any Loan without premium or penalty.

(e) On the Maturity Date, the Borrower shall:

(i) repay in full all Outstanding Principal; and

(ii) repay all other Loan Indebtedness.

6.3 <u>Payments - General</u>

(a) In anticipation of any repayment or prepayment of any Loan, the Borrower shall deliver to the Agent a Notice of Rollover/Conversion/Repayment with the same prior notice that would apply if the Borrower was obtaining a Drawdown of such Loan.

(b) All payments of principal, interest, fees and other amounts owing from time to time by the Borrower to the Lenders pursuant to this Agreement shall be made in the currency in which the related Loan is outstanding (or in Cdn. Dollars if such payment does not relate to any Loan) by deposit or transfer to the Borrower's Accounts no later than 12:00 (Toronto time) on the relevant date for payment. Any payment received after 12:00 noon (Toronto time) shall be deemed to be received on the next following Banking Day.

(c) The Borrower authorizes and directs the Agent to automatically debit the Borrower's Accounts for all amounts payable by the Borrower under this Agreement, including the repayment of principal and the payment of interest and fees and all charges agreed to by the Borrower for the maintaining of the Borrower's Accounts. The Agent shall, as soon as is practical after making any such debit, inform the Borrower of the amount thereof and provide reasonable details of the calculation thereof.

(d) All payments by the Borrower hereunder shall be made in immediately available freely transferable funds.

(e) Except as provided in the remainder of this Section 6.3(e), the Borrower shall make all payments required hereunder, whether by way of principal, interest or otherwise, without regard to any defence, counterclaim or right of set-off available to the Borrower and without withholding any Taxes. If the Borrower is required by Law to deduct any withholding Taxes from or in respect of any amounts payable under this Agreement (excluding, however, any withholding Taxes withheld wholly because such Lender (including any Lender who becomes such as an assignee hereunder) is or becomes a non-resident of Canada for the purposes of the *Income Tax Act* (Canada)) (i) the amounts payable by the Borrower hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6.3(e)) the Agent and the Lenders will receive an amount equal to the sum they would have received had no such deductions been made, (ii) the Borrower will make such deductions and (iii) the Borrower will pay the full amount deducted to the relevant taxing authority or other Governmental Authority in accordance with applicable Law.

(f) Unless otherwise specifically provided for herein, if any payment required hereunder shall become due and payable on a day which is not a Banking Day, such payment shall be made on the next following Banking Day and any extension of time shall in such case be included in computing interest payable hereunder relating to such payment.

(g) A repayment or prepayment of a LIBOR Loan may occur only on the last day of the relevant LIBOR Period for such LIBOR Loan (unless the Borrower pays LIBOR breakage costs to the Lenders in accordance with Section 13.2).

(h) A repayment or prepayment of a BA Issue may occur only on the maturity date for such BA Issue.

6.4 Application of Payments After Default

If an Event of Default occurs and is continuing, all payments made by the Borrower hereunder shall be applied to such portion of the Loan Indebtedness as each Lender may select in its sole discretion or as otherwise required by law.

ARTICLE 7
SECURITY

7.1 Security

As continuing collateral security for the Loan Indebtedness and the Secured Swap Obligations, the Borrower has already arranged to be delivered the Existing Security to the Agent on behalf of the Lenders prior to the date hereof and shall also deliver or cause to be delivered to the Agent on behalf of the Lenders the following Security Documents:

(a) a guarantee from each of the New Material Subsidiaries;

(b) a floating charge demand debenture in the principal amount of Cdn. $300,000,000 granted by each of the New Material Subsidiaries together with a deposit agreement in respect thereof; and

(c) a general security agreement granted by each of the New Material Subsidiaries.

In addition, the Borrower shall execute and deliver and shall cause the Fund and SLP to execute and deliver the Fund Subordination Agreement in favour of the Agent on behalf of the Lenders.

7.2 General Security Provisions

(a) The Security Documents shall secure the Loan Indebtedness and Secured Swap Obligations on a *pari passu* basis. The Security shall rank in priority to all Liens other than any Permitted Liens; provided that nothing herein shall be construed as a subordination of the Security to such Permitted Liens.

(b) Each of the Security Documents shall be registered or perfected in all such jurisdictions as may be required, in the opinion of the Agent, acting reasonably, to preserve and protect the priority of the Security.

(c) Forthwith upon request of the Agent, the Borrower shall promptly provide all such documents and information and perform all such acts as the Agent may reasonably request in order to establish or maintain the validity, perfection or priority of the Security.

(d) Each of the Security Documents shall for all purposes be treated as a separate and continuing collateral Lien and shall be deemed to have been given in addition to and not in place of any other Security Document or any other Liens now or hereafter acquired by the Lenders.

(e) The Lenders may grant extensions of time or other indulgences, acquire and release Security, accept compromises, grant releases and discharges and otherwise deal with the Borrower and other Persons and with Security as the Lenders may see fit, without prejudice to any other rights or recourse the Lenders may have under this Agreement or any of the Security Documents against the Borrower.

(f) The Existing Security is effective and continuing security, and the new Security Documents provided pursuant to Section 7.1 shall be effective immediately and shall be continuing, whether Drawdowns or any part thereof shall be advanced before or after or at the same time as the creation of any such Security Documents or before or after or upon the date of execution of this Agreement.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES

8.1 Representations and Warranties of Borrower

The Borrower represents and warrants to the Agent and the Lenders as follows:

(a) (i) the Borrower and each corporate Material Subsidiary is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation or amalgamation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary and has the capacity and power to own its property and assets, to carry on its business, to execute and deliver the Loan Documents executed by it, to comply with the provisions thereof and to duly perform and observe all of its obligations thereunder and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action; (ii) each Material Subsidiary that is a partnership is validly subsisting as a partnership or a trust under the laws of its jurisdiction of formation, is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it or the character or location of any material properties owned by it makes registration necessary, and has the capacity and power to own its property and assets, to carry on its business, to execute and deliver the Loan Documents executed by it, to comply with the provisions thereof and to duly perform and observe all of its obligations thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary partnership action; and (iii) the trustee of each Material Subsidiary that is a trust is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation or amalgamation, the trust, in respect of which it is trustee has been duly established and is validly existing as a trust under the laws of the jurisdiction under which it was organized and such trustee is duly registered to carry on business in all other applicable jurisdictions in which the nature of any material business carried on by it in its capacity as trustee of the trust or the location of any material trust properties makes registration necessary and has the capacity and power to hold title to the property and assets of the trust, to carry on the business of the trust, to execute and deliver the Loan Documents executed by it, to comply with the provisions thereof and to duly perform and observe all of its obligations thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate and trust action;

(b) the execution, delivery and performance by the Borrower of the Loan Documents will not violate any provisions of:

(i) any applicable Law or Governmental Authorization of any Governmental Authority having jurisdiction; or

(ii) its constating documents, or any agreement, deed, undertaking or instrument to which the Borrower is a party or by which it or its assets are bound except for any such violation which would not have a Material Adverse Effect;

(c) each of the Loan Documents constitutes, or when executed and delivered by the Borrower will constitute, a legal, valid and binding obligation of the Borrower enforceable in accordance with its terms subject to the exceptions referred to in the opinion of Borrower's counsel referred to in Section 10.1(a)(v);

(d) no Default or Event of Default has occurred and is continuing;

(e) the Borrower is not in default under any agreement to which it is a party or by which it is bound except for any such default which would not have a Material Adverse Effect, and no litigation, arbitration or administrative proceedings are presently ongoing or, to the knowledge of the Borrower are pending or threatened, which, if determined adverse to the interest of the Borrower, would have a Material Adverse Effect;

(f) all Governmental Authorizations which are reasonably necessary or advisable to conduct the business of the Borrower have been or will be obtained and are in full force and effect except to the extent that the failure to do so would not have a Material Adverse Effect;

(g) the Financial Statements provided by the Borrower and/or the Fund to the Agent in connection with this Agreement (or in connection with the negotiation of this Agreement) were prepared by the Borrower, the Fund or their auditors in accordance with GAAP, fairly present the respective financial positions of the Fund, the Borrower and the Material Subsidiaries at the date or dates thereof, and there has been no adverse change subsequent thereto which would have a Material Adverse Effect;

(h) all of the Taxes required to be remitted by the Borrower to any Governmental Authority have been made, are currently up to date and there are no outstanding arrears except to the extent that the failure to make such remittance would not have a Material Adverse Effect;

(i) the Borrower has complied with all Laws including, without limitation, all Environmental Laws, relating to its assets, business and operations except to the extent that the failure to do so would not have a Material Adverse Effect, and, in addition (but without limitation to the foregoing), the Borrower represents and warrants that, except as disclosed in writing to the Agent prior to the execution of this Agreement:

(i) to the best of the knowledge of the Borrower, the Borrower possesses all environmental licences, permits and other Governmental Authorizations necessary to conduct its business including, without limitation, operations at its plants, other than such licences, permits and other Governmental

Authorizations the absence of which would not have a Material Adverse Effect;

(ii) to the best of the knowledge of the Borrower, the Borrower has not received any notices to the effect that the operations or the assets of the Borrower on its real property are: (A) not in full compliance with all Environmental Laws or (B) the subject of any federal or provincial remedial or control action or order, or any investigation or evaluation as to whether any remedial action is needed to respond to a release or threatened release of any Hazardous Materials into the Environment or any facility or structure;

(iii) to the best of the knowledge of the Borrower, the Borrower has not received any notices or claims that it is or may be liable to any Person (including, without limitation, any individual or government, whether federal, provincial, city or municipal) as a result of the Release or threatened Release of any Hazardous Materials into the Environment or into any facility or structure nor have there been, to the best of the knowledge of the Borrower, any Releases, spills or discharges of any Hazardous Materials into the Environment or into any facility or structure, which after lapse of time, would give rise to any Environmental Claims nor is the Borrower aware that there is any basis for any such Environmental Claims being commenced nor has the Borrower ever been convicted of any offence in respect of Environmental Claims; and

(iv) to the best of the knowledge of the Borrower, the Borrower has not used any real property as a landfill or waste disposal site, nor is the Borrower aware of the presence of any Hazardous Materials deposited or disposed of on any real property except in the normal and ordinary course of its business in accordance with standards adhered to by prudent oil and gas operators operating similar properties in Canada; and

(v) to the best of the knowledge of the Borrower, all pollution control equipment which operates as part of the business is effective in meeting applicable emissions limits and effluent pre-treatment standards;

(j) except as disclosed in Schedule H, there are no Subsidiaries, and the ownership structure of the Fund, the Borrower and all Subsidiaries is as set forth in the organizational chart included in Schedule H;

(k) the Borrower has good and valid title to all of its P & NG Rights, subject only to Permitted Liens and the potential existence of certain Liens and defects in title which are not general in application and which in the aggregate do not materially detract from the value of its P & NG Rights or any significant part thereof or materially impair the use of any thereof in the operation of the business of the Borrower;

(l) except as disclosed in writing to the Agent, the Borrower has not received any notice of non-compliance in any material respect with any Environmental Laws from any Governmental Authority or other Person or that any Release has occurred of, from, around, under or in respect of, any of the Collateral;

(m) all engineering reports and other related information provided by or on behalf of the Borrower to the Agent or any Lender in writing in connection with this Agreement are true and correct in all material respects, and there is no information known to the Borrower that would cause such information provided to the Agent or any Lender, as of the date of execution and delivery of this Agreement, to be incorrect or misleading in any material respect;

(n) the only partners of SLP are the Borrower as general partner and Shiningbank Operating Trust as limited partner;

(o) the Fund is the sole beneficiary of Shiningbank Operating Trust, the sole trustee of Shiningbank Operating Trust is 1130243 Alberta Inc. and the Fund owns all of the issued and outstanding shares of SHC and 1130243 Alberta Inc.;

(p) SHC owns all of the issued and outstanding shares of the Borrower; and

(q) the Fund does not have any assets or liabilities of a material nature (excluding assets and liabilities which use is ancillary to its existence as a unincorporated investment trust) other than (i) its equity interests in SHC and 1130243 Alberta Inc., (ii) its rights under the Royalty Agreements, (iii) the Subordinated Indebtedness and (iv) the Fund's interest as beneficiary of Shiningbank Operating Trust.

8.2 Representations and Warranties of Subsidiaries

The substance of the representations and warranties made by the Borrower in Section 8.1 (except those made in Sections 8.1(g), 8.1(j) and 8.1(m) and excluding those representations and warranties relating to the Loan Documents), shall be deemed to apply to each Material Subsidiary. The Borrower represents and warrants to the Agent and the Lenders that all such representations and warranties are true and correct.

8.3 Nature and Survival of Representations and Warranties

All statements contained in any certificate or other instrument delivered by or on behalf of the Borrower pursuant to or in connection with the Credit Facility, and all representations, warranties, covenants, indemnities and agreements contained in the Loan Documents, shall survive the execution and delivery of the Loan Documents, the making of Loans and the repayment of the Loan Indebtedness. All such representations and warranties (except those made in Section 8.1(m) and subclauses (ii), (iii) and (v) of Section 8.1(i)) shall be deemed to be repeated on each Drawdown Date, as if made on such date.

ARTICLE 9
COVENANTS

9.1 Financial Covenants of Borrower

The Borrower covenants and agrees that, for so long as any Loan Indebtedness is outstanding or the Borrower is entitled to obtain any Loans under the Credit Facility, the Current Ratio at the end of each Fiscal Quarter shall not be less that 1.0 and the Borrower shall take all steps and do all acts and things required to maintain a Current Ratio of not less than 1.0.

9.2 Positive Covenants of Borrower

The Borrower covenants and agrees with the Agent and the Lenders that the Borrower shall:

(a) duly and punctually pay or case to be paid the Loan Indebtedness at the times, at the places and in the manner specified herein;

(b) within 60 days after the end of each of the first three Fiscal Quarters, provide the Agent with quarterly unaudited Financial Statements of the Fund, together with a Compliance Certificate (which Compliance Certificate shall contain details as to the Borrower's outstanding Swaps as contemplated by Schedule B);

(c) within 120 days after the end of each Fiscal Year, provide the Agent with annual audited Financial Statements of the Fund, together with a Compliance Certificate (which Compliance Certificate shall contain details as to the Borrower's outstanding Swaps as contemplated by Schedule B);

(d) within 60 days after the end of each Fiscal Year, provide the Agent with an Engineering Report accompanied by an Officer's Certificate which certifies that, to the best of the officer's knowledge, information and belief (after due enquiry), ownership of the P & NG Rights and interests therein by the Borrower and Borrowing Base Subsidiaries and any royalties or other encumbrances on such rights and interests is as set forth in such report. Each Engineering Report may be supplemented by all such other internal information as the Borrower or the Lenders, acting reasonably, may deem appropriate;

(e) at the request of the Agent, provide the Agent with the following:

(i) cash flow forecasts;

(ii) monthly production and revenue reports covering all of the Borrower's producing P & NG Rights;

(iii) reports on its exploration, development or acquisition programs; and

(iv) unaudited Financial Statements in respect of the Borrower and the Material Subsidiaries and such other reports, financial data and other

information as may be reasonably requested by the Agent from time to time;

(f) care for, maintain, protect and preserve its P & NG Rights, oilfield equipment and related assets in accordance with sound oil and gas industry practice in western Canada;

(g) cause to be done all things necessary to maintain in good standing its corporate existence and preserve and keep all of its material agreements, rights, franchises, licences, operations, contracts or other arrangements in full force and effect, subject, however, to the Permitted Liens;

(h) carry on and conduct its business in a proper and efficient manner, and comply with all Laws including, without limitation, all Environmental Laws, relating to its assets, business and operations, if any non-compliance therewith would have a Material Adverse Effect;

(i) cause to be paid or discharged all lawful Taxes, assessments and government charges or Liens imposed on earnings, labour or materials, subject, however, to Permitted Contests;

(j) give the Agent prompt written notice of (i) any Default or Event of Default, (ii) any Release, litigation, proceeding, claim or dispute affecting it which, if determined adverse to the interest of the Borrower, would have a Material Adverse Effect, and (iii) any notices or claims of the kind referred to in clause (ii) or (iii) of Section 8.1(i) which are received by the Borrower;

(k) obtain and maintain in full force and effect all Governmental Authorizations which are required or reasonably necessary to carry on its business, except to the extent that the failure to obtain and maintain such Governmental Authorizations would not have a Material Adverse Effect;

(l) cause the tangible Collateral to be insured by reputable insurance companies against loss or damage by fire and other risks in accordance with prudent oil and gas industry standards and cause to be maintained third party liability insurance in accordance with sound Canadian oil and gas industry practices in western Canada, and provide such evidence thereof as the Agent may request from time to time;

(m) promptly notify the Agent of the creation or existence of any Material Subsidiary by delivering a new Schedule H; and upon the request of the Agent the Borrower shall cause each such Material Subsidiary to guarantee the payment and performance of the Loan Indebtedness, the Secured Swap Obligations and all of the Borrower's other obligations under and in respect of the Loan Documents and the Secured Swap Obligations, and, to the extent required by the Agent, the Borrower shall (i) cause the Material Subsidiary to promptly execute in favour of the Lenders an unlimited guarantee in form and substance satisfactory to the Lenders, together with security documents equivalent to the Security Documents, (ii) if the Material Subsidiary is or becomes obligated to the Fund under any

royalty, indebtedness or other obligations, cause the Fund and such Material Subsidiary to execute and deliver in favour of the Lenders a subordination agreement from the Fund equivalent to the Fund Subordination Agreement and the Material Subsidiary to execute and deliver in favour of the Lenders such agreements and documents as may be reasonably requested by the Agent (including, without limitation, agreements containing covenants similar to the covenants contained in this Section 9.2 and Section 9.3 as considered appropriate by the Agent), and (iii) cause to be provided such legal opinions and other documents and instruments in connection with the documents provided pursuant to (i) and (ii) and with respect to such Material Subsidiary and the Fund as may be reasonably requested by the Agent;

(n) at reasonable times and upon reasonable notice, permit representatives of the Agent or the Lenders to examine the Borrower's books, accounts, records and other assets; and

(o) promptly notify the Agent of any change in the name of the Borrower or the location of the Borrower's chief executive office.

9.3 Negative Covenants of Borrower

The Borrower covenants and agrees with the Agent and the Lenders that the Borrower shall not, without the prior written consent of the Lenders:

(a) create, issue, incur, assume or permit to exist any Lien (other than Permitted Liens) upon any of the Collateral;

(b) sell, transfer, assign, abandon, surrender, exchange, farmout, lease, sublease, convey or otherwise dispose of, or permit the sale, transfer, assignment, abandonment, surrender, exchange, farmout, lease, sublease or conveyance or other disposition of, in any Fiscal Year, any of the respective property or assets of the Borrower or any of the Material Subsidiaries (other than its production of Petroleum Substances in the ordinary course of business) which have an aggregate fair market value in excess of 10% of the Borrowing Base as in effect for the most recently ended Fiscal Quarter (the "**Limit**") (for certainty, for the purposes of determining whether the Limit has been exceeded in any Fiscal Year, the market value of all property and assets sold by the Borrower and the Material Subsidiaries in such Fiscal Year shall be aggregated and the Borrower shall be obligated to ensure compliance with this covenant by the Material Subsidiaries); provided that the Borrower or any Material Subsidiary may, without such consent and without being accounted for in the determination of the foregoing 10% threshold:

(i) sell, abandon, surrender, farmout or otherwise dispose of any of its P & NG Rights to which no value has been attributed in the most recent Engineering Report provided in accordance with Section 9.2(d);

(ii) pool or unitize any of its P & NG Rights, provided such pooling or unitization is in the ordinary course of business and in accordance with prudent oil and gas industry standards; or

(iii) dispose of its production of Petroleum Substances in the ordinary course of business;

notwithstanding the foregoing provisions of this Section 9.3(b), the Borrower and the Material Subsidiaries shall be entitled to dispose of for value to any arm's length bona fide third parties any of its property, plant and equipment which has an aggregate fair market value in excess of the Limit, provided that the following conditions are met with respect to such disposition (the "**Disposition**"):

(iv) prior to the Disposition, the Borrower has notified the Agent and requested a redetermination of the Borrowing Base by the Super Majority Lenders on the assumption that the assets being disposed of (to the extent they are Borrowing Base Assets) are no longer part of the Borrowing Base Assets; for the purpose of such redetermination of the Borrowing Base, the Borrower shall have prepared, at its sole expense, a supplement (the "**Disposition Supplement**") to the Engineering Report most recently delivered by the Borrower to the Agent pursuant to this Agreement (the "**Applicable Engineering Report**"), which Disposition Supplement shall cover only the P&NG Rights subject to the Disposition but shall otherwise be prepared in the same manner and using the same effective date, assumptions, methods of calculations, estimates and projections used in the preparation of the Applicable Engineering Report;

(v) the Borrowing Base shall be redetermined by the Super Majority Lenders taking into account the Disposition Supplement and otherwise as contemplated by Section 2.8(a), and after such redetermination of the Borrowing Base, the Super Majority Lenders may elect to reduce the Loan Limit to an amount not less than such redetermined Borrowing Base, and if the aggregate Outstanding Principal exceeds the Loan Limit as so reduced (such excess is defined as the "**Borrowing Base Shortfall**"), the Borrower shall repay from the proceeds of the Disposition or otherwise the Outstanding Principal in an amount equal to the Borrowing Base Shortfall; and

(vi) the Disposition shall not be completed unless and until the conditions set forth in (iv) and (v) immediately above are satisfied or arrangements acceptable to the Lenders, in their sole discretion, are made for the satisfaction of such conditions;

in any event, if the Limit is exceeded other than in compliance with the conditions specified in (iv), (v) and (vi) immediately above, the Super Majority Lenders in their sole discretion may reduce the Loan Limit by the amount of such excess.

(c) enter into any transaction or series of transactions (including by way of reorganization, consolidation, amalgamation, merger, liquidation or otherwise) which would have the effect or which would otherwise result in the Collateral becoming the property of any other Person, or in the case of an amalgamation, of the continuing corporation resulting therefrom; provided that the Borrower may, without such consent, amalgamate with a wholly-owned Subsidiary on the condition that, and the Borrower covenants and agrees that it shall, execute and deliver and cause to be delivered to the Agent all such supplemental security documents and opinions of counsel as the Agent may request in order to confirm the validity, enforceability and effectiveness of the Security Documents following such amalgamation;

(d) in any Fiscal Year (the "**Applicable Fiscal Year**"), from and after the earlier of:

(i) March 1 of the Applicable Fiscal Year; and

(ii) the date of delivery of the Engineering Report required to be delivered following the end of the Fiscal Year immediately preceding the Applicable Fiscal Year pursuant to Section 9.2(d);

until the earlier of 60 days from the date of receipt by the Agent of such Engineering Report and the date the Super Majority Lenders redetermine the Borrowing Base based on, *inter alia*, such Engineering Report, the Borrower shall not make, and shall not permit SLP to make, any payment or distribution of the Royalties or any payment of or with respect to any Subordinated Indebtedness, other than:

(iii) the Royalty Payments for the Period that ends on January 1 of the Applicable Fiscal Year and the Royalty Payments for each Period thereafter which ends on or before April 1 of the Applicable Fiscal Year; and

(iv) payments of Subordinated Indebtedness but only to the extent that such payments have been included in Deductible Production Costs under the Borrower Royalty Agreement (with respect to any such payments by the Borrower) or Deductible Production Costs under the SLP Royalty Agreement (with respect to any such payments by SLP) for the Periods described in (iii) immediately above for the purpose of calculating and determining the Royalty Payments which are paid to the Fund for such Periods and provided that Section 9.3(f) is not contravened by making any such payments;

(e) make, or permit SLP to make, any payment of or with respect to any Subordinated Indebtedness in any Period unless the amount of such payment is included in Deductible Production Costs under the Borrower Royalty Agreement (with respect to any such payment by the Borrower) or Deductible Production Costs under the SLP Royalty Agreement (with respect to any such payment by SLP) for

such Period for the purpose of calculating and determining the Royalty Payments which are paid to the Fund for such Period;

(f) make, or permit SLP to make, in any Period, any payment of or with respect to any Subordinated Indebtedness:

(i) if, apart from such payment, Deductible Production Costs under the Borrower Royalty Agreement (with respect to any such payment by the Borrower) or Deductible Production Costs under the SLP Royalty Agreement (with respect to any such payment by SLP) for such Period exceed or will exceed Production Revenues under the Borrower Royalty Agreement (with respect to any such payment by the Borrower) or Production Revenues under the SLP Royalty Agreement (with respect to any such payment made by SLP) for such Period; or

(ii) if, as a result of such payment (and having regard to all Deductible Production Costs under the Borrower Royalty Agreement and all Deductible Production Costs under the SLP Royalty Agreement for such Period), Deductible Production Costs under the Borrower Royalty Agreement would exceed Production Revenues under the Borrower Royalty Agreement for such Period or Deductible Production Costs under the SLP Royalty Agreement would exceed Production Revenues under the SLP Royalty Agreement for such Period;

(g) make, or permit SLP to make, any payment or distribution of the Royalties or any payment of or with respect to any Subordinated Indebtedness, if:

(i) a Default or Event of Default has occurred and is continuing or would occur as a result of such payment or distribution; or

(ii) such payment or distribution includes or is derived from (in whole or in part) proceeds of disposition from the sale or other disposition of P & NG Rights or other property or assets (other than a sale or other disposition described in Section 9.3(b)(i) or (iii)) without the consent of the Majority Lenders;

(h) notwithstanding anything otherwise herein contained, if following any redetermination of the Borrowing Base hereunder the Loan Limit is reduced such that the Outstanding Principal exceeds the Loan Limit (as so reduced), the Borrower shall not make, or permit SLP to make, except as permitted by the proviso at the end of this Section 9.3(h), any payment or distribution of the Royalties or any payment of or with respect to any Subordinated Indebtedness following the date on which notice of such reduction (the "**Reduction Notice**") is delivered by the Agent pursuant to Section 2.8(b) or Section 2.8(c) until such time as the Borrower has repaid all amounts required to reduce the Outstanding Principal to an amount not exceeding the reduced Loan Limit; <u>provided</u>, <u>however</u>, that, notwithstanding the foregoing provisions of this Section 9.3(h), if the Reduction Notice is not delivered to the Borrower within the 45 day period

following the receipt by the Agent of the Engineering Report upon which the reduction of the Borrowing Base giving rise to the Reduction Notice is based, the Borrower and SLP will be entitled to pay any Royalty Payment and any payment of Subordinated Indebtedness if and only if:

(i) such Royalty Payment and such Subordinated Indebtedness payment form the basis of a specific monthly or quarterly distribution to be made by the Fund which has been publicly announced in a news release which is issued by the Fund or the Borrower:

(A) not earlier than the 20th day before the end of the Period to which such Royalty Payment relates; and

(B) after the end of the aforesaid 45 day period and prior to the date on which the Reduction Notice is given;

(ii) the provisions of Sections 9.3(e) and (f) are complied with with respect to such payment of Subordinated Indebtedness; and

(iii) the Borrower is not otherwise prohibited from paying or permitting SLP to pay such Royalty Payment or such Subordinated Indebtedness by any provisions of this Section 9.3;

(i) make, or permit any Material Subsidiary to make, (i) any Distributions to any Person, or (ii) any other payments or distributions of any kind to the Fund or to any Subsidiary except payments to the Fund of the Royalties and except payments to the Fund of or with respect to Subordinated Indebtedness (provided that any payments or distributions of the Royalties and any payments of or with respect to Subordinated Indebtedness shall be subject to all other provisions of this Agreement relating thereto);

(j) make any material change in the nature of its business as carried on at the date hereof;

(k) provide Financial Assistance to any Person or Persons which exceeds, in the aggregate, Cdn. $1,000,000;

(l) incur any Debt except for Permitted Debt;

(m) enter into:

(i) any Swaps for speculative purposes;

(ii) any Swaps with any Persons other than the Lenders except on an unsecured basis;

(iii) any Swaps with the Lenders (or any of them) except commodity Swaps, interest Swaps and currency Swaps, which Swaps are subject to the following limitations:

(A) commodity Swaps for a term not exceeding three years and for notional volumes of Petroleum Substances not exceeding 1,500,000 boe, in the aggregate, and for notional daily volumes not exceeding, in the aggregate, 50% of the aggregate daily production of Petroleum Substances by the Borrower and the Material Subsidiaries, net of royalties other than the Royalties;

(B) interest Swaps for a notional principal amount not exceeding Cdn. $100,000,000, in the aggregate, for a term not exceeding four (4) years; and

(C) currency Swaps for a term not exceeding 12 months on a notional principal amount not exceeding U.S. $80,000,000, in the aggregate, and currency Swaps for a term of 13 to 24 months on a notional principal amount not exceeding U.S. $40,000,000, in the aggregate;

(n) amend or agree to any amendment to, or permit SLP to amend or agree to any amendment to, any of the Material Contracts or waive, or permit SLP to waive, the benefit of any provisions thereof if such amendment or waiver is or could be material and adverse to the Lenders and their rights under any of the Loan Documents (including, without limitation, any amendment or waiver which increases or accelerates either of the Royalties or any Subordinated Indebtedness or any amendment or waiver which changes the manner of calculation or the payment dates of either of the Royalties or any Subordinated Indebtedness);

(o) be or become a party to any agreement, or permit any Material Subsidiary to be or become a party to any agreement, providing for its management to be wholly or substantially conducted by or delegated to any Person other than the Borrower;

(p) (i) acquire any material assets or property outside of the Provinces of Alberta, Saskatchewan, British Columbia and Ontario, or (ii) permit any Material Subsidiary to acquire any material assets or property outside of the Provinces of Alberta and Saskatchewan, except, in each such case, on 15 days prior written notice to the Agent so as to permit the Agent to make or cause to be made all necessary filings, notices and registrations relating to the Security and the priority thereof;

(q) give or permit to be given by the Borrower, the Borrower's board of directors or SLP any notice under the Borrower Royalty Agreement or the SLP Royalty Agreement which results at any time in the applicable Period under the Borrower Royalty Agreement being different than the applicable Period under the SLP Royalty Agreement, it being understood that both the Borrower Royalty Payment

and the SLP Royalty Payment shall at any given time be calculated and payable on the same monthly or quarterly basis (as the case may be); and

(r) take or omit to take, or permit the Fund to take or omit to take, any action that results in the consolidated assets and income of the Borrower and the Material Subsidiaries ceasing to account for at least 95% of the Fund's consolidated assets and income, respectively (it being acknowledged by the Borrower that the Lenders have agreed to permit the Borrower to use the Fund's Financial Statements for certain purposes of this Agreement, on the basis that such Financial Statements will be representative of the combined financial position of the Borrower and the Material Subsidiaries).

For the purposes of this Section 9.3, (i) if SLP or any other Material Subsidiary makes any payment or distribution or takes any other action which the Borrower has covenanted in this Section 9.3 to not permit SLP or such other Material Subsidiary to make or do, such payment, distribution or action shall be deemed to have been permitted by the Borrower, and (ii) if at any time the consolidated assets and income of the Borrower and the Material Subsidiaries cease to account for at least 95% of the Fund's consolidated assets and income, respectively, the Borrower shall be deemed to be in default of its covenants and obligations under Section 9.3(r).

9.4 Covenants of Subsidiaries

The Borrower covenants and agrees to cause each Material Subsidiary to perform or observe all of all of the positive covenants made by the Borrower in Sections 9.2(f), (g), (h), (i), (j), (k), (l), (n) and (o) and of all of the negative covenants made by the Borrower in Section 9.3(a), (b), (c), (i), (j), (k), (l), (m), (n), (o), (p) and, in the case of SLP only, (q) as if the substance of each such covenant applied to each Material Subsidiary, *mutatis mutandis*. In addition, compliance with the negative covenants made by the Borrower in Section 9.3(k), (l) and (m) will be determined in reference to the Borrower and the Material Subsidiaries on a combined basis.

ARTICLE 10
CONDITIONS PRECEDENT

10.1 Conditions Precedent to Effectiveness

As a conditions precedent to this Agreement becoming effective:

(a) the Borrower shall deliver or cause to be delivered to the Agent the following:

(i) an executed copy of this Agreement;

(ii) executed copies of the Security Documents referred to in Sections 7.1(a), (b) and (c);

(iii) an executed copy of the Fund Subordination Agreement;

(iv) a certified copy of the resolutions of the board of directors or equivalent of the Borrower, each New Material Subsidiary and the Fund authorizing the

execution, delivery and performance of the Loan Documents referred to in Sections 10.1(a)(i), (ii) and (iii) to which it is a party;

(v) a favourable opinion of the Borrower's counsel addressed to the Agent and the Lenders and relating to the Borrower, the Fund and each New Material Subsidiary, the execution, delivery and enforceability of the Loan Documents referred to in Sections 10.1(a)(i), (ii) and (iii) and such other matters as may be reasonably requested by the Agent or its counsel;

(vi) a favourable opinion of the Lenders' counsel addressed to the Agent and the Lenders and relating to the enforceability of the Loan Documents referred to in Sections 10.1(a)(i), (ii) and (iii) and such other matters as may be reasonably requested by the Agent; and

(vii) such other documents, consents, acknowledgements and agreements as may be reasonably requested by the Lenders or their counsel; and

(b) the Agent shall have received evidence satisfactory to the Agent and its counsel that the Restructuring Transactions have been completed and all requirements relating thereto have been satisfied.

10.2 Conditions Precedent to Drawdowns

The obligation of the Lenders to make any Drawdown shall be subject to satisfaction of the following conditions precedent on or before the relevant Drawdown Date:

(a) the Agent shall have received a Notice of Drawdown in respect of such Drawdown in accordance with Section 2.3;

(b) on the relevant Drawdown Date, all representations and warranties contained in the Loan Documents (excluding the representations and warranties set out in Section 8.1(m) and in clauses (ii), (iii) and (v) of Section 8.1(i)) shall be true and correct in all material respects as if made on such date;

(c) on the relevant Drawdown Date, no Default or Event of Default shall have occurred and be continuing and no Default or Event of Default shall occur as a result of the making of such Drawdown; and

(d) since the date of the most recent Financial Statements of the Fund delivered to the Agent, no event, act or condition has occurred that would have a Material Adverse Effect.

10.3 Waiver of Conditions Precedent

The conditions precedent set out in Sections 10.1 and 10.2 are inserted for the sole benefit of the Lenders and may be waived only by the Lenders, in whole or in part and with or without terms or conditions, in respect of all of any portion of the Drawdowns without affecting

the right of the Lenders to assert such terms and conditions in respect of any other Drawdowns or any other matter contemplated by this Agreement.

10.4 Form and Substance of Documents

All Loan Documents, certificates, reports, opinions and other documentation which the Lenders are entitled to receive hereunder from time to time shall be in form and substance satisfactory to the Lenders and their counsel, acting reasonably, and shall be provided with sufficient copies to enable the Agent to distribute at least one copy thereof to each Lender.

ARTICLE 11
EVENTS OF DEFAULT

11.1 Events of Default

Each of the following events shall constitute an "**Event of Default**":

(a) if the Borrower fails to pay all or any part of the Loan Indebtedness on the date such amount becomes due and payable hereunder and such default continues for at least 3 Banking Days;

(b) if the Borrower or any Material Subsidiary fails to perform or observe any of its covenants and obligations under the Loan Documents (excluding the payment obligations referred to in (a) immediately above) and such default continues for at least 30 days after written notice thereof is given by the Agent to the Borrower;

(c) if any representation and warranty made by the Borrower or any Material Subsidiary in the Loan Documents proves to be incorrect or misleading in any material respect when made or deemed to be made and such inaccuracy or misrepresentation continues for at least 30 days after written notice thereof is given by the Agent to the Borrower;

(d) if any of the Loan Documents is or becomes invalid or unenforceable and such invalidity or unenforceability continues for at least 15 days after written notice thereof is given by the Agent to the Borrower;

(e) if under the *Companies' Creditors Arrangement Act* (Canada), the *Bankruptcy and Insolvency Act* (Canada), the *Winding Up Act* (Canada) or any other bankruptcy, insolvency or analogous laws:

   (i) the Borrower or any Material Subsidiary makes a general assignment for the benefit of creditors, files or presents a petition, makes a proposal or commits any act of bankruptcy;

   (ii) any action is taken by or against the Borrower or any Material Subsidiary for its winding up, liquidation or for the appointment of a liquidator, trustee in bankruptcy, custodian, curator, sequestrator, receiver or if any other officer with similar powers be appointed over the Borrower or any

Material Subsidiary or if a judgment or order shall be entered by any court or jurisdiction approving a petition for reorganization, arrangement or composition of or in respect of the Borrower or any Material Subsidiary and, in the case of any such action, appointment or entry initiated by a third party against the Borrower or any Material Subsidiary, if such action or appointment shall continue undismissed or unstayed for a period of 30 days; or

(iii) the Borrower or any Material Subsidiary is adjudged or declared bankrupt;

(f) if there exists a voluntary or involuntary suspension of business of the Borrower or any Material Subsidiary which could reasonably be expected to have a Material Adverse Effect;

(g) if action is taken by any creditor against the Borrower or any Material Subsidiary to take possession of or enforce proceedings against any of the property and assets of the Borrower or a Material Subsidiary having a fair market value in excess of Cdn. $5,000,000, unless such action is subject to a Permitted Contest and the Borrower's or Material Subsidiary's interest in such assets is not in imminent danger of being extinguished;

(h) if any judgment for the payment of amounts in excess of Cdn. $3,000,000 is rendered against the Borrower or any Material Subsidiary by a court of last resort and is not discharged within 30 days from the date of imposition of such judgment;

(i) if the Borrower defaults in the payment or performance of any Secured Swap Obligations when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) or required to be performed and, if there is a grace period applicable thereto, such failure continues on beyond the expiry of the grace period applicable thereto;

(j) if the Borrower or any Material Subsidiary fails to pay any Debt in excess of Cdn. $10,000,000 in the aggregate when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) or if the Borrower is in default under any other term or provision of any agreement evidencing or relating to any Debt in excess of Cdn. $10,000,000 in the aggregate and, if there is a grace period applicable thereto, such failure or default continues on beyond the expiry of the grace period;

(k) the occurrence of any event, circumstance, occurrence or change which constitutes or gives rise to a Material Adverse Effect;

(l) if the Fund ceases to own, directly or indirectly, all of the issued and outstanding shares of the Borrower or all of the issued and outstanding shares or other equity interests of any Material Subsidiary without the prior written consent of the Majority Lenders; or

(m) if any Person or combination of related Persons acting jointly or in concert (within the meaning of the *Securities Act* (Alberta) as amended) acquires more than 50% of the outstanding Trust Units (as defined in the Trust Indenture), including any equivalent equity rights, any rights that are exchangeable into Trust Units or such equivalent equity rights, without prior written consent of the Majority Lenders.

11.2 Effect of Events of Default

If an Event of Default occurs, the Agent with the approval of the Majority Lenders may, by notice in writing to the Borrower, cancel the availability of the Credit Facility and/or declare all or any part of the outstanding Direct Loans, together with all accrued and unpaid interest thereon and all other Loan Indebtedness, to be immediately due and payable, whereupon:

(a) all such amounts shall become immediately due and payable, without protest, presentment, demand or further notice of any kind, all of which are expressly waived by the Borrower and the Borrower hereby unconditionally promises and agrees to immediately pay such amounts to the Agent;

(b) such notice shall constitute due demand for payment under any notes issued pursuant to the Loan Documents;

(c) the Security Documents shall become enforceable;

(d) at the option of the Majority Lenders, the Borrower shall convert any LIBOR Loan in U.S. Dollars into a USBR Loan, notwithstanding that such Conversion may cause the Borrower to incur liability pursuant to Section 13.2;

(e) at the option of the Majority Lenders, the Borrower shall forthwith pay funds in an amount sufficient to pay the maximum aggregate amount for which the Lenders are or may become liable in respect of all outstanding Bankers' Acceptances, Letters of Credit or Tender Cheques into a cash collateral account with the Agent and any amount not so paid by the Borrower may, at the option of the Majority Lenders and without notice to the Borrower, be paid by the Lenders into an interest-bearing cash collateral account and shall be deemed to constitute a Prime Loan; and

(f) the Agent on behalf of the Lenders shall be entitled to exercise all rights and remedies available to it under any of the Loan Documents, at law, in equity, by statute, or otherwise.

11.3 Right of Set-Off

Upon the occurrence and during the continuation of an Event of Default, each Lender is hereby authorized at any time and from time to time thereafter, without notice to the Borrower (any such notice being expressly waived by the Borrower) and to the fullest extent permitted by law, to set-off and apply any and all deposits (whether general or special, time or demand, provisional or final, matured or unmatured) at any time held and any and all other Debt at any

time owing, by such Lender to or for the credit or the account of the Borrower against any or all of the Loan Indebtedness of the Borrower. Such Lender agrees to promptly notify the Borrower after any such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application. This set-off may occur notwithstanding that such deposits or other Indebtedness are expressed in different currencies and such Lender is hereby authorized to effect any necessary currency conversions at the Spot Rate.

ARTICLE 12
CHANGE OF CIRCUMSTANCES

12.1 Increased Costs

(a) If after the date hereof the introduction of or any change in any Laws or in the interpretation or application thereof by any Governmental Authority charged with the interpretation or administration thereof, or if compliance with any request or directive from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) issued or otherwise coming into effect after the date hereof:

(i) subjects a Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes (other than Taxes on a Lender's income or capital (other than capital adequacy requirements)), or changes the basis of taxation of payments due to a Lender, or increases any existing Taxes (other than Taxes on a Lender's income) on payments of principal, interest or other amounts payable by a Borrower to a Lender under this Agreement;

(ii) imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by a Lender, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers' Acceptances accepted by a Lender;

(iii) imposes on a Lender or requires there to be maintained by a Lender any capital adequacy or additional capital requirements (including, without limitation, a requirement which affects a Lender's allocation of capital resources to its obligations) in respect of any Loans or obligation of the Lenders hereunder, or any other condition with respect to this Agreement; or

(iv) directly or indirectly affects the cost to a Lender of making available, funding or maintaining any Loan or otherwise imposes on a Lender any other condition or requirement affecting this Agreement or any Loan or any obligation of a Lender hereunder;

and the result of (i), (ii), (iii) or (iv) above, in the determination of such Lender acting reasonably and in good faith, is:

(v) to increase the cost to such Lender of performing its obligations hereunder with respect to any Loans;

(vi) to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Loans;

(vii) to reduce the standby fees payable to such Lender pursuant to Section 3.5; or

(viii) to cause such Lender to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Loans;

such Lender shall determine such additional cost, reduction in income or payment, without duplication, (the "**Additional Compensation**") and the Agent shall promptly notify the Borrower. Such Lender shall provide to the Agent who shall provide to the Borrower a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation thereof and for the purposes of calculating such amount such Lender shall treat the Borrower and the Credit Facility in a manner consistent with comparable borrowers and transactions. If and to the extent that the Additional Compensation is payable to a Lender, the Borrower shall pay to such Lender on the next payment date hereunder such Additional Compensation calculated from the effective date of the relevant adoption or change.

(b) If the Borrower is notified that Additional Compensation is owed to a Lender, the Borrower shall have the right, upon at least three Banking Days irrevocable written notice to the Agent to repay to such Lender the relevant portion of any Loan on the date specified in such notice together with all interest accrued thereon to the date of repayment, the Additional Compensation if any to the date of payment and all other amounts, if any, payable for the account of such Lender hereunder in respect of such Loans (including any amounts payable under Article 13).

(c) Each Lender shall use reasonable efforts to minimize the amount of Additional Compensation payable to it pursuant to this Section 12.1; provided, however, that no Lender shall have any obligation to incur costs (other than incidental costs which are not material in the aggregate and in respect of which each Lender shall be entitled to be reimbursed by the Borrower) or take any action detrimental to its interests in connection therewith.

12.2 Market Disruption

If at any time and from time to time, a Lender determines, in its reasonable discretion, that the London interbank Euro-currency market is not readily accessible to such Lender or no longer reflects the effective cost of such Lender's funding for LIBOR Loans, then such Lender shall give notice thereof to the Agent who shall so notify the Borrower and, at the option of such Lender, no further LIBOR Loans shall be made available to the Borrower from such Lender.

12.3 Illegality

If at any time and from time to time, a Lender determines, in its reasonable discretion, that any introduction of, change in, or change in the interpretation or application of, any Laws makes it unlawful or impossible for such Lender to make available, make, fund or maintain any type or types of Loans, then such Lender shall give notice thereof to the Agent who shall so notify the Borrower and the Borrower shall within 30 days thereafter repay to such Lender all of the affected Loan Indebtedness without any obligation to make a corresponding prepayment to any other Lender. Any such affected Loans shall cease to be available to the Borrower.

12.4 Replacement Lender

If a Lender exercises its rights under Section 12.1(b) or Section 12.3, or if the Borrower is required under Section 6.3(e) to deduct any withholding Taxes in respect of amounts owing to any Lender, the Borrower may, treating each affected Lender rateably and in the same manner as other Lenders subject to similar circumstances, replace such Lender by reaching satisfactory arrangements with one or more existing Lenders or new Lenders that are acceptable to the Agent, acting reasonably, for the purchase of such Lender's Commitment as long as (i) such purchasing Lending unconditionally offers in writing (with copy to the Agent) to purchase all of the rights and obligations of the Lender being replaced under this Agreement including all outstanding Loans owed to such Lender for a purchase price equal to the aggregate Loan Indebtedness owed to the Lender being replaced (payable in immediately available funds), (ii) the obligations of the Borrower owing pursuant to Section 6.3(e), Section 12.1 and Section 12.3 to the Lender being replaced are paid in full to the Lender being replaced concurrently with such replacement, (iii) all requirements set forth in Article 15 with respect to such assignment are complied with, including without limitation, entering into of an assignment agreement in the form set forth in Schedule G and the payment by the purchasing Lender to the Agent (for the Agent's own account) of the assignment fee contemplated in Section 15.1(b).

ARTICLE 13
COSTS, EXPENSES AND INDEMNIFICATION

13.1 Costs and Expenses

The Borrower shall pay, upon demand by the Agent, all reasonable out-of-pocket costs and expenses incurred by the Agent in connection with the preparation, implementation, registration, syndication, administration and enforcement of this Agreement and the other Loan Documents to be delivered hereunder, whether or not any Drawdown has been made hereunder, including, without limitation:

(a) all reasonable fees and out-of-pocket expenses of counsel to the Agent with respect to the foregoing;

(b) all reasonable costs and expenses incurred in the performance of any due diligence performed hereunder;

(c) all reasonable costs and expenses of syndicating the Credit Facility;

(d) all reasonable costs and expenses incurred as a result of any failure by the Borrower to perform or observe its obligations contained in this Agreement or any of the other Loan Documents to be delivered hereunder; and

(e) all reasonable costs and expenses of collection of amounts owing hereunder.

Any such costs and expenses remaining unpaid after demand shall bear interest at the Prime Rate plus the Applicable Pricing Margin in effect from time to time from the date such cost or expense was incurred until paid.

13.2 General Indemnity

In addition to any liability of the Borrower to any Lender or the Agent under any other provision hereof, the Borrower shall and does hereby indemnify each Lender and the Agent and their respective Affiliates, directors, officers, agents and employees (collectively, in this Section, the "**Indemnified Parties**") and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including, without limitation, any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of a Loan and reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with the Credit Facility or the Loan Documents, including, without limitation, as a result of or in connection with:

(a) any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers' Acceptance or to fund or maintain any Loan as a result of the Borrower's failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b) subject to permitted or deemed Rollovers and Conversions, the Borrower's failure to provide for the payment to the Agent for the account of the Lenders of the full principal amount of each Bankers' Acceptance on its maturity date;

(c) the Borrower's failure to pay any other amount, including without limitation any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);

(d) the Borrower's repayment or prepayment of a LIBOR Loan otherwise than on the last day of its LIBOR Period;

(e) the prepayment of any outstanding Bankers' Acceptance before the maturity date of such Bankers' Acceptance;

(f) the Borrower's failure to give any notice required to be given by it to the Agent or the Lenders hereunder;

(g) the failure of the Borrower to make any other payment due hereunder;

(h) any inaccuracy of the Borrower's representations and warranties contained in Article 8;

(i) any failure of the Borrower to observe or fulfil its covenants under Article 9; or

(j) the occurrence of any Default or Event of Default;

provided that this Section shall not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder. The provisions of this Section shall survive repayment of the Loan Indebtedness.

13.3 Environmental Indemnity

The Borrower shall and does hereby indemnify and hold harmless the Agent and the Lenders (including a receiver, receiver-manager or similar Person appointed under applicable Law) and its and their respective Affiliates, officers, directors, employees and agents (collectively, in this Section, the "**Indemnified Parties**"), forthwith on demand by the Agent, from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including without limitation, all reasonable legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them with respect to any Environmental Claims relating to the property of the Borrower or any of the Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of the Borrower or any of the Subsidiaries (or any predecessor in interest to the Borrower or any of the Subsidiaries) relating to the property of the Borrower or of the Subsidiaries, or the past, present or future condition of any part of the property of the Borrower or the Subsidiaries, whether owned, operated or leased by the Borrower or by any of the Subsidiaries, or any such predecessor in interest but excluding any Environmental Claims or liabilities relating thereto to the extent that such Environmental Claims or liabilities arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder. The provisions of this Section shall survive the repayment of the Loan Indebtedness.

13.4 Currency Indemnity

Any payment made to or for the account of a Lender in respect of any amount payable by the Borrower in a currency (the "**Tendered Currency**") other than the currency in which such payment is due (the "**Required Currency**"), whether pursuant to any judgment or order of a court or tribunal or otherwise, shall constitute a discharge of the Borrower only to the extent of the amount of the Required Currency which may be purchased with such Tendered Currency at

the time of payment at the Spot Rate at such time. The Borrower covenants and agrees to and in favour of each Lender that it shall, as a separate and independent obligation which shall not be merged in any such judgment or order, pay or cause to be paid the amount not so discharged in accordance with the foregoing and indemnify and hold harmless each Lender against any loss or damage arising as a result of any such amount being paid in such Tendered Currency. A certificate of the Agent as to any such loss or damage shall be *prima facie* evidence of the amount thereof in the absence of manifest error.

ARTICLE 14
AGENCY AND ADMINISTRATION PROVISIONS

14.1 Authorization and Action

(a) Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf to exercise such rights or powers granted to the Agent or the Lenders under this Agreement to the extent specifically provided herein and on the terms hereof, together with such powers as are reasonably incidental thereto and the Agent hereby accepts such appointment and authorization. As to any matters not expressly provided for by this Agreement, the Agent shall not be required to exercise any discretion or take any action, but, subject to Section 14.9, shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority Lenders and such instructions shall be binding upon all Lenders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to liability in such capacity or which could result in the Agent incurring any costs or expenses, without provision being made for indemnity of the Agent by the Lenders against any loss, liability, cost or expense incurred, or to be incurred, or which is contrary to this Agreement or Laws.

(b) Except as provided otherwise in Sections 2.2 and 14.1(e), where the terms of this Agreement refer to any action to be taken hereunder or thereunder by the Lenders or to any such action that requires the consent, approval, satisfaction, agreement or other determination of the Lenders, the action taken by and the consent, approval, satisfaction, agreement or other determination given or made by the Majority Lenders shall constitute the action or consent, approval, agreement or other determination of the Lenders herein or therein referred to.

(c) Except as provided otherwise in this Section 14.1, the Agent shall have the right to take such actions as it deems necessary, or to refrain from taking such actions or to give agreements, consents, approvals or instructions to the Borrower on behalf of the Lenders in respect of all matters referred to in or contemplated by this Agreement.

(d) Except as provided otherwise in Section 14.1(e) or where this Agreement expressly requires that any matter be determined or consented to by all the Lenders, any provision of this Agreement may be amended only if the Borrower and the Majority Lenders so agree in writing and any Default or Event of Default

may be waived before or after it occurs only if the Majority Lenders so agree in writing.

(e) Any amendment, extension or waiver of, or consent or determination relating to, the terms of this Agreement which changes or relates to:

(i) the amount of the Loan Limit, the Total Commitment, the Total Syndicated Commitment, any Lender's Commitment or the Swing Line Commitment;

(ii) a decrease in the rates, or an extension in the dates of payment, of interest payable hereunder;

(iii) a decrease in the amount, or an extension in the dates of payment, of fees payable hereunder except for agency fees payable pursuant to Section 3.6;

(iv) the dates or amounts of repayment of principal required hereunder, unless an Event of Default has occurred and is continuing (in which case a decision of the Majority Lenders shall bind all Lenders);

(v) the types of Loans available hereunder;

(vi) the Security Documents or the Fund Subordination Agreement;

(vii) the definitions of "Borrowing Base", "Borrowing Base Assets", "Majority Lenders", "Residual Percentage" or "Super Majority Lenders";

(viii) an assignment or transfer by the Borrower of any or all of its rights and obligations under this Agreement; or

(ix) Sections 2.2 (other than in respect of the notice periods referred to therein), 2.8, 9.2(m), 9.3(a), 9.3(b), 10.1, 10.2 or 11.1 or this Section 14.1(e);

shall require the unanimous consent in writing of all the Lenders; and any amendment or waiver which does fall within any of (i) to (ix) immediately above, inclusive, and which changes or relates to the rights or obligations of the Agent or the Swing Line Lender, shall require (i) the agreement of the Majority Lenders thereto in writing, (ii) the agreement of the Agent or the Swing Line Lender, as applicable, thereto in writing, and (iii) the agreement of the Borrower thereto in writing.

(f) Provided that an Event of Default has occurred and is continuing, the Agent shall declare an Event of Default and demand payment of any or all of the Loan Indebtedness under Section 11.2 when directed to do so by written notice of the Majority Lenders.

14.2 Procedure for Making Drawdowns

(a) Except as expressly otherwise provided herein (including, without limitation, as otherwise provided in Sections 2.2(f), 2.9, 2.10, 4.1 and 16.2), all Loans made by the Lenders will be made in accordance with each Lender's Pro Rata Share of such Loan.

(b) The Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower or any of the Lenders occasioned by the failure of a Lender to make a Loan or the failure of any Loan to reach its designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent.

(c) Unless the Agent has been notified by a Lender at least one Banking Day prior to the Drawdown Date requested by the Borrower that such Lender will not make available to the Agent its Pro Rata Share of the relevant Loan, the Agent may assume that such Lender has made or will make such portion of the Loan available to the Agent on the Drawdown Date in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender shall not have so made its Pro Rata Share of a Loan available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender's Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the Borrower in respect of such Loan or, in the case of funds made available in anticipation of a Lender remitting proceeds of a Bankers' Acceptance, at the rate of interest per annum applicable to a Prime Loan) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent; provided, however, that notwithstanding such obligation if such Lender fails to so pay, the Borrower covenants and agrees that, without prejudice to any rights the Borrower may have against such Lender, it shall repay such amount to the Agent forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be *prima facie* evidence thereof, in the absence of manifest error. If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender's Pro Rata Share of the Loan for purposes of this Agreement.

14.3 Remittance of Payments

Except for amounts payable to the Agent, the Issuing Bank or the Swing Line Lender for its own account and except where this Agreement otherwise requires or contemplates payments to be made on a non-Pro Rata Basis, forthwith after receipt of any repayment of principal, interest or fees pursuant hereto, the Agent shall remit to the Designated Lending Branch of each Lender its Pro Rata Share of such payment (or, if Section 6.1 applies, the applicable Lender's

SECOND AMENDING AGREEMENT

THIS AMENDING AGREEMENT is made August 2, 2005.

AMONG:

SHININGBANK ENERGY LTD.
as Borrower (the "**Borrower**")

OF THE FIRST PART

- and-

THE TORONTO-DOMINION BANK
as Administration Agent (the "**Agent**")

OF THE SECOND PART

- and-

THE PERSONS NAMED ON THE SIGNATURE PAGES HEREOF
as Lenders (hereinafter collectively referred to as the "**Lenders**"
and sometimes individually referred to as a "**Lender**")

OF THE THIRD PART

WHEREAS The Toronto-Dominion Bank ("**TD**"), Bank of Montreal ("**BMO**"), The Bank of Nova Scotia ("**BNS**") and Canadian Imperial Bank of Commerce ("**CIBC**") are currently Lenders under the Credit Agreement;

AND WHEREAS the parties hereto wish to (i) add Alberta Treasury Branches ("**ATB**") and National Bank of Canada ("**NBC**") as Lenders under the Credit Agreement, (ii) increase the Loan Limit and Borrowing Base under the Credit Agreement, and (iii) make certain other amendments to the Credit Agreement;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto agree as follows:

1. Interpretation

1.1 In this Agreement and the recitals hereto, unless otherwise defined herein or something in the subject matter or the context is inconsistent therewith:

(a) "**Agreement**" means this agreement, as amended, modified, supplemented or restated from time to time;

(b) "**Amalgamation**" means the amalgamation of Shiningbank Energy Ltd.., Outlook Energy Corp. and Blizzard Energy Inc. to form the Borrower;

(c) "**Credit Agreement**" means the Restated Credit Agreement dated as of December 31, 2004 among Shiningbank Energy Ltd., the Agent, and TD, BMO, BNS and CIBC as Lenders, as amended by the First Amending Agreement;

(d) "**Effective Date**" means the date on which all of the conditions in Sections 4.1 and 4.2 of this Agreement have been satisfied or waived by the Lenders;

(e) "**Existing Bankers' Acceptances**" means the following Bankers' Acceptances issued as Syndicated Loans:

(i) Bankers' Acceptances in the aggregate principal amount of Cdn. $33,000,000 and with a maturity date of September 16, 2005;

(ii) Bankers' Acceptances in the aggregate principal amount of Cdn. $20,000,000 and with a maturity date of August 19, 2005;

(iii) Bankers' Acceptances in the aggregate principal amount of Cdn. $18,000,000 and with a maturity date of August 19, 2005;

(iv) Bankers' Acceptances in the aggregate principal amount of Cdn. $22,000,000 and with a maturity date of August 19, 2005;

(v) Bankers' Acceptances in the aggregate principal amount of Cdn. $10,000,000 and with a maturity date of August 25, 2005;

(vi) Bankers' Acceptances in the aggregate principal amount of Cdn. $13,000,000 and with a maturity date of August 25, 2005;

(vii) Bankers' Acceptances in the aggregate principal amount of Cdn. $46,000,000 and with a maturity date of August 25, 2005;

(viii) Bankers' Acceptances in the aggregate principal amount of Cdn. $22,000,000 and with a maturity date of September 16, 2005; and

(ix) Bankers' Acceptances in the aggregate principal amount of Cdn. $7,000,000 and with a maturity date of September 26, 2005;

(f) "**First Amending Agreement**" means the First Amending Agreement made April 18, 2005 among the Shiningbank Energy Ltd., the Agent, and TD, BMO, BNS and CIBC as Lenders;

(g) "**Information Circular**" means the Notice of Special Meeting, Notice of Petition, and Information Circular and Proxy Statement of Blizzard Energy Inc. relating to the proposed arrangement involving Blizzard Energy Inc., Shiningbank Energy Income Fund, Shiningbank Energy Ltd. and others, dated June 28, 2005; and

(h) "**Plan of Arrangement**" means has the meaning ascribed thereto in the Information Circular.

share of such payment as specified in such Section); provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its share of such payment and the Borrower fails to make such payment, each of the Lenders on receipt of such remittance from the Agent agrees to repay to the Agent forthwith on demand an amount equal to the remittance together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to the Lenders without prejudice to any right such Lender may have against the Borrower. The exact amount of the repayment required to be made by the Lenders pursuant hereto shall be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall be conclusive and binding for all purposes in the absence of manifest error.

14.4 Redistribution of Payment

If a Lender (an "**Overpaid Lender**") shall obtain any payment (an "**Excess Payment**"), whether voluntary, involuntary, through the exercise of any right of set-off or otherwise (other than any amounts expressly permitted to be paid solely to such Lender pursuant to this Agreement), to be applied on account of any portion of the Loan Indebtedness owed to it in excess of its share thereof as provided for hereunder, then:

(a) such Overpaid Lender shall immediately pay to the Agent an amount equal to the Excess Payment, together with interest thereon at a rate determined in accordance with such Overpaid Lender's usual banking practice in respect of deposits of amounts comparable to the amount of such payment at the time such payment is made, whereupon the Agent shall notify the Borrower of such amount and of its receipt by the Agent;

(b) the Agent shall remit to each Lender (other than the Overpaid Lender) its share of such Excess Payment (calculated without reference to the share of the Overpaid Lender); and

(c) (i) as between the Borrower and the Overpaid Lender, the Excess Payment shall, except as provided in paragraph (ii) below, be treated as not having been paid; and

(ii) as between the Borrower and each Lender (other than the Overpaid Lender), the applicable share of the Excess Payment shall be treated as having been paid to each such Lender on the date such Excess Payment was made to the Overpaid Lender;

provided that if all or any portion of such Excess Payment is subsequently required to be repaid by the Overpaid Lender to the Borrower, each other Lender will promptly repay to the Agent for the account of such Overpaid Lender an amount equal to any amount which such other Lender had received pursuant to this Section.

14.5 Duties and Obligations

Neither the Agent nor any of its directors, officers, agents or employees (and, for purposes hereof, the Agent shall be deemed to be contracting as agent and trustee for and on behalf of such persons) shall be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct. Without limiting the generality of the foregoing, the Agent:

(a) may assume that there has been no assignment or transfer by any means by the Lenders of their rights hereunder, unless and until the Agent receives written notice of the assignment thereof from such Lender and the Agent receives from the assignee an executed assignment agreement providing, *inter alia*, that such assignee is bound hereby as it would have been if it had been an original Lender party hereto;

(b) may consult with legal counsel (including receiving the opinions of Borrower's counsel and Lenders' counsel required hereunder), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;

(c) shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, cable, telecopier or telex) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder;

(d) may assume that no Default or Event of Default has occurred and is continuing unless it has actual knowledge to the contrary;

(e) may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person;

(f) shall not be bound to disclose to any other person any information relating to the Borrower, any of the Subsidiaries or any other Person if such disclosure would or might in its opinion constitute a breach of any Laws, be in default of the provisions hereof or be otherwise actionable at the suit of any other Person; and

(g) may refrain from exercising any right, power or discretion vested in it which would or might in its reasonable opinion be contrary to any Laws or any directive or otherwise render it liable to any Person, and may do anything which is in its reasonable opinion necessary to comply with such Laws.

Further, the Agent (i) does not make any warranty or representation to any Lender nor shall it be responsible to any Lender for the accuracy or completeness of the representations and warranties of the Borrower herein or the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether

written or oral) made in or in connection with this Agreement; (ii) shall not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrower or to inspect the property (including the books and records) of the Borrower or any of the Subsidiaries; and (iii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any instrument or document furnished pursuant hereto.

14.6 Prompt Notice to Lenders

Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of Agent hereunder.

14.7 Agent's and Lenders' Authorities

With respect to its Commitments and its Pro Rata Shares of the Drawdowns, Rollovers and Conversions made by it as a Lender, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent. Subject to the express provisions hereof relating to the rights and obligations of the Agent and the Lenders in such capacities, the Agent and each Lender may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower and the Subsidiaries or any corporation or other entity owned or controlled by any of them and any Person which may do business with any of them without any duties to account therefor to the Agent or the other Lenders and, in the case of the Agent, all as if it was not the Agent hereunder.

14.8 Lender Credit Decision

It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower. Each Lender represents to the Agent that it is engaged in the business of making and evaluating the risks associated with commercial revolving or term loans, or both, to corporations similar to the Borrower, that it can bear the economic risks related to the transaction contemplated hereby, that it has had access to all information deemed necessary by it in making such decision (provided that this representation shall not impair its rights against the Borrower) and that it is entering into this Agreement in the ordinary course of its commercial lending business. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (i) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any other Person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or is hereafter distributed to such Lender by the Agent), or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower. Each Lender acknowledges that a copy of this Agreement has been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of this Agreement and the other Loan Documents. Each Lender hereby covenants and agrees that it

will not make any arrangements with the Borrower for the satisfaction of any Loans or other Loan Indebtedness without the consent of all other Lenders.

14.9 Indemnification of Agent

The Lenders hereby agree to indemnify the Agent (to the extent not reimbursed by the Borrower), on a Pro Rata Basis, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under or in respect of this Agreement in its capacity as Agent; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct. If the Borrower subsequently repays all or a portion of such amounts to the Agent, the Agent shall reimburse the Lenders their pro rata shares (according to the amounts paid by them in respect thereof) of the amounts received from the Borrower. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its portion (determined as above) of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower.

14.10 Successor Agent

The Agent may, as hereinafter provided, resign at any time by giving 45 days' prior written notice thereof to the Lenders and the Borrower. In addition, if the Commitment of the Lender acting as Agent falls below 12% of the Total Commitment, the Borrower may request the Agent to resign and upon being so requested, the Agent shall resign. Upon any such resignation, the Lenders shall, after soliciting the views of the Borrower, have the right to appoint another Lender as a successor agent (the "**Successor Agent**") approved by the Borrower (such approval not to be unreasonably withheld). If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent's giving of notice of resignation, then the retiring Agent shall, on behalf of the Lenders, appoint a Successor Agent who shall be a Lender approved by the Borrower (such approval not to be unreasonably withheld). Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, such Successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as Agent under this Agreement. After any retiring Agent's resignation hereunder as Agent, the provisions of this Article shall continue to enure to its benefit as to any actions taken or omitted to be taken by it as Agent or in its capacity as Agent while it was Agent hereunder.

14.11 Taking and Enforcement of Remedies

(a) Each of the Lenders hereby acknowledges that, to the extent permitted by Laws, the remedies provided hereunder to the Lenders are for the benefit of the Lenders

collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority Lenders regardless of whether any Loan Indebtedness is accelerated pursuant to Section 11.2. Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action with respect to the Credit Facility, including, without limitation, any exercise of any remedies under Section 11.2, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority Lenders; provided that, notwithstanding the foregoing, if (i) the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of the Majority Lenders, any Lender may do so on behalf of all Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere, and (ii) in the absence of instructions from the Majority Lenders and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders or any of them take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders. Each of the Lenders hereby further covenants and agrees that upon any such written consent being given by the Majority Lenders, or upon a Lender or the Agent taking action as aforesaid, it shall cooperate fully with the Lender or the Agent to the extent requested by the Lender or the Agent in the collective realization including, without limitation, and, if applicable, the appointment of a receiver, or receiver and manager to act for their collective benefit. Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including, without limitation, any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Lenders hereby covenants and agrees that it has not heretofore and shall not seek, take, accept or receive any security for any of the Loan Indebtedness of the Borrower hereunder or under any other document, instrument, writing or agreement ancillary hereto and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Credit Facility, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement.

(b) With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Lenders hereunder, the Agent shall be a trustee for each Lender, and all monies received from time to time by the Agent in respect of the foregoing shall be held in trust and shall be trust assets within the meaning of applicable bankruptcy or insolvency legislation and shall be considered for the purposes of such legislation to be held separate and apart from the other assets of the Agent, and the Lenders shall be entitled to their pro rata shares of such monies (according to the Loan Indebtedness then owing to each of them). In its capacity as trustee, the Agent shall be obliged to exercise only the degree of care it would exercise in the conduct and management of its own business and in accordance with its usual practice concurrently employed or hereafter instituted for other substantial commercial loans.

14.12 Reliance Upon Agent

The Borrower shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to this Agreement, and the Borrower shall generally be entitled to deal with the Agent with respect to matters under this Agreement which the Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent, notwithstanding any lack of authority of the Agent to provide the same.

14.13 No Liability of Agent

The Agent shall have no responsibility or liability to the Borrower on account of the failure of any Lender to perform its obligations hereunder (unless such failure was caused, in whole or in part, by the Agent's failure to observe or perform its obligations hereunder), or to any Lender on account of the failure of the Borrower or any Lender to perform its obligations hereunder.

14.14 Article for Benefit of Agent and Lenders

The provisions of this Article 14 which relate to the rights and obligations of the Lenders to each other or to the rights and obligations between the Agent and the Lenders shall be for the exclusive benefit of the Agent and the Lenders, and, except to the extent expressly provided for in this Article, the Borrower shall not have any rights or obligations thereunder or be entitled to rely for any purpose upon such provisions. Any Lender may waive in writing any right or rights which it may have against the Agent or the other Lenders hereunder without the consent of or notice to the Borrower.

ARTICLE 15
ASSIGNMENT

15.1 Assignment and Participation Prior to Default

(a) Any Lender (herein sometimes called a "**Granting Lender**") may grant a participation in the Credit Facility to one or more Persons resident in Canada for the purposes of the *Income Tax Act* (Canada) and entitled to lend money in Canada (the "**Participant**"). If such a participation is granted, (i) the Granting Lender shall remain fully liable for all of its obligations and responsibilities hereunder to the same extent as if such participation had not been granted, and (ii) the Granting Lender shall administer the participation of the Participant and none of the Participant, the Borrower and the Agent shall have any rights against or obligations to one another, nor shall any of them be required to deal directly with one another in respect of the participation by such Participant.

(b) With the prior written consent of the Agent (which shall not be unreasonably withheld), any Lender (herein sometimes called an "**Assigning Lender**") may assign all or any part of such Lender's rights to, and may have its respective

obligations in respect of, the Credit Facility assumed by one or more Persons resident in Canada for the purposes of the *Income Tax Act* (Canada) and entitled to lend money in Canada (each an "**Assignee**"). Any permitted assignment shall become effective when the Agent and the Borrower have been notified of it by the Assigning Lender, have received from the Assignee an executed copy of an assignment agreement substantially in the form of Schedule G (an "**Assignment Agreement**"), and the Agent has received from the Assignee an assignment fee of Cdn. $3,500 (other than in respect of the initial syndication of the Credit Facility). Any Assignee of a Lender shall be and be treated as a Lender for all purposes of this Agreement, and each Assignee shall be entitled to the full benefit hereof and shall be subject to the obligations of the Assigning Lender to the same extent as if it were an original party in respect of the rights or obligations assigned to it and the Assigning Lender shall be released and discharged accordingly and to the same extent (subject to Section 5.4(e)), and Schedule A (to the extent such Schedule relates to the Assigning Lender) shall be deemed to be amended accordingly from time to time without further notice or other requirement.

(c) The Borrower will, at the applicable Lender's expense, execute such further documents and instruments and do such further things as the Agent or such Lender may reasonably request for the purpose of any participation or assignment.

(d) Notwithstanding any other provision of Section 15.1, no Assigning Lender shall assign an interest to an Assignee unless (i) the Assignee acquires a Commitment with an aggregate principal amount of not less than Cdn. $10,000,000, and (ii) the Assigning Lender, if it retains any Commitment, retains a Commitment with an aggregate principal amount of not less than Cdn. $10,000,000.

15.2 <u>Assignment After Event of Default</u>

Notwithstanding anything to the contrary herein contained, where an Event of Default has occurred and is continuing, nothing in this Agreement shall preclude an assignment to one or more financial institutions not resident in Canada for the purposes of the *Income Tax Act* (Canada) or an assignment where the assignor or assignee acquires or retains a Commitment of less than Cdn. $10,000,000.

15.3 <u>Assignment by Borrower</u>

The Borrower shall not assign, delegate or transfer all or any part of its rights or obligations hereunder without the prior written consent of all the Lenders.

ARTICLE 16
AMENDMENT AND RESTATEMENT

16.1 Amendment and Restatement

On the Effective Date:

(a) the Original Credit Agreement shall be and is hereby amended and restated in the form of this Agreement; and

(b) all Loans (as that term is defined in the Original Credit Agreement) and other amounts outstanding under the Original Credit Agreement prior to the date hereof shall continue to be outstanding under this Agreement and shall be deemed to be Loans and other amounts owing by the Borrower to the Lenders under this Agreement and, for such purpose, outstanding Syndicated Loans shall be allocated to the Syndicated Lenders on a Pro Rata Basis and outstanding Swing Line Loans shall be allocated to the Swing Line Lender.

16.2 Continuing Rights, Etc.

Notwithstanding the foregoing or any other term hereof, all of the covenants, representations and warranties on the part of the Borrower under the Original Credit Agreement and all of the claims and causes of action arising against the Borrower in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the date hereof shall continue, survive and shall not be merged in the execution of this Agreement or any other Loan Documents or any advance or provision of any Loan hereunder.

ARTICLE 17
GENERAL PROVISIONS

17.1 Exchange and Confidentiality of Information

(a) The Borrower agrees that the Agent and each Lender may provide any assignee or participant or any bona fide prospective assignee or participant pursuant to Article 15 with any information concerning the financial condition of the Borrower provided such party agrees in writing with the Agent or such Lender for the benefit of the Borrower to be bound by a like duty of confidentiality to that contained in this Section.

(b) Each of the Agent and the Lenders acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by the Borrower pursuant hereto (the "**Information**") and agrees to use all reasonable efforts to prevent the disclosure thereof; provided, however, that:

(i) the Agent and the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required in connection with any actual or threatened judicial, administrative or governmental proceedings including, without limitation, proceedings initiated under or

in respect of this Agreement or, provided that the recipients shall be under a like duty of confidentiality to that contained in this Section, for the purpose of syndicating the Credit Facility;

(ii) the Agent and the Lenders shall incur no liability in respect of any Information required to be disclosed by any Laws, or by applicable order, policy or directive having the force of law, to the extent of such requirement;

(iii) the Agent and the Lenders may provide counsel and their other agents and professional advisors with any Information; provided that such persons shall be under a like duty of confidentiality to that contained in this Section;

(iv) the Agent and each of the Lenders shall incur no liability in respect of any Information: (i) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by the Borrower, (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from the Borrower, lawfully in the Agent's or Lender's possession and not then subject to any obligation on its part to the Borrower to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender after reasonable inquiry, under a duty of confidentiality to the Borrower at the time the information was so received;

(v) the Agent and the Lenders may disclose the Information to other financial institutions in connection with the syndication by the Agent or Lenders of the Credit Facility where such financial institution agrees to be under a like duty of confidentiality to that contained in this Section; and

(vi) the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent and the Lenders to initiate any lawsuit against the Borrower or to defend any lawsuit commenced by the Borrower the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defence of such lawsuit.

17.2 Telephone Instructions

Any verbal instructions given by the Borrower in relation to this Agreement will be at the risk of the Borrower and neither the Agent nor the Lenders will have any liability for any error or omission in such verbal instructions or in the interpretation or execution thereof by the Agent or a Lender, as the case may be, provided the Agent or Lender, as the case may be, acted without gross negligence in the circumstances. The Agent will notify the Borrower of any conflict or inconsistency between any written confirmation of such verbal instructions received from the Borrower and the said verbal advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.

17.3 Further Assurances

Each party hereto shall, at the request of the other (but at the expense of the Borrower), perform all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the other, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

17.4 Conflicting Provisions

In the event of (but to the extent only of) a conflict or inconsistency between the terms of this Agreement and any of the other Loan Documents, the terms of this Agreement shall govern.

17.5 Notice

Any notice or other communication hereunder shall be in writing and, if delivered, it shall be considered received on the day it is given to an officer of the recipient, or if by facsimile transmission (fax) during normal business hours on a Banking Day, it shall be considered received on the same day as the transmission thereof was successfully completed to the number provided as follows:

In the case of the Borrower:

> Shiningbank Energy Ltd.
> 1310, 111 - 5th Avenue S.W.
> Calgary, Alberta
> T2P 3Y6
>
> Attention: Vice President, Finance and Chief Financial Officer
> Fax No.: (403) 269-3615

In the case of the Agent:

> The Toronto-Dominion Bank, as Agent
> 18th Floor, Royal Trust Tower
> 77 King Street West
> Toronto, Ontario
> M5K 1A2
>
> Attention: Vice President, Loan Syndications - Agency
> Fax No.: (416) 982-5535

In the case of each Lender:

> At the address set forth opposite such Lender's name on Schedule A hereto.

Any party may change its address or fax number from time to time in a notice similarly given.

17.6 Non-Performance of Covenants

If the Borrower fails to perform any of its covenants or agreements hereunder, the Agent may itself, but shall not be obliged to, perform or cause to be performed the same and all reasonable expenses incurred or payments made by the Agent in so doing shall be paid by the Agent forthwith upon demand. Any such expenses or payments remaining unpaid after demand shall bear interest at the Prime Rate in effect from time to time plus the Applicable Pricing Margin from the date such expense or payment was incurred or made by the Agent until paid.

17.7 Entire Agreement

This Agreement and the other Loan Documents contemplated by this Agreement constitute the entire agreement between the Borrower and the Lenders in respect of the obligations herein set out and supersede and cancel any prior agreements between the Borrower and any of the Lenders concerning such obligations. For greater certainty, the Borrower acknowledges that nothing herein supersedes and cancels the Agency Agreement between the Agent and the Borrower.

17.8 Counterparts

Any Loan Document may be executed in any number of counterparts, including by facsimile, all of which taken together shall constitute one and the same instrument and any of the parties thereto may execute a Loan Document by signing any such counterpart.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

BORROWER:

SHININGBANK ENERGY LTD.

Per: (signed)
Name: DAVID M. FITZPATRICK
Title: President and Chief Operating Officer

Per: (signed)
Name: BRUCE K. GIBSON
Title: Vice President, Finance and Chief Financial Officer

AGENT:

THE TORONTO-DOMINION BANK, as Agent

Per: (signed)

THE LENDERS:

THE TORONTO-DOMINION BANK

Per: (signed)

Per: (signed)

BANK OF MONTREAL

Per: (signed)

THE BANK OF NOVA SCOTIA

Per: (signed)

Per: (signed)

CANADIAN IMPERIAL BANK OF COMMERCE

Per: (signed)

Per: (signed)

SCHEDULE A
COMMITMENTS AND ADDRESSES

LENDER	SYNDICATED COMMITMENT	SWING LINE COMMITMENT	TOTAL COMMITMENT

[intentionally removed due to confidentiality]

SCHEDULE B
TO THE RESTATED CREDIT AGREEMENT

FORM OF COMPLIANCE CERTIFICATE

TO: THE TORONTO-DOMINION BANK, as Agent

Re: Restated Credit Agreement dated as of December 31, 2004 among Shiningbank Energy Ltd. as borrower (the "**Borrower**"), The Toronto-Dominion Bank as agent (the "**Agent**") and the persons party thereto as lenders (collectively, the "**Lenders**") (such Restated Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the "**Credit Agreement**").

1. This Compliance Certificate is given pursuant to Section 9.2**[(b)/(c)]** of the Credit Agreement. Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

2. I am the duly appointed **[•]** of the Borrower and hereby certify in such capacity for and on behalf of the Borrower and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

    (a) the Borrower is in compliance in all material respects with all of its covenants in the Credit Agreement [except as described in Schedule • hereto];

    (b) no Default or Event of Default has occurred and is continuing [except as described in Schedule • hereto];

    (c) that as at the end of the Fiscal Quarter ended •:

        (i) the Current Ratio is •; and

        (ii) the Debt to Cash Flow Ratio is •;

    and attached hereto are detailed particulars of the manner in which these amounts were calculated.

3. Based on the Debt to Cash Flow reported in paragraph 2(c)(ii) above, the Applicable Pricing Margin will be as follows and shall take effect on [date that is the first day of the next month]:

BA Stamping Fee/LIBOR Margin	•
Prime Margin/USBR Margin:	•
Standby Fee:	•
LC Fee:	•
TC Fee:	•

4. The Borrower has the following Swaps outstanding as at the end of the fiscal quarter ended •:

[Insert Details]

5. This Compliance Certificate is signed by the undersigned officer of the Borrower in his capacity as an officer of the Borrower without personal liability to the undersigned officer.

DATED this ______ day of ____________________, 200___.

SHININGBANK ENERGY LTD.

By: ______________________________
Name:
Title:

SCHEDULE C
TO THE RESTATED CREDIT AGREEMENT

FORM OF DISCOUNT NOTE

Cdn$__________________ Date: ______________________

FOR VALUE RECEIVED, the undersigned unconditionally promises to pay on __________________, 200__, to or to the order of **[NAME OF NON-BA LENDER]** ("**Holder**"), the sum of Cdn$________________________ with no interest thereon.

The undersigned hereby waives presentment, protest and notice of every kind and waives any defences based upon indulgences which may be granted by the holder hereof to any party liable hereon and any days of grace.

This promissory note evidences a BA Equivalent Loan, as defined in the Restated Credit Agreement dated December 31, 2004 among Shiningbank Energy Ltd. as borrower, The Toronto-Dominion Bank as agent (the "**Agent**") and the persons party thereto as lenders (such Restated Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the "**Credit Agreement**") and constitutes evidence of indebtedness to the holder arising from such BA Equivalent Loan. Payment of this note shall be made at the account designated by the Agent pursuant to the Credit Agreement.

SHININGBANK ENERGY LTD.

By: ______________________________
Name:
Title:

SCHEDULE D
TO THE RESTATED CREDIT AGREEMENT

FORM OF EXTENSION REQUEST

TO: THE TORONTO-DOMINION BANK, as Agent

Re: Restated Credit Agreement dated as of December 31, 2004 among Shiningbank Energy Ltd. as borrower, The Toronto-Dominion Bank as agent (the "**Agent**") and the persons party thereto as lenders (collectively, the "**Lenders**") (such Restated Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the "**Credit Agreement**").

1. This Extension Request is given pursuant to Section 2.2(a) of the Credit Agreement. Capitalized terms used herein and not otherwise defined herein have the meanings given to them in the Credit Agreement.

2. The Borrower hereby requests that the Lenders extend the Revolving Period for a further period of • days [up to 364 days], which will extend the last day of the Revolving Period from _________________, 200___ to ____________________, 200___.

3. The Borrower hereby represents that, on the date hereof, all representations and warranties contained in the Loan Documents (excluding the representations and warranties set out in Section 8.1(m) of the Credit Agreement) are true and correct in all material respects as if made on such date.

DATED this _____ day of ________________, 200__.

SHININGBANK ENERGY LTD.

By: ______________________________

Name:
Title:

SCHEDULE E
TO THE RESTATED CREDIT AGREEMENT

FORM OF NOTICE OF DRAWDOWN

TO: THE TORONTO-DOMINION BANK, as Agent

Re: Restated Credit Agreement dated as of December 31, 2004 among Shiningbank Energy Ltd. as borrower (the "**Borrower**"), The Toronto-Dominion Bank as agent (the "**Agent**") and the persons party thereto as lenders (collectively, the "**Lenders**") (such Restated Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the "**Credit Agreement**").

1. The Drawdown Date is the ______ day of ______________, 200__.

2. Pursuant to Section 2.3 of the Credit Agreement, the undersigned hereby irrevocably requests that the following Loan(s) under the Credit Facility be made available:

Type of Loan	Principal Amount	BA Period or LIBOR Period
Prime Loan	________________	
USBR Loan	________________	
BA Issue	________________	________________________
LIBOR Loan	________________	________________________

3. The undersigned certifies to the Agent and to the Lenders that:

   (a) on the date hereof, all representations and warranties contained in the Loan Documents (excluding the representations and warranties set out in Section 8.1(m) and clauses (ii), (iii) and (v) of Section 8.1(i) of the Credit Agreement) are true and correct in all material respects as if made on such date;

   (b) on the date hereof, no Default or Event of Default has occurred and is continuing and no Default or Event of Default shall occur as a result of the making of the Drawdown contemplated herein; and

   (c) to the best of the knowledge of the Borrower, since the date of the most recent Financial Statements delivered to the Agent, no event, act or condition has occurred that would have a Material Adverse Effect.

4. This Notice is irrevocable.

5. Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this ______ day of _________________, ______, at __________a.m., Calgary, Alberta time.

SHININGBANK ENERGY LTD.

By: ____________________________________
Name:
Title:

SCHEDULE F
TO THE RESTATED CREDIT AGREEMENT

FORM OF NOTICE OF ROLLOVER/ CONVERSION/ REPAYMENT

TO: THE TORONTO-DOMINION BANK, as Agent

Re: Restated Credit Agreement dated as of December 31, 2004 among Shiningbank Energy Ltd. as borrower (the "**Borrower**"), The Toronto-Dominion Bank as agent (the "**Agent**") and the persons party thereto as lenders (collectively, the "**Lenders**") (such Restated Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the "**Credit Agreement**").

1. Pursuant to Section **[2.4/6.2]** of the Credit Agreement, the undersigned hereby irrevocably notifies the Agent that it will be:

(a) rolling over part or all of a Loan described as:

Type of Loan: ______________________________
Principal Amount(1): ______________________________
BA Period or LIBOR Period (if applicable): ______________________

into another Loan of the same type described as:

BA Period or LIBOR Period (if applicable): ______________________

Note:
(1) If only part of maturing Loan is rolled over, please indicate.

or;

(b) converting part or all of the Loan described as:

Type of Loan: ______________________________
Principal Amount(1): ______________________________
BA Period or LIBOR Period (if applicable): ______________________

into a Loan made under the Credit Facility described as:

Type of Loan: ______________________________
Principal Amount(1): ______________________________
BA Period or LIBOR Period (if applicable): ______________________

effective the ______ day of ______________________, ______.

Note:
(1) If only part of maturing Loan is being converted, please indicate.

(c) repaying part or all of the Loan described as:

Type of Loan: ______________________________
Principal Amount: ______________________________
BA Period or LIBOR Period (if applicable): ______________

2. The undersigned certifies to the Agent and the Lenders that as of the date of this Notice, no Event of Default has occurred and is continuing nor will an Event of Default result after giving effect to the proposed Rollover, Conversion or repayment of the type provided herein.

3. This Notice is irrevocable.

4. Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this _____ day of _______________, _____ at _____ a.m. Calgary, Alberta time.

SHININGBANK ENERGY LTD.

By: ______________________________
Name:
Title:

SCHEDULE G
TO THE RESTATED CREDIT AGREEMENT

LENDER ASSIGNMENT AGREEMENT

THIS LENDER ASSIGNMENT AGREEMENT is made as of the ______ day of •, 200___.

BETWEEN:

•

(hereinafter referred to as the "**Assignor**")

OF THE FIRST PART

\- and -

•

(hereinafter referred to as the "**Assignee**")

OF THE SECOND PART

\- and -

SHININGBANK ENERGY LTD. (hereinafter referred to as the "**Borrower**")

OF THE THIRD PART

\- and -

THE TORONTO-DOMINION BANK, in its capacity as agent of the Lenders (hereinafter referred to as the "Agent"),

OF THE FOURTH PART

WHEREAS the Assignor is a Lender under the Restated Credit Agreement dated as of December 31, 2004 among the Borrower, the Agent and the Lenders (as amended, modified, supplemented or restated from time to time, the "**Credit Agreement**");

AND WHEREAS the Assignor has agreed to assign and transfer to the Assignee certain rights under the Credit Agreement in compliance with the Credit Agreement, and the Assignee has agreed to accept such rights and assume certain obligations of the Assignor under the Credit Agreement.

NOW THEREFORE, in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the parties hereby agree as follows:

1. Interpretation

(a) In this Agreement, including the recitals, capitalized terms used herein, and not otherwise defined herein, shall have the same meanings attributed thereto as set forth in the Credit Agreement. In addition, the following terms shall have the following meanings:

(i) **"Assigned Commitment"** has the meaning set forth in Section 2 hereof;

(ii) **"Assigned Interests"** has the meaning set forth in Section 2 hereof;

(iii) **"Assumed Obligations"** has the meaning set forth in Section 4 hereof; and

(iv) **"Effective Date"** means the 5th Banking Day following the date this Agreement is executed by the Agent.

(b) The division of this Agreement into Articles, Sections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

(c) In this Agreement:

(i) the terms "this Agreement", "hereof", "herein", "hereunder" and similar expressions refer, unless otherwise specified, to this Lender Assignment Agreement taken as a whole and not to any particular section, subsection or paragraph;

(ii) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa; and

(iii) words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

(d) This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. The parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Alberta, without prejudice to the rights of the parties to take proceedings in any other jurisdictions.

(e) If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability

of any such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.

2. Assignment of Rights by Assignor

Effective as of the Effective Date, the Assignor hereby absolutely assigns and transfers to the Assignee:

(a) subject as provided in Section 3 hereof, [all OR •% of all] of the right, title and interest in, to and under each of the outstanding Loans and other Loan Indebtedness owing by the Borrower under the Credit Facility; and

(b) Cdn. $• of the Assignor's Syndicated Commitment (the "**Assigned Commitment**");

together with all of the Assignor's other rights under the Credit Agreement and the other Loan Documents but only insofar as such other rights relate to (a) and (b) above (collectively, the "**Assigned Interests**").

[NOTE: Appropriate changes to this section and elsewhere in this agreement are to be made if the assignment relates to or includes the Swing Line Commitment.]

3. Outstanding Assignor BAs and Letters of Credit

(a) The parties hereto agree that the following provisions shall apply to the outstanding Bankers' Acceptances accepted by the Assignor and described in Appendix I hereto (collectively, the "**Outstanding Assignor BAs**"):

(i) such Outstanding Assignor BAs shall remain the liability and obligation of the Assignor and the Assignor shall be entitled to all of the rights, titles and benefits arising out of the Credit Agreement and the other Loan Documents with respect to such Outstanding Assignor BAs (including reimbursement rights); provided, however, that the Assignee shall indemnify the Assignor for the respective amounts set forth under the heading "Indemnity Amount" in Appendix I in respect of such Outstanding Assignor BAs (other than losses or costs with respect to such Indemnity Amounts which arise out of the negligence or wilful misconduct of the Assignor); and

(ii) the Assignee will pay to the Assignor on the Effective Date as fees for the giving of the indemnity in Section 3(a)(i) the respective amounts set forth under the heading "Indemnity Fee" in Appendix I hereto.

(b) The parties hereby acknowledge that, on the Effective Date, Letters of Credit issued by the Issuing Bank and having expiry dates ending on or after the Effective Date may be outstanding (collectively, the "**Outstanding LCs**"); and that pursuant to Section 5.4(d) of the Credit Agreement, the Issuing Bank is

entitled to be reimbursed by the Assignor for its Pro Rata Share of such Outstanding LCs. Accordingly, the Assignor shall be entitled to all of the rights, titles and benefits arising out of the Credit Agreement and the other Loan Documents with respect to such Outstanding LCs (including reimbursement rights); provided, however, that the Assignee shall indemnify the Assignor and hold the Assignor harmless from and against any losses or costs paid or incurred by the Assignor in connection with such Outstanding LCs (other than losses or costs which arise out of the negligence or wilful misconduct of the Assignor).

4. Assumption of Obligations by Assignee

The Assignee assumes and covenants and agrees to be responsible for all obligations relating to the Assigned Interests to the extent such obligations arise or accrue on or after the Effective Date (collectively, the "**Assumed Obligations**") and agrees that it will be bound by the Credit Agreement and the other Loan Documents to the extent of the Assumed Obligations as fully as if it had been an original party to the Credit Agreement.

5. Credit Agreement References; Notices

Effective as of the Effective Date:

(a) the Assignee shall be a Lender for all purposes of the Credit Agreement and the other Loan Documents and all references therein to "Lenders" or "a Lender" shall be deemed to include the Assignee;

(b) the Syndicated Commitment of the Assignee shall be the Assigned Commitment and all references in the Credit Agreement to the Syndicated Commitment of the Assignee shall be deemed to be to the Assigned Commitment;

(c) any demand, notice or communication to be given to the Assignee in accordance with Section 17.5 of the Credit Agreement shall be made or given to the following address or telecopy number (until the Assignee otherwise gives notice in accordance with such Section 17.5); and

(d) Schedule A to the Credit Agreement shall be deemed to be and is hereby amended to the extent necessary to give effect to the assignment of the Assigned Commitment contemplated hereby and to give effect to Sections 5(b) and 5(c) hereof.

6. The Agent

Without in any way limiting the provisions of Section 4 hereof, the Assignee irrevocably appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under the Credit Agreement and the other Loan Documents as are delegated to the Agent by the terms thereof, together with such powers as are reasonably incidental thereto, all in accordance with the provisions of the Credit Agreement.

7. No Entitlement to Prior Interest or Other Fees

Except as otherwise agreed in writing between the Assignor and the Assignee, notwithstanding any provision of the Credit Agreement or other Loan Documents or any other provision of this Agreement, the Assignee shall have no right, title or interest in or to any interest or fees paid or to be paid to the Assignor under, pursuant to or in respect of:

(a) [the fees paid to the Assignor in respect of the establishment of the Credit Facility;]

[NOTE: Insert 7(a) above, as applicable.]

(b) [the fees payable to the Agent for acting as Agent under the Credit Agreement; or]

[NOTE: 7(b) above to be inserted for any assignment by the Agent.]

(c) the Loans, the Credit Facility or the Credit Agreement for any period of time or in respect of any event or circumstance prior to the Effective Date.

8. Consent of Borrower or Agent

The Borrower and the Agent consent to the assignment of the Assigned Interests to the Assignee and the assumption of the Assumed Obligations by the Assignee and, as and from the Effective Date, agree to recognize the Assignee as a Lender under the Credit Agreement as fully as if the Assignee had been an original party to the Credit Agreement. The Borrower and the Agent, as and from the Effective Date, agree that the Assignor shall have no further liability or obligation to either of them in respect of the Assumed Obligations.

9. Representations and Warranties

Each of the parties hereby represents and warrants to the other parties as follows:

(a) it is validly subsisting under the laws of its governing jurisdiction;

(b) it has all necessary power and authority to enter into this Agreement and to perform its obligations hereunder and under the Credit Agreement and the other Loan Documents;

(c) the execution, delivery, observance and performance on its part of this Agreement has been duly authorized by all necessary action and this Agreement constitutes a legal, valid and binding obligation of such party enforceable against it in accordance with its terms; and

(d) all consents, authorizations and approvals of any Governmental Authority, if any, required for the execution, delivery, observance and performance by it of this Agreement, the Credit Agreement and the other Loan Documents have been obtained and remain in full force and effect, all conditions have been duly complied with and no action by, and no notice to or other filing with any

Governmental Authority is required for such execution, delivery, observance or performance.

The Assignee represents and warrants that it is not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada).

The Assignor represents and warrants to the Assignee that it has the right to sell to the Assignee the Assigned Interests and that the same are free and clear of all Liens. The Assignor also represents and warrants to the Assignee that it has not received written notice of the occurrence of any Default or Event of Default under the Credit Agreement which is continuing.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and notwithstanding any examinations or investigations which may be made by the parties or their respective legal counsel.

Except as expressly provided herein, the Assignee confirms that this Agreement is entered into by the Assignee without any representations or warranties by the Assignor or the Agent on any matter whatsoever, including, without limitation, on the effectiveness, validity, legality, enforceability, adequacy or completeness of the Credit Agreement or any other Loan Document delivered pursuant thereto or in connection therewith or any of the terms, covenants and conditions therein or on the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower.

10. Assignee Credit Decision

The Assignee acknowledges to the Assignor and the Agent that the Assignee has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower, all of the matters and transactions contemplated herein and in the Credit Agreement and the other Loan Documents and all other matters incidental to the Credit Agreement and the other Loan Documents. The Assignee confirms with the Assignor and the Agent that it does not rely, and it will not hereafter rely, on the Agent or the Assignor:

(a) to check or inquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any other Person under or in connection with the Credit Agreement and the other Loan Documents or the transactions therein contemplated (whether or not such information has been or is hereafter distributed to the Assignee by the Agent); or

(b) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower.

The Assignee acknowledges that a copy of the Credit Agreement (including a copy of the Schedules) has been made available to it for review and further acknowledges and agrees that it has received copies of such other Loan Documents and such other information that it has requested for the purposes of its investigation and analysis of all matters related to this

Agreement, the Credit Agreement, the other Loan Documents and the transactions contemplated hereby and thereby. The Assignee acknowledges that it is satisfied with the form and substance of the Credit Agreement and the other Loan Documents.

11. Payments

The Assignor and the Assignee acknowledge and agree that all payments under the Credit Agreement in respect of the Assigned Interests from and after the Effective Date received by the Agent on or after the Effective Date shall be the property of the Assignee and the Agent shall be entitled to treat the Assignee as solely entitled thereto.

12. Amendments and Waivers

Any amendment or modification or waiver of any right under any provision of this Agreement shall be in writing (in the case of an amendment or modification, signed by the parties) and any such waiver shall be effective only for the specific purpose for which given and for the specific time period, if any, contemplated therein. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof and any waiver of any breach of the provisions of this Agreement shall be without prejudice to any rights with respect to any other or further breach.

13. General Provisions

(a) The parties hereto shall from time to time and at all times do all such further acts and things and execute and deliver all such documents as are required in order to fully perform and carry out the terms of this Agreement.

(b) The provisions of this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

(c) This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and it shall not be necessary in making proof of this Agreement to produce or account for more than one full set of counterparts.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by its duly authorized representative(s) as of the date first above written.

•, as Assignor

Per: ______________________________

Per: ______________________________

•, as Assignee

Per: ______________________________

Per: ______________________________

SHININGBANK ENERGY LTD., as Borrower

Per: ______________________________

Per: ______________________________

THE TORONTO-DOMINION BANK, as Agent

Per: ______________________________

Per: ______________________________

APPENDIX I

OUTSTANDING ASSIGNOR BAs

FACE AMOUNT	ISSUE DATE	MATURITY DATE	INDEMNITY AMOUNT	INDEMNITY FEE[(1)]

[insert details]

(1) The Indemnity Fee is based on 80% of the per annum BA Stamping Fee calculated on the Indemnity Amount from •, 200___ [the Effective Date].

SCHEDULE H
TO THE RESTATED CREDIT AGREEMENT

MATERIAL SUBSIDIARIES

1. Material Subsidiaries

The following are the Material Subsidiaries:

Shiningbank Limited Partnership

Shiningbank Operating Trust

Shiningbank Holdings Corporation

1130243 Alberta Inc.

2. Organizational Chart



SHININGBANK ENERGY INCOME FUND
100%
100%
1130243 ALBERTA INC.
Beneficiary
SHININGBANK HOLDINGS CORPORATION
Trustee
100%
SHININBANK OPERATING TRUST
SHININGBANK ENERGY LTD.
Limited Partner
SHININGBANK LIMITED PARTNERSHIP
General Partner

UNDERTAKING
PURSUANT TO SECTIONS 3.1 AND 3.4 OF NATIONAL POLICY 41-201 ("NP 41-201")

TO: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland

RE: Shiningbank Energy Income Fund - Prospectus dated September 21, 2005 (the "Prospectus")

To the extent that the securities legislation in some jurisdictions is ambiguous regarding certain matters set forth in NP 41-201, and in connection with the filing of the Prospectus, Shiningbank Energy Income Fund (the "Fund") hereby undertakes as follows:

1. in complying with its reporting issuer obligations, the Fund will treat Shiningbank Energy Ltd. ("SEL") and Shiningbank Limited Partnership ("SLP") as subsidiaries of the Fund; however, if generally accepted accounting principles prohibit the consolidation of financial information of SEL, SLP and the Fund, we expect that, for as long as SEL or SLP (and any of its significant business interests) represents a significant asset of the Fund, the Fund will provide unitholders with separate financial statements for SEL and SLP (and any of its significant business interests), as applicable;

2. for so long as the Fund is a reporting issuer, the Fund will take appropriate measures to require each person who would be an insider of SEL or SLP if SEL or SLP were reporting issuers to file insider reports about trades in trust units of the Fund (including securities which are exchangeable into trust units of the Fund); and

3. the Fund will annually certify that it has complied with this undertaking and file the certificate on SEDAR concurrently with the filing of its annual financial statements.

DATED this 21st day of September, 2005.

SHININGBANK ENERGY INCOME FUND,
by its administrator Shiningbank Energy Ltd.

(signed) *"David M. Fitzpatrick"*
David M. Fitzpatrick
President and Chief Executive Officer

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be [illegible] therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States. Accordingly, these securities may not be offered or sold within the United States of America or to a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America. See "PLAN OF DISTRIBUTION".

SHORT FORM PROSPECTUS

New Issue September 21, 2005

SHININGBANK ENERGY INCOME FUND

$100,245,000

4,100,000 TRUST UNITS

Price: $24.45 per Trust Unit

Shiningbank Energy Income Fund ("**Shiningbank**" or the "**Fund**") is hereby qualifying 4,100,000 trust units ("**Trust Units**") of the Fund for distribution (the "**Offering**") at a price of $24.45 per Trust Unit. Each Trust Unit represents an undivided beneficial interest in the Fund. The outstanding Trust Units are listed and posted for trading on the Toronto Stock Exchange (the "**TSX**") under the trading symbol "SHN.UN". Shiningbank has applied to list the Trust Units offered pursuant to this short form prospectus on the TSX. The TSX has conditionally approved the listing of the Trust Units subject to Shiningbank fulfilling the listing requirements of the TSX on or before December 7, 2005. On September 8, 2005, the closing price of the Trust Units on the TSX prior to the public announcement of the Offering was $24.99. On September 20, 2005, the closing price of the Trust Units on the TSX was $24.95.

The offering price of the Trust Units was determined by negotiation between Shiningbank and CIBC World Markets Inc., on behalf of itself and BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Dominion Securities Inc., National Bank Financial Inc., TD Securities Inc. and FirstEnergy Capital Corp. (collectively, the "**Underwriters**").

	Price to Public	Underwriters' Fee	Net Proceeds to Shiningbank(1)
Per Trust Unit	$ 24.45	$ 1.2225	$ 23.2275
Total	$ 100,245,000	$ 5,012,250	$ 95,232,750

Note:

(1) Before deducting expenses of the Offering estimated to be $280,000.

Shiningbank pays distributions on the Trust Units on or about the 15th day of each month to holders of Trust Units ("**Unitholders**") of record on the last business day of the month preceding payment. Purchasers of Trust Units under this Offering who own such Trust Units on September 30, 2005 will receive the monthly distribution of the Fund to be paid on or about October 15, 2005. See "RECORD OF CASH DISTRIBUTIONS".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale if, as and when issued by the Fund and accepted by the Underwriters, in accordance with the conditions contained in the Underwriting Agreement referred to under the section entitled "PLAN OF DISTRIBUTION" and subject to the approval of certain legal matters on behalf of the Fund by Gowling Lafleur Henderson LLP, Calgary, Alberta, and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta. Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which otherwise might prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "PLAN OF DISTRIBUTION".

Five of the Underwriters, being CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc. and TD Securities Inc., are, directly or indirectly, subsidiaries of Canadian chartered banks (the "Banks"), all of which are lenders to Shiningbank Energy Ltd. (the "Corporation"). Consequently, the Fund may be considered to be a connected issuer of each of these Underwriters in connection with this Offering for the purposes of applicable Canadian securities laws. All of the net proceeds of this Offering will be used initially to reduce the Corporation's indebtedness to the Banks under its revolving credit facility. See "USE OF PROCEEDS" and "RELATIONSHIP BETWEEN THE CORPORATION AND THE UNDERWRITERS".

In the opinion of counsel, provided the Fund is a "mutual fund trust" for purposes of the *Income Tax Act* (Canada) (the "**Tax Act**"), the Trust Units will, when issued, be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans under the Tax Act. See "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS - Taxation of Unitholders - *Eligibility for Exempt Plan Investment*".

A return on an investment in the Fund is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Fund is at risk, and the anticipated return on such investment is based on many performance assumptions. Although the Fund intends to make distributions of its available cash to Unitholders, these cash distributions may be reduced or suspended. The actual amount distributed will depend on numerous factors, including the financial performance of the Fund's operating entities, debt obligations, working capital requirements and future capital requirements. In addition, the market value of the Trust Units may decline if the Fund is unable to meet its cash distribution targets in the future, and that decline may be significant. **Cash distributions by the Fund to Unitholders are not guaranteed.**

It is important for an investor to consider the particular risk factors that may affect the industry in which it is investing, and therefore the stability of the distributions that it receives. See, for example, "Credit Facility", "Oil and Natural Gas Prices – Marketability of Production", "Environmental Concerns", "Purchase of Reserves", "Depletion of Reserves", "Foreign Exchange", "Capital Investment", "Operating Risks", "Changes in Legislation", "Investment Eligibility", "Additional Financing", "Distribution of Cash" and "Delays in Cash Distribution" under the heading "RISK FACTORS", at pages 65 to 71 of the Renewal Annual Information Form of the Fund dated March 21, 2005. These sections also describe the Fund's assessment of those risk factors as well as the potential consequences to an investor if a risk should occur.

The after-tax return from an investment in Trust Units to Unitholders subject to Canadian income tax can be made up of both a return on and a return of capital. That composition may change over time, thus affecting an investor's after-tax return. Returns on capital are generally taxed as ordinary income or as dividends in the hands of a Unitholder. Returns of capital are generally tax-deferred (and reduce the Unitholder's cost base in the Trust Unit for tax purposes). See "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS".

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that closing of this Offering will take place on or about September 28, 2005, or such other date as may be agreed to by the Fund and the Underwriters, but in any event not later than September 29, 2005.

Dominion Bond Rating Service Limited ("**DBRS**") has assigned a stability rating of STA-6 (middle) to the Trust Units. Income funds rated as STA-6 are considered by DBRS to have a very weak level of stability and sustainability of distributions per unit. STA-1 is the highest DBRS rating available to units of income funds and STA-7 is the lowest DBRS rating available to units of income funds. See "DETAILS OF THE OFFERING - Stability Rating".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* and are not insured under the provisions of such Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

ABBREVIATIONS

In this short form prospectus, the abbreviations set forth below have the following meanings.

"**ARTC**" means Alberta Royalty Tax Credit.
"**bbl**" means one barrel.
"**bbls**" means barrels.
"**bbl/d**" means barrels per day.
"**boe**" means barrel of oil equivalent.*
"**boe/d**" means one barrel of oil equivalent per day.
"**GJ**" means Gigajoule.
"**GJ/d**" means Gigajoule per day.
"**M$**" means thousands of dollars.
"**mbbl**" means one thousand barrels.
"**mboe**" means one thousand barrels of oil equivalent.
"**mcf**" means one thousand cubic feet.
"**mcf/d**" means one thousand cubic feet per day.
"**MM$**" means millions of dollars.
"**mmboe**" means one million barrels of oil equivalent.
"**MMbtu**" means one million British Thermal Units.
"**mmcf/d**" means one million cubic feet per day.
"**NGL**" means natural gas liquids.

* A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. Boe's may be misleading, particularly if used in isolation. The boe conversion ratio of six mcf:one bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this short form prospectus, references to "dollars" and "$" are to Canadian dollars, unless otherwise indicated.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Shiningbank, filed with Canadian securities regulatory authorities in all of the provinces of Canada (the "**Filing Jurisdictions**"), are specifically incorporated by reference into and form an integral part of this short form prospectus:

1. the Renewal Annual Information Form of Shiningbank dated March 21, 2005 (the "**Annual Information Form**") for the fiscal year ended December 31, 2004 (excluding the third sentence from the second paragraph under the sub-heading "Management Internalization Transactions");

2. the interim unaudited comparative consolidated financial statements of Shiningbank and notes thereto as at and for the three and six month periods ended June 30, 2005 and 2004 together with management's discussion and analysis of financial condition and results of operations ("**MD&A**") for the periods then ended;

3. the audited comparative consolidated financial statements of Shiningbank and notes thereto as at and for the years ended December 31, 2004 and 2003, including the auditors' report thereon, together with the MD&A for the years then ended, contained in Shiningbank's 2004 Annual Report to Unitholders;

4. the information circular of Shiningbank dated March 21, 2005 (excluding the sections entitled "Executive Compensation - Trust Performance Graph" and "Corporate Governance", which, pursuant to National Instrument 44-101 of the Canadian securities regulatory authorities, are not required to be incorporated by reference herein) prepared in connection with Shiningbank's annual and special meeting of Unitholders held on May 10, 2005;

5. the interim unaudited financial statements of Blizzard Energy Inc. ("**Blizzard**") as at and for the six month periods ended June 30, 2005 and 2004 and notes thereto which was filed on Shiningbank's page on the SEDAR website on September 12, 2005;

6. the audited financial statements of Birchill Resources Limited ("**Birchill**") for the years ended December 31, 2003 and 2002, including the auditors' report thereon, contained in Appendix B to the short form prospectus of Shiningbank dated February 27, 2004;

7. the material change report of Shiningbank dated June 7, 2005 relating to the execution of an arrangement agreement dated June 6, 2005 with Blizzard pursuant to which Shiningbank would acquire Blizzard; and

8. the material change report of Shiningbank dated August 12, 2005 relating to the completion of Shiningbank's acquisition of Blizzard.

Any material change reports (except confidential material change reports), comparative interim financial statements, management's discussion and analysis for interim financial periods, comparative financial statements for the most recently completed financial year (together with the accompanying report of the auditor) and any information circular (excluding the portions thereof which, pursuant to National Instrument 44-101 of the Canadian securities regulatory authorities, are not required to be incorporated by reference in a short form prospectus) filed by Shiningbank in the Filing Jurisdictions subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation, the administrator of the Fund, by sending a written request to Suite 1310, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6, by faxing a written request to 403-268-7499 or by calling 403-268-7477. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the Corporation, the administrator of the Fund, at the above-mentioned address and fax and telephone numbers.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Fund believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this short form prospectus should not be unduly relied upon. These statements speak only as of the date of this short form prospectus or as of the date specified in the documents incorporated by reference into this short form prospectus, as the case may be.

In particular, this short form prospectus, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- the performance characteristics of the Fund's oil and natural gas properties;

- oil and natural gas production levels;
- the size and value of the Fund's oil and natural gas reserves;
- projections of market prices and costs and the related sensitivity of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus and the documents incorporated by reference:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Except as required under applicable securities legislation, Shiningbank does not undertake any obligation to publicly update or revise any forward-looking statements.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

NON-GAAP MEASURES

In this short form prospectus, and in certain documents incorporated by reference herein, the Fund uses the terms "cash flow", "cash available for distribution" and "distributable cash" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. The Fund also uses the term "netbacks", which are calculated as average unit sales price less royalties, transportation costs and operating costs, to represent the cash margin for product sold, calculated on a boe basis. "Cash flow", "cash available for distribution", "distributable cash" and "netbacks" are not measures recognized by Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, "cash flow", "cash available for distribution", "distributable cash" and "netbacks" of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that "cash flow", "cash available for distribution", "distributable cash" and "netbacks" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Fund considers "cash flow from operations" a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. The Fund considers "netbacks" a key measure as it indicates the relative performance of crude oil and natural gas assets. Cash available for distribution cannot be assured and future distributions may vary.

The Fund

The Fund is an unincorporated open-ended investment trust created under the laws of the Province of Alberta and governed by an amended and restated trust indenture (the "**Trust Indenture**") between Computershare Trust Company of Canada (the "**Trustee**") and the Corporation dated September 6, 2005. The head and principal office of the Fund is located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of the Fund is located at Suite 1200, 700 - 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The Fund's assets consist primarily of royalties equal to 99% of the net cash flow generated by the petroleum and natural gas interests held by the Corporation and Shiningbank Limited Partnership ("**SLP**") after certain costs, expenditures and deductions (collectively, the "**Royalty**") and the notes issued on the acquisitions of Raider Resources Ltd., Ionic Energy Inc., Birchill and Blizzard (collectively, the "**Acquisition Notes**").

The Fund has an obligation (the "**Deferred Purchase Price Obligation**") to pay to the Corporation and SLP, as the case may be, as partial consideration for the Royalty, to the extent of the Fund's available funds, up to 99% of the cost of any Canadian resource property (as such term is defined in the Tax Act) acquired by the Corporation or SLP, excluding any amount borrowed to fund such acquisitions, and up to 99% of the cost of certain designated capital expenditures, excluding any amount borrowed to fund such expenditures. The Fund is also required to pay a Deferred Purchase Price Obligation respecting the Corporation's or SLP's acquisition of certain other corporations or entities that own Canadian resource property, excluding any amount borrowed to fund such acquisitions.

Each Trust Unit entitles the holder to receive distributions of the holder's proportionate share of distributable cash ("**Distributable Cash**") equal to the income that the Fund receives under the Royalty, plus interest income received or receivable by the Fund from the Acquisition Notes, any ARTC received and other payments or distributions received, directly or indirectly, from its operating entities, less certain charges and cash expenses of the Fund. From its inception through December 31, 2002, the distributions were made on a quarterly basis. Since February 2003, distributions have been paid monthly on or about the 15th day of each month to Unitholders of record on the last business day of the month preceding payment.

Pursuant to Sections 3.1 and 3.4 of National Policy 41-201 *Income Trusts and Indirect Offerings*, the Fund has provided an undertaking to the securities regulators in all the provinces of Canada that, consistent with its existing practice, (i) in complying with its reporting issuer obligations, the Fund will treat the Corporation and SLP as subsidiaries of the Fund; however, if generally accepted accounting principles prohibit the consolidation of financial information of the Corporation, SLP and the Fund, then for as long as the Corporation or SLP represents a significant asset of the Fund, the Fund will provide Unitholders with separate financial statements for the Corporation and SLP; (ii) it will take appropriate measures to require each person who would be an insider of the Corporation or SLP if the Corporation or SLP were reporting issuers to file insider reports about trades of Trust Units; and (iii) annually certify that it has complied with this undertaking.

Shiningbank Energy Ltd.

The Corporation was incorporated under the *Business Corporations Act* (Alberta) (the "**ABCA**") on March 7, 1996 as Proximity Energy Ltd. Its articles were amended by a Certificate of Amendment dated April 9, 1996 to change the Corporation's name to Shiningbank Energy Ltd. Effective July 1, 2000, it amalgamated with Shiningbank Energy Acquisitions Ltd., Raider Resources Ltd. and Cambright Gas Corporation and continued under the name Shiningbank Energy Ltd. Effective May 4, 2001, the Corporation amalgamated with 923720 Alberta Inc. and Ionic Energy Inc. and continued under the name Shiningbank Energy Ltd. Effective October 9, 2002, the Corporation amalgamated with Shiningbank Energy Management Inc. and continued under the name Shiningbank Energy Ltd. Effective January 1, 2004, the Corporation amalgamated with Jocsak Energy Ltd. and continued under the name Shiningbank Energy Ltd. Effective March 8, 2004, the Corporation amalgamated with Birchill and Good Ridge Explorations Ltd. and continued under the name Shiningbank Energy Ltd. Effective August 2, 2005, the Corporation amalgamated with Outlook Energy Corp. and Blizzard and continued under the name Shiningbank

Energy Ltd. The Corporation is a wholly-owned subsidiary of Shiningbank Holdings Corporation ("**SHC**") and an indirect wholly-owned subsidiary of the Fund. The head and principal office of the Corporation is located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of the Corporation is located at Suite 1200, 700 - 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The Corporation is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties, providing certain administrative services to the Fund and acting as a general partner of SLP. The Corporation has approximately 75 employees. The Corporation has agreed, pursuant to an Administrative Services Agreement between the Corporation and the Trustee dated October 9, 2002 (the "**Administrative Services Agreement**"), to provide certain management, advisory and administrative services in connection with the Royalty, the Fund, the Trust Units and any entity of the Fund managed by the Corporation. The Corporation receives no management fees for acting as administrator of the Fund or as general partner of SLP and is reimbursed only for general and administrative expenses incurred in connection therewith.

Shiningbank Holdings Corporation

SHC was incorporated under the ABCA on July 24, 2002 as 999972 Alberta Inc. Its articles were amended by a Certificate of Amendment dated October 8, 2002 to, among other things, change its name to Shiningbank Holdings Corporation and authorize the issuance of an unlimited number of non-voting exchangeable shares ("**Exchangeable Shares**"). With the exception of the Exchangeable Shares, the Fund owns all the issued and outstanding shares of SHC. The head and principal office of SHC is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SHC is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

SHC was incorporated for the purpose of acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund, for cash and Exchangeable Shares, to effect the internalization of the Fund's management as further described under the heading "General Development of the Business of the Fund – Management Internalization Transactions" on pages 22 and 23 of the Annual Information Form. SHC has no business or employees.

Shiningbank Limited Partnership

SLP is a limited partnership which was formed on December 10, 2004 under the *Partnership Act* (Alberta). The head and principal office of SLP is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SLP is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

SLP is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties. Shiningbank Operating Trust ("**SOT**") owns 100% of the limited partnership interests in SLP and the Corporation is the general partner of SLP.

Shiningbank Operating Trust

SOT is an unincorporated commercial trust created under the laws of the Province of Alberta and governed by a trust indenture dated September 30, 2004. The head and principal office of SOT is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SOT is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The trustee of SOT is 1130243 Alberta Inc. The Fund holds the entire beneficial interest in SOT. The assets of SOT consist of its limited partnership interest in SLP.

1130243 Alberta Inc.

1130243 Alberta Inc. was incorporated under the ABCA on September 30, 2004. Its head and principal office is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6 and its registered office is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

1130243 Alberta Inc. was incorporated for the purpose of being the trustee of SOT. All of the outstanding shares of 1130243 Alberta Inc. are held by the Fund.

Structure

The following diagram illustrates the structure of the Fund and the flow of cash from the Fund's properties to the Unitholders.



Unitholders
Distributable Cash
The Fund
Administrative Services Agreement
100% of the Common Voting Shares
100% Beneficial Interest
99% Royalty Acquisition Notes
1130243 Alberta Inc.
Trustee
99% Royalty Acquisition Note
SHC (Shiningbank Holdings Corporation)
100% of the Common Voting Shares
SOT (Shiningbank Operating Trust)
The Corporation (Shiningbank Energy Ltd.)
Limited Partner
SLP (Shiningbank Limited Partnership)
General Partner
Cash Flow
Properties
Cash Flow
Properties
Note: Cash distributions are made on a monthly basis to Unitholders based upon the cash flow from the Fund's properties.

RECENT DEVELOPMENTS

Credit Facility

On August 2, 2005, the Corporation's revolving credit facility with a syndicate of Canadian chartered banks was increased from $250 million to $330 million in connection with the completion of the Blizzard Acquisition (as defined below under "ACQUISITIONS – 2005 Acquisitions – Blizzard Acquisition"). For more information on the credit facility, see note (1) under "CAPITALIZATION".

Hedging Contracts

Currently, the Corporation has the following hedging contracts in place:

Collar

Period				Prices	
Commencement Date	Termination Date	Commodity	Volume Fixed	Floor	Ceiling
April 1, 2005	December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ	$6.39/GJ
April 1, 2005	October 31, 2005	Gas	5,000 GJ/d	$6.65/GJ	$7.75/GJ
May 1, 2005	October 31, 2005	Gas	5,000 GJ/d	$6.90/GJ	$9.50/GJ
November 1, 2005	March 31, 2006	Gas	5,000 GJ/d	$7.50/GJ	$12.00/GJ
November 1, 2005	March 31, 2006	Gas	5,000 GJ/d	$10.00/GJ	$15.15/GJ
April 1, 2006	October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ	$12.00/GJ
February 1, 2005	December 31, 2005	Oil	500 bbl/d	US$40.00/bbl	US$55.40/bbl
January 1, 2006	June 30, 2006	Oil	500 bbl/d	US$55.00/bbl	US$89.00/bbl

Swap

Period				
Commencement Date	Termination Date	Commodity	Volume Fixed	Price
April 1, 2005	October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ

Board of Directors

On June 22, 2005, Richard W. Clark was appointed to the board of directors of the Corporation, bringing the board to six members.

ACQUISITIONS

2005 Acquisitions

Blizzard Acquisition

On August 2, 2005, the Corporation acquired all of the outstanding shares of Blizzard for aggregate consideration of $275 million, subject to adjustments, consisting of the issuance of 8,837,729 Trust Units, the payment of $46.6 million in cash and the assumption of $42.4 million in debt and working capital deficiency (the "**Blizzard Acquisition**"). The Blizzard Acquisition was completed pursuant to a plan of arrangement involving Blizzard, the Fund, the Corporation, Zenas Energy Corp., Zenas Finance Corp. and the security holders of Blizzard and Zenas Finance Corp. Through the Blizzard Acquisition, the Corporation acquired Blizzard's long-life natural gas properties (the "**Blizzard Properties**") concentrated in the Peace River Arch area near Grande Prairie, Alberta and the Sousa area of north-western Alberta. The majority of the Blizzard Properties are operated and are characterized by high working interests, low operating costs and high field netbacks. At the time of the Blizzard Acquisition, production from the Blizzard Properties, as estimated by the Corporation, was 4,600 boe/d, approximately 95% of which was natural gas. Based on an independent engineering report prepared for Blizzard, the Corporation estimated the gross proved plus probable reserves of the Blizzard Properties acquired as at the time of the Blizzard Acquisition, after adjustment for the Corporation's estimate of reserves added through first quarter 2005 exploration and development drilling activity, to be 16 mmboe. The acquisition of Blizzard also included

approximately 265,000 net acres of undeveloped land with a significant inventory of development drilling possibilities. See "SCHEDULE A - INFORMATION CONCERNING BLIZZARD".

For further information on the effect of the Blizzard Acquisition, see "EFFECT OF THE BLIZZARD ACQUISITION ON SHININGBANK" below, the Material Change Report dated August 12, 2005 (which is incorporated by reference herein) and the Pro Forma Financial Statements attached hereto. Certain of the information set out in Schedule A was provided by Blizzard and other third parties. While management of the Corporation has performed certain procedures to satisfy itself that such disclosure constitutes full, true and plain disclosure and has no reason to believe that the information is incorrect, there can be no assurances concerning the completeness or accuracy of such information in respect of the assets acquired from Blizzard.

Effective August 2, 2005, the Corporation amalgamated with Blizzard. See "SHININGBANK ENERGY INCOME FUND – Shiningbank Energy Ltd.".

Acquisitions of Other Oil and Gas Assets in 2005

On June 21, 2005, the Corporation acquired all the issued and outstanding shares of Outlook Energy Corp. ("**Outlook**"), a private corporation, for $31.4 million in cash. Outlook's properties include a mix of gas focused, operated and non-operated interests in west-central Alberta. The principal properties are located in the Minnehik, Alexander and Nelson areas of Alberta and are adjacent to a number of Shiningbank's existing operations at Pembina, Alexander and Penhold. At the time of acquisition, Outlook's production, as estimated by the Corporation, was 600 boe/d, approximately 95% of which was natural gas.

2004 Acquisitions

Birchill Acquisition

On March 8, 2004, the Corporation acquired all of the outstanding shares of Birchill for consideration of $170.1 million in cash (the "**Birchill Acquisition**"). Through the Birchill Acquisition, the Corporation acquired oil and natural gas properties (the "**Birchill Properties**") and facilities, which included a mix of operated and non-operated interests, located primarily in west central Alberta and southern Saskatchewan, with the principal Birchill Properties being located in the Ferrier, Kaybob/Winterburn and Rainbow areas of Alberta and in the Nottingham and Coleville areas of southern Saskatchewan. For further information on the Birchill Acquisition and its effect on Shiningbank, see the disclosure under the heading "General Development of the Business of the Fund – Three Year History – Year Ended December 31, 2004" on pages 24 and 25 of the Annual Information Form.

Acquisitions of Other Oil and Gas Assets in 2004

Effective January 1, 2004, the Corporation acquired all the outstanding shares of Good Ridge Explorations Ltd., a private oil and gas corporation, for $7.0 million in cash. The acquisition closed on March 5, 2004. For further information on this acquisition see the disclosure under the heading "General Development of the Business of the Fund – Three Year History – Year Ended December 31, 2004" on pages 24 and 25 of the Annual Information Form.

Potential Acquisitions

The Fund continues to evaluate potential acquisitions of all types of petroleum, natural gas and other energy-related assets as part of its ongoing acquisition program. The Fund is regularly in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Fund has not reached agreement on the price or terms of any potential acquisition. The Fund cannot predict whether any current or future opportunities will result in one or more acquisitions for the Fund.

EFFECT OF THE BLIZZARD ACQUISITION ON SHININGBANK

The following table sets forth selected pro forma financial information for the Fund for the year ended December 31, 2004 and the six months ended June 30, 2005, after giving effect to the Blizzard Acquisition and certain other adjustments.

The following information is qualified in its entirety by, and should be read in conjunction with, the unaudited pro forma consolidated financial statements of Shiningbank set forth on pages 23 to 30 of this prospectus.

	Six Months Ended June 30, 2005 (unaudited) ($000s)	Year Ended December 31, 2004 (unaudited) ($000s)
Oil and Natural Gas Sales	194,922	351,240
Operating Expenses	(28,218)	(54,698)
Net Earnings	37,197	136,026

USE OF PROCEEDS

The estimated net proceeds to the Fund of this Offering are $94,952,750, after deducting the Underwriters' fee of $5,012,250 and the expenses of this Offering, estimated to be $280,000. The net proceeds will be applied to the amounts owing to the Corporation by the Fund under the Deferred Purchase Price Obligation and thereafter will be applied by the Corporation to its revolving loan credit facility, which has the effect, pursuant to the Corporation's banking arrangements, of increasing the available undrawn portion of its credit facility. The Corporation's credit facility will then be drawn upon to the extent necessary to continue with the Fund's business strategy of acquiring long-life natural gas reserves and exploiting development opportunities. The estimated amount owing to the Corporation under the Deferred Purchase Price Obligation as at June 30, 2005, prior to the reduction from the proceeds of the Offering, was $12,099,000. In the event that the net proceeds of the Offering exceed the amounts owing under the Deferred Purchase Price Obligation, the excess amount will be loaned by the Fund to the Corporation, which loan will be reduced by future additions to the Deferred Purchase Price Obligation.

RECORD OF CASH DISTRIBUTIONS

The accompanying table summarizes the cash distributions made by Shiningbank since the beginning of the most recently completed financial year.

Record Date	Payment Date	Distribution per Trust Unit
January 31, 2004	February 15, 2004	$0.23
February 29, 2004	March 15, 2004	$0.23
March 31, 2004	April 15, 2004	$0.23
April 30, 2004	May 15, 2004	$0.23
May 31, 2004	June 15, 2004	$0.23
June 30, 2004	July 15, 2004	$0.23
July 31, 2004	August 15, 2004	$0.23
August 31, 2004	September 15, 2004	$0.23
September 30, 2004	October 15, 2004	$0.23
October 31, 2004	November 15, 2004	$0.23
November 30, 2004	December 15, 2004	$0.23
December 31, 2004	January 15, 2005	$0.23
Total For Year		**$2.76**

Record Date	Payment Date	Distribution per Trust Unit
January 31, 2005	February 15, 2005	$0.23
February 28, 2005	March 15, 2005	$0.23
March 31, 2005	April 15, 2005	$0.23
April 30, 2005	May 15, 2005	$0.23
May 31, 2005	June 15, 2005	$0.23
June 30, 2005	July 15, 2005	$0.23
July 31, 2005	August 15, 2005	$0.23
August 31, 2005	September 15, 2005	$0.23
Total For Year to Date		**$1.84**

The Fund has declared a distribution of $0.23 per Trust Unit to be paid on October 15, 2005 to Unitholders of record on September 30, 2005.

PRICE RANGE AND TRADING VOLUME OF TRUST UNITS

The Trust Units are listed and posted for trading on the TSX under the trading symbol "SHN.UN". The following table sets forth the reported high and low sale prices (which are not necessarily the closing prices) and the trading volumes for the Trust Units for the periods indicated as reported by sources the Corporation believes to be reliable.

	Price Range ($)		
	High	**Low**	**Trading Volume**
2004			
First Quarter	18.85	16.51	10,634,690
Second Quarter	19.74	17.44	10,752,035
Third Quarter	22.48	18.83	9,899,130
Fourth Quarter	23.98	20.01	12,714,651
2005			
First Quarter	23.35	19.77	9,574,319
Second Quarter	22.19	19.60	8,916,032
July	25.00	21.50	4,363,253
August	25.75	22.02	7,295,008
September (1-20)	25.25	24.24	2,855,076

On September 8, 2005, the closing price of the Trust Units on the TSX prior to the public announcement of this Offering was $24.99. On September 20, 2005, the closing price of the Trust Units on the TSX was $24.95.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Shiningbank as at December 31, 2004, June 30, 2005 and August 31, 2005 before and after giving effect to the issue of Trust Units pursuant to the Offering.

	Authorized	December 31, 2004	June 30, 2005	Outstanding as at August 31, 2005 before giving effect to the Offering	Outstanding as at August 31, 2005 after giving effect to the Offering[4]
		(audited)	(unaudited)	(unaudited)	(unaudited)
Bank Loan[1]	$ 330,000,000	$ 182,147,000	$ 207,432,000	$ 303,244,000	$ 208,291,000
Trust Units[2][3]	300,000,000	$ 706,954,000 (54,140,619 units)	$ 713,718,000 (54,524,356 units)	$ 894,245,000 (63,527,377 units)	$ 989,198,000 (67,627,377 units)
Exchangeable Shares[5]	unlimited	$ 7,019,000 (263,482 shares)	$ 7,755,000 (263,482 shares)	$ 7,783,000 (248,482 shares)	$ 7,783,000 (248,482 shares)

Notes:

(1) The Corporation maintains a $330 million revolving credit facility with a syndicate of Canadian chartered banks. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to cash flow ratio, or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 27, 2006, at which time the credit facility, unless renewed, reverts to a two-year term with the principal payments, if necessary, commencing on July 28, 2006.

(2) As at August 31, 2005, an aggregate of 2,910,862 Trust Units were reserved for issuance under Shiningbank's Trust Unit Rights Incentive Plan (the "**Incentive Plan**"). As at August 31, 2005, there were outstanding rights granted pursuant to the Incentive Plan to acquire an aggregate of 1,892,467 Trust Units at an average grant price of $18.98 per Trust Unit. As at August 31, 2005, the average adjusted exercise price of these rights was $17.01 per Trust Unit.

(3) As at August 31, 2005, an aggregate of 849,184 Trust Units were reserved for issuance upon the exchange of the Exchangeable Shares, at the holders' option, at the exchange ratio in effect at August 31, 2005 of 1.41038 Trust Units for each outstanding Exchangeable Share.

(4) Based on the issuance of 4,100,000 Trust Units for aggregate gross proceeds of $100,245,000 less the Underwriters' fee of $5,012,250 and expenses of the issue estimated to be $280,000, the net proceeds from this issue are estimated to be $94,952,750. See "USE OF PROCEEDS" and "PLAN OF DISTRIBUTION".

(5) The Exchangeable Shares were originally issued on October 9, 2002 in connection with the management internalization transaction. The Exchangeable Shares are exchangeable, at the option of the holder, into Trust Units for no additional consideration. In addition to the 248,842 Exchangeable Shares reflected in the table as outstanding on August 31, 2005, an additional 353,614 Exchangeable Shares were held in escrow to be released over periods up to October 2007 under the terms of the escrow agreements with each of the two holders of the Exchangeable Shares. As at August 31, 2005, $960,000 of the total purchase price was recorded as a deferred reduction to Exchangeable Shares representing Exchangeable Shares subject to escrow provisions net of the amortization.

PLAN OF DISTRIBUTION

Pursuant and subject to the terms and conditions contained in an agreement (the "**Underwriting Agreement**") dated September 12, 2005 among Shiningbank, the Corporation and the Underwriters, Shiningbank has agreed to issue and sell and the Underwriters have severally agreed to purchase on or about September 28, 2005, or such other date as Shiningbank and the Underwriters agree, but in any event not later than September 29, 2005, 4,100,000 Trust Units at a price of $24.45 per Trust Unit for total gross consideration of $100,245,000 payable in cash to Shiningbank against delivery of the Trust Units. The offering price of the Trust Units was determined by negotiation between Shiningbank and CIBC World Markets Inc., on behalf of itself and the other Underwriters. The Underwriting Agreement provides that Shiningbank will pay to the Underwriters an underwriters' fee in the aggregate amount of $5,012,250 (5% or $1.2225 per Trust Unit) in consideration for the services of the Underwriters in connection with the Offering.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take-up and pay for all of the Trust Units if any of the Trust Units are purchased under the Underwriting Agreement.

Without the prior written consent of CIBC World Markets Inc., which consent shall not be unreasonably withheld, Shiningbank has agreed, for a period of 90 days from the closing of the Offering, not to sell or issue any Trust Units or securities convertible into or exchangeable for Trust Units other than pursuant to the Incentive Plan, Shiningbank's Distribution Reinvestment and Optional Trust Unit Purchase Plan, the exchange of issued and outstanding Exchangeable Shares or the issuance of Trust Units as bonuses to employees of the Corporation consistent with past practice.

Pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers, the Underwriters may not, throughout the period of distribution, bid for or purchase Trust Units. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the by-laws and rules of the TSX relating to market stabilization and passive market making activities; and (ii) a bid or purchase

made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Trust Units.

In connection with this Offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

The Fund has agreed to indemnify the Underwriters and their controlling persons, directors, officers and employees against certain liabilities.

Shiningbank applied to list the Trust Units offered pursuant to this short form prospectus on the TSX. The TSX conditionally approved the listing of the Trust Units subject to Shiningbank fulfilling all the listing requirements of the TSX contained in the TSX's conditional approval letter dated September 15, 2005.

The Trust Units issuable hereunder have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States and, accordingly, may not be offered or sold within the United States or to a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. In addition, until 40 days after the commencement of this Offering, any offer or sale of the Trust Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act.

RELATIONSHIP BETWEEN THE CORPORATION AND THE UNDERWRITERS

CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc. and TD Securities Inc., being five of the Underwriters, are each, directly or indirectly, subsidiaries of major Canadian chartered banks (the "**Banks**") all of which are lenders to the Corporation. Accordingly, the Fund may be considered a connected issuer of CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc. and TD Securities Inc. in connection with this Offering for the purpose of applicable Canadian securities laws.

As at August 31, 2005, the Corporation was indebted to the Banks in the amount of $303,244,000 under the revolving credit facility between the Corporation and the Banks. The Corporation is in compliance with all material terms of the agreements governing such revolving credit facility and the Banks have not waived any material breach of the agreements relating to such facility. The revolving credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation, together with supporting debentures and guarantees from operating subsidiaries and affiliates. Neither the financial position of the Corporation nor the value of the security under the revolving credit facility has changed substantially since the indebtedness under the credit facility was incurred.

The decision to distribute the Trust Units offered hereby and the determination of the terms of the distribution were made through negotiations between the Corporation, on behalf of the Fund, and CIBC World Markets Inc., on behalf of itself and the other Underwriters. The Banks did not have any involvement in such decision or determination; however, the Banks have been advised of the issuance of the Trust Units and the terms thereof. In connection with the distribution of the Trust Units, CIBC World Markets Inc., BMO Nesbitt Burns Inc., Scotia Capital Inc., National Bank Financial Inc. and TD Securities Inc. will each receive their share of the Underwriters' fee and, until required for the Corporation's capital expenditure requirements relating to property acquisitions and development programs, all of the net proceeds of the Offering will be paid to the Banks as a reduction of the Corporation's outstanding indebtedness to the Banks. See "CAPITALIZATION" and "USE OF PROCEEDS".

RISK FACTORS

An investment in the Trust Units offered hereunder is subject to certain risks. The risk factors identified under the heading "Risk Factors" at pages 65 to 71 of the Annual Information Form, which is incorporated by reference herein, should be carefully reviewed and evaluated by prospective purchasers before purchasing the Trust Units being offered hereunder.

DETAILS OF THE OFFERING

The Offering consists of 4,100,000 Trust Units at a price of $24.45 per Trust Unit. See "PLAN OF DISTRIBUTION".

Trust Units

A maximum of 300,000,000 Trust Units have been authorized and may be issued pursuant to the Trust Indenture, of which 63,527,377 were issued and outstanding as at August 31, 2005, and an aggregate of 3,760,046 Trust Units were reserved for issuance under the Incentive Plan and the exchange of issued and outstanding Exchangeable Shares. The Trust Units represent equal and undivided beneficial interests in the Fund. All Trust Units share equally in all distributions from the Fund and all Trust Units carry equal voting rights at meetings of Unitholders. No conversion or pre-emptive rights are attached to the Trust Units.

Future Offerings

Under the Trust Indenture, the Fund may offer additional Trust Units or rights to purchase additional Trust Units (up to the authorized maximum) at such times and on such terms and conditions as the Corporation may determine.

Cash Distributions of Income

The amount of cash to be distributed annually per Trust Unit is equal to a *pro rata* share of the Fund's Distributable Cash for the year. The Corporation determines the Distributable Cash for a particular period and, after payment of all direct expenses of the Fund from such cash, distributes the remainder of such cash to the Unitholders. From Shiningbank's inception through to December 31, 2002, the distributions were made on a quarterly basis. Since February 2003, distributions have been paid on a monthly basis. See "SHININGBANK ENERGY INCOME FUND - The Fund" and "RECORD OF CASH DISTRIBUTIONS".

Retraction Rights

Trust Units are retractable at any time on demand by the holder thereof upon delivery to the Fund of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting retraction. Upon receipt of the retraction request by the Fund, all rights to and under the Trust Units tendered for retraction shall be surrendered and the holder thereof shall be entitled to receive a price per Trust Unit equal to the lesser of: (i) 95% of the "**market price**" (as defined in the Trust Indenture) of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for retraction; and (ii) the "**closing market price**" (as defined in the Trust Indenture) on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for retraction.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada ("**non-residents**") within the meaning of the Tax Act. Accordingly, the Trust Indenture provides that at no time may non-residents be the beneficial owners of a majority of the Trust Units. The Trustee may require declarations as to the jurisdictions in which beneficial holders of Trust Units are resident. If the Trustee becomes aware, as a result of requiring such

declarations or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee shall make a public announcement thereof and shall not accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration that the person is a resident of Canada. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee shall send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee shall on behalf of such Unitholders sell such Trust Units and in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any such sale shall be made on any stock exchange on which the Trust Units are listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units.

Stability Rating

DBRS has assigned a stability rating of STA-6 (middle) to the Trust Units. The stability rating is based on a rating scale developed by DBRS that provides an indicator of both the stability and sustainability of an income fund's distributions per unit. Ratings categories range from STA-1 to STA-7, with STA-1 being the highest. In addition, DBRS further separates the ratings into "high", "middle" and "low" subcategories to indicate where they fall within the rating category. Ratings take into consideration the seven main factors of: (1) operating and industry characteristics; (2) asset quality; (3) financial flexibility; (4) diversification; (5) size and market position; (6) sponsorship/governance; and (7) growth. In addition, consideration is given to specific structural or contractual elements that may eliminate or mitigate risks or other potentially negative factors. Specifically, income funds rated as STA-6 are considered by DBRS to have very weak distributions per unit in terms of stability and sustainability. A rating is not a recommendation to buy, sell or hold any security and may be subject to revision or withdrawal at any time by DBRS.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Gowling Lafleur Henderson LLP, counsel to Shiningbank, and Macleod Dixon LLP, counsel to the Underwriters, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to an investor who acquires Trust Units pursuant to this Offering and who, for purposes of the Tax Act, is resident in Canada, holds the Trust Units as capital property and deals at arm's length and is not affiliated with the Fund, the Corporation, SLP and the Underwriters. Generally, the Trust Units will be considered to be capital property to an investor provided the investor does not hold the Trust Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain investors who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a purchaser that is a "financial institution" or a "specified financial institution" as defined in the Tax Act for purposes of the mark-to-market rules or to a purchaser an interest in which would be a "tax shelter investment" pursuant to the Tax Act and any such purchaser should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based upon the facts set out in this short form prospectus, the current provisions of the Tax Act and the regulations thereunder (the "**Regulations**"), all specific proposals to amend the Tax Act and the Regulations publicly announced prior to the date hereof (the "**Proposals**"), counsels' understanding of the current administrative practices of the Canada Revenue Agency and certificates as to certain factual matters provided by the Corporation, SLP and the Fund. No assurance can be given that the Proposals will be enacted as proposed. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposals, does not take into account or anticipate changes in the law, whether by way of judicial,

government or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation.

This summary is of a general nature only and is not intended to be, and it should not be construed to be, legal or tax advice to any prospective purchaser of Trust Units. The tax liability of a purchaser will depend on the purchaser's particular circumstances. Each prospective purchaser should obtain independent legal advice regarding the income tax consequences of investing in Trust Units with reference to such prospective purchaser's particular circumstances.

Status of the Fund

Based on certain factual representations by the Corporation, SLP and Fund, the Fund currently qualifies as a "unit trust" and a "mutual fund trust" for purposes of the Tax Act. It will continue to so qualify provided certain conditions under the Tax Act (relating principally to the number and residence for tax purposes of Unitholders, the fair market value of the Trust Units from time to time and the nature of the Fund's activities) are maintained. **Except as otherwise indicated, this summary is based on the assumption that the Fund will at all material times qualify as a mutual fund trust for the purposes of the Tax Act.** Counsel is of the view that it is reasonable to assume that the Fund will maintain such qualification for the foreseeable future based on the Corporation's, SLP's and the Fund's representations to counsel.

If the Fund was not at present or a future time to qualify as a mutual fund trust, the income tax considerations respecting the Fund and Unitholders may be materially different from those described in this summary, and in particular the following adverse income tax consequences may result:

- The Trust Units may cease to be qualified investments for registered retirement savings plans ("**RRSPs**"), registered retirement income funds ("**RRIFs**"), deferred profit sharing plans ("**DPSPs**") and registered education savings plans ("**RESPs**") (collectively referred to as "**Exempt Plans**"). Where at the end of any month an Exempt Plan holds non-qualified investments, the Exempt Plan may be obligated to pay, with respect to that month, tax equal to 1% of the fair market value of such investments at the time such investments were acquired by the Exempt Plan. Where a trust governed by an RRSP or an RRIF acquires investments that are not qualified investments, the beneficiary of that trust will be deemed to have received taxable income in an amount equal to the purchase price of such investments, and while it holds investments that are not qualified investments, that trust will be taxable on its income attributable to such investments. Where a trust governed by a DPSP acquires investments that are not qualified investments the trust is liable for tax in an amount equal to the fair market value of such investments at the time of their acquisition. Where a trust governed by a RESP acquires investments that are not qualified investments or does not dispose of investments within 60 days of their ceasing to be qualified investments, the registration of the RESP may be revoked and the RESP will cease to be exempt from tax.

- The Fund will be required to pay a tax under Part XII.2 of the Tax Act in respect of amounts distributed to non-resident persons. The payment of this tax by the Fund may have adverse income tax consequence for certain Unitholders, including non-resident persons and tax exempt persons (including Exempt Plans).

- The Fund will cease to be eligible for the capital gains refund mechanism available to mutual fund trusts.

- Trust Units would become taxable Canadian property. As a result, non-resident Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

The Tax Act currently provides that, subject to certain exceptions, a trust that is maintained primarily for the benefit of non-residents of Canada will cease to qualify as a mutual fund trust. On September 8, 2005, the Department of Finance released its consultation paper "Tax and Other Issues Related to Publicly Listed Flow-Through Entities (Income Trusts and Limited Partnerships)". It is not known whether legislation will result from the consultation of which the paper is part. Any legislation could materially affect the Fund or its Unitholders.

The Trust Indenture contains provisions that are intended to permit the Fund to take measures to reduce the number of Trust Units held by non-residents and partnerships that are not Canadian partnerships for purposes of the Tax Act ("**Non-Canadian Partnerships**") in certain circumstances that are intended to enable the Fund to retain its mutual fund trust qualification. If non-residents and Non-Canadian Partnerships acquire a substantially greater number of Trust Units than they now own, the Fund's ability to maintain its status as a mutual fund trust may be dependent on its ability to determine the amount of the Trust Units held by non-residents and Non-Canadian Partnerships on an accurate and timely basis and to take effective steps to prevent a majority of Trust Units from being held by non-residents and Non-Canadian Partnerships. If the Fund takes steps to limit the percentage of Trust Units held by non-residents and Non-Canadian Partnerships or others so as to protect its mutual fund trust qualification, such steps could adversely affect some Unitholders and could adversely affect the market value of the Trust Units. Moreover, there can be no assurance that any steps taken by the Fund will prevent the Fund from losing its mutual fund trust status.

Taxation of the Fund

Income of the Fund

The Tax Act requires the Fund to compute its income or loss for a taxation year as though it were an individual resident in Canada. The Fund's taxation year is the calendar year.

The Fund will be required to include in computing its income for a taxation year all net realized taxable capital gains, all amounts that become receivable or are received in that year in respect of royalties, including any amount subject to set off, and including any amounts paid by it to the Corporation or SLP in respect of reimbursed Crown charges and any amounts that become payable to the Fund from SOT. An amount will be considered to be payable to the Fund in a taxation year if it is paid in the year by SOT or the Fund is entitled in that year to enforce payment of the amount. The Fund will also be required to include in its income for each taxation year all interest on any investments held by the Fund, including the Acquisition Notes, that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year, or is deemed to have been paid (including a premium on redemption, if any) except to the extent that such interest was included in computing its income for a preceding year.

The Fund will be entitled to deduct in computing its income for a taxation year, reasonable current expenses incurred in its ongoing operations, expenses incurred respecting the issuance of Trust Units on a five year, straight line basis, as well as annual deductions in respect of its cumulative Canadian oil and gas property expense account ("**cumulative COGPE**"), on a 10% declining balance basis.

In accordance with the Tax Act and the Regulations, the Fund may deduct in computing its income for a year a resource allowance computed by reference to its "adjusted resource profits". Generally, the Fund's adjusted resource profits will equal its income from the royalties less amounts deducted in computing its income, other than deductions in respect of its COGPE account, interest expense or any amount deducted in respect of distributions to Unitholders. The Fund may deduct a portion of the Crown charges reimbursed by it to the grantors of the royalties in the year. The excess, if any, of reimbursed Crown charges over the resource allowance deductible by the Fund in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Fund and must be included in the Unitholders' income. Counsel is advised that the Fund intends to designate the full amount of any such excess annually in respect of the Unitholders. The resource allowance is being phased out, and deductibility of actual Crown charges is being phased in over a five-year period commencing in 2003.

To the extent that the Fund has any income for a taxation year after the inclusions and deductions outlined above, the Fund will be permitted to deduct all amounts which are payable by it to Unitholders in the year. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Fund or the Unitholder is entitled in the year to enforce payment of the amount. The Trust Indenture provides that the Fund's income for purposes of the Tax Act each year that has not otherwise been made payable to Unitholders will be deemed to become so payable on December 31 of such year, and that each Unitholder has the right to enforce

payment of same on the date it becomes payable, provided that any income of the Fund that is required to satisfy any tax liability on the part of the Fund shall not be payable to Unitholders.

Counsel has been advised that the Fund intends to make payable to the Unitholders with respect to each taxation year an amount equal to all of the income of the Fund for such year, together with the taxable and non-taxable portion of any capital gains realized by the Fund in such year (excluding capital gains which may be realized by the Fund upon a distribution *in specie* of the property of the Fund in connection with a redemption of the Trust Units) less the Fund's expenses and the amount, if any, required to be retained to pay the Fund's tax liability.

Counsel has been advised that for purposes of the Tax Act, the Fund intends to deduct in computing its income the full amount available in each year to the extent of its income that will be subject to tax, otherwise determined. Therefore, the Fund does not expect to be liable for a material amount of tax under the Tax Act. The Tax Act provides that the Fund may, at its discretion, claim a deduction in computing income for a taxation year in an amount less than its income for such year that becomes payable to Unitholders in such year. The Fund may wish to do so in order to utilize losses from prior taxation years.

Acquisition of the Royalty and Release of the Royalty on Certain Properties

Counsel is advised that the amount paid by the Fund for the acquisition of the Royalty has been, and subsequent amounts paid or payable by the Fund pursuant to the Deferred Purchase Price Obligation are intended to be, added to the Fund's cumulative COGPE in the taxation year of the Fund in which such acquisition occurs.

Where as a result of a sale of a property by the Corporation or SLP and the release of the Royalty relating to that property, proceeds of disposition from the sale become receivable by the Fund in a taxation year, the amount of such proceeds will be required to be deducted from the balance of the Fund's cumulative COGPE otherwise determined at the end of that year. If all or a portion of the consideration receivable in a taxation year upon the release of the Royalty relating to a property is used by the Corporation or SLP, as the case may be, to acquire in that year one or more replacement Canadian resource properties, the amount so used will be added in that year to the Fund's cumulative COGPE.

The Fund may deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10%, on a declining balance basis, of any positive balance of its cumulative COGPE at the end of the year. If the balance of the Fund's cumulative COGPE at the end of a particular taxation year after all additions and deductions for the year have been made would otherwise be a negative amount, the negative amount will be included in the Fund's income for purposes of the Tax Act for that year.

Redemption of Trust Units

Where the Fund distributes property of the Fund to a Unitholder on a redemption of Trust Units, the Fund will be deemed to have received proceeds of disposition equal to the fair market value of such property at that time, and such distribution may give rise to a capital gain or income to the Fund, depending upon the nature of the property. The Fund will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "**Capital Gains Refund**"). The Capital Gains Refund in a particular year may not completely offset the Fund's tax liability for such taxation year that may arise upon distributions of property in connection with the redemption of Trust Units. The Trust Indenture provides that income of the Fund that is required to satisfy any tax liability on the part of the Fund shall not be payable to Unitholders. Under the Trust Indenture, the Fund's income may be used to finance cash redemptions of the Trust Units.

Taxation of Unitholders

Income from Trust Units

Each Unitholder is required to include in computing income for a particular taxation year the Unitholder's *pro rata* share of the Fund's net income for tax purposes that was payable in that year by the Fund to that Unitholder whether such amounts are reinvested in additional Trust Units and whether the amount was actually paid to the Unitholder in that year, together with all amounts designated to the Unitholder as reimbursed Crown charges in excess of the resource allowance deducted in computing the Fund's income. An amount will be considered to be payable to the Unitholders in a taxation year if it is paid in the year by the Fund or the Unitholder is entitled in that year to enforce payment of the amount.

Income of a Unitholder from the Trust Units will generally be considered to be income from property and not business income, dividend income or income from production for purposes of the Tax Act. Any loss of the Fund for purposes of the Tax Act cannot be allocated to, and treated as a loss of, the Unitholders. The amount of income for purposes of the Tax Act allocable to a Unitholder by the Fund may not be the same as the amount of cash paid by the Fund to such Unitholder as a result of the deduction by the Fund for purposes of determining income pursuant to the Tax Act of certain non-cash expenses, and the non-deductibility or deferred deductibility for the same purpose of certain Fund expenditures.

Provided that appropriate designations are made by the Fund, all income derived from the Fund's net taxable capital gains and taxable dividends as is paid or payable to a Unitholder will retain its character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholders for purposes of the Tax Act.

Adjusted Cost Base of Trust Units

The cost to a Unitholder of Trust Units acquired pursuant to this Offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. Trust Units issued pursuant to a reinvestment of distributions will be considered acquired at a cost equal to the amount of the distribution. The cost of a Trust Unit will be averaged with the cost of all other Trust Units owned by a Unitholder to determine the adjusted cost base of each Trust Unit so owned. Amounts distributed by the Fund to a Unitholder in respect of a Trust Unit will reduce the Unitholder's adjusted cost base respecting such Trust Unit to the extent that the amounts distributed are in excess of such Unitholder's share of the Fund's income for the purposes of the Tax Act computed prior to any deduction for amounts distributed to Unitholders. To the extent that the adjusted cost base to a Unitholder of a Trust Unit at the end of a taxation year would otherwise be less than zero, the negative amount will be treated as a capital gain from the disposition of such Trust Units, and the adjusted cost base will be adjusted to a nil amount.

Disposition of Trust Units

An actual or deemed disposition of Trust Units will give rise to a capital gain (or capital loss) equal to the amount by which the proceeds of disposition are greater than (or less than) the adjusted cost base to the holder of such Trust Units plus reasonable costs associated with the disposition.

Generally, one-half of any capital gain (a "**taxable capital gain**") realized by a Unitholder in a taxation year must be included in the Unitholder's income for purposes of the Tax Act for that year, and one-half of any capital loss (an "**allowable capital loss**") realized by a Unitholder in a taxation year must be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act. Taxable capital gains realized by a Unitholder that is a "Canadian controlled private corporation" for the purposes of the Tax Act may give rise to a liability for certain refundable taxes.

Interest on Funds Borrowed to Acquire Trust Units

Reasonable amounts of interest paid or payable pursuant to a legal obligation by a Unitholder on borrowed money used to acquire Trust Units will generally be deductible in computing the Unitholder's income for the period during which the Unitholder holds the Trust Units. Interest on money borrowed to directly or indirectly make a contribution to an Exempt Plan is not deductible.

Eligibility for Exempt Plan Investment

Subject to the qualifications set out above under the heading "CANADIAN FEDERAL INCOME TAX CONSIDERATIONS - Status of the Fund", the Trust Units at the date of issue will be qualified investments for Exempt Plans.

Redemption of Trust Units

Where the Fund distributes property (a "**Distributed Property**"), other than a Canadian or foreign resource property, as defined by the Tax Act (a "**Resource Property**"), including the Royalty, to a Unitholder on a redemption of Trust Units, the Unitholder will generally be considered to have disposed of its Trust Units for proceeds of disposition equal to the fair market value of the Distributed Property at that time (the "**Fair Market Value**"), less (a) the portion, if any, of such amount that is considered to be a payment to the Unitholder out of the income or capital gains of the Fund for the year (the Fair Market Value less such amount hereinafter referred to as the "**Adjusted Proceeds**"), and (b) the amount, if any, by which the Fair Market Value is greater than the cost amount of the Distributed Property to the Fund, determined for purposes of the Tax Act. If the Distributed Property is a Resource Property, the Unitholder will be considered to have disposed of its Trust Units for proceeds of disposition equal to the Adjusted Proceeds. The cost to a Unitholder of the Distributed Property will be equal to the Fair Market Value. Income earned from Distributed Property or Resource Property may not be treated in the same manner for income tax purposes as income earned from Trust Units and such property may not be a qualified investment for Exempt Plans.

LEGAL MATTERS

Legal matters in connection with the issuance of the Trust Units will be passed upon on behalf of Shiningbank by Gowling Lafleur Henderson LLP, Calgary, Alberta, and on behalf of the Underwriters by Macleod Dixon LLP, Calgary, Alberta.

INTERESTS OF EXPERTS

As at the date hereof, the partners and associates of each of Gowling Lafleur Henderson LLP and Macleod Dixon LLP as a group owned beneficially, directly or indirectly, less than one percent of the outstanding Trust Units. Richard W. Clark, a partner of Gowling Lafleur Henderson LLP, is a director of the Corporation.

As at the date hereof, the directors, officers and associates of each of Paddock Lindstrom & Associates Ltd., Sproule Associates Limited and Gilbert Laustsen Jung Associates Ltd. as a group owned beneficially, directly or indirectly, less than one percent of the outstanding Trust Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Shiningbank are KPMG LLP, Chartered Accountants, 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

The registrar and transfer agent for the Trust Units is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario. The Trustee of the Fund is Computershare Trust Company of Canada at its principal office in Calgary, Alberta.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' CONSENTS

Consent of KPMG LLP

To the Board of Directors of Shiningbank Energy Ltd. on behalf of Shiningbank Energy Income Fund

We have read the short form prospectus dated September 21, 2005 relating to the qualification for distribution of 4,100,000 trust units of Shiningbank Energy Income Fund (the "Fund") (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the unitholders of the Fund on the consolidated balance sheets of the Fund as at December 31, 2004 and 2003 and the consolidated statements of earnings and unitholders' equity and cash flow for each of the years then ended. Our report is dated March 1, 2005.

We also consent to the incorporation by reference in the above-mentioned Prospectus of our report to the directors of Birchill Resources Limited on the consolidated balance sheets of Birchill Resources Limited as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for each of the years then ended. Our report is dated February 20, 2004.

Calgary, Canada
September 21, 2005

(signed) "KPMG LLP"
Chartered Accountants

Consent of PricewaterhouseCoopers LLP

We have read the short form prospectus of Shiningbank Energy Income Fund (the "Fund") dated September 21, 2005 relating to the qualification for distribution of 4,100,000 trust units of the Fund (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the inclusion in the Prospectus of our report to the directors of EnCana Corporation on the schedule of revenues, royalties and operating expenses of the Clairmont property for the period ended December 22, 2004 and the years ended December 31, 2003 and 2002. Our report is dated March 7, 2005.

Calgary, Canada
September 21, 2005

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Consent of Ernst & Young LLP

We have read the short form prospectus dated September 21, 2005 relating to the qualification for distribution of 4,100,000 trust units of the Fund (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the inclusion in the Prospectus of our report to the shareholders of Blizzard Energy Inc. ("Blizzard") on the balance sheets of Blizzard as at December 31, 2004 and 2003 and the statements of earnings (loss) and deficit and cash flows for the years then ended. Our report is dated March 1, 2005.

Calgary, Canada
September 21, 2005

(signed) "Ernst & Young LLP"
Chartered Accountants

Pro Forma Financial Statements

COMPILATION REPORT

To the Board of Directors of Shiningbank Energy Ltd. on behalf of Shiningbank Energy Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of Shiningbank Energy Income Fund (the "Fund") as at June 30, 2005 and the unaudited pro forma consolidated statements of operations for the six months then ended and the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "Shiningbank" to the unaudited interim consolidated financial statements of the Fund as at June 30, 2005 and for the six months then ended and to the audited consolidated financial statements of the Fund for the year ended December 31, 2004, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned "Blizzard" to the unaudited interim consolidated financial statements of Blizzard Energy Inc. ("Blizzard") as at June 30, 2005 and for the six months then ended and to the audited consolidated financial statements of Blizzard for the year ended December 31, 2004, respectively, and found them to be in agreement.
3. Compared the figures in the column captioned "Clairmont Property" to the audited schedule of revenue, royalties and operating expenses associated with the Clairmont Property that Blizzard Energy Inc. acquired as of December 22, 2004 for the period from January 1, 2004 to December 22, 2004 and found them to be in agreement.
4. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) the basis for the determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
5. Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the applicable columns captioned "Shiningbank", "Blizzard", "Birchill" and "Clairmont Property" as at June 30, 2005 and for the six months then ended and for the year ended December 31, 2004 and found the amounts in the column captioned "Pro Forma" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada
September 21, 2005

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Balance Sheet
As at June 30, 2005

(unaudited) ($ thousands)	Shiningbank	Blizzard	Adjustments (note 2)		Pro Forma
ASSETS					
Current assets					
Accounts receivable	$ 43,974	$ 10,955	$ -		$ 54,929
Prepaid expenses	4,456	1,023	-		5,479
Inventory	-	1,458	-		1,458
	48,430	13,436	-		61,866
Petroleum and natural gas properties and equipment	765,219	187,116	93,123	(a)	1,045,458
	765,219	187,116	93,123		1,045,458
Goodwill	9,311	-	42,658	(a)	51,969
Other assets	889	-	-		889
	$ 823,849	$ 200,552	$ 135,781		$ 1,160,182
LIABILITIES AND UNITHOLDERS' EQUITY					
Current liabilities					
Accounts payable and accrued liabilities	$ 44,519	$ 19,230	$ (6,038)	(a)	$ 58,711
			1,000	(a)	
Bank loan	-	42,644	(42,644)	(a)	-
Trust Unit distributions payable	25,099	-	-		25,099
	69,618	61,874	(47,682)		83,810
Long term debt	207,432	-	46,600	(a)(c)	201,723
			42,644	(a)	
			(94,953)	(k)	
Future income taxes	37,814	7,529	43,271	(a)	88,614
Asset retirement obligation	26,696	4,652	(371)	(a)	30,977
Unitholders' equity					
Trust Units	713,718	-	177,816	(c)	986,487
			94,953	(k)	
Share capital	-	112,318	(112,318)	(a)	-
Exchangeable Shares	7,755	-	-		7,755
Contributed surplus	2,230	4,740	(4,740)	(a)	2,230
Accumulated earnings	341,673	9,439	(9,439)	(a)	341,673
Accumulated Trust Unit distributions	(583,087)	-	-		(583,087)
	482,289	126,497	146,272		755,058
	$ 823,849	$ 200,552	$ 135,781		$ 1,160,182

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Statement of Earnings
For the six months ended June 30, 2005

(unaudited) ($ thousands, except per Trust Unit amounts)	Shiningbank	Blizzard	Adjustments		Pro Forma
			(note 2)		
Revenues					
Oil and natural gas sales	$ 163,361	$ 35,936	$ (4,375)	(b)	$ 194,922
Royalties	(35,604)	(5,586)	858	(b)	(40,332)
Other income	-	11	-		11
	127,757	30,361	(3,517)		154,601
Expenses					
Transportation	2,242	762	-		3,004
Operating	25,721	3,414	(917)	(b)	28,218
General and administrative	3,927	1,291	(991)	(h)	4,227
Interest on debt	3,775	776	(878)	(d)	3,673
Depletion, depreciation and accretion	60,004	10,292	6,485	(e)	76,781
Trust Unit incentive compensation	1,222	412	(412)	(c)	1,222
Internalization of management contract	736	-	-		736
	97,627	16,947	3,287		117,861
Earnings before taxes	30,130	13,414	(6,804)		36,740
Capital and large corporation taxes	226	-	282	(f)	508
Current taxes	-	139	(139)	(g)	-
Future income tax (recovery)	(3,252)	3,339	(1,052)	(g)	(965)
Net earnings (loss)	$ 33,156	$ 9,936	$ (5,895)		$ 37,197
Net earnings per Trust Unit					
Basic	$ 0.61				$ 0.55
Diluted	$ 0.60				$ 0.54

See accompanying notes to the pro forma consolidated financial statements

SHININGBANK ENERGY INCOME FUND

Pro Forma Consolidated Statement of Earnings
Year ended December 31, 2004

(unaudited) ($ thousands, except per Trust Unit amounts)	Shiningbank	Birchill (note 2)	Blizzard	Clairmont Property	Adjustments (note 2)		Pro Forma
Revenues							
Oil and natural gas sales	$ 307,514	$ 10,686	$ 18,977	$ 21,751	$ (7,688)	(b)	$ 351,240
Royalties	(63,930)	(4,276)	(2,240)	(5,206)	1,663	(b)	(73,989)
Other income	-	-	263	-	-		263
	243,584	6,410	17,000	16,545	(6,025)		277,514
Expenses							
Transportation	5,550	-	-	-	-		5,550
Operating	48,692	2,967	1,755	2,842	(1,558)	(b)	54,698
General and administrative	6,681	212	1,981	-	(1,381)	(h)	7,493
Interest on debt	6,159	(199)	183	-	(1,425)	(d)	4,718
Depletion, depreciation and accretion	118,547	3,271	6,592	-	22,402	(e)	150,812
Trust Unit incentive compensation	1,263	-	834	-	(834)	(c)	1,263
Internalization of management contract	3,511	-	-	-	-		3,511
	190,403	6,251	11,345	2,842	17,204		228,045
Earnings before taxes	53,181	159	5,655	13,703	(23,229)		49,469
Capital and large corporation taxes	574	-	-	-	489	(f)	1,063
Current taxes	-	110	163	-	(273)	(g)	-
Future income tax (recovery)	(86,199)	(82)	2,324	-	(3,663)	(g)	(87,620)
Net earnings (loss)	$ 138,806	$ 131	$ 3,168	$ 13,703	$ (19,782)		$ 136,026
Net earnings per Trust Unit							
Basic	$ 2.66						$ 2.09
Diluted	$ 2.61						$ 2.06

See accompanying notes to the pro forma consolidated financial statements

($ thousands, except per Trust Unit amounts)

1. Basis of presentation:

The accompanying unaudited pro forma consolidated financial statements (the "Pro Forma Statements") of Shiningbank Energy Income Fund ("Shiningbank") have been prepared by the management of Shiningbank, in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at June 30, 2005 and the unaudited pro forma consolidated statement of earnings for the six months ended June 30, 2005 have been prepared from the unaudited consolidated balance sheets and statements of earnings of Shiningbank and Blizzard Energy Inc. ("Blizzard").

The unaudited pro forma consolidated statement of earnings for the year ended December 31, 2004 has been prepared from the audited consolidated statements of earnings for Shiningbank and Blizzard and the audited schedule of revenue and expenses associated with the asset acquisition by Blizzard for the period from January 1, 2004 to December 22, 2004.

The unaudited pro forma consolidated financial statements have been prepared from information derived from and should be read in conjunction with the published audited consolidated financial statements of Shiningbank for the year ended December 31, 2004 and published unaudited financial statements of Shiningbank for the six months ended June 30, 2005.

In the opinion of management, these Pro Forma Statements include all material adjustments necessary for a fair presentation in accordance with Canadian generally accepted accounting principles. The pro forma consolidated balance sheet gives effect to the transactions in note 2 as if they occurred on the balance sheet date while the pro forma consolidated statement of earnings gives effect to those transactions as if they had occurred at the beginning of the periods to which these statements relate.

The Pro Forma Statements are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results which may be obtained in the future, including operational and administrative efficiencies which would be expected to occur as a result of combining Shiningbank and Blizzard.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

2. Pro forma assumptions and adjustments:

The accounting policies used in preparing the Pro Forma Statements are in accordance with those disclosed in the consolidated financial statements of Shiningbank for the fiscal year ended December 31, 2004.

The Pro Forma Statements give effect to the following transactions and adjustments:

(a) The acquisition of Blizzard was accounted for using the purchase method of accounting. The following table shows the allocation of the purchase price to the net assets of Blizzard. The following is a preliminary calculation which is subject to change with regards to closing adjustments and other items.

(Unaudited)
($ thousands, except per Trust Unit amounts)

Fair Value of Shiningbank Trust Units issued	$	177,816
Cash consideration		46,600
Related fees and expenses		1,000
Cost of acquisition	$	225,416
Working capital deficiency	$	(42,400)
Future income taxes		(50,800)
Asset retirement obligation		(4,281)
Goodwill		42,657
Petroleum and natural gas properties and equipment		280,240
Total consideration	$	225,416

Included in the working capital deficiency is the estimated fair market value of the marketing contract assumed of $400,000.

(b) Prior to the closing of the Blizzard acquisition certain producing assets and undeveloped lands were transferred to Zenas Energy Corp. The revenues and expenses from these assets have been removed for the purposes of the pro forma statement of earnings.

(c) Completion of the proposed business combination whereby all issued and outstanding Blizzard Preferred A Shares were acquired by Shiningbank for consideration of 0.0777 of a Trust Unit and cash consideration of $0.4097 each. 8,837,792 Trust Units were issued, and a cash payment of $46.6 million was made.

(d) Interest is calculated at Shiningbank's average cost of borrowing on additional bank indebtedness arising from the acquisition of Blizzard.

(e) The provisions for depreciation, depletion and accretion are adjusted as a result of the increase in property, plant and equipment carrying costs recorded under the purchase method of accounting.

(f) Large corporation tax has been adjusted to reflect the impact of the change in debt, trust units, asset retirement obligation, and future income taxes.

(g) The future income tax liability and provision for income taxes have been adjusted to incorporate all pro forma adjustments.

(h) General and administrative expenses have been adjusted to reflect Shiningbank's estimate of incremental costs related to the Blizzard acquisition.

(i) The earnings per Trust Unit amounts were calculated using the weighted average number of Shiningbank Trust Units outstanding during the six months ended June 30, 2005 and the year ended December 31, 2004 had the equity issue noted in (c) occurred on January 1, 2005 and January 1, 2004, respectively. The basic weighted average number of Trust Units after giving effect to the issuance of equity was 67,652,359 (diluted – 68,329,665) for the six months ended June 30, 2005. The basic weighted average number of Trust Units after giving effect to the issuance of equity was 65,146,644 (diluted – 66,130,800) for the year ended December 31, 2004.

(Unaudited)
($ thousands, except per Trust Unit amounts)

(j) On March 8, 2004 Shiningbank acquired Birchill Resources Limited. The pro forma consolidated statement of earnings for the year ended December 31, 2004 has been adjusted to include the effect of this acquisition as if it had occurred on January 1, 2004.

(k) Includes the issuance by Shiningbank, as anticipated under this Prospectus, of 4,100,000 Trust Units for net proceeds of $94,952,750 after deducting estimated underwriters fees and expenses of the issue of $5,292,250. The issue is expected to close on September 28, 2005.

BLIZZARD FINANCIAL STATEMENTS

Note: The audited schedule of revenues, royalties and operating expenses for the Clairmont Property have been provided as Blizzard Energy Inc. acquired the Clairmont Property on December 22, 2004 and, as such, while Blizzard Energy Inc.'s audited balance sheet for December 31, 2004 reflects such acquisition, Blizzard Energy Inc.'s audited statements of earnings (loss) and deficit and statements of cash flows for the year ended December 31, 2004 do not.

AUDITORS' REPORT

To the Shareholders of Blizzard Energy Inc.

We have audited the balance sheets of Blizzard Energy Inc. as at December 31, 2004 and 2003 and the statements of earnings (loss) and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) "Ernst & Young LLP"

CHARTERED ACCOUNTANTS

March 1, 2005
Calgary, Canada

Balance Sheets

Blizzard Energy Inc.

As at December 31,	**2004**	2003
(000s)	***($)***	*($)*
Assets ***(notes 5 and 12)***		
Current		
Cash and cash equivalents	**--**	--
Accounts receivable	**12,695**	674
Prepaid expenses *(note 11)*	**302**	8,867
Inventory *(note 11)*	**7,253**	--
	20,250	9,541
Property and equipment *(notes 3, 4 and 12)*	**134,461**	39,703
Future income tax asset *(note 8)*	**--**	345
	154,711	49,589
Liabilities		
Current		
Accounts payable and accrued liabilities	**17,761**	912
Bank loan *(note 5)*	**12,099**	5,920
	29,860	6,832
Asset retirement obligations *(note 6)*	**4,494**	2,376
Future income tax liability *(note 8)*	**4,190**	--
Commitments *(note 12)*		
	38,544	9,208
Shareholders' equity		
Share capital *(note 7)*	**112,336**	40,554
Contributed surplus *(note 7)*	**4,328**	3,492
Deficit	**(497)**	(3,665)
	116,167	40,381
	154,711	49,589

See accompanying notes to the financial statements.

On behalf of the Board of Directors,

(signed)

FRANK J. GUIDOLIN
Director

(signed)

GEORGE W. WATSON
Director

Statements Of Earnings (Loss) And Deficit

Blizzard Energy Inc.

Years Ended December 31,	2004	2003
(000s, except per share amounts)	*($)*	*($)*
Revenue		
Production revenue	**18,977**	362
Royalties	**(2,240)**	(70)
	16,737	292
Other income	**263**	1
	17,000	293
Expenses		
Production	**1,755**	50
General and administrative *(note 9)*	**1,981**	374
Stock-based compensation *(note 7)*	**834**	3,492
Interest on bank loan	**183**	11
Accretion of asset retirement obligations *(note 6)*	**138**	--
Depletion and depreciation	**6,454**	103
	11,345	4,030
Earnings (loss) before income taxes	**5,655**	(3,737)
Income taxes *(note 8)*		
Current taxes (recovery)	**163**	(25)
Future income taxes (recovery)	**2,324**	(47)
	2,487	(72)
Net earnings (loss) for the year	**3,168**	(3,665)
Deficit, beginning of the year	**(3,665)**	--
Deficit, end of the year	**(497)**	(3,665)
Net earnings (loss) per share *(note 7)*		
Basic	**0.04**	(1.03)
Diluted	**0.04**	(1.03)

See accompanying notes to the financial statements.

Statements Of Cash Flows

Blizzard Energy Inc.

Years Ended December 31,	**2004**	2003
(000s)	*($)*	*($)*
Operating activities		
Net earnings (loss) for the year	**3,168**	(3,665)
Add (deduct) non-cash items		
Stock-based compensation *(note 7)*	**834**	3,492
Accretion of asset retirement obligations	**138**	--
Depletion and depreciation	**6,454**	103
Future income taxes (recovery)	**2,324**	(47)
Cash flow from (used in) operations	**12,918**	(117)
Net change in non-cash working capital *(note 10)*	**(2,952)**	349
	9,966	232
Investing activities		
Acquisition of oil and gas properties *(note 3)*	**(67,055)**	(36,922)
Disposition of oil and gas properties	**3,500**	--
Additions to property and equipment	**(35,676)**	(508)
Net change in non-cash working capital *(note 10)*	**9,092**	(8,978)
	(90,139)	(46,408)
Financing activities		
Increase in bank loan	**6,179**	5,920
Issue of common shares (net)	**73,994**	39,881
	80,173	45,801
Decrease in cash and cash equivalents	**--**	(375)
Cash and cash equivalents, beginning of year	**--**	375
Cash and cash equivalents, end of year	**--**	--

Supplemental disclosure of cash flow information *(note 10)*

See accompanying notes to the financial statements.

December 31, 2004

1. Nature of Operations

Blizzard Energy Inc. (the "Company" or "Blizzard") was incorporated with nominal share capital under the laws of the Province of Alberta on December 19, 2002 with the intent to develop and operate oil and natural gas properties primarily in Western Canada. From the date of incorporation to December 31, 2002, the only transaction was the issuance of share capital for cash. During 2003 and prior to the closing of the "Sousa Acquisition" on December 18, 2003, the Company's activities were limited to administrative and start-up expenses.

2. Summary of Significant Accounting Policies

These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and a summary of accounting policies follows:

(a) Capitalized Costs

The Company follows the full cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized in a single cost centre. Such costs include lease acquisition, lease rentals on undeveloped properties, geological and geophysical, drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities.

Gains or losses are not recognized under the disposition of oil and gas properties unless such a disposition would result in a change in the depletion rate by 20% or more. Gains and losses are recognized upon the disposition of other assets.

(b) Depletion and Depreciation

All costs of acquisition, exploration and development of oil and gas reserves, associated tangible plant and equipment costs (net of salvage value), and estimated costs of future development of proved undeveloped reserves are depleted and depreciated using the unit-of-production method based on estimated gross proved reserves as determined by independent engineers. For purposes of the depletion and depreciation calculation, relative volumes of petroleum and natural gas production and reserves are converted to the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil.

Costs of unproved properties are initially excluded from oil and gas properties for the purpose of calculating depletion. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

Computer and office furniture and equipment are depreciated on a straight- line basis over five years.

(c) Asset Retirement Obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying value of the related long-lived asset. The liability is carried on the balance sheet at its discounted present value and is subsequently adjusted for the passage of time, which is recognized as an operating expense in the statement of earnings (loss) on a basis consistent with depreciation and depletion of the underlying assets. The fair value of the obligation is periodically adjusted for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.

2. Summary of Significant Accounting Policies (continued)

(d) Ceiling Test Limitations

The Company calculates its ceiling test by comparing the carrying value of property and equipment to the sum of undiscounted cash flows expected to result from the future production of proved reserves. Cash flows are based on third party quoted forward prices, adjusted for transportation and quality. Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of property and equipment to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the cost of unproved properties. A risk-free interest rate is used to arrive at the net present value of the future cash flows. Any excess is recorded as an impairment charge in the statement of earnings (loss). Adoption of this guideline, effective January 1, 2004, had no effect on the Company's operating results for the years presented.

(e) Revenue Recognition

Oil and natural gas sales are recognized as revenue when the commodities are delivered to purchasers.

(f) Joint Interests

Certain of the Company's exploration, development and production activities are conducted jointly with others, and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

(g) Stock-Based Compensation

The Company has a stock-based compensation plan, which is described in note 7. Options issued are accounted for in accordance with the fair value method of accounting for stock-based compensation. The associated compensation expense is charged to earnings (loss) and corresponding increase in contributed surplus, based on an estimate of the fair value determined using a Black-Scholes option pricing model at the date of the grant. Consideration paid to the Company on the exercise of stock options is credited to share capital. At the time of exercise, the related amounts previously credited to contributed surplus are also transferred to share capital. Stock options issued to directors and employees are amortized into income over their vesting life, while stock options granted to consultants are recorded to earnings (loss) at the time of grant.

(h) Measurement Uncertainty

The amount recorded for depletion and depreciation of oil and gas properties, the provision for future asset retirement obligations and the ceiling test calculation are based on estimates of gross proved reserves, production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

(i) Per Share Information

Per share information is calculated using the treasury stock method. Under this method, the diluted weighted average number of common shares is calculated assuming that the proceeds from the exercise of outstanding and in-the-money options is used to purchase common shares at the estimated average market price.

(j) Flow-Through Common Shares

A portion of the Company's exploration and development activities are financed through proceeds received from the issue of flow-through shares or warrants. Under the terms of the flow-through issues, the tax attributes of the resource expenditures related to exploratory and development activities are renounced to the subscribers as incurred. To recognize the foregone tax benefits to the Company, the carrying value of the shares or warrants issued is reduced and the future income tax liability increased by the tax effect of the tax benefits renounced to subscribers. The foregone tax benefit is recognized at the time of the renouncement provided there is reasonable assurance that the expenditures will be incurred.

2. **Summary of Significant Accounting Policies (continued)**

(k) Future Income Taxes

The Company follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the carrying value and the tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

3. **Acquisitions**

On December 22, 2004, the Company acquired a number of producing properties in the Grande Prairie area of Alberta for cash consideration of $63,037,000.

On March 15, 2004 and August 5, 2004, the Company acquired the working interest of two different joint venture partners for cash consideration of $2,030,000 and $1,988,000, respectively, to increase its total working interest in the Sousa, Alberta unit to 100%.

The purchase price of these acquisitions were allocated to the assets and liabilities acquired as follows:

Year Ended December 31, 2004	Grande Prairie	Sousa	**Total**
(000s)	*($)*	*($)*	*($)*
Property and equipment	64,010	4,214	**68,224**
Asset retirement obligations	(973)	(196)	**(1,169)**
	63,037	4,018	**67,055**

On December 18, 2003, the Company acquired a natural gas property in the Sousa area of Alberta for cash consideration of $36,922,000. The purchase price was allocated to property and equipment for $39,298,000 and asset retirement obligations for $2,376,000.

4. **Property and Equipment**

Years Ended December 31,		**2004**			2003	
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
(000s)	*($)*	*($)*	*($)*	*($)*	*($)*	*($)*
Oil and gas properties	**140,712**	**6,521**	**134,191**	39,759	103	39,656
Office assets	**306**	**36**	**270**	47	--	47
	141,018	**6,557**	**134,461**	39,806	103	39,703

At December 31, 2004, oil and gas properties included $27,442,000 (2003 – $6,400,000) relating to undeveloped properties, which have been excluded from the depletion and depreciation calculation. Future development costs on proven undeveloped reserves of $21,836,000 (2003 – $10,263,000) are included in the determination of the asset base subject to depletion and depreciation in the calculation.

During the year ended December 31, 2004, the Company capitalized $949,000 (2003 – $33,991) in general and administrative costs related to exploration and development activities.

5. Bank Loan

The Company has a $50,000,000 extendible revolving term credit facility (#1) from a Canadian chartered bank, of which $12,099,000 was drawn on the facility at December 31, 2004 (December 31, 2003 – $5,920,000). This facility bears interest at the bank's prime rate (4.25% at December 31, 2004), payable monthly in arrears. The Company may also borrow by way of bankers' acceptances, which are subject to a stamping fee. In addition, the Company has a $10,000,000 credit facility (#2) from its bank, of which no amount was drawn at December 31, 2004 (December 31, 2003 – $nil). The credit on both facilities revolve until May 31, 2005 with annual extension periods available at the request of the borrower and subject to the bank's approval. These facilities are subject to an annual review and re-determination of the Company's borrowing base by the bank.

So long as the loan remains revolving and the borrowing base supports the facility outstanding, there are no repayment requirements. In the event the revolving period is not extended, the credit facility shall be converted to a term facility with a term not exceeding five years. Under the terms of the loan agreement, the Company is subject to certain financial and non-financial covenants.

Collateral pledged for the facility consists of a first floating charge demand debenture in the amount of $150,000,000 over all of the property of the Company.

6. Asset Retirement Obligations

The Company has recorded a liability for future site restoration and abandonment of $4,494,000 and $2,376,000 as at December 31, 2004 and December 31, 2003, respectively. No liabilities were settled in the current period, $138,000 of accretion expense was recognized for the year of 2004 (2003 – $nil) and a revision of $1,980,000 in estimated cash flows was recorded during the year of 2004 for new wells drilled or acquired and new facilities constructed or acquired. The total undiscounted amount of the estimated future cash requirements was $5,234,000 at December 31, 2004 and $3,654,000 at December 31, 2003. In both calculations, the future cash requirements were expected to occur at the end of the reserves useful life of ten years. The undiscounted estimate has been discounted to the present value of $4,494,000 at December 31, 2004 and $2,376,000 at December 31, 2003 using a credit adjusted risk-free rate of 7.0%.

Years Ended December 31,	**2004**	2003
(000s)	*($)*	*($)*
Obligation at beginning of year	**2,376**	–
Increase in obligation	**1,980**	2,376
Accretion	**138**	–
Obligation at end of year	**4,494**	2,376

7. Share Capital

(a) Authorized

Unlimited number of voting common shares, without par value.
Unlimited number of voting Class A common shares, without par value.
Unlimited number of preferred shares to be issued in series.

7. Share Capital (continued)

(b) Common Shares Issued

	Shares	Amount
(000s)	*(#)*	*($)*
Balance at December 31, 2002	375	217
Converted to Class A common shares	(375)	(217)
Balance at December 31, 2003	--	--
Conversion of Class A common shares to common shares	**59,875**	**40,511**
Issued for cash	**44,721**	**78,767**
Share issue costs	--	**(4,795)**
Tax benefit on share issue costs	--	**1,917**
Tax benefits renounced to shareholders	--	**(4,128)**
Exercise of warrants	**4,104**	**4**
Exercise of stock options	**75**	**60**
Balance at December 31, 2004	**108,775**	**112,336**

The 375,000 common shares issued in December 2002 were issued at $1.00 per share on a flow-through basis and recorded net of tax benefits renounced to the shareholders. These shares were converted to Class A common shares in December 2003.

On May 26, 2004, the Company issued 20,000,000 common shares at a price of $1.25 per common share for gross proceeds of $25,000,000 and net proceeds of $23,086,000, after share issue expenses. On June 16, 2004, under an over allotment option, the Company issued a further 3,000,000 common shares at a price of $1.25 per common share for gross proceeds of $3,750,000 and net proceeds of $3,525,000.

On December 21, 2004, the Company issued 18,000,000 common shares at a price of $2.20 per common share for gross proceeds of $39,600,000 (net proceeds of $37,498,000, after share issue expenses) and 3,720,500 flow-through common shares at $2.80 per common share for gross proceeds of $10,417,400 (net proceeds of $9,863,000 after share issue expenses).

(c) Class A Common Shares Issued

	Shares	Amount
(000s)	*(#)*	*($)*
Balance at December 31, 2002	--	--
Flow-through shares issued for cash	250	250
Tax benefits renounced to shareholders	--	(102)
Issued for cash	59,250	41,001
Share issue costs	--	(1,370)
Tax benefits on share issue costs	--	558
Conversion of common shares	375	217
Balance at December 31, 2003	59,875	40,554
Share issue costs	--	**(43)**
Conversion to common shares	**(59,875)**	**(40,511)**
Balance at December 31, 2004	--	--

7. Share Capital (continued)

(c) Class A Common Shares Issued (continued)

During the year ended December 31, 2003, the Company issued 250,000 flow-through shares at a price of a $1.00 per Class A common share and renounced $250,000 of expenditures, the tax effect of which is $102,000 was recorded as an adjustment to share capital. On December 16, 2003, the Company issued 51,250,000 Class A common shares at a price of $0.80 per share for gross proceeds of $41,000,000 and net proceeds of $39,630,000, after share issue expenses. Share capital at December 31, 2003 included 8,000,000 Class A common shares (subsequently converted to common shares) that were issued at a price of $0.0001 per share to founders. The Company had no business assets at the date of issue. Of the 8,000,000 Class A common shares issued, 1,400,000 were being held in trust for employees and directors of the Company. 696,000 of the shares have been released from trust to date, with the balance being released as to one-half of the remainder on each of December 18, 2005 and December 18, 2006.

The fair value of these shares was $1,120,000 based on the market value of the Class A common shares at the date of closing the "Sousa Acquisition." The Company has recorded $280,000 in the statement of earnings for the year ended December 31, 2004 as additional compensation expense related to these shares with a corresponding increase to contributed surplus. An amount of $292,000 was recorded in 2003, leaving a remainder of $548,000 to be recorded as additional expense over the next 24 months from December 31, 2004.

(d) Performance Warrants

The management, employees and directors of the Company have the right to purchase additional common shares of the Company at a purchase price of $0.001 per share through the granting of performance warrants. On December 16, 2003, 2,500,000 Series A performance warrants and 2,000,000 Series B performance warrants were issued for no consideration.

As at December 31, 2004, 4,104,000 of the performance warrants had been exercised. The remaining 220,000 Series A warrants and 176,000 Series B warrants (collectively "the Employee Warrants") may be exercised by the security holder as to one-half on each of December 16, 2005 and May 31, 2006. An additional 220,000 Series A performance warrants and 176,000 Series B performance warrants have been issued to the founders and may be exercised only if a corresponding number of Employee Warrants are cancelled.

The Company has determined the fair value of the performance warrants at the date of issuance to be $3,600,000 being the difference between the exercise price and the estimated market value of the Class A common shares at the date of grant. The Company recognized $200,000 as stock-based compensation expense in the statement of earnings for the year ended December 31, 2004 with a corresponding increase to contributed surplus. With $3,111,000 being recognized in 2003, $289,000 remains to be recorded as additional expense over the next 18 months.

(e) Stock Options

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding common shares. Vesting of options and exercise prices are set by the board of directors at the time of grant. The dates on which options expire are also set by the board of directors at the time of grant and cannot exceed ten years. In connection with this plan, the Company has reserved 4,532,000 common shares for future issuance. The Company has issued stock options to acquire common shares through its stock option plan of which the following were outstanding at December 31, 2004:

7. **Share Capital** (continued)

(e) Stock Options (continued)

	Options Outstanding	Weighted Average Exercise Price
	(#000s)	*($)*
Outstanding at January 1, 2003	--	--
Granted December 16, 2003	2,610	0.80
Outstanding at December 31, 2003	2,610	0.80
Granted March 22, 2004	**372**	**0.80**
Granted June 1, 2004	**30**	**1.25**
Cancelled June 24, 2004	**(225)**	**0.80**
Granted August 18, 2004	**700**	**1.67**
Granted November 8, 2004	**50**	**2.35**
Granted December 8, 2004	**1,070**	**2.20**
Exercised	**(75)**	**0.80**
Outstanding at December 31, 2004	**4,532**	**1.28**
Options exercisable at December 31, 2004	**2,111**	**1.06**

Of the stock option grants awarded on December 16, 2003, 800,000 were issued to directors and were fully vested on the date of the grant. The balance of the options were issued to employees, which vest as to one-quarter on the date of the grant and one-quarter for each of the first three anniversary dates from the date of the grant. All of the outstanding options expire in five years, and the weighted average remaining contractual life at December 31, 2004 was 52 months.

The fair value of common share options granted to date was estimated to be $1,351,000 as at the date of grant using the Black-Scholes option pricing model and the following assumptions:

Years Ended December 31,	**2004**	2003
Risk free interest rate *(%)*	**3.00**	3.00
Expected life *(years)*	**3.00**	3.00
Expected volatility *(%)*	**32.00**	2.00
Expected dividend yield *(%)*	**0.00**	0.00

The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis, $89,000 of this expense was recognized as stock-based compensation expense in 2003 with $354,000 for the year ended December 31, 2004 each with a corresponding increase to contributed surplus.

(f) Per Share Amounts

The net earnings (loss) per common share and diluted net earnings (loss) per common share were calculated using the weighted average number of shares outstanding of 76,138,545 and 78,196,036, respectively, for the year ended December 31, 2004. The weighted average number of shares was 375,000 for the year ended December 31, 2003.

8. Income Taxes

The actual income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial corporate tax rates to earnings (loss) before income taxes. These differences are explained as follows:

Years Ended December 31,	2004	2003
(000s)	*($)*	*($)*
Earnings (loss) before income taxes	**5,655**	(3,737)
Statutory income tax rate *(%)*	**39.63**	40.74
Expected income tax expense (recovery)	**2,241**	(1,522)
Increase (decrease) in income taxes from:		
Non-deductible crown charges	**770**	13
Resource allowance	**(1,029)**	7
Non-deductible stock-based compensation costs	**330**	1,423
Other	**175**	7
Future and current income tax expense (recovery)	**2,487**	(72)

The net future income tax asset (liability) is comprised of:

Years Ended December 31,	2004	2003
(000s)	*($)*	*($)*
Differences between tax base and reported amounts for depreciable assets	**(2,318)**	45
Resource allowance and crown lease rentals rate reductions	**--**	(1)
Provision for asset retirement obligations	**41**	3
Tax benefits renounced on flow-through shares	**(4,388)**	(260)
Tax benefits on share issue expenses	**2,475**	558
	(4,190)	345

The Company had unused resource tax pool balances of approximately $130,000,000 at December 31, 2004, which are available for reducing future income taxes.

9. Related Party Transactions

A director of the Company is a partner of a law firm that was paid $97,000 for legal services for the year ended December 31, 2004 (2003 – $250,000). The fees charged were based on standard rates and time spent on Company matters.

Of the 8,000,000 common shares issued to founders as described in note 7(c) herein, 1,400,000 were being held in trust by a trustee for directors and employees at December 31, 2003. Over the course of the year 2004, 696,000 of the shares held in trust were released. The balance will be released in two equal amounts on each of December 18, 2005 and 2006. If any of the directors or employees leave the Company before the applicable release date, the unvested shares will become the property of the founding shareholders.

10. Cash Flow Information

Cash was provided or (used) for changes in non-cash working capital as follows:

Years Ended December 31,	**2004**	2003
(000s)	*($)*	*($)*
Accounts receivable	**(12,021)**	(674)
Prepaid expenses	**8,565**	(8,867)
Inventory	**(7,253)**	--
Accounts payable and accrued liabilities	**16,849**	912
Net change	**6,140**	(8,629)
Net change by activity		
Operating	**(2,952)**	349
Investing	**9,092**	(8,978)
Net change	**6,140**	(8,629)

The following shows the actual cash amount paid:

Years Ended December 31,	**2004**	2003
(000s)	*($)*	*($)*
Cash interest paid	**183**	3
Cash taxes paid	**4**	--

11. Prepaid Expenses and Inventory

Prepaid expenses at December 31, 2003 included an advance of $8,727,000 to a contract operator for the winter drilling program that was completed in the first quarter of 2004. Inventory at December 31, 2004 included pipeline and facility equipment in the amount of $7,253,000, purchased for the upcoming winter drilling program.

12. Commitments

The Company has a drilling commitment with a senior oil and gas producer to spend $16,000,000 after December 31, 2004, but before April 30, 2005. Collateral pledged as security for the commitment consists of a $16,000,000 fixed and floating charge debenture over certain of the Company's oil and gas properties, which is subordinated to the Company's bank.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

March 7, 2005

Auditors' Report

To the Directors of
EnCana Corporation

At the request of EnCana Corporation, we have audited the Schedule of Revenues, Royalties and Expenses for the years ended December 31, 2003 and 2002 and the period ended December 22, 2004 for the Clairmont Property that Blizzard Energy Inc. acquired as of December 22, 2004. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the Schedule of Revenues, Royalties and Operating Expenses presents fairly, in all material respects, the revenues, royalties and operating expenses for the Clairmont Property for each of the years ended December 31, 2003 and 2002 and the period ended December 22, 2004 in accordance with basis of accounting disclosed in note 1.

PRICEWATERHOUSECOOPERS LLP

(signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

Calgary, Alberta

Clairmont Property

Schedule of Revenues, Royalties and Operating Expenses

Years Ended December 31, 2003 and 2002
And the Period Ended December 22, 2004
($ thousands)

Clairmont Property
Schedule of Revenue, Royalties and Operating Expenses

($ thousands)

	Period Ended December 22, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Revenues	$ 21,751	$ 21,252	$ 20,798
Royalties	5,206	5,329	4,796
	16,545	15,923	16,002
Operating Expenses	2,842	2,155	1,113
Excess of revenues over operating expenses	$ 13,703	$ 13,768	$ 14,889

See accompanying Notes to Schedules

Notes to Schedule of Revenues, Royalties and Operating Expenses
For the Years Ended December 31, 2003 and 2002
And the Period Ended December 22, 2004

1. **Basis of presentation**

The Schedule of Revenues, Royalties and Operating Expenses includes the operating results relating to the Clairmont property ("the Property") that Blizzard Energy Inc. acquired as of December 22, 2004. The results have been compiled on an activity month basis.

The Schedule of Revenues, Royalties and Operating Expenses for the Property does not include any provision for the depletion, depreciation and amortization, asset retirement costs, future capital costs, impairment of unevaluated properties, administrative costs and income taxes for the Property as these amounts are based on the consolidated operations of the vendor of which the Property forms only a part

2. **Significant accounting policies**

(A) Joint Venture Operations

Substantially all of the Property is operated through joint ventures therefore the schedule reflects only the vendor's proportionate interest.

(B) Revenue Recognition

Revenues are recorded net of related transportation costs when the product is delivered. Gas revenues are recorded based on AECO reference pricing used for sales between operating divisions of EnCana Corporation and do not reflect ultimate marketing related activities. Oil revenues are recorded based on blended prices established between operating divisions of EnCana Corporation for similar quality product delivered to a common carrier.

(C) Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of individual royalty agreements. Crown royalties for natural gas are based on the Alberta Government posted reference prices. Crown royalties for crude oil are taken in kind by the Alberta Petroleum Marketing Commission.

(D) Operating Expenses

Operating expenses include amounts incurred on extraction of product to the surface, gathering, field processing, treating and field storage.

SCHEDULE A – INFORMATION CONCERNING BLIZZARD

INFORMATION CONCERNING BLIZZARD

Blizzard Energy Inc. ("**Blizzard**") was engaged in the exploration for, and the development and production of, natural gas and crude oil in the Western Canadian Sedimentary Basin in Alberta and in the Greater Sierra area of northeastern British Columbia.

Pursuant to a plan of arrangement involving Shiningbank Energy Income Fund (the "**Fund**"), Shiningbank Energy Ltd. (the "**Corporation**"), Zenas Energy Corp. ("**Zenas**"), Zenas Finance Corp. and the securityholders of Zenas and Zenas Finance Corp. (the "**Arrangement**"), certain of Blizzard's producing assets and undeveloped lands were transferred to Zenas, and Blizzard became a wholly-owned subsidiary of the Corporation. Effective August 2, 2005, the Corporation amalgamated with Outlook Energy Corp. and Blizzard and continued under the name Shiningbank Energy Ltd.

In this schedule, references to Blizzard's properties, reserves, landholdings and historical production exclude the assets transferred to Zenas pursuant to the Arrangement.

RESERVES AND OTHER INFORMATION

The following is a description of Blizzard's principal oil and natural gas properties as of December 31, 2004. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2004. Reserve amounts are stated before the deduction of royalties as at December 31, 2004, based on forecast cost and price assumptions as evaluated in the report prepared by Gilbert Laustsen Jung Associates Ltd. ("**GLJ**") evaluating the crude oil, natural gas and NGL reserves of Blizzard having a preparation date of February 28, 2005 and an effective date of December 31, 2004 (the "**Blizzard Engineering Report**"). At Shiningbank's request, GLJ updated this report on September 8, 2005 to remove the assets transferred to Zenas pursuant to the Arrangement.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

Properties

Sousa, Alberta

At December 31, 2004, Blizzard had an average 83% working interest in 105 gross (87.34 net) producing gas wells in the Sousa area. Almost all of the gas is processed at company owned facilities. In addition, 97 gross (97 net) gas wells were drilled in the Sousa area in the first quarter of 2005 with all new wells being brought on production in April 2005. In addition, Sousa currently has a significant portion of undeveloped land consisting of 164,816 gross (148,404 net) acres available for future development.

Due to this area being winter access only, no further development activity is planned until 2006.

Grande Prairie, Alberta

At December 31, 2004, Blizzard had an average 72% working interest in 30 gross (21.2 net) producing gas wells and four gross (3.3 net) producing oil wells in the Grande Prairie area. All production is processed at third party owned and operated facilities. In addition, five gross (1.5 net) gas wells that were drilled in 2004 are standing and awaiting tie-in.

During the six months ended June 30, 2005, an additional five gross (1.8 net) gas wells were drilled and are awaiting tie-in, and two gross (1.0 net) gas wells were re-completed and are on production. In total, at June 30, 2005, there were 10 gross (3.3 net) gas wells awaiting completion and tie-in. The majority of these will be on-stream in the third quarter with the start-up of third party operated compression facilities.

Additional drilling and re-completion opportunities are scheduled through the remainder of 2005.

Reserves Data

The reserves data set forth below (the "**Reserves Data**") is based upon the Blizzard Engineering Report. The Blizzard Engineering Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation Handbook and the reserves definitions contained in Canadian Securities Administrators' National Instrument 51-101 ("**NI 51-101**") and the Canadian Oil and Gas Evaluation Handbook. The Reserves Data summarizes the oil, natural gas and NGL reserves of Blizzard and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of NI 51-101. Blizzard engaged GLJ to provide an evaluation of the Proved Reserves and Proved plus Probable Reserves of Blizzard and the Corporation had GLJ assist in the update of such information after removing the assets transferred to Zenas pursuant to the Arrangement. No attempt was made to evaluate possible reserves.

All evaluations of future net revenue are stated after the deduction of future income tax expenses (unless otherwise noted in the tables), royalties, development costs, production costs and well abandonment costs, but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of Blizzard's reserves. There is no assurance that the forecast price and cost assumptions contained in the Blizzard Engineering Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to the following tables. The recovery and reserves estimates on Blizzard's properties herein are estimates only. The actual reserves on Blizzard's properties may be greater or less than those calculated.

Disclosure provided in this Schedule in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004
CONSTANT PRICES AND COSTS

	Reserves							
	Light and Medium Oil		Heavy Oil		Natural Gas		NGL	
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)
Proved								
Developed Producing	49	45	-	-	29,890	24,750	376	256
Developed Non-Producing	62	58	-	-	2,817	2,212	87	60
Undeveloped	-	-	-	-	10,266	8,961	-	-
Total Proved	110	103	-	-	42,973	35,922	464	316
Probable	61	58	-	-	30,569	25,982	184	126
Total Proved plus Probable	172	162	-	-	73,543	61,904	648	441

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)[1]					After Income Taxes Discounted at (%/year)				
Reserves Category	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved										
Developed Producing	143	116	98	85	75	127	103	87	75	67
Developed Non-Producing	15	14	12	11	10	10	9	7	6	5
Undeveloped	23	17	12	9	7	15	10	7	5	3
Total Proved	182	147	123	105	92	152	122	101	86	75
Probable	127	84	61	46	36	86	55	39	29	22
Total Proved plus Probable	308	231	183	151	128	238	177	140	115	97

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004

CONSTANT PRICES AND COSTS

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved Reserves......	311	43	57	25	4	182	30	152
Proved plus Probable Reserves...	522	69	97	42	5	308	71	238

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004

CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves................	Light and Medium Crude Oil (including solution gas and other by-products).......................	-
	Heavy Oil (including solution gas and other by-products)...	-
	Natural Gas (including by-products but excluding solution gas from oil wells)....................	120
Proved plus Probable Reserves............................	Light and Medium Crude Oil (including solution gas and other by-products).......................	-
	Heavy Oil (including solution gas and other by-products)...	-
	Natural Gas (including by-products by excluding solution gas from oil wells).....................	180

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004

FORECAST PRICES AND COSTS

	Reserves							
	Light and Medium Oil		Heavy Oil		Natural Gas		NGL	
Reserves Category	Gross (mbbls)	Net (mbbls)	Gross (mbbls)	Net (mbbls)	Gross (mmcf)	Net (mmcf)	Gross (mbbls)	Net (mbbls)
Proved								
Developed Producing	44	40	-	-	29,668	24,546	369	253
Developed Non-Producing	60	57	-	-	2,788	2,185	86	59
Undeveloped.....................................	-	-	-	-	10,266	8,961	-	-
Total Proved	104	98	-	-	42,722	35,691	456	312
Probable	60	57	-	-	30,403	25,825	180	123
Total Proved plus Probable	165	155	-	-	73,125	61,516	635	435

Reserves Category	Net Present Values of Future Net Revenue: Before Income Taxes Discounted at (%/year) 0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	After Income Taxes Discounted at (%/year) 0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved										
Developed Producing..................	125	103	87	76	68	114	94	80	70	62
Developed Non-Producing...........	13	12	11	10	9	9	7	6	5	4
Undeveloped	17	12	8	6	4	11	7	5	3	-
Total Proved..	155	126	107	92	81	134	108	91	78	68
Probable	109	73	52	39	31	74	48	33	24	19
Total Proved plus Probable	264	199	159	132	112	208	156	124	102	87

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of December 31, 2004

FORECAST PRICES AND COSTS

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment and Reclamation Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved Reserves	287	39	62	26	5	155	21	134
Proved plus Probable Reserves............	490	63	112	43	8	264	56	208

FUTURE NET REVENUE BY PRODUCTION GROUP as of December 31, 2004

FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (MM$)
Proved Reserves................	Light and Medium Crude Oil (including solution gas and other by-products)	-
	Heavy Oil (including solution gas and other by-products)...	-
	Natural Gas (including by-products but excluding solution gas from oil wells)............................	104
Proved plus Probable Reserves............................	Light and Medium Crude Oil (including solution gas and other by-products)	-
	Heavy Oil (including solution gas and other by-products)...	-
	Natural Gas (including by-products by excluding solution gas from oil wells)............................	156

Notes:

(1) Columns may not add due to rounding.

(2) "**Gross**" or "**gross**" means:

(a) in relation to Blizzard's interest in production or reserves, Blizzard's gross reserves, which are its working interest (operating or non-operating) share before deduction of royalties and without including any of Blizzard's royalty interests;

(b) in relation to wells, the total number of wells in which Blizzard has an interest; and

(c) in relation to properties, the total area of properties in which Blizzard has an interest;

"**Net**" or "**net**" means:

(a) in relation to Blizzard's interest in production or reserves, Blizzard's working interest (operating or non-operating) share after deduction of royalty obligations, plus Blizzard's royalty interests in production or reserves;

(b) in relation to Blizzard's interest in wells, the number of wells obtained by aggregating Blizzard's working interest in each of its gross wells; and

(c) in relation to Blizzard's interest in a property, the total area in which Blizzard has an interest multiplied by the working interest owned by Blizzard;

"**reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved plus Probable Reserves**" means the aggregate of Proved Reserves and Probable Reserves, before deduction of royalties.

"**Proved Reserves**" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"**Probable Reserves**" are those additional reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"**Developed Reserves**" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing Reserves**" are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the Blizzard Engineering Report, operating costs are assumed to escalate at 2% per annum. Oil and natural gas base case prices as forecast by GLJ effective January 1, 2005 are as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of January 1, 2005

FORECAST PRICES AND COSTS
Natural Gas Price Forecast

		Alberta Plant Gate						
		Spot						
Year	AECO-C Spot Then Current ($/MMbtu)	Then Constant 2005 ($/MMbtu)	Then Current ($/MMbtu)	ARP ($/MMbtu)	Aggregator ($/MMbtu)	Alliance ($/MMbtu)	Inflation Rates (%/year)	Exchange Rate ($US/$CDN)
Historical								
2001	6.21	6.66	6.07	5.41	5.30	5.61	2.60	0.646
2002	4.04	4.15	3.88	3.88	3.83	3.82	2.22	0.637
2003	6.66	6.80	6.49	6.13	5.89	6.69	2.80	0.721
2004 (e)	6.88	6.81	6.69	6.33	6.19	6.45	1.90	0.769
2005 Q1	6.60	6.35	6.35	6.35	6.25	6.15	2.00	0.820
2005 Q2	6.30	6.10	6.10	6.05	5.95	5.95	2.00	0.820
2005 Q3	6.50	6.25	6.25	6.25	6.15	6.10	2.00	0.820
2005 Q4	6.90	6.65	6.65	6.60	6.50	6.60	2.00	0.820
2005 Full Year	6.60	6.35	6.35	6.30	6.20	6.20	2.00	0.820
2006	6.35	6.00	6.10	6.10	6.00	6.00	2.00	0.820
2007	6.15	5.65	5.90	5.90	5.90	5.80	2.00	0.820
2008	6.00	5.40	5.75	5.75	5.75	5.50	2.00	0.820
2009	6.00	5.30	5.75	5.75	5.75	5.50	2.00	0.820
2010	6.00	5.20	5.75	5.75	5.75	5.50	2.00	0.820
2011	6.00	5.10	5.75	5.75	5.75	5.50	2.00	0.820
2012	6.00	5.00	5.75	5.75	5.75	5.50	2.00	0.820
2013	6.10	5.00	5.85	5.85	5.85	5.60	2.00	0.820
2014	6.20	4.95	5.95	5.95	5.95	5.80	2.00	0.820
2015	6.30	4.95	6.05	6.05	6.05	5.90	2.00	0.820
2016+	+2.0%/yr	4.95	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.00	0.820

Crude Oil and NGL Price Forecast

Year	WTI Crude Oil at Cushing Oklahoma Constant 2005 ($US/bbl)	WTI Crude Oil at Cushing Oklahoma Then Current ($US/bbl)	Crude Oil (40° API, 0.3% S) at Edmonton Constant 2005 ($/bbl)	Crude Oil (40° API, 0.3% S) at Edmonton Then Current ($/bbl)	Alberta NGL (Then Current Dollars) Edmonton Propane ($/bbl)	Alberta NGL (Then Current Dollars) Edmonton Butane ($/bbl)	Alberta NGL (Then Current Dollars) Edmonton Pentanes Plus ($/bbl)	Inflation Rates %/year	Exchange Rate ($US/$CDN)
Historical									
2001	28.51	25.97	43.26	39.40	31.85	31.17	42.48	2.60	0.646
2002	27.91	26.08	43.16	40.33	21.39	27.08	40.73	2.22	0.637
2003	32.53	31.07	45.71	43.66	32.14	34.36	44.23	2.80	0.721
2004 (e)	42.15	41.38	53.95	52.96	35.09	40.49	54.07	1.90	0.769
Forecast									
2005 Q1	43.25	43.25	52.00	52.00	33.25	38.50	52.50	2.00	0.820
2005 Q2	42.25	42.25	50.50	50.50	32.25	37.25	51.00	2.00	0.820
2005 Q3	41.50	41.50	49.75	49.75	31.75	36.75	50.25	2.00	0.820
2005 Q4	41.00	41.00	49.00	49.00	31.25	36.25	49.50	2.00	0.820
2005 Full Year	42.00	42.00	50.25	50.25	32.25	37.25	50.75	2.00	0.820
2006	39.25	40.00	46.75	47.75	30.50	35.25	48.25	2.00	0.820
2007	36.50	38.00	43.75	45.50	29.00	33.75	46.00	2.00	0.820
2008	34.00	36.00	40.75	43.25	27.75	32.00	43.75	2.00	0.820
2009	31.50	34.00	37.75	40.75	26.00	30.25	41.25	2.00	0.820
2010	30.00	33.00	35.75	39.50	25.25	29.25	40.00	2.00	0.820
2011	29.25	33.00	35.00	39.50	25.25	29.25	40.00	2.00	0.820
2012	28.75	33.00	34.50	39.50	25.25	29.25	40.00	2.00	0.820
2013	28.50	33.50	34.25	40.00	25.50	29.50	40.50	2.00	0.820
2014	28.50	34.00	34.00	40.75	26.00	30.25	41.25	2.00	0.820
2015	28.25	34.50	33.75	41.25	26.50	30.50	41.75	2.00	0.820
2016+	28.25	+2.0%/yr	33.75	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.00	0.820

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004

CONSTANT PRICES AND COSTS

Year	Oil: WTI Cushing Oklahoma ($US/bbl)	Oil: Edmonton Par Price 40° API ($Cdn/bbl)	Oil: Cromer Medium 29.3° API ($Cdn/bbl)	Natural Gas: AECO Gas Price ($Cdn/MMbtu)	Exchange Rate ($US/$CDN)
Historical (Year End)					
2001	25.97	39.40	31.56	6.21	0.6448
2002	26.08	40.33	35.48	4.04	0.6376
2003	31.07	43.66	37.55	6.66	0.7213
2004 (Year End)	43.45	46.54	32.12	6.79	0.8308

(4) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Blizzard Engineering Report. Product prices were not escalated beyond December 31, 2004. In addition, operating and capital costs have not been increased on an inflationary basis.

(5) Effective on January 1, 1995, the ARTC rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $100/m^3 to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $210/m^3.

(6) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The oil and natural gas reserve calculations and any projections upon which the Blizzard Engineering Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities and lease reclamation costs have not been included in the Blizzard Engineering Report (well abandonment costs associated with existing and future reserves wells have been included).

(7) The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE FORECAST PRICES AND COSTS

	Light and Medium Oil			NGL			Associated and Non-Associated Gas		
Factors	Net Proved (mbbls)	Net Probable (mbbls)	Net Proved plus Probable (mbbls)	Net Proved (mbbls)	Net Probable (mbbls)	Net Proved plus Probable (mbbls)	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved plus Probable (mmcf)
December 31, 2003	-	-	-	-	-	-	23,148	8,448	31,596
Extensions	69	48	117	163	25	188	9,495	18,372	27,867
Improved Recovery	-	-	-	-	-	-	5,748	(2,012)	3,736
Technical Revisions	-	-	-	50	59	(8)	(4,525)	(1,710)	(6,234)
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	31	9	40	101	157	258	4,259	2,744	7,003
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(2)	-	(2)	(2)	-	(2)	(2,435)	-	(2,452)
December 31, 2004	98	57	155	312	123	435	35,691	25,825	61,516

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED AT 10% PER YEAR

PROVED RESERVES

CONSTANT PRICES AND COSTS

	2004	
Period and Factor	Before Tax (M$)	After Tax (M$)
Estimated Future Net Revenue at Beginning of Year	47,501	37,875
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties[1]	(15,245)	(15,245)
Net Change in Prices, Production Costs and Royalties Related to Future Production[2]	17,941	17,941
Changes in Previously Estimated Development Costs Incurred During the Period[3]	21,556	21,556
Changes in Estimated Future Development Costs[4]	(11,840)	(11,840)
Extensions and Improved Recovery[5]	53,078	53,078
Discoveries[5]	-	-
Acquisitions of Reserves[5]	16,289	16,289
Dispositions of Reserves[5]	-	-
Net Change Resulting from Revisions in Quantity Estimates	(10,830)	(10,830)
Accretion of Discount[6]	4,750	4,750
Net Change in Income Taxes[7]	-	(11,764)
All Other Changes[8]	(680)	(680)
Estimated Future Net Revenue at End of Year	122,520	101,130

Notes:

(1) Blizzard actual before income taxes, excluding general and administrative expenses.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4) The change in forecast development costs.

(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of the period net present value.

(7) The difference between forecast income taxes at the beginning of the period and the actual taxes for the period plus forecast income taxes at the end of the period.

(8) Includes changes due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2004 versus forecast, etc.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Based on the evaluation carried out by GLJ and reflected in the Blizzard Engineering Report, 10,266 mmcf of natural gas was attributed to Proved Undeveloped Reserves and 30,403 mmcf of natural gas was attributed to Probable Undeveloped Reserves for the year ended December 31, 2004, using forecast prices and costs. As at December 31, 2004, approximately 71% of Blizzard's Probable Undeveloped Reserves were attributable to the Sousa property.

Significant Factors or Uncertainties

For details of significant economic factors or uncertainties affecting the reserves data generally, see "*Risk Factors*" in the Renewal Annual Information Form of the Fund for the year ended December 31, 2004 dated March 21, 2005.

Future Development Costs

The following table details the development costs deducted in the estimation of future net revenue attributable to the reserves categories noted below, calculated using no discount and a 10% discount:

	Constant Prices and Costs (M$)	Forecast Prices and Costs (M$)	
Year	**Proved Reserves**	**Proved Reserves**	**Proved Plus Probable Reserves**
2005	22.6	22.6	27.8
2006	2.8	2.9	14.7
2007	-	-	-
2008	-	-	-
2009	-	-	-
Remainder	-	-	-
Total (Undiscounted)	25.5	25.6	42.6
Total (Discounted at 10%)	24.0	24.1	39.3

Future development costs will be funded from a combination of cash flow, debt and new equity.

Other Oil and Gas Information

Landholdings

Blizzard's developed and undeveloped landholdings as at June 30, 2005 are set forth in the following table:

	Undeveloped (acres)		Developed (acres)		Total (acres)	
Location	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Alberta	262,608	228,980	67,902	51,335	330,510	280,315
Total	262,608	228,980	67,902	51,335	330,510	280,315

Oil and Natural Gas Wells

The following table summarizes Blizzard's interest as at December 31, 2004 and June 30, 2005 in wells that are currently producing or which Shiningbank considers to be capable of production:

December 31, 2004

	Producing Wells				Shut-in Wells(1)(2)			
	Oil		Natural Gas		Oil		Natural Gas	
Location	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	4	3.3	133	109.1	3	1.3	99	82.1
Total	4	3.3	133	109.1	3	1.3	99	82.1

June 30, 2005

	Producing Wells				Shut-in Wells(1)			
	Oil		Natural Gas		Oil		Natural Gas	
Location	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	5	3.6	249	210.9	2	1.0	78	63.2
Total	5	3.6	249	210.9	2	1.0	78	63.2

Notes:

(1) "Shut-in Wells" refers to wells that have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. Shut-in wells are located no further than five kilometres from existing pipelines.

(2) Includes 24 gross (24 net) natural gas wells that were tied-in in the first quarter of 2005.

Properties with No Attributed Reserves

As at June 30, 2005, Blizzard had an interest in 262,608 gross (228,980 net) acres in Alberta to which no reserves have been attributed. Approximately 79% of Blizzard's gross land holdings as at such date were considered undeveloped. Approximately 63,744 gross and net acres or 24% of this undeveloped land is considered non-prospective and will be permitted to expire in 2005.

Abandonment & Reclamation Costs

Abandonment costs for existing and future reserves wells have been estimated by GLJ based on data specific to Blizzard's operating areas as provided by the AEUB. Reclamation costs for leases were estimated by Blizzard based on historical average costs as provided by the AEUB. This data and the procedures used for calculating abandonment liabilities is consistent with those endorsed by the AEUB using their "Licensee Liability Rating System".

The undiscounted abandonment liability, net of estimated salvage value, in respect of Blizzard's total Proved Reserves, as estimated in the Blizzard Engineering Report, is $5.4 million ($2.0 million at a 10% discount rate) using constant prices and costs. The expected undiscounted cost over the next three years is $70,000. The total liability in respect of Blizzard's total Proved Reserves represents cost estimates in respect of 207 net wells.

Costs Incurred

The following table outlines the costs incurred by Blizzard during the financial year ended December 31, 2004 for acquisitions, dispositions and capital expenditures:

Nature of Cost	**Year Ended December 31, 2004 Amount (MM$)**
Property Acquisition Costs	
Proved	33.8
Unproved	13.0
Exploration Costs	5.1
Development Costs	30.6
Total	82.5

Exploration and Development Activities

The following table summarizes the results of Blizzard's exploration and development activities for the periods indicated:

	Six Months Ended June 30, 2005		Year Ended December 31, 2004	
	Gross	Net	Gross	Net
Development Wells				
Gas	97	97	65	48.4
Oil	-	-	-	-
Service	-	-	-	-
Dry	-	-	3	1.6
Exploratory Wells				
Gas	5	1.8	8	3.7
Oil	-	-	-	-
Service	-	-	-	-
Dry	-	-	-	-
Total Wells	102	98.8	76	53.7

Production Estimates

The following table, which is based on the Blizzard Engineering Report, summarizes the total estimated production of Blizzard for the year ended December 31, 2005 using constant and forecast prices and costs:

	Estimated Production	
	Constant Prices and Costs	Forecast Prices and Costs
Light and Medium Crude Oil (mbbls)		
Sousa Property	-	-
Other	27	27
Total	27	27
Natural Gas (mmcf)		
Sousa Property	4,419	4,419
Other	2,600	2,600
Total	7,019	7,019
NGL (mbbls)		
Sousa Property	-	-
Other	73	73
Total	73	73

Approximately 63% of the estimated 2005 natural gas production is attributable to the Sousa property.

Production History and Netbacks

The following table sets forth Blizzard's average daily production volumes, prices, royalties, production costs and netbacks, before deduction of royalties, for the periods indicated:

	2005 Three Months Ended		2004 Three Months Ended				Year Ended
	March 31,	June 30,	March 31,	June 30,	September 30,	December 31,	December 31, 2004
Average Daily Production							
Light and Medium Oil (bbls)	58	25	-	-	-	35	9
Heavy Oil (bbls)	-	-	-	-	-	-	-
NGL (bbls)	171	139	-	-	-	35	9
Natural Gas (mcf)	17,495	25,589	5,247	7,817	8,554	10,778	8,004
Aggregate (mboe)	3,144	4,429	875	1,302	1,426	1,866	1,352
Light and Medium Oil ($/bbl)							
Price	56.88	79.93	-	-	-	-	-
Royalties	8.84	11.70	-	-	-	-	-
Production Costs	6.43	4.67	-	-	-	-	-
Netback	41.61	63.56	-	-	-	-	-
Heavy Oil ($/bbl)							
Price	-	-	-	-	-	-	-
Royalties	-	-	-	-	-	-	-
Production Costs	-	-	-	-	-	-	-

	2005 Three Months Ended		2004 Three Months Ended				Year Ended
	March 31,	June 30,	March 31,	June 30,	September 30,	December 31,	December 31, 2004
Netback	-	-	-	-	-	-	-
NGL ($/bbl)							
Price	43.56	61.98	-	-	-	-	-
Royalties	6.77	9.07	-	-	-	-	-
Production Costs	4.92	3.62	-	-	-	-	-
Netback	31.87	49.29	-	-	-	-	-
Natural Gas ($/mcf)							
Price	7.00	7.99	6.05	6.75	6.07	6.82	6.49
Royalties	1.09	1.17	1.03	0.87	0.97	0.33	0.75
Production Costs	0.79	0.47	1.09	0.66	0.14	0.66	0.60
Netback	5.12	6.35	3.92	5.22	4.90	5.83	5.14
All Production (mboe)							
Price	42.38	48.55	36.29	40.50	36.42	40.94	38.94
Royalties	6.59	7.11	6.20	5.22	5.82	1.96	4.50
Production Costs	4.79	2.83	6.56	3.92	0.84	3.97	3.54
Netback	31.00	38.61	23.53	31.32	29.76	35.01	30.90

The following table summarizes Blizzard's total daily production for the periods indicated:

	Year Ended December 31, 2004			
	Product Type			
Location	**Light and Medium Oil (bbl/d)**	**Heavy Oil (bbl/d)**	**NGL (bbl/d)**	**Natural Gas (mmcf/d)**
Sousa Property	-	-	-	7,410
Other	9	-	9	594
Total	9	-	9	8,004

	Six Months Ended June 30, 2005			
	Product Type			
Location	**Light and Medium Oil (bbl/d)**	**Heavy Oil (bbl/d)**	**NGL (bbl/d)**	**Natural Gas (mmcf/d)**
Sousa Property	-	-	-	13,249
Other	42	-	154	8,314
Total	42	-	154	21,563

CERTIFICATE OF THE FUND

Dated: September 21, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SHININGBANK ENERGY INCOME FUND

By: Shiningbank Energy Ltd.
On behalf of Shiningbank Energy Income Fund

"David M. Fitzpatrick"
David M. Fitzpatrick
Chief Executive Officer

"Bruce K. Gibson"
Bruce K. Gibson
Chief Financial Officer

On behalf of the Board of Directors

"Edward W. Best"
Edward W. Best
Director

"Warren D. Steckley"
Warren D. Steckley
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: September 21, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

CIBC WORLD MARKETS INC.

"Brenda A. Mason"

Brenda A. Mason

BMO NESBITT BURNS INC.

"Shane C. Fildes"

Shane C. Fildes

SCOTIA CAPITAL INC.

"Mark Herman"

Mark Herman

RBC DOMINION SECURITIES INC.

"Craig E. Kelly"

Craig E. Kelly

NATIONAL BANK FINANCIAL INC.

"Robert B. Wonnacott"

Robert B. Wonnacott

TD SECURITIES INC.

"Gregory B. Saksida"

Gregory B. Saksida

FIRSTENERGY CAPITAL CORP.

"Hugh R. Sanderson"

Hugh R. Sanderson

SHININGBANK
Energy Income Fund

September 28, 2005 **TSX: SHN.UN**

NEWS RELEASE

SHININGBANK ANNOUNCES CLOSING OF EQUITY FINANCING

Shiningbank Energy Income Fund ("Shiningbank") is pleased to announce that it has closed the previously announced bought deal equity financing. At closing, a total of 4,100,000 Trust Units were issued at $24.45 per Trust Unit for gross proceeds of $100,245,000.

Net proceeds from the financing will be used to repay indebtedness incurred in respect of Shiningbank's recent acquisitions of Outlook Energy Corp. and Blizzard Energy Inc., to fund ongoing capital expenditures and for general corporate purposes.

The underwriting syndicate was led by CIBC World Markets Inc. and included BMO Nesbitt Burns Inc., Scotia Capital Inc., RBC Capital Markets, National Bank Financial Inc., TD Securities Inc. and FirstEnergy Capital Corp.

This news release shall not constitute an offer to sell, or the solicitation of an offer to buy, securities in the United States, or any province or territory of Canada, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities offered will not be, and have not been, registered under the United States *Securities Act of 1933* and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirement.

Shiningbank Energy Income Fund is a conventional oil and gas royalty trust and its units are listed on The Toronto Stock Exchange under the symbol "SHN.UN".

For further information please contact:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

SHININGBANK
Energy Income Fund

October 19, 2005 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces November 2005 monthly distribution and Inclusion in S&P/TSX Composite Index

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for November 2005 will be **C$0.23 PER UNIT.** This distribution is consistent with the stable monthly distribution paid to unitholders since June 2003. **The distribution is payable on November 15, 2005 to unitholders of record on October 31, 2005. The ex-distribution date is October 27, 2005.**

The Fund is also pleased to announce that it has been advised by the Toronto Stock Exchange that Shiningbank will be one of the income trusts included in the S&P/TSX Composite Index commencing in late 2005.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas in the energy trust sector at 78%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations

SHININGBANK
Energy Income Fund

November 3, 2005 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces 30% increase in monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for December 2005 will be **C$0.30 per unit.** This distribution reflects an increase of 30% from the previous distribution of $0.23 per unit which has been paid since June 2003. **The distribution is payable on December 15, 2005 to unitholders of record on November 30, 2005. The ex-distribution date is November 28, 2005.**

The increase in the monthly distribution is reflective of stable production performance and continued strength in natural gas prices. Future distributions, as always, are subject to change as dictated by commodity prices, operations and future business development.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 76%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email:	irinfo@shiningbank.com
Telephone:	(403) 268-7477
Facsimile:	(403) 268-7499
Toll Free:	(866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations

SHININGBANK
Energy Income Fund

RECEIVED
MAY -2 A 11:20

November 3, 2005 **TSX: SHN.UN**

NEWS RELEASE FOR IMMEDIATE RELEASE

Shiningbank Energy announces third quarter 2005 financial results

Shiningbank Energy Income Fund (the "Fund"), today announced its financial results for the three months ended September 30, 2005. Production for the third quarter was 21,252 barrels of oil equivalent per day (boe/d) where natural gas is converted to barrels of oil equivalent on the basis of 6 mcf per boe. Revenues, cash flow and net earnings all increased over the comparable period in 2004 due mainly to higher commodity prices. Operating results include the Blizzard Energy Inc. acquisition which closed August 2, 2005 and contributed 13% to third quarter daily production. The Fund distributed $0.69 per Trust Unit in the quarter representing an 11% annualized pre-tax cash-on-cash distribution rate based on the period end closing price of Trust Units. The accompanying table provides additional highlights.

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
FINANCIAL (*$ thousands except per Trust Unit amounts*)						
Oil and natural gas sales	**$ 111,763**	$ 74,713	50	**$ 275,124**	$ 225,061	22
Net earnings before income tax	**28,259**	12,297	130	**58,163**	38,633	51
Future income tax recovery	**(2,736)**	(3,603)	(24)	**(5,988)**	(12,135)	(51)
Net earnings after income tax	**30,995**	15,900	95	**64,151**	50,768	26
Cash flow before change in non-cash working capital	**67,721**	42,924	58	**158,583**	127,658	24
Distributions to Unitholders	**45,750**	37,226	23	**120,875**	108,970	11
Distributions per Trust Unit	**0.69**	0.69	-	**2.07**	2.07	-
Long term debt	**202,923**	166,356	22	**202,923**	166,356	22
Unitholders' equity	**744,769**	461,712	61	**744,769**	461,712	61
OPERATIONS						
Daily Production						
Oil (bbl/d)	**2,282**	2,156	6	**2,321**	2,340	(1)
Natural gas (mmcf/d)	**97.5**	84.2	16	**88.7**	85.3	4
Natural gas liquids (bbl/d)	**2,716**	3,531	(23)	**2,959**	3,080	(4)
Oil equivalent (boe/d)	**21,252**	19,721	8	**20,063**	19,631	2
Average Prices (including hedging)						
Oil ($/bbl)	**$ 69.55**	$ 47.40	47	**$ 60.82**	$ 43.33	40
Natural gas ($/mcf)	**$ 9.26**	$ 6.72	38	**$ 8.09**	$ 7.01	15
Natural gas liquids ($/bbl)	**$ 56.04**	$ 41.13	36	**$ 48.84**	$ 39.01	25
Oil equivalent ($/boe)	**$ 57.18**	$ 41.25	39	**$ 50.04**	$ 41.75	20
UNIT TRADING						
Units traded (thousands)	**17,649**	9,899	78	**36,140**	31,286	16
Value traded ($ thousands)	**$ 424,168**	$ 199,158	113	**$ 823,056**	$ 587,793	40
Unit price						
High	**$ 26.18**	$ 22.48		**$ 26.18**	$ 22.48	
Low	**$ 21.50**	$ 18.83		**$ 19.60**	$ 16.51	
Close	**$ 25.86**	$ 21.86		**$ 25.86**	$ 21.86	
Units outstanding (thousands)	**67,676**	53,983		**67,676**	53,983	

The following discussion and analysis of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is for the three and nine month periods ended September 30, 2005. This information is provided as of November 2, 2005. The third quarter and nine month results have been compared with the corresponding periods in 2004. This discussion and analysis should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the accompanying notes, and the Management Discussion and Analysis and Annual Information Form ("AIF") for the year ended December 31, 2004. These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

Management believes that cash flow and operating netbacks are useful supplemental measures. All references to cash flow throughout this discussion and analysis are based on cash flow before changes in non-cash working capital, which management uses to analyze operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers cash flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netbacks, which are calculated as average unit sales price less royalties, transportation costs and operating costs, represent the cash margin for product sold, calculated on a boe basis. The Fund considers operating netbacks a key measure as it indicates the relative performance of crude oil and natural gas assets. Cash flow and operating netbacks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "may," "expects" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this discussion and analysis and in the AIF, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

BARREL OF OIL EQUIVALENT

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

REPORTING CURRENCY

All figures are in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

PRODUCTION VOLUMES

Daily Production Volumes

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	**2005**	2004	%
Oil (bbl/d)	**2,282**	2,156	6	**2,321**	2,340	(1)
Natural gas (mmcf/d)	**97.5**	84.2	16	**88.7**	85.3	4
Natural gas liquids (bbl/d)	**2,716**	3,531	(23)	**2,959**	3,080	(4)
Oil equivalent (boe/d)	**21,252**	19,721	8	**20,063**	19,631	2
Natural gas % of production	**76%**	71%	5	**74%**	72%	2

Daily production for the third quarter averaged 21,252 boe/d, up 8% from the same period last year. For the nine months ended September 30, 2005, daily production volumes averaged 20,063 boe/d, 2% higher than in 2004. Natural gas accounted for the majority of the volume increases as a result of the natural gas-rich properties acquired during the third quarter. The most significant acquisition was the Blizzard Energy Inc. ("Blizzard") acquisition for $269.7 million, including $44.3 million in working capital deficiency, which closed August 2, 2005. This, along with the Outlook Energy Corp. ("Outlook") acquisition, which closed June 21, 2005, contributed 15% to third quarter 2005 production and 5% to production in the nine month period. These acquisitions were partially offset by the loss of 400 boe/d in the third quarter due to pipeline damage caused by unprecedented flooding in southern Alberta in June 2005 and by the natural declines of producing properties, which are estimated to average 13% - 15% per year. Production for the fourth quarter of 2005, including Blizzard and Outlook, is anticipated to average 23,500 to 24,000 boe/d.

PRICING - INCLUDING HEDGING ACTIVITY

Average Prices - After Hedging

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	**2005**	2004	%
Average Prices						
Oil ($/bbl)	**$ 69.55**	$ 47.40	47	**$ 60.82**	$ 43.33	40
Natural gas ($/mcf)	**$ 9.26**	$ 6.72	38	**$ 8.09**	$ 7.01	15
Natural gas liquids ($/bbl)	**$ 56.04**	$ 41.13	36	**$ 48.84**	$ 39.01	25
Oil equivalent ($/boe)	**$ 57.18**	$ 41.25	39	**$ 50.04**	$ 41.75	20
Benchmark Prices						
WTI (US$/bbl)	**$ 63.19**	$ 43.88	44	**$ 55.40**	$ 39.11	42
AECO natural gas (Cdn$/mcf)	**$ 8.17**	$ 6.66	23	**$ 7.41**	$ 6.69	11

Natural Gas

Shiningbank's realized natural gas prices averaged $9.26/mcf for the quarter, 38% higher than third quarter 2004. Year to date, the average price was up 15% at $8.09/mcf. Hedging decreased the gas price by $0.14/mcf for the quarter and $0.06/mcf for the nine month period. This compares with a 2004 hedging loss of $0.07/mcf for the quarter and $0.06/mcf for the nine months. Benchmark futures prices remain high with upcoming winter prices averaging over $13.00/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $69.55/bbl, up 47% from third quarter 2004. Realized oil prices for the first nine months were $60.82/bbl, 40% higher than in the same period in 2004. Hedging reduced the price by $2.01/bbl for the quarter and $1.08/bbl year to date, compared with 2004 hedging losses of $7.67/bbl for the quarter and $4.42/bbl year to date.

The benchmark West Texas Intermediate ("WTI") price averaged 44% higher for the third quarter and 42% year to date. Oil prices continue to be exceptionally high, with WTI futures averaging over US$60.00/bbl for the remainder of 2005.

NGL prices were also strong reflecting high oil prices. The quarterly average NGL price was 36% higher than in third quarter 2004 at $56.04/bbl, and 25% higher year to date at $48.84/bbl.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of cash flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00 /GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65 /GJ floor $7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90 /GJ floor $9.50/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50 /GJ floor $12.00/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$10.00 /GJ floor $15.15/GJ ceiling
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50 /GJ floor $12.00/GJ ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.00/bbl ceiling

REVENUES

	Three months ended September 30,				Nine months ended September 30,			
(000s)	**2005**	**% of Revenue**	2004	% of Revenue	**2005**	**% of Revenue**	2004	% of Revenue
Oil	**$ 15,024**	**13**	$ 10,924	15	**$ 39,217**	**14**	$ 30,621	14
Natural gas	**84,486**	**76**	52,552	70	**197,417**	**72**	165,188	73
Natural gas liquids	**14,004**	**12**	13,359	18	**39,457**	**14**	32,917	15
Other income (loss)	**(40)**	**-**	(121)	-	**1,037**	**-**	490	-
Gas hedging	**(1,288)**	**(1)**	(480)	(1)	**(1,324)**	**-**	(1,319)	(1)
Oil hedging	**(423)**	**-**	(1,521)	(2)	**(680)**	**-**	(2,836)	(1)
	$ 111,763	**100**	$ 74,713	100	**$ 275,124**	**100**	$ 225,061	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended September 30,		Nine months ended September 30,	
(000s)		**2005/2004**		**2005/2004**
Oil and natural gas liquids				
Volume decrease	**$**	**(2,534)**	**$**	**(1,740)**
Price increase		**8,377**		**19,032**
Net increase	**$**	**5,843**	**$**	**17,292**
Natural gas				
Volume increase	**$**	**8,218**	**$**	**5,970**
Price increase		**22,908**		**26,254**
Net increase	**$**	**31,126**	**$**	**32,224**

ROYALTIES

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	**2005**	2004	%
Total royalties, net (000s)	**$ 23,320**	$ 13,321	75	**$ 58,924**	$ 44,771	32
As a % of revenue	**20.9%**	17.8%	17	**21.4%**	19.9%	8
Per boe	**$ 11.93**	$ 7.34	63	**$ 10.76**	$ 8.32	29

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate was higher in 2005 mainly due to a one-time credit received in the third quarter of 2004 relating to 2003 Crown royalties. The Fund expects royalty rates to average 22.5% for the remainder of 2005.

TRANSPORTATION COSTS

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	**2005**	2004	%
Transportation costs (000s)	**$ 1,400**	$ 1,489	(6)	**$ 3,642**	$ 4,364	(17)
Per boe	**$ 0.72**	$ 0.82	(12)	**$ 0.66**	$ 0.81	(19)

On a boe basis, transportation costs declined 12% from third quarter 2004 and 19% year to date. The decrease resulted from the termination of certain unutilized transportation service commitments earlier in 2005. These terminations are not expected to impact the Fund's ability to market its production.

OPERATING COSTS

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	**2005**	2004	%
Operating costs (000s)	**$ 14,034**	$ 13,514	4	**$ 39,755**	$ 37,227	7
Per boe	**$ 7.18**	$ 7.45	(4)	**$ 7.26**	$ 6.92	5

Operating costs on a boe basis decreased 4% from third quarter 2004 due to the incorporation of the Blizzard assets which have lower operating costs. This was partially offset by higher field and plant maintenance costs in most other areas, and extra costs associated with the second quarter flooding in southern Alberta. This resulted in year to date operating costs on a boe basis increasing 5%. Operating costs are expected to average $7.00/boe for the remainder of 2005.

OPERATING NETBACKS

($/boe)	Three months ended September 30, 2005	2004	%	Nine months ended September 30, 2005	2004	%
Oil and natural gas sales	**$ 57.18**	$ 41.25	39	**$ 50.04**	$ 41.75	20
Other income (loss)	**(0.02)**	(0.07)	(71)	**0.19**	0.09	111
Royalties	**(11.93)**	(7.34)	63	**(10.76)**	(8.32)	29
Transportation costs	**(0.72)**	(0.82)	(12)	**(0.66)**	(0.81)	(19)
Operating costs	**(7.18)**	(7.45)	(4)	**(7.26)**	(6.92)	5
Operating netbacks	**$ 37.33**	$ 25.57	46	**$ 31.55**	$ 25.79	22

Operating netbacks increased 46% quarter over quarter and 22% year over year due mainly to higher commodity prices and lower transportation costs. This was partially offset by higher royalty costs.

GENERAL AND ADMINISTRATIVE COSTS

	Three months ended September 30, 2005	2004	%	Nine months ended September 30, 2005	2004	%
General and administrative costs (000s)	**$ 2,101**	$ 1,571	34	**$ 6,028**	$ 4,995	21
Per boe	**$ 1.07**	$ 0.87	23	**$ 1.10**	$ 0.93	18
Per average Trust Unit	**$ 0.03**	$ 0.03	-	**$ 0.11**	$ 0.10	10

General and administrative costs on a boe basis increased 23% from third quarter 2004 and 18% year to date. These increases were due to higher activity levels related to acquisitions and development activities, and increasing costs due to additional regulatory requirements. Costs are expected to average $1.25/boe for full year 2005.

INTEREST ON LONG TERM DEBT

	Three months ended September 30, 2005	2004	%	Nine months ended September 30, 2005	2004	%
Interest on long term debt (000s)	**$ 2,617**	$ 1,498	75	**$ 6,392**	$ 4,400	45
Per boe	**$ 1.34**	$ 0.83	61	**$ 1.17**	$ 0.82	43
Per average Trust Unit	**$ 0.04**	$ 0.03	33	**$ 0.11**	$ 0.09	22

Interest expense per average Trust Unit, which includes bank charges, increased 33% from third quarter 2004 and 22% year over year due to higher debt levels resulting from the funding of acquisitions and capital expenditures. Shiningbank is currently in compliance with all external debt covenants.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended September 30, 2005	2004	%	Nine months ended September 30, 2005	2004	%
Depletion, depreciation and accretion (000s)	**$ 38,451**	$ 29,564	30	**$ 98,455**	$ 86,512	14
Per boe	**$ 19.67**	$ 16.29	21	**$ 17.98**	$ 16.08	12

Depletion, depreciation and accretion per boe rose 21% for the third quarter and 12% year over year. These increases were primarily related to the effect of the acquisitions in 2004 and 2005.

TRUST UNIT INCENTIVE COMPENSATION

	Three months ended September 30, 2005	2004	%	Nine months ended September 30, 2005	2004	%
Trust Unit incentive compensation (000s)	**$ 643**	$ 328	96	**$ 1,865**	$ 930	101
Per boe	**$ 0.33**	$ 0.18	83	**$ 0.34**	$ 0.17	100

During third quarter 2005, four new issues aggregating 80,000 Trust Unit rights were granted (2004 – two issues aggregating 70,000). Eight new issues aggregating 847,500 Trust Unit rights were granted during the nine months ended September 30, 2005 (2004 – five issues aggregating 565,000). The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total third quarter 2005 expense of $643,000 (2004 - $328,000) represented the fair value of rights issued during 2003 through to 2005 and which vested in third quarter 2005. During the nine months ended September 30, 2005, the total expense was $1.9 million (2004 - $930,000). All of these costs are "non-cash" costs and are not deducted in calculating distributions to Unitholders.

INTERNALIZATION OF MANAGEMENT CONTRACT

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	**2005**	2004	%
Internalization of management contract (000s)	**$ 368**	$ 735	(50)	**$ 1,104**	$ 2,204	(50)
Per boe	**$ 0.19**	$ 0.41	(54)	**$ 0.20**	$ 0.41	(51)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid a fee equal to 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During third quarter 2005, $368,000 (2004 - $735,000) was expensed, representing the amortization of these escrowed Exchangeable Shares. During the nine months ended September 30, 2005, $1.1 million was expensed (2004 - $2.2 million).

TAXES

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	**2005**	2004	%
Capital and large corporation taxes (000s)	**$ 570**	$ 396	44	**$ 796**	$ 1,025	(22)
Future income tax recovery (000s)	**$ (2,736)**	$ (3,603)	(24)	**$ (5,988)**	$ (12,135)	(51)
Per boe	**$ (1.11)**	$ (1.77)	(37)	**$ (0.94)**	$ (2.07)	(55)

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to Unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities.

NET EARNINGS

Shiningbank's third quarter earnings were $31.0 million (2004 – $15.9 million) or $0.51 per Trust Unit, basic and $0.50 diluted (2004 - $0.30 basic, $0.29 diluted). Year to date net earnings were $64.2 million (2004 - $50.8 million) or $1.13 per Trust Unit basic, $1.11 diluted (2004 - $0.99 basic, $0.97 diluted).

DISTRIBUTIONS TO UNITHOLDERS

	Three months ended September 30,			Nine months ended September 30,		
(000s except per Trust Unit amounts)	**2005**	2004	%	**2005**	2004	%
Cash flow before change in non-cash working capital	**$ 67,721**	$ 42,924	58	**$ 158,583**	$ 127,658	24
Capital expenditures	**(24,690)**	(22,391)	10	**(50,422)**	(43,016)	17
Asset retirement expenditures	**32**	(258)	(112)	**(878)**	(476)	84
Working capital adjustments	**2,687**	16,951	(84)	**13,592**	24,804	(45)
Distributions to Unitholders	**$ 45,750**	$ 37,226	23	**$ 120,875**	$ 108,970	11
Distributions per Trust Unit	**$ 0.69**	$ 0.69	-	**$ 2.07**	$ 2.07	-
Trust Units outstanding, end of period	**67,676**	53,983	25	**67,676**	53,983	25

Total distributions to Unitholders increased 23% for the third quarter and 11% year to date over 2004. The increased cash flow was based on large gains in pricing for oil and NGL and strong gas prices.

On a per Trust Unit basis, distributions were consistent in both periods at $0.69 for the quarter and $2.07 year to date. The increase in the number of Trust Units outstanding offset the higher cash flow. The Fund paid out 68% of its cash flow from the third quarter 2005, and 76% year to date.

QUARTERLY FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
Oil and natural gas sales	**$ 111,763**	$ 83,222	$ 80,139	$ 82,453
Net earnings before income tax	**28,259**	17,015	12,889	13,974
Per Trust Unit - basic	**0.46**	0.31	0.24	0.26
- diluted	**0.46**	0.31	0.23	0.25
Net earnings after income tax	**30,995**	18,781	14,375	88,038
Per Trust Unit - basic	**0.51**	0.34	0.26	1.62
- diluted	**0.50**	0.34	0.26	1.60
Cash flow before change in non-cash working capital	**67,721**	46,353	44,509	47,220
Per weighted average Trust Unit	**1.11**	0.85	0.81	0.87
Distributions to Unitholders	**45,750**	37,628	37,497	37,390
Per Trust Unit	**0.69**	0.69	0.69	0.69
Payout ratio	**68%**	81%	84%	79%
	September 30, 2004	June 30, 2004	March 30, 2004	December 31, 2003
Oil and natural gas sales	$ 74,713	$ 80,723	$ 69,625	$ 58,474
Net earnings before income tax	12,297	12,851	13,485	6,092
Per Trust Unit - basic	0.24	0.24	0.29	0.14
- diluted	0.23	0.24	0.28	0.14
Net earnings after income tax	15,900	16,072	18,796	5,354
Per Trust Unit - basic	0.30	0.30	0.40	0.12
- diluted	0.29	0.29	0.39	0.12
Cash flow before change in non-cash working capital	42,924	45,190	39,544	30,082
Per weighted average Trust Unit	0.80	0.84	0.84	0.68
Distributions to Unitholders	37,226	36,977	34,767	30,629
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	87%	82%	88%	102%

Quarterly fluctuations are primarily the result of production increases due to acquisitions, volumes added through the Fund's development drilling program and realized commodity prices which can be extremely volatile.

Volume increases from acquisitions occurred through the acquisition of Birchill Resources Limited (second quarter 2004), the acquisition of Outlook (second quarter 2005), and again with the acquisition of Blizzard (third quarter 2005). The Fund's development drilling program strives to replace natural declines on the production base, with results fluctuating depending on field access for equipment and drilling success. Shiningbank's drilling success rate in the first nine months of 2005 was 98%.

Natural gas prices remained strong through the past eight quarters with a sharp increase in third quarter 2005. Oil prices increased substantially in late 2004 and continued to rise in 2005. Distributions per Trust Unit have remained constant through the eight quarters presented as the incremental cash flow derived from higher commodity prices was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding.

COSTS OF ACQUISITIONS AND DEVELOPMENT

During second quarter 2005, Shiningbank spent $31.9 million, including $496,000 in working capital deficiency, on the acquisition of Outlook. Shiningbank spent $269.7 million, including $44.3 million in working capital deficiency, on the acquisition of Blizzard during third quarter 2005.

A total of $24.7 million was spent on drilling and new facilities during the third quarter and $50.4 million in the first nine months of 2005, compared with $22.4 million and $43.0 million, respectively, for the same periods in 2004. Cash flow funded $22.0 million of the third quarter expenditures and $36.8 million of the year to date expenditures, with the balance funded by bank debt and proceeds from the Fund's Distribution Reinvestment Plan.

LIQUIDITY AND CAPITAL RESOURCES

Shiningbank's ability to grow depends on access to bank lines of credit and periodic equity infusions. Smaller acquisitions through the course of a year may be funded by a combination of bank debt, cash flow and proceeds from the Fund's Distribution Reinvestment Plan. Equity is issued to fund single large acquisitions, or to pay down bank debt acquired following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

LONG TERM DEBT

The Fund has a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $202.9 million was drawn at September 30, 2005. This facility was increased from $250 million on August 2, 2005 as a result of the Blizzard acquisition. The revolving period extends to April 27, 2006, at which time the facility, unless renewed, reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2006. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. The Fund's total debt to cash flow ratio was 0.7:1 for the quarter ended September 30, 2005.

UNITHOLDERS' EQUITY

On August 2, 2005, the Fund issued 8,837,793 Trust Units at $20.12 each to Blizzard shareholders in connection with the Blizzard acquisition. On September 28, 2005, the Fund issued 4,100,000 Trust Units at $24.45 to repay bank indebtedness incurred in connection with the Blizzard and Outlook acquisitions. An additional 193,139 Trust Units were issued during the third quarter (576,876 year to date) under the Trust Unit Rights Incentive Plan and the Distribution Reinvestment Plan.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of November 2, 2005, the Fund had 67,708,571 Trust Units, 248,482 non-escrowed Exchangeable Shares and 353,614 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next three years under the terms of two escrow agreements. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of September 30, 2005, the exchange rate was 1.42010 Trust Units for each Exchangeable Share.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	$ 202,923	$ -	$ 202,923	$ -	$ -
Operating leases	9,951	1,682	4,181	4,088	-
Pipeline transportation	3,728	1,144	2,289	295	-
Total obligations	$ 216,602	$ 2,826	$ 209,393	$ 4,383	$ -

[1] Assumes that the revolving credit facility is not renewed in April 2006.

Shiningbank has on-going capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of cash flow, debt financing and periodic equity financing.

IMPACT OF NEW ACCOUNTING POLICIES

NON-CONTROLLING INTEREST

On March 8, 2005 and effective for second quarter 2005, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants amended its position on the reporting of exchangeable securities issued by subsidiaries of income trusts. The amendment states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. Shiningbank's Exchangeable Shares meet the specified criteria and therefore, the current treatment of reporting exchangeable securities as equity on the balance sheet continues to be appropriate.

CRITICAL ACCOUNTING ESTIMATES

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

RESERVES

The Fund must estimate its reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Environmental, Corporate Governance and Reserve Review Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

ASSET RETIREMENT OBLIGATION

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

CONSOLIDATED BALANCE SHEETS

($ thousands)	September 30, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS		
Current assets		
Accounts receivable	**$ 63,947**	$ 50,712
Prepaid expenses	**7,306**	4,471
	71,253	55,183
Fixed assets *(note 3)*		
Petroleum and natural gas properties and equipment	**1,496,419**	1,133,426
Accumulated depletion and depreciation	**(461,565)**	(364,814)
	1,034,854	768,612
Goodwill	**53,100**	1,710
Other assets	**889**	1,292
	$ 1,160,096	$ 826,797
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 63,938**	$ 40,268
Trust Unit distributions payable	**31,139**	24,930
	95,077	65,198
Long term debt *(note 2)*	**202,923**	182,147
Future income taxes	**86,578**	33,266
Asset retirement obligation	**30,749**	30,242
Unitholders' equity		
Trust Units *(note 4)*	**990,248**	706,954
Exchangeable Shares *(note 4)*	**7,905**	7,019
Contributed surplus *(note 4)*	**2,785**	1,416
Accumulated earnings	**372,668**	308,517
Accumulated Trust Unit distributions	**(628,837)**	(507,962)
	744,769	515,944
	$ 1,160,096	$ 826,797

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND UNITHOLDERS' EQUITY

(unaudited) ($ thousands, except per Trust Unit amounts)

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Revenues				
Oil and natural gas sales	**$ 111,763**	$ 74,713	**$ 275,124**	$ 225,061
Royalties	**23,320**	13,321	**58,924**	44,771
	88,443	61,392	**216,200**	180,290
Expenses				
Transportation	**1,400**	1,489	**3,642**	4,364
Operating	**14,034**	13,514	**39,755**	37,227
General and administrative	**2,101**	1,571	**6,028**	4,995
Interest on long term debt	**2,617**	1,498	**6,392**	4,400
Depletion, depreciation and accretion	**38,451**	29,564	**98,455**	86,512
Trust Unit incentive compensation *(note 4)*	**643**	328	**1,865**	930
Internalization of management contract	**368**	735	**1,104**	2,204
	59,614	48,699	**157,241**	140,632
Earnings before taxes	**28,829**	12,693	**58,959**	39,658
Capital and large corporation taxes	**570**	396	**796**	1,025
Future income tax recovery	**(2,736)**	(3,603)	**(5,988)**	(12,135)
Net earnings	**$ 30,995**	$ 15,900	**$ 64,151**	$ 50,768
Unitholders' equity, beginning of period	**482,289**	477,546	**515,944**	364,215
Issue of Trust Units *(note 4)*	**276,530**	5,578	**283,294**	153,925
Change in Exchangeable Shares, net *(note 4)*	**150**	(206)	**886**	1,263
Change in contributed surplus	**555**	120	**1,369**	511
Distributions to Unitholders	**(45,750)**	(37,226)	**(120,875)**	(108,970)
Unitholders' equity, end of period	**$ 744,769**	$ 461,712	**$ 744,769**	$ 461,712
Net earnings per Trust Unit *(note 4)*				
Basic	**$ 0.51**	$ 0.30	**$ 1.13**	$ 0.99
Diluted	**$ 0.50**	$ 0.29	**$ 1.11**	$ 0.97

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) ($ thousands)

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Operating activities				
Net earnings	**$ 30,995**	$ 15,900	**$ 64,151**	$ 50,768
Items not requiring cash				
Depletion, depreciation and accretion	**38,451**	29,564	**98,455**	86,512
Internalization of management contract	**368**	735	**1,104**	2,204
Trust Unit incentive compensation	**643**	328	**1,865**	930
Gain on sale of other assets	**-**	-	**(1,004)**	(621)
Future income tax recovery	**(2,736)**	(3,603)	**(5,988)**	(12,135)
Cash flow before change in non-cash working capital	**67,721**	42,924	**158,583**	127,658
Asset retirement expenditures	**32**	(258)	**(878)**	(476)
Change in non-cash working capital *(note 5)*	**(47,126)**	3,531	**(33,554)**	(16,108)
	20,627	46,197	**124,151**	111,074
Financing activities				
Increase (decrease) in long term debt	**(4,509)**	(2,262)	**20,776**	44,665
Distributions to Unitholders	**(45,750)**	(37,226)	**(120,875)**	(108,970)
Issue of Trust Units	**98,408**	4,429	**104,764**	152,565
	48,149	(35,059)	**4,665**	88,260
Change in non-cash working capital *(note 5)*	**6,040**	155	**6,209**	4,413
	54,189	(34,904)	**10,874**	92,673
Total cash provided	**$ 74,816**	$ 11,293	**$ 135,025**	$ 203,747
Investing activities				
Property acquisitions	**$ (1,942)**	$ 141	**$ (3,275)**	$ (2,026)
Corporate acquisitions	**(47,659)**	(46)	**(79,019)**	(177,066)
Capital expenditures	**(24,690)**	(22,391)	**(50,422)**	(43,016)
Long term investments	**-**	(2)	**-**	(23)
Proceeds on sale of fixed assets	**5**	543	**(51)**	3,085
Proceeds on sale of other assets	**-**	-	**1,336**	1,000
	(74,286)	(21,755)	**(131,431)**	(218,046)
Change in non-cash working capital *(note 5)*	**(530)**	10,462	**(3,594)**	14,299
Total cash used	**$ (74,816)**	$ (11,293)	**$ (135,025)**	$ (203,747)

See selected accompanying notes to the interim financial statements

Notes to the Consolidated Financial Statements
For the periods ended September 30, 2005 and 2004

1. Significant Accounting Policies

The interim consolidated financial statements of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2004 unless otherwise disclosed. The disclosures provided below are incremental to those included with the audited annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto contained in the Fund's 2004 annual report.

2. Long Term Debt

Shiningbank Energy Ltd. (the "Corporation") has a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $202.9 million was drawn at September 30, 2005. The revolving period extends to April 27, 2006. If the revolving facility is not renewed on that date, it will revert to a two year term with principal payments commencing on July 28, 2006. The facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to cash flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee.

3. Fixed Assets

(a) Acquisition of Outlook Energy Corp.

Effective June 21, 2005, the Corporation acquired the issued and outstanding common shares of Outlook Energy Corp. ("Outlook") for $31.4 million. The acquisition was accounted for by the purchase method and the results of operations of Outlook are included in the accounts from the closing date. The following allocation of net assets acquired is a preliminary calculation which is subject to change with regards to closing adjustments and other items.

Cash consideration	$	31,210
Related fees and expenses		150
Cost of acquisition	$	31,360
Working capital deficiency	$	(496)
Future income taxes		(7,800)
Asset retirement obligation		(806)
Goodwill		7,601
Petroleum and natural gas properties and equipment		32,861
Total consideration	$	31,360

(b) Acquisition of Blizzard Energy Inc.

Effective August 2, 2005, the Corporation acquired Blizzard Energy Inc. ("Blizzard") pursuant to a Plan of Arrangement for $225.5 million. The acquisition was accounted for by the purchase method and the results of operations of Blizzard are included in the accounts from the closing date. The following allocation of net assets acquired is a preliminary calculation which is subject to change with regards to closing adjustments and other items.

Fair value of Shiningbank Trust Units	$	177,816
Cash consideration		46,600
Related fees and expenses		1,059
Cost of acquisition	$	225,475
Working capital deficiency	$	(44,252)
Future income taxes		(51,500)
Asset retirement obligation		(2,802)
Goodwill		43,789
Petroleum and natural gas properties and equipment		280,240
Total consideration	$	225,475

4. Trust Units

(a) Authorized
300,000,000 Trust Units

(b) Issued

	Number	Amount (000s)
Balance, December 31, 2004	**54,140,619**	**$706,954**
Issued on acquisition (note 3)	**8,837,793**	**177,816**
Issued for cash	**4,100,000**	**100,245**
Issued on exercise of rights	**307,734**	**3,930**
Issued for cash under Distribution Reinvestment Plan	**269,142**	**5,961**
Issued on conversion of Exchangeable Shares	**21,156**	**218**
Less: Commissions and issue costs		**(5,372)**
Transfer from contributed surplus on exercise of rights		**496**
Balance, September 30, 2005	**67,676,444**	**$990,248**

(c) Exchangeable Shares [1]

	Number	Amount (000s)
Balance, December 31, 2004	**263,482**	**$7,019**
Conversion of Exchangeable Shares	**(15,000)**	**(218)**
Amortization of deferred portion		**1,104**
Balance, September 30, 2005	**248,482**	**$7,905**
Exchange ratio, September 30, 2005	**1.42010**	
Trust Units issuable upon conversion of non-escrowed shares	**352,869**	
Trust Units issuable upon conversion of 353,614 escrowed shares	**502,167**	
Total Trust Units issuable upon conversion of all shares	**855,036**	

[1] The Exchangeable Shares are non-transferable.

(d) Trust Unit Rights Incentive Plan

At September 30, 2005, there were 1,896,667 (2004 - 1,451,668) rights outstanding, of which 537,500 (2004 – 465,001) were exercisable at a weighted average exercise price of $13.16 (2004 - $13.55).

	Number	Weighted Average Exercise Price
Balance, December 31, 2004	**1,396,901**	**$14.74**
Granted	**847,500**	**21.63**
Exercised	**(307,734)**	**12.77**
Forfeited	**(40,000)**	**19.76**
Balance before reduction of exercise price	**1,896,667**	**$18.03**
Reduction of exercise price		**(0.96)**
Balance, September 30, 2005	**1,896,667**	**$17.07**

The following table summarizes information about the outstanding and exercisable rights at September 30, 2005:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding At 9/30/05	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price	Number Exercisable At 9/30/05	Weighted Average Exercise Price
$9.00 to $13.99	**574,168**	**6.6**	**$ 11.92**	**166,668**	**$ 11.05**
$14.00 to $19.99	**504,999**	**8.4**	**$ 16.73**	**352,499**	**$ 13.90**
$20.00 to $25.00	**817,500**	**9.3**	**$ 20.89**	**18,333**	**$ 18.05**
$9.00 to $25.00	**1,896,667**	**8.2**	**$ 17.07**	**537,500**	**$ 13.16**

Shiningbank recorded Trust Unit incentive compensation expense of $1,865,000 for the nine months ended September 30, 2005 (2004 – $930,000) and $643,000 for the quarter (2004 - $328,000) for rights issued between 2003 and 2005, and which vested in 2005.

During the first nine months of 2005, $496,000 (2004 - $419,000) of contributed surplus was transferred to Trust Unit equity in respect of rights exercised during the period. For the third quarter, $88,000 (2004 - $208,000) was transferred.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	Amount (000s)
Balance, December 31, 2004	**$ 1,416**
Trust Unit incentive compensation	**1,865**
Net benefit on rights exercised [1]	**(496)**
Balance, September 30, 2005	**$ 2,785**

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to Unitholders' capital.

The $4.0 million fair value of the 847,500 rights issued during the first nine months of 2005 ($400,000 fair value of the 80,000 rights issued during the third quarter) was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 3.78 to 4.21% (3.78 to 3.94% for the third quarter), volatility of 60%, life of 10 years, and a distribution yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the exercise price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. The rights granted on January 1, 2002 became fully vested on January 1, 2005 and therefore, no Trust Unit incentive compensation expense related to those rights would have been recorded during the quarter. For the nine months ended September 30, 2004, Shiningbank's net income would have decreased by $381,000 ($127,000 for the quarter) due to additional Trust Unit incentive compensation expense related to those rights. As a result of the additional expense, net earnings per Trust Unit for the nine months ended September 30, 2004 would have been $0.98 ($0.96 diluted), as compared to the $0.99 ($0.97 diluted) previously reported. Third quarter 2004 net earnings per Trust Unit would have been $0.29, basic and diluted, as compared to the $0.30 ($0.29 diluted) previously reported.

(e) Per Trust Unit amounts

For the nine months ended September 30, 2005, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 56,797,492 (2004 – 51,470,271) and for the three months ended September 30, 2005 was 60,895,421 (2004 - 53,876,524). In computing diluted net earnings per Trust Unit, the dilutive effect of Trust Unit rights and escrowed Exchangeable Shares added 811,028 Trust Units (2004 – 1,113,160) for the nine months ended September 30, 2005 and 848,169 (2004 – 1,096,461) for the three months ended September 30, 2005 to the weighted average number of Trust Units outstanding.

5. Other Cash Flow Disclosures

	Three months ended September 30,		Nine months ended September 30,	
(000s)	2005	2004	2005	2004
Change in non-cash operating working capital				
Business acquisitions (note 3)	**$ (44,252)**	$ (53)	**$ (44,748)**	$ (7,120)
Accounts receivable	**(19,973)**	8,845	**(13,235)**	(8,770)
Prepaid expenses	**(2,850)**	(540)	**(2,835)**	(2,253)
Accounts payable and accrued liabilities	**19,949**	(4,721)	**27,264**	2,035
	$ (47,126)	$ 3,531	**$ (33,554)**	$ (16,108)
Change in non-cash financing working capital				
Distributions payable to Unitholders	**$ 6,040**	$ 155	**$ 6,209**	$ 4,413
Change in non-cash investing working capital				
Accounts payable for capital accruals	**$ (530)**	$ 10,462	**$ (3,594)**	$ 14,299
Cash payments				
Cash payments made for taxes	**$ 28**	$ 395	**$ 120**	$ 696
Cash payments made for interest	**$ 2,785**	$ 2,555	**$ 6,486**	$ 4,558

6. Financial Instruments

At September 30, 2005, Shiningbank held certain oil and natural gas hedge contracts, the terms of which are listed in the following table. The estimated market value at September 30, 2005, had the contracts been settled at that time, would have been a loss of $7.8 million.

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ floor
			$6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65/GJ floor
			$7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90/GJ floor
			$9.50/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor
			$12.00/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$10.00/GJ floor
			$15.15/GJ ceiling
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor
			$12.00/GJ ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor
			US$55.40/bbl ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor
			US$89.00/bbl ceiling

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas in the energy trust sector at 76%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations

A-59



Shiningbank Energy Income Fund

SHN.UN

BUILT FOR THE LONG TERM

Q3 Third Quarter Report 2005

Subsequent to the end of the quarter, monthly distributions were increased 30% to $ 0.30 per unit.

	Three months ended September 30,			Nine months ended September 30,		
THIRD QUARTER HIGHLIGHTS	2005	2004	%	2005	2004	%
FINANCIAL ($ thousands except per Trust Unit amounts)						
Oil and natural gas sales	**$ 111,763**	$ 74,713	50	**$ 275,124**	$ 225,061	22
Net earnings before income tax	**28,259**	12,297	130	**58,163**	38,633	51
Future income tax recovery	**(2,736)**	(3,603)	(24)	**(5,988)**	(12,135)	(51)
Net earnings after income tax	**30,995**	15,900	95	**64,151**	50,768	26
Cash flow before change in non-cash working capital	**67,721**	42,924	58	**158,583**	127,658	24
Distributions to Unitholders	**45,750**	37,226	23	**120,875**	108,970	11
Distributions per Trust Unit	**0.69**	0.69	–	**2.07**	2.07	–
Long term debt	**202,923**	166,356	22	**202,923**	166,356	22
Unitholders' equity	**744,769**	461,712	61	**744,769**	461,712	61
OPERATIONS						
Daily Production – Oil (bbl/d)	**2,282**	2,156	6	**2,321**	2,340	(1)
– Natural gas (mmcf/d)	**97.5**	84.2	16	**88.7**	85.3	4
– Natural gas liquids (bbl/d)	**2,716**	3,531	(23)	**2,959**	3,080	(4)
– Oil equivalent (boe/d)	**21,252**	19,721	8	**20,063**	19,631	2
Average Prices (including hedging)						
– Oil ($/bbl)	**$ 69.55**	$ 47.40	47	**$ 60.82**	$ 43.33	40
– Natural gas ($/mcf)	**$ 9.26**	$ 6.72	38	**$ 8.09**	$ 7.01	15
– Natural gas liquids ($/bbl)	**$ 56.04**	$ 41.13	36	**$ 48.84**	$ 39.01	25
– Oil equivalent ($/boe)	**$ 57.18**	$ 41.25	39	**$ 50.04**	$ 41.75	20
UNIT TRADING						
Units traded (thousands)	**17,649**	9,899	78	**36,140**	31,286	16
Value traded ($ thousands)	**$ 424,168**	$ 199,158	113	**$ 823,056**	$ 587,793	40
Unit price – High	**$ 26.18**	$ 22.48		**$ 26.18**	$ 22.48	
– Low	**$ 21.50**	$ 18.83		**$ 19.60**	$ 16.51	
– Close	**$ 25.86**	$ 21.86		**$ 25.86**	$ 21.86	
Units outstanding (thousands)	**67,676**	53,983		**67,676**	53,983	

Forward-looking statements

This document contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "may," "expects" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this document and in the Fund's Annual Information Form, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.



FELLOW UNITHOLDERS

After closing the books on the third quarter, we were pleased to announce an increase in our monthly distribution to $0.30 per unit, up from the $0.23 per unit which had been in place since June 2003. On November 3, it was announced that the 30% increase would commence with our December distribution and be paid to unitholders of record as of November 30, 2005. The increase was warranted by the success of our acquisition program over the past year, primarily the accretive nature of the assets acquired, the success of our development program and a commodity price environment that has risen sharply and, based on futures pricing, should remain robust. The following third quarter highlights, combined with the healthy outlook for commodity prices, were key considerations in the distribution increase.

- We added 4,600 boe/d with the August 2 closing of the acquisition of Blizzard Energy Inc. (Blizzard).
- The full impact of the acquisitions of Outlook Energy Corp. (Outlook) and Blizzard will be seen going into the fourth quarter with an expected production increase of approximately 15% over last year's fourth quarter.
- Natural gas prices averaged $9.26/mcf, one of the highest ever for a quarterly period, while local futures prices for the coming winter are currently in excess of $11.00/mcf. Oil prices for the quarter set a new record averaging $69.55/bbl, although there has been some recent softening.
- Cash flow increased by 58% from third quarter 2004 due to higher volumes and commodity prices. We executed an active development program funded almost entirely by cash flow.
- We paid down debt with the proceeds of a $100 million "bought deal" financing which saw the issue of 4.1 million Trust Units at $24.45 each. This issue brought our debt back to roughly the same as before the acquisitions and to what we consider a very healthy level in the current environment.
- Our development drilling program regained momentum after delays caused by months of wet weather. We achieved a 95% success rate on 41 wells (8.2 net) drilled in the quarter.
- Shiningbank was advised by the Toronto Stock Exchange that it will be one of the income trusts included in the S&P/TSX Composite Index commencing in late 2005. The inclusion of income trusts in the index should improve liquidity within the sector and attract new investors.

While we are pleased to report such positive results, one issue has surfaced with the potential to impact the entire income trust sector; specifically, the federal government has announced a public consultation process on the taxation and economic efficiency of flow-through entities, including income trusts. We are preparing a submission to the government which will clearly state our objections to any changes to the tax structure that would reduce returns to unitholders and we will continue to advocate that position. We encourage our unitholders to write, phone or email their local members of Parliament and the Minister of Finance to make their position known. In response to inquiries from numerous Shiningbank unitholders, more information on how to respond is provided later in this message.

ASSIMILATING OUR ACQUISITIONS

Outlook Energy Corp.

The $31.9 million purchase of Outlook, a private natural gas focused company, added 480 boe/d in the quarter, 94% natural gas. This was lower than the 600 boe/d anticipated due to delays in our drilling and tie-in program resulting from wet weather and government regulatory processes, and some volume reductions from planned facilities maintenance. During the quarter we participated in four wells (1.3 net) on the Outlook lands, resulting in three gas wells (0.9 net) and one dry hole (0.4 net). Two of these wells have now been completed and will be tied-in and on production in the fourth quarter.

Blizzard Energy Inc.

The purchase of Blizzard boosted production by approximately 4,600 boe/d commencing on August 2, again, 95% natural gas. Production from the Blizzard properties was essentially on track with our expectations in the quarter.

Exploitation of these lands also commenced in the quarter with recompletions and tie-ins of wells in the Grande Prairie area. A further four wells (1.6 net) are scheduled for the fourth quarter. In the 100% working interest Sousa area, a major development program is being planned for this winter which will include drilling of more than 70 wells.

PRODUCTION GROWTH

Third quarter production increased 8% to 21,252 boe/d from third quarter 2004. When compared with second quarter 2005, production was up by 2,361 boe/d with volumes from Outlook and two months production from Blizzard. The tie-in of wells drilled earlier in the year was behind schedule due to weather-related delays. Record June rainfall in central Alberta combined with a wet spring prevented the tie-in of an estimated 500 boe/d of new production. We expect these wells to be on production by year end. Flood damage also caused the partial shut-in of the Caroline area for July and August resulting in the loss of approximately 400 boe/d for the quarter, however, these volumes were reinstated in September.

STRONG PRICING

Our quarterly gas prices averaged $9.26/mcf after a hedging loss of $0.14/mcf. This was the highest price recorded since first quarter 2001 when we averaged $9.74/mcf. This year, though, the price increase occurred in the summer, driven by strong electrical demand, an active hurricane season and high oil prices. Underlying those factors is general nervousness about the ability of gas supply to meet demand; a concern being exacerbated by questions about the level of recovery of production from the Gulf of Mexico, and the supply crunch that could unfold in the event of a colder than normal winter. As this is written, local gas price futures for the coming winter are in excess of $11.00/mcf. We expect prices to be volatile through the winter, but generally very strong and, accordingly, our gas production is largely unhedged for the winter.

Oil prices are coming off of their all-time highs as this is written. For the third quarter, realized prices set a new quarterly record averaging $69.55/bbl. We expect to see some short-term weakening in markets to levels below US$60/bbl, a price that will continue to provide excellent netbacks.

SUCCESSFUL DEVELOPMENT ACTIVITY

The third quarter really marked the start of our 2005 drilling season as wet field conditions through the spring and the early part of the summer hampered operations industry-wide. During the third quarter, we participated in 41 wells (8.2 net), which resulted in 35 gas wells (6.8 net), five oil wells (1.0 net) and one dry hole (0.4 net). With many of the wells, we participated with a low percentage interest, but we did operate the drilling of nine wells (5.7 net). We have commenced the completion and tie-in of wells drilled in the third quarter and expect most of them to be on production before year end. Shiningbank expects to participate in approximately 14 wells in the fourth quarter, seven operated.

FEDERAL INCOME TAX DEVELOPMENTS

Late in the quarter, the federal government issued a Consultation Paper aimed at assessing the tax and economic efficiency implications of flow-through entities, including income trusts, to determine if the current tax system is appropriate or should be modified. With no decisions expected until next year, a great deal of uncertainty has been introduced into the income trust market and the result has been an erosion of value in the sector.

From our perspective, we object to any changes to the current tax regime that would negatively impact cash flow and distributions from income trusts, and we will be stating that position in a submission to the government. Some changes being discussed would have the immediate impact of reducing distributions to unitholders through increased tax payments. The longer-term impacts of this are far-reaching and the issues are complex, but it is our opinion that the income trust sector, particularly energy trusts, has brought innovation, growth and a more efficient use of capital to corporate Canada. Shiningbank has been a major contributor to the strength of the energy trust sector for over nine years, with unitholders directly benefiting from our growth, solid asset management and strong cash distributions.

Copies of the Consultation Paper can be found on the Department of Finance website at:
http://www.fin.gc.ca/toce/2005/toirplf_e.html.

Written submissions can be made by:

Email: trusts-fiducies@fin.gc.ca
Mail: Denis Normand, Tax Policy Branch,
Business Income Tax Division, Department of Finance
17th floor, East Tower, 140 O'Connor St., Ottawa, ON, K1A OG5
Fax: (613) 943-8436.

We also encourage unitholders to contact their member of Parliament.
A directory of members of Parliament can be found at www.canada.gc.ca/directories/direct_e.html. Unitholders may also wish to contact the Minister of Finance, the Honourable Ralph Goodale:

Email: goodale.R@parl.gc.ca
Mail: The Honourable Ralph Goodale, Department of Finance,
140 O'Connor St., Ottawa, ON, K1A OG5
Fax: (613) 996-9790.

We strongly encourage our unitholders to make their feelings known to the government. **In what is primarily a political issue, the voices of individual voters and investors will be far more persuasive to government officials than the voice of corporate Canada.**

FOURTH QUARTER OUTLOOK

As we head into the fourth quarter, we are expecting strong production due to the full impact of Blizzard and our revitalized drilling program. Commodity prices remain highly robust for all of our production and cash flow is expected to be very strong, allowing us to fund most, if not all, of our capital expenditures with cash flow in the fourth quarter.



DAVID M. FITZPATRICK
President and Chief Executive Officer

November 2, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three and nine month periods ended September 30, 2005. This information is provided as of November 2, 2005. The third quarter and nine month results have been compared with the corresponding periods in 2004. This MD&A should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2004 and 2003, together with the accompanying notes, and the Annual Information Form ("AIF") for the year ended December 31, 2004. These documents and additional information about the Fund are available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

Management believes that cash flow and operating netbacks are useful supplemental measures. All references to cash flow throughout this MD&A are based on cash flow before changes in non-cash working capital, which management uses to analyze operating performance and leverage. Cash flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers cash flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netbacks, which are calculated as average unit sales price less royalties, transportation costs and operating costs, represent the cash margin for product sold, calculated on a boe basis. The Fund considers operating netbacks a key measure as it indicates the relative performance of crude oil and natural gas assets. Cash flow and operating netbacks as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "may," "expects" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this MD&A and in the AIF, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

BARREL OF OIL EQUIVALENT

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

REPORTING CURRENCY

All figures are in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

PRODUCTION VOLUMES

Daily Production Volumes

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Oil (bbl/d)	**2,282**	2,156	6	**2,321**	2,340	(1)
Natural gas (mmcf/d)	**97.5**	84.2	16	**88.7**	85.3	4
Natural gas liquids (bbl/d)	**2,716**	3,531	(23)	**2,959**	3,080	(4)
Oil equivalent (boe/d)	**21,252**	19,721	8	**20,063**	19,631	2
Natural gas % of production	**76%**	71%	5	**74%**	72%	2

Daily production for the third quarter averaged 21,252 boe/d, up 8% from the same period last year. For the nine months ended September 30, 2005, daily production volumes averaged 20,063 boe/d, 2% higher than in 2004. Natural gas accounted for the majority of the volume increases as a result of the natural gas-rich properties acquired during the third quarter. The most significant acquisition was the Blizzard Energy Inc. ("Blizzard") acquisition for $269.7 million, including $44.3 million in working capital deficiency, which closed August 2, 2005. This, along with the Outlook Energy Corp. ("Outlook") acquisition, which closed June 21, 2005, contributed 15% to third quarter 2005 production and 5% to production in the nine month period. These acquisitions were partially offset by the loss of 400 boe/d in the third quarter due to pipeline damage caused by unprecedented flooding in southern Alberta in June 2005 and by the natural declines of producing properties, which are estimated to average 13% – 15% per year. Production for the fourth quarter of 2005, including Blizzard and Outlook, is anticipated to average 23,500 to 24,000 boe/d.

PRICING – INCLUDING HEDGING ACTIVITY

Average Prices – After Hedging

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Average Prices						
Oil ($/bbl)	**$ 69.55**	$ 47.40	47	**$ 60.82**	$ 43.33	40
Natural gas ($/mcf)	**$ 9.26**	$ 6.72	38	**$ 8.09**	$ 7.01	15
Natural gas liquids ($/bbl)	**$ 56.04**	$ 41.13	36	**$ 48.84**	$ 39.01	25
Oil equivalent ($/boe)	**$ 57.18**	$ 41.25	39	**$ 50.04**	$ 41.75	20
Benchmark Prices						
WTI (US$/bbl)	**$ 63.19**	$ 43.88	44	**$ 55.40**	$ 39.11	42
AECO natural gas (Cdn$/mcf)	**$ 8.17**	$ 6.66	23	**$ 7.41**	$ 6.69	11

Natural Gas

Shiningbank's realized natural gas prices averaged $9.26/mcf for the quarter, 38% higher than third quarter 2004. Year to date, the average price was up 15% at $8.09/mcf. Hedging decreased the gas price by $0.14/mcf for the quarter and $0.06/mcf for the nine month period. This compares with a 2004 hedging loss of $0.07/mcf for the quarter and $0.06/mcf for the nine months. Benchmark futures prices remain high with upcoming winter prices currently in excess of $11.00/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $69.55/bbl, up 47% from third quarter 2004. Realized oil prices for the first nine months were $60.82/bbl, 40% higher than in the same period in 2004. Hedging reduced the price by $2.01/bbl for the quarter and $1.08/bbl year to date, compared with 2004 hedging losses of $7.67/bbl for the quarter and $4.42/bbl year to date.

The benchmark West Texas Intermediate ("WTI") price averaged 44% higher for the third quarter and 42% year to date. Oil prices continue to be exceptionally high, with WTI futures averaging over US$60.00/bbl for the remainder of 2005.

NGL prices were also strong reflecting high oil prices. The quarterly average NGL price was 36% higher than in third quarter 2004 at $56.04/bbl, and 25% higher year to date at $48.84/bbl.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of cash flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65/GJ floor $7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90/GJ floor $9.50/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$10.00/GJ floor $15.15/GJ ceiling
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.00/bbl ceiling

REVENUES

	Three months ended September 30,				Nine months ended September 30,			
(000s)	2005	% of Revenue	2004	% of Revenue	2005	% of Revenue	2004	% of Revenue
Oil	**$ 15,024**	**13**	$ 10,924	15	**$ 39,217**	**14**	$ 30,621	14
Natural gas	**84,486**	**76**	52,552	70	**197,417**	**72**	165,188	73
Natural gas liquids	**14,004**	**12**	13,359	18	**39,457**	**14**	32,917	15
Other income (loss)	**(40)**	**–**	(121)	–	**1,037**	**–**	490	–
Gas hedging	**(1,288)**	**(1)**	(480)	(1)	**(1,324)**	**–**	(1,319)	(1)
Oil hedging	**(423)**	**–**	(1,521)	(2)	**(680)**	**–**	(2,836)	(1)
	$ 111,763	**100**	$ 74,713	100	**$ 275,124**	**100**	$ 225,061	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended September 30,	Nine months ended September 30,
(000s)	2005/2004	2005/2004
Oil and natural gas liquids		
Volume decrease	**$ (2,534)**	**$ (1,740)**
Price increase	**8,377**	**19,032**
Net increase	**$ 5,843**	**$ 17,292**
Natural gas		
Volume increase	**$ 8,218**	**$ 5,970**
Price increase	**22,908**	**26,254**
Net increase	**$ 31,126**	**$ 32,224**

ROYALTIES

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Total royalties, net (000s)	**$ 23,320**	$ 13,321	75	**$ 58,924**	$ 44,771	32
As a % of revenue	**20.9%**	17.8%	17	**21.4%**	19.9%	8
Per boe	**$ 11.93**	$ 7.34	63	**$ 10.76**	$ 8.32	29

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate was higher in 2005 mainly due to a one-time credit received in the third quarter of 2004 relating to 2003 Crown royalties. The Fund expects royalty rates to average 22.5% for the remainder of 2005.

TRANSPORTATION COSTS

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Transportation costs (000s)	**$ 1,400**	$ 1,489	(6)	**$ 3,642**	$ 4,364	(17)
Per boe	**$ 0.72**	$ 0.82	(12)	**$ 0.66**	$ 0.81	(19)

On a boe basis, transportation costs declined 12% from third quarter 2004 and 19% year to date. The decrease resulted from the termination of certain unutilized transportation service commitments earlier in 2005. These terminations are not expected to impact the Fund's ability to market its production.

OPERATING COSTS

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Operating costs (000s)	**$ 14,034**	$ 13,514	4	**$ 39,755**	$ 37,227	7
Per boe	**$ 7.18**	$ 7.45	(4)	**$ 7.26**	$ 6.92	5

Operating costs on a boe basis decreased 4% from third quarter 2004 due to the incorporation of the Blizzard assets which have lower operating costs. This was partially offset by higher field and plant maintenance costs in most other areas, and extra costs associated with the second quarter flooding in southern Alberta. This resulted in year to date operating costs on a boe basis increasing 5%. Operating costs are expected to average $7.00/boe for the remainder of 2005.

OPERATING NETBACKS

	Three months ended September 30,			Nine months ended September 30,		
($/boe)	2005	2004	%	2005	2004	%
Oil and natural gas sales	**$ 57.18**	$ 41.25	39	**$ 50.04**	$ 41.75	20
Other income (loss)	**(0.02)**	(0.07)	(71)	**0.19**	0.09	111
Royalties	**(11.93)**	(7.34)	63	**(10.76)**	(8.32)	29
Transportation costs	**(0.72)**	(0.82)	(12)	**(0.66)**	(0.81)	(19)
Operating costs	**(7.18)**	(7.45)	(4)	**(7.26)**	(6.92)	5
Operating netbacks	**$ 37.33**	$ 25.57	46	**$ 31.55**	$ 25.79	22

Operating netbacks increased 46% quarter over quarter and 22% year over year due mainly to higher commodity prices and lower transportation costs. This was partially offset by higher royalty costs.

GENERAL AND ADMINISTRATIVE COSTS

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
General and administrative costs (000s)	**$ 2,101**	$ 1,571	34	**$ 6,028**	$ 4,995	21
Per boe	**$ 1.07**	$ 0.87	23	**$ 1.10**	$ 0.93	18
Per average Trust Unit	**$ 0.03**	$ 0.03	–	**$ 0.11**	$ 0.10	10

General and administrative costs on a boe basis increased 23% from third quarter 2004 and 18% year to date. These increases were due to higher activity levels related to acquisition and development activities, and increasing costs due to additional regulatory requirements. Costs are expected to average $1.25/boe for full year 2005.

INTEREST ON LONG TERM DEBT

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Interest on long term debt (000s)	**$ 2,617**	$ 1,498	75	**$ 6,392**	$ 4,400	45
Per boe	**$ 1.34**	$ 0.83	61	**$ 1.17**	$ 0.82	43
Per average Trust Unit	**$ 0.04**	$ 0.03	33	**$ 0.11**	$ 0.09	22

Interest expense per average Trust Unit, which includes bank charges, increased 33% from third quarter 2004 and 22% year over year due to higher debt levels resulting from the funding of acquisitions and capital expenditures. Shiningbank is currently in compliance with all external debt covenants.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Depletion, depreciation and accretion (000s)	**$ 38,451**	$ 29,564	30	**$ 98,455**	$ 86,512	14
Per boe	**$ 19.67**	$ 16.29	21	**$ 17.98**	$ 16.08	12

Depletion, depreciation and accretion per boe rose 21% for the third quarter and 12% year over year. These increases were primarily related to the effect of the acquisitions in 2004 and 2005.

TRUST UNIT INCENTIVE COMPENSATION

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Trust Unit incentive compensation (000s)	**$ 643**	$ 328	96	**$ 1,865**	$ 930	101
Per boe	**$ 0.33**	$ 0.18	83	**$ 0.34**	$ 0.17	100

During third quarter 2005, four new issues aggregating 80,000 Trust Unit rights were granted (2004 – two issues aggregating 70,000). Eight new issues aggregating 847,500 Trust Unit rights were granted during the nine months ended September 30, 2005 (2004 – five issues aggregating 565,000). The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total third quarter 2005 expense of $643,000 (2004 – $328,000) represented the fair value of rights issued during 2003 through to 2005 and which vested in third quarter 2005. During the nine months ended September 30, 2005, the total expense was $1.9 million (2004 – $930,000). All of these costs are "non-cash" costs and are not deducted in calculating distributions to Unitholders.

INTERNALIZATION OF MANAGEMENT CONTRACT

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Internalization of management contract (000s)	**$ 368**	$ 735	(50)	**$ 1,104**	$ 2,204	(50)
Per boe	**$ 0.19**	$ 0.41	(54)	**$ 0.20**	$ 0.41	(51)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid a fee equal to 3.25% of net operating income, a fee of 1.5% on the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During third quarter 2005, $368,000 (2004 – $735,000) was expensed, representing the amortization of these escrowed Exchangeable Shares. During the nine months ended September 30, 2005, $1.1 million was expensed (2004 – $2.2 million).

TAXES

	Three months ended September 30,			Nine months ended September 30,		
	2005	2004	%	2005	2004	%
Capital and large corporation taxes (000s)	**$ 570**	$ 396	44	**$ 796**	$ 1,025	(22)
Future income tax recovery (000s)	**$ (2,736)**	$ (3,603)	(24)	**$ (5,988)**	$ (12,135)	(51)
Per boe	**$ (1.11)**	$ (1.77)	(37)	**$ (0.94)**	$ (2.07)	(55)

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to Unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities.

NET EARNINGS

Shiningbank's third quarter earnings were $31.0 million (2004 – $15.9 million) or $0.51 per Trust Unit, basic and $0.50 diluted (2004 – $0.30 basic, $0.29 diluted). Year to date net earnings were $64.2 million (2004 – $50.8 million) or $1.13 per Trust Unit basic, $1.11 diluted (2004 – $0.99 basic, $0.97 diluted).

DISTRIBUTIONS TO UNITHOLDERS

	Three months ended September 30,			Nine months ended September 30,		
(000s except per Trust Unit amounts)	2005	2004	%	2005	2004	%
Cash flow before change in non-cash working capital	**$ 67,721**	$ 42,924	58	**$ 158,583**	$ 127,658	24
Capital expenditures	**(24,690)**	(22,391)	10	**(50,422)**	(43,016)	17
Asset retirement expenditures	**32**	(258)	(112)	**(878)**	(476)	84
Working capital adjustments	**2,687**	16,951	(84)	**13,592**	24,804	(45)
Distributions to Unitholders	**$ 45,750**	$ 37,226	23	**$ 120,875**	$ 108,970	11
Distributions per Trust Unit	**$ 0.69**	$ 0.69	–	**$ 2.07**	$ 2.07	–
Trust Units outstanding, end of period	**67,676**	53,983	25	**67,676**	53,983	25

Total distributions to Unitholders increased 23% for the third quarter and 11% year to date over 2004. The increased cash flow was based on large gains in pricing for oil and NGL and strong gas prices.

On a per Trust Unit basis, distributions were consistent in both periods at $0.69 for the quarter and $2.07 year to date. The increase in the number of Trust Units outstanding offset the higher cash flow. The Fund paid out 68% of its cash flow from the third quarter 2005, and 76% year to date.

QUARTERLY FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	September 30, 2005	June 30, 2005	March 31, 2005	December 31, 2004
Oil and natural gas sales	**$ 111,763**	$ 83,222	$ 80,139	$ 82,453
Net earnings before income tax	**28,259**	17,015	12,889	13,974
Per Trust Unit – basic	**0.46**	0.31	0.24	0.26
Per Trust Unit – diluted	**0.46**	0.31	0.23	0.25
Net earnings after income tax	**30,995**	18,781	14,375	88,038
Per Trust Unit – basic	**0.51**	0.34	0.26	1.62
Per Trust Unit – diluted	**0.50**	0.34	0.26	1.60
Cash flow before change in non-cash working capital	**67,721**	46,353	44,509	47,220
Per weighted average Trust Unit	**1.11**	0.85	0.81	0.87
Distributions to Unitholders	**45,750**	37,628	37,497	37,390
Per Trust Unit	**0.69**	0.69	0.69	0.69
Payout ratio	**68%**	81%	84%	79%

	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Oil and natural gas sales	$ 74,713	$ 80,723	$ 69,625	$ 58,474
Net earnings before income tax	12,297	12,851	13,485	6,092
Per Trust Unit – basic	0.24	0.24	0.29	0.14
Per Trust Unit – diluted	0.23	0.24	0.28	0.14
Net earnings after income tax	15,900	16,072	18,796	5,354
Per Trust Unit – basic	0.30	0.30	0.40	0.12
Per Trust Unit – diluted	0.29	0.29	0.39	0.12
Cash flow before change in non-cash working capital	42,924	45,190	39,544	30,082
Per weighted average Trust Unit	0.80	0.84	0.84	0.68
Distributions to Unitholders	37,226	36,977	34,767	30,629
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	87%	82%	88%	102%

Quarterly fluctuations are primarily the result of production increases due to acquisitions, volumes added through the Fund's development drilling program and realized commodity prices which can be extremely volatile.

Volume increases from acquisitions occurred through the acquisition of Birchill Resources Limited (second quarter 2004), the acquisition of Outlook (second quarter 2005), and again with the acquisition of Blizzard (third quarter 2005). The Fund's development drilling program strives to replace natural declines on the production base, with results fluctuating depending on field access for equipment and drilling success. Shiningbank's drilling success rate in the first nine months of 2005 was 98%.

Natural gas prices remained strong through the past eight quarters with a sharp increase in third quarter 2005. Oil prices increased substantially in late 2004 and continued to rise in 2005. Distributions per Trust Unit have remained constant through the eight quarters presented as the incremental cash flow derived from higher commodity prices was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding.

COSTS OF ACQUISITIONS AND DEVELOPMENT

During second quarter 2005, Shiningbank spent $31.9 million, including $496,000 in working capital deficiency, on the acquisition of Outlook. Shiningbank spent $269.7 million, including $44.3 million in working capital deficiency, on the acquisition of Blizzard during third quarter 2005.

A total of $24.7 million was spent on drilling and new facilities during the third quarter and $50.4 million in the first nine months of 2005, compared with $22.4 million and $43.0 million, respectively, for the same periods in 2004. Cash flow funded $22.0 million of the third quarter expenditures and $36.8 million of the year to date expenditures, with the balance funded by bank debt and proceeds from the Fund's Distribution Reinvestment Plan.

LIQUIDITY AND CAPITAL RESOURCES

Shiningbank's ability to grow depends on access to bank lines of credit and periodic equity infusions. Smaller acquisitions through the course of a year may be funded by a combination of bank debt, cash flow and proceeds from the Fund's Distribution Reinvestment Plan. Equity is issued to fund single large acquisitions, or to pay down bank debt acquired following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

LONG TERM DEBT

The Fund has a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $202.9 million was drawn at September 30, 2005. This facility was increased from $250 million on August 2, 2005 as a result of the Blizzard acquisition. The revolving period extends to April 27, 2006, at which time the facility, unless renewed, reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2006. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to cash flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. The Fund's total debt to cash flow ratio was 0.7:1 for the quarter ended September 30, 2005.

UNITHOLDERS' EQUITY

On August 2, 2005, the Fund issued 8,837,793 Trust Units at $20.12 each to Blizzard shareholders in connection with the Blizzard acquisition. On September 28, 2005, the Fund issued 4,100,000 Trust Units at $24.45 to repay bank indebtedness incurred in connection with the Blizzard and Outlook acquisitions. An additional 193,139 Trust Units were issued during the third quarter (576,876 year to date) under the Trust Unit Rights Incentive Plan and the Distribution Reinvestment Plan.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of November 3, 2005, the Fund had 67,708,571 Trust Units, 248,482 non-escrowed Exchangeable Shares and 353,614 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next three years under the terms of two escrow agreements. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of September 30, 2005, the exchange rate was 1.42010 Trust Units for each Exchangeable Share.

CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
(000s)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long term debt principal[1]	$ 202,923	$ –	$ 202,923	$ –	$ –
Operating leases	9,951	1,682	4,181	4,088	–
Pipeline transportation	3,728	1,144	2,289	295	–
Total obligations	$ 216,602	$ 2,826	$ 209,393	$ 4,383	$ –

[1] *Assumes that the revolving credit line is not renewed in April 2006.*

Shiningbank has on-going capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of cash flow, debt financing and periodic equity financing.

IMPACT OF NEW ACCOUNTING POLICIES

NON-CONTROLLING INTEREST

On March 8, 2005 and effective for second quarter 2005, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants amended its position on the reporting of exchangeable securities issued by subsidiaries of income trusts. The amendment states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. Shiningbank's Exchangeable Shares meet the specified criteria and therefore, the current treatment of reporting exchangeable securities as equity on the balance sheet continues to be appropriate.

CRITICAL ACCOUNTING ESTIMATES

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

RESERVES

The Fund must estimate its reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Environmental, Corporate Governance and Reserve Review Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

ASSET RETIREMENT OBLIGATION

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

CONSOLIDATED BALANCE SHEETS

($ thousands)	September 30, 2005 (unaudited)	December 31, 2004 (audited)
ASSETS		
Current assets		
Accounts receivable	**$ 63,947**	$ 50,712
Prepaid expenses	**7,306**	4,471
	71,253	55,183
Fixed assets (note 3)		
Petroleum and natural gas properties and equipment	**1,496,419**	1,133,426
Accumulated depletion and depreciation	**(461,565)**	(364,814)
	1,034,854	768,612
Goodwill	**53,100**	1,710
Other assets	**889**	1,292
	$ 1,160,096	$ 826,797
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	**$ 63,938**	$ 40,268
Trust Unit distributions payable	**31,139**	24,930
	95,077	65,198
Long term debt (note 2)	**202,923**	182,147
Future income taxes	**86,578**	33,266
Asset retirement obligation	**30,749**	30,242
Unitholders' equity		
Trust Units (note 4)	**990,248**	706,954
Exchangeable Shares (note 4)	**7,905**	7,019
Contributed surplus (note 4)	**2,785**	1,416
Accumulated earnings	**372,668**	308,517
Accumulated Trust Unit distributions	**(628,837)**	(507,962)
	744,769	515,944
	$ 1,160,096	$ 826,797

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND UNITHOLDERS' EQUITY

(unaudited) ($ thousands, except per Trust Unit amounts)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Revenues				
Oil and natural gas sales	**$ 111,763**	$ 74,713	**$ 275,124**	$ 225,061
Royalties	**23,320**	13,321	**58,924**	44,771
	88,443	61,392	**216,200**	180,290
Expenses				
Transportation	**1,400**	1,489	**3,642**	4,364
Operating	**14,034**	13,514	**39,755**	37,227
General and administrative	**2,101**	1,571	**6,028**	4,995
Interest on long term debt	**2,617**	1,498	**6,392**	4,400
Depletion, depreciation and accretion	**38,451**	29,564	**98,455**	86,512
Trust Unit incentive compensation (note 4)	**643**	328	**1,865**	930
Internalization of management contract	**368**	735	**1,104**	2,204
	59,614	48,699	**157,241**	140,632
Earnings before taxes	**28,829**	12,693	**58,959**	39,658
Capital and large corporation taxes	**570**	396	**796**	1,025
Future income tax recovery	**(2,736)**	(3,603)	**(5,988)**	(12,135)
Net earnings	**$ 30,995**	$ 15,900	**$ 64,151**	$ 50,768
Unitholders' equity, beginning of period	**482,289**	477,546	**515,944**	364,215
Issue of Trust Units (note 4)	**276,530**	5,578	**283,294**	153,925
Change in Exchangeable Shares, net (note 4)	**150**	(206)	**886**	1,263
Change in contributed surplus	**555**	120	**1,369**	511
Distributions to Unitholders	**(45,750)**	(37,226)	**(120,875)**	(108,970)
Unitholders' equity, end of period	**$ 744,769**	$ 461,712	**$ 744,769**	$ 461,712
Net earnings per Trust Unit (note 4)				
Basic	**$ 0.51**	$ 0.30	**$ 1.13**	$ 0.99
Diluted	**$ 0.50**	$ 0.29	**$ 1.11**	$ 0.97

See selected accompanying notes to the interim financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) ($ thousands)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Operating activities				
Net earnings	**$ 30,995**	$ 15,900	**$ 64,151**	$ 50,768
Items not requiring cash				
Depletion, depreciation and accretion	**38,451**	29,564	**98,455**	86,512
Internalization of management contract	**368**	735	**1,104**	2,204
Trust Unit incentive compensation	**643**	328	**1,865**	930
Gain on sale of other assets	**–**	–	**(1,004)**	(621)
Future income tax recovery	**(2,736)**	(3,603)	**(5,988)**	(12,135)
Cash flow before change in non-cash working capital	**67,721**	42,924	**158,583**	127,658
Asset retirement expenditures	**32**	(258)	**(878)**	(476)
Change in non-cash working capital (note 5)	**(47,126)**	3,531	**(33,554)**	(16,108)
	20,627	46,197	**124,151**	111,074
Financing activities				
Increase (decrease) in long term debt	**(4,509)**	(2,262)	**20,776**	44,665
Distributions to Unitholders	**(45,750)**	(37,226)	**(120,875)**	(108,970)
Issue of Trust Units	**98,408**	4,429	**104,764**	152,565
	48,149	(35,059)	**4,665**	88,260
Change in non-cash working capital (note 5)	**6,040**	155	**6,209**	4,413
	54,189	(34,904)	**10,874**	92,673
Total cash provided	**$ 74,816**	$ 11,293	**$ 135,025**	$ 203,747
Investing activities				
Property acquisitions	**$ (1,942)**	$ 141	**$ (3,275)**	$ (2,026)
Corporate acquisitions	**(47,659)**	(46)	**(79,019)**	(177,066)
Capital expenditures	**(24,690)**	(22,391)	**(50,422)**	(43,016)
Long term investments	**–**	(2)	**–**	(23)
Proceeds on sale of fixed assets	**5**	543	**(51)**	3,085
Proceeds on sale of other assets	**–**	–	**1,336**	1,000
	(74,286)	(21,755)	**(131,431)**	(218,046)
Change in non-cash working capital (note 5)	**(530)**	10,462	**(3,594)**	14,299
Total cash used	**$ (74,816)**	$ (11,293)	**$ (135,025)**	$ (203,747)

See selected accompanying notes to the interim financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the periods ended September 30, 2005 and 2004

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2004 unless otherwise disclosed. The disclosures provided below are incremental to those included with the audited annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto contained in the Fund's 2004 annual report.

2. LONG TERM DEBT

Shiningbank Energy Ltd. (the "Corporation") has a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $202.9 million was drawn at September 30, 2005. The revolving period extends to April 27, 2006. If the revolving facility is not renewed on that date, it will revert to a two year term with principal payments commencing on July 28, 2006. The facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from operating subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to cash flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee.

3. FIXED ASSETS

a) Acquisition of Outlook Energy Corp.

Effective June 21, 2005, the Corporation acquired the issued and outstanding common shares of Outlook Energy Corp. ("Outlook") for $31.4 million. The acquisition was accounted for by the purchase method and the results of operations of Outlook are included in the accounts from the closing date. The following allocation of net assets acquired is a preliminary calculation which is subject to change with regards to closing adjustments and other items.

Cash consideration	$	31,210
Related fees and expenses		150
Cost of acquisition	$	31,360
Working capital deficiency	$	(496)
Future income taxes		(7,800)
Asset retirement obligation		(806)
Goodwill		7,601
Petroleum and natural gas properties and equipment		32,861
Total consideration	$	31,360

(b) Acquisition of Blizzard Energy Inc.

Effective August 2, 2005, the Corporation acquired Blizzard Energy Inc. ("Blizzard") pursuant to a Plan of Arrangement for $225.5 million. The acquisition was accounted for by the purchase method and the results of operations of Blizzard are included in the accounts from the closing date. The following allocation of net assets acquired is a preliminary calculation which is subject to change with regards to closing adjustments and other items.

Fair value of Shiningbank Trust Units	$ 177,816
Cash consideration	46,600
Related fees and expenses	1,059
Cost of acquisition	$ 225,475
Working capital deficiency	$ (44,252)
Future income taxes	(51,500)
Asset retirement obligation	(2,802)
Goodwill	43,789
Petroleum and natural gas properties and equipment	280,240
Total consideration	$ 225,475

4. TRUST UNITS

(a) Authorized

300,000,000 Trust Units

(b) Issued

	Number	Amount (000s)
Balance, December 31, 2004	54,140,619	$ 706,954
Issued on acquisition (note 3)	8,837,793	177,816
Issued for cash	4,100,000	100,245
Issued on exercise of rights	307,734	3,930
Issued for cash under Distribution Reinvestment Plan	269,142	5,961
Issued on conversion of Exchangeable Shares	21,156	218
Less: Commissions and issue costs		(5,372)
Transfer from contributed surplus on exercise of rights		496
Balance, September 30, 2005	67,676,444	$ 990,248

(c) Exchangeable Shares[1]

	Number	Amount (000s)
Balance, December 31, 2004	263,482	$ 7,019
Conversion of Exchangeable Shares	(15,000)	(218)
Amortization of deferred portion		1,104
Balance, September 30, 2005	248,482	$ 7,905
Exchange ratio, September 30, 2005	1.42010	
Trust Units issuable upon conversion of non-escrowed shares	352,869	
Trust Units issuable upon conversion of 353,614 escrowed shares	502,167	
Total Trust Units issuable upon conversion of all shares	855,036	

[1] *The Exchangeable Shares are non-transferable.*

(d) Trust Unit Rights Incentive Plan

At September 30, 2005, there were 1,896,667 (2004 – 1,451,668) rights outstanding, of which 537,500 (2004 – 465,001) were exercisable at a weighted average exercise price of $13.16 (2004 – $13.55).

	Number	Weighted Average Exercise Price
Balance, December 31, 2004	**1,396,901**	**$ 14.74**
Granted	**847,500**	**21.63**
Exercised	**(307,734)**	**12.77**
Forfeited	**(40,000)**	**19.76**
Balance before reduction of exercise price	**1,896,667**	**$ 18.03**
Reduction of exercise price		**(0.96)**
Balance, September 30, 2005	**1,896,667**	**$ 17.07**

The following table summarizes information about the outstanding and exercisable rights at September 30, 2005:

	Rights Outstanding			Rights Exercisable	
Range of Exercise Prices	Number Outstanding at September 30, 2005	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at September 30, 2005	Weighted Average Exercise Price
$9.00 to $13.99	**574,168**	**6.6**	**$ 11.92**	**166,668**	**$ 11.05**
$14.00 to $19.99	**504,999**	**8.4**	**$ 16.73**	**352,499**	**$ 13.90**
$20.00 to $25.00	**817,500**	**9.3**	**$ 20.89**	**18,333**	**$ 18.05**
$9.00 to $25.00	**1,896,667**	**8.2**	**$ 17.07**	**537,500**	**$ 13.16**

Shiningbank recorded Trust Unit incentive compensation expense of $1,865,000 for the nine months ended September 30, 2005 (2004 – $930,000) and $643,000 for the quarter (2004 – $328,000) for rights issued between 2003 and 2005, and which vested in 2005.

During the first nine months of 2005, $496,000 (2004 – $419,000) of contributed surplus was transferred to Trust Unit equity in respect of rights exercised during the period. For the third quarter, $88,000 (2004 – $208,000) was transferred.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	Amount (000s)
Balance, December 31, 2004	**$ 1,416**
Trust Unit incentive compensation	**1,865**
Net benefit on rights exercised [1]	**(496)**
Balance, September 30, 2005	**$ 2,785**

[1] *Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to Unitholders' capital.*

The $4.0 million fair value of the 847,500 rights issued during the first nine months of 2005 ($400,000 fair value of the 80,000 rights issued during the third quarter) was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 3.78 to 4.21% (3.78 to 3.94% for the third quarter), volatility of 60%, life of 10 years, and a distribution yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the exercise price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. The rights granted on January 1, 2002 became fully vested on January 1, 2005 and therefore, no Trust Unit incentive compensation expense related to those rights would have been recorded during the quarter. For the nine months ended September 30, 2004, Shiningbank's net income would have decreased by $381,000 ($127,000 for the quarter) due to additional Trust Unit incentive compensation expense related to those rights. As a result of the additional expense, net earnings per Trust Unit for the nine months ended September 30, 2004 would have been $0.98 ($0.96 diluted), as compared to the $0.99 ($0.97 diluted) previously reported. Third quarter 2004 net earnings per Trust Unit would have been $0.29, basic and diluted, as compared to the $0.30 ($0.29 diluted) previously reported.

(e) Per Trust Unit amounts

For the nine months ended September 30, 2005, the weighted average number of Trust Units and non-escrowed Exchangeable Shares outstanding was 56,797,492 (2004 – 51,470,271) and for the three months ended September 30, 2005 was 60,895,421 (2004 – 53,876,524). In computing diluted net earnings per Trust Unit, the dilutive effect of Trust Unit rights and escrowed Exchangeable Shares added 811,028 Trust Units (2004 – 1,113,160) for the nine months ended September 30, 2005 and 848,169 (2004 – 1,096,461) for the three months ended September 30, 2005 to the weighted average number of Trust Units outstanding.

5. OTHER CASH FLOW DISCLOSURES

	Three months ended September 30,		Nine months ended September 30,	
(000s)	2005	2004	2005	2004
Change in non-cash operating working capital				
Business acquisitions (note 3)	**$ (44,252)**	$ (53)	**$ (44,748)**	$ (7,120)
Accounts receivable	**(19,973)**	8,845	**(13,235)**	(8,770)
Prepaid expenses	**(2,850)**	(540)	**(2,835)**	(2,253)
Accounts payable and accrued liabilities	**19,949**	(4,721)	**27,264**	2,035
	$ (47,126)	$ 3,531	**$ (33,554)**	$ (16,108)
Change in non-cash financing working capital				
Distributions payable to Unitholders	**$ 6,040**	$ 155	**$ 6,209**	$ 4,413
Change in non-cash investing working capital				
Accounts payable for capital accruals	**$ (530)**	$ 10,462	**$ (3,594)**	$ 14,299
Cash payments				
Cash payments made for taxes	**$ 28**	$ 395	**$ 120**	$ 696
Cash payments made for interest	**$ 2,785**	$ 2,555	**$ 6,486**	$ 4,558

6. FINANCIAL INSTRUMENTS

At September 30, 2005, Shiningbank held certain oil and natural gas hedge contracts, the terms of which are listed in the following table. The estimated market value at September 30, 2005, had the contracts been settled at that time, would have been a loss of $7.8 million.

Period	Commodity	Volume	Price
April 1, 2005 – December 31, 2005	Gas	5,000 GJ/d	$5.00/GJ floor $6.39/GJ ceiling
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.70/GJ
April 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.65/GJ floor $7.75/GJ ceiling
May 1, 2005 – October 31, 2005	Gas	5,000 GJ/d	$6.90/GJ floor $9.50/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$10.00/GJ floor $15.15/GJ ceiling
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
February 1, 2005 – December 31, 2005	Oil	500 bbl/d	US$40.00/bbl floor US$55.40/bbl ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.00/bbl ceiling

CORPORATE INFORMATION

HEAD OFFICE

Suite 1310, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6
Tel: (403) 268-7477
Fax: (403) 268-7499
Toll free: (866) 268-7477
E-mail: irinfo@shiningbank.com
Website: www.shiningbank.com

TRUSTEE

Computershare Trust Company of Canada
Calgary, Alberta

AUDITORS

KPMG LLP
Calgary, Alberta

ENGINEERING CONSULTANTS

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Gowling Lafleur Henderson LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

Toronto Stock Exchange
Symbol: SHN.UN

BOARD OF DIRECTORS

Arne R. Nielsen
Chairman

David M. Fitzpatrick
President and Chief Executive Officer

D. Grant Gunderson
Director

Edward W. Best
Director

Warren D. Steckley
Director

Richard W. Clark
Director

OFFICERS

David M. Fitzpatrick
President and Chief Executive Officer

Bruce K. Gibson
Vice President, Finance and Chief Financial Officer

Gregory D. Moore
Vice President, Operations

Terry P. Prokopy
Vice President, Land

Alan G. Glessing
Controller

Murray J. Desrosiers
Corporate Secretary and General Counsel

Certification of Interim Filings during Transition Period

I, Bruce K. Gibson, Vice President, Finance and Chief Financial Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 4, 2005

(signed) "Bruce K. Gibson"
Bruce K. Gibson
Vice President, Finance and
Chief Financial Officer

Certification of Interim Filings during Transition Period

I, David M. Fitzpatrick, President and Chief Executive Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 4, 2005

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer

SHININGBANK
Energy Income Fund

January 19, 2006 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces February 2006 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for February 2006 will be **C$0.30 per unit.** This is the third consecutive month of the $0.30 per unit payment, which reflects an increase of 30% from the previous distribution of $0.23 per unit. **The distribution is payable on February 15, 2006 to unitholders of record on January 31, 2006. The ex-distribution date is January 27, 2006.**

The distribution is reflective of stable production performance and strength in natural gas prices. Future distributions, as always, are subject to change as dictated by commodity prices, operations and future business development.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 78%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

SHININGBANK
Energy Income Fund

December 15, 2005 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces January 2006 monthly distribution and an expanded capital program

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for January 2006 will be **C$0.30 per unit.** This is the second consecutive month of the $0.30 per unit payment, which reflects an increase of 30% from the previous distribution of $0.23 per unit. **The distribution is payable on January 15, 2006 to unitholders of record on December 31, 2005. The ex-distribution date is December 28, 2005.**

The distribution is reflective of stable production performance and continued strength in natural gas prices. Future distributions, as always, are subject to change as dictated by commodity prices, operations and future business development.

Shiningbank is also pleased to announce a $90 million capital program for 2006. The expanded program will target natural gas developmental drilling opportunities in the following key areas: Sousa, Ferrier, Grande Prairie and Monias.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 78%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations

A-64

SHININGBANK
Energy Income Fund

February 2, 2006

TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy Announces Corporate Appointments

Mr. David Fitzpatrick, President and C.E.O., is pleased to announce the appointments of Gregory Moore to Chief Operating Officer and Bruce Thornhill to Vice President, Geology. Both these appointments reflect Shiningbank's expanding operations and development activities.

Mr. Moore has been with Shiningbank since its inception in 1996. He is a graduate of Acadia University and Nova Scotia Technical College in Chemical Engineering. Greg has over 30 years experience working with senior and junior companies in both Canada and Australia. Greg remains Vice President, Operations with this change reflecting the growing responsibilities of his position with Shiningbank.

Mr. Thornhill joined Shiningbank in 2004 as Manager of Development Geology. He is a graduate of Memorial University of Newfoundland with a Bachelor of Science degree in Geology. Bruce has 25 years of experience in development and exploration geology with extensive knowledge of Alberta, and off-shore exploration experience in eastern Canada.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 78%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator
Shiningbank Energy Ltd.
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477
Email: irinfo@shiningbank.com
Website: www.shiningbank.com

SHININGBANK
Energy Income Fund

February 16, 2006 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces March 2006 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for March 2006 will be **C$0.30 per unit.** This is the fourth consecutive month of the $0.30 per unit payment. **The distribution is payable on March 15, 2006 to unitholders of record on February 28, 2006. The ex-distribution date is February 24, 2006.**

Future distributions, as always, are subject to change as dictated by commodity prices, operations and future business development.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 78%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email:	irinfo@shiningbank.com
Telephone:	(403) 268-7477
Facsimile:	(403) 268-7499
Toll Free:	(866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

SHININGBANK
Energy Income Fund

February 17, 2006 **TSX: SHN.UN**

NEWS RELEASE
FOR IMMEDIATE RELEASE

SHININGBANK ENERGY ANNOUNCES 2005
CANADIAN INCOME TAX INFORMATION

Shiningbank Energy Income Fund (the "Fund") today announced that distributions to unitholders in 2005 were **84.41% taxable and 15.59% tax deferred.** A total of $2.83 per unit was distributed from January to December of 2005.

Unitholders holding their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Registered Education Savings Plan or Deferred Profit Sharing Plan should not report any distribution income on their 2005 income tax return.

Unitholders holding their units outside such plans will receive a "T3 Supplementary" slip from the Fund's Trustee, Computershare Trust Company of Canada, if their units are held in registered form, or from their broker if the units are held in a brokerage account. The deadline for mailing all T3 Supplementary slips to unitholders is March 31, 2006.

The taxable portion of distributions received should be recorded as "Other Income" on the 2005 income tax return in accordance with the following table. Amounts received, which were not considered taxable are used to reduce the adjusted cost base (ACB) of the units for calculating capital gains or losses upon disposition of the units.

Record Date	Payment Date	Distribution ($ per unit)	Taxable Income ($ per unit)	ACB Reduction ($ per unit)
December 31, 2004	January 15, 2005	$0.23	$0.1941	$0.0359
January 31, 2005	February 15, 2005	$0.23	$0.1941	$0.0359
February 28, 2005	March 15, 2005	$0.23	$0.1941	$0.0359
March 31, 2005	April 15, 2005	$0.23	$0.1941	$0.0359
April 30, 2005	May 15, 2005	$0.23	$0.1941	$0.0359
May 31, 2005	June 15, 2005	$0.23	$0.1941	$0.0359
June 30, 2005	July 15, 2005	$0.23	$0.1941	$0.0359
July 31, 2005	August 15, 2005	$0.23	$0.1941	$0.0359
August 31, 2005	September 15, 2005	$0.23	$0.1941	$0.0359
September 30, 2005	October 15, 2005	$0.23	$0.1941	$0.0359
October 31, 2005	November 15, 2005	$0.23	$0.1941	$0.0359
November 30, 2005	December 15, 2005	$0.30	$0.2532	$0.0468

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 76%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

Computershare

Computershare Trust Company of Canada
530 – 8th Ave., SW Suite 600
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800
Fax: (403) 267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
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United Kingdom
USA

NOTICE OF MEETING

February 22, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
The Toronto Stock Exchange

Dear Sirs:

Subject: Shiningbank Energy Income Fund (the "Fund")

We advise the following with respect to the upcoming Meeting of Unitholders for the subject Fund:

1.	Meeting Type	:	Annual General & Special Meeting
2.	Security Description of Voting Issue	:	Trust Units
3.	CUSIP Number	:	824916100
4.	ISIN	:	CA 8249161008
5.	Record Date	:	March 20, 2006
6.	Meeting Date	:	May 16, 2006
7.	Meeting Location	:	Calgary, AB

We are providing this confirmation to you in our capacity as agent for the Fund.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

("Signed by")

Jodie Hansen
Assistant Trust Officer
Corporate Trust
Ph: (403) 267-6889
Fax: (403) 267-6598

SHININGBANK
Energy Income Fund

March 2, 2006 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy Announces 2005 Reserve Information

Shiningbank Energy Income Fund (the "Fund" or "Shiningbank"), today announced the results of its December 31, 2005 independent reserves evaluation. The evaluation was conducted by Paddock Lindstrom & Associates Ltd. ("PLA") effective December 31, 2005 and prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

2005 HIGHLIGHTS

- Increased proved plus probable reserves by 16% and proved reserves by 11% through acquisition and development in 2005;
- Proved producing reserves constitute 86% of total proved reserves and total proved reserves equate to 64% of total proved plus probable reserves;
- Shiningbank replaced 260% of 2005 production with new reserves acquired or developed in the year, bringing cumulative replacement to 273% of production over the life of the Fund; and
- On the basis of proved plus probable reserves:
  - Finding and development costs for the year aggregated $11.10 per barrel of oil equivalent ("boe") bringing the three year average finding and development costs to $9.66/boe.
  - New reserves were acquired at an average cost of $23.74 per boe. Three year average acquisition costs are $15.37 per boe;
  - Total acquisition and development costs were $19.36 per boe for 2005 and the three year average was $13.77 per boe;
  - The recycle ratio for 2005, based on an operating netback of $35.86 per boe was 1.9 to 1; and
  - The Fund's reserve life index ("RLI") stands at 9.7 years based on estimated 2006 production. Shiningbank's RLI has fluctuated between 9.7 and 10.1 years over the past five years.

The following tables summarize the independent reserve estimates and values at December 31, 2005:

Summary of Oil and Gas Reserves - Forecast Prices and Costs

	Reserves (Company Interest)(2)				
	Oil (mbbl)	Natural Gas (bcf)	NGL (mbbl)	2005 Oil Equivalent (mboe)(1)	2004 Oil Equivalent (mboe)(1)
Proved					
Developed Producing	4,575	205.6	6,518	45,352	39,645
Developed Non-Producing	80	16.0	429	3,167	3,292
Undeveloped	208	19.2	566	3,971	4,472
Total Proved	4,864	240.7	7,512	52,490	47,409
Probable	2,588	132.8	4,344	29,068	22,643
Total Proved plus Probable	7,451	373.5	11,857	81,558	70,052

Value of Reserves using Forecast Prices and Costs (3)

	Discount factor				
($Millions)	0%	5%	10%	12%	15%
Present value of reserves					
Proved Developed Producing	$ 1,574	$ 1,235	$ 1,041	$ 984	$ 913
Proved Developed Non-Producing	105	82	69	65	60
Proved Undeveloped	95	66	48	43	36
Total Proved	1,774	1,384	1,159	1,092	1,009
Probable	889	516	357	316	269
Total Proved plus Probable	$ 2,663	$ 1,899	$ 1,516	$ 1,409	$ 1,278

Reserves Reconciliation

	Reserves (Company Interest)(2)			
	Oil (mbbl)	Natural Gas (bcf)	NGL (mbbl)	2005 Oil Equivalent (mboe)(1)
Total Proved				
December 31, 2004	4,981	209.7	7,473	47,409
Acquisitions	46	50.5	361	8,827
Dispositions	(132)	(1.6)	(17)	(408)
Extensions	91	5.0	224	1,145
Discoveries	332	7.5	303	1,877
Technical revisions and economic factors	403	3.6	265	1,260
Production	(856)	(34.0)	(1,096)	(7,620)
December 31, 2005	4,864	240.7	7,512	52,490
Total Proved plus Probable				
December 31, 2004	7,539	307.6	11,244	70,052
Acquisitions	62	79.8	531	13,900
Dispositions	(204)	(2.6)	(27)	(657)
Extensions	310	20.4	851	4,562
Discoveries	498	11.3	433	2,807
Technical revisions and economic factors	102	(9.1)	(79)	(1,487)
Production	(856)	(34.0)	(1,096)	(7,620)
December 31, 2005	7,451	373.5	11,857	81,558

Notes to tables:

1. Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.
2. Company interest includes working interest plus royalty interests attributable to the Fund.
3. The present value of reserves is net of estimated future capital expenditures, royalty burdens, operating costs and abandonment costs, but prior to any provision for general and administrative expenses. It should not be assumed that present value is representative of the fair market value of the assets. Present value is based on PLA's escalated price forecast as of December 31, 2005, which assumes a base 2006 oil price of US$60.00/bbl and an Alberta natural gas reference price of C$10.30/mmbtu.

Finding, Development and Acquisition ("FD&A") Costs

Under NI 51-101, the methodology to be used to calculate FD&A costs includes changes in future development costs. For completeness, Shiningbank has presented these costs both including and excluding such costs. The following table sets out the finding and development costs, acquisition costs and aggregate FD&A costs for the year for both proved and proved plus probable reserves together with comparative figures for prior years and the three year average costs.

Proved plus probable	2005	2004	2003	Three year costs
Finding and development cost				
Development expenditures (000s)	$ 81,772	$ 56,339	$ 22,931	$ 161,042
Change in future development costs (000s)	$ 67,332	$ (13,230)	$ (5,854)	$ 48,248
Reserve additions from development (mboe)	7,369	5,746	3,552	16,667
Finding and development cost per boe				
Excluding future development costs	$ 11.10	$ 9.80	$ 6.46	$ 9.66
Including future development costs	$ 20.23	$ 7.50	$ 4.81	$ 12.56
Acquisition costs				
Acquisition costs (000s)	$ 329,996	$ 184,828	$ 141,811	$ 656,635
Future development costs from acquisitions (000s)	$ 45,620	$ 28,877	$ 16,475	$ 90,972
Reserves added by acquisition (mboe)	13,900	16,564	12,266	42,730
Acquisition costs per boe				
Excluding future development costs	$ 23.74	$ 11.16	$ 11.56	$ 15.37
Including future development costs	$ 27.02	$ 12.90	$ 12.90	$ 17.50
FD&A costs				
Acquisition and development costs (000s)	$ 411,768	$ 241,167	$ 164,742	$ 817,677
Total future development costs (000s)	$ 112,952	$ 15,647	$ 10,621	$ 139,220
Total reserves added (mboe)	21,269	22,310	15,818	59,397
FD&A costs per boe				
Excluding future development costs	$ 19.36	$ 10.81	$ 10.41	$ 13.77
Including future development costs	$ 24.67	$ 11.51	$ 11.09	$ 16.11

Total Proved	2005	2004	2003	Three year costs
Finding and development cost				
Development expenditures (000s)	$ 81,772	$ 56,339	$ 22,931	$ 161,042
Change in future development costs (000s)	$ (2,568)	$ (569)	$ (6,530)	$ (9,667)
Reserve additions from development (mboe)	3,022	3,876	2,056	8,954
Finding and development cost per boe				
Excluding future development costs	$ 27.06	$ 14.54	$ 11.15	$ 17.99
Including future development costs	$ 26.21	$ 14.39	$ 7.98	$ 16.91
Acquisition costs				
Acquisition costs (000s)	$ 329,996	$ 184,828	$ 141,811	$ 656,635
Future development costs from acquisitions (000s)	$ 27,348	$ 13,488	$ 7,325	$ 48,161
Reserves added by acquisition (mboe)	8,827	10,162	8,930	27,919
Acquisition costs per boe				
Excluding future development costs	$ 37.38	$ 18.19	$ 15.88	$ 23.52
Including future development costs	$ 40.48	$ 19.52	$ 16.70	$ 25.24
FD&A costs				
Acquisition and development costs (000s)	$ 411,768	$ 241,167	$ 164,742	$ 817,677
Total future development costs (000s)	$ 24,780	$ 12,919	$ 795	$ 38,494
Total reserves added (mboe)	11,849	14,038	10,986	36,873
FD&A costs per boe				
Excluding future development costs	$ 34.75	$ 17.18	$ 15.00	$ 22.18
Including future development costs	$ 36.84	$ 18.10	$ 15.07	$ 23.22

Note:
The aggregate of the finding and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 76%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

SHININGBANK
Energy Income Fund

March 2, 2006

TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy Announces 2005 Financial Results

Shiningbank Energy Income Fund (the "Fund" or "Shiningbank"), today announced its financial results for the year ended December 31, 2005.

2005 HIGHLIGHTS

- Production volumes increased by 5% over 2004 to average 20,876 boe/d of which 74% was natural gas. Fourth quarter production averaged 23,288 boe/d, up 12% from fourth quarter 2004.
- Production increases were mainly due to the 2005 drilling development program and the acquisition of Blizzard Energy Inc. in fourth quarter 2005.
- Revenues increased by 36% in 2005 to $419.7 million, as a result of higher commodity prices and production volumes.
- Net earnings before income taxes increased by 104% to $107.5 million from $52.6 million in 2004.
- Net earnings after income taxes decreased by 18% to $114.2 million from $138.8 million due to a $74.8 million one-time recovery of future income taxes related to a corporate restructuring recorded in the fourth quarter of 2004. This had no effect on funds flow or distributions.
- Funds flow from operations increased 45% in 2005 to $252.8 million, up from $174.9 million in 2004.
- Fourth quarter distributions totaling $61.4 million resulted in a payout ratio of 65% in the quarter and 72% for the year.
- Strong commodity prices in 2005, resulted in record operating netbacks of $35.86 per boe for the year.
- The Fund's balance sheet ended the year in very healthy condition with a debt to annual funds flow ratio of 0.8 to 1.
- **Investors' pre-tax total return for 2005 amounted to 49%, comprised of a 14% cash-on-cash distribution yield and a 35% increase in unit price.**

Shiningbank Energy Income Fund - 2005 Financial and Operating Highlights

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	2005	2004	%
FINANCIAL ($ thousands except per Trust Unit amounts)						
Oil and natural gas sales	**$ 144,539**	$ 82,453	75	**$ 419,663**	$ 307,514	36
Net earnings before income taxes	**49,336**	13,974	253	**107,499**	52,607	104
Future income tax recovery	**(749)**	(74,064)	(99)	**(6,737)**	(86,199)	(92)
Net earnings after income taxes	**50,085**	88,038	(43)	**114,236**	138,806	(18)
Funds flow from operations	**94,181**	47,220	99	**252,764**	174,878	45
Distributions to unitholders	**61,391**	37,390	64	**182,266**	146,360	25
Distributions per Trust Unit	**0.90**	0.69	30	**2.97**	2.76	8
Long term debt	**199,129**	182,147	9	**199,129**	182,147	9
Unitholders' equity	**736,992**	515,944	43	**736,992**	515,944	43
OPERATIONS						
Daily Production						
Oil (bbl/d)	**2,421**	2,502	(3)	**2,346**	2,381	(1)
Natural gas (mmcf/d)	**106.4**	90.4	18	**93.2**	86.6	8
Natural gas liquids (bbl/d)	**3,133**	3,259	(4)	**3,003**	3,125	(4)
Oil equivalent (boe/d)	**23,288**	20,833	12	**20,876**	19,933	5
Average Prices (including hedging)						
Oil ($/bbl)	**$ 64.48**	$ 42.61	51	**$ 61.78**	$ 43.14	43
Natural gas ($/mcf)	**$ 11.70**	$ 7.20	63	**$ 9.13**	$ 7.06	29
Natural gas liquids ($/bbl)	**$ 54.83**	$ 43.70	25	**$ 50.42**	$ 40.24	25
Oil equivalent ($/boe)	**$ 67.52**	$ 43.23	56	**$ 54.96**	$ 42.14	30
UNIT TRADING						
Units traded (thousands)	**16,826**	12,715	32	**52,965**	44,001	20
Value traded ($ thousands)	**$ 450,590**	$ 277,894	62	**$ 1,273,646**	$ 865,687	47
Unit price						
High	**$ 30.99**	$ 23.98		**$ 30.99**	$ 23.98	
Low	**$ 22.00**	$ 20.01		**$ 19.60**	$ 16.51	
Close	**$ 29.15**	$ 21.49		**$ 29.15**	$ 21.49	
Units outstanding (thousands), end of year	**68,186**	54,141		**68,186**	54,141	

The following discussion and analysis of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is for the three months and year ended December 31, 2005. This information is provided as of February 28, 2006. The fourth quarter and year-end results have been compared with the corresponding periods in 2004. Certain comparative figures have been restated to reflect the accounting changes described in note 3 to the consolidated financial statements. This discussion and analysis should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with the accompanying notes. These financial statements and additional information about the Fund are available on SEDAR at www.sedar.com.

NON-GAAP MEASURES

Management believes that funds flow and operating netbacks are useful supplemental measures. All references to funds flow throughout this discussion and analysis are based on funds flow from operations, which management uses to analyze operating performance and leverage. Funds flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers funds flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating costs, represents the cash margin for product sold, calculated on a boe basis. The Fund considers operating netback a key measure as it indicates the relative performance of crude oil and natural gas assets. Funds flow and operating netback as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this discussion and analysis and in the Annual Information Form, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

BARREL OF OIL EQUIVALENT

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

REPORTING CURRENCY

All figures are in Canadian dollars unless otherwise noted.

RESULTS OF OPERATIONS

PRODUCTION VOLUMES

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Oil (bbl/d)	**2,421**	2,502	(3)	**2,346**	2,381	(1)
Natural gas (mmcf/d)	**106.4**	90.4	18	**93.2**	86.6	8
Natural gas liquids (bbl/d)	**3,133**	3,259	(4)	**3,003**	3,125	(4)
Oil equivalent (boe/d)	**23,288**	20,833	12	**20,876**	19,933	5
Natural gas % of production	**76%**	72%	4	**74%**	72%	2

Daily production for the fourth quarter averaged 23,288 boe/d, up 12% from the same period last year. 2005 daily production averaged 20,876 boe/d, 5% higher than in 2004. Natural gas accounted for all of the volume increases, while oil and NGL production declined slightly in both periods due to natural declines and the Fund's emphasis on natural gas.

The growth in natural gas volumes resulted from two corporate acquisitions: the Blizzard Energy Inc. ("Blizzard") acquisition for $269.3 million, including $43.9 million in working capital deficiency, which closed August 2, 2005; and the $31.9 million purchase of Outlook Energy Corp. ("Outlook") which closed June 21, 2005. The combined purchases contributed 18% to fourth quarter 2005 production and 9% to 2005 production. These acquisitions were partially offset by the natural declines of producing properties, which are estimated to average 15% per year. Additional production volumes from drilling activities, originally anticipated to be on-stream in late 2005, did not materialize due to delays caused by weather and regulatory backlogs. Production for 2006 is anticipated to average 22,500 to 23,000 boe/d.

PRICING - INCLUDING HEDGING ACTIVITY

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Average Prices - Including Hedging						
Oil ($/bbl)	**$ 64.48**	$ 42.61	51	**$ 61.78**	$ 43.14	43
Natural gas ($/mcf)	**$ 11.70**	$ 7.20	63	**$ 9.13**	$ 7.06	29
Natural gas liquids ($/bbl)	**$ 54.83**	$ 43.70	25	**$ 50.42**	$ 40.24	25
Oil equivalent ($/boe)	**$ 67.52**	$ 43.23	56	**$ 54.96**	$ 42.14	30
Benchmark Prices						
WTI (US$/bbl)	**$ 60.02**	$ 48.28	24	**$ 56.56**	$ 41.40	37
AECO natural gas (Cdn$/mcf)	**$ 11.68**	$ 7.08	65	**$ 8.48**	$ 6.79	25

Natural Gas

Shiningbank's realized natural gas prices averaged $11.70/mcf for the quarter, 63% higher than fourth quarter 2004. For the full year, the average price was up 29% at $9.13/mcf. Hedging decreased the realized gas price by $0.36/mcf for the quarter and $0.15/mcf for the year. This compares with a 2004 hedging loss of $0.11/mcf for the quarter and $0.07/mcf for the year. Shiningbank has historically received a premium gas price to AECO benchmark monthly prices, but this was reduced in the fourth quarter due to a reduction in daily versus monthly index gas prices in November. This variation is not expected to continue into 2006 but could occur again in periods of rapidly weakening daily prices. Benchmark futures prices remain high with prices for the rest of 2006 averaging over $7.00/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $64.48/bbl, up 51% from fourth quarter 2004. Realized oil prices for the year were $61.78/bbl, 43% higher than in 2004. Hedging reduced the realized price by $1.13/bbl for the quarter and $1.08/bbl for the year, compared with 2004 hedging losses of $8.36/bbl for the quarter and $5.46/bbl for the year.

The benchmark West Texas Intermediate ("WTI") price averaged 24% higher for the fourth quarter and 37% higher for the year than the comparable periods in 2004. Oil prices are expected to remain high in US dollar terms, with many analysts expecting WTI to average over US$60.00/bbl in 2006. Benchmark futures prices for the rest of 2006 at the time of writing were over US$65.00/bbl.

NGL prices were also strong reflecting high oil prices. The quarterly average NGL price was 25% higher than in fourth quarter 2004 at $54.83/bbl, and 25% higher for the full year at an average $50.42/bbl. Shiningbank's NGL prices typically average approximately 80% of Edmonton par oil prices. In fourth quarter 2005, the Fund's NGL prices averaged 84%, slightly higher than usual due to a strong market in November.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of funds flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. During 2005, the Fund hedged an average of 17% of total gas production (26% - 2004) and 30% of total oil production (39% - 2004). Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$10.00/GJ floor $15.15/GJ ceiling
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.00/bbl ceiling
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

REVENUES

	Three months ended December 31,				Year ended December 31,			
(000s)	**2005**	**% of Revenue**	2004	% of Revenue	**2005**	**% of Revenue**	2004	% of Revenue
Oil	**$ 14,613**	**10**	$ 11,731	14	**$ 53,830**	**13**	$ 42,352	14
Natural gas	**118,031**	**82**	60,850	74	**315,448**	**75**	226,040	74
Natural gas liquids	**15,803**	**11**	13,102	15	**55,260**	**13**	46,019	15
Other income (loss)	**(121)**	**-**	(398)	-	**916**	**-**	91	-
Gas hedging	**(3,536)**	**(3)**	(909)	(1)	**(4,860)**	**(1)**	(2,229)	(1)
Oil hedging	**(251)**	**-**	(1,923)	(2)	**(931)**	**-**	(4,759)	(2)
	$ 144,539	**100**	$ 82,453	100	**$ 419,663**	**100**	$ 307,514	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended December 31,	Year ended December 31,
(000s)	**2005/2004**	**2005/2004**
Oil and natural gas liquids		
Volume decrease	**$ (825)**	**$ (2,571)**
Price increase	**8,080**	**27,118**
Net increase	**$ 7,255**	**$ 24,547**
Natural gas		
Volume increase	**$ 10,585**	**$ 16,396**
Price increase	**43,969**	**70,381**
Net increase	**$ 54,554**	**$ 86,777**

ROYALTIES

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Total royalties, net (000s)	**$ 29,154**	$ 19,159	52	**$ 88,078**	$ 63,930	38
As a % of revenue	**20.2%**	23.2%	(13)	**21.0%**	20.8%	1
Per boe	**$ 13.61**	$ 10.00	36	**$ 11.56**	$ 8.76	32

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate was slightly higher in 2005 mainly due to a one-time credit received in the third quarter of 2004 relating to 2003 Crown royalties. Increasing production from the Sousa area, where the Fund has lower royalty rates, slightly reduced the overall rate in the fourth quarter and should reduce rates in 2006. The Fund expects royalty rates to average 21.5% for 2006.

TRANSPORTATION COSTS

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Transportation costs (000s)	**$ 1,662**	$ 1,186	40	**$ 5,304**	$ 5,550	(4)
Per boe	**$ 0.78**	$ 0.62	26	**$ 0.70**	$ 0.76	(8)

On a boe basis, fourth quarter transportation costs increased 26% from 2004 as a result of prior quarter adjustments flowing through fourth quarter 2005. The 8% year over year decrease resulted from lower pricing and the termination of certain unutilized transportation service commitments early in 2005. These terminations did not impact the Fund's ability to market its production. Transportation costs are expected to average $0.80/boe in 2006.

OPERATING COSTS

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Operating costs (000s)	**$ 13,290**	$ 11,465	16	**$ 53,045**	$ 48,692	9
Per boe	**$ 6.20**	$ 5.98	4	**$ 6.96**	$ 6.67	4

Operating costs on a boe basis increased 4% from 2004 for both periods due to higher field and plant maintenance costs in most areas, and extra costs associated with flooding in southern Alberta during the second quarter. This was partially offset by the incorporation of the Blizzard properties which have lower operating costs. Operating costs are expected to average $7.25/boe in 2006.

OPERATING NETBACKS

	Three months ended December 31,			Year ended December 31,		
($/boe)	**2005**	2004	%	**2005**	2004	%
Natural Gas Wells						
Oil and natural gas sales	**$ 69.34**	$ 44.46	56	**$ 55.14**	$ 42.89	29
Hedging loss	**(1.81)**	(1.22)	48	**(0.74)**	(0.78)	(5)
Royalties	**(13.64)**	(10.09)	35	**(11.52)**	(8.83)	30
Transportation costs	**(0.82)**	(0.64)	28	**(0.74)**	(0.79)	(6)
Operating costs	**(5.98)**	(5.59)	7	**(6.43)**	(6.29)	2
Operating netbacks	**$ 47.09**	$ 26.92	75	**$ 35.71**	$ 26.20	36
Oil Wells						
Oil and natural gas sales	**$ 68.67**	$ 49.85	38	**$ 61.99**	$ 47.10	32
Hedging loss	**(1.28)**	(7.54)	(83)	**(1.03)**	(4.45)	(77)
Royalties	**(13.26)**	(8.07)	64	**(11.95)**	(7.55)	58
Transportation costs	**(0.17)**	(0.15)	13	**(0.17)**	(0.16)	6
Operating costs	**(8.95)**	(14.29)	(37)	**(12.78)**	(14.15)	(10)
Operating netbacks	**$ 45.01**	$ 19.80	127	**$ 36.06**	$ 20.79	73
All Wells						
Oil and natural gas sales	**$ 69.29**	$ 44.71	55	**$ 55.72**	$ 43.10	29
Hedging loss	**(1.77)**	(1.48)	20	**(0.76)**	(0.96)	(21)
Other income (loss)	**(0.06)**	(0.21)	(71)	**0.12**	0.01	1,100
Royalties	**(13.61)**	(10.00)	36	**(11.56)**	(8.76)	32
Transportation costs	**(0.78)**	(0.62)	26	**(0.70)**	(0.76)	(8)
Operating costs	**(6.20)**	(5.98)	4	**(6.96)**	(6.67)	4
Operating netbacks	**$ 46.87**	$ 26.42	77	**$ 35.86**	$ 25.96	38

Total operating netback increased 77% quarter over quarter and 38% year over year due mainly to higher commodity prices. This was partially offset by higher royalty and operating costs.

GENERAL AND ADMINISTRATIVE COSTS

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
General and administrative costs (000s)	**$ 4,216**	$ 1,686	150	**$ 10,244**	$ 6,681	53
Per boe	**$ 1.97**	$ 0.88	124	**$ 1.34**	$ 0.92	46
Per average Trust Unit	**$ 0.06**	$ 0.03	100	**$ 0.17**	$ 0.13	31

General and administrative costs on a boe basis increased 124% from fourth quarter 2004 and 46% year over year. These increases were due to higher activity levels related to acquisitions and development activities, increasing costs due to additional regulatory requirements and significant pressure on salary

and benefit costs in a very competitive environment for staff. At year end, Shiningbank had 55 full-time employees and 25 full-time and part-time consultants at its head office. Field and production staff consisted of three production superintendents, 17 full-time employees and 52 contract operators. Costs of field and production staff are included in operating costs. General and administrative costs for 2006 are expected to trend upward to approximately $1.40/boe.

INTEREST ON LONG TERM DEBT

	Three months ended December 31,					Year ended December 31,				
		2005		2004	%		**2005**		2004	%
Interest on long term debt (000s)	**$**	**2,031**	$	1,759	15	**$**	**8,423**	$	6,159	37
Per boe	**$**	**0.95**	$	0.92	3	**$**	**1.11**	$	0.84	32
Per average Trust Unit	**$**	**0.03**	$	0.03	-	**$**	**0.14**	$	0.12	17

Interest expense per average Trust Unit remained consistent with fourth quarter 2004 and increased 17% for the year due to higher debt levels resulting from the funding of acquisitions and capital expenditures. Shiningbank is currently in compliance with all external debt covenants. All of Shiningbank's debt is floating rate bank debt. Interest expense in 2006 is expected to be approximately $1.25/boe due to higher projected debt levels and interest rates.

DEPLETION, DEPRECIATION AND ACCRETION

	Three months ended December 31,					Year ended December 31,				
		2005		2004	%		**2005**		2004	%
Depletion, depreciation and accretion (000s)	**$**	**43,915**	$	32,035	37	**$**	**142,370**	$	118,547	20
Per boe	**$**	**20.50**	$	16.71	23	**$**	**18.68**	$	16.25	15

Depletion, depreciation and accretion per boe rose 23% for the fourth quarter and 15% year over year. These increases were primarily related to the effect of the acquisitions in 2004 and 2005.

TRUST UNIT INCENTIVE COMPENSATION

	Three months ended December 31,					Year ended December 31,				
		2005		2004	%		**2005**		2004	%
Trust Unit incentive compensation (000s)	**$**	**641**	$	333	92	**$**	**2,506**	$	1,263	98
Per boe	**$**	**0.30**	$	0.17	76	**$**	**0.33**	$	0.17	94

During 2005, eight new issues aggregating 847,500 Trust Unit rights were granted (2004 – six issues aggregating 580,000). No new issues were granted during the fourth quarter (2004 – one issue aggregating 15,000). The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total fourth quarter 2005 expense of $641,000 (2004 - $333,000) represented the fair value of rights issued during 2003 through to 2005 and which vested in fourth quarter 2005. During the year, the total expense was $2.5 million (2004 - $1.3 million). All of these costs are "non-cash" costs and are not deducted in determining distributions to unitholders.

INTERNALIZATION OF MANAGEMENT CONTRACT

	Three months ended December 31,					Year ended December 31,				
		2005		2004	%		**2005**		2004	%
Internalization of management contract (000s)	**$**	**205**	$	1,307	(84)	**$**	**1,309**	$	3,511	(63)
Per boe	**$**	**0.10**	$	0.68	(85)	**$**	**0.17**	$	0.48	(65)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid a fee equal to 3.25% of net operating income, a fee equal to 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During fourth quarter 2005, $205,000 (2004 - $1.3 million) was expensed, representing the amortization of these escrowed Exchangeable Shares. During the year, $1.3 million was expensed (2004 - $3.5 million).

TAXES

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Capital and large corporation taxes (000s)	**$ 89**	$ (451)	(120)	**$ 885**	$ 574	54
Future income tax recovery (000s)	**$ (749)**	$ (74,064)	(99)	**$ (6,737)**	$ (86,199)	(92)
Per boe	**$ (0.31)**	$ (38.88)	(99)	**$ (0.76)**	$ (11.74)	(94)

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities.

During fourth quarter 2004, the Fund changed its organizational structure to take advantage of certain tax attributes of a partnership acquired through the acquisition of Birchill Resources Limited ("Birchill"). The change eliminated future income taxes payable within the Fund on income earned from the Birchill assets by taking advantage of the tax flow-through structure of the acquired partnership.

As a result of the Fund's restructuring, a reduction in future income taxes was credited to income in the fourth quarter of 2004 in accordance with Canadian GAAP. This increased earnings for 2004 by $78.4 million, or $1.50 per Trust Unit ($1.47 diluted). Net earnings were also affected by increased depletion charges as future income taxes were recorded in the cost of the assets at the time of the Birchill acquisition. This additional depletion reduced 2004 earnings by $8.1 million, or $0.15 per Trust Unit, basic and diluted. The costs of the restructuring were included in general and administrative costs in fourth quarter 2004.

NET EARNINGS

The following table sets out changes in net earnings before and after income taxes.

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Net earnings before income taxes (000s)	**$ 49,336**	$ 13,974	253	**$ 107,499**	$ 52,607	104
Per Trust Unit - basic	**$ 0.72**	$ 0.26	177	**$ 1.80**	$ 1.01	78
Per Trust Unit - diluted	**$ 0.71**	$ 0.25	184	**$ 1.77**	$ 0.99	79
Net earnings after income taxes (000s)	**$ 50,085**	$ 88,038	(43)	**$ 114,236**	$ 138,806	(18)
Per Trust Unit - basic	**$ 0.73**	$ 1.62	(55)	**$ 1.91**	$ 2.66	(28)
Per Trust Unit - diluted	**$ 0.72**	$ 1.60	(55)	**$ 1.88**	$ 2.61	(28)

DISTRIBUTIONS TO UNITHOLDERS

	Three months ended December 31,			Year ended December 31,		
(000s except per Trust Unit amounts)	**2005**	2004	%	**2005**	2004	%
Funds flow from operations	**$ 94,181**	$ 47,220	99	**$ 252,764**	$ 174,878	45
Capital expenditures	**(31,350)**	(13,323)	135	**(81,772)**	(56,339)	45
Asset retirement expenditures	**(619)**	(208)	198	**(1,497)**	(684)	119
Working capital adjustments	**(821)**	3,701	(122)	**12,771**	28,505	(55)
Distributions to unitholders	**$ 61,391**	$ 37,390	64	**$ 182,266**	$ 146,360	25
Distributions per Trust Unit	**$ 0.90**	$ 0.69	30	**$ 2.97**	$ 2.76	8
Trust Units outstanding, end of period	**68,186**	54,141	26	**68,186**	54,141	26
Payout ratio	**65%**	79%		**72%**	84%	

Total distributions to unitholders increased 64% for the fourth quarter and 25% for full-year 2005. Both increases were attributable to improved funds flow due to large gains in commodity pricing. The increase in the number of Trust Units outstanding and larger deductions for capital expenditures offset the higher funds flow. The Fund paid out 65% of its funds flow for fourth quarter 2005, and 72% for full-year 2005. Total accumulated Trust Unit distributions were $690.2 million.

On a per Trust Unit basis, distributions increased 30% for fourth quarter 2005 to $0.30 per Trust Unit from $0.23 per Trust Unit which had been paid since June 2003. This increase reflected stable production performance and continued strength in natural gas prices. Future distributions are subject to change as dictated by commodity prices, operations and future business development.

FUNDS FLOW FROM OPERATIONS

The following table reconciles a non-GAAP measure, funds flow from operations, to the nearest GAAP measure, cash flow from operating activities.

	Three months ended December 31,			Year ended December 31,		
(000s except per Trust Unit amounts)	**2005**	2004	%	**2005**	2004	%
Cash flow from operating activities	**$ 81,319**	$ 41,829	94	**$ 205,470**	$ 152,903	34
Change in non-cash working capital	**12,243**	5,183	136	**45,797**	21,291	115
Asset retirement expenditures	**619**	208	198	**1,497**	684	119
Funds flow from operations	**$ 94,181**	$ 47,220	99	**$ 252,764**	$ 174,878	45

2006 Funds Flow Sensitivities

The estimated sensitivity of funds flow to important variables is shown in the table below.

	($000s)	Per Trust Unit
US $1 per bbl	$ 1,500	$ 0.02
Cdn $0.25 per mcf	$ 8,200	$ 0.12
US $0.01 exchange	$ 970	$ 0.01
100 bbl/d	$ 2,500	$ 0.03
1 mmcf/d	$ 3,600	$ 0.06
1% prime rate	$ 2,000	$ 0.03

INCOME TAX INFORMATION

In 2005, 84.41% of cash distributions paid by the Fund were required to be included in the income of unitholders. The remaining 15.59% reduced each unitholder's adjusted cost base ("ACB") for income tax purposes. A summary of cash distributions paid in 2005 and the implications for Canadian taxpayers are shown below.

Record Date	Payment Date	Distribution[1] ($ per Trust Unit)	Taxable Income ($ per Trust Unit)	ACB Reduction ($ per Trust Unit)
December 31, 2004	January 15, 2005	$ 0.23	$ 0.1941	$ 0.0359
January 31, 2005	February 15, 2005	0.23	$ 0.1941	$ 0.0359
February 28, 2005	March 15, 2005	0.23	$ 0.1941	$ 0.0359
March 31, 2005	April 15, 2005	0.23	$ 0.1941	$ 0.0359
April 30, 2005	May 15, 2005	0.23	$ 0.1941	$ 0.0359
May 31, 2005	June 15, 2005	0.23	$ 0.1941	$ 0.0359
June 30, 2005	July 15, 2005	0.23	$ 0.1941	$ 0.0359
July 31, 2005	August 15, 2005	0.23	$ 0.1941	$ 0.0359
August 31, 2005	September 15, 2005	0.23	$ 0.1941	$ 0.0359
September 30, 2005	October 15, 2005	0.23	$ 0.1941	$ 0.0359
October 31, 2005	November 15, 2005	0.23	$ 0.1941	$ 0.0359
November 30, 2005	December 15, 2005	0.30	$ 0.2532	$ 0.0468
Total		$ 2.83	$ 2.3883	$ 0.4417

[1] Distributions for income tax purposes are based on cash received during 2005 rather than accrual-based income reported elsewhere in this report.

For US unitholders, 86.79% of distributions were taxable in 2005. Unitholders in both Canada and the US should consult tax advisors as to the proper treatment of Shiningbank distributions for income tax purposes.

ANNUAL FINANCIAL INFORMATION

(000s except per Trust Unit amounts)		**2005**	2004	2003 Restated
Oil and natural gas sales		**$ 419,663**	$ 307,514	$ 247,207
Net earnings before income taxes		**107,499**	52,607	51,232
	Per Trust Unit – basic	**1.80**	1.01	1.23
	Per Trust Unit – diluted	**1.77**	0.99	1.21
Net earnings after income taxes		**114,236**	138,806	63,954
	Per Trust Unit – basic	**1.91**	2.66	1.54
	Per Trust Unit – diluted	**1.88**	2.61	1.51
Total assets		**1,169,580**	826,797	614,149
Total long term debt		**199,129**	182,147	121,691
Property acquisitions		**28,389**	2,615	156,829
Corporate acquisitions		**256,859**	177,067	-
Capital expenditures		**81,772**	56,339	22,931
Funds flow from operations		**252,764**	174,878	136,038
	Per weighted average Trust Unit	**4.23**	3.35	3.27
Distributions to unitholders		**182,266**	146,360	122,287
	Per Trust Unit	**2.97**	2.76	2.85
Payout ratio		**72%**	84%	90%
Trust Units outstanding		**68,186**	54,141	44,343
	Weighted average	**59,711**	52,209	41,595

Shiningbank's growth has been driven by acquisitions. In 2003, the Fund completed a major acquisition of properties at Ferrier/O'Chiese. In 2004, the Fund completed the large corporate acquisition of Birchill and a much smaller corporate acquisition of Good Ridge Explorations Ltd. In 2005, the Fund completed the major corporate acquisitions of Blizzard and Outlook. Such acquisitions add to production volumes, revenues, earnings and assets. Revenues and earnings are also greatly affected by commodity prices, particularly natural gas prices as 74% of the Fund's 2005 production was natural gas. With such a high weighting to natural gas, the Fund's revenues and earnings closely track changes in natural gas pricing.

In 2003, substantial production growth through acquisitions and a rebound in oil and gas prices boosted revenues and earnings. In 2004 and again in 2005, the same combination of acquisition-driven production growth and high commodity prices led to improved revenues and funds flow. Earnings

increased as a percentage of revenue in 2004 through the recovery of future income taxes related to the Fund's internal restructuring.

QUARTERLY FINANCIAL INFORMATION

(000s except per Trust Unit amounts)	December 31, 2005	September 30, 2005	June 30, 2005	March 31, 2005
Oil and natural gas sales	**$ 144,539**	$ 111,763	$ 83,222	$ 80,139
Net earnings before income taxes	**49,336**	28,259	17,015	12,889
Per Trust Unit - basic	**0.72**	0.46	0.31	0.24
- diluted	**0.71**	0.46	0.31	0.23
Net earnings after income taxes	**50,085**	30,995	18,781	14,375
Per Trust Unit - basic	**0.73**	0.51	0.34	0.26
- diluted	**0.72**	0.50	0.34	0.26
Funds flow from operations	**94,181**	67,721	46,353	44,509
Per weighted average Trust Unit	**1.38**	1.11	0.85	0.81
Distributions to unitholders	**61,391**	45,750	37,628	37,497
Per Trust Unit	**0.90**	0.69	0.69	0.69
Payout ratio	**65%**	68%	81%	84%
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Oil and natural gas sales	$ 82,453	$ 74,713	$ 80,723	$ 69,625
Net earnings before income taxes	13,974	12,297	12,851	13,485
Per Trust Unit - basic	0.26	0.24	0.24	0.29
- diluted	0.25	0.23	0.24	0.28
Net earnings after income taxes	88,038	15,900	16,072	18,796
Per Trust Unit - basic	1.62	0.30	0.30	0.40
- diluted	1.60	0.29	0.29	0.39
Funds flow from operations	47,220	42,924	45,190	39,544
Per weighted average Trust Unit	0.87	0.80	0.84	0.84
Distributions to unitholders	37,390	37,226	36,977	34,767
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	79%	87%	82%	88%

Quarterly fluctuations primarily result from production increases due to acquisitions, volumes added through the Fund's development drilling program and realized commodity prices which can be extremely volatile.

Volume increases occurred through the acquisition of Birchill in second quarter 2004, the acquisition of Outlook in second quarter 2005 and again with the acquisition of Blizzard in third quarter 2005. The Fund's development drilling program strives to replace natural declines on the production base, with results affected by such factors as field conditions, availability of drilling and production equipment and drilling success. Shiningbank's drilling success rate in 2005 was 98%.

Natural gas prices remained strong through the past eight quarters with a sharp increase in third quarter 2005. Oil prices increased substantially in late 2004 and continued to rise in 2005. Distributions per Trust Unit increased 30% in fourth quarter 2005 to $0.30 from $0.23 based on stable production volumes and high commodity prices, particularly for natural gas. The increase in funds flow from higher commodity prices was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding.

COSTS OF ACQUISITIONS AND DEVELOPMENT

During second quarter 2005, Shiningbank acquired all the outstanding shares of Outlook for $31.9 million. In its largest acquisition to date, Shiningbank acquired all the outstanding shares of Blizzard pursuant to a Plan of Arrangement for $269.3 million, including $43.9 million in working capital deficiency, during third quarter 2005.

A total of $31.4 million was spent on drilling and new facilities during the fourth quarter ($13.3 million in 2004) and $81.8 million for the full year ($56.3 million in 2004). Funds flow funded all of the fourth quarter capital expenditures and $70.5 million of the full year expenditures, with the balance funded by proceeds from the Fund's Distribution Reinvestment Plan of $8.3 million and bank debt drawdown of $3.0 million.

A total of 104 wells (32.9 net) were drilled in 2005, 91 (28.2 net) of which were successful gas wells, 11 (4.5 net) were successful oil wells and two (0.2 net) were dry and abandoned. In addition, Shiningbank farmed-out an additional 33 wells resulting in 23 successful wells in which Shiningbank retained royalty or working interests at no cost to the Fund.

In 2006, the Fund plans to spend approximately $90 million on drilling, new facilities and maintenance capital. This will be funded through a combination of funds flow and debt financing.

NET ASSET VALUE

	Discount factor		
(000s except per Trust Unit amounts)	8%	10%	12%
Present value of reserves[1]			
Proved	$ 1,236,548	$ 1,158,674	$ 1,092,336
Probable	408,025	356,983	316,377
Undeveloped lands	82,693	82,693	82,693
Working capital deficiency	(35,590)	(35,590)	(35,590)
Total assets	1,691,676	1,562,760	1,455,816
Long term debt	(199,129)	(199,129)	(199,129)
Net asset value	$ 1,492,547	$ 1,363,631	$ 1,256,687
Trust Units outstanding at December 31, 2005	68,186	68,186	68,186
Net asset value per Trust Unit at December 31, 2005	$ 21.89	$ 20.00	$ 18.43

[1] The present value of reserves is calculated based on the reserves estimates and price forecast prepared by Paddock Lindstrom & Associates Ltd. in their December 31, 2005 evaluation.

LIQUIDITY AND CAPITAL RESOURCES

Shiningbank's ability to grow depends on access to bank lines of credit and periodic issues of new equity to fund acquisitions. Smaller acquisitions through the course of a year may be funded by a combination of bank debt, funds flow and proceeds from the Fund's Distribution Reinvestment Plan. Equity is issued to fund single large acquisitions, or to pay down bank debt accumulated following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

Since the Fund's initial public offering in 1996, 12 public equity issues have been completed, all in conjunction with a major acquisition. These acquisitions and strong commodity prices have led to steady accretion in value to unitholders. While the issue of new equity has the potential to dilute existing unitholders, over time, that has not been the case. This is evident in the growth of the Net Asset Value ("NAV") per unit. At the inception of the Fund, the NAV was $9.43 per unit, discounted at 10%. At the end of 2005, the NAV per unit was $20.00, discounted at 10%, despite payment of over $22 per unit in distributions over nine years. That level of per unit growth indicates that unitholders have not been diluted.

LONG TERM DEBT

The Fund has a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $199.1 million was drawn at December 31, 2005. This facility was increased from $250 million on August 2, 2005 as a result of the Blizzard acquisition. The revolving period extends to April 27, 2006, at

which time the facility, unless renewed, reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2006. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material

subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to funds flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. The Fund's total debt to funds flow ratio at year end was 0.5:1 based on fourth quarter annualized funds flow.

UNITHOLDERS' EQUITY

On August 2, 2005, the Fund issued 8,837,793 Trust Units at $20.12 each to Blizzard shareholders as part of the Blizzard acquisition. On September 28, 2005, the Fund issued 4,100,000 Trust Units at $24.45 to repay bank indebtedness incurred in connection with the Blizzard and Outlook acquisitions. An additional 128,023 Trust Units were issued during the fourth quarter (704,899 full-year 2005) under the Trust Unit Rights Incentive Plan and the Distribution Reinvestment Plan.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of February 28, 2006, the Fund had 68,349,351 Trust Units, 184,326 non-escrowed Exchangeable Shares and 151,549 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next two years under the terms of an escrow agreement. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of December 31, 2005, the exchange rate was 1.44988 Trust Units for each Exchangeable Share.

FUTURE GROWTH

Shiningbank's growth is based on its ability to raise debt and equity capital in Canadian financial markets. The Fund examines acquisition opportunities and selects those it believes to be accretive for such parameters as funds flow, distributions, net asset value, production and reserves.

Acquisitions are typically made using the Fund's credit facilities. Periodically, new Trust Units are issued, and the proceeds are used to pay down debt accumulated from previous acquisitions.

If the Canadian equity or debt markets were unable to satisfy Shiningbank's funding needs, it would impair the Fund's ability to continue to replace production and maintain distributions. The Fund has lines of credit held by six Canadian chartered banks, which provide sufficient debt capital to complete all but the largest acquisitions. However, Shiningbank's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual funds flow.

CONTRACTUAL OBLIGATIONS

	Payments Due by Period				
(000s)	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	$ 199,129	$ -	$ 199,129	$ -	$ -
Operating leases	11,131	1,790	4,994	4,347	-
Pipeline transportation	3,442	1,144	2,289	9	-
Total obligations	$ 213,702	$ 2,934	$ 206,412	$ 4,356	$ -

[1] Assumes that the revolving credit facility is not renewed in April 2006.

Shiningbank has on-going capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of funds flow, debt financing and periodic equity financing.

IMPACT OF NEW ACCOUNTING POLICIES

NON-CONTROLLING INTEREST

On March 8, 2005 and effective for second quarter 2005, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants amended its position on the reporting of exchangeable securities issued by subsidiaries of income trusts. The amendment states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. Shiningbank's Exchangeable Shares meet the specified criteria and therefore, the current treatment of reporting exchangeable securities as equity on the balance sheet continues to be appropriate.

CRITICAL ACCOUNTING ESTIMATES

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

RESERVES

The Fund must estimate its oil and gas reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Environmental, Corporate Governance and Reserve Review Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

ASSET RETIREMENT OBLIGATION

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

FINANCIAL REPORTING

During 2004 and 2005, there were some changes to financial reporting and regulatory requirements. The most important changes for Shiningbank are described below.

Asset Retirement Obligations

Effective January 1, 2004, Shiningbank adopted CICA handbook section 3110, "Asset Retirement Obligations." The standard requires the recognition and measurement of liabilities related to legal obligations to retire property, plant and equipment upon acquisition of the liability. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized and depleted into earnings over time.

Hedging Relationships

Effective January 1, 2004, the Fund adopted Accounting Guideline 13, "Hedging Relationships" which establishes standards for the documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. The adoption of this standard had no effect on the Fund's financial results.

RELATED PARTY TRANSACTIONS

During 2005, Shiningbank paid $1.0 million for legal services (2004 - $1.1 million) provided by a firm in which a current director is a partner, $29,000 of which was outstanding at December 31, 2005. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at the exchange amount.

BUSINESS RISKS

Shiningbank is faced with a number of business risks that are inherent in the oil and gas business, and which can have a material impact on distributions to unitholders. To mitigate these risks, the Fund employs policies and procedures in its day-to-day operations and in its longer-term planning. These risk factors include, but are not limited to, the following influences:

MARKET RISKS

Commodity Prices

The primary risk to funds flow and therefore, distributions, is fluctuations in oil and gas prices. With Shiningbank's production weighted heavily to natural gas, changes in natural gas markets and pricing are the primary driver behind the level of distributions.

To mitigate price risk, the Fund actively manages the sales of its production to optimize pricing. The Fund has an active hedging program through which management attempts to minimize the effect of

commodity price drops in the short run, while retaining exposure to upward price changes. This is accomplished by use of simple hedging instruments, primarily "costless collars" and fixed price swaps.

Under the Fund's hedging policy, not more than 50% of production volumes can be hedged at any one time. Shiningbank's hedging practices are not designed to have a material impact on the medium- and long-term effects of commodity prices on distributions to unitholders. Unitholders remain exposed to price fluctuations over time. Hedging is employed only as a risk-management tool to stabilize short-term distributions, or to improve the economics of an acquisition, and not for speculation.

Interest Rates

Shiningbank is exposed to changes in interest rates, however, interest rates have significantly less of an impact on distributions than changes in commodity prices. The Fund's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual funds flow. All of Shiningbank's debt is currently exposed to short-term interest rate fluctuations.

Currency Rates

Exposure to currency exchange risk arises from the fact that prices for oil and, to a lesser degree natural gas, are determined in international markets, usually in US dollars. As a result, the amount received by Shiningbank may depend on the strength of the Canadian dollar versus the US dollar.

Shiningbank has the ability to hedge its currency exposure to manage currency fluctuations. The Fund currently has no hedges of this type in place.

ENVIRONMENTAL RISKS

Environmental laws and regulatory initiatives impact Shiningbank financially and operationally. The Fund may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, the Fund may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change.

POLITICAL AND LEGAL RISKS

Shiningbank's activities are affected by the political and legal environment in which it operates. Some examples of these uncertainties include:

- Changes in securities regulations which could affect the Fund's ability to raise additional equity or debt capital or its cost structure related thereto;
- Changes in income tax laws which could affect either tax costs to the Fund or to its unitholders;
- Changes in provincial Crown royalty regulation and compliance; and,
- Changes in law that affect the price or ownership of oil and gas reserves and production.

OPERATING RISKS

Field Operations

Oil and gas production activities carry a number of inherent risks including production risks related to the ability to produce and process crude oil and natural gas from existing wells; the ability to develop or acquire sufficient quantities of crude oil and natural gas to replace production and maintain reserves; risks of environmental damage; and risks to the safety of its employees, contractors and the public.

To mitigate these risks, the Fund maintains financial flexibility to ensure its ability to operate efficiently in the field. The Fund employs skilled personnel, both in the field and in its head office, and ensures that they are equipped with efficient and effective tools and training. Shiningbank's strategy of operating a significant portion of its production provides greater control over operational factors, including ensuring properties are operated in accordance with its policy to minimize impacts on the environment.

Insurance coverage is maintained in order to minimize the impact of events that might cause substantial financial damage.

Reserve Replacement

As oil and gas reserves are produced, they naturally deplete over time. Shiningbank's ability to replace production depends on acquiring new reserves and developing existing reserves. Acquisition of oil and gas assets depends on the availability of economically desirable opportunities and on management's assessment of the value of the assets.

To mitigate these risks, the Fund subjects all potential prospects to stringent investment criteria, due diligence and review. All acquisitions over $20 million require Board of Directors' review and approval.

CONSOLIDATED BALANCE SHEETS

December 31 ($ thousands)		2005		2004
		(unaudited)		(audited)
ASSETS				
Current assets				
Accounts receivable	$	**76,945**	$	50,712
Prepaid expenses		**6,747**		4,471
		83,692		55,183
Fixed assets *(note 5)*				
Petroleum and natural gas properties and equipment		**1,539,488**		1,133,426
Accumulated depletion and depreciation		**(505,150)**		(364,814)
		1,034,338		768,612
Goodwill		**51,124**		1,710
Other assets		**426**		1,292
	$	**1,169,580**	$	826,797
LIABILITIES AND UNITHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	**78,332**	$	40,268
Trust Unit distributions payable		**40,950**		24,930
		119,282		65,198
Long term debt *(note 7)*		**199,129**		182,147
Future income taxes *(note 8)*		**83,829**		33,266
Asset retirement obligation *(note 6)*		**30,348**		30,242
Unitholders' equity				
Trust Units *(note 9)*		**996,855**		706,954
Exchangeable Shares *(note 9)*		**4,248**		7,019
Contributed surplus *(note 9)*		**3,364**		1,416
Deficit		**(267,475)**		(199,445)
		736,992		515,944
Commitments and contingencies *(note 13)*				
	$	**1,169,580**	$	826,797

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

Year Ended December 31 ($ thousands, except per Trust Unit amounts)	2005	2004
	(unaudited)	(audited)
Revenues		
Oil and natural gas sales	$ **419,663**	$ 307,514
Royalties	**88,078**	63,930
	331,585	243,584
Expenses		
Transportation	**5,304**	5,550
Operating	**53,045**	48,692
General and administrative	**10,244**	6,681
Interest on long term debt	**8,423**	6,159
Depletion, depreciation and accretion	**142,370**	118,547
Trust Unit incentive compensation *(note 9)*	**2,506**	1,263
Internalization of management contract *(note 12)*	**1,309**	3,511
	223,201	190,403
Earnings before taxes	**108,384**	53,181
Capital and large corporation taxes *(note 8)*	**885**	574
Future income tax recovery *(note 8)*	**(6,737)**	(86,199)
Net earnings	$ **114,236**	$ 138,806
Deficit, beginning of year	**(199,445)**	(191,891)
Distributions to unitholders	**(182,266)**	(146,360)
Deficit, end of year	$ **(267,475)**	$ (199,445)
Net earnings per Trust Unit *(note 9)*		
Basic	$ **1.91**	$ 2.66
Diluted	$ **1.88**	$ 2.61

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 ($ thousands)	2005	2004
	(unaudited)	(audited)
Operating activities		
Net earnings	**$ 114,236**	$ 138,806
Items not requiring cash		
Depletion, depreciation and accretion	**142,370**	118,547
Internalization of management contract	**1,309**	2,693
Trust Unit incentive compensation	**2,506**	1,263
Gain on sale of other assets	**(920)**	(232)
Future income tax recovery	**(6,737)**	(86,199)
Funds flow from operations	**252,764**	174,878
Asset retirement expenditures	**(1,497)**	(684)
Change in non-cash working capital *(note 10)*	**(45,797)**	(21,291)
	205,470	152,903
Financing activities		
Increase in long term debt	**16,982**	60,456
Distributions to unitholders	**(182,266)**	(146,360)
Issue of Trust Units	**107,447**	155,327
	(57,837)	69,423
Change in non-cash working capital *(note 10)*	**16,020**	4,502
	(41,817)	73,925
Investing activities		
Property acquisitions	**(28,389)**	(2,615)
Corporate acquisitions *(note 4)*	**(79,043)**	(177,067)
Capital expenditures	**(81,772)**	(56,339)
Long term investments	**-**	(23)
Proceeds on sale of properties	**13,061**	3,496
Proceeds on sale of other assets	**1,486**	1,000
	(174,657)	(231,548)
Change in non-cash working capital *(note 10)*	**11,004**	4,720
	(163,653)	(226,828)
Change in cash	**$ -**	$ -
Cash, beginning of year	**-**	-
Cash, end of year	**$ -**	$ -

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005 and 2004
(Tabular amounts are in $ thousands, except Trust Units and per Trust Unit amounts) (unaudited)

1. ORGANIZATION

Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") is an unincorporated open-end investment trust formed under the laws of the Province of Alberta pursuant to a trust indenture dated May 16, 1996 and subsequently amended. Operations commenced on July 1, 1996. The beneficiaries of the Fund are the holders (the "unitholders") of trust units (the "Trust Units").

The business of the Fund is carried on by Shiningbank Energy Ltd. (the "Corporation") and Shiningbank Limited Partnership ("SLP"). The Fund owns, directly and indirectly, 100% of the common shares [excluding the Exchangeable Shares – see note 9 (c)] of the Corporation and 100% of the units of SLP. The activities of the Corporation and SLP are financed through interest bearing notes from the Fund and third party debt as described in the notes to the financial statements.

Pursuant to the terms of an agreement (the "Royalty Agreement"), the Fund is entitled to a payment from the Corporation and SLP each month equal to the amount by which 99% of the gross proceeds from the sale of production exceed 99% of certain deductible expenditures (as defined). Under the terms of the Royalty Agreement, deductible expenditures may include amounts, determined on a discretionary basis, to fund capital expenditures and to repay third party debt of the Corporation and SLP.

The Fund may declare payable to the unitholders all or any part of the net income of the Fund earned from interest income on the notes and from the income generated under the Royalty Agreement, less any expenses of the Fund.

On June 21, 2005, the Fund acquired all of the shares of Outlook Energy Corp. ("Outlook") through the Corporation. On August 2, 2005, the Corporation acquired Blizzard Energy Inc. ("Blizzard") pursuant to a Plan of Arrangement. Also on August 2, 2005, the Corporation, Outlook and Blizzard were amalgamated, continuing as Shiningbank Energy Ltd.

The trust indenture provides that 300,000,000 Trust Units may be issued. Each Trust Unit represents an equal fractional beneficial interest in any distributions from the Fund and in the net assets of the Fund on termination or winding up of the Fund. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority. The trust indenture provides that Trust Units are redeemable at any time on demand by the unitholders at amounts as determined by a market price formula. The total amount payable by the Fund in respect of all Trust Units tendered for redemption, however, may not exceed $100,000 in any calendar month.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management using Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Significant items subject to such estimates and assumptions include the amounts recorded for depletion and depreciation of the petroleum and natural gas properties, accretion of discount on asset retirement obligations, and asset retirement expenditures which are based on estimates of reserves and future costs and the amounts recorded for Trust Unit incentive compensation which are based on the estimated fair

value of rights granted. By their nature, these estimates, and those related to future fund flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Fund and its direct and indirect subsidiaries, including the Corporation, SLP, Shiningbank Operating Trust, Shiningbank Holdings Corporation ("SHC") and 1130243 Alberta Inc.

(b) Fixed assets

The Fund follows the full cost method of accounting for petroleum and natural gas properties under which all acquisition and development costs are capitalized. Such costs include land acquisition, geological, geophysical and drilling costs for productive and non-productive wells and directly related overhead charges. Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs. Gains or losses upon disposition of such properties are not recognized unless the disposition would alter the depletion and depreciation rate by 20% or more.

The costs of fixed assets, plus a provision for future development costs of proved reserves, are depleted and depreciated using the unit-of-production method based on estimated total proved reserves volumes, before royalties, as determined by independent engineers. Proved reserves are converted to a common unit of measure on the basis of their approximate relative energy content. Other miscellaneous assets are depreciated on a declining balance basis at 20% per annum.

Oil and gas assets are evaluated annually to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre. The carrying amounts are assessed to be recoverable when the sum of the undiscounted fund flows expected from the production of proved reserves, the lower of cost and market of unproved properties excluded from the depletion base and the cost of major development projects, exceeds the carrying amount of the cost centre. When the carrying amount is in excess, and is therefore assessed as not recoverable, an impairment loss would be recognized to the extent that the carrying value of assets exceeds the sum of the discounted fund flows from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The fund flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate [see note 5 (a)].

(c) Goodwill

Goodwill is recorded upon a corporate acquisition when the total purchase price exceeds the fair value of identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually or more frequently, if necessary. Impairment is determined based on the fair value of the reporting entity compared to the carrying or net book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the carrying value.

(d) Asset retirement obligation

Shiningbank recognizes the fair value of an Asset Retirement Obligation ("ARO") in the period in which it is incurred when a reasonable estimation of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying value of the asset. In periods subsequent to initial measurement, the passage of time results in liability increases and the

amount of accretion is charged against current period income. The liability is also adjusted for revisions to previously used estimates.

(e) Income taxes

The Fund is a taxable trust under the Income Tax Act (Canada). Any taxable income is allocated to the unitholders and therefore no provision for income taxes relating to the Fund is included in these financial statements.

The Fund's corporate subsidiaries follow the tax liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

The Fund's corporate subsidiaries are taxable Canadian corporations and are liable for tax on income that they retain. The Corporation is also subject to capital taxes in jurisdictions where such taxes apply and these taxes are deducted from distributions to unitholders.

(f) Financial instruments

The Corporation from time to time employs financial instruments to manage exposures related to interest rates and commodity prices. These instruments are not used for speculative trading purposes. The Fund formally documents all relationships between hedging instruments and hedged items and assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or fund flows of hedged items. Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

Realized and unrealized gains and losses associated with hedging instruments that have been terminated or cease to be effective prior to maturity, are deferred on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized.

For transactions that do not qualify for hedge accounting, the Fund applies the fair value method of accounting by recording an asset or liability on the consolidated balance sheet and recognizing changes in the fair value of the instruments in the current period statement of earnings.

(g) Trust Unit Rights Incentive Plan

The Fund accounts for the Trust Unit Rights Incentive Plan using the fair value based method. Under this method, compensation costs attributed to the Trust Unit rights are measured at fair value at the grant date and recognized over the vesting period, with a corresponding increase to contributed surplus. Consideration paid by employees and directors of the Corporation on the exercise of Trust Unit rights under this plan is recorded in Trust Units equity upon receipt, along with the amount of non-cash Trust Unit incentive compensation expense recognized in contributed surplus.

(h) Joint ventures

Substantially all of the Fund's petroleum and natural gas activities are conducted jointly with others and, accordingly, these financial statements reflect only the Fund's proportionate interest in such activities.

(i) Per Trust Unit amounts

Basic net earnings per Trust Unit is computed by dividing net earnings by the weighted average number of Trust Units outstanding for the year. Diluted net earnings per Trust Unit amounts reflect the potential dilution that could occur if securities or other contracts to issue Trust Units were exercised or converted to Trust Units.

(j) Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered.

(k) Comparative figures

Comparative figures have been reclassified to conform to current year presentation.

3. CHANGE IN ACCOUNTING POLICIES

(a) Asset retirement obligation

Effective January 1, 2004, Shiningbank adopted Canadian Institute of Chartered Accountants handbook section 3110, "Asset Retirement Obligations." The standard requires the recognition and measurement of liabilities related to legal obligations to retire property, plant and equipment upon acquisition of the liability. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized and depleted into earnings over time.

The estimated asset retirement obligation is based upon the Fund's net ownership interest in each area, estimated costs to abandon and reclaim wells and facilities in the area, and the anticipated timing of such expenditures.

(b) Hedging relationships

Effective January 1, 2004, the Fund adopted Accounting Guideline 13, "Hedging Relationships" that establishes standards for the documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. The adoption of this standard had no effect on the Fund's financial results.

4. CORPORATE AQUISITIONS

(a) Acquisition of Blizzard Energy Inc.

Effective August 2, 2005, the Corporation acquired all the outstanding shares of Blizzard pursuant to a Plan of Arrangement for $225.4 million. The acquisition was accounted for by the purchase method and the results of operations of Blizzard are included in the accounts from the closing date.

Fair value of 8,837,793 Shiningbank Trust Units	$	177,816
Cash consideration		46,600
Related fees and expenses		1,001
Cost of acquisition	$	225,417
Working capital deficiency	$	(43,852)
Deferred marketing contract		(400)
Future income taxes		(49,400)
Asset retirement obligation		(2,802)
Goodwill		41,631
Petroleum and natural gas properties and equipment		280,240
Total consideration	$	225,417

(b) Acquisition of Outlook Energy Corp.

Effective June 21, 2005, the Corporation acquired all the outstanding shares of Outlook for $31.4 million. The acquisition was accounted for by the purchase method and the results of operations of Outlook are included in the accounts from the closing date.

Cash consideration	$	31,210
Related fees and expenses		232
Cost of acquisition	$	31,442
Working capital deficiency	$	(496)
Future income taxes		(7,900)
Asset retirement obligation		(806)
Goodwill		7,783
Petroleum and natural gas properties and equipment		32,861
Total consideration	$	31,442

(c) Acquisition of Birchill Resources Limited

Effective January 1, 2004, the Corporation acquired all the outstanding shares of Birchill Resources Limited ("Birchill") for $170.1 million. The transaction closed on March 8, 2004. The acquisition was accounted for by the purchase method and the results of operations of Birchill are included in the accounts from the closing date. Birchill and the Corporation were subsequently amalgamated.

Cash consideration	$	169,639
Related fees and expenses		463
Cost of acquisition	$	170,102
Working capital deficiency	$	(5,724)
Future income taxes		(66,700)
Asset retirement obligation		(3,028)
Petroleum and natural gas properties and equipment		245,554
Total consideration	$	170,102

(d) Acquisition of Good Ridge Explorations Ltd.

Effective January 1, 2004, the Corporation acquired all the outstanding shares of Good Ridge Explorations Ltd. ("Good Ridge") for $7.0 million. The transaction closed on March 5, 2004. The acquisition was accounted for by the purchase method and the results of operations of Good Ridge are included in the accounts from the closing date. Good Ridge and the Corporation were subsequently amalgamated.

Cash consideration	$	6,935
Related fees and expenses		30
Cost of acquisition	$	6,965
Working capital	$	578
Future income taxes		(2,201)
Asset retirement obligation		(147)
Goodwill		1,710
Petroleum and natural gas properties and equipment		7,025
Total consideration	$	6,965

5. FIXED ASSETS

(a) Ceiling test

The Fund performed a ceiling test calculation at December 31, 2005 to assess the recoverable value of fixed assets. Escalated future prices were obtained from third parties and adjusted for commodity differentials specific to the Fund. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from proved reserves exceeded the carrying value of the Fund's fixed assets at December 31, 2005.

	Oil		Gas	
Year	WTI US$/bbl	Edmonton Light C$/bbl	AECO C$/mmbtu	Alberta Reference C$/mmbtu
2006	$ 60.00	$ 69.57	$ 10.54	$ 10.30
2007	57.50	66.61	9.52	9.30
2008	55.00	63.64	8.32	8.13
2009	52.50	60.68	7.71	7.52
2010	50.00	57.72	7.10	6.90
2011	47.50	54.76	7.24	7.04
2012	48.45	55.85	7.39	7.18
2013	49.42	56.97	7.53	7.33
2014	50.41	58.11	7.68	7.47
2015	51.42	59.27	7.84	7.62
Thereafter	+ 2.0%/annum	+ 2.0%/annum	+ 2.0%/annum	+ 2.0%/annum

(b) Depletion

The Fund does not exclude any value for undeveloped land in the depletion calculation. The depletion calculation does include future development costs of $57.2 million.

6. ASSET RETIREMENT OBLIGATION

Undiscounted expenditures totalling $45.4 million are expected to be made over the next 30 - 40 years. The Fund's credit adjusted risk free rate of 7% and an inflation rate of 2% were used to calculate the present value of the obligation.

The Fund's asset retirement obligation is as follows:

	Year ended December 31, 2005	Year ended December 31, 2004
Carrying amount, beginning of year	$ 30,242	$ 26,524
Liability incurred during the year, net of dispositions and adjustments	(4,120)	(963)
Settlement of liability during the year	(1,497)	(684)
Acquisitions during the year	3,608	3,175
Accretion expense	2,115	2,190
Carrying amount, end of year	$ 30,348	$ 30,242

7. LONG TERM DEBT

The Corporation maintains a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $199.1 million was drawn at December 31, 2005. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to funds flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 27, 2006, at which time the credit facility, unless renewed, reverts to a two-year term with the principal payments, if necessary, commencing on July 28, 2006.

8. INCOME TAXES

The provision for income taxes in the financial statements differs from the result that would have been obtained by applying the combined federal and provincial tax rate to the earnings before income taxes. This difference results from the following items:

	2005	2004
Income before income tax	$ 108,384	$ 53,181
Combined federal and provincial tax rate	37.62%	38.62%
Expected tax	40,774	20,539
Increase (decrease) in income taxes resulting from:		
Non-deductible Crown charges	5,700	3,500
Other	833	2,901
Internalization of management contract	500	1,400
Internal restructuring	-	(78,400)
Change in tax rate	(100)	(3,100)
Resource allowance	(3,400)	(1,800)
Non-taxable portion of net income	(51,044)	(31,239)
Future income tax recovery	(6,737)	(86,199)
Capital and large corporation taxes	885	574
Income and capital taxes	$ (5,852)	$ (85,625)

The components of the future income tax liability for the Corporation and SHC at December 31, are as follows:

	2005	2004
Future income taxes:		
Oil and natural gas properties	$ 101,729	$ 49,151
Asset retirement obligation	(9,153)	(9,084)
Non-capital losses	(3,465)	(4,383)
Other	(5,282)	(2,418)
	$ 83,829	$ 33,266

The non-capital losses expire as follows: 2006 – $4.3 million; 2007 – $113,000; 2008 – $4.7 million and 2009 - $6.1 million.

For the entities not subject to tax, the net difference between the tax bases and the reported amount is $107.5 million.

9. TRUST UNITS

(a) Authorized

300,000,000 Trust Units

(b) Issued

	2005		2004	
	Number	Amount	Number	Amount
Balance, beginning of year	54,140,619	$ 706,954	44,343,415	$ 550,267
Issued on acquisition *[note 4 (a)]*	8,837,793	177,816	-	-
Issued for cash	4,100,000	100,245	8,800,000	149,600
Issued on conversion of Exchangeable Shares	402,887	4,080	82,500	941
Issued for cash under Distribution Reinvestment Plan	355,498	8,302	296,538	5,846
Issued on exercise of rights	349,401	4,451	618,166	8,024
Less: Commissions and issue costs		(5,551)		(8,143)
Transfer from contributed surplus on exercise of rights		558		419
Balance, end of year	68,186,198	$ 996,855	54,140,619	$ 706,954

(c) Exchangeable Shares

On October 9, 2002, SHC issued 1,136,614 Exchangeable Shares in connection with the management internalization transaction (see note 12). The Exchangeable Shares are exchangeable, at the option of the holder, into Trust Units for no additional consideration. As at December 31, 2005, 151,549 (2004 - 353,614) Exchangeable Shares were held in escrow to be released over periods up to October 2007 under the terms of an escrow agreement. The number of Trust Units issuable upon conversion is based upon the exchange ratio in effect at the conversion date. The exchange ratio is adjusted by the distributions paid to unitholders divided by the 10-day weighted average unit price preceding the record date. The Exchangeable Shares are not eligible for distributions.

	2005		2004	
	Number	Amount	Number	Amount
Balance, beginning of year	263,482	$ 7,019	126,290	$ 5,267
Released from escrow	202,065	-	202,064	-
Conversion of Exchangeable Shares	(281,221)	(4,080)	(64,872)	(941)
Amortization of deferred portion		1,309		2,693
Balance, end of year	184,326	$ 4,248	263,482	$ 7,019
Exchange ratio, end of year	1.44988		1.32647	
Trust Units issuable upon conversion of non-escrowed shares	267,251		349,501	
Trust Units issuable upon conversion of 151,549 escrowed shares	219,728		469,058	
Total Trust Units issuable upon conversion of all shares	486,979		818,559	

(d) Trust Unit Rights Incentive Plan

Under Shiningbank's Trust Unit Rights Incentive Plan the initial exercise price of rights granted may not be less than the current market price of the Trust Units as of the date of grant and the maximum term of each right is not to exceed 10 years. The exercise price of the rights is to be adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceed 2.5% (10% annually) of the Fund's consolidated net book value of fixed assets. A total of 3,995,692 Trust Units have been reserved for issuance under the plan, of which 3,002,297 rights had been issued as at December 31, 2005. At December 31, 2005, there were 1,855,000 (2004 - 1,396,901) rights outstanding, of which 500,833 (2004 – 395,234) were exercisable at a weighted average exercise price of $12.84 (2004 - $13.34). In January 2006, a further 844,000 Trust Unit rights were granted.

	2005		2004	
Rights	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Balance, beginning of year	1,396,901	$ 14.74	1,460,067	$ 13.93
Granted	847,500	$ 21.63	580,000	$ 18.75
Forfeited	(40,000)	$ 19.76	(25,000)	$ 16.44
Exercised	(349,401)	$ 12.74	(618,166)	$ 12.98
Balance before reduction of exercise price	1,855,000	$ 18.16	1,396,901	$ 16.31
Reduction of exercise price		(1.42)		(1.57)
Balance, end of year	1,855,000	$ 16.74	1,396,901	$ 14.74

The following table summarizes information about Trust Unit rights outstanding and exercisable at December 31, 2005:

	Rights Outstanding				Rights Exercisable	
Range of Exercise Prices	Number Outstanding At 12/31/05	Weighted Average Remaining Contractual Life (Yrs)	Weighted Average Exercise Price		Number Exercisable At 12/31/05	Weighted Average Exercise Price
$9.00 to $13.99	542,501	6.4	$	11.55	372,501	$ 11.66
$14.00 to $19.99	509,999	8.1	$	16.38	128,332	$ 16.25
$20.00 to $24.50	802,500	9.1	$	20.49	-	$ -
$9.00 to $24.50	1,855,000	8.0	$	16.74	500,833	$ 12.84

Shiningbank recorded Trust Unit incentive compensation expense of $2.5 million for the year ended December 31, 2005 (2004 – $1.3 million) for rights issued between 2003 and 2005, and which vested in 2005. This expense is related to costs reported in general and administrative expenses on the statement of earnings and deficit.

The following table reconciles the movement in the contributed surplus balance:

Contributed surplus	2005	2004
Balance, beginning of year	$ 1,416	$ 572
Trust Unit incentive compensation	2,506	1,263
Net benefit on rights exercised [1]	(558)	(419)
Balance, end of year	$ 3,364	$ 1,416

[1] Upon exercise, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders' equity.

The $4.0 million fair value of the 847,500 rights issued during the year ($4.67 per right; 2004 - $4.12 per right) was estimated using a Black-Scholes option-pricing model with the following assumptions: risk-free interest rates ranging from 3.8% to 4.2% (2004 – 4.3% to 4.8%), volatility of 60%, life of 10 years, and a dividend yield rate of 10% representing the difference between the anticipated distribution and the anticipated reduction in the strike price. Users are cautioned that the assumptions made are estimates of future events and actual results could differ materially from those estimated.

For rights issued in 2002, Shiningbank has elected to disclose the pro forma effect as if the amended accounting standard had been adopted January 1, 2002. The rights granted on January 1, 2002 fully vested on January 1, 2005 and therefore, no Trust Unit incentive compensation expense related to those rights would have been recorded during the year. For the year ended December 31, 2004, Shiningbank's net income would have decreased by $508,000 ($0.01 per basic and diluted Trust Unit) due to additional Trust Unit incentive compensation expense related to those rights.

(e) Distribution Reinvestment Plan

The Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") entitles eligible unitholders to purchase additional Trust Units by re-investing their cash distributions or by making additional optional cash payments of up to $3,000 per quarter for the purchase of additional Trust Units. Trust Units are acquired on the open market at the prevailing market price or issued from treasury at the average market price over the last 10 days of trading. During 2005, 355,498 Trust Units were issued from treasury (2004 – 296,538) under the DRIP for proceeds of $8.3 million (2004 - $5.8 million).

(f) Per Trust Unit amounts

For the year ended December 31, 2005, the weighted average number of Trust Units and non-escrowed

Exchangeable Shares outstanding was 59,711,327 (2004 - 52,208,852). In computing diluted net earnings per Trust Unit, the dilutive effect of unit rights and escrowed Exchangeable Shares, added 965,690 Trust Units (2004 – 984,155) to the weighted average number of Trust Units outstanding.

10. OTHER CASH FLOW DISCLOSURES

	2005	2004
Change in non-cash operating working capital		
Corporate acquisitions *(note 4)*	$ (44,348)	$ (5,146)
Accounts receivable	(26,233)	(19,125)
Prepaid expenses	(2,276)	(1,841)
Accounts payable and accrued liabilities	27,060	4,821
	$ (45,797)	$ (21,291)
Change in non-cash financing working capital		
Distributions payable to unitholders	$ 16,020	$ 4,502
Change in non-cash investing working capital		
Accounts payable for capital accruals	$ 11,004	$ 4,720
Cash payments		
Cash payments made for taxes	$ 772	$ 1,231
Cash payments made for interest	$ 8,474	$ 6,023

11. FINANCIAL INSTRUMENTS

As at December 31, 2005, there are no significant differences between the carrying amounts and the fair value of accounts receivable, accounts payable, accrued liabilities, and Trust Unit distributions payable due to the short-term nature, or to long-term debt due to the floating interest rate. The Corporation is exposed to interest rate variance on the long term debt disclosed in the balance sheet. Gains and losses on commodity price hedges are included in revenues upon the sale of related production provided there is reasonable assurance that the hedge is and will continue to be effective.

Substantially all of the Fund's accounts receivable are due from customers in the oil and gas industry and are subject to the normal industry credit risks. The carrying value of accounts receivable reflects management's assessment of the associated credit risk. Substantially all derivative financial instruments are entered into with Canadian chartered banks in order to reduce credit risk.

At December 31, 2005, Shiningbank held certain derivative financial instruments which are not recognized on the consolidated balance sheets. The estimated market value at December 31, 2005, had the contracts been settled at that time, would have been a loss of $239,000.

Period	Commodity	Volume	Price
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50 /GJ floor $12.00/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$10.00 /GJ floor $15.15/GJ ceiling
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50 /GJ floor $12.00/GJ ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.00/bbl ceiling

Subsequent to December 31, 2005, Shiningbank entered into an additional hedge contract.

Period	Commodity	Volume	Price
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

12. INTERNALIZATION OF MANAGEMENT CONTRACT

Effective October 9, 2002, the Fund acquired all of the outstanding shares of Shiningbank Energy Management Inc., the former manager of the Fund. Total consideration for the transaction consisted of a cash payment of $2.9 million plus 1,136,614 Exchangeable Shares. Total consideration was reduced by $1.8 million to provide for performance/retention bonuses to be paid to employees. During 2004, the remainder of this bonus pool, or $817,000 was paid out in cash and expensed.

Total consideration:	
Cash	$ 2,910
Exchangeable Shares issued	16,490
Costs associated with the transaction	1,195
Total purchase price	$ 20,595

Prior to the acquisition, the Fund paid fees to the former manager of 3.25% of net operating income, a fee equal to 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of the management agreement. The acquisition resulted in the elimination of all fees and dividends under the management contract.

Exchangeable Shares in the amount of $10.0 million were originally subject to escrow provisions and are being deferred and amortized into income as internalization of management contract expense over the specific vesting periods through 2007. For the year ending December 31, 2005, $1.3 million (2004 - $2.7 million) has been recorded as expense representing the amortization of these escrowed Exchangeable Shares.

13. COMMITMENTS AND CONTINGENCIES

The following is a summary of the Fund's contractual obligations and commitments as at December 31, 2005:

	Payments Due by Period				
	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Operating leases	$ 11,131	$ 1,790	$ 4,994	$ 4,347	$ -
Pipeline transportation	3,442	1,144	2,289	9	-
Total obligations	$ 14,573	$ 2,934	$ 7,283	$ 4,356	$ -

The Fund is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that any resulting settlements would not materially affect the Fund's financial position or reported results of operations.

14. RELATED PARTY TRANSACTIONS

During 2005, Shiningbank paid $1.0 million for legal services (2004 - $1.1 million) provided by a firm in which a current director is a partner, $29,000 of which was outstanding at December 31, 2005. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at the exchange amount.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 78%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

CERTIFICATE

PURSUANT TO SECTIONS 3.1 AND 3.4 OF NATIONAL POLICY 41-201 ("NP 41-201")

TO: Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Division, Department of Justice, Newfoundland

RE: Shiningbank Energy Income Fund

To the extent that securities legislation in some jurisdictions is ambiguous regarding certain matters set forth in NP 41-201, the undersigned hereby certifies as an officer of Shiningbank Energy Ltd. ("**SEL**"), administrator of Shiningbank Energy Income Fund (the "**Fund**"), and not in any personal capacity, that the Fund has complied with the undertaking given September 21, 2005, specifically:

1. in complying with its reporting issuer obligations, the Fund treats SEL and Shiningbank Limited Partnership ("**SLP**") as subsidiaries of the Fund; however, if generally accepted accounting principles prohibit the consolidation of financial information of SEL, SLP and the Fund, we expect that, for as long as SEL or SLP (and any of its significant business interests) represents a significant asset of the Fund, the Fund will provide unitholders with separate financial statements for SEL and SLP (and any of its significant business interests), as applicable; and

2. the Fund has taken appropriate measures to require each person who would be an insider of SEL or SLP if SEL or SLP were reporting issuers to file insider reports about trades in trust units of the Fund (including securities which are exchangeable into trust units of the Fund).

DATED this 3rd day of March, 2006.

SHININGBANK ENERGY INCOME FUND,
by its administrator Shiningbank Energy Ltd.

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer

CAL_LAW\ 1204822\1

SHININGBANK
Energy Income Fund

March 17, 2006 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces April 2006 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for April 2006 will be **C$0.25 per unit. The distribution is payable on April 15, 2006 to unitholders of record on March 31, 2006. The ex-distribution date is March 29, 2006.** This represents a 12.4% annualized pre-tax cash-on-cash yield based on the March 16, 2006 closing price of $24.29 per unit.

This distribution level reflects a reduction of $0.05 per unit or 17% from the recent distribution level of $0.30 per unit, paid for the last four months, and results from the significant weakening in natural gas prices since fourth quarter 2005. Canadian spot market natural gas prices have declined from over $12 per mcf in late 2005 to current levels of under $7 per mcf. Shiningbank's production volumes remain on target and early results from the Fund's winter drilling program are positive.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 76%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email:	irinfo@shiningbank.com
Telephone:	(403) 268-7477
Facsimile:	(403) 268-7499
Toll Free:	(866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator







	Three months ended December 31			Year ended December 31		
Financial	**2005**	2004	%	**2005**	2004	%
($ thousands except per Trust Unit amounts)						
Oil and natural gas sales	**$ 144,539**	$ 82,453	75	**$ 419,663**	$ 307,514	36
Net earnings before income taxes	**49,336**	13,974	253	**107,499**	52,607	104
Future income tax recovery	**(749)**	(74,064)	(99)	**(6,737)**	(86,199)	(92)
Net earnings after income taxes	**50,085**	88,038	(43)	**114,236**	138,806	(18)
Funds flow from operations	**94,181**	47,220	99	**252,764**	174,878	45
Distributions to unitholders	**61,391**	37,390	64	**182,266**	146,360	25
Distributions per Trust Unit	**0.90**	0.69	30	**2.97**	2.76	8
Long term debt	**199,129**	182,147	9	**199,129**	182,147	9
Unitholders' equity	**736,992**	515,944	43	**736,992**	515,944	43
Operations						
Daily production						
Oil (bbl/d)	**2,421**	2,502	(3)	**2,346**	2,381	(1)
Natural gas (mmcf/d)	**106.4**	90.4	18	**93.2**	86.6	8
Natural gas liquids (bbl/d)	**3,133**	3,259	(4)	**3,003**	3,125	(4)
Oil equivalent (boe/d)	**23,288**	20,833	12	**20,876**	19,933	5
Average prices (including hedging)						
Oil ($/bbl)	**$ 64.48**	$ 42.61	51	**$ 61.78**	$ 43.14	43
Natural gas ($/mcf)	**$ 11.70**	$ 7.20	63	**$ 9.13**	$ 7.06	29
Natural gas liquids ($/bbl)	**$ 54.83**	$ 43.70	25	**$ 50.42**	$ 40.24	25
Oil equivalent ($/boe)	**$ 67.52**	$ 43.23	56	**$ 54.96**	$ 42.14	30
Unit Trading						
Units traded (thousands)	**16,826**	12,715	32	**52,965**	44,001	20
Value traded ($ thousands)	**$ 450,590**	$ 277,894	62	**$ 1,273,646**	$ 865,687	47
Unit price						
High	**$ 30.99**	$ 23.98		**$ 30.99**	$ 23.98	
Low	**$ 22.00**	$ 20.01		**$ 19.60**	$ 16.51	
Close	**$ 29.15**	$ 21.49		**$ 29.15**	$ 21.49	
Units outstanding (thousands, end of year)	**68,186**	54,141		**68,186**	54,141	

PROFIT

SHININGBANK
ENERGY INCOME FUND

Financial Report 2005

management's

Management's Discussion and Analysis

For the three months and years ended December 31, 2005 and 2004

The following is management's discussion and analysis ("MD&A") of the operating and financial results of Shiningbank Energy Income Fund ("Shiningbank" or the "Fund") for the three months and year ended December 31, 2005. This information is provided as of February 28, 2006. The fourth quarter and year-end results have been compared with the corresponding periods in 2004. Certain comparative figures have been restated to reflect the accounting changes described in note 3 to the consolidated financial statements. This MD&A should be read in conjunction with the Fund's audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with the accompanying notes. These financial statements and additional information about the Fund are available on SEDAR at www.sedar.com.

ABILITY

discussion and analysis

Non-GAAP Measures

Management believes that funds flow and operating netbacks are useful supplemental measures. All references to funds flow throughout this MD&A are based on funds flow from operations, which management uses to analyze operating performance and leverage. Funds flow as presented is not intended to represent operating cash flow or operating profits, nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian generally accepted accounting principles ("GAAP"). The Fund considers funds flow a key measure of performance as it demonstrates the Fund's ability to generate the cash flow necessary to fund future distributions and capital investments and repay indebtedness. Operating netback, which is calculated as average unit sales price less royalties, transportation costs and operating costs, represent the cash margin for product sold, calculated on a boe basis. The Fund considers operating netback a key measure as it indicates the relative performance of crude oil and natural gas assets. Funds flow and operating netback as presented do not have any standardized meanings prescribed by Canadian GAAP and therefore may not be comparable with the calculations of similar measures for other entities.

Forward-Looking Statements

This MD&A contains forward-looking statements relating to future events. In some cases, forward-looking statements can be identified by such words as "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" or similar expressions. These statements represent management's best projections, but undue reliance should not be placed upon them as they are derived from numerous assumptions. These assumptions are subject to known and unknown risks and uncertainties, including the business risks discussed in this MD&A and in the Annual Information Form, which may cause actual performance and financial results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted.

Barrel of Oil Equivalent

Barrel of oil equivalent (boe) volumes are reported at 6:1 with 6 mcf = 1 bbl. The 6:1 boe conversion ratio is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

Reporting Currency

All figures are in Canadian dollars unless otherwise noted.

49% total return in 2005 •

$7.66 growth in unit price •

$2.97 cash distributions •

Total return includes cash distributions and growth in the unit price. See page 26 for how to calculate total return.

Total Return 2005

Results of Operations

Production Volumes

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Oil (bbl/d)	**2,421**	2,502	(3)	**2,346**	2,381	(1)
Natural gas (mmcf/d)	**106.4**	90.4	18	**93.2**	86.6	8
Natural gas liquids (bbl/d)	**3,133**	3,259	(4)	**3,003**	3,125	(4)
Oil equivalent (boe/d)	**23,288**	20,833	12	**20,876**	19,933	5
Natural gas % of production	**76%**	72%	4	**74%**	72%	2

Daily production for the fourth quarter averaged 23,288 boe/d, up 12% from the same period last year. 2005 daily production averaged 20,876 boe/d, 5% higher than in 2004. Natural gas accounted for all of the volume increases, while oil and NGL production declined slightly in both periods due to natural declines and the Fund's emphasis on natural gas.

The growth in natural gas volumes resulted from two corporate acquisitions: the Blizzard Energy Inc. ("Blizzard") acquisition for $269.3 million, including $43.9 million in working capital deficiency, which closed August 2, 2005; and the $31.9 million purchase of Outlook Energy Corp. ("Outlook") which closed June 21, 2005. The combined purchases contributed 18% to fourth quarter 2005 production and 9% to 2005 production. These acquisitions were partially offset by the natural declines of producing properties, which are estimated to average 15% per year. Additional production volumes from drilling activities, originally anticipated to be onstream in late 2005, did not materialize due to delays caused by weather and regulatory backlogs. Production for 2006 is anticipated to average 22,500 to 23,000 boe/d.

Pricing – Including Hedging Activity

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Average Prices – Including Hedging						
Oil ($/bbl)	**$ 64.48**	$ 42.61	51	**$ 61.78**	$ 43.14	43
Natural gas ($/mcf)	**$ 11.70**	$ 7.20	63	**$ 9.13**	$ 7.06	29
Natural gas liquids ($/bbl)	**$ 54.83**	$ 43.70	25	**$ 50.42**	$ 40.24	25
Oil equivalent ($/boe)	**$ 67.52**	$ 43.23	56	**$ 54.96**	$ 42.14	30
Benchmark Prices						
WTI (US$/bbl)	**$ 60.02**	$ 48.28	24	**$ 56.56**	$ 41.40	37
AECO natural gas (Cdn$/mcf)	**$ 11.68**	$ 7.08	65	**$ 8.48**	$ 6.79	25

Natural Gas

Shiningbank's realized natural gas prices averaged $11.70/mcf for the quarter, 63% higher than fourth quarter 2004. For the full year, the average price was up 29% at $9.13/mcf. Hedging decreased the realized gas price by $0.36/mcf for the quarter and $0.15/mcf for the year. This compares with a 2004 hedging loss of $0.11/mcf for the quarter and $0.07/mcf for the year. Shiningbank has historically received a premium gas price to AECO benchmark monthly prices, but this was reduced in the fourth quarter due to a reduction in daily versus monthly index gas prices in November. This variation is not expected to continue into 2006 but could occur again in periods of rapidly weakening daily prices. Benchmark futures prices remain high with prices for the rest of 2006 averaging over $7.00/mcf.

Oil and Natural Gas Liquids

Realized oil prices for the quarter averaged $64.48/bbl, up 51% from fourth quarter 2004. Realized oil prices for the year were $61.78/bbl, 43% higher than in 2004. Hedging reduced the realized price by $1.13/bbl for the quarter and $1.08/bbl for the year, compared with 2004 hedging losses of $8.36/bbl for the quarter and $5.46/bbl for the year.

The benchmark West Texas Intermediate ("WTI") price averaged 24% higher for the fourth quarter and 37% higher for the year than the comparable periods in 2004. Oil prices are expected to remain high in US dollar terms, with many analysts expecting WTI to average over US$60.00/bbl in 2006. Benchmark futures prices for the rest of 2006 at the time of writing were over US$65.00/bbl.

NGL prices were also strong reflecting high oil prices. The quarterly average NGL price was 25% higher than in fourth quarter 2004 at $54.83/bbl, and 25% higher for the full year at an average $50.42/bbl. Shiningbank's NGL prices typically average approximately 80% of Edmonton par oil prices. In fourth quarter 2005, the Fund's NGL prices averaged 84%, slightly higher than usual due to a strong market in November.

Hedging

Shiningbank maintains an active hedging program designed to reduce the variability of funds flow and stabilize distributions. Under the Fund's hedging policy, not more than one-half of production volumes of any commodity can be hedged at any one time. Gains and losses from hedging activities are typically recorded when they are realized and are included in oil and natural gas sales unless a particular hedge is considered ineffective. During 2005, the Fund hedged an average of 17% of total gas production (26% – 2004) and 30% of total oil production (39% – 2004). Currently, Shiningbank has the following hedging contracts in place:

Period	Commodity	Volume	Price
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
November 1, 2005 – March 31, 2006	Gas	5,000 GJ/d	$10.00/GJ floor $15.15/GJ ceiling
April 1, 2006 – October 31, 2006	Gas	5,000 GJ/d	$7.50/GJ floor $12.00/GJ ceiling
January 1, 2006 – June 30, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.00/bbl ceiling
July 1, 2006 – December 31, 2006	Oil	500 bbl/d	US$55.00/bbl floor US$89.10/bbl ceiling

Revenues

	Three months ended December 31,				Year ended December 31,			
(000s)	**2005**	**% of Revenue**	2004	% of Revenue	**2005**	**% of Revenue**	2004	% of Revenue
Oil	**$ 14,613**	**10**	$ 11,731	14	**$ 53,830**	**13**	$ 42,352	14
Natural gas	**118,031**	**82**	60,850	74	**315,448**	**75**	226,040	74
Natural gas liquids	**15,803**	**11**	13,102	15	**55,260**	**13**	46,019	15
Other income (loss)	**(121)**	**–**	(398)	–	**916**	**–**	91	–
Gas hedging	**(3,536)**	**(3)**	(909)	(1)	**(4,860)**	**(1)**	(2,229)	(1)
Oil hedging	**(251)**	**–**	(1,923)	(2)	**(931)**	**–**	(4,759)	(2)
	$ 144,539	**100**	$ 82,453	100	**$ 419,663**	**100**	$ 307,514	100

The accompanying table demonstrates the net effect of price and volume variances on revenues.

Sales Variance Analysis (Including Hedging Activity)

	Three months ended December 31,	Year ended December 31,
(000s)	2005/2004	2005/2004
Oil and natural gas liquids		
Volume decrease	**$ (825)**	**$ (2,571)**
Price increase	**8,080**	**27,118**
Net increase	**$ 7,255**	**$ 24,547**
Natural gas		
Volume increase	**$ 10,585**	**$ 16,396**
Price increase	**43,969**	**70,381**
Net increase	**$ 54,554**	**$ 86,777**

Royalties

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Total royalties, net (000s)	**$ 29,154**	$ 19,159	52	**$ 88,078**	$ 63,930	38
As a % of revenue	**20.2%**	23.2%	(13)	**21.0%**	20.8%	1
Per boe	**$ 13.61**	$ 10.00	36	**$ 11.56**	$ 8.76	32

Royalty expense consists of royalties paid to provincial governments, freehold landowners and overriding royalty owners. The royalty rate was slightly higher in 2005 mainly due to a one-time credit received in the third quarter of 2004 relating to 2003 Crown royalties. Increasing production from the Sousa area, where the Fund has lower royalty rates, slightly reduced the overall rate in the fourth quarter and should reduce rates in 2006. The Fund expects royalty rates to average 21.5% for 2006.

Transportation Costs

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Transportation costs (000s)	**$ 1,662**	$ 1,186	40	**$ 5,304**	$ 5,550	(4)
Per boe	**$ 0.78**	$ 0.62	26	**$ 0.70**	$ 0.76	(8)

On a boe basis, fourth quarter transportation costs increased 26% from 2004 as a result of prior quarter adjustments flowing through fourth quarter 2005. The 8% year over year decrease resulted from lower pricing and the termination of certain unutilized transportation service commitments early in 2005. These terminations did not impact the Fund's ability to market its production. Transportation costs are expected to average $0.80/boe in 2006.

Operating Costs

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Operating costs (000s)	**$ 13,290**	$ 11,465	16	**$ 53,045**	$ 48,692	9
Per boe	**$ 6.20**	$ 5.98	4	**$ 6.96**	$ 6.67	4

Operating costs on a boe basis increased 4% from 2004 for both periods due to higher field and plant maintenance costs in most areas, and extra costs associated with flooding in southern Alberta during the second quarter. This was partially offset by the incorporation of the Blizzard properties which have lower operating costs. Operating costs are expected to average $7.25/boe in 2006.

Operating Netbacks

	Three months ended December 31,			Year ended December 31,		
($/boe)	**2005**	2004	%	**2005**	2004	%
Natural Gas Wells						
Oil and natural gas sales	**$ 69.34**	$ 44.46	56	**$ 55.14**	$ 42.89	29
Hedging loss	**(1.81)**	(1.22)	48	**(0.74)**	(0.78)	(5)
Royalties	**(13.64)**	(10.09)	35	**(11.52)**	(8.83)	30
Transportation costs	**(0.82)**	(0.64)	28	**(0.74)**	(0.79)	(6)
Operating costs	**(5.98)**	(5.59)	7	**(6.43)**	(6.29)	2
Operating netbacks	**$ 47.09**	$ 26.92	75	**$ 35.71**	$ 26.20	36
Oil Wells						
Oil and natural gas sales	**$ 68.67**	$ 49.85	38	**$ 61.99**	$ 47.10	32
Hedging loss	**(1.28)**	(7.54)	(83)	**(1.03)**	(4.45)	(77)
Royalties	**(13.26)**	(8.07)	64	**(11.95)**	(7.55)	58
Transportation costs	**(0.17)**	(0.15)	13	**(0.17)**	(0.16)	6
Operating costs	**(8.95)**	(14.29)	(37)	**(12.78)**	(14.15)	(10)
Operating netbacks	**$ 45.01**	$ 19.80	127	**$ 36.06**	$ 20.79	73
All Wells						
Oil and natural gas sales	**$ 69.29**	$ 44.71	55	**$ 55.72**	$ 43.10	29
Hedging loss	**(1.77)**	(1.48)	20	**(0.76)**	(0.96)	(21)
Other income (loss)	**(0.06)**	(0.21)	(71)	**0.12**	0.01	1,100
Royalties	**(13.61)**	(10.00)	36	**(11.56)**	(8.76)	32
Transportation costs	**(0.78)**	(0.62)	26	**(0.70)**	(0.76)	(8)
Operating costs	**(6.20)**	(5.98)	4	**(6.96)**	(6.67)	4
Operating netbacks	**$ 46.87**	$ 26.42	77	**$ 35.86**	$ 25.96	38

Total operating netback increased 77% quarter over quarter and 38% year over year due mainly to higher commodity prices. This was partially offset by higher royalty and operating costs.

General and Administrative Costs

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
General and administrative costs (000s)	**$ 4,216**	$ 1,686	150	**$ 10,244**	$ 6,681	53
Per boe	**$ 1.97**	$ 0.88	124	**$ 1.34**	$ 0.92	46
Per average Trust Unit	**$ 0.06**	$ 0.03	100	**$ 0.17**	$ 0.13	31

General and administrative costs on a boe basis increased 124% from fourth quarter 2004 and 46% year over year. These increases were due to higher activity levels related to acquisitions and development activities, increasing costs due to additional regulatory requirements and significant pressure on salary and benefit costs in a very competitive environment for staff. At year end, Shiningbank had 55 full-time employees and 25 full-time and part-time consultants at its head office. Field and production staff consisted of three production superintendents, 17 full-time employees and 52 contract operators. Costs of field and production staff are included in operating costs. General and administrative costs for 2006 are expected to trend upward to approximately $1.40/boe.

Interest on Long Term Debt

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Interest on long term debt (000s)	**$ 2,031**	$ 1,759	15	**$ 8,423**	$ 6,159	37
Per boe	**$ 0.95**	$ 0.92	3	**$ 1.11**	$ 0.84	32
Per average Trust Unit	**$ 0.03**	$ 0.03	–	**$ 0.14**	$ 0.12	17

Interest expense per average Trust Unit remained consistent with fourth quarter 2004 and increased 17% for the year due to higher debt levels resulting from the funding of acquisitions and capital expenditures. Shiningbank is currently in compliance with all external debt covenants. All of Shiningbank's debt is floating rate bank debt. Interest expense in 2006 is expected to be approximately $1.25/boe due to higher projected debt levels and interest rates.

Depletion, Depreciation and Accretion

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Depletion, depreciation and accretion (000s)	**$ 43,915**	$ 32,035	37	**$ 142,370**	$ 118,547	20
Per boe	**$ 20.50**	$ 16.71	23	**$ 18.68**	$ 16.25	15

Depletion, depreciation and accretion per boe rose 23% for the fourth quarter and 15% year over year. These increases were primarily related to the effect of the acquisitions in 2004 and 2005.

Trust Unit Incentive Compensation

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Trust Unit incentive compensation (000s)	**$ 641**	$ 333	92	**$ 2,506**	$ 1,263	98
Per boe	**$ 0.30**	$ 0.17	76	**$ 0.33**	$ 0.17	94

During 2005, eight new issues aggregating 847,500 Trust Unit rights were granted (2004 – six issues aggregating 580,000). No new issues were granted during the fourth quarter (2004 – one issue aggregating 15,000). The fair value of rights issued was determined using a Black-Scholes model and will be brought into income over the vesting period of the rights. The total fourth quarter 2005 expense of $641,000 (2004 – $333,000) represented the fair value of rights issued during 2003 through to 2005 and which vested in fourth quarter 2005. During the year, the total expense was $2.5 million (2004 – $1.3 million). All of these costs are "non-cash" costs and are not deducted in determining distributions to unitholders.

Internalization of Management Contract

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Internalization of management contract (000s)	**$ 205**	$ 1,307	(84)	**$ 1,309**	$ 3,511	(63)
Per boe	**$ 0.10**	$ 0.68	(85)	**$ 0.17**	$ 0.48	(65)

Effective October 9, 2002, the Fund internalized its management by acquiring all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund. Prior to the acquisition, the Fund paid a fee equal to 3.25% of net operating income, a fee equal to 1.5% of the purchase price of acquisitions and a quarterly scheduled dividend in accordance with the terms of a management agreement. The acquisition eliminated all future fees and dividends.

Of the total purchase price of $20.6 million, $11.0 million was deferred, representing Exchangeable Shares subject to escrow provisions which are being amortized into income over specific vesting periods through 2007. During fourth quarter 2005, $205,000 (2004 – $1.3 million) was expensed, representing the amortization of these escrowed Exchangeable Shares. During the year, $1.3 million was expensed (2004 – $3.5 million).

Taxes

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Capital and large corporation taxes (000s)	**$ 89**	$ (451)	(120)	**$ 885**	$ 574	54
Future income tax recovery (000s)	**$ (749)**	$ (74,064)	(99)	**$ (6,737)**	$ (86,199)	(92)
Per boe	**$ (0.31)**	$ (38.88)	(99)	**$ (0.76)**	$ (11.74)	(94)

The Fund is obligated to pay provincial capital taxes and federal large corporations tax in its operating entities. Under the Fund's structure, payments are made between Shiningbank Energy Ltd. and the Fund. These payments provide the mechanism for transferring income to unitholders along with tax benefits and future tax liabilities. Current income taxes are not presently payable by the Fund or its operating entities.

During fourth quarter 2004, the Fund changed its organizational structure to take advantage of certain tax attributes of a partnership acquired through the acquisition of Birchill Resources Limited ("Birchill"). The change eliminated future income taxes payable within the Fund on income earned from the Birchill assets by taking advantage of the tax flow-through structure of the acquired partnership.

As a result of the Fund's restructuring, a reduction in future income taxes was credited to income in the fourth quarter of 2004 in accordance with Canadian GAAP. This increased earnings for 2004 by $78.4 million, or $1.50 per Trust Unit ($1.47 diluted). Net earnings were also affected by increased depletion charges as future income taxes were recorded in the cost of the assets at the time of the Birchill acquisition. This additional depletion reduced 2004 earnings by $8.1 million, or $0.15 per Trust Unit, basic and diluted. The costs of the restructuring were included in general and administrative costs in fourth quarter 2004.

Net Earnings

The following table sets out changes in net earnings before and after income taxes.

	Three months ended December 31,			Year ended December 31,		
	2005	2004	%	**2005**	2004	%
Net earnings before income taxes (000s)	**$ 49,366**	$ 13,974	253	**$ 107,499**	$ 52,607	104
Per Trust Unit – basic	**$ 0.72**	$ 0.26	177	**$ 1.80**	$ 1.01	78
– diluted	**$ 0.71**	$ 0.25	184	**$ 1.77**	$ 0.99	79
Net earnings after income taxes (000s)	**$ 50,085**	$ 88,038	(43)	**$ 114,236**	$ 138,806	(18)
Per Trust Unit – basic	**$ 0.73**	$ 1.62	(55)	**$ 1.91**	$ 2.66	(28)
– diluted	**$ 0.72**	$ 1.60	(55)	**$ 1.88**	$ 2.61	(28)

Distributions to Unitholders

(000s except per Trust Unit amounts)	Three months ended December 31, 2005	2004	%	Year ended December 31, 2005	2004	%
Funds flow from operations	**$ 94,181**	$ 47,220	99	**$ 252,764**	$ 174,878	45
Capital expenditures	**(31,350)**	(13,323)	135	**(81,772)**	(56,339)	45
Asset retirement expenditures	**(619)**	(208)	198	**(1,497)**	(684)	119
Working capital adjustments	**(821)**	3,701	(122)	**12,771**	28,505	(55)
Distributions to unitholders	**$ 61,391**	$ 37,390	64	**$ 182,266**	$ 146,360	25
Distributions per Trust Unit	**$ 0.90**	$ 0.69	30	**$ 2.97**	$ 2.76	8
Trust Units outstanding, end of period	**68,186**	54,141	26	**68,186**	54,141	26
Payout ratio	**65%**	79%		**72%**	84%	

Total distributions to unitholders increased 64% for the fourth quarter and 25% for full-year 2005. Both increases were attributable to improved funds flow due to large gains in commodity pricing. The increase in the number of Trust Units outstanding and larger deductions for capital expenditures offset the higher funds flow. The Fund paid out 65% of its funds flow for fourth quarter 2005, and 72% for full-year 2005. Total accumulated Trust Unit distributions were $690.2 million.

On a per Trust Unit basis, distributions increased 30% for fourth quarter 2005 to $0.30 per Trust Unit from $0.23 per Trust Unit which had been paid since June 2003. This increase reflected stable production performance and continued strength in natural gas prices. Future distributions are subject to change as dictated by commodity prices, operations and future business development.

Funds Flow from Operations

The following table reconciles a non-GAAP measure, funds flow from operations, to the nearest GAAP measure, cash flow from operating activities.

(000s except per Trust Unit amounts)	Three months ended December 31, 2005	2004	%	Year ended December 31, 2005	2004	%
Cash flow from operating activities	**$ 81,319**	$ 41,829	94	**$ 205,470**	$ 152,903	34
Change in non-cash working capital	**12,243**	5,183	136	**45,797**	21,291	115
Asset retirement expenditures	**619**	208	198	**1,497**	684	119
Funds flow from operations	**$ 94,181**	$ 47,220	99	**$ 252,764**	$ 174,878	45

2006 Funds Flow Sensitivities

The estimated sensitivity of funds flow to important variables is shown in the table below.

	($000s)	Per Trust Unit
US $1 per bbl	$ 1,500	$ 0.02
Cdn $0.25 per mcf	$ 8,200	$ 0.12
US $0.01 exchange	$ 970	$ 0.01
100 bbl/d	$ 2,500	$ 0.03
1 mmcf/d	$ 3,600	$ 0.06
1% prime rate	$ 2,000	$ 0.03

Income Tax Information

In 2005, 84.41% of cash distributions paid by the Fund were required to be included in the income of unitholders. The remaining 15.59% reduced each unitholder's adjusted cost base ("ACB") for income tax purposes. A summary of cash distributions paid in 2005 and the implications for Canadian taxpayers are shown below.

Record Date	Payment Date	Distribution[1] ($ per Trust Unit)	Taxable Income ($ per Trust Unit)	ACB Reduction ($ per Trust Unit)
December 31, 2004	January 15, 2005	$ 0.23	$ 0.1941	$ 0.0359
January 31, 2005	February 15, 2005	0.23	0.1941	0.0359
February 28, 2005	March 15, 2005	0.23	0.1941	0.0359
March 31, 2005	April 15, 2005	0.23	0.1941	0.0359
April 30, 2005	May 15, 2005	0.23	0.1941	0.0359
May 31, 2005	June 15, 2005	0.23	0.1941	0.0359
June 30, 2005	July 15, 2005	0.23	0.1941	0.0359
July 31, 2005	August 15, 2005	0.23	0.1941	0.0359
August 31, 2005	September 15, 2005	0.23	0.1941	0.0359
September 30, 2005	October 15, 2005	0.23	0.1941	0.0359
October 31, 2005	November 15, 2005	0.23	0.1941	0.0359
November 30, 2005	December 15, 2005	0.30	0.2532	0.0468
Total		$ 2.83	$ 2.3883	$ 0.4417

[1] Distributions for income tax purposes are based on cash received during 2005 rather than accrual-based income reported elsewhere in this report.

For US unitholders, 86.79% of distributions were taxable in 2005. Unitholders in both Canada and the US should consult tax advisors as to the proper treatment of Shiningbank distributions for income tax purposes.

Annual Financial Information

(000s except per Trust Unit amounts)	**2005**	2004	2003 Restated
Oil and natural gas sales	**$ 419,663**	$ 307,514	$ 247,207
Net earnings before income taxes	**107,499**	52,607	51,232
Per Trust Unit – basic	**1.80**	1.01	1.23
– diluted	**1.77**	0.99	1.21
Net earnings after income taxes	**114,236**	138,806	63,954
Per Trust Unit – basic	**1.91**	2.66	1.54
– diluted	**1.88**	2.61	1.51
Total assets	**1,169,580**	826,797	614,149
Total long term debt	**199,129**	182,147	121,691
Property acquisitions	**28,389**	2,615	156,829
Corporate acquisitions	**256,859**	177,067	–
Capital expenditures	**81,772**	56,339	22,931
Funds flow from operations	**252,764**	174,878	136,038
Per weighted average Trust Unit	**4.23**	3.35	3.27
Distributions to unitholders	**182,266**	146,360	122,287
Per Trust Unit	**2.97**	2.76	2.85
Payout ratio	**72%**	84%	90%
Trust Units outstanding	**68,186**	54,141	44,343
Weighted average	**59,711**	52,209	41,595

Shiningbank's growth has been driven by acquisitions. In 2003, the Fund completed a major acquisition of properties at Ferrier/O'Chiese. In 2004, the Fund completed the large corporate acquisition of Birchill and a much smaller corporate acquisition of Good Ridge Explorations Ltd. In 2005, the Fund completed the major corporate acquisitions of Blizzard and Outlook. Such acquisitions add to production volumes, revenues, earnings and assets. Revenues and earnings are also greatly affected by commodity prices, particularly natural gas prices as 74% of the Fund's 2005 production was natural gas. With such a high weighting to natural gas, the Fund's revenues and earnings closely track changes in natural gas pricing.

In 2003, substantial production growth through acquisitions and a rebound in oil and gas prices boosted revenues and earnings. In 2004 and again in 2005, the same combination of acquisition-driven production growth and high commodity prices led to improved revenues and funds flow. Earnings increased as a percentage of revenue in 2004 through the recovery of future income taxes related to the Fund's internal restructuring.

Quarterly Information

(000s except per Trust Unit amounts)	**December 31, 2005**	**September 30, 2005**	**June 30, 2005**	**March 31, 2005**
Oil and natural gas sales	**$ 144,539**	**$ 111,763**	**$ 83,222**	**$ 80,139**
Net earnings before income taxes	**49,336**	**28,259**	**17,015**	**12,889**
Per Trust Unit – basic	**0.72**	**0.46**	**0.31**	**0.24**
– diluted	**0.71**	**0.46**	**0.31**	**0.23**
Net earnings after income taxes	**50,085**	**30,995**	**18,781**	**14,375**
Per Trust Unit – basic	**0.73**	**0.51**	**0.34**	**0.26**
– diluted	**0.72**	**0.50**	**0.34**	**0.26**
Funds flow from operations	**94,181**	**67,721**	**46,353**	**44,509**
Per weighted average Trust Unit	**1.38**	**1.11**	**0.85**	**0.81**
Distributions to unitholders	**61,391**	**45,750**	**37,628**	**37,497**
Per Trust Unit	**0.90**	**0.69**	**0.69**	**0.69**
Payout ratio	**65%**	**68%**	**81%**	**84%**
	December 31, 2004	September 30, 2004	June 30, 2004	March 31, 2004
Oil and natural gas sales	$ 82,453	$ 74,713	$ 80,723	$ 69,625
Net earnings before income taxes	13,974	12,297	12,851	13,485
Per Trust Unit – basic	0.26	0.24	0.24	0.29
– diluted	0.25	0.23	0.24	0.28
Net earnings after income taxes	88,038	15,900	16,072	18,796
Per Trust Unit – basic	1.62	0.30	0.30	0.40
– diluted	1.60	0.29	0.29	0.39
Funds flow from operations	47,220	42,924	45,190	39,544
Per weighted average Trust Unit	0.87	0.80	0.84	0.84
Distributions to unitholders	37,390	37,226	36,977	34,767
Per Trust Unit	0.69	0.69	0.69	0.69
Payout ratio	79%	87%	82%	88%

Quarterly fluctuations primarily result from production increases due to acquisitions, volumes added through the Fund's development drilling program and realized commodity prices which can be extremely volatile.

Volume increases occurred through the acquisition of Birchill in second quarter 2004, the acquisition of Outlook in second quarter 2005 and again with the acquisition of Blizzard in third quarter 2005. The Fund's development drilling program strives to replace natural declines on the production base, with results affected by such factors as field conditions, availability of drilling and production equipment and drilling success. Shiningbank's drilling success rate in 2005 was 98%.

Natural gas prices remained strong through the past eight quarters with a sharp increase in third quarter 2005. Oil prices increased substantially in late 2004 and continued to rise in 2005. Distributions per Trust Unit increased 30% in fourth quarter 2005 to $0.30 from $0.23 based on stable production volumes and high commodity prices, particularly for natural gas. The increase in funds flow from higher commodity prices was used to fund capital expenditures and to pay distributions on a greater number of Trust Units outstanding.

Costs of Acquisitions and Development

During second quarter 2005, Shiningbank acquired all the outstanding shares of Outlook for $31.9 million. In its largest acquisition to date, Shiningbank acquired all the outstanding shares of Blizzard pursuant to a Plan of Arrangement for $269.3 million, including $43.9 million in working capital deficiency, during third quarter 2005.

A total of $31.4 million was spent on drilling and new facilities during the fourth quarter ($13.3 million in 2004) and $81.8 million for the full year ($56.3 million in 2004). Funds flow funded all of the fourth quarter capital expenditures and $70.5 million of the full year expenditures, with the balance funded by proceeds from the Fund's Distribution Reinvestment Plan of $8.3 million and bank debt drawdown of $3.0 million.

A total of 104 wells (32.9 net) were drilled in 2005, 91 (28.2 net) of which were successful gas wells, 11 (4.5 net) were successful oil wells and two (0.2 net) were dry and abandoned. In addition, Shiningbank farmed-out an additional 33 wells resulting in 23 successful wells in which Shiningbank retained royalty or working interests at no cost to the Fund.

In 2006, the Fund plans to spend approximately $90 million on drilling, new facilities and maintenance capital. This will be funded through a combination of funds flow and debt financing.

Net Asset Value

		Discount factor	
(000s except per Trust Unit amounts)	8%	10%	12%
Present value of reserves[1]			
Proved	$ 1,236,548	$ 1,158,674	$ 1,092,336
Probable	408,025	356,983	316,377
Undeveloped lands	82,693	82,693	82,693
Working capital deficiency	(35,590)	(35,590)	(35,590)
Total assets	1,691,676	1,562,760	1,455,816
Long term debt	(199,129)	(199,129)	(199,129)
Net asset value	$ 1,492,547	$ 1,363,631	$ 1,256,687
Trust Units outstanding at December 31, 2005	68,186	68,186	68,186
Net asset value per Trust Unit at December 31, 2005	**$ 21.89**	**$ 20.00**	**$ 18.43**

[1] The present value of reserves is calculated based on the reserves estimates and price forecast prepared by Paddock Lindstrom & Associates Ltd. in their December 31, 2005 evaluation.

Liquidity and Capital Resources

Shiningbank's ability to grow depends on access to bank lines of credit and periodic issues of new equity to fund acquisitions. Smaller acquisitions through the course of a year may be funded by a combination of bank debt, funds flow and proceeds from the Fund's Distribution Reinvestment Plan. Equity is issued to fund single large acquisitions, or to pay down bank debt accumulated following a number of smaller acquisitions. When the proceeds of an equity issue are greater than acquisition costs, the excess is used to reduce bank debt.

Since the Fund's initial public offering in 1996, 12 public equity issues have been completed, all in conjunction with a major acquisition. These acquisitions and strong commodity prices have led to steady accretion in value to unitholders. While the issue of new equity has the potential to dilute existing unitholders, over time, that has not been the case. This is evident in the growth of the Net Asset Value ("NAV") per unit. At the inception of the Fund, the NAV was $9.43 per unit, discounted at 10%. At the end of 2005, the NAV per unit was $20.00, discounted at 10%, despite payment of over $22 per unit in distributions over nine years. That level of per unit growth indicates that unitholders have not been diluted.

Long Term Debt

The Fund has a $330 million revolving credit facility with a syndicate of Canadian chartered banks of which $199.1 million was drawn at December 31, 2005. This facility was increased from $250 million on August 2, 2005 as a result of the Blizzard acquisition. The revolving period extends to April 27, 2006, at which time the facility, unless renewed, reverts to a two-year term with principal payments, if necessary, commencing on July 28, 2006. The facility is secured by a $600 million floating charge debenture on all assets of Shiningbank together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. Borrowings under the facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the Fund's total debt to funds flow ratio or, at Shiningbank's option, the bankers' acceptance rate plus a stamping fee. The Fund's total debt to funds flow ratio at year end was 0.5:1 based on fourth quarter annualized funds flow.

Unitholders' Equity

On August 2, 2005, the Fund issued 8,837,793 Trust Units at $20.12 each to Blizzard shareholders as part of the Blizzard acquisition. On September 28, 2005, the Fund issued 4,100,000 Trust Units at $24.45 to repay bank indebtedness incurred in connection with the Blizzard and Outlook acquisitions. An additional 128,023 Trust Units were issued during the fourth quarter (704,899 full-year 2005) under the Trust Unit Rights Incentive Plan and the Distribution Reinvestment Plan.

When equity is raised in a public equity issue, the intended use of proceeds is specified in the related prospectus. Each major equity issue has been undertaken to acquire properties or to reduce debt incurred from prior acquisitions. In all cases, the proceeds were used according to the purpose specified.

As of February 28, 2006, the Fund had 68,349,351 Trust Units, 184,326 non-escrowed Exchangeable Shares and 151,549 escrowed Exchangeable Shares outstanding. Exchangeable Shares held in escrow will be released over the next two years under the terms of an escrow agreement. Exchangeable Shares are not eligible for distributions until they are exchanged for Trust Units at the discretion of the holder. The exchange rate was initially one Trust Unit for each Exchangeable Share. The exchange rate increases with each distribution by an amount equal to the per unit distribution divided by the 10-day weighted average trading price of the Trust Units preceding the record date for that distribution. As of December 31, 2005, the exchange rate was 1.44988 Trust Units for each Exchangeable Share.

Future Growth

Shiningbank's growth is based on its ability to raise debt and equity capital in Canadian financial markets. The Fund examines acquisition opportunities and selects those it believes to be accretive for such parameters as funds flow, distributions, net asset value, production and reserves.

Acquisitions are typically made using the Fund's credit facilities. Periodically, new Trust Units are issued, and the proceeds are used to pay down debt accumulated from previous acquisitions.

If the Canadian equity or debt markets were unable to satisfy Shiningbank's funding needs, it would impair the Fund's ability to continue to replace production and maintain distributions. The Fund has lines of credit held by six Canadian chartered banks, which provide sufficient debt capital to complete all but the largest acquisitions. However, Shiningbank's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual funds flow.

Contractual Obligations

		Payments Due by Period			
(000s)	**Total**	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long term debt principal[1]	**$ 199,129**	$ –	$ 199,129	$ –	$ –
Operating leases	**11,131**	1,790	4,994	4,347	–
Pipeline transportation	**3,442**	1,144	2,289	9	–
Total obligations	**$ 213,702**	$ 2,934	$ 206,412	$ 4,356	$ –

[1] Assumes that the revolving credit facility is not renewed in April 2006.

Shiningbank has on-going capital commitments in the ordinary course of business for development drilling, equipment and facilities. These are funded through a combination of funds flow, debt financing and periodic equity financing.

Impact of New Accounting Policies

Non-Controlling Interest

On March 8, 2005 and effective for second quarter 2005, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants amended its position on the reporting of exchangeable securities issued by subsidiaries of income trusts. The amendment states that exchangeable securities issued by a subsidiary of an income trust should be reflected as either non-controlling interest or debt on the consolidated balance sheet unless they meet certain criteria. Shiningbank's Exchangeable Shares meet the specified criteria and therefore, the current treatment of reporting exchangeable securities as equity on the balance sheet continues to be appropriate.

Critical Accounting Estimates

The Fund makes numerous accounting estimates in its financial statements in order to provide timely information to users. A critical accounting estimate is one that requires management to make assumptions about matters that are highly uncertain at the time the estimate is made and, if a different estimate was used, financial results would be materially different. The following estimates are considered critical:

Reserves

The Fund must estimate its oil and gas reserves. Reserves are evaluated and reported on annually by independent petroleum reserve evaluators who use various subjective factors and assumptions, including forecasts of costs based on geological and engineering data, projected future rates of production, and timing and amounts of future development costs. Although reserves are estimated, management believes the estimates are reasonable based on information available at the time the estimates were prepared. Management, the Fund's internal engineers, and the Environmental, Corporate Governance and Reserve Review Committee of the Board of Directors of Shiningbank Energy Ltd. all review the estimates reported by the independent reserve evaluators.

As new information becomes available, changes are made to the reserve estimates and future development cost estimates. Historically, the Fund has had no significant changes to these estimates, with the exception of adjusting reserves for acquisitions and divestitures and the results of new drilling. Future actual results could vary greatly from the estimates made, resulting in material changes to the depletion calculation and the asset impairment test.

Asset Retirement Obligation

The Fund's estimated asset retirement obligation is based on estimated timing and costs to abandon and restore properties.

Financial Reporting

During 2004 and 2005, there were some changes to financial reporting and regulatory requirements. The most important changes for Shiningbank are described below.

Asset Retirement Obligations

Effective January 1, 2004, Shiningbank adopted CICA handbook section 3110, "Asset Retirement Obligations." The standard requires the recognition and measurement of liabilities related to legal obligations to retire property, plant and equipment upon acquisition of the liability. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in the fair value. The asset retirement cost is capitalized and depleted into earnings over time.

Hedging Relationships

Effective January 1, 2004, the Fund adopted Accounting Guideline 13, "Hedging Relationships" which establishes standards for the documentation and effectiveness of hedging relationships for the purposes of applying hedge accounting. The adoption of this standard had no effect on the Fund's financial results.

Related Party Transactions

During 2005, Shiningbank paid $1.0 million for legal services (2004 – $1.1 million) provided by a firm in which a current director is a partner, $29,000 of which was outstanding at December 31, 2005. These payments were made in the normal course of operations, on commercial terms, and therefore were recorded at the exchange amount.

Business Risks

Shiningbank is faced with a number of business risks that are inherent in the oil and gas business, and which can have a material impact on distributions to unitholders. To mitigate these risks, the Fund employs policies and procedures in its day-to-day operations and in its longer-term planning. These risk factors include, but are not limited to, the following influences:

Market Risks

Commodity Prices

The primary risk to funds flow and therefore, distributions, is fluctuations in oil and gas prices. With Shiningbank's production weighted heavily to natural gas, changes in natural gas markets and pricing are the primary driver behind the level of distributions.

To mitigate price risk, the Fund actively manages the sales of its production to optimize pricing. The Fund has an active hedging program through which management attempts to minimize the effect of commodity price drops in the short run, while retaining exposure to upward price changes. This is accomplished by use of simple hedging instruments, primarily "costless collars" and fixed price swaps.

Under the Fund's hedging policy, not more than 50% of production volumes can be hedged at any one time. Shiningbank's hedging practices are not designed to have a material impact on the medium- and long-term effects of commodity prices on distributions to unitholders. Unitholders remain exposed to price fluctuations over time. Hedging is employed only as a risk-management tool to stabilize short-term distributions, or to improve the economics of an acquisition, and not for speculation.

Interest Rates

Shiningbank is exposed to changes in interest rates, however, interest rates have significantly less of an impact on distributions than changes in commodity prices. The Fund's governing documents restrict debt levels to 40% of the value of its properties, and debt service costs are not to exceed 30% of the projected annual funds flow. All of Shiningbank's debt is currently exposed to short-term interest rate fluctuations.

Currency Rates

Exposure to currency exchange risk arises from the fact that prices for oil and, to a lesser degree natural gas, are determined in international markets, usually in US dollars. As a result, the amount received by Shiningbank may depend on the strength of the Canadian dollar versus the US dollar.

Shiningbank has the ability to hedge its currency exposure to manage currency fluctuations. The Fund currently has no hedges of this type in place.

Environmental Risks

Environmental laws and regulatory initiatives impact Shiningbank financially and operationally. The Fund may incur substantial capital and operating costs to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, the Fund may be required to incur significant costs to comply with the 1997 Kyoto Protocol to the United Nations Framework Convention on Climate Change.

Political and Legal Risks

Shiningbank's activities are affected by the political and legal environment in which it operates. Some examples of these uncertainties include:

- Changes in securities regulations which could affect the Fund's ability to raise additional equity or debt capital or its cost structure related thereto;
- Changes in income tax laws which could affect either tax costs to the Fund or to its unitholders;
- Changes in provincial Crown royalty regulation and compliance; and,
- Changes in law that affect the price or ownership of oil and gas reserves and production.

Operating Risks

Field Operations

Oil and gas production activities carry a number of inherent risks including production risks related to the ability to produce and process crude oil and natural gas from existing wells; the ability to develop or acquire sufficient quantities of crude oil and natural gas to replace production and maintain reserves; risks of environmental damage; and risks to the safety of its employees, contractors and the public.

To mitigate these risks, the Fund maintains financial flexibility to ensure its ability to operate efficiently in the field. The Fund employs skilled personnel, both in the field and in its head office, and ensures that they are equipped with efficient and effective tools and training. Shiningbank's strategy of operating a significant portion of its production provides greater control over operational factors, including ensuring properties are operated in accordance with its policy to minimize impacts on the environment.

Insurance coverage is maintained in order to minimize the impact of events that might cause substantial financial damage.

Reserve Replacement

As oil and gas reserves are produced, they naturally deplete over time. Shiningbank's ability to replace production depends on acquiring new reserves and developing existing reserves. Acquisition of oil and gas assets depends on the availability of economically desirable opportunities and on management's assessment of the value of the assets.

To mitigate these risks, the Fund subjects all potential prospects to stringent investment criteria, due diligence and review. All acquisitions over $20 million require Board of Directors' review and approval.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Fund's disclosure controls and procedures as of December 31, 2005 and concluded that the Fund's disclosure controls and procedures were effective.

Certification of Annual Filings during Transition Period

I, Bruce K. Gibson, Vice President, Finance and Chief Financial Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund (the issuer) for the financial year ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 23, 2006

(signed) "Bruce K. Gibson"
Bruce K. Gibson
Vice President, Finance and
Chief Financial Officer

Certification of Annual Filings during Transition Period

I, David M. Fitzpatrick, President and Chief Executive Officer of Shiningbank Energy Ltd., administrator of Shiningbank Energy Income Fund, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Shiningbank Energy Income Fund (the issuer) for the financial year ended December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 23, 2006

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer

Shiningbank Energy Income Fund

ANNUAL INFORMATION FORM
for the year ended December 31, 2005

March 16, 2006

TABLE OF CONTENTS

Page

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS

The following are defined terms used in this Annual Information Form:

"Administrative Services Agreement" means the agreement between the Corporation and the Trustee on behalf of the Fund, dated October 9, 2002, as amended, pursuant to which the Corporation agreed to provide certain management, advisory and administrative services in connection with the Royalties, the Fund, the Trust Units and any entity of the Fund administered by the Corporation;

"ARTC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act*;

"Cash Distribution Date" means the date distributions are paid to Unitholders, which is not later than the fifteenth day of the month following the applicable Distribution Record Date;

"Corporation" means Shiningbank Energy Ltd.;

"Corporation Royalty Agreement" means the royalty agreement dated July 31, 1996, as amended and restated as of February 28, 2003 between the Corporation and the Trustee;

"Corporation USA" means the unanimous shareholder agreement of the Corporation dated October 9, 2002 among the Corporation, SHC and the Trustee;

"Crown" means Her Majesty the Queen in Right of Canada or a Province thereof;

"Debt Service Charges" means all interest and principal repayments relating to the borrowing of funds by the Corporation. See "Incorporation and Organization - The Corporation - Borrowing";

"Deferred Purchase Price Obligation" means the ongoing obligation of the Fund to pay to the Corporation and SLP, in certain circumstances, an amount equal to 99% of the cost of any additional Canadian resource properties (as defined in the Tax Act) which may be subsequently acquired by the Corporation and SLP, directly or by way of corporate take-over or other business combination, to the extent that such cost is not financed by the borrowings of the Corporation and SLP; 99% of any indebtedness incurred by the Corporation and SLP for the purposes of acquiring any additional Canadian resource properties; and 99% of any capital expenditures incurred in respect of the Properties and so designated by the Corporation and SLP, to the extent such cost is not financed by the borrowings of the Corporation and SLP. See "Incorporation and Organization - The Royalties - Deferred Purchase Price Obligation";

"Distribution Record Date" means such dates as the Trustee may from time to time, upon written direction from the Corporation, designate as a "Distribution Record Date" except that December 31 in each year shall be a Distribution Record Date;

"Distributions to Unitholders" means, for any particular period, "net income" as calculated pursuant to the terms of the Trust Indenture, and means the Royalty Income received or receivable by the Fund plus interest and dividend income received or receivable and ARTC received or receivable, if any, and other payments or distributions from the Managed Entities, less the aggregate of Crown charges and any other direct cash expenses of the Fund;

"Exchangeable Shares" means the non-voting exchangeable shares of SHC, which are exchangeable into Trust Units based on the Exchange Ratio. See "Incorporation and Organization – Shiningbank Holdings Corporation";

"Exchange Ratio" means the ratio used to determine the number of Trust Units that each Exchangeable Share can be exchanged for;

"Exempt Plans" means, collectively, registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans;

"Fund" means Shiningbank Energy Income Fund;

"Managed Entities" means the Corporation, SHC, SLP Holdings Inc., SOT and SLP and all other subsidiary entities of the Fund and of any Managed Entity;

"Managed Entities Notes" means the demand promissory notes issued from time to time by a Managed Entity to the Fund. See "Incorporation and Organization – Managed Entities Notes";

"Net Operating Income" means Net Production Revenue plus capital expenditures less all applicable Crown charges net of ARTC, if applicable;

"Net Production Revenue" means the amount received or receivable by the Corporation and by SLP in respect of the sale of its interest in all Petroleum Substances collected from the Properties less: (i) expenditures paid or payable by or on behalf of the Corporation and SLP in respect of the operation of the Properties including, without limitation, the cost of gathering, compressing, processing, lifting, transporting and marketing all Petroleum Substances produced therefrom, the cost of equipment repair and maintenance and all other amounts paid or payable to third parties which are calculated with reference to production from the Properties including, without limitation, gross overriding royalties, lessors' royalties, but excepting Crown charges and other applicable charges; and (ii) capital and asset retirement expenditures paid or payable;

"NI 44-101" means Canadian Securities Administrators' National Instrument 44-101 – Short Form Prospectus Distributions;

"NI 51-101" means Canadian Securities Administrators' National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities;

"Paddock" means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"Paddock Report" means the report dated January 28, 2006 (forecast prices and costs) and February 9, 2006 (constant prices and costs) prepared by Paddock that reports on certain reserves attributable to the Corporation and SLP as at December 31, 2005;

"Petroleum Substances" means oil, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"Property" or "Properties" means the working, royalty or other interests of the Corporation and of SLP in any petroleum and natural gas rights, tangibles and miscellaneous interests which the Corporation and SLP may own from time to time. See "Statement of Reserves Data and Other Oil and Gas Information";

"Royalties" means the entitlement of the Fund to receive Royalty Income derived from the Corporation's and SLP's working interests in the Properties. See "Incorporation and Organization - The Royalties";

"Royalty Agreements" means, collectively, the Corporation Royalty Agreement and the SLP Royalty Agreement;

"Royalty Income" means 99% of the amount by which Net Production Revenue exceeds the aggregate of Debt Service Charges, costs, expenses, taxes and other applicable charges payable by the Corporation and SLP in respect of their Properties;

"SHC" means Shiningbank Holdings Corporation;

"SHC USA" means the unanimous shareholders agreement of SHC dated October 9, 2002 among SHC, the Trustee and Proximus Energy Corporation and Kivacorp Petroleum Ltd., being the holders of the Exchangeable Shares;

"SOT" means Shiningbank Operating Trust;

"SLP" means Shiningbank Limited Partnership;

"SLP Royalty Agreement" means the royalty agreement dated effective March 8, 2004 between the Corporation, as the general partner of SLP, and the Trustee, as the same shall be amended from time to time;

"Special Resolution" means a resolution passed by a majority of not less than 66 2/3% of the votes cast by the Unitholders who voted in respect of that resolution;

"Statement" means the statement and disclosure provided in this Annual Information Form under the heading "Statement of Reserves Data and Other Oil and Gas Information";

"Tax Act" means the *Income Tax Act* (Canada), as amended from time to time;

"Trustee" means Computershare Trust Company of Canada, or its successors, as trustee of the Fund. See "Incorporation and Organization – Trustee";

"Trust Indenture" means the trust indenture of the Fund dated May 16, 1996, as amended and restated on September 6, 2005, by the Trustee and the Corporation. See "Incorporation and Organization – Trust Units";

"Trust Unit" means an equal undivided beneficial interest in the Fund;

"TSX" means the Toronto Stock Exchange; and

"Unitholder" means a holder of one or more Trust Units.

ABBREVIATIONS, TERMS AND CONVERSIONS

Certain terms and abbreviations used in this Annual Information Form are defined below:

"bbl"	barrel of oil or NGL;
"bcf"	billion cubic feet of natural gas;
"boe"*	barrel of oil equivalent;
"boe/d"*	barrel of oil equivalent per day;
"bbl/d"	barrel of oil or NGL per day;
"mbbl"	thousand barrels;
"mboe"*	thousand barrels of oil equivalent;
"mmbtu"	million British Thermal Units;
"mcf"	thousand cubic feet of natural gas;
"mcf/d"	thousand cubic feet of natural gas per day;
"mmcf"	million cubic feet of natural gas;
"mmcf/d"	million cubic feet of natural gas per day;
"mstb"	thousand stock tank barrels; and
"NGL"	natural gas liquids.

* A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. Boe's may be misleading, particularly if used in isolation. The boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this Annual Information Form measurements are given in standard Imperial or metric units only. The following table sets forth certain standard conversions.

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbl	cubic metres	0.159
cubic metres	bbl	6.290
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

Unless stated otherwise, all sums of money referred to in this Annual Information Form are expressed in Canadian dollars.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Fund believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form.

In particular, this Annual Information Form contains forward-looking statements pertaining to the following:

- the performance characteristics of the Fund's oil and natural gas properties;
- oil and natural gas production levels;
- the size and value of the Fund's oil and natural gas reserves;
- projections of market prices and costs and the related sensitivity of distributions;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development;
- treatment under governmental regulatory regimes and tax laws; and
- capital expenditure programs.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual information Form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Except as required under applicable securities legislation, Shiningbank does not undertake any obligation to publicly update or revise any forward-looking statements.

Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

PRESENTATION OF OIL AND GAS RESERVES AND PRODUCTION INFORMATION

All oil and natural gas information contained in this Annual Information Form has been prepared and presented in accordance with NI 51-101. The actual oil and natural gas reserves and future production will be greater than or less than the estimates provided in this Annual Information Form. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these

reserves. There is no assurance that the constant or forecast prices and costs or other assumptions made in connection with the reserves disclosed herein will be attained and variances could be material.

The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of revenue and future net revenue for all properties, due to the effects of aggregation.

NON-GAAP MEASURES

In this Annual Information Form, the Fund uses the terms "funds flow", and "cash available for distribution" to refer to the amount of cash available for distribution to Unitholders and as indicators of financial performance. The Fund also uses the term "netback", which is calculated as average unit sales price less royalties, transportation costs and operating costs, to represent the cash margin for product sold, calculated on a boe basis. "Funds flow", "cash available for distribution" and "netback" are not measures recognized by Canadian generally accepted accounting principles ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, "funds flow", "cash available for distribution" and "netback" of the Fund may not be comparable to similar measures presented by other issuers, and investors are cautioned that "funds flow", "cash available for distribution" and "netback" should not be construed as alternatives to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Fund considers "funds flow from operations" a key measure of performance as it demonstrates the Fund's ability to generate the funds flow necessary to fund future distributions and capital investments and repay indebtedness. The Fund considers "netback" a key measure as it indicates the relative performance of crude oil and natural gas assets. Cash available for distribution cannot be assured and future distributions may vary.

INCORPORATION AND ORGANIZATION

The Fund

The Fund is an unincorporated open-ended investment trust created under the laws of the Province of Alberta and formed and governed by the Trust Indenture. The head and principal office of the Fund is located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta T2P 3Y6. The registered office of the Fund is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The Fund's assets consist primarily of the Royalties granted by the Corporation and SLP and the Managed Entities Notes. The Royalties entitle the Fund to receive Royalty Income earned by the Corporation and by SLP. See "*Incorporation and Organization - The Royalties*". The Managed Entities Notes entitle the Fund to receive payments of principal and interest from the Managed Entities in accordance with the terms of promissory notes. See "Incorporation and Organization – Managed Entities Notes".

Holders of Trust Units are the beneficiaries of the Fund. Unitholders indirectly receive the benefit of the Royalties consisting of the entitlement to receive an amount equal to the Royalty Income and also indirectly receive the benefit of the interest income on the Managed Entities Notes.

Shiningbank Energy Ltd.

Shiningbank Energy Ltd. was incorporated under the *Business Corporations Act* (Alberta) on March 7, 1996 as Proximity Energy Ltd. Its articles were amended by a Certificate of Amendment dated April 9, 1996 to change its name to Shiningbank Energy Ltd. Effective July 1, 2000, Shiningbank Energy Ltd. amalgamated with Shiningbank Energy Acquisitions Ltd., Raider Resources Ltd. and Cambright Gas Corporation and continued under the name Shiningbank Energy Ltd. Effective May 4, 2001, Shiningbank Energy Ltd. amalgamated with 923720 Alberta Inc. and Ionic Energy Inc. and continued under the name Shiningbank Energy Ltd. Effective October 9, 2002, Shiningbank Energy Ltd. amalgamated with Shiningbank Energy Management Inc. and continued under the name Shiningbank Energy Ltd. Effective January 1, 2004, Shiningbank Energy Ltd. amalgamated with Jocsak Energy Ltd. and continued under the name Shiningbank Energy Ltd. Effective March 8, 2004, Shiningbank Energy Ltd. amalgamated with Birchill Resources Limited and Good Ridge Explorations Ltd. and continued under the name Shiningbank Energy Ltd. Effective August 2, 2005, Shiningbank Energy Ltd. amalgamated with Outlook Energy Corp. and Blizzard Energy Inc. to form the Corporation. The Corporation is a wholly-owned subsidiary of SHC and an indirect wholly-owned subsidiary of the Fund. The head and principal office of the Corporation is

located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of the Corporation is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The Corporation is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties, providing certain administrative services to the Fund and acting as general partner of SLP. The Corporation has approximately 80 employees. The Corporation has agreed, pursuant to the Administrative Services Agreement, to provide certain management, advisory and administrative services in connection with the Royalties, the Fund, the Trust Units and any entity of the Fund administered by the Corporation. The Corporation receives no management fees for acting as administrator of the Fund or as general partner of SLP and is reimbursed only for administrative expenses incurred in connection therewith.

Shiningbank Holdings Corporation

Shiningbank Holdings Corporation was incorporated under the *Business Corporations Act* (Alberta) on July 24, 2002 as 999972 Alberta Inc. Its articles were amended by a Certificate of Amendment dated October 8, 2002 to, among other things, change its name to Shiningbank Holdings Corporation and authorize the issuance of an unlimited number of Exchangeable Shares. With the exception of the Exchangeable Shares, the Fund owns all of the issued and outstanding shares of SHC. The head and principal office of SHC is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SHC is located at Suite 1200, 700 - 2nd Street S.W., Calgary, Alberta, T2P 4V5. SHC has no employees or business other than holding the shares of the Corporation.

On October 9, 2002, SHC acquired all of the shares of Shiningbank Energy Management Inc., the former manager of the Fund, for $2.9 million in cash and 1,136,614 Exchangeable Shares. The acquisition of Shiningbank Energy Management Inc. was approved by Unitholders at a special meeting held on October 8, 2002.

The Exchangeable Shares are exchangeable for Trust Units at the election of the holder based on the Exchange Ratio in effect on the date of exchange. The Exchange Ratio on October 9, 2002 was one (i.e., one Trust Unit was issuable upon the exchange of one Exchangeable Share). The Exchange Ratio is increased at the time of payment of each distribution on the Trust Units by an amount equal to the distribution per Trust Unit divided by the weighted average trading price of the Trust Units on the TSX for the 10 trading days ending on the record date for that distribution. The Exchange Ratio in effect as at December 31, 2005 and March 16, 2006 was 1.44988 and 1.48281, respectively.

Holders of Exchangeable Shares have the right to receive notice of and to vote at meetings of Unitholders. See "Incorporation and Organization – Trust Units – Meetings and Voting".

As at March 1, 2006, there were 335,875 Exchangeable Shares outstanding, of which 151,549 were subject to the terms of an escrow agreement with 50% to be released from escrow on each of October 9, 2006 and October 9, 2007.

Shiningbank Limited Partnership

Shiningbank Limited Partnership is a limited partnership which was formed on December 10, 2004 under the *Partnership Act* (Alberta). The head and principal office of SLP is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6. The registered office of SLP is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

SLP is in the business of acquiring, developing, exploiting, owning and disposing of oil and natural gas properties. Shiningbank Operating Trust owns 100% of the limited partnership interests in SLP and SEL is the general partner of SLP.

Shiningbank Operating Trust

Shiningbank Operating Trust is an unincorporated commercial trust created under the laws of the Province of Alberta and governed by a trust indenture dated September 30, 2004. The head and principal office of

SOT is located at 1310, 111 - 5th Avenue S.W., Calgary, Alberta T2P 3Y6. The registered office of SOT is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

The trustee of SOT is SLP Holdings Inc. All of the beneficial interest of SOT is held by the Fund. The assets of SOT currently consist of its limited partnership interest in SLP.

SLP Holdings Inc.

SLP Holdings Inc. was incorporated under the *Business Corporations Act* (Alberta) on September 30, 2004 as 1130243 Alberta Inc. Its articles were amended by a Certificate of Amendment dated January 9, 2006 to change its name to SLP Holdings Inc. Its head and principal office is located at 1310, 111 – 5th Avenue S.W., Calgary, Alberta, T2P 3Y6 and its registered office is located at Suite 1200, 700 – 2nd Street S.W., Calgary, Alberta, T2P 4V5.

SLP Holdings Inc. was incorporated for the purpose of being the trustee of SOT. All of the outstanding shares of SLP Holdings Inc. are held by the Fund.

Intercorporate Relationships

The following diagram illustrates the flow of cash from the Properties to the Fund and from the Fund to the Unitholders. Reference should be made to the appropriate sections of this Annual Information Form for a complete description of the structure of the Fund:



Unitholders
Distributions to Unitholders
The Fund
Administrative Services Agreement
100% of the Common Voting Shares
100% of the Common Voting Shares
SLP Holdings Inc.
100% Beneficial Interest
99% Royalty Managed Entities Notes
SHC (Shiningbank Holdings Corporation)
Trustee
99% Royalty Managed Entities Notes
100% of the Common Voting Shares
SOT (Shiningbank Operating Trust)
The Corporation (Shiningbank Energy Ltd.)
Limited Partner
SLP (Shiningbank Limited Partnership)
Funds Flow
General Partner
Properties
Funds Flow
Properties

The Royalties

Pursuant to the Royalty Agreements, the Corporation and SLP have granted the Royalties to the Fund. The Royalties do not constitute an interest in land and the Fund is not entitled to take its share of production in kind or to separately sell or market its share of Petroleum Substances.

The Corporation and SLP are required to pay all Crown charges in respect of the Properties and the Fund is required to reimburse the Corporation and SLP for 99% thereof. At the option of the Corporation and SLP, such reimbursement may be effected by setting off the amount of such reimbursement against Royalty Income which the Corporation and SLP are obliged to pay the Fund.

The Royalty Agreements provide that the Fund will be entitled to be paid by the Corporation and SLP, by way of cash payments, the amount payable in respect of the Royalties for each month or quarter, at the election of the Corporation and SLP, on or before the fifteenth day of the month following the completion of such period.

Deferred Purchase Price Obligation

Recognizing that funds flow from properties acquired by the Corporation and SLP will be subject to the Royalties for the benefit of Unitholders, the Royalty Agreement imposes upon the Fund the Deferred Purchase Price Obligation. The Deferred Purchase Price Obligation constitutes an ongoing obligation of the Fund to pay to the Corporation and SLP, as additions to the purchase price for the Royalties on the following basis: (i) 99% of the cost of any Canadian resource properties (as defined in the Tax Act) which may be subsequently acquired by the Corporation and SLP, directly or by way of corporate or other business combination, to the extent that such cost is not financed by the debt incurred or assumed by the Corporation and SLP; and (ii) 99% of any capital expenditures incurred in respect of the Properties and so designated by the Corporation and SLP to the extent that such cost is not financed by debt incurred or assumed by the Corporation and SLP. If the Corporation or SLP does not make a designation in respect of capital expenditures at the time they are incurred, the Deferred Purchase Price Obligation shall not be applicable to such expenditures. The Royalty Agreement also provides that the net proceeds realized by the Fund from any offerings of Trust Units which occur subsequent to the initial public offering of Trust Units may be payable by the Fund to the Corporation and SLP pursuant to the Deferred Purchase Price Obligation outstanding at the relevant time.

The cost of the 1% of Canadian resource properties acquired by the Corporation or SLP that is not subject to the Deferred Purchase Price Obligation and the entire cost of depreciable tangible equipment relating to any such additional properties, shall be borne by the Corporation and SLP utilizing their own working capital or funds borrowed by them for such purposes from the Fund or otherwise.

Release of Royalties and Acquisition of Replacement Properties

Pursuant to the terms of the Royalty Agreements, the Corporation and SLP may assign, sell, exchange or otherwise dispose of, all or any portion of the Properties and may release the Royalties therefrom, provided that they determine that such assignments, sales, exchanges or other dispositions would be in the best interests of the Unitholders and that such sales are in accordance with the following:

(i) all assignments, sales, exchanges or other dispositions of Properties for proceeds in excess of 5% of Asset Value (as defined in the Royalty Agreements) of all Properties must be approved by the Board of Directors of the Corporation and, in connection with such approval, the Board of Directors of the Corporation must determine whether the net proceeds of any sales allocable to the Fund should be distributed to Unitholders or used to purchase additional properties; and

(ii) all assignments, sales, exchanges or other dispositions of Properties in a calendar year having an aggregate Asset Value (as defined in the Royalty Agreements) greater than 25% of the Asset Value of all Properties must be approved by a Special Resolution of the Unitholders and, in connection with such approval, the Unitholders, subject to the recommendation by the Board of Directors of the Corporation, are also required to consider whether the net proceeds of the assignment, sale, exchange or other disposition, allocable to the Fund should be distributed to the Unitholders or used to purchase additional properties.

The Royalty Agreements provide, with respect to the release of the Royalties, that:

(i) the proceeds of disposition of an interest in any of the Properties (excluding proceeds in respect of related tangible equipment and certain other miscellaneous interests), to the extent not applied to repay borrowings of the Corporation and SLP, shall be allocated 99% to the Fund and 1% to the residual interest of the Corporation and SLP and 100% of the proceeds in respect of related tangible equipment and certain other miscellaneous interests shall be allocated to the Corporation and SLP;

(ii) the proceeds of disposition allocable as aforesaid to the Fund (the "**Royalty Disposition Proceeds**") shall be forthwith deposited in an interest bearing account with a Canadian chartered bank maintained by the Corporation or SLP, as the case may be, in trust for the Fund (the "**Proceeds Account**") and to the extent that there is a Deferred Purchase Price Obligation outstanding, the amount thereof shall be paid to the Corporation out of those proceeds of disposition;

(iii) interest received on the Proceeds Account during any Period shall be paid by the Corporation and to the Fund on or before the fifteenth day of the month following the end of such Period;

(iv) to the extent that Royalty Disposition Proceeds create a negative balance in the cumulative Canadian oil and gas property expense account of the Fund (as defined in the Tax Act) as at the end of any calendar year, the Corporation and SLP shall remit to the Fund an amount from the Proceeds Account equal to such negative balance so as to permit the distribution thereof; and

(v) to the extent that Royalty Disposition Proceeds are not used to purchase replacement properties within one year from the date such proceeds are deposited in the Proceeds Account, such proceeds shall be forthwith paid by the Corporation and SLP to the Fund and distributed to Unitholders.

Managed Entities Notes

The business of the Managed Entities involves the development of their existing oil and natural gas reserves and the acquisition of additional oil and natural gas reserves, both of which can require significant capital expenditures. The Fund, primarily through public offerings of its securities, provides the Managed Entities with access to external sources of capital. Following the completion of a public offering of securities, the Fund may loan the net proceeds received from such offering to a Managed Entity, to the extent that such proceeds exceed the Deferred Purchase Price Obligation, in return for a demand promissory note bearing a market rate of interest. The Managed Entity can then utilize such funds to finance an acquisition or capital expenditures or to repay indebtedness incurred to finance an acquisition or capital expenditures.

The Fund currently holds Managed Entities Notes issued in connection with the acquisitions of Raider Resources Ltd., Ionic Energy Inc., Birchill Resources Limited and Blizzard Energy Inc. As at December 31, 2005, the principal amount of the Managed Entities Notes held by the Fund was $483.7 million. The interest rate on such notes is based on the prime rate announced from time to time by a major Canadian chartered bank plus a spread of up to 0.25%.

Trust Units

A maximum of 300,000,000 Trust Units are authorized for issuance pursuant to the Trust Indenture, of which 68,349,351 were issued and outstanding as at March 1, 2006. The Trust Units represent equal and undivided beneficial interests in the Fund. All Trust Units share equally in all distributions from the Fund and all Trust Units carry equal voting rights at meetings of Unitholders. No conversion or pre-emptive rights are attached to the Trust Units.

The following is a summary of certain provisions of the Trust Indenture. For a complete description of the Trust Indenture, reference should be made to the Trust Indenture, a copy of which is accessible on the SEDAR website at www.sedar.com (filed September 8, 2005 as a material document).

Distributions of Cash

The amount of cash to be distributed annually per Trust Unit is equal to a pro rata share of the Fund's Distributions to Unitholders for the year. Subject to the approval of the Board of Directors of the Corporation, Distributions to Unitholders are made on a monthly basis on the Cash Distribution Date. The Corporation determines the Royalty Income and interest income accrued to the Fund on the Managed Entities Notes for a particular period and arranges for payment of all direct expenses of the Fund from such income.

Future Offerings

The Fund may offer additional Trust Units or rights to purchase additional Trust Units (up to the authorized maximum) at such times and on such terms and conditions as the Corporation may determine with the approval of the Board of Directors of the Corporation. The Royalties will attach to the interests of the Corporation and SLP in any additional properties which are acquired, whether directly or by way of corporate or other business combination, from time to time. Accordingly, the proceeds from any future offerings may be used to finance the acquisition of additional properties, whether directly or by way of corporate or other business combination, should such be available on terms and conditions acceptable to the Corporation, with the approval of the Board of Directors of the Corporation in certain circumstances.

Meetings and Voting

Annual meetings of the Unitholders have been held since the inception of the Fund. Special meetings of Unitholders may be called at any time by the Trustee and shall be called by the Trustee upon the written request of Unitholders holding in the aggregate not less than 20% of the issued and outstanding Trust Units. Notice of all meetings of Unitholders shall be given to Unitholders at least 21 days (or such other period of time as may be prescribed by applicable securities legislation) prior to the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxy holder need not be a holder of Trust Units. Two persons present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attaching to all outstanding Trust Units constitute a quorum for the transaction of business at all such meetings.

Unitholders are entitled to one vote per Trust Unit at all meetings of Unitholders. A Special Resolution of the Unitholders is required to, among other things, amend (except for certain amendments that are not consequentional or are required to ensure the Fund complies with applicable laws) the Trust Indenture, the Royalty Agreements, the Administrative Services Agreement, the Corporation USA and the SHC USA, to remove the Trustee, or terminate the Fund.

In addition, holders of Exchangeable Shares have the right to receive notice of, and to vote, at meetings of Unitholders. The holders of the Exchangeable Shares are entitled to vote at meetings of Unitholders through a Special Voting Unit issued by the Fund, on the basis of one vote for each outstanding Exchangeable Share. These rights are governed by a Voting and Exchange Trust Agreement dated October 9, 2002 among the Fund, SHC and the Corporation, and a Support Agreement dated October 9, 2002 among the Fund, SHC and the Corporation as the trustee of the Exchangeable Shares.

Corporation USA

The Corporation, SHC and the Trustee, have entered into the Corporation USA which provides that the Unitholders will be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and, except as set forth below, to direct the manner in which SHC votes its shares in the Corporation at all such meetings. Prior to SHC voting its shares of the Corporation, each Unitholder will be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and SHC will be required to vote its shares of the Corporation in

accordance with the result of the votes of Unitholders. Holders of Trust Units are entitled to direct SHC as to how to vote in respect of all matters placed before it as the holder of all voting shares of the Corporation, including the election of directors of the Corporation and the appointment of the auditors of the Corporation (if any) and the Fund. In addition, Unitholders are entitled to direct SHC as to how to vote its shares in the Corporation on any proposed amendment to the Corporation USA, the Trust Indenture or the Administrative Services Agreement, which amendments are required to be approved by Special Resolution. SHC is not entitled to exercise its rights as a shareholder except as set forth above.

The Corporation USA also provides that the Board of Directors of the Corporation shall consist of a minimum of three and a maximum of nine directors. The number of directors is currently set at six.

SHC USA

SHC, the Trustee and the holders of the Exchangeable Shares (Proximus Energy Corporation and Kivacorp Petroleum Ltd.) have entered into the SHC USA which provides that the Unitholders will be entitled to receive notice of and to attend all meetings of the shareholders of SHC and, except as set forth below, to direct the manner in which the Trustee, on behalf of the Fund, votes its shares in SHC at all such meetings. Prior to the Trustee voting the Fund's shares in SHC, each Unitholder will be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and the Trustee will be required to vote the Fund's shares in SHC in accordance with the result of the votes of Unitholders. Holders of Trust Units are entitled to direct the Trustee as to how to vote in respect of all matters placed before the shareholders of SHC, including the election of directors of SHC and the appointment of the auditors of SHC (if any). In addition, Unitholders are entitled to direct the Trustee as to how to vote the Fund's shares in SHC on any proposed amendment to the SHC USA, the Trust Indenture or the Administrative Services Agreement, which amendments are required to be approved by Special Resolution. The Fund is not entitled to exercise its rights as a shareholder except as set forth above.

The SHC USA also provides that the Board of Directors of SHC shall consist of a minimum of three and a maximum of nine directors. The number of directors is currently set at five.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of non-residents of Canada ("**non-residents**") within the meaning of the Tax Act. Accordingly, the Trust Indenture provides that at no time may non-residents be the beneficial owners of a majority of the Trust Units. The Trustee may require declarations as to the jurisdictions in which beneficial holders of Trust Units are resident. If the Trustee becomes aware, as a result of requiring such declarations or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee shall make a public announcement thereof and shall not accept a subscription for Trust Units from, or issue or register a transfer of Trust Units to, a person unless the person provides a declaration that the person is a resident of Canada. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee shall send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee shall on behalf of such Unitholders sell such Trust Units and in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Any such sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units. To the best of the knowledge of management, non-resident ownership of the Trust does not exceed 49% as of the date of this Annual Information Form.

Laws in certain jurisdictions outside Canada may also limit the ownership of Trust Units by certain non-residents, and the Trustee may from time to time take steps similar to the foregoing to minimize any adverse consequences to non-resident Unitholders arising from such laws.

Voting at Meetings of SHC, the Corporation and SLP Holdings Inc.

The Unitholders are entitled to certain voting rights at meetings of SHC, the Corporation and SLP Holdings Inc., including voting rights with respect to the appointment of auditors (if any) and the election of directors of these corporations. See "Incorporation and Organization – Trust Units – Corporation USA" and "Incorporation and Organization – Trust Units – SHC USA".

Termination of the Fund

The Unitholders may vote to terminate the Fund at any meeting of the Unitholders, subject to the following: (a) the vote is requested in writing by the holders of not less than 20% of the Trust Units; (b) a quorum of holders of 50% of the issued and outstanding Trust Units is present in person or by proxy at the meeting; and (c) the termination is approved by Special Resolution of the Unitholders at the meeting. The Unitholders may also vote to terminate the Fund if the Trust Units have become ineligible for investment by Exempt Plans.

Unless the Fund is terminated or extended by vote of the Unitholders prior to December 31, 2096, the Trustee shall commence to wind up the affairs of the Fund on December 31, 2096. In the event that the Fund is wound-up, the Trustee will liquidate all the assets of the Fund, pay, retire, discharge or make provision for some or all obligations of the Fund and then distribute the remaining proceeds of sale, if any, to Unitholders.

Reporting to Unitholders

The Fund furnishes to Unitholders, within 45 days of the end of the first, second and third quarters of each year, a report which includes an unaudited statement of receipts and disbursements attributable to the Royalties for the quarter. Within 90 days of the end of each calendar year, the Fund furnishes tax reporting information to each person who received distributions at any time during the previous calendar year (or such shorter period of time as may be prescribed by applicable securities legislation).

The financial statements of the Fund are audited at least annually by an independent, recognized firm of chartered accountants and the audited financial statements of the Fund, together with the report of such chartered accountants, are mailed by the Trustee to Unitholders within 90 days of the end of each calendar year. The fiscal year end of the Fund is December 31.

The Fund also furnishes annually to Unitholders a summary review of the acquisitions and dispositions of Properties that have occurred during the preceding year and activities conducted thereon, including locations of Properties and aggregate amounts of crude oil, natural gas and natural gas liquids produced therefrom and related operating costs. A summary description of material changes in the Fund's financial affairs and their expected impact on Unitholders is also provided.

Take-over Bids and Unitholder Rights Plan

The Trust Indenture contains provisions to the effect that if a take-over bid is made for Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror shall be entitled to acquire the Trust Units held by Unitholders who did not accept the offer on the terms offered by the offeror, subject to compliance with the relevant provisions of the Trust Indenture.

On January 25, 2000, the Board of Directors of the Corporation approved the adoption by the Fund of a unitholder rights plan (the "**Rights Plan**"). The Unitholders ratified the adoption of the Rights Plan at the Annual and Special Meeting of Unitholders held on May 9, 2000. The provisions of the Rights Plan require that Unitholders ratify the continued existence of the Rights Plan at the first annual meeting of Unitholders of the Fund following the second anniversary of the date of the Rights Plan, and at every second annual meeting of Unitholders of the Fund held thereafter. In addition, pursuant to amendments to the Trust Indenture approved by Unitholders on May 9, 2000, the Trustee has delegated its authority to the Corporation to address all matters pertaining to the Rights Plan or the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the assets of the Fund or any of the Managed Entities. The Unitholders reconfirmed the

Rights Plan at the Annual and Special Meetings of Unitholders held on May 7, 2002 and May 12, 2004. At the Annual and Special Meeting of the Unitholders to be held on May 16, 2006, Unitholders are being asked to approve a resolution to amend and continue the Rights Plan to the date of the annual meeting of Unitholders held in 2009.

Retraction Rights

Trust Units will be retractable at any time on demand by the holder thereof upon delivery to the Fund of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requesting retraction. Upon receipt of the retraction request by the Fund, all rights to and under the Trust Units tendered for retraction shall be surrendered and the holder thereof shall be entitled to receive a price per Trust Unit ("**Redemption Price**") equal to the lesser of: (i) 95% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are surrendered for retraction; and (ii) the "closing market price" on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are surrendered for retraction.

The "market price" for the purposes of a retraction of Trust Units will be an amount equal to the simple average of the closing price of the Trust Units for each of the 10 trading days on the principal market on which the Trust Units are quoted for trading and on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "closing price" shall be an amount equal to the simple average of the highest and lowest prices for that trading day if there was a trade; and provided further that if there was a trade on the applicable exchange or market for fewer than five of the 10 trading days, the "market price" shall be the simple average of the "closing market price" on each of the 10 trading days. The "closing market price" shall be an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices of the Trust Units if there was no trading on the date.

The aggregate cash Redemption Price payable by the Fund in respect of any Trust Units surrendered for retraction during any calendar month shall be satisfied by way of a cash payment on the last day of the following month; provided that the entitlement of Unitholders to receive cash upon redemption of their Trust Units is subject to the limitations that: (i) the total amount payable by the Fund in respect of such Trust Units and all other Trust Units tendered for retraction in the same calendar month shall not exceed $100,000 provided that such limitation may be waived at the discretion of the Board of Directors of the Corporation; (ii) at the time such Trust Units are tendered for retraction the outstanding Trust Units of the Fund shall be listed for trading on a stock exchange or traded or quoted on any other market which the Board of Directors of the Corporation consider, in their sole discretion, provides representative fair market value prices for the Trust Units; or (iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the date that the Trust Units are tendered for retraction or for more than five trading days during the 10 day trading period commencing immediately after the date on which the Trust Units are tendered for retraction.

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the Redemption Price for such Trust Units shall be the fair market value thereof as determined by the Board of Directors of the Corporation and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution in specie of the Fund's property (the "**Fund Property**"). The Fund Property may include interests in shares and/or debt instruments (the "**Securities**"). No fractional Securities will be distributed and where the number of Securities to be received by a Unitholder includes a fraction, such number shall be rounded to the next lowest whole number. The Fund shall be entitled to all interest paid or accrued and unpaid and to all dividends paid or declared payable with respect to the Fund Property on or before the date of such distribution in specie. The holders of the Fund Property will be subject to the provisions of all material agreements that relate to the Fund Property.

It is not anticipated that the retraction right will be the primary mechanism for Unitholders to liquidate their investment. The Securities which may be distributed to Unitholders in connection with any retraction may be subject to resale restrictions under applicable securities laws, will not be listed on any stock exchange and

no market is expected to develop for such Securities. The Securities received as a result of a retraction of Trust Units may not be qualified investments for Exempt Plans, depending upon the circumstances existing at that time. The holders of the Securities will be subject to the provisions of all agreements that relate to the Securities. See "Incorporation and Organization — The Royalties" and "— Managed Entities Notes".

Stability Rating

Dominion Bond Rating Service Limited ("**DBRS**") has assigned a stability rating of STA-6 (middle) to the Trust Units. The stability rating is based on a rating scale developed by DBRS that provides an indicator of both the stability and sustainability of an income fund's distributions per unit. Ratings categories range from STA-1 to STA-7, with STA-1 being the highest. In addition, DBRS further separates the ratings into "high", "middle" and "low" subcategories to indicate where they fall within the rating category. Ratings take into consideration the seven main factors of: (1) operating and industry characteristics; (2) asset quality; (3) financial flexibility; (4) diversification; (5) size and market position; (6) sponsorship/governance; and (7) growth. In addition, consideration is given to specific structural or contractual elements that may eliminate or mitigate risks or other potentially negative factors. Specifically, income funds rated as STA-6 are considered by DBRS to have very weak distributions per unit in terms of stability and sustainability. A rating is not a recommendation to buy, sell or hold any security and may be subject to revision or withdrawal at any time by DBRS.

Trustee

Computershare Trust Company of Canada ("**Computershare**") is the Trustee of the Fund and also acts as the transfer agent for the Trust Units. The Trustee is responsible for, or has delegated to the Corporation, the following: (i) receiving and reviewing subscriptions for Trust Units and issuing Trust Units pursuant thereto; (ii) maintaining books and records of the Fund and providing timely reports to holders of Trust Units; (iii) paying Distributions to Unitholders; and (iv) monitoring, on a continuous basis, the activities of the Fund. The Trustee may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident.

The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Fund and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances, subject to compliance by the Trustee with any agreements contemplated by the Trust Indenture, which may be binding upon the Trustee or the Fund.

The Trustee is reappointed or changed every two years as may be determined by a majority of the votes cast at a meeting of the Unitholders. The Trustee may resign upon 60 days' notice to the Corporation. The Trustee may also be removed by Special Resolution of the Unitholders if the Trustee becomes bankrupt or insolvent or otherwise incapable of performing its responsibilities under the Trust Indenture or as the result of a material increase in the fees charged by the Trustee. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee. Prior to November 1, 2001, Montreal Trust Company of Canada ("**Montreal Trust**") was the trustee of the Fund and was replaced by Computershare, the successor in interest to Montreal Trust by virtue of the acquisition of certain assets of Montreal Trust by Computershare early in 2001.

The Corporation, on behalf of the Trustee, keeps such books and records as are necessary for the proper recording of the business transactions of the Fund. Where it is practical to do so, these records are similar to those required to be maintained by a distributing corporation incorporated under the *Business Corporations Act* (Alberta). Unitholders generally have access to such records to the same extent as though they were shareholders of such a corporation. All such records are kept by the Corporation at its offices in Calgary, Alberta.

The Trust Indenture provides that the Trustee shall be under no liability to any holder of Trust Units for any action taken in good faith reliance upon any documents that are, prima facie, properly executed, for any depreciation of, or loss to, the Fund incurred by reason of the sale of any property, for any inaccuracy in any evaluation provided by the Corporation or any other appropriately qualified person, for relying on any such evaluation, for any action or failure of the Corporation to act, or for any other action or failure to act (including, without limitation, the failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under the Trust Indenture, the Royalty Agreements, the Administrative

Services Agreement, the Corporation USA, the SHC USA or any underwriting agreement to which the Fund is a party), unless such liabilities arise out of the Trustee's gross negligence, wilful default or fraud. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under the Trust Indenture or the Royalty Agreements, the Trustee may act or refuse to act based on the advice of any such expert or advisor without liability.

The Trustee shall be indemnified out of the assets of the Fund and shall have no additional recourse against Unitholders for: (i) any taxes or other government charges imposed upon the Trustee in consequence of its performance of its duties; (ii) losses suffered by it arising out of the performance of its duties under the Trust Indenture; and (iii) for losses arising in respect of third party environmental claims, provided: (a) that such losses do not arise out of the Trustee's gross negligence, wilful default or fraud; and (b) the assets of the Fund are sufficient to satisfy the above losses of the Trustee. Pursuant to the Administrative Services Agreement, the Trustee and any person who is serving or has served as a director, officer, employee or agent of the Trustee shall be indemnified by the Corporation out of the assets of the Corporation against all liabilities (including environmental liabilities), obligations, costs and expenses (including judgments, fines, penalties, amount paid in settlement with the approval of the Corporation, as the case may be, and reasonable counsel fees) arising from or related to any manner of breach of the Administrative Services Agreement by the Corporation or in any way arising from or related in any manner to the fraud, wilful misconduct, or gross negligence of the Corporation in the performance of its obligations thereunder, provided any other person claiming indemnification hereunder shall be indemnified only to the extent such person is not finally adjudged in said action, suit or proceeding to have acted with wilful misfeasance, bad faith, or gross negligence and provided that any such person shall not be indemnified if such person is finally adjudged to have acted other than honestly and in good faith.

The Trust Indenture provides that all contracts signed by or on behalf of the Fund must (except as the Trustee or Corporation may otherwise, in any respect, determine) contain a provision to the effect that the obligations in such agreement will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. In addition, the *Income Trust Liability Act* (Alberta) provides that a beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee. See "Risk Factors – Unitholder Liability".

Administrative Services Agreement

The Trustee and the Corporation entered into the Administrative Services Agreement on October 9, 2002. The Administrative Services Agreement may be terminated by the Trustee on the earlier of the expiry of three months written notice of termination given by the Trustee to the Corporation, and the date on which a satisfactory replacement administrator is appointed.

Pursuant to the Administrative Services Agreement, the Corporation provides certain management, advisory and administrative services in connection with the Royalties, the Fund, the Trust Units and any entity of the Fund managed by the Corporation. In return, the Corporation is reimbursed only for administrative expenses incurred, with the intention that the Corporation not derive any financial gain, nor suffer any financial loss, as a result of providing such services.

The main duties of the Corporation under the Administrative Services Agreement include:

- managing all of the operations and other affairs of the Fund;
- advising the Fund in respect of the Royalties;
- administering all matters respecting the assets of the Fund and the Trust Units;
- providing or causing to be provided to Unitholders all information to which Unitholders are entitled under the Trust Indenture;

- determining the timing and terms of future offerings of Trust Units, if any, and all other services as may be necessary for the Trustee to discharge its responsibilities under the Trust Indenture;
- ensuring compliance by the Fund with continuous disclosure obligations under all applicable securities legislation;
- providing investor relations services to the Fund;
- calling and holding all necessary meetings of Unitholders and distributing materials including notices of meetings and information circulars in respect thereof;
- determining the amounts payable from time to time to Unitholders and arranging for Distributions to Unitholders; and
- providing office space, equipment and staff, including clerical, technical, managerial and accounting services for the Fund and the Corporation.

In exercising its powers and discharging its duties under the Administrative Services Agreement, the Corporation is required to exercise that degree of care, diligence and skill that a reasonably prudent administrator would exercise in comparable circumstances.

The Corporation will be indemnified by the Fund in respect of certain liabilities, obligations, costs and expenses which it may suffer in discharging its obligations under the Administrative Services Agreement provided that such liabilities, obligations, costs and expenses do not arise from the fraud, wilful misconduct or gross negligence of the Corporation.

The Board of Directors of the Corporation reviews the provision of services under the Administrative Services Agreement on an ongoing basis. Any significant amendment to the Administrative Services Agreement must be approved by the Board of Directors of the Corporation, the Trustee and by Special Resolution of the Unitholders.

The Corporation's Business Strategy

The Corporation manages and administers the assets of the Fund according to the terms and conditions set forth in the Administrative Services Agreement. A business strategy has been set out which utilizes the extensive management, technical and business experience of the directors and officers of the Corporation with the objective of maintaining and enhancing Distributions to Unitholders and the value of the Trust Units. Optimizing income and value will be achieved by increasing both the quality and quantity of the assets held by the Corporation and underlying the Royalties. To execute this strategy the Corporation:

- plans to acquire additional producing assets having a long reserve life;
- operates a significant number of the Properties in order to proactively manage the factors impacting Distributions to Unitholders, including operating costs, capital costs, development plans and timing, abandonment liabilities, commodity markets, joint venture billings and receipts;
- uses capital to exploit oil and natural gas assets and optimize funds flow where the Corporation considers the risk to be reasonable;
- has developed a production marketing strategy to provide a competitive commodity price portfolio as well as to reduce price volatility; and
- endeavours to optimize funds flow by controlling operating costs and general and administrative costs.

The Corporation endeavours to capitalize on the operating, exploitation, evaluation and management experience of its officers and the directors in order to be competitive in the asset acquisition and funds flow enhancement process.

The Corporation's Acquisition Criteria

The Corporation may periodically purchase additional oil and natural gas properties or acquire corporations or other entities holding such assets, with a view to maintaining or increasing distributions for Unitholders. Such acquisitions generally comply with the following criteria and procedures:

- each is evaluated using industry accepted pricing and reserve definitions and discount rates. Payout periods and acquisition costs per boe are rigorously evaluated as part of the process to attempt to ensure improved Distributions to Unitholders will result from such acquisitions;
- not more than 50% of the net asset value of all Properties can be attributable to a single pool;
- the Properties must be selected, in part, on the basis that the amount of anticipated capital expenditures required thereon will be of the type which are intended to maintain, realize or improve production from such properties; and
- the approval of the Board of Directors of the Corporation is required for acquisitions exceeding $20 million per transaction.

The oil and natural gas industry continues to go through a period of consolidation and rationalization which has resulted in an increase in property divestitures by industry participants. The Corporation believes that this process will continue, thereby providing it with opportunities to acquire oil and natural gas producing properties which meet the foregoing acquisition criteria.

The Corporation and SLP

Business

The Corporation was incorporated and organized for the purpose of, and carries on the business of, acquiring, developing, exploiting and disposing of oil and natural gas properties and granting the royalty to the Fund under the terms of the Corporation Royalty Agreement. It also performs its duties under the Administrative Services Agreement and its duties as general partner of SLP under the limited partnership agreement for SLP.

SLP was formed for the purpose of, and carries on the business of, acquiring, developing, exploiting and disposing of oil and natural gas properties. It granted the royalty to the Fund under the terms of the SLP Royalty Agreement. The Corporation is the general partner of SLP and, in that capacity, directs the operations and policies of SLP.

Borrowing

The Corporation maintains a $330 million revolving credit facility with a syndicate of Canadian chartered banks. Borrowings under the credit facility bear interest at an annual rate ranging from the banks' prime rate to the banks' prime rate plus 0.95%, depending on the total debt to funds flow ratio, or, at the Corporation's option, the bankers' acceptance rate plus a stamping fee. The credit facility is secured by a $600 million floating charge debenture on all assets of the Corporation together with supporting debentures and guarantees from the Fund's material subsidiaries and affiliates. The revolving period extends to April 27, 2006, at which time the credit facility, unless renewed, reverts to a two-year term with the principal payments, if necessary, commencing on July 28, 2006.

Limitations on Borrowing

Pursuant to the Royalty Agreements, the Corporation is permitted to borrow funds to finance the purchase of Properties, incur capital expenditures or other financial obligations or encumbrances in respect of the Properties or for working capital purposes and to grant security on the Properties in priority to the Royalties to secure the loans of such monies. However, the Royalty Agreements restrict the ability of the Corporation to borrow from third parties if: (i) the amounts borrowed from such third parties to finance the purchase of Properties exceeds 40% of the asset value of all of the Properties at the time of borrowing; or (ii) the Debt Service Charges on amounts borrowed from such third parties to finance the purchase of Properties or capital expenditures to maintain or improve production from the Properties or other borrowings, exceed 30% of the aggregate of the projected annual Royalty Income and the projected annual income from the Managed Entities Notes.

Capital Expenditures

The Corporation may approve and fund capital expenditures under the terms of the Royalty Agreements. Future capital expenditures are intended to maintain or improve production and to exploit the assets of the Corporation and of SLP. Capital expenditures will not be incurred to fund what management considers to be high risk exploratory drilling activities. Capital expenditures may be financed from Royalty Income, additional issuances of Trust Units, borrowings or by joint venture agreements on the basis that the joint venture partner will assume such capital expenditures in exchange for a working interest participation in the Properties. Capital expenditures which are funded from Royalty Income may result in a short-term reduction in Distributions to Unitholders.

Environmental Obligations

The Corporation and SLP are liable for their respective working interest share of ongoing environmental obligations and for the ultimate reclamation of the Properties upon abandonment. Ongoing environmental obligations are expected to be funded as incurred. Management of the Corporation believes that funding environmental obligations in this manner is appropriate given that the Corporation and SLP operate a significant number of the Properties. The Corporation pro-actively monitors the factors giving rise to environmental liabilities on behalf of itself and SLP.

The Corporation and SLP record a liability equal to the present value of future abandonment and reclamation costs and a corresponding increase in property, plant and equipment costs. The initial liability must be measured at fair value and subsequently adjusted for the accretion of discount and changes in such fair value. The asset retirement cost is capitalized and depleted into earnings over time. Actual abandonment costs incurred in a specific period are charged against this provision. For Royalty Income calculations, actual abandonment costs paid or payable are charged as an expense. All salvaged equipment is re-used or sold to help offset well abandonment and asset retirement expenditures.

Insurance

The Corporation carries insurance policies to provide protection for the assets of the Corporation and SLP, providing coverage at or above industry standards. Insurance policies cover property damage, business interruption and general liability. The ongoing level, type and maintenance of insurance will be determined by the Corporation based upon the availability and cost of such insurance and the Corporation's perception of the risk of loss. The Corporation carries insurance which provides standard industry levels of coverage to individuals for all good faith acts carried out by them on behalf of the Corporation in their capacity as directors or officers of the Corporation.

The DRIP Plan

On March 14, 2000, the Board of Directors of the Corporation approved the adoption by the Fund of a distribution reinvestment and optional trust unit purchase plan (the "**DRIP Plan**"). On May 9, 2000, the adoption of the DRIP Plan was ratified by the Unitholders at the Annual and Special Meeting of Unitholders. The purpose of the DRIP Plan is to allow eligible Unitholders to purchase additional Trust Units by either re-investing their cash distributions or by making additional optional cash payments of up to a maximum of $3,000 per quarter

for the purchase of additional Trust Units. During the year ended December 31, 2005, 355,498 Trust Units were issued from treasury pursuant to the DRIP Plan.

Rights Incentive Plan

Effective July 1, 2001, the Fund replaced its trust unit option plan with a trust unit rights incentive plan (the "**Rights Incentive Plan**"). The Rights Incentive Plan permits the Board of Directors of the Corporation to grant rights to purchase Trust Units to employees, officers, directors or other service providers of the Corporation. The purpose of the Rights Incentive Plan is to provide an effective long-term incentive to eligible participants and to reward them on the basis of the long-term Trust Unit trading price performance and distributions of the Fund, thereby reflecting the total return to Unitholders. Further information on the Rights Incentive Plan is available in the Fund's Information Circular dated March 16, 2006 that relates to the Annual and Special Meeting of the Unitholders of the Fund to be held on May 16, 2006.

Unitholder Rights Plan

For details respecting the Unitholder Rights Plan, see "Trust Units – Take-over Bids and Unitholder Rights Plan" above.

Employee Savings Plan

Effective January 1, 2001, the Corporation established an Employee Savings Plan (the "**ESP**") to assist employees in meeting long term savings goals through the acquisition of Trust Units of the Fund and other professionally managed investment funds and to encourage its employees to have a direct investment in the Fund. Under the ESP, employees may contribute as much of their semi-monthly pay period earnings to the Plan as they wish, subject to a minimum contribution of 2% per pay period. The Corporation contributes an amount equal to the amount contributed by the employee to a maximum of 6% of the employee's semi-monthly pay period earnings. The Corporation's contributions accumulate and are directly deposited into the employee's account on a monthly basis. Once deposited, the contributions vest immediately in favour of the employee even if his or her employment with the Corporation ends thereafter. All contributions under the ESP are contributed to the employees' respective self-directed RRSP accounts or non-RRSP accounts. The contributions made under the ESP by the Corporation are used to purchase Trust Units of the Fund in the secondary market through the facilities of the TSX. All commissions payable respecting the purchase of Trust Units are paid by the Corporation. Employees are responsible for commissions payable in connection with the sale of their Trust Units or other securities held under the ESP.

GENERAL DEVELOPMENT OF THE BUSINESS OF THE FUND

General

The Fund was created in July 1996, pursuant to an initial public offering of $53 million of Trust Units, the proceeds of which were used to acquire the royalty from the Corporation under the terms of the Corporation Royalty Agreement. The Fund is a conventional oil and gas royalty trust which earns income from the Royalties and from the Managed Entities Notes, for the benefit of Unitholders and operates as an open-end mutual fund trust, providing Unitholders with regular payments of distributions. The Corporation and SLP acquire, develop and operate oil and gas properties, the funds flow from which pays the Royalties and the principal and interest under the Managed Entities Notes. The Corporation is the general partner of SLP.

Three Year History

Year Ended December 31, 2003

On January 15, 2003, the Corporation acquired long-life oil and gas reserves in the Modeste Creek, Whitecourt and Long Coulee areas of Alberta, all of which were complementary to its existing operations, in two separate transactions. The aggregate cost of these acquisitions was $16.7 million. The Modeste Creek asset

acquisitions were effective October 1, 2002 and the Whitecourt and Long Coulee asset acquisitions were both effective November 1, 2002.

Pursuant to an offering of 3,340,000 Trust Units under its prospectus dated January 31, 2003, the Fund raised net proceeds of approximately $47.3 million which were applied to the amounts owing to the Corporation under its Deferred Purchase Price Obligation.

On March 31, 2003, the Corporation acquired, with an effective date of January 1, 2003, operated and non-operated interests in long life oil and gas reserves principally located in the Ferrier and O'Chiese areas of west central Alberta (the "**Ferrier/O'Chiese Properties**"), adjacent to the Corporation's then existing properties in the Ferrier area, for a purchase price of $134.3 million net of closing adjustments (the "**Ferrier/O'Chiese Acquisition**"). The Ferrier/O'Chiese Properties are characterized by long-life, liquids-rich gas production combined with low operating costs. The Ferrier/O'Chiese Acquisition also included 22,755 net acres of undeveloped land. Funds flow and income from the Ferrier/O'Chiese Properties has been consolidated with the Corporation's financial position since April 1, 2003. The Ferrier/O'Chiese Acquisition was funded entirely through the Corporation's credit facilities. For the purposes of NI 44-101, the Ferrier/O'Chiese Acquisition was a "significant acquisition" for the Fund.

Pursuant to an offering of 6,497,500 Trust Units under its prospectus dated April 22, 2003, the Fund raised net proceeds of approximately $92.6 million which were used to repay a portion of the debt incurred by the Corporation in connection with the Ferrier/O'Chiese Acquisition.

During 2003, additional acquisitions for a total cost of $9.1 million in 11 separate transactions and dispositions of non-core assets with total proceeds of $5.8 million in 13 separate transactions were completed.

Year Ended December 31, 2004

Effective January 1, 2004 the Corporation acquired all the outstanding shares of Good Ridge Explorations Ltd. for $7.0 million. The transaction closed on March 5, 2004.

On February 19, 2004, the Corporation entered into a share purchase agreement (the "**Share Purchase Agreement**") with Dutch Canadian Investments S.A. and Anthos Canada Inc. (collectively, the "**Vendor**") providing for the acquisition of all of the issued and outstanding shares of Birchill Resources Limited ("**Birchill**"), a private company incorporated under the laws of Alberta, for a purchase price of $170.1 million (the "**Birchill Acquisition**"), which acquisition closed on March 8, 2004. Birchill's oil and gas properties and facilities included a mix of operated and non-operated interests located primarily in west central Alberta and southern Saskatchewan. Birchill's principal oil and gas properties are located in the Ferrier, Kaybob/Winterburn and Rainbow areas of Alberta and in the Nottingham and Coleville areas of southern Saskatchewan. The Birchill Acquisition complemented the Corporation's production in the Ferrier/O'Chiese area, which has become the Corporation's largest core property. The acquisition of Birchill's interest at Ferrier also provided additional facility synergies and yielded a significant number of additional development drilling opportunities. For the purposes of NI 44-101, the Birchill Acquisition was a "significant acquisition" for the Fund.

The Fund completed an underwritten financing on March 8, 2004, issuing 8,800,000 subscription receipts for net proceeds of approximately $141.5 million which were used to complete the Birchill Acquisition. Each subscription receipt entitled the holder thereof to receive, without payment of additional consideration, one Trust Unit. On March 8, 2004, a total of 8,800,000 Trust Units were issued pursuant to the terms of these subscription receipts.

In December, 2004, the Fund implemented an internal reorganization of certain of its subsidiaries and assets which resulted in the transfer of certain assets which the Corporation acquired pursuant to the Birchill Acquisition to SLP, a newly formed limited partnership, of which SOT, a newly formed commercial trust, is the sole limited partner and the Corporation is the general partner. The Fund owns all of the shares of SLP Holdings Inc. which is the Trustee of SOT. The Fund is SOT's sole beneficiary. The SLP Royalty Agreement was entered into between SLP and the Fund. See "Incorporation and Organization – Shiningbank Limited Partnership", "– Shiningbank Operating Trust", "– SLP Holdings Inc." and " – Intercorporate Relationships".

Effective June 21, 2005, the Corporation acquired all the outstanding shares of Outlook Energy Corp. ("**Outlook**") for $31.9 million, including $496,000 in working capital deficiency.

The Corporation also acquired all the outstanding shares of Blizzard Energy Inc. ("**Blizzard**") pursuant to a Plan of Arrangement for $269.3 million, including $43.9 million in working capital deficiency. The transaction closed on August 2, 2005. Pursuant to the Plan of Arrangement, Blizzard shareholders received 8,837,793 Trust Units. For purposes of NI 44-101, the acquisition of Blizzard was a "significant acquisition" for the Fund.

The Fund completed an underwritten financing on September 28, 2005, issuing 4,100,000 Trust Units at $24.45 per Trust Unit for gross proceeds of $100.2 million. Net proceeds from the financing were used to repay indebtedness incurred in respect of the Outlook and Blizzard acquisitions, to fund ongoing capital expenditures, and for general corporate purposes.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

This statement of reserves data and other information is dated March 16, 2006 and is effective December 31, 2005. The preparation date of the information regarding reserves in the Statement from the Paddock Report was January 28, 2006 for forecast prices and costs and February 9, 2006 for constant prices and costs.

The future net revenue numbers presented throughout this Statement, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value.

Disclosure of Reserve Data

The following reserves data and associated tables summarize the reserves of crude oil, natural gas and associated products and the net present values of future net revenues associated with the reserves of the Corporation and SLP as evaluated or audited in the Paddock Report, based on constant and forecast price assumptions presented in accordance with NI 51-101.

The tables summarize the data contained in the Paddock Report and, as a result, may contain slightly different numbers than the Paddock Report due to rounding. There is no assurance that the price and cost assumptions set out below will be attained and variances could be material. The reserve estimates provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

All of the properties, reserves and production of the Corporation and SLP are located in Canada in the provinces of Alberta, British Columbia, Saskatchewan and Ontario.

The following tables detail the gross, net and "Company Interest" reserves as at December 31, 2005 of the Corporation and SLP that are evaluated in the Paddock Report, using constant prices and costs as well as the net present value of future net revenue attributable to the reserves estimated using constant prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

Summary of Oil and Gas Reserves
Constant Prices and Costs
as at December 31, 2005

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
	Company Interest(1)	Gross	Net	Company Interest(1)	Gross	Net	Company Interest(1)	Gross	Net	Company Interest(1)	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)	(mbbl)	(mbbl)	(mbbl)
PROVED												
Developed Producing	4,317	4,287	3,752	258	258	230	205,575	193,593	168,764	6,518	6,467	4,513
Developed Non-Producing	80	80	69	-	-	-	15,961	15,566	12,882	429	426	299
Undeveloped	208	208	187	-	-	-	19,133	19,134	15,727	564	564	384
TOTAL PROVED	4,606	4,576	4,008	258	258	230	240,669	228,292	197,374	7,511	7,458	5,196
PROBABLE	2,480	2,470	2,150	108	108	95	132,846	129,617	108,985	4,346	4,324	3,009
TOTAL PROVED PLUS PROBABLE	7,086	7,046	6,158	366	366	325	373,515	357,911	306,359	11,857	11,782	8,205

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**"). See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the table above its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Constant Prices and Costs
as at December 31, 2005

($ thousands)

	Before and After Income Taxes Discounted at (1)(2)				
Reserves Category	0%	5%	10%	15%	20%
PROVED					
Developed Producing	$1,990,348	$1,533,341	$1,266,275	$1,088,905	$961,573
Developed Non-Producing	133,625	103,140	85,113	73,068	64,355
Undeveloped	135,651	95,431	70,727	54,045	42,050
TOTAL PROVED	2,259,624	1,731,913	1,422,115	1,216,018	1,067,978
PROBABLE	1,163,847	706,686	495,401	373,701	294,660
TOTAL PROVED PLUS PROBABLE	$3,423,471	$2,438,598	$1,917,516	$1,589,719	$1,362,638

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to unitholders under the structure of the Fund.

(2) Including ARTC.

The following tables detail the gross, net and "Company Interest" reserves as at December 31, 2005 of the Corporation and SLP that are evaluated in the Paddock Report, using forecast prices and costs as well as the net present value of future net revenue attributable to the reserves estimated using forecast prices and costs, calculated without discount and using discount rates of 5%, 10%, 15% and 20%:

Summary of Oil and Gas Reserves
Forecast Prices and Costs
as at December 31, 2005

	Reserves											
	Light and Medium Oil			Heavy Oil			Natural Gas			Natural Gas Liquids		
	Company Interest[1]	Gross	Net	Company Interest[1]	Gross	Net	Company Interest[1]	Gross	Net	Company Interest[1]	Gross	Net
Reserves Category	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mmcf)	(mmcf)	(mbbl)	(mbbl)	(mbbl)
PROVED												
Developed Producing	4,317	4,287	3,754	258	258	230	205,557	193,583	169,400	6,518	6,467	4,563
Developed Non-Producing	80	80	69	-	-	-	15,950	15,539	12,926	429	426	303
Undeveloped	208	208	187	-	-	-	19,178	19,178	15,812	566	566	389
TOTAL PROVED	4,606	4,576	4,010	258	258	230	240,685	228,299	198,138	7,512	7,459	5,255
PROBABLE	2,479	2,469	2,148	108	108	95	132,813	129,562	109,352	4,345	4,322	3,049
TOTAL PROVED PLUS PROBABLE	7,086	7,045	6,158	366	366	325	373,498	357,862	307,490	11,857	11,780	8,304

Note:

(1) NI 51-101 requires that issuers engaged in oil and gas activities report their reserves on a "gross" and "net" basis as those terms are defined in the COGE Handbook. See "Definitions, Notes and Other Cautionary Statements". Prior to 2004, the Corporation reported its reserves on a "Company Interest" basis which is the Corporation's working interest reserves before reduction for royalty obligations plus the Corporation's royalty interests. For continuity and comparison purposes, the Corporation is including in the table above its reserves on a "Company Interest" basis.

Net Present Values of Future Net Revenues
Forecast Prices and Costs
as at December 31, 2005

($ thousands)

Reserves Category	Before and After Income Taxes Discounted at [1][2] 0%	5%	10%	15%	20%
PROVED					
Developed Producing	$1,573,998	$1,235,312	$1,041,370	$912,600	$819,392
Developed Non-Producing	104,594	82,023	68,823	59,997	53,568
Undeveloped	95,132	66,202	48,481	36,478	27,797
TOTAL PROVED	1,773,724	1,383,538	1,158,674	1,009,076	900,757
PROBABLE	888,847	515,530	356,983	268,851	212,327
TOTAL PROVED PLUS PROBABLE	$2,662,572	$1,899,067	$1,515,657	$1,277,927	$1,113,084

Notes:

(1) After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

The following table provides (i) a breakdown of various elements of future net revenue attributable to proved reserves and proved plus probable reserves of the Corporation and SLP for their properties estimated using both constant prices and costs and forecast prices and costs and calculated without discount, and (ii) the volume of production of the Corporation and SLP estimated for 2006 for their reserves:

Total Future Net Revenue
as at December 31, 2005
and Estimated Production for 2006

($thousands)	Constant Prices & Costs (Undiscounted)		Forecast Prices (Undiscounted)	
	Proved Reserves	Proved plus Probable Reserves	Proved Reserves	Proved plus Probable Reserves
Revenue	$3,400,147	$5,272,990	$2,888,798	$4,523,797
Royalties	618,127	961,883	509,759	797,011
Operating costs	437,352	681,408	512,508	843,796
	2,344,668	3,629,699	1,866,531	2,882,990
Development costs	56,659	173,143	57,194	175,221
Well abandonment costs	28,385	33,087	35,613	45,200
Future Net Revenue(1)(2)	$2,259,624	$3,423,471	$1,773,724	$2,662,572
2006 Production (Company Interest)(3)				
Oil (mbbl)	799	871	800	871
Gas (bcf)	38.7	42.9	38.7	42.9
NGL (mbbl)	1,126	1,257	1,126	1,257
Oil equivalent (mboe)	8,368	9,278	8,369	9,278
2006 Production (Gross)				
Oil (mbbl)	793	865	794	865
Gas (bcf)	36.6	40.8	36.6	40.8
NGL (mbbl)	1,114	1,244	1,114	1,244
Oil equivalent (mboe)	8,000	8,902	8,000	8,902
2006 Production (Net)				
Oil (mbbl)	674	729	674	729
Gas (bcf)	30.3	33.6	30.5	33.8
NGL (mbbl)	785	876	788	879
Oil equivalent (mboe)	6,514	7,210	6,543	7,243

Notes:

(1) Both before and after income taxes. After Income Tax values are the same as Before Income Tax values due to the flow through of income tax attributes to Unitholders under the structure of the Fund.

(2) Including ARTC.

(3) Company Interest is the Corporation's and SLP's working interest share of production, before reduction for royalty obligations plus their share of production resulting from their royalty interests.

The following table details by production group the net present value of future net revenue (before deducting future income tax expenses) for the reserves of the Corporation and SLP derived from the Paddock Report estimated using both constant prices and costs and forecast prices and costs and calculated using a discount rate of 10%:

Future Net Revenue
By Production Group
As of December 31, 2005

		Future Net Revenue before Income Taxes (discounted at 10%/year)	
Reserves Category	Production Group	Constant prices and costs ($thousands)	Forecast prices and costs ($thousands)
Proved	Light and Medium Oil[1]	$193,924	$162,561
	Heavy Oil[1]	10,904	9,598
	Natural Gas[2]	1,191,554	961,377
	Facility Income & Other Revenue	21,814	21,491
	Alberta Royalty Tax Credit	3,919	3,647
		$1,422,115	$1,158,674
Total Proved plus Probable	Light and Medium Oil[1]	$262,269	$214,345
	Heavy Oil[1]	13,619	11,838
	Natural Gas[2]	1,615,068	1,263,295
	Facility Income & Other Revenue	22,042	21,753
	Alberta Royalty Tax Credit	4,518	4,427
		$1,917,516	$1,515,657

Notes:

(1) Including solution gas and other by-products.

(2) Including by-products but excluding solution gas from oil wells.

Pricing Assumptions

The following tables detail the benchmark reference prices for the regions in which the Corporation and SLP operated as at December 31, 2005 reflected in the reserves data disclosed above under "Statement of Reserves Data and Other Oil and Gas Information – Disclosure of Reserves Data". The pricing assumptions for both the constant prices and costs and forecast prices and costs were provided by Paddock, an independent reserves evaluator and auditor.

Summary of Pricing Assumptions
As of December 31, 2005
Constant Prices and Costs[(1)]

	OIL			EDMONTON LIQUIDS PRICES		
Year	Edmonton Reference ($Cdn/bbl)	Hardisty 25° API ($Cdn/bbl)	NATURAL GAS AECO ($Cdn/mmbtu)	Condensate ($Cdn/bbl)	Butane ($Cdn/bbl)	Propane ($Cdn/bbl)
As at December 31, 2005	68.05	37.34	10.26	74.85	55.94	48.56

Note:

(1) The prices shown on the table were adjusted to reflect actual prices received for each area.

Summary of Pricing and Inflation Rate Assumptions
As of December 31, 2005
Forecast Prices and Costs

	OIL					EDMONTON LIQUIDS PRICES				
Year	WTI Cushing ($US/bbl)	Edmonton Reference ($Cdn/bbl)	Hardisty 25° ($Cdn/bbl)	Cromer 29° ($Cdn/bbl)	NATURAL GAS AECO ($Cdn/ mmbtu)	Condensate ($Cdn/bbl)	Butane ($Cdn/bbl)	Propane ($Cdn/bbl)	Inflation Rate %/Year	Exchange Rate ($US/$Cdn)
Forecast:										
2006	60.00	69.57	46.57	64.70	10.54	69.57	48.70	41.74	2.0%	0.85
2007	57.50	66.61	47.61	61.94	9.52	66.61	46.62	39.96	2.0%	0.85
2008	55.00	63.64	50.64	59.19	8.32	63.64	44.55	38.19	2.0%	0.85
2009	52.50	60.68	47.68	56.43	7.71	60.68	42.48	36.41	2.0%	0.85
2010	50.00	57.72	44.46	53.68	7.10	57.72	40.40	34.63	2.0%	0.85
2011	47.50	54.76	41.23	50.92	7.24	54.76	38.33	32.85	2.0%	0.85
2012	48.45	55.85	42.06	51.94	7.39	55.85	39.10	33.51	2.0%	0.85
2013	49.42	56.97	42.90	52.98	7.53	56.97	39.88	34.18	2.0%	0.85
2014	50.41	58.11	43.75	54.04	7.68	58.11	40.68	34.86	2.0%	0.85
2015	51.42	59.27	44.63	55.12	7.84	59.27	41.49	35.56	2.0%	0.85
2016	52.44	60.46	45.52	56.22	7.99	60.46	42.32	36.27	2.0%	0.85
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0%	0.85

The weighted average prices received by the Corporation and SLP in 2005 were $61.78/bbl for oil, $9.13/mcf for natural gas and $50.42/bbl for natural gas liquids.

Reconciliations of Changes in Reserves and Future Net Revenue

The following table outlines the reconciliation of changes in the net reserves estimates for the Corporation and SLP for the period December 31, 2004 to December 31, 2005 using forecast prices and costs:

Reconciliation of Changes in Net Oil and Gas Reserves
Forecast Prices and Costs
as at December 31, 2005[1]

	Light & Medium Oil			Heavy Oil			Associated & Non-Associated Gas[2]			Natural Gas Liquids		
Factors	Proved *(mbbl)*	Probable *(mbbl)*	Proved plus Probable *(mbbl)*	Proved *(mbbl)*	Probable *(mbbl)*	Proved plus Probable *(mbbl)*	Proved *(mmcf)*	Probable *(mmcf)*	Proved plus Probable *(mmcf)*	Proved *(mbbl)*	Probable *(mbbl)*	Proved plus Probable *(mbbl)*
December 31, 2004	4,056.1	2,046.6	6,102.7	279.3	121.3	400.6	167,304	78,154	245,458	5,176.1	2,615.7	7,791.8
Acquisitions	42.4	14.6	56.9	-	-	-	43,191	25,577	68,768	249.6	116.5	366.1
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Extensions	84.9	196.6	281.5	-	-	-	3,828	12,565	16,393	149.4	440.8	590.2
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Discoveries[4]	292.7	150.3	443.0	-	-	-	5,953	3,035	8,988	219.8	94.1	313.9
Technical Revisions	160.2	(260.4)	(100.2)	(3.1)	(25.9)	(28.9)	4,830	(9,916)	(5,087)	325.5	(215.4)	110.0
Economic Factors	2.3	0.5	2.8	-	-	-	(33)	(61)	(94)	(1.2)	(2.7)	(3.9)
Production[3]	(628.9)	-	(628.9)	(46.4)	-	(46.4)	(26,935)	-	(26,935)	(864.3)	-	(864.3)
December 31, 2005	4,009.6	2,148.2	6,157.8	229.8	95.4	325.3	198,138	109,352	307,490	5,254.8	3,049.0	8,303.8

Notes:

(1) The above table is based on data from the Paddock Report, adjusted for the items referred to in notes 2, 3 and 4 below.

(2) Includes solution gas.

(3) Includes acquired production from the effective date of the Outlook and Blizzard acquisitions.

(4) Includes development activity associated with the Outlook and Blizzard acquisitions after the effective date thereof.

The following table outlines the reconciliation of changes in respect of future net revenue for the Corporation and SLP, estimated using constant prices and costs and calculated using a 10% discount rate, attributable to net proved reserves of the Corporation and SLP:

Reconciliation of Changes in Net Present Values of Future Net Revenue Discounted at 10% Per Year

Net Proved Reserves

Constant Prices and Costs as at December 31, 2005

Factors	($thousands)
Estimated Net Present Value of Future Net Revenue, beginning of year	$782,922
Estimated 2005 net operating income discounted at 10%	(173,521)
Net Changes in prices, costs and royalties related to future production (1)	386,177
Changes in estimated future development costs	(11,343)
Changes resulting from extensions and improved recovery	-
Changes resulting from discoveries	84,295
Changes resulting from acquisitions of reserves	252,106
Changes resulting from dispositions of reserves	(14,557)
Net change resulting from revisions in quantity estimates	20,396
Accretion of discount	78,292
Net change in royalty tax credits	-
All other changes	17,347
Estimated Net Present Value of Future Net Revenue, end of year	$1,422,115

Note:

(1) The impact of changes in prices and other economic factors on future net revenue.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The proved and probable undeveloped reserves of the Corporation and SLP have been estimated in accordance with procedures and standards contained in the COGE Handbook. In general, undeveloped reserves of the Corporation and SLP are scheduled to be developed within the next two years. See "Statement of Reserves Data and Other Oil and Gas Information – Oil and Gas Properties" for general development plans of the Corporation and SLP for their undeveloped reserves.

Significant Factors or Uncertainties

For details of important economic factors or significant uncertainties that may affect the components of the reserves data in this Statement, see "Management's Discussion and Analysis" and "Risk Factors".

Future Development Costs

The following table details the development costs deducted in the estimation of future net revenue attributable to the proved reserves of the Corporation and SLP derived from the Paddock Report (estimated using both constant prices and costs and forecast prices and costs) and proved plus probable reserves of the Corporation and SLP (estimated using forecast prices and costs):

Future Development Costs
($thousands)

Year	Proved Reserves (Constant prices and costs)	Proved Reserves (Forecast prices and costs)	Proved plus Probable Reserves (Forecast prices and costs)
2006	$46,277	$46,277	$110,543
2007	7,757	7,871	36,112
2008	721	750	20,243
2009	327	348	2,337
2010	235	254	817
Remainder	1,341	1,694	5,168
Total Undiscounted	$56,659	$57,194	$175,220
Total Discounted at 10%	$52,957	$53,199	$157,667

The source of funding for future development costs of the reserves of the Corporation and SLP will be derived from a combination of funds flow, debt and new equity. Management does not anticipate that the costs of funding referred to above will materially affect the disclosed reserves and future net revenues of the Corporation and SLP or will make the development of any of the properties of the Corporation and SLP uneconomic.

Oil and Gas Properties

The assets of the Corporation and SLP are the oil and natural gas interests upon which the Royalties have been granted and the oil and natural gas interests underlying the Managed Entities Notes. The assets of the Corporation and SLP include operated and non-operated interests. Set out below is a description of the principal producing properties, plants, facilities and installations of the Corporation and SLP. All of the properties referred to below are onshore properties.

Ferrier/O'Chiese, Alberta

The Corporation owns various operating and non-operating interests in long life oil and gas reserves located in the Ferrier and O'Chiese areas, located approximately 150 kilometres southwest of Edmonton. These properties are characterized by long-life, liquids-rich gas production combined with low operating costs. The natural gas production from these properties, which constitutes 72% of total area production on a boe basis, is primarily uncontracted and is processed in three non-operated gas plants in which the Corporation owns minor working interests or processes for a fee as a non-owner. The Corporation owns and operates an average 43% working interest in 156 gross (66.6 net) producing natural gas wells and 12 gross (5.9 net) producing oil wells in this area. During 2006, the Corporation plans to drill up to 29 gross (13.8 net) wells in the area to further develop the producing pools.

Whitecourt, Alberta

The Corporation owns and operates an average 55% working interest in 63 gross (34.5 net) producing natural gas wells and three gross (1.5 net) producing oil wells in the Whitecourt area. The natural gas is processed in the Corporation-operated Whitecourt gas plant. The property is located approximately 150 kilometres northwest of Edmonton, Alberta. The Corporation has an ongoing program of well recompletions and workovers designed to optimize production from the area, but no significant development activity is planned.

Sousa, Alberta

SLP owns working interests in 212 gross (185.4 net) producing natural gas wells in the Sousa area. Over 95% of the production from this area is operated with all operated natural gas production being processed at a 100% owned gas plant. The natural gas production from this area is long-life, sweet gas with low operating costs,

low royalties and numerous low-risk development opportunities. This area is located approximately 625 kilometres northwest of Edmonton, Alberta. During 2006, SLP plans to drill up to 81 gross (75.4 net) natural gas wells in the area to further develop the producing pools.

Caroline, Alberta

The Corporation holds an average 64% working interest in 32 gross (21.9 net) oil wells and 9 gross (4.2 net) natural gas wells in the Caroline area. The property consists of varying working interests in four separate units, including an 86.5% working interest in 20 gross (17.3 net) producing oil wells in the Corporation-operated Caroline Cardium "B" Sand Unit No. 1, along with an interest in 21 gross (8.8 net) non-unit producing oil and natural gas wells. This property is located immediately southwest of the town of Caroline, Alberta. The Corporation currently has no development plans in this mature field.

Dunvegan, Alberta

The Corporation holds an average 4.2% working interest in 193 gross (8.0 net) producing wells in the Dunvegan area, located approximately 400 kilometres northwest of Edmonton, Alberta. Included in this is a 4.29% working interest in the Dunvegan Gas Unit No. 1 (the "**Unit**"), which consists of 177 gross (7.6 net) producing natural gas wells. Production comes from as many as seven pay zones, but primarily the Debolt zone. The Unit was initially placed on production in 1973. The operator of this property has continuous development drilling activity in the area, in which the Corporation participates up to its proportionate share, but due to its small interest, the Corporation has no control over the drilling activity.

Windfall, Alberta

The Corporation owns and operates an average 72% working interest in 22 gross (15.8 net) producing natural gas wells and two gross (1.0 net) producing oil wells in the Windfall area. The natural gas is processed at a third party owned and operated gas plant. The property is located approximately 200 kilometres northwest of Edmonton, Alberta.

Penhold, Alberta

The Corporation owns and operates an average 59% working interest in 43 gross (25.5 net) producing natural gas wells and six gross (3.3 net) oil wells in the Penhold area. This property is located immediately southwest of Red Deer, Alberta. Natural gas is processed in three gas plants operated by others. The Corporation holds an interest in one of these gas plants.

Medicine Hat, Alberta

The Corporation owns an overriding royalty interest in approximately 475 producing natural gas wells in the Medicine Hat area. The property is located immediately northeast of the City of Medicine Hat. By virtue of the terms of the overriding royalty agreement, the Corporation receives revenue from the wells through the operator and is not responsible for operating or capital costs. Over the last several years this area has been the subject of development drilling by others which has increased the Corporation's production from the area at no cost.

Minehead, Alberta

The Corporation owns and operates an average 45% working interest in 25 gross (11.5 net) producing natural gas wells in the Minehead area. The property is located approximately 160 kilometres west of Edmonton, Alberta. Production is from the Cardium formation, which is characterized by liquids-rich gas exhibiting low decline rates and long producing life. Production is processed in a non-operated gas plant in which the Corporation holds no interest. During 2006, the Corporation plans to drill up to 6 gross (0.6 net) wells in the area to further develop the producing pools.

Monias, British Columbia

The Corporation holds an average 52% working interest in, and operates, the Monias gas field and related facilities, located approximately 50 kilometres southwest of Fort St. John, British Columbia. Production is from the Triassic Halfway formation, which exhibits low decline rates and a long reserve life. Production is processed in a non-operated gas plant in which the Corporation holds no interest.

Grande Prairie, Alberta

The Corporation owns and operates an average 62% working interest in 43 gross (26.7 net) producing natural gas wells and five gross (3.1 net) producing oil wells in the Grande Prairie area. A majority of the wells are operated by the Corporation with natural gas being processed at various non-operated gas plants in which the Corporation holds no interest. The area is characterized by multiple geological horizontal potential with low operating costs and numerous low-risk development opportunities. During 2006, the Corporation plans to drill up to 18 gross (12.6 net) wells to further develop the area. This area is located approximately 350 kilometres northwest of Edmonton, Alberta.

Producing and Non-Producing Wells

The following table summarizes the interests of the Corporation and SLP, as at December 31, 2005 in oil and gas wells:

Producing and Non-producing Wells
as at December 31, 2005

	Oil wells		Natural gas wells		Total	
	Gross	Net	Gross	Net	Gross	Net
Producing[1]						
Alberta	512	141.6	2,186	561.8	2,698	703.4
Ontario	102	102.0	48	48.0	150	150.0
British Columbia	2	-	18	6.7	20	6.7
Saskatchewan	64	15.7	1,589	7.6	1,653	23.3
TOTAL PRODUCING	680	259.3	3,841	624.1	4,521	883.4
Non-producing[2]						
Alberta	322	62.8	268	56.9	590	119.7
Ontario	11	11.0	9	9.0	20	20.0
British Columbia	5	2.2	9	2.3	14	4.5
Saskatchewan	4	0.1	18	0.6	22	0.7
TOTAL NON-PRODUCING	342	76.1	304	68.8	646	144.9

Notes:

(1) Includes wells that are temporarily shut-in but which are capable of production.

(2) Includes wells that are not capable of production but that are not yet abandoned.

Properties with no Attributed Reserves

The following table summarizes information with respect to properties of the Corporation and SLP to which no reserves have been specifically attributed:

Land Holdings Without Attributed Reserves
as at December 31, 2005

(Acres)	Unproved Properties		Expiring in 2006	
	Gross	Net	Gross	Net
Alberta	720,842	395,669	77,997	33,401
British Columbia	19,597	3,075	-	-
Ontario	14,822	13,470	-	-
Saskatchewan	38,788	1,249	-	-
TOTAL	794,049	413,463	77,997	33,401

There are no material work commitments on the above undeveloped land holdings.

Forward Contracts

For information with respect to the forward contracts of the Corporation and SLP as at December 31, 2005, see the section titled "Results of Operations – Pricing (including Hedging Activity) – Hedging" on page 3 of Management's Discussion and Analysis for the year ended December 31, 2005, which section is incorporated herein by reference.

Additional Information Concerning Abandonment and Reclamation

The Corporation and SLP base their estimates for the costs of abandonment and reclamation of surface leases, wells, facilities and pipelines on previous experience of management with similar well sites and facility locations. As at December 31, 2005, management expected to incur such costs on 1,028.3 net wells. The total of such costs, net of estimated salvage value, was $20.7 million (undiscounted) and $8.4 million (discounted at 10%).

Future net revenue figures set forth in this Statement include abandonment liabilities only for wells assigned reserves. Reclamation costs of $9.8 million (undiscounted) and salvage values of $24.6 million are not considered in the future net revenue figures. Within the next three financial years, it is expected that abandonment and reclamation costs will total approximately $3.7 million ($3.2 million discounted at 10%).

Tax Horizon

Under its existing trust structure, the Corporation, SLP and the Fund do not pay income tax because the tax liability is transferred to the individual Unitholders of the Fund.

Costs Incurred

For the year ended December 31, 2005, the Corporation and SLP incurred the following costs on their properties:

Costs Incurred
Year Ended December 31, 2005
($thousands)

Property Acquisition costs	
Proved Properties	$24,283
Unproved Properties	4,106
Exploration costs	63
Development costs	81,709
	$110,161

In addition to the above, the Corporation purchased Outlook Energy Corp. and Blizzard Energy Inc. in 2005 at a total cost of $301.2 million (see "General Development of the Business of the Fund – Three Year History").

Exploration and Development Activities

For the year ended December 31, 2005, the Corporation and SLP completed the following exploratory and development wells:

Exploration and Development Activities
Year ended December 31, 2005

	Exploratory wells		Development wells	
	Gross	Net	Gross	Net
Oil	-	-	11	4.52
Gas	-	-	91	28.14
Service	-	-	-	-
Dry	-	-	2	0.19
Total	-	-	104	32.85

The most important current and likely exploration and development activities of the Corporation and SLP are described under "Statement of Reserves Data and Other Oil and Gas Information - Oil and Gas Properties".

Production History

The following tables set forth the average daily production volumes, royalties, production costs and the resulting netback for the periods indicated:

Average Daily Production[(1)]
Company Interest

	Three Months Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Oil (bbl/d)	2,327	2,354	2,282	2,421
Gas (mmcf/d)	86.8	81.7	97.5	106.4
NGL (bbl/d)	3,242	2,926	2,716	3,133
Oil equivalent (boe/d)	20,031	18,891	21,252	23,288

Note:

(1) Before deduction of royalties.

Production and Netback History – Gas Wells
Company Interest[(1)]

	Three Months Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Production volumes				
Oil (bbl)	78,220	93,187	93,436	96,251
Gas (mcf)	7,594,248	7,254,588	8,783,475	9,641,144
NGL (bbl)	280,384	260,006	253,918	280,078
Oil equivalent (boe)	1,624,312	1,562,291	1,811,267	1,983,187
Average price received				
Oil ($/bbl)	52.69	52.34	70.82	62.01
Gas ($/mcf)	6.98	7.86	9.42	12.06
NGL ($/bbl)	46.06	45.43	55.75	54.93
Oil equivalent ($/boe)	43.14	47.18	57.23	69.34
Hedge Gain (Loss) ($/boe)	0.18	(0.27)	(0.80)	(1.81)
Royalties ($/boe)	(10.31)	(9.92)	(12.23)	(13.64)
Transportation costs ($/boe)	(0.70)	(0.67)	(0.76)	(0.82)
Operating costs ($/boe)	(5.71)	(7.31)	(6.46)	(5.98)
Netback ($/boe)	26.60	29.01	36.98	47.09

Note:

(1) Company Interest is the Corporation's and SLP's working interest share of production, before reduction for royalty obligations plus their share of production resulting from their royalty interests.

Production and Netback History – Oil Wells
Company Interest[(1)]

	Three Months Ended			
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Production volumes				
Oil (bbl)	131,212	121,016	116,505	126,476
Gas (mcf)	215,189	177,560	188,965	147,931
NGL (bbl)	11,406	6,220	(4,049)	8,140
Oil equivalent (boe)	178,482	156,829	143,951	159,271
Average price received				
Oil ($/bbl)	58.96	61.62	72.16	68.35
Gas ($/mcf)	7.13	7.58	8.42	12.66
NGL ($/bbl)	42.16	39.57	37.62	51.61
Oil equivalent ($/boe)	54.63	57.70	68.40	68.67
Hedge Loss ($/boe)	(0.24)	(0.74)	(1.81)	(1.28)
Royalties ($/boe)	(10.80)	(10.81)	(13.31)	(13.26)
Transportation costs ($/boe)	(0.18)	(0.16)	(0.18)	(0.17)
Operating costs ($/boe)	(13.96)	(16.10)	(11.84)	(8.95)
Netback ($/boe)	29.45	29.89	41.26	45.01

Note:

(1) Company Interest is the Corporation's and SLP's working interest share of production, before reduction for royalty obligations plus their share of production resulting from their royalty interests.

The following table sets forth the production by area for the properties of the Corporation and SLP for the year ended December 31, 2005:

Production by Area
Year Ended December 31, 2005
Company Interest

	Area	Light & Medium Oil (bbl/d)	Gas (mcf/d)	NGL (bbl/d)	Total Oil Equivalent (boe/d)
Alberta	Ferrier/O'Chiese	65	24,203	1,470	5,569
	Whitecourt	54	8,862	70	1,601
	Sousa	-	6,494	-	1,082
	Caroline	117	3,537	236	943
	Dunvegan	3	3,363	190	754
	Windfall	6	2,738	271	733
	Penhold	15	2,901	128	626
	Medicine Hat	-	3,673	-	612
	Minehead	-	2,911	118	603
	Grande Prairie	16	2,918	40	543
	Rainbow	359	874	5	510
	Paddle River	60	2,285	57	497
	Long Coulee	335	704	4	456
	Swan Hills	353	184	36	419
	St. Anne	106	1,838	-	412
	Pembina	59	1,451	45	346
	McLeod	6	1,651	52	333
	Kakut	47	1,392	24	304
	Belloy	6	1,585	29	298
	Outlook	6	1,269	3	220
	Other	347	13,187	204	2,752
Saskatchewan	Nottingham	310	236	15	364
Ontario		76	1,368	1	305
British Columbia	Monias	-	3,535	5	594
Total		2,346	93,159	3,003	20,876

Definitions, Notes and Other Cautionary Statements

In the tables set forth in "Statement of Reserves Data and Other Oil and Gas Information" and elsewhere in this Annual Information Form, unless otherwise indicated, the following definitions and other notes are applicable.

1. ***"Gross"*** means:

   (a) in relation to the Corporation's and SLP's interest in production and reserves, its "gross reserves", which are the Corporation's and SLP's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation and SLP;

   (b) in relation to wells, the total number of wells in which the Corporation and SLP has an interest; and

   (c) in relation to properties, the total area of properties in which the Corporation and SLP has an interest.

2. ***"Net"*** means:

   (a) in relation to the Corporation's and SLP's interest in production and reserves, its "net reserves", which are the Corporation's and SLP's interest (operating and non-operating) share after deduction of royalty obligations, plus the Corporation's and SLP's royalty interest in production of reserves;

   (b) in relation to wells, the number of wells obtained by aggregating the Corporation's and SLP's working interest in each of its gross wells; and

(c) in relation to the Corporation's and SLP's interest in a property, the total area in which the Corporation and SLP has an interest multiplied by the working interest owned by the Corporation and SLP.

3. Definitions used for reserve categories are as follows:

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on:

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions, which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

<u>Development and Production Status</u>

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(a) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

   (i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

   (ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(b) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

- at least a 50 percent probability that the quantities recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

4. Forecast prices and costs

Future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation and SLP is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

5. Constant prices and costs

Prices and costs used in an estimate that are:

(a) the Corporation's and SLP's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation and SLP is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation's and SLP's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

6. ARTC is included in the cumulative funds flow amounts, ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Fund qualifies for the maximum ARTC.

7. Future income tax expense

Future income tax expenses are estimated:

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes;

(b) without deducting estimated future costs that are not deductible in computing taxable income;

(c) taking into account estimated tax credits and allowances; and

(d) applying to the future pre-tax net funds flows relating to the Corporation's and SLP's oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.

Under its existing trust structure, the Corporation, SLP and the Fund do not pay income tax because the tax liability is transferred to individual Unitholders of the Fund.

8. "**Development well**" means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic location horizon known to be productive.

9. "**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines to the extent necessary in developing the reserves;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

10. "**Exploration well**" means a well that is not a development well, a service well or a stratigraphic test well.

11. "**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

12. "**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

13. Numbers may not add due to rounding.

14. The estimates of future net revenue presented do not represent fair market value.

15. Disclosure provided herein in respect of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbls is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

16. Estimated future abandonment and reclamation costs related to a property have been taken into account by Paddock in determining reserves that should be attributable to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs.

17. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

18. All factual data supplied to Paddock was accepted by them as represented. No field inspection was conducted.

DISTRIBUTIONS TO UNITHOLDERS

Unitholders of record on each Distribution Record Date are entitled to receive cash distributions. The Corporation will calculate the Distributions to Unitholders that will be paid by the Trustee to the Unitholders on each Cash Distribution Date. The accompanying table summarizes cash distributions from the Fund since January, 2003. Commencing February, 2003, the Fund began paying cash distributions monthly.

Record Date	Payment Date	Distribution per Trust Unit
December 31, 2002	January 15, 2003	$0.60
February 28, 2003	March 15, 2003	$0.22
March 31, 2003	April 15, 2003	$0.28
April 30, 2003	May 15, 2003	$0.28
May 31, 2003	June 15, 2003	$0.23
June 30, 2003	July 15, 2003	$0.23
July 31, 2003	August 15, 2003	$0.23
August 31, 2003	September 15, 2003	$0.23
September 31, 2003	October 15, 2003	$0.23
October 31, 2003	November 15, 2003	$0.23
November 30, 2003	December 15, 2003	$0.23
December 31, 2003	January 15, 2004	$0.23
January 31, 2004	February 15, 2004	$0.23
February 29, 2004	March 15, 2004	$0.23
March 31, 2004	April 15, 2004	$0.23
April 30, 2004	May 15, 2004	$0.23
May 31, 2004	June 15, 2004	$0.23
June 30, 2004	July 15, 2004	$0.23
July 31, 2004	August 15, 2004	$0.23
August 31, 2004	September 15, 2004	$0.23
September 30, 2004	October 15, 2004	$0.23
October 31, 2004	November 15, 2004	$0.23
November 30, 2004	December 15, 2004	$0.23
December 31, 2004	January 15, 2005	$0.23
January 31, 2005	February 15, 2005	$0.23
February 28, 2005	March 15, 2005	$0.23
March 31, 2005	April 15, 2005	$0.23
April 30, 2005	May 15, 2005	$0.23
May 31, 2005	June 15, 2005	$0.23
June 30, 2005	July 15, 2005	$0.23
July 31, 2005	August 15, 2005	$0.23

Record Date	Payment Date	Distribution per Trust Unit
August 31, 2005	September 15, 2005	$0.23
September 30, 2005	October 15, 2005	$0.23
October 31, 2005	November 15, 2005	$0.23
November 30, 2005	December 15, 2005	$0.30
December 31, 2005	January 15, 2006	$0.30
January 31, 2006	February 15, 2006	$0.30
February 28, 2006	March 15, 2006	$0.30

The total distributions per Trust Unit paid in 2005 were $2.83 (2004 - $2.76).

MARKET FOR SECURITIES

The outstanding Trust Units of the Fund are listed and posted for trading on the TSX under the symbol SHN.UN.

The following table sets out the price range for, and trading volume of, the Trust Units as reported by the TSX on a monthly basis for the most recently completed financial year:

	Low	High	Volume
January 2005	$20.90	$22.75	2,399,463
February 2005	$22.40	$23.35	3,309,914
March 2005	$19.77	$23.05	3,864,942
April 2005	$19.60	$21.97	3,369,090
May 2005	$20.25	$22.19	2,583,816
June 2005	$20.65	$21.84	2,963,126
July 2005	$21.50	$25.00	4,363,253
August 2005	$22.02	$25.75	7,295,008
September 2005	$24.15	$26.18	5,991,025
October 2005	$22.00	$27.00	6,837,030
November 2005	$23.42	$29.00	5,019,636
December 2005	$28.06	$30.99	4,969,020

DIRECTORS AND EXECUTIVE OFFICERS

The Board of Directors of the Corporation is currently set at six members, all of whom were either elected in accordance with a vote of Unitholders taken at the annual meeting of Unitholders of the Fund or appointed in accordance with the articles of the Corporation. The Fund does not have any directors or officers.

The following are the names, municipalities of residence and principal occupations of the directors and executive officers of the Corporation.

Name and Municipality of Residence	Position with the Corporation	Principal Occupation
Arne R. Nielsen(1)(2)(3) Alberta, Canada	Chairman	Chairman of the Corporation
David M. Fitzpatrick Alberta, Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation
Warren D. Steckley(1)(2)(3) Alberta, Canada	Director	President and Chief Operating Officer, Barnwell of Canada, Limited, a private oil and gas company
Edward W. Best (1)(2)(3) Alberta, Canada	Director	Corporate director

Name and Municipality of Residence	Position with the Corporation	Principal Occupation
Richard W. Clark[(2)(3)] Alberta, Canada	Director	Partner with Gowling Lafleur Henderson LLP, lawyer
D. Grant Gunderson[(1)(2)(3)] Alberta, Canada	Director	Corporate director
Gregory D. Moore Alberta, Canada	Vice President, Operations and Chief Operating Officer	Vice President, Operations and Chief Operating Officer of the Corporation
Terry P. Prokopy Alberta, Canada	Vice President, Land	Vice President, Land of the Corporation
Bruce K. Gibson Alberta, Canada	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of the Corporation

Notes:

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Environmental, Corporate Governance and Reserve Review Committee

Other than Richard W. Clark who was appointed on June 20, 2005, each of the Directors has been a director since the inception of the Fund in July, 1996. Directors are elected at each annual meeting of Unitholders to hold office until the next such meeting. The next annual meeting of Unitholders will be held on May 16, 2006. As at March 1, 2006, the Directors and Executive Officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercised control over, 910,099 Trust Units or approximately 1.3% of the issued and outstanding Trust Units (assumes that the Exchangeable Shares beneficially held by Messrs. Nielsen and Fitzpatrick are exchanged for Trust Units).

Arne R. Nielsen

Mr. Nielsen was President of Mobil Oil Canada Ltd. ("**Mobil**") from 1967 through 1977. From 1977 to 1982, he was President and Chief Executive Officer of Canadian Superior Oil Ltd. also serving as Chairman from 1982 through 1986. Pursuant to the acquisition of Canadian Superior Oil Ltd. by Mobil, Mr. Nielsen served as Chairman and CEO of Mobil from 1986 through 1989. From 1989 to 1993, Mr. Nielsen served as Chairman and Chief Executive Officer of Bowtex Energy (Canada) Corporation and thereafter through May, 1994 in executive positions with Poco Petroleums Ltd. Since May, 1994, Mr. Nielsen has consulted to various western Canadian and international oil companies. In April, 1995, Mr. Nielsen was appointed Chairman and a director of Serenpet Inc., a position he held until July 31, 1996 when he resigned upon closing of the Fund's initial public offering. On July 31, 2003, Mr. Nielsen retired as the Executive Chairman of the Corporation. He remains the non-executive Chairman of the Corporation. Mr. Nielsen currently is also a director of VAALCO Energy Inc. (American Stock Exchange) and Softrock Minerals Ltd. (TSX Venture Exchange). Mr. Nielsen graduated from the University of Alberta in 1949 with an Honors Bachelor of Science Degree in Geology and, subsequently, a Master's Degree in Geology in 1950. In 2000, he received an Honorary Doctorate of Science Degree from the University of Alberta. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta, the Canadian Society of Petroleum Geologists, the American Association of Petroleum Geologists and the American Institute of Professional Geologists. In 1998, Mr. Nielsen was inducted into the Canadian Petroleum Hall of Fame.

David M. Fitzpatrick

Mr. Fitzpatrick has been involved with the Fund since its formation in July, 1996 in the following capacities: President and Chief Executive Officer of the Corporation (October, 2001 to present); and President and Chief Operating Officer (July, 1996 to September, 2001). He currently is also a director of the following public

issuers: Fairquest Energy Ltd. (TSX); Platform Resources Inc. (TSX Venture Exchange); and Strike Petroleum Ltd. (TSX Venture Exchange). Mr. Fitzpatrick graduated from Queen's University in 1981 with a degree in Geological Engineering and received an Executive Management Program certificate from Queen's University in 1994. He is a member of the Association of Professional Engineers, Geologists, and Geophysicists of Alberta and the Society of Petroleum Engineers.

Warren D. Steckley

Mr. Steckley is currently President and Chief Operating Officer of Barnwell of Canada, Limited, an oil and gas company and a wholly-owned subsidiary of Barnwell Industries Inc., a public company which trades on the American Stock Exchange. From 1994 to 1998, he was an independent consultant providing a range of technical and financial services to emerging oil and gas companies. Prior to 1994, Mr. Steckley was employed at PowerWest Financial Ltd. (now ARC Financial Corporation) as a Senior Investment Analyst and then as a Vice-President. He currently is also a director of Prairie Schooner Ltd. (TSX) and Strike Petroleum Ltd. (TSX Venture Exchange).

Edward W. Best

Mr. Best was President of the Oil and Gas Division and a director of BP Canada Inc. from 1980 to 1985 when he retired after being employed with BP Canada Inc. and related companies in various management and professional functions for 30 years. From 1985 to 1995, he was a partner of Foster Research, a management and economic consulting firm. He has consulted internationally and domestically for a number of companies, governments and associations, primarily in the petroleum industry. Mr. Best has been a director for a variety of Canadian companies such as NOVA Corporation, Polysar Energy and Chemical Corporation, Canterra Energy Ltd., ProGas Ltd. and CanWest Gas Supply Inc. and was a member of the Alberta Environmental Appeal Board. He is currently a director of TG World Energy Corp. (TSX Venture Exchange).

Richard W. Clark

Mr. Clark is a partner at the Calgary office of the national law firm of Gowling Lafleur Henderson LLP, and practices primarily in the areas of securities and corporate finance law. He received a Bachelor of Laws degree from the University of Calgary in 1990, a Bachelor of Arts degree from the University of Calgary in 1987 and was admitted to the Law Society of Alberta in 1990. From July, 1996 to September, 2005, Mr. Clark was the Corporate Secretary of the Corporation. Mr. Clark is a director of Platform Resources Inc., and is the CEO and a director of Strike Petroleum Ltd., both of which are listed on the TSX Venture Exchange. In addition, Mr. Clark is also a director or officer of a number of private companies.

D. Grant Gunderson

Mr. Gunderson was Vice-President, Economics and Planning of Canadian Superior Oil Ltd. from 1981 through January, 1986 when that company was acquired by Mobil Oil Canada. From 1986 through 1987, Mr. Gunderson was Manager of Mobil Canada's heavy oil division. From 1988 until July, 1990, Mr. Gunderson worked in Mobil Oil's head offices in New York and Fairfax, Virginia, in a planning capacity. Returning to Canada in July, 1990, Mr. Gunderson served as Vice President, Business Development of Bowtex Energy (Canada) Corporation until 1992, and as President and Director of that company until July 1, 1993 when Bowtex was merged with Luscar Oil and Gas Ltd. Mr. Gunderson joined Sayer Securities Limited in February, 1994, as an associate, and continued in that position until his retirement on June 30, 2003. While at Superior and Mobil, Mr. Gunderson developed long range financial planning models to use as valuation tools and for strategic planning purposes. During his tenure with Bowtex and Sayer, Mr. Gunderson directed corporate and asset evaluation activities, developed budgets (and a system for monitoring the same) and business plans and participated in financial reorganizations. Over the course of his career, along with the extensive experience he obtained in corporate valuations, Mr. Gunderson had the opportunity to work with the controllers and other financial officers in the preparation of financial information and disclosure, in addition to his regular review of reserves data and financial statement information for purposes of preparing corporate valuation reports. Mr. Gunderson is a director of Stoneham Administration Inc. and Stoneham Drilling Inc., both subsidiaries of Stoneham Drilling Trust, a TSX-listed income trust.

Gregory D. Moore

Mr. Moore has been involved with the Fund since its formation in July, 1996 in the following capacities: Vice President, Operations and Chief Operating Officer (January, 2006 to current) and Vice President, Operations (July, 1996 to December, 2005). Mr. Moore graduated from Nova Scotia Technical College in 1970 with a degree in Chemical Engineering and received a Western Executive Program Certificate in 1989 from the University of Western Ontario. He is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, the Society of Petroleum Engineers and the Canadian Institute of Mining, Metallurgy and Petroleum.

Terry P. Prokopy

Mr. Prokopy has over 29 years of land experience with both major and junior oil and gas companies. Mr. Prokopy was appointed Vice President, Land of the Corporation in July, 2001. Prior to joining the Corporation in December, 2000, Mr. Prokopy consulted to Cabre Exploration from 1999. Mr. Prokopy has a Bachelor of Arts Degree in Economics from the University of Calgary and is a member of the Canadian Association of Petroleum Landmen.

Bruce K. Gibson

Mr. Gibson was appointed Vice President, Finance and Chief Financial Officer of the Corporation on September 16, 1997. Mr. Gibson obtained a Bachelor of Commerce Degree from the University of Calgary in 1978. He is a member of the Canadian and Alberta Institutes of Chartered Accountants and a member of the Canadian Petroleum Tax Society.

AUDIT COMMITTEE

The purpose of the Corporation's audit committee is to provide assistance to the Board of Directors of the Corporation in fulfilling its legal and fiduciary obligations with respect to matters involving the accounting, auditing, financial reporting, internal control and legal compliance functions of the Fund and its subsidiaries. It is the objective of the audit committee to maintain a free and open means of communication among the Board of Directors of the Corporation, the independent auditors and the financial and senior management of the Corporation.

The full text of the audit committee's terms of reference is included as Schedule A to this Annual Information Form.

Composition of the Audit Committee

The audit committee is comprised of Arne R. Nielsen, Warren D. Steckley, Edward W. Best and D. Grant Gunderson. Mr. Gunderson is the chairman of the audit committee. Each of the members is financially literate under Section 1.5 of MI 52-110 and independent under Section 1.4 of MI 52-110.

Relevant Education and Experience

See the descriptions for each of Messrs. Nielsen, Steckley, Best and Gunderson under "Directors and Executive Officers".

Pre-Approval Policies and Procedures

The audit committee pre-approves engagements for non-audit services provided by the external auditors or their affiliates, together with estimated fees and potential issues of independence.

Auditors' Fees

The following table provides information about the fees billed to the Fund and its subsidiary entities for professional services rendered by KPMG LLP during fiscal 2005 and 2004.

	2005	2004
Audit Fees[(1)]	$404,000	$316,000
Audit-Related Fees[(2)]	-	-
Tax Fees[(3)]	43,000	111,000
All Other Fees	-	-
Total	$447,000	$427,000

Notes:

(1) Audit fees consist of fees for the audit and review of the Fund's financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements, including public offerings of securities.

(2) Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Fund's financial statements and are not reported as Audit Fees.

(3) Tax fees consist of fees for tax compliance services, tax advice and tax planning.

CONFLICTS OF INTEREST

Some of the directors of the Corporation are also directors of other oil and natural gas companies, which may from time to time be in competition with the Corporation and the Fund for property acquisitions, or other limited resources. Where required by law, appropriate disclosure of such conflicts will be made by the applicable directors. In particular, the Corporation follows the provisions of the *Business Corporations Act* (Alberta). These provisions state that in the event that a director has an interest in a contract or proposed contract or agreement, such director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise permitted by the *Business Corporations Act* (Alberta).

INFORMATION CONCERNING THE OIL AND NATURAL GAS INDUSTRY

Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. It is not expected that any of such controls or regulations would affect the operations of the Fund, the Corporation or SLP in a manner materially different than they would affect other companies of similar size in the oil and natural gas industry. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of the refined products and the supply and demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of light crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("**NEB**"). Any oil export to be made pursuant to a contract of longer duration requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts in excess of two years must continue to meet certain criteria prescribed by the NEB and the government of Canada. As is the case

with oil, natural gas exports for a term of less than two years must be made pursuant to an NEB order, or, in the case of exports for a longer duration, pursuant to an NEB license and Governor in Council approval. The price received by the Corporation or SLP depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms.

The governments of Alberta and British Columbia also regulate the volume of natural gas which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada - U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade and then only if the export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, the provinces of Alberta, Saskatchewan and British Columbia have legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on the prescribed reference prices, well productivity, geographical location, field discovery date, the method of recovery and the type or quality of the petroleum product produced.

From time to time the provincial governments of Canada have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced production projects.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid by the Corporation and SLP to governments. These incentives increase the net income of the Corporation and SLP.

There are no assurances that the government's programs or other incentives currently in place will remain so. The termination of any of the current incentives may have a significant effect upon the Fund and the amount of distributions available to Unitholders. ARTC may be claimed in respect of eligible properties by the Corporation or the Fund and not by holders of Trust Units. The Fund is currently eligible to claim the full amount of the ARTC.

Land Tenure

Crude oil and natural gas reserves located in the western provinces are owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and

natural gas pursuant to leases, licences and permits for varying terms and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations and can affect the location and operation of wells and other facilities and the extent to which exploration and development is permitted. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines or clean-up orders.

The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and expense nature, as a result of the increasingly stringent laws relating to the protection of the environment. The Corporation's internal procedures are designed to ensure that the environmental aspects of new developments are taken into account prior to proceeding. The Corporation believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

RISK FACTORS

The Trust Units do not represent a traditional investment in the oil and natural gas industry. Prospective purchasers of the Trust Units should carefully consider the information set forth below and the other information set forth herein before deciding to invest in the Trust Units.

Dependence on the Corporation and SLP

The Fund is an open-ended, limited purpose trust which is entirely dependent upon the operations and assets of its direct and indirect subsidiaries. Accordingly, any Distributions to Unitholders will be dependent on the ability of the Corporation and SLP to meet their interest and principal repayment obligations under the Managed Entities Notes and to pay the Royalties. The income of the Corporation and SLP will be received from the production of oil and natural gas from their existing properties and will be susceptible to the risks and uncertainties associated with the oil and gas industry generally.

Development of Additional Reserves

The Fund's future success and its Distributions to Unitholders are dependent upon the Corporation's and SLP's ability to develop or acquire additional oil and natural gas reserves that are economically recoverable at attractive acquisition prices. Acquisitions of resource companies and resource assets by the Corporation and SLP will be based on engineering and economic assessments made by management and, in certain cases, reviewed by independent engineers. These assessments include a series of assumptions regarding such factors as recoverability and marketability of oil and natural gas, future prices of oil and natural gas and operating costs, future capital expenditures and royalties and other governmental levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the Corporation, SLP or the Fund. In particular, changes in the prices of and markets for oil and natural gas from those anticipated at the time of making such assessments will affect the return on and value of the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than anticipated. Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods.

Except to the extent that the Corporation and SLP conduct successful development activities or acquire properties containing proved reserves, or both, the proved reserves and production of the Corporation and SLP will generally decline as reserves are produced. If prevailing oil and natural gas prices were to increase significantly, the Corporation's and SLP's costs to add reserves could be expected to increase. The drilling of oil

and natural gas wells involves a high degree of risk, especially the risk of a dry hole or of a well that is not sufficiently productive to provide an economic return on the capital expended to drill the well. There can be no assurance that the Corporation and SLP will be successful in developing additional reserves or acquiring reserves on terms that meet the Fund's investment criteria.

Oil and Natural Gas Prices - Marketability of Production

The Corporation's and SLP's revenues are dependent upon prevailing prices for oil and natural gas. Oil and natural gas prices can be extremely volatile and are affected by the actions of foreign governments, international cartels and the Canadian federal and provincial governments. In addition, the marketability of the production underlying the Royalties depends upon the availability and capacity of gathering systems and pipelines, the effect of federal and provincial regulation on such production, supply and demand conditions for oil and natural gas and general economic conditions. All of these factors are beyond the control of the Corporation, SLP and the Fund.

Oil and natural gas prices are and could be affected by a number of factors beyond the control of the Fund. The Corporation's and SLP's results of operations and financial position, and therefore the amounts paid to the Fund pursuant to the Royalties are dependent on the prices received for their oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Corporation, SLP and the Fund. Any decline in oil or natural gas prices could have a material adverse effect on the Corporation's and SLP's operations, financial condition, proved reserves and the level of expenditures for the development of their oil and natural gas reserves. Distributions to Unitholders will therefore be sensitive to prevailing oil and natural gas prices.

The Corporation may manage the risk associated with changes in oil and natural gas prices and foreign exchange rates by causing the Corporation and SLP, from time to time, to enter into crude oil or natural gas price hedges and forward foreign exchange contracts. To the extent that the Corporation engages in risk management activities related to oil and natural gas prices and foreign exchange rates, it and SLP will be subject to credit risks associated with counterparties with which they contract.

Environmental Concerns

The operation of oil and natural gas wells involves a number of natural hazards which may result in blowouts, environmental damage or other unexpected or dangerous conditions resulting in liability to the Corporation and SLP and possibly liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean up orders. The Corporation and SLP will make reasonable provision for well abandonment where appropriate, however there can be no assurance that such provision will be sufficient to satisfy all such obligations. No sinking fund or reserve will be established for the purpose of asset retirement or abandonment costs. Actual abandonment costs incurred in a specific period are deducted for purposes of the Royalty Income and will reduce the amount of Distributions to Unitholders.

Reserves

Although Paddock, the Corporation and SLP have carefully prepared the reserve estimates included herein and believe that the methods of estimating reserves have been verified by judgment and operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of the Corporation and SLP that are not offset by the acquisition or development of additional reserves may reduce the underlying value of the Trust Units. The Trust Units will have little or no value once all of the oil and natural gas reserves of the Corporation and SLP have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of funds flow derived from their investment in such Trust Units.

Depletion of Reserves

The Fund has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions to Unitholders in respect of the Corporation's and SLP's oil and gas properties, absent oil and natural gas price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Corporation and SLP will not be reinvesting funds flow in the same manner as other industry participants. Accordingly, absent capital injections, the Corporation's and SLP's production levels and reserves will decline.

The Corporation's and SLP's future oil and natural gas reserves and production, and therefore its funds flows, will be highly dependent on the Corporation's and SLP's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Corporation's and SLP's reserves and production will decline over time as reserves are exploited.

There can be no assurance that the Corporation or SLP will be successful in developing or acquiring additional reserves on terms that meet the Fund's investment objectives.

Credit Facility

The Corporation has a $330 million revolving credit facility with a syndicate of Canadian chartered banks. See "Incorporation and Organization – The Corporation – Borrowing". There is no assurance that the Corporation will be able to refinance its credit facility when it matures. If the Corporation is unable to obtain such refinancing, or obtains such refinancing on less favourable terms, it could have a material adverse affect on the Corporation's funds flow and Distributions to Unitholders.

Amounts paid in respect of interest (which can be affected by variation in interest rates) and principal on funds advanced under the credit facility (as required by the lenders or as determined by the Corporation) will reduce the Corporation's funds flow, may reduce Distributions to Unitholders and may result in the Corporation or SLP having taxable income and cash taxes payable as taxable income would no longer be reduced by the payment of the Royalties at the time debt repayment occurs.

If the Corporation fails to maintain compliance with certain covenants contained in the credit facility agreement, its ability (and the ability of SLP) to pay the Royalties and principal or interest on the Managed Entities Notes may be restricted, which could have a material adverse affect on Distributions to Unitholders. In addition, in such circumstances the lenders may be in a position to compel a sale of the working interests underlying the Royalties and the Managed Entities Notes in certain circumstances, with all proceeds from such sale going to the lenders and not to the Fund.

Although the Corporation believes that its credit facility is sufficient for its immediate requirements, there can be no assurance that the amount will be adequate for the future financial obligations of the Corporation or SLP or that access to additional funds will be available in the future. Upon annual review of the underlying assets pledged as security for the credit facility, the lenders may adjust the size of the credit facility.

Variations in Foreign Exchange Rates and Interest Rates

Operating costs incurred by the Corporation and SLP are generally paid in Canadian dollars. World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact the Corporation's and SLP's net production revenue. To the extent that the Corporation has engaged or will in the future engage in risk management activities related to oil and natural gas prices and foreign exchange rates, through entry into oil and natural gas price hedges and forward foreign exchange contracts or otherwise, the Corporation and SLP will be subject to unfavourable price changes and credit risks associated with the counterparties with which it contracts. Variations in interest rates could result in a significant increase in the amount the Fund pays to service debt, resulting in a decrease in Distributions to Unitholders.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of Distributions to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Competition

There is strong competition relating to all aspects of the oil and gas industry. The Corporation and SLP will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than the Corporation and SLP. The Corporation and SLP will compete for joint venture partners and capital with a substantial number of other companies which have greater resources. Many such companies not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a worldwide basis and as such have greater and more diverse resources upon which to draw. There is also competition between the oil industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

Operating Risks

The oil and natural gas business involves a variety of operating risks, including the risk of fire, explosions, blowouts and encountering formations with abnormal pressure and oil spills, the occurrence of any of which could result in substantial losses to the Fund. Oil and natural gas operations involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Corporation and SLP maintain insurance against some, but not all, of these risks. There can be no assurance that any insurance will continue to be available at premium levels that justify its purchase or whether insurance will be available at all. The occurrence of a significant event that the Corporation or SLP is not fully insured against could have a material adverse effect on the Corporation's or SLP's financial position, results of operations or prospects.

Continuing production from the Properties, and to some extent the marketing of production therefrom, are dependent upon the ability of the operator of such Properties. To the extent that the operator of a Property fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent or experiences cash flow problems.

Changes in Legislation

There can be no assurance that income tax laws, other laws or government incentive programs relating to the oil and gas industry, such as the status of investment trusts and resource allowance, will not be changed in a manner which will adversely affect the Fund or Unitholders.

Administrative Discretion

Many of the income rules on which the tax efficiency of the Fund depends are a matter of administrative discretion as opposed to legislation. There can be no assurance that tax authorities having jurisdiction will agree with how the Fund calculates its income for tax purposes or that such tax authorities will not change their administrative practices to the detriment of the Fund or Unitholders.

Non-Arm's Length Transactions

The Fund's determination of its distributions and the tax payable by its Managed Entities depends upon a variety of historical and ongoing non-arm's length transactions. The taxation consequences of such transactions depend upon the reasonableness of their terms from an arm's length party's point of view, and no assurance can be given in that regard. Should a taxation authority successfully challenge such transactions on the basis that their terms were not reasonable in the circumstances, it could have a material adverse effect upon the amount of Distributions to Unitholders. In particular, oil and gas income trusts, including the Fund, generally rely on

significant amounts of inter-company debt, royalties or similar instruments that generate substantial interest expense or other deductions which serve to reduce taxable income and income tax payable during the life of the Fund. There can be no assurance that taxation authorities will not seek to challenge the amount of such interest expense and other deductions. If such a challenge were to succeed, it could materially adversely affect the amount and taxability of Distributions to Unitholders.

Nature of Trust Units

The Fund is governed by the terms and conditions of the Trust Indenture. As the Fund is not a corporate entity, it is not governed by the provisions of either provincial or federal corporate law. Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in the Fund. The Trust Units represent an equal undivided beneficial interest in the Fund. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. In addition, the Fund is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, if a restructuring of the Fund were necessary, the Fund would not be able to access the remedies available under such legislation. In the event of a restructuring, a Unitholder may be in a different position than a shareholder of a corporation. The market price per Trust Unit is a function of anticipated Distributions to Unitholders, the market's perception of the value of Properties and the Corporation's ability to effect long term growth in the value of the Fund.

Mutual Fund Status of the Fund

It is intended that the Fund will continue to qualify as a mutual fund trust for the purposes of the Tax Act. The Fund may not, however, always be able to satisfy any future requirement for the maintenance of mutual fund trust status. Should the Fund's status as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for the Fund and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- The Trust Units may cease to be qualified investments for Exempt Plans. Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. A registered retirement savings plan or a registered retirement income fund holding Trust Units that are not qualified investments would become taxable on income attributable to the Trust Units while they are not qualified investments (including the entire amount of any capital gain arising on a disposition of the non-qualified investment). Registered education savings plans which hold Trust Units that are not qualified investments may have their registration revoked.

- The Fund would be taxed on certain types of income distributed to Unitholders, including income generated by the Royalties held by the Fund. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

- The Fund would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws.

- The Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. As a result, non-resident Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

The Fund may take certain measures in the future to the extent it believes such measures are necessary to ensure the Fund maintain its status as a mutual fund trust. These measures, if adopted, could be adverse to certain holders of Trust Units and could have an adverse effect on the market price of the Trust Units

Non-Resident Ownership of Trust Units

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, it must not be established or maintained primarily for the benefit of non-residents of Canada. The Trust Indenture provides that if at any time the Fund becomes aware that the beneficial owners of 49% or more of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Fund, by or through the Corporation on its behalf, will take such action as may be necessary to carry out the foregoing intention. See "Incorporation and Organization – Trust Units – Limitation on Non-Resident Ownership".

Unitholder Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Fund or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be, with certain exceptions, enforceable only against, and will be satisfied only out of, the Fund's assets.

The Trust Indenture provides that all contracts signed by or on behalf of the Fund must (except as the Trustee or the Corporation may otherwise, in any respect, determine) contain a provision to the effect that the obligations in such agreement will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Fund that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. In addition, the *Income Trust Liability Act* (Alberta), which was proclaimed in Alberta on July 1, 2004, provides that a beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

Reliance on Key Personnel

The Fund is highly dependent upon the executive officers and key employees of the Corporation. The unexpected loss of the services of any of these individuals could have an adverse effect on the Fund. See "Directors and Executive Officers".

Additional Financing

To the extent that external sources of capital, including the issuance of additional Trust Units and borrowings under the Corporation's credit facility, become limited or unavailable, the Fund's, the Corporation's and SLP's ability to make the necessary capital investments to maintain or expand their oil and natural gas reserves and to invest in assets, as the case may be, will be impaired. To the extent that the Corporation and SLP are required to use funds flow to finance capital expenditures, property acquisitions or asset acquisitions, as the case may be, the level of Distributions to Unitholders will be reduced.

Enforcement of Operating Agreements

The operation of wells located on properties not operated by the Corporation or SLP are generally governed by operating agreements that typically require the operator to conduct operations in a good and workmanlike manner. Operating agreements generally provide, however, that the operator will have no liability to the other non-operating working interest owners for losses sustained or liabilities incurred, except such as may result from gross negligence or wilful misconduct. In addition, third-party operators are generally not fiduciaries with respect to the Corporation, SLP, the Fund or the Unitholders. The Corporation and SLP, as owners of working interests in properties not operated by them, will generally have a cause of action for damages arising from a breach of such duty. Although not established by definitive legal precedent, it is unlikely that the Fund or Unitholders would be entitled to bring suit against third-party operators to enforce the terms of the operating agreements; thus, Unitholders will be dependent on the Corporation and SLP, as owner of the working interest, to enforce such rights.

Third Party Credit Risk

The Corporation and SLP are or may be exposed to third party credit risk through their contractual arrangements with their current or future joint venture partners, marketers of their petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation or SLP, such failures could have a material adverse effect on the Corporation or SLP and their cash flow from operations.

Title

Although satisfactory title reviews of the Properties are conducted in accordance with industry standards, those title reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Corporation or SLP to a Property. A reduction of Royalty Income could result in those circumstances.

Distributions

Distributions to Unitholders may not represent a "yield" in the traditional sense as they may represent a return of capital, a return on investment or both. The amount of Distributions to Unitholders is subject to a number of factors, including prevailing prices for oil and natural gas, operating costs, capital costs, general and administrative costs, borrowing costs, the cost of capital, Crown and freehold royalty payments and other forms of taxation applied to the Corporation and SLP and their production, as well as the magnitude of other direct expenses of the Corporation and SLP. It is possible that no Distributions to Unitholders will be available due to these or other factors. The Fund's historical distributions may not be reflective of future distribution payments, which will be subject to review by the Board of Directors of the Corporation taking into account its prevailing financial circumstances at the relevant time. The actual amount distributed, if any, is dependent on the factors listed above and is at the discretion of the Board of Directors of the Corporation.

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of oil and gas properties, and by the operators to the Corporation and SLP, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of oil and gas properties or the establishment by the operator of reserves for such expenses. Any of these delays could adversely affect Distributions to Unitholders.

Potential For Write-Downs

Under Canadian accounting rules, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flow from reserves. If the net capitalized costs exceed this limit, the Corporation and SLP must charge the amount of the excess against earnings. As oil and natural gas prices decline, the Corporation's and SLP's net capitalized cost may approach and, in certain circumstances, may exceed this cost ceiling resulting in a charge against earnings. While these write-downs would not affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's and SLP's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as the result of fluctuations in oil and natural gas prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

Net Asset Value

The net asset value of the assets of the Fund from time to time will vary dependent upon a number of factors beyond the control of management, including oil and natural gas prices. The trading price of the Trust

Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater or less than the net asset value of the Fund's assets.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation and SLP are not aware that any claims have been made in respect of their assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation or SLP and their operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or officer or principal shareholder, or any associate or affiliate of the foregoing, has or has had, any material interest, direct or indirect, in any transaction within the three most recently completed financial years or in the current financial year that has materially affected or will materially affect the Corporation or the Fund.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar of the Trust Units of the Fund is Computershare Trust Company of Canada, at its offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that were entered into within the most recently completed financial year, or before the most recently completed financial year and still in effect are:

1. The Trust Indenture;
2. the Royalty Agreements;
3. the Corporation USA;
4. the SHC USA;
5. the Administrative Services Agreement;
6. the Rights Plan; and
7. the Credit Facility Agreement dated December 31, 2004 between the Corporation and a syndicate of Canadian chartered banks, as amended.

INTERESTS OF EXPERTS

Paddock prepared the Paddock Report relating to certain reserves of the Corporation. As of the date hereof, the directors, officers and associates of Paddock as a group, did not beneficially own any of the outstanding Trust Units.

The consolidated financial statements of the Fund as at and for the years ended December 31, 2005 and 2004 have been examined by KPMG LLP, Chartered Accountants, as detailed in their auditors' report dated February 28, 2006. KPMG LLP is independent of the Fund in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information, including remuneration and indebtedness of directors and executive officers of the Corporation, the principal holders of Trust Units and the securities authorized for issuance under equity compensation plans, is contained in the Fund's information circular relating to the Annual and Special Meeting of Unitholders to be held on May 16, 2006, or any adjournment thereof. Additional financial information is provided in the annual audited financial statements of the Fund for the year ended December 31, 2005 and the Management's Discussion and Analysis pertaining thereto.

The above documents and other information may be found on SEDAR at www.sedar.com.

REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR FORM 51-101F2

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

To the Board of Directors of Shiningbank Energy Ltd. and the Board of Directors of the General Partner of Shiningbank Limited Partnership (collectively, the "Company"):

1. We have evaluated and audited the Company's reserves data as at December 31, 2005. The reserves data consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation and audit.

We carried out our evaluation and audit in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation and audit to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation and audit also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated and audited by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have evaluated and audited and reported on to the Company's board of directors:

			Net Present Value of Future Net Revenue ($millions - before income taxes, 10% discount rate)			
Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation/Audit Report	Location of Reserves (Country or Foreign Geographic Area)	Audited	Evaluated	Reviewed	Total
Paddock Lindstrom & Associates Ltd.	January 28, 2006	Canada	78.4*	1,437.2	nil	1,515.7

* The audited value does not include the Alberta Royalty Tax Credit attributable to the audited properties. The Alberta Royalty Tax Credit was calculated corporately and is included in the value of the evaluated properties.

5. In our opinion, the reserves data respectively evaluated and audited by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta, Canada

Execution Date: January 28, 2006

(signed) "L.K. Lindstrom"
L.K. Lindstrom, P.Eng.
President

REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE
FORM 51-101F3

Terms to which a meaning is ascribed in National Instrument 51-101 have the same meaning herein.

Management of Shiningbank Energy Ltd. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators and auditors have evaluated and audited the Company's reserves data. The reports of the independent qualified reserves evaluators and auditors are presented in the Annual Information Form of Shiningbank Energy Income Fund effective as of December 31, 2005.

The Environmental, Corporate Governance and Reserve Review Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator and auditor;

(b) met with the independent qualified reserves evaluators and auditors to determine whether any restrictions affected the ability of the independent qualified reserves evaluators and auditors to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators and auditors.

The Environmental, Corporate Governance and Reserve Review Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Environmental, Corporate Governance and Reserve Review Committee, approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator and auditor on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) "David M. Fitzpatrick"
David M. Fitzpatrick
President and Chief Executive Officer

(signed) "Gregory D. Moore"
Gregory D. Moore
Vice President, Operations and Chief Operating Officer

(signed) "Edward W. Best"
Edward W. Best
Director

(signed) "Warren D. Steckley"
Warren D. Steckley
Director

Dated: March 16, 2006

SCHEDULE "A"
Audit Committee - Terms of Reference

SHININGBANK ENERGY LTD.

(Adopted by the Board of Directors of Shiningbank Energy Ltd. effective December 13, 2005)

PURPOSE

The overall purpose of the Audit Committee (the "Committee") of the Board of Directors of Shiningbank Energy Ltd. (the "Corporation") is to carry out the functions associated with an audit committee of an issuer of the size and nature of the Corporation and the Fund (as defined below). The purpose of the Committee is to ensure that the Corporation's management has designed and implemented an effective system to review and report on the integrity of the consolidated financial statements of Shiningbank Energy Income Fund ("SEIF") and its consolidated subsidiaries (collectively referred to as the "Fund"). As part of this mandate, the Committee shall take all necessary steps so as to ensure compliance by the Fund with all laws and regulatory policies, rules, regulations and instruments pertaining to audit and financial reporting that are applicable to the Fund from time to time (the "Applicable Laws").

COMPOSITION, PROCEDURES AND ORGANIZATION

1. The Committee shall consist of not less than three members of the Board of Directors of the Corporation (the "Board"), each of whom:

(a) must meet any independence tests; and

(b) must satisfy any financial literacy or other competency standards;

as set out under Applicable Laws, except as may be allowed under any applicable exemptions provided for under Applicable Laws or any exemption orders obtained from applicable regulatory authorities.

2. The Board, at its first meeting following the annual meeting of the holders of trust units of SEIF, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3. Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair (the "Chairman") from amongst their number.

4. The Corporate Secretary of the Corporation shall be the secretary of the Committee, unless otherwise determined by the Committee.

5. The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

6. The Committee shall have access to such officers and employees of the Corporation and of the other consolidated subsidiaries of the Fund, and to the Fund's external auditors and to such information respecting the Fund, as the Committee considers to be necessary or advisable in order to perform its duties and responsibilities.

7. Meetings of the Committee shall be conducted as follows:

(a) the Committee shall meet at least four times annually at such times and at such locations as may be requested by the Chairman. The Fund's external auditors or any member of the Committee may request a meeting of the Committee;

(b) the Fund's external auditors shall receive notice of and have the right, and shall be encouraged, to attend all meetings of the Committee; and

(c) the Chief Executive Officer and the Chief Financial Officer of the Corporation shall be invited to attend all meetings of the Committee, except *in camera* sessions of the members of the Committee. Other management representatives of the Corporation shall be invited to attend as necessary.

8. The external auditors of the Fund shall have a direct line of communication to the Committee through the Chairman. The Fund shall require the external auditors of the Fund to report directly to the Committee.

DUTIES AND RESPONSIBILITIES

9. The overall duties and responsibilities of the Committee shall include:

(a) assisting the Board in the discharge of its responsibilities relating to the Fund's accounting principles, reporting practices and internal controls and approving the Fund's annual and quarterly consolidated financial statements;

(b) establishing and maintaining a direct line of communication with the Fund's external auditors and assessing their performance;

(c) ensuring that the management of the Corporation has designed, implemented and is maintaining an effective system of internal controls for the Fund;

(d) reporting regularly to the Board on the fulfilment of the duties and responsibilities of the Committee;

(e) ensure adequate procedures are in place for the review of the Fund's public disclosure of financial information extracted or derived from the Fund's financial statements and periodically assess the adequacy of those procedures;

(f) review the appropriateness and effectiveness of the Fund's policies and business practices which impact on the financial integrity of the Fund, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management; and

(g) review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Fund.

10. The duties and responsibilities of the Committee as they relate to the external auditors shall include:

(a) recommending to the Board a firm of external auditors to be engaged by the Fund;

(b) reviewing the scope and timing of the audit and other related services rendered by the external auditors and recommending the approval of the fee for all audit services to the Board;

(c) overseeing the work of the external auditors engaged for the purpose of preparing or issuing an auditors' report or performing other audit, review or attest services for the Fund, including the resolution of disagreements between management of the Corporation and the external auditors regarding financial reporting;

(d) reviewing the audit plan of the external auditors prior to the commencement of the audit;

(e) reviewing with the external auditors, upon completion of their audit:

  (i) contents of their report;

  (ii) scope and quality of the audit work performed;

  (iii) adequacy of the Corporation's financial and auditing personnel;

  (iv) co-operation received from the Corporation's personnel during the audit;

  (v) internal resources used;

  (vi) significant transactions outside of the normal business of the Fund; and

  (vii) significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;

(f) pre-approving all non-audit services (and the fee for such services) to be provided to the Fund by the Fund's external auditors in accordance with Applicable Laws; and

(g) periodically review the Fund's financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.

11. The Committee shall hold an *in camera* session with the external auditors at least once a year prior the approval of the annual audited financial statements of the Fund and at such other times as determined necessary or appropriate by the Committee.

12. The Committee is also charged with the responsibility to:

(a) review the Fund's annual financial statements and MD&A and related earnings news release and recommend the approval thereof to the Board;

(b) review and approve the Fund's interim financial statements and MD&A and related earnings news releases;

(c) review and approve the financial sections of other public reports of the Fund requiring approval by the Board before such documents are publicly disclosed, other than prospectuses and business acquisition reports which will be reviewed and approved by the Board;

(d) review regulatory filings and decisions as they relate to the Fund's consolidated financial statements;

(e) review the minutes of any audit committee meeting of associated companies, partnerships or trusts;

(f) review with management, the external auditors and, if necessary, legal counsel any litigation, claim or other contingency, including tax assessments, that could have a material affect upon the financial position or operating results of the Fund and the manner in which such matters have been disclosed in the consolidated financial statements;

(g) review annually insurance programs relating to the Fund;

(h) establish procedures for the receipt, retention and treatment of complaints received by the Fund regarding accounting, internal accounting controls, or auditing matters;

(i) establish procedures for the confidential, anonymous submission by employees of the Corporation or any other consolidated subsidiary of the Fund of concerns regarding questionable accounting or auditing matters;

(j) review and approve the Corporation's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Fund;

(k) develop a calendar of activities to be undertaken by the Committee for the ensuing year and present such calendar to the Board prior to the commencement of such year; and

(l) review and reassess the adequacy of these Terms of Reference at least annually and recommend to the Board changes which the Committee may deem appropriate.

13. The Committee has the authority:

(a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

(b) to set and pay the compensation for any advisors employed by the Committee.

CAL_LAW\ 1207218\8

SHININGBANK ENERGY INCOME FUND

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TAKE NOTICE that the annual and special meeting (the "Fund Meeting") of the Unitholders of Shiningbank Energy Income Fund (the "Fund") will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:00 p.m. (Calgary time) on Tuesday, May 16, 2006 for the following purposes:

1. to receive the consolidated financial statements of the Fund for the year ended December 31, 2005 and the auditors' report thereon;

2. to appoint auditors of the Fund;

3. to direct the appointment of auditors for Shiningbank Holdings Corporation, Shiningbank Energy Ltd. and SLP Holdings Inc.;

4. to elect nominees for directors of Shiningbank Holdings Corporation;

5. to elect nominees for directors of Shiningbank Energy Ltd.;

6. to elect nominees for directors of SLP Holdings Inc.;

7. to consider a special resolution which, if passed, will amend the Royalty Agreement between Computershare Trust Company of Canada, as trustee of the Fund, and each of Shiningbank Energy Ltd. and Shiningbank Limited Partnership;

8. to consider a resolution which, if passed, will continue, ratify, confirm and approve the Unitholders' Rights Plan Agreement among the Fund, Shiningbank Energy Ltd. and the Rights Agent thereunder; and

9. to transact any other business which may properly come before the Fund Meeting.

Calgary, Alberta
March 16, 2006

Shiningbank Energy Income Fund,
by its Administrator, Shiningbank Energy Ltd.

(signed) "Murray J. Desrosiers"
Murray J. Desrosiers
Corporate Secretary & General Counsel

The specific details of the matters proposed to be put before the Fund Meeting and the text of the resolutions are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF THE FUND WHO ARE UNABLE TO ATTEND THE FUND MEETING IN PERSON ARE REQUESTED TO DATE AND SIGN THE ENCLOSED FORM OF PROXY AND TO MAIL IT TO, OR DEPOSIT IT WITH, COMPUTERSHARE TRUST COMPANY OF CANADA ("COMPUTERSHARE"), STOCK AND BOND TRANSFER DEPARTMENT, 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO, M5J 2Y1. IN ORDER TO BE VALID AND ACTED UPON AT THE FUND MEETING, A FORM OF PROXY MUST BE RECEIVED BY COMPUTERSHARE AT LEAST 24 HOURS BEFORE THE TIME SET FOR THE FUND MEETING OR ANY ADJOURNMENT THEREOF (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS). PLEASE NOTE THAT NO PROXIES CAN BE ACCEPTED AFTER THIS TIME INCLUDING AT THE FUND MEETING. UNITHOLDERS OF RECORD AT THE CLOSE OF BUSINESS ON MARCH 20, 2006, WILL BE ENTITLED TO NOTICE OF, AND TO ATTEND AND VOTE AT, THE FUND MEETING.

SHININGBANK HOLDINGS CORPORATION

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting of the shareholders of Shiningbank Holdings Corporation ("SHC") will be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 4:00 p.m. (Calgary time) on Tuesday, May 16, 2006, at which Unitholders of Shiningbank Energy Income Fund are entitled to attend, for the following purposes:

1. to receive and consider the financial statements of SHC for the year ended December 31, 2005;

2. to appoint auditors of SHC;

3. to elect directors of SHC; and

4. to transact any other business which may properly come before the meeting.

Calgary, Alberta
March 16, 2006

By Order of the Board of Directors

(signed) "Murray J. Desrosiers"
Murray J. Desrosiers
Corporate Secretary

The specific details of the matters proposed to be put before the meeting of SHC are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND ARE ENTITLED TO ATTEND THIS MEETING BUT ARE NOT ENTITLED TO VOTE. AT THE MEETING OF SHC, COMPUTERSHARE TRUST COMPANY OF CANADA, ON BEHALF OF SHININGBANK ENERGY INCOME FUND, WILL VOTE ALL OF THE SHARES OF SHC ACCORDING TO THE DIRECTIONS GIVEN BY RESOLUTIONS TO BE PASSED AT THE MEETING OF UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND.

SHININGBANK ENERGY LTD.

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting of the shareholders of Shiningbank Energy Ltd. (the "Corporation") will be held at the Calgary Petroleum Club, McMurray Room, 319 - 5th Avenue S.W., Calgary, Alberta, at 4:15 p.m. (Calgary time) on Tuesday, May 16, 2006, at which Unitholders of Shiningbank Energy Income Fund are entitled to attend, for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended December 31, 2005;

2. to appoint auditors of the Corporation;

3. to elect directors of the Corporation; and

4. to transact any other business which may properly come before the meeting.

Calgary, Alberta
March 16, 2006

By Order of the Board of Directors

(signed) "Murray J. Desrosiers"
Murray J. Desrosiers
Corporate Secretary

The specific details of the matters proposed to be put before the meeting of the Corporation are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND ARE ENTITLED TO ATTEND THIS MEETING BUT ARE NOT ENTITLED TO VOTE. AT THE MEETING OF THE CORPORATION, SHININGBANK HOLDINGS CORPORATION WILL VOTE ALL OF THE SHARES OF THE CORPORATION ACCORDING TO THE DIRECTIONS GIVEN BY RESOLUTIONS TO BE PASSED AT THE MEETING OF UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND.

SLP HOLDINGS INC.

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual meeting of the shareholders of SLP Holding Inc. ("SLP") will be held at the Calgary Petroleum Club, McMurray Room, 319 - 5th Avenue S.W., Calgary, Alberta, at 4:30 p.m. (Calgary time) on Tuesday, May 16, 2006, at which Unitholders of Shiningbank Energy Income Fund are entitled to attend, for the following purposes:

1. to receive and consider the financial statements of SLP for the year ended December 31, 2005;
2. to appoint auditors of SLP;
3. to elect directors of SLP; and
4. to transact any other business which may properly come before the meeting.

Calgary, Alberta
March 16, 2006

By Order of the Board of Directors

(signed) "Murray J. Desrosiers"
Murray J. Desrosiers
Corporate Secretary

The specific details of the matters proposed to be put before the meeting of SLP are set forth in the Information Circular accompanying this notice.

UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND ARE ENTITLED TO ATTEND THIS MEETING BUT ARE NOT ENTITLED TO VOTE. AT THE MEETING OF SLP, COMPUTERSHARE TRUST COMPANY OF CANADA, ON BEHALF OF SHININGBANK ENERGY INCOME FUND, WILL VOTE ALL OF THE SHARES OF SLP ACCORDING TO THE DIRECTIONS GIVEN BY RESOLUTIONS TO BE PASSED AT THE MEETING OF UNITHOLDERS OF SHININGBANK ENERGY INCOME FUND.

SHININGBANK ENERGY INCOME FUND

INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

SOLICITATION OF PROXIES FOR FUND MEETING

This Information Circular is furnished in connection with the solicitation of proxies by the management of Shiningbank Energy Ltd., as the administrator of Shiningbank Energy Income Fund (the "Fund"), for use at the Annual and Special Meeting (the "Fund Meeting") of the holders (the "Unitholders") of trust units (the "Trust Units") issued by the Fund, to be held on May 16, 2006 at 3:00 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Meeting. This Information Circular is dated March 16, 2006 and information contained herein is given as of March 1, 2006, unless otherwise specifically stated.

SHC SHAREHOLDER'S MEETING

Pursuant to the terms of a Unanimous Shareholder Agreement dated October 9, 2002 (the "SHC Unanimous Shareholder Agreement"), Unitholders are entitled to notice of, and to attend at, the annual meeting of the shareholders of Shiningbank Holdings Corporation ("SHC") to be held on May 16, 2006 at 4:00 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, but have no right to vote at that meeting. This meeting is described herein as the "SHC Shareholder's Meeting". At the SHC Shareholder's Meeting, Computershare Trust Company of Canada, on behalf of the Fund (the "Trustee"), will vote all of the shares of SHC according to the directions given by resolutions to be passed at the Fund Meeting. The Fund has agreed to refrain from exercising its voting rights as a shareholder of SHC, except as directed by the Unitholders.

CORPORATION SHAREHOLDER'S MEETING

Pursuant to the terms of a Unanimous Shareholder Agreement dated October 9, 2002 (the "Corporation Unanimous Shareholder Agreement"), Unitholders are entitled to notice of, and to attend at, the annual meeting of Shiningbank Energy Ltd. (the "Corporation") to be held on May 16, 2006 at 4:15 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, but have no right to vote at that meeting. This meeting is described herein as the "Corporation Shareholder's Meeting". At the Corporation Shareholder's Meeting, SHC will vote all of the shares of the Corporation according to the directions given by resolutions to be passed at the Fund Meeting. SHC has agreed to refrain from exercising its voting rights as a shareholder of the Corporation except as directed by the Unitholders.

SLP SHAREHOLDER'S MEETING

Unitholders shall receive notice of, and may attend at, the annual meeting of SLP Holdings Inc. ("SLP") to be held on May 16, 2006 at 4:30 p.m. (Calgary time) at the Calgary Petroleum Club, McMurray Room, Calgary, Alberta, but have no right to vote at that meeting. This meeting is described herein as "SLP Shareholder's Meeting". At the SLP Shareholder's Meeting, the Trustee, on behalf of the Fund, will vote all of the shares of SLP according to the directions given by resolutions to be passed at the Fund Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed Form of Proxy are the Chairman of the Board and the President of the Corporation.

A UNITHOLDER HAS A RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A UNITHOLDER OF THE FUND, OTHER THAN A PERSON DESIGNATED IN THE FORM OF PROXY AS NOMINEE, TO ATTEND AND ACT FOR AND ON BEHALF OF SUCH UNITHOLDER AT THE FUND MEETING AND MAY EXERCISE SUCH RIGHT BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY PROVIDED OR MAY SUBMIT ANOTHER APPROPRIATE FORM OF PROXY. IF A UNITHOLDER APPOINTS A PERSON DESIGNATED IN THE FORM OF PROXY AS NOMINEE AND DOES NOT DIRECT THE SAID NOMINEE TO VOTE EITHER IN FAVOUR OF OR AGAINST OR TO ABSTAIN ON A MATTER OR MATTERS WITH RESPECT TO WHICH AN OPPORTUNITY HAS BEEN GIVEN TO SPECIFY HOW THE TRUST UNITS REGISTERED IN THE NAME OF SUCH UNITHOLDER SHALL BE VOTED, THE PROXY SHALL BE VOTED IN FAVOUR OF SUCH MATTER OR MATTERS.

In order to be acted upon and voted, properly executed proxies of Unitholders must be received at the Toronto office of Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 24 hours before the time set for the Fund Meeting or any adjournments thereof (excluding Saturdays, Sundays and holidays). Accordingly, such proxies must be received by no later than 3:00 p.m. (Calgary time) on Monday, May 15, 2006. **PLEASE NOTE THAT NO PROXIES CAN BE ACCEPTED AFTER THIS TIME INCLUDING AT THE FUND MEETING.**

Any person or corporation giving a proxy has the power to revoke such proxy prior to the exercise thereof by instrument in writing executed by the Unitholder, or by his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the address set out above, at least 24 hours before the time set for the Fund Meeting or any adjournments thereof (excluding Saturdays, Sundays and holidays) or with the Chairman of the Fund Meeting prior to the commencement of the Fund Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

ACTION TO BE TAKEN UNDER THE PROXY

Unless the Unitholder specifies otherwise, proxies in the form enclosed which are properly executed and returned will be voted in favour of the matters referred to in the Notices of Meeting. In each case where the giver of a proxy has appropriately specified that the proxy is to be voted otherwise, it will be voted in accordance with the specifications so made. The persons named in the enclosed proxy, who are members of the management of the Corporation, may, if in their judgment it is deemed to be advisable, vote such proxy to adjourn the Fund Meeting from time to time. It is the intention that, as to any matters or business other than the matters described herein which may be properly brought before the meeting, a vote may be cast pursuant to the enclosed proxy in accordance with the judgment of the person or persons voting the same. Management of the Corporation knows of no such amendments, variations, or other matters to come before the meeting other than the matters referred to in the Notices of Meeting.

SIGNATURE OF PROXY

The Form of Proxy must be executed by the Unitholder or his attorney authorized in writing, or if a Unitholder is a corporation, the Form of Proxy must be signed in its corporate name under its corporate seal or under the hand of any officer or attorney duly authorized and persons signing as executors, administrators, trustees or in some other representative capacity should so indicate following their signature. The appropriate instrument evidencing qualification and authority to act should accompany the proxy (unless such has been previously filed with the Trustee or the Fund). **IF YOUR TRUST UNITS ARE REGISTERED IN THE NAME OF A BROKER OR OTHER INTERMEDIARY, THE FORM OF PROXY RECEIVED BY THE TRUSTEE MUST BE SIGNED BY THE REGISTERED HOLDER. THE INSTRUCTIONS FROM THE INTERMEDIARY ENCLOSED WITH THE FORM OF PROXY SHOULD BE FOLLOWED.**

VOTING BY NON-REGISTERED UNITHOLDERS

Only registered Unitholders or the persons they appoint as their proxies are permitted to vote at the Fund Meeting. However, in many cases, Trust Units beneficially owned by a person (a "Non-Registered Holder") are registered either:

(i) in the name of an intermediary (an "Intermediary") (which may include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans) that the Non-Registered Holder deals with in respect of the Trust Units; or

(ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 *Communication with Beneficial Owners of Securities of Reporting Issuer,* the Fund has distributed copies of this Information Circular and the accompanying Notices of Meeting together with the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Frequently, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived their right to receive Meeting Materials will either:

(i) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Trust Units beneficially owned by the Non-Registered Holder but which is not otherwise completed. Since the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under "Appointment and Revocation of Proxies"; or

(ii) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company in accordance with the directions accompanying the voting instruction form. A Non-Registered Holder receiving a voting instruction form cannot use such form to vote his or her Trust Units directly at the Meeting; rather the voting instruction form must be returned to the Intermediary well in advance of the Meeting to have his or her Trust Units voted.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Trust Units they beneficially own. A Non-Registered Holder who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on behalf of the Non-Registered Holder) should print the Non-Registered Holder's (or such other person's) name in the blank space provided for that purpose in the first paragraph of the proxy form or, in the case of a voting instruction form, follow the corresponding instructions on that form. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary and its service company, as applicable.**

THIS SOLICITATION IS MADE ON BEHALF OF THE ADMINISTRATOR OF THE FUND

The solicitation is made on behalf of the Fund by the management of the Corporation, as the administrator of the Fund. This solicitation is being made primarily by mail but may also be made personally by telephone and facsimile by directors, officers and other employees of the Corporation who have been delegated responsibility for the solicitation of proxies on behalf of the Fund and who will not be additionally compensated therefor. The total cost of soliciting proxies will be borne by the Fund.

TRUST UNITS ENTITLED TO VOTE AND PRINCIPAL UNITHOLDERS

Pursuant to the terms of the Trust Indenture dated May 16, 1996, as amended and restated on September 6, 2005 between the Corporation and the Trustee, on behalf of the Fund (the "Trust Indenture"), Unitholders are entitled to notice of, and to attend at the Fund Meeting and to one vote per Trust Unit held on any ballot thereat.

The Corporation has set the close of business of the Trustee at its office in Calgary, Alberta, on March 20, 2006 as the date for determination of Unitholders entitled to receive notice of the Fund Meeting, the SHC Shareholder's Meeting, the Corporation Shareholder's Meeting and the SLP Shareholder's Meeting. The registered Unitholders at that time are entitled to attend and vote at the Fund Meeting and to attend the SHC Shareholder's Meeting, the Corporation Shareholder's Meeting and the SLP Shareholder's Meeting.

As at March 1, 2006, the Fund had 68,349,351 issued and outstanding Trust Units. In addition, there were 335,875 Exchangeable Shares of SHC issued and outstanding, which Exchangeable Shares are entitled to one vote per share at the Fund Meeting. To the best of the knowledge of the management of the Corporation, no persons beneficially own, directly or indirectly, Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units.

MATTERS TO BE CONSIDERED AT THE FUND MEETING

Capitalized terms used in this section and not otherwise defined herein shall have the meanings ascribed to such terms in the Trust Indenture.

FINANCIAL STATEMENTS

The consolidated financial statements of the Fund for the year ended December 31, 2005, together with the auditors' report thereon, will be presented at the Fund Meeting.

APPOINTMENT OF AUDITORS

It is proposed that the firm of KPMG LLP, Chartered Accountants, of Calgary, Alberta, be re-appointed as auditors of the Fund, to hold office until the next annual meeting of the Unitholders or until their successor is appointed and that the Trustee be authorized to fix the remuneration of the auditors. KPMG LLP have been the auditors of the Fund since its inception in 1996. The persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of a resolution to re-appoint KPMG LLP as auditors of the Fund and authorize the Trustee to fix their remuneration.

Pursuant to the terms of the SHC Unanimous Shareholder Agreement, the Unitholders will direct the Trustee as to the appointment of auditors of SHC. It is proposed that KPMG LLP be appointed auditors of SHC until the next annual meeting of SHC, and that the Board of Directors of SHC be authorized to fix the remuneration of the auditors.

Pursuant to the terms of the Corporation Unanimous Shareholder Agreement, the Unitholders will direct SHC as to the appointment of auditors of the Corporation. It is proposed that KPMG LLP be appointed auditors of the Corporation until the next annual meeting of the Corporation, and that the Board of Directors of the Corporation be authorized to fix the remuneration of the auditors.

The Unitholders will direct the Trustee as to the appointment of auditors of SLP. It is proposed that KPMG LLP be appointed auditors of SLP until the next annual meeting of SLP, and that the Board of Directors of SLP be authorized to fix the remuneration of the auditors.

A summary of the aggregate fees billed by KPMG LLP in each of the last two fiscal years is contained in the Fund's Annual Information Form for the year ended December 31, 2005 under the heading "Audit Committee".

INSTRUCTION TO TRUSTEE AS TO ELECTION OF DIRECTORS OF SHC, THE CORPORATION AND SLP

Pursuant to the terms of the SHC Unanimous Shareholder Agreement and the Corporation Unanimous Shareholder Agreement, the members of the Boards of Directors of SHC and the Corporation are to be selected by a vote of the Unitholders at the Fund Meeting. Pursuant to the Trust Indenture, the members of the Board of Directors of SLP are to be selected by a vote of the Unitholders at the Fund Meeting. Edward W. Best, Richard W. Clark, David M. Fitzpatrick, D. Grant Gunderson, Robert B. Hodgins, Arne R. Nielsen and Warren D. Steckley have been proposed as the Fund's nominees as directors of SHC and the Corporation. David M. Fitzpatrick, Arne R. Nielsen and Warren D. Steckley have been proposed as the Fund's nominees as directors of SLP.

At the Fund Meeting, the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies (i) to direct the Trustee, on behalf of the Fund, to vote the shares of SHC and to direct SHC to vote the shares of the Corporation in favour of the election, as directors of the SHC and the Corporation, of Edward W. Best, Richard W. Clark, David M. Fitzpatrick, D. Grant Gunderson, Robert B. Hodgins, Arne R. Nielsen and Warren D. Steckley, and (ii) to direct the Trustee, on behalf of the Fund, to vote the shares of SLP in favour of the election, as directors of SLP, of David M. Fitzpatrick, Arne R. Nielsen and Warren D. Steckley.

The following table sets forth information about each individual nominated for election as a director of SHC, the Corporation or SLP, as applicable:

Edward W. Best	Calgary, Alberta	Director since: April 22, 1996

Mr. Best is a retired businessman. Mr. Best worked at BP Canada Inc. for 30 years where he held various management and professional positions, including President of the Oil and Gas Division and director. Mr. Best was a professional geologist.

Mr. Best currently is also a director of TG World Energy Corp. (TSX Venture).

Mr. Best is the Chair of the Compensation Committee and a member of the Audit Committee and the Environmental, Corporate Governance and Reserve Review Committee. During 2005, Mr. Best attended 8 of 8 Board meetings and 9 of 9 Board committee meetings.

As at March 1, 2006, Mr. Best beneficially owned, directly or indirectly, or had control or direction over 35,500 Trust Units and 43,334 options to acquire Trust Units.

Richard W. Clark	Calgary, Alberta	Director since: June 20, 2005

Mr. Clark is a lawyer with Gowling Lafleur Henderson LLP. From July, 1996 to September, 2005, Mr. Clark was the Corporate Secretary of the Corporation.

Mr. Clark currently is also a director of the following public issuers: Platform Resources Inc. (TSX Venture); and Strike Petroleum Ltd. (TSX Venture).

Mr. Clark is a member of the Compensation Committee and the Environmental, Corporate Governance and Reserve Review Committee. During 2005, Mr. Clark attended 4 of 4 Board meetings and 2 of 2 Board committee meetings that occurred while he was a director.

As at March 1, 2006, Mr. Clark beneficially owned, directly or indirectly, or had control or direction over 6,375 Trust Units and 45,000 options to acquire Trust Units.

David M. Fitzpatrick	Calgary, Alberta	Director since: April 22, 1996

Mr. Fitzpatrick has been involved with the Fund since its formation in July, 1996 in the following capacities: President and Chief Executive Officer of the Corporation (October, 2001 to present); and President and Chief Operating Officer (July, 1996 to September, 2001). Mr. Fitzpatrick is a professional engineer.

Mr. Fitzpatrick currently is also a director of the following public issuers: Fairquest Energy Ltd. (TSX); Platform Resources Inc. (TSX Venture); and Strike Petroleum Ltd. (TSX Venture).

Although Mr. Fitzpatrick is not a member of any Board committees, he is invited to attend all meetings of the Board committees. During 2005, Mr. Fitzpatrick attended 8 of 8 Board meetings and 9 of 9 Board committee meetings.

As at March 1, 2006, Mr. Fitzpatrick beneficially owned, directly or indirectly, or had control or direction over 54,768 Trust Units and 408,333 options to acquire Trust Units. Mr. Fitzpatrick, through Kivacorp Petroleum Ltd., also owns 163,167 Exchangeable Shares (exchangeable as at March 1, 2006 into 239,948 Trust Units for no additional consideration), of which 151,549 are subject to escrow conditions with 50% releasable on each of October 9, 2006 and October 9, 2007.

D. Grant Gunderson	**Calgary, Alberta**	**Director since: April 22, 1996**

Mr. Gunderson is a retired businessman. From 1994 to 2003, Mr. Gunderson worked at Sayer Securities Limited where he directed corporate and asset evaluation activities, developed business plans and provided advice on financial reorganizations and mergers and acquisitions in the petroleum and natural gas industry. Mr. Gunderson has extensive experience in the resources sector with Mobil Oil Canada Ltd., Canadian Superior Oil Ltd. and Bowtex Energy (Canada) Corporation.

Mr. Gunderson currently is also a director (or equivalent) of Stoneham Drilling Trust (TSX).

Mr. Gunderson is the Chair of the Audit Committee and a member of the Compensation Committee and the Environmental, Corporate Governance and Reserve Review Committee. During 2005, Mr. Gunderson attended 7 of 8 Board meetings and 9 of 9 Board committee meetings.

As at March 1, 2006, Mr. Gunderson beneficially owned, directly or indirectly, or had control or direction over 29,000 Trust Units and 43,334 options to acquire Trust Units.

Robert B. Hodgins	**Calgary, Alberta**	**Director since: n/a**

Mr. Hodgins is a retired businessman. Mr. Hodgins is a Chartered Accountant and has been a senior financial executive with several senior Canadian issuers, including Pengrowth Energy Trust, Canadian Pacific Limited and TransCanada PipeLines Limited, during his 25 year career.

Mr. Hodgins currently is also a director (or equivalent) of the following public issuers: AltaGas Income Trust (TSX); Calpine Power Income Fund (TSX), Enerflex Systems Ltd. (TSX) and Fairborne Energy Trust (TSX).

As at March 1, 2006, Mr. Hodgins beneficially owned, directly or indirectly, or had control or direction over 3,000 Trust Units.

Arne R. Nielsen	**Calgary, Alberta**	**Director since: April 22, 1996**

Mr. Nielsen is a retired businessman. Mr. Nielsen has been involved with the Fund since its formation in July, 1996 in the following capacities: Chairman of the Board of the Corporation (July, 2003 to present), Executive Chairman of the Corporation (October, 2001 to July, 2003) and Chairman of the Board and Chief Executive Officer of the Corporation (July, 1996 to September, 2001). During his career, Mr. Nielsen held several senior executive positions with Mobil Oil Canada Ltd., including Chairman and Chief Executive Officer. Mr. Nielsen is a professional geologist.

Mr. Nielsen currently is also a director of the following public issuers: Softrock Minerals Ltd. (TSX Venture) and VAALCO Energy Inc. (American Stock Exchange).

Mr. Nielsen is a member of the Audit Committee, the Compensation Committee and the Environmental, Corporate Governance and Reserve Review Committee. During 2005, Mr. Nielsen attended 7 of 8 Board meetings and 9 of 9 Board committee meetings.

As at March 1, 2006, Mr. Nielsen beneficially owned, directly or indirectly, or had control or direction over 198,097 Trust Units and 95,000 options to acquire Trust Units. Mr. Nielsen, through Proximus Energy Corporation, also owns 172,708 Exchangeable Shares (exchangeable as at March 1, 2006 into 253,979 Trust Units for no additional consideration).

Warren D. Steckley	Calgary, Alberta	Director since: April 22, 1996

Mr. Steckley is currently President and Chief Operating Officer of Barnwell of Canada, Limited, an oil and gas company and a wholly-owned subsidiary of Barnwell Industries Inc., a public company which trades on the American Stock Exchange. Mr. Steckley is a professional engineer.

Mr. Steckley currently is also a director of the following public issuers: Prairie Schooner Ltd. (TSX) and Strike Petroleum Ltd. (TSX Venture).

Mr. Steckley is the Chair of the Environmental, Corporate Governance and Reserve Review Committee and a member of the Audit Committee and the Compensation Committee. During 2005, Mr. Steckley attended 8 of 8 Board meetings and 9 of 9 Board committee meetings.

As at March 1, 2006, Mr. Steckley beneficially owned, directly or indirectly, or had control or direction over 37,300 Trust Units and 43,334 options to acquire Trust Units.

AMENDMENT TO ROYALTY AGREEMENTS

The Fund receives royalties from (i) the Corporation pursuant to the terms of a royalty agreement dated July 31, 1996 and amended and restated as of September 6, 2005 between the Corporation and the Trustee, on behalf of the Fund (the "SEL Royalty Agreement"); and (ii) Shiningbank Limited Partnership pursuant to the terms of a royalty agreement dated March 8, 2004 between the Corporation, as the general partner of Shiningbank Limited Partnership, and the Trustee, on behalf of the Fund (the "SLP Royalty Agreement"). The SEL Royalty Agreement and the SLP Royalty Agreement are collectively referred to as the "Royalty Agreements". Pursuant to the terms of the Trust Indenture, certain types of amendments to the Royalty Agreements must be approved by the Unitholders.

As a result of recent amendments to the *Income Tax Act* (Canada) (the "Tax Act"), the Corporation completed a review of the Royalty Agreements and determined that two types of amendments are necessary. First, the Royalty Agreements need to be amended to ensure that they are compliant with the new definition of royalties that will be accorded "Canadian resource property" treatment under the Tax Act. This required the addition and amendment of various clauses.

Second, the Royalty Agreements are based on a template established when the Fund was created approximately ten years ago. Since then, experience with royalty trusts has caused an evolution of the clauses used in royalty agreements. Accordingly, a variety of other changes are needed to bring the Royalty Agreements into conformity with current industry practices. None of these changes materially affects the rights of the Fund or its Unitholders under the Royalty Agreements. Details of the proposed amendments to the Royalty Agreements are available by contacting the Corporate Secretary of the Corporation at (403) 268-7477.

Unitholders will be asked at the Fund Meeting to consider and, if deemed advisable, to approve, the following special resolutions to amend the Royalty Agreements (the "Royalty Agreement Resolution"):

"BE IT RESOLVED THAT:

(a) The Royalty Agreement dated as of July 31, 1996 and amended and restated as of May 16, 2006 between Shiningbank Energy Ltd. (the "Corporation") and Computershare Trust Company of Canada (the "Trustee"), as trustee of Shiningbank Energy Income Fund (the "Fund"), be and it is hereby approved;

(b) The Royalty Agreement dated as of March 8, 2004 and amended and restated as of May 16, 2006 between the Corporation, as general partner of Shiningbank Limited Partnership, and the Trustee, on behalf of the Fund, be and it is hereby approved; and

(c) Any Officer or Director of the Corporation be and is hereby authorized for and on behalf of the Corporation, in its own capacity and in its capacity as administrator of the Fund and general partner of Shiningbank Limited Partnership, to do all such

> things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

The Royalty Agreement Resolution will be passed if it is approved by not less than 66⅔% of the votes cast in respect thereof by or on behalf of the Unitholders present in person or represented by proxy at the Fund Meeting.

The Board of Directors of the Corporation has determined that amending the Royalty Agreements is in the best interests of the Fund and its Unitholders and unanimously recommends that Unitholders vote in favour of the Royalty Agreement Resolution.

At the Fund Meeting, the persons named in the enclosed Form of Proxy, *if not expressly directed to the contrary in such* Form of Proxy, will vote such proxies in favour of the Royalty Agreement Resolution.

CONTINUATION OF UNITHOLDERS' RIGHTS PLAN

At the Fund Meeting, Unitholders will be asked to reconfirm the Unitholders' rights plan (the "Rights Plan") of the Fund, the terms and conditions of which are set out in the Unitholders' Rights Plan Agreement (the "Rights Plan Agreement") among the Fund, the Corporation and Montreal Trust Company of Canada dated January 25, 2000, as amended. The Rights Plan was adopted by the Board of Directors of the Corporation on January 25, 2000, was ratified by the Unitholders at the Annual and Special Meeting held on May 9, 2000 and was reconfirmed by the Unitholders at the Annual and Special Meetings held on May 7, 2002 and May 12, 2004. On January 16, 2002, Montreal Trust Company of Canada assigned its rights, powers, duties and obligations under the Rights Plan Agreement to Computershare Trust Company of Canada. A description of the reasons for having a Rights Plan, as well as a summary of the principal terms of the Rights Plan, is set forth in Schedule "A" to this Information Circular.

The Corporation has reviewed the Rights Plan for conformity with current practices with respect to rights plan design and has determined that since May 2004, when the Rights Plan was last reconfirmed by the Unitholders, there have been no material changes to such rights plan design. On March 16, 2006, the Board of Directors of the Corporation resolved to continue the Rights Plan with minor amendments by approving a Unitholders' Rights Plan Agreement dated as of January 25, 2000 and amended and restated as of May 16, 2006 (the "2006 Rights Plan Agreement"). A copy of the 2006 Rights Plan Agreement is available by contacting the Corporate Secretary of the Corporation at (403) 268-7477.

The Rights Plan embodied in the 2006 Rights Plan Agreement is the same in all material respects as the prior Rights Plan apart from a change to the definition of Expiration Time to remove the concept of a fixed term for the Rights Plan and to lengthen the time period before the Rights Plan must be reconfirmed by Unitholders (increased from two years to three years to reflect current practices), which changes are discussed in Schedule "A" to this Information Circular under the heading "Description of the Rights Plan – Term".

Unitholders will be asked at the Fund Meeting to consider and, if deemed advisable, to approve, by simple majority of votes cast at the Fund Meeting, the following resolution (the "Rights Plan Resolution") to continue, ratify, confirm and approve the Rights Plan:

> "BE IT RESOLVED THAT:
>
> (a) The Unitholders' Rights Plan of Shiningbank Energy Income Fund (the "Fund") be continued and the Unitholders' Rights Plan Agreement (the "2006 Rights Plan Agreement") dated as of January 25, 2000 and amended and restated as of May 16, 2006 among the Fund, Shiningbank Energy Ltd. (the "Corporation") and Computershare Trust Company of Canada, as Rights Agent, be and it is hereby continued, ratified, confirmed and approved;
>
> (b) The making on or prior to May 16, 2006 of any revisions to the 2006 Rights Plan Agreement as may be required by any stock exchange or by professional commentators on shareholder rights plans to conform the 2006 Rights Plan Agreement to versions of shareholder rights plans prevalent for public reporting issuers in Canada, as may be approved by any two of the Chief Executive Officer, the Chief Financial Officer, any Vice President and the Corporate Secretary, is hereby approved;

(c) The 2006 Rights Plan Agreement, as amended in accordance with paragraph (b), is hereby ratified, confirmed and approved; and

(d) Any Officer or Director of the Corporation be and is hereby authorized for and on behalf of the Corporation, in its own capacity and in its capacity as administrator of the Fund, to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

The Board of Directors of the Corporation has determined that the Rights Plan is in the best interests of the Fund and its Unitholders and unanimously recommends that Unitholders vote in favour of the Rights Plan Resolution.

For the Rights Plan to continue in effect after the Fund Meeting, the Rights Plan Resolution must be passed by the Unitholders. If the Rights Plan Resolution is not passed, the Rights Plan will terminate.

At the Fund Meeting, the persons named in the enclosed Form of Proxy, if not expressly directed to the contrary in such Form of Proxy, will vote such proxies in favour of the Rights Plan Resolution.

OTHER BUSINESS

The Corporation knows of no amendment, variation or other matter to come before the Fund Meeting other than the matters referred to in the Notice of Meeting. If any other matter properly comes before the Fund Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

MATTERS TO BE CONSIDERED AT THE SHC SHAREHOLDER'S MEETING

APPOINTMENT OF AUDITORS

The Trustee, on behalf of the Fund, will vote the shares of SHC as directed by resolution of the Unitholders at the Fund Meeting, for the appointment of its auditors. KPMG LLP, Chartered Accountants, using their offices in Calgary, Alberta, have been proposed for re-appointment as auditors of the Corporation, to hold office until the next annual meeting thereof. KPMG LLP were first appointed auditors of SHC on August 22, 2002. See "Matters to be Considered at the Fund Meeting – Appointment of Auditors".

ELECTION OF DIRECTORS

The terms of the current directors of SHC expire at the end of the SHC Shareholder's Meeting. Pursuant to the terms of the SHC Unanimous Shareholder Agreement, the Trustee, on behalf of the Fund, will vote for the Board of Directors of SHC pursuant to the instructions of the Unitholders. The Unitholders will direct the Trustee, on behalf of the Fund, how to vote with respect to the seven nominees: Edward W. Best, Richard W. Clark, David M. Fitzpatrick, D. Grant Gunderson, Robert B. Hodgins, Arne R. Nielsen and Warren D. Steckley as directors of SHC. See "Matters to be Considered at the Fund Meeting – Instruction to Trustee as to Election of Directors of SHC, the Corporation and SLP".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the SHC Shareholder's Meeting other than the matters referred to in the Notice of Meeting for the SHC Shareholder's Meeting.

MATTERS TO BE CONSIDERED AT THE CORPORATION SHAREHOLDER'S MEETING

APPOINTMENT OF AUDITORS

SHC will vote the shares of the Corporation as directed by resolution of the Unitholders at the Fund Meeting, for the appointment of its auditors. KPMG LLP, Chartered Accountants, using their offices in Calgary, Alberta, have been proposed for re-appointment as auditors of the Corporation, to hold office until the next annual meeting thereof. KPMG LLP were first appointed auditors of the Corporation on April 22, 1996. See "Matters to be Considered at the Fund Meeting – Appointment of Auditors".

ELECTION OF DIRECTORS

The terms of the current directors of the Corporation expire at the end of the Corporation Shareholder's Meeting. Pursuant to the terms of the Corporation Unanimous Shareholder Agreement, SHC will vote for the Board of Directors of the Corporation pursuant to the instructions of the Unitholders. The Unitholders will direct SHC how to vote with respect to the seven nominees: Edward W. Best, Richard W. Clark, David M. Fitzpatrick, D. Grant Gunderson, Robert B. Hodgins, Arne R. Nielsen and Warren D. Steckley as directors of the Corporation. See "Matters to be Considered at the Fund Meeting - Instruction to Trustee as to Election of Directors of SHC, the Corporation and SLP".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the Corporation Shareholder's Meeting other than the matters referred to in the Notice of Meeting for the Corporation Shareholder's Meeting.

MATTERS TO BE CONSIDERED AT THE SLP SHAREHOLDER'S MEETING

APPOINTMENT OF AUDITORS

The Trustee, on behalf of the Fund, will vote the shares of SLP as directed by resolution of the Unitholders at the Fund Meeting, for the appointment of its auditors. KPMG LLP, Chartered Accountants, using their offices in Calgary, Alberta, have been proposed for re-appointment as auditors of SLP, to hold office until the next annual meeting thereof. KPMG LLP were first appointed as auditors of SLP on May 10, 2005. See "Matters to be Considered at the Fund Meeting – Appointment of Auditors".

ELECTION OF DIRECTORS

The terms of the current directors of SLP expire at the end of the SLP Shareholder's Meeting. The Trustee, on behalf of the Fund will vote for the Board of Directors of SLP pursuant to the instructions of the Unitholders. The Unitholders will direct the Fund how to vote with respect to the three nominees: David M. Fitzpatrick, Arne R. Nielsen and Warren D. Steckley as directors of the Corporation. See "Matters to be Considered at the Fund Meeting - Instruction to Trustee as to Election of Directors of SHC, the Corporation and SLP".

OTHER MATTERS

The Corporation knows of no amendment, variation or other matter to come before the SLP Shareholder's Meeting other than the matters referred to in the Notice of Meeting for the SLP Shareholder's Meeting.

EXECUTIVE COMPENSATION

COMPENSATION OF THE DIRECTORS AND OFFICERS OF SHC AND SLP

The officers and directors of both SHC and SLP do not receive compensation of any kind for their positions as officers or directors of such companies.

COMPENSATION OF DIRECTORS OF THE CORPORATION

The Board of Directors of the Corporation, through its Compensation Committee, is responsible for the development and implementation of a compensation plan for the independent directors of the Corporation. No compensation is paid to a member of the Board of Directors who is also a member of management.

The main objectives of the compensation plan are: (a) to attract and retain the services of the most qualified individuals; (b) to compensate the directors in a manner that is commensurate with the risks and responsibilities assumed in board and committee membership and is competitive with other comparable public issuers; and (c) to align the interests of the directors with the Unitholders. To meet and maintain these objectives, the Compensation Committee periodically performs a review of the compensation plan, making any changes it deems necessary.

The following table sets forth the retainers and fees that were paid by the Corporation to the independent directors during the year ended December 31, 2005. In addition, directors were reimbursed for any expenses incurred to attend a board or committee meeting.

Compensation Element		Amount
Board Retainer – Annual	$	15,000
Additional Chair of Board Retainer – Annual	$	10,000
Additional Board Committee Chair Retainer – Annual:		
Audit	$	5,000
Compensation	$	2,500
Environmental, Corporate Governance and Reserve Review	$	2,500
Meeting Attendance Fee[(1)(2)]	$	1,000

Notes:

(1) The Chairman of the Board is paid a meeting attendance fee of $1,500.

(2) Meeting attendance fees are paid for each Board or Committee meeting attended, provided that only one meeting attendance fee is paid where more than one meeting is held on the same day. Meeting attendance fees are not paid for teleconference meetings.

During the year ended December 31, 2005, the Corporation paid an aggregate of $143,000 to the independent directors as compensation for their services as directors of the Corporation. The amount paid to each independent director during the year ended December 31, 2005 was as follows: Edward W. Best ($29,500); Richard W. Clark ($11,500); D. Grant Gunderson ($31,000); Arne R. Nielsen ($41,500); and Warren D. Steckley ($29,500).

Each member of the Board of Directors of the Corporation is eligible to receive options to purchase Trust Units ("Unit Options") under the Trust Unit Rights Incentive Plan of the Fund adopted and approved by the Board of Directors and the Unitholders on May 8, 2001, as amended from time to time (the "Option Plan"). The following table sets out the number of Unit Options granted to the Chairman of the Board and the independent directors, along with the number of Unit Options held as at March 1, 2006. All Unit Options vest over a period of three years, with the Unit Options first becoming exercisable one year from the date of grant. The Unit Options granted to members of the Board of Directors who are members of management are discussed under the heading "Summary of Executive Compensation".

Holder	Date of Grant	Total Options Granted	Grant Price ($/Security)	Exercise Price at March 1, 2006[(3)] ($/Security)	Expiry Date	Options Outstanding as at March 1, 2006[(4)]
Chairman of the Board[(1)]	July 1, 2001	50,000	$17.25	n/a	June 30, 2011	nil
	January 1, 2002	70,000	$13.97	n/a	December 31, 2011	nil
	January 1, 2003	90,000	$15.15	$10.63	December 31, 2012	30,000
	January 1, 2004	20,000	$18.64	$15.49	December 31, 2013	20,000
	January 1, 2005	25,000	$21.49	$19.69	December 31, 2014	25,000
	January 1, 2006	20,000	$29.15	$28.81	December 31, 2015	20,000
Independent Directors[(2)]	July 1, 2001	150,000	$17.25	n/a	June 30, 2011	nil
	January 1, 2002	60,000	$13.97	n/a	December 31, 2011	nil
	January 1, 2003	60,000	$15.15	n/a	December 31, 2012	nil
	January 1, 2004	60,000	$18.64	$15.49	December 31, 2013	20,001
	January 1, 2005	75,000	$21.49	$19.69	December 31, 2014	50,001
	June 20, 2005	25,000	$21.65	$20.41	June 20, 2015	25,000
	January 1, 2006	80,000	$29.15	$28.81	December 31, 2015	80,000

Notes:

(1) Arne R. Nielsen, the Chairman of the Board of Directors, was the Executive Chairman of the Board, and a salaried employee, of the Corporation (and prior to October 9, 2002, of the manager of the Fund) until July 31, 2003.

(2) Amounts shown reflect the Unit Options granted to all independent directors, other than the Chairman of the Board. Each of the independent directors receives an equal number of Unit Options when granted.

(3) The actual exercise price of these Unit Options reduces as distributions are paid on the Trust Units. For more information on the reducing exercise price of these Unit Options refer to "Executive Compensation - Summary of Executive Compensation - Unit Options".

(4) Since the inception of the Option Plan in 2001, the independent directors have exercised 334,998 Unit Options and the Chairman of the Board has exercised 180,000 Unit Options. All Unit Options are subject to three year vesting periods.

Richard W. Clark is a director of the Corporation and a partner at the law firm of Gowling Lafleur Henderson LLP, which receives fees for the provision of legal services to the Corporation.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Corporation's Board of Directors has appointed a compensation committee (the "Compensation Committee") whose mandate includes compensation awards, issues and policies, and evaluation of executive performance. The Compensation Committee is comprised of five unrelated directors, Edward W. Best, Richard W. Clark, D. Grant Gunderson, Arne R. Nielsen and Warren D. Steckley, and is chaired by Mr. Best. Mr. Clark was the Corporate Secretary of the Corporation from July, 1996 to September, 2005.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee, whose members are appointed by and from the Board of Directors, convenes at least once a year to assess executive management, review proposals for compensation for all executive officers and conduct an independent evaluation of compensation for current management. The Compensation Committee submits its recommendations to the Board of Directors. The Compensation Committee has the goal of achieving an effective compensation structure that aligns the interests of management with that of the Unitholders.

The Corporation's policy is to provide a compensation package that will attract and retain qualified executive officers and at the same time link incentives to short and long term corporate and Trust Unit performance. Currently, the compensation program for executive officers of the Corporation is comprised of salary, benefits, Unit Options and a bonus plan.

The following are the components of executive compensation at the Corporation. Although each of the following components have different objectives, each are considered by the Compensation Committee to be equally important and each must be competitive within the Fund's peer group.

Base Salary and Benefits

Base salaries and benefits for executive officers are determined by the Compensation Committee on the basis of position held and related responsibilities and functions performed, having regard to base salary and benefit ranges for similar positions in the Corporation's comparative group. The Compensation Committee also utilizes an independent annual industry survey containing comparative data for a peer group of oil and gas royalty trusts and similarly sized oil and gas exploration and production companies. Compensation levels are to approximate the median level of the survey but individual, executive group and Fund performance are also considered by the Compensation Committee in assessing compensation.

Bonus Plan

The purpose of the bonus plan is to relate a component of compensation directly to the annual results of the Fund and performance of the individual and executive group. The bonus plan was created by the Board of Directors upon the recommendation of the Compensation Committee. Bonus awards are determined by considering the Corporation's growth, financial and operating factors such as cash flow, operating and general and administrative costs and netbacks, all considered on a per boe basis. None of these factors is given a specific weight in determining the bonuses awarded under the bonus plan. The Compensation Committee compares the Fund's results with comparative data for a peer group of oil and gas royalty trusts in order to remove non-controllable external factors such as royalty rates and commodity prices. The Board of Directors has retained complete discretion in the awarding of bonuses and utilizes independently collected comparative data.

Unit Options

Unit Options are granted as a long-term incentive. The Compensation Committee, in determining the number of Unit Options to be granted, will consider the number and terms of Unit Options held, the responsibilities and functions of the executive officer, the officer's individual and group performance and the overall performance of the Fund over a period of recent years. A wide range of performance factors such as unit price, distributions per Trust Unit, annual and multi-year yields, net asset value per Trust Unit, finding, development and acquisition costs per barrel, recycle ratio and internal rate of return are considered.

Compensation of the Chief Executive Officer

The factors considered by the Compensation Committee in determining total compensation for the CEO, as well as the manner in which these factors are reviewed, are similar to those used in determining total compensation for the other executives of the Corporation. However, in the case of the CEO, more weight is given to the overall performance of the Fund, as well as the CEO's performance in such areas as leadership, communications skills and strategic vision.

The foregoing report is respectfully submitted to the Unitholders by the Compensation Committee.

Edward W. Best (Chair)
Richard W. Clark
D. Grant Gunderson
Arne R. Nielsen
Warren D. Steckley

SUMMARY OF EXECUTIVE COMPENSATION

The following table sets forth the annual, long-term and other compensation paid or granted by the Corporation for the financial years ended December 31, 2003, 2004 and 2005 to the Chief Executive Officer, the Chief Financial Officer and the other executive officers whose total salary and bonus exceeded $150,000 in the most recently completed financial year.

		Annual Compensation			Awards		Payouts	
Name & Principal Position	**Year**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)(1)**	**Securities Under Options Granted (#)**	**Shares or Units Subject to Resale Restrictions ($)**	**LTIP Payouts ($)**	**All Other Compensation ($)(3)**
David M. Fitzpatrick	2005	275,000	220,000	Nil	125,000	Nil	Nil	17,536
President and CEO	2004	250,000	200,000	Nil	100,000	Nil	Nil	18,338
	2003	212,500	Nil	Nil	90,000	Nil	Nil	13,328
Bruce K. Gibson	2005	210,000	175,000	Nil	70,000	Nil	Nil	13,653
Vice President, Finance	2004	170,000	150,000	Nil	60,000	Nil	Nil	12,809
and CFO	2003	149,500	90,000(2)	Nil	60,000	Nil	Nil	9,637
Gregory D. Moore	2005	190,000	145,000	Nil	70,000	Nil	Nil	12,413
Vice President,	2004	170,000	115,000	Nil	60,000	Nil	Nil	12,783
Operations and COO	2003	149,500	90,000(2)	Nil	60,000	Nil	Nil	9,582
Terry P. Prokopy	2005	185,000	120,000	Nil	70,000	Nil	Nil	12,032
Vice President, Land	2004	170,000	115,000	Nil	60,000	Nil	Nil	12,640
	2003	149,500	90,000(2)	Nil	60,000	Nil	Nil	9,358

Notes:

(1) Except as disclosed in the table, perquisites and other personal benefits are less than $50,000 and 10% of the total annual salary and bonus for any of the named executive officers.

(2) Out of this bonus amount, $25,000 was paid by the issuance of 1,599 Trust Units to each of executive officers at a deemed issue price of $15.63 per Trust Unit.

(3) Includes the annual contributions by the Corporation in accordance with the employee savings plan and the insurance premium paid by the Corporation with respect to term life insurance for the benefit of the executive officers. See "Employee Savings Plan".

UNIT OPTIONS

The purpose of the Option Plan is to encourage ownership of Trust Units, to maintain a direct link between compensation and performance and to retain and motivate directors, officers, employees and consultants to optimize the Fund's long-term financial success.

The Option Plan reserves a maximum of 3,995,692 Trust Units for issuance upon the exercise of Unit Options. From July 1, 2001 (being the inception date of the Option Plan) to March 1, 2006, an aggregate of 1,241,795 Trust Units have been issued upon the exercise of Unit Options. As a result, 2,753,897 Trust Units remain reserved for issuance under the Option Plan as at March 1, 2006, which represents 4.0% of the Fund's issued and outstanding Trust Units. As at March 1, 2006, 2,616,502 Unit Options were outstanding, which represent 3.8% of the Fund's issued and outstanding Trust Units. The Fund has capacity under the Option Plan to grant an additional 137,395 Unit Options in the future.

Listed below is a summary of the principal terms of the Option Plan:

Limitation on Trust Units Reserved: The Option Plan reserves a maximum of 3,995,692 Trust Units for issuance upon the exercise of Unit Options, provided that the number of Trust Units reserved under the Option Plan shall not at any time exceed 7.5% of the aggregate number of issued and outstanding Trust Units unless otherwise approved by the Toronto Stock Exchange (the "TSX") and the Unitholders.

Eligible Participants: The directors, officers, employees and other service providers of the Corporation are eligible to participate in the Option Plan.

Limitation on Individual Grants: The aggregate number of Unit Options granted to any single participant under the Option Plan shall not exceed 5% of the issued and outstanding Trust Units of the Fund.

Option Term: The term of all Unit Options granted under the Option Plan shall not exceed ten years.

Vesting Provisions: Under the terms of the Option Plan, one-third of the Unit Options granted to each optionee may be exercised commencing after the first anniversary of the date of grant and an additional one-third become exercisable upon each of the following two anniversaries of the date of grant. However, these vesting provisions will be accelerated upon a change of control (as defined in the Option Plan).

Exercise Price at Time of Grant: The exercise price of Unit Options will be equal to the closing price of the Trust Units on the TSX on the day preceding the date of grant.

Adjustment of Exercise Price: Under the terms of the Option Plan, the exercise price of each Unit Option is reduced monthly pursuant to a formula. This formula provides that the exercise price of each Unit Option is reduced monthly by the aggregate amount of any decreases in the daily closing prices on the TSX of the Trust Units from the date prior to the date the Trust Units first trade "ex-distribution" (the "Ex-Distribution Date") of the monthly distribution amount thereon to the date that is prior to the next Ex-Distribution Date that is in excess of 0.83333% of the Fund's consolidated net fixed assets (the "Monthly Return Amount"); provided however that such monthly decrease in the exercise price will not exceed the amount of that month's per Trust Unit distribution amount that exceeds the Monthly Return Amount (the "Excess Monthly Return"). In addition, any amount by which the aggregate of the monthly reduction in the exercise price is less than the Excess Monthly Return for that month can be carried over to future months to permit the exercise price to be reduced further by that amount.

Termination: Upon the cessation of a participant's services to the Corporation (including services as a member of the Board of Directors of the Corporation) for any reason whatsoever (other than death), any unvested Unit Options terminate immediately and such participant will have the shorter of 60 days from the date of such cessation and the end of the option term to exercise all vested Unit Options, after which time such unexercised Unit Options will terminate; provided, however, that upon termination for cause, all Unit Options, whether vested or unvested, may, at the discretion of the Board of Directors, be terminated immediately. Upon cessation of services by reason of death, the executor or personal representative shall be entitled to exercise all vested Unit Options of the deceased for a period commencing on the date of death and ending on the date which is the shorter of six months and the end of the option term.

Assignment: Unit Options may not be transferred or assigned.

Financial Assistance: No financial assistance will be provided by the Fund or any of its affiliates to participants under the Option Plan to facilitate the exercise of Unit Options.

Amendment: The Option Plan may be amended, modified or terminated by the Board of Directors with the approval of the TSX, and any Unitholder approvals required by the TSX.

The following table summarizes information about outstanding Unit Options as at March 1, 2006:

	Outstanding Unit Options			Exercisable Unit Options	
Range of Exercise Prices	Number Outstanding at March 1, 2006	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at March 1, 2006	Weighted Average Exercise Price
$8.75 to $15.99	905,501	6.9	$12.97	735,501	$12.43
$16.00 to $20.99	800,001	8.8	19.47	215,001	19.47
$21.00 to $28.99	911,000	9.8	28.43	-	-
Total	2,616,502	8.5	$20.34	950,502	$14.02

Unit Options Granted During the Most Recently Completed Financial Year

The following table indicates the Unit Options granted to the named executive officers of the Corporation during the financial year ended December 31, 2005. Also see "Unit Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values" for details on further Unit Options granted on January 1, 2006.

Name	Securities Under Unit Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price at Date of Grant ($/Security)	Market Value of Securities Underlying Unit Options at Date of Grant ($/Security)	Expiration Date (mm/dd/yyyy)
David M. Fitzpatrick	125,000	15%	$21.49	$21.49	12/31/2014
Bruce K. Gibson	70,000	8%	$21.49	$21.49	12/31/2014
Gregory D. Moore	70,000	8%	$21.49	$21.49	12/31/2014
Terry P. Prokopy	70,000	8%	$21.49	$21.49	12/31/2014

Unit Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table indicates Unit Option exercises by the named executive officers of the Corporation during the financial year ended December 31, 2005 and the year end values of the Unit Options held by those persons as at December 31, 2005.

Name[(1)]	Trust Units Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Unit Options at December 31, 2005 Exercisable/Unexercisable (#)	Value of Unexercised in the money Unit Options at December 31, 2005[(2)] Exercisable/Unexercisable ($)
David M. Fitzpatrick	36,900	367,501	86,666 / 221,667	1,441,222 / 2,531,288
Bruce K. Gibson	71,667	836,775	110,000 / 130,000	1,786,300 / 1,510,100
Gregory D. Moore	31,667	463,522	66,667 / 130,000	1,114,740 / 1,510,100
Terry P. Prokopy	16,667	206,508	185,000 / 130,000	3,098,450 / 1,510,100

Notes:

(1) On January 1, 2006, a further 100,000 Unit Options were granted to David Fitzpatrick and a further 70,000 Unit Options were granted to each of Bruce Gibson and Gregory Moore, all at a grant price of $29.15 per Trust Unit.

(2) The value of unexercised Unit Options at December 31, 2005 was based on a closing price per Trust Unit on the TSX on December 31, 2005 of $29.15.

EMPLOYMENT AGREEMENTS

Employment agreements have been entered into with each of Messrs. Fitzpatrick, Gibson, Moore and Prokopy. Upon a change of control (as defined in the applicable employment agreement), then within 30 days of the earlier of: (i) the date that the

executive officer has been terminated without cause; (ii) the date of resignation by the executive officer (which must occur within six months of the change of control); or (iii) in the case of Mr. Fitzpatrick, the date the Administrative Services Agreement (as defined below) is terminated, the Corporation will be responsible for a lump sum payment to the executive officer of 36 months of salary in the case of Mr. Fitzpatrick and 18 months salary in the case of the Messrs. Gibson, Moore and Prokopy, plus benefits applicable at time of termination.

In the event that a change of control as defined in the applicable employment agreement does not result in a change of control as defined in the Option Plan, the executive shall elect to either (i) exercise all of the unexercised outstanding Unit Options held by the executive, whether or not such Unit Options have vested, and receive Trust Units upon payment of the exercise price, or (ii) receive a further lump sum payment equal to the 'in-the-money' value of all unexercised Unit Options held at that time, whether or not such Unit Options have vested, and upon the payment of such amount, the executive shall consent to the termination of all such Unit Options.

In addition, if the Corporation terminates any executive officer without cause, the Corporation will be responsible for a lump sum payment equal to, in the case of Mr. Fitzpatrick, 36 months salary and any earned portion of the bonus, and in the case of Messrs. Gibson, Moore and Prokopy, 18 months salary, and such lump sum payment shall include benefits applicable at time of termination.

REIMBURSEMENT OF THE CORPORATION BY THE FUND - ADMINISTRATIVE EXPENSES

Pursuant to an administrative services agreement (the "Administrative Services Agreement") entered into by the Corporation and the Trustee, on behalf of the Fund, dated October 9, 2002, the Corporation is entitled to reimbursement from the Fund for administrative expenses. Such payment is not intended to provide the Corporation, directly or indirectly, with any financial gain or loss and the Corporation has agreed that such payment will be made only to the extent necessary to reimburse the Corporation for actual costs incurred, including carrying costs until payment. Costs and expenses incurred by the Corporation for the benefit of the Trustee or the Fund and others shall be prorated in a reasonable manner and shall be subject to reimbursement only to the extent such costs and expenses can reasonably be attributed to the services provided under the Administrative Services Agreement.

Administrative expenses are defined in the Administrative Services Agreement as the amount in aggregate representing all expenditures and costs incurred by the Corporation in the management and administration of the Fund, including: (i) reasonable costs and expenses solely and exclusively relating to the Fund which are paid to third parties by the Corporation; and (ii) reasonable costs and expenses incurred by the Corporation to the extent such costs and expenses are reasonably identifiable as being incurred specifically for the Fund including, without limitation, auditing, accounting, bookkeeping, legal, land administration, engineering, travel, telephone, data processing, reporting, executive and management time, salaries and bonuses incurred in providing services provided under the Administrative Services Agreement.

The Administration Services Agreement may be terminated by the Trustee upon the earlier of three months from the date of such notice and the date on which a satisfactory replacement administrator is appointed in compliance with the terms of the Trust Indenture.

Upon the effective date of termination, the Corporation shall: (i) pay to or to the order of the Fund, as the case may be, all monies collected and held for it pursuant to the Administrative Services Agreement, after deducting any amounts incurred to which it is then entitled; and (ii) deliver to or to the order of the Fund a complete report including a statement showing all payments collected by it, and a statement of all monies held by it pursuant to the Administrative Services Agreement during the period following the date of the last audited statement furnished to the Fund pursuant to the Administrative Services Agreement and prior to the effective date of termination and should an auditors' report for this period be requested, the expense of such a report will be borne by the Fund.

EMPLOYEE SAVINGS PLAN

Effective January 1, 2001, the Corporation established an Employee Savings Plan (the "ESP") to assist employees in meeting long term savings goals through the acquisition of Trust Units of the Fund and other professionally managed investment funds and to encourage its employees to have a direct investment in the Fund. Under the ESP, employees may contribute as much of their semi-monthly pay period earnings to the ESP as they wish, subject to a minimum contribution of 2% per pay period. The Corporation contributes an amount equal to the amount contributed by the employee to a maximum of 6% of the employee's semi-monthly pay period earnings. The Corporation's contributions accumulate and are directly deposited into the employee's account on a monthly basis. Once deposited, the contributions vest immediately in favour of the employee even if his or her employment with the Corporation ends thereafter. All contributions under the ESP are contributed to the employees' respective self-directed RRSP accounts or non-RRSP accounts. The contributions made under the ESP by the Corporation are used to

purchase Trust Units of the Fund in the secondary market through the facilities of the TSX. All commissions payable respecting the purchase of Trust Units are paid by the Corporation. Employees are responsible for commissions payable in connection with the sale of their Trust Units or other securities held under the ESP.

TRUST PERFORMANCE GRAPH

The following graph and table compare Shiningbank's five-year cumulative unitholder return (assuming reinvestment of distributions) for $100 invested in the Trust Units of Shiningbank on December 31, 2000 with the cumulative total return of the S&P/TSX Composite Index (assuming reinvestment of dividends) for the five most recently completed financial years.


350
300
250
200
150
100
50
0
2000
2001
2002
2003
2004
2005
Shiningbank
S&P/TSX Composite Index

	December 2000	December 2001	December 2002	December 2003	December 2004	December 2005
Shiningbank	100	104	128	174	221	302
S&P/TSX Composite Index	100	87	77	97	111	138

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table details all compensation plans under which equity securities of the Fund are authorized for issuance as of December 31, 2005.

Plan Category	Number of Trust Units to be issued upon exercise of outstanding Unit Options, Warrants and Rights	Weighted-Average Exercise Price of outstanding Unit Options, Warrants and Rights	Number of Trust Units remaining available for future issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders(1)	1,855,000	$16.74	993,395
Equity Compensation Plans Not Approved by Securityholders	N/A	N/A	N/A
TOTAL	1,855,000	$16.74	993,395

Note:

(1) See "Executive Compensation – Unit Options".

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the inception of the Fund, no directors or officers of the Corporation, nor any associate or affiliate of any of them, have been indebted to the Fund or the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Information Circular, management of the Corporation is not aware of any material interest of any informed person, director, proposed director or officer of the Corporation, SHC or SLP, any shareholder of the Corporation, SHC or SLP who beneficially owns more than 10% of the common shares of any such corporation, any Unitholder who beneficially owns more than 10% of the Trust Units, or any known associate or affiliate of these persons, in any transaction since the commencement of the last fiscal year of the Fund or in any proposed transaction that has materially affected or would materially affect the Fund or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Fund is accessible on the SEDAR website at www.sedar.com. The Fund has a current Annual Information Form ("AIF") filed with the securities commissions of all the provinces of Canada pursuant to National Instrument 51-102 *Continuous Disclosure Obligations*. Financial information is provided in the Fund's comparative financial statements and management's discussion and analysis ("MD&A") for its most recently completed financial year. The following documents will be provided to any Unitholder upon request to the Corporate Secretary of the Corporation at (403) 268-7477:

1. A copy of the AIF of the Fund, together with one copy of any document or the pertinent pages of any document, incorporated by reference in the AIF; and

2. A copy of the comparative financial statements of the Fund for its most recently completed financial year together with the accompanying report of the auditors and one copy of any interim financial statements of the Fund subsequent to the financial statements for its most recently completed financial year, together with the applicable MD&A.

Such documents are also accessible on the Fund's website at www.shiningbank.com.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board of Directors of the Corporation (the "Board"), the members of which are elected by and are accountable to the Unitholders, and takes into account the role of the individual members of management who are appointed by the Board and who are in charge of the day-to-day management of the Corporation.

The Board is committed to sound corporate governance practices which are both in the interest of the Unitholders and contribute to effective and efficient decision making. Corporate governance practices continue to evolve and change. The Board, primarily through the Environmental, Corporate Governance and Reserve Review Committee, continually evaluates developments in the area of corporate governance and, where appropriate, implements changes to improve the Corporation's governance practices. The Board is of the view that the Corporation's approach to corporate governance is appropriate for its size and resources.

On June 30, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 *Disclosure of Corporate Governance Practices* (the "Governance Instrument") and National Policy 58-201 *Corporate Governance Guidelines* (the "Governance Policy"). The Governance Instrument and the Governance Policy replaced the TSX's guidelines for effective corporate governance which had been in effect since 1995.

The Governance Instrument requires issuers to disclose those corporate governance practices that it has adopted. The Governance Policy contains guidelines that issuers are encouraged to consider in developing their own corporate governance practices.

Listed below is a description of the Corporation's approach to corporate governance:

Board of Directors

The Board is presently composed of six members, five of whom are considered independent. The independent directors are Messrs. Best, Clark, Gunderson, Nielsen and Steckley. Mr. Fitzpatrick, the President and Chief Executive Officer of the Corporation, is not independent.

The directors of the Corporation serve as directors of other public issuers. The names of such issuers are contained in the biographical description of each director under "Instruction to Trustee as to Election of Directors of SHC, the Corporation and SLP".

At each meeting of the Board, an opportunity is provided for the independent members to meet independently of the non-independent members and members of management (commonly referred to as an "in camera session"). In addition, the Board committees are provided with an opportunity to hold an in camera session at each meeting. During the year ended December 31, 2005, a total of four in camera sessions were held by the Board and the Board committees.

The Chairman of the Board is Arne R. Nielsen. Mr. Nielsen is an independent director. The responsibilities of the Chairman of the Board include managing the affairs of the Board, including ensuring the Board is organized properly, functions effectively and meets its obligations and responsibilities, facilitating the functioning of the Board independent of management and contributing to the development of the strategic plan of the Corporation.

During the year ended December 31, 2005, the Board held eight meetings and the Board Committees held nine meetings. The attendance record of each director is contained in the biographical description of each director under "Instruction to Trustee as to Election of Directors of SHC, the Corporation and SLP".

Board Mandate

The Board is responsible for the stewardship of the Corporation and is responsible for the governance and management of the Corporation's affairs. The Board delineates its roles and responsibilities to each Board committee in written Terms of Reference that are approved by the Board.

The Board has established procedures with regard to the approval of material transactions, the delegation of authority and the execution of documents as part of its organizational structure. Any responsibility which is not delegated to management or a Board committee remains with the full Board.

Position Descriptions

The Board does not currently have written position descriptions for the Chairman of the Board and the chair of each Board committee. As the Chairman of the Board has significant senior executive experience and has been in this role since the formation of the Fund in 1996, the Board does not believe that a written position description is necessary.

As each Board committee has written Terms of Reference that are approved by the Board, the Board does not feel that written position descriptions for the chair of each Board committee are necessary.

The Board is actively involved in discussing, establishing and approving the strategic plan of the Corporation. The principal responsibility of the Chief Executive Officer is to execute the strategic plan. The Board communicates its expectations to the Chief Executive Officer directly and monitors his performance.

Orientation and Continuing Education

As all of the current directors have been involved with the Corporation since inception, the Board has not had a need to develop an orientation program for new directors. If a new director is appointed in the future, it is expected that she/he would meet with the Chairman of the Board and each member of senior management to learn about the Corporation's operations, activities and governance structure and the responsibilities of a director.

The Board takes the following measures to provide continuing education for its members: (a) presentations by management and/or external service providers on changes affecting the Corporation or their duties and responsibilities are made at Board and Board committee meetings; (b) the provision of various publications by management; and (c) periodic tours of field operations. In addition, the Corporation will pay the cost for a director to attend a continuing education seminar provided the prior approval of the Environmental, Corporate Governance and Reserve Review Committee has been obtained.

Ethical Business Conduct

The Board has adopted a written code of conduct for the directors, officers, employees and consultants of the Corporation. On an annual basis the President of the Corporation sends a memo to all directors, officers, employees, consultants and contract field operators of the Corporation reminding them of the requirement to comply with the terms of the code of conduct at all times. A copy of the code of conduct is available by contacting the Corporate Secretary of the Corporation at (403) 268-7477.

The by-laws of the Corporation require that any director or officer who has a material interest in a transaction or agreement with the Corporation declare their conflict of interest at the time and in the manner provided in the *Business Corporations Act* (Alberta). Any such transaction or agreement shall be referred to the Board or the shareholders for approval even if such transaction or agreement is one that in the ordinary course of the Corporation's business would not require approval by the Board or shareholders. The director with the interest in the transaction or agreement may be excused from any discussion of such matter and shall abstain from voting on any resolution related to such matter.

Nomination of Directors

The Environmental, Corporate Governance and Reserve Review Committee, which is composed entirely of independent directors, is responsible for identifying individuals qualified to become new board members and recommending to the Board the new director nominees for appointment or election at the next annual meeting of unitholders.

This committee has written Terms of Reference that clearly establish the committee's purpose, responsibilities, membership qualification, appointment and removal, structure and operations, and manner of reporting to the Board.

In making its recommendations respecting the nomination of a director, the committee considers, among other factors, the competencies and skills the Board considers necessary to possess as a whole, the competencies and skills the Board considers each existing director to possess and the competencies and skills each new nominee will bring to the boardroom. The committee also considers whether or not each new nominee can devote sufficient time and resources to his or her duties as a board member.

Compensation

The Compensation Committee, which is composed entirely of independent directors, is responsible for reviewing and making recommendations to the Board regarding: (a) executive compensation policies, practices and overall philosophy; (b) the compensation of the Corporation's directors and executive officers; (c) the granting of long-term incentive compensation; (d) the evaluation of corporate and individual executive officer performance from the previous year and longer-term results; (e) the overall level and type of compensation for staff; and (f) the executive compensation disclosure contained in the Fund's information circular.

In establishing the compensation of the directors, the committee considers the commitment and knowledge required of the directors and the compensation paid by a peer group of oil and gas royalty trusts to their directors. For information regarding the compensation program for the Corporation's directors, see "Executive Compensation – Compensation of Directors of the Corporation".

With respect to establishing the compensation of the Corporation's employees (including its executive officers), the Corporation participates in annual surveys of salary, benefits and other incentive programs of a peer group of oil and gas royalty trusts and similarly sized oil and gas exploration companies in Canada conducted by Mercer and Towers Perrin, independent compensation consultants. For further information regarding the compensation program for the Corporation's executive officers, see "Executive Compensation – Report on Executive Compensation".

Except for participation in annual industry compensation surveys, neither the Compensation Committee nor the Corporation engaged a compensation consultant or advisor during the year ended December 31, 2005.

Other Board Committees

The Board has formed three committees: Audit; Compensation; and Environmental, Corporate Governance and Reserve Review.

Information relating to the Audit Committee, including a copy of its Terms of Reference, is contained in the Fund's AIF for the year ended December 31, 2005 under the heading "Audit Committee".

In addition to its responsibilities for nominating new directors, the mandate of the Environmental, Corporate Governance and Reserve Review Committee also includes: (a) adopting and overseeing the guidelines and policies for environment, health and safety matters; (b) developing the Corporation's approach to corporate governance and reviewing the annual disclosure of the Corporation's corporate governance practices; and (c) reviewing the annual evaluation reports on the oil and natural gas reserves of the Fund's subsidiaries and periodically reviewing the qualifications, experience and independence of, and meeting with, the consulting engineering firm retained to report on the oil and natural gas reserves of the Fund's subsidiaries.

Assessments

The Board has a process where individual directors meet with the Chairman of the Board occasionally to discuss the effectiveness of the Board, the Board committees or individual directors.

APPROVAL

The contents and mailing of this Information Circular have been approved by the directors of the Corporation.

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SCHEDULE "A"
SUMMARY OF THE RIGHTS PLAN

Reasons for Continuing the Rights Plan

The Board has considered the appropriateness of continuing the Rights Plan and concluded, for the reasons discussed below, that it is in the best interest of the Fund and its Unitholders to do so. Accordingly, the Board unanimously recommends that Unitholders approve the amendment to the Rights Plan Agreement referred to above and reconfirm the Rights Plan by voting in favour of the above resolution.

The Rights Plan was initially adopted by the Fund to provide Unitholders and the Board with adequate time to properly assess the merits of any take-over bid made for the Trust Units and to allow for a reasonable period of time for the Board to explore and develop alternatives to maximize Unitholder value. Since initial approval of the Rights Plan by the Unitholders, changes in applicable legislation have, among other things, increased the time during which an offer must remain open from 21 days to 35 days. However, the legislation now also permits take-over bids and tender offers to be initiated by way of press release, with the circular to be mailed within 10 days. Therefore, although the legislation currently provides for an additional 14 days to the time in which the Board would have to fully assess offers and to explore and develop alternatives for Unitholders in the event of a take-over bid, in fact, it may, in certain circumstances, only provide for an additional four days. **The Board unanimously recommends that the current Rights Plan be continued.**

The Board continues to believe that the Rights Plan will not adversely limit the opportunity for Unitholders to dispose of their Trust Units through a take-over bid or tender offer for the Fund which provides fair value to all Unitholders. The provisions of the Rights Plan relating to Permitted Bids (as defined in the Rights Plan) permit Unitholders to tender to a take-over bid or tender offer which is a Permitted Bid regardless of the views of the Board as to the acceptability of the bid or offer. Further, even if an offeror determines not to meet the requirements of a Permitted Bid, the Board may, through the opportunity to negotiate with such offeror, be able to influence the terms of the take-over bid or tender offer for the purpose of maximizing Unitholder value.

At the time of this Information Circular the Board was not aware of any pending or threatened take-over bid or offer for the Trust Units. **It is not the intention of the Board in recommending that the Rights Plan be reconfirmed, that the continuance in office of the existing members of the Board be secured or that an acquisition of control of the Fund in a transaction that is considered to be fair and in the best interest of the Unitholders be avoided.** The rights of Unitholders under existing law to seek a change in the management of the Fund or to influence or promote action of management in a particular manner is not affected by the continuation of the Rights Plan. The continuation of the Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interest of the Fund and its Unitholders.

Description of the Rights Plan

Rights plans have been adopted by many publicly-held companies and trusts in Canada. The terms of the Rights Plan, set forth in the Rights Plan Agreement, are substantially similar to those adopted by many other publicly-held companies and trusts.

The following is a summary description of the general operation of the Rights Plan. This summary is qualified in its entirety by reference to the text of the Rights Plan Agreement. A copy of the Rights Plan Agreement is available by contacting the Corporate Secretary of the Corporation at (403) 268-7477. Capitalized terms used but not defined below have the meanings ascribed to them in the Rights Plan Agreement.

Effective Date

The effective date of the Rights Plan is January 25, 2000 (the "Effective Date").

Term

The current Rights Plan has a six-year term expiring on May 16, 2006 and requires reconfirmation by Unitholders every two years during such term. The 2006 Rights Plan Agreement provides that the Rights Plan must be continued, ratified, confirmed and approved by Unitholders every three years without specifying a fixed term. If the Rights Plan embodied in the 2006 Rights Plan Agreement is continued, ratified, confirmed and approved by Unitholders at the Fund Meeting, the Rights Plan will remain in effect until the date of the 2009 Annual Meeting of Unitholders.

Unitholder Approval

For the Rights Plan to continue in effect following the Fund Meeting, the Rights Plan Resolution must be approved by a majority of the votes cast in respect thereof by or on behalf the "Independent Unitholders" (as defined in the 2006 Rights Plan Agreement) present in person or represented by proxy at the Fund Meeting.

Issue of Rights

On the Effective Date, one right (a "Right") was issued and attached to each Trust Unit outstanding and attaches to each Trust Unit subsequently issued.

The Rights

The Rights will trigger (i.e., separate from the Trust Units) and will be exercisable ten trading days after a person (an "Acquiring Person") has acquired 20% or more of, or commences or announces a Take-over Bid for, the outstanding Trust Units, other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid. The acquisition by an Acquiring Person of 20% or more of the Trust Units is referred to as a "Flip-in Event". When a Flip-in Event occurs each Right becomes a right to purchase from the Fund, upon exercise of the Right in accordance with the terms of the Rights Plan Agreement, $100.00 worth of Trust Units for $50.00.

Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Any Take-over Bid other than a Permitted Bid or a Competing Permitted Bid will be prohibitively expensive for the Acquiring Person. The Rights Plan is therefore designed to require any person interested in acquiring more than 20% of the Trust Units to do so by way of a Permitted Bid or a Competing Permitted Bid or to make a Take-over Bid which the Board of Directors considers to represent the full and fair value of the Trust Units.

The Rights will have no value and no dilutive effect on the Trust Units prior to being triggered. Upon a Flip-in Event occurring and the Rights separating from the Trust Units, reported earnings per unit on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Trading of Rights

Until the Separation Time, the Rights will be evidenced only by outstanding Trust Unit Certificates. The Rights Plan provides that, until the Separation Time, the Rights will be transferred with and only with the associated Trust Units. Until the Separation Time, or earlier termination or expiration of the Rights, each new Trust Unit Certificate issued after the Record Time, upon transfer of existing Trust Units or the issuance of additional Trust Units, will display a legend incorporating the terms of the Rights Plan Agreement. As soon as practicable following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to the holders of record of Trust Units as of the close of business at the Separation Time, and thereafter the Rights Certificates alone will evidence the Rights.

Permitted Bid Requirements

The Permitted Bid requirements include the following:

(a) the Take-over Bid must be made by means of a Take-over Bid circular and be made to all registered holders of Trust Units;

(b) the Take-over Bid must be outstanding for a minimum of 45 days and the Trust Units tendered or deposited pursuant to the Take-over Bid may not be taken up prior to the expiry of the 45 day period and only if at that time more than 50% of the Trust Units held by Independent Unitholders (who are Unitholders who are not the bidder, its associates, affiliates, persons acting jointly or in concert with them and certain other persons) have been tendered to the Take-over Bid and not withdrawn;

(c) the Trust Units deposited pursuant to the Take-over Bid may be withdrawn until taken up or paid for; and

(d) if more than 50% of the Trust Units held by Independent Unitholders are tendered pursuant to the Take-over Bid within the 45 day period, the bidder must make a public announcement of that fact and the Take-over

Bid must remain open for deposits of Trust Units for an additional 10 business days from the date of such public announcement.

Accordingly, the Rights Plan permits a partial bid to qualify as a Permitted Bid, provided that it satisfies the conditions set out above. The Rights Plan also allows for a "Competing Permitted Bid" to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same day as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the Board and may be taken directly to the Unitholders.

Permitted Lock-up Agreements

The Rights Plan does not prohibit lock-up agreements entirely, but requires that they provide that the selling Unitholder be permitted to tender into a "clearly" better offer or other competing transaction (i.e., one that meets the threshold tests in the Rights Plan).

To be a Permitted Lock-up Agreement, the agreement must allow the signing Unitholder to withdraw its Trust Units and to deposit or tender into a competing bid or in support of a competing transaction if the price for that bid or value under that competing transaction is at least 7% higher or, if the original bid is a partial bid, the bid price or competing transaction value is at least as high as the original bid, but the bid or competing transaction is for at least 7% more Trust Units than the original bid. In addition, the Rights Plan provides that a Permitted Lock-up Agreement cannot provide for a "break-up" fee to be payable by the locked-up person (in the event it withdraws from the locked-up bid) in excess of the greater of (a) 2.5% of the value of the consideration payable under the locked-up bid to the locked-up person, and (b) 50% of the amount by which the value of the consideration received by the locked-up person under the other bid exceeds the value that the person would have received under the locked-up bid.

Waiver, Redemption and Amendment

The Board may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event that would result from a Take-over Bid made by way of a Take-over Bid circular to all holders of Trust Units. In such case, such waiver would be deemed also to be a waiver in respect of any other Flip-in Event which occurs by reason of another Take-over Bid made prior to the expiry of the Take-over Bid for which the initial waiver was given. The Board may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Trust Units at the time of the waiver. Subject to the prior consent of the holders of Trust Units or of Rights, at any time prior to the occurrence of a Flip-in Event the Board may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 each. Amendments to the Rights Plan require the prior consent of the holders of Trust Units or Rights (in the event that separation has occurred), except the Board may correct typographical errors and make amendments to maintain the validity of the Rights Plan.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Fund. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Unitholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, administrators of registered pension plans and mutual funds acquiring greater than 20% of the Trust Units are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a Take-over Bid.

Canadian Federal Income Tax Consequences of the Rights Plan

Although the matter is not free from doubt, under the *Income Tax Act* (Canada) (the "Tax Act"), the issue of the Rights under the Rights Plan may be a taxable benefit which must be included in the income of a recipient. However, no amount must be included in income if the Rights do not have a monetary value at the date of issue. The Fund considers that the Rights, when issued, will have negligible monetary value because the possibility that the Rights will ever be exercised is remote. However,

if the Rights become exercisable, are exercised or are otherwise disposed of, the holder of the Rights may have income or be subject to withholding tax under the Tax Act.

The foregoing statement is of a general nature only and is not intended to constitute nor should it be construed as legal or tax advice to any particular holder of Trust Units. Such holders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable federal, provincial, territorial, state or foreign legislation.

SHININGBANK
Energy Income Fund

March 24, 2006 TSX: SHN.UN

NEWS RELEASE - FOR IMMEDIATE RELEASE

Shiningbank Energy Announces Filing of Annual Information Form and Reserves Information Disclosure

Shiningbank Energy Income Fund (the "Fund" or "Shiningbank") today announces that it has filed its annual information form ("AIF") for its year ended December 31, 2005 on the System for Electronic Document Analysis and Retrieval ("SEDAR").

The AIF contains the detailed reserves information required by National Instrument 51-101 of the Canadian Securities Administrators, including the Statements and Reports required by Forms 51-101F1, 51-101F2 and 51-101F3. A copy of the AIF can be viewed on SEDAR at www.sedar.com or on Shiningbank's website at www.shiningbank.com.

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 76%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com, or contact us at:

Email: irinfo@shiningbank.com
Telephone: (403) 268-7477
Facsimile: (403) 268-7499
Toll Free: (866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator

SHININGBANK ENERGY INCOME FUND
PROXY FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

The undersigned Unitholder of Shiningbank Energy Income Fund (the "Fund") hereby appoints Arne Nielsen, Chairman of Shiningbank Energy Ltd. (the "Corporation") of Calgary, Alberta, or, failing him, David Fitzpatrick, President of the Corporation, of Calgary, Alberta, or instead of them, ______________________________ as proxy of the undersigned with full power of substitution, to attend, act and vote for the undersigned, at the proxy's discretion, except as specified below, at the Annual and Special Meeting of Unitholders of the Fund, to be held at the Calgary Petroleum Club, McMurray Room, 319 – 5th Avenue S.W., Calgary, Alberta, at 3:00 p.m. (Calgary time) on Tuesday, May 16, 2006, at any adjournments thereof (the "Fund Meeting") and at every poll arising therefrom:

1. **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the appointment of KPMG LLP as auditors of the Fund and to authorize Computershare Trust Company of Canada, as trustee of the Fund (the "Trustee"), to determine the remuneration of the auditors.

2. To direct Shiningbank Holdings Corporation to vote at Shiningbank Energy Ltd.'s shareholder meeting on May 16, 2006, with respect to the following matters:

   (a) **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the appointment of KPMG LLP as auditors of Shiningbank Energy Ltd. and to authorize the Board of Directors of Shiningbank Energy Ltd. to determine the remuneration of the auditors.

   (b) The election of the directors of Shiningbank Energy Ltd. for the ensuing year:

	VOTE FOR	WITHHOLD FROM VOTING		VOTE FOR	WITHHOLD FROM VOTING
Edward W. Best	☐	☐	Robert B. Hodgins	☐	☐
Richard W. Clark	☐	☐	Arne R. Nielsen	☐	☐
David M. Fitzpatrick	☐	☐	Warren D. Steckley	☐	☐
D. Grant Gunderson	☐	☐			

3. To direct the Trustee on behalf of the Fund to vote at Shiningbank Holdings Corporation's shareholder meeting on May 16, 2006, with respect to the following matters:

   (a) **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the appointment of KPMG LLP as auditors of Shiningbank Holdings Corporation.

   (b) **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the nominees set out in the accompanying information circular of the Fund dated March 16, 2006 (the "Ccircular") as the directors of Shiningbank Holdings Corporation for the ensuing year.

4. To direct the Trustee on behalf of the Fund to vote at SLP Holdings Inc.'s shareholder meeting on May 16, 2006, with respect to the following matters:

   (a) **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the appointment of KPMG LLP as auditors of SLP Holdings Inc. and to authorize the Board of Directors of SLP Holdings Inc. to determine the remuneration of the auditors.

   (b) **VOTE FOR ____or WITHHOLD FROM VOTING ____**for the nominees set out in the Circular as the directors of SLP Holdings Inc. for the ensuing year.

(see reverse)

5. **VOTE FOR ____or VOTE AGAINST ____** the special resolution, as set out in the Circular, to authorize the Trustee to amend the royalty agreement between the Trustee, on behalf of the Fund, and each of Shiningbank Energy Ltd. and Shiningbank Limited Partnership, as further described in the Circular.

6. **VOTE FOR ____or VOTE AGAINST ____** the resolution, as set out in the Circular, to continue, ratify, confirm and approve the Unitholders' Rights Plan Agreement, as further described in the Circular.

7. To vote at the discretion of said proxy upon any amendments to or variations of the above matters or any other matters brought before the Fund Meeting or adjournments thereof.

This Proxy is solicited by management of the Corporation, as administrator of the Fund. If named as proxy, the management designees will vote the Trust Units represented by this proxy as directed above, and if not directed, will vote in favour of each of the matters referred to above.

A Unitholder has the right to appoint a proxy other than management's nominees to attend and act for it at the Fund Meeting. To exercise this right, cross out the names of management's nominees and print the name of your appointee, who need not be a Unitholder, in the space provided above.

The undersigned hereby revokes any proxy previously given to vote at the Fund Meeting.

DATED this ____day of _____________, 2006

____

(signature of unitholder)

____

(name of unitholder, please print)

NOTE: Joint owners should each sign; executors, trustees, administrators, etc. should include their full title; and for corporations, the proxy must be under seal, or signed by a duly authorized officer or attorney. A proxy will not be valid unless properly completed, dated (if this proxy is not dated, it shall be deemed to bear the date on which it was mailed) and received by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 at least 24 hours preceding the time set for the Fund Meeting, or any adjournment thereof (excluding Saturdays, Sundays and holidays).

SHININGBANK
Energy Income Fund

SHININGBANK ENERGY INCOME FUND
CODE OF BUSINESS CONDUCT AND ETHICS

I. Introduction

This Code of Business Conduct and Ethics (this "Code") of Shiningbank Energy Income Fund (the "Fund") is the guide to ethical and lawful conduct in the daily business of the Fund's operating entities. This Code applies to all directors, officers, employees, consultants and contract field operators of the Fund's operating entities (hereinafter collectively referred to as "staff"). As used in this Code, "Shiningbank", "we" and "our" means the Fund and its operating entities which include Shiningbank Energy Ltd. and Shiningbank Limited Partnership and "you" and "your" means staff.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all staff are expected to comply. No staff member will be permitted to achieve results through violations of laws or regulations, or through unscrupulous dealings.

We intend that our business practices will be compatible with the economic and social priorities of each location in which we operate, currently or in the future. Although customs vary from country to country and standards of ethics may vary in different business environments, honesty and integrity must always characterize our business activity.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws. This Code sets forth general principles and does not replace any other rules, policies and procedures adopted by Shiningbank, including other work rules and personal conduct policies. This Code and any such rules, policies and procedures may be updated from time to time. All staff are required to stay informed of any updates and to comply with all requirements.

The cooperation and commitment of staff is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen. Please read this Code carefully.

II. Conflicts of Interest

A conflict of interest occurs when a staff member's private interest interferes, or appears to interfere, in any way with the interests of Shiningbank. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests must be reported immediately to the President, any Vice President or the General Counsel (a "Senior Officer") of Shiningbank Energy Ltd. (the "Corporation").

A conflict situation can arise when a staff member takes actions or has interests that may make it difficult to perform his or her work effectively. Conflicts of interest also arise when a staff member or a member of his or her family receives improper personal benefits (such as loans or loan guarantees) as a result of his or her position with Shiningbank. Conflicts of interest may also arise when a staff member or member of his or her family holds an interest in an organization which enters into transactions of any kind with Shiningbank, provided that the holding of a minor interest (below 5%) in a publicly traded issuer that enters into transactions with Shiningbank will not constitute a conflict of interest.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the President of the Corporation (or the Chair of the Board of the Corporation in the case of the President).

III. Corporate Opportunities

Staff are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain.

IV. Confidentiality

Staff must maintain the confidentiality of information entrusted to them by Shiningbank or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated. The obligation to preserve confidential information continues even after you leave Shiningbank.

Confidential information includes all non-public information that may be of use to our competitors, or harmful to Shiningbank or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to Shiningbank, including pricing, technology or proprietary design information.

V. Protection and Proper Use of Shiningbank Assets

All staff should endeavour to protect our assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on our profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Our assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management. Our assets may never be used for illegal purposes.

The obligation to protect our assets includes proprietary information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are financial information, engineering reports, geological information, well data, prospect data, compilations, cross-sections, seismic information, well logs, intellectual property, business and marketing plans and employee information. The obligation to preserve proprietary information continues even after you leave Shiningbank.

VI. External Communications

The Fund's Disclosure Policy designates certain individuals to speak on behalf of Shiningbank for purposes of communicating with the investment community, regulators and the media. Staff who are contacted by the media for information regarding our business activities and plans, financial information or position on public issues must not respond, unless they are specifically authorized to do so by a designated spokesperson. All such inquiries are to be referred to the Investor Relations Coordinator of the Corporation.

From time to time staff may be contacted by government representatives or legal counsel representing other companies, government agencies or individuals in connection with investigations that govern Shiningbank, its businesses, customers, staff or suppliers. While Shiningbank cooperates with all reasonable requests from government agencies and authorities, all requests for information (other than what is provided on a routine basis) should be reported to the General Counsel of the Corporation (the "General Counsel") immediately. A staff member who is contacted should decline to respond and should refer the person making the request to the General Counsel. Likewise, if a staff member receives a subpoena or other request to testify or produce documents, a copy of the subpoena or request should be forwarded immediately to the General Counsel.

The guidance of the General Counsel should be received before responding to any request and all responses must be coordinated through the General Counsel. All information provided should be truthful and accurate. Staff must never mislead any investigator and must never modify or destroy documents or records in response to an investigation.

VII. Insider Trading

Insider trading is unethical and illegal. Staff are not allowed to trade in securities of a public issuer while in possession of material non-public information regarding such public issuer. It is also illegal to "tip" or pass on material non-public information to any other person who might make an investment decision based on that information or pass the information on further.

The Fund has Insider Trading and Reporting Guidelines, which set forth the obligations of staff in respect of trading in the Fund's securities, including pre-defined periods of time during which trading is not permitted (commonly referred to as blackout periods). Staff are expected to be in compliance with the Fund's Insider Trading and Reporting Guidelines at all times.

VIII. Fair Dealing

Each staff member should endeavour to deal fairly with Shiningbank's customers, suppliers, competitors and staff. No staff member should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

Contractor and supplier relationships must be managed in a fair, equitable and ethical manner consistent with this Code and all applicable laws and good business practices. Shiningbank promotes competitive procurement and evaluates supplier's products and services on the basis of technical expertise, quality, reliability, service, price, delivery and other relevant objective

factors. Shiningbank prohibits staff from making purchasing decisions based on the opportunity for personal financial gain.

While information about competitors, customers and suppliers is a valuable asset, applicable laws and our standards of appropriate business conduct require that staff obtain this information legally. It is not unusual to obtain such information about other organizations, including competitors, through legal and ethical means such as public documents, public presentations, journal and magazine articles and other published and spoken information. However, staff are prohibited from obtaining proprietary or confidential information about competitors, customers or suppliers through illegal means, or from using any proprietary or confidential information acquired during a prior employment relationship. It is also not acceptable to use or seek to acquire proprietary or confidential information when doing so would require anyone to violate a contractual agreement, such as a confidentiality agreement with a prior employer.

IX. Compliance with Laws, Rules and Regulations

Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. When in doubt, check with your supervisor or a Senior Officer. All staff must respect and obey the laws of the cities, provinces, states, and countries in which we currently operate or may operate in the future and must avoid even the appearance of impropriety. Staff who fail to comply with this Code and applicable laws will be subject to disciplinary action.

X. Compliance with Environmental Laws

Shiningbank is sensitive to the environmental, health and safety consequences of its operations. Accordingly, Shiningbank's objective is strict compliance with all applicable Federal and Provincial environmental laws and regulations. If any staff member has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, they should discuss the matter with their supervisor, the EH&S Corporate Compliance Coordinator or a Senior Officer.

XI. Discrimination and Harassment

We value the diversity of our staff and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Threats or acts of violence or physical intimidation are also prohibited. It is the responsibility of each staff member to maintain a work environment free of discrimination and harassment and to report any situation that they believe may be workplace discrimination or harassment to their supervisor or a Senior Officer.

XII. Safety and Health

Shiningbank and its staff are both responsible for maintaining a safe workplace by following safety and health rules and practices. We are committed to keeping our workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to your supervisor, the EH&S Corporate Compliance Coordinator or a Senior

Officer. If at any time a staff member feels that there is a safety risk, they have the right to stop work and report the safety risk.

Staff must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

XIII. Accuracy of Financial Records and Reporting

To ensure the accuracy of our financial records, all significant events or developments which have occurred, or which may occur, and which could have a material effect on the financial position of Shiningbank or its results of operations must be promptly disclosed by staff to a Senior Officer. We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period. If at any time you believe that accurate financial records are not being maintained, you are required to immediately bring this to the attention of a Senior Officer.

Expense accounts should be used only to reimburse staff for items and activities that are purchased in furtherance of our business. Each staff member must submit an accurate expense report of the money spent for this purpose.

XIV. Use of E-Mail and Internet Services

The Corporation has an Acceptable Use Policy that outlines what constitutes acceptable use of Shiningbank's computer equipment. Staff are expected to be in compliance with this policy at all times. Violation of this policy may result in disciplinary action.

Your messages (including voice mail) and computer information are considered Shiningbank's property and you should not have any expectation of privacy. Unless prohibited by law, Shiningbank reserves the right to access and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

XV. Political Activities and Contributions

We respect and support the right of our staff to participate in political activities. However, these activities should be conducted on your personal time and should not involve the use of any of our resources such as telephones, computers or supplies. Staff will not be reimbursed for personal political contributions.

We may occasionally express our views on local and national issues that affect our operations. In such cases, our funds and resources may be used, but only when permitted by law and authorized by the President of the Corporation. We may also make contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. We may pay related administrative and solicitation costs for political action committees formed in accordance with applicable laws and regulations. No staff member may make or commit to political contributions on behalf of Shiningbank unless authorized by the President of the Corporation.

XVI. Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill among business partners. Offering or receiving any gift, gratuity or entertainment that might compromise (or appear to compromise) your ability to make objective and fair business decisions should be avoided. The same rules apply to staff offering gifts and entertainment to our business associates.

The value of gifts should be nominal, both with respect to frequency and amount. Gifts that are repetitive (no matter how small) may be perceived as an attempt to create an obligation to the giver and are therefore inappropriate. Likewise, business entertainment should be moderately scaled and intended only to advance business goals. Use good judgment. "Everyone else does it" is not sufficient justification. If you are having difficulty determining whether a specific gift or entertainment item lies within the bounds of acceptable business practice, ask yourself these guiding questions.

- Is it legal?
- Is it clearly business related?
- Is it moderate, reasonable, and in good taste?
- Would public disclosure embarrass Shiningbank?
- Is there any pressure to reciprocate or grant special favours?

Strict rules apply when we do business with governmental agencies and officials, whether in Canada or in other countries. Due to the sensitive nature of these relationships, talk with your supervisor or a Senior Officer before offering or making any gifts or hospitality to governmental employees.

XVII. Reporting Illegal or Unethical Behaviour / Investigations / Disciplinary Action

We have a strong commitment to conduct our business in a lawful and ethical manner. Staff are encouraged to talk to their supervisor or a Senior Officer when in doubt about the best course of action in a particular situation and to report violations of laws, rules, regulations or this Code.

Once a possible Code violation is reported, Shiningbank will promptly conduct a confidential investigation into all issues raised to the extent possible. Shiningbank will not identify the person(s) who reported the possible Code violation unless it is necessary for completing the investigation. The General Counsel will coordinate any investigation and recommend needed corrective action or changes to the Environmental, Corporate Governance and Reserve Review Committee of the Board of Directors of the Corporation (the "Governance Committee"). Staff are expected to cooperate with investigations of possible Code violations.

It is a violation of this Code to retaliate against or take other adverse actions against those who report a possible Code violation in good faith. Any staff member who believes they have been the subject of retaliation should contact the General Counsel immediately. Any staff member who retaliates against another staff member for reporting a possible Code violation will themselves be subject to disciplinary action.

This Code is intended to help staff conduct themselves in a manner consistent with Shiningbank's values. Staff may face disciplinary action if they:

- Violate this Code.
- Encourage or help other staff to violate this Code.
- Condone other staff who violate this Code.
- Fail to report a violation of this Code.
- Retaliate against any staff member who reports a possible Code violation in good faith.
- Fail as a director, officer or supervisor to take appropriate steps to ensure compliance with this Code.

Management has the discretion to determine the level and type of disciplinary action that is appropriate in any given circumstance. Disciplinary action may include a warning, a written reprimand, mandatory reimbursement of losses or damages, suspension, demotion, termination of employment or referral for criminal prosecution or civil action.

XVIII. **Waivers of the Code of Business Conduct and Ethics**

Any waiver of this Code will be made only by the Governance Committee and will be promptly disclosed as required by applicable laws.

XIX. **Compliance Procedures**

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances we encourage you to use your common sense or to contact your supervisor or a Senior Officer for guidance.

If you do not feel comfortable discussing the matter with your supervisor or a Senior Officer, you may follow the process outlined in the Fund's Treatment of Complaints Policy and submit your concerns confidentially and, if desired, anonymously to the General Counsel of the Corporation or the Chair of the Governance Committee.

All staff are expected to comply with this Code as a term and condition of their employment.

Approved by the Board of Directors of the Corporation on March 16, 2006

SHININGBANK
Energy Income Fund

RECEIVED
2006 MAY -2 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

April 19, 2006 TSX: SHN.UN

NEWS RELEASE
FOR IMMEDIATE RELEASE

Shiningbank Energy announces May 2006 monthly distribution

Shiningbank Energy Income Fund (the "Fund") today announced that its cash distribution for May 2006 will be **C$0.25 per unit. The distribution is payable on May 15, 2006 to unitholders of record on April 30, 2006. The ex-distribution date is April 26, 2006.**

Shiningbank Energy Income Fund is a natural gas focused energy trust founded in 1996. The Fund purchases, develops and operates producing properties for the direct benefit of its unitholders. Shiningbank has one of the highest weightings of natural gas production in the energy trust sector at 76%.

Shiningbank is listed on the Toronto Stock Exchange under the symbol SHN.UN. For further information please visit our website, www.shiningbank.com or contact us at:

Email:	irinfo@shiningbank.com
Telephone:	(403) 268-7477
Facsimile:	(403) 268-7499
Toll Free:	(866) 268-7477

Shiningbank Energy Ltd.

David M. Fitzpatrick, President and C.E.O.
Bruce K. Gibson, Vice President, Finance and C.F.O.
Debbie Carver, Investor Relations Coordinator